Form 10-K, Exhibit 13
period 1993-12-31
CHIQUITA BRANDS INTERNATIONAL INC
filed 1994-03-31
CIK 101063


Selected Financial Data                    EXHIBIT 13
Chiquita Brands International, Inc. and Subsidiary Companies


(In thousands,
except per
share amounts)        1993        1992          1991         1990         1989

FINANCIAL
CONDITION
Working
  capital      $   266,793  $   482,338  $   960,093  $   433,424  $   394,640
Capital
  expendi-
  tures            196,554      472,273      395,641      312,698      117,425
Total assets     2,740,753    2,880,624    2,937,344    1,913,674    1,373,480
Capital-
  ization
Short-term
  debt             192,207      229,286      187,821      106,698       58,540
Long-term
  debt           1,438,378    1,411,319    1,202,839      494,182      385,250
Share-
  holders'
  equity           601,998      674,887      967,925      687,709      463,954

OPERATIONS
Net sales      $ 2,532,925  $ 2,723,250  $ 2,604,128  $ 2,186,452  $ 1,892,657
Operating
  income
  (loss)           103,848      (96,588)*    197,818      166,180      157,746
Income (loss)
  from
  continuing
  operations
  before
  income
  taxes            (39,081)    (216,708)*    160,009      153,531      135,040
Income (loss)
  from
  continuing
  operations       (51,081)    (221,708)     110,909       95,831       83,840
Discontinued
  operations            --      (62,332)      17,586       (1,913)     (16,073)
Net income
  (loss)           (51,081)    (284,040)     128,495       93,918       67,767

SHARE DATA
Average number
  of common
  shares
  outstanding       51,427       51,804       50,382       42,089       39,788
Earnings
  (loss) per
  common share:
Primary
- - Continuing
  operations        $(0.99)      $(4.28)       $2.20        $2.28        $2.10
- - Discontinued
  operations            --        (1.20)         .35         (.05)        (.40)
- - Net income
  (loss)             (0.99)       (5.48)        2.55         2.23         1.70

Fully diluted
- - Continuing
  operations         (0.99)       (4.28)        2.19         2.24         2.05
- - Discontinued
  operations            --        (1.20)         .33         (.04)        (.38)
- - Net income
  (loss)             (0.99)       (5.48)        2.52         2.20         1.67
Dividends
  declared per
  common share         .44          .66          .55          .35          .20
Market price
  per common
  share:
  High               17.50        40.13        50.63        32.00        17.63
  Low                10.13        15.75        29.63        16.13        12.88
  End of
  year               11.50        17.25        40.00        32.00        17.38
Book value per
  common share
  at end of
  year               11.33        12.93        19.39        15.21        11.94


*  Includes restructuring and reorganization charges of $61.3 million
(see Note 2).

     6

Statement of Management Responsibility


 The financial information presented in this Annual Report is the responsibility of Chiquita Brands International, Inc. management, who believes that it presents fairly its consolidated financial position and results of operations in accordance with generally accepted accounting principles.

 The Company's system of internal accounting controls, which is supported by formal financial and administrative policies, is designed to provide reasonable assurance that the financial records are reliable for preparation of financial statements and that assets are safeguarded against losses from unauthorized use or disposition. Management reviews, modifies and improves these systems and controls as changes occur in business conditions and operations. The Company's worldwide internal audit function reviews the adequacy and effectiveness of controls and compliance with policies.

 The Audit Committee of the Board of Directors reviews the Company's financial statements, accounting policies and internal controls. In performing its reviews, the Committee meets with the independent auditors, management and internal auditors periodically to discuss these matters.

 The Company engages Ernst & Young, an independent auditing firm, to audit its financial statements and express an opinion thereon. The scope of the audit is set by Ernst & Young who have full and free access to all Company records and personnel in conducting their audits. Representatives of Ernst & Young are free to meet with the Audit Committee, with or without members of management present, to discuss their audit work and any other matters they believe should be brought to the attention of the Committee.


Report of Ernst & Young, Independent Auditors


The Board of Directors and Shareholders of
Chiquita Brands International, Inc.


 We have audited the accompanying consolidated balance sheets of Chiquita Brands International, Inc. and subsidiary companies as of December 31, 1993 and 1992, and the related consolidated statements of income, shareholders' equity and cash flow for each of the three years in the period ended December 31, 1993. These financial statements, appearing on pages 11 through 23, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chiquita Brands International, Inc. and subsidiary companies at December 31, 1993 and 1992 and the consolidated results of their operations and their cash flow for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.
                        Ernst & Young

Cincinnati, Ohio
February 28, 1994

Management's Analysis of Operations and Financial Condition
Chiquita Brands International, Inc. and Subsidiary Companies


Operations
1993 Continuing Operations Compared to 1992

  Sales decreased 7% to $2.5 billion in 1993 primarily as a result of lower banana volumes. Nevertheless, operating income for 1993 was $103.8 million compared to an operating loss for 1992 of $96.6 million, which included restructuring and reorganization charges of $61.3 million. This improvement is attributable to the continuing benefits of Chiquita's multi-year investment spending program and the ongoing effects of its restructuring and cost reduction efforts. These programs address all aspects of the banana business including a decreased reliance on high-cost purchased fruit, enhanced production practices, shipping fleet realignment, reorganization and consolidation of marketing organizations, and overhead reductions.
  Since imposition of a new quota system on July 1, 1993 (see "International Operations" below) which in effect restricts the volume of Latin American bananas imported into the European Union ("EU"), 1993 prices within the EU increased to a higher level than in
prior years.  This trend has continued into early 1994.   Banana
prices outside the EU in 1993 following implementation of the quota were lower than in previous years, as displaced EU volume entered those markets. In early 1994, average price levels for markets outside the EU have exceeded price levels for comparable pre-quota periods as normal occasional supply limitations mitigated the impact of displaced EU volume in these markets. Future pricing in these non-EU markets may be affected by their ability to continue to absorb the displaced EU volume and the continuing growth in per capita consumption of bananas outside the EU.
  Although total costs were substantially lower in 1993, the depreciation and interest components of those costs are higher (depreciation grew 28% to $102.6 million and net interest expense increased 34% to $149.4 million) principally as a result of increased reliance on owned production and shipping capacity, a majority of which has been financed. These increased costs of ownership were more than offset by lower costs resulting from the reduction of purchased fruit and ship leases. The Company expects to continue to benefit from its improved cost structure in 1994 and in future years. In early 1994, Chiquita began refinancing certain of its outstanding debt, which will result in future interest savings (see "Financial Condition" below).
  The effective tax rate is affected by the level and mix of income between various U.S. and foreign jurisdictions in which the Company operates. Income taxes for 1993 consisted principally of foreign income taxes currently paid or payable. No tax benefit was recorded in the 1993 operating results for U.S. net operating loss carryforwards. In August 1993, the U.S. government enacted new tax legislation which, among other things, increased the U.S. statutory federal income tax rate from 34% to 35%. The new law did not have a material impact on Chiquita's financial statements.

1992 Continuing Operations Compared to 1991
  Sales increased 5% to $2.7 billion in 1992 principally due to acquisitions in early 1992 and late 1991 and increased processed foods volume partially offset by lower selling prices for bananas.
  For 1992, Chiquita incurred an operating loss of $96.6 million which included $61.3 million of restructuring and reorganization charges discussed below. The operating loss of $35.3 million before restructuring and reorganization charges resulted principally from sharply increased banana costs and expenses. These costs were significantly impacted by a widespread decline in product quality early in 1992 caused by the extraordinary outbreak of disease and unusual weather patterns (El Nino) affecting banana industry cultivations. In response to these quality issues, Chiquita reduced the volume of fruit it marketed during the second half of the year, resulting in a significant amount of unrecovered costs. These unusual quality issues were addressed by extraordinary control measures and a reduction in the volume of lower quality purchased fruit. As a result, the Company's product quality returned to standard during the second half of 1992.
  During the fourth quarter of 1992, the Company undertook a program to adjust its fresh foods volume and cost infrastructure to significantly reduce production, distribution and overhead costs. This
      8
program, which included consolidation of operations, asset disposals and workforce reductions, resulted in the above-mentioned restructuring and reorganization charges of $61.3 million.
  The decline in product quality in early 1992 also adversely affected banana pricing during the first half of 1992, principally in Europe and to a lesser extent in North America. Upon the restoration of standard product quality, banana pricing returned to normal seasonal levels during the second half of 1992.
  The loss from continuing operations includes higher net interest expense, arising principally from increased 1992 average borrowings outstanding, and a third quarter non-recurring charge of approximately $10 million for the settlement of shareholder litigation.
  Income taxes for 1992 included a $5 million charge for foreign income taxes; however, no tax benefit was recorded in the 1992 operating results for U.S. net operating losses.

International Operations
  Chiquita's products are distributed in more than 40 countries and its international sales are usually made in U.S. dollars and major European and Asian currencies. The Company manages currency risks from sales originating in currencies other than the dollar generally by exchanging local currencies for dollars immediately upon receipt, and by engaging from time to time in various hedging activities.
Debt denominated in currencies other than the U.S. dollar serves as a hedge of the net investment in those respective countries. In addition, various hedging activities are used to offset currency exchange movements on firm commitments and other transactions where the potential for loss exists.
  On July 1, 1993, the EU implemented a new quota effectively restricting the volume of Latin American bananas imported into the EU to approximately 80% of prior levels. The quota is administered through a licensing system and grants preferred status to producers and importers within the EU and its former colonies, while imposing new quotas and tariffs on bananas imported from other sources, including Latin America, Chiquita's primary source of fruit. Challenges to the quota and many matters regarding implementation and administration of the quota remain to be resolved. Prior to its implementation, the principles underlying the new regulation were ruled illegal under the General Agreement on Tariffs and Trade ("GATT") by a GATT dispute settlement panel. In early 1994, a second GATT dispute settlement panel ruled against the current EU regulation in favor of certain Latin American countries. GATT rulings in favor of the Latin American countries could result in an increase in the total volume of Latin American bananas, including banana volume of the Company, which could be imported under the quota. However, there can be no assurance that the EU will comply, or the manner in which it would comply, with such rulings. Facing these changes and uncertainties, the Company has undertaken extensive measures to reorganize, consolidate and integrate its European banana operations.

Discontinued Operations
  During the fourth quarter of 1992, after evaluation of previously announced reorganization plans and completion of other preparatory actions, Chiquita adopted a plan of disposal for its Meat Division operations. Pursuant to the plan, the Company completed the sale of a major fresh pork processing facility in December 1992. During 1993, the Company evaluated numerous proposals for the sale of various components of the Meat Division and engaged in extensive activity in the execution of the balance of its disposal plan. These activities resulted in significant cost reductions contributing to improved Meat Division operating results, progress toward further substantial cost reductions relating to retiree medical costs, receipt of government and union subsidies, concessions and financial incentives, and establishment of a new stand-alone credit facility to fund the Meat Division's working capital needs. In addition, during the second quarter of 1993, Chiquita purchased $16.7 million of secured Meat Division debt held by a third-party lender. In February 1994, the Division's specialty meat operations were sold for approximately $50 million in cash. The Company is continuing its marketing efforts and expects to complete the divestiture of the remaining Meat Division operations by the end of 1994.
     9

  Net sales of discontinued operations have decreased to $1.5 billion from $1.8 billion in 1992 and $2.0 billion in 1991 due primarily to the closing of fresh beef operations in 1991 and 1992, and the sale of the fresh pork processing facility in December 1992. However, successful ongoing cost reduction efforts have contributed to the improvement in Meat Division operating results to approximately breakeven levels in 1993, as compared to a loss from operations of $27.2 million in 1992.
  The developments during 1993 regarding the Meat Division have not had and are not expected to have a material adverse effect on Chiquita's liquidity, financial condition or results of operations. See Note 3 to the Consolidated Financial Statements for more information on discontinued operations.

Financial Condition
  Cash provided by continuing operations was $47.2 million in 1993 in contrast to the $29.2 million negative operating cash flow for 1992 as a result of the Company's improved operating performance. In 1992, the decline in operating cash flow from 1991 levels was limited to $51 million as a result of working capital management efforts and because non-cash charges were a major component of 1992's substantial loss. At December 31, 1993, Chiquita had $151 million of cash and equivalents, not including $51 million of restricted cash on deposit with banks as collateral for subsidiary borrowings. The Company believes that this cash position, combined with increased cash flow as a result of restructuring and cost reduction efforts, reduced future capital spending discussed below and lower financing costs, provide for the liquidity necessary to meet foreseeable needs.
  Capital expenditures, most of which relate to transportation system improvements and the purchase and development of fresh fruit production capacity under a multi-year investment program, were reduced to $197 million for 1993 from $410 million in 1992 and $340 million in 1991. This investment program is nearly complete and the Company expects to reduce 1994 capital expenditures to approximately $125 million, including $65 million for remaining ship construction commitments.
  External financing during the last three years relating to Chiquita's investment spending program and for general corporate purposes includes:

  -
  long-term subsidiary borrowings aggregating approximately $500 million;
  -
  three 1991 public debt offerings of approximately $600 million; and
  -
  a 1991 public sale of 5 million new capital shares for $208 million.

In addition, the Company has arranged financing for approximately three-fourths of its 1994 shipping-related capital expenditures.
  Acquisitions during the last three years have not required significant cash outlays. In 1992, Chiquita issued 2.7 million shares of capital stock in exchange for all outstanding common shares of Friday Canning Corporation, a private-label vegetable processor.
  Chiquita repurchased 1.7 million shares of capital stock during 1992 for approximately $35 million and 1.3 million shares in 1991 for approximately $48 million. Also in 1992 Chiquita issued preference stock in exchange for 3.2 million shares of its capital stock. The preference shares, which provide dividends at a rate higher than the dividend on capital stock, will be exchanged back into capital stock no later than September 1995. (See Note 11 to the Consolidated Financial Statements.)
  The annual dividend rate on Chiquita capital stock increased from $.60 per share in 1991 to $.68 per share in 1992. In connection with efforts to strengthen its balance sheet, in mid-1993 the Company reduced the annual dividend rate on its capital stock to $.20 per share and began to pay preference stock dividends in the form of shares of capital stock, as permitted by the terms of the preference stock.
  In early 1994, Chiquita received approximately $310 million from public sales of 9 1/8% senior notes and preferred stock. In early March 1994, the Company called for redemption its 9 1/8% Subordinated Debentures due 1998 (effective interest rate of 13.2%) and its 11 7/8% Subordinated Debentures due 2003. The Company also plans to redeem other subordinated debt and/or repay portions of its outstanding subsidiary debt with the proceeds of these offerings.


Consolidated Statement of Income
Chiquita Brands International, Inc. and Subsidiary Companies


                                       Year Ended December 31,
(In thousands, except per share amounts)1993         1992         1991



Net sales                             $2,532,925   $2,723,250   $2,604,128


Operating expenses
 Cost of sales                                    1,993,552    2,309,425
2,027,669
 Selling, general and administrative
  expenses                                          332,934      368,675
324,240
 Depreciation                                      102,591        80,438
54,401
 Restructuring and reorganization           --       61,300           --


                                     2,429,077    2,819,838    2,406,310


 Operating income (loss)               103,848      (96,588)     197,818
Interest income                                    20,377       43,301
47,319
Interest expense                                   (169,789)    (155,036)
(88,406)
Other income (expense), net              6,483       (8,385)       3,278



 Income (loss) from continuing
  operations before income taxes       (39,081)    (216,708)     160,009
Income taxes                                        (12,000)      (5,000)
(49,100)


 Income (loss) from continuing operations           (51,081)    (221,708)
110,909
 Discontinued operations                    --      (62,332)      17,586


Net income (loss)                     $(51,081)    $(284,040)   $128,495


Earnings (loss) per common share
 Primary   -                          Continuing operations        $(.99)
$(4.28)     $2.20
           -                          Discontinued operations             -
- -          (1.20)                          .35
           -                          Net income (loss)         (.99)
(5.48)      2.55
 Fully diluted                        -Continuing operations(.99)  (4.28)
2.19
           -                          Discontinued operations             -
- -          (1.20)                          .33
           -                          Net income (loss)         (.99)
(5.48)      2.52


Weighted average number of
 common shares outstanding
  Primary                                          51,427       51,804
50,382
  Fully diluted                                    51,427       51,804
52,912


See Notes to Consolidated Financial Statements.



Consolidated Balance Sheet
Chiquita Brands International, Inc. and Subsidiary Companies


                                                   December 31,
(In thousands, except share amounts)                1993          1992

ASSETS
Current assets
 Cash and equivalents                            $ 151,226      $ 387,969
 Marketable securities                                  --         25,212
 Trade receivables, less allowances of $11,051 and $9,698,
    respectively                                   187,936        199,684
 Other receivables, net                             85,170         72,709
 Inventories                                       307,073        350,578
 Other current assets                               39,054         34,571


    Total current assets                           770,459      1,070,723
Restricted cash                                     51,020             --
Net assets of discontinued operations               42,410         25,675
Property, plant and equipment, net               1,427,191      1,374,913
Investments and other assets                       282,914        226,764
Intangibles, net                                   166,759        182,549


    Total assets                                $2,740,753     $2,880,624


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
 Notes and loans payable                         $ 112,796      $ 136,765
 Long-term debt due within one year                 79,411         92,521
 Accounts payable                                  202,923        226,860
 Accrued liabilities                               108,536        132,239


    Total current liabilities                      503,666        588,385
Long-term debt of parent company                   881,124        883,936
Long-term debt of subsidiaries                     557,254        527,383
Accrued pension and other employee benefits         74,588         74,162
Other liabilities                                  122,123        131,871


    Total liabilities                            2,138,755      2,205,737


Shareholders' equity
 Preferred and preference stock (648,310 shares outstanding)
52,270                                              52,270
 Capital stock, $.33 par value (48,510,353 and
    48,163,560 shares outstanding, respectively)                16,170
16,055
 Capital surplus                                   494,240        490,369
 Retained earnings                                  39,318        116,193


   Total shareholders' equity                      601,998        674,887


   Total liabilities and shareholders' equity            $      2,740,753 $
2,880,624


See Notes to Consolidated Financial Statements.


Consolidated Statement of Shareholders' Equity
Chiquita Brands International, Inc. and Subsidiary Companies


            Prefer-
            red
            and                                                     Total
            Prefer-                                                Share-
            ence                              Capital   Retained  holders'
            Stock        Capital Stock        Surplus   Earnings   Equity
(In thousands,
except share
amounts)                  Shares Par Value


Balance at
December 31,
1990          $   -- 45,219,312   $15,073   $323,640   $348,996   $687,709
Capital stock
 repurchased                 --(1,293,701)      (431)   (13,809)   (34,012)
(48,252)
Stock options
 exercised        --    758,846       253     14,530         --     14,783
Shares sold
 to public,
 net of
 offering costs              -- 4,967,806      1,656    206,658          --
 208,314
Other shares
 issued           --    273,514        91      2,608        806      3,505
Net income        --         --        --         --    128,495    128,495
Dividends on
 capital stock               --        --         --         --    (26,629)
(26,629)

Balance at
December 31,
1991              -- 49,925,777    16,642    533,627    417,656    967,925
Capital stock
 repurchased                 --(1,699,100)      (566)   (17,395)   (16,542)
(34,503)
Stock options
 exercised        --    297,573        99      4,549         --      4,648
Preference
 stock
 issued in
 exchange for
 capital
 stock        52,270 (3,241,546)   (1,081)   (32,909)   (18,795)      (515)
Shares issued
 in an
 acquisition                 -- 2,694,136        898       (751)    52,258
52,405
Other shares
 issued           --    186,720        63      3,248         --      3,311
Net loss          --         --        --         --   (284,040)  (284,040)
Dividends
 Capital stock               --        --         --         --    (33,566)
(33,566)
 Preference
 stock            --         --        --         --       (778)      (778)

Balance at
December 31,
1992          52,270 48,163,560    16,055    490,369    116,193    674,887
Capital
 stock
 repurchased                 --   (30,000)       (10)      (102)      (325)
(437)
Stock
 options
 exercised        --     17,120         6        168         --        174
Other
 shares
 issued           --    168,000        55      1,738         --      1,793
Net loss          --         --        --         --    (51,081)   (51,081)
Dividends
 Capital stock               --        --         --         --    (21,191)
(21,191)
 Preference
 stock            --    191,673        64      2,067     (4,278)    (2,147)

Balance at
December 31,
1993          $52,27048,510,353   $16,170   $494,240   $ 39,318   $601,998

See Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flow
Chiquita Brands International, Inc. and Subsidiary Companies

                                        Year Ended December 31,
(In thousands)                            1993         1992           1991


Cash provided (used) by:
  Operations
   Income (loss) from continuing operations          $(51,081)     $(221,708)$110,909
   Depreciation and amortization         109,711       87,509         60,258
   Restructuring and reorganization           --       45,600             --
   Deferred income taxes                  (3,191)          --          9,173
   Changes in current assets and liabilities
     Receivables                          (7,571)      30,675        (41,840)
     Inventories                          40,535       24,910        (34,476)
     Accounts payable and accrued liabilities         (41,027)       (39,502)(32,299)
     Other current assets and liabilities (4,249)      33,904         (6,695)
   Other                                   4,086        9,447        (43,314)


             Cash flow from operations    47,213      (29,165)        21,716


  Investing
   Capital expenditures                 (196,554)    (409,770)      (340,149)
   Deposits of restricted cash           (51,020)          --             --
   Acquisitions and long-term investments(49,466)     (35,217)       (43,741)
   Decrease (increase) in marketable securities        25,212         87,113
(90,942)
   Proceeds from sale of ships and equipment           22,000             ---
- -    Other                                11,828       (8,126)         7,776


              Cash flow from investing  (238,000)    (366,000)      (467,056)


  Financing
   Debt transactions
     Issuances of long-term debt         151,160      254,820        712,520
     Repayments of long-term debt       (132,839)     (63,907)       (63,953)
     Increase (decrease) in notes and loans payable   (25,621)       (30,898)64,686
   Stock transactions
     Issuances of capital stock            1,854        6,101        218,753
     Repurchases of capital stock           (437)     (34,503)       (48,252)
     Dividends                           (23,338)     (34,344)       (26,629)


              Cash flow from financing   (29,221)      97,269        857,125


Discontinued operations                  (16,735)     (26,140)         4,474


Increase (decrease) in cash and equivalents          (236,743)      (324,036)416,259
Balance at beginning of year             387,969      712,005        295,746


Balance at end of year                  $151,226     $387,969       $712,005



See Notes to Consolidated Financial Statements.



Notes to Consolidated Financial Statements
Chiquita Brands International, Inc. and Subsidiary Companies

Note 1 -- Summary of Significant Accounting Policies
  American Financial Corporation and its subsidiaries ("AFC") owned approximately 46% of the voting stock of Chiquita Brands
International, Inc. ("Chiquita" or the "Company") as of December 31,
1993.

Consolidation
  The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Intercompany balances and transactions have been eliminated. Discontinued operations are not consolidated (see Note 3).
  Investments representing minority interests are accounted for by the equity method when Chiquita has the ability to exercise significant influence in the investees' operations; otherwise, they are accounted for at cost. At December 31, 1993 and 1992, investments in food-related companies of $54 million and $43 million, respectively, were accounted for using the equity method. The excess ($15 million at December 31, 1993) of the carrying value over Chiquita's share of the fair value of the investees' net assets at the date of acquisition is being amortized over 40 years.

Cash and Equivalents
  Cash and equivalents includes all unrestricted cash and highly liquid investments with a maturity when purchased of three months or less.

Inventories
  Inventories are valued at the lower of cost or market. Cost for growing crops and certain banana inventories is determined principally on the "last-in, first-out" (LIFO) basis. Cost for other inventory categories is determined principally on the "first-in, first-out" (FIFO) or average cost basis.

Intangibles
  Intangibles consist of goodwill and trademarks which are being amortized over 40 years. Accumulated amortization was $30.5 million and $25.2 million at December 31, 1993 and 1992, respectively.

Income Taxes
  Deferred income taxes are recognized at current enacted tax rates for temporary differences between the financial reporting and income tax bases of assets and liabilities. Deferred taxes are not provided on the undistributed earnings of subsidiaries operating outside the U.S. that have been or are intended to be permanently reinvested.

Translation of Foreign Currencies
  Chiquita utilizes the U.S. dollar as its functional currency. Net foreign exchange gains, which amounted to approximately $7.5 million, $4.8 million and $2.8 million in 1993, 1992 and 1991, respectively, are included in income.
  The Company periodically enters into foreign exchange forward contracts to hedge transactions denominated in foreign currencies. Gains and losses on contracts used to hedge firm commitments are deferred and included in the measurement of the transaction underlying the commitment. Gains and losses on contracts used to hedge other transactions are included in income on a current basis. At December 31, 1993 the Company had foreign exchange forward contracts aggregating approximately $74 million. The fair value of these contracts, determined based on quoted market prices, was not significant.

Earnings Per Share
  Primary earnings per share is calculated on the basis of the weighted average number of shares of common stock and equivalent Series C preference stock outstanding during the year and the dilutive effect, if any, of assumed conversion of other common stock equivalents (stock options and warrants). Fully diluted earnings per share includes the dilutive effect, if any, of assumed conversion of convertible subordinated debentures.


Note 2 -- Restructuring and Reorganization
  During the fourth quarter of 1992, the Company undertook a program to adjust its fresh foods volume and cost infrastructure to significantly reduce production, distribution and overhead costs. This program, which included consolidation of operations, asset disposals and workforce reductions, resulted in restructuring and reorganization charges of $61.3 million.

Note 3 -- Discontinued Operations
  During the fourth quarter of 1992, after evaluation of reorganization plans announced earlier that year and completion of other preparatory actions, Chiquita adopted a plan of disposal for all remaining Meat Division operations. Pursuant to the plan, the Company immediately completed the sale of a major fresh pork processing facility in December 1992. In February 1994, the Division's specialty meat operations were sold for approximately $50 million in cash. The Company continues to be engaged in vigorous marketing efforts with respect to the remaining Meat Division operations and expects to complete the divestitures of these operations by the end of 1994.
  Meat Division operating results included in Chiquita's Consolidated Statement of Income as "Discontinued operations" are as follows:




(In thousands)                                       1992           1991



Net sales                                         $1,767,564      $2,023,269


Income (loss) from operations,
  net of income taxes of $5,800 in 1991                           (27,232)
17,586
Estimated loss on disposal                          (35,100)            --


Discontinued operations                           $ (62,332)      $ 17,586





  Meat Division operating results were approximately breakeven for 1993 on net sales of approximately $1.5 billion. Results for 1991 included the receipt of $29.3 million in a settlement with a labor union, reduced by $9 million in charges for the restructuring of certain production and distribution facilities.
  The estimated loss on disposal includes the effects of postretirement medical benefit obligations. Chiquita has reevaluated the provision for loss on discontinued operations recorded in 1992 and believes it is adequate to provide for any losses on disposition.
  The net assets of discontinued operations consist principally of property, plant and equipment and trademarks, and at December 31, 1993 include $26.1 million of short-term borrowings under an $80 million credit facility secured by Meat Division working capital. These net assets also include liabilities under Meat Division defined benefit pension plans. The fair value of plan assets, the total benefit obligation and the net liability recorded for these plans at December 31, 1993 were $113 million, $162 million and $49 million, respectively.


Note 4 - Acquisitions
  The Company paid $10.5 million, $9.8 million and $38.6 million in 1993, 1992 and 1991, respectively, for the purchase of majority and minority interests in several food-related businesses. The results of operations from these acquisitions are included in the Consolidated Statement of Income from the dates of acquisition and did not materially affect consolidated results of operations in the years acquired.
  In March 1992, the Company exchanged 2,694,136 shares of its capital stock for all of the outstanding common shares of Friday Canning Corporation ("Friday"), one of the largest U.S. private-label vegetable processors. The net assets of Friday at the time of the merger were $52 million and included inventories (primarily "Other food products") of approximately $67 million and notes and loans payable of approximately $19 million. In November 1991, the Company exchanged 197,531 shares of its capital stock for all of the outstanding common shares of a manufacturer and distributor of fresh fruit and vegetable juices. Both of these transactions have been accounted for as poolings of interests. Prior years' financial statements have not been restated because the effects of these transactions were not material.


Note 5 -- Inventories
  Inventories consist of the following:



                                                      December 31,
(In thousands)                                        1993           1992



Bananas and other fresh produce                        $42,918       $40,348
Other food products                                    56,043        84,982
Growing crops                                         117,839       112,124
Materials and supplies                                 75,206        95,465
Other                                                  15,067        17,659


                                                       $307,073      $350,578


  The carrying value of inventories valued by the LIFO method was $129.1 million at December 31, 1993 and $119.6 million at December 31, 1992. If inventories were stated at current costs, total inventory values would not be materially different.
  The Company periodically enters into futures contracts to hedge the cost of anticipated purchases of oil for its shipping operations. These futures contracts are accounted for as hedges and, accordingly, gains and losses are deferred until the corresponding oil purchases are used in operations.

Note 6 -- Property, Plant and Equipment, Net
  Property, plant and equipment consist of the following:


                                                      December 31,
(In thousands)                                         1993          1992



Land                                                  $103,987      $101,131
Buildings and improvements                            198,434        186,038
Machinery and equipment                               411,693        403,480
Ships and containers                                  790,817        692,375
Cultivations                                          305,546        292,843
Other                                                  79,333         85,106


                                                    1,889,810      1,760,973
Less accumulated depreciation                        (462,619)      (386,060)


Property, plant and equipment, net                    $1,427,191    $1,374,913


  Property, plant and equipment are stated at cost and, except for land and certain improvements, are depreciated on a straight-line basis over their estimated useful lives. The Company capitalized interest costs of $8 million in 1993, $21 million in 1992 and $23 million in 1991 as part of the cost of major production and shipping asset construction projects.
  At December 31, 1993, the Company had commitments for shipping-related capital expenditures of approximately $65 million and has secured financing for approximately three-fourths of these commitments. Capital expenditures presented in the Consolidated Statement of Cash Flow for 1992 and 1991 exclude $62.5 million and $55.5 million, respectively, of purchases which were directly financed.

Note 7 -- Leases
Total rental expense consists of the following:


(In thousands)                      1993          1992          1991


    Gross rentals                - ships      $ 142,969      $222,916
$177,829
              - other             32,528         34,513        44,382


                                 175,497        257,429       222,211
    Less sublease rentals         (7,189)       (20,775)       (5,864)


                                $168,308       $236,654      $216,347


    Future minimum rental payments required under operating leases having initial or remaining non-cancelable lease terms in excess of one year at December 31, 1993 are as follows:



(In thousands)                             Gross Rentals


                                  Ships         Other         Total



    1994                        $ 81,494       $ 20,464      $101,958
    1995                          65,669         15,083        80,752
    1996                          11,688         14,931        26,619
    1997                           6,722         12,600        19,322
    1998                           8,517          7,966        16,483
    Later years                   63,139          7,644        70,783



  Portions of the minimum rental payments for ships constitute reimbursement for ship operating costs paid for by the lessor. Future minimum rental payments to be received from non-cancelable subleases at December 31, 1993, principally for office space, are $38.7 million.

Note 8 -- Debt
   Long-term debt consists of the following:


(In thousands)                                               December 31,
Parent Company                                     1993
1992





9 5/8% senior notes, due 2004, less unamortized discount
  of $2,805 and $2,963 (imputed interest rate of 9.8%)           $247,195$
247,037

7% subordinated debentures, due 2001, convertible
  into capital stock at $43 per share            138,000        138,000

9 1/8% subordinated debentures, due 1998, less
  unamortized discount of $1,776 and $2,335
  (imputed interest rate of 13.2%)                15,900         15,341

10 1/4% subordinated debentures, due 2005, less
  unamortized discount of $7,538 and $7,831
  (imputed interest rate of 13.7%)                34,554         34,261

10 1/2% subordinated debentures, due 2004, less
  unamortized discount of $10,391 and $10,887
  (imputed interest rate of 12.1%)               100,429         99,933

11 1/2% subordinated notes, due 2001             220,000        220,000

11 7/8% subordinated debentures, due 2003        125,000        125,000

Other notes and loans                                 62          4,780

Less current maturities                              (16)          (416)


Long-term debt of parent company                 $881,124        $883,936


Subsidiary Companies


Loans payable secured by ships and containers, due
  in installments from 1994 to 2005, bearing interest
  at effective rates averaging 8.1%              $376,492        $367,784

Carribbean Basin Projects Financing Authority (CBI
  Industrial Revenue Bonds 1993 Series A) loan, due
  1998, bearing interest at a variable rate (2.7% at
  December 31, 1993)                              38,000             --

Overseas Private Investment Corporation loans,
  due in installments from 1994 through 2002,
  bearing interest at rates averaging 9%          25,275         32,411

Note payable, due in installments from 1994
  through 1998, bearing interest at 1% below
  prime                                           19,200         19,700

Loans and notes payable in foreign currencies maturing
  1994 to 2006, bearing interest at rates averaging 23%          81,902
97,556

Other loans and notes payable maturing 1994 to 2012,
  bearing interest at rates averaging 8%          95,780        102,037

Less current maturities                          (79,395)       (92,105)


Long-term debt of subsidiaries                   $557,254        $527,383



  Certain of the subordinated debentures have sinking fund requirements and are callable at the Company's option at prices ranging from par to premiums of 1% to 5.7% over par at various dates through 1998.
  At December 31, 1993, $81.8 million of the carrying amount of loans secured by ships bear interest at fixed rates averaging approximately 7% and the remaining ship and container loans carry variable interest rates ranging from LIBOR plus .75% to LIBOR plus 1.5%. All of the ship and container loans outstanding at December 31, 1992 had similar variable interest rate terms. Of the variable interest rate obligations, $67 million have been converted to U.S. dollar loans pursuant to foreign currency swap agreements. Chiquita has interest rate swap agreements with aggregate contract amounts of $122 million at December 31, 1993 ($142 million at December 31, 1992) that fix the rate of interest on certain of the variable rate ship and container loans at an average rate of 9.1%. The overall effective interest rate on ship and container loans includes the amortization of deferred hedging gains and losses from interest rate futures contracts. No such contracts were outstanding at December 31, 1993.
  The estimated fair value of the Company's total outstanding debt and associated interest rate swap agreements at December 31, 1993 exceeded carrying value by approximately $70 million and, at December 31, 1992, approximated carrying value. Fair value for publicly traded debt is based on quoted market prices. Fair value for other debt is estimated based on the current rates offered to the Company for debt of similar maturities. The fair values of interest rate swap agreements are estimated based on the cost to terminate the agreements.
  In February 1994, the Company issued $175 million principal amount of 9 1/8% senior notes due 2004. The unsecured notes rank equally with existing and future senior unsecured indebtedness of the Company. The proceeds from this issuance, together with the proceeds from Chiquita's sale of preferred stock in February 1994 (see Note
11), are expected to be used to redeem the Company's 11 7/8% Subordinated Debentures, other subordinated debt and/or to repay portions of the outstanding debt of the Company's subsidiaries.

  Maturities and sinking fund requirements on long-term debt during the next five years, after application of reacquired debentures to meet sinking fund requirements, are:



                                   Parent      Subsidiary
  (In thousands)                   Company      Companies     Total




    1994                            $  16         $79,395     $79,411
    1995                            4,209        103,668      107,877
    1996                            4,515         83,940       88,455
    1997                            4,504         86,701       91,205
    1998                            4,495        116,588      121,083



  Cash payments relating to interest expense were $159.4 million, $139.3 million and $71.7 million in 1993, 1992 and 1991, respectively.
  Certain of the Company's debt agreements contain restrictions on the payment of cash dividends. At December 31, 1993, approximately $25 million was available for dividend payments under the most restrictive of these agreements. In early 1994, the Company called the debt outstanding under this agreement for redemption. Under the next most restrictive agreement, approximately $50 million was available for dividends at December 31, 1993, and an additional $139 million is available after giving effect to the February 1994 preferred stock proceeds.
  The Company maintains lines of credit with various domestic and foreign banks for borrowing funds on a short-term basis and has short-term working capital loans with domestic and foreign banks.

Note 9 -- Pension and Severance Benefits
  The Company and its subsidiaries have several defined benefit and contribution pension plans covering approximately 7,000 domestic and foreign employees. Approximately 39,000 employees are covered by Central and South American severance plans. Pension plans covering eligible salaried employees and Central and South American severance plans for all employees call for benefits to be based upon years of service and compensation rates.
  The following table presents a summary of pension and severance expense:



(In thousands)                            1993       1992        1991




Defined benefit and severance plans:
  Service cost -- benefits earned during the period  $5,885      $5,126$4,932
  Interest cost on projected benefit obligation      8,423       7,784 7,692
  Actual return on plan assets           (2,215)    (1,868)     (2,226)
  Net amortization and deferral            (521)      (566)      1,649


                                         11,572     10,476      12,047
Defined contribution plans                3,669      4,304       3,064


  Total pension and severance expense     $15,241    $14,780     $15,111




  Pensions are funded in accordance with the requirements of the Employee Retirement Income Security Act or equivalent foreign regulations. Essentially all of the balance sheet liability presented in the table below relates to Central and South American pension and severance benefits which are generally not required to be funded until benefits are paid.


                           Plans for which        Plans for which
                            Assets Exceed       Accumulated Benefits
                          Accumulated Benefits   Exceed Assets at
                            at December 31,        December 31,


(In thousands)                1993       1992       1993        1992




Plan assets at fair market value  $       29,195    $24,049     $9,400 $
12,254


Present value of benefit obligations:
  Vested                     26,504      21,597     54,523      48,945
  Nonvested                     392          49      3,353       3,249


Accumulated benefit obligation26,896     21,646     57,876      52,194
Additional amounts related to projected
  pay increases               3,980       3,411     17,227      14,714


Projected benefit obligation 30,876      25,057     75,103      66,908


Projected benefit obligation in excess
  of plan assets             (1,681)     (1,008)   (65,703)    (54,654)
Unrecognized net (gain) loss     (7)     (1,921)     7,363      (4,342)
Unrecognized prior service cost           (490)     (426)       3,174  3,803
Unrecognized obligation at
  transition, net of amortization         982       1,069       6,771  6,568


Net balance sheet liability   $(1,196)    $(2,286)  $(48,395)   $(48,625)


     19

  The projected benefit obligations were determined using assumed discount rates of approximately 9% for unfunded Central and South American pension and severance benefits and approximately 7% for all other plan benefits. The assumed long-term rate of compensation increase was between 5% and 6% and the assumed long-term rate of return on plan assets was approximately 9% (10% in 1992). Plan assets consist primarily of corporate debt, U.S. government and agency obligations and collective trust funds.

Note 10 -- Stock Options
  Under a non-qualified stock option plan, the Company may grant options to purchase up to an aggregate of 10,000,000 shares of capital stock. Under this plan and other formal stock option and incentive plans, options have been granted to directors, officers and other key employees to purchase shares of the Company's capital stock at the fair market value at the date of grant. The options may be exercised over a period not in excess of 20 years.



                        1993                       1992
                                     Option                   Option
                           Shares    Price         Shares     Price



Under option at beginning
  of year                 5,969,996   $5.75 - 49.635,007,310   $5.75 - 49.63
Options granted           3,282,76510.19 - 14.25   1,448,52515.75 - 39.56
Options exercised           (17,120)8.67 - 16.13    (297,573)5.75 - 34.44
Options canceled or expired(3,783,873)8.67 - 49.63  (188,266)13.00 - 47.75


Under option at end of year5,451,768  $ 5.75 - 47.755,969,996  $5.75 - 49.63


Options exercisable at end of year1,517,236        1,799,975


Shares available for future grant2,852,598         2,348,490




  In December 1993, in connection with a voluntary exchange offer, the Company canceled options for 2,298,186 shares at prices ranging from $15.81 to $49.63 issued in 1988 through 1992 and, in exchange, reissued options for 1,451,430 shares at a price equal to the exchange date market value. Existing options were canceled at rates ranging from 1.5 to 2.0 outstanding option shares for each new option share granted pursuant to the offer. The new options vest over periods of up to nine years.
  Stock options for 758,846 shares were exercised during 1991 at prices ranging from $4.00 to $30.00 per share.

Note 11 -- Shareholders' Equity
  At December 31, 1993, there were 100,000,000 authorized shares of capital stock. Of the shares authorized but unissued at December 31, 1993, approximately 22,000,000 shares were reserved for conversion of subordinated debentures and preference stock, exercise of stock options and warrants, dividend reinvestments and issuances under employee benefit plans.
  In February 1994, the Company sold 2,875,000 shares of $2.875 Non-Voting Cumulative Preferred Stock, Series A, par value $1.00 per share (the "Series A Shares") for aggregate net proceeds of $139 million. The Series A Shares have a liquidation preference of $50.00 per share; pay an annual cash dividend of $2.875 per share; and are convertible into 2.6316 shares of capital stock at each holder's option at any time after April 16, 1994. The Company may convert the Series A Shares at its option, under certain circumstances, after February 14, 1997.
  In October 1992, Chiquita issued 648,310 shares of Mandatorily Exchangeable Cumulative Preference Stock, Series C (the "Series C Shares"), represented by 3,241,546 $1.32 depositary shares (the "Depositary Shares"), in exchange for 3,241,546 shares of the Company's capital stock. The Depositary Shares have one vote per share, voting with the capital stock; have a liquidation preference of $18.00 per share; pay annual dividends in cash or capital stock at the Company's option of $1.32 per share and will convert back into capital stock on September 7, 1995, or earlier at the Company's option or upon the occurrence of certain events at a rate of one-for-one (except that the rate will be proportionately less than one-for-one if the market value of the capital stock exceeds $24.00 per share at the time of the conversion). In the third quarter of 1993, the Company began paying Series C dividends in capital stock.

  Holders of Series A and Depositary Shares have the right to elect additional directors in addition to the directors ordinarily elected by holders of capital stock and Depositary Shares in certain circumstances where the Company fails to pay quarterly dividends on the preferred and preference stock.
  At December 31, 1993, 46,028 shares of $3.00 Cumulative Preferred Stock, 2,568,096 shares of $1.20 Series A Cumulative Preference Stock, 75,813 shares of $3.20 Series B Cumulative Preference Stock and
1,000,000 Series C Shares were authorized. The Board of Directors also has the authority to fix the terms of 356,091 additional shares of authorized but unissued Cumulative Preference Stock and 7,125,000 shares of Non-Voting Cumulative Preferred Stock.

Note 12 - Income Taxes
  Effective January 1, 1992, the Company adopted a new standard for income tax accounting, the effect of which was not material. Income taxes consist of the following:



                                 United States
(In thousands)                   Federal     State   Foreign    Total




1993
Current tax expense                 $  --     $1,944  $13,247    $15,191
Deferred tax benefit                   --        --   (3,191)    (3,191)


                                    $  --     $1,944  $10,056    $12,000


1992
Current tax expense                 $  --     $ 468   $4,532     $5,000
Deferred tax expense                   --        --       --         --


                                    $  --     $ 468   $4,532     $5,000


1991
Current tax expense                 $2,609    $3,206  $34,112    $39,927
Deferred tax expense (benefit)        (40)       --    9,213      9,173


                                    $2,569    $3,206  $43,325    $49,100




  Income (loss) from continuing operations before income taxes consists of the following:


(In thousands)
Subject to tax in:                   1993          1992           1991




United States                       $(71,173)     $(95,569)      $ 2,555
Foreign jurisdictions                32,092      (121,139)       157,454


                                    $(39,081)     $(216,708)     $160,009



  Income tax expense differs from income taxes computed at the U.S. federal statutory rate for the following reasons:



(In thousands)                        1993         1992           1991




Income taxes (benefit) computed at
  U.S. federal statutory rate       $(13,678)      $(73,681)     $54,403
State income taxes, net of federal benefit          1,264            309
2,116
U.S. losses for which no tax benefit has
  been recognized                    19,694        34,310             --
Foreign losses for which no tax benefit
  has been recognized                13,166        44,347          6,642
Taxes on foreign operations at other than
  U.S. rates                        (12,005)       (1,482)       (14,080)
Other                                 3,559         1,197             19


Income tax expense                  $12,000        $5,000        $49,100



  The components of deferred income taxes included on the balance sheet at December 31, 1993 and 1992 are as follows (in thousands):

                                    1993          1992
Deferred tax benefits
  Employee benefits                 $45,114        $41,123
  Accrued expenses                   27,043        37,298
  Other                              22,464        24,891
                                     94,621       103,312
  Valuation allowance                (9,631)      (18,854)
                                     84,990        84,458
Deferred tax liabilities
  Depreciation and amortization     (28,936)      (17,788)
  Growing crops                     (22,454)      (21,812)
  Long-term debt                    (19,281)      (17,461)
  Other                             (16,318)      (32,349)
                                    (86,989)      (89,410)
         Net deferred tax liability       $        (1,999)       $(4,952)


  Net deferred taxes do not reflect the benefit that would be available to the Company from the use of its U.S. operating loss carryforwards of $107 million, alternative minimum tax credits of $5 million and foreign tax credit carryforwards of $73 million. The loss carryforwards expire in 2008 and the foreign tax credit carryforwards expire between now and 1998. The 1992 net operating loss was carried back, resulting in a refund due for prior years' taxes and $40 million of the $73 million of foreign tax credit carryforwards.

Undistributed earnings of foreign subsidiaries which have been, or are intended to be, permanently reinvested in operating assets, if remitted, are expected to result in little or no tax by operation of relevant statutes and the carryforward attributes described above.
  Deferred tax expense for 1991 resulted principally from accrued expenses and deferred charges.
  Cash payments for income taxes, net of refunds, were $17.0 million in 1993, $3.6 million in 1992 and $51.3 million in 1991.

Note 13 - Litigation
  A number of legal actions are pending against the Company. Based on evaluation of facts which have been ascertained, and on opinions of counsel, management does not believe such litigation will, individually or in the aggregate, have a material adverse effect on the financial statements of the Company.

Note 14 -- Geographic Area Information
  The Company is one of the world's leading marketers, producers and processors of quality fresh and processed food products. The Company's products are sold throughout the world and its principal production and processing operations are conducted in North, Central and South America. With the decision to sell its remaining Meat Division operations, the Company's continuing operations constitute a single business segment.
  The Company's earnings are heavily dependent upon products grown and purchased in Central and South America. These activities, a significant factor in the economies of the countries where Chiquita produces bananas and other agricultural and consumer products, are subject to the risks that are inherent in operating in such foreign countries, including government regulation, currency restrictions and other restraints, risk of expropriation and burdensome taxes.
Certain of these operations are substantially dependent upon leases and other agreements with these governments.
  The Company is also subject to a variety of governmental regulations in certain countries where it markets bananas, including import quotas and tariffs, currency exchange controls and taxes.
  Financial information with respect to the Company's operations by geographic area is shown below:




                               Year Ended December 31,
(In thousands)                       1993           1992         1991




Net sales to unaffiliated customers
  North America                     $1,238,678    $1,192,613    $1,072,343
  Central and South America          184,060       187,753      182,673
  Europe and other international                  1,110,187    1,342,884
1,349,112


Consolidated net sales              $2,532,925    $2,723,250    $2,604,128


Operating income (loss) *
  North America                     $ 20,469      $(47,584)     $20,340
  Central and South America           17,607        16,906       18,495
  Europe and other international                  78,691        (52,541)
172,070
  Unallocated expenses               (12,919)      (13,369)     (13,087)


Consolidated operating income (loss)       $      103,848       $(96,588)$
197,818


Identifiable assets
  North America                     $509,760      $538,165      $421,615
  Central and South America          912,321       918,230      806,400
  Europe and other international                  339,374        306,131
316,082
  Shipping operations                656,816       586,960      383,982
  Corporate assets                   322,482       531,138    1,009,265


Consolidated assets                 $2,740,753    $2,880,624    $2,937,344
* Amounts for 1992 include $61.3 million of restructuring and reorganization charges reflected in the geographic areas as follows:  North America, $6.8 million; Europe and other international, $54.5 million.


  Net sales exclude intercompany sales of bananas from Central and South America to different geographic areas. These sales, which are eliminated in consolidation and are measured at cost under the method used for internal management financial reporting purposes, were $493 million in 1993, $494 million in 1992 and $413 million in 1991. There are no banana sales to unaffiliated customers in Central and South America. Other intergeographic sales are not significant.
  Cash and equivalents, marketable securities, trademarks and the net assets of discontinued operations are included in corporate assets. Minority equity investments are included in the geographic area where their operations are located.

Note 15 -- Quarterly Financial Data (Unaudited)
  The following quarterly financial data are unaudited, but in the opinion of management include all necessary adjustments for a fair presentation of the interim results, which are subject to significant seasonal variations.


1993


(In thousands, except
  per share amounts)          March 31    June 30    Sept.30    Dec. 31




Net sales                     $731,109   $682,352   $552,329   $567,135
Cost of sales                 (547,061)  (535,555)  (438,102)  (472,834)
Operating income (loss)         70,342     41,985     11,139    (19,618)
Net income (loss)               27,530      7,673    (25,868)   (60,416)
Fully diluted earnings (loss) per share       .53        .15       (.50)
(1.17)
Dividends per common share         .17        .17        .05        .05
Capital stock market price
  High                           17.50      15.63      14.00      11.88
  Low                            13.25      10.50      10.25      10.13



1992


(In thousands, except
  per share amounts)          March 31    June 30   Sept. 30    Dec. 31





Net sales                     $708,053              $781,785
$612,451                                 $620,961
Cost of sales                 (569,175)  (642,189 ) (525,604 ) (572,457)
Operating income (loss)         33,663                23,381
(28,334)                      (125,298)
Income (loss) from continuing operations    9,316                (6,730)(71,854)(152,440)
Discontinued operations         (3,811)   (10,006 )   (7,538 )  (40,977)
Net income (loss)                5,505               (16,736 )  (79,392)(193,417)
Fully diluted earnings (loss) per share
  - Continuing operations          .17                  (.13 )    (1.40)(2.97)
  - Discontinued operations       (.07)      (.19 )     (.15 )     (.80)
  - Net income (loss)              .10                  (.32 )    (1.55)(3.77)
Dividends per common share         .15                   .17           .17
.17
Capital stock market price
  High                           40.13                 29.13           18.50
18.00
  Low                            29.13                 16.63           15.75
15.75



  The operating loss for the quarter ended December 31, 1992 includes restructuring and reorganization charges of $61.3 million (see Note
2).
  A separate computation of earnings per share is made for each quarter presented. The dilutive effect on earnings per share resulting from the assumed conversion of convertible debt and exercise of stock options and warrants is included in each quarter in which dilution occurs. The earnings per share computation for the year is a separate annual calculation. Accordingly, the sum of the quarterly earnings per share amounts will not necessarily equal the earnings per share for the year.
     23

Investor Information
                                           Chiquita Brands International, Inc.


Stock Exchange Listings
New York, Boston & Pacific

Stock Symbol
CQB

Shareholders of Record
At March 1, 1994, there were
7,684
common shareholders of record

Transfer Agent and Registrar -
  Capital Stock, $2.875 Non-
Voting
    Cumulative Preferred Stock,

    Series A and Mandatorily
    Exchangeable Cumulative
Preference
    Stock, Series C ($1.32
Depositary
    Shares)
Chiquita Brands International, Inc.
c/o Securities Transfer Company
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-2414
(800) 368-3417

Dividend Reinvestment
Shareholders who hold at least 100
common
shares may increase their investment
in Chiquita shares through the
Dividend Reinvestment Plan without
payment of any brokerage commission
or service charge.
Full details concerning the Plan may
be obtained from Corporate
Affairs
or the Transfer Agent.

Annual Meeting
May 11, 1994
10 a.m. Eastern Daylight Time
Omni Netherland Plaza
35 West Fifth Street
Cincinnati, Ohio 45202

Investor Inquiries
For other questions concerning
your
investment in Chiquita, contact
Vice
President, Corporate Affairs at

(513) 784-6366
Trustees and Transfer Agents -
                                       Debentures/Notes

7% Convertible Subordinated
Debentures due
                                         March 28, 2001
                                       Trustee-
                                         Chemical Bank
                                         450 West 33rd Street
                                         New York, New York  10001

                                       Transfer, Paying and Conversion
Agents
                                         Chemical Bank - London, England
                                         Banque Paribas Luxembourg-
Luxembourg
                                         Banque Bruxelles Lambert S.A.-
Brussels, Belgium
                                         Bank Leu, Ltd.-Zurich,
Switzerland

9 1/8% Subordinated Debentures due
                                       February 1, 1998
                                       Trustee and Transfer Agent-
                                         The Bank of New York
                                         101 Barclay Street
                                         New York, New York  10286

9 1/8% Senior Notes due March 1, 2004
*
9 5/8% Senior Notes due January 15,
2004 *
                                       Trustee-
                                         The Fifth Third Bank
                                         38 Fountain Square Plaza
                                         Cincinnati, Ohio  45263

10 1/4% Subordinated Debentures due
August 1, 2005*
10 1/2% Subordinated Debentures due
August 1, 2004*
11 1/2% Subordinated Notes due June
1, 2001*
11 7/8% Subordinated Debentures due
May 1, 2003*
                                       Trustee-
                                         Star Bank, N.A.
                                         425 Walnut Street
                                         Cincinnati, Ohio  45202

                                         * Chiquita Brands
                                           International, Inc.,
                                           c/o Securities Transfer
                                           Company is transfer
                                           agent for these
                                           Notes and Debentures