Form 10-K, Exhibit 13
CHIQUITA BRANDS INTERNATIONAL INC
filed 1995-03-31
CIK 101063

EXHIBIT 13
FINANCIAL REPORT

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

 The Company engages Ernst & Young LLP, an independent auditing firm, to audit its financial statements and express an opinion thereon. The scope of the audit is set by Ernst & Young LLP who have full and free access to all Company records and personnel in conducting their audits. Representatives of Ernst & Young LLP are free to meet with the Audit Committee, with or without members of management present, to discuss their audit work and any other matters they believe should be brought to the attention of the Committee.

Report of Ernst & Young LLP, Independent Auditors


The Board of Directors and Shareholders of
Chiquita Brands International, Inc.


 We have audited the accompanying consolidated balance sheets of Chiquita Brands International, Inc. and subsidiary companies as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholders' equity and cash flow for each of the three years in the period ended December 31, 1994. These financial statements, appearing on pages 10 through 23, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

 In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chiquita Brands International, Inc. and subsidiary companies at December 31, 1994 and 1993 and the consolidated results of their operations and their cash flow for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.


                      /s/ Ernst & Young LLP
Cincinnati, Ohio
February 27, 1995

           5

Selected Financial Data
Chiquita Brands International, Inc. and Subsidiary Companies
(In thousands, except
  per share amounts)          1994      1993      1992      1991      1990

FINANCIAL CONDITION
Working capital           $264,425  $273,751  $490,708  $983,329  $438,137
Capital expenditures       148,834   205,380   481,014   410,652   323,334
Total assets                       2,902,021 2,889,250 3,041,568 3,142,532
2,174,437
Capitalization
  Short-term debt          221,195   218,355   251,513   212,818   163,698
  Long-term debt         1,364,877 1,438,439 1,428,100 1,226,575   521,923
  Shareholders' equity     644,809   584,069   667,962   967,925   687,709

OPERATIONS
Net sales               $3,961,720$4,082,637$4,468,046$4,627,397$4,272,660
Operating income (loss) *  109,783   110,203  (153,781)  226,155   173,762
Income (loss) before income taxes    (35,200)  (39,081) (279,040)  183,395
151,618
Income (loss) before extraordinary item(48,700)(51,081) (284,040)  128,495
93,918
Net income (loss)*         (71,540)  (51,081) (284,040)  128,495    93,918

SHARE DATA
Average number of common shares
  outstanding                         52,033    51,427    51,804    50,382
42,089
Earnings (loss) per common share:
  Primary  -Before extraordinary item $(1.07)   $(0.99)   $(5.48)    $2.55
$2.23
           -Extraordinary item(0.44)      --        --        --        --
           -Net income (loss)(1.51)    (0.99))   (5.48)     2.55      2.23

  Fully diluted-Before extraordinary item(1.07)  (0.99)    (5.48)     2.52
2.20
           -Extraordinary item(0.44)      --        --        --        --
           -Net income (loss)(1.51)    (0.99)    (5.48)     2.52      2.20
Dividends declared per common share      .20       .44       .66       .55.35
Market price per common share:
  High                       19.25     17.50     40.13     50.63     32.00
  Low                        11.25     10.13     15.75     29.63     16.13
  End of year                          13.63     11.50     17.25     40.00
32.00

*          Includes unusual charges and losses of $57.2 million in 1994 and restructuring and reorganization charges of $96.4million in 1992 (see Notes 3 and 15 to the Consolidated Financial Statements).

           6
Management's Analysis of Operations and Financial Condition
Chiquita Brands International, Inc. and Subsidiary Companies


Operations
  As described in Note 2 to the Consolidated Financial
Statements, the Company's Meat Division has been reconsolidated for financial reporting purposes. The Company is continuing to pursue the sale of the remainder of its Meat Division operations.


Consolidated Results

(In thousands)                1994         1993         1992

Net sales               $3,961,720   $4,082,637   $4,468,046
Operating income (loss)    109,783      110,203     (153,781)
Net loss                   (71,540)     (51,081)    (284,040)


  Sales decreased 3% in 1994 and 9% in 1993 principally as a result of the sale or closing of certain meat operations and lower banana volumes. Operating income was comparable in 1994 and 1993 as an improvement in Meat Division operations was offset by a decline in Chiquita operations resulting primarily from charges and losses relating to farm closings and banana cultivation write-downs in Honduras and the substantial reduction of the Company's Japanese "green" banana trading operations. Operating income in 1993 improved by $264 million over 1992 (which included restructuring and reorganization charges of $96 million) as a result of benefits from the Company's multi-year investment spending program and its restructuring and cost reduction efforts. The depreciation and interest components of total costs were higher during this period (depreciation by $21 million and net interest expense by $37 million) principally as a result of the shift from rented to owned production and shipping capacity, a majority of which was financed.

  Net interest expense decreased in 1994 primarily as a result of the prepayment of debt early in the year with the proceeds of first quarter issuances of preferred stock and senior notes. The net loss in 1994 includes a $23 million extraordinary charge from this debt prepayment, consisting principally of write-offs of unamortized discounts and $5 million of call premiums.

  Income taxes consist principally of foreign income taxes currently paid or payable. No tax benefit was recorded for U.S.
net operating loss carryforwards or other available tax credits.

Chiquita Operations

(In thousands)                1994         1993         1992

Net sales               $2,505,826   $2,532,925   $2,723,250
Operating income (loss)     71,185      103,848      (96,588)


  "Chiquita operations" represent the Company's core business operations other than the Meat Division. Net sales for 1994 declined $27 million (1%) from the prior year level. More than three-fourths of the effect of lower volumes on revenues was offset by the effect of a higher average worldwide banana price. Operating income for 1994, which decreased $33 million, includes $57 million of third quarter charges and losses as follows:

- approximately $25 million in write-downs from the shutdown of over 1,200 hectares of low productivity Honduran banana farms following an unusually severe strike and the chopback of additional cultivations weakened during the strike.

- approximately $13 million of shut-down costs (principally workforce severance and facility closures) and operating losses associated with the substantial reduction of the Company's Japanese "green" banana trading operations.

- approximately $18 million of charges and losses related to excess shipping capacity caused in part by the scale- back of Japanese "green" banana trading operations. These charges and losses represented provisions for losses on sale of owned ships, subchartering or idling of other ships and unrecovered shipping costs.

  In addition, higher costs have been incurred to replace
Honduran volume that was curtailed following the strike.

  Sales decreased 7% to $2.5 billion in 1993 primarily as a result of lower banana volumes. Nevertheless, operating income for 1993 was $104 million compared to an operating loss for 1992 of $97 million, which included restructuring and reorganization charges of $61 million. This improvement was largely attributable to cost improvements relating to decreased reliance on high cost purchased fruit, enhanced production practices, shipping fleet realignment, reorganization and consolidation of marketing organizations, and overhead reductions.

  Subsequent to imposition of a new quota system on July 1, 1993 (see "International Operations") which restricts the volume of Latin American bananas imported into the European Union ("EU"), 1993 prices within the EU increased to a higher level than in prior years. Banana prices outside the EU following implementation of the quota were lower than in previous years, as displaced EU volume entered those markets.

Meat Division Held for Sale

(In thousands)                1994         1993         1992

Net sales               $1,455,894   $1,549,712   $1,744,796
Operating income (loss)     38,598        6,355      (57,193)


  In 1992, the Company adopted a plan of disposal for its Meat Division operations. Pursuant to the plan, the Meat Division sold a major fresh pork processing facility in December 1992 and sold its specialty meat operations in 1994. In addition, the Meat Division obtained government subsidies and financial incentives, union concessions, and a new stand-alone credit facility to fund its working capital needs. It also terminated retiree medical benefits. These benefits had an annual cost of over $12 million in each of the last three years.
  Sales decreased 6% in 1994 and 11% in 1993 primarily as a result of operations sold or closed.
  Operating income improved by $32 million in 1994 primarily as a result of higher industry margins for fresh pork, reduced selling and administrative costs and a $10 million gain from the sale of the Meat Division's specialty meat operations. Operating income increased $64 million in 1993 primarily due to successful cost reduction efforts and the absence of $35 million of restructuring and reorganization charges recorded in 1992. The 1992 restructuring and reorganization charges represented a provision for loss on disposal of Meat Division operations, including the costs of various preparatory actions related to the divestiture as well as the writedown of certain facilities held for sale or to be closed.

International Operations
  Chiquita's products are distributed in more than 40 countries and its international sales are made primarily in U.S. dollars and major European currencies. The Company manages currency exchange risks from sales originating in currencies other than the dollar generally by exchanging local currencies for dollars immediately upon receipt, and by engaging from time to time in various hedging activities. Debt denominated in currencies other than the U.S. dollar serves as a hedge of the net investment in those respective countries. In addition, various hedging activities are used to offset currency exchange movements on firm commitments and other transactions where the potential for loss exists. (See Note 9 of the Consolidated Financial Statements for additional discussion of the Company's hedging activities.)

  On July 1, 1993, the EU implemented a new quota effectively restricting the volume of Latin American bananas imported into the EU, which had the effect of decreasing the Company's volume and market share in Europe. The quota is administered through a licensing system and grants preferred status to producers and importers within the EU and its former colonies, while imposing new quotas and tariffs on bananas imported from other sources, including Latin America, Chiquita's primary source of fruit. In two separate rulings, General Agreement on Tariffs and Trade ("GATT") panels found this banana policy to be illegal. In March 1994, four of the countries which had filed GATT actions against the EU banana policy (Costa Rica, Colombia, Nicaragua and Venezuela) reached a settlement with the EU by signing a "Framework Agreement." The Framework Agreement authorizes the imposition of additional restrictive and discriminatory quotas and export licenses on U.S. banana marketing firms, while leaving EU firms exempt. Costa Rica and Colombia are presently implementing this agreement. Full implementation of the Framework Agreement could significantly increase the Company's cost to export bananas from these sources. Three additional European countries (Sweden, Finland and Austria) joined the EU effective January 1, 1995. These countries, which have had substantially unrestricted banana markets in which Chiquita has supplied a significant portion of the bananas, are in the process of transition to the restrictive EU quota and licensing environment. The timing and exact nature of any adjustments in the quota and licensing regulations that will be made for these new EU members have not yet been determined.

  In September 1994, Chiquita and the Hawaii Banana Industry Association made a joint filing with the Office of the U.S. Trade Representative under Section 301 of the U.S. Trade Act of 1974, charging that the EU quota and licensing regime and the Framework Agreement are unreasonable, discriminatory, and a burden and restriction on U.S. commerce. In response to this petition, the U.S. Government initiated a formal investigation of the EU banana import policy in October 1994. In January 1995, the U.S. Government announced a preliminary finding against the EU banana import policy and launched separate investigations of the Colombian and Costa Rican Framework Agreement policies. The EU, Colombian and Costa Rican investigations are continuing. Section 301 authorizes retaliatory measures, such as tariffs or withdrawal of trade concessions, against the offending countries. However, there can be no assurance as to the results of the investigation, the nature and extent of actions the U.S. Government might take, or the impact on the EU quota regime or the Framework Agreement.

Financial Condition
  Cash flow provided by operations was $87 million for 1994 compared to $49 million for 1993 and a negative cash flow of $43 million for 1992. A significant portion of the 1994 operating loss represented non-cash charges for depreciation and amortization and write-downs of farms and cultivations. At December 31, 1994, Chiquita had $179 million of cash and equivalents, not including $75 million of restricted cash on deposit.

Capital expenditures for the last three years were as follows:

(In millions)                    1994       1993       1992

Investment spending (primarily
   transportation system improvements
   and fresh fruit production capacity)      $72       $144
$405*
Normal spending                    77         61         76

                                 $149       $205       $481

* Includes $63 million of purchases which were directly financed.


   During 1994, the Company completed its multi-year investment spending program with the delivery of the last two ships under construction. This program was the primary reason for approximately $500 million in long-term subsidiary borrowings during the last three years. "Normal spending" for 1994 exceeded 1993 levels principally due to the post-strike renovation of Honduras cultivations. Capital expenditures for 1995 are expected to approximate "normal spending" levels experienced in 1993.

   In order to strengthen its balance sheet, enhance short-term liquidity and reduce overall borrowing costs, Chiquita:

- raised approximately $310 million in a 1994 public offering of 9 1/8% senior notes and preferred stock. The Company used the proceeds of these offerings to redeem or repay subordinated and subsidiary debt, including 11 7/8% subordinated debentures, and 10 1/2% and 10 1/4% subordinated debentures which carried effective interest rates of 12.1% and 13.7%, respectively.

- sold and leased back shipping containers in 1994 which generated gross proceeds of $32 million. Approximately $20 million of related 9.8% debt financing was retired.

- sold its specialty meat operations in 1994 for $53 million in cash and used the proceeds primarily to reduce short-term borrowings of the Meat Division.

-  reduced the annual dividend rate on its capital stock in mid-
   1993 from $.68 per share to $.20 per share.

   Chiquita is also exploring various alternatives to extend maturities of certain lower cost subsidiary indebtedness.

   In 1992, Chiquita issued 2.7 million shares of capital stock in exchange for all outstanding common shares of Friday Canning Corporation, a private-label vegetable processor. The Company also repurchased 1.7 million shares of capital stock during 1992 for approximately $35 million.

Consolidated Statement of Income
Chiquita Brands International, Inc. and Subsidiary Companies


                                      Year Ended December 31,
(In thousands, except per share amounts)1994   1993      1992

Net sales                      $3,961,720$4,082,637$4,468,046

Operating expenses
 Cost of sales                            3,293,341 3,412,151
3,948,429
 Selling, general and administrative expenses442,780  448,685
486,397
 Depreciation                               115,816   111,598
90,601
 Restructuring and reorganization      --        --    96,400

                                3,851,937 3,972,434 4,621,827

 Operating income (loss)          109,783   110,203  (153,781)
Interest income                              22,967    20,413
43,356
Interest expense                           (169,521) (174,112)
(160,285)
Other income (expense), net         1,571     4,415    (8,330)

Loss before income taxes          (35,200)  (39,081) (279,040)
Income taxes                      (13,500)  (12,000)   (5,000)

Loss before extraordinary item    (48,700)  (51,081) (284,040)
Extraordinary loss from prepayment of debt  (22,840)       -- --

Net loss                         $(71,540) $(51,081)$(284,040)

Less dividends on Series A preferred stock   (7,232)       -- --

Net loss on common shares        $(78,772) $(51,081)$(284,040)

Per common share - primary and fully diluted
 - Loss before extraordinary item  $(1.07)    $(.99)   $(5.48)
 - Extraordinary item                (.44)       --        --
 - Net loss                         (1.51)     (.99)    (5.48)

Weighted average number of common
 shares outstanding                52,033    51,427    51,804

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheet
Chiquita Brands International, Inc. and Subsidiary Companies
                                                December 31,
(In thousands, except share amounts)          1994      1993

ASSETS
Current assets
 Cash and equivalents                     $178,855  $151,226
 Trade receivables, less allowances of $14,149 and
    $13,033, respectively                  257,777   241,953
 Other receivables, net                     95,948    87,495
 Inventories                               351,730   364,915
 Other current assets                       33,932    40,029

    Total current assets                   918,242   885,618
Restricted cash                             75,030    51,020
Property, plant and equipment, net       1,433,858 1,480,936
Investments and other assets               309,721   291,304
Intangibles, net                           165,170   180,372

    Total assets                        $2,902,021$2,889,250

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
 Notes and loans payable                  $130,163  $138,925
 Long-term debt due within one year         91,032    79,430
 Accounts payable                          270,033   244,669
 Accrued liabilities                       162,589   148,843

    Total current liabilities              653,817   611,867
Long-term debt of parent company           840,377   881,124
Long-term debt of subsidiaries             524,500   557,315
Accrued pension and other employee benefits120,325   130,924
Other liabilities                          118,193   123,951

    Total liabilities                    2,257,212 2,305,181

Shareholders' equity
 Preferred and preference stock            190,639    52,270
 Capital stock, $.33 par value (49,300,881 and
    48,510,353 shares outstanding, respectively)16,43416,170
 Capital surplus                           505,800   494,240
 Retained earnings (deficit)               (52,940)   39,318
 Minimum pension liability adjustment      (15,124)  (17,929)

    Total shareholders' equity             644,809   584,069

    Total liabilities and shareholders' equity$2,902,021$2,889,250

See Notes to Consolidated Financial Statements.

Consolidated Statement of Shareholders' Equity
Chiquita Brands International, Inc. and Subsidiary Companies
                                                            Minimum  Total
                 Preferred and                      Retainedpension Share-
                    preference                Capitalearningsliabilityholders'
                         stockCapital stock   surplus(deficit)adjustmentequity

(In thousands, except share amounts)SharesPar  value

Balance at December 31, 1991       $     --49,925,777$16,642$533,627$417,656$
--                    $967,925
 Capital stock repurchased               --(1,699,100)(566)(17,395)(16,542)--
 (34,503)
 Stock options exercised          --297,573      99  4,549  --         --
4,648
 Series C preference stock issued
    in exchange for capital stock    52,270(3,241,546)(1,081)(32,909)(18,795)--
 (515)
 Shares issued in an acquisition         --2,694,136   898  (751)52,258    -
-                     52,405
 Other shares issued     --  186,720     63   3,248     --     --   3,311
 Change in minimum pension
    liability adjustment          --     --      --     --  --     (6,925)
(6,925)
 Net loss                --       --     --      --(284,040)           --
(284,040)
 Dividends
    Capital stock        --       --     --      --(33,566)            --
(33,566)
    Preference stock     --       --     --      --   (778)            --
(778)

Balance at December 31, 1992        $52,27048,163,560$16,055$490,369$116,193
$(6,925)              $667,962
 Capital stock repurchased               -- (30,000)   (10)  (102)   (325)--
 (437)
 Stock options exercised          -- 17,120       6    168  --         --
174
 Other shares issued     --  168,000     55   1,738     --     --   1,793
 Change in minimum pension
    liability adjustment          --     --      --     --  --    (11,004)
(11,004)
 Net loss                --       --     --      --(51,081)            --
(51,081)
 Dividends
    Capital stock        --       --     --      --(21,191)            --
(21,191)
    Preference stock     --  191,673     64   2,067 (4,278)            --
(2,147)

Balance at December 31, 1993        $52,27048,510,353$16,170$494,240$39,318
$(17,929)             $584,069
 Stock options exercised          --118,133      40  1,325  --         --
1,365
 Series A preferred stock issued    138,369      --     --  -- --          -
-                     138,369
 Other shares issued     --  358,244    119   6,075     --     --   6,194
 Change in minimum pension
    liability adjustment          --     --      --     --  --      2,805
2,805
 Net loss                --       --     --      --(71,540)            --
(71,540)
 Dividends
    Capital stock        --       --     --      -- (9,757)            --
(9,757)
    Preferred and preference stock--314,151     105  4,160  (10,961)       -
-                     (6,696)

Balance at December 31, 1994       $190,63949,300,881$16,434$505,800$(52,940)
$(15,124)             $644,809

See Notes to Consolidated Financial Statements.

            12

Consolidated Statement of Cash Flow
Chiquita Brands International, Inc. and Subsidiary Companies
                                      Year Ended December 31,
(In thousands)                       1994      1993      1992

Cash provided (used) by:
  Operations
    Loss before extraordinary item$(48,700)$(51,081)$(284,040)
    Depreciation and amortization 122,173   119,184    98,558
    Non-cash charges (write-downs of farms
      and cultivations in 1994 and restructuring
      and reorganization charges in 1992)    24,600        --
69,500
    Changes in current assets and liabilities
      Receivables                 (18,243)  (10,030)   51,756
      Inventories                 (23,144)   35,510    41,796
      Accounts payable             23,749   (12,872)  (55,035)
      Other current assets and liabilities   20,502   (30,240)
33,701
    Other                                   (14,365)   (1,438)
553

        Cash flow from operations  86,572    49,033   (43,211)

  Investing
    Capital expenditures         (148,834) (205,380) (418,511)
    Restricted cash deposits      (24,010)  (51,020)       --
    Acquisitions and long-term investments   (7,717)  (49,466)
(35,217)
    Decrease in marketable securities  --    25,212    87,113
    Proceeds from sales of ships and equipment41,705   22,000  -
-
    Proceeds from sales of meat operations   52,700        --
4,498
  Other                            (4,318)   12,081    (8,330)

        Cash flow from investing  (90,474) (246,573) (370,447)

  Financing
    Debt transactions
      Issuances of long-term debt 278,388   151,160   254,820
      Repayments of long-term debt(369,684)(154,067)  (69,684)
      Decrease in notes and loans payable    (4,095)  (17,192)
(34,598)
    Stock transactions
      Issuance of preferred stock 138,369        --        --
      Issuances of capital stock    5,006     1,854     6,101
      Repurchases of capital stock     --      (437)  (34,503)
      Dividends                   (16,453)  (23,338)  (34,344)

        Cash flow from financing   31,531   (42,020)   87,792

Increase (decrease) in cash and equivalents  27,629  (239,560)
(325,866)
Balance at beginning of year      151,226   390,786   716,652

Balance at end of year           $178,855  $151,226  $390,786

See Notes to Consolidated Financial Statements.

            13
Notes to Consolidated Financial Statements
Chiquita Brands International, Inc. and Subsidiary Companies

Note 1 -- Summary of Significant Accounting Policies
American Financial Corporation and its subsidiaries ("AFC") owned approximately 46% of the voting stock of Chiquita Brands
International, Inc. ("Chiquita" or the "Company") as of December
31, 1994.

Consolidation
The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries, including its Meat Division held for sale (see Note 2). Intercompany balances and transactions have been eliminated.
Investments representing minority interests are accounted for by the equity method when Chiquita has the ability to exercise significant influence in the investees' operations; otherwise, they are accounted for at cost. At December 31, 1994 and 1993, investments in food-related companies of $66 million and $54 million, respectively, were accounted for using the equity method. The excess ($18 million) of the carrying value over Chiquita's share of the fair value of the investees' net assets at the date of acquisition is being amortized over 40 years.

Cash and Equivalents
Cash and equivalents include all unrestricted cash and highly liquid investments with a maturity when purchased of three months or less.

Inventories
Inventories are valued at the lower of cost or market, except for certain meat products which are valued at approximate market. Cost for growing crops and certain banana inventories is determined principally on the "last-in, first-out" (LIFO) basis. Cost for other inventory categories is determined principally on the "first-in, first-out" (FIFO) or average cost basis.

Intangibles
Intangibles consist of goodwill and trademarks which are being amortized over 40 years. Accumulated amortization was $35.2 million and $32.2 million at December 31, 1994 and 1993, respectively.

Income Taxes
Deferred income taxes are recognized at currently enacted tax rates for temporary differences between the financial reporting and income tax bases of assets and liabilities. Deferred taxes are not provided on the undistributed earnings of subsidiaries operating outside the U.S. that have been or are intended to be permanently reinvested.

Foreign Currencies
Chiquita utilizes the U.S. dollar as its functional currency.
Net foreign exchange gains, which amounted to approximately $11.0 million, $7.5 million and $4.8 million in 1994, 1993 and 1992, respectively, are included in income.
The Company has a long-standing policy of periodically entering into foreign exchange forward contracts and purchasing foreign currency options to hedge transactions denominated in foreign currencies in order to protect the Company from the risk that the eventual dollar cash flows of the transactions will be adversely affected by changes in exchange rates. Gains and losses on forward contracts used to hedge firm commitments and on purchased options are deferred and included in the measurement of the underlying transactions. Gains and losses on forward contracts used to hedge other transactions are included in income on a current basis.

Earnings Per Share
Primary earnings per share is calculated on the basis of the weighted average number of shares of common stock and equivalent Series C preference stock outstanding during the year and the dilutive effect, if any, of assumed conversion of other common stock equivalents (stock options and warrants). Fully diluted earnings per share includes the dilutive effect, if any, of assumed conversion of Series A preferred stock and convertible subordinated debentures.

Note 2 -- Meat Division Held for Sale
During the fourth quarter of 1992, after evaluation of reorganization plans announced earlier that year and completion of other preparatory actions, Chiquita adopted a plan of disposal for all remaining Meat Division operations (see Note 4).
Pursuant to the plan, the Company completed the sale of a major fresh pork processing facility in December 1992. During 1994, the Division's specialty meat operations were sold for approximately $53 million in cash and the Meat Division obtained a favorable Federal Circuit Court of Appeals ruling that reconfirmed its right to unilaterally reduce or eliminate medical benefits of retired hourly employees. The Meat Division subsequently terminated these benefits, which had an annual cost of approximately $12.2 million in 1994, $15.3 million in 1993 and $12.9 million in 1992.
The Company is continuing to pursue the sale of the remainder of its Meat Division operations. The Meat Division was previously accounted for as a discontinued operation and, accordingly, was not consolidated in the financial statements. However, as required by current Securities and Exchange Commission practices and interpretations, which have evolved since 1992, the Meat Division has been reconsolidated in the 1994 financial statements because the disposition of all remaining meat operations was not entirely completed as of December 31, 1994. Prior years' financial statements have been presented on a comparable basis. At December 31, 1994, the net assets of the Meat Division held for sale included in the consolidated balance sheet are as follows:



(In thousands)

Current assets                      $113,917
Property, plant and equipment, net    46,726
Other assets                                 13,857

         Total assets                174,500

Current liabilities                   79,926
Accrued pension and other employee benefits  45,470
Other liabilities                      2,386

         Total liabilities           127,782

             Total net assets        $46,718



       The Company has evaluated the recoverability of its investment in the Meat Division and has concluded that the investment is recoverable through the completion of its disposal plan.
       See Note 3 for information regarding Meat Division net sales, operating income and identifiable assets and Note 6 for information regarding Meat Division depreciation expense and capital expenditures. Meat Division cost of sales and selling, general and administrative expenses included in the consolidated income statement for 1994 were $1.3 billion and $111 million, respectively.

Note 3 -- Industry Segment and Geographic Area Information
       The Company is one of the world's leading marketers, processors and producers of quality food products. The Company's products are sold throughout the world and its principal production and processing operations are conducted in North, Central and South America. The Company's "Chiquita operations" constitute its only industry segment other than the Meat Division held for sale, the operations of which are conducted in North America.
       Chiquita's earnings are heavily dependent upon products grown and purchased in Central and South America. These activities, a significant factor in the economies of the countries where Chiquita produces bananas and other agricultural and consumer products, are subject to the risks that are inherent in operating in such foreign countries, including government regulation, currency restrictions and other restraints, risk of expropriation and burdensome taxes. Certain of these operations are substantially dependent upon leases and other agreements with these governments.
       The Company is also subject to a variety of governmental regulations in certain countries where it markets bananas, including import quotas and tariffs, currency exchange controls and taxes.
       Financial information with respect to the Company's operations by industry segment and geographic area is shown on the following page.

INFORMATION BY INDUSTRY SEGMENT

(In thousands)                   1994       1993        1992

Net sales
  Chiquita operations      $2,505,826 $2,532,925  $2,723,250
  Meat Division held for sale1,455,894 1,549,712   1,744,796

Consolidated net sales     $3,961,720 $4,082,637  $4,468,046

Operating income (loss)
  Chiquita operations         $71,185   $103,848    $(96,588)
  Meat Division held for sale  38,598      6,355     (57,193)

Consolidated operating income (loss)$109,783$110,203$(153,781)

Identifiable assets
  Chiquita operations      $2,727,521 $2,697,885  $2,857,870
  Meat Division held for sale 174,500    191,365     183,698

Consolidated assets        $2,902,021 $2,889,250  $3,041,568


INFORMATION BY GEOGRAPHIC AREA

(In thousands)                   1994       1993        1992

Net sales to unaffiliated customers
  North America            $2,680,008 $2,788,390  $2,937,409
  Central and South America   179,726    184,060     187,753
  Europe and other international1,101,9861,110,187 1,342,884

Consolidated net sales     $3,961,720 $4,082,637  $4,468,046

Operating income (loss)
  North America               $30,228    $26,824   $(104,777)
  Central and South America    19,071     17,607      16,906
  Europe and other international73,746    78,691     (52,541)
  Unallocated expenses        (13,262)   (12,919)    (13,369)

Consolidated operating income (loss)$109,783$110,203$(153,781)

Identifiable assets
  North America              $652,320   $698,609    $719,826
  Central and South America   864,232    912,321     918,230
  Europe and other international385,241  339,374     306,131
  Shipping operations         671,756    656,816     586,960
  Corporate assets            328,472    282,130     510,421

Consolidated assets        $2,902,021 $2,889,250  $3,041,568

  See Note 6 for information regarding depreciation and capital expenditures by industry segment.

  Net sales in the preceding tables exclude intercompany sales of bananas from Central and South America to different geographic areas. These sales, which are eliminated in consolidation and are measured at cost under the method used for internal management financial reporting purposes, were approximately $500 million in each of the last three years. There are no banana sales to unaffiliated customers in Central and South America. Other intergeographic sales are not significant.
  Operating income for 1994 includes third quarter charges and losses within Chiquita operations totaling $57.2 million primarily resulting from farm closings and write-downs of banana cultivations in Honduras and the substantial reduction of the Company's Japanese "green" banana trading operations as follows:
North America, $27.1 million; Europe and other international, $30.1 million. Operating income for 1992 includes restructuring and reorganization charges (see Note 4) allocated as follows:
North America, $41.9 million; Europe and other international, $54.5 million.
  For purposes of reporting identifiable assets by geographic area, cash and equivalents, marketable securities, restricted cash and trademarks are included in corporate assets. Minority equity investments are included in the geographic area where their operations are located.

Note 4 -- Restructuring and Reorganization
  During the fourth quarter of 1992, the Company undertook a program to adjust its fresh foods volume and cost infrastructure to significantly reduce production, distribution and overhead costs. This program, which included consolidation of operations, asset disposals and workforce reductions, resulted in restructuring and reorganization charges of $61.3 million.
  In 1992, the Company recorded a provision for loss on disposal of the Meat Division of $35.1 million, which included the costs of various preparatory actions related to the divestiture of the Meat Division as well as the writedown of certain facilities held for sale or to be closed.


Note 5 -- Inventories

 Inventories consist of the following:

                                              December 31,
(In thousands)                            1994        1993

Bananas and other fresh produce        $47,592     $42,918
Meat                                    35,165      48,174
Other food products                     63,565      56,043
Growing crops                          115,177     117,839
Materials and supplies                  76,078      84,874
Other                                   14,153      15,067

                                      $351,730    $364,915



 The carrying value of inventories valued by the LIFO method was $126 million at December 31, 1994 and $129 million at December 31, 1993. If inventories were stated at current costs, total inventory values would have been approximately $30 million and $10 million higher than reported at December 31, 1994 and 1993.



Note 6 -- Property, Plant and Equipment, Net

 Property, plant and equipment consist of the following:

                                              December 31,
(In thousands)                            1994        1993

Land                                  $108,334    $107,288
Buildings and improvements             244,847     248,768
Machinery and equipment                531,210     556,133
Ships and containers                   796,906     790,817
Cultivations                           317,233     305,546
Other                                   79,042      80,023

                                     2,077,572   2,088,575
Less accumulated depreciation         (643,714)   (607,639)

Property, plant and equipment, net  $1,433,858  $1,480,936



 Property, plant and equipment are stated at cost and, except for land and certain improvements, are depreciated on a straight-line basis over their estimated useful lives. The Company capitalized interest costs of $4 million in 1994, $8 million in 1993 and $21 million in 1992 as part of the cost of major production and shipping asset construction projects.
 The following tables present depreciation and capital expenditures for Chiquita operations and the Meat Division held for sale:



(In thousands)               1994         1993        1992

Depreciation

Chiquita operations      $106,964     $102,591     $80,438
Meat Division held for sale 8,852        9,007      10,163

                         $115,816     $111,598    $ 90,601

Capital Expenditures

Chiquita operations      $136,981     $196,554    $472,273
Meat Division held for sale11,853        8,826       8,741

                         $148,834     $205,380    $481,014



 Capital expenditures of Chiquita operations presented above for 1992 include $62.5 million of purchases which were directly financed.


Note 7 -- Leases

Total rental expense consists of the following:

(In thousands)               1994         1993        1992

 Gross rentals-ships and containers   $101,207    $142,969
$222,916
           - other         40,985       41,632      45,023

                          142,192      184,601     267,939
 Less sublease rentals     (4,740)      (7,189)    (20,775)

                         $137,452     $177,412    $247,164


 Future minimum rental payments required under operating leases having initial or remaining non-cancelable lease terms in excess of one year at December 31, 1994 are as follows:




(In thousands)
Gross Rentals

             Ships and containers        Other       Total

 1995                     $71,749      $19,513     $91,262
 1996                      29,168       16,914      46,082
 1997                      27,492       14,012      41,504
 1998                      22,601        9,940      32,541
 1999                      22,253        5,038      27,291
 Later years                            70,425       6,703
77,128


 Portions of the minimum rental payments for ships constitute reimbursement for ship operating costs paid for by the lessor. Future minimum rental payments to be received from non-cancelable subleases at December 31, 1994, principally for office space and ships, are $49.3 million.

Note 8 -- Debt
   Long-term debt consists of the following:

(In thousands)                                  December 31,
Parent Company                            1994           1993

9 1/8% senior notes, due 2004         $175,000  $         --
9 5/8% senior notes, due 2004, less unamortized discount
 of $2,632 and $2,805 (imputed interest rate of 9.8%)247,368
247,195
7% subordinated debentures, due 2001, convertible
 into capital stock at $43 per share   138,000       138,000
10 1/2% subordinated debentures, due 2004, less
 unamortized discount of $5,839 and $10,391
 (imputed interest rate of 12.1%)       59,980       100,429
11 1/2% subordinated notes, due 2001   220,000       220,000
9 1/8% subordinated debentures, due 1998, less
 unamortized discount of $1,776 (imputed
 interest rate of 13.2%)                    --        15,900
10 1/4% subordinated debentures, due 2005, less
 unamortized discount of $7,538 (imputed
 interest rate of 13.7%)                    --        34,554
11 7/8% subordinated debentures, due 2003   --       125,000
Other notes and loans                       47            62
Less current maturities                    (18)          (16)

Long-term debt of parent company      $840,377      $881,124

Subsidiary Companies

Loans payable secured by ships and containers, due in
 installments from 1995 to 2005, bearing interest at effective
 rates averaging 8.8% (8.1% at December 31, 1993)   $368,146
$376,492
Caribbean Basin Projects Financing Authority (CBI
 Industrial Revenue Bonds 1993 Series A) loan, due
 1998, bearing interest at a variable rate of 4.4% (2.7%
 at December 31, 1993)                  38,000        38,000
Overseas Private Investment Corporation loans, due in
 installments through 2002, bearing interest at rates
 averaging 9%                           17,774        25,275
Note payable, due in installments from 1995 through
 1998, bearing interest at 1% below prime17,200       19,200
Loans and notes payable in foreign currencies maturing
  through 2008, bearing interest at rates averaging 22%
 (23% at December 31, 1993)             50,846        81,902
Other loans and notes payable maturing through 2012,
 bearing interest at rates averaging 9% (8% at
 December 31, 1993)                    123,548        95,860
Less current maturities                (91,014)      (79,414)

Long-term debt of subsidiaries        $524,500      $557,315


 Certain of the subordinated debentures have sinking fund requirements and are callable at the Company's option at prices ranging from par to premiums of 1.9% to 5.7% over par at various dates through 1998. Certain of the Company's debt agreements contain restrictions on the payment of cash dividends. At December 31, 1994, approximately $155 million was available for dividend payments under the most restrictive of these agreements.
 In February 1994, the Company issued $175 million principal amount of 9 1/8% senior notes due 2004. The unsecured notes rank equally with existing and future senior unsecured indebtedness of the Company. The proceeds from this issuance, together with the proceeds from the sale of preferred stock (see Note 12), were used to redeem or repay subordinated and subsidiary debt, including 11 7/8% Subordinated Debentures, 10 1/4% Subordinated Debentures, 9 1/8% Subordinated Debentures and a portion ($45 million principal amount) of its 10 1/2% Subordinated Debentures. These prepayments resulted in an extraordinary loss of $22.8 million on which no tax benefit was recorded. This loss consists principally of write-offs of unamortized discounts and $5 million of call premiums.
 At December 31, 1994, $70 million of the carrying amount of loans secured by ships bear interest at fixed rates averaging 6.9%. The remaining ship and container loans carry variable interest rates ranging from .75% to 1.5% over LIBOR. Interest rate swap agreements fix the rate of interest on $92 million of these variable rate ship and container loans at an average rate of 9.1% (see Note 9). The overall effective interest rate on ship and container loans includes the amortization of deferred hedging gains and losses from interest rate futures contracts.
No such contracts were outstanding at December 31, 1994 or 1993.
                               Cash payments relating to
interest expense were $161.2 million, $164.3 million and $144.8 million in 1994, 1993 and 1992, respectively.

                               Maturities and sinking fund
requirements on long-term debt during the next five years, after application of previously reacquired debentures to meet sinking fund requirements, are:

                                          Parent   Subsidiary
  (In thousands)            Company     Companies       Total

                               1995           $18     $91,014
$91,032
                               1996            20      91,709
91,729
                               1997             9     104,780
104,789
                               1998            --     117,892
117,892
                               1999            --      46,854
46,854

The Company maintains lines of credit with various domestic and foreign banks for borrowing funds on a short-term basis. The Meat
Division has an $80 million revolving credit facility (available through September 1995) secured by its working capital which bears interest at prime plus 2%. An annual fee of 1/2% is payable on the unused portion of the facility. No borrowings were outstanding under this facility at December 31, 1994 and $26 million was outstanding at December 31, 1993. Chiquita also has short-term working capital loans with domestic and foreign banks.
At December 31, 1994, the weighted average interest rate for all short-term notes and loans payable was 11.7% (10.3% at December
31, 1993).

Note 9 -- Hedging Transactions
At December 31, 1994, the Company had foreign exchange forward contracts to ensure conversion at an average exchange rate of 1.54 Deutsche mark for each U.S. dollar of approximately $179 million of foreign sales commitments for 1995. The Company also had purchased foreign currency options to ensure conversion at an average exchange rate of 1.60 Deutsche mark for each U.S. dollar of approximately $62 million of foreign sales commitments in the first half of 1995. The fair value of these contracts and options, based on quoted market prices, was not significant.
Chiquita has interest rate swap agreements to fix the rate of interest on approximately $92 million of its variable rate ship and container loans maturing between 1998 and 2001. The Company has also entered into foreign currency swap agreements to convert $59 million of ship debt denominated in pounds sterling to U.S.
dollar loans maturing in 2004 and 2005 in order to protect the Company from the risk that interest and principal repayments will be adversely affected by changes in exchange rates. The swap agreements have maturities which correspond with those of the underlying loans.
The carrying values and estimated fair values of the Company's debt and associated swap agreements are summarized below:

                                    December 31,
                              1994                 1993

                      Carrying  Estimated  Carrying Estimated
(In thousands)           value fair value     valuefair value

 Debt               $1,586,072 $1,531,600$1,656,794$1,720,000
 Interest rate swap agreements         --      (300)       --10,700
 Foreign currency swap
   agreements               --        400        --    (4,100)

                    $1,586,072 $1,531,700$1,656,794$1,726,600


 Fair value for the Company's publicly traded debt is based on quoted market prices. Fair value for other debt is estimated based on the current rates offered to the Company for debt of similar maturities. The fair values of interest rate and foreign currency swap agreements are estimated based on the cost to terminate the agreements.
 The Company is exposed to credit loss in the event of nonperformance by counterparties on foreign exchange forward contracts, interest rate swap agreements and currency swap agreements. However, because the Company's hedging activities are transacted only with highly rated institutions, Chiquita does not anticipate nonperformance by any of these counterparties.
The amount of any credit exposure is limited to unrealized gains on such contracts and swaps.

Note 10 -- Pension and Severance Benefits
 The Company and its subsidiaries have several defined benefit and contribution pension plans covering approximately 9,000 domestic and foreign employees. Approximately 35,000 employees are covered by Central and South American severance plans. Pension plans covering eligible salaried employees and Central and South American severance plans for all employees call for benefits to be based upon years of service and compensation rates. Other plans covering hourly workers generally provide benefits of stated amounts for each year of service.


 Pension and severance expense consists of the following:

(In thousands)                      1994      1993    1992

Defined benefit and severance plans:
 Service cost -- benefits earned during the period    $6,637
$6,980                             $6,328
 Interest cost on projected benefit obligation20,840  20,927
20,330
 Actual return on plan assets         424   (10,176)  (4,400)
 Net amortization and deferral    (13,185)   (4,022)  (9,207)

                                   14,716    13,709   13,051
Defined contribution and multi-employer plans 7,140    6,021
7,004

 Total pension and severance expense$21,856 $19,730  $20,055



 Total pension expense included in the table above for plans of the Meat Division held for sale was $6.2 million in 1994, $4.5 million in 1993 and $5.3 million in 1992.
 The projected benefit obligations were determined using assumed discount rates of approximately 9 1/4% 1994 and 1993 for unfunded
Central and South American pension and severance benefits and approximately 8 3/4% in 1994 and 7 3/4% in 1993 for all other plan benefits. The assumed long-term rate of compensation increase was between 5% and 6% and the assumed long-term rate of return on plan assets was approximately 9% in 1994 and 1993.
 Pensions are funded in accordance with the requirements of the Employee Retirement Income Security Act or equivalent foreign regulations. Plan assets consist primarily of corporate debt, U.S. government and agency obligations and collective trust funds. Severance benefits in Central and South America are generally funded as benefits are paid.
 The funded status of the Company's
domestic and foreign defined benefit pension and severance plans is as follows:


                                        Plans for which
Plans for which
                                         Assets Exceed
Accumulated Benefits
                                       Accumulated Benefits
Exceed Assets
                                          at December 31,    at
December 31,

(In thousands)             1994      1993       1994    1993

Plan assets at fair market value  $73,757    $74,839   $66,645$72,069

Present value of benefit obligations:
 Vested                  62,649    68,068    156,689   166,673
 Nonvested                2,562     3,439      6,594     6,713

Accumulated benefit obligation65,21171,507   163,283   173,386
Additional amounts related to projected
 pay increases            7,180     8,543     18,333    19,062

Projected benefit obligation72,391 80,050    181,616   192,448

Projected benefit obligation less than
 (in excess of) plan assets1,366   (5,211)  (114,971) (120,379)

Projected benefit obligation not yet
 recognized in the balance sheet:
 Net actuarial loss       9,926    14,374     26,044    24,231
 Prior service cost          --        --      2,333     2,684
 Obligation (asset) at transition,
    net of amortization  (4,413)   (5,152)     7,119     8,709

Adjustment required to recognize
 minimum liability           --        --    (15,948)  (18,833)

Net balance sheet asset (liability)$6,879     $4,011  $(95,423)
$(103,588)



 The fair value of plan assets, the projected benefit obligation and the net balance sheet liability included in the table above for plans of the Meat Division held for sale at December 31, 1994 were $102.6 million, $149.7 million and $41.1 million, respectively ($108.3 million, $166.5 million and $50.0 million, respectively, at December 31, 1993). The adjustment required to recognize the minimum pension liability is based on the excess of the accumulated benefit obligation over the fair market value of assets of the Meat Division's plan for hourly workers.

Note 11 -- Stock Options
 Under a non-qualified stock option plan, the Company may grant options to purchase up to an aggregate of 15,000,000 shares of capital stock. Under this plan and other formal stock option and incentive plans, options have been granted to directors, officers and other key employees to purchase shares of the Company's capital stock at the fair market value at the date of grant. The options may be exercised over a period not in excess of 20 years.



                     1994                  1993
                                   Option               Option
                        Shares      Price    Shares      Price

Under option at beginning
 of year             5,451,768$5.75 - 47.755,969,996$5.75 - 49.63
Options granted        287,16511.44 - 17.063,282,76510.19 - 14.25
Options exercised     (118,133)8.67 - 16.38 (17,120)8.67 - 16.13
Options canceled or expired(407,042)8.67 - 47.75(3,783,873)8.67 - 49.63

Under option at end of year5,213,758$5.75 - 34.445,451,768$ 5.75 - 47.75

Options exercisable at end of year2,234,823          1,517,236

Shares available for future grant7,968,754           2,852,598



 In 1993, in connection with a voluntary exchange offer, the Company canceled options for 2,298,186 shares at prices ranging from $15.81 to $49.63 issued in 1988 through 1992 and, in exchange, reissued options for 1,451,430 shares at a price of $10.31, the exchange date market value. Existing options were canceled at rates ranging from 1.5 to 2.0 outstanding option shares for each new option share granted pursuant to the offer. The new options vest over periods of up to nine years.
 Stock options for 297,573 shares were exercised during 1992 at prices ranging from $5.75 to $34.44 per share.

Note 12 -- Shareholders' Equity
 At December 31, 1994, there were 150,000,000 authorized shares of capital stock. Of the shares authorized but unissued at December 31, 1994, approximately 54,000,000 shares were reserved for issuance upon conversion of other securities and under stock option and other employee benefit plans.
 In February 1994, the Company sold 2,875,000 shares of $2.875 Non-Voting Cumulative Preferred Stock, Series A, par value $1.00 per share (the "Series A Shares") for aggregate net proceeds of $138 million. The Series A Shares have a liquidation preference of $50.00 per share; pay an annual cash dividend of $2.875 per share; and are convertible into 2.6316 shares of capital stock at each holder's option. The Company may convert the Series A Shares at its option, under certain circumstances, after February 14, 1997. The Board of Directors has the authority to fix the terms of 7,125,000 additional shares of Non-Voting Cumulative Preferred Stock.
 The Company has 4,000,000 authorized shares of Cumulative Preference Stock, 1,000,000 of which have been designated as Series C Shares. In October 1992, Chiquita issued 648,310 shares of Mandatorily Exchangeable Cumulative Preference Stock, Series C (the "Series C Shares"), represented by 3,241,546 $1.32 depositary shares (the "Depositary Shares"), in exchange for 3,241,546 shares of the Company's capital stock. The Depositary Shares have one vote per share, voting with the capital stock; have a liquidation preference of $18.00 per share; pay annual dividends in cash or capital stock at the Company's option of $1.32 per share and will convert back into capital stock on September 7, 1995, or earlier at the Company's option or upon the occurrence of certain events at a rate of one-for-one (except that the rate will be proportionately less than one-for-one if the market value of the capital stock exceeds $24.00 per share at the time of the conversion). In the third quarter of 1993, the Company began paying Series C dividends in capital stock.
 Holders of Series A and Depositary Shares have the right to elect additional directors in addition to the directors ordinarily elected by holders of capital stock and Depositary Shares in certain circumstances where the Company fails to pay quarterly dividends on the preferred and preference stock.
 In March 1992, the Company exchanged 2,694,136 shares of its capital stock for all of the outstanding common shares of Friday Canning Corporation, one of the largest U.S. private-label vegetable processors. The net assets of Friday at the time of the merger were $52 million and included $67 million of inventories and $19 million of notes and loans payable. This transaction was accounted for as a pooling of interests.

Note 13 - Income Taxes

 Income taxes consist of the following:

                       United States
(In thousands)        Federal      State    Foreign   Total

1994Current tax expense$      --   $1,024   $11,566   $12,590
Deferred tax expense         --        --       910       910

                      $      --    $1,024   $12,476   $13,500

1993
Current tax expense   $      --    $1,944   $13,247   $15,191
Deferred tax benefit         --        --    (3,191)   (3,191)

                      $      --    $1,944   $10,056   $12,000

1992
Current tax expense   $      --      $468    $4,532    $5,000
Deferred tax expense         --        --        --        --

                      $      --      $468    $4,532    $5,000


 Income (loss)  before income taxes consists of the following:


(In thousands)
Subject to tax in:                   1994      1993     1992

United States                    $(76,165) $(94,314)$(215,109)
Foreign jurisdictions              40,965    55,233  (63,931)

                                 $(35,200) $(39,081)$(279,040)


 Income tax expense differs from income taxes computed at the U.S. federal statutory rate for the following reasons:

(In thousands)                       1994      1993     1992

Income tax benefit computed at U.S.
 federal statutory rate          $(12,320) $(13,678)$(94,874)

State income taxes, net of federal benefit      666    1,264
309

U.S. losses for which no tax benefit has
 been recognized                   22,951    19,694   55,503

Foreign losses for which no tax benefit
 has been recognized               19,406    13,166   44,347

Taxes on foreign operations at other than U.S.
 rates                            (19,914)  (12,005)  (1,482)

Other                               2,711     3,559    1,197

Income tax expense                $13,500   $12,000   $5,000


 The components of deferred income taxes included on the balance sheet at December 31, 1994 and 1993 are as follows:

(In thousands)                       1994      1993

Deferred tax benefits
 Employee benefits                $42,878   $51,389
 Accrued expenses                  26,775    27,043
 Other                             16,951    22,464

                                   86,604   100,896
 Valuation allowance              (14,442)  (15,906)

                                   72,162    84,990

Deferred tax liabilities
 Depreciation and amortization    (23,959)  (28,936)
 Growing crops                    (20,968)  (22,454)
 Long-term debt                   (16,651)  (19,281)
 Other                            (14,032)  (16,318)

                                  (75,610)  (86,989)

        Net deferred tax liability$(3,448)  $(1,999)



 Net deferred taxes do not reflect the benefit that would be available to the Company from the use of its U.S. operating loss carryforwards of $202 million, alternative minimum tax credits of $5 million and foreign tax credit carryforwards of $66 million. The loss carryforwards expire in 2008 and 2009 and the foreign tax credit carryforwards expire between now and 1999. Undistributed earnings of foreign subsidiaries which have been, or are intended to be, permanently reinvested in operating assets, if remitted, are expected to result in little or no tax by operation of relevant statutes and the carryforward attributes described above.
 Cash payments for income taxes, net of refunds, were $12.5 million in 1994, $17.2 million in 1993 and $5.4 million in 1992.

Note 14 -- Litigation
 A number of legal actions are pending against the Company. Based on evaluation of facts which have been ascertained, and on opinions of counsel, management does not believe such litigation will, individually or in the aggregate, have a material adverse effect on the financial statements of the Company.

Note 15 -- Quarterly Financial Data (Unaudited)

 The following quarterly financial data are unaudited, but in the opinion of management include all necessary adjustments for a fair presentation of the interim results, which are subject to significant seasonal variations. All quarters reflect the reconsolidation of the Company's Meat Division held for sale (see
Note 2).


1994

(In thousands, except per share amounts)March 31  June 30  Sept.30
Dec. 31

Net sales                  $1,056,247$1,007,121  $900,941 $997,411
Cost of sales                (840,956) (793,517) (810,487)(848,381)
Operating income (loss)        81,985    70,501   (44,174)   1,471
Income (loss) before extraordinary item  35,534    30,945  (80,652)
(34,527)
Extraordinary loss from  prepayment of  debt(22,840)   --       --
--
Net income (loss)              12,694    30,945   (80,652) (34,527)
Fully diluted earnings (loss) per share
 -  Income (loss) before extraordinary item .62       .51    (1.59)
(.70)
 -  Extraordinary item           (.40)       --        --       --
 -  Net income (loss)             .22       .51     (1.59)    (.70)
Dividends per common share        .05       .05       .05      .05
Capital stock market price
 High                           19.25     17.63     17.00    16.50
 Low                            11.25     12.13     12.13    12.38


1993

(In thousands, except per share amounts)March 31  June 30  Sept.30
Dec. 31

Net sales                  $1,125,121$1,063,253  $924,547 $969,716
Cost of sales                (906,076) (885,376) (780,017)(840,682)
Operating income (loss)        71,331    42,709    12,431  (16,268)
Net income (loss)              27,530     7,673   (25,868) (60,416)
Fully diluted earnings (loss) per share     .53       .15     (.50)
(1.17)
Dividends per common share        .17       .17       .05      .05
Capital stock market price
 High                           17.50     15.63     14.00    11.88
 Low                            13.25     10.50     10.25    10.13



 The operating loss for the quarter ended September 30, 1994 includes charges and losses totaling $57.2 million primarily resulting from write-downs associated with farms and cultivations in Honduras and shut-down costs, operating losses and charges for excess shipping capacity related to the reduction of the Company's Japanese "green" banana trading operations. For the quarter ended December 31, 1994, results include a $10.2 million gain from the sale of the Meat Division's specialty meat operations which was substantially offset by write-downs of ships held for sale and losses from the scale-back of the Company's Japanese "green" banana trading operations.
 A separate computation of earnings per share is made for each quarter presented. The dilutive effect on earnings per share resulting from the assumed conversions of preferred stock and convertible debt and exercise of stock options and warrants is included in each quarter in which dilution occurs. The earnings per share computation for the year is a separate annual calculation. Accordingly, the sum of the quarterly earnings per share amounts will not necessarily equal the earnings per share for the year.

Investor Information
Chiquita Brands International, Inc.

Stock Exchange Listings:New York, Boston & Pacific

Stock Symbol:  CQB

Shareholders of Record
At March 1, 1995, there were 7,203 common shareholders of record.

Transfer Agent and Registrar -
                   Capital Stock, $2.875 Non-Voting Cumulative
Preferred Stock,
                   Series A and Mandatorily Exchangeable
Cumulative Preference Stock,
                   Series C ($1.32 Depositary Shares)

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

Annual Meeting:    May 10, 1995
       10 a.m. Eastern Daylight Time
               Omni Netherland Plaza
                35 West Fifth Street
              Cincinnati, Ohio 45202

Investor Inquiries:For other questions concerning your investment in Chiquita, contact Vice President, Corporate Affairs at (513) 784-6366.

Trustees and Transfer Agents - Debentures/Notes

7% Convertible Subordinated Debentures due March 28, 2001
        Trustee-       Chemical Bank
                450 West 33rd Street
           New York, New York  10001

Transfer, Paying and Conversion Agents
        Chemical Bank - London, England
        Banque Paribas Luxembourg- Luxembourg
        Banque Bruxelles Lambert S.A.-Brussels, Belgium
        Bank Leu, Ltd.-Zurich, Switzerland

9 1/8% Senior Notes due March 1, 2004 *
9 5/8% Senior Notes due January 15, 2004 *
                               Trustee-       The Fifth Third
Bank
                                  38 Fountain Square Plaza
                                  Cincinnati, Ohio  45263

10 1/2% Subordinated Debentures due August 1, 2004*
11 1/2% Subordinated Notes due June 1, 2001*
                               Trustee-       Star Bank, N.A.
                                  425 Walnut Street
                                  Cincinnati, OH 45202

                                  * Chiquita Brands
International, Inc., c/o Securities
                                     Transfer Company is
transfer agent for these Notes
                                     and Debentures