Form 10-K, Exhibit 13
period 1995-12-31
CHIQUITA BRANDS INTERNATIONAL INC
filed 1996-03-26
CIK 101063

FINANCIAL REPORT                                       EXHIBIT 13

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


   We have audited the accompanying consolidated balance sheets of Chiquita Brands International, Inc. and subsidiary companies as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flow for each of the three years in the period ended December 31, 1995. These financial statements, appearing on pages 10 through 22, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chiquita Brands International, Inc. and subsidiary companies at December 31, 1995 and 1994 and the consolidated results of their operations and their cash flow for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP

Cincinnati, Ohio
February 26, 1996

SELECTED FINANCIAL DATA
                                            Chiquita Brands International, Inc. and Subsidiary Companies
------------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)  1995          1994         1993           1992          1991
------------------------------------------------------------------------------------------------------------
FINANCIAL CONDITION
Working capital                         $366,893      $230,434     $266,793       $482,338      $960,093
Capital expenditures                      64,640       136,981      196,554        472,273       395,641
Total assets                           2,623,533     2,774,239    2,722,824      2,873,699     2,937,344
Capitalization
  Short-term debt                        172,333       221,051      192,207        229,286       187,821
  Long-term debt                       1,242,046     1,364,836    1,438,378      1,411,319     1,202,839
  Shareholders' equity                   672,207       644,809      584,069        667,962       967,925
================================================================================================
OPERATIONS
Net sales                             $2,565,992    $2,505,826   $2,532,925     $2,723,250    $2,604,128
Operating income (loss) *                175,770        71,185      103,848        (96,588)      197,818
Income (loss) from
  continuing operations                   27,969       (84,311)     (51,081)      (221,708)      110,909
Discontinued operations                  (11,197)       35,611           --        (62,332)       17,586
Income (loss) before
  extraordinary item                      16,772       (48,700)     (51,081)      (284,040)      128,495
Net income (loss)*                         9,212       (71,540)     (51,081)      (284,040)      128,495
================================================================================================
SHARE DATA
Average number of common
  shares outstanding                      53,670        52,033       51,427         51,804        50,382
Earnings (loss) per common share:
  Primary
               - Continuing operations      $.37        $(1.76)       $(.99)        $(4.28)        $2.20
               - Discontinued operations    (.21)          .69           --          (1.20)          .35
               - Extraordinary item         (.14)         (.44)          --             --            --
               - Net income (loss)           .02         (1.51)        (.99)         (5.48)         2.55

  Fully diluted
               - Continuing operations       .37         (1.76)        (.99)         (4.28)         2.19
               - Discontinued operations    (.21)          .69           --          (1.20)          .33
               - Extraordinary item         (.14)         (.44)          --             --            --
               - Net income (loss)           .02         (1.51)        (.99)         (5.48)         2.52

Dividends per common share                   .20           .20          .44            .66           .55
Market price per common share:
  High                                     18.00         19.25        17.50          40.13         50.63
  Low                                      12.25         11.25        10.13          15.75         29.63
  End of year                              13.75         13.63        11.50          17.25         40.00
===================================================================================================
*  See "Management's  Analysis of  Operations and  Financial  Condition" and  Notes to  Consolidated Financial
Statements for a discussion of significant items included in operating income in 1995, 1994 and 1993.

Management's Analysis of Operations and Financial Condition
Chiquita Brands International, Inc. and Subsidiary Companies

Operations
 Sales increased 2% in 1995 to approximately $2.6 billion primarily as a result of higher fresh fruit prices. Operating income for the year increased to $176 million from $71 million in 1994. Operating income includes:

   - in 1995, a net gain of $19 million primarily resulting from divestitures of operations and other actions taken as part of the Company s ongoing program to improve shareholder value. These divestitures and other actions included sales of older ships, the sale of the Costa Rican operations of Chiquita s Numar edible oils group, the shut-down of a portion of the Company s juice operations and the reconfiguration of banana production assets.

   - in  1994,  charges  and  losses  of  $67  million  resulting primarily from farm closings and write-downs of banana cultivations following a strike in Honduras, and the substantial reduction of the Company's Japanese "green" banana trading operations.

   In addition to the effects of the items described above, 1995 operating income increased from 1994 due to higher banana prices outside the European Union ("EU"), the favorable effect of changes in foreign exchange rates on European sales and earnings
improvements from  other food products.   These favorable effects
were partially offset by higher banana operating costs resulting from the implementation of the banana Framework Agreement between the EU, Colombia and Costa Rica, higher paper costs, and lower EU banana prices late in the year. These lower EU prices, which continued into early 1996, were brought about by the over issuance of special import licenses to European-based banana companies as relief for hurricane damage sustained in the Caribbean.

   Operating income for 1994 was $33 million lower than for 1993 primarily due to the charges and losses described above as well as higher costs which were incurred to replace Honduran banana volume that was curtailed following the strike.

   Net interest expense decreased in both 1995 and 1994 as a result of debt refinancing and reduction activities and, in 1995, higher average yields on investments. Net income of $9 million in 1995 and the net loss of $72 million in 1994 include
extraordinary   charges  of   $8   million   and   $23   million,
respectively, resulting from refinancings and prepayments of debt.

   Income  taxes  consist  principally  of  foreign  income  taxes
currently  paid  or payable.   No  tax  benefit was  recorded for
unrealized  U.S.  net  operating   loss  carryforwards  or  other
available tax credits.

   In February 1996,  heavy rainfall  caused significant  flooding
in  Costa  Rica.   Banana  industry cultivations  in  the region,
including Chiquita's, were damaged and banana industry production
in Costa Rica has been reduced.   The Company estimates that less
than 5% of its total Latin American banana cultivations sustained varying degrees of damage from the flooding.

International Operations
   Chiquita's products are distributed in more than 40 countries. Its international sales are made primarily in U.S. dollars and major European currencies. The Company manages currency exchange risks from sales originating in currencies other than the dollar generally by exchanging local currencies for dollars immediately upon receipt, and by engaging from time to time in various
hedging activities.   Debt  denominated in currencies  other than
the U.S. dollar serves as a hedge of the net investments in those
respective countries.   In  addition, various  hedging activities
are  used   to  offset   currency  exchange  movements   on  firm
commitments and  other transactions where the  potential for loss
exists.   At December 31, 1995,  the Company had foreign exchange
forward   contracts   and  options   to   ensure   conversion  of
approximately $320 million of foreign sales in 1996 at a rate not higher than 1.45 Deutsche marks per U.S. dollar. (See Note 8 of the Consolidated Financial Statements for additional discussion of the Company's hedging activities.)

   On July 1, 1993, the EU implemented a new quota effectively restricting the volume of Latin American bananas imported into the EU, which had the effect of decreasing the Company's volume
and market share in Europe.   The quota is administered through a
licensing system and grants preferred status to producers and importers within the EU and its former colonies, while imposing quotas and tariffs on bananas imported from other sources, including Latin America, Chiquita's primary source of fruit. Since imposition of the EU quota regime, prices within the EU have increased to a higher level than the levels prevailing prior to the quota. Banana prices in other worldwide markets, however, have been lower than in years prior to the EU quota, as the displaced EU volume has entered those markets. In two separate rulings, General Agreement on Tariffs and Trade ("GATT") panels found this banana policy to be illegal. In March 1994, four of the countries which had filed GATT actions against the EU banana policy (Costa Rica, Colombia, Nicaragua and Venezuela) reached a
settlement with the EU  by signing a "Framework Agreement."   The
Framework Agreement authorizes the imposition of additional restrictive and discriminatory quotas and export licenses on U.S. banana marketing firms, while leaving EU firms exempt. Costa

Rica and Colombia implemented this agreement in 1995, significantly increasing the Company's cost to export bananas from these countries. Three additional European countries (Sweden, Finland and Austria) joined the EU effective January 1, 1995. These countries, which had substantially unrestricted banana markets in which the Company supplied a significant portion of the bananas, are in the process of transition to the restrictive EU quota and licensing environment. The timing and exact nature of any adjustments in the quota and licensing regulations that will be made for these new EU members have not yet been determined. Implementation of the quota regime continues to evolve, and there can be no assurance that the EU banana regulation will not change further.

   In September 1994, Chiquita and the Hawaii Banana Industry Association made a joint filing with the Office of the U.S. Trade Representative ("USTR") under Section 301 of the U.S. Trade Act of 1974, charging that the EU quota and licensing regime and the Framework Agreement are unreasonable, discriminatory, and a burden and restriction on U.S. commerce. In response to this petition, the U.S. Government initiated formal investigations of the EU banana import policy and of the Colombian and Costa Rican Framework Agreement export policies. In January 1995, the U.S. Government announced a preliminary finding against the EU banana import policy and in September 1995, based on information obtained in the USTR's investigation under Section 301, the
United  States,  joined  by   Guatemala,  Honduras  and   Mexico,
commenced a new international trade challenge against the EU regime using the procedures of the World Trade Organization ("WTO"). In January 1996, the USTR announced that it had found the banana Framework Agreement export policies of Costa Rica and Colombia to be unfair. The USTR further announced it was not imposing sanctions at that time, pending further consultations
with  those countries  to eliminate  harm to  U.S. commerce.   In
early February 1996, Ecuador, the world s largest exporter of bananas, joined the United States, Guatemala, Honduras and Mexico
in challenging the  EU regime under  the WTO.   Both the WTO  and
Section 301 authorize retaliatory measures, such as tariffs or withdrawal of trade concessions, against the offending countries. However, there can be no assurance as to the results of the WTO and Section 301 proceedings, the nature and extent of actions that may be taken by the United States or other adversely affected countries, or the impact on the EU quota regime or the Framework Agreement.

Discontinued Meat Operations
   As  described   in  Note  2   to  the  Consolidated   Financial
Statements, the Company completed the sale of its meat operations in December 1995 and has accounted for it as a discontinued operation.

Financial Condition
   Cash flow from operations was $90  million, $73 million and $47
million  in 1995, 1994 and  1993, respectively.   At December 31,
1995,  Chiquita   had  $311   million  of  cash   and  marketable
securities, including $40 million of restricted cash on deposit.

   Capital expenditures were $65 million in 1995, $137 million in 1994 and $197 million in 1993, including $72 million in 1994 and $144 million in 1993 of investment spending primarily for transportation system improvements and fresh fruit production
capacity.   During  1994,  the Company  completed its  multi-year
investment spending  program with  the delivery  of the  last two
ships under construction.   This program  was the primary  reason
for approximately $260 million in long-term subsidiary borrowings during 1994 and 1993. As a result of this program, the Company s free cash flow (the excess of earnings before depreciation and amortization over capital expenditures) is greater than its results of operations.

   In   accordance   with  its   strategic   program   to  improve
shareholder  value by strengthening  its balance sheet, enhancing
short-term   liquidity,  reducing  overall  borrowing  costs  and
positioning   the  Company   for   future  cost   reduction   and
deleveraging opportunities, Chiquita:

   - Sold its remaining meat operations to Smithfield Foods, Inc. in December 1995 for approximately $60 million, including $25 million in cash and 1.1 million shares of Smithfield common stock. Smithfield's common stock is traded publicly on NASDAQ. In 1994, the Company sold its specialty meat operations for $53 million in cash and used the proceeds primarily to reduce short-term borrowings of the Meat Division.

   - Sold the Costa Rican operations of its Numar edible oils group in December 1995 for approximately $100 million, including $50 million in cash and $50 million in secured notes receivable.

   - Sold older ships in 1995 for $90 million in cash and used approximately $50 million of the proceeds to prepay the related debt.

   - Sold and leased back shipping containers in 1995 and 1994 which generated gross proceeds of $40 million and $32 million, respectively. Approximately $27 million and $20 million of related 9.8% debt was retired in 1995 and 1994, respectively.

   - Replaced $153 million of shipping related loans in 1995 with loans having longer maturities totaling $187 million and negotiated the extension of the maturities on another $23 million ship loan.

   - Used $36 million of restricted cash to repay related subsidiary debt in December 1995.

   - Raised approximately $310 million in a 1994 public offering of 9 1/8% senior notes and preferred stock. The Company used the proceeds of these offerings to redeem or repay
     subordinated   and  subsidiary   debt,  including   11  7/8%
     subordinated debentures, and 10 1/2% and 10 1/4% subordinated debentures which carried effective interest rates of 12.1% and 13.7%, respectively.

   - Reduced the annual dividend rate on its capital stock in mid-1993 from $.68 per share to $.20 per share.

CONSOLIDATED STATEMENT OF INCOME
                                             Chiquita Brands International, Inc. and Subsidiary Companies
------------------------------------------------------------------------------------------------------------
                                                                          Year Ended December 31,
(In thousands, except per share amounts)                      1995              1994            1993
------------------------------------------------------------------------------------------------------------
Net sales                                                   $2,565,992       $2,505,826       $2,532,925
------------------------------------------------------------------------------------------------------------
Operating expenses
    Cost of sales                                            1,958,063        1,996,179        1,993,552
    Selling, general and administrative expenses               333,537          331,498          332,934
    Depreciation                                                98,622          106,964          102,591
------------------------------------------------------------------------------------------------------------
                                                             2,390,222        2,434,641        2,429,077
------------------------------------------------------------------------------------------------------------
    Operating income                                           175,770           71,185          103,848
Interest income                                                 28,157           22,902           20,377
Interest expense                                              (163,513)        (167,464)        (169,789)
Other income, net                                                1,455            2,566            6,483
------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations
    before income taxes                                         41,869          (70,811)         (39,081)
Income taxes                                                   (13,900)         (13,500)         (12,000)
------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                        27,969          (84,311)         (51,081)
Discontinued operations                                        (11,197)          35,611              --
------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary item                         16,772          (48,700)         (51,081)
Extraordinary loss from debt refinancing                        (7,560)         (22,840)              --
------------------------------------------------------------------------------------------------------------
Net income (loss)                                               $9,212         $(71,540)        $(51,081)

Less dividends on Series A preferred stock                      (8,266)          (7,232)              --
------------------------------------------------------------------------------------------------------------
Net income (loss) attributable to common shares                   $946         $(78,772)        $(51,081)

Per common share - primary and fully diluted
    -  Continuing operations                                      $.37           $(1.76)           $(.99)
    -  Discontinued operations                                    (.21)             .69               --
    -  Extraordinary item                                         (.14)            (.44)              --
    -  Net income (loss)                                           .02            (1.51)            (.99)
=============================================================================================================
Weighted average number of common
    shares outstanding                                          53,670           52,033           51,427
=============================================================================================================
See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEET
                                            Chiquita Brands International, Inc. and Subsidiary Companies
------------------------------------------------------------------------------------------------------------
                                                                                      December 31,
(In thousands, except share amounts)                                           1995                1994
------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
    Cash and equivalents                                                     $236,675           $165,523
    Marketable securities                                                      34,743                 --
    Trade receivables, less allowances of $11,310 and $13,060, respectively   184,364            205,194
    Other receivables, net                                                     89,848             92,725
    Inventories                                                               293,379            308,549
    Other current assets                                                       37,827             32,334
------------------------------------------------------------------------------------------------------------
    Total current assets                                                      876,836            804,325
Restricted cash                                                                39,520             75,030
Net assets of discontinued operations                                              --             46,718
Property, plant and equipment, net                                          1,182,144          1,387,132
Investments and other assets                                                  356,805            301,776
Intangibles, net                                                              168,228            159,258
------------------------------------------------------------------------------------------------------------
    Total assets                                                           $2,623,533         $2,774,239
============================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
    Notes and loans payable                                                  $119,456           $130,040
    Long-term debt due within one year                                         52,877             91,011
    Accounts payable                                                          206,717            232,535
    Accrued liabilities                                                       130,893            120,305
------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                 509,943            573,891
Long-term debt of parent company                                              840,925            840,377
Long-term debt of subsidiaries                                                401,121            524,459
Accrued pension and other employee benefits                                    85,514             74,855
Other liabilities                                                             113,823            115,848
------------------------------------------------------------------------------------------------------------
    Total liabilities                                                       1,951,326          2,129,430
============================================================================================================
Shareholders' equity
    Preferred and preference stock                                            138,369            190,639
    Capital stock, $.33 par value (54,769,140 and
       49,300,881 shares outstanding, respectively)                            18,256             16,434
    Capital surplus                                                           581,019            505,800
    Accumulated deficit                                                       (65,437)           (52,940)
    Minimum pension liability adjustment                                           --            (15,124)
------------------------------------------------------------------------------------------------------------
    Total shareholders' equity                                                672,207            644,809
============================================================================================================
    Total liabilities and shareholders' equity                             $2,623,533         $2,774,239
============================================================================================================






See Notes to Consolidated Financial Statements.

                                                     -11-

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                                            Chiquita Brands International, Inc. and Subsidiary Companies
------------------------------------------------------------------------------------------------------------
                                                                                          Minimum
                                    Preferred                                            pension   Total
                                      and                                    Retained  liability  share-
                                   preference                      Capital   earnings    adjust- holders
                                     stock        Capital stock    surplus  (deficit)      ment   equity
------------------------------------------------------------------------------------------------------------
(In thousands, except share amounts)           Shares  Par value
------------------------------------------------------------------------------------------------------------
Balance at December 31, 1992         $52,270 48,163,560  $16,055  $490,369   $116,193   $(6,925) $667,962
   Capital stock repurchased              --    (30,000)     (10)     (102)      (325)       --      (437)
   Stock options exercised                --     17,120        6       168         --        --       174
   Other shares issued                    --    168,000       55     1,738         --        --     1,793
   Change in minimum pension
    liability adjustment                  --         --       --        --         --   (11,004)  (11,004)
   Net loss                               --         --       --        --    (51,081)       --   (51,081)
   Dividends
     Capital stock                        --         --       --        --    (21,191)       --   (21,191)
     Preference stock                     --    191,673       64     2,067     (4,278)       --    (2,147)
------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993         $52,270 48,510,353  $16,170  $494,240   $ 39,318  $(17,929) $584,069
   Stock options exercised                --    118,133       40     1,325         --        --     1,365
   Series A preferred stock issued   138,369         --       --        --         --        --   138,369
   Other shares issued                    --    358,244      119     6,075         --        --     6,194
   Change in minimum pension
     liability adjustment                 --         --       --        --         --     2,805     2,805
   Net loss                               --         --       --        --    (71,540)       --   (71,540)
   Dividends
     Capital stock                        --         --       --        --     (9,757)       --    (9,757)
     Preferred and preference stock       --    314,151      105     4,160    (10,961)       --    (6,696)
------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994        $190,639 49,300,881  $16,434  $505,800   $(52,940) $(15,124) $644,809
   Stock options exercised                --    331,691      110     3,249         --        --     3,359
   Capital stock issued in exchange
     for Series C preference stock   (52,270) 3,241,546    1,081    51,189         --        --        --
   Other shares issued                    --  1,661,658      553    17,659         --        --    18,212
   Change in minimum pension
     liability adjustment                 --         --       --        --         --    15,124    15,124
   Net income                             --         --       --        --      9,212        --     9,212
   Dividends
     Capital stock                        --         --       --        --    (10,236)       --   (10,236)
     Preferred and preference stock       --    233,364       78     3,122    (11,473)       --    (8,273)
------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995        $138,369 54,769,140  $18,256  $581,019   $(65,437)   $   --  $672,207
============================================================================================================
See Notes to Consolidated Financial Statements.






                                                     -12-

CONSOLIDATED STATEMENT OF CASH FLOW
                                            Chiquita Brands International, Inc. and Subsidiary Companies
------------------------------------------------------------------------------------------------------------
                                                                           Year Ended December 31,
(In thousands                                                       1995           1994           1993
------------------------------------------------------------------------------------------------------------
Cash provided (used) by:
   Operations
      Income (loss) from continuing operations                     $27,969       $(84,311)      $(51,081)
      Depreciation and amortization                                104,581        113,080        109,711
      Gain on sales of transportation assets and other divestitures(32,100)            --             --
      Write-downs of farms and cultivations                             --         24,600             --
      Changes in current assets and liabilities
         Receivables                                                16,194        (19,418)        (7,571)
         Inventories                                                10,054        (14,275)        40,535
         Accounts payable                                          (29,838)        26,083        (16,405)
         Other current assets and liabilities                       (3,643)        19,454        (28,871)
      Other                                                         (2,906)         7,600            895
------------------------------------------------------------------------------------------------------------
                 Cash flow from operations                          90,311         72,813         47,213
------------------------------------------------------------------------------------------------------------
   Investing
      Capital expenditures                                         (64,640)      (136,981)      (196,554)
      Restricted cash deposits                                      35,510        (24,010)       (51,020)
      Long-term investments                                           (814)        (7,717)       (49,466)
      Decrease in marketable securities                                 --             --         25,212
      Proceeds from sales of transportation assets
        and other divestitures                                     166,835         41,705         22,000
      Other                                                         (4,188)        (6,518)        11,828
------------------------------------------------------------------------------------------------------------
                 Cash flow from investing                          132,703       (133,521)      (238,000)
------------------------------------------------------------------------------------------------------------
   Financing
      Debt transactions
         Issuances of long-term debt                               214,171        278,388        151,160
         Repayments of long-term debt                             (361,906)      (369,666)      (132,839)
         Increase (decrease) in notes and loans payable            (10,236)        21,911        (25,621)
      Stock transactions
         Issuance of preferred stock                                    --        138,369             --
         Issuances of capital stock                                  3,413          5,006          1,417
         Dividends                                                 (18,509)       (16,453)       (23,338)
------------------------------------------------------------------------------------------------------------
                 Cash flow from financing                         (173,067)        57,555        (29,221)
------------------------------------------------------------------------------------------------------------
Discontinued Operations                                             21,205         17,450        (16,735)
------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and equivalents                         71,152         14,297       (236,743)
Balance at beginning of year                                       165,523        151,226        387,969
------------------------------------------------------------------------------------------------------------
Balance at end of year                                            $236,675       $165,523       $151,226






=============================================================================================================
See Notes to Consolidated Financial Statements.

                                                     -13-

Notes to Consolidated Financial Statements
Chiquita Brands International, Inc. and Subsidiary Companies

Note 1 -- Summary of Significant Accounting Policies
   American Financial Group, Inc. and its subsidiaries ("AFG") owned approximately 44% of the outstanding capital stock of Chiquita Brands International, Inc. ("Chiquita" or the "Company") as of December 31, 1995.

Consolidation
   The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries, other than the Meat Division which was sold in December 1995 and is accounted
for as a discontinued  operation (see Note 2).   The accompanying
notes  present  amounts  related only  to  continuing operations,
unless   otherwise   indicated.      Intercompany   balances  and
transactions have been eliminated.
   Investments representing minority interests are accounted for by the equity method when Chiquita has the ability to exercise significant influence in the investees' operations; otherwise, they are accounted for at cost. At December 31, 1995 and 1994, investments in food-related companies of $79 million and $66 million, respectively, were accounted for using the equity
method.   The  excess ($16  million) of  the carrying  value over
Chiquita's share of the fair value of the investees' net assets at the date of acquisition is being amortized over periods ranging from 10 to 40 years.

Use of Estimates
   The financial statements have been prepared in conformity  with
generally   accepted   accounting   principles,   which   require
management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes.

Cash and Equivalents
   Cash and equivalents include all unrestricted cash and highly liquid investments with a maturity when purchased of three months or less.

Marketable Securities
   Marketable securities consist of common stock categorized as available-for-sale (see Note 2).

Inventories
   Inventories are valued  at the lower of  cost or market.   Cost
for growing  crops and  certain banana inventories  is determined
principally on the "last-in,  first-out" (LIFO) basis.   Cost for
other inventory categories is determined principally on the "first-in, first-out" (FIFO) or average cost basis.

Intangibles
   Intangibles consist of goodwill and trademarks which are  being
amortized  over 40  years.   Accumulated  amortization was  $39.3
million  and  $34.0  million  at  December  31,  1995  and  1994,
respectively.   The  carrying value  of intangibles  is evaluated
periodically in relation to the operating performance and future cash flows of the underlying businesses.

Income Taxes
   Deferred income taxes are recognized at currently enacted tax rates for temporary differences between the financial reporting
and income tax bases  of assets and liabilities.   Deferred taxes
are not provided on the undistributed earnings of subsidiaries operating outside the U.S. that have been or are intended to be permanently reinvested.

Foreign Exchange
   Chiquita utilizes the U.S. dollar as its functional currency. Net foreign exchange gains, which amounted to approximately $7.2 million, $11.0 million and $7.5 million in 1995, 1994 and 1993, respectively, are included in income.
   The  Company  has   a  long-standing  policy  of   periodically
entering into foreign exchange forward contracts and purchasing foreign currency options to hedge transactions denominated in foreign currencies in order to protect the Company from the risk that the eventual dollar cash flows of the transactions will be
adversely  affected  by changes  in  exchange rates.    Gains and
losses on forward contracts used to hedge firm commitments and on purchased options are deferred and included in the measurement of
the  underlying  transactions.    Gains  and  losses  on  forward
contracts used to hedge other transactions are included in income on a current basis.

Earnings Per Share
   Primary earnings per share is calculated on the basis of the weighted average number of shares of common stock and equivalent
Series C preference stock outstanding during the year, reduced by restricted
                               -14-

shares related to unearned compensation, and increased by the dilutive effect, if any, of assumed conversion of stock options. Fully diluted earnings per share also includes the dilutive effect, if any, of assumed conversion of Series A preferred stock and convertible subordinated debentures.

Note 2 -- Discontinued Operations
   Pursuant to a plan of disposal for all remaining Meat Division operations, the Company completed the sale of a major fresh pork
processing  facility   in  December  1992.     During  1994,  the
Division's specialty meat operations were sold for approximately $53 million in cash resulting in a gain of $10.2 million. In
December 1995, the remaining meat operations were sold to Smithfield Foods, Inc. for approximately $60 million, including $25 million in cash and approximately 1.1 million shares (6%) of
Smithfield s outstanding  common stock.   Smithfield  assumed all
Meat Division  liabilities, including  those  related to  pension obligations.
   Meat  Division   operating  results   included  in   Chiquita s
Consolidated Statement of Income as Discontinued operations are as follows:

------------------------------------------------------------------------------------------------------------
(In thousands)                                                 1995              1994            1993
------------------------------------------------------------------------------------------------------------
Net sales                                                  $1,460,608        $1,455,894      $1,549,712
------------------------------------------------------------------------------------------------------------
Income from operations                                          3,351            25,455              --
Gain on sale                                                      576            10,156              --
Minimum pension liability adjustment                          (15,124)               --              --
------------------------------------------------------------------------------------------------------------
Discontinued operations                                      $(11,197)          $35,611             $--
============================================================================================================

     The  $15.1   million  minimum   pension  liability   adjustment
recognized   in   1995  was   previously   charged   directly  to
shareholders' equity.

Note 3 -- Other Divestitures
   During 1995, the Company completed certain divestitures and took other actions as part of its ongoing program to improve shareholder value. These actions, which included sales of older ships, the sale of the Costa Rican operations of Chiquita's Numar edible oils group, the shut-down of a portion of the Company's juice operations and the reconfiguration of banana production assets, resulted in a net gain of $19 million. Cash proceeds
aggregated  $167 million.   Additional  proceeds of  $50 million,
consisting of secured notes, are collectible over the next five years.

Note 4 -- Inventories
    Inventories consist of the following:
------------------------------------------------------------------------------------------------------------
                                                                                        December 31,
(In thousands)                                                                    1995             1994
------------------------------------------------------------------------------------------------------------
Bananas and other fresh produce                                                 $39,920          $42,444
Other food products                                                              64,528           68,713
Growing crops                                                                   120,178          115,177
Materials and supplies                                                           56,925           68,062
Other                                                                            11,828           14,153
------------------------------------------------------------------------------------------------------------
                                                                               $293,379         $308,549
============================================================================================================

     The carrying value of inventories valued by the LIFO method was $128 million at December 31, 1995 and $126 million at December 31, 1994. If inventories were stated at current costs, total inventory values would have been approximately $28 million and $30 million higher than reported at December 31, 1995 and 1994, respectively.

Note 5 -- Property, Plant and Equipment, Net
    Property, plant and equipment consist of the following:
------------------------------------------------------------------------------------------------------------
                                                             December 31,                  Depreciable
(In thousands)                                       1995                  1994           Lives (Years)
------------------------------------------------------------------------------------------------------------
Land                                                 $88,963             $107,579
Buildings and improvements                           190,980              205,735             7 to 40
Machinery and equipment                              387,376              399,437             3 to 30
Ships and containers                                 662,967              796,906             5 to 20
Cultivations                                         291,326              317,233             3 to 30
Other                                                 71,517               78,352             3 to 40
------------------------------------------------------------------------------------------------------------
                                                   1,693,129            1,905,242
Accumulated depreciation                            (510,985)            (518,110)
------------------------------------------------------------------------------------------------------------
                                                  $1,182,144            $1,387,132
============================================================================================================

                                                     -15-

     Property, plant and equipment are stated at cost and, except for land and certain improvements, are depreciated on a straight-line basis over their estimated useful lives. The Company capitalized interest costs of $1 million in 1995, $4 million in 1994 and $8 million in 1993.

   In March 1995, the Financial Accounting Standards Board  (FASB)
issued  Statement  of Financial  Accounting  Standards  No.   121
 Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of effective for 1996. Although the new rule is under study, the Company does not expect it to have a material effect on its financial statements.

Note 6 -- Leases
Total rental expense consists of the following:
------------------------------------------------------------------------------------------------------------
(In thousands)                                                   1995            1994             1993
------------------------------------------------------------------------------------------------------------
Gross rentals  - ships and containers                          $94,829         $101,207         $142,969
               -  other                                         35,562           34,084           32,528
------------------------------------------------------------------------------------------------------------
                                                               130,391          135,291          175,497
Less sublease rentals                                          (17,310)          (4,740)          (7,189)
------------------------------------------------------------------------------------------------------------
                                                              $113,081         $130,551         $168,308
=============================================================================================================

     Future minimum rental payments required under operating leases having initial or remaining non-cancelable lease terms in excess of one year at December 31, 1995 are as follows:

------------------------------------------------------------------------------------------------------------
                                                                                  Gross Rentals
------------------------------------------------------------------------------------------------------------
(In thousands)                                             Ships and containers    Other          Total
------------------------------------------------------------------------------------------------------------
    1996                                                           $46,698        $20,607        $67,305
    1997                                                            27,258         18,574         45,832
    1998                                                            26,932         13,917         40,849
    1999                                                            30,191          9,658         39,849
    2000                                                            25,174          4,164         29,338
    Later years                                                     51,124          6,009         57,133
=============================================================================================================

     Portions of the minimum rental payments for ships constitute reimbursement for ship operating costs paid for by the lessor. Aggregate future minimum rental payments to be received from non-cancelable subleases at December 31, 1995, principally for office space and ships, are $37 million.

Note 7 -- Debt
    Long-term debt consists of the following:
------------------------------------------------------------------------------------------------------------
(In thousands)                                                                          December 31,
Parent Company                                                                     1995           1994
------------------------------------------------------------------------------------------------------------
9 1/8% senior notes, due 2004                                                    $175,000       $175,000
9 5/8% senior notes, due 2004, less unamortized discount
    of $2,439 and $2,632 (imputed interest rate of 9.8%)                          247,561        247,368
7% subordinated debentures, due 2001, convertible
    into capital stock at $43 per share                                           138,000        138,000
10 1/2% subordinated debentures, due 2004, less unamortized
    discount of $5,464 and $5,839 (imputed interest rate of 12.1%)                 60,355         59,980
11 1/2% subordinated notes, due 2001                                              220,000        220,000
Other notes and loans                                                                  28             47
Less current maturities                                                               (19)           (18)
------------------------------------------------------------------------------------------------------------
Long-term debt of parent company                                                 $840,925       $840,377
============================================================================================================
Subsidiary Companies
------------------------------------------------------------------------------------------------------------
Loans payable secured by ships and containers, due in
    installments from 1996 to 2009, bearing interest at
    effective rates averaging 8.6% (8.8% at December 31, 1994)                   $295,074       $368,146
Caribbean Basin Projects Financing Authority (CBI Industrial
    Revenue Bonds 1993 Series A) loan, due 1998, bearing
    interest at a variable rate of 4.8% (4.4% at December 31, 1994)                38,000         38,000
Overseas Private Investment Corporation loans, due in installments
    through 2002, bearing interest at rates averaging 9%                           15,621         17,774
Loans and notes payable in foreign currencies maturing through 2008,
    bearing interest at rates averaging 19% (22% at December 31, 1994)             34,076         50,846
Other loans and notes payable maturing through 2012,
    bearing interest at rates averaging 9%                                         71,208        140,686
Less current maturities                                                           (52,858)       (90,993)
------------------------------------------------------------------------------------------------------------
Long-term debt of subsidiaries                                                   $401,121       $524,459
============================================================================================================

   Certain of the subordinated debentures have sinking fund requirements and are callable at the Company's option at prices ranging from par to premiums of 1.9% to 5.7% over par at various
dates through 1998.   Certain  of the  Company's debt  agreements
contain restrictions  on  the  payment  of cash  dividends.    At
December 31, 1995, approximately $160 million was available for dividend payments under the most restrictive of these agreements.
   During the second quarter of 1995, the Company replaced $153 million of ship loans with loans having
                               -16-

longer  maturities  totaling   $187  million   resulting  in   an
extraordinary  loss of $4.7 million.   In 1995,  the Company sold
and leased back $40 million of container equipment and used $27 million of the sale proceeds to prepay related debt, resulting in an extraordinary loss of $2.9 million.
   In February 1994, the Company issued $175 million principal amount of 9 1/8% senior notes due 2004. The proceeds from this issuance, together with the proceeds from the sale of preferred stock (see Note 11), were used to redeem or repay higher rate
subordinated and subsidiary debt.   These prepayments resulted in
an extraordinary loss of $22.8 million consisting principally of write-offs of unamortized discounts and $5 million of call premiums.
   At December 31, 1995, $68 million of the carrying amount of loans secured by ships and containers had interest rates fixed at an average of 8% by the terms of the loans or by the operation of
interest  rate  swap  agreements  (see  Note  8).    The  overall
effective interest rate on ship and container loans includes the amortization of deferred hedging gains and losses from interest
rate futures contracts.   No such  contracts were outstanding  at
December 31, 1995 or 1994.
   Cash   payments  relating  to   interest  expense  were  $156.0
million, $158.7 million and $159.4 million in 1995, 1994 and 1993, respectively.
   Maturities and sinking fund requirements on long-term debt during the next five years, after application of previously reacquired debentures to meet sinking fund requirements, are:

------------------------------------------------------------------------------------------------------------
                                                                 Parent        Subsidiary
(In thousands)                                                   Company        Companies         Total
------------------------------------------------------------------------------------------------------------
    1996                                                           $19           $52,858         $52,877
    1997                                                             9            61,000          61,009
    1998                                                            --            96,872          96,872
    1999                                                            --            35,671          35,671
    2000                                                            --            37,176          37,176
============================================================================================================

   The Company maintains lines of credit with various domestic and foreign banks for borrowing funds on a short-term basis and has short-term working capital loans with domestic and foreign
banks.   At December 31, 1995, the weighted average interest rate
for all short-term notes and loans payable was 10.6% (11.7% at December 31, 1994).

Note 8 -- Hedging Transactions
   At December 31, 1995, the Company had foreign exchange forward contracts to ensure conversion of approximately $20 million of foreign sales commitments for 1996 at an average exchange rate of
1.36  Deutsche marks per  U.S. dollar.   The fair value  of these
contracts, based on quoted market prices, was not significant. The Company also had option contracts which ensure conversion through 1996 of approximately $70 million of foreign sales at a rate not higher than 1.44 Deutsche marks per U.S. dollar and approximately $230 million of foreign sales at a rate not higher than 1.45 Deutsche marks per U.S. dollar or lower than 1.32
Deutsche  marks per  U.S. dollar.   The  carrying value  of these
option contracts, and the fair value based on quoted market prices, was not significant.
   Chiquita has interest rate swap agreements to fix the rate of interest on approximately $49 million of its variable rate ship and container loans maturing between 1998 and 2001. The Company has entered into currency and interest rate swap agreements which
have  the  effect  of  converting   $54  million  of  ship  loans
denominated in pounds sterling into U.S. dollar loans with variable interest rates that become fixed at 7.7% beginning in 1997. The Company s swap agreements have maturities ranging from 1998 to 2005.
   The carrying values and estimated fair values of the Company's debt and associated swap agreements are summarized below:

------------------------------------------------------------------------------------------------------------
                                                                       December 31,
                                                      1995                             1994
------------------------------------------------------------------------------------------------------------
                                           Carrying          Estimated        Carrying        Estimated
(In thousands)                              value           fair value          value        fair value
------------------------------------------------------------------------------------------------------------
Debt                                      $1,414,379        $1,442,900       $1,585,887       $1,531,400
Interest rate swap agreements                     --             3,100               --             (300)
Foreign currency swap
  agreements                                      --            (3,000)              --              400
------------------------------------------------------------------------------------------------------------
                                          $1,414,379        $1,443,000       $1,585,887       $1,531,500
============================================================================================================

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

Note 9 -- Pension and Severance Benefits
   The Company and its subsidiaries have several defined benefit and contribution pension plans covering approximately 5,000 domestic and foreign employees. Approximately 31,000 employees are covered by Central and South American severance plans. Pension plans covering eligible salaried employees and Central and South American severance plans for all employees call for benefits to be based upon years of service and compensation rates.

   Pension and severance expense consists of the following:
------------------------------------------------------------------------------------------------------------
(In thousands)                                                       1995            1994           1993
------------------------------------------------------------------------------------------------------------
Defined benefit and severance plans:
    Service cost -- benefits earned
      during the period                                             $5,664         $5,383         $5,885
    Interest cost on projected benefit obligation                    8,622          8,412          8,423
    Actual return on plan assets                                    (2,505)          (623)        (2,215)
    Net amortization and deferral                                    1,441         (1,181)          (521)
------------------------------------------------------------------------------------------------------------
                                                                    13,222         11,991         11,572
Defined contribution plans                                           3,458          3,648          3,669
------------------------------------------------------------------------------------------------------------
    Total pension and severance expense                            $16,680        $15,639        $15,241
=============================================================================================================

     The  projected   benefit  obligations   were  determined  using
assumed discount rates of approximately 9 1/4% in 1995 and 1994 for unfunded Central and South American pension and severance benefits and approximately 7 3/4% in 1995 and 7% in 1994 for all
other plan benefits.   The assumed long-term rate of compensation
increase was between 5% and 6% in 1995 and 1994 and the assumed long-term rate of return on plan assets was approximately 9% in 1995 and 1994.
   Pensions are funded in accordance with the requirements of the Employee Retirement Income Security Act or equivalent foreign
regulations.   Plan assets  consist primarily of  corporate debt,
U.S. government and agency obligations and collective trust funds. In accordance with local regulations, severance benefits in Central and South America are generally not funded until benefits are paid.

   The funded status of the Company's domestic and foreign defined benefit pension and severance plans is as follows:

------------------------------------------------------------------------------------------------------------
                                                      Plans for which                   Plans for which
                                                       Assets Exceed                  Accumulated Benefits
                                                     Accumulated Benefits                 Exceed Assets
                                                       at December 31,                   at December 31,
------------------------------------------------------------------------------------------------------------
(In thousands)                                      1995           1994             1995           1994
------------------------------------------------------------------------------------------------------------
Plan assets at fair market value                   $6,723        $15,193          $16,836        $22,587
------------------------------------------------------------------------------------------------------------
Present value of benefit obligations:
    Vested                                          4,933         13,875           74,720         67,056
    Nonvested                                          56             37              965          4,182
------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation                      4,989         13,912           75,685         71,238
Additional amounts related to
  projected pay increases                           2,094            854           19,286         18,333
------------------------------------------------------------------------------------------------------------
Projected benefit obligation                        7,083         14,766           94,971         89,571
------------------------------------------------------------------------------------------------------------
Projected benefit obligation less than
  (in excess of) plan assets                         (360)           427          (78,135)       (66,984)
Projected benefit obligation not yet
  recognized in the balance sheet:
      Net actuarial (gain) loss                       690           (414)          18,661          9,705
      Prior service cost                              224             --            3,262          2,333
      Obligation (asset) at transition,
          net of amortization                         (39)           (45)           5,109          6,295
Adjustment required to recognize
  minimum liability                                    --             --           (7,746)            --
------------------------------------------------------------------------------------------------------------
Net balance sheet asset (liability)                  $515           $(32)        $(58,849)*     $(48,651)*
=============================================================================================================

*Includes $56 million in 1995 and $47 million in 1994 relating to foreign pension and severance plans that are not required to be funded until benefits are paid.
                               -18-

 The adjustment required to recognize the minimum pension liability is based on the excess of the accumulated benefit obligation over the fair market value of assets of Central and South American severance plans. This adjustment is offset by recording an intangible asset.

Note 10 -- Stock Options
 Under its non-qualified 1986 Stock Option and Incentive Plan, the Company may grant up to an aggregate of 15,000,000 shares of capital stock in the form of stock options, stock appreciation rights and stock awards. Under this plan, options have been granted to directors, officers and other key employees to purchase shares of the Company's capital stock at the fair market value at the date of grant. The options may be exercised over a period not in excess of 20 years.

------------------------------------------------------------------------------------------------------------
                                                    1995                              1994
                                                           Option                             Option
                                          Shares            Price            Shares            Price
------------------------------------------------------------------------------------------------------------
Under option at beginning
    of year                              5,213,758      $5.75 - 34.44       5,451,768      $5.75 - 47.75

Options granted                          1,764,460      12.31 - 15.88         287,165      11.44 - 17.06

Options exercised                         (331,691)      5.75 - 16.38        (118,133                   )8.67 - 16.38

Options canceled or expired               (653,555)     10.31 - 34.44        (407,042                   )8.67 - 47.75
------------------------------------------------------------------------------------------------------------
Under option at end of year              5,992,972      $8.67 - 34.44       5,213,758      $5.75 - 34.44
------------------------------------------------------------------------------------------------------------
Options exercisable at end of year       2,439,015                          2,234,823
------------------------------------------------------------------------------------------------------------
Shares available for future grant        6,365,296                          7,968,754
------------------------------------------------------------------------------------------------------------

     Stock options for 17,120 shares were exercised during 1993 at prices ranging from $8.67 to $16.13 per share.
   In  October  1995,  the  FASB  issued  Statement  of  Financial
Accounting   Standards  No.   123  "Accounting   for  Stock-Based
Compensation" ("SFAS No. 123") effective for 1996. The Company intends to continue to use its current method of accounting for
stock-based  compensation,  as   permitted  by   SFAS  No.   123.
Therefore, the new rule will have no effect on the Company's financial statements.

Note 11 -- Shareholders' Equity
   At December  31, 1995, there were 150 million authorized shares
of  capital  stock.   Of the  shares  authorized but  unissued at
December 31, 1995, 14.8 million shares were reserved for issuance under stock option and employee benefit plans, 3.2 million shares were reserved for conversion of subordinated debentures, and 7.6 million shares were reserved for conversion of preferred stock at
the holders   option.   In addition, Chiquita  has reserved  21.1
million shares for the maximum additional number of shares potentially issuable upon conversion of preferred stock at the Company's option after February 2001.

   During the fourth quarter of 1995, Chiquita issued 725,000 shares of capital stock in repayment of $11.2 million of subsidiary debt.
   In February 1994, the Company sold 2,875,000 shares of $2.875 Non-Voting Cumulative Preferred Stock, Series A, par value $1.00 per share (the "Series A Shares") for aggregate net proceeds of $138 million. Each Series A Share has a liquidation preference of $50.00 per share and is entitled to an annual cash dividend of $2.875 per share. Each Series A Share is convertible into 2.6316 shares of capital stock at the holder's option or, in certain circumstances beginning in February 1997, at the Company s option. After February 2001, the Company may convert each Series A Share into a number of capital shares (not exceeding 10 shares)
having  a total  market value  of $50.00.   Holders  of  Series A
Shares have the right to elect additional directors in addition to the directors ordinarily elected by holders of capital stock in certain circumstances where the Company fails to pay quarterly dividends on the preferred stock. The Board of Directors has the authority to fix the terms of 7,125,000 additional shares of Non-Voting Cumulative Preferred Stock.
   The Company has four million authorized shares of Cumulative Preference Stock, one million of which were designated as Series
C  Shares.    In  1995,  all  outstanding  shares of  Mandatorily
Exchangeable Cumulative Preference Stock, Series C were converted into capital stock.

Note 12 - Income Taxes
    Income taxes consist of the following:
------------------------------------------------------------------------------------------------------------
                                                            United States
(In thousands)                                          Federal      State          Foreign       Total
------------------------------------------------------------------------------------------------------------
1995
Current tax expense                                     $1,218      $1,011          $12,657      $14,886
Deferred tax benefit                                        --          --             (986)        (986)
------------------------------------------------------------------------------------------------------------
                                                        $1,218      $1,011          $11,671      $13,900
============================================================================================================
1994
Current tax expense                                        $--      $1,024          $11,566      $12,590
Deferred tax expense                                        --          --              910          910
------------------------------------------------------------------------------------------------------------
                                                           $--      $1,024          $12,476      $13,500
============================================================================================================
1993
Current tax expense                                        $--      $1,944          $13,247      $15,191
Deferred tax benefit                                        --          --           (3,191)      (3,191)
------------------------------------------------------------------------------------------------------------
                                                           $--      $1,944          $10,056      $12,000
============================================================================================================

    Income (loss) from continuing operations before income taxes consists of the following:
------------------------------------------------------------------------------------------------------------
(In thousands)
Subject to tax in:                                               1995            1994              1993
------------------------------------------------------------------------------------------------------------
United States                                                 $(17,735)       $(111,776)        $(94,314)
Foreign jurisdictions                                           59,604           40,965           55,233
------------------------------------------------------------------------------------------------------------
                                                              $ 41,869        $ (70,811)        $(39,081)
============================================================================================================

    Income tax  expense  differs from  income  taxes  computed at  the  U.S. federal  statutory rate  for  the following reasons:
------------------------------------------------------------------------------------------------------------
(In thousands)                                                  1995              1994             1993
------------------------------------------------------------------------------------------------------------
Income tax expense (benefit) computed at U.S.
    federal statutory rate                                     $14,654         $(24,784)        $(13,678)
U.S. alternative minimum tax, net of credit                        821               --               --
State income taxes, net of federal benefit                         657              666            1,264
U.S. losses for which no tax benefit has
    been recognized                                                 --           34,012           19,694
Foreign losses for which no tax benefit has
    been recognized                                             21,563           19,406           13,166
Taxes on foreign operations at other than
    U.S. rates                                                 (10,968)         (19,914)         (12,005)
Use of U.S. net operating loss carryforwards                   (11,959)              --               --
Other                                                             (868)           4,114            3,559
------------------------------------------------------------------------------------------------------------
Income tax expense                                             $13,900         $ 13,500         $ 12,000
============================================================================================================

    The components of deferred income  taxes included on the balance sheet  at December 31, 1995 and 1994  are as follows:
------------------------------------------------------------------------------------------------------------
(In thousands)                                                                 1995              1994
------------------------------------------------------------------------------------------------------------
Deferred tax benefits
    Employee benefits                                                         $24,003          $23,194
    Accrued expenses                                                           27,291           23,626
    Discontinued operations                                                        --           21,430
    Other                                                                      16,932           15,832
------------------------------------------------------------------------------------------------------------
                                                                               68,226           84,082
    Valuation allowance                                                        (2,600)         (14,442)
------------------------------------------------------------------------------------------------------------
                                                                               65,626           69,640
------------------------------------------------------------------------------------------------------------
Deferred tax liabilities
    Depreciation and amortization                                             (22,837)         (22,016)
    Growing crops                                                             (20,968)         (20,968)
    Long-term debt                                                            (11,583)         (16,072)
    Other                                                                     (11,344)         (14,032)
------------------------------------------------------------------------------------------------------------
                                                                              (66,732)         (73,088)
------------------------------------------------------------------------------------------------------------
            Net deferred tax liability                                       $ (1,106)        $ (3,448)
=============================================================================================================

     Net deferred taxes do not reflect the benefit that would be available to the Company from the use of its U.S. operating loss carryforwards of $180 million, capital loss carryforwards of $37 million, alternative minimum tax credits of $6 million and
foreign tax credit  carryforwards of $21 million.   The operating
loss carryforwards  expire  in 2008  and 2009,  the capital  loss
carryforwards  expire   in  2000  and  the   foreign  tax  credit
carryforwards  expire  between  now   and  1999.    Undistributed
earnings of foreign subsidiaries which have been, or are intended to be, permanently reinvested in operating assets, if remitted, are expected to result in little or no tax by operation of relevant statutes and the carryforward attributes described above.
   Cash payments for income taxes, net of refunds, were $14.4 million in 1995, $12.1 million in 1994 and $17.0 million in 1993.

Note 13 -- Geographic Area Information
   The  Company   is  one  of   the  world's  leading   marketers,
processors and producers of  quality food products. The Company's
products  are  sold  throughout   the  world  and  its  principal
production and processing
operations are conducted in Central, South and North America. With the sale of its remaining Meat Division operations in December 1995, the Company s continuing operations constitute a single business segment.
   Chiquita's earnings are heavily dependent upon products grown and purchased in Central and South America. These activities, a significant factor in the economies of the countries where Chiquita produces bananas and related products, are subject to the risks that are inherent in operating in such foreign countries, including government regulation, currency restrictions and other restraints, risk of expropriation and burdensome taxes. Certain of these operations are substantially dependent upon leases and other agreements with these governments.
   The Company is also subject to a variety of governmental regulations in certain countries where it markets bananas, including import quotas and tariffs, currency exchange controls and taxes.

INFORMATION BY GEOGRAPHIC AREA
------------------------------------------------------------------------------------------------------------
(In thousands)                                                 1995            1994              1993
------------------------------------------------------------------------------------------------------------
Net sales to unaffiliated customers
    North America                                           $1,261,422       $1,224,114       $1,238,678
    Central and South America                                  177,419          179,726          184,060
    Europe and other international                           1,127,151        1,101,986        1,110,187
------------------------------------------------------------------------------------------------------------
Consolidated net sales                                      $2,565,992       $2,505,826       $2,532,925
------------------------------------------------------------------------------------------------------------
Operating income
    North America                                              $31,203          $(8,370)         $20,469
    Central and South America                                   64,891           19,071           17,607
    Europe and other international                              93,102           73,746           78,691
    Unallocated expenses                                       (13,426)         (13,262)         (12,919)
------------------------------------------------------------------------------------------------------------
Consolidated operating income                                 $175,770          $71,185         $103,848
------------------------------------------------------------------------------------------------------------
Identifiable assets
    North America                                             $439,385         $493,079         $509,760
    Central and South America                                  835,851          864,232          912,321
    Europe and other international                             409,677          385,241          339,374
    Shipping operations                                        575,761          671,756          656,816
    Corporate assets                                           362,859          359,931          304,553
------------------------------------------------------------------------------------------------------------
Consolidated assets                                         $2,623,533       $2,774,239       $2,722,824
------------------------------------------------------------------------------------------------------------

     Net sales in the preceding table excludes intercompany sales of bananas from Central and South America to different geographic
areas.   These sales, which  are eliminated in  consolidation and
are  measured  at  cost  under  the  method   used  for  internal
management  financial reporting purposes, were approximately $500
million in  each  of the  last  three  years.   Banana  sales  to
unaffiliated customers in Central and South America and other intergeographic sales are not significant.
   In 1995, divestitures of certain operations and other actions (see Note 3) had the effect of increasing (decreasing) operating
income by  geographic  area  as follows:    North  America,  $(9)
million;  Central and  South America,  $37 million;   Europe  and
other  international, $(9)  million.   Operating income  for 1994
includes   charges  and  losses  totaling  $67 million  primarily
resulting   from   farm  closings   and  write-downs   of  banana
cultivations in Honduras and the substantial reduction of the Company's Japanese "green" banana trading operations as follows:
North America, $(27) million; Europe and other international, $(40) million.

   For purposes of reporting identifiable assets by geographic area, cash and equivalents, marketable securities, restricted cash, trademarks and the net assets of discontinued operations are included in corporate assets. Minority equity investments are included in the geographic area where their operations are located.

Note 14 -- Litigation
   A number of legal actions are pending against the Company. Based on information currently available to the Company and advice of counsel, management does not believe such litigation will, individually or in the aggregate, have a material adverse effect on the financial statements of the Company.
                               -21-

Note 15 -- Quarterly Financial Data (Unaudited)
   The following quarterly financial data are unaudited, but in the opinion of management include all necessary adjustments for a fair presentation of the interim results, which are subject to significant seasonal variations.

------------------------------------------------------------------------------------------------------------
1995
------------------------------------------------------------------------------------------------------------
(In thousands, except per
    share amounts)                           March 31          June 30         Sept. 30          Dec. 31
------------------------------------------------------------------------------------------------------------
Net sales                                    $674,269         $727,519         $569,005         $595,199
Cost of sales                                (495,995)        (547,336)        (437,884)        (476,848)
Operating income                               76,220           70,164           25,341            4,045
Income (loss) from continuing operations       33,599           32,095           (8,278)         (29,447)
Discontinued operations                         4,029            2,035           (2,713)         (14,548)
Income (loss) before extraordinary item        37,628           34,130          (10,991)         (43,995)
Extraordinary loss from debt refinancing           --           (4,713)              --           (2,847)
Net income (loss)                              37,628           29,417          (10,991)         (46,842)
Fully diluted earnings (loss) per share
    - Continuing operations                       .55              .52             (.19)            (.58)
    - Discontinued operations                     .07              .03             (.05)            (.27)
    - Extraordinary item                           --             (.07)              --             (.06)
    - Net income (loss)                           .62              .48             (.24)            (.91)
Dividends per common share                        .05              .05              .05              .05
Capital stock market price
    High                                        14.50            14.00            17.25            18.00
    Low                                         12.25            12.63            13.63            13.38
=============================================================================================================

1994
------------------------------------------------------------------------------------------------------------
(In thousands, except per
    share amounts)                           March 31          June 30         Sept. 30          Dec. 31
------------------------------------------------------------------------------------------------------------
Net sales                                    $672,468         $660,710         $564,314         $608,334
Cost of sales                                (488,395)        (477,319)        (502,150)        (528,315)
Operating income (loss)                        81,183           70,133          (44,891)         (35,240)
Income (loss) from continuing operations       35,534           30,945          (80,652)         (70,138)
Discontinued operations                            --               --               --           35,611
Extraordinary loss from debt refinancing      (22,840)              --            --               --
Net income (loss)                              12,694           30,945          (80,652)         (34,527)
Fully diluted earnings (loss) per share
    - Continuing operations                       .62              .51            (1.59)           (1.38)
    - Discontinued operations                      --               --               --              .68
    - Extraordinary item                         (.40)              --               --               --
    - Net income (loss)                           .22              .51            (1.59)            (.70)
Dividends per common share                        .05              .05              .05              .05
Capital stock market price
    High                                        19.25            17.63            17.00            16.50
    Low                                         11.25            12.13            12.13            12.38
=============================================================================================================

     Operating income for the quarter ended September 30, 1995 includes a net gain of $5.8 million resulting primarily from the sale of older ships. For the quarter ended December 31, 1995, results include net gains of $13.5 million primarily resulting from divestitures of operations and other actions taken as part of the Company s ongoing program to improve shareholder value. The operating loss for the quarter ended September 30, 1994 includes charges and losses totaling $57.2 million primarily
resulting   from  farm   closings  and   write-downs  of   banana
cultivations  in Honduras  and the  substantial reduction  of the
Company's Japanese  "green" banana  trading operations.   For the
quarter ended December 31, 1994, results include $10.3 million of charges and losses primarily resulting from write-downs of ships
held for sale  and losses from the  scale-back of   the Company's
Japanese "green" banana trading operations.
   A separate computation of earnings per  share is made for  each
quarter presented.   The  dilutive effect  on earnings  per share
resulting from the assumed conversions of preferred stock and convertible debt and exercise of stock options and warrants is included in each quarter in which dilution occurs. The earnings
per  share  computation  for  the   year  is  a  separate  annual
calculation. Accordingly, the sum of the quarterly earnings per share amounts will not necessarily equal the earnings per share for the year.

Investor Information
                                                                           Chiquita Brands International, Inc.
------------------------------------------------------------------------------------------------------------
Stock Exchange Listings                            Trustees and Transfer Agents -
New York, Boston & Pacific                           Debentures/Notes

Stock Symbol                                       7% Convertible Subordinated Debentures due
CQB                                                    March 28, 2001
                                                     Trustee -
Shareholders of Record                                 Chemical Bank
At March 1, 1996, there were 6,535                     450 West 33rd Street
common shareholders of record.                         New York, New York    10001

Transfer Agent and Registrar -                       Transfer, Paying and Conversion Agents -
  Capital Stock and $2.875 Non-Voting                  Chemical Bank - London, England
  Cumulative Preferred Stock Series A                  Banque Paribas Luxembourg - Luxembourg
Chiquita Brands International, Inc.                    Banque Bruxelles Lambert S.A.-Brussels, Belgium
c/o Securities Transfer Company                        Bank Leu, Ltd.-Zurich, Switzerland
One East Fourth Street
Cincinnati, Ohio 45202                             9 1/8% Senior Notes due March 1, 2004*
(513) 579-2414                                     9 5/8% Senior Notes due January 15, 2004*
(800) 368-3417                                       Trustee -
                                                       The Fifth Third Bank
Dividend Reinvestment                                  38 Fountain Square Plaza
Shareholders who hold at least 100 common              Cincinnati, OH   45263
shares may increase their investment in
Chiquita shares through the Dividend               10 1/2% Subordinated Debentures due August 1, 2004*
Reinvestment Plan without payment of any           11 1/2% Subordinated Notes due June 1, 2001*
brokerage commission or service charge.              Trustee-
Full details concerning the Plan may be                Star Bank, N.A.
obtained from Corporate Affairs or the                 425 Walnut Street
Transfer Agennt.                                       Cincinnati, Ohio 45202

Annual Meeting                                       *Chiquita Brands International, Inc., c/o Securities
May 8, 1996                                            Transfer Company, is transfer agent for these Notes
10 a.m. Eastern Daylight Time                          and Debentures
Omni Netherland Plaza
35 West Fifth Street
Cincinnati, Ohio 45202

Investor Inquiries
For other questions concerning your
investment in Chiquita, contact Vice
President, Corporate Affairs at (513)
784-6366.
