Form 10-K, Exhibit 13
period 1996-12-31
CHIQUITA BRANDS INTERNATIONAL INC
filed 1997-03-28
CIK 101063

EXHIBIT 13
Report of Ernst & Young LLP, Independent Auditors


The Board of Directors and Shareholders of
Chiquita Brands International, Inc.


     We have audited the accompanying consolidated balance sheets of Chiquita Brands International, Inc. and subsidiary companies as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flow for each of the three years in the period ended December 31, 1996. These financial statements, appearing on pages 31 through 50, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chiquita Brands International, Inc. and subsidiary companies at December 31, 1996 and 1995 and the consolidated results of their operations and their cash flow for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

/s/Ernst & Young LLP

Cincinnati, Ohio
February 19, 1997

SELECTED FINANCIAL DATA
                                            Chiquita Brands International, Inc. and Subsidiary Companies
--------------------------------------------------------------------------------------------------------
(In thousands, except
per share amounts)                        1996          1995         1994           1993          1992
---------------------------------------------------------------------------------------------------------
FINANCIAL CONDITION
Working capital                         $379,977      $366,893     $230,434       $266,793      $482,338
Capital expenditures                      74,641        64,640      136,981        196,554       472,273
Total assets                           2,466,934     2,623,533    2,774,239      2,722,824     2,873,699
Capitalization
  Short-term debt                        135,089       172,333      221,051        192,207       229,286
  Long-term debt                       1,079,251     1,242,046    1,364,836      1,438,378     1,411,319
  Shareholders' equity                   724,253       672,207      644,809        584,069       667,962
==========================================================================================================
OPERATIONS
Net sales                             $2,435,248    $2,565,992   $2,505,826     $2,532,925    $2,723,250
Operating income (loss)*                  84,336       175,770       71,185        103,848       (96,588)
Income (loss) from
  continuing operations                  (27,728)       27,969      (84,311)       (51,081)     (221,708)
Discontinued operations                       --       (11,197)      35,611             --       (62,332)
Extraordinary loss from
  debt refinancing                       (22,838)       (7,560)     (22,840)            --            --
Net income (loss)*                       (50,566)        9,212      (71,540)       (51,081)     (284,040)
==========================================================================================================
SHARE DATA
Shares used to calculate earnings
  (loss) per common share                 55,167        53,761       52,033         51,427        51,804

Primary and fully diluted
  earnings (loss) per common share:
     - Continuing operations               $(.72)         $.37       $(1.76)         $(.99)       $(4.28)
     - Discontinued operations                --          (.21)         .69             --         (1.20)
     - Extraordinary item                   (.41)         (.14)        (.44)            --            --
     - Net income (loss)                   (1.13)          .02        (1.51)          (.99)        (5.48)

Dividends per common share                   .20           .20          .20            .44           .66

Market price per common share:
  High                                     16.38         18.00        19.25          17.50         40.13
  Low                                      11.50         12.25        11.25          10.13         15.75
  End of year                              12.75         13.75        13.63          11.50         17.25
==============================================================================================================
*See "Management's Analysis of Operations and Financial Condition" and Notes to Consolidated Financial
Statements for a discussion of significant items included in operating income in 1996, 1995 and 1994.

Management's Analysis of Operations and Financial Condition
Chiquita Brands International, Inc. and Subsidiary Companies

Operations
----------------------------
   Sales of approximately $2.4 billion in 1996 were $131 million lower than the prior year primarily as a result of the December 1995 sale of the Costa Rican operations of Chiquita's Numar edible oils group ("Numar Costa Rica").
   Operating income for the year was $84 million compared to $176 million in 1995 and $71 million in 1994. Operating income includes:
   - in 1996, write-downs and costs of $70 million resulting from industry-wide flooding in Costa Rica, Guatemala and Honduras; certain strategic undertakings designed to achieve further long-term reductions in the delivered product cost of Chiquita bananas through the modification of distribution logistics and the wind-down of particular production facilities; and certain claims relating to prior European Union ("EU") quota restructuring actions.
   - in 1995, a net gain of $19 million primarily resulting from divestitures of operations and other actions taken as part of the Company's ongoing program to improve shareholder value. These divestitures and other actions included sales of older ships, the sale of Numar Costa Rica, the shut-down of a portion of the Company's juice operations and the reconfiguration of banana production assets.
   - in 1994, charges and losses of $67 million resulting primarily from farm closings and write-downs of banana cultivations following a strike in Honduras, and the substantial reduction of the Company's Japanese "green" banana trading operations.
   Excluding the effect of the items described above, operating income from remaining core operations improved in 1996 primarily as a result of lower delivered product costs for bananas. This improvement in core operating results substantially offset the elimination of earnings from the divested Numar Costa Rica operations. The benefit of increased North American banana volume was offset by lower European volume and a lower average worldwide price.
   In early 1997, average prices and costs for bananas have exceeded early 1996 levels, primarily as a result of supply reductions caused by late 1996 industry-wide flooding in Guatemala and Honduras.
   Operating income for 1995 increased over 1994 primarily due to the items described above as well as higher banana prices outside the EU, the favorable effect of changes in foreign exchange rates on European sales and earnings improvements from other food products. These favorable effects were partially offset by higher banana operating costs resulting from the implementation of the banana Framework Agreement between the EU, Colombia and Costa Rica, higher paper costs, and lower EU banana prices late in 1995. These lower EU prices were brought about by the over issuance of special import licenses to European-based banana companies as relief for hurricane damage sustained in the Caribbean.
   Net interest expense decreased by $33 million in 1996 and $9 million in 1995 primarily as a result of refinancing and debt reduction activities. Net income (loss) includes extraordinary charges of $23 million in 1996, $8 million in 1995 and $23 million in 1994 resulting from these activities.
   Income taxes consist principally of foreign income taxes currently paid or payable. No tax benefit was recorded for unrealized U.S. net operating loss carryforwards or other available tax credits.

International Operations
----------------------------
   Chiquita's products are distributed in more than 40 countries. Its international sales are made primarily in U.S. dollars and major European currencies. The Company manages currency exchange risks from sales originating in currencies other than the dollar generally by exchanging local currencies for dollars immediately upon receipt, and by engaging from time to time in various hedging activities. Debt denominated in currencies of countries other than the U.S. serves as a hedge of the net investments in those countries. In addition, various hedging activities are used to offset currency exchange movements on firm commitments and other transactions where the potential for loss exists. At December 31, 1996, the Company had foreign currency option contracts to ensure conversion of approximately $350 million of foreign sales in 1997 at a rate not higher than 1.51 Deutsche marks per U.S. dollar or lower than 1.40 Deutsche marks per U.S. dollar. (See Note 7 of the Consolidated Financial Statements for additional discussion of the Company's hedging activities.)
   On July 1, 1993, the EU implemented a new quota effectively restricting the volume of Latin American bananas imported into the EU, which had the effect of decreasing the Company's volume and market share in Europe. The quota is administered through a licensing system and grants preferred status to producers and importers within the EU and its former colonies, while imposing quotas and tariffs on bananas imported from other sources, including Latin America, Chiquita's primary source of fruit. Since imposition of the EU quota regime, prices within the EU have increased to a higher level than the levels prevailing prior to the quota. Banana prices in other worldwide markets, however, have been lower than in years prior to the EU quota, as the displaced EU volume entered those markets.
   In two separate rulings, General Agreement on Tariffs and Trade ("GATT") panels found the EU banana policy to be illegal. In March 1994, four of the countries which had filed GATT actions against the EU banana policy (Costa Rica, Colombia, Nicaragua and Venezuela) reached a settlement with the EU by signing a "Framework Agreement." The Framework Agreement authorizes the imposition of additional restrictive and discriminatory quotas and export licenses on U.S. banana marketing firms, while leaving

EU firms exempt. Costa Rica and Colombia implemented this agreement in 1995, significantly increasing the Company's cost to export bananas from these countries.
   In July 1996, the EU adopted an interim measure that increased its banana quota to adjust for the entry of Sweden, Finland and Austria into the EU and made its preferential licensing system applicable to the increase. Prior to their entry into the EU, these countries had unregulated banana markets in which the Company supplied a significant portion of the bananas. Implementation of the quota and licensing regime continues to evolve, and there can be no assurance that the EU banana regulation will not change further.
   In September 1994, Chiquita and the Hawaii Banana Industry Association made a joint filing with the Office of the U.S. Trade Representative ("USTR") under Section 301 of the U.S. Trade

Act of 1974, charging that the EU quota and licensing regime and the Framework Agreement are unreasonable, discriminatory, and a burden and restriction on U.S. commerce. In response to this petition, the U.S. Government initiated formal investigations of the EU banana import policy and of the Colombian and Costa Rican Framework Agreement export policies.
   In January 1995, the U.S. Government announced a preliminary finding against the EU banana import policy and in September 1995, based on information obtained in the USTR's investigation under Section 301, the United States, joined by Guatemala, Honduras and Mexico, commenced a new international trade challenge against the EU regime using the procedures of the World Trade Organization ("WTO"). In January 1996, the USTR announced that it had found the banana Framework Agreement export policies of Costa Rica and Colombia to be unfair. In February 1996, Ecuador, the world's largest exporter of bananas, joined the United States, Guatemala, Honduras and Mexico in challenging the EU regime under the WTO.
   During the fourth quarter of 1996, a WTO arbitration panel heard the case against the EU quota and licensing regime and Framework Agreement, and the panel is expected to issue its ruling in the second quarter of 1997. Following any ruling by the WTO panel, certain appeal procedures are available that could extend by a few months the time before the ruling is final. Thereafter, the parties have a "reasonable" period of time (not to exceed 15 months) to implement the ruling.
   Both the WTO and Section 301 authorize retaliatory measures, such as tariffs or withdrawal of trade concessions, against offending countries. However, there can be no assurance as to the results of the WTO and Section 301 proceedings, the nature and extent of actions that may be taken by the affected countries or the impact on the EU quota regime or the Framework Agreement.

Discontinued Meat Operations
------------------------------
   As described in Note 2 to the Consolidated Financial
Statements, the Company completed the sale of its meat operations in December 1995 and has accounted for it as a discontinued operation.

Financial Condition
------------------------------
   Cash flow from operations was $123 million in 1996, $90 million in 1995 and $73 million in 1994. At December 31, 1996, Chiquita had $286 million of cash and equivalents.
   Capital expenditures were $75 million in 1996, $65 million in 1995 and $137 million in 1994. The 1996 capital expenditures include $15 million to rehabilitate banana farms damaged by flooding; the 1994 total includes $72 million for the final stage of the Company's multi-year investment spending program for transportation system improvements and fresh fruit production capacity. As a result of this program, the Company's free cash flow (the excess of earnings before depreciation and amortization over capital expenditures) is greater than its results of operations.

   In accordance with its strategic program to improve shareholder value by strengthening its balance sheet, enhancing short-term liquidity, reducing overall borrowing costs and positioning the Company for future cost reduction and deleveraging opportunities, Chiquita has achieved the following over the past three years:
   - Raised a total of $565 million from public offerings of preferred shares and senior notes and used the proceeds to prepay subordinated public debt, which carried effective interest rates of 11.5% to 13.7%, and high cost subsidiary debt.
   - Entered into a $125 million senior unsecured revolving credit facility in December 1996. This facility, which is available through January 2001, provides flexibility in funding seasonal working capital, allows the Company to maintain lower cash balances and enhances Chiquita's ability to further reduce debt and interest costs.
   - Sold its specialty meat operations in 1994 for $53 million in cash, using the proceeds primarily to reduce short-term debt of the Meat Division. In December 1995, Chiquita sold itsremaining meat operations to Smithfield Foods, Inc. for approximately $60 million, consisting of $25 million in cash and approximately 1.1 million shares of Smithfield common stock which were sold for cash in 1996.
   - Sold Numar Costa Rica in December 1995 for approximately $50 million in cash and $50 million in secured notes receivable. The notes were converted to cash in 1996.
   - Sold older ships in 1995 for $90 million in cash and used approximately $50 million of the proceeds to prepay the related debt. In addition, the Company sold and leased back shipping containers in 1995 and 1994 generating proceeds of $72 million and retiring approximately $47 million of related 9.8% debt.
   - Replaced $153 million of ship loans in 1995 with loans having longer maturities totaling $187 million and negotiated the extension of the maturities on another $23 million ship loan.
   - Used $36 million of restricted cash to prepay related subsidiary debt in December 1995 and, in 1996, obtained the right to use $40 million of previously restricted cash for general corporate purposes.

CONSOLIDATED STATEMENT OF INCOME
                                             Chiquita Brands International, Inc. and Subsidiary Companies
---------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)                      1996              1995            1994
---------------------------------------------------------------------------------------------------------
Net sales                                                   $2,435,248       $2,565,992       $2,505,826
---------------------------------------------------------------------------------------------------------
Operating expenses
    Cost of sales                                            1,947,888        1,958,063        1,996,179
    Selling, general and administrative expenses               313,490          333,537          331,498
    Depreciation                                                89,534           98,622          106,964
---------------------------------------------------------------------------------------------------------
                                                             2,350,912        2,390,222        2,434,641
---------------------------------------------------------------------------------------------------------
    Operating income                                            84,336          175,770           71,185
Interest income                                                 28,276           28,157           22,902
Interest expense                                              (130,232)        (163,513)        (167,464)
Other income, net                                                  892            1,455            2,566
---------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations
    before income taxes                                        (16,728)          41,869          (70,811)
Income taxes                                                   (11,000)         (13,900)         (13,500)
---------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                       (27,728)          27,969          (84,311)
Discontinued operations                                             --          (11,197)          35,611
---------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary item                        (27,728)          16,772          (48,700)
Extraordinary loss from debt refinancing                       (22,838)          (7,560)         (22,840)
---------------------------------------------------------------------------------------------------------
Net income (loss)                                             $(50,566)          $9,212         $(71,540)

Less dividends on Series A and B preferred stock               (11,955)          (8,266)          (7,232)
---------------------------------------------------------------------------------------------------------
Net income (loss) attributable to common shares               $(62,521)            $946         $(78,772)

Per common share - primary and fully diluted
    -  Continuing operations                                     $(.72)            $.37           $(1.76)
    -  Discontinued operations                                      --             (.21)             .69
    -  Extraordinary items                                        (.41)            (.14)            (.44)
---------------------------------------------------------------------------------------------------------
    -  Net income (loss)                                        $(1.13)            $.02           $(1.51)
---------------------------------------------------------------------------------------------------------
Shares used to calculate
    earnings (loss) per common share                            55,167           53,761           52,033
=========================================================================================================
See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEET
                                            Chiquita Brands International, Inc. and Subsidiary Companies
--------------------------------------------------------------------------------------------------------
                                                                                      December 31,
(In thousands)                                                                 1996                1995
--------------------------------------------------------------------------------------------------------
ASSETS
Current assets
    Cash and equivalents                                                     $285,558           $236,675
    Marketable securities                                                          --             34,743
    Trade receivables, less allowances of $9,832
       and $11,310, respectively                                              162,566            184,364
    Other receivables, net                                                     91,126             89,848
    Inventories                                                               275,177            293,379
    Other current assets                                                       29,884             37,827
--------------------------------------------------------------------------------------------------------
    Total current assets                                                      844,311            876,836
Restricted cash                                                                    --             39,520
Property, plant and equipment, net                                          1,139,677          1,182,144
Investments and other assets                                                  319,149            356,805
Intangibles, net                                                              163,797            168,228
--------------------------------------------------------------------------------------------------------
    Total assets                                                           $2,466,934         $2,623,533
========================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
    Notes and loans payable                                                   $78,107           $119,456
    Long-term debt due within one year                                         56,982             52,877
    Accounts payable                                                          193,875            206,717
    Accrued liabilities                                                       135,370            130,893
--------------------------------------------------------------------------------------------------------
    Total current liabilities                                                 464,334            509,943
Long-term debt of parent company                                              704,763            840,925
Long-term debt of subsidiaries                                                374,488            401,121
Accrued pension and other employee benefits                                    83,797             85,514
Other liabilities                                                             115,299            113,823
--------------------------------------------------------------------------------------------------------
    Total liabilities                                                       1,742,681          1,951,326
--------------------------------------------------------------------------------------------------------
Shareholders' equity
    Preferred stock                                                           249,256            138,369
    Capital stock, $.33 par value (55,841 and
       54,769 shares outstanding, respectively)                                18,614             18,256
    Capital surplus                                                           594,885            581,019
    Accumulated deficit                                                      (138,502)           (65,437)
--------------------------------------------------------------------------------------------------------
    Total shareholders' equity                                                724,253            672,207
--------------------------------------------------------------------------------------------------------
    Total liabilities and shareholders' equity                             $2,466,934         $2,623,533
========================================================================================================
See Notes to Consolidated Financial Statements.

                                                     -32-

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                                            Chiquita Brands International, Inc. and Subsidiary Companies
--------------------------------------------------------------------------------------------------------
                                            Preferred                                              Total
                                               and                                 Retained       share-
                                           preference     Capital      Capital     earnings      holders'
(In thousands)                                stock        stock       surplus    (deficit)       equity
--------------------------------------------------------------------------------------------------------
Balance at December 31, 1993                  $52,270      $16,170     $494,240     $21,389     $584,069
  Share issuances
    Option exercises                               --           40        1,325          --        1,365
    Preferred stock                           138,369           --           --          --      138,369
    Other                                          --          119        6,075          --        6,194
  Minimum pension liability adjustment             --           --           --       2,805        2,805
  Net loss                                         --           --           --     (71,540)     (71,540)
  Dividends
    Capital stock                                  --           --           --      (9,757)      (9,757)
    Preferred and preference stock                 --          105        4,160     (10,961)      (6,696)
--------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                 $190,639      $16,434     $505,800    $(68,064)    $644,809
  Share issuances
    Option exercises                               --          110        3,249          --        3,359
    Exchange of capital shares
       for preference stock                   (52,270)       1,081       51,189          --           --
    Other                                          --          553       17,659          --       18,212
  Minimum pension liability adjustment             --           --           --      15,124       15,124
  Net income                                       --           --           --       9,212        9,212
  Dividends
    Capital stock                                  --           --           --     (10,236)     (10,236)
    Preferred and preference stock                 --           78        3,122     (11,473)      (8,273)
--------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                 $138,369      $18,256     $581,019    $(65,437)    $672,207
  Share issuances
    Option exercises                               --          182        5,097          --        5,279
    Preferred stock                           110,887           --           --          --      110,887
    Other                                          --          176        8,769          --        8,945
  Net loss                                         --           --           --     (50,566)     (50,566)
  Dividends
    Capital stock                                  --           --           --     (11,094)     (11,094)
    Preferred stock                                --           --           --     (11,405)     (11,405)
--------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                 $249,256      $18,614     $594,885   $(138,502)    $724,253
========================================================================================================
See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOW
                                            Chiquita Brands International, Inc. and Subsidiary Companies
---------------------------------------------------------------------------------------------------------
(In thousands)                                                      1996           1995           1994
---------------------------------------------------------------------------------------------------------
Cash provided (used) by:
   Operations
      Income (loss) from continuing operations                    $(27,728)       $27,969       $(84,311)
      Depreciation and amortization                                 96,455        104,581        113,080
      Gain on sales of non-core assets                                  --        (32,100)            --
      Write-downs of farms and cultivations                         28,300             --         24,600
      Changes in current assets and liabilities
         Receivables                                                10,644         16,194        (19,418)
         Inventories                                                12,402         10,054        (14,275)
         Accounts payable                                          (12,360)       (29,838)        26,083
         Other current assets and liabilities                       13,928         (3,643)        19,454
      Other                                                          1,694         (2,906)         7,600
---------------------------------------------------------------------------------------------
                 Cash flow from operations                         123,335         90,311         72,813
---------------------------------------------------------------------------------------------
   Investing
      Capital expenditures                                         (74,641)       (64,640)      (136,981)
      Restricted cash deposits                                      39,520         35,510        (24,010)
      Long-term investments                                         (1,831)          (814)        (7,717)
      Proceeds from sales of non-core assets                        81,504        166,835         41,705
      Other                                                         10,321         (4,188)        (6,518)
---------------------------------------------------------------------------------------------
                 Cash flow from investing                           54,873        132,703       (133,521)
---------------------------------------------------------------------------------------------
   Financing
      Debt transactions
         Issuances of long-term debt                               191,174        214,171        278,388
         Repayments of long-term debt                             (377,349)      (361,906)      (369,666)
         Increase (decrease) in notes and loans payable            (36,817)       (10,236)        21,911
      Stock transactions
         Issuances of preferred stock                              110,887             --        138,369
         Issuances of capital stock                                  5,279          3,413          5,006
         Dividends                                                 (22,499)       (18,509)       (16,453)
---------------------------------------------------------------------------------------------------------
                 Cash flow from financing                         (129,325)      (173,067)        57,555
---------------------------------------------------------------------------------------------------------
Discontinued operations                                                 --         21,205         17,450
---------------------------------------------------------------------------------------------------------
Increase in cash and equivalents                                    48,883         71,152         14,297
Balance at beginning of year                                       236,675        165,523        151,226
---------------------------------------------------------------------------------------------------------
Balance at end of year                                            $285,558       $236,675       $165,523
=========================================================================================================
See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note 1 -- Summary of Significant Accounting Policies
----------------------------------------------------
   American Financial Group, Inc. and its subsidiaries ("AFG") owned approximately 43% of the outstanding capital stock of Chiquita Brands International, Inc. ("Chiquita" or the "Company") as of December 31, 1996.

Consolidation
   The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries, other than the Meat Division which was sold in December 1995 and is accounted for as a discontinued operation (see Note 2). The accompanying notes present amounts related only to continuing operations, unless otherwise indicated. Intercompany balances and transactions have been eliminated.
   Investments representing minority interests are accounted for by the equity method when Chiquita has the ability to exercise significant influence in the investees' operations; otherwise, they are accounted for at cost. At December 31, 1996 and 1995, investments in food-related companies of $72 million and $79 million, respectively, were accounted for using the equity method. The excess of the carrying value over Chiquita's share of the fair value of the investees' net assets at the date of acquisition is being amortized over periods ranging from 10 to 40 years ($15 million, net of accumulated amortization, at December 31, 1996).

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

Property, Plant and Equipment
   Property, plant and equipment are stated at cost and, except for land, are depreciated on a straight-line basis over their estimated useful lives.

Intangibles
   Intangibles consist primarily of goodwill and trademarks which are amortized over not more than 40 years. Accumulated amortization was $45 million and $39 million at December 31, 1996 and 1995, respectively. The carrying value of intangibles is evaluated periodically in relation to the operating performance and future undiscounted cash flows of the underlying businesses.

Income Taxes
   Deferred income taxes are recognized at currently enacted tax rates for temporary differences between the financial reporting and income tax bases of assets and liabilities. Deferred taxes are not provided on the undistributed earnings of subsidiaries operating outside the U.S. that have been or are intended to be permanently reinvested.

Foreign Exchange
   Chiquita utilizes the U.S. dollar as its functional currency. Net foreign exchange gains of $1 million in 1996, $7 million in 1995 and $11 million in 1994 are included in income.
   The Company has a long-standing policy of periodically entering into foreign exchange forward contracts and purchasing foreign currency options to hedge transactions denominated in foreign currencies in order to protect the Company from the risk that the eventual dollar cash flows of the transactions will be adversely affected by changes in exchange rates. Gains and losses on forward contracts used to hedge firm commitments and on purchased options are deferred and included in the measurement of the underlying transactions. Gains and losses on forward contracts used to hedge other transactions are included in income on a current basis.

Earnings Per Share
   Primary earnings per share is calculated on the basis of the weighted average number of shares of common stock outstanding during the year, reduced by restricted shares related to unearned compensation and increased by the dilutive effect, if any, of assumed conversion of stock options. Fully diluted earnings per share also includes the dilutive effect, if any, of assumed conversion of preferred stock and convertible debentures.

Additionally, the equivalent number of Series C preference shares, which converted to common shares in 1995, is included in the number of shares used to calculate earnings per share for 1995 and 1994.

Note 2 -- Divestitures
-----------------------
   During 1994, the Company's specialty meat operations were sold for approximately $53 million in cash. In December 1995, the remaining Meat Division operations were sold to Smithfield Foods, Inc. for approximately $60 million, consisting of $25 million in cash and 1.1 million shares of Smithfield common stock which were sold for cash in 1996. Smithfield assumed all Meat Division liabilities, including those related to pension obligations.
   Meat Division operating results included in Chiquita's Consolidated Statement of Income as "Discontinued operations" are as follows:

--------------------------------------------------------------------------------------------------------
(In thousands)                                                                   1995            1994
--------------------------------------------------------------------------------------------------------
Net sales                                                                    $1,460,608      $1,455,894
--------------------------------------------------------------------------------------------------------
Income from operations                                                            3,351          25,455
Gain on sale                                                                        576          10,156
Minimum pension liability adjustment                                            (15,124)             --
--------------------------------------------------------------------------------------------------------
Discontinued operations                                                       $ (11,197)        $35,611
========================================================================================================

     The $15 million minimum pension liability adjustment recognized in 1995 was previously charged directly to shareholders' equity.

   During 1995, the Company completed certain other divestitures and took other actions as part of its ongoing program to improve shareholder value. These actions, which included sales of older ships, the sale of the Costa Rican operations of the Numar edible oils group, the shut-down of a portion of the Company's juice operations and the reconfiguration of banana production assets, resulted in a net gain of $19 million. Proceeds consisted of $167 million in cash and $50 million of secured notes. The notes were converted to cash in 1996.

Note 3-- Inventories
--------------------
   Inventories consist of the following:

--------------------------------------------------------------------------------------------------------
                                                                                        December 31,
(In thousands)                                                                    1996             1995
--------------------------------------------------------------------------------------------------------
Bananas and other fresh produce                                                 $34,557          $39,920
Other food products                                                              66,929           64,528
Growing crops                                                                   114,425          120,178
Materials and supplies                                                           49,699           56,925
Other                                                                             9,567           11,828
--------------------------------------------------------------------------------------------------------
                                                                               $275,177         $293,379
========================================================================================================

     The carrying value of inventories valued by the LIFO method was $119 million at December 31, 1996 and $128 million at December 31, 1995. If inventories were stated at current costs, total inventory values would have been approximately $33 million and $28 million higher than reported at December 31, 1996 and 1995, respectively.


Note 4 -- Property, Plant and Equipment
------------------------------------------
   Property, plant and equipment consist of the following:

---------------------------------------------------------------------------------------------
                                                             December 31,             Weighted Average
(In thousands)                                       1996                  1995      Depreciable Lives
---------------------------------------------------------------------------------------------
Land                                               $ 89,780              $ 88,963
Buildings and improvements                           204,023              190,980            25 years
Machinery and equipment                              398,972              387,376            12 years
Ships and containers                                 667,530              662,967            19 years
Cultivations                                         282,528              291,326            29 years
Other                                                72,700                71,517            20 years
---------------------------------------------------------------------------------------------
                                                   1,715,533            1,693,129
Accumulated depreciation                           (575,856 )            (510,985)
---------------------------------------------------------------------------------------------
                                                 $1,139,677            $1,182,144
=============================================================================================

Note 5 -- Leases
----------------
Total rental expense consists of the following:

---------------------------------------------------------------------------------------------------------
(In thousands)                                                   1996            1995             1994
---------------------------------------------------------------------------------------------------------
Gross rentals   -  ships and containers                        $60,911          $94,829         $101,207
                -  other                                        35,893           35,562           34,084
---------------------------------------------------------------------------------------------------------
                                                                96,804          130,391          135,291
Less sublease rentals                                          (11,094)         (17,310)          (4,740)
---------------------------------------------------------------------------------------------------------
                                                               $85,710         $113,081         $130,551
=========================================================================================================

   Future minimum rental payments required under operating leases having initial or remaining non-cancelable lease terms in excess of one year at December 31, 1996 are as follows:

---------------------------------------------------------------------------------------------------------
                                                             Ships and
(In thousands)                                               containers         Other             Total
---------------------------------------------------------------------------------------------------------
    1997                                                       $22,314          $19,898          $42,212
    1998                                                        26,018           17,161           43,179
    1999                                                        29,292           14,829           44,121
    2000                                                        24,755           10,696           35,451
    2001                                                        11,162            3,732           14,894
    Later years                                                 38,552           14,652           53,204
=============================================================================================

   Portions of the minimum rental payments for ships constitute reimbursement for ship operating costs paid by the lessor.
Aggregate future minimum rental payments to be received from non-cancelable subleases at December 31, 1996, principally for office space total $20 million.

Note 6 -- Debt
--------------
   Long-term debt consists of the following:

---------------------------------------------------------------------------------------------------------
(In thousands)                                                                          December 31,
Parent Company                                                                     1996           1995
---------------------------------------------------------------------------------------------------------
9 1/8% senior notes, due 2004                                                    $175,000       $175,000
9 5/8% senior notes, due 2004, less unamortized discount
    of $2,230 and $2,439                                                          247,770        247,561
10 1/4% senior notes, due 2006, less unamortized discount
    of $1,212                                                                     148,788             --
7% subordinated debentures, due 2001, convertible
    into capital stock at $43 per share                                           133,205        138,000
10 1/2% subordinated debentures, due 2004, less unamortized
    discount of $5,464                                                                 --         60,355
11 1/2% subordinated notes, due 2001                                                   --        220,000
Other notes and loans                                                                   9             28
Less current maturities                                                                (9)           (19)
---------------------------------------------------------------------------------------------------------
Long-term debt of parent company                                                 $704,763       $840,925
=========================================================================================================
Subsidiaries
---------------------------------------------------------------------------------------------
Loans payable secured by ships and containers, due in
    installments from 1997 to 2009, bearing interest at
    effective rates averaging 8.6%                                               $269,522       $295,074
Caribbean Basin Projects Financing Authority (CBI Industrial
    Revenue Bonds 1993 Series A) loan, due 1998, bearing
    interest at a variable rate of 4.5% (4.8% at December 31, 1995)                38,000         38,000
Overseas Private Investment Corporation loan, due in installments through 2002, bearing interest at a variable rate of 8.3%
    (8.5% at December 31, 1995)                                                    13,406         15,621
Loans and notes payable in foreign currencies maturing through 2008,
    bearing interest at rates averaging 14% (19% at December 31, 1995)             19,969         34,076
Other loans and notes payable maturing through 2012,
    bearing interest at rates averaging 9%                                         90,564         71,208
Less current maturities                                                           (56,973)       (52,858)
---------------------------------------------------------------------------------------------------------
Long-term debt of subsidiaries                                                   $374,488       $401,121
=========================================================================================================

     The 7% subordinated debentures are callable at face value. The 10 1/4% senior notes are callable beginning in 2001 at a price of 105 1/8% of face value declining to face value in 2004. Certain of the covenants under the Company's senior note agreements contain restrictions on the payment of dividends. At December 31, 1996, approximately $275 million was available for dividend payments under the most restrictive covenants.

   In June 1996, the Company called its $66 million outstanding 10 1/2% subordinated debentures for redemption at par, resulting in an extraordinary loss of $6 million consisting primarily of a non-cash write-off of unamortized discount. In July 1996, the Company issued $150 million principal amount of 10 1/4% senior notes due 2006. The unsecured notes rank equally with existing and future senior unsecured indebtedness of the Company. The proceeds from this issuance, together with a portion of the proceeds from the sale of Series B preferred stock (see Note 10), were used to redeem the $220 million outstanding 11 1/2% subordinated notes at a redemption premium of 5.7% of the principal amount. This prepayment resulted in an extraordinary loss of $17 million.
   During the second quarter of 1995, the Company replaced $153 million of ship loans with loans having longer maturities totaling $187 million resulting in an extraordinary loss of $5 million. In December 1995, the Company sold and leased back $40 million of container equipment and used $27 million of the sale proceeds to prepay related debt, resulting in an extraordinary loss of $3 million.
   In 1994, the Company issued $175 million principal amount of 9 1/8% senior notes due 2004. The proceeds from this issuance, together with the proceeds from the sale of Series A preferred stock (see Note 10), were used to repay higher rate subordinated and subsidiary debt. These prepayments resulted in an extraordinary loss of $23 million consisting principally of write-offs of unamortized discounts and $5 million in call premiums.
   At December 31, 1996, $66 million of loans secured by ships had interest rates fixed at an average of 8.0% by the terms of the loans or by the operation of interest rate swap agreements. An additional $106 million of ship loans have interest rates capped at an average of 7.3% through 1997 by operation of interest rate cap agreements (see Note 7). The overall effective interest rate on ship and container loans includes the amortization of deferred hedging losses from interest rate futures contracts. No such contracts were outstanding at December 31, 1996 or 1995.
   Maturities on long-term debt during the next five years are:

---------------------------------------------------------------------------------------------------------
                                                                 Parent
(In thousands)                                                  Company        Subsidiaries       Total
---------------------------------------------------------------------------------------------------------
    1997                                                            $9           $56,973         $56,982
    1998                                                            --           100,960         100,960
    1999                                                            --            52,693          52,693
    2000                                                            --            45,006          45,006
    2001                                                       133,205            49,803         183,008
==========================================================================================================

   In December 1996, the Company entered into a $125 million senior unsecured revolving credit facility available through January 2001. Interest on borrowings under the facility is based on, at the Company's option, the bank corporate base rate, the federal funds effective rate or prevailing interbank Eurodollar offering rates. The credit facility contains covenants which, among other matters, require the Company to satisfy certain ratios related to net worth, debt-to-equity and interest coverage. An annual fee of up to 1/2% is payable on the unused portion of the facility. At December 31, 1996, no amounts were outstanding under the facility.

   The Company maintains various other lines of credit with domestic and foreign banks for borrowing funds on a short-term basis. The weighted average interest rate for all short-term notes and loans payable outstanding at December 31, 1996 was 9.2% (10.6% at December 31, 1995).
   Cash payments relating to interest expense were $126 million in 1996, $156 million in 1995 and $159 million in 1994.


Note 7 -- Hedging Transactions
-------------------------------
   Chiquita has interest rate swap agreements maturing between 1998 and 2001 to fix the rate of interest on approximately $45 million of its variable rate ship loans. The Company has currency and interest rate swap agreements maturing between 2004 and 2005 which have the effect of converting $50 million of ship loans denominated in pounds sterling into U.S. dollar loans with variable interest rates that become fixed at 7.7% beginning in 1997. The interest rate on an additional $106 million of ship loans is limited to 7.3% during 1997 by interest rate cap agreements.
   At December 31, 1996, the Company had option contracts to ensure conversion of approximately $350 million of foreign sales in 1997 at a rate not higher than 1.51 Deutsche marks per U.S. dollar or lower than 1.40 Deutsche marks per U.S. dollar.

   The carrying values and estimated fair values of the Company's debt, associated swap and cap agreements and foreign currency option contracts are summarized below:

-----------------------------------------------------------------------------------------------------------------
                                                                       December 31,
                                                      1996                             1995
------------------------------------------------------------------------------------------------------------------
                                           Carrying          Estimated        Carrying        Estimated
(In thousands)                              value           fair value          value        fair value
-----------------------------------------------------------------------------------------------------------------
Debt                                      $1,214,628        $1,237,300       $1,414,379       $1,442,900
Interest rate swap and cap agreements           (288)            1,200               --            3,100
Foreign currency swap agreements                  --            (7,900)              --           (3,000)
Foreign currency option contracts             (4,544)           (9,500)          (3,434)          (3,800)
----------------------------------------------------------------------------------------------------------

     Fair values for the Company's publicly traded debt and foreign currency option contracts are based on quoted market prices.
Fair value for other debt is estimated based on the current rates offered to the Company for debt of similar maturities. The fair values of interest rate and foreign currency swap agreements and interest rate cap agreements are estimated based on the cost to terminate the agreements.
   The Company is exposed to credit loss in the event of nonperformance by counterparties on interest rate and foreign currency swap agreements. However, because the Company's hedging activities are transacted only with highly rated institutions, Chiquita does not anticipate nonperformance by any of these counterparties. The amount of any credit exposure is limited to unrealized gains on all such contracts.

Note 8 -- Pension and Severance Benefits
-----------------------------------------
   The Company and its subsidiaries have several defined benefit and contribution pension plans covering approximately 4,900 domestic and foreign employees. Approximately 30,000 employees are covered by Central and South American severance plans. Pension plans covering eligible salaried employees and Central and South American severance plans for all employees call for benefits to be based upon years of service and compensation rates.

   Pension and severance expense consists of the following:

------------------------------------------------------------------------------------------------------------
(In thousands)                                                       1996            1995           1994
------------------------------------------------------------------------------------------------------------
Defined benefit and severance plans:
    Service cost -- benefits earned
      during the period                                             $5,650         $5,664         $5,383
    Interest cost on projected benefit obligation                    8,015          8,622          8,412
    Actual return on plan assets                                    (2,320)        (2,505)          (623)
    Net amortization and deferral                                    1,802          1,441         (1,181)
-----------------------------------------------------------------------------------------------------------
                                                                    13,147         13,222         11,991
Defined contribution plans                                           3,424          3,458          3,648
-----------------------------------------------------------------------------------------------------------
    Total pension and severance expense                            $16,571        $16,680        $15,639
===========================================================================================================

     In accordance with local government regulations, the Company's severance and pension benefits in Central and South America are generally not funded until benefits are paid. The projected benefit obligations of these benefits in 1996 and 1995 were determined using discounted rates of approximately 9 1/4%. The assumed long-term rate of compensation increase was 6% for both years.
   The projected benefit obligations of the Company's domestic pension plan were determined using assumed discount rates of approximately 7 3/4% in 1996 and 1995. The assumed long-term rate of compensation increase was between 5% and 6% in 1996 and 1995 and the assumed long-term rate of return on plan assets was approximately 9% in both years. These pension plans are funded in accordance with the requirements of the Employee Retirement Income Security Act. Plan assets consist primarily of corporate debt securities, U.S. government and agency obligations and collective trust funds.

   The funded status of the Company's domestic and foreign defined benefit pension and severance plans is as follows:

------------------------------------------------------------------------------------------------------------
                                                      Plans for which                   Plans for which
                                                       Assets Exceed                  Accumulated Benefits
                                                     Accumulated Benefits                 Exceed Assets
                                                       at December 31,                   at December 31,
----------------------------------------------------------------------------------------------------------
(In thousands)                                      1996           1995             1996           1995
--------------------------------------------------------------------------------------------------------
Plan assets at fair market value                   $7,488         $6,723          $19,970       $16,836
---------------------------------------------------------------------------------------------------------
Present value of benefit obligations:
   Vested                                           5,228          4,933           74,421        74,720
   Nonvested                                           30             56            1,003           965
---------------------------------------------------------------------------------------------------------
Accumulated benefit obligation                      5,258          4,989           75,424        75,685
Additional amounts related to
   projected pay increases                          2,485          2,094           17,327        19,286
---------------------------------------------------------------------------------------------------------
Projected benefit obligation                        7,743          7,083           92,751        94,971
---------------------------------------------------------------------------------------------------------
Projected benefit obligation
   in excess of plan assets                          (255)          (360)         (72,781)      (78,135)
Projected benefit obligation not yet
   recognized in the balance sheet:
      Net actuarial loss                              962            690           17,401        18,661
      Prior service cost                               94            224            3,062         3,262
      Obligation (asset) at transition,
          net of amortization                         (33)           (39)           4,570         5,109
Adjustment required to recognize
   minimum liability                                   --             --           (7,706)       (7,746)
---------------------------------------------------------------------------------------------------------
Net balance sheet asset (liability)                  $768           $515         $(55,454)*    $(58,849)*
==========================================================================================================
   *  Includes $51 million in 1996 and $56 million in 1995 relating to foreign pension and severance plans that are  generally not required to be funded until benefits are paid.

     The adjustment required to recognize the minimum pension liability is based on the excess of the accumulated benefit obligation over the fair market value of assets of Central and South American defined benefit pension and severance plans. This adjustment is offset by recording an intangible asset.

Note 9 -- Stock Options
------------------------
   Under its non-qualified 1986 Stock Option and Incentive Plan, the Company may grant up to an aggregate of 15,000,000 shares of capital stock in the form of stock options, stock appreciation rights and stock awards. Under this plan, options have been granted to directors, officers and other key employees to purchase shares of the Company's capital stock at the fair market value at the date of grant. The options vest over ten years and may be exercised over a period not in excess of 20 years.
   A summary of the Company's stock option activity and related information follows:

----------------------------------------------------------------------------------------------------------
(In thousands, except                          1996                   1995                    1994
per share amounts)                         -----------------       ----------------        --------------
                                                  Weighted               Weighted                Weighted
                                                  Average                Average                 Average
                                                  Exercise               Exercise                Exercise
                                       Shares      Price       Shares     Price        Shares      Price
----------------------------------------------------------------------------------------------------------
Under option at beginning of year        5,993     $12.71       5,214      $12.53      5,452      $12.61
Options granted                          1,953      13.40       1,765       13.45        287       12.07
Options exercised                         (546)      9.68        (332)      10.13       (118)      11.57
Options canceled or expired               (507)     13.41        (654)      14.55       (407)      14.10
-----------------------------------------------------------------------------------------------------------
Under option at end of year              6,893     $13.09       5,993      $12.71      5,214      $12.53
-----------------------------------------------------------------------------------------------------------
Options exercisable at end of year       2,381     $13.20       2,439      $12.51      2,235      $12.93
-----------------------------------------------------------------------------------------------------------
Shares available for future grant        4,811         --       6,365          --      7,969          --
-----------------------------------------------------------------------------------------------------------

     Options outstanding as of December 31, 1996 have exercise prices ranging from $10.18 to $34.44 and a weighted average remaining contractual life of 16 years. More than 95% of these options have exercise prices in the range of $10.18 to $16.38.
   The Company follows Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25") in accounting for its employee stock options. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.
   Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123") requires disclosure of the estimated fair value of employee stock options granted after 1994 and pro forma financial information assuming compensation expense was recorded using these fair values. The estimated weighted average fair value per option share granted would be $5.93 for 1996 and $6.33 for 1995 using a Black-Scholes option pricing model with the following assumptions: weighted average risk-free interest rates of 5.8% for 1996 and 7.3% for 1995; dividend yield of 1.5%; volatility factor for the Company's common stock price of 37%; and a weighted average expected life of eight years for options not forfeited. The estimated pro forma compensation expense based on these option fair values would be approximately $2 million ($.04 per share) in 1996 and $1 million ($.03 per share) in 1995. Because SFAS No. 123 applies only to options granted subsequent to 1994, the effect of applying this standard to current year pro forma information is not necessarily indicative of the effect in future years.
                              -44-

Note 10 -- Shareholders' Equity
--------------------------------
   At December 31, 1996, there were 150 million authorized shares of capital stock. Of the shares authorized but unissued at December 31, 1996, 14 million shares were reserved for issuance under stock option and employee benefit plans, 3 million shares were reserved for conversion of subordinated debentures, and 15 million shares were reserved for conversion of preferred stock at the holders' option. In addition, Chiquita has reserved 21 million shares for the maximum additional number of shares potentially issuable upon conversion of Series A preferred stock at the Company's option after February 2001, and 16 million shares for the maximum additional number of shares potentially issuable upon conversion of Series B preferred stock at the Company's option after September 1999.
   In August 1996, Chiquita sold 2,300,000 shares of $3.75 Convertible Preferred Stock, Series B, par value $1.00 per share (the "Series B Shares") for aggregate net proceeds of $111 million. Each Series B Share has a liquidation preference of $50.00 per share and is entitled to an annual cash dividend of $3.75 per share. Each Series B Share is convertible at the holder's option into 3.3333 shares of capital stock or, at the Company's option beginning in September 1999, into a number of capital shares (not exceeding 10 shares) having a total market value of $51.50 (decreasing thereafter to $50.00 if converted in or after September 2001). In February 1994, the Company sold 2,875,000 shares of $2.875 Non-Voting Cumulative Preferred Stock, Series A, par value $1.00 per share (the "Series A Shares") for aggregate net proceeds of $138 million. Each Series A Share has a liquidation preference of $50.00 per share and is entitled to an annual cash dividend of $2.875 per share. Each Series A Share is convertible into 2.6316 shares of capital stock at the holder's option or at the Company's option (provided the market value of Chiquita capital stock exceeds $24.70 per share) through February 2001. Beginning February 2001, the Company may convert each Series A Share into a number of capital shares (not exceeding 10 shares) having a total market value of $50.00.
   Holders of Series A and B preferred stock have the right to elect directors in addition to the directors ordinarily elected by holders of capital stock where the Company fails to pay quarterly dividends on the preferred stock for six quarters. The Board of Directors has the authority to fix the terms of 4,825,000 additional shares of Non-Voting Cumulative Preferred Stock.
   During the first quarter of 1996 and the fourth quarter of 1995, Chiquita issued approximately 296,000 and 725,000 shares of capital stock in repayment of $4 million and $11 million of subsidiary debt, respectively.
   The Company has four million authorized shares of Cumulative Preference Stock, one million of which had been designated as Series C Shares. In 1995, all outstanding shares of Mandatorily Exchangeable Cumulative Preference Stock, Series C were converted into capital stock.

Note 11 - Income Taxes
-----------------------
   Income taxes consist of the following:

---------------------------------------------------------------------------------------------------------
(In thousands)                             U.S. Federal     U.S. State        Foreign            Total
---------------------------------------------------------------------------------------------------------
1996
Current tax expense                            $181           $1,210           $9,026          $10,417
Deferred tax expense                             --               --              583              583
---------------------------------------------------------------------------------------------------------
                                               $181           $1,210           $9,609          $11,000
---------------------------------------------------------------------------------------------------------
1995
Current tax expense                          $1,218           $1,011          $12,657          $14,886
Deferred tax benefit                             --               --            (986)            (986)
---------------------------------------------------------------------------------------------------------
                                             $1,218           $1,011          $11,671          $13,900
----------------------------------------------------------------------------------------------------------
1994
Current tax expense                             $--           $1,024          $11,566          $12,590
Deferred tax expense                             --               --              910              910
----------------------------------------------------------------------------------------------------------
                                                $--           $1,024          $12,476          $13,500
===========================================================================================================

     Income (loss) from continuing operations before income taxes consists of the following:

--------------------------------------------------------------------------------------------------------
(In thousands)
Subject to tax in:                                              1996             1995             1994
--------------------------------------------------------------------------------------------------------
United States                                               $(69,404)        $(17,735)       $(111,776)
Foreign jurisdictions                                         52,676           59,604           40,965
---------------------------------------------------------------------------------------------------------
                                                            $(16,728)        $ 41,869        $ (70,811)
=========================================================================================================

     Income tax expense differs from income taxes computed at the U.S. federal statutory rate for the following reasons:

---------------------------------------------------------------------------------------------------------
(In thousands)                                                  1996             1995             1994
----------------------------------------------------------------------------------------------------------
Income tax expense (benefit) computed at U.S.
    federal statutory rate                                   $(5,855)         $14,654         $(24,784)
U.S. alternative minimum tax, net of credit                       --              821               --
State income taxes, net of federal benefit                       787              657              666
U.S. losses for which no tax benefit has
    been recognized                                            8,457               --           34,012
Foreign tax differential                                       5,408           10,595             (508)
Use of U.S. net operating loss carryforwards                      --          (11,959)              --
Other                                                          2,203             (868)           4,114
---------------------------------------------------------------------------------------------------------
Income tax expense                                           $11,000          $13,900         $ 13,500
=========================================================================================================

                              -46-
   The components of deferred income taxes included on the balance sheet are as follows:

--------------------------------------------------------------------------------------------------------
                                                                                    December 31,
(In thousands)                                                                 1996              1995
---------------------------------------------------------------------------------------------------------
Deferred tax benefits
    Employee benefits                                                         $28,223          $30,070
    Accrued expenses                                                           21,999           21,224
    Other                                                                      15,846           16,932
---------------------------------------------------------------------------------------------------------
                                                                               66,068           68,226
    Valuation allowance                                                        (6,513)          (2,600)
---------------------------------------------------------------------------------------------------------
                                                                               59,555           65,626
---------------------------------------------------------------------------------------------------------
Deferred tax liabilities
    Depreciation and amortization                                             (21,084)         (22,837)
    Growing crops                                                             (20,968)         (20,968)
    Long-term debt                                                             (9,976)         (11,583)
    Other                                                                      (9,390)         (11,344)
---------------------------------------------------------------------------------------------------------
                                                                              (61,418)         (66,732)
---------------------------------------------------------------------------------------------------------
            Net deferred tax liability                                       $ (1,863)        $ (1,106)
=========================================================================================================

   Net deferred taxes do not reflect the benefit that would be available to the Company from the use of its U.S. operating loss carryforwards of $227 million, capital loss carryforwards of $38 million, alternative minimum tax credits of $6 million and foreign tax credit carryforwards of $13 million. The operating loss carryforwards expire in 2007 through 2011, the capital loss carryforwards expire in 2000 and the foreign tax credit carryforwards expire between now and 2001. Undistributed earnings of foreign subsidiaries which have been, or are intended to be, permanently reinvested in operating assets, if remitted, are expected to result in little or no tax by operation of relevant statutes and the carryforward attributes described above.
   Cash payments for income taxes, net of refunds, were $10 million in 1996, $14 million in 1995, and $12 million in 1994.

                              -47-

Note 12 -- Geographic Area Information
---------------------------------------
   The Company is a leading international marketer, producer and distributor of bananas and other quality fresh and processed food products. The Company's products are sold throughout the world and its principal production and processing operations are conducted in Central, South and North America. With the sale of its remaining Meat Division operations in December 1995, the Company's continuing operations constitute a single business segment.
   Chiquita's earnings are heavily dependent upon products grown and purchased in Central and South America. These activities, a significant factor in the economies of the countries where Chiquita produces bananas and related products, are subject to the risks that are inherent in operating in such foreign countries, including government regulation, currency restrictions and other restraints, risk of expropriation and burdensome taxes. Certain of these operations are substantially dependent upon leases and other agreements with these governments.
   The Company is also subject to a variety of governmental regulations in certain countries where it markets bananas, including import quotas and tariffs, currency exchange controls and taxes.

Financial information by geographic area follows:

------------------------------------------------------------------------------------------------------
(In thousands)                                                 1996            1995              1994
-------------------------------------------------------------------------------------------------------
Net sales to unaffiliated customers
    North America                                           $1,286,096       $1,261,422       $1,224,114
    Central and South America                                   67,228          177,419          179,726
    Europe and other international                           1,081,924        1,127,151        1,101,986
---------------------------------------------------------------------------------------------------------
Consolidated net sales                                      $2,435,248       $2,565,992       $2,505,826
---------------------------------------------------------------------------------------------------------
Operating income
    North America                                              $10,864          $31,203          $(8,370)
    Central and South America                                    2,063           64,891           19,071
    Europe and other international                              84,519           93,102           73,746
    Unallocated expenses                                       (13,110)         (13,426)         (13,262)
----------------------------------------------------------------------------------------------------------
Consolidated operating income                                  $84,336         $175,770          $71,185
----------------------------------------------------------------------------------------------------------
Identifiable assets
    North America                                             $445,105         $439,385         $493,079
    Central and South America                                  742,415          835,851          864,232
    Europe and other international                             395,793          409,677          385,241
    Shipping operations                                        545,267          575,761          671,756
    Corporate assets                                           338,354          362,859          359,931
----------------------------------------------------------------------------------------------------------
Consolidated assets                                         $2,466,934       $2,623,533       $2,774,239
----------------------------------------------------------------------------------------------------------

                              -48-

   Net sales in the preceding table excludes intercompany sales of bananas from Central and South America to different geographic areas. These sales, which are eliminated in consolidation and are measured at cost under the method used for internal management financial reporting purposes, were approximately $500 million in each of the last three years. Banana sales to unaffiliated customers in Central and South America and other intergeographic sales are not significant.
   Operating income for 1996 includes write-offs and costs totaling $70 million primarily resulting from flooding in Central America; certain strategic undertakings designed to achieve further long-term reductions in the delivered product cost of bananas; and certain claims relating to prior EU quota restructuring actions. These write-offs and costs reduced operating income by geographic area as follows: North America, $27 million; Central and South America, $1 million; and Europe and other international, $42 million. In 1995, divestitures of certain operations and other actions had the effect of increasing (decreasing) operating income by geographic area as follows:
North America, $(9) million; Central and South America, $37 million; Europe and other international, $(9) million. Operating income for 1994 includes charges and losses totaling $67 million primarily resulting from farm closings and write-downs of banana cultivations in Honduras and the substantial reduction of the Company's Japanese "green" banana trading operations as follows:
North America, $27 million; Europe and other international, $40 million.
   For purposes of reporting identifiable assets by geographic area, cash and equivalents, marketable securities, restricted cash and trademarks are included in corporate assets. Minority equity investments are included in the geographic area where their operations are located.


Note 13 -- Litigation
-----------------------
   A number of legal actions are pending against the Company. Based on information currently available to the Company and advice of counsel, management does not believe such litigation will, individually or in the aggregate, have a material adverse effect on the financial statements of the Company.

                              -49-

Note 14 -- Quarterly Financial Data (Unaudited)
------------------------------------------------
   The following quarterly financial data are unaudited, but in the opinion of management include all necessary adjustments for a fair presentation of the interim results, which are subject to significant seasonal variations.

1996
-----------------------------------------------------------------------------------------------------------
(In thousands, except per
    share amounts)                           March 31          June 30         Sept. 30          Dec. 31
-----------------------------------------------------------------------------------------------------------
Net sales                                    $624,806         $713,698         $541,581         $555,163
Cost of sales                                (471,999)        (534,591)        (431,385)        (509,913)
Operating income (loss)                        57,861           75,120           15,861          (64,506)
Income (loss) from continuing operations       24,228           43,089           (7,585)         (87,460)
Extraordinary loss from debt refinancing           --           (5,556)         (17,282)              --
Net income (loss)                              24,228           37,533          (24,867)         (87,460)
Fully diluted earnings (loss) per share
    -  Continuing operations                      .38              .68             (.20)           (1.65)
    -  Extraordinary items                         --             (.09)            (.31)              --
    -  Net income (loss)                          .38              .59             (.51)           (1.65)
Dividends per common share                        .05              .05              .05              .05
Capital stock market price
    High                                        16.38            15.50            13.50            13.88
    Low                                         12.63            13.00            11.50            11.50
==========================================================================================================
1995
----------------------------------------------------------------------------------------------------------
(In thousands, except per
    share amounts)                           March 31          June 30         Sept. 30          Dec. 31
-----------------------------------------------------------------------------------------------------------
Net sales                                    $674,269         $727,519         $569,005         $595,199
Cost of sales                                (495,995)        (547,336)        (437,884)        (476,848)
Operating income                               76,220           70,164           25,341            4,045
Income (loss) from continuing operations       33,599           32,095           (8,278)         (29,447)
Discontinued operations                         4,029            2,035           (2,713)         (14,548)
Extraordinary loss from debt refinancing           --           (4,713)              --           (2,847)
Net income (loss)                              37,628           29,417          (10,991)         (46,842)
Fully diluted earnings (loss) per share
    -  Continuing operations                      .55              .52             (.19)            (.58)
    -  Discontinued operations                    .07              .03             (.05)            (.27)
    -  Extraordinary items                         --             (.07)              --             (.06)
    -  Net income (loss)                          .62              .48             (.24)            (.91)
Dividends per common share                        .05              .05              .05              .05
Capital stock market price
    High                                        14.50            14.00            17.25            18.00
    Low                                         12.25            12.63            13.63            13.38
============================================================================================================

     Operating income for the quarter ended March 31, 1996 includes write-downs and costs of $12 million resulting from industry-wide flooding in Costa Rica. Operating income for the quarter ended December 31, 1996 includes write-downs and costs of $58 million resulting from industry-wide flooding in Guatemala and Honduras, certain strategic undertakings designed to achieve further long-term reductions in the delivered product cost of bananas, and certain claims relating to prior EU quota restructuring actions.

   Operating income for the quarter ended September 30, 1995 includes a net gain of $6 million resulting primarily from the sale of older ships. For the quarter ended December 31, 1995, results include net gains of $13 million primarily resulting from divestitures of operations and other actions taken as part of the Company's ongoing program to improve shareholder value.
   A separate computation of earnings per share is made for each quarter presented. The dilutive effect on earnings per share resulting from the assumed conversions of preferred stock and convertible debt and exercise of stock options is included in each quarter in which dilution occurs. The earnings per share computation for the year is a separate annual calculation. Accordingly, the sum of the quarterly earnings per share amounts will not necessarily equal the earnings per share for the year.

Investor Information
                                                  Chiquita Brands International, Inc. and Subsidiary Companies
---------------------------------------------------------------------------------------------------------------
Stock Exchange Listings                        Investor Inquiries
New York, Boston & Pacific                     For other questions concerning your
                                               investment in Chiquita, contact
Stock Symbol                                   Corporate Affairs at (513) 784-6366.
CQB
                                               Trustees and Transfer Agents -
Shareholders of Record                           Debentures/Notes
At February 28, 1997, there were 6,007         7% Convertible Subordinated Debentures due
common shareholders of record.                     March 28, 2001
                                                 Trustee -
Transfer Agent and Registrar -                     The Chase Manhattan Bank
  Preferred and Capital Stock                      450 West 33rd Street
Chiquita Brands International, Inc.                New York, New York  10001
c/o Securities Transfer Company
One East Fourth Street                           Transfer, Paying and Conversion Agents -
Cincinnati, Ohio  45202                            The Chase Manhattan Bank-London, England
(513) 579-2414                                     Banque Paribas Luxembourg S.A.-Luxembourg
(800) 368-3417                                     Banque Bruxelles Lambert S.A.-Brussels, Belgium
                                                   Bank Leu, Ltd.-Zurich, Switzerland
Dividend Reinvestment
Shareholders who hold at least 100             9 1/8% Senior Notes due March 1, 2004*
common shares may increase their               9 5/8% Senior Notes due January 15, 2004*
investment in Chiquita shares through          10 1/4% Senior Notes due November 1, 2006*
the Dividend Reinvestment Plan without           Trustee -
payment of any brokerage commission or             The Fifth Third Bank
service charge.  Full details concerning           38 Fountain Square Plaza
the Plan may be obtained from Corporate            Cincinnati, OH  45263
Affairs or the Transfer Agent.
                                                   *Chiquita Brands International, Inc., c/o
Annual Meeting                                   Securities Transfer Company, is transfer agent
May 14, 1997                                     for these Notes.
10 a.m. Eastern Daylight Time
Omni Netherland Plaza Hotel
35 West Fifth Street
Cincinnati, Ohio  45202