Form 10-K405, Exhibit 13
period 1997-12-31
CHIQUITA BRANDS INTERNATIONAL INC
filed 1998-03-31
CIK 101063

EXHIBIT 13

Statement of Management Responsibility

The financial information presented in this Annual Report is the responsibility of Chiquita Brands International, Inc. management, which believes that it presents fairly the Company's consolidated financial position and results of operations in accordance with generally accepted accounting principles.
     The Company's system of internal accounting controls, which is supported by formal financial and administrative policies, is designed to provide reasonable assurance that the financial records are reliable for preparation of financial statements and that assets are safeguarded against losses from unauthorized use or disposition. Management reviews, modifies and improves these systems and controls as changes occur in business conditions and operations. The Company's worldwide internal audit function reviews the adequacy and effectiveness of controls and compliance with policies.
     The Audit Committee of the Board of Directors reviews the Company's financial statements, accounting policies and internal controls. In performing its reviews, the Committee meets periodically with the independent auditors, management and internal auditors to discuss these matters.
     The Company engages Ernst & Young LLP, an independent auditing firm, to audit its financial statements and express an opinion thereon. The scope of the audit is set by Ernst & Young LLP, which has full and free access to all Company records and personnel in conducting its audits. Representatives of Ernst & Young LLP are free to meet with the Audit Committee, with or without members of management present, to discuss their audit work and any other matters they believe should be brought to the attention of the Committee.

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Shareholders of Chiquita Brands
International, Inc.

We have audited the accompanying consolidated balance sheets of Chiquita Brands International, Inc. as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flow for each of the three years in the period ended December 31, 1997. These financial statements, appearing on pages 31 through 50, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chiquita Brands International, Inc. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flow for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP
Cincinnati, Ohio
February 11, 1998

Chiquita Brands International, Inc.
SELECTED FINANCIAL DATA

(In thousands, except
per share amounts)                      1997           1996           1995           1994          1993
-------------------------------------------------------------------------------------------------------
FINANCIAL CONDITION
Working capital                     $300,348       $379,977       $366,893       $230,434      $266,793
Capital expenditures                  76,248         74,641         64,640        136,981       196,554
Total assets                       2,401,613      2,466,934      2,623,533      2,774,239     2,722,824
Capitalization
  Short-term debt                    152,564        135,089        172,333        221,051       192,207
  Long-term debt                     961,972      1,079,251      1,242,046      1,364,836     1,438,378
  Shareholders' equity               780,086        724,253        672,207        644,809       584,069
Operations
Net sales                         $2,433,726     $2,435,248     $2,565,992     $2,505,826    $2,532,925
Operating income                     100,166         84,336        175,770         71,185       103,848
Income (loss) from
  continuing operations                  343        (27,728)        27,969        (84,311)      (51,081)
Discontinued operations                    -              -        (11,197)        35,611             -
Extraordinary loss from
  debt refinancing                         -        (22,838)        (7,560)       (22,840)            -
Net income (loss)                        343        (50,566)         9,212        (71,540)      (51,081)
Share Data
Shares used to calculate
  diluted earnings (loss)
  per common share                    57,025         55,195         53,650         52,033        51,427
Diluted earnings (loss)
  per common share:
  - Continuing operations              $(.29)         $(.72)          $.37         $(1.76)        $(.99)
  - Discontinued operations                -              -           (.21)           .69             -
  - Extraordinary items                    -           (.41)          (.14)          (.44)            -
  - Net income (loss)                   (.29)         (1.13)           .02          (1.51)         (.99)
Dividends per common share               .20            .20            .20            .20           .44
Market price per common share:
  High                                 18.00          16.38          18.00          19.25         17.50
  Low                                  12.75          11.50          12.25          11.25         10.13
  End of year                          16.31          12.75          13.75          13.63         11.50


MANAGEMENT'S ANALYSIS OF OPERATIONS
AND FINANCIAL CONDITION

Operations
----------
Sales of $2.4 billion in 1997 and 1996 were $130 million lower than in 1995 primarily as a result of the December 1995 sale of the Costa Rican operations of Chiquita's Numar edible oils group ("Numar Costa Rica"). The acquisition of two vegetable canning companies in the latter part of 1997 did not have a significant effect on net sales or operating income for the year. (See Note 3 to the Consolidated Financial Statements for additional discussion of these acquisitions.)
   Operating income of $100 million for 1997 was adversely affected by a stronger dollar in relation to major European currencies (mitigated in part by the Company's foreign currency hedging program) and by increased banana production costs resulting primarily from widespread flooding in 1996. These factors more than offset the benefit of higher local currency European banana pricing during the second half of the year. In early 1998, the Company is experiencing higher local currency European banana pricing, the effect of a stronger U.S. dollar and lower North American banana pricing in comparison to early 1997.
   For 1996, operating income was $84 million and included write-downs and costs of $70 million resulting from industry-wide flooding in Costa Rica, Guatemala and Honduras; modification of distribution logistics and the wind-down of particular production facilities to achieve further long-term reductions in the delivered product cost of Chiquita bananas; and certain claims relating to prior European Union ("EU") quota restructuring actions.
   Operating income for 1995 was $176 million and included a net gain of $19 million primarily resulting from divestitures of operations and other actions taken as part of the Company's ongoing program to improve shareholder value. These divestitures and other actions included sales of older ships, the sale of Numar Costa Rica, the shut-down of a portion of the Company's juice operations and the reconfiguration of banana production assets.
   Net interest expense decreased by $10 million in 1997 and $33 million in 1996 primarily as a result of refinancing and debt reduction activities. Net income (loss) includes extraordinary charges of $23 million in 1996 and $8 million in 1995 resulting from these activities.
   Income taxes consist principally of foreign income taxes currently paid or payable. No tax benefit was recorded for unrealized U.S. net operating loss carryforwards or other available tax credits.


European Union Regulatory Developments
---------------------------------------
On July 1, 1993, the EU implemented a quota system effectively restricting the volume of Latin American bananas imported into the EU, which had the effect of decreasing the Company's overall volume and market share in Europe. The quota regime is administered through a licensing system and grants preferred status to producers and importers within the EU and its former colonies, while imposing restrictive quotas and tariffs on bananas imported from other sources, including Latin America, Chiquita's primary source of fruit. Since imposition of the EU quota regime, prices within the EU have increased to a higher level than the levels prevailing prior to the quota. Banana prices in other worldwide markets, however, have been lower than in years prior to the EU quota, as the displaced EU volume has entered those markets.

   In two separate rulings, General Agreement on Tariffs and Trade ("GATT") panels found the EU banana policies to be illegal. In March 1994, four of the five countries which had initiated GATT complaints, Costa Rica, Colombia, Nicaragua and Venezuela, settled their GATT actions against the EU by entering into a "Framework Agreement" which guaranteed them preferential EU market access for bananas. The Framework Agreement was implemented in 1995 and imposed additional restrictive and discriminatory quotas and export licenses on U.S. banana marketing firms, while leaving EU firms exempt. This significantly increased the Company's cost to export bananas.

Since implementation of the quota system:

* In September 1994, Chiquita and the Hawaii Banana Industry Association made a joint filing with the Office of the U.S. Trade Representative ("USTR") under Section 301 of the U.S. Trade Act of 1974 charging that the EU quota and licensing regime and the Framework Agreement are unreasonable, discriminatory, and a burden and restriction on U.S. commerce.

* In January 1995, the U.S. Government announced a preliminary finding against the EU banana import policy and, a year later, the USTR found the banana Framework Agreement export policies to be unfair.

* In September 1995, the United States, Guatemala, Honduras and Mexico commenced a challenge against the EU quota regime using the procedures of the World Trade Organization ("WTO"). Ecuador, the world's largest exporter of bananas, joined these countries in filing a new WTO action in February 1996.

* In May 1997, a WTO arbitration panel issued a report ruling that the licensing and quota systems under the EU quota regime and the Framework Agreement violate numerous international trade obligations to the detriment of Latin American supplying countries and U.S. marketing firms such as

   Chiquita. The panel recommended that the WTO request the EU to conform its import regime for bananas to these trade obligations.

*  In June 1997, the EU appealed the WTO panel report.  In
   September 1997, the WTO Appellate Body upheld the panel's report and the full WTO body later adopted both the panel and Appellate Body reports.

* In January 1998, a WTO arbitrator ruled that the EU must fully implement banana policies consistent with the WTO report findings not later than December 31, 1998.

* In January 1998, the EU governing commission proposed a new quota and license regime for review and possible implementation by the EU. The five governments which filed the WTO complaint, joined by Panama which has recently become a WTO member and initiated its own challenge to the quota and Framework Agreement, have all indicated that they do not believe the current EU proposal complies with the WTO findings.

   If the EU fails to comply with the WTO rulings by the end of 1998, the WTO authorizes the injured governments to engage in retaliatory trade measures, such as tariffs or withdrawal of trade concessions, against the EU. However, there can be no assurance as to the results of the WTO proceedings, the nature and extent of actions that may be taken by the affected countries or the impact on the EU quota regime or the Framework Agreement.

Financial Condition
--------------------
Cash flow from operations was $67 million in 1997, $123 million in 1996 and $90 million in 1995. The decrease in 1997 operating cash flow compared to 1996 resulted primarily from the use of cash to fund a short-term increase in working capital and the payment in 1997 of prior year claims relating to earlier EU quota restructuring actions.
   Capital expenditures were $76 million in 1997, $75 million in 1996 and $65 million in 1995. The 1997 and 1996 capital expenditures include $19 million and $15 million, respectively, to rehabilitate banana farms and other assets damaged by storms in 1996. As a result of the Company's investment spending program for transportation system improvements and fresh fruit production capacity during the early 1990's, recurring capital expenditures (which exclude rehabilitation spending) have been less than depreciation and amortization for each of the past three years and have resulted in free cash flow exceeding the Company's results of operations by $34 million to $40 million per year.
   In late 1997 and early 1998, the Company issued $120 million of capital and preference stock and paid approximately $37 million of cash to acquire the common stock and retire a portion of the outstanding debt of three vegetable canning companies. These acquisitions expand the capacity, product lines and geographic coverage of the Company's existing vegetable canning business.
   In December 1996, Chiquita entered into a $125 million senior unsecured revolving credit facility. This facility, which is available through January 2001, provides flexibility in funding seasonal working capital and has allowed the Company to maintain lower cash balances, enabling the Company to further reduce debt and interest costs. Accordingly, debt repayments of $116 million were made in 1997. No amounts were drawn under this credit facility in 1997.
   Chiquita has also strengthened its balance sheet, enhanced short-term liquidity and reduced overall borrowing costs over the past three years through the following achievements:

* In 1996, raised a total of $255 million from public offerings of preferred shares and senior notes and used the proceeds to prepay subordinated debt, which carried effective interest rates of 11.5% to 12.1%, and to prepay high cost subsidiary debt.

* In December 1995, sold its remaining meat operations to Smithfield Foods, Inc. for approximately $60 million, consisting of $25 million in cash and approximately 1.1 million shares of Smithfield common stock which were sold for cash in 1996.

* Sold Numar Costa Rica in December 1995 for approximately $50 million in cash and $50 million in secured notes, which were collected in 1996.

* Sold older ships in 1995 for $90 million in cash and used approximately $50 million of the proceeds to prepay the related debt. In addition, the Company sold and leased back shipping containers in 1995, generating proceeds of $40 million and retiring approximately $27 million of related 9.8% debt.

* Replaced $153 million of ship loans in 1995 with loans having longer maturities totaling $187 million and negotiated the extension of the maturities on another $23 million ship loan.

* Used $36 million of restricted cash to prepay related subsidiary debt in December 1995 and, in 1996, obtained the right to use $40 million of previously restricted cash for general corporate purposes.

Hedging Activities
------------------
Chiquita's products are distributed in more than 60 countries. Its international sales are made primarily in U.S. dollars and major European currencies. The Company manages currency exchange risks from sales originating in currencies other than the dollar generally by exchanging local currencies for dollars immediately upon receipt, and by engaging from time to time in various hedging activities.

Debt denominated in currencies of countries other than the U.S. serves as a hedge of the net investments in those countries. At December 31, 1997, the Company had foreign currency option contracts to ensure conversion of approximately $400 million of foreign sales in 1998 at a rate not higher than 1.72 Deutsche marks per U.S. dollar or lower than 1.56 Deutsche marks per U.S. dollar. (See Note 8 to the Consolidated Financial Statements for additional discussion of the Company's hedging activities.)

Year 2000 Compliance
--------------------
As has been widely reported, many computer systems process dates based on two digits for the year of a transaction and are unable to process dates in the year 2000 and beyond. In connection with its ongoing information system management efforts, Chiquita has previously replaced or modified a significant portion of its key financial information and operational systems that were not year 2000 compliant. Remaining financial and operational systems have been assessed, and detailed plans have been developed and are being implemented to make the necessary modifications to ensure year 2000 compliance. The financial impact of making the required system changes for year 2000 compliance are not expected to have a material effect on Chiquita's financial statements.

Chiquita Brands International, Inc.
CONSOLIDATED STATEMENT OF INCOME

(In thousands, except
per share amounts)                                               1997             1996             1995
-------------------------------------------------------------------------------------------------------
Net sales                                                  $2,433,726       $2,435,248       $2,565,992
                                                          -----------      -----------      -----------
Operating expenses
  Cost of sales                                             1,935,870        1,947,888        1,958,063
  Selling, general and
    administrative expenses                                   311,568          313,490          333,537
  Depreciation                                                 86,122           89,534           98,622
                                                          -----------      -----------      -----------
                                                            2,333,560        2,350,912        2,390,222
                                                          -----------      -----------      -----------
  Operating income                                            100,166           84,336          175,770
Interest income                                                16,540           28,276           28,157
Interest expense                                             (108,913)        (130,232)        (163,513)
Other income, net                                                 750              892            1,455
                                                          -----------      -----------      -----------
Income (loss) from continuing operations
  before income taxes                                           8,543          (16,728)          41,869
Income taxes                                                   (8,200)         (11,000)         (13,900)
                                                          -----------      -----------      -----------
Income (loss) from continuing operations                          343          (27,728)          27,969
Discontinued operations                                             -                -          (11,197)
                                                          -----------      -----------      -----------
Income (loss) before extraordinary items                          343          (27,728)          16,772
Extraordinary loss from debt refinancing                            -          (22,838)          (7,560)
                                                          -----------      -----------      -----------
Net income (loss)                                               $ 343         $(50,566)          $9,212

Less dividends on preferred
  and preference stock                                        (16,949)         (11,955)          (8,266)
                                                          -----------      -----------      -----------
Net income (loss) attributable
  to common shares                                           $(16,606)        $(62,521)            $946
                                                          ===========      ===========      ===========
Per common share - basic and diluted
  - Continuing operations                                       $(.29)           $(.72)           $ .37
  - Discontinued operations                                         -                -             (.21)
  - Extraordinary items                                             -             (.41)            (.14)
                                                          -----------      -----------      -----------
  - Net income (loss)                                           $(.29)          $(1.13)            $.02
                                                          ===========      ===========      ===========

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.
CONSOLIDATED BALANCE SHEET
                                                                                            December 31,
                                                                                 -----------------------
(In thousands)                                                                   1997               1996
--------------------------------------------------------------------------------------------------------
ASSETS
Current assets
    Cash and equivalents                                                     $125,702           $285,558
    Trade receivables, less allowances of $10,683
       and $9,832, respectively                                               184,913            162,566
    Other receivables, net                                                     87,301             91,126
    Inventories                                                               349,948            275,177
    Other current assets                                                       35,602             29,884
                                                                          -----------        -----------
       Total current assets                                                   783,466            844,311
Property, plant and equipment, net                                          1,151,396          1,139,677
Investments and other assets                                                  301,173            319,149
Intangibles, net                                                              165,578            163,797
                                                                          -----------        -----------
       Total assets                                                        $2,401,613         $2,466,934
                                                                          ===========        ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
    Notes and loans payable                                                   $59,659            $78,107
    Long-term debt due within one year                                         92,905             56,982
    Accounts payable                                                          205,323            193,875
    Accrued liabilities                                                       125,231            135,370
                                                                          -----------        -----------
       Total current liabilities                                              483,118            464,334
Long-term debt of parent company                                              689,080            704,763
Long-term debt of subsidiaries                                                272,892            374,488
Accrued pension and other employee benefits                                    86,676             83,797
Other liabilities                                                              89,761            115,299
                                                                          -----------        -----------
       Total liabilities                                                    1,621,527          1,742,681
                                                                          -----------        -----------
Shareholders' equity
    Preferred and preference stock                                            253,239            249,256
    Capital stock, $.33 par value (61,168 and
       55,841 shares outstanding, respectively)                                20,389             18,614
    Capital surplus                                                           672,944            594,885
    Accumulated deficit                                                      (166,486)          (138,502)
                                                                          -----------        -----------
        Total shareholders' equity                                            780,086            724,253
                                                                          -----------        -----------
        Total liabilities and shareholders' equity                         $2,401,613         $2,466,934
                                                                          ===========        ===========
See Notes to Consolidated Financial Statements.

                                      -32-

Chiquita Brands International, Inc.
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                            Preferred                                              Total
                                                  and                                             share-
                                           preference      Capital    Capital     Accumulated     holders'
(In thousands)                                  stock        stock      surplus      deficit      equity
----------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                 $190,639      $16,434     $505,800     $(68,064)   $644,809

  Share issuances
    Option exercises                                -          110        3,249            -       3,359
    Exchange of capital shares
      for preference stock                    (52,270)       1,081       51,189            -           -
    Other                                           -          553       17,659            -      18,212
  Minimum pension
    liability adjustment                            -            -            -       15,124      15,124
  Net income                                        -            -            -        9,212       9,212
  Dividends
    Capital stock                                   -            -            -      (10,236)    (10,236)
    Preferred and preference stock                  -           78        3,122      (11,473)     (8,273)
                                            ---------    ---------    ---------    ---------   ---------
Balance at December 31, 1995                  138,369       18,256      581,019      (65,437)    672,207
  Share issuances
    Option exercises                                -          182        5,097            -       5,279
    Preferred stock                           110,887            -            -            -     110,887
    Other                                           -          176        8,769            -       8,945
  Net loss                                          -            -            -      (50,566)    (50,566)
  Dividends
    Capital stock                                   -            -            -      (11,094)    (11,094)
    Preferred stock                                 -            -            -      (11,405)    (11,405)
                                            ---------    ---------    ---------    ---------   ---------
Balance at December 31, 1996                  249,256       18,614      594,885     (138,502)    724,253
  Share issuances
    Option exercises                                -          170        6,045            -       6,215
    Acquisition of vegetable
      canning businesses                        3,983        1,528       67,258            -      72,769
    Other                                           -           77        4,756            -       4,833
  Net income                                        -            -            -          343         343
  Dividends
    Capital stock                                   -            -            -      (11,395)    (11,395)
    Preferred and preference stock                  -            -            -      (16,932)    (16,932)
                                            ---------    ---------    ---------    ---------   ---------
Balance at December 31, 1997                 $253,239      $20,389     $672,944    $(166,486)   $780,086
                                            =========    =========    =========    =========   =========

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.
CONSOLIDATED STATEMENT OF CASH FLOW

(In thousands)                                                         1997           1996         1995
--------------------------------------------------------------------------------------------------------
Cash provided (used) by:
   Operations
      Income (loss) from continuing operations                        $343       $(27,728)       $27,969
      Depreciation and amortization                                 91,588         96,455        104,581
      Gain on sales of non-core assets                                   -              -        (32,100)
      Write-downs of farms and cultivations                              -         28,300              -
      Changes in current assets and liabilities
         Receivables                                               (12,816)        10,644         16,194
         Inventories                                                 4,062         12,402         10,054
         Other current assets                                       (3,776)         7,943         (4,722)
         Accounts payable and accrued liabilities                  (22,613)        (6,375)       (28,759)
      Other                                                         10,155          1,694         (2,906)
                                                                 ---------      ---------      ---------
      Cash flow from operations                                     66,943        123,335         90,311
                                                                 ---------      ---------      ---------
Investing
      Capital expenditures                                         (76,248)       (74,641)       (64,640)
      Acquisition of vegetable canning businesses                  (14,819)             -              -
      Long-term investments                                         (8,475)        (1,831)          (814)
      Restricted cash deposits                                           -         39,520         35,510
      Proceeds from sales of non-core assets                             -         81,504        166,835
      Other                                                         (1,480)        10,321         (4,188)
                                                                 ---------      ---------      ---------
      Cash flow from investing                                    (101,022)        54,873        132,703
                                                                 ---------      ---------      ---------
Financing
      Debt transactions
         Issuances of long-term debt                                12,234        191,174        214,171
         Repayments of long-term debt                              (98,034)      (377,349)      (361,906)
         Net repayments of notes and loans payable                 (17,865)       (36,817)       (10,236)
      Stock transactions
         Issuances of preferred stock                                    -        110,887              -
         Issuances of capital stock                                  6,215          5,279          3,413
         Dividends                                                 (28,327)       (22,499)       (18,509)
                                                                 ---------      ---------      ---------
      Cash flow from financing                                    (125,777)      (129,325)      (173,067)
                                                                 ---------      ---------      ---------
Discontinued operations                                                  -              -         21,205
                                                                 ---------      ---------      ---------
Increase (decrease) in cash and equivalents                       (159,856)        48,883         71,152
Balance at beginning of year                                       285,558        236,675        165,523
                                                                 ---------      ---------      ---------
Balance at end of year                                            $125,702       $285,558       $236,675
                                                                 =========      =========      =========
See Notes to Consolidated Financial Statements.

                                                           -34-
Chiquita Brands International, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1 - Summary of Significant Accounting Policies
---------------------------------------------------------------
American Financial Group, Inc. and its subsidiaries owned approximately 39% of the outstanding capital stock of Chiquita Brands International, Inc. ("Chiquita" or the "Company") as of December 31, 1997.

CONSOLIDATION - The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries, other than the Meat Division which was sold in December 1995 and is accounted for as a discontinued operation (see Note 3).
Unless otherwise indicated, the accompanying notes present amounts related only to continuing operations. Intercompany balances and transactions have been eliminated.
    Investments representing minority interests are accounted for by the equity method when Chiquita has the ability to exercise significant influence in the investees' operations; otherwise, they are accounted for at cost. At December 31, 1997 and 1996, investments in food-related companies of $86 million and $72 million, respectively, were accounted for using the equity method. The excess of the carrying value over Chiquita's share of the fair value of the investees' net assets at the date of acquisition is being amortized over periods ranging from 10 to 40 years ($16 million, net of accumulated amortization, at December 31, 1997).

USE OF ESTIMATES - The financial statements have been prepared in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes.

CASH AND EQUIVALENTS - Cash and equivalents include cash and highly liquid investments with a maturity when purchased of three months or less.

INVENTORIES - Inventories are valued at the lower of cost or market. Cost for growing crops and certain banana inventories is determined principally on the "last-in, first-out" (LIFO) basis. Cost for other inventory categories is determined principally on the "first-in, first-out" (FIFO) or average cost basis.

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are stated at cost and, except for land, are depreciated on a straight-line basis over their estimated useful lives.

INTANGIBLES - Intangibles consist primarily of goodwill and trademarks which are amortized over not more than 40 years.
Accumulated amortization was $50 million and $45 million at

December 31, 1997 and 1996, respectively. The carrying value of intangibles is evaluated periodically in relation to the operating performance and future undiscounted cash flows of the underlying businesses.

REVENUE RECOGNITION - Revenue is recognized on sales of products when the customer receives title to the goods, generally upon delivery.

INCOME TAXES - Deferred income taxes are recognized at currently enacted tax rates for temporary differences between the financial reporting and income tax bases of assets and liabilities. Deferred taxes are not provided on the undistributed earnings of subsidiaries operating outside the U.S. that have been or are intended to be permanently reinvested.

FOREIGN EXCHANGE - Chiquita generally utilizes the U.S. dollar as its functional currency. Net foreign exchange gains (losses) of $(7) million in 1997, $1 million in 1996 and $7 million in 1995 are included in income.
                          -35-

    The Company enters into foreign currency option contracts and foreign exchange forward contracts to hedge transactions denominated in foreign currencies. These options and forward contracts are specifically designated as hedges and offset the losses or gains from currency risk associated with the hedged transactions. The Company does not enter into options or forward contracts for speculative purposes. Amounts paid for options and any gains realized thereon, as well as any gains or losses on forward contracts used to hedge firm commitments, are deferred until the hedged transaction occurs. Gains and losses on forward contracts used to hedge transactions where a firm commitment does not exist are included in income on a current basis.

EARNINGS PER SHARE - In 1997, Chiquita adopted Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings per Share" and applied the new standard to all periods presented in these financial statements. Under SFAS No. 128, basic earnings per share is calculated on the basis of the weighted average number of shares of common stock outstanding during the year reduced by nonvested restricted stock. Diluted earnings per share also includes the dilutive effect, if any, of assumed conversion of preferred and preference stock and convertible debentures and of assumed exercise of stock options. The adoption of SFAS No. 128 had no effect on reported earnings per share amounts.

OTHER NEW ACCOUNTING PRONOUNCEMENTS - In 1997, the Financial Accounting Standards Board issued SFAS No. 130 "Comprehensive Income" and SFAS No. 131 "Segment Information" and, in early 1998, issued SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits." These new standards, which become effective in 1998, are presently under review by the

Company. They are not expected to have a material effect on the Company's financial position or results of operations, although they may result in modification of future note disclosures.

Note 2 - Earnings Per Share
--------------------------------------------------------------------------------------------------------
Basic and diluted earnings per share calculations are as follows:

(In thousands, except per share amounts)                              1997           1996           1995
--------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                              $343       $(27,728)       $27,969
Dividends on preferred and preference stock                        (16,949)       (11,955)        (8,266)
                                                                ----------     ----------     ----------
Income (loss) from continuing operations
      attributable to common shares                               $(16,606)      $(39,683)       $19,703
                                                                ==========     ==========     ==========
Weighted average common shares outstanding                          57,185         55,450         53,647
Nonvested restricted shares                                           (160)          (255)          (407)
                                                                ----------     ----------     ----------
      Shares used to calculate basic
         earnings per share                                         57,025         55,195         53,240
Assumed exercise of stock options                                        -              -            410
                                                                ----------     ----------     ----------
      Shares used to calculate diluted
         earnings per share                                         57,025         55,195         53,650
                                                                ==========     ==========     ==========
      Basic and diluted income (loss) from
         continuing operations per share                             $(.29)         $(.72)          $.37
                                                                ==========     ==========     ==========

                                                          -36-

      The assumed conversions to common stock of preferred stock, preference stock, 7% convertible subordinated debentures and, for 1997 and 1996, the assumed exercise of outstanding stock options would have an anti-dilutive effect on diluted earnings per share and, therefore, have not been included in the computation. For additional information regarding the 7% convertible subordinated debentures, stock options and preferred and preference stock, see Notes 7, 10 and 11.


Note 3 - Acquisitions and Divestitures
-----------------------------------------------------------------
During 1997, the Company acquired separately the Owatonna Canning group of companies and American Fine Foods, Inc., privately-owned companies engaged primarily in the vegetable canning business. Chiquita issued capital stock valued at $72 million (including $3 million issued in 1998) and preference stock valued at $4 million to acquire these companies, and paid $19 million to retire debt of the acquired businesses. These transactions were accounted for as purchases and their results of operations since the dates of acquisition have been included in, but did not materially affect, Chiquita's consolidated financial statements. The assets of the acquired companies consist primarily of inventory and property, plant and equipment.
    In January 1998, Chiquita acquired Stokely USA, Inc., a publicly-owned vegetable canning business. In connection with the acquisition, Chiquita issued $11 million of capital stock in exchange for all outstanding Stokely shares and issued $33 million of capital stock and paid $18 million of cash to retire equal amounts of Stokely debt. After giving effect to these debt retirements, $36 million of Stokely debt remained outstanding and was assumed by Chiquita as part of the acquisition. This transaction will be accounted for as a purchase.
    The following unaudited pro forma information presents a summary of the consolidated results of operations of the Company as if the acquisitions of Owatonna, AFF and Stokely had occurred on January 1, 1996:

(In thousands, except per share amounts)
(Unaudited)                                                           1997                 1996
------------------------------------------------------------------------------------------------
Net sales                                                       $2,707,000           $2,736,000
Loss before extraordinary item                                      (1,300)             (33,000)
Net loss                                                            (1,300)             (56,000)
Net loss per common share                                             (.29)               (1.07)

   In December 1995, the Company sold its Meat Division to Smithfield Foods, Inc. for $60 million, consisting of $25 million in cash and 1.1 million shares of Smithfield common stock. These shares were sold for cash in 1996. Smithfield assumed all Meat Division liabilities, including pension obligations. "Discontinued operations" for 1995 consist of the following items relating to the Meat Division: write-off of a minimum pension liability adjustment of $15 million previously charged directly to shareholders' equity; income from operations of $3 million; and a gain on sale of $1 million. Meat Division net sales for 1995 were $1.5 billion.

   During 1995, the Company took other actions as part of its ongoing program to improve shareholder value. These actions, which included sales of older ships, the sale of the Costa Rican operations of the Numar edible oils group, the shut-down of a portion of the Company's juice operations and the reconfiguration of banana production assets, resulted in a net gain of $19 million. Proceeds consisted of $167 million in cash and $50 million of secured notes, which were collected in 1996.

Note 4 - Inventories
----------------------
Inventories consist of the following:
                                                                                   December 31,
(In thousands)                                                        1997                 1996
-----------------------------------------------------------------------------------------------
Bananas and other fresh produce                                    $36,035              $34,557
Canned vegetables                                                  128,824               57,652
Other food products                                                  8,661                9,277
Growing crops                                                      115,007              114,425
Materials and supplies                                              53,909               49,699
Other                                                                7,512                9,567
                                                                ----------            ---------
                                                                  $349,948             $275,177
                                                                ==========            =========

      The carrying value of inventories valued by the LIFO method was $124 million at December 31, 1997 and $119 million at December 31, 1996. If inventories were stated at current costs, total inventory would have been approximately $45 million and $33 million higher than reported at December 31, 1997 and 1996, respectively.

Note 5 - Property, Plant and Equipment
-----------------------------------------------------------------------------------------------------
Property, plant and equipment consist of the following:
                                                                                             Weighted
                                                                                              average
                                                                    December 31,          depreciable
(In thousands)                                         1997                 1996                lives
-----------------------------------------------------------------------------------------------------
Land  $91,718                                       $89,780
Buildings and improvements                          226,331              204,023             25 years
Machinery and equipment                             436,761              398,972             12 years
Ships and containers                                673,605              667,530             19 years
Cultivations                                        293,942              282,528             29 years
Other                                                78,946               72,700             20 years
                                                 ----------          -----------
                                                  1,801,303            1,715,533
Accumulated depreciation                           (649,907)            (575,856)
                                                 ----------          -----------
                                                 $1,151,396           $1,139,677
                                                 ==========          ===========

Note 6 - Leases
-----------------------------------------------------------------------------------------------------
Total rental expense consists of the following:
(In thousands)                                           1997                 1996               1995
-----------------------------------------------------------------------------------------------------
Gross rentals
    - ships and containers                            $79,746              $60,911            $94,829
    - other                                            35,509               35,893             35,562
                                                    ---------            ---------          ---------
                                                      115,255               96,804            130,391
Less sublease rentals                                 (14,359)             (11,094)           (17,310)
                                                    ---------            ---------          ---------
                                                     $100,896              $85,710           $113,081
                                                    =========            =========          =========

    Future minimum rental payments required under operating leases having initial or remaining non-cancelable lease terms in excess of one year at December 31, 1997 are as follows:

                                                    Ships and
(In thousands)                                     containers                Other              Total
-----------------------------------------------------------------------------------------------------
1998                                                  $31,912              $19,175            $51,087
1999                                                   35,185               17,077             52,262
2000                                                   30,649               13,327             43,976
2001                                                   16,255                8,164             24,419
2002                                                   16,416                7,019             23,435
Later years                                            32,117               13,174             45,291

    Portions of the minimum rental payments for ships constitute reimbursement for ship operating costs paid by the lessor. Aggregate future minimum rental payments to be received from non-cancelable subleases at December 31, 1997, principally for office space and ships, total $14 million.

Note 7 - Debt
-----------------------------------------------------------------------------------------------------
Long-term debt consists of the following:
                                                                                         December 31,
(In thousands)                                                                1997               1996
-----------------------------------------------------------------------------------------------------
Parent Company
9 1/8% senior notes, due 2004                                             $175,000           $175,000
9 5/8% senior notes, due 2004                                              248,004            247,770
10 1/4% senior notes, due 2006                                             148,861            148,788
7% subordinated debentures, due 2001, convertible
    into capital stock at $43 per share                                    117,215            133,205
                                                                       -----------        -----------
        Long-term debt of parent company                                  $689,080           $704,763
                                                                       ===========        ===========
Subsidiaries
Loans secured by ships and containers, due in
    installments from 1998 to 2009 - average
    effective interest rate of 8.6%                                       $242,463           $269,522
Caribbean Basin Projects Financing Authority (CBI
    Industrial Revenue Bonds 1993 Series A) loan, due
    1998 - variable interest rate of 4.6% (4.5% in 1996)                    38,000             38,000
Overseas Private Investment Corporation loan,
    prepaid in January 1998 -  variable interest rate
    of 8.0% (8.3% in 1996)                                                  11,126             13,406
Foreign currency loans maturing through 2008
    - average interest rate of 8% (14% in 1996)                             10,478             19,969
Other loans maturing through 2012 - average
    interest rate of 9%                                                     63,730             90,573
Less current maturities                                                    (92,905)           (56,982)
                                                                       -----------       ------------
        Long-term debt of subsidiaries                                    $272,892           $374,488
                                                                       ===========       ============

      The 7% subordinated debentures are callable at face value. The 10 1/4% senior notes are callable beginning in 2001 at a price of 105 1/8% of face value declining to face value in 2004. Certain of the covenants under the Company s senior note agreements contain restrictions on the payment of cash dividends. At December 31, 1997, approximately $305 million was available for dividend payments under the most restrictive covenants.
   As part of its ongoing program to strengthen its balance sheet and reduce interest costs, the Company:

* Called its $66 million outstanding 10 1/2% subordinated debentures for redemption at par in June 1996, resulting in an extraordinary loss of $6 million consisting primarily of a non-cash write-off of unamortized discount.

* Issued $150 million principal amount of 10 1/4% senior notes due 2006 in July 1996. The proceeds from this offering, together with a portion of the proceeds from the sale of Series B preferred stock (see Note 11), were used to redeem the $220 million outstanding 11 1/2% subordinated notes at a redemption premium of 5.7% of the principal amount. This prepayment resulted in an extraordinary loss of $17 million.

* Replaced $153 million of ship loans with loans having longer maturities totaling $187 million during 1995, resulting in an extraordinary loss of $5 million.

* Sold and leased back $40 million of container equipment in December 1995 and used $27 million of the sale proceeds to prepay related debt, resulting in an extraordinary loss of $3 million.

   At December 31, 1997, $116 million of loans secured by ships had interest rates fixed at an average of 7.9% by the terms of the loans or by the operation of interest rate swap agreements (see Note 8). The average effective interest rate on ship and container loans includes the amortization of deferred hedging losses from interest rate futures contracts.

Maturities on long-term debt during the next five years are:

                                                   Parent
(In thousands)                                    Company             Subsidiaries              Total
-----------------------------------------------------------------------------------------------------
1998                                                   $-                  $92,905            $92,905
1999                                                    -                   54,986             54,986
2000                                                    -                   40,162             40,162
2001                                              117,215                   48,534            165,749
2002                                                    -                   32,526             32,526


     The Company has a $125 million senior unsecured revolving credit facility available through January 2001. Interest on borrowings under the facility is based on, at the Company's option, the bank corporate base rate, the federal funds effective rate or prevailing interbank Eurodollar offering rates. The credit facility contains covenants which require the Company to satisfy certain ratios related to net worth, debt-to-equity and interest coverage. An annual fee of up to 1/2% is payable on the unused portion of the facility. At December 31, 1997, no amounts were outstanding under the facility.
   The Company maintains various other lines of credit with domestic and foreign banks for borrowing funds on a short-term basis. The average interest rate for all short-term notes and loans payable outstanding at December 31, 1997 was 7.5% (9.2% at December 31, 1996).
   Cash payments relating to interest expense were $104 million in 1997, $126 million in 1996 and $156 million in 1995.

Note 8 - Hedging Transactions
---------------------------------------------------------------
Chiquita has interest rate swap agreements maturing between 1998 and 2001 to fix the rate of interest on approximately $36 million of its variable rate ship loans. The Company has currency and interest rate swap agreements maturing between 2004 and 2005 which have the effect of converting $44 million of ship loans denominated in British pounds into U.S. dollar loans with variable interest rates that became fixed at 7.7% in 1997.
   At December 31, 1997, the Company had option contracts which ensure conversion of approximately $400 million of foreign sales in 1998 at a rate not higher than 1.72 Deutsche marks per U.S. dollar or lower than 1.56 Deutsche marks per U.S. dollar.

   The carrying values and estimated fair values of the Company's debt, associated interest rate agreements and foreign currency swap and option contracts are summarized below:

                                                     December 31, 1997                 December 31, 1996
                                               -----------------------           -----------------------
                                            Carrying         Estimated         Carrying        Estimated
(In thousands)                                 value        fair value            value       fair value
--------------------------------------------------------------------------------------------------------
Debt                                     $(1,114,536)      $(1,160,200)     $(1,214,628)     $(1,237,300)
Interest rate swap and
   cap agreements                                  -              (900)             288           (1,200)
Foreign currency swap
   agreements                                      -             6,200                -            7,900
Foreign currency option
   contracts                                   7,014            20,600            4,544            9,500


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

Note 9 - Pension and Severance Benefits
-----------------------------------------------------------------
The Company and its subsidiaries have several defined benefit and contribution pension plans covering approximately 5,000 domestic and foreign employees. Approximately 30,000 employees are covered by Central and South American severance plans. Pension plans covering eligible salaried employees and Central and South American severance plans for all employees call for benefits to be based upon years of service and compensation rates.
   Pension and severance expense consists of the following:

(In thousands)                                                        1997           1996          1995
-------------------------------------------------------------------------------------------------------
Defined benefit and severance plans:
  Service cost - benefits earned
    during the period                                               $5,388         $5,650        $5,664
  Interest cost on projected benefit obligation                      8,396          8,015         8,622
  Actual return on plan assets                                      (2,176)        (2,320)       (2,505)
  Net amortization and deferral                                      1,747          1,802         1,441
                                                                ----------     ----------    ----------
                                                                    13,355         13,147        13,222
Defined contribution plans                                           3,888          3,424         3,458
                                                                ----------     ----------    ----------
   Total pension and severance expense                             $17,243        $16,571       $16,680
                                                                ==========     ==========    ==========

                                                           -42-

      The Company's pension and severance benefit obligations relate primarily to Central and South American benefits which, in accordance with local government regulations, are generally not funded until benefits are paid. Domestic pension plans are funded in accordance with the requirements of the Employee Retirement Income Security Act. Plan assets consist primarily of corporate debt securities, U.S. Government and agency obligations and collective trust funds.

The funded status of the Company's domestic and foreign defined benefit pension and severance plans is as follows:

                                                         Plans for which                Plans for which
                                                           assets exceed           accumulated benefits
                                                    accumulated benefits                  exceed assets
                                                         at December 31,                at December 31,
                                                 -----------------------         ----------------------
(In thousands)                                          1997          1996            1997         1996
-------------------------------------------------------------------------------------------------------
Plan assets at fair market value                     $16,434        $7,488         $22,281      $19,970
                                                    --------      --------        --------     --------
Present value of benefit obligations:
    Vested                                            11,023         5,228          75,872       74,421
    Nonvested                                            169            30             949        1,003
                                                    --------      --------        --------     --------
Accumulated benefit obligation                        11,192         5,258          76,821       75,424
Additional amounts related to
    projected pay increases                            2,752         2,485          16,327       17,327
                                                    --------      --------        --------     --------
Projected benefit obligation                          13,944         7,743          93,148       92,751
                                                    --------      --------        --------     --------
Plan assets in excess of (less than)
    projected benefit obligation                       2,490          (255)        (70,867)     (72,781)
Projected benefit obligation not yet
    recognized in the balance sheet:
      Net actuarial loss                                 954           962          19,162       17,401
      Prior service cost                                 405            94           1,942        3,062
      Obligation (asset) at transition,
        net of amortization                              (26)          (33)          4,031        4,570
Adjustment required to recognize
    minimum liability                                      -             -          (8,808)      (7,706)
                                                    --------      --------        --------     --------
Net balance sheet asset (liability)                   $3,823          $768        $(54,540)*   $(55,454)*
                                                    ========      ========        ========     ========

* Includes $49 million in 1997 and $51 million in 1996 relating to foreign pension and severance plans that are generally not required to be funded until benefits are paid.

  The projected benefit obligations of Central and South American pension and severance plans in 1997 and 1996 were determined using discount rates of approximately 9 1/4%. The assumed long-term rate of compensation increase was 6% for both years. The projected benefit obligations of the Company's domestic pension plans were determined using assumed discount rates of approximately 7 1/4% in 1997 and 7 3/4% in 1996. The assumed long-term rate of compensation increase was 5 3/4% in 1997 and 1996 and the assumed long-term rates of return on plan assets were approximately 8 1/2% in 1997 and 9% in 1996.

Note 10 - Stock Options
-------------------------------
Under its non-qualified 1986 Stock Option and Incentive Plan, the Company may grant up to an aggregate of 15 million shares of capital stock in the form of stock options, stock appreciation rights and stock awards. Under this plan, options have been granted to directors, officers and other key employees to purchase shares of the Company's capital stock at the fair market value at the date of grant. The options vest over ten years and may be exercised over a period not in excess of 20 years.
  A summary of the Company's stock option activity and related information follows:

-----------------------------------------------------------------------------------------------------------
                                                      1997                    1996                     1995
                                          ----------------        ----------------         ----------------
                                                  Weighted                Weighted                 Weighted
                                                   average                 average                  average
                                                  exercise                exercise                 exercise
                                       Shares        price     Shares        price      Shares        price
-----------------------------------------------------------------------------------------------------------
Under option at
  beginning of year                     6,893       $13.09      5,993       $12.71       5,214       $12.53
Options granted                         2,539        14.08      1,953        13.40       1,765        13.45
Options exercised                        (509)       12.21       (546)        9.68        (332)       10.13
Options canceled
  or expired                             (520)       13.15       (507)       13.41        (654)       14.55
                                     --------     --------   --------     --------    --------     --------
Under option at
  end of year                           8,403       $13.44      6,893       $13.09       5,993       $12.71
                                     ========     ========   ========    =========    ========     ========
Options exercisable at
  end of year                           2,943       $13.45      2,381       $13.20       2,439       $12.51
                                     ========     ========   ========    =========    ========     ========
Shares available for
  future grant                          2,536                   4,811                    6,365
                                     ========                ========                 ========

      Options outstanding as of December 31, 1997 have exercise prices ranging from $10.18 to $34.44 and a weighted average remaining contractual life of 17 years. More than 95% of these options have exercise prices in the range of $10.18 to $16.13.
   Under Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees," because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. SFAS No. 123 "Accounting for Stock-Based Compensation" requires disclosure of the estimated fair value of stock options granted after 1994 and pro forma financial information assuming compensation expense was recorded using these fair values.

   The estimated weighted average fair value per option share granted is $6.34 for 1997, $5.93 for 1996 and $6.33 for 1995 using a Black-Scholes option pricing model with the following assumptions: weighted average risk-free interest rates of 6.5% for 1997, 5.8% for 1996 and 7.3% for 1995; dividend yield of 1.5%; volatility factor for the Company's common stock price of approximately 37%; and a weighted average expected life of eight years for options not forfeited.
   The estimated pro forma compensation expense based on these option fair values would be approximately $3 million ($.05 per share) in 1997, $2 million ($.04 per share) in 1996 and $1 million ($.03 per share) in 1995. Because SFAS No. 123 applies only to options granted subsequent to 1994, the effect of applying this standard to current year pro forma information is not necessarily indicative of the effect in future years.

Note 11 - Shareholders' Equity
----------------------------------------------------------------
At December 31, 1997, 150 million shares of capital stock were authorized, including unissued shares reserved for the following purposes:

    Issuance under stock option and employee
         benefit plans                                                               15 million
      Conversion of 7% subordinated debentures                                        3 million
      Conversion of preferred and preference stock                                   26 million

      During 1996 and 1995, Chiquita issued approximately 296,000 and 725,000 shares of capital stock in repayment of $4 million and $11 million of subsidiary debt, respectively. During 1997, in connection with vegetable canning acquisitions, the Company issued 4,585,210 shares of capital stock and 79,659 shares of new $2.50 Convertible Preference Stock, Series C to the former owners. An additional 182,735 shares of capital stock and 4,712 shares of Series C preference stock were issued in 1998 as part of the final payment for these acquisitions. In January 1998, Chiquita issued 2,966,533 shares of capital stock in connection with the acquisition of Stokely USA, Inc. (see Note 3).
   At December 31, 1997, three series of preferred and preference stock are outstanding, each share of which has a liquidation preference of $50.00 and has an annual dividend rate and is convertible at the holder's option into a number of shares of Chiquita capital stock as follows:

                                                                                   Annual      Holders'
                                                                      Shares     dividend    conversion
                                                                 outstanding         rate          rate
-------------------------------------------------------------------------------------------------------
$2.875 Non-Voting Cumulative Preferred
   Stock, Series A                                                 2,875,000       $2.875        2.6316
$3.75 Convertible Preferred Stock, Series B                        2,300,000        3.750        3.3333
$2.50 Convertible Preference Stock, Series C                          79,659        2.500        2.9220
-------------------------------------------------------------------------------------------------------

      Each Series A share is convertible at the Company's option (provided the market value of Chiquita capital stock exceeds $24.70 per share) into 2.6316 shares of capital stock through February 2001 and thereafter into a number of shares of capital stock (not exceeding 10 shares) having a total market value of $50.00.
   Series B shares were issued in 1996 for aggregate net proceeds of $111 million. Each of these shares is convertible at the Company's option beginning in September 1999 into a number of shares of capital stock (not exceeding 10 shares) having a total market value of $51.50 (decreasing thereafter to $50.00 if converted in or after September 2001).
   Each Series C share is convertible at the Company's option beginning in July 2000 into a number of shares of capital stock (not exceeding 10 shares) having a total market value of $51.50 (decreasing thereafter to $50.00 if converted after June 2002).
   The Series A and Series B shares are non-voting.  The Series
C shares have one vote per share, voting with the capital stock. In certain circumstances if the Company fails to pay quarterly dividends on Series A, B and C shares, the holders of such shares, voting as a class, have the right to elect two directors in addition to the regular directors. The Board of Directors has the authority to fix the terms of 4,825,000 additional shares of Non-Voting Cumulative Preferred Stock and 3,915,629 additional shares of Cumulative Preference Stock.

Note 12 - Income Taxes
      Income taxes consist of the following:
-----------------------------------------------------------------------------------------------------
(In thousands)                        U.S. Federal       U.S. State          Foreign            Total
-----------------------------------------------------------------------------------------------------
1997
Current tax expense                           $375           $1,125           $6,076           $7,576
Deferred tax expense                             -                -              624              624
                                          --------         --------         --------        ---------
                                              $375           $1,125           $6,700           $8,200
                                          ========         ========         ========        =========
1996
Current tax expense                           $181           $1,210           $9,026          $10,417
Deferred tax expense                             -                -              583              583
                                          --------         --------         --------        ---------
                                              $181           $1,210           $9,609          $11,000
                                          ========         ========         ========        =========
1995
Current tax expense                         $1,218           $1,011          $12,657          $14,886
Deferred tax benefit                             -                -             (986)            (986)
                                          --------         --------         --------        ---------
                                            $1,218           $1,011          $11,671          $13,900
                                          ========         ========         ========        =========

   Income (loss) from continuing operations before income taxes consists of the following:

(In thousands)                                                 1997             1996             1995
------------------------------------------------------------------------------------------------------
Subject to tax in:
United States                                              $(39,211)        $(54,575)        $(17,735)
Foreign jurisdictions                                        47,754           37,847           59,604
                                                        -----------      -----------      -----------
                                                             $8,543         $(16,728)         $41,869
                                                        ===========      ===========      ===========

      Income tax expense differs from income taxes computed at the U.S. federal statutory rate for the following reasons:

(In thousands)                                                 1997             1996             1995
------------------------------------------------------------------------------------------------------
Income tax expense (benefit) computed at
  U.S. federal statutory rate                                $2,990          $(5,855)         $14,654
U.S. alternative minimum tax, net of credit                       -                -              821
State income taxes, net of federal benefit                      731              787              657
U.S. losses for which no tax benefit has
  been recognized                                            13,723           18,819                -
Foreign tax differential                                    (12,728)          (4,954)          10,595
Use of U.S. net operating loss carryforwards                      -                -          (11,959)
Goodwill amortization                                         1,148            1,154            1,218
Other                                                         2,336            1,049           (2,086)
                                                         ----------       ----------       ----------
Income tax expense                                           $8,200          $11,000          $13,900
                                                         ==========       ==========       ==========

                                                        -46-

      The components of deferred income taxes included on the balance sheet are as follows:

                                                                                          December 31,
                                                                                ---------------------
(In thousands)                                                                 1997              1996
-----------------------------------------------------------------------------------------------------
Deferred tax benefits
    Employee benefits                                                       $27,813           $28,223
    Accrued expenses                                                         13,074            21,999
    Other                                                                    29,659            15,846
                                                                         ----------        ----------
                                                                             70,546            66,068
    Valuation allowance                                                      (4,329)           (6,513)
                                                                         ----------        ----------
                                                                             66,217            59,555
                                                                         ----------        ----------
Deferred tax liabilities
    Depreciation and amortization                                           (29,338)          (21,084)
    Growing crops                                                           (20,968)          (20,968)
    Long-term debt                                                           (8,284)           (9,976)
    Other                                                                    (9,344)           (9,390)
                                                                         ----------        ----------
                                                                            (67,934)          (61,418)
                                                                         ----------        ----------
    Net deferred tax liability                                              $(1,717)          $(1,863)
                                                                         ==========        ==========

      Net deferred taxes do not reflect the benefit that would be available to the Company from the use of its U.S. operating loss carryforwards of $265 million, capital loss carryforwards of $38 million, alternative minimum tax credits of $6 million and foreign tax credit carryforwards of $4 million. The operating loss carryforwards expire from 2007 through 2012, the capital loss carryforwards expire in 2000 and the foreign tax credit carryforwards expire from 1998 through 2002. Undistributed earnings of foreign subsidiaries which have been, or are intended to be, permanently reinvested in operating assets, if remitted, are expected to result in little or no tax by operation of relevant statutes and the carryforward attributes described above. Cash payments for income taxes, net of refunds, were $5 million in 1997, $10 million in 1996 and $14 million in 1995.

                           -47-

Note 13 - Geographic Area Information
----------------------------------------------------------------
The Company is a leading international marketer, producer and distributor of bananas and other quality fresh and processed food products. The Company's products are sold throughout the world and its principal production and processing operations are conducted in Central, South and North America. With the sale of its remaining Meat Division operations in December 1995, the

Company's continuing operations constitute a single business segment.
   Chiquita's earnings are heavily dependent upon products grown and purchased in Central and South America. These activities, a significant factor in the economies of the countries where Chiquita produces bananas and related products, are subject to the risks that are inherent in operating in such foreign countries, including government regulation, currency restrictions and other restraints, risk of expropriation and burdensome taxes. Certain of these operations are substantially dependent upon leases and other agreements with these governments.
   The Company is also subject to a variety of governmental regulations in certain countries where it markets bananas and other products, including import quotas and tariffs, currency exchange controls and taxes.
   Financial information by geographic area follows:

(In thousands)                                                 1997             1996             1995
-----------------------------------------------------------------------------------------------------
Net sales to unaffiliated customers
    North America                                        $1,327,168       $1,286,096       $1,261,422
    Central and South America                                54,946           67,228          177,419
    Europe and other international                        1,051,612        1,081,924        1,127,151
                                                        -----------      -----------      -----------
       Consolidated net sales                            $2,433,726       $2,435,248       $2,565,992
                                                        ===========      ===========      ===========
Operating income
    North America                                          $(27,804)         $10,864          $31,203
    Central and South America                                 6,395            2,063           64,891
    Europe and other international                          134,566           84,519           93,102
    Unallocated expenses                                    (12,991)         (13,110)         (13,426)
                                                        -----------      -----------      -----------
       Consolidated operating income                       $100,166          $84,336         $175,770
                                                        ===========      ===========      ===========
Identifiable assets
    North America                                          $602,968         $445,105         $439,385
    Central and South America                               749,259          742,415          835,851
    Europe and other international                          362,973          395,793          409,677
    Shipping operations                                     516,483          545,267          575,761
    Corporate assets                                        169,930          338,354          362,859
                                                        -----------      -----------      -----------
       Consolidated assets                               $2,401,613       $2,466,934       $2,623,533
                                                        ===========      ===========      ===========

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

Note 14 - Litigation
-----------------------------------------------------------------
A number of legal actions are pending against the Company. Based on information currently available to the Company and advice of counsel, management does not believe such litigation will, individually or in the aggregate, have a material adverse effect on the financial statements of the Company.

                           -49-

Note 15 - Quarterly Financial Data (Unaudited)
-----------------------------------------------------------------
The following quarterly financial data are unaudited, but in the opinion of management include all necessary adjustments for a fair presentation of the interim results, which are subject to significant seasonal variations.

1997
(In thousands, except per
     share amounts)                        March 31          June 30         Sept. 30          Dec. 31
------------------------------------------------------------------------------------------------------
Net sales                                 $631,410         $646,233         $556,261         $599,822
Cost of sales                             (464,071)        (484,036)        (463,993)        (523,770)
Operating income (loss)                     71,386           67,897           (5,376)         (33,741)
Net income (loss)                           43,294           41,083          (28,015)         (56,019)

Basic earnings (loss) per share                .70              .66             (.57)           (1.01)
Diluted earnings (loss) per share              .60              .57             (.57)           (1.01)

Dividends per common share                     .05              .05              .05              .05
Capital stock market price
    High                                     16.00            15.88            16.13            18.00
    Low                                      12.75            13.75            13.94            15.50

1996
(In thousands, except per
share amounts)                            March 31          June 30         Sept. 30          Dec. 31
------------------------------------------------------------------------------------------------------
Net sales                                 $624,806         $713,698         $541,581         $555,163
Cost of sales                             (471,999)        (534,591)        (431,385)        (509,913)
Operating income (loss)                     57,861           75,120           15,861          (64,506)
Income (loss) before
    extraordinary item                      24,228           43,089           (7,585)         (87,460)
Extraordinary loss from
    debt refinancing                             -           (5,556)         (17,282)               -
Net income (loss)                           24,228           37,533          (24,867)         (87,460)

Basic earnings (loss) per share
    - Before extraordinary items               .40              .74             (.20)           (1.65)
    - Extraordinary items                        -             (.10)            (.31)               -
    - Net income (loss)                        .40              .64             (.51)           (1.65)

Diluted earnings (loss) per share
    - Before extraordinary items               .38              .68             (.20)           (1.65)
    - Extraordinary items                        -             (.09)            (.31)               -
    - Net income (loss)                        .38              .59             (.51)           (1.65)

Dividends per common share                     .05              .05              .05              .05
Capital stock market price
    High                                     16.38            15.50            13.50            13.88
    Low                                      12.63            13.00            11.50            11.50

    Operating income for the quarter ended March 31, 1996 includes write-downs and costs of $12 million resulting from industry-wide flooding in Costa Rica. Operating income for the quarter ended December 31, 1996 includes write-downs and costs of $58 million resulting from industry-wide flooding in Guatemala and Honduras; certain strategic undertakings designed to achieve further long-term reductions in the delivered product cost of bananas;
and certain claims relating to prior EU quota restructuring actions.

  Per share results include the dilutive effect of assumed conversion of preferred stock and options into common stock during the period presented. The effects of assumed conversions are determined independently for each respective quarter and year and may not be dilutive during every period due to variations in operating results. Therefore, the sum of quarterly per share results will not necessarily equal the per share results for the full year.

Stock Exchange Listings
---------------------------
New York, Boston and Pacific

Stock Symbol
----------------
CQB

Shareholders of Record
-------------------------
At February 28, 1998 there were 5,960 common shareholders of record.

Transfer Agent and Registrar -
Preferred, Preference and Capital Stock
Chiquita Brands International, Inc.
c/o Securities Transfer Company
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-2414
(800) 368-3417

Dividend Reinvestment
--------------------------
Shareholders who hold at least 100 common shares may increase their investment in Chiquita shares through the Dividend
Reinvestment Plan without payment of any brokerage commission or service charge. Full details concerning the Plan may be obtained from Corporate Affairs or the Transfer Agent.

Annual Meeting
-------------------
May 13, 1998
10 a.m. Eastern Daylight Time
Omni Netherland Plaza Hotel
35 West Fifth Street
Cincinnati, Ohio 45202

Investor Inquiries
------------------------
For other questions concerning your investment in Chiquita, contact Corporate Affairs at (513) 784-6366.

Trustees and Transfer Agents -
Debentures/Notes
-------------------------------
7% Convertible Subordinated Debentures due
March 28, 2001
  Trustee -
  The Chase Manhattan Bank
  450 West 33rd Street
  New York, New York 10001

Transfer, Paying and Conversion Agents -
----------------------------------------
  The Chase Manhattan Bank
  New York, New York

  The Chase Manhattan Bank
  London, England

  Banque Paribas Luxembourg S.A.
  Luxembourg


  Banque Bruxelles Lambert S.A.
  Brussels, Belgium

  Bank Leu, Ltd.
  Zurich, Switzerland


9 1/8% Senior Notes due March 1, 2004*
9 5/8% Senior Notes due January 15, 2004*
10 1/4% Senior Notes due November 1, 2006*

  Trustee
  ------------
  The Fifth Third Bank
  38 Fountain Square Plaza
  Cincinnati, Ohio 45263

* Chiquita Brands International, Inc., c/o Securities Transfer
Company, is transfer agent for these Notes.