Form 10-K, Exhibit 13
period 1998-12-31
CHIQUITA BRANDS INTERNATIONAL INC
filed 1999-03-31
CIK 101063

Statement of Management Responsibility
--------------------------------------

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



Report of Ernst & Young LLP, Independent Auditors
-------------------------------------------------
The Board of Directors and Shareholders of Chiquita Brands International, Inc.

We have audited the accompanying consolidated balance sheets of Chiquita Brands International, Inc. as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flow for each of the three years in the period ended December 31, 1998. These financial statements, appearing on pages 37 through 57, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chiquita Brands International, Inc. at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flow for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP
Cincinnati, Ohio
February 9, 1999

                               -30-
MANAGEMENT'S ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

OPERATIONS
----------
This analysis of operations addresses Chiquita's operating results shown in the Consolidated Statement of Income. The following analysis should be read in conjunction with the segment information presented in Note 13 to the Consolidated Financial Statements.

(In thousands)               1998        1997       1996
--------------------------------------------------------------------
Net sales
  Fresh Produce        $2,243,284  $2,198,939 $2,233,902
  Processed Foods         477,077     234,787    201,346
                       ----------  ---------- ----------
                       $2,720,361  $2,433,726 $2,435,248
                       ==========  ========== ==========
Operating income
  Fresh Produce           $53,085     $82,562    $66,491
  Processed Foods          25,524      17,604     17,845
                       ----------  ---------- ----------
                          $78,609    $100,166    $84,336
                       ==========  ========== ==========

   Net sales in 1998 increased 12% over the prior two years' amounts primarily as a result of the expansion of Chiquita's Processed Foods business through acquisitions of vegetable canning operations in late 1997 and early 1998. (See
Note 15 to the Consolidated Financial Statements for additional discussion of these acquisitions.)
   Operating income in 1998 was $79 million compared to $100 million in 1997 and $84 million in 1996. Operating income includes:

   * In 1998, write-downs and costs of $74 million, net of minimum expected insurance recoveries, as a result of significant flood damage to operations in Honduras and Guatemala caused by Hurricane Mitch. This includes write-downs of banana cultivations and farm infrastructure assets, and costs for employee benefits and humanitarian aid.

   * In 1996, write-downs and costs of $70 million from flooding in Costa Rica, Guatemala and Honduras; modification of distribution logistics and the wind-down of particular banana production facilities; and certain claims relating to prior European Union ("EU") quota restructuring actions.

   Excluding the effect of the items described above, operating income for Fresh Produce improved in 1998 primarily as a result of lower delivered product costs for bananas as the Company realized increased farm productivity and transportation cost reductions on higher worldwide banana volume. The benefit of lower delivered product costs more than offset the effects of lower dollar price realizations in Europe and North America and unrecovered fixed costs incurred as a result of a strike in the Company's western Panama division early in the year. Increased volume of other fresh produce, especially tomatoes, mushrooms and blueberries, also contributed to the Fresh Produce earnings improvement. The increase in Processed Foods 1998 operating income over the prior year amount resulted from acquisitions of vegetable canning operations in late 1997 and early 1998.

                              -31-
   The 1998 results also include write-offs of a non-operating investment and of impaired banana cultivations in Chiquita's western Panama division, which were damaged during a two-month strike. Full production at this division resumed in December 1998. These write-offs were offset by a gain from a cash settlement in excess of $10 million for claims against a newspaper concerning a series of false and misleading articles about the Company. The write-off of the investment and the settlement gain are included in Other income and the write-off of banana cultivations is included in Cost of sales.
   In 1997, Fresh Produce operating results were adversely affected by a stronger dollar in relation to major European currencies (mitigated in part by the Company's foreign currency hedging program) and by increased banana production costs resulting primarily from industry-wide flooding in 1996.
   Net interest expense decreased from $102 million in 1996 to $92 million in 1997 as a result of refinancing and debt reduction activities. The net loss in 1996 includes extraordinary charges of $23 million resulting from these activities.
   Income taxes consist principally of foreign income taxes currently paid or payable. No tax benefit was recorded for unrealized U.S. net operating loss carryforwards or other available tax credits.


HURRICANE MITCH
--------------------
In late October and early November of 1998, the Company sustained significant damage to its operations in Honduras and Guatemala as a result of widespread flooding caused by Hurricane Mitch. Nearly all of the banana plantings on the Company's 17,000 acres of cultivations in Honduras were destroyed; approximately two-thirds of the plantings on the Company's 8,000 acres of cultivations in Guatemala were destroyed or severely damaged. Nevertheless, the Company expects it will be able to meet its banana volume requirements through improved productivity in its other farm divisions, including the western Panama division which returned to full production in December 1998, and through purchases of fruit from associate producers. As a result of Hurricane Mitch, the Company will incur some unrecovered fixed costs in 1999.
   Industry-wide, the damage caused by Hurricane Mitch will significantly reduce 1999 banana volume from Honduras and Guatemala. This lost banana production may be offset by increased industry exports from Ecuador, whose 1998 banana exports were negatively affected by El Nino.


EUROPEAN UNION REGULATORY DEVELOPMENTS
--------------------------------------
On July 1, 1993, the EU implemented a quota system effectively restricting the volume of Latin American bananas imported into the EU, which had the effect of decreasing the Company's overall volume and market share in Europe. The quota regime is administered through a licensing system and grants preferred status to producers and importers within the EU and its former colonies, while imposing restrictive quotas and tariffs on bananas imported from other sources, including Latin America, Chiquita's primary source of fruit. Since imposition of the EU quota regime, prices within the EU increased and have remained at a higher level than the levels prevailing prior to the quota. Banana prices in other worldwide markets, however, declined as the displaced EU volume entered those markets and have remained lower than in years prior to the EU quota.
   In two separate rulings, General Agreement on Tariffs and Trade ("GATT") panels found the EU banana policies to be illegal. In March 1994, four of the five countries which had initiated GATT complaints, Costa Rica, Colombia, Nicaragua and Venezuela, settled their GATT actions against the EU by entering into a "Framework Agreement" which guaranteed them preferential EU market access for bananas. The Framework


Agreement was implemented in 1995 and imposed additional restrictive and discriminatory quotas and export licenses on U.S. banana marketing firms, while leaving EU firms exempt. This significantly increased the Company's cost to export bananas.
   Since implementation of the quota system:

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

   * In September 1997, the WTO Appellate Body upheld the panel's report and the full WTO body later adopted both the panel and Appellate Body reports.

   * In January 1998, a WTO arbitrator ruled that the EU must fully implement banana policies consistent with the WTO report findings not later than December 31, 1998.

   * In July 1998, the EU adopted a revised quota and license regime which was implemented in January 1999. The five governments that filed the WTO complaint, joined by Panama which became a WTO member after the initial complaint was filed, have all indicated that they do not believe the revised EU regime complies with the WTO rulings.

   * In January 1999, the United states requested WTO authorization to impose prohibitive (100% of value) duties on selected EU products accounting for annual exports to the United States of $520 million, which the United States calculates as the amount of harm to the United States caused by the continuing failure of the revised EU banana regime to be WTO consistent.

   * On March 2, 1999, a WTO arbitration panel hearing the EU's objections to the proposed sanctions announced that it would rule on whether the revised EU banana regime is WTO consistent as well as the level of permissible sanctions if it finds the revised regime to be WTO inconsistent. The panel indicated that its ruling will be issued soon after March 15, 1999 and will not be subject to appeal.

   * Effective March 3, 1999, the United States conditionally imposed the prohibitive duties for which it is seeking WTO authorization, but announced that it would refrain from collecting the higher duties until the WTO panel has ruled in the pending arbitration.

There can be no assurance as to the results of the WTO proceedings, including the pending arbitration, the nature and extent of actions that may be taken by the affected countries, the impact on the EU quota regime or the Framework Agreement or the impact on the Company's business.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------
Cash flow from operations was $91 million in 1998, $67 million in 1997 and $123 million in 1996. The increase in 1998 operating cash flow compared to 1997 was due to cost reductions in the Company's Fresh Produce business. Operating cash flow in 1997 was less than in 1996 primarily as a result of the use of cash to fund a short-term increase in working capital and the payment in 1997 of prior year claims relating to earlier EU quota restructuring actions.
   Capital expenditures were $118 million in 1998, $76 million in 1997 and $75 million in 1996. The 1998 capital expenditures include $40 million of spending associated with rehabilitation of banana cultivations in the Company's western Panama division following a two-month strike and the reconfiguration of Chiquita's expanded vegetable canning operations. The 1997 and 1996 capital expenditures include $19 million and $15 million, respectively, to rehabilitate banana farms and other assets damaged by storms in 1996.
   The Company plans during 1999 and 2000 to incur capital expenditures aggregating in excess of $110 million to replant banana cultivations and to rehabilitate farm infrastructure, such as levees, drainage and irrigation systems, which were destroyed or damaged by Hurricane Mitch. The Company expects to be able to finance the flood rehabilitation and its other 1999 capital expenditures with cash flow from operations and insurance proceeds, but may choose to finance some of the spending with long-term borrowings. Insurance recoveries are expected to be in the range of $60 million to $75 million.
   At February 28, 1999, $85 million of borrowings were available to Chiquita or its subsidiaries under committed lines of credit.
   In accordance with its strategy to build upon its existing businesses, the Company completed the following acquisitions:

   * In late 1997 and early 1998, Chiquita issued $120 million of common and preference stock and paid approximately $37 million of cash to acquire the common stock and retire a portion of the outstanding debt of three vegetable canning companies. These acquisitions expanded the capacity, product line and geographic coverage of the Company's existing vegetable canning business.

   * In mid-1998, the Company expanded its fresh foods business in Australia by acquiring the Australian mushroom business of Campbell Soup for $12 million of Chiquita common stock and $5 million of cash.

   In 1996, Chiquita raised a total of $255 million from public offerings of preferred shares and senior notes and used the proceeds to prepay subordinated debt, which carried effective interest rates of 11.5% to 12.1%, and to prepay high cost subsidiary debt.


EU COMMON CURRENCY
------------------
On January 1, 1999, eleven European countries began implementation of the EU common currency (the "Euro") by accepting the Euro in addition to their respective national currencies as legal tender. After July 1, 2002, the Euro will be the sole legal tender for these eleven countries. The Company's affected customers have initially preferred to be invoiced in their traditionally invoiced currencies. The Company is currently addressing Euro-related issues and their impact on information systems, currency exchange rate risk and other areas. Although the Company is not able to predict the full implications of the Euro implementation on its European operations, the implementation has not had, and the Company does not believe it will have, a material adverse effect on it financial statements.


                               -34-
YEAR 2000 PROJECT
-----------------
Chiquita's company-wide Year 2000 Project ("Project") is proceeding according to schedule. The Project addresses the inability of computer and micro-processor systems to distinguish between the year 1900 and the year 2000. When Chiquita began the Project in the early 1990's, the primary goal was to make each Company system Year 2000 compliant in the normal course of replacing and upgrading the Company's systems. Many Company systems have been replaced or upgraded in the normal course.
   In 1996, the Project was expanded to include development of a company-wide Year 2000 policy which outlined the scope and responsibility for resolution of Year 2000 readiness issues. This policy covers computer hardware and operating software, applications software, telephone hardware and software, networking hardware and software, manufacturing equipment, vessel navigation and control equipment and other embedded technology issues.
   The Project has included the following phases: (1) inventorying the Company's hardware, software and equipment; (2) assessing which items have Year 2000 issues; (3) determining critical versus non-critical items; (4) replacing or repairing items that have Year 2000 issues; (5) testing material items; (6) assessing the Year 2000 readiness of the Company's material customers and suppliers; and (7) developing contingency plans. Critical items are defined as those believed by the Company to have a risk involving the safety of individuals, material damage to property or a material adverse effect on the Company's financial statements.
   As of December 31, 1998, the first five phases of the Project have been substantially completed. The Company is assessing the Year 2000 readiness of material customers and suppliers, including financial institutions, telecommunications companies, public utility companies and commercial vendors. Assessment has included obtaining written certifications of Year 2000 readiness from the third parties, review of their Year 2000 readiness plan and site visits. This assessment is substantially complete for those third parties whose functions are most critical to the operations of the Company, such as financial institutions. Assessment of risk regarding remaining material customers and suppliers and development of necessary contingency plans for these customers and suppliers and critical internal systems are expected to be completed before the end of 1999.
   The estimated total cost of the Project for systems that have not been replaced or upgraded in the normal course is less than $10 million. Most of this cost has already been incurred by the Company.
   Due to widespread uncertainties inherent in the Year 2000 problem, resulting primarily from the widely reported uncertainty of the Year 2000 readiness of suppliers, customers and other third parties, including U.S. and foreign governmental entities, the Company is unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on the Company's financial statements. However, the Company believes the most reasonably likely worst case scenario is that there could be some localized, temporary disruptions to portions of business activities, such as shipping, ripening and data processing, rather than systemic or long-term problems affecting its business operations as a whole. Chiquita's contingency planning is focusing on minimizing these disruptions, should they occur, by having sufficient personnel and other resources in place to permit an appropriate response to specific problems. The Project is expected to significantly reduce the level of risk that the Year 2000 issue will cause significant interruptions to the Company's operations.

MARKET RISK MANAGEMENT
----------------------
Chiquita uses derivatives to reduce its exposure to fluctuations in foreign currency exchange rates, interest rates and, to a lesser extent, fuel oil prices. The Company does not use derivatives for speculative purposes. Because these derivatives are highly correlated with the underlying hedged exposures, changes in the fair value of the derivatives are substantially offset by reciprocal changes in the fair value of the underlying exposures. (See Note 7 to the Consolidated Financial Statements for additional discussion of the Company's hedging activities.)
   The Company's exposure to financial market risks was measured using a value at risk ("VAR") model. The VAR model estimates the potential loss Chiquita could incur as a result of adverse changes in foreign currency exchange and interest rates, given a specified confidence level, over a given period of time. The VAR calculations do not consider the potential effect of favorable changes in these rates or the offsetting increase in the dollar realization of an underlying foreign currency sale. The VAR calculations are not intended to represent actual losses the Company expects to incur.

FOREIGN CURRENCY EXCHANGE RATES   Chiquita's products are distributed in more
than 60 countries. Its international sales are made primarily in U.S. dollars and major European currencies (see "EU Common Currency"). The Company reduces currency exchange risk from sales originating in currencies other than the dollar by exchanging local currencies for dollars promptly upon receipt. Debt denominated in currencies of countries other than the U.S. serves as a hedge of the net investments in those countries.
   The Company further reduces its exposure to exchange rate fluctuations by purchasing foreign currency option contracts (principally European currencies) to hedge sales denominated in foreign currencies. At December 31, 1998, based on a 95% confidence level, the Company estimates that the fair value of these contracts would decline by less than $2 million over a one-day period due to an adverse change in foreign currency exchange rates. However, the Company expects that any decline in the fair value of these contracts would typically be offset by an increase in the dollar realization of the underlying foreign currency sale.

INTEREST RATES   Chiquita's interest rate risk arises primarily from its debt.
The Company reduces its exposure to interest rate fluctuations on its long-term variable rate debt by entering into interest rate swap agreements. At December 31, 1998, based on a 95% confidence level, the Company estimates that the combined adverse change in fair value of its debt and interest rate swaps would be less than $3 million over a one-day period due to an unfavorable change in interest rates.

                                 ***************

This Annual Report contains certain information that may be deemed to be "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. These statements reflect management's current views and estimates of future economic circumstances, industry conditions and Company performance. They are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita. The assumptions, risks and uncertainties include product pricing, cost to purchase or grow (and availability of) fresh produce and other raw materials, currency exchange rate fluctuations, natural disasters and unusual weather conditions, operating efficiencies, labor relations, access to capital, actions of governmental bodies, actions or failures to act of customers, suppliers and other third parties with respect to the Year 2000 readiness issues, and other market and competitive conditions. Actual results or developments may differ materially from the expectations expressed or implied in the forward-looking statements.

Chiquita Brands International, Inc.
CONSOLIDATED STATEMENT OF INCOME

(In thousands, except
per share amounts)           1998         1997        1996
------------------------------------------------------------------------------
Net sales              $2,720,361   $2,433,726  $2,435,248
                       ----------   ----------  ----------
Operating expenses
 Cost of sales          2,206,047    1,935,870   1,947,888
 Selling, general and
   administrative         343,227      311,568     313,490
 Depreciation              92,478       86,122      89,534
                       ----------   ----------  ----------
                        2,641,752    2,333,560   2,350,912
                       ----------   ----------  ----------
 Operating income          78,609      100,166      84,336

Interest income            12,866       16,540      28,276
Interest expense         (108,757)    (108,913)   (130,232)
Other income, net           7,370          750         892
                       ----------   ----------  ----------

Income (loss) from
   operations before
   income taxes           (9,912)        8,543     (16,728)
Income taxes              (8,500)       (8,200)    (11,000)
                       ----------   ----------  ----------
Income (loss) before
 extraordinary item      (18,412)          343    (27,728)
Extraordinary loss from
 debt refinancing              --           --    (22,838)
                       ----------   ----------  ----------
Net income (loss)       $(18,412)         $343   $(50,566)

Less dividends on
 preferred and
 preference stock        (17,102)      (16,949)   (11,955)
                       ----------   ----------  ----------
Net loss attributed
 to common shares       $(35,514)    $(16,606)   $(62,521)
                       ==========   ==========  ==========
Per common share -
basic and diluted
 - Income (loss) before
   extraordinary item      $(.55)       $(.29)      $(.72)
 - Extraordinary item          --           --       (.41)
                       ----------   ----------  ----------
 - Net income (loss)       $(.55)       $(.29)     $(1.13)
                       ==========   ==========  ==========

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.
CONSOLIDATED BALANCE SHEET

                                              December 31,
(In thousands, except share amounts)      1998        1997
------------------------------------------------------------------------------
ASSETS
Current assets
 Cash and equivalents                  $88,906    $125,702
 Trade receivables, less allowances of
   $10,603 and $10,683, respectively   201,574     184,913
 Other receivables, net                128,293      87,301
 Inventories                           387,293     349,948
 Other current assets                   34,168      35,602
                                     ---------   ---------
   Total current assets                840,234     783,466

Property, plant and equipment, net   1,122,847   1,151,396
Investments and other assets           356,228     301,173
Intangibles, net                       189,824     165,578
                                    ----------  ----------
   Total assets                     $2,509,133  $2,401,613
                                    ==========  ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
 Notes and loans payable              $131,768     $59,659
 Long-term debt due within one year     37,511      92,905
 Accounts payable                      217,266     205,323
 Accrued liabilities                   144,884     125,231
                                    ----------  ----------
   Total current liabilities           531,429     483,118

Long-term debt of parent company       683,294     689,080
Long-term debt of subsidiaries         319,312     272,892
Accrued pension and other
   employee benefits                    90,382      86,676
Other liabilities                       90,736      89,761
                                    ----------  ----------
   Total liabilities                 1,715,153   1,621,527
                                    ----------  ----------
Shareholders' equity
 Preferred and preference stock        253,475     253,239
 Common stock - 65,447,875 shares,
    $.01 par value in 1998; 61,167,990
    shares, $.33 par value in 1997         654      20,389
 Capital surplus                       755,660     676,352
 Accumulated deficit                 (214,967)   (166,486)
 Accumulated other comprehensive loss    (842)     (3,408)
                                    ----------  ----------
   Total shareholders' equity          793,980     780,086
                                    ----------  ----------
   Total liabilities and
       shareholders' equity         $2,509,133  $2,401,613
                                    ==========  ==========
See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                                                      Accumulated
                     Preferred                        other comp-   Total
                           and                          rehensive  share-
                    preference   CommonCapital Accumulated incomeholders'
(In thousands)           stock   stock  surplus  deficit   (loss)  equity
---------------------------------------------------------------------------
DECEMBER 31, 1995     $138,369 $18,256 $577,799$(65,437)   $3,220$672,207
                                                                 --------
 Net loss                    -       -        - (50,566)        - (50,566)
 Unrealized translation
    loss                     -       -        -        -       (2)     (2)
                                                                 --------
 Comprehensive loss          -       -        -        -        - (50,568)
                                                                 --------
 Share issuances
   Option exercises          -     182    5,097        -        -   5,279
   Preferred stock     110,887       -        -        -        - 110,887
   Other                     -     176    8,771        -        -   8,947
 Dividends
   Common stock              -       -        -  (11,094)       - (11,094)
   Preferred stock           -       -        -  (11,405)       - (11,405)
                    ------------------------------------------------------
DECEMBER 31, 1996      249,256  18,614  591,667 (138,502)   3,218 724,253
                                                                 --------
 Net income                  -       -        -      343        -     343
 Unrealized translation
   loss                                                    (6,626) (6,626)
                                                                 --------
 Comprehensive loss                                             -  (6,283)
                                                                 --------
 Share issuances
   Option exercises          -     170    6,045        -        -   6,215
   Acquisitions of
     businesses          3,983   1,528   67,258        -        -  72,769
   Other                     -      77   11,382        -        -  11,459
 Dividends
   Common stock              -       -        -  (11,395)       - (11,395)
   Preferred and preference
   stock                     -       -        -  (16,932)       - (16,932)
                     ------------------------------------------------------
DECEMBER 31, 1997      253,239  20,389  676,352 (166,486)  (3,408)780,086
                                                                 ---------
 Net loss                    -       -        -  (18,412)       - (18,412)
 Unrealized translation gain -       -        -        -    2,566   2,566
                                                                 --------
 Comprehensive loss          -       -        -        -        - (15,846)
                                                                 --------
 Reduction in par value of
   common stock              - (19,777)  19,777        -        -       -
 Share issuances
   Option exercises          -       1    1,482        -        -   1,483
   Acquisitions of
   businesses               236     41   58,049        -        -  58,326
 Dividends
   Common stock              -       -        -  (12,970)       - (12,970)
   Preferred and preference
   stock                     -       -        -  (17,099)       - (17,099)
                     ------------------------------------------------------
DECEMBER 31, 1998     $253,475    $654 $755,660$(214,967)   $(842)$793,980
                     ======================================================
See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.
CONSOLIDATED STATEMENT OF CASH FLOW

(In thousands)                       1998      1997       1996
------------------------------------------------------------------------------
CASH PROVIDED (USED) BY:
OPERATIONS
  Income (loss) before
     extraordinary item          $(18,412)      $343    $(27,728)
  Depreciation and amortization    99,138     91,588      96,455
  Write-downs of banana
    production assets, net of
    expected insurance
    recoveries                     43,400          -      28,300
  Changes in current assets
    and liabilities
    Trade receivables             (19,089)   (10,796)     22,626
    Other receivables             (23,052)    (2,020)    (11,982)
    Inventories                     3,556      4,062      12,402
    Other current assets           10,408     (3,776)      7,943
    Accounts payable and accrued
      liabilities                 (15,359)   (22,613)     (6,375)
  Other                            10,620     10,155       1,694
                                ---------------------------
  CASH FLOW FROM OPERATIONS        91,210     66,943     123,335
                                ---------------------------
INVESTING
  Capital expenditures           (118,250)   (76,248)    (74,641)
  Acquisitions of businesses      (26,199)   (14,819)          -
  Long-term investments            (4,563)    (8,475)     (1,831)
  Proceeds from sales of
    non-core businesses            18,249          -      81,504
  Restricted cash deposits              -          -      39,520
  Other                              (278)    (1,480)     10,321
                                ---------------------------
  CASH FLOW FROM INVESTING       (131,041)  (101,022)     54,873
                                ---------------------------
FINANCING
  Debt transactions
    Issuances of long-term debt    78,858     12,234     191,174
    Repayments of long-term debt (108,627)   (98,034)   (377,349)
    Increase (decrease) in notes
      and loans payable            61,390    (17,865)    (36,817)
  Stock transactions
    Issuances of preferred stock        -          -     110,887
    Issuances of common stock       1,483      6,215       5,279
    Dividends                     (30,069)   (28,327)    (22,499)
                                ---------------------------
  CASH FLOW FROM FINANCING          3,035   (125,777)   (129,325)
                                ---------------------------

Increase (decrease) in cash
 and equivalents                  (36,796)  (159,856)     48,883
Balance at beginning of year      125,702    285,558     236,675
                                ---------------------------
Balance at end of year            $88,906   $125,702    $285,558
                                ===========================

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies
------------------------------------------------------------------------
American Financial Group, Inc. and its subsidiaries owned approximately 37% of the outstanding common stock of Chiquita Brands International, Inc. ("Chiquita" or the "Company") as of December 31, 1998.

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

INVENTORIES - Inventories are valued at the lower of cost or market. Cost for growing crops and certain fresh produce inventories is determined principally on the "last-in, first-out" (LIFO) basis. Cost for other inventory categories is determined on the "first-in, first-out" (FIFO) or average cost basis.

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are stated at cost and, except for land, are depreciated on a straight-line basis over their estimated useful lives.

INTANGIBLES - Intangibles consist primarily of goodwill and trademarks which are amortized over not more than 40 years. Accumulated amortization was $54 million and $50 million at December 31, 1998 and 1997, respectively. The carrying value of intangibles is evaluated periodically in relation to the operating performance and future undiscounted cash flows of the underlying businesses.

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

FOREIGN EXCHANGE - Chiquita generally utilizes the U.S. dollar as its functional currency. Net foreign exchange gains (losses) of $6 million in 1998, $(7) million in 1997 and $1 million in 1996 are included in income.
   The Company enters into foreign currency option contracts and foreign exchange forward contracts to hedge transactions denominated in foreign currencies. These options and forward contracts are specifically designated as hedges and offset the losses or gains from currency risk associated with the hedged transactions. The Company does not enter into options or forward contracts for speculative purposes. Amounts paid for options and any gains realized thereon, as well as any gains or losses on forward contracts used to hedge firm commitments, are deferred until the hedged transaction occurs. Gains and losses on forward contracts used to hedge transactions where a firm commitment does not exist are included in income on a current basis.

EARNINGS PER SHARE - Basic earnings per share is calculated on the basis of the weighted average number of shares of common stock outstanding during the year reduced by nonvested restricted stock. Diluted earnings per share also includes the dilutive effect, if any, of assumed conversion of preferred and preference stock and convertible debentures and of assumed exercise of stock options.

NEW ACCOUNTING PRONOUNCEMENTS - In 1998, Chiquita adopted Statement of Financial Accounting Standards ("SFAS") No. 130 "Comprehensive Income" and applied this standard to all periods presented in these financial statements. The adoption of this Statement had no impact on the Company's net income or shareholders' equity. Comprehensive income (loss) for all periods presented consists solely of net income (loss) and unrealized foreign currency translation gains (losses).
   In 1998, Chiquita also adopted SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" and SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits" and applied these standards to all periods presented.
   In 1998, the Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." This standard requires the recognition of all derivatives on the balance sheet at fair value. Adoption of SFAS No. 133 is required by January 1, 2000 and is presently under review by the Company.

Note 2 - Earnings Per Share
------------------------------------------------------------------------------
Basic and diluted earnings per share are calculated as follows:

(In thousands, except per
share amounts)                       1998       1997      1996
------------------------------------------------------------------------------
Income (loss) before
   extraordinary item            $(18,412)      $343    $(27,728)
Dividends on preferred
   and preference stock           (17,102)   (16,949)    (11,955)
                                ---------------------------
Loss before extraordinary item
  attributed to common shares    $(35,514)  $(16,606)   $(39,683)
                                ===========================

Weighted average common
   shares outstanding              64,734     57,185      55,450
Nonvested restricted shares           (71)      (160)       (255)
                                ---------------------------
  Shares used to calculate
     basic and diluted
     earnings per share            64,663     57,025      55,195
                                ===========================
  Basic and diluted loss
     before extraordinary
     item per share                 $(.55)     $(.29)      $(.72)
                                ===========================

   The assumed conversions to common stock of preferred stock, preference stock and 7% convertible subordinated debentures and the assumed exercise of outstanding stock options would have an anti-dilutive effect on diluted earnings per share and, therefore, have not been included in the calculations. For additional information regarding the 7% convertible subordinated debentures, stock options and preferred and preference stock, see Notes 8, 10 and 11.

Note 3 - Inventories
------------------------------------------------------------------------
Inventories consist of the following:
                                                  December 31,
(In thousands)                             1998       1997
------------------------------------------------------------------------
Fresh produce                           $43,052    $36,035
Processed food products                 184,438    137,485
Growing crops                           109,891    115,007
Materials, supplies and other            49,912     61,421
                                       --------   --------
                                       $387,293   $349,948
                                       ========   ========

   The carrying value of inventories valued by the LIFO method was $115 million at December 31, 1998 and $124 million at December 31, 1997. If these inventories were stated at current costs, total inventories would have been approximately $33 million and $45 million higher than reported at December 31, 1998 and 1997, respectively.

Note 4 - Property, Plant and Equipment
------------------------------------------------------------------------------
Property, plant and equipment consist of the following:
                                                  Weighted
                                                   average
                                   December 31,depreciable
(In thousands)                  1998       1997      lives
------------------------------------------------------------------------------
Land                        $104,212    $91,718
Buildings and improvements   240,016    226,331   25 years
Machinery and equipment      439,600    436,761   10 years
Ships and containers         678,861    673,605   24 years
Cultivations                 235,500    293,942   29 years
Other                                    70,672     78,94618 years
                          ---------- ----------
                           1,768,861  1,801,303
Accumulated depreciation    (646,014)  (649,907)
                          ---------- ----------
                          $1,122,847 $1,151,396
                          ========== ==========

Note 5 - Leases
------------------------------------------------------------------------------
Total rental expense consists of the following:
(In thousands)                  1998       1997       1996
------------------------------------------------------------------------------
Gross rentals
     Ships and containers    $94,047    $79,746    $60,911
     Other                    36,854     35,509     35,893
                           ---------  ---------  ---------
                             130,901    115,255     96,804
Less sublease rentals        (21,269)   (14,359)   (11,094)
                           ---------  ---------  ---------
                            $109,632   $100,896    $85,710
                           =========  =========  =========

   Future minimum rental payments required under operating leases having initial or remaining non-cancelable lease terms in excess of one year at December 31, 1998 are as follows:

                            Ships and
(In thousands)             containers    Other       Total
------------------------------------------------------------------------------
1999                         $39,399    $22,495    $61,894
2000                          35,207     19,718     54,925
2001                          20,817     15,245     36,062
2002                          20,980     12,929     33,909
2003                          16,266      6,846     23,112
Later years                   37,145     13,874     51,019

   Portions of the minimum rental payments for ships constitute reimbursement for ship operating costs paid by the lessor.


Note 6 - Equity Method Investments
--------------------------------------------------------------------------------
The Company has investments in a number of affiliates which are accounted for by the equity method. These affiliates are primarily engaged in the distribution of fresh produce. Chiquita's share of the earnings of these affiliates was $8 million in 1998, $1 million in 1997 and $1 million in 1996, and its investment in these companies totaled $112 million and $75 million at December 31, 1998 and 1997, respectively. The excess of the carrying value of Chiquita's investment over its share of the fair value of the investees' net assets at the date of acquisition is being amortized over periods ranging from 10 to 40 years ($25 million and $16 million, net of accumulated amortization, at December 31, 1998 and 1997, respectively).

Summarized unaudited financial information of these affiliates follows:

(In thousands):                 1998       1997       1996
------------------------------------------------------------------------------
Revenue                     $707,358   $510,282   $399,114
Gross profit                 104,836     78,225     70,831
Net earnings                  22,289      6,909      6,694

Current assets               174,110     91,748
Total assets                 345,119    217,634
Current liabilities          116,773     80,350
Total liabilities            175,061     99,824

Note 7 - Hedging Transactions
------------------------------------------------------------------------
Chiquita has interest rate swap agreements maturing between 1999 and 2001 to fix the rate of interest on approximately $24 million of its variable rate ship loans. At December 31, 1998, the Company had option contracts which ensure conversion of approximately $325 million of foreign sales in 1999 at a rate not higher than 1.76 Deutsche marks per U.S. dollar or lower than 1.59 Deutsche marks per U.S. dollar.
   The carrying values and estimated fair values of the Company's debt, associated interest rate and foreign currency swap agreements and foreign currency option contracts are summarized below:

                            December 31, 1998           December 31, 1997
                        ----------------------------------------------
                        Carrying     Estimated    Carrying     Estimated
(In thousands)          value        fair value   value        fair value
----------------------------------------------------------------------
Debt                    $(1,171,885) $(1,186,000) $(1,114,536) $(1,160,200)
Interest rate swap
  agreements                      -         (800)           -         (900)
Foreign currency swap
  agreements                      -            -            -        6,200
Foreign currency option
  contracts                   5,890         (800)       7,014       20,600

  Fair values for the Company's publicly traded debt and foreign currency option contracts are based on quoted market prices. Fair value for other debt is estimated based on the current rates offered to the Company for debt of similar maturities. The fair values of interest rate and foreign currency swap agreements are estimated based on the cost to terminate the agreements.
  The Company is exposed to credit risk in the event of nonperformance by counterparties on interest rate swap agreements. However, because the Company's hedging activities are transacted only with highly rated institutions, Chiquita does not anticipate nonperformance by any of these counterparties. The amount of any credit exposure is limited to unrealized gains on these agreements.

<CAPTION
Note 8 - Debt
-----------------------------------------------------------------------
Long-term debt consists of the following:
                                              December 31,
(In thousands)                                1998    1997
-----------------------------------------------------------------------
PARENT COMPANY
9 1/8% senior notes, due 2004             $175,000    $175,000
9 5/8% senior notes, due 2004              247,341     248,004
10 1/4% senior notes, due 2006             148,943     148,861
7% subordinated debentures, due 2001       112,010     117,215
                                          ----------------
     Long-term debt of parent company     $683,294    $689,080
                                          ================

SUBSIDIARIES
Loans secured by ships and containers,
 due in installments from 1999 to 2009
 - average effective interest rate of
 8.5% (8.6% in 1997)                      $221,546    $242,463
Loan secured by Costa Rican farm
 assets, due in 2000 - variable
 interest rate of 7.8%                      55,000           -
Foreign currency loans maturing
 through 2008 - average interest rate
 of 7% (8% in 1997)                         18,666      10,478
Caribbean Basin Projects Financing
 Authority loan - variable interest
 rate of 4.6% in 1997                            -      38,000
Overseas Private Investment
 Corporation loan - variable interest
 rate of 8.0% in 1997                            -      11,126
Other loans maturing through 2012
 - average interest rate of 9%              61,611      63,730
Less current maturities                    (37,511)    (92,905)
                                          ----------------
     Long-term debt of subsidiaries       $319,312     $272,892
                                          ================

   The 7% subordinated debentures are callable at face value and convertible into common stock at $43 per share. The 10 1/4% senior notes are callable beginning in 2001 at a price of 105 1/8% of face value declining to face value in 2004. Certain of the covenants under the Company's senior note agreements contain restrictions on the payment of cash dividends. At December 31, 1998, approximately $382 million was available for dividend payments under the most restrictive convenants.
   At December 31, 1998, $96 million of loans secured by ships, including $42 million of fixed rate ship debt denominated in pounds sterling, had interest rates fixed at an average of 8.3% by the terms of the loans or by the operation of interest rate swap agreements (see Note 7).

   In 1996, proceeds from the issuance of $150 million of 10 1/4% senior notes and from the sale of Series B preferred stock (see Note 11) were used to redeem $220 million of 11 1/2% subordinated notes at a redemption premium of 5.7% of the outstanding principal. The Company also redeemed $66 million of 10 1/2% subordinated debentures at par. These prepayments resulted in extraordinary losses totaling $23 million, including a $5 million non-cash write-off of unamortized discount.
   Maturities on long-term debt during the next five years are:

                           Parent
(In thousands)            Company Subsidiaries       Total
-----------------------------------------------------------------------
1999                           $-      $37,511     $37,511
2000                            -      119,679     119,679
2001                      112,010       48,789     160,799
2002                            -       36,286      36,286
2003                            -       24,286      24,286

   The Company has a $125 million senior unsecured revolving credit facility available through January 2001. Interest on borrowings under the facility is based on, at the Company's option, the bank corporate base rate, the federal funds effective rate or prevailing interbank Eurodollar offering rates. An annual fee of up to 1/2% is payable on the unused portion of the facility. The credit facility contains covenants which require the Company to satisfy certain ratios related to net worth, debt-to-equity and interest coverage.
   Chiquita's vegetable canning subsidiary has a secured revolving credit agreement which, as of December 31, 1998, provided for borrowings of up to $70 million through August 1999. The credit agreement restricts borrowings based on accounts receivable and inventory balances of the subsidiary. At December 31, 1998, outstanding borrowings under this facility were $37 million, which were included in Notes and loans payable. The agreement was amended in February 1999 to increase the amount of permitted borrowings to $85 million. Interest on borrowings under the facility is based on, at the Company's option, either the bank corporate base rate or prevailing interbank Eurodollar offering rates. An annual fee of 1/4% per year is payable on the unused portion of the commitment. This facility contains covenants that place limitations on the payment of dividends by the subsidiary and require the subsidiary to maintain a minimum tangible net worth.
   The Company maintains various other lines of credit with domestic and foreign banks for borrowing funds on a short-term basis. The average interest rate for all short-term notes and loans payable outstanding was 7.9% at December 31, 1998 and 1997.
   Certain of Chiquita's borrowing agreements restrict the payment of cash dividends. At December 31, 1998, approximately $380 million was available for dividend payments under the most restrictive convenants of the Company's long-term debt agreements. Under Chiquita's revolving credit facility, which had $49 million of short-term borrowing included in Notes and loans payable at December 31, 1998, $144 million was available for dividend payments.
   Cash payments relating to interest expense were $105 million in 1998, $104 million in 1997 and $126 million in 1996.

Note 9 - Pension and Severance Benefits
------------------------------------------------------------------------
The Company and its subsidiaries have several defined benefit and contribution pension plans covering approximately 5,500 domestic and foreign employees. Approximately 25,000 employees are covered by Central and South American severance plans. Pension plans covering eligible salaried employees and Central and South American severance plans for all employees call for benefits to be based upon years of service and compensation rates.
   Pension and severance expense consists of the following:

                                             Foreign Plans
                        ----------------------------------
(In thousands)                    1998       1997        1996
------------------------------------------------------------------------------
Defined benefit and
severance plans:
 Service cost                     $5,070     $4,795     $5,014
 Interest on projected
    benefit obligation             6,070      5,835      5,886
 Expected return on plan assets     (136)       (89)       (65)
 Recognized actuarial loss           757        299        407
 Amortization of prior service
    costs and transition
    obligation                     1,556      1,239      1,239
                                 -------    -------    -------
                                  13,317     12,079     12,481
 Curtailment loss                 14,061          -          -
 Settlement loss                   4,666          -          -
                                 -------    -------    -------
                                  32,044     12,079     12,481
Defined contribution plans           768        654        554
                                 -------    -------    -------
Total pension and severance
    expense                      $32,812    $12,733    $13,035
                                 =======    =======    =======

                                            Domestic Plans
                        ----------------------------------
(In thousands)                    1998       1997       1996
------------------------------------------------------------------------------
Defined benefit and
severance plans:
 Service cost                     $1,057      $593      $636
 Interest on projected benefit
 obligation                        2,838     2,561     2,129
 Expected return on plan assets   (2,697)   (2,441)   (2,224)
 Recognized actuarial loss           365       501        28
 Amortization of prior service costs
     and transition obligation        91        62        97
                                 -------   -------   -------
                                   1,654     1,276       666
 Curtailment loss                      -         -         -
 Settlement loss                       -         -         -
                                 -------   -------   -------
                                   1,654     1,276       666
Defined contribution plans         3,726     3,234     2,870
                                 -------   -------   -------
Total pension and severance
  expense                         $5,380    $4,510    $3,536
                                 =======   =======   =======

   As a result of Hurricane Mitch, the Company recognized curtailment and settlement losses in 1998 related to Central American employee benefit plans.

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

Financial information with respect to the Company's foreign and domestic defined benefit pension and severance plans is as follows:

                            Foreign Plans  Domestic Plans
                        -----------------------------------
(In thousands)               1998    1997   1998     1997
-----------------------------------------------------------------------------
Fair value of plan assets at
   beginning of year       $2,803  $1,427 $35,912 $26,031
 Actual return on plan assets  40      75   5,650   2,101
 Acquisitions of businesses     -       -       -   7,946
 Employer contributions    28,080  13,711   2,374   1,742
 Benefits paid            (27,895)(12,410) (2,451) (2,091)
 Other                          -       -     168     183
                         --------------------------------
Fair value of plan assets at
   end of year             $3,028  $2,803 $41,653 $35,912
                         ================================
Projected benefit obligation at
   beginning of year      $67,188 $68,613 $39,904  31,881
 Service and interest cost 11,140  10,630   3,895   3,154
 Acquisitions of businesses     -       -       -   4,749
 Actuarial loss               409     355   1,456   2,144
 Benefits paid            (27,895)(12,410) (2,451) (2,091)
 Curtailment               12,515       -       -       -
 Settlement                 1,499       -       -       -
 Other                          -       -     610      67
                         --------------------------------
Projected benefit obligation
   at end of year         $64,856 $67,188 $43,414 $39,904
                         ================================
Excess of projected benefit
   obligation over plan
   assets               $(61,828)$(64,385)$(1,761)$(3,992)
Unrecognized actuarial loss10,401  13,070   5,682   7,046
Unrecognized prior
   service cost            1,229    2,287     494      60
Unrecognized transition
   obligation                543    3,404     518     601
Adjustment required to recognize
   minimum pension liability   -   (3,151) (3,099) (5,657)
                         --------------------------------
                        $(49,655)$(48,775)  1,834  (1,942)
Prepaid pension asset           -       -   5,064   3,917
                         --------------------------------
Accrued pension liability$(49,655)$(48,775)$(3,230)$(5,859)
                         ================================

  Included in the table above are plans whose benefit obligation exceeds plan assets. These plans are primarily foreign pension and severance plans that are generally not required to be funded until benefits are paid. The accumulated benefit obligation, projected benefit obligation and fair value of assets of plans for which benefits exceed assets were $72 million, $88 million and $19 million, respectively, as of December 31, 1998 and $80 million, $98 million and $27 million, respectively, as of December 31, 1997.
   The projected benefit obligations of Central and South American pension and severance plans in 1998 and 1997 were determined using discount rates of approximately 9 1/4%. The assumed long-term rate of compensation increase was 6% for both years. The projected benefit obligations of the Company's domestic pension plans were determined using a discount rate of approximately 7 1/4%. The assumed long-term rate of compensation increase was 5 1/2% in 1998 and 5 3/4% in 1997 and the assumed long-term rates of return on plan assets were approximately 8% in 1998 and 8 1/2% in 1997.

                               -49-
Note 10 - Stock Options
------------------------------------------------------------------------
Under its non-qualified Stock Option and Incentive Plans, the Company may grant up to an aggregate of 25 million shares of common stock, including 10 million additional shares approved by shareholders in 1998, in the form of stock options, stock appreciation rights and stock awards. Under these plans, options have been granted to directors, officers and other key employees to purchase shares of the Company's common stock at the fair market value at the date of grant. The options generally vest over ten years and may be exercised over a period not in excess of 20 years.
   A summary of the Company's stock option activity and related information follows:

------------------------------------------------------------------------
                                     1998           1997        1996
                         -----------------------------------------------
                                 Weighted       Weighted    Weighted
                                  average        average     average
(In thousands, except            exercise       exercise    exercise
per share amounts)         Shares   price Shares   priceShares price
------------------------------------------------------------------------
Under option at
  beginning of year         8,403  $13.44  6,893  $13.09 5,993$12.71
Options granted             1,858   12.92  2,539   14.08 1,953 13.40
Options exercised            (123)  12.06   (509)  12.21  (546) 9.68
Options canceled or expired  (659)  13.86   (520)  13.15  (507)13.41
                           ------  ------ ------  ------------------

Under option at end of year 9,479  $13.32  8,403  $13.44 6,893$13.09
                           ======  ====== ======  ==================
Options exercisable at
end of year                 3,705  $13.30  2,943  $13.45 2,381$13.20
                           ======  ====== ======  ==================
Shares available for
future grants              11,041          2,536         4,811
                           ======         ======        ======

   Options outstanding as of December 31, 1998 have exercise prices ranging from $9.44 to $34.44 and a weighted average remaining contractual life of 16 years. More than 95% of these options have exercise prices in the range of $9.44 to $15.69.
   Under Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees," because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. SFAS No. 123 "Accounting for Stock-Based Compensation" requires disclosure of the estimated fair value of stock options granted after 1994 and pro forma financial information assuming compensation expense was recorded using these fair values.
   The estimated weighted average fair value per option share granted is $5.24 for 1998, $6.34 for 1997 and $5.93 for 1996 using a Black-Scholes option pricing model with the following assumptions: weighted average risk-free interest rates of 5.6% for 1998, 6.5% for 1997 and 5.8% for 1996; dividend yield of 1.5%;
volatility factor for the Company's common stock price of approximately 37%; and a weighted average expected life of eight years for options not forfeited. The estimated pro forma compensation expense based on these option fair values would be approximately $4 million ($.06 per share) in 1998, $3 million ($.05 per share) in 1997 and $2 million ($.04 per share) in 1996. Because SFAS No. 123 applies only to options granted after 1994, the effect of applying this standard to current year pro forma information is not necessarily indicative of the effect in future years.

                             -50-

Note 11 - Shareholders' Equity
------------------------------------------------------------------------
   In 1998, the Company's shareholders approved a change of title and par value of the Company's Capital Stock, $.33 par value, to Common Stock, $.01 par value. Also, the shareholders approved an increase in the number of authorized common shares from 150 million to 200 million. At December 31, 1998, unissued common shares were reserved for the following purposes:

   Issuance under stock option and employee
     benefit plans                                 23 million
   Conversion of 7% subordinated debentures         3 million
   Conversion of preferred and preference stock    26 million

   In 1997, Chiquita issued 4,585,210 shares of common stock and 79,659 shares of $2.50 Convertible Preference Stock, Series C to the former owners of acquired canning companies. In 1998, Chiquita issued 182,735 shares of common stock and 4,712 shares of Series C preference stock as final payment for the 1997 acquisitions and issued 2,966,533 common shares in connection with the 1998 acquisition of another canning company. In 1998, Chiquita also issued 873,710 shares to acquire a fresh mushroom business. (See Note 15.)
   At December 31, 1998, three series of preferred and preference stock are outstanding, each share of which has a liquidation preference of $50.00, and has an annual dividend rate and is convertible at the holder's option into a number of shares of Chiquita common stock as follows:

                                         Annual  Holders'
                               Shares  dividendconversion
                          outstanding      rate      rate
---------------------------------------------------------------------
$2.875 Non-Voting Cumulative
  Preferred Stock, Series A 2,875,000    $2.875    2.6316
$3.75 Convertible Preferred
  Stock, Series B           2,300,000     3.750    3.3333
$2.50 Convertible Preference
  Stock, Series C              84,371     2.500    2.9220
---------------------------------------------------------------------

   Each Series A share is convertible at the Company's option (provided the market value of Chiquita common stock exceeds $24.70 per share) into 2.6316 shares of common stock through February 2001 and thereafter into a number of shares of common stock (not exceeding 10 shares) having a total market value of $50.00.
   Series B shares were issued in 1996 for aggregate net proceeds of $111 million. Each of these shares is convertible at the Company's option beginning in September 1999 into a number of shares of common stock (not exceeding 10 shares) having a total market value of $51.50 (decreasing thereafter to $50.00 if converted in or after September 2001).
   Each Series C share is convertible at the Company's option beginning in July 2000 into a number of shares of common stock (not exceeding 10 shares) having a total market value of $51.50 (decreasing thereafter to $50.00 if converted after June 2002).
   The Series A and Series B shares are non-voting. The Series C shares have one vote per share, voting with the common stock. In certain circumstances if the Company fails to pay quarterly dividends on Series A, B and C shares, the holders of such shares, voting as a class, have the right to elect two directors in addition to the regular directors. The Board of Directors has the authority to fix the terms of 4,825,000 additional shares of Non-Voting Cumulative Preferred Stock and 3,915,629 additional shares of Cumulative Preference Stock.

                        -51-

Note 12 - Income Taxes
Income taxes consist of the following:
----------------------------------------------------------------------
(In thousands) U.S. FederalU.S. State   Foreign     Total
----------------------------------------------------------------------
1998
Current tax expense    $369    $1,100    $8,006    $9,475
Deferred tax benefit      -         -      (975)     (975)
                      -----    ------    ------   -------
                       $369    $1,100    $7,031    $8,500
                      =====    ======    ======   =======
1997
Current tax expense    $375    $1,125    $6,076    $7,576
Deferred tax expense      -         -       624       624
                      -----    ------    ------   -------
                       $375    $1,125    $6,700    $8,200
                      =====    ======    ======   =======
1996
Current tax expense    $181    $1,210    $9,026   $10,417
Deferred tax expense      -         -       583       583
                      -----    ------    ------   -------
                       $181    $1,210    $9,609   $11,000
                      =====    ======    ======   =======

     Income tax expense differs from income taxes computed at the U.S. federal statutory rate for the following reasons:

(In thousands)                   1998      1997      1996
----------------------------------------------------------------------
Income tax expense (benefit)
  computed at U.S. federal
  statutory rate              $(3,469)   $2,990   $(5,855)
State income taxes, net of
  federal benefit                 715       731       787
U.S. losses for which no tax
  benefit has been recognized  20,734    13,723    18,819
Foreign tax differential       (8,816)  (12,728)   (4,954)
Goodwill amortization           1,850     1,148     1,154
Other                          (2,514)    2,336     1,049
                              -------   -------   -------
Income tax expense             $8,500    $8,200   $11,000
                              =======   =======   =======

                                  -52-

   Income (loss) from operations before income taxes consists of the following:

(In thousands)                   1998      1997      1996
----------------------------------------------------------------------
Subject to tax in:
United States                $(51,326) $(39,211) $(54,575)
Foreign jurisdictions          41,414    47,754    37,847
                            --------- --------- ---------
                              $(9,912)   $8,543  $(16,728)
                            ========= ========= =========

   The components of deferred income taxes included on the balance sheet are as follows:

                                             December 31,
                                       ------------------
(In thousands)                             1998      1997
---------------------------------------------------------------------
Deferred tax benefits
   Employee benefits                    $31,726   $28,311
   Accrued expenses                      25,143    17,140
   Other                                 24,631    31,424
                                      --------- ---------
                                         81,500    76,875
   Valuation allowance                  (23,795)  (10,658)
                                      --------- ---------
                                         57,705    66,217
                                      --------- ---------
Deferred tax liabilities
   Depreciation and amortization        (25,452)  (29,338)
   Growing crops                        (19,601)  (20,968)
   Long-term debt                        (6,167)   (8,284)
   Other                                 (7,227)   (9,344)
                                      --------- ---------
                                        (58,447)  (67,934)
                                      --------- ---------
   Net deferred tax liability             $(742)  $(1,717)
                                      ========= =========

   Net deferred taxes do not reflect the benefit that would be available to the Company from the use of its U.S. operating loss carryforwards of $291 million, capital loss carryforwards of $38 million and alternative minimum tax credits of $6 million. The operating loss carryforwards expire from 2007 through 2013 and the capital loss carryforwards expire in 2000. Undistributed earnings of foreign subsidiaries which have been, or are intended to be, permanently reinvested in operating assets, if remitted, are expected to result in little or no tax by operation of relevant statutes and the carryforward attributes described above. Cash payments for income taxes, net of refunds, were $7 million in 1998, $5 million in 1997 and $10 million in 1996.

Note 13 - Segment Information
------------------------------------------------------------------------
The Company conducts business in two business segments, organized primarily on a product line basis, with each segment offering a variety of different but related products. The Fresh Produce segment includes the production, transportation, distribution and marketing of Chiquita bananas and a wide variety of other fresh fruit and vegetables. The Processed Foods segment consists of the Company's private-label and branded canned vegetables, branded fruit and vegetable juices and beverages, processed bananas and edible oil based consumer products. The Company evaluates the performance of its business segments based on operating income before unusual items. Intercompany transactions between segments are eliminated. Financial information for each segment follows:

                            Fresh   Processed
                          Produce       Foods   Consolidated
------------------------------------------------------------------------------
1998
Net sales                   $2,243,284    $477,077    $2,720,361
Operating income before
 unusual items (1)             126,685      25,524       152,209
Depreciation and amortization   82,722      16,416        99,138
Income from equity investments   6,515       1,221         7,736
Total assets                 2,055,854     453,279     2,509,133
Net operating assets (2)     1,512,185     364,774     1,876,959
Investment in equity affiliates 91,170      20,947       112,117
Expenditures for long-lived
 assets                        116,042      36,018       152,060

1997
Net sales                   $2,198,939    $234,787    $2,433,726
Operating income                82,562      17,604       100,166
Depreciation and amortization   84,562       7,026        91,588
Income from equity investments    (245)      1,263         1,018
Total assets                 2,083,080     318,533     2,401,613
Net operating assets (2)     1,517,076     251,844     1,768,920
Investment in equity affiliates 57,135      17,716        74,851
Expenditures for long-lived
 assets                         88,000      29,224       117,224

1996
Net sales                   $2,233,902    $201,346    $2,435,248
Operating income before
 unusual items (1)             136,791      17,845       154,636
Depreciation and amortization   90,518       5,937        96,455
Income from equity investments     338         228           566
Expenditures for long-lived
 assets                         65,835      13,053        78,888

(1)Fresh Produce operating income before unusual items excludes the following: in 1998, write-downs and costs totaling $74 million, net of minimum of the range of expected insurance recoveries of $60 million to $75 million, resulting from widespread flooding in Honduras and Guatemala caused by Hurricane Mitch; in 1996, write-downs and costs totaling $70 million primarily from flooding in Central America; certain strategic undertakings designed to achieve further long-term reductions in the delivered product cost of bananas; and certain claims relating to prior EU quota restructuring actions.

(2)Net operating assets consist of total assets less (i) cash and equivalents and (ii) total liabilities other than debt.

   Financial information by geographic area is as follows:

(In thousands)                   1998      1997      1996
---------------------------------------------------------------------
Net sales
   North America           $1,602,557  $1,327,168  $1,286,096
   Central and South America   47,336      54,946      67,228
   Europe and other
       international        1,070,468   1,051,612   1,081,924
                           ------------------------------
                           $2,720,361  $2,433,726  $2,435,248
                           ==============================
Long-lived assets
   North America             $410,232    $341,993    $313,167
   Central and South America  507,641     534,836     527,985
   Europe and other
      international           278,363     242,976     254,569
   Shipping operations        472,663     498,342     526,902
                           ------------------------------
                           $1,668,899  $1,618,147  $1,622,623
                           ==============================

   The Company's products are sold throughout the world and its principal production and processing operations are conducted in Central, South and North America. Chiquita's earnings are heavily dependent upon products grown and purchased in Central and South America. These activities, a significant factor in the economies of the countries where Chiquita produces bananas and related products, are subject to the risks that are inherent in operating in such foreign countries, including government regulation, currency restrictions and other restraints, risk of expropriation and burdensome taxes. Certain of these operations are substantially dependent upon leases and other agreements with these governments.
   The Company is also subject to a variety of government regulations in certain countries where it markets bananas and other products, including import quotas and tariffs, currency exchange controls and taxes.


Note 14 - Litigation
------------------------------------------------------------------------
A number of legal actions are pending against the Company. Based on information currently available to the Company and advice of counsel, management does not believe such litigation will, individually or in the aggregate, have a material adverse effect on the financial statements of the Company.

Note 15 - Acquisitions and Divestitures
------------------------------------------------------------------------
In January 1998, Chiquita acquired Stokely USA, Inc. previously a publicly-owned vegetable canning business with annual net sales of approximately $150 million. In connection with the acquisition, Chiquita issued $11 million of common stock (.8 million shares) in exchange for all outstanding Stokely shares, and issued $33 million of common stock (2.2 million shares) and paid $18 million of cash to retire corresponding amounts of Stokely debt.
   During 1997, the Company acquired separately the Owatonna Canning group of companies and American Fine Foods, Inc., privately-owned companies engaged primarily in the vegetable canning business. Chiquita issued $72 million (4.8 million shares) of common stock, including $3 million (.2 million shares) issued in 1998, and preference stock valued at $4 million (.1 million shares) to acquire these companies, and paid $19 million to retire debt of the acquired businesses.
   The following unaudited pro forma information presents a summary of the Company's 1997 and 1996 consolidated results of operations as if the acquisitions of Stokely, Owatonna and AFF had occurred on January 1, 1996:

(In thousands, except per share amounts)
(Unaudited)                            1997          1996
---------------------------------------------------------------------
Net sales                        $2,707,000    $2,736,000
Loss before extraordinary item        (700)      (33,000)
Net loss                              (700)      (56,000)
Net loss per common share             (.28)        (1.07)

   In June 1998, the Company acquired Campbell Soup Company's Australian fresh mushroom business, which had annual net sales of approximately $30 million. In connection with this acquisition, Chiquita issued $12 million (.9 million shares) of common stock and paid $5 million of cash in exchange for all of the outstanding capital stock of this business.
   Each of these transactions was accounted for as a purchase. The assets acquired and liabilities assumed in the 1998 acquisitions of Stokely and the Australian fresh mushroom business and the 1997 acquisitions of Owatonna and AFF are summarized below:

(In thousands)                         1998          1997
---------------------------------------------------------------------
<S)
Trade receivables                   $13,728       $11,978
Inventories                          62,020        77,221
Property, plant and equipment        49,936        27,135
Intangibles                          44,479         9,775
Accounts payable and accrued
   liabilities                      (48,101)      (35,297)
Debt                                (36,414)       (2,719)
Other, net                           (2,351)        5,334
                                 ----------    ----------
     Net assets acquired            $83,297       $93,427
                                 ==========    ==========

   In December 1998, the Company sold its Central American plastic products operations for $18 million in cash, which approximated carrying value. In 1996, Chiquita sold 1.1 million shares of Smithfield Foods, Inc. common stock for $32 million and collected approximately $50 million of cash as repayment of secured notes. These shares and notes were received in 1995 as part of the proceeds from the sales of the Company's former Meat Division and the Costa Rican operations of the Numar edible oils group, respectively.

Note 16 - Quarterly Financial Data (Unaudited)
------------------------------------------------------------------------
The following quarterly financial data are unaudited, but in the opinion of management include all necessary adjustments for a fair presentation of the interim results, which are subject to significant seasonal variations.

1998
(In thousands, except per
   share amounts)       March 31  June 30   Sep. 30   Dec. 31
-----------------------------------------------------------------------
Net sales               $717,217  $744,191  $632,126  $626,827
Cost of sales           (540,587) (561,900) (509,973) (593,587)
Operating income (loss)   69,770    74,216    12,548   (77,925)
Net income (loss)         41,078    52,842   (10,756) (101,576)

Basic earnings (loss)
 per share                   .58       .75      (.23)    (1.62)
Diluted earnings (loss)
 per share                   .52       .66      (.23)    (1.62)

Dividends per common share   .05       .05       .05       .05
Common stock market price
   High                    16.00     14.44     14.25     12.44
   Low                     12.63     13.06     10.25      9.50

1997
(In thousands, except per
   share amounts)       March 31  June 30    Sep. 30  Dec. 31
-----------------------------------------------------------------------
Net sales               $631,410  $646,233  $556,261  $599,822
Cost of sales           (464,071) (484,036) (463,993) (523,770)
Operating income (loss)   71,386    67,897    (5,376)  (33,741)
Net income (loss)         43,294    41,083   (28,015)  (56,019)

Basic earnings (loss)
  per share                  .70       .66      (.57)    (1.01)
Diluted earnings (loss)
  per share                  .60       .57      (.57)    (1.01)

Dividends per common share   .05       .05       .05       .05
Common stock market price
   High                    16.00     15.88     16.13     18.00
   Low                     12.75     13.75     13.94     15.50

The 1998 Cost of sales includes $74 million of fourth quarter write-downs and costs, net of minimum expected insurance recoveries, resulting from widespread flooding in Honduras and Guatemala caused by Hurricane Mitch.

Per share results include the dilutive effect of assumed conversion of preferred and preference stock, convertible debentures and options into common stock during the period presented. The effects of assumed conversions are determined independently for each respective quarter and year and may not be dilutive during every period due to variations in operating results. Therefore, the sum of quarterly per share results will not necessarily equal the per share results for the full year.

                            -57-

Chiquita Brands International, Inc.
SELECTED FINANCIAL INFORMATION

(In thousands, except
per share amounts)        1998      1997      1996      1995      1994
-----------------------------------------------------------------
FINANCIAL CONDITION
Working capital          $308,805   $300,348   $379,977   $366,893   $230,434
Capital expenditures      118,250     76,248     74,641     64,640    136,981
Total assets            2,509,133  2,401,613  2,466,934  2,623,533  2,774,239
Capitalization
  Short-term debt         169,279    152,564    135,089    172,333    221,051
  Long-term debt        1,002,606    961,972  1,079,251  1,242,046  1,364,836
  Shareholders' equity    793,980    780,086    724,253    672,207    644,809

OPERATIONS
Net sales              $2,720,361 $2,433,726 $2,435,248 $2,565,992 $2,505,826
Operating income           78,609    100,166     84,336    175,770     71,185
Income (loss) from
  continuing operations   (18,412)       343    (27,728)    27,969    (84,311)
Discontinued operations         -          -          -    (11,197)    35,611
Extraordinary loss from
  debt refinancing              -          -    (22,838)    (7,560)   (22,840)
Net income (loss)         (18,412)       343    (50,566)     9,212    (71,540)

SHARE DATA
Shares used to calculate
  diluted earnings (loss)
  per common share         64,663     57,025     55,195     53,650     52,033
Diluted earnings (loss)
  per common share:
  - Continuing operations   $(.55)     $(.29)     $(.72)      $.37     $(1.76)
  - Discontinued operations     -          -          -       (.21)       .69
  - Extraordinary items         -          -       (.41)      (.14)      (.44)
  - Net income (loss)        (.55)      (.29)     (1.13)       .02      (1.51)

Dividends per common share    .20        .20        .20        .20        .20
Market price per common share:
  High                      16.00      18.00      16.38      18.00      19.25
  Low                        9.50      12.75      11.50      12.25      11.25
  End of year                9.56      16.31      12.75      13.75      13.63

                          -58-

DIRECTORS, OFFICERS and SENIOR OPERATING MANAGEMENT

                                                  SENIOR OPERATING
BOARD OF DIRECTORS       OFFICERS                 MANAGEMENT
-----------------        -------------------      --------------
CARL H. LINDNER 1*       CARL H. LINDNER 1*       ROBERT F. KISTINGER
Chairman of the Board    Chairman of the Board,   President and Chief
Chief Executive Officer  Chief Executive Officer  Operating Officer
and Chairman of the      and Chairman of the      Chiquita Banana
Executive Committee      Executive Committee      Group

KEITH E. LINDNER 1*      KEITH E. LINDNER 1*      PETER A. HOREKENS
Vice Chairman of the     Vice Chairman of the     President and Chief
Board                    Board                    Operating Officer
                                                  Chiquita Banana
STEVEN G. WARSHAW 1      STEVEN G. WARSHAW 1      Group - Europe
President and Chief      President and Chief
Operating Officer        Operating Officer        BENJAMIN PAZ
                                                  President and Chief
FRED J. RUNK *           CARLA A. BYRON           Operating Officer
Senior Vice President    Vice President,          Chiquita Banana
and Treasurer,           Corporate Planning       Group - North
American Financial                                America
Group, Inc.              JOSEPH W. HAGIN II
                         Vice President,          DENNIS M. DOYLE
JEAN HEAD SISCO 2,3      Corporate Affairs        President - Far and
Partner in Sisco                                  Middle East,
Associates               JEFFREY T. KLARE         Austral/Asia Region
(management              Vice President,
consultants)             Information Systems      ANTHONY D. BATTAGLIA
                                                  President
WILLIAM W. VERITY 2,3    GERALD R. KONDRITZER     Diversified Foods
Chairman and Chief       Vice President and       Group
Executive Officer,       Treasurer
ENCOR Holdings, Inc.
(developer and manu-     WARREN J. LIGAN
facturer of plastic      Senior Vice President
molded components)       and Chief Financial
                         Officer
OLIVER W. WADDELL 2,3
Retired Chairman,        ROBERT W. OLSON
President and Chief      Senior Vice President,
Executive Officer,       General Counsel and
Star Banc Corporation    Secretary

                         MICHAEL B. SIMS
1 Member of Executive    Vice President,
  Committee              Investor Relations
2 Member of Audit
  Committee              WILLIAM A. TSACALIS
3 Member of              Vice President and
  Compensation           Controller
  Committee
                         STEVEN A. TUCKER
* Associated as a        Vice President,
  director or officer    Internal Audit
  of American Financial
  Group, Inc. (engaged in
  property and casualty
  insurance and the sale
  of annuities) which owns
  approximately 37% of the
  voting stock of Chiquita
  Brands International,
  Inc. as of February 26,
  1999.

                     -59-

INVESTOR INFORMATION
----------------------------

STOCK EXCHANGE LISTINGS
----------------------------
New York, Boston and Pacific

STOCK SYMBOL
------------
CQB

SHAREHOLDERS OF RECORD
-------------------------------------------------------------------
At February 26, 1999 there were 5,580 common shareholders of record.

TRANSFER AGENT AND REGISTRAR -
PREFERRED, PREFERENCE AND COMMON STOCK
--------------------------------------
Chiquita Brands International, Inc.
c/o Securities Transfer Company
One East Fourth Street
Cincinnati, Ohio  45202
(513) 579-2414
(800) 368-3417

DIVIDEND REINVESTMENT
-------------------------------------------------------------------
Shareholders who hold at least 100 common shares may increase their investment in Chiquita shares through the Dividend Reinvestment Plan without payment of any brokerage commission or service charge. Full details concerning the Plan may be obtained from Investor Relations or the Transfer Agent.

ANNUAL MEETING
------------------------------
May 12, 1999
10 a.m. Eastern Daylight Time
Omni Netherland Plaza Hotel
35 West Fifth Street
Cincinnati, Ohio   45202

INVESTOR INQUIRIES
-------------------------------------------------------------------
For other questions concerning your investment in Chiquita, contact Investor Relations at (513) 784-6366

TRUSTEES AND TRANSFER AGENTS -
DEBENTURES/NOTES
------------------------------------------
7% Convertible Subordinated Debentures due
March 28, 2001
  Trustee-
   The Chase Manhattan Bank
   450 West 33rd Street
   New York, New York 10001
  Transfer, Paying and Conversion Agents -
   The Chase Manhattan Bank -
   New York, New York

   The Chase Manhattan Bank -
   London, England
   Banque Paribas Luxembourg S.A. -
   Luxembourg

   Banque Bruxelles Lambert S.A. -
   Brussels, Belgium

   Bank Leu, Ltd. -
   Zurich, Switzerland


9 1/8% Senior Notes due March 1, 2004*
9 5/8% Senior Notes due January 15, 2004*
10 1/4% Senior Notes due November 1, 2006*

  Trustee
   The Fifth Third Bank
   38 Fountain Square Plaza
   Cincinnati, Ohio  45263

* Chiquita Brands International, Inc., c/o Securities Transfer Company, is transfer agent for these Notes.

                            -60-