Form 10-K, Exhibit 13
period 1999-12-31
CHIQUITA BRANDS INTERNATIONAL INC
filed 2000-03-28
CIK 101063

EXHIBIT 13
                                                  ----------
Statement of Management Responsibility
--------------------------------------

The financial information presented in this Annual Report is the responsibility of Chiquita Brands International, Inc. management, which believes that it presents fairly the Company's consolidated financial position and results of operations in accordance with generally accepted accounting principles.
   The Company's system of internal accounting controls, which is supported by formal financial and administrative policies, is designed to provide reasonable assurance that the financial records are reliable for preparation of financial statements and that assets are safeguarded against losses from unauthorized use or disposition. Management reviews, modifies and improves these systems and controls as changes occur in business conditions and operations. The Company's worldwide internal audit function reviews the adequacy and effectiveness of controls and compliance with policies.
   The Audit Committee of the Board of Directors, all of whose members are independent directors, reviews the Company's financial statements, accounting policies and internal controls. In performing its reviews, the Committee meets periodically with the independent auditors, management and internal auditors to discuss these matters.
   The Company engages Ernst & Young LLP, an independent auditing firm, to audit its financial statements and express an opinion thereon. The scope of the audit is set by Ernst & Young LLP, which has full and free access to all Company records and personnel in conducting its audits. Representatives of Ernst & Young LLP are free to meet with the Audit Committee, with or without members of management present, to discuss their audit work and any other matters they believe should be brought to the attention of the Committee.


Report of Ernst & Young LLP, Independent Auditors
-------------------------------------------------
The Board of Directors and Shareholders of Chiquita Brands
International, Inc.

We have audited the accompanying consolidated balance sheets of Chiquita Brands International, Inc. as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flow for each of the three years in the period ended December 31, 1999. These financial statements, appearing on pages 8 through 27, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chiquita Brands International, Inc. at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flow for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP
Cincinnati, Ohio
February 8, 2000
                             -2-

Chiquita Brands International, Inc.
MANAGEMENT'S ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

OPERATIONS
-----------------------------------------------------------
This analysis of operations addresses Chiquita's operating results shown in the Consolidated Statement of Income and should be read in conjunction with the segment information presented in Note 13 to the Consolidated Financial
Statements.

(In thousands)               1999        1998       1997
--------------------------------------------------------
Net sales
  Fresh Produce        $2,044,788  $2,243,284 $2,198,939
  Processed Foods         511,011     477,077    234,787
                       ----------  ---------- ----------
                       $2,555,799  $2,720,361 $2,433,726
                       ==========  ========== ==========
Operating income
  Fresh Produce           $14,544     $53,085    $82,562
  Processed Foods          27,494      25,524     17,604
                       ----------  ---------- ----------
                          $42,038     $78,609   $100,166
                       ==========  ========== ==========

   Net sales in 1999 decreased 6% from the prior year primarily as a result of lower banana pricing. In 1998, net sales increased 12% over the prior year primarily as a result of the expansion of Chiquita's Processed Foods business through acquisitions of vegetable canning operations in late 1997 and early 1998. (See Note 15 to the Consolidated Financial Statements for additional discussion of these acquisitions.)
   Operating income in 1999 declined from 1998 in the Company's Fresh Produce business. This decrease was primarily due to weak banana pricing, particularly in Europe as a result of the overallocation of European Union banana import licenses early in the year and weakness in demand from Eastern Europe and Russia. A stronger dollar in relation to major European currencies (mitigated in part by the Company's foreign currency hedging program) also contributed to the lower earnings. These difficult industry conditions adversely affected the last three quarters of 1999. In early 2000, the dollar has continued to strengthen, especially in comparison to early 1999. Chiquita's Processed Foods business showed improved earnings in 1999 primarily as a result of higher pricing for canned vegetables compared to the prior year.
   In late 1999, the Company completed a workforce reduction program that streamlined certain corporate and staff functions in the U.S., Central America and Europe. The program is expected to generate annual savings of $15 to $20 million. Operating income for 1999 includes a $9 million charge representing severance, benefits extensions and outplacement services provided by this program.
   Operating income in 1998 includes write-downs and costs of $74 million, net of minimum expected insurance recoveries, as a result of significant damage in Honduras and Guatemala caused by Hurricane Mitch. This includes write-downs of banana cultivations and farm infrastructure assets, and costs for employee benefits and humanitarian aid. Excluding the effect of Hurricane Mitch, Fresh Produce operating income in 1998 improved compared to 1997 primarily as a result of lower delivered product costs for bananas as the Company realized increased farm productivity and transportation cost reductions on higher worldwide banana volume. Acquisitions of vegetable canning operations in late 1997 and early 1998 caused the increase in 1998 Processed Foods operating income as compared with 1997.
   Interest income for 1999 includes $10 million related to refunds to be received as a result of audits of the Company's federal income tax returns for 1989 through 1991. Interest expense in 1999 increased $3 million from 1998 and 1997 as a result of the Company's higher debt level.

                             -3-

   The 1998 results also include write-offs of a non-operating investment and of long-term production assets which were offset by a gain from a cash settlement in excess of $10 million for claims against a newspaper. The write-off of production assets is included in "Cost of sales." "Other income, net" includes the gain from the settlement of claims against the newspaper and the non-operating investment write-off.
   Income taxes consist principally of foreign income taxes currently paid or payable. No tax benefit was recorded for unrealized U.S. net operating loss carryforwards or other available tax credits.


LIQUIDITY AND CAPITAL RESOURCES
-------------------------------
Operating cash flow was $(6) million in 1999, $91 million in 1998 and $67 million in 1997. The decrease in 1999 operating cash flow resulted primarily from lower banana pricing in the Company's Fresh Produce business. The increase in 1998 operating cash flow compared to 1997 was primarily due to Fresh Produce cost reductions.
   Capital expenditures were $152 million in 1999, including $74 million to rehabilitate banana farms in Honduras and Guatemala which were destroyed or damaged by Hurricane Mitch in late 1998. The Company funded its capital expenditures with insurance proceeds related to Hurricane Mitch and additional borrowings. An additional $20 million will be spent on the rehabilitation of these farms, which are expected to return to full production during the first half of 2000. Remaining insurance proceeds of $32 to $42 million are expected to be received in 2000.
   Capital expenditures were $118 million in 1998 and $76 million in 1997. The 1998 amount includes $40 million for expansion of Chiquita's vegetable canning operations and for farm rehabilitation in the Company's western Panama division following a two-month strike.
   In June 1999, the Company issued $200 million principal amount of 10% senior notes due 2009 for net proceeds of $195 million. The Company used most of these proceeds to repay debt of subsidiaries and to repay borrowings under its corporate revolving line of credit.
   In September 1999, Chiquita Processed Foods, L.L.C. ("CPF"), the Company's vegetable canning subsidiary, entered into a five-year $200 million senior secured credit facility. The facility includes a $135 million revolving credit line and a $65 million facility for term loans, and replaces CPF's previous $85 million revolving credit facility.
   In February 2000, the Company amended its corporate senior revolving credit facility. The amendment sets the amount of the facility at $110 million, amends certain covenants and pledges certain parent company assets as security for its obligations. The facility is available through January 2001.
   At February 25, 2000, approximately $160 million of borrowings were available to Chiquita and its subsidiaries under committed lines of credit. At December 31, 1999, in accordance with subsidiary loan agreements, approximately $215 million of subsidiary net assets cannot be distributed to the parent company in the form of dividends, loans or advances. This restriction does not affect the parent company's ability to meet its cash obligations.
   In 2000, the Company expects its operating cash flow to improve compared to 1999. In addition, until industry conditions improve, the Company has suspended its common stock dividend and currently plans to reduce recurring capital expenditures to approximately one-half of annual depreciation and amortization charges.

                             -4-

EUROPEAN UNION REGULATORY DEVELOPMENTS
--------------------------------------
In 1993, the European Union ("EU") implemented a regulatory system governing the importation of bananas into the EU. By restricting the volume of Latin American bananas imported into the EU, this quota system had the effect of significantly decreasing the Company's overall volume and market share in Europe. The quota regime is administered through a licensing system and grants preferred status to producers and importers within the EU and its former colonies, while imposing restrictive quotas, licenses and tariffs on bananas imported from other sources, including Latin America, Chiquita's primary source of fruit.
Following imposition of the EU quota regime, prices within the EU increased and have remained at a higher level than the levels prevailing prior to the quota. Banana prices in other worldwide markets, however, declined as the displaced EU volume entered those markets, and have remained lower than in years prior to the EU quota.
   The EU quota regime has been determined to be and in violation of a number of international trade obligations by both the World Trade Organization ("WTO") and its predecessor, the General Agreement on Tariffs and Trade ("GATT"). The following chronology summarizes key developments:

1992, 1993     In two separate rulings, GATT panels find the
               EU banana policies to be illegal.

1994 Chiquita makes a filing with the Office of the U.S. Trade Representative ("USTR") under Section 301 of the U.S. Trade Act of 1974 (the "Trade Act") charging that the EU quota and licensing regime is unreasonable, discriminatory, and a burden and restriction on U.S. commerce.

1995 The USTR determines that the EU regime violates the Trade Act. Subsequently, the United States,
               Guatemala, Honduras and Mexico commence a challenge against the regime using the procedures of the newly created WTO.

1996 Ecuador, the world's largest exporter of bananas, joins these countries in the WTO action.

1997 A WTO panel rules that the EU banana regulation violates numerous international trade obligations to the detriment of Latin American supplying countries and U.S. marketing firms such as Chiquita. The WTO Appellate Body upholds the panel's ruling.

1998 The EU adopts a revised quota and licensing regime for implementation in January 1999. The five governments that filed the WTO complaint, joined by Panama, which became a WTO member after the initial complaint was filed, oppose the revised EU regime for not complying with the WTO rulings.

1999 In January, the United States requests WTO authorization to impose punitive duties on selected EU products exported to the United States in retaliation for the harm to the United States caused by the failure of the revised EU banana regime to be WTO consistent.

               In April, a WTO arbitration panel rules that the revised EU banana import regime continues the same discrimination against the United States and Latin America which previous WTO rulings found to be in violation of the EU's international trade obligations. The WTO arbitrators conclude that the United States is being harmed in the amount of approximately $190 million annually and is entitled to suspend EU trade concessions in that amount. Accordingly, the United States imposes prohibitive (100% of value) duties on selected EU products accounting for $190 million of annual exports to the United States. Shortly thereafter, the EU indicates that it will modify its banana import regime to be consistent with its international trade obligations.

   The EU continues to discuss numerous proposals to reform the EU banana import regime. There can be no assurance as to the nature, extent or timing of actions that may be taken by the EU or any other affected countries, nor as to their impact on the EU banana import regulation or on the Company's business.

                             -5-
EU COMMON CURRENCY
------------------
In 1999, eleven European countries began implementation of the EU common currency (the "euro") by accepting the euro as legal tender in addition to their respective national currencies. After July 1, 2002, the euro will be the sole legal tender for these eleven countries. The Company's affected customers continue to be invoiced in their traditionally invoiced currencies. The Company is currently addressing euro-related issues and their impact on information systems, currency exchange rate risk and other areas. Although the Company is not able to predict the full implications of the euro implementation on its European operations, the implementation has not had, and the Company does not believe it will have, a material adverse effect on its financial statements.


IMPACT OF YEAR 2000
-------------------
Chiquita's company-wide Year 2000 Project was designed to reduce the risk that the Year 2000 issue would cause significant interruptions to the Company's operations. As a result of the Project, the Company experienced no significant problems affecting its business operations related to the Year 2000 issue. The Company does not expect any future problems arising from Year 2000 issues that would have a material impact on the Company's financial statements. The total cost of the Project for systems that were not replaced or upgraded in the normal course was less than $10 million.


MARKET RISK MANAGEMENT
----------------------
Chiquita's products are distributed in more than 60 countries. Its international sales are made primarily in U.S. dollars and major European currencies (see "EU
Common Currency"). The Company reduces currency exchange risk from sales originating in currencies other than the dollar by exchanging local currencies for dollars promptly upon receipt. The Company further reduces its exposure to exchange rate fluctuations by purchasing foreign currency option contracts
(principally euro contracts) to hedge sales denominated in foreign currencies.
   Chiquita's interest rate risk arises primarily from its debt. The Company reduces its exposure to interest rate fluctuations on its long-term variable rate debt by entering into interest rate swap agreements to fix the amount of interest payments.
   The foreign currency option contracts and interest rate swap agreements are derivative financial instruments that change in value in the opposite direction of the underlying transactions being hedged.
Chiquita uses a value at risk ("VAR") model to estimate the potential loss the Company could incur as a result of adverse changes in foreign currency exchange and interest rates, based on a 95% confidence level, over a given period of time. The VAR calculations do not consider the potential effect of favorable changes in these rates or the offsetting increase in the dollar realization of an underlying foreign currency sale. Therefore, the VAR calculations are not intended to represent actual losses the Company expects to incur.
   As of December 31, 1999 and 1998 and for the year ended December 31, 1999, the Company estimates that the fair value of foreign currency option contracts would decline by less than $2 million over a one-day period due to an adverse change in foreign currency exchange rates. However, the Company expects that any decline in the fair value of these contracts would typically be offset by an increase in the dollar realization of the underlying sales denominated in foreign currencies.
   As of December 31, 1999 and 1998 and for the year ended December 31, 1999, the Company estimates that the combined adverse change in fair value of its debt and interest rate swaps would be less than $3 million over a one-day period due to an unfavorable change in interest rates.
   (See Note 7 to the Consolidated Financial
Statements for additional discussion of the Company's hedging activities.)

                             -6-
                       ***************

This Annual Report contains certain information that may be deemed to be "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. These statements reflect management's current views and estimates of future economic circumstances, industry conditions and Company performance. They are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita. The assumptions, risks and uncertainties include product pricing, cost to purchase or grow (and availability of) fresh produce and other raw materials, currency exchange rate fluctuations, natural disasters and unusual weather conditions, operating efficiencies, labor relations, access to capital, actions of governmental bodies, and other market and competitive conditions. Actual results or developments may differ materially from the expectations expressed or implied in the forward-looking statements.

Chiquita Brands International, Inc.
CONSOLIDATED STATEMENT OF INCOME

(In thousands, except
per share amounts)           1999         1998        1997
----------------------------------------------------------
Net sales              $2,555,799   $2,720,361  $2,433,726
                       ----------   ----------  ----------
Operating expenses
 Cost of sales          2,094,406    2,206,047   1,935,870
 Selling, general and
   administrative         328,467      343,227     311,568
 Depreciation              90,888       92,478      86,122
                       ----------   ----------  ----------
                        2,513,761    2,641,752   2,333,560
                       ----------   ----------  ----------
 Operating income          42,038       78,609     100,166

Interest income            19,574       12,866      16,540
Interest expense         (112,033)    (108,757)   (108,913)
Other income, net             339        7,370         750
                       ----------   ----------  ----------
Income (loss) before
 income taxes             (50,082)      (9,912)      8,543
Income taxes               (8,300)      (8,500)     (8,200)
                       ----------   ----------  ----------
Net income (loss)        $(58,382)    $(18,412)       $343

Less dividends on
 preferred and
 preference stock         (17,102)     (17,102)    (16,949)
                       ----------   ----------  ----------
Net loss attributed
 to common shares        $(75,484)    $(35,514)   $(16,606)
                       ==========   ==========  ==========
Net loss per
common share -
 basic and diluted         $(1.15)       $(.55)      $(.29)
                       ==========   ==========  ==========

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.
CONSOLIDATED BALANCE SHEET

                                             December 31,
(In thousands, except share amounts)      1999        1998
-----------------------------------------------------------
ASSETS
Current assets
 Cash and equivalents                  $97,863     $88,906
 Trade receivables, less allowances of
   $12,214 and $10,603, respectively   209,741     201,574
 Other receivables, net                151,457     128,293
 Inventories                           421,806     387,293
 Other current assets                   22,000      34,168
                                     ---------   ---------
   Total current assets                902,867     840,234

Property, plant and equipment, net   1,177,823   1,122,847
Investments and other assets           333,257     356,228
Intangibles, net                       182,180     189,824
                                    ----------  ----------
   Total assets                     $2,596,127  $2,509,133
                                    ==========  ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
 Notes and loans payable               $89,519    $131,768
 Long-term debt due within one year     40,235      37,511
 Accounts payable                      217,327     217,266
 Accrued liabilities                   141,341     144,884
                                    ----------  ----------
   Total current liabilities           488,422     531,429

Long-term debt of parent company       883,815     683,294
Long-term debt of subsidiaries         343,186     319,312
Accrued pension and other employee
  benefits                              68,162      90,382
Other liabilities                      107,256      90,736
                                    ----------  ----------
   Total liabilities                 1,890,841   1,715,153
                                    ----------  ----------
Shareholders' equity
 Preferred and preference stock        253,475     253,475
 Common stock, $.01 par value
    (65,921,791 and 65,447,875 shares
    outstanding, respectively)             659         654
 Capital surplus                       761,079     755,660
 Accumulated deficit                  (303,607)   (214,967)
 Accumulated other comprehensive loss   (6,320)       (842)
                                    ----------  ----------
   Total shareholders' equity          705,286     793,980
                                    ----------  ----------
   Total liabilities and
       shareholders' equity         $2,596,127  $2,509,133
                                    ==========  ==========
See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                                                       Accumulated
                     Preferred                          other com-  Total
                           and                          prehensive share-
                    preference  Common Capital Accumulated income holders'
(In thousands)           stock   stock  surplus  deficit   (loss)  equity
--------------------------------------------------------------------------
DECEMBER 31, 1996     $249,256 $18,614 $591,667 $(138,502) $3,218 $724,253
                                                                   -------
 Net income                  -       -        -       343       -      343
 Unrealized translation loss -       -        -         -  (6,626)  (6,626)
                                                                   -------
 Comprehensive loss                                                 (6,283)
                                                                   -------
 Share issuances
   Option exercises          -     170    6,045         -       -    6,215
   Acquisitions of
     businesses          3,983   1,528   67,258         -       -   72,769
   Other                     -      77   11,382         -       -   11,459
 Dividends
   Common stock              -       -        -   (11,395)      -  (11,395)
   Preferred and preference
     stock                   -       -        -   (16,932)      -  (16,932)
                       ------- ------- --------  -------- -------  -------
DECEMBER 31, 1997      253,239  20,389  676,352  (166,486) (3,408) 780,086
                                                                   -------
 Net loss                    -       -        -   (18,412)      -  (18,412)
 Unrealized translation gain -       -        -         -   2,566    2,566
                                                                   -------
 Comprehensive loss                                                (15,846)
                                                                   -------
 Reduction in par value of
   common stock              - (19,777)  19,777         -       -        -
 Share issuances
   Option exercises          -       1    1,482         -       -    1,483
   Acquisitions of
     businesses            236      41   58,049         -       -   58,326
 Dividends
   Common stock              -       -        -   (12,970)      -  (12,970)
   Preferred and preference
     stock                   -       -        -   (17,099)      -  (17,099)
                       -------  ------  -------  --------  ------- -------
DECEMBER 31, 1998      253,475     654  755,660  (214,967)   (842) 793,980
                                                                   -------
 Net loss                    -       -        -   (58,382)      -  (58,382)
 Unrealized translation loss -       -        -         -  (5,478)  (5,478)
                                                                   -------
 Comprehensive loss                                                (63,860)
                                                                   -------
 Share issuances
   Option exercises          -       1       57         -       -       58
   Other                     -       4    5,362         -       -    5,366
 Dividends
   Common stock              -       -        -   (13,156)      -  (13,156)
   Preferred and
     preference stock        -       -        -   (17,102)      -  (17,102)
                      --------  ------ -------- --------- ------- --------
DECEMBER 31, 1999     $253,475    $659 $761,079 $(303,607)$(6,320)$705,286
                      ========  ====== ======== ========= ======= ========

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.
CONSOLIDATED STATEMENT OF CASH FLOW

(In thousands)                      1999       1998      1997
-------------------------------------------------------------
CASH PROVIDED (USED) BY:
OPERATIONS
  Net income (loss)             $(58,382)  $(18,412)     $343
  Depreciation and amortization   97,304     99,138    91,588
  Write-downs of banana production
    assets, net of expected
    insurance recoveries               -     43,400         -
  Changes in current assets
    and liabilities
    Trade receivables             (4,222)   (19,089)  (10,796)
    Other receivables             (6,085)   (23,052)   (2,020)
    Inventories                  (16,789)     3,556     4,062
    Other current assets           1,877     10,408    (3,776)
    Accounts payable and accrued
      liabilities                (15,095)   (15,359)  (22,613)
  Other                           (4,651)    10,620    10,155
                                --------   --------  --------
  CASH FLOW FROM OPERATIONS       (6,043)    91,210    66,943
                                --------   --------  --------
INVESTING
  Capital expenditures          (152,080)  (118,250)  (76,248)
  Hurricane Mitch insurance
    proceeds                      32,500          -         -
  Acquisitions of businesses     (21,619)   (26,199)  (14,819)
  Long-term investments          (11,531)    (4,563)   (8,475)
  Proceeds from sales of property,
    plant and equipment           14,903      2,371     6,494
  Proceeds from sale of non-core
    business                           -     18,249         -
  Refundable deposits for container
    equipment                      9,745     (9,745)        -
  Other                            4,266      7,096    (7,974)
                                --------   --------  --------
  CASH FLOW FROM INVESTING      (123,816)  (131,041) (101,022)
                                --------   --------  --------
FINANCING
  Debt transactions
    Issuances of long-term debt  284,327     78,858    12,234
    Repayments of long-term debt (68,389)  (108,627)  (98,034)
    Increase (decrease) in notes
      and loans payable          (46,922)    61,390   (17,865)
  Stock transactions
    Issuances of common stock         58      1,483     6,215
    Dividends                    (30,258)   (30,069)  (28,327)
                                --------   --------  --------
  CASH FLOW FROM FINANCING       138,816      3,035  (125,777)
                                --------   --------  --------

Increase (decrease) in cash
   and equivalents                 8,957    (36,796) (159,856)
Balance at beginning of year      88,906    125,702   285,558
                                --------   --------  --------
Balance at end of year           $97,863    $88,906  $125,702
                                ========   ========  ========

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies
---------------------------------------------------
American Financial Group, Inc. and its subsidiaries owned approximately 36% of the outstanding common stock of Chiquita
Brands International, Inc. ("Chiquita" or the "Company") as of
December 31, 1999.

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

USE OF ESTIMATES - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes.

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

INTANGIBLES - Intangibles consist primarily of goodwill and trademarks which are amortized over not more than 40 years. Accumulated amortization was $60 million and $54 million at December 31, 1999 and 1998, respectively. The carrying value of intangibles is evaluated periodically in relation to the operating performance and future undiscounted cash flows of the underlying businesses.

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

FOREIGN EXCHANGE - Chiquita generally utilizes the U.S. dollar as its functional currency. Net foreign exchange gains (losses) of $(5) million in 1999, $6 million in 1998 and $(7) million in 1997 are included in income.
   The Company enters into foreign currency option contracts to hedge transactions denominated in foreign currencies.
These option contracts are specifically designated as hedges and offset the losses or gains from currency risk associated with the hedged transactions. The Company does not enter into option contracts for speculative purposes. Amounts paid for options and any gains realized thereon are deferred until the hedged transaction occurs.

EARNINGS PER SHARE - Basic earnings per share is calculated on the basis of the weighted average number of shares of common stock outstanding during the year reduced by nonvested restricted shares. The assumed conversions to common stock of the Company's 7% convertible subordinated debentures, preferred and preference stock, stock options and other stock awards are excluded from diluted earnings per share computations for periods in which these items, on an individual basis, have an anti-dilutive effect.

NEW ACCOUNTING PRONOUNCEMENTS - In 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard requires the recognition of all derivatives on the balance sheet at fair value. Adoption of SFAS No. 133 is required by January 1, 2001 and is currently under review by the Company.
                            -12-

Note 2 - Earnings Per Share
------------------------------------------------------------
Basic and diluted earnings per share are calculated as
follows:

(In thousands, except per
share amounts)                      1999       1998       1997
--------------------------------------------------------------
Net income (loss)               $(58,382)  $(18,412)      $343
Dividends on preferred and
  preference stock               (17,102)   (17,102)   (16,949)
                                --------   --------   --------
  Net loss attributed to
    common shares               $(75,484)  $(35,514)  $(16,606)
                                ========   ========   ========

Weighted average common
   shares outstanding             65,768     64,734     57,185
Nonvested restricted shares            -        (71)      (160)
                                --------   --------   --------
  Shares used to calculate basic
     and diluted earnings
     per share                    65,768     64,663     57,025
                                ========   ========   ========
  Basic and diluted net loss
     per common share             $(1.15)     $(.55)     $(.29)
                                ========   ========   ========

   The assumed conversions to common stock of the Company's preferred stock, preference stock and 7% convertible subordinated debentures and the assumed exercise of outstanding stock options and other stock awards would have an anti-dilutive effect on diluted earnings per share and, therefore, have not been included in the above calculations. For additional information regarding the 7% convertible subordinated debentures, stock options and other stock awards and preferred and preference stock, see Notes 8, 10 and 11.

Note 3 - Inventories
-----------------------------------------------------------
Inventories consist of the following:
                                             December 31,
(In thousands)                             1999       1998
------------------------------------------------------------
Fresh produce                           $39,762    $43,052
Processed food products                 215,365    184,438
Growing crops                           104,699    109,891
Materials, supplies and other            61,980     49,912
                                       --------   --------
                                       $421,806   $387,293
                                       ========   ========

   The carrying value of inventories valued by the LIFO method was $112 million at December 31, 1999 and $115 million at December 31, 1998. If these inventories were stated at current costs, total inventories would have been approximately $30 million and $33 million higher than reported at December 31, 1999 and 1998, respectively.

Note 4 - Property, Plant and Equipment
-----------------------------------------------------------
Property, plant and equipment consist of the following:

                                                  Weighted
                                                   average
                                   December 31,depreciable
(In thousands)                  1999       1998      lives
-----------------------------------------------------------
Land                        $102,935   $104,212
Buildings and improvements   257,204    240,016   25 years
Machinery and equipment      473,335    439,600   10 years
Ships and containers         680,224    678,861   24 years
Cultivations                 304,232    235,500   29 years
Other                         74,799     70,672   19 years
                          ---------- ----------
                           1,892,729  1,768,861
Accumulated depreciation    (714,906)  (646,014)
                          ---------- ----------
                          $1,177,823 $1,122,847
                          ========== ==========

Note 5 - Leases
------------------------------------------------------------
Total rental expense consists of the following:

(In thousands)                  1999       1998       1997
------------------------------------------------------------
Gross rentals
     Ships and containers    $96,101    $94,047    $79,746
     Other                    36,937     36,854     35,509
                           ---------  ---------  ---------
                             133,038    130,901    115,255
Less sublease rentals        (16,095)   (21,269)   (14,359)
                           ---------  ---------  ---------
                            $116,943   $109,632   $100,896
                           =========  =========  =========

   Future minimum rental payments required under operating leases having initial or remaining non-cancelable lease terms in excess of one year at December 31, 1999 are as follows:

                            Ships and
(In thousands)             containers    Other       Total
-----------------------------------------------------------
2000                         $35,779    $20,507    $56,286
2001                          21,933     16,862     38,795
2002                          22,096     14,849     36,945
2003                          17,382     13,034     30,416
2004                          16,469      8,444     24,913
Later years                   24,113     16,125     40,238

   Portions of the minimum rental payments for ships constitute reimbursement for ship operating costs paid by the lessor.

Note 6 - Equity Method Investments
------------------------------------------------------------
The Company has investments in a number of affiliates which are accounted for by the equity method. These affiliates are primarily engaged in the distribution of fresh produce. Chiquita's share of the earnings of these affiliates was $5 million in 1999, $8 million in 1998 and $1 million in 1997, and its investment in these companies totaled $121 million at December 31, 1999 and $103 million at December 31, 1998. The Company's share of undistributed earnings of these affiliates totaled $28 million at December 31, 1999 and $23 million at December 31, 1998. The excess of the carrying value of Chiquita's investment over its share of the fair value of the investees' net assets at the date of acquisition is being amortized over periods ranging from 10 to 40 years ($34 million and $31 million, net of accumulated amortization, at December 31, 1999 and 1998, respectively).
    Summarized unaudited financial information of these affiliates follows:

(In thousands)                  1999       1998       1997
------------------------------------------------------------
Revenue                     $978,180   $707,358   $510,282
Gross profit                 109,608    104,836     78,225
Net earnings                  16,016     22,289      6,909

Current assets               205,270    174,110
Total assets                 382,815    345,119
Current liabilities          164,596    116,773
Total liabilities            205,226    175,061

Note 7 - Hedging
--------------------------------------------------------------
Chiquita has interest rate swap agreements maturing in 2000 and 2001 which fix the rate of interest on approximately $14 million of its variable rate ship loans. At December 31, 1999, the Company had euro-denominated option contracts which ensure conversion of approximately (euro) 200 million of sales in 2000 at rates not lower than 1.04 dollars per euro or higher than 1.18 dollars per euro.
   The carrying values and estimated fair values of the Company's debt, associated interest rate swap agreements and foreign currency option contracts are summarized below:

                              December 31, 1999       December 31, 1998
                        -----------------------   ---------------------
                           Carrying   Estimated    Carrying   Estimated
(In thousands)                value  fair value       value  fair value
-----------------------------------------------------------------------
Debt                    $(1,356,755)$(1,120,000)$(1,171,885)$(1,186,000)
Interest rate swap
  agreements                      -        (100)          -        (800)
Foreign currency option
  contracts                   2,980       8,400       5,890        (800)

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

<CAPTION
Note 8 - Debt
------------------------------------------------------------
Long-term debt consists of the following:
                                              December 31,
(In thousands)                               1999     1998
------------------------------------------------------------
PARENT COMPANY
9 1/8% senior notes, due 2004            $175,000 $175,000
9 5/8% senior notes, due 2004             247,771  247,341
10% senior notes, due 2009                200,000        -
10 1/4% senior notes, due 2006            149,034  148,943
7% subordinated debentures, due 2001      112,010  112,010
                                         -------- --------
     Long-term debt of parent company    $883,815 $683,294
                                         ======== ========
SUBSIDIARIES
Loans secured by ships and containers,
 due in installments from 2000 to 2009
 - average effective interest rate of
   8.6% (8.5% in 1998)                   $193,954 $221,546
Loan to Costa Rican farm subsidiaries,
 due 2001
 - variable interest rate of 9.2%
   (7.8% in 1998)                          55,000   55,000
Loan secured by vegetable canning assets,
 due in installments from 2000 to 2004
 - variable interest rate of 7.9%          50,000        -
Long-term portion of revolving credit
 facility secured by vegetable canning
 assets, due 2004
 - variable interest rate of 7.7%          35,000        -
Foreign currency loans maturing through
 2008
 - average interest rate of 6%
   (7% in 1998)                            10,774   18,666
Other loans maturing through 2012
 - average interest rate of 8%
   (9% in 1998)                            38,693   61,611
Less current maturities                   (40,235) (37,511)
                                         -------- --------
     Long-term debt of subsidiaries      $343,186 $319,312
                                         ======== ========

   In June 1999, the Company issued $200 million principal amount of 10% senior notes due 2009 for net proceeds of $195 million. The unsecured notes rank equally with existing and future senior unsecured indebtedness of the Company. The Company used most of these proceeds to repay borrowings under its corporate revolving line of credit and to repay debt of subsidiaries.
   The 10% senior notes are callable beginning in 2004 at a price of 105% of face value declining to face value in 2007. The 10 1/4% senior notes are callable beginning in 2001 at a price of 105 1/8% of face value declining to face value in 2004. The 7% subordinated debentures are callable at face value and convertible into common stock at $43 per share.
   At December 31, 1999, $75 million of loans secured by ships, including $35 million of fixed rate ship debt denominated in pounds sterling, had interest rates fixed at an average of 8.3% by the terms of the loans or by the operation of interest rate swap agreements (see Note 7).

   Maturities on long-term debt during the next five years are as follows:

                           Parent
(In thousands)            Company Subsidiaries       Total
-----------------------------------------------------------
2000                           $-      $40,235     $40,235
2001                      112,010      105,151     217,161
2002                            -       41,377      41,377
2003                            -       32,374      32,374
2004                      425,000       85,664     510,664

     In 1999, Chiquita Processed Foods, L.L.C. ("CPF"), the Company's vegetable canning subsidiary, entered into a five-year $200 million senior secured credit facility. The facility includes a $135 million revolving credit line and a $65 million facility for term loans, and replaces CPF's previous $85 million revolving credit facility. At December 31, 1999, $103 million of borrowings were outstanding under the revolving credit line, of which $35 million is classified as long-term debt, and a $50 million term loan was outstanding. Borrowings under this facility are collateralized by a security interest in CPF's receivables, finished goods inventory and certain machinery and equipment. Interest under the facility is based on, at the Company's option, either the bank corporate base rate or prevailing interbank Eurodollar offering rates. An annual fee of up to 1/2% is payable on the unused portion of the commitment. This facility contains covenants that limit capital expenditures and the payment of dividends by CPF and require CPF to maintain certain financial ratios related to net worth and debt coverage.
     In February 2000, the Company amended its corporate senior revolving credit facility. The amendment sets the amount of the facility at $110 million, amends certain covenants and provides for the pledge of certain assets, primarily the equity of CPF and parent company cash, as security for the borrowings. The facility is available through January 2001. Interest on borrowings under the facility is based on, at the Company's option, the bank corporate base rate, the federal funds effective rate or prevailing interbank Eurodollar offering rates. An annual fee of up to 3/4% is payable on the unused portion of the facility. The credit facility contains covenants which limit capital expenditures in 2000 to $75 million and require the Company to satisfy certain ratios related to net worth, senior debt-to-total capitalization and interest coverage. At December 31, 1999, no amounts were outstanding under the facility.
   Certain of Chiquita's borrowing agreements restrict the payment of cash dividends. Under Chiquita's amended corporate senior revolving credit facility, dividend payments are limited to $30 million in 2000.
At December 31, 1999, under the most restrictive convenants of the Company's long-term debt agreements, approximately $300 million was available for dividend payments.
   The Company maintains various other lines of credit with domestic and foreign banks for borrowing funds on a short-term basis. The average interest rates for all short-term notes and loans payable outstanding were 7.5% and 7.9% at December 31, 1999 and 1998, respectively.
   At December 31, 1999, in accordance with subsidiary loan agreements, approximately $215 million of subsidiary net assets cannot be distributed to the parent company in the form of dividends, loans or advances.
   Cash payments relating to interest expense were $105 million in 1999 and 1998 and $104 million in 1997.

Note 9 - Pension and Severance Benefits
-----------------------------------------------------------
The Company and its subsidiaries have several defined benefit and contribution pension plans covering approximately 5,500 domestic and foreign employees.
Approximately 21,000 employees are covered by Central and South American severance plans. Pension plans covering eligible salaried employees and Central and South American severance plans for all employees call for benefits to be based upon years of service and compensation rates.
   Pension and severance expense consists of the following:

                                                      Foreign Plans
                                      -----------------------------
(In thousands)                              1999      1998     1997
-------------------------------------------------------------------
Defined benefit and severance plans:
 Service cost                              $3,768    $5,070  $4,795
 Interest on projected benefit obligation   5,122     6,070   5,835
 Expected return on plan assets              (139)     (136)    (89)
 Recognized actuarial loss                    368       757     299
 Amortization of prior service cost
     and transition obligation                525     1,556   1,239
                                          -------   ------- -------
                                            9,644    13,317  12,079
 Curtailment loss                               -    14,061       -
 Settlement loss                                -     4,666       -
                                          -------   ------- -------
                                            9,644    32,044  12,079
Defined contribution plans                    604       768     654
                                          -------   ------- -------
Total pension and severance expense       $10,248   $32,812 $12,733
                                          =======   ======= =======

                                                     Domestic Plans
                                        ---------------------------
(In thousands)                             1999      1998      1997
--------------------------------------------------------------------
Defined benefit and severance plans:
 Service cost                              $1,084    $1,057    $593
 Interest on projected benefit obligation   3,034     2,838   2,561
 Expected return on plan assets            (3,424)   (2,697) (2,441)
 Recognized actuarial loss                    317       365     501
 Amortization of prior service cost
     and transition obligation                109        91      62
                                          -------   ------- -------
                                            1,120     1,654   1,276
 Curtailment loss                               -         -       -
 Settlement loss                                -         -       -
                                          -------   ------- -------
                                            1,120     1,654   1,276
Defined contribution plans                  4,786     3,726   3,234
                                          -------   ------- -------
Total pension and severance expense        $5,906    $5,380  $4,510
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

   Financial information with respect to the Company's foreign and domestic defined benefit pension and severance plans is as follows:

                                   Foreign Plans     Domestic Plans
                                 ---------------   ----------------
(In thousands)                    1999      1998       1999    1998
-------------------------------------------------------------------
Fair value of plan assets at
   beginning of year             $3,028    $2,803   $41,653  $35,912
 Actual return on plan assets       111        40     3,756    5,650
 Employer contributions          21,596    28,080     2,679    2,374
 Benefits paid                  (21,137)  (27,895)   (2,794)  (2,451)
 Other                                -         -       154      168
                               --------  --------   -------  -------
Fair value of plan assets at
   end of year                   $3,598    $3,028   $45,448  $41,653
                               ========  ========   =======  =======
Projected benefit obligation at
   beginning of year            $64,856   $67,188   $43,414  $39,904
 Service and interest cost        8,890    11,140     4,118    3,895
 Actuarial (gain) loss           (4,585)      409    (1,624)   1,456
 Benefits paid                  (21,137)  (27,895)   (2,794)  (2,451)
 Curtailment                          -    12,515         -        -
 Settlement                           -     1,499         -        -
 Other                                -         -       134      610
                               --------  --------   -------  -------
Projected benefit obligation
   at end of year               $48,024   $64,856   $43,248  $43,414
                               ========  ========   =======  =======
Plan assets in excess of (less
   than) projected benefit
   obligation                  $(44,426) $(61,828)   $2,200  $(1,761)
Unrecognized actuarial loss       4,925    10,401     3,334    5,682
Unrecognized prior service cost   1,077     1,229       285      494
Unrecognized transition obligation  172       543       436      518
Adjustment required to recognize
   minimum pension liability          -         -      (826)  (3,099)
                               --------  --------   -------  -------
                                (38,252)  (49,655)    5,429    1,834
Prepaid pension asset                 -         -     6,423    5,064
                               --------  --------   -------  -------
Accrued pension liability      $(38,252) $(49,655)    $(994) $(3,230)
                               ========  ========   =======  =======

  Included in the table above are plans whose benefit obligation exceeds plan assets. These plans are primarily foreign pension and severance plans that are generally not required to be funded until benefits are paid. The accumulated benefit obligation, projected benefit obligation and fair value of assets of plans for which benefits exceed assets were $59 million, $70 million and $21 million, respectively, as of December 31, 1999 and $72 million, $88 million and $19 million, respectively, as of December 31, 1998.
   The projected benefit obligations of Central and South American pension and severance plans in 1999 and 1998 were determined using discount rates of approximately 9 1/4%.
The assumed long-term rate of compensation increase was 6% for both years. The projected benefit obligations of the Company's domestic pension plans were determined using a discount rate of approximately 7 1/2% in 1999 and 7 1/4% in 1998. The assumed long-term rate of compensation increase was 5 1/2% in 1999 and 1998 and the assumed long-term rate of return on plan assets was approximately 8% for both years.
                            -19-

Note 10 - Stock Options
------------------------------------------------------------
Under its non-qualified stock option and incentive plans, the Company may grant up to an aggregate of 25 million shares of common stock in the form of stock options, stock appreciation rights and stock awards. Under these plans, options have been granted to directors, officers and other key employees to purchase shares of the Company's common stock at the fair market value at the date of grant. The options generally vest over ten years and may be exercised over a period not in excess of 20 years.
   A summary of the Company's stock option activity and related information follows:

                                   1999           1998          1997
                         --------------  ------------- -------------
                               Weighted       Weighted      Weighted
                                average        average       average
(In thousands, except          exercise       exercise      exercise
per share amounts)        Shares  price  Shares  price Shares  price
--------------------------------------------------------------------
Under option at
  beginning of year        9,479 $13.32   8,403 $13.44  6,893 $13.09
Options granted            2,875   8.90   1,858  12.92  2,539  14.08
Options exercised             (6) 10.31    (123) 12.06   (509) 12.21
Options canceled or
  expired                 (1,351) 11.92    (659) 13.86   (520) 13.15
                          ------ ------  ------ ------ ------ ------

Under option at end
  of year                 10,997 $12.34   9,479 $13.32  8,403 $13.44
                          ====== ======  ====== ====== ====== ======
Options exercisable at
  end of year              4,926 $12.71   3,705 $13.30  2,943 $13.45
                          ====== ======  ====== ====== ====== ======
Shares available for
  future grants            9,482         11,041         2,536
                          ======         ======        ======

   Options outstanding as of December 31, 1999 have exercise prices ranging from $4.25 to $34.44 and a weighted average remaining contractual life of 16 years. More than 90% of these options have exercise prices in the range of $9.34 to $15.69.
   Under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. SFAS No. 123, "Accounting for Stock-Based Compensation," requires disclosure of the estimated fair value of stock options granted after 1994 and pro forma financial information assuming compensation expense was recorded using these fair values.
   The estimated weighted average fair value per option share granted is $3.66 for 1999, $5.24 for 1998 and $6.34 for 1997 using a Black-Scholes option pricing model with the following assumptions: weighted average risk-free interest rates of 5.0% for 1999, 5.6% for 1998 and 6.5% for 1997;
dividend yield of 1.5%; volatility factor for the Company's common stock price of approximately 37%; and a weighted average expected life of eight years for options not forfeited. The estimated pro forma compensation expense based on these option fair values would be approximately $5 million ($.07 per share) in 1999, $4 million ($.06 per share) in 1998 and $3 million ($.05 per share) in 1997. Because SFAS No. 123 applies only to options granted after 1994, the effect of applying this standard to current year pro forma information is not necessarily indicative of the effect in future years.
                            -20-

Note 11 - Shareholders' Equity
------------------------------------------------------------
At December 31, 1999, 200 million shares of common stock were authorized, including unissued shares reserved for the following purposes:

   Issuance under stock option and employee
     benefit plans                                 24 million
   Conversion of 7% subordinated debentures         3 million
   Conversion of preferred and preference stock    26 million

   In 1998, the Company's shareholders approved a change of title and par value of the Company's Capital Stock, $.33 par value, to Common Stock, $.01 par value.
   In 1997, Chiquita issued 4,585,210 shares of common stock and 79,659 shares of $2.50 Convertible Preference Stock, Series C to the former owners of acquired canning companies. In 1998, Chiquita issued 182,735 common shares and 4,712 shares of Series C preference stock as final payment for the 1997 acquisitions and issued 2,966,533 common shares in connection with the 1998 acquisition of another canning company. In 1998, Chiquita also issued 873,710 common shares to acquire a fresh mushroom business. (See Note 15.)
   At December 31, 1999, three series of preferred and preference stock are outstanding, each share of which has a liquidation preference of $50.00, and has an annual dividend rate and is convertible at the holder's option into a number of shares of Chiquita common stock as follows:

                                           Annual    Holders'
                                 Shares  dividend conversion
                            outstanding      rate       rate
------------------------------------------------------------
$2.875 Non-Voting Cumulative
   Preferred Stock, Series A  2,875,000    $2.875    2.6316
$3.75 Convertible Preferred
   Stock, Series B            2,300,000     3.750    3.3333
$2.50 Convertible Preference
   Stock, Series C               84,371     2.500    2.9220
-------------------------------------------------------------

   Through February 14, 2001, each Series A share is convertible at the Company's option into 2.6316 shares of common stock provided the market value of Chiquita common stock exceeds $24.70 per share. Thereafter, each Series A share is convertible at the Company's option into a number of shares of common stock (not exceeding 10 shares) having a total market value of $50.00.
   Through September 9, 2000, each Series B share is convertible at the Company's option into a number of shares of common stock (not exceeding 10 shares) having a total market value of $51.50 ($50.75 if converted on or after September 10, 2000 and $50.00 if converted on or after September 10, 2001). However, this conversion is permitted only if the market value of Chiquita common stock exceeds $7.00 per share when notice of the conversion is given.
   Beginning on June 30, 2000, each Series C share is convertible at the Company's option into a number of shares of common stock (not exceeding 10 shares) having a total market value of $51.50 ($50.75 if converted on or after June 30, 2001 and $50.00 if converted on or after June 30, 2002).
   The Series A and Series B shares are non-voting. The Series C shares have one vote per share, voting with the common stock. In certain circumstances if the Company fails to pay quarterly dividends on Series A, B and C shares, the holders of such shares, voting as a class, have the right to elect two directors in addition to the regular directors. The Board of Directors has the authority to fix the terms of 4,825,000 additional shares of Non-Voting Cumulative Preferred Stock and 3,915,629 additional shares of Cumulative Preference Stock.

                            -21-

Note 12 - Income Taxes
-----------------------------------------------------------
Income taxes consist of the following:

(In thousands)  U.S. Federal U.S. State Foreign     Total
-----------------------------------------------------------
1999
Current tax expense    $235    $1,161    $6,144    $7,540
Deferred tax expense      -         -       760       760
                      -----    ------    ------   -------
                       $235    $1,161    $6,904    $8,300
                      =====    ======    ======   =======

1998
Current tax expense    $369    $1,100    $8,006    $9,475
Deferred tax benefit      -         -      (975)     (975)
                      -----    ------    ------   -------
                       $369    $1,100    $7,031    $8,500
                      =====    ======    ======   =======
1997
Current tax expense    $375    $1,125    $6,076    $7,576
Deferred tax expense      -         -       624       624
                      -----    ------    ------   -------
                       $375    $1,125    $6,700    $8,200
                      =====    ======    ======   =======

     Income tax expense differs from income taxes computed at the U.S. federal statutory rate for the following reasons:

(In thousands)                   1999      1998      1997
-----------------------------------------------------------
Income tax expense (benefit)
  computed at U.S. federal
  statutory rate             $(17,529)  $(3,469)    $2,990
State income taxes, net of
  federal benefit                 755       715        731
U.S. losses for which no tax
  benefit has been recognized       -    20,734     13,723
Foreign tax differential       25,056    (8,816)   (12,728)
Goodwill amortization           1,651     1,850      1,148
Other                          (1,633)   (2,514)     2,336
                              -------   -------    -------
Income tax expense             $8,300    $8,500     $8,200
                              =======   =======    =======

                            -22-

   Income (loss) before income taxes consists of the following:

(In thousands)                   1999      1998      1997
-----------------------------------------------------------
Subject to tax in:
United States                  $6,230  $(51,326) $(39,211)
Foreign jurisdictions         (56,312)   41,414    47,754
                            --------- --------- ---------
                             $(50,082)  $(9,912)   $8,543
                            ========= ========= =========

   The components of deferred income taxes included on the balance sheet are as follows:

                                             December 31,
                                       ------------------
(In thousands)                             1999      1998
---------------------------------------------------------
Deferred tax benefits
   Employee benefits                    $26,434   $31,726
   Accrued expenses                      27,055    25,143
   Other                                 20,651    24,631
                                      --------- ---------
                                         74,140    81,500
                                      --------- ---------
Deferred tax liabilities
   Depreciation and amortization        (32,470)  (25,452)
   Growing crops                        (18,983)  (19,601)
   Long-term debt                        (2,525)   (6,167)
   Other                                (14,385)   (7,227)
                                      --------- ---------
                                        (68,363)  (58,447)
                                      --------- ---------
                                          5,777    23,053
Valuation allowance                      (8,142)  (23,795)
                                      --------- ---------
Net deferred tax liability              $(2,365)    $(742)
                                      ========= =========

   Net deferred taxes do not reflect the benefit that would be available to the Company from the use of its U.S. operating loss carryforwards of $303 million, capital loss carryforwards of $43 million and alternative minimum tax credits of $6 million. The operating loss carryforwards expire from 2007 through 2019 and the capital loss carryforwards expire from 2000 through 2002. Undistributed earnings of foreign subsidiaries which have been, or are intended to be, permanently reinvested in operating assets, if remitted, are expected to result in little or no tax by operation of relevant statutes and the carryforward attributes described above. Cash payments for income taxes, net of refunds, were $9 million in 1999, $7 million in 1998 and $5 million in 1997.
                            -23-

Note 13 - Segment Information
-----------------------------------------------------------
The Company conducts business in two business segments, organized primarily on a product line basis, with each segment offering a variety of different but related products. The Fresh Produce segment includes the production, transportation, distribution and marketing of Chiquita bananas and a wide variety of other fresh fruits and vegetables. The Processed Foods segment consists of the production, distribution and marketing of the Company's private-label and branded canned vegetables, branded fruit and vegetable juices and beverages, processed bananas and edible oil based consumer products. The Company evaluates the performance of its business segments based on operating income before unusual items. Intercompany transactions between segments are eliminated. Financial information for each segment follows:

                                  Fresh     Processed
                                Produce         Foods   Consolidated
-------------------------------------------------------------------
1999
Net sales                      $2,044,788    $511,011    $2,555,799
Operating income before
 unusual items (1)                 23,129      27,909        51,038
Depreciation and amortization      78,363      18,941        97,304
Income from equity investments      4,161       1,246         5,407
Total assets                    2,079,903     516,224     2,596,127
Net operating assets (2)        1,533,397     430,781     1,964,178
Investment in equity affiliates   103,527      17,306       120,833
Expenditures for long-lived
 assets                           148,490      42,207       190,697

1998
Net sales                      $2,243,284    $477,077    $2,720,361
Operating income before
 unusual items (1)                126,685      25,524       152,209
Depreciation and amortization      82,722      16,416        99,138
Income from equity investments      6,515       1,221         7,736
Total assets                    2,055,854     453,279     2,509,133
Net operating assets (2)        1,512,185     364,774     1,876,959
Investment in equity affiliates    91,170      11,910       103,080
Expenditures for long-lived
 assets                           116,042      36,018       152,060

1997
Net sales                      $2,198,939    $234,787    $2,433,726
Operating income                   82,562      17,604       100,166
Depreciation and amortization      84,562       7,026        91,588
Income from equity investments       (245)      1,263         1,018
Total assets                    2,083,080     318,533     2,401,613
Net operating assets (2)        1,517,076     251,844     1,768,920
Investment in equity affiliates    57,135       9,223        66,358
Expenditures for long-lived
 assets                            88,000      29,224       117,224

(1)Operating income before unusual items excludes the following: in 1999, $9 million of charges resulting from a workforce reduction program; in 1998, write-downs and costs totaling $74 million, net of the minimum of the range of expected insurance recoveries of $60 to $75 million, resulting from significant damage in Honduras and Guatemala caused by Hurricane Mitch.
(2)Net operating assets consist of total assets less (i) cash and equivalents and (ii) total liabilities other than debt.
                            -24-

   Financial information by geographic area is as follows:

(In thousands)                       1999      1998        1997
------------------------------------------------------------------
Net sales
   United States                $1,552,320  $1,558,973  $1,277,513
   Central and South America         8,124      47,336      54,946
   Europe and other international  995,355   1,114,052   1,101,267
                                ----------  ----------  ----------
                                $2,555,799  $2,720,361  $2,433,726
                                ==========  ==========  ==========
Long-lived assets
   United States                  $427,542    $410,068    $341,815
   Central and South America       532,504     507,641     534,836
   Europe and other international  285,082     278,527     243,154
   Shipping operations             448,132     472,663     498,342
                                ----------  ----------  ----------
                                $1,693,260  $1,668,899  $1,618,147
                                ==========  ==========  ==========

   The Company's products are sold throughout the world and its principal production and processing operations are conducted in Central and South America and the United States. Chiquita's earnings are heavily dependent upon products grown and purchased in Central and South America. These activities, a significant factor in the economies of the countries where Chiquita produces bananas and related products, are subject to the risks that are inherent in operating in such foreign countries, including government regulation, currency restrictions and other restraints, risk of expropriation and burdensome taxes. Certain of these operations are substantially dependent upon leases and other agreements with these governments.
   The Company is also subject to a variety of government regulations in certain countries where it markets bananas and other products, including import quotas and tariffs, currency exchange controls and taxes.


Note 14 - Litigation
------------------------------------------------------------
A number of legal actions are pending against the Company. Based on information currently available to the Company and advice of counsel, management does not believe such litigation will, individually or in the aggregate, have a material adverse effect on the financial statements of the Company.
                            -25-

Note 15 - Acquisitions and Divestitures
------------------------------------------------------------
In April 1999, CPF acquired certain canning assets of Agripac, Inc. The purchase price of approximately $20 million was funded with borrowings under CPF's revolving credit facility.
   In early 1998, Chiquita acquired Stokely USA, Inc., previously a publicly-owned vegetable canning business. In connection with the acquisition, Chiquita issued $11 million of common stock (.8 million shares) in exchange for all outstanding Stokely shares, and issued $33 million of common stock (2.2 million shares) and paid $18 million of cash to retire corresponding amounts of Stokely debt.
   Also during 1998, the Company acquired Campbell Soup Company's Australian fresh mushroom business. In connection with this acquisition, Chiquita issued $12 million (.9 million shares) of common stock and paid $5 million of cash in exchange for all of the outstanding capital stock of this business.
   During 1997, the Company acquired separately the Owatonna Canning group of companies and American Fine Foods, Inc., privately-owned companies engaged primarily in the vegetable canning business. Chiquita issued $72 million (4.8 million shares) of common stock, including $3 million (.2 million shares) issued in 1998, and preference stock valued at $4 million (.1 million shares) to acquire these companies, and paid $19 million to retire debt of the acquired businesses.
   Each of these transactions was accounted for as a purchase. The assets acquired and liabilities assumed in the 1999 acquisition of the canning assets of Agripac, Inc. and the 1998 acquisitions of Stokely and the Australian fresh mushroom business are summarized below:

(In thousands)                         1999          1998
---------------------------------------------------------
<S)
Trade receivables                        $-       $13,728
Inventories                          18,524        62,020
Property, plant and equipment         7,426        49,936
Intangibles                               -        44,479
Accounts payable and accrued
  liabilities                        (4,429)      (48,101)
Debt                                 (1,110)      (36,414)
Other, net                             (917)       (2,351)
                                  ---------     ---------
     Net assets acquired            $19,494       $83,297
                                  =========     =========

   In December 1998, the Company sold its Central American plastic products operations for $18 million in cash, which approximated carrying value.

                            -26-

Note 16 - Quarterly Financial Data (Unaudited)
------------------------------------------------------------
The following quarterly financial data are unaudited, but in the opinion of management include all necessary adjustments for a fair presentation of the interim results, which are subject to significant seasonal variations.

1999
(In thousands, except per
   share amounts)         March 31     June 30     Sep. 30     Dec. 31
----------------------------------------------------------------------
Net sales                 $693,002    $676,857    $567,238    $618,702
Cost of sales             (514,775)   (536,049)   (483,922)   (559,660)
Operating income (loss)     77,224      36,171     (20,306)    (51,051)
Net income (loss)           48,708       7,324     (36,654)    (77,760)

Basic earnings (loss)
  per share                    .68         .05        (.62)      (1.25)
Diluted earnings (loss)
  per share                    .60         .05        (.62)      (1.25)

Dividends per common share     .05         .05         .05         .05
Common stock market price
   High                      11.75       10.81        8.50        6.00
   Low                        8.31        7.69        5.50        3.38

1998
(In thousands, except per
   share amounts)          March 31    June 30     Sep. 30    Dec. 31
-----------------------------------------------------------------------
Net sales                 $717,217    $744,191    $632,126    $626,827
Cost of sales             (540,587)   (561,900)   (509,973)   (593,587)
Operating income (loss)     69,770      74,216      12,548     (77,925)
Net income (loss)           41,078      52,842     (10,756)   (101,576)

Basic earnings (loss)
  per share                    .58         .75        (.23)      (1.62)
Diluted earnings (loss)
  per share                    .52         .66        (.23)      (1.62)

Dividends per common share     .05         .05         .05         .05
Common stock market price
   High                      16.00       14.44       14.25       12.44
   Low                       12.63       13.06       10.25        9.50

The operating losses in the third and fourth quarters of 1999 include charges of $6 milion and $3 million, respectively, from a workforce reduction program.

The 1998 Cost of sales includes $74 million of fourth quarter write-downs and costs, net of minimum expected insurance recoveries, resulting from significant damage in Honduras and Guatemala caused by Hurricane Mitch.

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

                            -27-

Chiquita Brands International, Inc.
SELECTED FINANCIAL DATA

(In thousands, except
per share amounts)        1999       1998      1997       1996       1995
--------------------------------------------------------------------------
FINANCIAL CONDITION
Working capital       $414,445   $308,805   $300,348   $379,977   $366,893
Capital expenditures   152,080    118,250     76,248     74,641     64,640
Total assets         2,596,127  2,509,133  2,401,613  2,466,934  2,623,533
Capitalization
  Short-term debt      129,754    169,279    152,564    135,089    172,333
  Long-term debt     1,227,001  1,002,606    961,972  1,079,251  1,242,046
  Shareholders' equity 705,286    793,980    780,086    724,253    672,207

OPERATIONS
Net sales           $2,555,799 $2,720,361 $2,433,726 $2,435,248 $2,565,992
Operating income*       42,038     78,609    100,166     84,336    175,770
Income (loss) from
  continuing operations(58,382)   (18,412)       343    (27,728)    27,969
Discontinued operations      -          -          -          -    (11,197)
Extraordinary loss from
  debt refinancing           -          -          -    (22,838)    (7,560)
Net income (loss)*     (58,382)   (18,412)       343    (50,566)     9,212

SHARE DATA
Shares used to calculate
  diluted earnings (loss)
  per common share      65,768     64,663     57,025     55,195     53,650
Diluted earnings (loss)
  per common share:
  - Continuing
    operations          $(1.15)     $(.55)     $(.29)     $(.72)      $.37
  - Discontinued
    operations               -          -          -          -       (.21)
  - Extraordinary items      -          -          -       (.41)      (.14)
  - Net income (loss)    (1.15)      (.55)      (.29)     (1.13)       .02

Dividends per common share .20        .20        .20        .20        .20
Market price per
common share:
  High                   11.75      16.00      18.00      16.38      18.00
  Low                     3.38       9.50      12.75      11.50      12.25
  End of year             4.75       9.56      16.31      12.75      13.75

* See Management's Analysis of Operations and Financial
  Condition and Notes to Consolidated Financial Statements for a discussion of significant items included in operating income in 1999 and 1998.

                            -28-

DIRECTORS, OFFICERS AND SENIOR OPERATING MANAGEMENT

                                                  SENIOR OPERATING
BOARD OF DIRECTORS       OFFICERS                 MANAGEMENT
----------------------   ------------------       -------------------
CARL H. LINDNER 1*       CARL H. LINDNER 1*       ROBERT F.KISTINGER
Chairman of the Board,   Chairman of the Board,   President and Chief
Chief Executive Officer  Chief Executive Officer  Operating Officer
and Chairman of the      and Chairman of the      Chiquita Fresh Group
Executive Committee      Executive Committee      and Chiquita Fresh
                                                  Group - North America
KEITH E. LINDNER 1*      KEITH E. LINDNER 1*
Vice Chairman of the     Vice Chairman of the     PETER A. HOREKENS
Board                    Board                    President
                                                  Chiquita Fresh Group -
STEVEN G. WARSHAW 1      STEVEN G. WARSHAW 1      Europe
President and Chief      President and Chief
Operating Officer        Operating Officer        DENNIS M. DOYLE
                                                  President - Far and
FRED J. RUNK *           CARLA A. BYRON           Middle East, Austral/
Senior Vice President    Vice President,          Asia Region
and Treasurer,           Corporate Planning
American Financial
Group, Inc.              JOSEPH W. HAGIN II
                         Vice President,
JEAN HEAD SISCO 2,3      Corporate Affairs
Partner in Sisco
Associates               JEFFREY T. KLARE
(management              Vice President,
consultants)             Information Systems

WILLIAM W. VERITY 2,3    GERALD R. KONDRITZER
Chairman and Chief       Vice President and
Executive Officer,       Treasurer
ENCOR Holdings, Inc.
(developer and manu-     WARREN J. LIGAN
facturer of plastic      Senior Vice President
molded components)       and Chief Financial
                         Officer
OLIVER W. WADDELL 2,3
Retired Chairman,        ROBERT W. OLSON
President and Chief      Senior Vice President,
Executive Officer,       General Counsel and
Star Banc Corporation    Secretary

                         WILLIAM A. TSACALIS
1 Member of Executive    Vice President and
  Committee              Controller
2 Member of Audit
  Committee              BRYAN M. VALENTINE
3 Member of              Vice President,
  Compensation           Human Resources
  Committee


* Associated as a
  director or officer
  of American Financial
  Group, Inc. (engaged in
  property and casualty
  insurance and the sale
  of annuities) which owned
  approximately 36% of the
  voting stock of Chiquita
  Brands International,
  Inc. as of March 15,
  2000.

INVESTOR INFORMATION
----------------------------

STOCK EXCHANGE LISTINGS
----------------------------
New York, Boston and Pacific

STOCK SYMBOL
------------
CQB

SHAREHOLDERS OF RECORD
----------------------------------------------------------
At March 15, 2000, there were 5,501 common shareholders of record.

TRANSFER AGENT AND REGISTRAR -
PREFERRED, PREFERENCE AND COMMON STOCK
--------------------------------------
Chiquita Brands International, Inc.
c/o Securities Transfer Company
One East Fourth Street
Cincinnati, Ohio  45202
(513) 579-2414
(800) 368-3417

DIVIDEND REINVESTMENT
-------------------------------------------------------
Shareholders who hold at least 100 common shares may increase their investment in Chiquita shares through the Dividend Reinvestment Plan without payment of any brokerage commission or service charge. Full details concerning the Plan may be obtained from Investor Relations or the Transfer Agent.

ANNUAL MEETING
------------------------------
May 10, 2000
10 a.m. Eastern Daylight Time
Omni Netherland Plaza Hotel
35 West Fifth Street
Cincinnati, Ohio  45202

INVESTOR INQUIRIES
------------------------------------------------------------
For other questions concerning your investment in Chiquita, contact Investor Relations at (513) 784-6366.

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

  Transfer, Paying and Conversion Agents -
   The Chase Manhattan Bank -
   New York, New York

   The Chase Manhattan Bank -
   London, England

   Banque Paribas Luxembourg S.A. -
   Luxembourg

   Banque Bruxelles Lambert S.A. -
   Brussels, Belgium

   Bank Leu, Ltd. -
   Zurich, Switzerland


9 1/8% Senior Notes due March 1, 2004*
9 5/8% Senior Notes due January 15, 2004*
10% Senior Notes due June 15, 2009*
10 1/4% Senior Notes due November 1, 2006*
  Trustee -
   The Fifth Third Bank
   38 Fountain Square Plaza
   Cincinnati, Ohio  45263

* Chiquita Brands International, Inc., c/o Securities
Transfer Company, is transfer agent for these Notes.