Form 10-K405, Exhibit 13
period 2000-12-31
CHIQUITA BRANDS INTERNATIONAL INC
filed 2001-04-02
CIK 101063

EXHIBIT 13
                                                  ----------
Statement of Management Responsibility
--------------------------------------
The financial information presented in this Annual Report is the responsibility of Chiquita Brands International, Inc. management, which believes that it presents fairly the Company's consolidated financial position and results of operations in accordance with generally accepted accounting principles.
   The Company's system of internal accounting controls, which is supported by formal financial and administrative policies, is designed to provide reasonable assurance that the financial records are reliable for preparation of financial statements and that assets are safeguarded against losses from unauthorized use or disposition. Management reviews, modifies and improves these systems and controls as changes occur in business conditions and operations. The Company's worldwide internal audit function reviews the adequacy and effectiveness of controls and compliance with policies.
   The Audit Committee of the Board of Directors, all of whose members are independent directors, reviews the Company's financial statements, accounting policies and internal controls. In performing its reviews, the Committee meets periodically with the independent auditors, management and internal auditors to discuss these matters.
   The Company engages Ernst & Young, an independent auditing firm, to audit its financial statements and express an opinion thereon. The scope of the audit is set by Ernst & Young, which has full and free access to all Company records and personnel in conducting its audits. Representatives of Ernst & Young are free to meet with the Audit Committee, with or without members of management present, to discuss their audit work and any other matters they believe should be brought to the attention of the Committee.

Report of Ernst & Young, Independent Auditors
---------------------------------------------
The Board of Directors and Shareholders of Chiquita Brands
International, Inc.

We have audited the accompanying consolidated balance sheets of Chiquita Brands International, Inc. as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity and cash flow for each of the three years in the period ended December 31, 2000. These financial statements, appearing on pages 10 through 31, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above fairly present, in all material respects, the consolidated financial position of Chiquita Brands International, Inc. at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flow for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.
   The accompanying financial statements have been prepared assuming that Chiquita Brands International, Inc. will continue as a going concern. The Company announced an initiative on January 16, 2001 to restructure publicly-held debt issued by Chiquita Brands International, Inc., the parent holding company. In connection with this restructuring initiative, the Company suspended all principal and interest payments on this debt, including the January 2001 interest payment on the 9 5/8% senior notes due 2004. The failure to make this interest payment constitutes an event of default that permits the holders of such notes to accelerate their maturity. These conditions raise substantial doubt about the Company's ability to continue as a going concern. These matters and management's plans are more fully discussed in Note 2 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Ernst & Young LLP
Cincinnati, Ohio
February 15, 2001, except for Notes 2 and 9,
  for which the date is March 15, 2001

MANAGEMENT'S ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

OPERATIONS
----------
This analysis of operations presents and addresses
Chiquita's operating results on the basis used by the Company to evaluate its business segments, and should be read in conjunction with the segment information presented in Note 14 to the Consolidated Financial Statements.


(In thousands)                   2000         1999         1998
---------------------------------------------------------------
Net sales
  Fresh Produce            $1,787,334   $2,044,788   $2,243,284
  Processed Foods             466,436      511,011      477,077
                           ----------   ----------   ----------
  Total net sales          $2,253,770   $2,555,799   $2,720,361
                           ==========   ==========   ==========

Segment operating income
  Fresh Produce            $   16,886   $   23,129   $  126,685
  Processed Foods              30,540       27,909       25,524
Unusual items                 (20,060)      (9,000)     (73,600)
                           ----------   ----------   ----------
  Total operating income   $   27,366   $   42,038   $   78,609
                           ==========   ==========   ==========

   Fresh Produce segment operating income in 2000 declined from 1999. Operating results were adversely affected by the strongest dollar in relation to major European currencies in the last 14 years (mitigated in part by the Company's foreign currency hedging program), higher fuel costs and lower banana volume in North America. The negative effects of these items were mostly offset by the Company's substantial improvements in production and logistics costs and benefits from its workforce reduction program announced in the third quarter of 1999. Operating results for the Company's Processed Foods business segment in 2000 improved from the prior year as the Company continued to consolidate productive capacity in its canning operations.
   Operating results of the Company's Fresh Produce business were significantly lower in 1999 as compared to 1998 primarily as a result of lower banana pricing, particularly in Europe due to the overallocation of European Union banana import licenses early in the year and weakness in demand from Eastern Europe and Russia. Operating income for the Company's Processed Foods business improved in 1999 as compared to 1998 primarily as a result of higher pricing for canned vegetables.
   Unusual items include the following:

* In 2000, $20 million of fourth quarter charges associated with the write-downs of production and sourcing assets in the Fresh Produce operations. Also, in the second quarter, the Company incurred charges and write-offs relating primarily to banana production assets, including the curtailment announced in June 2000 of additional Hurricane Mitch farm rehabilitation. These second quarter charges were offset by a $15 million gain on the sale of California Day-Fresh Foods, Inc., a processor and distributor of natural fresh fruit and vegetable juices.

* In 1999, $9 million of charges associated with a workforce reduction program that streamlined certain corporate and staff functions in the U.S., Central America and Europe. These charges included severance, benefits extensions and outplacement services provided by this program.

* In 1998, $74 million of charges, net of insurance recoveries, as a result of significant damage in Honduras and Guatemala caused by Hurricane Mitch, including write-downs of banana cultivations and farm infrastructure assets, and costs for employee benefits and humanitarian aid.

   Net sales in 2000 decreased from the prior year in Fresh Produce primarily as a result of the stronger dollar, lower banana volume in North America and non-core trading markets, and the deconsolidation of the Company's Australian operations. Processed Foods net sales decreased in 2000 primarily as a result of the sale of California Day-Fresh Foods, Inc. In 1999, Fresh Produce net sales decreased from the prior year primarily as a result of lower banana pricing.
   Interest income for 1999 includes $10 million related to refunds that resulted from audits of the Company's federal income tax returns for 1989 through 1991. Interest expense has increased since 1998 as a result of higher average outstanding debt balances.
   "Other income, net" in 1998 includes a gain from a cash settlement in excess of $10 million of claims against a newspaper, offset partially by the write-off of a non-operating investment.
   Income taxes consist principally of foreign income taxes currently paid or payable. No tax benefit was recorded for unrealized U.S. net operating loss carryforwards or other available tax credits.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------
As discussed in "European Union Regulatory Developments" below, in 1993 the European Union ("EU") implemented a discriminatory quota and licensing regime governing the importation of bananas into the EU that violates the EU's international trade obligations. This regime significantly decreased the Company's banana volume sold into Europe and resulted in significantly decreased operating results for the Company as compared to years prior to implementation of the regime. Although the Company has made significant improvements in production and logistics costs, the deterioration of operating results caused by this regime has been further exacerbated in recent years by the continued weakness of major European currencies against the U.S.
dollar. These factors led to the Company's announcement in January 2001 that it intends to regain its financial health by restructuring the $862 million face amount of publicly-held senior notes and subordinated debentures of Chiquita Brands International, Inc. ("CBII"), which is a parent holding company without business operations of its own. If successful, the restructuring would result in conversion of a significant portion of such debt into common equity, and the equity interests of existing common, preferred and preference shareholders would be diluted. The Company does not believe this restructuring would impact its day-to-day operations with regard to employees, customers, suppliers, distributors and general business, or affect payments of liabilities by the Company's operating subsidiaries, which would continue to be serviced by cash flow from the Fresh Produce and Processed Foods business segments.
   The Company has retained The Blackstone Group as its financial advisor and has begun discussions regarding the proposed restructuring with holders of the parent company's publicly-held debt. If an agreement with such holders is reached, the resulting restructuring plan would likely be presented for judicial approval under Chapter 11 of the U.S. Bankruptcy Code, which provides for companies to reorganize and continue to operate as going concerns. Discussions with debt holders are in the preliminary stages, and there can be no assurance that an agreement regarding a financial restructuring will be reached.
   As part of the restructuring initiative, the Company has discontinued all interest and principal payments on its public debt, including a January 2001 interest payment on the 9 5/8% senior notes due 2004. The failure to make this interest payment constitutes an event of default that permits the 9 5/8% senior note holders to accelerate maturity of the entire $250 million face amount. The other parent company debt holders are entitled to accelerate their respective obligations: 1) upon acceleration by the 9 5/8% senior note holders if such acceleration is not rescinded within 10 days or 2) upon the non-payment of $87 million principal amount of 7% subordinated debentures at maturity on March 28, 2001. Under these circumstances, it is anticipated that the Company's $775 million face amount of parent company public debt which is classified as long-term at December 31, 2000 would be classified as current liabilities in the March 31, 2001 balance sheet.
   The Company discontinued payment of dividends on common stock for all of 2000 and, in the fourth quarter of 2000, suspended payment of dividends on its preferred and preference stock.
   In March 2001, the Company's operating subsidiary,
Chiquita Brands, Inc. ("CBI"), obtained a three-year secured bank credit facility for up to $120 million to replace
CBII's expiring bank revolving credit agreement. The new facility consists of a term loan of $75 million and a revolving credit facility of $45 million. A portion of the proceeds of the term loan has been used to repay $50 million of bank loans of certain Costa Rican farm subsidiaries. Under the revolving credit facility, $35 million is available for seasonal working capital needs and other corporate purposes, and the remaining $10 million is available with the lenders' consent. The new facility contains covenants which limit the distribution of cash from CBI to CBII, the parent holding company, to $95 million per year for payment of CBII overhead, amounts necessary for payment of income taxes, and a cumulative amount of up to $22 million for restructuring costs. At March 15, 2001, the term loan amount of $75 million was outstanding, but no amounts were drawn under the $45 million revolving facility. At March 15, 2001, approximately $40 million was available to subsidiaries for working capital purposes under other committed lines of credit.
   Capital expenditures were $55 million in 2000, including
$20 million to rehabilitate banana farms in Honduras and Guatemala which were destroyed or damaged by Hurricane Mitch in late 1998. The Company announced in June 2000 that it has curtailed plans for further rehabilitation of farms damaged by Hurricane Mitch. Capital expenditures were $152 million in 1999 and $118 million in 1998. The 1999 amount includes $74 million for the rehabilitation of banana farms in Honduras and Guatemala which were destroyed or damaged by Hurricane Mitch. The 1998 amount includes $40 million for expansion of Chiquita's vegetable canning operations and for farm rehabilitation in the Company's western Panama division following a two-month strike.
   Operating cash flow was $(1) million in 2000, $(6) million in 1999 and $91 million in 1998. These amounts include cash payments relating to interest expense on parent company debt of $89 million in 2000, $79 million in 1999 and $70 million in 1998. Operating cash flow excluding payments relating to parent company interest expense was $88 million in 2000, $73 million in 1999 and $161 million in 1998.
Given the suspension of interest and principal payments on the publicly-held debt, the suspension of dividends on common, preferred and preference stock, and the $120 million credit facility, the Company believes that the cash flow generated by operating subsidiaries will provide sufficient cash reserves and liquidity.
   In June 1999, the Company issued $200 million principal amount of 10% senior notes due 2009 for net proceeds of $195 million. The Company used most of these proceeds to repay debt of subsidiaries and to repay borrowings under its parent company revolving line of credit. In September 1999, Chiquita Processed Foods, L.L.C. ("CPF"), the Company's vegetable canning subsidiary, entered into a five-year $200 million senior secured credit facility. The facility includes a $135 million revolving credit line and a $65 million facility for term loans, and replaced CPF's previous $85 million revolving credit facility.

EUROPEAN UNION REGULATORY DEVELOPMENTS
--------------------------------------
In 1993, the EU implemented a quota regime which reduced the volume of bananas imported into the EU from Latin America, Chiquita's primary source of fruit, while granting market access to bananas grown in Caribbean and African sources that far exceeded pre-1993 volumes from those areas. In addition, the new system allocated a majority of the licenses necessary to gain access to the Latin American quota to importers that had marketed less than 5% of those bananas prior to 1993. This quota and licensing regime had the effect of significantly decreasing the Company's overall volume and market share in the EU. Following imposition of this regime, prices within the EU increased and have remained at a higher level than the levels prevailing prior to the quota. Banana prices in other worldwide markets, however, declined as the displaced EU volume entered those markets, and have remained lower than in years prior to the EU quota.
   The EU quota and licensing regime has been determined to be in violation of a number of international trade obligations by both the World Trade Organization ("WTO") and its predecessor, the General Agreement on Tariffs and Trade ("GATT"). The following chronology summarizes key developments:

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

1997 A WTO panel rules that the EU banana regime violates numerous international trade obligations to the detriment of Latin American supplying countries and U.S. marketing firms such as Chiquita. The WTO Appellate Body upholds the panel's ruling.

1998 The EU adopts a revised quota and licensing regime for implementation in January 1999 that purports to comply with the 1997 WTO rulings.
            The five governments that filed the WTO
            complaint, joined by Panama, which became a WTO member after the initial complaint was filed, oppose the revised EU regime for not complying with the WTO rulings.

1999        A WTO arbitration panel rules that the revised
            EU banana import regime continues the same discrimination against the United States and Latin America which previous WTO rulings found to be in violation of the EU's international trade obligations. The WTO arbitrators conclude that the United States is being harmed in the amount of approximately $190 million annually and is entitled to suspend EU trade concessions in that amount. Accordingly, the United States imposes duties (100% of value) on selected EU products accounting for $190 million of annual exports to the United States.

2000 The President of the United States signs into law a measure intended to increase pressure on the EU to make its banana regime consistent with WTO rulings. Referred to as "carousel retaliation," this measure requires the USTR to change the list of imported goods subject to retaliatory sanctions every six months. The USTR is still considering how to implement that requirement.

            In December, the EU indicates its intention to implement a "first come, first served" system that would continue to limit access for Latin
            American bananas and involve the "pre-
            allocation" of licenses on a pro rata basis to all importers whose requested volumes for particular time periods meet applicable criteria. The EU's current implementation target is July 1, 2001. The United States and
            Latin American producing countries oppose the new "first come, first served" plan and inform the EU of their view that the new plan is not WTO-consistent.

2001 In January, Chiquita files a lawsuit in the Court of First Instance of the European Court of Justice claiming damages from the European Commission (the EU's executive body) for not carrying out the EU's commitment to reform its banana import regime to comply with 1997 WTO rulings. The lawsuit seeks over $500 million for damages inflicted on Chiquita during the two years since the inception of the amended regime in January 1999. The suit also reserves the right to claim future damages based on the continuing illegality of the regime, including the new "first come, first served" proposal that the EU intends to implement.

   Uncertainties remain as to the outcome of this dispute and its effect on the Company and the banana industry as a whole. If the proposed "first come, first served" system is implemented, it would likely result in even further harm to the Company's business.

EU COMMON CURRENCY
------------------
In 1999, most of the European Union member countries began implementation of the EU common currency (the "euro") by accepting the euro as legal tender in addition to their respective national currencies. After July 1, 2002, the euro will be the sole legal tender for these countries. The Company's affected customers continue to be invoiced in their traditionally invoiced currencies. The Company is currently addressing euro-related issues and their impact on information systems, currency exchange rate risk and other areas. Although the Company is not able to predict the full implications of the euro implementation on its European operations, the implementation has not had, and the Company does not believe it will have, a material adverse effect on its financial statements.

MARKET RISK MANAGEMENT
----------------------
Chiquita's products are distributed in more than 60 countries. Its international sales are made primarily in U.S. dollars and major European currencies (see "EU Common
Currency"). The Company reduces currency exchange risk from sales originating in currencies other than the dollar by exchanging local currencies for dollars promptly upon receipt. The Company further reduces its exposure to exchange rate fluctuations by purchasing foreign currency option contracts (principally euro contracts) to hedge sales denominated in foreign currencies.
   Chiquita's interest rate risk arises primarily from its debt. The Company reduces its exposure to interest rate fluctuations on its long-term variable rate debt by entering into interest rate swap agreements to fix the amount of interest payments.
   The Company's transportation costs are exposed to the risk of rising fuel prices. To reduce this risk, the Company enters into fuel oil swap agreements that fix the purchase price of fuel oil.
   The foreign currency option contracts, interest rate swap agreements and fuel oil swap agreements are derivative financial instruments that change in value in the opposite direction of the underlying transactions being hedged.
Chiquita uses a value at risk ("VAR") model to estimate the potential loss the Company could incur as a result of adverse changes in foreign currency exchange, interest rates and fuel oil prices, based on a 95% confidence level, over a given period of time. The VAR calculations do not consider the potential effect of favorable changes in these rates or the offsetting increase in the dollar realization of an underlying foreign currency sale. Therefore, the VAR calculations are not intended to represent actual losses the Company expects to incur.
   As of December 31, 2000 and 1999 and for the year ended
December 31, 2000, the Company estimates that the fair value of foreign currency option contracts would decline by less than $3 million over a one-day period due to an adverse change in foreign currency exchange rates.
However, the Company expects that any decline in the fair value of these contracts would typically be offset by an increase in the dollar realization of the underlying sales denominated in foreign currencies.
   As of December 31, 2000 and 1999 and for the year ended
December 31, 2000, the Company estimates that the combined adverse change in fair value of its debt and interest rate swaps would be less than $3 million over a one-day period due to an unfavorable change in interest rates.
   As of December 31, 2000 and 1999 and for the year ended
December 31, 2000, the Company estimates that the fair value of fuel oil swaps would decline by less than $1 million over a one-day period due to an adverse change in fuel oil prices. However, the Company expects that any decline in the fair value of these contracts would be offset by a decrease in the cost of underlying fuel purchases.
   (See Note 8 to the Consolidated Financial Statements for additional discussion of the Company's hedging activities.
Also, see Note 1 to the Consolidated Financial Statements regarding the Company's planned adoption of Statement of Financial Accounting Standards ("SFAS") No. 133,
"Accounting for Derivative Instruments and Hedging
Activities," as amended.)

                           *******

This Annual Report contains certain information that may be deemed to be "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. These statements reflect management's current views and estimates of future economic circumstances, industry conditions and Company performance. They are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita. The assumptions, risks and uncertainties include the Company's ability to reach agreement with holders of the parent company debt regarding a restructuring of such debt, the terms of any such restructuring, product pricing, cost to purchase or grow (and availability of) fresh produce and other raw materials, currency exchange rate fluctuations, natural disasters and unusual weather conditions, operating efficiencies, labor relations, actions of governmental bodies, including actions with regard to the EU's banana import regime, and other market and competitive conditions. Actual results or developments may differ materially from the expectations expressed or implied in the forward-looking statements, and the Company undertakes no obligation to update any such statements.

Chiquita Brands International, Inc.
CONSOLIDATED STATEMENT OF INCOME

(In thousands, except
per share amounts)              2000         1999         1998
--------------------------------------------------------------
Net sales                 $2,253,770   $2,555,799   $2,720,361
                          ----------   ----------   ----------
Operating expenses
  Cost of sales            1,863,818    2,094,406    2,206,047
  Selling, general and
    administrative           271,650      328,467      343,227
  Depreciation                90,936       90,888       92,478
                          ----------   ----------   ----------
                           2,226,404    2,513,761    2,641,752
                          ----------   ----------   ----------
  Operating income            27,366       42,038       78,609

Interest income               12,289       19,574       12,866
Interest expense            (127,815)    (112,033)    (108,757)
Other income, net                293          339        7,370
                          ----------   ----------   ----------
Loss before income taxes     (87,867)     (50,082)      (9,912)
Income taxes                  (7,000)      (8,300)      (8,500)
                          ----------   ----------   ----------
Net loss                  $  (94,867)  $  (58,382)  $  (18,412)

Less dividends on preferred
  and preference stock:
    Paid                     (12,826)     (17,102)     (17,102)
    In arrears                (4,276)           -            -
                          ----------   ----------   ----------
Net loss attributed to
  common shares           $ (111,969)  $  (75,484)  $  (35,514)
                          ==========   ==========   ==========
Net loss per common
  share - basic and
  diluted                 $    (1.68)  $    (1.15)  $     (.55)
                          ==========   ==========   ==========

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.
CONSOLIDATED BALANCE SHEET

                                                     December 31,
(In thousands, except share amounts)            2000         1999
-----------------------------------------------------------------
ASSETS
Current assets
  Cash and equivalents                    $   96,924   $   97,863
  Trade receivables, less allowances of
    $10,685 and $12,214, respectively        191,476      209,741
  Other receivables, net                     105,018      151,457
  Inventories                                428,260      421,806
  Other current assets                        24,835       22,000
                                           ---------   ----------
    Total current assets                     846,513      902,867
Property, plant and equipment, net         1,071,341    1,177,823
Investments and other assets                 334,573      333,257
Intangibles, net                             164,363      182,180
                                          ----------   ----------
    Total assets                          $2,416,790   $2,596,127
                                          ==========   ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Notes and loans payable                 $  109,274   $   89,519
  Long-term debt due within one year
    (Note 2)                                 180,615       40,235
  Accounts payable                           194,367      217,327
  Accrued liabilities                        128,614      141,341
                                          ----------   ----------
    Total current liabilities                612,870      488,422

Long-term debt of parent company
  (Note 2)                                   772,380      883,815
Long-term debt of subsidiaries               287,695      343,186
Other liabilities                            161,302      175,418
                                          ----------   ----------
    Total liabilities                      1,834,247    1,890,841
                                          ----------   ----------
Shareholders' equity
  Preferred and preference stock             253,475      253,475
  Common stock, $.01 par value
    (66,705,622 and 65,921,791
    shares outstanding, respectively)            667          659
  Capital surplus                            766,217      761,079
  Accumulated deficit                       (411,300)    (303,607)
  Accumulated other comprehensive loss       (26,516)      (6,320)
                                          ----------   ----------
   Total shareholders' equity                582,543      705,286
                                          ----------   ----------
   Total liabilities and
       shareholders' equity               $2,416,790   $2,596,127
                                          ==========   ==========
See Notes to Consolidated Financial Statements.

                           - 11 -

Chiquita Brands International, Inc.
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                        Preferred                                       Accumulated       Total
                              and                                        other com-      share-
                       preference   Common     Capital   Accumulated     prehensive    holders'
(In thousands)              stock    stock     surplus       deficit   income (loss)     equity
------------------------------------------------------------------------------------------------
DECEMBER 31, 1997      $ 253,239  $ 20,389   $ 676,352    $ (166,486)    $   (3,408)  $ 780,086
                                                                                      ---------
  Net loss                    -          -           -       (18,412)             -     (18,412)
  Unrealized translation
    gain                      -          -           -             -          2,566       2,566
                                                                                      ---------
    Comprehensive loss                                                                  (15,846)
                                                                                      ---------
  Reduction in par value
    of common stock           -    (19,777)     19,777             -              -           -
  Share issuances
    Option exercises          -          1       1,482             -              -       1,483
    Acquisitions of
      businesses            236         41      58,049             -              -      58,326
  Dividends
    Common stock              -          -           -       (12,970)             -     (12,970)
    Preferred and
      preference
      stock                   -          -           -       (17,099)             -     (17,099)
                      ---------  ---------   ---------   -----------       ---------   --------
DECEMBER 31, 1998       253,475        654     755,660      (214,967)           (842)   793,980
                                                                                       --------
  Net loss                    -          -           -       (58,382)              -    (58,382)
  Unrealized translation
    loss                      -          -           -             -          (5,478)    (5,478)
                                                                                       --------
    Comprehensive loss                                                                  (63,860)
                                                                                       --------
 Share issuances
   Option exercises           -          1          57             -               -         58
   Other                      -          4       5,362             -               -      5,366
 Dividends
   Common stock               -          -           -       (13,156)              -    (13,156)
   Preferred and
     preference
     stock                    -          -           -       (17,102)              -    (17,102)
                       --------  ---------   ---------    ----------       ---------   --------
DECEMBER 31, 1999       253,475        659     761,079      (303,607)         (6,320)   705,286
                                                                                       --------
 Net loss                     -          -           -       (94,867)              -    (94,867)
 Unrealized translation
   loss                       -          -           -             -         (12,979)   (12,979)
 Change in minimum pension
   liability                  -          -           -             -          (7,217)    (7,217)
                                                                                       --------
   Comprehensive loss                                                                  (115,063)
                                                                                       --------

 Share issuances              -          8       5,138             -               -      5,146
 Dividends paid on
   preferred and
   preference stock           -          -           -       (12,826)              -    (12,826)
                      ---------  ---------   ---------     ---------       ---------  ---------
DECEMBER 31, 2000     $ 253,475  $     667   $ 766,217     $(411,300)      $ (26,516) $ 582,543
                      =========  =========   =========     =========       =========  =========

See Notes to Consolidated Financial Statements.

                                        - 12 -

Chiquita Brands International, Inc.
CONSOLIDATED STATEMENT OF CASH FLOW

(In thousands)                              2000         1999          1998
---------------------------------------------------------------------------
CASH PROVIDED (USED) BY:
OPERATIONS
   Net loss                           $  (94,867)  $  (58,382)   $  (18,412)
   Depreciation and amortization          97,505       97,304        99,138
   Write-downs of fresh produce
     production and sourcing assets
     (in 1998, net of expected
     insurance recoveries)                28,037            -        43,400
   Collection of tax refund               21,685            -             -
   Gain on sale of non-core business     (14,710)           -             -
   Changes in current assets and
    liabilities
     Trade receivables                     5,325       (4,222)      (19,089)
     Other receivables                    (5,567)      (6,085)      (23,052)
     Inventories                         (17,804)     (16,789)        3,556
     Other current assets                 (3,857)       1,877        10,408
     Accounts payable and accrued
       liabilities                       (17,581)     (15,095)      (15,359)
   Other                                   1,281       (4,651)       10,620
                                      ----------   ----------     ---------
   CASH FLOW FROM OPERATIONS                (553)      (6,043)       91,210
                                      ----------   ----------     ---------
INVESTING
   Capital expenditures                  (54,632)    (152,080)     (118,250)
   Hurricane Mitch insurance proceeds     32,500       32,500             -
   Acquisitions of businesses                  -      (21,619)      (26,199)
   Long-term investments                  (3,601)     (11,531)       (4,563)
   Proceeds from sales of property,
     plant and equipment                  15,244       14,903         2,371
   Proceeds from sale of non-core
     business                             26,251            -        18,249
   Refundable deposits for container
     equipment                                 -        9,745        (9,745)
   Other                                  (5,943)       4,266         7,096
                                       ---------    ---------     ---------
   CASH FLOW FROM INVESTING                9,819     (123,816)     (131,041)
                                       ---------    ---------     ---------
FINANCING
   Debt transactions
     Issuances of long-term debt          81,085      284,327        78,858
     Repayments of long-term debt       (100,085)     (68,389)     (108,627)
     Increase (decrease) in notes
       and loans payable                  21,621      (46,922)       61,390
   Stock transactions
     Issuances of common stock                 -           58         1,483
     Dividends                           (12,826)     (30,258)      (30,069)
                                       ---------    ---------     ---------
   CASH FLOW FROM FINANCING              (10,205)     138,816         3,035
                                       ---------    ---------     ---------

Increase (decrease) in cash and
  equivalents                               (939)       8,957       (36,796)
Balance at beginning of year              97,863       88,906       125,702
                                       ---------    ---------     ---------
Balance at end of year                 $  96,924    $  97,863     $  88,906
                                       =========    =========     =========

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies
---------------------------------------------------
American Financial Group, Inc. and its subsidiaries owned approximately 36% of the outstanding common stock of Chiquita
Brands International, Inc. ("Chiquita" or the "Company") as of
December 31, 2000.

CONSOLIDATION - The consolidated financial statements include the accounts of the Company and controlled majority-owned subsidiaries. Intercompany balances and transactions have been eliminated. Investments representing minority interests are accounted for by the equity method when Chiquita has the ability to exercise significant influence in the investees' operations; otherwise, they are accounted for at cost.

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

INTANGIBLES - Intangibles consist primarily of goodwill and trademarks which are amortized over not more than 40 years. Accumulated amortization was $63 million and $60 million at December 31, 2000 and 1999, respectively. The carrying value of intangibles is evaluated periodically in relation to the operating performance and future undiscounted cash flows of the underlying businesses.

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

FOREIGN EXCHANGE - Chiquita generally utilizes the U.S. dollar as its functional currency. Net foreign exchange gains (losses) of $2 million in 2000, $(5) million in 1999 and $6 million in 1998 are included in income.
   The Company enters into foreign currency option contracts to hedge transactions denominated in foreign currencies.
These option contracts are specifically designated as hedges and limit losses from currency risk associated with the hedged transactions. The Company does not enter into option contracts for speculative purposes. Amounts paid for options and any gains realized thereon are deferred until the hedged transaction occurs.

NEW ACCOUNTING PRONOUNCEMENTS - In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard, as amended, must be implemented for the Company's 2001 fiscal year and requires the recognition of all derivatives on the balance sheet at fair value, and recognition of the resulting gains or losses as adjustments to net income or other comprehensive income. Adoption of SFAS No. 133 on January 1, 2001 will result in a cumulative effect of an accounting change, affecting net income by less than $1 million and reducing other comprehensive income by approximately $7 million. The adoption of this standard would increase the likelihood of volatility in earnings and other comprehensive income, the extent of which is dependent upon the amount of derivatives outstanding and the timing and size of foreign exchange and other market rate fluctuations.

Note 2 - Parent Company Debt Restructuring
------------------------------------------
In 1993, the European Union ("EU") implemented a discriminatory quota and licensing regime governing the importation of bananas into the EU that violates the EU's international trade obligations. This regime significantly decreased the Company's banana volume sold into Europe and resulted in significantly decreased operating results for the Company as compared to years prior to implementation of the regime. Although the Company has made significant improvements in production and logistics costs, the deterioration of operating results caused by this regime has been further exacerbated in recent years by the continued weakness of major European currencies against the U.S.
dollar. These factors led to the Company's announcement in January 2001 that it intends to regain its financial health by restructuring the $862 million face amount of publicly-held senior notes and subordinated debentures of Chiquita
Brands International, Inc. ("CBII"), which is a parent holding company without business operations of its own. If successful, the restructuring would result in conversion of a significant portion of such debt into common equity, and the equity interests of existing common, preferred and preference shareholders would be diluted. The Company does not believe this restructuring would impact its day-to-day operations with regard to employees, customers, suppliers, distributors and general business, or affect payments of liabilities by the Company's operating subsidiaries, which would continue to be serviced by cash flow from the Fresh Produce and Processed Foods business segments.
   The Company has retained The Blackstone Group as its financial advisor and has begun discussions regarding the proposed restructuring with holders of the parent company's publicly-held debt. If an agreement with such holders is reached, the resulting restructuring plan would likely be presented for judicial approval under Chapter 11 of the U.S. Bankruptcy Code, which provides for companies to reorganize and continue to operate as going concerns. Discussions with debt holders are in the preliminary stages, and there can be no assurance that an agreement regarding a financial restructuring will be reached.
   As part of the restructuring initiative, the Company has discontinued all interest and principal payments on its public debt, including a January 2001 interest payment on the 9 5/8% senior notes due 2004. The failure to make this interest payment constitutes an event of default that permits the 9 5/8% senior note holders to accelerate maturity of the entire $250 million face amount. The other parent company debt holders are entitled to accelerate their respective obligations: 1) upon acceleration by the 9 5/8% senior note holders if such acceleration is not rescinded within 10 days or 2) upon the non-payment of $87 million principal amount of 7% subordinated debentures at maturity on March 28, 2001. Under these circumstances, it is anticipated that the Company's $775 million face amount of parent company public debt which is classified as long-term at December 31, 2000 would be classified as current liabilities in the March 31, 2001 balance sheet. The following summarized pro forma balance sheet presents the reclassification of parent company public debt as current liabilities had these circumstances existed at December 31, 2000:


                                            December 31, 2000
                                     ------------------------
(In thousands)                           Actual     Pro forma
-------------------------------------------------------------
Total current assets                 $  846,513    $  846,513
Long-term assets                      1,570,277     1,570,277
                                     ----------    ----------
Total assets                         $2,416,790    $2,416,790
                                     ==========    ==========

Total current liabilities            $  612,870    $1,385,250
Long-term debt of parent company        772,380             -
Long-term debt of subsidiaries          287,695       287,695
Other liabilities                       161,302       161,302
                                     ----------    ----------
Total liabilities                     1,834,247     1,834,247
Total shareholders' equity              582,543       582,543
                                     ----------    ----------
Total liabilities and
  shareholders' equity               $2,416,790    $2,416,790
                                     ==========    ==========

   In March 2001, the Company's operating subsidiary,
Chiquita Brands, Inc. ("CBI"), obtained a three-year secured bank credit facility for up to $120 million to replace
CBII's expiring bank revolving credit agreement. The new facility consists of a term loan of $75 million and a revolving credit facility of $45 million. A portion of the proceeds of the term loan has been used to repay $50 million of bank loans of certain Costa Rican farm subsidiaries.
Under the revolving credit facility, $35 million is available for seasonal working capital needs and other corporate purposes, and the remaining $10 million is available with the lenders' consent. The new facility contains covenants which limit the distribution of cash from CBI to CBII, the parent holding company, to $95 million per year for payment of CBII overhead, amounts necessary for payment of income taxes, and a cumulative amount of up to $22 million for restructuring costs. At March 15, 2001, the term loan amount of $75 million was outstanding, but no amounts were drawn under the $45 million revolving facility.
   The accompanying consolidated financial statements do not reflect any adjustments that could result from the Company's restructuring plan.


Note 3 - Earnings Per Share
---------------------------
Basic and diluted earnings per share are calculated as
follows:

(In thousands, except
   per share amounts)                   2000         1999         1998
----------------------------------------------------------------------
Net loss                           $ (94,867)   $ (58,382)   $ (18,412)
Dividends on preferred and
   preference stock:
      Paid                           (12,826)     (17,102)     (17,102)
      In arrears                      (4,276)           -            -
                                   ---------    ---------     --------

   Net loss attributed to
     common shares                 $(111,969)   $ (75,484)   $ (35,514)
                                   =========    =========    =========

Weighted average common shares
  outstanding                         66,498       65,768       64,734
Nonvested restricted shares                -            -          (71)
                                   ---------    ---------    ---------
   Shares used to calculate basic
      and diluted earnings per
      share                           66,498       65,768       64,663
                                   =========    =========    =========
   Basic and diluted net loss per
      common share                 $   (1.68)   $   (1.15)   $    (.55)
                                   =========    =========    =========

   The assumed conversions to common stock of the Company's preferred stock, preference stock and 7% convertible subordinated debentures and the assumed exercise of outstanding stock options and other stock awards would have an anti-dilutive effect on diluted earnings per share and, therefore, have not been included in the above calculations. For additional information regarding the 7% convertible subordinated debentures, stock options and other stock awards, and preferred and preference stock, see Notes 9, 11 and 12.

Note 4 - Inventories
--------------------
Inventories consist of the following:
                                                     December 31,
(In thousands)                                     2000      1999
-----------------------------------------------------------------
Fresh produce                                  $ 31,199  $ 39,762
Processed food products                         241,787   215,365
Growing crops                                    97,620   104,699
Materials, supplies and other                    57,654    61,980
                                               --------  --------
                                               $428,260  $421,806
                                               ========  ========

   The carrying value of inventories valued by the LIFO method was $106 million at December 31, 2000 and $112 million at December 31, 1999. If these inventories were stated at current costs, total inventories would have been approximately $26 million and $30 million higher than reported at December 31, 2000 and 1999, respectively.

Note 5 - Property, Plant and Equipment
--------------------------------------
Property, plant and equipment consist of the following:
                                                            Weighted
                                                             average
                                        December 31,     depreciable
(In thousands)                     2000         1999           lives
--------------------------------------------------------------------
Land                         $   69,429   $  102,935
Buildings and improvements      250,533      257,204        25 years
Machinery and equipment         416,294      473,335        10 years
Ships and containers            682,268      680,224        24 years
Cultivations                    322,282      304,232        29 years
Other                            66,631       74,799        16 years
                             ----------   ----------
                              1,807,437    1,892,729
Accumulated depreciation       (736,096)    (714,906)
                             ----------   ----------
                             $1,071,341   $1,177,823
                             ==========   ==========

                           - 17 -

Note 6 - Leases
---------------
Total rental expense consists of the following:

(In thousands)                    2000        1999        1998
------------------------------------------------------------------------
Gross rentals
     Ships and containers     $ 64,403    $ 96,101    $ 94,047
     Other                      35,767      36,937      36,854
                              --------    --------    --------
                               100,170     133,038     130,901
Less sublease rentals           (1,016)    (16,095)    (21,269)
                              --------    --------    --------
                              $ 99,154    $116,943    $109,632
                              ========    ========    ========

   Future minimum rental payments required under operating leases having initial or remaining non-cancelable lease terms in excess of one year at December 31, 2000 are as follows:

                            Ships and
(In thousands)             containers       Other       Total
-------------------------------------------------------------
2001                         $ 26,178    $ 19,178    $ 45,356
2002                           22,131      16,507      38,638
2003                           17,418      14,313      31,731
2004                           14,421      12,142      26,563
2005                           12,092       7,832      19,924
Later years                    14,182       9,563      23,745

   Portions of the minimum rental payments for ships constitute reimbursement for ship operating costs paid by the lessor.

Note 7 - Equity Method Investments
----------------------------------
The Company has investments in a number of affiliates which are accounted for by the equity method. These affiliates are primarily engaged in the distribution of fresh produce. Chiquita's share of the earnings (losses) of these affiliates was $(9) million in 2000, $5 million in 1999 and $8 million in 1998, and its investment in these companies totaled $119 million at December 31, 2000 and $121 million at December 31, 1999. The Company's share of undistributed earnings of these affiliates totaled $25 million at December 31, 2000 and $28 million at December 31, 1999. The excess of the carrying value of Chiquita's investment over its share of the fair value of the investees' net assets at the date of acquisition is being amortized over periods ranging from 10 to 40 years ($33 million and $34 million, net of accumulated amortization, at December 31, 2000 and 1999, respectively).
    Summarized unaudited financial information of these affiliates follows:

(In thousands)                    2000         1999         1998
----------------------------------------------------------------
  Revenue                    $ 998,868    $ 978,180    $ 707,358
  Gross profit                 141,438      109,608      104,836
  Net earnings (losses)         (9,751)      16,016       22,289

  Current assets               212,254      205,270
  Total assets                 504,931      382,815
  Current liabilities          241,758      164,596
  Total liabilities            301,719      205,226

Note 8 - Financial Instruments
------------------------------
At December 31, 2000, the Company had euro-denominated option contracts which ensure conversion of approximately (euro) 300 million of sales in 2001 at average rates not lower than 0.88 dollars per euro and approximately (euro) 20 million of sales in 2002 at average rates not lower than 0.85 dollars per euro. The Company also has fuel oil swap agreements maturing in 2001 which fix the purchase price on approximately 150,000 metric tons of fuel oil.
   The carrying values and estimated fair values of the Company's debt, fuel oil swap agreements and foreign currency option contracts are summarized below:

                                    December 31, 2000         December 31, 1999
                              -----------------------    ----------------------
                              Carrying      Estimated     Carrying    Estimated
(In thousands)                   value     fair value        value   fair value
-----------------------------------------------------    ----------------------
Parent company debt          $(859,310)    $ (270,000)   $(883,815)   $(645,000)
Subsidiary debt               (490,654)      (493,000)    (472,940)    (475,000)
Fuel oil swap agreements             -         (3,500)           -            -
Foreign currency option
  contracts                      8,841          3,500        2,980        8,400

  Fair values for the Company's publicly traded debt and foreign currency option contracts are based on quoted market prices. Fair value for other debt is estimated based on the current rates offered to the Company for debt of similar maturities. The fair values of fuel oil swap agreements are estimated based on the cost to terminate the agreements.
  The Company is exposed to credit risk in the event of nonperformance by counterparties. However, because the Company's hedging activities are transacted only with highly rated institutions, Chiquita does not anticipate nonperformance by any of these counterparties. The amount of any credit exposure is limited to unrealized gains on these agreements.

Note 9 - Debt
-------------
Long-term debt consists of the following:
                                                            December 31,
(In thousands)                                         2000         1999
------------------------------------------------------------------------
PARENT COMPANY
9 1/8% senior notes, due 2004                     $ 175,000    $ 175,000
9 5/8% senior notes, due 2004                       248,246      247,771
10% senior notes, due 2009                          200,000      200,000
10 1/4% senior notes, due 2006                      149,134      149,034
7% subordinated debentures, due 2001                 86,930      112,010
Less current maturities                             (86,930)           -
                                                  ---------    ---------
 Long-term debt of parent company                 $ 772,380    $ 883,815
                                                  =========    =========
SUBSIDIARIES
Loans secured by ships and containers, due in
  installments from 2001 to 2009 - average
  effective interest rate of 8.8% (8.6% in 1999)  $ 192,087    $ 193,954
Loan to Costa Rican farm subsidiaries, due 2001
  - variable interest rate of 10.6% (9.2% in 1999)   50,000       55,000
Loan secured by vegetable canning assets, due in
  installments from 2001 to 2004
  - variable interest rate of 8.4% (7.9% in 1999)    42,857       50,000
Long-term portion of revolving credit facility
  secured by vegetable canning assets, due 2004
  - variable interest rate of 8.9% (7.7% in 1999)    35,000       35,000
Foreign currency loans maturing through 2008
  - average interest rate of 13% (6% in 1999)         6,065       10,774
Other loans maturing through 2012
  - average interest rate of 10% (8% in 1999)        55,371       38,693
Less current maturities                             (93,685)     (40,235)
                                                  ---------    ---------
  Long-term debt of subsidiaries                  $ 287,695    $ 343,186
                                                  =========    =========

   Maturities on long-term debt during the next five years are as follows:

                           Parent
(In thousands)            Company     Subsidiaries       Total
--------------------------------------------------------------
2001                     $ 86,930      $ 93,685       $180,615
2002                            -        44,603         44,603
2003                            -        34,776         34,776
2004                      425,000        84,609        509,609
2005                            -        66,685         66,685

   In January 2001, the Company announced an initiative to restructure the parent company debt of CBII. If successful, the restructuring would result in the conversion of a significant portion of Chiquita's outstanding parent company debt into common equity. As part of this initiative, the Company has discontinued all interest and principal payments on its parent company debt (see Note 2).
   In March 2001, the Company's operating subsidiary, CBI, obtained a three-year secured bank credit facility for up to $120 million to replace CBII's expiring bank revolving credit agreement. The new facility consists of a term loan of $75 million and a revolving credit facility of $45 million. A portion of the proceeds of the term loan has been used to repay $50 million of bank loans of certain Costa Rican farm subsidiaries. Under the revolving credit facility, $35 million is available for seasonal working capital needs and other corporate purposes, and the remaining $10 million is available with the lenders' consent. Substantially all U.S. assets of the Company (except for those of subsidiaries, such as Chiquita Processed Foods, L.L.C. ("CPF"), with their own credit facilities) are pledged to secure the CBI credit facility. The CBI credit facility is also secured by liens on CBI's trademarks and pledges of stock or guarantees by various CBI subsidiaries worldwide. The new facility contains covenants which limit the distribution of cash from CBI to CBII, the parent holding company, to $95 million per year for payment of CBII overhead, amounts necessary for payment of income taxes, and a cumulative amount of up to $22 million for restructuring costs. The facility also has covenants that require CBI to maintain certain financial ratios related to debt coverage and income, and that limit capital expenditures and investments. Interest on amounts outstanding under the facility is based on the bank corporate base rate plus 5%, subject to a minimum of 14% per annum. An annual facility fee of 2% of the total credit facility is also payable. At March 15,2001, the term loan amount of $75 million was outstanding, but no amounts were drawn under the $45 million revolving facility.
   CPF, the Company's vegetable canning subsidiary, has a $200 million senior secured credit facility. The facility includes a $135 million revolving credit line and a $65 million facility for term loans. At December 31, 2000, $116 million of borrowings were outstanding under the revolving credit line, of which $35 million is classified as long-term debt, and a $43 million term loan was outstanding. Interest under the facility is based on, at the Company's option, either the bank corporate base rate or prevailing interbank Eurodollar offering rates. An annual fee of up to 1/2% is payable on the unused portion of the facility. This facility contains covenants that limit capital expenditures and the payment of dividends by CPF and require CPF to maintain certain financial ratios related to net worth and debt coverage.
   The Company maintains various other lines of credit with domestic and foreign banks for borrowing funds on a short-term basis. The average interest rates for all short-term notes and loans payable outstanding were 9.3% and 7.5% at December 31, 2000 and 1999, respectively.
   Cash payments relating to interest expense were $124 million in 2000 and $105 million in 1999 and 1998.
   The 10% senior notes are callable beginning in 2004 at a price of 105% of face value declining to face value in 2007.
The 10 1/4% senior notes are callable beginning in November
2001 at a price of 105 1/8% of face value declining to face value in 2004. The 7% subordinated debentures are callable at face value and convertible into common stock at $43 per share.
                           - 21 -

Note 10 - Pension and Severance Benefits
----------------------------------------
The Company and its subsidiaries have several defined benefit and contribution pension plans covering approximately 5,100 domestic and foreign employees.
Approximately 22,000 employees are covered by Central and South American severance plans. Pension plans covering eligible salaried employees and Central and South American severance plans for all employees call for benefits to be based upon years of service and compensation rates.
   Pension and severance expense consists of the following:

                                                         Foreign Plans
                                  ------------------------------------
(In thousands)                              2000       1999       1998
----------------------------------------------------------------------
Defined benefit and severance plans:
  Service cost                          $  3,552   $  3,768   $  5,070
  Interest on projected benefit
    obligation                             4,585      5,122      6,070
  Expected return on plan assets            (162)      (139)      (136)
  Recognized actuarial loss                1,057        368        757
  Amortization of prior service cost
      and transition obligation              525        525      1,556
                                        --------   --------   --------
                                           9,557      9,644     13,317
  Curtailment loss                             -          -     14,061
  Settlement loss                          1,000          -      4,666
                                        --------   --------   --------
                                          10,557      9,644     32,044
Defined contribution plans                   561        604        768
                                        --------   --------   --------
Total pension and severance expense     $ 11,118   $ 10,248   $ 32,812
                                        ========   ========   ========

                                                        Domestic Plans
                                    ----------------------------------
(In thousands)                             2000       1999        1998
----------------------------------------------------------------------
Defined benefit and severance plans:
  Service cost                         $  1,357   $  1,084    $  1,057
  Interest on projected benefit
    obligation                            3,511      3,034       2,838
  Expected return on plan assets         (3,655)    (3,424)     (2,697)
  Recognized actuarial loss                 567        317         365
  Amortization of prior service cost
      and transition obligation             131        109          91
                                       --------   --------    --------
                                          1,911      1,120       1,654
  Curtailment gain                       (2,021)         -           -
                                       --------   ---------   --------
                                           (110)     1,120       1,654
Defined contribution plans                4,675      4,786       3,726
                                       --------   --------    --------
Total pension and severance expense    $  4,565   $  5,906    $  5,380
                                       ========   ========    ========

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

   Financial information with respect to the Company's foreign and domestic defined benefit pension and severance plans is as follows:

                                       Foreign Plans             Domestic Plans
                                --------------------        -------------------
(In thousands)                      2000        1999          2000         1999
-------------------------------------------------------------------------------
Fair value of plan assets at
    beginning of year           $  3,598    $  3,028      $ 45,448     $ 41,653
  Actual return on plan assets        87         111         4,441        3,756
  Employer contributions          13,513      21,596         2,453        2,679
  Benefits paid                  (12,990)    (21,137)       (2,828)      (2,794)
  Other                                -           -           153          154
                                --------    --------      --------     --------
Fair value of plan assets at
    end of year                 $  4,208    $  3,598      $ 49,667     $ 45,448
                                ========    ========      ========     ========

Projected benefit obligation at
    beginning of year           $ 48,024    $ 64,856      $ 43,248     $ 43,414
  Service and interest cost        8,137       8,890         4,868        4,118
  Actuarial (gain) loss            6,088      (4,585)        1,849       (1,624)
  Benefits paid                  (12,990)    (21,137)       (2,796)      (2,794)
  Curtailment gain                     -           -        (2,021)           -
  Other                                -           -           139          134
                                --------    --------      --------     --------
Projected benefit obligation
    at end of year              $ 49,259    $ 48,024      $ 45,287     $ 43,248
                                ========    ========      ========     ========
Plan assets in excess of (less
    than) projected benefit
    obligation                  $(45,051)   $(44,426)     $  4,380     $  2,200
Unrecognized actuarial loss       10,210       4,925         3,910        3,334
Unrecognized prior service cost      923       1,077           385          285
Unrecognized transition
   obligation (asset)               (200)        172           360          436
Adjustment required to recognize
    minimum pension and severance
    liability                     (1,419)          -        (5,806)        (826)
                                --------    --------      --------      -------
                                 (35,537)    (38,252)        3,229        5,429
Prepaid pension asset                  -           -         9,132        6,423
                                --------    --------      --------      -------
Accrued pension and severance
    liability                   $(35,537)   $(38,252)     $ (5,903)     $  (994)
                                ========    ========      ========      =======

  Included in the table above are plans whose benefit obligation exceeds plan assets. These plans are primarily foreign pension and severance plans that are generally not required to be funded until benefits are paid. The accumulated benefit obligation, projected benefit obligation and fair value of assets of plans for which benefits exceed assets were $62 million, $76 million and $27 million, respectively, as of December 31, 2000 and $59 million, $70 million and $21 million, respectively, as of December 31, 1999.
   The projected benefit obligations of Central and South American pension and severance plans in 2000 and 1999 were determined using discount rates of approximately 9 1/4%.
The assumed long-term rate of compensation increase was 6% for both years. The projected benefit obligations of the Company's domestic pension plans were determined using a discount rate of approximately 7 3/4% in 2000 and 7 1/2% in 1999. The assumed long-term rate of compensation increase was 6% in 2000 and 5 1/2% in 1999 and the assumed long-term rate of return on plan assets was approximately 8% for both years.

Note 11 - Stock Options
-----------------------
Under its non-qualified stock option and incentive plans, the Company may grant up to an aggregate of 25 million shares of common stock in the form of stock options, stock appreciation rights and stock awards. Under these plans, options have been granted to directors, officers and other key employees to purchase shares of the Company's common stock at the fair market value at the date of grant. The options generally vest over ten years and may be exercised over a period not in excess of 20 years.
   A summary of the Company's stock option activity and related information follows:

                                       2000                 1999                 1998
                       --------------------    -----------------    -----------------
                                   Weighted             Weighted             Weighted
                                    average              average              average
(In thousands, except              exercise             exercise             exercise
per share amounts)        Shares      price    Shares      price    Shares      price
-------------------------------------------    -----------------    -----------------
Under option at
  beginning of year       10,997     $12.34     9,479     $13.32     8,403     $13.44
Options granted            3,679       4.45     2,875       8.90     1,858      12.92
Options exercised              -          -        (6)     10.31      (123)     12.06
Options canceled or
  expired                 (2,068)     10.67    (1,351)     11.92      (659)     13.86
                          ------     ------    ------     ------    ------     ------

Under option at end
  of year                 12,608     $10.31    10,997     $12.34     9,479     $13.32
                          ======     ======    ======     ======    ======     ======
Options exercisable at
  end of year              5,516     $12.15     4,926     $12.71     3,705     $13.30
                          ======     ======    ======     ======    ======     ======
Shares available for
  future grants            7,918                9,482               11,041
                          ======               ======               ======

   Options outstanding as of December 31, 2000 have a weighted average remaining contractual life of 16 years and have exercise prices ranging from $1.59 to $34.44. The following table summarizes further information on the range of exercise prices:

                                                                                 Options
                                             Options Outstanding             Exercisable
                           -------------------------------------   ---------------------
                                       Weighted         Weighted                Weighted
                                        average          average                 average
(In thousands, except                  exercise        remaining                exercise
per share amounts)          Shares        price             life      Shares       price
----------------------------------------------------------------   ---------------------

Range of Exercise Prices
$ 1.59 - $ 5.00               3,327      $ 4.45         19 years         405       $4.45
  5.00 -  10.00               2,109        8.81         16 years         738        8.20
 10.00 -  15.00               6,359       12.71         15 years       3,843       12.49
 15.00 -  34.44                 813       19.40         13 years         530       21.08

   Under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. SFAS No. 123, "Accounting for Stock-Based Compensation," requires disclosure of the estimated fair value of stock options granted after 1994 and pro forma financial information assuming compensation expense was recorded using these fair values.
   The estimated weighted average fair value per option share granted is $2.65 for 2000, $3.66 for 1999 and $5.24 for 1998 based on market prices at the date of grant using a Black-Scholes option pricing model with the following assumptions: weighted average risk-free interest rates of 6.6% for 2000, 5.0% for 1999 and 5.6% for 1998; dividend yield of 0% for 2000 and 1.5% for 1999 and 1998; volatility factor for the Company's common stock price of 43% for 2000, 37% for 1999 and 33% for 1998; and a weighted average expected life of eight years for options not forfeited. The estimated pro forma compensation expense based on these option fair values would be approximately $4 million ($.07 per share) in 2000, $5 million ($.07 per share) in 1999 and $4 million ($.06 per share) in 1998. Because SFAS No. 123 applies only to options granted after 1994, the effect of applying this standard to current year pro forma information is not necessarily indicative of the effect in future years.

Note 12 - Shareholders' Equity
------------------------------
At December 31, 2000, 200 million shares of common stock were authorized, including unissued shares reserved for the following purposes:

   Issuance under stock option and employee
      benefit plans                                23 million
   Conversion of 7% subordinated debentures         2 million
   Conversion of preferred and preference stock    26 million

The Company discontinued payment of dividends on common stock for all of 2000.
   At December 31, 2000, three series of preferred and preference stock are outstanding, each series having the number of shares outstanding as set forth in the table below. The Board of Directors has the authority to fix the terms of 4,825,000 additional shares of Non-Voting Cumulative Preferred Stock and 3,915,629 additional shares of Cumulative Preference Stock. Each share of the outstanding series of preferred and preference stock has a liquidation preference of $50.00, and has an annual dividend rate and is convertible at the holder's option into a number of shares of Chiquita common stock as follows:

                                                Annual       Holders'
                                     Shares   dividend     conversion
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
---------------------------------------------------------------------

   The Series A and Series B shares are non-voting. The Series C shares have one vote per share, voting with the common stock. If the Company fails to pay quarterly dividends on Series A, B and C shares for six quarters, the holders of such shares, voting as a class, have the right to elect two directors in addition to the regular directors.
In the fourth quarter of 2000, the Company suspended payment of dividends on its preferred and preference stock, and accordingly, the Company has one quarter of accumulated and unpaid dividends at December 31, 2000.
   After February 14, 2001, each Series A share is convertible at the Company's option into a number of shares of common stock (not exceeding 10 shares) having a total market value of $50.00.
   Through September 9, 2001, each Series B share is convertible at the Company's option into a number of shares of common stock (not exceeding 10 shares) having a total market value of $50.75 ($50.00 if converted on or after September 10, 2001). However, prior to September 10, 2003, this conversion is permitted only if the market value of Chiquita common stock exceeds $7.00 per share when notice of the conversion is given.
   Each Series C share is convertible at the Company's option into a number of shares of common stock (not exceeding 10 shares) having a total market value of $51.50 ($50.75 if converted on or after June 30, 2001 and $50.00 if converted on or after June 30, 2002).
   Upon any conversion, whether at the option of the holder, at the option of the Company or otherwise, the Company must also pay an amount equal to accumulated and unpaid dividends, which may be paid in shares of common stock.
   In 1998, the Company's shareholders approved a change of title and par value of the Company's Capital Stock, $.33 par value, to Common Stock, $.01 par value.
   In 1997, Chiquita issued 4,585,210 shares of common stock and 79,659 shares of $2.50 Convertible Preference Stock, Series C to the former owners of acquired canning companies. In 1998, Chiquita issued 182,735 common shares and 4,712 shares of Series C preference stock as final payment for the 1997 acquisitions and issued 2,966,533 common shares in connection with the 1998 acquisition of another canning company. In 1998, Chiquita also issued 873,710 common shares to acquire a fresh mushroom business. (See Note 16.)

                           - 25 -

Note 13 - Income Taxes
----------------------
Income taxes consist of the following:

(In thousands)           U.S. Federal   U.S. State     Foreign      Total
-------------------------------------------------------------------------
2000
Current tax expense           $   175      $ 1,199     $ 5,108    $ 6,482
Deferred tax expense                -            -         518        518
                              -------      -------     -------    -------
                              $   175      $ 1,199     $ 5,626    $ 7,000
                              =======      =======     =======    =======

1999
Current tax expense           $   235      $ 1,161     $ 6,144    $ 7,540
Deferred tax expense                -            -         760        760
                              -------      -------     -------    -------
                              $   235      $ 1,161     $ 6,904    $ 8,300
                              =======      =======     =======    =======

1998
Current tax expense           $   369      $ 1,100     $ 8,006    $ 9,475
Deferred tax benefit                -            -        (975)      (975)
                              -------      -------     -------    -------
                              $   369      $ 1,100     $ 7,031    $ 8,500
                              =======      =======     =======    =======

   Income tax expense differs from income taxes computed at the U.S. federal statutory rate for the following reasons:

(In thousands)                       2000        1999        1998
-----------------------------------------------------------------
Income tax benefit computed
   at U.S. federal
   statutory rate               $ (30,753)  $ (17,529)  $  (3,469)
State income taxes, net of
   federal benefit                    779         755         715
U.S. losses for which no tax
   benefit has been recognized          -           -      20,734
Foreign tax differential           35,958      25,056      (8,816)
Goodwill amortization               1,678       1,651       1,850
Other                                (662)     (1,633)     (2,514)
                                 --------    --------    --------
Income tax expense               $  7,000    $  8,300    $  8,500
                                 ========    ========    ========

   Losses before income taxes consist of the following:

(In thousands)                       2000          1999          1998
---------------------------------------------------------------------
Subject to tax in:
United States                    $ (3,829)     $  6,230      $(51,326)
Foreign jurisdictions             (84,038)      (56,312)       41,414
                                 --------      --------      --------
                                 $(87,867)     $(50,082)     $ (9,912)
                                 ========      ========      ========

   The components of deferred income taxes included on the balance sheet are as follows:

                                                         December 31,
                                               ----------------------
(In thousands)                                     2000          1999
---------------------------------------------------------------------
Deferred tax benefits
   Employee benefits                           $ 17,123      $ 26,434
   Accrued expenses                              21,991        27,055
   Other                                         11,430        20,651
                                               --------      --------
                                                 50,544        74,140
                                               --------      --------
Deferred tax liabilities
   Depreciation and amortization                (17,578)      (32,470)
   Growing crops                                (16,942)      (18,983)
   Long-term debt                                     -        (2,525)
   Other                                         (8,860)      (14,385)
                                               --------      --------
                                                (43,380)      (68,363)
                                               --------      --------
                                                  7,164         5,777
Valuation allowance                              (7,164)       (8,142)
                                               --------      --------
Net deferred tax liability                     $      -      $ (2,365)
                                               ========      ========

   Net deferred taxes do not reflect the benefit that would be available to the Company from the use of its U.S.
operating loss carryforwards of $251 million, capital loss carryforwards of $6 million and alternative minimum tax credits of $6 million. The operating loss carryforwards expire from 2007 through 2020 and the capital loss carryforwards expire from 2001 through 2002. Undistributed earnings of foreign subsidiaries which have been, or are intended to be, permanently reinvested in operating assets, if remitted, are expected to result in little or no tax by operation of relevant statutes and the carryforward attributes described above. Cash payments for income taxes were $6 million in 2000, $9 million in 1999 and $7 million in 1998. Additionally, the Company received $22 million of refunds in 2000 related to audits of the Company's federal income tax returns for 1989 through 1991.

Note 14 - Segment Information
-----------------------------
The Company conducts business in two business segments, organized primarily on a product line basis, with each segment offering a variety of different but related products. The Fresh Produce segment includes the sourcing, transportation, distribution and marketing of Chiquita bananas and a wide variety of other fresh fruits and vegetables. The Processed Foods segment consists of the production, distribution and marketing of the Company's private-label and branded canned vegetables, branded fruit juices and beverages, processed bananas and edible oil based consumer products. The Company evaluates the performance of its business segments based on operating income before unusual items. Intercompany transactions between segments are eliminated. Financial information for each segment follows:

                                    Fresh       Processed
(In thousands)                    Produce           Foods       Consolidated
----------------------------------------------------------------------------
2000
Net sales                      $1,787,334      $  466,436         $2,253,770
Segment operating income (1)       16,886          30,540             47,426
Depreciation and amortization      79,445          18,060             97,505
Income (loss) from equity
  investments                     (10,346)            983             (9,363)
Total assets                    1,895,287         521,503          2,416,790
Net operating assets (2)        1,400,400         435,183          1,835,583
Investment in equity
  affiliates                       99,738          19,647            119,385
Expenditures for long-lived
  assets                           53,246          14,442             67,688


1999
Net sales                      $2,044,788      $  511,011         $2,555,799
Segment operating income (1)       23,129          27,909             51,038
Depreciation and amortization      78,363          18,941             97,304
Income from equity investments      4,161           1,246              5,407
Total assets                    2,079,903         516,224          2,596,127
Net operating assets (2)        1,533,397         430,781          1,964,178
Investment in equity
  affiliates                      103,527          17,306            120,833
Expenditures for long-lived
  assets                          148,490          42,207            190,697

1998
Net sales                      $2,243,284       $ 477,077         $2,720,361
Segment operating income (1)      126,685          25,524            152,209
Depreciation and amortization      82,722          16,416             99,138
Income from equity investments      6,515           1,221              7,736
Total assets                    2,055,854         453,279          2,509,133
Net operating assets (2)        1,512,185         364,774          1,876,959
Investment in equity
  affiliates                       91,170          11,910            103,080
Expenditures for long-lived
  assets                          116,042          36,018            152,060

(1) Segment operating income excludes the following unusual items: in 2000, $20 million of fourth quarter charges and write-downs of production and sourcing assets in the Company's Fresh Produce operations. Also, in the second quarter, the Company incurred charges and write-offs relating primarily to banana production assets, including the curtailment announced in June 2000 of additional Hurricane Mitch farm rehabilitation. These second quarter charges were offset by a $15 million gain on the sale of California Day-Fresh Foods, Inc., a processor and distributor of natural fresh fruit and vegetable juices; in 1999, $9 million of charges resulting from a workforce reduction program; in 1998, write-downs and costs totaling $74 million, net of the minimum expected insurance recoveries, resulting from significant damage in Honduras and Guatemala caused by Hurricane Mitch.
(2) Net operating assets consist of total assets less (i) cash and equivalents and (ii) total liabilities other than debt.

   Financial information by geographic area is as follows:

(In thousands)                       2000          1999          1998
---------------------------------------------------------------------
Net sales
   United States              $ 1,452,481   $ 1,552,320   $ 1,558,973
   Central and South America        9,764         8,124        47,336
   Europe and other
    international                 791,525       995,355     1,114,052
                              -----------   -----------   -----------
                              $ 2,253,770   $ 2,555,799   $ 2,720,361
                              ===========   ===========   ===========
Long-lived assets
   United States              $   401,973   $   427,542   $   410,068
   Central and South America      514,889       532,504       507,641
   Europe and other
    international                 230,483       285,082       278,527
   Shipping operations            422,932       448,132       472,663
                              -----------   -----------   -----------
                              $ 1,570,277   $ 1,693,260   $ 1,668,899
                             ============   ===========   ===========

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

Note 15 - Litigation
--------------------
A number of legal actions are pending against the Company.
Based on information currently available to the Company and advice of counsel, management does not believe such litigation will, individually or in the aggregate, have a material adverse effect on the financial statements of the Company.

Note 16 - Acquisitions and Divestitures
---------------------------------------
In June 2000, the Company's Australian fresh produce subsidiary, Chiquita Brands South Pacific Limited, issued additional shares in conjunction with two business acquisitions. The Company's voting interest is now below 50% and, as a result, the investment is no longer consolidated but is accounted for under the equity method. Also in June 2000, the Company sold California Day-Fresh Foods, Inc., which produced and marketed natural fresh fruit and vegetable juices in the United States. Proceeds consisted of $16 million in cash and $9 million in short-term notes which were collected in October 2000.
   In April 1999, CPF acquired certain canning assets of Agripac, Inc. The purchase price of approximately $20 million was funded with borrowings under CPF's revolving credit facility.
   In early 1998, Chiquita acquired Stokely USA, Inc., previously a publicly-owned vegetable canning business. In connection with the acquisition, Chiquita issued $11 million of common stock (.8 million shares) in exchange for all outstanding Stokely shares, and issued $33 million of common stock (2.2 million shares) and paid $18 million of cash to retire corresponding amounts of Stokely debt.
   Also during 1998, the Company acquired Campbell Soup Company's Australian fresh mushroom business. In connection with this acquisition, Chiquita issued $12 million (.9 million shares) of common stock and paid $5 million of cash in exchange for all of the outstanding capital stock of this business.
   Each of these transactions was accounted for as a purchase. The assets acquired and liabilities assumed in the 1999 acquisition of the canning assets of Agripac, Inc. and the 1998 acquisitions of Stokely and the Australian fresh mushroom business are summarized below:

(In thousands)                               1999              1998
-------------------------------------------------------------------
Trade receivables                        $      -          $ 13,728
Inventories                                18,524            62,020
Property, plant and equipment               7,426            49,936
Intangibles                                     -            44,479
Accounts payable and accrued
  liabilities                              (4,429)          (48,101)
Debt                                       (1,110)          (36,414)
Other, net                                   (917)           (2,351)
                                         --------          --------
     Net assets acquired                 $ 19,494          $ 83,297
                                         ========          ========

   In December 1998, the Company sold its Central American plastic products operations for $18 million in cash, which approximated carrying value.

Note 17 - Quarterly Financial Data (Unaudited)
---------------------------------------------
The following quarterly financial data are unaudited, but in the opinion of management include all necessary adjustments for a fair presentation of the interim results, which are subject to significant seasonal variations.

2000
(In thousands, except per
   share amounts)           March 31    June 30     Sep. 30    Dec. 31
----------------------------------------------------------------------
Net sales                  $ 658,053  $ 601,465   $ 465,773  $ 528,479
Cost of sales               (498,005)  (462,283)   (408,771)  (494,759)
Operating income (loss)       67,788     44,045     (23,786)   (60,681)
Net income (loss)             34,990     12,754     (53,713)   (88,898)

Basic earnings (loss)
  per share                      .46        .13        (.87)     (1.40)
Diluted earnings (loss)
  per share                      .43        .13        (.87)     (1.40)

Dividends per common share         -          -           -          -
Common stock market price
    High                        5.63       5.19        3.88       3.19
    Low                         4.00       3.63        3.00       0.88

1999
(In thousands, except per
    share amounts)           March 31   June 30     Sep. 30    Dec. 31
----------------------------------------------------------------------
Net sales                   $ 693,002 $ 676,857   $ 567,238  $ 618,702
Cost of sales                (514,775) (536,049)   (483,922)  (559,660)
Operating income (loss)        77,224    36,171     (20,306)   (51,051)
Net income (loss)              48,708     7,324     (36,654)   (77,760)

Basic earnings (loss)
  per share                       .68       .05        (.62)     (1.25)
Diluted earnings (loss)
  per share                       .60       .05        (.62)     (1.25)

Dividends per common share        .05       .05         .05        .05
Common stock market price
    High                        11.75     10.81        8.50       6.00
    Low                          8.31      7.69        5.50       3.38

Operating income in the second quarter of 2000 includes charges and write-offs relating primarily to banana production assets. This includes the curtailment announced in June 2000 of additional Hurricane Mitch farm rehabilitation. These charges were offset by a $15 million gain on the sale of California Day-Fresh Foods, Inc., a processor and distributor of natural fresh fruit and vegetable juices. Operating income in the fourth quarter of 2000 includes $20 million of charges and write-downs of production and sourcing assets in the Company's Fresh Produce operations.

The operating losses in the third and fourth quarters of 1999 include charges of $6 million and $3 million, respectively, from a workforce reduction program.

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

                           - 31 -

Chiquita Brands International, Inc.
SELECTED FINANCIAL DATA

(In thousands, except
per share amounts)                2000        1999         1998         1997         1996
-----------------------------------------------------------------------------------------
FINANCIAL CONDITION
Working capital*            $  233,643  $  414,445   $  308,805   $  300,348   $  379,977
Capital expenditures            54,632     152,080      118,250       76,248       74,641
Total assets                 2,416,790   2,596,127    2,509,133    2,401,613    2,466,934
Capitalization
   Short-term debt*            289,889     129,754      169,279      152,564      135,089
   Long-term debt*           1,060,075   1,227,001    1,002,606      961,972    1,079,251
   Shareholders' equity        582,543     705,286      793,980      780,086      724,253

OPERATIONS
Net sales                   $2,253,770  $2,555,799   $2,720,361   $2,433,726   $2,435,248
Operating income*               27,366      42,038       78,609      100,166       84,336
Income (loss) before
   extraordinary items         (94,867)    (58,382)     (18,412)         343      (27,728)
Extraordinary loss
   from debt extinguishment          -           -            -            -      (22,838)
Net income (loss)*             (94,867)    (58,382)     (18,412)         343      (50,566)

SHARE DATA
Shares used to calculate
   diluted loss
   per common share             66,498      65,768       64,663       57,025       55,195
Diluted loss
   per common share:
   - Before extraordinary
      items                  $   (1.68) $    (1.15)  $     (.55)   $    (.29)  $     (.72)
   - Extraordinary items             -           -            -            -         (.41)
   - Net income (loss)           (1.68)      (1.15)        (.55)        (.29)       (1.13)


Dividends per common share           -         .20          .20          .20          .20
Market price per common share:
   High                           5.63       11.75        16.00        18.00        16.38
   Low                            0.88        3.38         9.50        12.75        11.50
   End of year                    1.00        4.75         9.56        16.31        12.75


* See Management's Analysis of Operations and Financial
  Condition and Notes to Consolidated Financial Statements for a discussion of parent company debt restructuring and for a discussion of significant items included in operating income in 2000, 1999 and 1998.

                           - 32 -