Form 10-K, Exhibit 13
period 2001-12-31
CHIQUITA BRANDS INTERNATIONAL INC
filed 2002-03-20
CIK 101063

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

     The Audit Committee of the Board of Directors, all of whose members are independent directors, reviews the Company's financial statements, accounting policies and internal controls. In performing its reviews, the Committee meets periodically with the independent auditors, management and internal auditors to discuss these matters. The Company engages Ernst & Young, an independent auditing firm, to audit the financial statements and express an opinion thereon. The scope of the audit is set by Ernst & Young, which has full and free access to all Company records and personnel in conducting its audits. Representatives of Ernst & Young are free to meet with the Audit Committee, with or without members of management present, to discuss their audit work and any other matters they believe should be brought to the attention of the Committee.

Report of Ernst & Young, Independent Auditors
---------------------------------------------
The Board of Directors and Shareholders of Chiquita Brands International, Inc.

We have audited the accompanying consolidated balance sheets of Chiquita Brands International, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flow for each of the three years in the period ended December 31, 2001. These financial statements, appearing on pages 12 through 34, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above fairly present, in all material respects, the consolidated financial position of Chiquita Brands International, Inc. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flow for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP
Cincinnati, Ohio
March 19, 2002

MANAGEMENT'S DISCUSSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OPERATIONS
----------
This analysis of operations presents and addresses Chiquita's operating results on the basis used by the Company to evaluate its business segments, and should be read in conjunction with the segment information presented in Note 14 to the Consolidated Financial Statements.

(In thousands)                       2001            2000            1999
-------------------------------------------------------------------------
Net sales
    Fresh Produce             $ 1,792,064     $ 1,787,334     $ 2,044,788
    Processed Foods               450,197         466,436         511,011
                              -----------     -----------     -----------
    Total net sales           $ 2,242,261     $ 2,253,770     $ 2,555,799
                              ===========     ===========     ===========

Segment operating income
    Fresh Produce             $    55,071     $    16,886     $    23,129
    Processed Foods                 8,709          30,540          27,909
Unusual items                     (27,870)        (20,060)         (9,000)
                              -----------     -----------     -----------
    Total operating income    $    35,910     $    27,366     $    42,038
                              ===========     ===========     ===========

     Operating results of the Company's Fresh Produce business improved in 2001 as compared to 2000 primarily as a result of higher European banana pricing and volume. The benefit of the higher pricing and volume more than offset the substantial negative effect on earnings resulting from weak European currencies in relation to the U.S. dollar. The Company's Processed Foods operating results declined in 2001 primarily due to lower pricing on canned vegetables throughout the year, as the Company and industry were reducing inventory levels.

     The decline in Fresh Produce operating income in 2000 from 1999 resulted from the adverse effect of weak European currencies in relation to the U.S. dollar (mitigated in part by the Company's foreign currency hedging program), higher fuel costs and lower banana volume in North America. The negative effects of these items were mostly offset by the Company's substantial improvements in production and logistics costs and benefits from its workforce reduction program announced in the third quarter of 1999. Operating results for the Company's Processed Foods business segment in 2000 improved from the prior year as the Company consolidated productive capacity in its canning operations.

     Unusual items include the following:

     . In 2001, $28 million of charges primarily associated with the closure of farms, a third quarter labor strike and related labor issues at the Company's Armuelles, Panama banana producing division. During 2001, the Company closed non-competitive farms that represented about 20% of this division. However, during the fourth quarter of 2001, agreement was reached with the local labor union regarding work practices that should lead to gradual improvements in productivity, cost and quality in the remaining farms.

     . In 2000, $35 million of charges primarily associated with the write-downs of production and sourcing assets in the Fresh Produce operations, including the curtailment in June 2000 of additional Hurricane Mitch farm rehabilitation. These charges were offset by a $15 million gain on the sale of California Day-Fresh Foods, Inc., a processor and distributor of natural fresh fruit and vegetable juices.

     . In 1999, $9 million of charges associated with a workforce reduction program that streamlined certain corporate and staff functions in the U.S., Central America and Europe. These charges included severance, benefits extensions and outplacement services provided by this program.

     Fresh Produce net sales in 2001 were comparable to the prior year, as higher banana pricing and volume were offset by the effect of weak European currencies and the deconsolidation of the Company's Australian operations in the second quarter of 2000. Processed Foods net sales decreased in 2001 primarily as a result of the sale, in the second quarter of 2000, of California Day-Fresh Foods, Inc. In 2000, net sales decreased from the prior year in Fresh Produce primarily resulting from the effect of weak European currencies, lower banana volume in North America and non-core trading markets, and the deconsolidation of the Company's Australian operations. Processed Foods net sales decreased in 2000 compared to 1999 primarily as a result of the sale of California Day-Fresh Foods, Inc.

     Interest expense on parent company public debt was accrued through November 28, 2001, the Company's Chapter 11 petition filing date, even though the Company discontinued interest payments on such debt beginning in January 2001. See "Liquidity and Capital Resources - Parent Company Debt Restructuring" below. Interest income for 1999 includes $10 million related to refunds that resulted from audits of the Company's federal income tax returns for 1989 through 1991.

     In connection with the parent company debt restructuring, the Company incurred $34 million of reorganization costs during 2001, which primarily includes professional fees and a write-off of parent company debt issuance costs.

     Income taxes consist principally of foreign income taxes currently paid or payable. No tax benefit was recorded for unrealized U.S. net operating loss carryforwards or other available tax credits.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

PARENT COMPANY DEBT RESTRUCTURING

On March 19, 2002, Chiquita Brands International, Inc. ("CBII") completed its previously announced financial restructuring when its pre-arranged Plan of Reorganization under Chapter 11 of the U.S. Bankruptcy Code (the "Plan" or "Plan of Reorganization") became effective. CBII is a parent holding company without business operations of its own. The events leading to the restructuring and certain provisions of the Plan are described below.

     In 1993, the European Union ("EU") implemented a discriminatory quota and licensing regime that governed the importation of bananas into the EU and violated the EU's international trade obligations. This regime significantly decreased the Company's banana volume sold into Europe and resulted in significantly diminished operating results for the Company as compared to years prior to the regime's implementation. Although the Company has made significant improvements in production and logistics costs, the deterioration of operating results caused by this regime has been further exacerbated in recent years by the continued weakness of major European currencies in relation to the U.S. dollar. Principally due to these factors, the Company experienced financial losses in seven of the nine years preceding 2001 and had evolved into a highly leveraged position with consolidated debt of approximately $1.3 billion at December 31, 2000. Under these circumstances, the Company faced the need to obtain new financing in order to meet debt maturities and seasonal working capital requirements during the first quarter of 2001.

     During the second half of 2000, the Company encountered a severe tightening of the bank credit and other capital markets previously accessed by the Company. In early 2001, the Company's operating subsidiary, Chiquita Brands, Inc. ("CBI"), was able to secure a new three-year $120 million credit facility which, combined with existing credit facilities of other subsidiaries of the Company, enabled all of the Company's operating subsidiaries to meet their upcoming debt maturities and seasonal working capital needs. However, the Company was not able to obtain financing which would permit CBII to repay its $86 million of 7% subordinated debentures maturing in March 2001.

     These factors led to CBII's announcement in January 2001 that it would seek to regain its financial health by proposing a restructuring of the $861 million principal amount of CBII's outstanding senior notes and subordinated debentures ("Old Notes") through the conversion of a substantial portion of the Old Notes into new common equity. As part of this initiative, CBII discontinued all interest and principal payments on the Old Notes.

     In February 2001, the Company commenced discussions with certain holders of the Old Notes ("Prepetition Noteholder Committees") to discuss the financial condition of the Company and the proposed restructuring. The Company engaged in extensive, arms' length negotiations with the Prepetition Noteholder Committees regarding the terms of a consensual restructuring of CBII. On November 9, 2001, these parties agreed on the terms of the restructuring.

     On November 28, 2001, CBII filed its Plan of Reorganization under Chapter 11 of the U.S. Bankruptcy Code. CBII's general unsecured creditors (except for holders of the Old Notes) have been unaffected by the Chapter 11 bankruptcy proceedings and the Plan. CBII's operating subsidiaries, which have continued to meet their obligations with their own cash flow and credit facilities (including the CBI credit facility), have not been involved in the restructuring or the Chapter 11 bankruptcy proceedings. The Plan was confirmed by the bankruptcy court on March 8, 2002 and became effective March 19, 2002, resulting in conversion of the $861 million of Old Notes and $102 million of accrued and unpaid interest thereon into $250 million of 10.56% senior notes ("New Notes") and 95.5% of the common stock of CBII as the reorganized entity ("New Common Stock"). Previously outstanding preferred, preference and common stock is being exchanged for 2% of the New Common Stock and 7-year warrants ("Warrants") to purchase up to 25% of the New Common Stock on a fully diluted basis (prior to any dilution by grants under a new stock option plan). In addition, as part of a management incentive program, existing management is receiving 2.5% of the New Common Stock.

     In accordance with the Plan, the Company will:

     . issue 40,000,000 shares of New Common Stock, including 1,000,000 shares issued or issuable to existing management;
     .    issue the New Notes and the Warrants;
     .    adopt a new stock option plan;
     . reserve (a) 13,333,333 shares of New Common Stock for issuance upon exercise of the Warrants and (b) 5,925,926 shares of New Common Stock for issuance upon exercise of employee stock options authorized for grant under the new stock option plan; and
     . cancel the Old Notes, previously outstanding preferred, preference and common stock, and previously outstanding stock options.

     The consolidated balance sheet at December 31, 2001 reflects $861 million principal amount of parent company debt and $102 million of accrued and unpaid interest on such debt as "Liabilities subject to compromise."

PRO FORMA FINANCIAL INFORMATION

The Company's emergence from Chapter 11 bankruptcy proceedings on March 19, 2002 will result in a new reporting entity and adoption of fresh start reporting as of that date in accordance with Statement of Position No. 90-7 ("SOP 90-7"), "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code." The financial statements as of December 31, 2001 do not give effect to any adjustments in the carrying value of assets or the amounts or classification of liabilities that will be recorded upon implementation of the Plan of Reorganization.

     The following unaudited pro forma financial information reflects the implementation of the Plan as if the Plan was effective on December 31, 2001. Reorganization adjustments have been estimated in the pro forma financial information to reflect the discharge of debt and adoption of fresh start reporting, in accordance with SOP 90-7. Accordingly, the estimated reorganization value of the Company of $1,280 million, which served as the basis for the Plan as approved by the bankruptcy court, has been used to determine the pro forma equity value allocated to the assets and liabilities of the Company in proportion to their relative fair values in conformity with Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations."

     Estimated reorganization adjustments in the Pro Forma Balance Sheet result primarily from the following:

     . Reduction of property, plant and equipment carrying values related primarily to the Company's shipping vessels and tropical farm assets;
     . Reduction of long-term operating investment and other asset carrying values;
     . Increase in the carrying value of the Chiquita trademark, partially offset by a reduction in the carrying value of goodwill;
     . Reduction in parent company debt and accrued interest for the implementation of the Plan; and
     . Increase in other liabilities primarily associated with pension and severance obligations.

     These adjustments were based upon the work of outside appraisers, actuaries and financial consultants, as well as valuation estimates using discounted cash flow analyses, to determine the relative fair values of the Company's assets and liabilities. The allocation of the reorganization value to individual assets and liabilities will change based on facts present at the actual effective date of the Plan, and will result in differences to the fresh start adjustments and allocated values estimated in this pro forma information.

                            Unaudited Pro Forma Balance Sheet at December 31, 2001
                            ------------------------------------------------------
                                                 Debt   Fresh Start
(In thousands)                     Actual   Discharge   Adjustments      Pro Forma
----------------------------------------------------------------------------------
Current assets                $   772,355   $      --   $      --       $  772,355
Property, plant and
    equipment, net              1,005,606          --    (541,386)         464,220
Investments and other
    assets, net                   326,116          --    (148,339)         177,777
Intangibles, net                  158,415          --     182,544          340,959
                              -----------   ---------   ---------       ----------
    Total assets              $ 2,262,492   $      --   $(507,181)      $1,755,311
                              ===========   =========   =========       ==========

Notes and loans payable       $    53,374   $      --   $      --       $   53,374
Long-term debt due within
    one year                       56,376          --          --           56,376
Accounts payable                  175,161          --          --          175,161
Accrued liabilities               102,452          --      14,390          116,842
Long-term debt of parent
    company                            --     250,000          --          250,000
Long-term debt of
    subsidiaries                  306,017          --          --          306,017
Other liabilities                 157,698          --      40,000          197,698
Liabilities subject to
    compromise                    962,820    (962,820)         --               --
                              -----------   ---------   ---------       ----------
    Total liabilities           1,813,898    (712,820)     54,390        1,155,468

Accumulated deficit              (530,068)    165,701     364,367               --
Other shareholders'
    equity                        978,662     547,119    (925,938)         599,843 *
                              -----------   ---------   ---------       ----------
    Total liabilities
       and shareholders'
       equity                 $ 2,262,492   $      --   $(507,181)      $1,755,311
                              ===========   =========   =========       ==========

* After deducting $666 million of indebtedness from the Company's $1,280 million estimated reorganization value, the total equity value of the Company is approximately $614 million. Shareholders' equity included in the Pro Forma Balance Sheet of approximately $600 million excludes $14 million related to restricted management shares, which are subject to delayed delivery.

     The Plan will reduce Chiquita's future annual interest expense by approximately $60 million. In addition, due to the fresh start adjustments to property, plant and equipment, annual depreciation expense is expected to decrease by approximately $40 million.

     The following summarizes the Company's contractual cash obligations associated with debt principal repayments and operating leases on a pro forma basis assuming a Plan effective date of December 31, 2001:

                                  Within        2-3        4-5    After 5
(In thousands)          Total     1 year      years      years      years
-------------------------------------------------------------------------
Long-term debt
    Parent company   $250,000   $     --   $     --   $     --   $250,000
    Subsidiaries      362,393     56,376    180,256     89,107     36,654
Notes and loans
      payable          53,374     53,374         --         --         --
Operating leases      150,696     41,191     60,009     37,972     11,524
                     --------   --------   --------   --------   --------
                     $816,463   $150,941   $240,265   $127,079   $298,178
                     ========   ========   ========   ========   ========

OTHER LIQUIDITY AND CAPITAL RESOURCES INFORMATION

Operating cash flow was $100 million in 2001, $(1) million in 2000 and $(6) million in 1999. The 2001 operating cash flow amount includes the effect of the non-payment of $78 million of interest expense on parent company debt. Cash payments relating to interest expense were $43 million in 2001, $124 million in 2000 and $105 million in 1999. The Company believes that the cash flow generated by operating subsidiaries and available borrowings under its working capital facilities will provide sufficient cash reserves and liquidity to fund the Company's working capital needs, capital expenditures and debt service requirements, including CBII's New Notes.

     Capital expenditures were $30 million in 2001, $55 million in 2000 and $152 million in 1999. The 2000 and 1999 amounts include $20 million and $74 million, respectively, for the rehabilitation of banana farms in Honduras and Guatemala which were destroyed or damaged by Hurricane Mitch in late 1998. The Company announced in June 2000 that it had curtailed plans for further rehabilitation of farms damaged by Hurricane Mitch.

     In the beginning of 2000, the Company discontinued payment of dividends on common stock and, in the fourth quarter of 2000, it discontinued payment of dividends on its preferred and preference stock.

     In March 2001, the Company's operating subsidiary, CBI, obtained a three-year secured bank credit facility for up to $120 million to replace CBII's expiring bank revolving credit agreement. This facility consisted of a term loan of $75 million and a revolving credit facility of $45 million. A portion of the proceeds of the term loan was used to repay $50 million of bank loans of certain Costa Rican farm subsidiaries. Interest on amounts outstanding under the facility was based on the bank corporate base rate plus 5%, subject to a minimum of 14% per annum. An annual facility fee of 2% of the total credit facility was also payable. At December 31, 2001, the amount outstanding under the term loan was $70 million, and $4 million of the availability under the revolving credit facility had been used to issue letters of credit.

     In March 2002, this CBI facility was increased to $130 million, comprised of a $70 million term loan and a revolving credit facility of $60 million. Interest on this amended facility is based on the prevailing LIBOR rates plus 3.75% or the bank corporate base rate plus 1% (at CBI's option), subject to a minimum annual rate of 6%. The annual facility fee has been eliminated, and the Company paid an amendment fee of 5% of the total credit facility. Substantially all U.S. assets of CBI (except for those of subsidiaries, such as Chiquita Processed Foods, L.L.C. ("CPF"), with their own credit facilities) are pledged to secure the CBI credit facility. The CBI credit facility is also secured by liens on CBI's trademarks and pledges of stock or guarantees by various subsidiaries worldwide. The facility contains covenants that limit the distribution of cash from CBI to CBII, the parent holding company, to amounts necessary to pay interest on the New Notes (provided CBI meets certain liquidity tests), income taxes and permitted CBII overhead. The facility also has covenants that require CBI to maintain certain financial ratios related to debt coverage and income, and that limit capital expenditures and investments. At March 15, 2002, $70 million of the term loan was outstanding, $27 million of borrowings were outstanding under the revolving credit facility and $4 million of the availability under the revolving credit facility had also been used to issue letters of credit.

     In 1999, CPF, the Company's vegetable canning subsidiary, entered into a five-year $200 million senior secured credit facility. The facility includes a $135 million revolving credit line and a $65 million facility for term loans. At March 15, 2002, approximately $70 million was available under the revolving credit line. At March 15, 2002, payment of dividends by CPF was limited to $6 million under the terms of this facility.

     In 1999, the Company issued $200 million principal amount of 10% senior notes due 2009 for net proceeds of $195 million. The Company used most of these proceeds to repay debt of subsidiaries and to repay borrowings under its parent company revolving line of credit.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
------------------------------------------
The Company's significant accounting policies are summarized in Note 1. The additional discussion below addresses:

     .    major judgments used in applying these policies;
     . the use of fresh start reporting upon the Company's emergence from Chapter 11 proceedings; and
     . the application of new accounting standards having a significant impact on the Company.

     The Company reviews the carrying values of its property, plant and equipment and goodwill annually. These reviews are conducted in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," by comparing estimates of undiscounted future cash flows, before interest charges, included in the Company's operating plans with the carrying values of the related assets. These reviews at December 31, 2001 did not reveal any instances in which an impairment charge was required.

     The Company also reviews the carrying values of its long-term investments annually. These reviews seek to determine if a decline in fair value below the carrying value of an investment is other than temporary, which would require a write-down of the investment. The reviews involve a comparison of the Company's share of the estimated future undiscounted cash flows of the investment to the carrying value of the investment. The reviews conducted as of December 31, 2001 did not reveal any instances requiring a write-down of the investments.

     The Company's application of fresh start reporting in accordance with SOP 90-7 will require allocation of the reorganization value of the Company to its assets and liabilities in proportion to their relative fair values, which are, in part, based on discounted cash flow analyses. The change from the undiscounted cash flow methodology described above to the use of reorganization value in fresh start reporting will result in the recording of significant fresh start adjustments upon the Plan effective date in March 2002. These adjustments, estimated as if the Plan effective date was December 31, 2001, are reflected in the pro forma financial information and are discussed more fully in "Liquidity and Capital Resources - Pro Forma Financial Information."

     In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 ("SFAS No. 142"), "Goodwill and Other Intangible Assets," which will be adopted by the Company on January 1, 2002. Under this standard, goodwill and other intangible assets with an indefinite life will no longer be amortized but will be reviewed at least annually for impairment. On January 1, 2002, to give effect to the new standard, the Company will record a goodwill write-down of approximately $145 million as a cumulative effect of a change in method of accounting. The write-down results from applying the SFAS No. 142 requirement to evaluate goodwill using discounted cash flows rather than the undiscounted cash flow methodology prescribed by the previous standard. As adoption of this new standard will precede the implementation of fresh start reporting, the estimated goodwill valuation adjustment of $145 million included in the December 31, 2001 Pro Forma Balance Sheet on page 7 will be recorded as the cumulative effect of adoption of SFAS No. 142 at January 1, 2002.

EUROPEAN UNION REGULATORY DEVELOPMENTS
--------------------------------------
In 1993, the EU implemented a discriminatory quota and licensing regime governing the importation of bananas into the EU. This regime significantly decreased the Company's banana volume sold into the EU and resulted in significantly decreased operating results for the Company as compared to years prior to the regime's implementation.

     During nine years of legal challenges through the World Trade Organization and its predecessor, the General Agreement on Tariffs and Trade, the EU quota and licensing regime was determined in several rulings to be in violation of the EU's international trade obligations. In April 2001, the European Commission agreed to reform the EU banana import regime. The agreement led to a partial redistribution of licenses for the import of Latin American bananas under a tariff rate quota system for historical operators that went into effect on July 1, 2001 and is to continue through the end of 2005. As a result, the Company has not needed to purchase as many import licenses as were required prior to July 1, 2001 in order to meet its customer demand. The April 2001 agreement also contemplates movement to a tariff-only system starting in 2006, which will require future consultations between the EU and the banana supplying interests.

     There can be no assurance that the tariff rate quota system will remain unchanged through 2005 or that a tariff-only system will be implemented after 2005 (or that, if implemented, the tariff levels established will not be adverse to marketers of Latin American bananas, such as the Company). In addition, the Company cannot predict the impact on the banana import regime of the enlargement of the EU by ten member states that is expected to be implemented as early as 2004.

EU COMMON CURRENCY
------------------
In 1999, most of the EU member countries began implementation of the EU common currency (the "euro") by accepting the euro as legal tender in addition to their respective national currencies. On January 1, 2002, euro coins and notes were put into circulation in participating countries and since February 28, 2002, the euro has been the sole legal tender for these countries. Chiquita has adjusted the day-to-day operations and information systems of its European business to allow the use of the EU common currency at no significant cost.

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

     Chiquita's interest rate risk arises from its fixed and variable rate debt (see Note 9).

     The Company's transportation costs are exposed to the risk of rising fuel prices. To reduce this risk, the Company enters into fuel oil option contracts that act to offset increases in the market purchase price of fuel oil.

     The foreign currency and fuel oil option contracts are derivative financial instruments that change in value in the opposite direction of the underlying transactions being hedged. Chiquita uses a value at risk ("VAR") model to estimate the potential loss the Company could incur as a result of adverse changes in foreign currency exchange, interest rates and fuel oil prices, based on a 95% confidence level, over a given period of time. The VAR calculations do not consider the potential effect of favorable changes in these rates or the offsetting change in the dollar amount of an underlying foreign currency denominated sale or fuel oil purchase. Therefore, the VAR calculations are not intended to represent actual losses the Company expects to incur.

     As of December 31, 2001 and 2000 and for the year ended December 31, 2001, the Company estimates that the fair value of foreign currency option contracts would decline by less than $2 million over a one-day period due to an adverse change in foreign currency exchange rates. However, the Company expects that any decline in the fair value of these contracts would typically be offset by an increase in the dollar realization of the underlying sales denominated in foreign currencies.

     As of December 31, 2001 and 2000 and for the year ended December 31, 2001, the Company estimates that the adverse change in fair value of its debt would be less than $2 million over a one-day period due to an unfavorable change in interest rates.

     As of December 31, 2001 and 2000 and for the year ended December 31, 2001, the Company estimates that the fair value of fuel oil option contracts would decline by less than $1 million over a one-day period due to an adverse change in fuel oil prices. However, the Company expects that any decline in the fair value of these contracts would be offset by a decrease in the cost of underlying fuel purchases.

     (See Note 8 to the Consolidated Financial Statements for additional discussion of the Company's hedging activities. Also, see Note 1 to the Consolidated Financial Statements regarding the Company's adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended.)

                                     *******

This Annual Report contains certain information that may be deemed to be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements reflect management's current views and estimates of future economic circumstances, industry conditions and Company performance. They are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita. The assumptions, risks and uncertainties include continued maintenance of the reforms agreed to by the U.S. and EU regarding the EU's banana import regime, the continuing availability of sufficient borrowing capacity or other financing to fund operations, capital spending and working capital requirements, the prices at which Chiquita can sell its products, the availability of and costs at which it can purchase or grow fresh produce and other raw materials, currency exchange rate fluctuations, natural disasters and unusual weather conditions, operating efficiencies, labor relations, actions of governmental bodies, and other market and competitive conditions. Actual results or developments may differ materially from the expectations expressed or implied in the forward-looking statements, and the Company undertakes no obligation to update any such statements.

Chiquita Brands International, Inc.
CONSOLIDATED STATEMENT OF INCOME

(In thousands, except
per share amounts)                                         2001           2000           1999
---------------------------------------------------------------------------------------------
Net sales                                           $ 2,242,261    $ 2,253,770    $ 2,555,799
                                                    -----------    -----------    -----------
Operating expenses
    Cost of sales                                     1,890,050      1,863,818      2,094,406
    Selling, general and
      administrative                                    231,494        271,650        328,467
    Depreciation                                         84,807         90,936         90,888
                                                    -----------    -----------    -----------
                                                      2,206,351      2,226,404      2,513,761
                                                    -----------    -----------    -----------
    Operating income                                     35,910         27,366         42,038
Interest income                                           7,830         12,289         19,574
Interest expense                                       (122,397)      (127,815)      (112,033)
Other income, net                                           493            293            339
Reorganization costs                                    (33,604)            --             --
                                                    -----------    -----------    -----------
Loss before income taxes                               (111,768)       (87,867)       (50,082)
Income taxes                                             (7,000)        (7,000)        (8,300)
                                                    -----------    -----------    -----------
Net loss                                            $  (118,768)   $   (94,867)   $   (58,382)

Less dividends on preferred and preference stock:
       Paid                                                  --        (12,826)       (17,102)
       In arrears                                       (11,809)        (4,276)            --
                                                    -----------    -----------    -----------
Net loss attributed to
    common shares                                   $  (130,577)   $  (111,969)   $   (75,484)
                                                    ===========    ===========    ===========
Net loss per common share -
    basic and diluted                               $     (1.78)   $     (1.68)   $     (1.15)
                                                    ===========    ===========    ===========

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.
CONSOLIDATED BALANCE SHEET
                                                                  December 31,
(In thousands, except share amounts)                        2001          2000
------------------------------------------------------------------------------
ASSETS
Current assets
    Cash and equivalents                             $    70,428   $    96,924
    Trade receivables, less allowances of
       $11,902 and $10,685, respectively                 193,945       191,476
    Other receivables, net                                80,378       105,018
    Inventories                                          392,190       428,260
    Other current assets                                  35,414        24,835
                                                     -----------   -----------
       Total current assets                              772,355       846,513
Property, plant and equipment, net                     1,005,606     1,071,341
Investments and other assets, net                        326,116       334,573
Intangibles, net                                         158,415       164,363
                                                     -----------   -----------
       Total assets                                  $ 2,262,492   $ 2,416,790
                                                     ===========   ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities not subject to compromise:
Current liabilities
    Notes and loans payable                          $    53,374   $   109,274
    Long-term debt due within one year
       Parent (Note 2)                                        --        86,930
       Subsidiaries                                       56,376        93,685
    Accounts payable                                     175,161       194,367
    Accrued liabilities                                  102,452       128,614
                                                     -----------   -----------
       Total current liabilities                         387,363       612,870
Long-term debt of parent company (Note 2)                     --       772,380
Long-term debt of subsidiaries                           306,017       287,695
Other liabilities                                        157,698       161,302
                                                     -----------   -----------
       Total liabilities not subject to compromise       851,078     1,834,247
Liabilities subject to compromise (Note 2)               962,820            --
                                                     -----------   -----------
       Total liabilities                               1,813,898     1,834,247
                                                     -----------   -----------
Shareholders' equity
    Preferred and preference stock                       139,729       253,475
    Common stock, $.01 par value
       (78,273,183 and 66,705,622 shares
       outstanding, respectively)                            783           667
    Capital surplus                                      881,192       766,217
    Accumulated deficit                                 (530,068)     (411,300)
    Accumulated other comprehensive loss                 (43,042)      (26,516)
                                                     -----------   -----------
       Total shareholders' equity                        448,594       582,543
                                                     -----------   -----------
       Total liabilities and
           shareholders' equity                      $ 2,262,492   $ 2,416,790
                                                     ===========   ===========

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                     Preferred                                     Accumulated        Total
                                           and                                      other com-       share-
                                    preference   Common    Capital   Accumulated    prehensive     holders'
(In thousands)                           stock    stock    surplus       deficit   income (loss)     equity
-----------------------------------------------------------------------------------------------------------
DECEMBER 31, 1998                    $ 253,475    $654    $755,660    $(214,967)    $   (842)     $ 793,980
                                                                                                  ---------
    Net loss                                --      --          --      (58,382)          --        (58,382)
    Unrealized translation loss             --      --          --           --       (5,478)        (5,478)
                                                                                                  ---------
       Comprehensive loss                                                                           (63,860)
                                                                                                  ---------
    Share issuances
       Option exercises                     --       1          57           --           --             58
       Other                                --       4       5,362           --           --          5,366
    Dividends
       Common stock                         --      --          --      (13,156)          --        (13,156)
       Preferred and preference
          stock                             --      --          --      (17,102)          --        (17,102)
                                     ---------    ----    --------    ---------     --------      ---------
DECEMBER 31, 1999                      253,475     659     761,079     (303,607)      (6,320)       705,286
                                                                                                  ---------
    Net loss                                --      --          --      (94,867)          --        (94,867)
    Unrealized translation loss             --      --          --           --      (12,979)       (12,979)
    Change in minimum pension
       liability                            --      --          --           --       (7,217)        (7,217)
                                                                                                  ---------
       Comprehensive loss                                                                          (115,063)
                                                                                                  ---------
    Share issuances                         --       8       5,138           --           --          5,146
    Dividends paid on preferred
       and preference stock                 --      --          --      (12,826)          --        (12,826)
                                     ---------    ----    --------    ---------     --------      ---------
DECEMBER 31, 2000                      253,475     667     766,217     (411,300)     (26,516)       582,543
                                                                                                  ---------
    Net loss                                --      --          --     (118,768)          --       (118,768)
    Unrealized translation loss             --      --          --           --       (2,633)        (2,633)
    Change in minimum pension
       liability                            --      --          --           --       (7,830)        (7,830)
    Changes in fair value of
       derivatives                          --      --          --           --       (1,183)        (1,183)
    Losses reclassified
       from OCI into net loss               --      --          --           --        2,095          2,095
                                                                                                  ---------
    Comprehensive loss before
       cumulative effect of
       adopting SFAS No. 133                --      --          --           --           --       (128,319)
    Cumulative effect of adopting
       SFAS No. 133                         --      --          --           --       (6,975)        (6,975)
                                                                                                  ---------
       Comprehensive loss                                                                          (135,294)
                                                                                                  ---------
    Share issuances
       Preferred stock conversion
        to common stock               (113,746)    115     113,631           --           --             --
       Other                                --       1       1,344           --           --          1,345
                                     ---------    ----    --------    ---------     --------      ---------
DECEMBER 31, 2001                    $ 139,729    $783    $881,192    $(530,068)    $(43,042)     $ 448,594
                                     =========    ====    ========    =========     ========      =========

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.
CONSOLIDATED STATEMENT OF CASH FLOW

(In thousands)                                          2001        2000        1999
------------------------------------------------------------------------------------
CASH PROVIDED (USED) BY:
OPERATIONS
     Net loss                                      $(118,768)  $ (94,867)  $ (58,382)
     Depreciation and amortization                    91,050      97,505      97,304
     Parent company interest expense not paid         77,672          --          --
     Reorganization costs                             16,991          --          --
     Fresh produce sourcing asset write-downs
        and charges                                   15,147      28,037          --
     Collection of tax refund                          9,456      21,685          --
     Gain on sale of non-core business                    --     (14,710)         --
     Changes in current assets and liabilities
        Trade receivables                             (5,534)      5,325      (4,222)
        Other receivables                             12,477      (5,567)     (6,085)
        Inventories                                   35,767     (17,804)    (16,789)
        Other current assets                          (1,477)     (3,857)      1,877
        Accounts payable and accrued liabilities     (34,690)    (17,581)    (15,095)
     Other                                             1,713       1,281      (4,651)
                                                   ---------   ---------   ---------
     CASH FLOW FROM OPERATIONS                        99,804        (553)     (6,043)
                                                   ---------   ---------   ---------
INVESTING
     Capital expenditures                            (29,690)    (54,632)   (152,080)
     Hurricane Mitch insurance proceeds                6,393      32,500      32,500
     Acquisitions of businesses                           --          --     (21,619)
     Long-term investments                           (16,738)     (3,601)    (11,531)
     Proceeds from sales of property, plant
        and equipment                                 14,335      15,244      14,903
     Proceeds from sale of non-core
        business                                          --      26,251          --
     Refundable cash deposits                        (14,500)     (6,398)      9,745
     Other                                               126         455       4,266
                                                   ---------   ---------   ---------
     CASH FLOW FROM INVESTING                        (40,074)      9,819    (123,816)
                                                   ---------   ---------   ---------
FINANCING
     Debt transactions
        Issuances of long-term debt                   73,874      81,085     284,327
        Repayments of long-term debt                (104,606)   (100,085)    (68,389)
        Increase (decrease) in notes and
             loans payable                           (55,494)     21,621     (46,922)
     Stock transactions
        Issuances of common stock                         --          --          58
        Dividends                                         --     (12,826)    (30,258)
                                                   ---------   ---------   ---------
     CASH FLOW FROM FINANCING                        (86,226)    (10,205)    138,816
                                                   ---------   ---------   ---------

Increase (decrease) in cash and equivalents          (26,496)       (939)      8,957
Balance at beginning of year                          96,924      97,863      88,906
                                                   ---------   ---------   ---------
Balance at end of year                             $  70,428   $  96,924   $  97,863
                                                   =========   =========   =========

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies
--------------------------------------------------------------------------------
American Financial Group, Inc. and its subsidiaries ("AFG") owned approximately 31% of the outstanding common stock of Chiquita Brands International, Inc. ("CBII") as of December 31, 2001. Upon the March 19, 2002 effective date of CBII's Plan of Reorganization (see Note 2), AFG will own less than 1% of the common stock of the reorganized entity.

CONSOLIDATION - The consolidated financial statements include the accounts of CBII and controlled majority-owned subsidiaries ("Chiquita" or the "Company"). Intercompany balances and transactions have been eliminated. Investments representing minority interests are accounted for by the equity method when Chiquita has the ability to exercise significant influence in the investees' operations; otherwise, they are accounted for at cost.

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

INTANGIBLES - Intangibles consist primarily of goodwill and trademarks which are amortized over not more than 40 years. Accumulated amortization was $69 million and $63 million at December 31, 2001 and 2000, respectively. The carrying value of intangibles is evaluated annually in relation to the operating performance and future undiscounted cash flows of the underlying businesses.

     In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 ("SFAS No. 142"), "Goodwill and Other Intangible Assets," which will be adopted by the Company on January 1, 2002. Under this standard, goodwill and other intangible assets with an indefinite life will no longer be amortized but will be reviewed at least annually for impairment. On January 1, 2002, to give effect to the new standard, the Company will record a goodwill write-down of approximately $145 million as a cumulative effect of a change in method of accounting. The write-down results from applying the SFAS No. 142 requirement to evaluate goodwill using discounted cash flows rather than the undiscounted cash flow methodology prescribed by the previous standard. The write-down of goodwill and the application of the non-amortization provisions of SFAS No. 142 is expected to result in an annual increase to income before taxes of approximately $6 million.

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

EARNINGS PER SHARE - Basic earnings per share is calculated on the basis of the weighted average number of shares of common stock outstanding during the year. The assumed conversions to common stock of the Company's 7% convertible subordinated debentures (which were convertible until March 28, 2001), preferred and preference stock, stock options and other stock awards are excluded from diluted earnings per share computations for periods in which these items, on an individual basis, have an anti-dilutive effect.

FOREIGN EXCHANGE - Chiquita generally utilizes the U.S. dollar as its functional currency. Net foreign exchange gains (losses) of $(5) million in 2001, $2 million in 2000 and $(5) million in 1999 are included in income.

     Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities," as amended, was implemented by the Company on January 1, 2001. This standard requires the recognition of all derivatives on the balance sheet at fair value, and recognition of the resulting gains or losses as adjustments to net income or other comprehensive income ("OCI"). The effect of adopting SFAS No. 133 was not material to the Company's net income and resulted in a charge of $7 million to OCI.

     The Company is exposed to currency exchange risk on foreign sales. The Company reduces this exposure by purchasing foreign currency option contracts (principally euro contracts). The currency options qualify for hedge accounting as cash flow hedges. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. To the extent that these hedges are effective in offsetting the Company's underlying risk exposure, gains and losses are deferred in OCI until the underlying transaction is recognized in net income. For the ineffective portion of the hedge, gains or losses are charged to net income in the current period. The earnings impact of the currency option contracts is recorded in net sales. The Company does not hold or issue derivative financial instruments for speculative purposes. See
Note 8 for additional discussion of the Company's hedging activities.

     Prior to adoption of SFAS No. 133 on January 1, 2001, the Company's foreign currency option contracts qualified for hedge accounting under the previous standard. Amounts paid for options and gains realized thereon were deferred in other current assets until the hedged transaction occurred.

Note 2 - Parent Company Debt Restructuring
--------------------------------------------------------------------------------
On March 19, 2002, CBII completed its previously announced financial restructuring when its pre-arranged Plan of Reorganization under Chapter 11 of the U.S. Bankruptcy Code (the "Plan" or "Plan of Reorganization") became effective. CBII is a parent holding company without business operations of its own. Events occurring during 2001 and through March 19, 2002 related to the Chapter 11 proceedings are summarized below.

     In January 2001, the Company announced that it was seeking to restructure $861 million principal amount of CBII's outstanding senior notes and subordinated debentures ("Old Notes") through the conversion of a substantial portion of the Old Notes into new common equity. As part of this initiative, CBII discontinued all interest and principal payments on the Old Notes.

     In February 2001, the Company commenced discussions with certain holders of the Old Notes ("Prepetition Noteholder Committees") to discuss the financial condition of the Company and the proposed restructuring. The Company engaged in extensive, arms' length negotiations with the Prepetition Noteholder Committees regarding the terms of a consensual restructuring of CBII. On November 9, 2001, these parties agreed on the terms of the restructuring.

     On November 28, 2001, CBII filed its Plan of Reorganization under Chapter 11 of the U.S. Bankruptcy Code. CBII's general unsecured creditors (except for holders of the Old Notes) have been unaffected by the Chapter 11 bankruptcy proceedings and the Plan. CBII's operating subsidiaries, which have continued to meet their obligations with their own cash flow and credit facilities, have not been involved in the restructuring or the Chapter 11 bankruptcy proceedings. The Plan was confirmed by the bankruptcy court on March 8, 2002 and became effective March 19, 2002, resulting in conversion of the $861 million of Old Notes and $102 million of accrued and unpaid interest thereon into $250 million of 10.56% senior notes ("New Notes") and 95.5% of the common stock of the reorganized entity ("New Common Stock"). Previously outstanding preferred, preference and common stock is being exchanged for 2% of the New Common Stock and 7-year warrants ("Warrants") to purchase up to 25% of the New Common Stock on a fully diluted basis (prior to any dilution by grants under a new stock option plan). In addition, as part of a management incentive program, existing management is receiving 2.5% of the New Common Stock.

     In accordance with the Plan, the Company will:

     . issue 40,000,000 shares of New Common Stock, including 1,000,000 shares issued or issuable to existing management;
     .    issue the New Notes and the Warrants;
     .    adopt a new stock option plan;
     . reserve (a) 13,333,333 shares of New Common Stock for issuance upon exercise of the Warrants and (b) 5,925,926 shares of New Common Stock for issuance upon exercise of employee stock options authorized for grant under the new stock option plan; and
     . cancel the Old Notes, previously outstanding preferred, preference and common stock, and previously outstanding stock options.

     The consolidated balance sheet at December 31, 2001 reflects $861 million principal amount of parent company debt and $102 million of accrued and unpaid interest on such debt as "Liabilities subject to compromise."

     Interest expense of $78 million on the parent company public debt was accrued through November 28, 2001, the Company's Chapter 11 petition filing date, even though the Company discontinued interest payments on such debt beginning in January 2001. Interest expense for 2001 excludes $8 million of stated contractual interest associated with the parent company debt between November 28, 2001 and December 31, 2001.

     The Company incurred $34 million of reorganization costs during 2001, which primarily includes professional fees and a write-off of parent company debt issuance costs. Cash payments in 2001 associated with reorganization costs were $17 million.

     The Company's emergence from Chapter 11 bankruptcy proceedings on March 19, 2002 will result in a new reporting entity and adoption of fresh start reporting as of that date, in accordance with Statement of Position No. 90-7 ("SOP 90-7"), "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code." The financial statements as of December 31, 2001 do not give effect to any adjustments in the carrying value of assets or the amounts or classification of liabilities that will be recorded upon implementation of the Plan of Reorganization.

     The following unaudited pro forma financial information reflects the implementation of the Plan as if the Plan was effective on December 31, 2001. Reorganization adjustments have been estimated in the pro forma financial information to reflect the discharge of debt and adoption of fresh start reporting in accordance with SOP 90-7. Accordingly, the estimated reorganization value of the Company of $1,280 million, which served as the basis for the Plan as approved by the bankruptcy court, has been used to determine the pro forma equity value allocated to the assets and liabilities of the Company in proportion to their relative fair values in conformity with Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations."

     Estimated reorganization adjustments in the Pro Forma Balance Sheet result primarily from the following:

     . Reduction of property, plant and equipment carrying values related primarily to the Company's shipping vessels and tropical farm assets;
     . Reduction of long-term operating investment and other asset carrying values;
     . Increase in the carrying value of the Chiquita trademark, partially offset by a reduction in the carrying value of goodwill;
     . Reduction in parent company debt and accrued interest for the implementation of the Plan; and
     . Increase in other liabilities primarily associated with pension and severance obligations.

     These adjustments were based upon the work of outside appraisers, actuaries and financial consultants, as well as valuation estimates using discounted cash flow analyses, to determine the relative fair values of the Company's assets and liabilities. The allocation of the reorganization value to individual assets and liabilities will change based on facts present at the actual effective date of the Plan, and will result in differences to the fresh start adjustments and allocated values estimated in this pro forma information.

                         Unaudited Pro Forma Balance Sheet at December 31, 2001
                         ------------------------------------------------------
                                                Debt    Fresh Start
(In thousands)                   Actual    Discharge    Adjustments   Pro Forma
-------------------------------------------------------------------------------
Current assets              $   772,355    $      --    $      --    $  772,355
Property, plant and
    equipment, net            1,005,606           --     (541,386)      464,220
Investments and other
    assets, net                 326,116           --     (148,339)      177,777
Intangibles, net                158,415           --      182,544       340,959
                            -----------    ---------    ---------    ----------
    Total assets            $ 2,262,492    $      --    $(507,181)   $1,755,311
                            ===========    =========    =========    ==========

Notes and loans payable     $    53,374    $      --    $      --    $   53,374
Long-term debt due within
    one year                     56,376           --           --        56,376
Accounts payable                175,161           --           --       175,161
Accrued liabilities             102,452           --       14,390       116,842
Long-term debt of parent
    company                          --      250,000           --       250,000
Long-term debt of
    subsidiaries                306,017           --           --       306,017
Other liabilities               157,698           --       40,000       197,698
Liabilities subject to
    compromise                  962,820     (962,820)          --            --
                            -----------    ---------    ---------    ----------
    Total liabilities         1,813,898     (712,820)      54,390     1,155,468

Accumulated deficit            (530,068)     165,701      364,367            --
Other shareholders'
    equity                      978,662      547,119     (925,938)      599,843 *
                            -----------    ---------    ---------    ----------
    Total liabilities
      and shareholders'
      equity                $ 2,262,492    $      --    $(507,181)   $1,755,311
                            ===========    =========    =========    ==========

* After deducting $666 million of indebtedness from the Company's $1,280 million estimated reorganization value, the total equity value of the Company is approximately $614 million. Shareholders' equity included in the Pro Forma Balance Sheet of approximately $600 million excludes $14 million related to restricted management shares, which are subject to delayed delivery.

     The Plan will reduce Chiquita's future annual interest expense by approximately $60 million. In addition, due to the fresh start adjustments to property, plant and equipment, annual depreciation expense is expected to decrease by approximately $40 million.

Note 3 - Earnings Per Share
--------------------------------------------------------------------------------
Basic and diluted earnings per share are calculated as follows:

(In thousands, except per share amounts)          2001         2000        1999
--------------------------------------------------------------------------------
Net loss                                     $(118,768)   $ (94,867)   $(58,382)
Dividends on preferred and
     preference stock:
         Paid                                       --      (12,826)    (17,102)
         In arrears                            (11,809)      (4,276)         --
                                             ---------    ---------    --------

     Net loss attributed to common shares    $(130,577)   $(111,969)   $(75,484)
                                             =========    =========    ========

Weighted average common shares outstanding      73,347       66,498      65,768
                                             =========    =========    ========
     Basic and diluted net loss per common
         share                               $   (1.78)   $   (1.68)   $  (1.15)
                                             =========    =========    ========

     The assumed conversions to common stock of the Company's 7% convertible subordinated debentures (which were convertible until March 28, 2001), preferred stock, preference stock and the assumed exercise of outstanding stock options and other stock awards would have an anti-dilutive effect on diluted earnings per share and, therefore, have not been included in the above calculations. The Company's 7% convertible subordinated debentures, stock options and other stock awards, and preferred and preference stock were all cancelled in accordance with the Company's Plan of Reorganization (see Note 2).

     Although the Company discontinued payment of dividends on its preferred and preference stock in the fourth quarter of 2000, and unpaid dividends were compromised as part of the Plan of Reorganization, these dividends have been deducted from net income to calculate earnings per share.

Note 4 - Inventories
-----------------------------------------------------------------------
Inventories consist of the following:
                                                           December 31,
(In thousands)                                    2001             2000
-----------------------------------------------------------------------

Fresh produce                                 $ 40,520         $ 31,199
Processed food products                        208,436          241,787
Growing crops                                   96,203           97,620
Materials, supplies and other                   47,031           57,654
                                              --------         --------
                                              $392,190         $428,260
                                              ========         ========

     The carrying value of inventories valued by the LIFO method was $103 million at December 31, 2001 and $106 million at December 31, 2000. If these inventories were stated at current costs, total inventories would have been approximately $28 million and $26 million higher than reported at December 31, 2001 and 2000, respectively.

Note 5 - Property, Plant and Equipment
----------------------------------------------------------------------------
Property, plant and equipment consist of the following:
                                                                    Weighted
                                                                     average
                                                  December 31,   depreciable
(In thousands)                             2001           2000         lives
----------------------------------------------------------------------------
Land                                $    66,431    $    69,429
Buildings and improvements              247,027        250,533      25 years
Machinery and equipment                 432,653        416,294      10 years
Ships and containers                    685,214        682,268      24 years
Cultivations                            306,115        322,282      29 years
Other                                    69,353         66,631      16 years
                                    -----------    -----------
                                      1,806,793      1,807,437
Accumulated depreciation               (801,187)      (736,096)
                                    -----------    -----------
                                    $ 1,005,606    $ 1,071,341
                                    ===========    ===========


Note 6 - Leases
-------------------------------------------------------------------------------
Total rental expense consists of the following:
(In thousands)                               2001           2000           1999
-------------------------------------------------------------------------------

Gross rentals
         Ships and containers           $  60,553      $  64,403      $  96,101
         Other                             34,449         35,767         36,937
                                        ---------      ---------      ---------
                                           95,002        100,170        133,038
Less sublease rentals                      (1,174)        (1,016)       (16,095)
                                        ---------      ---------      ---------
                                        $  93,828      $  99,154      $ 116,943
                                        =========      =========      =========

     Future minimum rental payments required under operating leases having initial or remaining non-cancelable lease terms in excess of one year at December 31, 2001 are as follows:
                                  Ships and
(In thousands)                   containers        Other      Total
-------------------------------------------------------------------
2002                                $23,504      $17,687    $41,191
2003                                 17,515       14,171     31,686
2004                                 16,264       12,059     28,323
2005                                 12,282       10,816     23,098
2006                                 10,135        4,739     14,874
Later years                           4,431        7,093     11,524

     Portions of the minimum rental payments for ships constitute reimbursement for ship operating costs paid by the lessor.

Note 7 - Equity Method Investments
--------------------------------------------------------------------------------
The Company has investments in a number of affiliates which are accounted for by the equity method. These affiliates are primarily engaged in the distribution of fresh produce. Chiquita's share of the income (loss) of these affiliates was $(4) million in 2001, $(9) million in 2000 and $5 million in 1999, and its investment in these companies totaled $125 million at December 31, 2001 and $119 million at December 31, 2000. The Company's share of undistributed earnings of these affiliates totaled $25 million at both December 31, 2001 and 2000. The excess of the carrying value of Chiquita's investment over its share of the fair value of the investees' net assets at the date of acquisition is being amortized over periods ranging from 10 to 40 years ($31 million and $33 million, net of accumulated amortization, at December 31, 2001 and 2000, respectively).

     Summarized unaudited financial information of these affiliates follows:

(In thousands)                        2001            2000           1999
-------------------------------------------------------------------------
Revenue                        $ 1,037,510       $ 998,868       $978,180
Gross profit                       123,182         104,254        109,608
Net income (loss)                   (3,874)         (9,751)        16,016

Current assets                     204,334         212,254
Total assets                       488,248         504,931
Current liabilities                178,790         204,913
Total liabilities                  279,178         301,719

Note 8 - Financial Instruments
--------------------------------------------------------------------------------
At December 31, 2001, the Company had euro-denominated option contracts which ensure conversion of approximately (euro) 250 million of sales in 2002 at average rates not lower than 0.87 dollars per euro. The Company also had 3.5% Rotterdam barge fuel oil option contracts at December 31, 2001 that limit the average cost on approximately 70,000 metric tons of fuel oil to no more than $97 per metric ton in 2002. The fair values of these option contracts at December 31, 2001, as listed in the following table, were included in other current assets. The unrealized losses on these contracts deferred in OCI at the end of 2001, substantially all of which are expected to be reclassified to net income in the next twelve months, were approximately $4 million. During 2001, the change in the fair value of these contracts relating to hedge ineffectiveness was not material.

     The carrying values and estimated fair values of the Company's debt, fuel oil option contracts and foreign currency option contracts are summarized below:

                                         December 31, 2001        December 31, 2000
                                    ----------------------   ----------------------
                                     Carrying    Estimated    Carrying    Estimated
(In thousands)                          value   fair value       value   fair value
----------------------------------------------------------   ----------------------
Parent company debt                 $(860,890)   $(700,000)  $(859,310)   $(270,000)
Subsidiary debt                      (415,767)    (420,000)   (490,654)    (493,000)
Fuel oil swap agreements                   --           --          --       (3,500)
Fuel oil option contracts                 737          737          --           --
Foreign currency option contracts       3,700        3,700       8,841        3,500

     Fair values for the Company's publicly traded debt, foreign currency option contracts and fuel oil option contracts are based on quoted market prices. Fair value for other debt is estimated based on the current rates offered to the Company for debt of similar maturities.

     The Company is exposed to credit risk in the event of nonperformance by counterparties. However, because the Company's hedging activities are transacted only with highly rated institutions, Chiquita does not anticipate nonperformance by any of these counterparties. The amount of any credit exposure is limited to unrealized gains on these agreements.

Note 9 - Debt
---------------------------------------------------------------------------------------
Long-term debt consists of the following:
                                                                           December 31,
(In thousands)                                                    2001            2000
---------------------------------------------------------------------------------------
Parent Company
9 1/8% senior notes, due 2004                             $    175,000    $    175,000
9 5/8% senior notes, due 2004                                  250,000         248,246
10% senior notes, due 2009                                     200,000         200,000
10 1/4% senior notes, due 2006                                 150,000         149,134
7% subordinated debentures, due 2001                            85,890          86,930
Less current maturities                                             --         (86,930)
Less amounts subject to compromise (see Note 2)               (860,890)             --
                                                          ------------    ------------
    Long-term debt of parent company                      $         --    $    772,380
                                                          ============    ============

Subsidiaries
Loans secured by ships and containers, due in
    installments from 2002 to 2010 - average
    effective interest rate of 4.1% (8.8% in 2000)        $    167,567    $    192,087
Loan secured by substantially all U.S. assets
    except those of CPF, due 2004
    - variable interest rate of 14% in 2001                     69,800              --
Loan to Costa Rican farm subsidiaries
    - variable interest rate of 10.6% in 2000                       --          50,000
Loan secured by vegetable canning assets, due in
    installments from 2002 to 2004
    -  variable interest rate of 4.2% (8.4% in 2000)            35,714          42,857
Long-term portion of revolving credit facility
    secured by vegetable canning assets, due 2004
    - variable interest rate of 4.9% (8.9% in 2000)             35,000          35,000
Foreign currency loans maturing through 2008
    - average interest rate of 12% (13% in 2000)                 3,516           6,065
Other loans maturing through 2012
    - average interest rate of 8% (10% in 2000)                 50,796          55,371
Less current maturities                                        (56,376)        (93,685)
                                                          ------------    ------------
    Long-term debt of subsidiaries                        $    306,017    $    287,695
                                                          ============    ============

     Maturities on subsidiary long-term debt during the next five years are as follows:

(In thousands)
---------------------------------------------------------------
2002                                               $     56,376
2003                                                     50,937
2004                                                    129,319
2005                                                     67,958
2006                                                     21,149

     In January 2001, the Company announced its intention to restructure $861 million principal amount of outstanding senior notes and subordinated debentures ("Old Notes") of CBII, which is a parent holding company without business operations of its own. As part of this initiative, CBII discontinued all interest and principal payments on this parent company public debt. CBII filed its Plan of Reorganization on November 28, 2001 under Chapter 11 of the U.S. Bankruptcy Code, and the Plan became effective on March 19, 2002. In accordance with the Plan of Reorganization (see Note 2), the Old Notes and the accrued and unpaid interest thereon are being converted into $250 million of 10.56% senior notes ("New Notes") and 95.5% of the common stock of the reorganized entity. The consolidated balance sheet at December 31, 2001 reflects $861 million principal amount of Old Notes and $102 million of accrued and unpaid interest on such debt as "Liabilities subject to compromise."

     The indenture for the New Notes contains restrictions on the payment of dividends. At March 19, 2002, these restrictions limited the aggregate amount that could be paid by CBII as dividends to $25 million.

     In March 2001, the Company's operating subsidiary, Chiquita Brands, Inc. ("CBI"), obtained a three-year secured bank credit facility for up to $120 million to replace CBII's expiring bank revolving credit agreement. This facility consisted of a term loan of $75 million and a revolving credit facility of $45 million. A portion of the proceeds of the term loan was used to repay $50 million of bank loans of certain Costa Rican farm subsidiaries. Interest on amounts outstanding under the facility was based on the bank corporate base rate plus 5%, subject to a minimum of 14% per annum. An annual facility fee of 2% of the total credit facility was also payable. At December 31, 2001, the amount outstanding under the term loan was $70 million, and $4 million of the availability under the revolving credit facility had been used to issue letters of credit.

     In March 2002, this CBI facility was increased to $130 million, comprised of a $70 million term loan and a revolving credit facility of $60 million. Interest on this amended facility is based on the prevailing LIBOR rates plus 3.75% or the bank corporate base rate plus 1% (at CBI's option), subject to a minimum annual rate of 6%. The annual facility fee has been eliminated, and the Company paid an amendment fee of 5% of the total credit facility. Substantially all U.S. assets of CBI (except for those of subsidiaries, such as Chiquita Processed Foods, L.L.C. ("CPF"), with their own credit facilities) are pledged to secure the CBI credit facility. The CBI credit facility is also secured by liens on CBI's trademarks and pledges of stock or guarantees by various subsidiaries worldwide. The facility contains covenants that limit the distribution of cash from CBI to CBII, the parent holding company, to amounts necessary to pay interest on the New Notes (provided CBI meets certain liquidity tests), income taxes and permitted CBII overhead. The facility also has covenants that require CBI to maintain certain financial ratios related to debt coverage and income, and that limit capital expenditures and investments. At March 15, 2002, $70 million of the term loan was outstanding, $27 million of borrowings were outstanding under the revolving credit facility and $4 million of the availability under the revolving credit facility had also been used to issue letters of credit.

     CPF, the Company's vegetable canning subsidiary, has a $200 million senior secured credit facility. The facility includes a $135 million revolving credit line and a $65 million facility for term loans. At December 31, 2001, $72 million of borrowings were outstanding under the revolving credit line, of which $35 million is classified as long-term debt, and a $36 million term loan was outstanding. Interest under the facility is based on, at the Company's option, either the bank corporate base rate or prevailing LIBOR rates. An annual fee of up to 1/2% is payable on the unused portion of the facility. This facility contains covenants that limit capital expenditures and the payment of dividends by CPF and require CPF to maintain certain financial ratios related to net worth and debt coverage. At March 15, 2002, payment of dividends by CPF was limited to $6 million under the terms of this facility.

     The Company maintains various other lines of credit with domestic and foreign banks for borrowing funds on a short-term basis. The average interest rates for all short-term notes and loans payable outstanding were 4.9% and 9.3% at December 31, 2001 and 2000, respectively.

     Cash payments relating to interest expense were $43 million in 2001, $124 million in 2000 and $105 million in 1999.

Note 10 - Pension and Severance Benefits
--------------------------------------------------------------------------------
The Company and its subsidiaries have several defined benefit and contribution pension plans covering domestic and foreign employees and have severance plans covering Central and South American employees. Pension plans covering eligible salaried employees and Central and South American severance plans for all employees call for benefits to be based upon years of service and compensation rates.

     Pension and severance expense consists of the following:

                                                                 Foreign Plans
                                               -------------------------------
(In thousands)                                    2001       2000         1999
------------------------------------------------------------------------------
Defined benefit and severance plans:
    Service cost                               $ 4,310   $  3,552     $  3,768
    Interest on projected benefit obligation     4,543      4,585        5,122
    Expected return on plan assets                (186)      (162)        (139)
    Recognized actuarial loss                    1,099      1,057          368
    Amortization of prior service cost
        and transition obligation                  571        525          525
                                               -------   --------     --------
                                                10,337      9,557        9,644
    Settlement loss                              2,000      1,000           --
                                               -------   --------     --------
                                                12,337     10,557        9,644
Defined contribution plans                         533        561          604
                                               -------   --------     --------
Total pension and severance expense            $12,870   $ 11,118     $ 10,248
                                               =======   ========     ========

                                                                Domestic Plans
                                               -------------------------------
(In thousands)                                    2001       2000         1999
------------------------------------------------------------------------------

Defined benefit and severance plans:
    Service cost                               $   554   $  1,357     $  1,084
    Interest on projected benefit obligation     3,028      3,511        3,034
    Expected return on plan assets              (3,310)    (3,655)      (3,424)
    Recognized actuarial loss                      577        567          317
    Amortization of prior service cost
        and transition obligation                   93        131          109
                                               -------   --------     --------
                                                   942      1,911        1,120
    Curtailment loss (gain)                        228     (2,021)          --
                                               -------   --------     --------
                                                 1,170       (110)       1,120
Defined contribution plans                       5,051      4,675        4,786
                                               -------   --------     --------
Total pension and severance expense            $ 6,221   $  4,565     $  5,906
                                               =======   ========     ========

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

     Financial information with respect to the Company's foreign and domestic defined benefit pension and severance plans is as follows:

                                            Foreign Plans          Domestic Plans
                                     --------------------    --------------------
(In thousands)                           2001        2000        2001        2000
---------------------------------------------------------    --------------------
Fair value of plan assets at
     beginning of year               $  4,208    $  3,598    $ 49,667    $ 45,448
   Actual return on plan assets           139          87      (2,608)      4,441
   Employer contributions              11,930      13,513       2,822       2,453
   Benefits paid                      (11,979)    (12,990)     (3,039)     (2,828)
   Other                                   --          --         136         153
                                     --------    --------    --------    --------
Fair value of plan assets at
     end of year                     $  4,298    $  4,208    $ 46,978    $ 49,667
                                     ========    ========    ========    ========
Projected benefit obligation at
     beginning of year               $ 49,259    $ 48,024    $ 45,287    $ 43,248
   Service and interest cost            8,853       8,137       3,582       4,868
   Actuarial loss                       3,570       6,088       4,321       1,881
   Benefits paid                      (11,979)    (12,990)     (3,039)     (2,828)
   Curtailment                             --          --          --      (2,021)
   Other                                   --          --           5         139
                                     --------    --------    --------    --------
Projected benefit obligation
     at end of year                  $ 49,703    $ 49,259    $ 50,156    $ 45,287
                                     ========    ========    ========    ========
Plan assets in excess of (less
     than) projected benefit
     obligation                      $(45,405)   $(45,051)   $ (3,178)   $  4,380
Unrecognized actuarial loss            10,632      10,210      13,611       3,910
Unrecognized prior service cost           770         923         592         385
Unrecognized transition obligation
   (asset)                               (570)       (200)        272         360
Adjustment required to recognize
  minimum pension and severance
  liability                            (1,924)     (1,419)    (14,088)     (5,806)
                                     --------    --------    --------    --------
                                      (36,497)    (35,537)     (2,791)      3,229
Prepaid pension asset                      --          --       7,834       9,132
                                     --------    --------    --------    --------
Accrued pension and severance
  liability                          $(36,497)   $(35,537)   $(10,625)   $ (5,903)
                                     ========    ========    ========    ========

     Included in the table above are plans whose benefit obligation exceeds plan assets. The accumulated benefit obligation, projected benefit obligation and fair value of assets of plans for which benefits exceed assets were $84 million, $96 million and $43 million, respectively, as of December 31, 2001 and $62 million, $76 million and $27 million, respectively, as of December 31, 2000.

     The projected benefit obligations of Central and South American pension and severance plans in 2001 and 2000 were determined using discount rates of approximately 9 1/4%. The assumed long-term rate of compensation increase was 6% for both years. The projected benefit obligations of the Company's domestic pension plans were determined using a discount rate of approximately 7% in 2001 and 7 3/4% in 2000. The assumed long-term rate of compensation increase was 6% for both years and the assumed long-term rate of return on plan assets was approximately 8% for both years.

Note 11 - Stock Options
--------------------------------------------------------------------------------
In accordance with the Company's Plan of Reorganization (see Note 2), on March 19, 2002, the Company has adopted a new stock option plan, under which the Company may issue up to an aggregate of 5.9 million shares of New Common Stock as stock options, stock awards and performance awards. The options may be granted to directors, officers and other key employees to purchase shares of New Common Stock at fair market value at the date of the grant. The options will be exercisable for a period not in excess of 10 years.

     In accordance with the Plan of Reorganization, the Company's stock option and incentive plans existing at December 31, 2001 and all options and awards issued thereunder (the "Old Options") have been cancelled.

     Under the stock option and incentive plans existing at December 31, 2001, the Company was authorized to grant up to an aggregate of 25 million shares of the Company's then outstanding common stock (the "Old Common Stock") in the form of stock options, stock appreciation rights and stock awards. Old Options were granted to directors, officers and other key employees to purchase shares of the Company's Old Common Stock at the fair market value at the date of grant. The Old Options generally vested over ten years and were exercisable over a period not in excess of 20 years.

     A summary of the activity and related information for the Company's Old Options follows:

                                                        2001                  2000                  1999
                                          ------------------    ------------------    ------------------
                                                    Weighted              Weighted              Weighted
                                                     average               average               average
(In thousands, except                               exercise              exercise              exercise
per share amounts)                        Shares       price    Shares       price    Shares       price
------------------------------------------------------------    ------------------    ------------------
Under option at
  beginning of year                       12,608      $10.31    10,997      $12.34     9,479      $13.32
Options granted                               72        1.76     3,679        4.45     2,875        8.90
Options exercised                             --          --        --          --        (6)      10.31
Options canceled or expired               (2,107)      10.39    (2,068)      10.67    (1,351)      11.92
                                          ------      ------    ------      ------    ------      ------
Under option at end of year               10,573      $10.24    12,608      $10.31    10,997      $12.34
                                          ======      ======    ======      ======    ======      ======
Options exercisable at end of year         5,038      $11.98     5,516      $12.15     4,926      $12.71
                                          ======      ======    ======      ======    ======      ======
Shares available for future grants         9,997                 7,918                 9,482
                                          ======                ======                ======


     Old Options outstanding as of December 31, 2001 had a weighted average remaining contractual life of 16 years at December 31, 2001 and had exercise prices ranging from $1.06 to $34.44. The following table summarizes further information on the range of exercise prices:

                                                                                     Options
                                                  Options Outstanding            Exercisable
                                  -----------------------------------    -------------------
                                             Weighted        Weighted               Weighted
                                              average         average                average
(In thousands, except                        exercise       remaining               exercise
per share amounts)                Shares        price            life    Shares        price
---------------------------------------------------------------------    -------------------
Range of Exercise Prices
$ 1.06 - $ 5.00                    3,087    $    4.39        18 years       682   $    4.43
  5.00 -  10.00                    1,532         9.17        17 years       457        9.19
 10.00 -  15.00                    5,222        12.75        14 years     3,393       12.55
 15.00 -  34.44                      732        19.25        13 years       506       20.86

     The estimated weighted average fair value per option share granted was $0.38 for 2001, $2.65 for 2000 and $3.66 for 1999 using a Black-Scholes option pricing model based on market prices and the following assumptions at the date of option grant: weighted average risk-free interest rates of 5.1% for 2001, 6.6% for 2000 and 5.0% for 1999; dividend yield of 0% for 2001 and 2000 and 1.5% for 1999; volatility factor for the Company's common stock price of 49% for 2001, 43% for 2000 and 37% for 1999; and a weighted average expected life of one year for 2001 and eight years for 2000 and 1999 for options not forfeited. The estimated pro forma compensation expense based on these option fair values would be approximately $4 million ($.05 per share) in 2001, $4 million ($.07 per share) in 2000, and $5 million ($.07 per share) in 1999. Because Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," applies only to options granted after 1994 and because all Old Options existing at December 31, 2001 have been cancelled, the effect of applying this standard as discussed above is not necessarily indicative of the effect in future years.

Note 12 - Shareholders' Equity
--------------------------------------------------------------------------------
In accordance with the Company's Plan of Reorganization (see Note 2), all Old Common Stock and all preferred and preference stock (the "Old Preferred Stock") of the Company existing at December 31, 2001 has been cancelled. In accordance with the Plan, 150 million shares of New Common Stock are authorized, including
39.2 million shares which are being issued on the Plan effective date. In addition, the Company is issuing warrants representing the right to purchase
13.3 million shares of the Company's New Common Stock. The warrants have an exercise price of $19.23 per share and will be exercisable through March 19, 2009. Under the Plan, 20 million shares are reserved for the following purposes:

Shares subject to delayed delivery agreement                    0.8 million
Issuance under new stock option plan (see Note 11)              5.9 million
Issuance for exercise of warrants                              13.3 million


     At December 31, 2001, 200 million shares of Old Common Stock were authorized, including unissued shares reserved for the following purposes:

Issuance under stock option and employee
  benefit plans                                                23.0 million
Conversion of Old Preferred Stock                              14.5 million

The Company discontinued payment of dividends on Old Common Stock for all of 2000 and 2001.

     At December 31, 2001, three series of Old Preferred Stock were outstanding, each series having the number of shares outstanding as set forth in the table below. Each share of the outstanding series of Old Preferred Stock had a liquidation preference of $50.00, and had an annual dividend rate and was convertible at the holder's option into a number of shares of Old Common Stock as follows:

                                                       Annual         Holders'
                                         Shares      dividend       conversion
                                    outstanding          rate             rate
------------------------------------------------------------------------------
$2.875 Non-Voting Cumulative
      Preferred Stock, Series A       1,653,930        $2.875           2.6316
$3.75 Convertible Preferred
      Stock, Series B                 1,168,700         3.750           3.3333
$2.50 Convertible Preference
      Stock, Series C                    75,650         2.500           2.9220
------------------------------------------------------------------------------

     The Series A and Series B shares were non-voting. The Series C shares had one vote per share, voting with the common stock. If the Company failed to pay quarterly dividends on Series A, B and C shares for six quarters, the holders of such shares, voting as a class, had the right to elect two directors in addition to the regular directors. In the fourth quarter of 2000, the Company discontinued payment of dividends on its Old Preferred

Stock, and accordingly, the Company had five quarters of accumulated and unpaid dividends at December 31, 2001. The following table sets forth the accumulated dividend arrearage on Old Preferred Stock at December 31, 2001:

                                                                 Total arrearage
--------------------------------------------------------------------------------

$2.875 Non-Voting Cumulative Preferred                              $5.9 million
Stock, Series A

$3.75 Convertible Preferred Stock,                                   5.5 million
Series B

$2.50 Convertible Preference Stock,                                  0.2 million
Series C

     Pursuant to the Plan of Reorganization, all rights with respect to such dividend arrearages have been cancelled.

     At December 31, 2001, each Series A share was convertible at the Company's option into a number of shares of common stock (not exceeding 10 shares) having a total market value of $50.00.

     At December 31, 2001, each Series C share was convertible at the Company's option into a number of shares of common stock (not exceeding 10 shares) having a total market value of $50.75.

     The accumulated other comprehensive loss balance of $43 million at December 31, 2001 includes cumulative translation adjustments of $22 million, minimum pension liability adjustments of $15 million, and unrealized losses on derivatives of $6 million.

Note 13 - Income Taxes
-------------------------------------------------------------------------------
Income taxes consist of the following:
(In thousands)                U.S. Federal     U.S. State     Foreign     Total
-------------------------------------------------------------------------------

2001
Current tax expense                 $  840         $  708      $4,269    $5,817
Deferred tax expense                    --          1,183          --     1,183
                                    ------         ------      ------    ------
                                    $  840         $1,891      $4,269    $7,000
                                    ======         ======      ======    ======

2000
Current tax expense                 $  175         $1,199      $5,108    $6,482
Deferred tax expense                    --             --         518       518
                                    ------         ------      ------    ------
                                    $  175         $1,199      $5,626    $7,000
                                    ======         ======      ======    ======

1999
Current tax expense                 $  235         $1,161      $6,144    $7,540
Deferred tax expense                    --             --         760       760
                                    ------         ------      ------    ------
                                    $  235         $1,161      $6,904    $8,300
                                    ======         ======      ======    ======

     Income tax expense differs from income taxes computed at the U.S. federal statutory rate for the following reasons:

(In thousands)                               2001           2000           1999
-------------------------------------------------------------------------------
Income tax benefit computed
     at U.S. federal statutory rate      $(39,119)      $(30,753)      $(17,529)
State income taxes, net of
     federal benefit                        1,477            779            755
Foreign tax differential                   41,684         35,958         25,056
Goodwill amortization                       1,656          1,678          1,651
Other                                       1,302           (662)        (1,633)
                                         --------       --------       --------
Income tax expense                       $  7,000       $  7,000       $  8,300
                                         ========       ========       ========

      Losses before income taxes consist of the following:
(In thousands)                              2001        2000        1999
------------------------------------------------------------------------
Subject to tax in:
United States                          $ 149,923    $ (3,829)   $  6,230
Foreign jurisdictions                    (81,198)    (84,038)    (56,312)
Elimination of gain on transfer
    of trademark rights from U.S.
    subsidiary to foreign subsidiary    (180,493)         --          --
                                       ---------    --------    --------
                                       $(111,768)   $(87,867)   $(50,082)
                                       =========    ========    ========

     The components of deferred income taxes included on the balance sheet are as follows:
                                                December 31,
                                       ---------------------
(In thousands)                              2001        2000
------------------------------------------------------------
Deferred tax benefits
      Employee benefits                $  13,047    $ 17,123
      Accrued expenses                    22,705      21,991
      Other                               10,354      11,430
                                       ---------    --------
                                          46,106      50,544
                                       ---------    --------
Deferred tax liabilities
      Depreciation and amortization      (22,571)    (17,578)
      Growing crops                       (3,828)    (16,942)
      Other                               (8,353)     (8,860)
                                       ---------    --------
                                         (34,752)    (43,380)
                                       ---------    --------
                                          11,354       7,164
Valuation allowance                      (12,537)     (7,164)
                                       ---------    --------
Net deferred tax liability             $  (1,183)   $     --
                                       =========    ========

      Net deferred taxes do not reflect the benefit that would be available to the Company from the use of its U.S. operating loss carryforwards ("NOLs") of $104 million at December 31, 2001 ($251 million at December 31, 2000) and alternative minimum tax credits of $9 million at December 31, 2001 ($6 million at December 31, 2000). The decrease in the NOLs resulted primarily from use of NOLs to offset the taxable transfer of certain trademark rights from a U.S. subsidiary to a foreign subsidiary during 2001. The remaining operating loss carryforwards expire from 2011 through 2020, but may be reduced as of January 1, 2003 to the extent of gain on the parent company debt extinguishment as measured for tax purposes by post-emergence stock trading values following completion of the Plan of Reorganization (see Note 2). Undistributed earnings of foreign subsidiaries which have been, or are intended to be, permanently reinvested in operating assets, if remitted, are expected to result in little or no tax by operation of relevant statutes and the carryforward attributes described above. Cash payments for income taxes were $4 million in 2001, $6 million in 2000 and $9 million in 1999. Additionally, the Company received $9 million of refunds in 2001 and $22 million of refunds in 2000 related to audits of the Company's federal income tax returns for 1989 through 1991.

Note 14 - Segment Information
--------------------------------------------------------------------------------
The Company conducts business in two business segments, organized primarily on a product line basis, with each segment offering a variety of different but related products. The Fresh Produce segment includes the sourcing, transportation, distribution and marketing of Chiquita bananas and a wide variety of other fresh fruits and vegetables. The Processed Foods segment consists of the production, distribution and marketing of the Company's private-label and branded canned vegetables, processed bananas and edible oil based consumer products. The Company evaluates the performance of its business segments based on operating income before unusual items. Intercompany transactions between segments are eliminated. Financial information for each segment follows:
                                        Fresh    Processed
                                      Produce        Foods   Consolidated
-------------------------------------------------------------------------
2001
Net sales                         $ 1,792,064     $450,197    $ 2,242,261
Segment operating income (1)           55,071        8,709         63,780
Depreciation and amortization          73,080       17,970         91,050
Income (loss) from equity
    investments                        (6,290)       1,953         (4,337)
Total assets                        1,806,736      455,756      2,262,492
Net operating assets (2)            1,385,957      370,796      1,756,753
Investment in equity affiliates       107,535       17,534        125,069
Expenditures for long-lived
    assets                             31,921       14,559         46,480

2000
Net sales                         $ 1,787,334     $466,436    $ 2,253,770
Segment operating income (1)           16,886       30,540         47,426
Depreciation and amortization          79,445       18,060         97,505
Income (loss) from equity
    investments                       (10,346)         983         (9,363)
Total assets                        1,895,287      521,503      2,416,790
Net operating assets (2)            1,400,400      435,183      1,835,583
Investment in equity affiliates        99,738       19,647        119,385
Expenditures for long-lived
    assets                             53,246       14,442         67,688

1999
Net sales                         $ 2,044,788     $511,011    $ 2,555,799
Segment operating income (1)           23,129       27,909         51,038
Depreciation and amortization          78,363       18,941         97,304
Income from equity investments          4,161        1,246          5,407
Total assets                        2,079,903      516,224      2,596,127
Net operating assets (2)            1,533,397      430,781      1,964,178
Investment in equity affiliates       103,527       17,306        120,833
Expenditures for long-lived
    assets                            148,490       42,207        190,697

(1) Segment operating income excludes the following unusual items: in 2001, $28 million of charges primarily associated with the closure of farms, a third quarter labor strike and related labor issues at the Company's Armuelles, Panama banana producing division; in 2000, $35 million of charges primarily associated with the write-downs of production and sourcing assets in the Fresh Produce operations, including the curtailment in June 2000 of additional Hurricane Mitch farm rehabilitation. These charges were offset by a $15 million gain on the sale of California Day-Fresh Foods, Inc., a processor and distributor of natural fresh fruit and vegetable juices; in 1999, $9 million of charges resulting from a workforce reduction program.

(2) Net operating assets consist of total assets less (i) cash and equivalents and (ii) total liabilities other than debt and liabilities subject to compromise.

     Financial information by geographic area is as follows:

(In thousands)                               2001         2000         1999
---------------------------------------------------------------------------
Net sales
      United States                    $1,426,157   $1,452,481   $1,552,320
      Central and South America               698        9,764        8,124
      Europe and other international      815,406      791,525      995,355
                                       ----------   ----------   ----------
                                       $2,242,261   $2,253,770   $2,555,799
                                       ==========   ==========   ==========
Long-lived assets
      United States                    $  362,638   $  401,973   $  427,542
      Central and South America           483,442      514,889      532,504
      Europe and other international      247,767      230,483      285,082
      Shipping operations                 396,290      422,932      448,132
                                       ----------   ----------   ----------
                                       $1,490,137   $1,570,277   $1,693,260
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

Note 15 - Litigation
--------------------------------------------------------------------------------
A number of legal actions are pending against the Company. Based on information currently available to the Company and advice of counsel, management does not believe such litigation will, individually or in the aggregate, have a material adverse effect on the financial statements of the Company.

Note 16 - Acquisitions and Divestitures
--------------------------------------------------------------------------------
In June 2000, the Company's Australian fresh produce subsidiary, Chiquita Brands South Pacific Limited, issued additional shares in conjunction with two business acquisitions. The Company's voting interest is now below 50% and, as a result, the investment is no longer consolidated but is accounted for under the equity method. Also in June 2000, the Company sold California Day-Fresh Foods, Inc., which produced and marketed natural fresh fruit and vegetable juices in the United States. Proceeds consisted of $16 million in cash and $9 million in short-term notes which were collected in October 2000.

     In April 1999, CPF acquired certain vegetable canning assets of Agripac, Inc. The purchase price of $20 million was funded with borrowings under CPF's revolving credit facility.
                                      33

Note 17 - Quarterly Financial Data (Unaudited)
--------------------------------------------------------------------------------
The following quarterly financial data are unaudited, but in the opinion of management include all necessary adjustments for a fair presentation of the interim results, which are subject to significant seasonal variations.

2001
(In thousands, except per
       share amounts)         March 31     June 30     Sep. 30     Dec. 31
--------------------------------------------------------------------------
Net sales                    $ 577,249   $ 595,410   $ 508,739   $ 560,863
Cost of sales                 (462,384)   (488,449)   (435,641)   (503,576)
Operating income (loss)         38,279      24,349      (3,752)    (22,966)
Net income (loss)                4,128     (10,988)    (38,223)    (73,685)

Basic earnings (loss)
    per share                      .01        (.19)       (.56)       (.98)
Diluted earnings (loss)
    per share                      .01        (.19)       (.56)       (.98)

Common stock market price
       High                       3.06        1.78        1.56        0.86
       Low                        1.01        0.99        0.82        0.42

2000
(In thousands, except per
   share amounts)             March 31     June 30     Sep. 30     Dec. 31
--------------------------------------------------------------------------
Net sales                    $ 658,053   $ 601,465   $ 465,773   $ 528,479
Cost of sales                 (498,005)   (462,283)   (408,771)   (494,759)
Operating income (loss)         67,788      44,045     (23,786)    (60,681)
Net income (loss)               34,990      12,754     (53,713)    (88,898)

Basic earnings (loss)
    per share                      .46         .13        (.87)      (1.40)
Diluted earnings (loss)
    per share                      .43         .13        (.87)      (1.40)

Common stock market price
       High                       5.63        5.19        3.88        3.19
       Low                        4.00        3.63        3.00        0.88

Operating losses in the third and fourth quarters of 2001 include charges of $8 million and $20 million, respectively, primarily associated with the closure of farms, a third quarter labor strike and related labor issues at the Company's Armuelles, Panama banana producing division. In addition, parent company debt restructuring costs of $1 million in the first quarter, $3 million in each of the second and third quarters and $27 million in the fourth quarter are included in net income (loss).

Operating income in the second quarter of 2000 includes charges and write-offs relating primarily to banana production assets. This includes the curtailment announced in June 2000 of additional Hurricane Mitch farm rehabilitation. These charges were offset by a $15 million gain on the sale of California Day-Fresh Foods, Inc., a processor and distributor of natural fresh fruit and vegetable juices. Operating loss in the fourth quarter of 2000 includes $20 million of charges and write-downs of production and sourcing assets in the Company's Fresh Produce operations.

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

Chiquita Brands International, Inc.
SELECTED FINANCIAL DATA

(In thousands, except
per share amounts)                      2001           2000           1999           1998          1997
-------------------------------------------------------------------------------------------------------
FINANCIAL CONDITION
Working capital                  $   384,992    $   233,643    $   414,445    $   308,805   $   300,348
Capital expenditures                  29,690         54,632        152,080        118,250        76,248
Total assets                       2,262,492      2,416,790      2,596,127      2,509,133     2,401,613
Capitalization
     Short-term debt*                109,750        289,889        129,754        169,279       152,564
     Long-term debt*                 306,017      1,060,075      1,227,001      1,002,606       961,972
     Liabilities subject to
       compromise*                   962,820             --             --             --            --
     Shareholders' equity            448,594        582,543        705,286        793,980       780,086

OPERATIONS
Net sales                        $ 2,242,261    $ 2,253,770    $ 2,555,799    $ 2,720,361   $ 2,433,726
Operating income*                     35,910         27,366         42,038         78,609       100,166
Net income (loss)*                  (118,768)       (94,867)       (58,382)       (18,412)          343

SHARE DATA
Shares used to calculate diluted
       loss per common share          73,347         66,498         65,768         64,663        57,025
Diluted loss per common share:   $     (1.78)   $     (1.68)   $     (1.15)   $      (.55)  $      (.29)


Dividends per common share                --             --            .20            .20           .20
Market price per common share:
     High                               3.06           5.63          11.75          16.00         18.00
     Low                                0.42           0.88           3.38           9.50         12.75
     End of year                        0.64           1.00           4.75           9.56         16.31

* See Management's Discussion and Analysis of Financial Condition and Results of Operations and Notes to Consolidated Financial Statements for a discussion of parent company debt restructuring and for a discussion of significant items included in operating income in 2001, 2000 and 1999.

                                      35