Form 10-K, Exhibit 13
period 2002-12-31
CHIQUITA BRANDS INTERNATIONAL INC
filed 2003-03-31
CIK 101063

Exhibit 13

Statement of Management Responsibility

The financial information presented in this Annual Report is the responsibility of Chiquita Brands International, Inc. management, which believes that it presents fairly the Company’s consolidated financial position and results of operations in accordance with generally accepted accounting principles.

The Company has a system of internal accounting controls, supported by formal financial and administrative policies. This system is designed to provide reasonable assurance that the financial records are reliable for preparation of financial statements and that assets are safeguarded against losses from unauthorized use or disposition. Management reviews these systems and controls at least quarterly to assess their effectiveness. In addition, the Company has a system of disclosure controls and procedures designed to ensure that material information relating to the Company and its consolidated subsidiaries is made known to Company representatives who prepare and are responsible for the Company’s financial statements and periodic reports filed with the Securities and Exchange Commission. The effectiveness of these disclosure controls and procedures is reviewed quarterly by management, including the Company’s Chief Executive Officer and Chief Financial Officer. Management will modify and improve these systems and controls as a result of the reviews or as changes occur in business conditions, operations or reporting requirements.

The Company’s worldwide internal audit function, which reports to the Audit Committee, reviews the adequacy and effectiveness of controls and compliance with policies.

The Audit Committee of the Board of Directors consists solely of directors who are considered independent under applicable New York Stock Exchange rules, and at least one member of the Audit Committee has been determined by the Board of Directors to be an “audit committee financial expert” as defined by SEC rules. The Audit Committee reviews the Company’s financial statements and periodic reports filed with the SEC, as well as the Company’s accounting policies and internal controls. In performing its reviews, the Committee meets periodically with the independent auditors, management and internal auditors, both together and separately, to discuss these matters.

The Audit Committee engages Ernst & Young, an independent auditing firm, to audit the financial statements and express an opinion thereon. The scope of the audit is set by Ernst & Young, following review and discussion with the Audit Committee. Ernst & Young has full and free access to all Company records and personnel in conducting its audits. Representatives of Ernst & Young meet regularly with the Audit Committee, with and without members of management present, to discuss their audit work and any other matters they believe should be brought to the attention of the Committee.

/s/ CYRUS F. FREIDHEIM, JR.	/s/ JAMES B. RILEY	/s/ WILLIAM A. TSACALIS

Chief Executive Officer	Chief Financial Officer	Chief Accounting Officer

Report of Ernst & Young, Independent Auditors

To the Board of Directors and Shareholders of Chiquita Brands
International, Inc.

We have audited the accompanying consolidated balance sheets of Chiquita Brands International, Inc. as of December 31, 2002 (Reorganized Company) and 2001 (Predecessor Company), and the related consolidated statements of income, shareholders’ equity, and cash flow for the nine months ended December 31, 2002 (Reorganized Company), the three months ended March 31, 2002 (Predecessor Company), and the years ended December 31, 2001 and 2000 (Predecessor Company). These financial statements, appearing on pages 16 to 58, are the responsibility of the Company’s management. Our responsibility is to express an opinion on those financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chiquita Brands International, Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for the nine month period ended December 31, 2002, the three month period ended March 31, 2002, and the years ended December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States.

As more fully described in Note 2 to the consolidated financial statements, effective March 19, 2002, the Company emerged from protection under Chapter 11 of the U.S. Bankruptcy Code pursuant to a Reorganization Plan that was confirmed by the Bankruptcy Court on March 8, 2002. In accordance with AICPA Statement of Position 90-7, the Company adopted “fresh start” accounting whereby its assets, liabilities and new capital structure were adjusted to reflect estimated fair value at March 31, 2002. As a result, the consolidated financial statements for the periods subsequent to March 31, 2002 reflect the Reorganized Company’s new basis of accounting and are not comparable to the Predecessor Company’s pre-reorganization consolidated financial statements.

Additionally, as discussed in Note 1, in 2002 the Company changed its method of accounting for goodwill and other intangible assets.

/s/ Ernst & Young LLP
Cincinnati, Ohio

February 11, 2003, except for Notes 3, 8 and 11, for which the date is March 28, 2003

MANAGEMENT’S DISCUSSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

OPERATIONS

This analysis of operations presents and addresses Chiquita’s operating results on the basis used by the Company to evaluate its business segments, and should be read in conjunction with the segment information presented in Note 16 to the Consolidated Financial Statements.

The Company’s emergence from Chapter 11 bankruptcy proceedings in March 2002 resulted in a new reporting entity and the adoption of fresh start reporting (see Notes 1 and 2 to the Consolidated Financial Statements). Generally accepted accounting principles do not permit combining the results of the Reorganized Company with those of the Predecessor Company in the Consolidated Financial Statements. Accordingly, the Consolidated Statement of Income does not present results for the twelve months ended December 31, 2002. However, in order to provide investors with useful information and to facilitate understanding of 2002 results in the context of the annual prior year financial information presented, the following table combines net sales and operating income of the Predecessor Company for the three months ended March 31, 2002 and of the Reorganized Company for the nine months ended December 31, 2002. The only significant impact of fresh start reporting on operating income is that it was the primary cause of a $38 million decrease in 2002 depreciation and amortization expense compared to 2001.

	Reorganized Company	Predecessor Company		Predecessor Company

	9 Months Ended Dec. 31, 2002	3 Months Ended Mar. 31, 2002		Year Ended December 31,

(In thousands)			Combined 2002	2001	2000

Net sales
Fresh Produce	$1,109,442	$438,080	$1,547,522	$1,431,971	$1,426,931
Processed Foods	333,607	108,910	442,517	450,197	466,436

Total net sales	$1,443,049	$546,990	$1,990,039	$1,882,168	$1,893,367

Segment operating income
Fresh Produce	$48,426	$41,049	$89,475	$52,436	$15,452
Processed Foods	6,090	1,252	7,342	8,709	30,540
Unusual items	(22,134)	—	(22,134)	(27,870)	(20,060)

Total operating income	$32,382	$42,301	$74,683	$33,275	$25,932

The Company evaluates the performance of its business segments based on operating income before unusual items. As a result of the pending divestiture of the Company’s vegetable canning operations (see Note 3 to the Consolidated Financial Statements) and the acquisition of Scipio/Atlanta in the first quarter of 2003 (see Note 8), the Company intends to re-evaluate its reportable segments, including the measurements used to evaluate segment results internally. The Company expects that, in 2003, it will begin including certain items in segment operating income that historically have been excluded from management’s evaluation of the business segments, such as charges associated with floods, severance costs and other unusual items.

Net Sales

Fresh Produce net sales for the year ended December 31, 2002 increased 8% versus 2001 due to favorable exchange rates, increased banana volume in Europe and increased volume of bananas and other fresh fruits in North America, partially offset by lower local banana pricing in both Europe and North America. Processed Foods net sales for 2002 decreased by 2% compared to 2001, as lower sales volume was partially offset by increased pricing.

Fresh Produce net sales in 2001 were comparable to 2000, as higher banana pricing and volume were offset by the effect of weak European currencies and the deconsolidation of the Company’s Australian operations in the second quarter of 2000. Processed Foods net sales decreased in 2001 primarily as a result of the sale of California Day-Fresh Foods, Inc. in the second quarter of 2000.

Operating Income

The improvement in Fresh Produce segment operating income in 2002 resulted from a $37 million benefit from the strengthening of major European currencies against the U.S. dollar, $20 million of import license savings, higher profits of approximately $12 million from the Company’s Asia Pacific operations due to higher banana prices, a $13 million improvement from higher sales volume and reduced costs for other fresh produce, and a $29 million decrease in depreciation and amortization expense primarily as a result of the Company’s financial restructuring. These improvements were partially offset by a $50 million effect of lower local banana pricing in the Company’s North American and European banana operations, higher advertising costs of $17 million, and a $7 million decline in results of Scipio/Atlanta, the Company’s German distributor and equity investee, in part due to a $3 million tax settlement. Additional profit from higher banana sales volume was offset by higher tropical production costs.

Core European average local banana prices for 2002 were 6% lower than the prior year, on 6% higher volume. The lower pricing resulted partly from an increase in volume of bananas sold under second labels (such as Consul) and particularly strong retail pricing pressure in the United Kingdom. In Central and Eastern Europe and Mediterranean countries, average local banana prices increased 4% on volume that increased 6.2 million boxes, or 66%, compared to 2001.

In North America, banana pricing for 2002 was 5% lower than 2001 on comparable volume, primarily as a result of lower pricing on sales to non-contract customers, which accounted for approximately one-third of the Company’s North American volume.

In the Asia Pacific region, where the Company operates through joint ventures and has a relatively small presence, a 21% local banana price increase generated a $12 million earnings improvement in 2002.

Tropical production costs adversely impacted 2002 Fresh Produce segment operating income by approximately $20 million compared to the prior year, primarily as a result of lower productivity in Honduras and high costs associated with the Armuelles, Panama division. During 2002, a higher portion of bananas was sourced from the high-cost Armuelles division than in 2001. In the 2001 fourth quarter, fruit sourced from this division was minimal as a result of a labor strike, and was replaced by lower cost fruit from more efficient sources. Beginning January 1, 2003, the Company ceased funding the deficits incurred by the Armuelles division. There are adequate funds to operate for a brief period while the Company continues to work toward a resolution with the Panamanian government, the union, and worker-owned cooperatives. However, the Armuelles union has threatened to strike. If a viable long-term solution cannot be negotiated before funds run out, the Company will not continue operating in Armuelles. The Company still expects to have sufficient access to cost-competitive, high-quality bananas in the event Armuelles is closed.

In the Processed Foods segment, the 2001 and 2002 harvests, both of which were below expected levels, resulted in a less efficient utilization of plant capacity and higher unit costs for product sold in 2002. The resulting higher costs of $16 million, along with the effect of lower sales volume, were mostly offset by a 3% improvement in pricing and a $9 million reduction in depreciation and amortization expense as a result of the Company’s financial restructuring.

Fresh Produce segment operating income improved in 2001 as compared to 2000 primarily as a result of higher European banana pricing and volume, the benefits of which more than offset a substantial negative impact on earnings of weak European currencies in relation to the U.S. dollar. The Company’s Processed Foods operating results declined in 2001 primarily due to lower pricing on canned vegetables throughout the year, as the Company and industry were reducing inventory levels.

Unusual items included in operating income for the past three years are as follows:

•         In 2002, $12 million of charges and write-downs incurred by Scipio/Atlanta, the Company’s German distributor and equity investee, which were primarily related to severance, asset write-downs and costs associated with the closure of poor performing units, and the disposal of non-core assets. The Company completed its acquisition of Scipio/Atlanta in the first quarter of 2003 and may undertake additional restructuring activities with respect to Scipio/Atlanta to further improve and synergize its operations with those of Chiquita. 2002 unusual items also included $5 million associated with flooding in Costa Rica and Panama in early December and $5 million for severance in connection with the first stage of the Company’s strategic cost-reduction programs. Substantially all of these charges are related to the Company’s Fresh Produce operations.

•         In 2001, $28 million of charges primarily associated with the closure of farms, a third quarter labor strike and related labor issues at the Company’s Armuelles, Panama banana producing division. During 2001, the Company closed non-competitive farms that represented about 20% of this division.

•         In 2000, $35 million of charges primarily associated with the write-downs of production and sourcing assets in the Fresh Produce operations, including the curtailment in June 2000 of farm rehabilitation in Honduras originally planned following destruction by Hurricane Mitch in 1998. These charges were partially offset by a $15 million gain on the sale of California Day-Fresh Foods, Inc., a processor and distributor of natural fresh fruit and vegetable juices that was part of the Company’s Processed Foods operations.

Interest, Financial Restructuring and Taxes

Net interest expense in 2002 was $39 million, which was $74 million lower than the prior year. Parent company interest expense decreased by $60 million as a result of the significant reduction in parent company debt from the Company’s financial restructuring. The subsidiaries’ net interest expense decrease of $14 million resulted from lower interest rates and lower average debt outstanding.

Financial restructuring items totaled a net charge of $286 million for the quarter ended March 31, 2002. See “Critical Accounting Policies and Estimates-Fresh start reporting” below and Note 2 to the Consolidated Financial Statements for details of the 2002 charge. During 2001, the Company incurred $34 million of reorganization costs in connection with its financial restructuring. These costs primarily consisted of professional fees and a write-off of parent company debt issuance costs.

Income taxes consist principally of foreign income taxes currently paid or payable. In 2002, income tax expense includes a $4 million benefit of a 2002 tax law that changed the calculation of the Company’s 2001 U.S. alternative minimum tax liability.

Discontinued Operations

In December 2002, the Company sold its interest in the Castellini group of companies (“Castellini”), a wholesale produce distribution business in the midwestern United States, for approximately $45 million, consisting of $21 million in cash plus debt assumed by the buyer. During 2002, Castellini generated income from operations of approximately $4 million.

In January 2003, the Company sold Progressive Produce Corporation (“Progressive”), a California-based distributor of potatoes and onions, for approximately $7 million in cash. During 2002, Progressive generated approximately $1 million of income from operations.

The financial information of both Castellini and Progressive are included as discontinued operations for all years presented in the Consolidated Financial Statements. Discontinued operations for 2002 also includes a $10 million gain on the sale of Castellini. A gain of approximately $2 million on the sale of Progressive will be recognized in discontinued operations in the first quarter of 2003.

Cumulative Effect of a Change in Method of Accounting

As of January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 (“SFAS No. 142”), “Goodwill and Other Intangible Assets,” as discussed under “Critical Accounting Policies and Estimates” below.

Subsequent Events

In late March 2003, the Company acquired the equity interests in Scipio GmbH & Co. (“Scipio”), a German limited partnership that owns Atlanta AG (“Atlanta”). See Note 8 to the Consolidated Financial Statements for further information.

Chiquita’s vegetable canning operations, which represent over 90% of Processed Foods segment sales, are conducted by its subsidiary, Chiquita Processed Foods, L.L.C. (“CPF”). On March 6, 2003, the Company entered into a definitive agreement to sell CPF to Seneca Foods Corporation for approximately $125 million in cash and stock, plus assumption of CPF debt, which was $81 million at December 31, 2002. See Note 3 to the Consolidated Financial Statements for further information.

Cost-Reduction Initiatives

In late 2002, the Company initiated a series of global performance-improvement programs with a goal of reducing gross costs by $150 million per year by the end of 2005. These programs include improvements in farm productivity and canning operations as well as reductions in global purchasing and overhead expenses. The gross cost reductions will be partially offset by one-time implementation costs and increased costs for items such as purchased fruit, fuel and paper. After these offsets, the Company’s target is to realize annual cost reductions of $100 million by 2005, but there can be no guarantee that these reductions will be achieved. The 2005 gross and net cost-reduction goals associated with the Company’s canning operations are $40 million and $30 million, respectively. If the announced pending sale of CPF is completed, the Company’s targets will be reduced accordingly.

LIQUIDITY AND CAPITAL RESOURCES

Parent Company Debt Restructuring

On March 19, 2002, Chiquita Brands International, Inc. (“CBII”), a parent holding company without business operations of its own, completed its financial restructuring when its pre-arranged Plan of Reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Plan” or “Plan of Reorganization”) became effective.

For financial reporting purposes, the Company used an effective date of March 31, 2002. References in the financial statements and in Management’s Discussion and Analysis of Financial Condition and Results of Operations to “Predecessor Company” refer to the Company prior to March 31, 2002. References to “Reorganized Company” refer to the Company on and after March 31, 2002, after giving effect to the issuance of new securities in exchange for the previously outstanding securities in accordance with the Plan, and implementation of fresh start accounting. The securities issued pursuant to the Plan are described below, and the fresh start adjustments are described in “Critical Accounting Policies and Estimates-Fresh start reporting.”

Pursuant to the Plan, on March 19, 2002, $861 million of the Predecessor Company’s outstanding senior notes and subordinated debentures (“Old Notes”) and $102 million of accrued and unpaid interest thereon were exchanged for $250 million of 10.56% Senior Notes due 2009 (“New Notes”) and 95.5% (38.2 million shares) of newly issued common stock of the Reorganized Company (“New Common Stock”). Previously outstanding preferred, preference and common stock of the Predecessor Company was exchanged for 2% (0.8 million shares) of the New Common Stock as well as 7-year warrants, exercisable at $19.23 per share, to purchase up to 13.3 million additional shares of New Common Stock. In addition, as part of a management incentive program, certain executives were granted rights to receive 2.5% (1 million shares) of the New Common Stock. At December 31, 2002, 865,950 of these shares had been issued, 34,050 shares had been surrendered in satisfaction of tax withholding obligations, and 100,000 shares were held in a “rabbi trust.” Pursuant to the Plan, all outstanding stock options were cancelled, and a new stock option plan was adopted.

CBII’s general unsecured creditors (other than the holders of the Old Notes) were not affected by the Chapter 11 bankruptcy proceedings. None of CBII’s subsidiaries was a party to the Chapter 11 proceedings. Subsidiaries were able to meet their obligations with their own cash flow and credit facilities, and accordingly, continued to operate normally and without interruption during the Chapter 11 proceedings.

Other Liquidity and Capital Resources Information

Operating cash flow was $51 million in the nine months ended December 31, 2002, $11 million in the three months ended March 31, 2002, $93 million in 2001 and $(4) million in 2000. The 2001 operating cash flow amount includes a $78 million benefit from non-payment of interest expense on parent company debt that was later restructured. Cash payments relating to interest expense were $27 million in the nine months ended December 31, 2002, $9 million in the three months ended March 31, 2002, $41 million in 2001 and $122 million in 2000.

The Company believes that the cash flow generated by operating subsidiaries, the reduction of interest expense provided by the financial restructuring, and its borrowing capacity provide sufficient cash reserves and liquidity to fund the Company’s working capital needs, capital expenditures and debt service requirements, including CBII’s New Notes.

Capital expenditures were $44 million for the nine months ended December 31, 2002, $5 million for the three months ended March 31, 2002, $28 million in 2001 and $54 million in 2000. Capital expenditures in 2002 included $14 million to purchase a ship formerly under operating lease to the Company. The 2000 amount includes $20 million for the rehabilitation of banana farms in Honduras and Guatemala which were destroyed or damaged by Hurricane Mitch in late 1998.

The following table summarizes the Company’s contractual cash obligations associated with debt principal repayments and operating leases at December 31, 2002:

(In thousands)	Total	Within 1 year	2-3 years	4-5 years	After 5 years

Long-term debt
Parent company	$250,000	$—	$—	$—	$250,000
Subsidiaries	236,126	44,323	136,258	37,651	17,894
Notes and loans payable	31,325	31,325	—	—	—
Operating leases	119,299	40,623	55,217	19,849	3,610

	$636,750	$116,271	$191,475	$57,500	$271,504

Total debt at December 31, 2002 was $517 million versus $654 million at March 31, 2002 upon CBII’s emergence from Chapter 11 bankruptcy. The reduction in debt resulted from operating cash flow and the sale of assets. During 2002, the Company sold assets for $99 million, including $54 million from the sale of five ships and $45 million from the sale of Castellini.

The $250 million of New Notes mature on March 15, 2009. These Notes were issued by CBII and are not secured by any of the assets of CBII and its subsidiaries. Interest payments of $13 million on the New Notes are payable semiannually. The indenture for the New Notes contains dividend payment restrictions that, at December 31, 2002, limited the aggregate amount of dividends that could be paid by CBII to approximately $25 million. The indenture has additional restrictions related to asset sales, incurrence of additional indebtedness, sale-leaseback transactions, and related-party transactions.

In March 2001, the Company’s operating subsidiary, Chiquita Brands, Inc. (“CBI”), obtained a three-year secured bank credit facility for up to $120 million to replace CBII’s expiring bank revolving credit agreement. Interest on amounts outstanding under the facility was based on the bank corporate base rate plus 5%, subject to a minimum of 14% per annum. An annual facility fee of 2% of the total credit facility was also payable.

In March 2002, this CBI facility was amended to increase the facility to $130 million, comprised of a $70 million term loan and a $60 million revolving credit facility, and the expiration date was extended to June 2004. Interest on borrowings under the amended facility is based on the prevailing LIBOR rates plus 3.75% or the bank corporate base rate plus 1%, at CBI’s option, subject to a minimum annual rate of 6%. The annual facility fee was eliminated, and the Company paid an amendment fee of 5% of the total credit facility. Substantially all U.S. assets of CBI (except for those of subsidiaries with their own credit facilities, such as Chiquita Processed Foods, L.L.C.) are pledged to secure the CBI credit facility. The CBI credit facility is also secured by liens on CBI’s trademarks as well as pledges of stock and guarantees by various subsidiaries worldwide. The facility contains covenants that limit the distribution of cash from CBI to CBII, the parent holding company, to amounts necessary to pay interest on the New Notes (provided CBI meets certain liquidity tests), income taxes and permitted CBII overhead. Because of these cash distribution restrictions from CBI to CBII, and because CBII currently has no source of cash except for distributions from CBI, any payment of common stock dividends to Chiquita shareholders would require approval from the CBI facility lenders. Similar approvals would be required for a Company buyback of common stock. The facility also has covenants that require CBI to maintain certain financial ratios related to debt coverage and income, and that limit capital expenditures and investments. Beginning October 2002, monthly principal repayments of $1.2 million commenced on the term loan. As the term loan is repaid, the capacity under the revolving credit portion of the facility increases by the amount of the term loan repayments, except for cases in which the term loan repayments are mandated as a result of specified events, generally sales of major assets. At March 15, 2003, $50 million was outstanding under the term loan. Under the revolving credit facility, $16 million was outstanding, $4 million of capacity had been used to issue letters of credit and $52 million was available to the Company.

Coinciding with the acquisition of Scipio/Atlanta late in March 2003, the CBI facility was amended and restated to add a new $65 million term loan to repay Scipio/Atlanta’s existing lenders. Interest on the $65 million loan accrues at the bank corporate base rate plus 3.25%, subject to a minimum of 7.5%. A facility fee of $2 million was paid. The new loan is secured with pledges of equity of Scipio/Atlanta and its subsidiaries and liens on certain assets of Scipio/Atlanta. This debt is expected to be reduced in the future as a result of the sales of certain assets of Scipio/Atlanta.

Chiquita Processed Foods, L.L.C. (“CPF“), the Company’s vegetable canning subsidiary, has a $135 million senior secured revolving credit facility. Interest under the facility is based on, at the Company’s option, either the bank corporate base rate or prevailing LIBOR rates. An annual fee of up to 1/2% is payable on the unused portion of the facility. This facility contains covenants that limit capital expenditures and the payment of dividends by CPF and require CPF to maintain certain financial ratios related to net worth and debt coverage. At March 15, 2003, $58 million was outstanding under the facility, $2 million of capacity had been used to issue letters of credit, and $55 million of borrowings were available to CPF for working capital purposes. Under the terms of this facility, the payment of dividends by CPF was limited to $4 million.

In January 2003, the Company acquired a ship formerly under operating lease to the Company, adding $14 million to debt. This was partially offset by a $6 million reduction to debt from the sale of Progressive, also in January 2003. See Notes 3 and 7 to the Consolidated Financial Statements for a further description of these transactions.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s significant accounting policies are summarized in Note 1. The additional discussion below addresses:

•         the use of fresh start reporting upon the Company’s emergence from Chapter 11 proceedings;

•         the application of the new accounting standard for goodwill and other intangibles; and

•         major judgments used in applying these policies.

Fresh start reporting

The Company’s emergence from Chapter 11 bankruptcy proceedings on March 19, 2002 resulted in a new reporting entity and adoption of fresh start reporting in accordance with Statement of Position (“SOP”) No. 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code.” The Consolidated Financial Statements as of and for the quarter ended March 31, 2002 reflect reorganization adjustments for the discharge of debt and adoption of fresh start reporting. Accordingly, the estimated reorganization value of the Company of $1,280 million, which served as the basis for the Plan approved by the bankruptcy court, was used to determine the equity value allocated to the assets and liabilities of the Reorganized Company in proportion to their relative fair values in conformity with Statement of Financial Accounting Standards No. 141, “Business Combinations.”

Financial restructuring items for the quarter ended March 31, 2002, totaling a net charge of $286 million, resulted from the following:

•         Exchange of Old Notes and accrued interest for 95.5% of the New Common Stock and $250 million of New Notes, resulting in a gain of $154 million;

•         Reduction of property, plant and equipment carrying values by $545 million, including reduction of the Company’s tropical farm assets by $320 million, shipping vessels by $158 million, and vegetable canning assets by $55 million;

•         Reduction of long-term operating investments and other asset carrying values by $186 million;

•         Increase in the carrying value of the Chiquita trademark of $375 million;

•         Increase of $33 million in accrued pension and other employee benefits primarily associated with tropical pension/severance obligations;

•         Increase in other liabilities of $16 million for unfavorable lease obligations;

•         Reorganization costs of $30 million in the first quarter of 2002 primarily associated with professional fees and grants of New Common Stock to certain executives as part of the Chapter 11 restructuring agreement; and

•         Reduction of $5 million in long-term assets of subsidiaries that were subsequently classified as discontinued operations.

The fresh start adjustments to the carrying values of the Company’s assets and liabilities were based upon the work of outside appraisers, actuaries and financial consultants, as well as internal valuation estimates using discounted cash flow analyses, to determine the relative fair values of the Company’s assets and liabilities. Significant valuation assumptions used in fresh start include:

Tropical farm assets – An internally generated discounted cash flow analysis was prepared assuming cash inflows based on projected farm productivity and projected per box market prices for bananas purchased from associate producers in the tropics, and assuming cash outflows based on projected costs per box. These net cash flows were discounted at 15%.

Ships – The valuation of the ships was provided by an outside appraisal firm.

Long-term operating investments – These investments were primarily comprised of equity method investees engaged in the distribution of fresh produce. Valuations were calculated from internally generated discounted cash flow analyses based on projected cash flows obtained from management of the investee, which were discounted at 12% to 15%, depending on the nature and location of the investment.

Trademark – The Company’s trademark was valued by outside appraisers using a method similar to the December 31, 2002 valuation process described below.

Accounting for Goodwill and Other Intangibles

The Company reviews the carrying values of its intangible assets at least annually. In 2002, the Company conducted its reviews in accordance with Statement of Financial Accounting Standards No. 142 (“SFAS No. 142”), “Goodwill and Other Intangible Assets.” Under this standard, goodwill and other intangible assets with an indefinite life are no longer amortized but are reviewed at least annually for impairment. As of January 1, 2002, to give effect to the new standard, the Company recorded a goodwill write-down of $145 million as a cumulative effect of a change in method of accounting. The write-down resulted from applying the SFAS No. 142 requirement to evaluate goodwill using discounted cash flows rather than the undiscounted cash flow methodology prescribed by the previous standard. The elimination of goodwill amortization results in an annual increase to net income of $6 million.

Review of Carrying Values of Intangibles and Property, Plant and Equipment

At December 31, 2002, the Company’s Chiquita trademark had a carrying value of $388 million. The value of this asset was established in connection with fresh start reporting in March 2002, and was determined through independent appraisal using a “relief-from-royalty” method. Under SFAS No. 142, the Company is required to support its trademark value on a fair value basis at least annually. The year-end 2002 carrying value was supported by an updated appraisal that indicated that no impairment was present and no write-down was required. A Company-determined revenue growth rate of 3.0% was used in the appraisal. Other assumptions, as determined by the outside appraiser, include a royalty rate of 3.5%, a discount rate of 11.5%, and an income tax rate of 37% applied to the royalty cash flows. The valuation is most sensitive to the royalty rate. A 1/2 percentage point change to the royalty rate could impact the valuation by up to $40 million.

The Company also reviews the carrying value of its property, plant and equipment when impairment indicators are noted, as prescribed by Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” by comparing estimates of undiscounted future cash flows, before interest charges, included in the Company’s operating plans with the carrying values of the related assets. These reviews at December 31, 2002 and 2001 did not reveal any instances in which an impairment charge was required.

Review of Carrying Values of Long Term Investments

The Company also reviews the carrying values of its long-term investments at least annually. Substantially all of the investments are privately owned companies or joint ventures that have no publicly traded or readily determinable market value. These reviews are performed to test for the existence of a decline in value below the carrying value of an investee that is other than temporary, which would require a write-down to fair value under the provisions of APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.”

In performing these reviews, the Company considers both qualitative and quantitative factors. Before December 31, 2002, qualitative factors included the long-term nature of these investments and operating interests, their strategic importance and degree of integration in the Company’s Fresh Produce operations, and the indirect benefit of these businesses beyond their reported earnings. These indirect benefits could include those derived from an investee serving as a source of fruit that helps sustain existing profitable customer relationships as well as those derived from an investee serving as a distribution channel to extend the sales of Chiquita products to additional customers that might not otherwise be available to the Company. Quantitative factors included the use of undiscounted cash flow analyses. Although these investments were written down by $170 million to estimated fair value as of March 31, 2002 following fresh start accounting principles appropriate to companies emerging from Chapter 11, no write-down was taken by the Predecessor Company in periods prior to emergence in light of the Company’s conclusion, based on the results of the above reviews and the Company’s understanding of APB Opinion No. 18, that any decline in value that may have occurred in prior periods was not “other than temporary.” As such, no estimation of the fair value of these investments was made at those dates.

The Company disclosed the use of undiscounted cash flows as a critical accounting policy in its 2001 annual report and described the distinction between the use of undiscounted cash flows to support equity method investment carrying values and the use of discounted cash flows in the application of current fair value estimates as part of the implementation of fresh start accounting in anticipation of the Company’s emergence from Chapter 11. The Company also presented pro-forma financial information indicating the impact of the fresh start adjustments in the same document.

After discussions with the SEC staff, the Company understands that its methodology of assessing impairment of these investments prior to fresh start accounting was inappropriate, and that a fair value analysis should have been undertaken at earlier times. Had such a review been undertaken, a portion of the write-down taken as of March 31, 2002 might have been recognized in earlier periods.

However, a) the Company emerged from bankruptcy in March 2002 with a new Audit Committee and Board of Directors, which is not able to reliably reassess the judgments made at earlier dates; b) any such adjustments which may have resulted would relate solely to periods prior to the Company’s emergence from Chapter 11; c) all such investments were written down to fair value as of March 31, 2002; and d) the Company and its Audit Committee do not believe, in light of the foregoing, that restating the Company’s historical financial statements to reflect any adjustments which might have resulted from such a fair value review would be material, or provide valuable information, to investors. For these reasons, the Company is not restating its historical financial statements.

The Company intends to use fair value concepts in evaluating the carrying value of its equity method investments in the future. This change will have no effect on the financial statements of the Reorganized Company as of and for the nine months ended December 31, 2002.

Pension and Tropical Severance Plans

The Company accounts for its defined benefit pension and tropical severance plans in accordance with Statement of Financial Accounting Standards No. 87, “Employers’ Accounting for Pensions,” which requires that amounts recognized in financial statements be determined on an actuarial basis. Significant assumptions used in this actuarial calculation include the discount rate, long-term rate of compensation increase, and the long-term rate of return on plan assets. The weighted average discount rate assumptions were 6.5% and 7.0% at December 31, 2002 and 2001 for domestic pension plans, which represents the rate on high quality, fixed income investments in the U.S., such as Moody’s Aa-rated corporate bonds. The discount rate assumptions were 9% and 9.25% at December 31, 2002 and 2001 for the tropical severance plans, which represents the rate on high quality, fixed income investments in the Latin American countries in which the Company operates, such as government bonds. The long-term rate of compensation increase was assumed to be 6% for domestic plans for all years presented. In 2002, the long-term rate of compensation increase assumed for foreign plans was lowered from 6% to 5% to reflect the Company’s expectations regarding wage increases in the tropics. The long-term rate of return on plan assets was assumed to be 8% for domestic plans for each of the last three years. Actual rates of return have been below this expected rate for the last few years, but annual returns under this long-term rate assumption are inherently subject to year-to-year variability.

A one percentage point change to the discount rate, long-term rate of compensation increase, or long-term rate of return on plan assets affects pension expense by less than $1 million annually.

EUROPEAN UNION REGULATORY DEVELOPMENTS

In 1993, the European Union (“EU”) implemented a discriminatory quota and license regime governing the importation of bananas into the EU. This regime significantly decreased the Company’s banana volume sold into the EU and resulted in significantly decreased operating results for the Company as compared to years prior to the regime’s implementation.

During nine years of legal challenges through the World Trade Organization and its predecessor, the EU quota and licensing regime was determined in several rulings to be in violation of the EU’s international trade obligations. In April 2001, the European Commission agreed to reform the EU banana import regime. The agreement led to a partial redistribution of licenses for the import of Latin

American bananas under a tariff rate quota system for historical operators that went into effect on July 1, 2001 and is to continue through the end of 2005. As a result, the Company has not needed to purchase as many import licenses as were required prior to July 1, 2001 in order to meet its customer demand. The April 2001 agreement also contemplates movement to a tariff-only system starting in 2006, a process which will require future consultations between the EU and the banana supplying interests.

There can be no assurance that the tariff rate quota system will remain unchanged through 2005, that a tariff-only system will be implemented after 2005 or that, if implemented, the tariff levels established will not be adverse to marketers of Latin American bananas, such as the Company. In addition, the Company cannot predict the impact on the banana import regime or on market conditions of the enlargement of the EU by ten member states that is expected to be implemented during 2004 and there can be no assurance that the 2004 enlargement will not have an adverse effect on the Company. For further information, see “Part I, Item 1 – Business” of the Company’s Form 10-K.

EU COMMON CURRENCY

In 1999, most of the EU member countries began implementation of the EU common currency (the “euro”) by accepting the euro as legal tender in addition to their respective national currencies. On January 1, 2002, euro coins and notes were put into circulation in participating countries and, since February 28, 2002, the euro has been the sole legal tender for these countries. Chiquita has adjusted the day-to-day operations and information systems of its European business to allow the use of the euro at no significant cost.

MARKET RISK MANAGEMENT – FINANCIAL INSTRUMENTS

Chiquita’s products are distributed in more than 60 countries. Its international sales are made primarily in U.S. dollars and major European currencies (see “EU Common Currency”). The Company reduces currency exchange risk from sales originating in currencies other than the dollar by exchanging local currencies for dollars promptly upon receipt. The Company further reduces its exposure to exchange rate fluctuations by purchasing foreign currency option and forward contracts (principally euro contracts) to hedge sales denominated in foreign currencies.

Chiquita’s interest rate risk arises from its fixed and variable rate debt (see Note 11). Of the $517 million total debt at December 31, 2002, approximately $328 million, or 63%, was fixed-rate debt, and $189 million, or 37%, was variable-rate debt. Fixed-rate debt was primarily comprised of the $250 million of 10.56% parent company senior notes.

The Company’s transportation costs are exposed to the risk of rising fuel prices. To reduce this risk, the Company enters into fuel oil option and forward contracts that would offset potential increases in the market fuel prices.

The foreign currency and the fuel oil option and forward contracts are derivative financial instruments that change in value in the opposite direction of the underlying transactions being hedged. Chiquita uses a value at risk (“VAR”) model to estimate the potential loss the Company could incur as a result of adverse changes in foreign currency exchange, interest rates and fuel oil prices, based on historical volatility rates. The range of volatility data used is selected to produce estimates with a 95% confidence level; however, future volatility rates may differ from those experienced in the past. The VAR calculations do not consider the potential effect of favorable changes in these rates or the offsetting change in the dollar amount of an underlying foreign currency denominated sale or fuel oil purchase. Therefore, the VAR calculations are not intended to represent actual losses the Company expects to incur.

As of December 31, 2002 and 2001 and for the nine months ended December 31, 2002 and the three months ended March 31, 2002, the Company estimates that the fair value of foreign currency option and forward contracts would decline by less than $3 million over a one-day period due to a change in foreign currency exchange rates. However, the Company expects that any decline in the fair value of these contracts would tend to be offset by an increase in the dollar realization of the underlying sales denominated in foreign currencies.

As of December 31, 2002 and 2001 and for the nine months ended December 31, 2002 and the three months ended March 31, 2002, the Company estimates that the adverse change in fair value of its debt would be less than $2 million over a one-day period due to an unfavorable change in interest rates.

As of December 31, 2002 and 2001 and for the nine months ended December 31, 2002 and the three months ended March 31, 2002, the Company estimates that the fair value of fuel oil option and forward contracts would decline by less than $1 million over a one-day period due to an adverse change in fuel oil prices. However, the Company expects that any decline in the fair value of these contracts would be offset by a decrease in the cost of underlying fuel purchases.

(See Note 10 to the Consolidated Financial Statements for additional discussion of the Company’s hedging activities.)

*******

This Annual Report contains certain information that may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements reflect management’s current views and estimates of future economic circumstances, industry conditions and Company performance. They are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita, including the impact of changes in the European Union banana import regime expected to occur in connection with the anticipated enlargement of the EU in 2004 and the anticipated conversion to a tariff-only regime in 2006, prices for Chiquita products, availability and costs of products and raw materials, currency exchange rate fluctuations, natural disasters and unusual weather conditions, operating efficiencies, labor relations, actions of governmental bodies, the continuing availability of financing, the Company’s ability to realize its announced cost-reduction goals, and other market and competitive conditions. The forward-looking statements speak as of the date made and are not guarantees of future performance. Actual results or developments may differ materially from the expectations expressed or implied in the forward-looking statements, and the Company undertakes no obligation to update any such statements.

Chiquita Brands International, Inc.
CONSOLIDATED STATEMENT OF INCOME

	Reorganized Company*	Predecessor Company*

	Nine Months Ended December 31, 2002	Three Months Ended March 31, 2002	Year Ended December 31,

(In thousands, except per share amounts)			2001	2000

Net sales	$1,443,049	$546,990	$1,882,168	$1,893,367

Operating expenses
Cost of sales	1,211,312	434,168	1,561,187	1,533,544
Selling, general and administrative	172,346	50,060	206,692	246,989
Depreciation	27,009	20,461	81,014	86,902

	1,410,667	504,689	1,848,893	1,867,435

Operating income	32,382	42,301	33,275	25,932

Interest income	2,965	624	7,830	12,210
Interest expense	(33,077)	(9,137)	(120,372)	(125,214)
Financial restructuring items	—	(280,906)	(33,604)	—

Income (loss) from continuing operations before income taxes and cumulative effect of a change in method of accounting	2,270	(247,118)	(112,871)	(87,072)
Income taxes	(4,400)	(1,000)	(7,000)	(7,000)

Loss from continuing operations before cumulative effect of a change in method of accounting	(2,130)	(248,118)	(119,871)	(94,072)
Discontinued operations:
Financial restructuring items	—	(4,916)	—	—
Income (loss) from operations	5,502	(266)	1,103	(795)
Gain on disposal of discontinued operation	9,823	—	—	—

Income (loss) before cumulative effect of a change in method of accounting	13,195	(253,300)	(118,768)	(94,867)
Cumulative effect of a change in method of accounting	—	(144,523)	—	—

Net income (loss)	$13,195	$(397,823)	$(118,768)	$(94,867)

Less dividends on old preferred and preference stock:
Paid	—	—	—	(12,826)
In arrears	—	—	(11,809)	(4,276)

Net income (loss) attributed to common shares	$13,195	$(397,823)	$(130,577)	$(111,969)

Net income (loss) per common share - basic and diluted:
Continuing operations	$(0.05)	$(3.16)	$(1.80)	$(1.67)
Discontinued operations	0.38	(0.07)	0.02	(0.01)

Before cumulative effect of a change in method of accounting	0.33	(3.23)	(1.78)	(1.68)
Cumulative effect of a change in method of accounting	—	(1.85)	—	—

Net income (loss)	$0.33	$(5.08)	$(1.78)	$(1.68)

*          See Notes to Consolidated Financial Statements, including Note 1 describing the Reorganized Company and Predecessor Company.

Chiquita Brands International, Inc.
CONSOLIDATED BALANCE SHEET

	Reorganized Company*	Predecessor Company*

(In thousands, except share amounts)	December 31, 2002	December 31, 2001

ASSETS
Current assets
Cash and equivalents	$53,422	$69,324
Trade receivables, less allowances of $7,273 and $11,223, respectively	219,375	164,766
Other receivables, net	75,597	80,286
Inventories	377,334	388,841
Prepaid expenses	15,012	15,404
Other current assets	4,588	18,471

Total current assets	745,328	737,092

Property, plant and equipment, net	346,820	969,940
Investments and other assets, net	152,849	325,328
Trademark, net	387,585	11,804
Goodwill, net	—	105,584
Assets of discontinued operations	9,659	112,744

Total assets	$1,642,241	$2,262,492

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities not subject to compromise:
Current liabilities
Notes and loans payable	$31,325	$43,726
Long-term debt of subsidiaries due within one year	44,323	55,892
Accounts payable	196,706	151,754
Accrued liabilities	102,105	95,744

Total current liabilities	374,459	347,116

Long-term debt of parent company (Note 2)	250,000	—
Long-term debt of subsidiaries	191,803	289,778
Accrued pension and other employee benefits	105,005	66,791
Other liabilities	85,116	90,765
Liabilities of discontinued operations	6,569	56,628

Total liabilities not subject to compromise	1,012,952	851,078

Liabilities subject to compromise (Note 2)	—	962,820

Total liabilities	1,012,952	1,813,898

Shareholders’ equity
Preferred and preference stock	—	139,729
Common stock, $.01 par value (39,846,755 new shares and 78,273,183 old shares outstanding, respectively)	398	783
Capital surplus	625,589	881,192
Retained earnings (deficit)	13,195	(530,068)
Accumulated other comprehensive loss	(9,893)	(43,042)

Total shareholders’ equity	629,289	448,594

Total liabilities and shareholders’ equity	$1,642,241	$2,262,492

*          See Notes to Consolidated Financial Statements, including Note 1 describing the Reorganized Company and Predecessor Company.

Chiquita Brands International, Inc.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(In thousands)	Preferred and preference stock	Common stock	Capital surplus	Retained earnings (deficit)	Accumulated other com- prehensive income (loss)	Total share- holders’ equity

PREDECESSOR COMPANY*

DECEMBER 31, 1999	$253,475	$659	$761,079	$(303,607)	$(6,320)	$705,286

Net loss	—	—	—	(94,867)	—	(94,867)
Unrealized translation loss	—	—	—	—	(12,979)	(12,979)
Change in minimum pension liability	—	—	—	—	(7,217)	(7,217)

Comprehensive loss						(115,063)

Share issuances	—	8	5,138	—	—	5,146
Dividends paid on preferred and preference stock	—	—	—	(12,826)	—	(12,826)

DECEMBER 31, 2000	253,475	667	766,217	(411,300)	(26,516)	582,543

Net loss	—	—	—	(118,768)	—	(118,768)
Unrealized translation loss	—	—	—	—	(2,633)	(2,633)
Change in minimum pension liability	—	—	—	—	(7,830)	(7,830)
Changes in fair value of derivatives	—	—	—	—	(1,183)	(1,183)
Losses reclassified from OCI into net loss	—	—	—	—	2,095	2,095

Comprehensive loss before cumulative effect of adopting SFAS No. 133	—	—	—	—	—	(128,319)
Cumulative effect of adopting SFAS No. 133	—	—	—	—	(6,975)	(6,975)

Comprehensive loss						(135,294)

Share issuances
Preferred stock conversion to common stock	(113,746)	115	113,631	—	—	—
Other	—	1	1,344	—	—	1,345

DECEMBER 31, 2001	139,729	783	881,192	(530,068)	(43,042)	448,594

Net loss	—	—	—	(397,823)	—	(397,823)
Unrealized translation gain	—	—	—	—	485	485
Changes in fair value of derivatives	—	—	—	—	(1,200)	(1,200)
Losses reclassified from OCI into net loss	—	—	—	—	2,958	2,958

Comprehensive loss						(395,580)

Reorganization adjustments	(139,729)	(392)	(268,830)	927,891	40,799	559,739

REORGANIZED COMPANY*

MARCH 31, 2002	—	391	612,362	—	—	612,753

Net income	—	—	—	13,195	—	13,195
Unrealized translation gain	—	—	—	—	12,680	12,680
Change in minimum pension liability	—	—	—	—	(7,634)	(7,634)
Changes in fair value of derivatives	—	—	—	—	(14,939)	(14,939)

Comprehensive income						3,302

Share issuances	—	7	13,227	—	—	13,234

DECEMBER 31, 2002	$—	$398	$625,589	$13,195	$(9,893)	$629,289

*          See Notes to Consolidated Financial Statements, including Note 1 describing the Reorganized Company and Predecessor Company.

Chiquita Brands International, Inc.
CONSOLIDATED STATEMENT OF CASH FLOW

	Reorganized Company*	Predecessor Company*

	Nine Months Ended December 31, 2002	Three Months Ended March 31, 2002	Year Ended December 31,

(In thousands)			2001	2000

CASH PROVIDED (USED) BY:
OPERATIONS
Loss from continuing operations before cumulative effect of a change in method of accounting	$(2,130)	$(248,118)	$(119,871)	$(94,072)
Financial restructuring items	—	268,045	16,991	—
Depreciation and amortization	27,009	20,461	85,722	91,937
Parent company interest expense not paid	—	—	77,672	—
Fresh produce sourcing asset write-downs and charges	1,677	2,279	15,147	28,037
Collection of tax refund	—	—	9,456	21,685
Gain on sale of assets and business	(3,585)	(2,379)	(4,504)	(20,403)
Changes in current assets and liabilities
Trade receivables	6,359	(61,846)	(6,938)	5,214
Other receivables	1,226	3,199	11,976	(6,150)
Inventories	(28,962)	37,078	34,588	(17,903)
Prepaid expenses and other current assets	23,789	(20,021)	(1,360)	(3,632)
Accounts payable and accrued liabilities	28,025	8,441	(32,251)	(16,998)
Other	(2,351)	3,741	6,209	7,874

CASH FLOW FROM OPERATIONS	51,057	10,880	92,837	(4,411)

INVESTING
Capital expenditures	(43,833)	(4,572)	(27,993)	(53,964)
Hurricane Mitch insurance proceeds	—	—	6,393	32,500
Long-term investments	—	—	(16,713)	(3,601)
Proceeds from sale of ships	54,150	—	—	—
Proceeds from sales of other property, plant and equipment	7,951	5,029	14,119	14,596
Proceeds from sale of business	—	—	—	26,251
Refundable cash deposits	14,777	1,269	(14,500)	(6,398)
Other	(4,642)	(995)	154	455

CASH FLOW FROM INVESTING	28,403	731	(38,540)	9,839

FINANCING
Debt transactions
Issuances of long-term debt	13,685	200	73,874	81,085
Repayments of long-term debt	(112,821)	(9,829)	(102,026)	(98,419)

CBI credit facility amendment and other fees	(374)	(7,393)	—	—
Increase (decrease) in notes and loans payable	(6,955)	(5,446)	(55,702)	23,045
Preferred and preference stock dividends	—	—	—	(12,826)

CASH FLOW FROM FINANCING	(106,465)	(22,468)	(83,854)	(7,115)

Discontinued operations	23,986	(2,026)	2,504	1,496

Decrease in cash and equivalents	(3,019)	(12,883)	(27,053)	(191)
Balance at beginning of period	56,441	69,324	96,377	96,568

Balance at end of period	$53,422	$56,441	$69,324	$96,377

      *    See Notes to Consolidated Financial Statements, including Note 1 describing the Reorganized Company and Predecessor Company.

Chiquita Brands International, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

BASIS OF PRESENTATION - On March 19, 2002, Chiquita Brands International, Inc. (“CBII”), a parent holding company without business operations of its own, completed its previously announced financial restructuring when its pre-arranged Plan of Reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Plan” or “Plan of Reorganization”) became effective. For financial reporting purposes, the Company used an effective date of March 31, 2002. References in these financial statements to “Predecessor Company” refer to the Company prior to March 31, 2002. References to “Reorganized Company” refer to the Company on and after March 31, 2002, after giving effect to the issuance of new securities in exchange for the previously outstanding securities in accordance with the Plan, and implementation of fresh start accounting. In accordance with financial reporting requirements for companies emerging from a Chapter 11 restructuring, financial information for the twelve months ended December 31, 2002 is not presented in the Consolidated Financial Statements since such information would combine the results of the Predecessor Company and Reorganized Company. The securities issued pursuant to the Plan and the fresh start adjustments are described in Note 2.

CONSOLIDATION - The Consolidated Financial Statements include the accounts of CBII and controlled majority-owned subsidiaries (“Chiquita” or the “Company”). Intercompany balances and transactions have been eliminated. Investments representing minority interests are accounted for by the equity method when Chiquita has the ability to exercise significant influence over the investees’ operations; otherwise, they are accounted for at cost. Investments in which the Company owns a majority interest but the minority shareholder retains substantive participating and veto rights are accounted for under the equity method, in accordance with EITF 96-16.

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

TRADE RECEIVABLES - Trade receivables less allowances reflect the net realizable value of the receivables, and approximates fair value. To reduce credit risk, the Company performs credit investigations prior to establishing customer credit limits and reviews customer credit profiles on an ongoing basis. An allowance against the trade receivables is established based on the Company’s knowledge of customers’ financial condition and historical loss experience. An allowance is recorded and charged to expense when an account is deemed to be uncollectible. Recoveries of trade receivables that have been previously reserved in the allowance are credited to income.

INVENTORIES - Inventories are valued at the lower of cost or market. Cost for growing crops and certain fresh produce inventories is determined principally on the “last-in, first-out” (LIFO) basis. Cost for other inventory categories is determined on the “first-in, first-out” (FIFO) or average cost basis.

PROPERTY, PLANT AND EQUIPMENT – With the adoption of fresh start reporting, property, plant and equipment carrying values were stated at fair value as of March 31, 2002. Property, plant and equipment purchased subsequent to the adoption of fresh start reporting are stated at cost. Prior to March 31, 2002, property, plant and equipment were stated at cost. Property, plant and equipment, except for land, are depreciated on a straight-line basis over their estimated remaining useful lives. The Company generally uses 25 years to depreciate ships, 30 years for cultivations, 10 to 40 years for buildings and improvements, and 3 to 15 years for machinery and equipment.

INTANGIBLES – Beginning January 1, 2002, goodwill and other intangible assets with an indefinite life are no longer amortized but are reviewed at least annually for impairment, in accordance with Statement of Financial Accounting Standards No. 142 (“SFAS No. 142”), “Goodwill and Other Intangible Assets.” The Chiquita trademark is considered to have an indefinite life. As such, it is not amortized, but is reviewed annually for impairment. This review at December 31, 2002 indicated that no impairment charge was necessary. See “New Accounting Pronouncements” for information on the Company’s write-down of goodwill upon adoption of SFAS No. 142.

REVENUE RECOGNITION - Revenue is recognized on sales of products when the customer receives title to the goods, generally upon delivery.

INCOME TAXES - Deferred income taxes are recognized at currently enacted tax rates for temporary differences between the financial reporting and income tax bases of assets and liabilities. Deferred taxes are not provided on the undistributed earnings of subsidiaries operating outside the U.S. that have been permanently reinvested.

EARNINGS PER SHARE – Basic earnings per share is calculated on the basis of the weighted average number of common shares outstanding during the year. The assumed conversion, exercise or contingent issuance of securities that would, on an individual basis, have an anti-dilutive effect on diluted earnings per share are not included in the diluted earnings per share computation.

FOREIGN EXCHANGE - Chiquita generally utilizes the U.S. dollar as its functional currency.

Statement of Financial Accounting Standards No. 133 (“SFAS No. 133”), “Accounting for Derivative Instruments and Hedging Activities,” as amended, was implemented by the Company on January 1, 2001. This standard requires the recognition of all derivatives on the balance sheet at fair value, and recognition of the resulting gains or losses as adjustments to net income or other comprehensive income (“OCI”). The effect of adopting SFAS No. 133 was not material to the Company’s net income and resulted in a charge of $7 million to OCI.

The Company is exposed to currency exchange risk on foreign sales and price risk on purchases of fuel oil used in the Company’s ships. The Company reduces these exposures by purchasing option and forward contracts. These options and forwards qualify for hedge accounting as cash flow hedges. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. To the extent that these hedges are effective in offsetting the Company’s underlying risk exposure, gains and losses are deferred in accumulated OCI until the underlying transaction is recognized in net income. Gains or losses on effective hedges that have been terminated prior to maturity are also deferred in accumulated OCI until the underlying transaction is recognized in net income. For the ineffective portion of the hedge, gains or losses are charged to net income in the current period. The earnings impact of the option and forward contracts is recorded in net sales for currency hedges, and in cost of sales for fuel oil hedges. The Company does not hold or issue derivative financial instruments for speculative purposes. See Note 10 for additional discussion of the Company’s hedging activities.

Prior to adoption of SFAS No. 133 on January 1, 2001, the Company’s option and forward contracts qualified for hedge accounting under the previous standard. Amounts paid for options and forwards and gains realized thereon were deferred in other current assets until the hedged transaction occurred.

NEW ACCOUNTING PRONOUNCEMENTS – As of January 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” To give effect to the new standard, the Company recorded a goodwill write-down of $145 million as a cumulative effect of a change in method of accounting. The write-down resulted from applying the SFAS No. 142 requirement to evaluate goodwill using discounted cash flows rather than the undiscounted cash flow methodology prescribed by the previous standard. In addition, under this new standard, goodwill and other intangible assets with an indefinite life are no longer amortized but are reviewed at least annually for impairment. Net income for 2001 and 2000 would have been $6 million ($0.08 per share) and $7 million ($0.10 per share) higher, respectively, if the non-amortization provisions of SFAS No. 142 had been adopted as of January 1, 2000.

SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” was effective beginning January 1, 2002. Under this statement, subsidiaries that have been disposed of or classified as held for sale, and have operations and cash flows that can be clearly distinguished from the rest of the Company, are to be reported as discontinued operations. The Company sold its interest in the Castellini group of companies in December 2002 and Progressive Produce Corporation in early January 2003 (see Note 3). In accordance with the new standard, financial information for these businesses are reported in discontinued operations for all periods presented.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 effectively prohibits gains or losses resulting from extinguishment of debt from being classified as extraordinary items. Any such gains or losses classified as extraordinary in a prior financial statement period must be reclassified. The new standard became effective for fiscal years beginning after May 15, 2002, and early application was encouraged. The Company chose to adopt this standard early and, accordingly, the Company’s $154 million gain on the extinguishment of debt associated with the March 2002 financial restructuring was included in financial restructuring items in the Consolidated Statement of Income.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure.” SFAS No. 148 provides transitional guidance for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. Beginning January 1, 2003, the Company intends to recognize stock option expense based on the fair value method for new stock options granted after December 31, 2002. See Note 13 to the Consolidated Financial Statements for additional discussion.

Note 2 - Parent Company Debt Restructuring

On March 19, 2002, CBII, a parent holding company without business operations of its own, completed its financial restructuring when its pre-arranged Plan of Reorganization under Chapter 11 of the U.S. Bankruptcy Code became effective.

Pursuant to the Plan, on March 19, 2002, $861 million of the Predecessor Company’s outstanding senior notes and subordinated debentures (“Old Notes”) and $102 million of accrued and unpaid interest thereon were exchanged for $250 million of 10.56% Senior Notes due 2009 (“New Notes”) and 95.5% (38.2 million shares) of newly issued common stock of the Reorganized Company (“New Common Stock”). Previously outstanding preferred, preference and common stock of the Predecessor Company was exchanged for 2% (0.8 million shares) of the New Common Stock as well as 7-year warrants, exercisable at $19.23 per share, to purchase up to 13.3 million additional shares of New Common Stock. In addition, as part of a management incentive program, certain executives were granted rights to receive 2.5% (1 million shares) of the New Common Stock. At December 31, 2002, 865,950 of these shares had been issued, 34,050 shares had been surrendered in satisfaction of tax withholding obligations, and 100,000 shares were held in a “rabbi trust.”

In accordance with the Plan, the Reorganized Company:

•         authorized 150,000,000 shares of New Common Stock and issued 39,965,950 shares;

•         issued the New Notes (see Note 11) and the warrants (see Note 14);

•         adopted a new stock option plan (see Note 13);

•         reserved (a) 13,333,333 shares of New Common Stock for issuance upon exercise of the warrants and (b) 5,925,926 shares of New Common Stock for issuance upon exercise of employee stock options authorized for grant under the new stock option plan; and

•         cancelled the Old Notes, previously outstanding preferred, preference and common stock, and previously outstanding stock options.

No interest payments on the Old Notes were made in 2002 and 2001. The Company recorded interest expense on the Old Notes until November 28, 2001, the date the Company filed its Chapter 11 petition, but not thereafter. As a result, interest expense for the first quarter of 2002 does not include $20 million which would have been payable under the terms of the Old Notes.

The Company’s emergence from Chapter 11 bankruptcy proceedings on March 19, 2002 resulted in a new reporting entity and adoption of fresh start reporting in accordance with Statement of Position (“SOP”) No. 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code.” The Consolidated Financial Statements as of and for the quarter ended March 31, 2002 reflect reorganization adjustments for the discharge of debt and adoption of fresh start reporting. Accordingly, the estimated reorganization value of the Company of $1,280 million, which served as the basis for the Plan approved by the bankruptcy court, was used to determine the equity value allocated to the assets and liabilities of the Reorganized Company in proportion to their relative fair values in conformity with Statement of Financial Accounting Standards No. 141, “Business Combinations.”

Financial restructuring items for the quarter ended March 31, 2002, totaling a net charge of $286 million, resulted from the following:

•         Exchange of Old Notes and accrued interest for 95.5% of the New Common Stock and $250 million of New Notes, resulting in a gain of $154 million;

•         Reduction of property, plant and equipment carrying values by $545 million, including reduction of the Company’s tropical farm assets by $320 million, shipping vessels by $158 million, and vegetable canning assets by $55 million;

•         Reduction of long-term operating investments and other asset carrying values by $186 million;

•         Increase in the carrying value of the Chiquita trademark of $375 million;

•         Increase of $33 million in accrued pension and other employee benefits primarily associated with tropical pension/severance obligations;

•         Increase in other liabilities of $16 million for unfavorable lease obligations;

•         Reorganization costs of $30 million in the first quarter of 2002 primarily associated with professional fees and grants of New Common Stock to certain executives as part of the Chapter 11 restructuring agreement. Cash payments in the first quarter of 2002 associated with reorganization costs were $13 million; and

•         Reduction of $5 million in long-term assets of subsidiaries that were subsequently classified as discontinued operations.

The fresh start adjustments to the carrying values of the Company’s assets and liabilities were based upon the work of outside appraisers, actuaries and financial consultants, as well as internal valuation estimates using discounted cash flow analyses, to determine the relative fair values of the Company’s assets and liabilities.

The following table reflects the reorganization adjustments to the Company’s Consolidated Balance Sheet as of March 31, 2002:

	Balance Sheet at March 31, 2002 (Unaudited)

(In thousands)	Before Reorganization Adjustments	Reorganization Adjustments		After Reorganization Adjustments

		Debt Discharge	Fresh Start Adjustments

Current assets	$767,785	$—	$—	$767,785
Assets of discontinued operations	74,695	—	(4,916)	69,779
Property, plant and equipment, net	944,221	—	(545,433)	398,788
Investments and other assets, net	340,668	—	(185,586)	155,082
Intangibles	12,551	—	375,034	387,585

Total assets	$2,139,920	$—	$(360,901)	$1,779,019

Notes and loans payable	$38,280	$—	$—	$38,280
Long-term debt due within one year	49,381	—	—	49,381
Accounts payable and accrued liabilities	257,545	—	13,685	271,230
Liabilities of discontinued operations	57,642	—	—	57,642
Long-term debt of parent company	—	250,000	—	250,000
Long-term debt of subsidiaries	288,246	—	—	288,246
Accrued pension and other employee benefits	69,814	—	33,020	102,834
Other liabilities	92,303	—	16,350	108,653
Liabilities subject to compromise	962,820	(962,820)	—	—

Total liabilities	1,816,031	(712,820)	63,055	1,166,266
Retained earnings (deficit)	(657,016)	154,046	502,970	—
Other shareholders’ equity	980,905	558,774	(926,926)	612,753	*

Total liabilities and shareholders’ equity	$2,139,920	$—	$(360,901)	$1,779,019

      *    After deducting $654 million of indebtedness from the Company’s $1,280 million estimated reorganization value, the total equity value of the Company was $626 million. The total shareholders’ equity in the March 31, 2002 Reorganized Company balance sheet excludes $13 million related to restricted management shares subject to delayed delivery, which are reflected in accounts payable and accrued liabilities above. These shares were issued in the second quarter of 2002 and are included in equity as of December 31, 2002.

Note 3 – Discontinued Operations and Divestitures

In December 2002, the Company sold its interest in the Castellini group of companies (“Castellini”), a wholesale produce distribution business in the midwestern United States, for approximately $45 million, consisting of $21 million in cash plus debt assumed by the buyer. During 2002, Castellini generated income from operations of approximately $4 million.

In January 2003, the Company sold Progressive Produce Corporation (“Progressive”), a California-based distributor of potatoes and onions, for approximately $7 million in cash. During 2002, Progressive generated approximately $1 million of income from operations.

The financial information of both Castellini and Progressive were previously included in the Fresh Produce business segment and are now included as discontinued operations for all years presented in the Consolidated Financial Statements. Discontinued operations for 2002 also includes a $10 million gain on the sale of Castellini. A gain of approximately $2 million on the sale of Progressive will be recognized in discontinued operations in the first quarter of 2003. Income (loss) from discontinued operations presented below includes interest expense on debt assumed by the buyers for amounts of $1 million for the nine months ended December 31, 2002, $350,000 for the three months ended March 31, 2002, $2 million for 2001 and $3 million for 2000. Financial information for Castellini and Progressive follows:

	Reorganized Company	Predecessor Company

	Nine Months Ended December 31, 2002	Three Months Ended March 31, 2002	Year Ended, December 31,

(In thousands)			2001	2000

Net sales	$298,211	$84,912	$370,301	$366,498

Financial restructuring items	$—	$(4,916)	$—	$—
Income (loss) from operations	5,502	(266)	1,103	(795)
Gain on sale	9,823	—	—	—

Income (loss) from discontinued operations	$15,325	$(5,182)	$1,103	$(795)

	Reorganized Company	Predecessor Company

(In thousands)	December 31, 2002	December 31, 2001

Assets of discontinued operations:
Current assets	$6,667	$35,263
Property, plant and equipment	2,947	35,666
Investments and other assets	45	788
Goodwill	—	41,027

	$9,659	$112,744

Liabilities of discontinued operations:
Current liabilities	$6,569	$40,247
Long-term debt	—	16,239
Other liabilities	—	142

	$6,569	$56,628

In June 2000, the Company sold California Day-Fresh Foods, Inc., which produced and marketed natural fresh fruit and vegetable juices in the United States. Proceeds consisted of $16 million in cash and $9 million in short-term notes which were collected in October 2000. This business is not reflected as a discontinued operation in the Consolidated Financial Statements since SFAS No. 144 was not effective at the time of the sale.

Subsequent Event

Chiquita’s vegetable canning operations, which represent over 90% of Processed Foods segment sales, are conducted by its subsidiary, Chiquita Processed Foods, L.L.C. (“CPF”). On March 6, 2003, the Company entered into a definitive agreement to sell CPF to Seneca Foods Corporation for approximately $125 million in cash and stock, plus assumption of CPF debt. The sales price consists of $110 million cash, approximately 968,000 shares of Seneca preferred stock that is convertible into an equal number of shares of Seneca series A common stock, which is listed on the NASDAQ, and assumption of CPF’s debt, which was $81 million at December 31, 2002. The transaction is subject to certain conditions, including regulatory approval. CPF net sales were $303 million for the nine months ended December 31, 2002, $101 million for the three months ended March 31, 2002, $417 million in 2001, and $389 million in 2000. CPF operating income was $6 million for the nine months ended December 31, 2002, $2 million for the three months ended March 31, 2002, $9 million in 2001, and $24 million in 2000. Beginning with the quarter ended March 31, 2003, the Company will present the financial information of CPF in discontinued operations.

Note 4 - Earnings Per Share

Basic and diluted earnings per share are calculated as follows:

	Reorganized Company	Predecessor Company

	Nine Months Ended December 31, 2002	Three Months Ended March 31, 2002	Year Ended December 31,

(In thousands, except per share amounts)			2001	2000

Loss from continuing operations before cumulative effect of a change in method of accounting	$(2,130)	$(248,118)	$(119,871)	$(94,072)
Discontinued operations	15,325	(5,182)	1,103	(795)

Income (loss) before cumulative effect of a change in method of accounting	13,195	(253,300)	(118,768)	(94,867)
Cumulative effect of a change in method of accounting	—	(144,523)	—	—

Net income (loss)	13,195	(397,823)	(118,768)	(94,867)
Dividends on preferred and preference stock:
Paid	—	—	—	(12,826)
In arrears	—	—	(11,809)	(4,276)

Net income (loss) attributed to common shares	$13,195	$(397,823)	$(130,577)	$(111,969)

Weighted average common shares outstanding	39,967	78,273	73,347	66,498

Basic and diluted net income (loss) per common share:
Continuing operations	$(0.05)	$(3.16)	$(1.80)	$(1.67)
Discontinued operations	0.38	(0.07)	0.02	(0.01)

Before cumulative effect of a change in method of accounting	0.33	(3.23)	(1.78)	(1.68)
Cumulative effect of a change in method of accounting	—	(1.85)	—	—

Net income (loss)	$0.33	$(5.08)	$(1.78)	$(1.68)

The weighted average common shares outstanding for the Reorganized Company include 100,000 shares held in a “rabbi trust” for certain members of management and 22,141 shares held for delivery upon surrender of certificates for the old 7% convertible subordinated debentures and old common stock.

The earnings per share calculations for the Predecessor Company are based on shares of common stock outstanding prior to the Company’s emergence from Chapter 11 proceedings on March 19, 2002. Upon emergence, these shares were cancelled and the Company issued 40 million shares of New Common Stock.

The assumed conversions to common stock of the Company’s pre-existing 7% convertible subordinated debentures (which were convertible until March 28, 2001), preferred stock and preference stock, and the assumed exercise of outstanding warrants, stock options and other stock awards, are excluded from the diluted EPS computations for periods in which these items, on an individual basis, have an anti-dilutive effect on diluted EPS. The Company’s 7% convertible subordinated debentures, old stock options and stock awards, and preferred and preference stock were all cancelled pursuant to the Company’s Plan of Reorganization (see Note 2).

The Company discontinued payment of dividends on its preferred and preference stock in the fourth quarter of 2000, and accrued but unpaid dividends were cancelled as part of the Plan of Reorganization. These dividends were deducted from net income to calculate EPS for 2001 and 2000. These dividends were not deducted from net income to calculate EPS for the three months ended March 31, 2002 because of the Company’s bankruptcy petition filing on November 28, 2001.

Note 5 - Inventories

Inventories consist of the following:

	Reorganized Company	Predecessor Company

(In thousands)	December 31, 2002	December 31, 2001

Fresh produce	$35,375	$38,190
Processed food products	197,810	208,436
Growing crops	94,169	96,203
Materials, supplies and other	49,980	46,012

	$377,334	$388,841

The carrying value of inventories valued by the LIFO method was $99 million at December 31, 2002 and $103 million at December 31, 2001. If these inventories were stated at current costs, total inventories would have been approximately $34 million and $28 million higher than reported at December 31, 2002 and 2001, respectively.

Note 6 - Property, Plant and Equipment

Property, plant and equipment consist of the following:

	Reorganized Company	Predecessor Company

(In thousands)	December 31, 2002	December 31, 2001

Land	$19,809	$63,005
Buildings and improvements	52,607	213,983
Machinery and equipment	67,051	405,476
Ships and containers	173,965	685,214
Cultivations	40,841	306,115
Other	18,029	69,353

	372,302	1,743,146
Accumulated depreciation	(25,482)	(773,206)

	$346,820	$969,940

In conjunction with the adoption of fresh start reporting in March 2002, property, plant and equipment carrying values were reduced by $545 million, including reduction of the Company’s tropical farm assets by $320 million, shipping vessels by $158 million and vegetable canning assets by $55 million. Additionally, accumulated depreciation was adjusted to $0.

During 2002, the Company sold five ships used in the Fresh Produce business for $54 million, which approximated the carrying value of the ships. The sale was completed in October 2002, and the proceeds from the sale were used to repay approximately $52 million of related debt.

Note 7 - Leases

Total rental expense consists of the following:

	Reorganized Company	Predecessor Company

	Nine Months Ended December 31, 2000	Three Months Ended March 31, 2002	Year Ended December 31,

(In thousands)			2002	2001

Gross rentals
Ships and containers	$52,307	$18,345	$60,553	$64,403
Other	22,376	6,644	27,033	29,130

	74,683	24,989	87,586	93,533
Less sublease rentals	(5,527)	(2,207)	(1,140)	(942)

	$69,156	$22,782	$86,446	$92,591

In December 2002, the Company paid $14 million to exercise the purchase option on a ship that had previously been under an operating lease. In January 2003, the Company paid an additional $14 million to exercise the purchase option on another ship. No other purchase options exist on ships under operating leases.

Future minimum rental payments required under operating leases having initial or remaining non-cancelable lease terms in excess of one year at December 31, 2002 are as follows:

(In thousands)	Ships and containers	Other	Total

2003	$29,120	$11,503	$40,623
2004	28,503	10,454	38,957
2005	6,870	9,390	16,260
2006	4,441	8,524	12,965
2007	3,100	3,784	6,884
Later years	203	3,407	3,610

Portions of the minimum rental payments for ships constitute reimbursement for ship operating costs paid by the lessor.

Note 8 – Investment in German Distributor

In late March 2003, the Company acquired the equity interests in Scipio GmbH & Co. (“Scipio”), a German limited partnership that owns Atlanta AG (“Atlanta”). Atlanta is the primary distributor of Chiquita products in Germany and Austria and has been the Company’s largest customer in Europe for many years. Prior to the acquisition, Chiquita held a 5% limited partnership interest in Scipio and loans secured by pledges of substantially all of the other limited partnership interests of Scipio. Chiquita had made the loans in the late 1980s and early 1990s in order to strengthen its relationship with Atlanta. The loans were made to four companies that used the proceeds to purchase substantially all of the limited partnership interests in Scipio. Under the terms of the acquisition, the Company exchanged its interests in the loans for the corresponding underlying Scipio limited partnership interests. The Company also acquired the general partnership interest and all of the remaining limited partnership interests. The total cash paid by the Company to acquire all of the equity interests in Scipio was approximately $1 million. Coinciding with the acquisition, Chiquita added a new $65 million term loan under its CBI credit facility. The proceeds were used to repay Scipio’s existing lenders. See Note 11 for more information on the CBI credit facility.

Prior to the acquisition, the Company’s recording of income from its interests in Scipio was limited to the underlying earnings of Scipio which, in effect, resulted in equity method accounting for this investment. Chiquita’s consolidated results of operations included income (loss) from its investment in Scipio of $(14) million for the nine months ended December 31, 2002, $0 for the three months ended March 31, 2002, $2 million for 2001 and $(8) million for 2000. The carrying value of Chiquita’s investments in Scipio was $44 million at December 31, 2002 and $134 million at December 31, 2001. With the adoption of fresh start reporting, the carrying value of the Company’s investment in Scipio was reduced by $84 million.

The following table presents summarized balance sheet information for Scipio:

	December 31,

(In thousands)	2002	2001

Cash	$5,300	$4,000
Other current assets, primarily trade receivables	140,800	154,500
Property, plant and equipment	99,700	90,700
Investments and other long-term assets	13,900	9,700
Intangibles	30,900	30,300

Total assets	$290,600	$289,200

Notes payable	$52,900	$66,700
Accounts payable and accrued liabilities	161,700	137,300
Other liabilities	38,000	39,900

Total liabilities	252,600	243,900
Shareholders’ equity	38,000	45,300

Total liabilities and shareholders’ equity	$290,600	$289,200

Summarized income statement information for Scipio follows:

	Nine Months Ended December 31, 2002	Three Months Ended March 31, 2002	Year Ended December 31,

(In thousands)			2001	2000

Net sales	$970,700	$352,300	$1,371,800	$1,411,100
Gross profit	59,100	23,900	100,600	90,800
Net income (loss)	(13,500)	—	2,000	(8,100)

Chiquita had trade receivables due from Atlanta of $45 million at December 31, 2002 and $400,000 at December 31, 2001. Sales of Chiquita products to Atlanta totaled $130 million in 2002, $115 million in 2001, and $110 million in 2000.

Note 9 - Equity Method Investments

Information on the Company’s investment in Scipio/Atlanta is included in Note 8. The following information relates to all other Company investments accounted for using the equity method. The Company’s share of the net income or loss associated with both Scipio/Atlanta and other equity method investments is included in cost of sales. These investees are primarily engaged in the distribution of fresh produce and include:

•         A number of companies (collectively, the “Chiquita-Unifrutti JV”) that purchase and produce bananas and pineapples in the Phillippines, and market and distribute these products in Japan and other parts of Asia. The Chiquita-Unifrutti JV is 50%-owned by Chiquita.

•         Mundimar Ltd., a 50%-owned joint venture in Honduras that produces and sells palm-oil based products, including cooking oils, shortening, margarine, soaps and other consumer products.

•         Keelings Limited, which imports and distributes fresh produce and processes bananas in the United Kingdom and Ireland, and is 25%-owned by Chiquita.

•         Chiquita-ENZA Chile Ltda., which purchases, processes and provides cold storage for Chilean fruit to be exported to North America and Europe. Although Chiquita owns 60% of this joint venture, the Company does not control the operations because the minority shareholder has substantive participating and veto rights under the joint venture agreement. In accordance with EITF 96-16, Chiquita does not consolidate this investment, but accounts for it under the equity method.

•         Chiquita Brands South Pacific Limited, which produces, markets and distributes bananas, berries, mushrooms, citrus, dried fruit and other fresh produce in Australia. Chiquita owns 29% of this company, and the market value of its interest at December 31, 2002 is approximately $11 million based on year-end quoted market prices.

•         The Packers of Indian River Ltd., a limited partnership that produces and packs Florida citrus fruit, which it markets in North America, Europe and Japan. Although Chiquita owns approximately 54% of this partnership, the Company does not control the operations because the other partner, who holds general and limited partnership interests, has substantive participating and veto rights under the partnership agreement. In accordance with EITF 96-16, Chiquita does not consolidate this investment, but accounts for it under the equity method.

Chiquita’s share of the income (loss) of these affiliates was $8 million in the nine months ended December 31, 2002, $3 million in the three months ended March 31, 2002, $(5) million in 2001 and $(10) million in 2000, and its investment in these companies totaled $60 million at December 31, 2002 and $125 million at December 31, 2001. The Company’s share of undistributed earnings of these affiliates totaled $33 million at December 31, 2002 and $25 million at December 31, 2001. With the adoption of fresh start reporting, the carrying value of these equity investments was reduced by approximately $85 million to reflect the fair value of the investments. As a result, the Company’s carrying value in its investments is approximately $23 million less than the underlying net assets. This difference is being amortized over the associated remaining useful lives of the underlying assets. Sales by Chiquita to these equity method investees ranged from $65 million to $85 million annually for the periods presented, and purchases from these investees ranged from $15 million to $25 million. The Company had short-term receivables from these equity method investees of approximately $11 million at December 31, 2002 and $8 million at December 31, 2001. Long-term receivables were approximately $7 million at December 31, 2002 and $9 million at December 31, 2001.

Summarized unaudited financial information of these affiliates follows:

	Reorganized Company	Predecessor Company

	Nine Months Ended December 31, 2002	Three Months Ended March 31, 2002	Year Ended December 31,

(In thousands)			2001	2000

Revenue	$754,748	$260,471	$936,847	$877,315
Gross profit	115,744	35,548	116,887	97,066
Net income (loss)	15,816	8,052	(5,056)	(11,253)

	Reorganized Company	Predecessor Company

(In thousands)	December 31, 2002	December 31, 2001

Current assets	$218,249	$194,673
Total assets	530,328	478,500
Current liabilities	179,302	170,079
Total liabilities	277,256	270,467

Note 10 - Financial Instruments

At December 31, 2002, the Company had euro-denominated forward contracts requiring the conversion of approximately (euro) 230 million of sales in 2003 at an average rate of 0.98 dollars per euro. The Company also had euro-denominated option contracts which allow for conversion of approximately (euro) 68 million of sales in 2003 at rates ranging from 0.87 dollars per euro to 0.98 dollars per euro. The Company had 3.5% Rotterdam barge fuel oil forward contracts at December 31, 2002 that require conversion of approximately 90,000 metric tons of fuel oil at $120 per metric ton in 2003. At December 31, 2002, the fair value of the foreign currency forward contracts was included in accrued liabilities, and the fair value of the foreign currency option and fuel oil forward contracts was included in other current assets. The unrealized loss on these contracts deferred in accumulated other comprehensive income at the end of 2002, substantially all of which is expected to be reclassified to net income in the next twelve months, was approximately $15 million. During 2002, the change in the fair value of these contracts relating to hedge ineffectiveness was not significant.

The carrying values and estimated fair values of the Company’s debt, fuel oil contracts and foreign currency forward and option contracts are summarized below:

	Reorganized Company December 31, 2002		Predecessor Company December 31, 2001

(Assets (Liabilities), in thousands)	Carrying value	Estimated fair value	Carrying value	Estimated fair value

Parent company debt	$(250,000)	$(260,000)	$(860,890)	$(700,000)
Subsidiary debt	(267,451)	(270,000)	(389,396)	(390,000)
Fuel oil forward contracts	856	856	—	—
Fuel oil option contracts	—	—	737	737
Foreign currency forward contracts	(15,161)	(15,161)	—	—
Foreign currency option contracts	166	166	3,700	3,700

The Company’s Plan of Reorganization became effective March 19, 2002, resulting in the exchange of $861 million of the Predecessor Company’s Old Notes and $102 million of accrued and unpaid interest thereon for $250 million of New Notes and 95.5% of the New Common Stock (see Note 2).

Fair values for the Company’s publicly traded debt, foreign currency forward and option contracts, and fuel oil contracts are based on quoted market prices. Fair value for other debt is estimated based on the current rates offered to the Company for debt of similar maturities.

The Company is exposed to credit risk in the event of nonperformance by counterparties. However, because the Company’s hedging activities are transacted only with highly rated institutions, Chiquita does not anticipate nonperformance by any of these counterparties. Additionally, the Company has entered into agreements which limit its credit exposure to the amount of unrealized gains on the option and forward contracts.

Excluding the effect of the Company’s foreign currency forward and option contracts, net foreign exchange gains (losses) were $24 million in the nine months ended December 31, 2002, $(2) million in the three months ended March 31, 2002, $(5) million in 2001 and $2 million in 2000.

Note 11 – Debt

Long-term debt consists of the following:

	Reorganized Company	Predecessor Company

(In thousands)	December 31, 2002	December 31, 2001

Parent Company
10.56% senior notes, due 2009	$250,000	$—
9 1/8% senior notes, due 2004	—	175,000
9 5/8% senior notes, due 2004	—	250,000
10% senior notes, due 2009	—	200,000
10 1/4% senior notes, due 2006	—	150,000
7% subordinated debentures, due 2001	—	85,890
Less current maturities	—	—
Less amounts subject to compromise (see Note 2)	—	(860,890)

Long-term debt of parent company	$250,000	$—

Subsidiaries
Loans secured by ships and containers, due in installments from 2003 to 2010 – average effective interest rate of 4.9% (4.1% in 2001)	$109,917	$167,567
Loan secured by substantially all U.S. assets except those of CPF, due 2004 – variable interest rate of 6% (14% in 2001)	64,350	69,800
Loan secured by vegetable canning assets, due in installments from 2003 to 2004 – variable interest rate of 3.7% (4.2% in 2001)	28,571	35,714
Long-term portion of revolving credit facility secured by vegetable canning assets, due 2004 – variable interest rate of 4.2% (4.9% in 2001)	17,000	35,000
Foreign currency denominated loans maturing through 2008 – average interest rate of 11% (12% in 2001)	2,409	3,516
Other loans maturing through 2011 – average interest rate of 7% (9% in 2001)	13,879	34,073
Less current maturities	(44,323)	(55,892)

Long-term debt of subsidiaries	$191,803	$289,778

Maturities on subsidiary long-term debt during the next five years are as follows:

(In thousands)

2003	$44,323
2004	111,525
2005	24,733
2006	18,628
2007	19,023

In accordance with the Company’s Plan of Reorganization (see Note 2), $861 million of CBII’s Old Notes and $102 million of accrued and unpaid interest thereon were exchanged for $250 million of New Notes and 95.5% of the New Common Stock.

The New Notes mature on March 15, 2009. These Notes were issued by CBII and are not secured by any of the assets of CBII and its subsidiaries. The indenture for the New Notes contains dividend payment restrictions that, at December 31, 2002, limited the aggregate amount of dividends that could be paid by CBII to approximately $25 million. The indenture has additional restrictions related to asset sales, incurrence of additional indebtedness, sale-leaseback transactions, and related-party transactions. The New Notes are callable on or after March 15, 2005 at a price of 105.28% of face value, declining to face value in 2008. In addition, the Company may redeem some or all of the New Notes prior to March 15, 2005 at a redemption price equal to the greater of (a) 100% of the face value of the New Notes to be redeemed, or (b) the sum of the present values of (i) 105.28% of face value of the New Notes, and (ii) interest payments due from the date of redemption through March 15, 2005, in each case discounted to the redemption date on a semiannual basis at the applicable U.S. Treasury rates plus 0.25%; plus, in the case of either clause (a) or (b) above, any accrued and unpaid interest as of the redemption date.

In March 2001, the Company’s operating subsidiary, Chiquita Brands, Inc. (“CBI”), obtained a three-year secured bank credit facility for up to $120 million to replace CBII’s expiring bank revolving credit agreement. This facility consisted of a term loan of $75 million and a revolving credit facility of $45 million. Interest on amounts outstanding under the facility was based on the bank corporate base rate plus 5%, subject to a minimum of 14% per annum. An annual facility fee of 2% of the total credit facility was also payable.

In March 2002, this CBI facility was amended to increase the facility to $130 million, comprised of a $70 million term loan and a $60 million revolving credit facility, and the expiration date was extended to June 2004. Interest on borrowings under the amended facility is based on the prevailing LIBOR rates plus 3.75% or the bank corporate base rate plus 1%, at CBI’s option, subject to a minimum annual rate of 6%. The annual facility fee was eliminated, and the Company paid an amendment fee of 5% of the total credit facility. Substantially all U.S. assets of CBI (except for those of subsidiaries with their own credit facilities, such as Chiquita Processed Foods, L.L.C.) are pledged to secure the CBI credit facility. The CBI credit facility is also secured by liens on CBI’s trademarks as well as pledges of stock and guarantees by various subsidiaries worldwide. The facility contains covenants that limit the distribution of cash from CBI to CBII, the parent holding company, to amounts necessary to pay interest on the New Notes (provided CBI meets certain liquidity tests), income taxes and permitted CBII overhead. Because of these cash distribution restrictions from CBI to CBII, and because CBII currently has no source of cash except for distributions from CBI, any payment of common stock dividends to Chiquita shareholders would require approval from the CBI facility lenders. Similar approvals would be required for a Company buyback of common stock. The facility also has covenants that require CBI to maintain certain financial ratios related to debt coverage and income, and that limit capital expenditures and investments. Beginning October 2002, monthly principal repayments of $1.2 million commenced on the term loan. As the term loan is repaid, the capacity under the revolving credit portion of the facility increases by the amount of the term loan repayments, except for cases in which the term loan repayments are mandated as a result of specified events, generally sales of major assets. Under the revolving credit facility, no amounts were outstanding, $4 million of revolving credit capacity had been used to issue letters of credit and $60 million was available for borrowing at December 31, 2002.

Coinciding with the acquisition of Scipio/Atlanta late in March 2003, the CBI facility was amended and restated to add a new $65 million term loan to repay Scipio/Atlanta's existing lenders. Interest on the $65 million loan accrues at the bank corporate base rate plus 3.25%, subject to a minimum of 7.5%. A facility fee of $2 million was paid. This new loan is secured with pledges of equity of Scipio/Atlanta and its subsidiaries and liens on certain assets of Scipio/Atlanta.

Chiquita Processed Foods, L.L.C. (“CPF”), the Company’s vegetable canning subsidiary, has a senior secured credit facility that includes a $135 million revolving credit line and a $29 million term loan outstanding at December 31, 2002. At December 31, 2002, $43 million of borrowings were outstanding under the revolving credit line, of which $17 million was classified as long-term debt, $2 million of revolving credit line capacity had been used to issue letters of credit, and $90 million was available for borrowing. Interest under the facility is based on, at the Company’s option, either the bank corporate base rate or prevailing LIBOR rates. An annual fee of up to 1/2% is payable on the unused portion of the facility. This facility contains covenants that limit capital expenditures and the payment of dividends by CPF and require CPF to maintain certain financial ratios related to net worth and debt coverage. At December 31, 2002, payment of dividends by CPF was limited to $4 million under the terms of this facility.

The Company maintains various other lines of credit with domestic and foreign banks for borrowing funds on a short-term basis. The average interest rates for all short-term notes and loans payable outstanding were 5.0% and 4.9% at December 31, 2002 and 2001, respectively.

Cash payments relating to interest expense were $27 million for the nine months ended December 31, 2002, $9 million for the three months ended March 31, 2002, $41 million in 2001 and $122 million in 2000.

Note 12 - Pension and Severance Benefits

The Company and its subsidiaries have several defined benefit and contribution pension plans covering domestic and foreign employees and have severance plans covering Central and South American employees. Pension plans covering eligible salaried and hourly employees and Central and South American severance plans for all employees call for benefits to be based upon years of service and compensation rates.

Pension and severance expense consists of the following:

	Domestic Plans

	Reorganized Company	Predecessor Company

(In thousands)	Nine Months Ended December 31, 2002	Three Months Ended March 31, 2002	Year Ended December 31,

			2001	2000

Defined benefit and severance plans:
Service cost	$365	$163	$431	$1,216
Interest on projected benefit obligation	2,292	783	2,684	3,185
Expected return on plan assets	(2,550)	(853)	(2,907)	(3,223)
Recognized actuarial loss	—	212	577	589
Amortization of prior service cost and transition obligation	—	16	52	90

	107	321	837	1,857
Curtailment loss (gain)	—	—	228	(2,021)

	107	321	1,065	(164)
Defined contribution plans	3,562	1,346	4,709	4,387

Total pension and severance expense	$3,669	$1,667	$5,774	$4,223

	Foreign Plans

	Reorganized Company	Predecessor Company

(In thousands)	Nine Months Ended December 31, 2002	Three Months Ended March 31, 2002	Year Ended December 31,

			2001	2000

Defined benefit and severance plans:
Service cost	$2,754	$1,021	$4,310	$3,552
Interest on projected benefit obligation	4,476	1,802	4,543	4,585
Expected return on plan assets	(151)	(44)	(186)	(162)
Recognized actuarial (gain) loss	(417)	921	1,099	1,057
Amortization of prior service cost and transition obligation	—	541	571	525

	6,662	4,241	10,337	9,557
Settlement loss	—	—	2,000	1,000

	6,662	4,241	12,337	10,557
Defined contribution plans	363	133	533	561

Total pension and severance expense	$7,025	$4,374	$12,870	$11,118

The Company’s pension and severance benefit obligations relate primarily to Central and South American benefits which, in accordance with local government regulations, are generally not funded until benefits are paid. Domestic pension plans are funded in accordance with the requirements of the Employee Retirement Income Security Act. Plan assets consist primarily of corporate equity and fixed income securities.

Financial information with respect to the Company’s foreign and domestic defined benefit pension and severance plans is as follows:

	Domestic Plans

	Reorganized Company	Predecessor Company

(In thousands)	Nine Months Ended December 31, 2002	Three Months Ended March 31, 2002	Year Ended December 31, 2001

Fair value of plan assets at beginning of period	$43,184	$42,764	$44,733
Actual return on plan assets	(3,781)	904	(2,055)
Employer contributions	1,890	224	2,822
Benefits paid	(2,234)	(708)	(2,736)

Fair value of plan assets at end of period	$39,059	$43,184	$42,764

Projected benefit obligation at beginning of period	$45,271	$44,851	$40,248
Service and interest cost	2,657	946	3,115
Actuarial loss	2,238	182	4,224
Benefits paid	(2,234)	(708)	(2,736)

Projected benefit obligation at end of period	$47,932	$45,271	$44,851

Plan assets less than projected benefit obligation	$(8,873)	$(2,087)	$(2,087)
Unrecognized actuarial loss	8,058	—	12,918
Unrecognized prior service cost	—	—	386
Unrecognized transition obligation	—	—	282
Adjustment required to recognize minimum pension and severance liability	(7,171)	—	(13,231)

	(7,986)	(2,087)	(1,732)
Prepaid pension asset	4,570	4,340	7,834

Accrued pension and severance liability	$(12,556)	$(6,427)	$(9,566)

	Foreign Plans

	Reorganized Company	Predecessor Company

(In thousands)	Nine Months Ended December 31, 2002	Three Months Ended March 31, 2002	Year Ended December 31, 2001

Fair value of plan assets at beginning of period	$4,431	$4,298	$4,208
Actual return on plan assets	116	44	139
Employer contributions	9,280	2,713	11,930
Benefits paid	(9,010)	(2,624)	(11,979)

Fair value of plan assets at end of period	$4,817	$4,431	$4,298

Projected benefit obligation at beginning of period	$78,780	$49,703	$49,259
Service and interest cost	7,230	2,823	8,853
Actuarial (gain) loss	(7,837)	18,098	3,570
Benefits paid	(9,010)	(2,624)	(11,979)
Amendments	—	10,780	—

Projected benefit obligation at end of period	$69,163	$78,780	$49,703

Plan assets less than projected benefit obligation	$(64,346)	$(74,349)	$(45,405)
Unrecognized actuarial (gain) loss	(7,320)	—	10,632
Unrecognized prior service cost	—	—	770
Unrecognized transition asset	—	—	(570)
Adjustment required to recognize minimum pension and severance liability	(463)	—	(1,924)

	(72,129)	(74,349)	(36,497)
Prepaid pension asset	—	—	—

Accrued pension and severance liability	$(72,129)	$(74,349)	$(36,497)

Included in the table above are plans whose benefit obligation exceeds plan assets. The accumulated benefit obligation, projected benefit obligation and fair value of assets of plans for which benefits exceed assets were $105 million, $112 million and $35 million, respectively, as of December 31, 2002; $108 million, $120 million and $39 million, respectively, as of March 31, 2002; and $79 million, $90 million and $38 million, respectively, as of December 31, 2001.

The projected benefit obligations of the Company’s domestic pension plans were determined using a discount rate of approximately 6.5% at December 31, 2002 and 7% at March 31, 2002 and December 31, 2001. The assumed long-term rate of compensation increase was 6% for all periods presented, and the assumed long-term rate of return on plan assets was approximately 8% for all periods presented. The projected benefit obligations of Central and South American pension and severance plans were determined using a discount rate of approximately 9% at December 31, 2002 and 9.25% at March 31, 2002 and December 31, 2001. The assumed long-term rate of compensation increase was 5% at December 31, 2002 and 6% at March 31, 2002 and December 31, 2001.

In conjunction with the adoption of fresh start reporting, pension and severance liabilities were increased by $33 million to reflect the projected benefit obligation (net of plan assets) at March 31, 2002.

Effective January 1, 2002, the Company made amendments and assumption changes regarding benefit payments and employee service lives used to calculate the projected benefit obligation for the Central and South American severance plans. These changes resulted in an increase in the projected benefit obligation of approximately $28 million. This increase is reflected in the table above in the progression of the projected benefit obligation for the three months ended March 31, 2002.

Note 13 – Stock-Based Compensation

In accordance with the Plan of Reorganization (see Note 2), the Company’s stock option and incentive plans existing at December 31, 2001 and all options and awards issued thereunder (“Old Options”) were cancelled in March 2002 upon emergence from Chapter 11 bankruptcy. The Company adopted a new stock option plan, under which the Company may issue up to an aggregate of 5.9 million shares of New Common Stock as stock options, stock awards, performance awards and stock appreciation rights (“SARs”). The options may be granted to directors, officers and other key employees to purchase shares of New Common Stock at fair market value at the date of the grant. Under the new stock option plan, options for approximately 4.3 million shares were outstanding at December 31, 2002. Additionally, 241,000 SARs granted to certain non-U.S. employees were outstanding at year-end. These options and SARs generally vest over four years and will be exercisable for a period not in excess of 10 years.

A summary of the activity and related information for the Company’s new stock options follows:

	2002

(In thousands, except per share amounts)	Shares	Weighted average exercise price

Under option at beginning of year	—	$—
Options granted	4,751	16.84
Options exercised	—	—
Options cancelled or expired	(448)	16.95

Under option at end of year	4,303	$16.83

Options exercisable at end of year	—	$—

Shares available for future grants	1,352

Options outstanding as of December 31, 2002 had a weighted average remaining contractual life of 9 years at December 31, 2002 and had exercise prices ranging from $11.73 to $16.97. The following table summarizes further information on the range of exercise prices:

	Options Outstanding

(In thousands, except per share amounts)	Shares	Weighted average exercise price	Weighted average remaining life

Exercise Price
$ 11.73-$15.90	102	$12.57	9 years
15.91-16.91	155	16.66	9 years
16.92-16.97	4,046	16.94	9 years

The estimated weighted average fair value per option share granted was $7.84 using a Black-Scholes option pricing model based on market prices and the following assumptions at the date of option grant: weighted average risk-free interest rate of 4.4%, dividend yield of 0%, volatility factor for the Company’s common stock price of 47%, and a weighted average expected life of five years for options not forfeited.

The Company has accounted for stock options in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” If the Company had been applying Statement of Financial Accounting Standards No. 123 (“SFAS No. 123”), “Accounting for Stock-Based Compensation,” the estimated pro forma compensation expense based on these option fair values would have been approximately $7 million ($0.19 per share) for the nine months ended December 31, 2002 assuming a forfeiture rate of 20%, as illustrated in the pro forma table below. Beginning in 2003, the Company intends to recognize stock option expense in its results of operations for new stock options granted after December 31, 2002. Because the Company will only recognize expense for those options granted after December 31, 2002, the effect of applying SFAS No. 123, as discussed above, is not necessarily indicative of the effect in future years. In addition, management has not determined the number of options that will be granted in 2003. With respect to SARs, the Company records expense over the life of the SARs to the extent that the price of the underlying stock is greater than the stated price of the SAR. No expense was required to be recorded in 2002.

A summary of the activity and related information for the Company’s Old Options follows:

	2001		2000

(In thousands, except per share amounts)	Shares	Weighted average exercise price	Shares	Weighted average exercise price

Under option at beginning of year	12,608	$10.31	10,997	$12.34
Options granted	72	1.76	3,679	4.45
Options exercised	—	—	—	—
Options cancelled or expired	(2,107)	10.39	(2,068)	10.67

Under option at end of year	10,573	$10.24	12,608	$10.31

Options exercisable at end of year	5,038	$11.98	5,516	$12.15

The estimated weighted average fair value per option share granted was $0.38 for 2001 and $2.65 for 2000 using a Black-Scholes option pricing model based on market prices and the following assumptions at the date of option grant: weighted average risk-free interest rates of 5.1% for 2001 and 6.6% for 2000; dividend yield of 0% for 2001 and 2000; volatility factor for the Company’s common stock price of 49% for 2001 and 43% for 2000; and a weighted average expected life of one year for 2001 and eight years for 2000 for options not forfeited.

The estimated pro forma compensation expense based on these option fair values would have been as follows:

	Reorganized Company	Predecessor Company

(In thousands, except per share amounts)	Nine Months Ended December 31, 2002	Three Months Ended March 31, 2002	Year Ended December 31,

			2001	2000

Net income (loss)	$13,195	$(397,823)	$(118,768)	$(94,867)
Pro forma compensation expense	(7,452)	(902)	(3,607)	(4,423)

Pro forma net income (loss)	$5,743	$(398,725)	$(122,375)	$(99,290)

Basic and diluted net income (loss) per common share:

Net income (loss)	$0.33	$(5.08)	$(1.78)	$(1.68)
Pro forma compensation expense	(0.19)	(0.01)	(0.05)	(0.07)

Pro forma net income (loss)	$0.14	$(5.09)	$(1.83)	$(1.75)

Note 14 - Shareholders’ Equity

In accordance with the Company’s Plan of Reorganization (see Note 2), all Old Common Stock and all preferred and preference stock (“Old Preferred Stock”) of the Company were cancelled. In accordance with the Plan, 150 million shares of New Common Stock are authorized, including 40 million shares which were issued in 2002. In addition, the Company issued warrants representing the right to purchase 13.3 million shares of New Common Stock. The warrants have an exercise price of $19.23 per share and are exercisable through March 19, 2009. In the Consolidated Balance Sheet at December 31, 2002, the warrants, valued at $41 million for purposes of the Plan of Reorganization, are included in capital surplus.

At December 31, 2002, shares of New Common Stock were reserved for the following purposes:

Issuance under new stock option plan (see Note 13)	5.9 million
Issuance for exercise of warrants	13.3 million

At December 31, 2001, 200 million shares of Old Common Stock were authorized, including 37.5 million unissued shares reserved for issuance under old stock option and employee benefit plans and for the conversion of Old Preferred Stock. No dividends on Old Common Stock were paid during 2001 and 2000.

At December 31, 2001, three series of Old Preferred Stock were outstanding, for a total of 2.9 million shares. Each share of the Old Preferred Stock had annual dividend rates ranging from $2.50 to $3.75 and was convertible at the holder’s option into a number of shares of Old Common Stock ranging from 2.6316 to 3.3333. Each share of the Old Preferred Stock had a liquidation preference of $50.00.

In the fourth quarter of 2000, the Company discontinued payment of dividends on its Old Preferred Stock, and accordingly, the Company had five quarters of accumulated and unpaid dividends at December 31, 2001, totaling $11.6 million. Pursuant to the Plan of Reorganization, all rights with respect to such dividend arrearages were cancelled.

At December 31, 2001, two series of Old Preferred Stock totaling 1.7 million shares were convertible at the Company’s option into a number of shares of Old Common Stock (not exceeding 10 shares) having a total market value of $50.00-$50.75.

The accumulated other comprehensive loss balance at December 31, 2002 includes unrealized losses on derivatives of $15 million, unrealized translation gains of $13 million, and a minimum pension liability adjustment of $8 million. The accumulated other comprehensive loss balance at December 31, 2001 includes unrealized losses on derivatives of $6 million, unrealized translation losses of $22 million, and a minimum pension liability adjustment of $15 million.

Note 15 - Income Taxes

Income taxes related to continuing operations consist of the following:

(In thousands)	U.S. Federal	U.S. State	Foreign	Total

REORGANIZED COMPANY
Nine months ended December 31, 2002
Current tax expense	$1,380	$139	$3,062	$4,581
Deferred tax benefit	—	(150)	(31)	(181)

	$1,380	$(11)	$3,031	$4,400

PREDECESSOR COMPANY
Three months ended March 31, 2002
Current tax expense (benefit)	$(855)	$132	$1,864	$1,141
Deferred tax benefit	—	—	(141)	(141)

	$(855)	$132	$1,723	$1,000

2001
Current tax expense	$840	$708	$4,269	$5,817
Deferred tax expense	—	1,183	—	1,183

	$840	$1,891	$4,269	$7,000

2000
Current tax expense	$175	$1,199	$5,108	$6,482
Deferred tax expense	—	—	518	518

	$175	$1,199	$5,626	$7,000

Income tax expense (benefit) related to continuing operations differs from income taxes computed at the U.S. federal statutory rate for the following reasons:

	Reorganized Company	Predecessor Company

(In thousands)	Nine Months Ended December 31, 2002	Three Months Ended March 31, 2002	Year Ended December 31,

			2001	2000

Income tax expense (benefit) computed at U.S. federal statutory rate	$794	$(86,491)	$(39,505)	$(30,475)
State income taxes, net of federal benefit	(7)	86	1,477	779
Impact of foreign operations	(18,143)	(4,579)	33,940	35,958
Goodwill amortization	—	—	1,656	1,678
Fresh start adjustment	—	76,214	—	—
Change in valuation allowance	9,270	9,592	(43,422)	—
Gain on transfer of trademark rights from U.S. subsidiary to foreign subsidiary	—	—	62,953	—
Change in tax attributes	8,209	5,549	(11,787)	—
Other	4,277	629	1,688	(940)

Income tax expense	$4,400	$1,000	$7,000	$7,000

The components of deferred income taxes included on the balance sheet are as follows:

	Reorganized Company	Predecessor Company

(In thousands)	December 31, 2002	December 31, 2001

Deferred tax benefits
Net operating loss carryforwards	$54,360	$36,268
Other tax carryforwards	6,305	12,643
Employee benefits	19,395	13,047
Accrued expenses	20,677	22,705
Depreciation	8,745	—
Investments	38,979	—
Other	11,483	10,353

	159,944	95,016

Deferred tax liabilities
Depreciation and amortization	—	(22,571)
Growing crops	(10,500)	(14,328)
Trademark	(74,912)	—
Other	(5,584)	(8,353)

	(90,996)	(45,252)

	68,948	49,764
Valuation allowance	(80,309)	(61,447)

Net deferred tax liability	$(11,361)	$(11,683)

U.S. net operating loss carryforwards (“NOLs”) were $155 million as of December 31, 2002, and $104 million as of December 31, 2001. As of January 1, 2003, as a result of the Company’s financial restructuring, the December 31, 2002 NOLs will be reduced to zero.

Income (loss) before taxes attributable to foreign operations was $86 million for the nine months ended December 31, 2002, ($345) million for the three months ended March 31, 2002, $71 million in 2001, and $40 million in 2000. Undistributed earnings of foreign subsidiaries, approximately $600 million at December 31, 2002, have been permanently reinvested in foreign operating assets. Accordingly, no provision for U.S. federal and state income taxes has been provided thereon.

Cash payments for income taxes were $4 million for the nine months ended December 31, 2002, $1 million for the three months ended March 31, 2002, $4 million in 2001 and $6 million in 2000. Additionally, the Company received $9 million of refunds in 2001 related to audits of the Company’s federal income tax returns for 1989 through 1991.

No income tax expense is associated with discontinued operations for the periods presented, as net operating losses offset income generated by these operations. No income tax expense is associated with the cumulative effect of a change in method of accounting, or any of the items included in other comprehensive income.

Note 16 - Segment Information

The Company conducts business in two business segments, organized primarily on a product line basis, with each segment offering a variety of different but related products. The Company evaluates the performance of its business segments based on operating income before unusual items. Intercompany transactions between segments are eliminated. Financial information for each segment follows:

	Fresh Produce	Processed Foods	Consolidated

REORGANIZED COMPANY
AS OF AND FOR THE NINE MONTHS ENDED
DECEMBER 31, 2002
Net sales	$1,109,442	$333,607	$1,443,049
Segment operating income (1)	48,426	6,090	54,516
Depreciation	21,835	5,174	27,009
Income from equity investments	4,965	2,023	6,988
Total assets	1,313,198	329,043	1,642,241
Net operating assets (2)	881,748	208,480	1,090,228
Investment in equity affiliates	92,439	11,603	104,042
Expenditures for long-lived assets	34,289	12,077	46,366

PREDECESSOR COMPANY
FOR THE THREE MONTHS
ENDED MARCH 31, 2002
Net sales	$438,080	$108,910	$546,990
Segment operating income	41,049	1,252	42,301
Depreciation and amortization	16,532	3,929	20,461
Income from equity investments	2,950	364	3,314
Expenditures for long-lived assets	4,308	2,109	6,417

2001
Net sales	$1,431,971	$450,197	$1,882,168
Segment operating income (1)	52,436	8,709	61,145
Depreciation and amortization	67,752	17,970	85,722
Income (loss) from equity investments	(4,459)	1,953	(2,506)
Total assets	1,806,736	455,756	2,262,492
Net operating assets (2)	1,304,574	370,796	1,675,370
Investment in equity affiliates	241,599	17,534	259,133
Expenditures for long-lived assets	30,199	14,559	44,758

2000
Net sales	$1,426,931	$466,436	$1,893,367
Segment operating income (1)	15,452	30,540	45,992
Depreciation and amortization	73,877	18,060	91,937
Income (loss) from equity investments	(18,685)	983	(17,702)
Total assets	1,895,287	521,503	2,416,790
Net operating assets (2)	1,313,250	435,183	1,748,433
Investment in equity affiliates	231,324	19,647	250,971
Expenditures for long-lived assets	52,578	14,442	67,020

   (1)    Segment operating income excludes the following unusual items: for the nine months ended December 31, 2002, $12 million of Scipio/Atlanta restructuring charges, $5 million associated with flooding in Costa Rica and Panama in early December and $5 million for severance in connection with the first stage of the Company’s strategic cost-reduction programs. Substantially all of these charges are related to the Company’s Fresh Produce operations; in 2001, $28 million of charges primarily associated with the closure of farms, and a labor strike and related issues at the Company’s Armuelles, Panama banana producing division; in 2000, $35 million of charges primarily associated with the write-downs of production and sourcing assets in the Fresh Produce operations, including the curtailment in June 2000 of additional Hurricane Mitch farm rehabilitation. These charges in 2000 were partially offset by a $15 million gain on the sale of California Day-Fresh Foods, Inc., a processor and distributor of natural fresh fruit and vegetable juices that was part of the Company’s Processed Foods operations.

   (2)    Net operating assets consist of total assets less (i) cash and equivalents and assets of discontinued operations and (ii) total liabilities other than debt, liabilities subject to compromise and liabilities of discontinued operations.

The Fresh Produce segment includes the sourcing, transportation, distribution and marketing of bananas, which comprises approximately 85% of Fresh Produce net sales, and a wide variety of other fresh fruits and vegetables. The Processed Foods segment consists of the production, distribution and marketing of the Company’s private-label and branded canned vegetables, processed bananas and edible oil based consumer products. The Company’s private-label and branded canned vegetables are sold through its subsidiary, Chiquita Processed Foods (“CPF”), which accounts for over 90% of Processed Foods segment net sales. In March 2003, the Company entered into a definitive agreement to sell CPF to Seneca Foods Corporation (see Note 3).

Financial information by geographic area is as follows:

	Reorganized Company	Predecessor Company

(In thousands)	Nine Months Ended December 31, 2002	Three Months Ended March 31, 2002	Year Ended December 31,

			2001	2000

Net sales
United States	$762,085	$303,927	$1,066,064	$1,092,078
Central and South America	644	614	698	9,764
Europe and other international	680,320	242,449	815,406	791,525

	$1,443,049	$546,990	$1,882,168	$1,893,367

	Reorganized Company	Predecessor Company

(In thousands)	December 31, 2002	December 31,

		2001	2000

Long-lived assets
United States	$304,286	$285,157	$320,031
Central and South America	134,282	483,442	514,889
Europe and other international	283,795	247,767	230,483
Shipping operations	164,891	396,290	422,932

	$887,254	$1,412,656	$1,488,335

The Company’s products are sold throughout the world and its principal production and processing operations are conducted in Central and South America and the United States. Chiquita’s earnings are heavily dependent upon products grown and purchased in Central and South America. These activities, a significant factor in the economies of the countries where Chiquita produces bananas and related products, are subject to the risks that are inherent in operating in such foreign countries, including government regulation, currency restrictions and other restraints, risk of expropriation, risk of political instability and burdensome taxes. Certain of these operations are substantially dependent upon leases and other agreements with these governments.

The Company is also subject to a variety of government regulations in certain countries where it markets bananas and other products, including import quotas and tariffs, currency exchange controls and taxes.

Note 17 - Litigation

A number of legal actions are pending against the Company. Based on information currently available to the Company and advice of counsel, management does not believe such litigation will, individually or in the aggregate, have a material adverse effect on the financial statements of the Company.

Note 18 - Quarterly Financial Data (Unaudited)

The following quarterly financial data are unaudited, but in the opinion of management include all necessary adjustments for a fair presentation of the interim results, which are subject to significant seasonal variations. Amounts presented will differ from previously filed Quarterly Reports on Form 10-Q because of reclassifications for discontinued operations.

2002	Predecessor Company	Reorganized Company

(In thousands, except per share amounts)	March 31	June 30	Sep. 30	Dec. 31

Net sales	$546,990	$530,242	$429,304	$483,503
Cost of sales	(434,168)	(402,751)	(366,106)	(442,455)
Operating income (loss)	42,301	57,619	1,186	(26,423)
Income (loss) from continuing operations before cumulative effect of a change in method of accounting	(248,118)	45,193	(9,969)	(37,354)
Discontinued operations	(5,182)	2,521	1,739	11,065
Income (loss) before cumulative effect of a change in method of accounting	(253,300)	47,714	(8,230)	(26,289)
Cumulative effect of a change in method of accounting	(144,523)	—	—	—
Net income (loss)	(397,823)	47,714	(8,230)	(26,289)

Basic and diluted earnings (loss) per share:
Continuing operations	(3.16)	1.13	(.25)	(.94)
Discontinued operations	(.07)	.06	.04	.28
Before cumulative effect of a change in method of accounting	(3.23)	1.19	(.21)	(.66)
Cumulative effect of a change in method of accounting	(1.85)	—	—	—
Net income (loss)	(5.08)	1.19	(.21)	(.66)

Reorganized Company:
Common stock market price
High	—	18.60	17.55	15.40
Low	—	15.64	14.01	11.10

Predecessor Company:
Common stock market price
High	0.87	—	—	—
Low	0.63	—	—	—

2001	Predecessor Company

(In thousands, except per share amounts)	March 31	June 30	Sep. 30	Dec. 31

Net sales	$497,641	$504,800	$424,196	$455,531
Cost of sales	(388,481)	(406,203)	(359,305)	(407,198)
Operating income (loss)	38,980	22,761	(5,197)	(23,269)
Income (loss) from continuing operations	5,296	(12,134)	(39,348)	(73,685)
Discontinued operations	(1,168)	1,146	1,125	—
Net income (loss)	4,128	(10,988)	(38,223)	(73,685)

Basic and diluted earnings (loss) per share:
Continuing operations	.03	(.20)	(.57)	(.98)
Discontinued operations	(.02)	.01	.01	—
Net income (loss)	.01	(.19)	(.56)	(.98)
Common stock market price
High	3.06	1.78	1.56	0.86
Low	1.01	0.99	0.82	0.42

During interim periods within a year, the Company expenses fixed costs associated with banana sourcing and logistics on a per box basis using estimated annual fixed costs and volume in order to recognize consistent fixed costs per box on a quarterly basis. These interim period deferred balances are fully expensed by year-end. For 2002, this policy resulted in fixed costs deferred in other current assets of $18 million at March 31, 2002, $21 million at June 30, 2002, $17 million at September 30, 2002, and $0 at December 31, 2002. For 2001, this policy resulted in fixed costs deferred of $16 million at March 31, 2001, $18 million at June 30, 2001, $14 million at September 30, 2001, and $0 at December 31, 2001. The Company has determined that expensing fixed costs as they are incurred is preferable to deferring these costs. As a result, beginning in 2003, the Company will no longer defer such costs in interim periods throughout the year.

Fourth quarter operating losses in 2002 include $12 million of Scipio/Atlanta restructuring charges, $5 million associated with flooding in Costa Rica and Panama and $5 million for severance. In addition, financial restructuring charges of $286 million and a cumulative effect of $145 million from the change in method of accounting for goodwill are included in net loss in the first quarter of 2002.

Operating losses in the third and fourth quarters of 2001 include charges of $8 million and $20 million, respectively, primarily associated with the closure of farms, a third quarter labor strike and related labor issues at the Company’s Armuelles, Panama banana producing division. In addition, financial restructuring items of $1 million in the first quarter, $3 million in each of the second and third quarters and $27 million in the fourth quarter are included in net income (loss).

Per share results include the effect, if dilutive, of assumed conversion of preferred and preference stock, convertible debentures and options into common stock during the period presented. The effects of assumed conversions are determined independently for each respective quarter and year and may not be dilutive during every period due to variations in operating results. Therefore, the sum of quarterly per share results will not necessarily equal the per share results for the full year.

Chiquita Brands International, Inc.
SELECTED FINANCIAL DATA

	Reorganized Company	Predecessor Company

(In thousands, except per share amounts)	Nine Months Ended December 31, 2002	Three Months Ended March 31, 2002	Year Ended December 31,

			2001	2000	1999	1998

FINANCIAL CONDITION
Working capital	$370,869	$408,894	$389,976	$239,601	$419,866	$302,573
Capital expenditures	43,833	4,572	27,993	53,964	138,804	101,794
Total assets	1,642,241	1,779,019	2,262,492	2,416,790	2,596,127	2,509,133
Capitalization
Short-term debt*	75,648	87,661	99,618	277,979	117,253	157,213
Long-term debt*	441,803	538,246	289,778	1,043,242	1,207,669	988,651
Liabilities subject to compromise*	—	—	962,820	—	—	—
Shareholders’ equity	629,289	612,753	448,594	582,543	705,286	793,980

OPERATIONS
Net sales	$1,443,049	$546,990	$1,882,168	$1,893,367	$2,200,829	$2,336,334
Operating income*	32,382	42,301	33,275	25,932	43,181	85,404
Loss from continuing operations before cumulative effect of a change in method of accounting	(2,130)	(248,118)	(119,871)	(94,072)	(55,667)	(17,830)
Discontinued operations	15,325	(5,182)	1,103	(795)	(2,715)	(582)
Income (loss) before cumulative effect of a change in method of accounting	13,195	(253,300)	(118,768)	(94,867)	(58,382)	(18,412)
Cumulative effect of a change in method of accounting	—	(144,523)	—	—	—	—
Net income (loss)*	13,195	(397,823)	(118,768)	(94,867)	(58,382)	(18,412)

SHARE DATA
Shares used to calculate diluted loss per common share	39,967	78,273	73,347	66,498	65,768	64,663
Diluted loss per common share:
Continuing operations	$(.05)	$(3.16)	$(1.80)	$(1.67)	$(1.11)	$(.54)
Discontinued operations	.38	(.07)	.02	(.01)	(.04)	(.01)
Before cumulative effect of a change in method of accounting	.33	(3.23)	(1.78)	(1.68)	(1.15)	(.55)
Cumulative effect of a change in method of accounting	—	(1.85)	—	—	—	—
Net income (loss)	.33	(5.08)	(1.78)	(1.68)	(1.15)	(.55)

Dividends per common share		—	—	—	.20	.20
Market price per common share:
Reorganized Company:
High	18.60	—	—	—	—	—
Low	11.10	—	—	—	—	—
End of period	13.26	—	—	—	—	—
Predecessor Company:
High	—	0.87	3.06	5.63	11.75	16.00
Low	—	0.63	0.42	0.88	3.38	9.50
End of period	—	0.71	0.64	1.00	4.75	9.56

      *    See Management’s Discussion and Analysis of Financial Condition and Results of Operations and Notes to Consolidated Financial Statements for a discussion of parent company debt restructuring and for a discussion of significant items included in operating income for the nine months ended December 31, 2002, the three months ended March 31, 2002, and the years ended 2001 and 2000.