Form 10-K, Exhibit 13
period 2003-12-31
CHIQUITA BRANDS INTERNATIONAL INC
filed 2004-03-11
CIK 101063

Exhibit 13

Statement of Management Responsibility

The financial information presented in this Annual Report is the responsibility of Chiquita Brands International, Inc. management, which believes that it presents fairly the Company’s consolidated financial position and results of operations in accordance with generally accepted accounting principles.

The Company has a system of internal accounting controls supported by formal financial and administrative policies. This system is designed to provide reasonable assurance that the financial records are reliable for preparation of financial statements and that assets are safeguarded against losses from unauthorized use or disposition. Management reviews these systems and controls at least quarterly to assess their effectiveness. In addition, the Company has a system of disclosure controls and procedures designed to ensure that material information relating to the Company and its consolidated subsidiaries is made known to Company representatives who prepare and are responsible for the Company’s financial statements and periodic reports filed with the Securities and Exchange Commission. The effectiveness of these disclosure controls and procedures is reviewed quarterly by management, including the Company’s Chief Executive Officer and Chief Financial Officer. Management modifies and improves these systems and controls as a result of the reviews or as changes occur in business conditions, operations or reporting requirements.

The Company’s worldwide internal audit function, which reports to the Audit Committee, reviews the adequacy and effectiveness of controls and compliance with policies.

The Audit Committee of the Board of Directors consists solely of directors who are considered independent under applicable New York Stock Exchange rules, and one member of the Audit Committee, Roderick M. Hills, has been determined by the Board of Directors to be an “audit committee financial expert” as defined by SEC rules. The Audit Committee reviews the Company’s financial statements and periodic reports filed with the SEC, as well as the Company’s accounting policies and internal controls. In performing its reviews, the Committee meets periodically with the independent auditors, management and internal auditors, both together and separately, to discuss these matters.

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

/s/ FERNANDO AGUIRRE	/s/ JAMES B. RILEY	/s/ WILLIAM A. TSACALIS
Chief Executive Officer	Chief Financial Officer	Chief Accounting Officer

Exhibit 13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

In March 2002, Chiquita Brands International, Inc. completed a financial restructuring (limited to the parent holding company) when its pre-arranged Plan of Reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Plan” or “Plan of Reorganization”) became effective. References to “Predecessor Company” refer to the Company prior to March 31, 2002. References to “Reorganized Company” refer to the Company on and after March 31, 2002, after giving effect to the issuance of new securities in exchange for the previously outstanding securities in accordance with the Plan, and implementation of fresh start accounting.

The need for the Chapter 11 restructuring was caused by significantly diminished operating results primarily due to the implementation by the European Union (“EU”) of a discriminatory quota and licensing regime in the early 1990’s, which significantly decreased the Company’s banana volume sold into Europe, and by the weakness of major European currencies in relation to the U.S. dollar during the late 1990’s.

The restructuring under Chapter 11 resulted in a new reporting entity and the election of a new board of directors and Chief Executive Officer. The new management undertook a thorough analysis of the entire Company and, in late 2002, announced plans to divest non-core assets, restructure or sell the Company’s canning subsidiary, Chiquita Processed Foods (“CPF”), reduce costs through targeted programs, reduce debt, maintain the Company’s market position in the EU, and, ultimately, leverage existing assets into new businesses. In accordance with these plans, during 2003 the Company sold several businesses and investments (including CPF), used the proceeds to significantly reduce debt, and launched a new fresh-cut fruit business. In addition, in March 2003 the Company completed the acquisition of a German distributor of fresh fruits and vegetables, Atlanta AG (“Atlanta”), which has annual sales of approximately $1.2 billion and had been Chiquita’s largest customer in Europe. Accordingly, the Company’s results of operations from 2001 to 2003 will not necessarily be indicative of future results.

The EU regulatory regime relating to the importation of bananas, most recently revised in 2001, is subject to further revisions due to the addition of ten new countries to the EU in May 2004, and the scheduled conversion of the regulatory regime from a tariff rate quota to a tariff-only regime not later than 2006. In connection with the enlargement of the EU in 2004, the EU Commission has announced it will allocate new licenses in a manner consistent with the 2001 agreement, but it has not yet announced the size of the new quota. Until the details of the new regulatory framework are announced and implemented, the Company cannot predict the impact of new EU regime changes on its operations and financial results, and there can be no assurance the regulatory changes will not have a material adverse effect on the Company.

Beginning in 2002, the euro began to strengthen against the dollar, causing the Company’s sales and profits to increase as a result of the favorable exchange rate conversion of euro-denominated sales to U.S. dollars. Partially in response to the favorable exchange rates, the euro price at which the Company’s products are sold in Europe has decreased, which has partially offset the impact of favorable exchange rate conversions. As such, the Company’s revenues have not changed in direct correlation to exchange rate movements. The Company’s results will continue to be significantly affected by currency changes in Europe and, should the euro begin to weaken against the dollar, there can be no assurance that the Company will be able to offset this unfavorable currency movement with an increase to its euro pricing for bananas and other fresh produce. The Company seeks to reduce its exposure to adverse effects of

Exhibit 13

euro exchange movements in any given year by purchasing euro option, forward and zero-cost collar hedging contracts.

Other factors, including prices, weather disruptions, and other market and competitive conditions, also impact the ability to predict financial results based on prior performance. For example, in 1998, flooding from Hurricane Mitch destroyed vast areas of banana cultivations in Honduras and Guatemala, which required $94 million in capital expenditures for farm rehabilitation. By contrast, the Company was not affected in 2003 by any significant weather disruptions.

Generally accepted accounting principles do not permit combining the results of the Reorganized Company with those of the Predecessor Company in the financial statements. Accordingly, the Consolidated Statement of Income does not present results for the twelve months ended December 31, 2002. Financial highlights for 2003 compared to 2002 include the following:

•	Net sales for 2003 were $2,614 million compared to $1,140 million for the nine months ended December 31, 2002 and $446 million for the three months ended March 31, 2002. Approximately 80% of the increase was due to the acquisition of Atlanta, which was completed in March 2003.

•	Net income for 2003 was $99 million, or $2.46 per share. The Company’s 2002 results consisted of: (1) a first-quarter net loss of $398 million, which included $286 million of charges related to the Company’s bankruptcy and implementation of fresh start accounting, and a charge of $145 million for a change in the method of accounting for goodwill; and (2) net income of $13 million, or $0.33 per share, for the nine months ended December 31, 2002.

•	Operating income for 2003 was $140 million, compared to $26 million for the nine months ended December 31, 2002 and $41 million for the three months ended March 31, 2002, prior to the Company’s emergence from bankruptcy.

•	Operating income for 2003 included $41 million of net gains on asset sales, primarily the Armuelles, Panama banana division and several equity method investment joint-ventures, and $25 million of charges related to severance, losses on sales and write-downs of Atlanta assets, and shut-down of banana farms.

•	Operating income in 2002 included $21 million of charges, which resulted from the shut down of poor-performing operations at Atlanta ($12 million); flooding in Costa Rica and Panama ($5 million); and severance associated with Company cost-reduction programs ($4 million).

•	In 2003, the Company realized cost reductions of $51 million associated with tropical production, logistics, advertising and overhead, which were largely offset by $25 million of increased purchased fruit, fuel and paper costs, $11 million of increased incentive compensation, and $4 million of increased implementation expenses associated with cost-reduction programs ($8 million in 2003 versus $4 million in 2002).

•	In 2003, Chiquita sold assets for approximately $270 million, including the sale of CPF for approximately $110 million in cash, $13 million in stock, and debt assumed by the buyer.

•	The Company reduced its debt from $517 million at December 31, 2002, which included debt of discontinued operations such as CPF, to $395 million at December 31, 2003.

Exhibit 13

OPERATIONS

The Company historically reported two business segments, Fresh Produce and Processed Foods. The Fresh Produce segment included the sourcing, transportation, marketing and distribution of bananas and a wide variety of other fresh fruits and vegetables. The Processed Foods segment consisted primarily of CPF, the Company’s vegetable canning division, which accounted for more than 90% of the net sales in the segment. In May 2003, the Company sold CPF (see Note 2 to the Consolidated Financial Statements) and, in March 2003, completed the acquisition of Atlanta (see Note 7). Chiquita’s operations in the other fresh produce business increased substantially with the acquisition of Atlanta, which has annual sales of approximately $1.2 billion, of which $900 million is non-banana fresh produce. As a result of the sale of CPF and the acquisition of Atlanta, the Company’s internal reporting of the results of its business units changed, and the Company now has the following reportable segments: Bananas and Other Fresh Produce. The acquisition of Atlanta was the primary cause of increases to the Company’s sales, cost of sales and selling, general and administrative costs in 2003 compared to previous years.

The following table provides net sales and operating income on a segment basis:

	Reorganized Company			Predecessor Company
(In thousands)	Year Ended Dec. 31, 2003		Nine Months Ended Dec. 31, 2002	Three Months Ended Mar. 31, 2002	Year Ended Dec. 31, 2001
Net sales
Bananas	$1,579,900		$989,214	$351,830	$1,242,558
Other Fresh Produce	979,245		120,228	86,251	189,413
Other	54,403		30,582	8,065	33,009

Total net sales	$2,613,548		$1,140,024	$446,146	$1,464,980

Segment operating income (loss)
Bananas	$132,618		$43,323	$38,059	$42,930
Other Fresh Produce	(3,868)		(20,408)	1,768	(22,022)
Other	11,636	*	2,586	751	1,714

Total operating income	$140,386		$25,501	$40,578	$22,622

*	Includes $7 million gain on the sale of the Company’s investment in Mundimar Ltd., a Honduran palm-oil joint venture.

Banana Segment

Net sales

Banana segment net sales for 2003 increased 18% versus 2002 due to the acquisition of Atlanta, increased sales volume, and favorable European exchange rates, partially offset by lower local currency pricing for bananas in Europe. Banana net sales for 2002 increased 8% versus 2001 due to favorable currency exchange rates and increased volume in Europe and North America, partially offset by lower local pricing in both Europe and North America.

Exhibit 13

Operating income

2003 compared to 2002. Banana segment operating income for 2003 was $133 million. Banana segment operating income was $43 million for the nine months ended December 31, 2002 and $38 million for the three months ended March 31, 2002. The improvement in banana segment operating income of $52 million is primarily due to the following items:

•	$51 million from lower production, logistics, advertising and overhead costs;

•	$21 million gain on the sale of the Armuelles banana production division;

•	$6 million net benefit from European currency and banana pricing, comprised of $136 million of increased revenue from favorable European exchange rates, offset by $71 million in lower local pricing in the Company’s core Europe, Eastern European and Mediterranean markets, $30 million in increased hedging costs, $19 million in increased European costs due to the stronger euro, and $10 million less in balance sheet translation gains;

•	$6 million from increased banana volume in Europe and North America;

•	$5 million of charges incurred in 2002 related to flooding in Costa Rica and Panama (no significant flooding charges were incurred in 2003); and

•	$8 million in lower depreciation expense, primarily related to reductions in asset values recorded in conjunction with the Company’s emergence from bankruptcy in March 2002.

These favorable items were partially offset by:

•	$25 million of higher costs associated with purchased fruit, fuel and paper;

•	$11 million of higher personnel costs related to incentive compensation;

•	$4 million of increased costs, primarily severance, associated with the Company’s cost-reduction programs; and

•	$5 million adverse effect of North American banana pricing.

The following tables present the 2003 percentage change compared to 2002 for the Company’s banana prices and banana volume:

	Q1	Q2	Q3	Q4	Year
Banana Prices
North America	3%	-4%	-1%	-2%	-1%
European Core Markets
U.S. Dollars	11%	12%	3%	18%	12%
Local Currency	-9%	-10%	-10%	0%	-7%
Central and Eastern Europe/ Mediterranean
U.S. Dollars	4%	-3%	-8%	2%	-2%
Local Currency	-15%	-22%	-20%	-14%	-19%
Asia
U.S. Dollars	-7%	0%	1%	12%	0%
Local Currency	-18%	-7%	-1%	6%	-5%

Banana Volume
North America	-5%	1%	3%	9%	2%
European Core Markets	3%	10%	-1%	-1%	3%
Central and Eastern Europe/ Mediterranean	-16%	-2%	40%	13%	6%
Asia	7%	6%	23%	16%	14%

Exhibit 13

The Company’s banana sales volumes of 40-pound boxes were as follows:

(In millions, except percentages)	2003	2002	% Change
European Core Markets	47.5	46.2	2.8%
Central and Eastern Europe/ Mediterranean	16.5	15.6	5.8%
North America	55.1	54.1	1.8%

Total	119.1	115.9	2.8%

The Company is a 50% owner of a joint venture serving the Far East, which had banana sales volume of 13.9 million and 12.2 million boxes during 2003 and 2002, respectively.

The Company has entered into option, forward and zero-cost collar contracts to hedge its risks associated with euro exchange rate movements. Costs associated with the Company’s hedging program were $38 million in 2003 and $8 million in 2002. The increase in 2003 costs is associated with losses the Company sustained on forward and zero-cost collar contracts as the euro strengthened during 2003. These costs reduced the favorable impact of the exchange rate on U.S. dollar realizations of euro sales. At December 31, 2003, unrealized losses of $29 million on the Company’s forward, zero-cost collar and option contracts are included in accumulated other comprehensive income, and these losses are expected to be reclassified to net income in 2004. Beginning in late 2003, the Company began to purchase put options rather than entering into forward and zero-cost collar contracts. Purchased put options require an upfront premium payment, and reduce the negative earnings impact that any significant decline in the value of the euro would have on the conversion of euro-based revenue into U.S. dollars.

2002 compared to 2001. The $38 million improvement in banana segment operating income in 2002 compared to 2001 primarily resulted from a $37 million benefit from the strengthening of major European currencies against the U.S. dollar, $20 million of import license savings, higher profits of approximately $12 million from the Company’s Far East joint venture operations due to higher banana prices, and a $28 million decrease in depreciation and amortization expense primarily as a result of the Company’s financial restructuring. These improvements were partially offset by a $50 million effect of lower local banana pricing in the Company’s North American and European banana operations and higher advertising costs of $15 million. Additional profit from higher banana sales volume was offset by higher tropical production costs. Banana results in 2002 also included charges of $19 million primarily related to flooding in the tropics, severance and other cost-reduction program costs, and Atlanta losses on asset sales. In 2001, banana results include $28 million of charges primarily related to the closure of farms and a labor strike and related labor issues at the Company’s Armuelles division.

Other Fresh Produce Segment

Net sales

Other Fresh Produce net sales increased by $773 million to $979 million in 2003, primarily due to the acquisition of Atlanta in March 2003. Net sales for 2002 increased by 9% compared to 2001 due to increased volumes, particularly in melons and grapes.

Exhibit 13

Operating income

2003 compared to 2002. The Other Fresh Produce segment incurred an operating loss of $4 million in 2003. The operating loss was $20 million for the nine months ended December 31, 2002 and operating income of $2 million was generated for the three months ended March 31, 2002. Other Fresh Produce operating results benefited by $15 million in 2003 compared to 2002 from the following favorable items:

•	$11 million from improvements and consolidation of Atlanta’s other fresh produce business and increased pineapple and grape sales; and

•	$8 million of gains associated with the sale of shares of Chiquita Brands South Pacific and other equity method investments.

These favorable items were partially offset by $4 million of increased charges at Atlanta related to severance and losses on asset sales and write-downs. See Note 7 to the Consolidated Financial Statements for further information on the Atlanta charges.

2002 compared to 2001. The $3 million improvement in Other Fresh Produce results in 2002 compared to 2001 primarily relates to higher sales volumes and reduced operating costs. These improvements were mostly offset by a $3 million tax settlement and $8 million of charges and write-downs incurred by Atlanta, which prior to its acquisition in 2003 was accounted for as an equity investee. These charges were primarily related to severance, asset write-downs and costs associated with the closure of poor-performing units, and the disposal of non-core assets.

Interest, Financial Restructuring and Taxes

Interest expense in 2003 was $42 million, which was $5 million higher than the prior year. Interest expense increased $4 million due to the acquisition of Atlanta and related debt and $6 million due to higher interest expense on parent company debt because no interest was accrued on parent company debt while the Company was in Chapter 11 proceedings during the first quarter of 2002. These items were offset by a $5 million decrease in subsidiary interest expense due to lower interest rates and lower average debt outstanding.

Financial restructuring items totaled a net charge of $286 million for the quarter ended March 31, 2002, $63 million of which was associated with discontinued operations. See Note 16 to the Consolidated Financial Statements for details of the 2002 charge. During 2001, the Company incurred $34 million of reorganization costs in connection with its financial restructuring. These costs primarily consisted of professional fees and a write-off of parent company debt issuance costs.

Income taxes consist principally of foreign income taxes currently paid or payable. U.S. federal income tax expense is low because most of the Company’s corporate overhead costs and interest expense are U.S.-based and deductible for federal tax purposes against U.S. income. In 2002, income tax expense includes a $4 million benefit from a 2002 tax law that changed the calculation of the Company’s 2001 U.S. alternative minimum tax liability. See Note 14 to the Consolidated Financial Statements for further information about the Company’s income taxes.

Discontinued Operations

In May 2003, the Company sold CPF to Seneca Foods Corporation for $110 million of cash and approximately 968,000 shares of Seneca preferred stock convertible into an equal number of shares of Seneca Common Stock Class A. Seneca also assumed CPF debt, which was $61 million on the sale date

Exhibit 13

($81 million at December 31, 2002). The Company recognized a $9 million gain on the transaction, and the gain is included in discontinued operations for 2003.

In April 2003, the Company sold a port operation of Atlanta for approximately $10 million in cash. A gain of $3 million was recognized in discontinued operations during the 2003 second quarter. Additionally, throughout 2003 the Company has sold or agreed to sell several other Atlanta subsidiaries for a loss of $4 million.

In January 2003, the Company sold Progressive Produce Corporation (“Progressive”), a California packing and distribution company, for approximately $7 million in cash. A $2 million gain on this sale was recognized in discontinued operations in the 2003 first quarter.

In December 2002, the Company sold its interest in the Castellini group of companies (“Castellini”), a wholesale produce distribution business in the midwestern United States, for approximately $45 million, consisting of $21 million in cash plus debt assumed by the buyer. The Company recognized a gain of $10 million on this transaction in discontinued operations in the fourth quarter of 2002.

In addition to the gains on sale, the discontinued operations caption includes the operating results of these companies for all income statement periods presented in which they were owned.

Subsequent Event

In January 2004, the Company confirmed it is having discussions regarding the potential sale of its banana-producing and port operations in Colombia to Invesmar Ltd., the holding company of C.I. Banacol S.A., a Colombian-based producer and exporter of bananas. The discussions also involve a potential long-term agreement for Chiquita’s purchase of Colombian bananas. There can be no assurance that these discussions will lead to an agreement or a transaction. Chiquita currently produces approximately 11 million boxes of bananas in Colombia, which represents about 10% of its volume sourced from Latin America.

Cumulative Effect of a Change in Method of Accounting

As of January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 (“SFAS No. 142”), “Goodwill and Other Intangible Assets,” as described under “Critical Accounting Policies and Estimates” below.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources Information

Cash received from the sales of CPF and other assets caused the Company’s cash balance to increase to $134 million at December 31, 2003. Other balance sheet amounts increased at December 31, 2003 compared to December 31, 2002 as a result of the acquisition of Atlanta (these are described in detail in Note 7 to the Consolidated Financial Statements).

Operating cash flow was $75 million in 2003, $27 million in the nine months ended December 31, 2002, $(13) million in the three months ended March 31, 2002 and $26 million in 2001. Operating cash flow in 2003 reflects $17 million in statutory severance payments made to approximately 3,000 employees whose employment was terminated upon completion of the sale of the Armuelles division in

Exhibit 13

June 2003. The 2001 operating cash flow amount includes a $78 million benefit from non-payment of interest expense on parent company debt that was later restructured.

Capital expenditures were $51 million for 2003, $32 million for the nine months ended December 31, 2002, $3 million for the three months ended March 31, 2002 and $14 million in 2001. Prior to and during the bankruptcy, the Company minimized its capital expenditures, while the 2003 capital expenditures reflected a more normal level of capital spending. Capital expenditures included $14 million in 2003 and $14 million in 2002 to purchase a ship in each period; the ships were formerly under operating lease to the Company. Capital expenditures in 2003 included $8 million to set up and equip a fresh-cut fruit processing facility; the Company expects to continue to expand its fresh-cut fruit business. Capital expenditures in 2003 also included $7 million for implementation of a global business processing system; this system implementation will continue throughout 2004 and 2005.

The following table summarizes the Company’s contractual obligations for future cash payments at December 31, 2003, which are primarily associated with debt principal repayments, operating leases and long-term banana purchase contracts:

(In thousands)	Total	Within 1 year	2-3 years	4-5 years	After 5 years
Long-term debt
Parent company	$250,000	$—	$—	$—	$250,000
Subsidiaries	135,365	38,875	48,695	30,290	17,505
Notes and loans payable	9,195	9,195	—	—	—
Operating leases	129,626	48,658	43,004	19,257	18,707
Purchase commitments	939,165	249,654	212,025	170,436	307,050

	$1,463,351	$346,382	$303,724	$219,983	$593,262

The Company’s purchase commitments consist primarily of long-term contracts to purchase bananas from third party producers. The terms of these contracts, which set the price for the committed fruit to be purchased, range from one to fifteen years. However, many of these contracts are subject to price renegotiations every one to two years. Therefore, the Company is only committed to purchase bananas at the contract price until the renegotiation date. The purchase obligations included in the table are based on the estimated production volume the Company is committed to purchase until the renegotiation date and the contract purchase price. The banana purchase commitments reflected in the table above represent normal and customary operating commitments in the industry. Most of the 2004 banana volume to be purchased is reflected above, as the Company has secured and committed to its banana sources for the upcoming year. Substantially all of the contracts provide for minimum penalty payments that are less than the amounts included in the table above in situations in which the Company purchases less than the committed volume of bananas.

Total debt at December 31, 2003 was $395 million versus $517 million (including discontinued operations) at December 31, 2002. The reduction in debt resulted from the sales of assets and operating cash flow. During 2003, the Company sold assets for approximately $270 million, including the sale of CPF for approximately $110 million in cash, $13 million in stock, and debt assumed by the buyer. The reductions were offset by the addition of a new $65 million term loan upon the acquisition of Atlanta in March 2003, $14 million for the purchase of a ship that had previously been under operating lease to the Company, and $16 million resulting from the consolidation of Chiquita-Enza (described in Note 8 to the Consolidated Financial Statements).

Exhibit 13

The following table illustrates the change in the debt balances from December 31, 2002 to December 31, 2003:

	December 31,
(In thousands)	2003	2002
Parent Company
10.56% Senior Notes	$250,000	$250,000
Subsidiaries
CBI facility
Revolver	—	—
Term loan	—	64,350
New term loan for Atlanta	9,798	—
Shipping	108,436	109,917
Chiquita-Enza	16,123	—
Other	10,203	12,230

Total debt, excluding CPF	394,560	436,497
CPF - sold in May 2003	—	80,954

Total debt, including CPF	$394,560	$517,451

The $250 million of Senior Notes mature on March 15, 2009. Beginning in March 2005, the Notes are callable by the Company at a price of 105.28%, declining to par value in 2008. Prior to March 2005, substantial premiums are associated with any call of the Notes by the Company, as described in Note 10 to the Consolidated Financial Statements. These Notes were issued by Chiquita Brands International, Inc. (“CBII”), the parent holding company, and are not secured by any of the assets of CBII or any of its subsidiaries. Interest payments of $13 million on the Senior Notes are payable semiannually. The indenture for the Senior Notes contains dividend payment restrictions that, at December 31, 2003, limited the aggregate amount of dividends that could be paid by CBII to $25 million. The indenture has additional restrictions related to asset sales, incurrence of additional indebtedness, granting of liens, sale-leaseback transactions, investments and acquisitions, business activities, and related-party transactions.

Of the subsidiary debt, $108 million is indebtedness secured by the Company’s ships. This indebtedness matures in installments of $19-$25 million per year from 2004 through 2007, and $8-$10 million per year from 2008 to 2010. The Company’s ships were built through a series of capital expenditures in the late 1980s and early 1990s and have remaining useful lives of 10-15 years.

The Company’s operating subsidiary, Chiquita Brands, Inc. (“CBI”), now known as Chiquita Brands L.L.C., has a secured bank credit facility (“the CBI facility”) comprised of the following parts:

•	An $86 million revolving line of credit, of which $9 million had been used to issue letters of credit and no borrowings were outstanding at December 31, 2003 (letters of credit were $4 million and no borrowings were outstanding at December 31, 2002);

•	A term loan to support the operations of CBI, which had been paid in full at December 31, 2003 ($64 million at December 31, 2002) and cannot be re-borrowed; and

•	A term loan to a subsidiary of CBI to support the operations of Atlanta (“Term B Loan”), which had an outstanding balance of $10 million at December 31, 2003 (the Term B Loan was not in place at December 31, 2002).

The CBI facility contains covenants that limit the distribution of cash from CBI to CBII, the parent holding company, to amounts necessary to pay interest on the Senior Notes (provided CBI meets certain liquidity tests), income taxes and permitted CBII overhead (see Note 10 to the Consolidated Financial Statements). Because of these cash distribution restrictions from CBI to CBII, and because CBII

Exhibit 13

currently has no source of cash except for distributions from CBI, any payment of common stock dividends to Chiquita shareholders would require approval from the CBI facility lenders. Similar approvals would be required for a Company buyback of common stock. The CBI facility also has covenants that require CBI to maintain certain financial ratios related to debt coverage and income, and that limit capital expenditures and investments. This variable rate debt expires in June 2004 and, accordingly, the Term B Loan amount outstanding is classified as long-term debt due within one year. The Company has held discussions with lenders relating to negotiating a new revolving credit facility or extending the term of the existing facility.

Chiquita sold CPF to Seneca Foods Corporation in May 2003 as previously described. Other significant amounts of cash proceeds from asset sales during 2003 included $21 million from the sale of a Honduran palm oil joint venture, $15 million from the sale of the Armuelles, Panama banana production division, $14 million from the sale of shares in Chiquita Brands South Pacific, $7 million from the sale of Progressive Produce Company, $10 million from the sale of a port operation of Atlanta, and $7 million from the sale of two domestic distribution facilities.

The Company believes that the cash flow generated by operating subsidiaries, the cash received from the sale of CPF and other assets, and its borrowing capacity provide sufficient cash reserves and liquidity to fund the Company’s working capital needs, capital expenditures and debt service requirements.

Parent Company Debt Restructuring

On March 19, 2002, Chiquita Brands International, Inc. (“CBII”), a parent holding company without business operations of its own, completed its financial restructuring when its pre-arranged Plan of Reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Plan” or “Plan of Reorganization”) became effective. The securities issued pursuant to the Plan and the fresh start adjustments are described in Note 16 to the Consolidated Financial Statements. CBII’s general unsecured creditors (other than the holders of the Predecessor Company’s senior notes and subordinated debentures) were not affected by the Chapter 11 bankruptcy proceedings. None of CBII’s subsidiaries was a party to the Chapter 11 proceedings. Subsidiaries were able to meet their obligations with their own cash flow and credit facilities, and accordingly, continued to operate normally and without interruption during the Chapter 11 proceedings, and none of their creditors were affected.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s significant accounting policies are summarized in Note 1 to the Consolidated Financial Statements. The additional discussion below addresses major judgments used in:

•	reviewing the carrying values of intangibles;

•	reviewing the carrying values of property, plant and equipment; and

•	accounting for pension and tropical severance plans.

Review of Carrying Values of Intangibles

Trademark

At December 31, 2003, the Company’s Chiquita trademark had a carrying value of $388 million. The value of this asset was established in connection with fresh start reporting in March 2002, and was determined through independent appraisal using a “relief-from-royalty” method. The year-end 2003 carrying value was supported by an updated appraisal which indicated that no impairment was present

Exhibit 13

and no write-down was required. A Company-determined revenue growth rate of 3.0% was used in the appraisal. Other assumptions, as determined by the outside appraiser, include a royalty rate of 3.5%, a discount rate of 11.75%, and an income tax rate of 37% applied to the royalty cash flows. The valuation is sensitive to the royalty rate assumption. A one-half percentage point change to the royalty rate could impact the appraisal by up to $70 million.

Goodwill

Substantially all of the Company’s $43 million of goodwill relates to its acquisition of Atlanta during 2003. The Company estimated the fair value of Atlanta based on expected future cash flows generated by Atlanta discounted at 12%. Based on this calculation, there was no indication of impairment and, as such, no write-down of the goodwill carrying value was required. A change to the discount rate of one percentage point would affect the calculated fair value of Atlanta by approximately $5 million. Also, a $1 million change per year in the expected future cash flows would affect the calculated fair value of Atlanta by approximately $5 million.

Review of Carrying Values of Property, Plant and Equipment

The Company also reviews the carrying value of its property, plant and equipment when impairment indicators are noted, as prescribed by Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” by comparing estimates of undiscounted future cash flows, before interest charges, included in the Company’s operating plans with the carrying values of the related assets. These reviews at December 31, 2003 and 2002 did not reveal any instances in which an impairment charge was required.

Pension and Tropical Severance Plans

Significant assumptions used in the actuarial calculation of the Company’s defined benefit pension and tropical pension plans include the discount rate, long-term rate of compensation increase, and the long-term rate of return on plan assets. The weighted average discount rate assumptions were 6.0% and 6.5% at December 31, 2003 and 2002, respectively, for domestic pension plans, which represents the rate on high quality, fixed income investments in the U.S., such as Moody’s Aa rated corporate bonds. The discount rate assumptions for the tropical severance plans were 8.5% and 9.0% at December 31, 2003 and 2002, respectively, which represents the rate on high quality, fixed income investments in the Latin American countries in which the Company operates, such as government bonds. The long-term rate of compensation increase for domestic plans was decreased to 5.0% in 2003 from 6.0% in 2002. The long-term rate of compensation increase assumed for tropical severance plans was lowered in 2002 to 5.0% from 6.0%. Both decreases reflected the Company’s expectations regarding wage increases. The long-term rate of return on plan assets was assumed to be 8.0% for domestic plans for each of the last three years. Actual rates of return were substantially higher during 2003, but annual returns under this long-term rate assumption are inherently subject to year-to-year variability.

A one percentage point change to the discount rate, long-term rate of compensation increase, or long-term rate of return on plan assets affects pension expense by less than $1 million annually.

Exhibit 13

RISKS OF INTERNATIONAL OPERATIONS

The Company conducts operations in many foreign countries. Information about the Company’s operations by geographic area is in Note 15 to the Consolidated Financial Statements. The Company’s foreign operations are subject to a variety of risks inherent in doing business abroad.

In 1993, the European Union (“EU”) implemented a discriminatory quota and licensing regime governing the importation of bananas into the EU. This regime significantly decreased the Company’s banana volume sold into the EU and resulted in significantly decreased operating results for the Company as compared to prior years.

During nine years of legal challenges through the World Trade Organization (“WTO”) and its predecessor, the EU quota and licensing regime was determined in several rulings to be in violation of the EU’s international trade obligations. In April 2001, the European Commission agreed to reform the EU banana import regime. The agreement led to a partial redistribution of licenses for the import of Latin American bananas under a tariff rate quota system for historical operators that went into effect on July 1, 2001. As a result, the Company has not needed to purchase as many import licenses as had been required prior to July 1, 2001 in order to meet its customer demand.

On May 1, 2004, ten Central and Eastern European countries are scheduled to join the EU. This EU enlargement will lead to an increase in the EU’s banana tariff rate quota volume and the issuance of additional banana import licenses. In March 2004, the European Commission published regulations governing the allocation of the new licenses and stated that the allocation will be consistent with the 2001 agreement. However, the Commission did not announce the size of the quota increase and may not do so before April 2004. At this stage, management cannot predict the number or share of new licenses it will receive or the impact that the EU’s decisions on enlargement will have on prices and other market conditions for the sale of bananas in the EU, and there can be no assurance that the 2004 enlargement will not have a material adverse effect on the Company.

Under the April 2001 agreement, the EU banana tariff rate quota system is scheduled to be followed by a tariff-only system no later than 2006. The EU has previously indicated to the WTO that under a tariff-only system, African and Caribbean bananas would need a tariff preference of 300 euro per metric ton relative to Latin American bananas to remain competitive in the EU marketplace. A 300 euro per metric ton tariff on Latin American bananas would represent a substantial increase over the EU’s 75 euro per metric ton tariff now applicable to Latin American bananas entering within the tariff rate quota system. In order to remain consistent with WTO principles, any new EU banana tariff is required under a November 2001 WTO decision to “maintain total market access” for Latin American suppliers. That decision establishes consultation and arbitration procedures for determining whether Latin American market access would be maintained and requires that those procedures be completed before any new EU tariff-only system takes effect. In February 2004, the Commission informally indicated its intention to seek implementation of a tariff-only system prior to 2006. Accordingly, there can be no assurance that the tariff rate quota system will remain unchanged through 2005, that a tariff-only system will not be implemented until after 2005 or that, if implemented, the tariff levels established will not be materially adverse to marketers of Latin American bananas, such as the Company.

The Company has international operations in many foreign countries, including those in Central and South America, the Philippines and La Côte d’Ivoire. The Company must continually evaluate the risks in these countries, including Colombia, where an unstable environment has made it increasingly difficult to do business. The Company’s activities are subject to risks inherent in operating in these countries, including government regulation, currency restrictions and other restraints, burdensome taxes, risks of expropriation, threats to employees, political instability and terrorist activities, including extortion, and

Exhibit 13

risks of action by U.S. and foreign governmental entities in relation to the Company. Should such circumstances occur, the Company might need to curtail, cease or alter its activities in a particular region or country. Chiquita’s ability to deal with these issues may be affected by applicable U.S. laws. The Company is currently dealing with one such issue, which it has brought to the attention of the appropriate U.S. authorities who are reviewing the matter. Management currently believes that the matter can be resolved in a manner that is not material to the Company, although there can be no assurance in this regard.

MARKET RISK MANAGEMENT - FINANCIAL INSTRUMENTS

Chiquita’s products are distributed in more than 60 countries. Its international sales are made primarily in U.S. dollars and major European currencies. The Company reduces currency exchange risk from sales originating in currencies other than the dollar by exchanging local currencies for dollars promptly upon receipt. The Company further reduces its exposure to exchange rate fluctuations by purchasing foreign currency option, forward and zero-cost collar contracts (principally euro contracts) to hedge sales denominated in foreign currencies. The potential loss on these contracts from a hypothetical 10% increase in euro currency rates at both December 31, 2003 and 2002 would be approximately $24 million. However, the Company expects that any loss on these contracts would tend to be more than offset by an increase in the dollar realization of the underlying sales denominated in foreign currencies.

Chiquita’s interest rate risk arises from its fixed and variable rate debt (see Note 10 to the Consolidated Financial Statements). Of the $395 million total debt at December 31, 2003, approximately $320 million, or 81%, was fixed-rate debt, and $75 million, or 19%, was variable-rate debt. Fixed-rate debt was primarily comprised of the Company’s $250 million 10.56% Senior Notes. The adverse change in fair value of the Company’s fixed-rate debt from a hypothetical 10% decrease in interest rates would be approximately $4 million at both December 31, 2003 and 2002.

The Company’s transportation costs are exposed to the risk of rising fuel prices. To reduce this risk, the Company enters into fuel swap contracts that would offset potential increases in the market fuel prices. The potential loss on these swap contracts from a hypothetical 10% decrease in fuel oil prices would be approximately $2 million at December 31, 2003 and $1 million at December 31, 2002. However, the Company expects that any decline in the fair value of these contracts would be offset by a decrease in the cost of underlying fuel purchases.

The Company changed its method of market risk presentation from using a value-at-risk model to using the sensitivity analysis presented above in order to provide further clarity and understanding regarding the Company’s financial instrument market risks.

(See Note 9 to the Consolidated Financial Statements for additional discussion of the Company’s hedging activities.)

Exhibit 13

*******

This Annual Report contains certain information that may be deemed to be statements that are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements reflect management’s current views and estimates of future economic circumstances, industry conditions and Company performance. They are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita, including: the impact of changes in the European Union banana import regime expected to occur in connection with the enlargement of the EU in 2004 and the anticipated conversion to a tariff-only regime not later than 2006; prices for Chiquita products; availability and costs of products and raw materials; currency exchange rate fluctuations; natural disasters and unusual weather conditions; operating efficiencies; labor relations; actions of governmental bodies; the continuing availability of financing; the Company’s ability to realize its announced cost-reduction goals; risks inherent in operating in foreign countries, including government regulation, currency restrictions and other restraints, burdensome taxes, risks of expropriation, threats to employees, political instability and terrorist activities, including extortion, and risks of action by U.S. and foreign governmental entities in relation to the Company; and other market and competitive conditions. See Risks of International Operations for further information.

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

Report of Ernst & Young, Independent Auditors

To the Board of Directors and Shareholders of Chiquita Brands International, Inc.

We have audited the accompanying consolidated balance sheets of Chiquita Brands International, Inc. as of December 31, 2003 and 2002 (Reorganized Company), and the related consolidated statements of income, shareholders’ equity, and cash flow for the year ended December 31, 2003 (Reorganized Company), the nine months ended December 31, 2002 (Reorganized Company), the three months ended March 31, 2002 (Predecessor Company), and the year ended December 31, 2001 (Predecessor Company). These financial statements, appearing on pages 17 to 53, are the responsibility of the Company’s management. Our responsibility is to express an opinion on those financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chiquita Brands International, Inc. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for the year ended December 31, 2003, the nine month period ended December 31, 2002, the three month period ended March 31, 2002, and the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As more fully described in Note 16 to the Consolidated Financial Statements, effective March 19, 2002, the Company emerged from protection under Chapter 11 of the U.S. Bankruptcy Code pursuant to a Reorganization Plan that was confirmed by the Bankruptcy Court on March 8, 2002. In accordance with AICPA Statement of Position 90-7, the Company adopted “fresh start” accounting whereby its assets, liabilities and new capital structure were adjusted to reflect estimated fair value at March 31, 2002. As a result, the consolidated financial statements for the periods subsequent to March 31, 2002 reflect the Reorganized Company’s new basis of accounting and are not comparable to the Predecessor Company’s pre-reorganization consolidated financial statements.

Additionally, as described in Note 1 to the Consolidated Financial Statements, in 2003 the Company changed its method of accounting for employee stock options and variable interest entities, and in 2002 the Company changed its method of accounting for goodwill and other intangible assets.

/s/ Ernst & Young

Cincinnati, Ohio

February 12, 2004

Chiquita Brands International, Inc.

CONSOLIDATED STATEMENT OF INCOME

	Reorganized Company*		Predecessor Company*
(In thousands, except per share amounts)	Year Ended December 31, 2003	Nine Months Ended December 31, 2002	Three Months Ended March 31, 2002	Year Ended December 31, 2001
Net sales	$2,613,548	$1,140,024	$446,146	$1,464,980
Operating expenses
Cost of sales	2,224,658	941,469	346,500	1,201,549
Selling, general and administrative	249,668	150,605	42,191	174,150
Depreciation	36,823	22,449	16,877	66,659
Gain on sale of equity method investments	(16,829)	—	—	—
Gain on sale of Armuelles division	(21,158)	—	—	—

	2,473,162	1,114,523	405,568	1,442,358

Operating income	140,386	25,501	40,578	22,622
Interest income	3,227	2,937	624	7,830
Interest expense	(42,450)	(30,260)	(7,555)	(111,235)
Financial restructuring items	—	—	(222,341)	(33,604)

Income (loss) from continuing operations before income taxes and cumulative effect of a change in method of accounting	101,163	(1,822)	(188,694)	(114,387)
Income taxes	(5,300)	(4,800)	(1,000)	(5,800)

Income (loss) from continuing operations before cumulative effect of a change in method of accounting	95,863	(6,622)	(189,694)	(120,187)
Discontinued operations:
Financial restructuring items	—	—	(63,481)	—
Income (loss) from operations	(6,161)	9,994	(125)	1,419
Gain on disposal of discontinued operations	9,504	9,823	—	—

Income (loss) before cumulative effect of a change in method of accounting	99,206	13,195	(253,300)	(118,768)
Cumulative effect of a change in method of accounting for goodwill	—	—	(144,523)	—

Net income (loss)	$99,206	$13,195	$(397,823)	$(118,768)
Dividends in arrears on old preferred and preference stock	—	—	—	(11,809)

Net income (loss) attributed to common shares	$99,206	$13,195	$(397,823)	$(130,577)

	Reorganized Company*		Predecessor Company*
(In thousands, except per share amounts)	Year Ended December 31, 2003	Nine Months Ended December 31, 2002	Three Months Ended March 31, 2002	Year Ended December 31, 2001
Net income (loss) per common share - basic:
Continuing operations	$2.40	$(0.17)	$(2.42)	$(1.80)
Discontinued operations	0.08	0.50	(0.81)	0.02

Before cumulative effect of a change in method of accounting	2.48	0.33	(3.23)	(1.78)
Cumulative effect of a change in method of accounting	—	—	(1.85)	—

Net income (loss)	$2.48	$0.33	$(5.08)	$(1.78)

Net income (loss) per common share - diluted:
Continuing operations	$2.38	$(0.17)	$(2.42)	$(1.80)
Discontinued operations	0.08	0.50	(0.81)	0.02

Before cumulative effect of a change in method of accounting	2.46	0.33	(3.23)	(1.78)
Cumulative effect of a change in method of accounting	—	—	(1.85)	—

Net income (loss)	$2.46	$0.33	$(5.08)	$(1.78)

Pro forma for accounting change:
Continuing operations		$11,408	$(207,724)
Discontinued operations		19,817	(63,606)

Before cumulative effect of a change in method of accounting		31,225	(271,330)
Cumulative effect of a change in method of accounting		—	(144,523)

Net income (loss)		$31,225	$(415,853)

Pro forma for accounting change (per share):
Continuing operations		$0.28	$(2.65)
Discontinued operations		0.50	(0.81)

Before cumulative effect of a change in method of accounting		0.78	(3.46)
Cumulative effect of a change in method of accounting		—	(1.85)

Net income (loss)		$0.78	$(5.31)

*	See Notes to Consolidated Financial Statements, including Note 1 describing the Reorganized Company and Predecessor Company.

Chiquita Brands International, Inc.

CONSOLIDATED BALANCE SHEET

	December 31,
(In thousands, except share amounts)	2003	2002
ASSETS
Current assets
Cash and equivalents	$134,296	$52,885
Trade receivables, less allowances of $13,066 and $7,023, respectively	292,522	186,280
Other receivables, net	84,289	73,137
Inventories	193,968	173,368
Prepaid expenses	17,528	14,045
Other current assets	15,347	4,588

Total current assets	737,950	504,303
Property, plant and equipment, net	440,978	308,316
Investments and other assets, net	93,377	146,083
Trademark	387,585	387,585
Goodwill	43,219	—
Assets of discontinued operations	3,610	295,954

Total assets	$1,706,719	$1,642,241

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Notes and loans payable	$9,195	$5,375
Long-term debt of subsidiaries due within one year	38,875	36,326
Accounts payable	264,373	130,829
Accrued liabilities	144,230	87,813

Total current liabilities	456,673	260,343
Long-term debt of parent company	250,000	250,000
Long-term debt of subsidiaries	96,490	144,796
Accrued pension and other employee benefits	81,899	98,069
Other liabilities	62,414	80,982
Liabilities of discontinued operations	1,897	178,762

Total liabilities	949,373	1,012,952

Shareholders’ equity
Common stock, $.01 par value (40,037,281 and 39,846,755 shares outstanding, respectively)	400	398
Capital surplus	630,868	625,589
Retained earnings	112,401	13,195
Accumulated other comprehensive income (loss)	13,677	(9,893)

Total shareholders’ equity	757,346	629,289

Total liabilities and shareholders’ equity	$1,706,719	$1,642,241

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(In thousands)	Common shares	Preferred and preference stock	Common stock	Capital surplus	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total shareholders’ equity
PREDECESSOR COMPANY*
DECEMBER 31, 2000	66,705	$253,475	$667	$766,217	$(411,300)	$(26,516)	$582,543

Net loss	—	—	—	—	(118,768)	—	(118,768)
Unrealized translation loss	—	—	—	—	—	(2,633)	(2,633)
Change in minimum pension liability	—	—	—	—	—	(7,830)	(7,830)
Changes in fair value of derivatives	—	—	—	—	—	(1,183)	(1,183)
Losses reclassified from OCI into net loss	—	—	—	—	—	2,095	2,095

Comprehensive loss before cumulative effect of adopting SFAS No. 133	—	—	—	—	—	—	(128,319)
Cumulative effect of adopting SFAS No. 133	—	—	—	—	—	(6,975)	(6,975)

Comprehensive loss							(135,294)

Share issuances
Preferred stock conversion to common stock	11,508	(113,746)	115	113,631	—	—	—
Other	60	—	1	1,344	—	—	1,345

DECEMBER 31, 2001	78,273	139,729	783	881,192	(530,068)	(43,042)	448,594

Net loss	—	—	—	—	(397,823)	—	(397,823)
Unrealized translation gain	—	—	—	—	—	485	485
Changes in fair value of derivatives	—	—	—	—	—	(1,200)	(1,200)
Losses reclassified from OCI into net loss	—	—	—	—	—	2,958	2,958

Comprehensive loss							(395,580)

Reorganization adjustments	(39,207)	(139,729)	(392)	(268,830)	927,891	40,799	559,739

REORGANIZED COMPANY*
MARCH 31, 2002	39,066	—	391	612,362	—	—	612,753

Net income	—	—	—	—	13,195	—	13,195
Unrealized translation gain	—	—	—	—	—	12,680	12,680
Change in minimum pension liability	—	—	—	—	—	(7,634)	(7,634)
Changes in fair value of derivatives	—	—	—	—	—	(14,939)	(14,939)

Comprehensive income							3,302

Share issuances	781	—	7	13,227	—	—	13,234

(In thousands)	Common shares	Preferred and preference stock	Common stock	Capital surplus	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total shareholders’ equity
DECEMBER 31, 2002	39,847	—	398	625,589	13,195	(9,893)	629,289

Net income	—	—	—	—	99,206	—	99,206
Unrealized translation gain	—	—	—	—	—	32,340	32,340
Change in minimum pension liability	—	—	—	—	—	2,774	2,774
Sale of equity method investments	—	—	—	—	—	(4,548)	(4,548)
Change in fair value of cost investment available for sale	—	—	—	—	—	7,265	7,265
Changes in fair value of derivatives	—	—	—	—	—	(39,494)	(39,494)
Losses reclassified from OCI into net income	—	—	—	—	—	25,233	25,233

Comprehensive income							122,776

Share and stock option issuances	190	—	2	5,279	—	—	5,281

DECEMBER 31, 2003	40,037	$—	$400	$630,868	$112,401	$13,677	$757,346

*	See Notes to Consolidated Financial Statements, including Note 1 describing the Reorganized Company and Predecessor Company.

Chiquita Brands International, Inc.

CONSOLIDATED STATEMENT OF CASH FLOW

	Reorganized Company*		Predecessor Company*
(In thousands)	Year Ended December 31, 2003	Nine Months Ended December 31, 2002	Three Months Ended March 31, 2002	Year Ended December 31, 2001
CASH PROVIDED (USED) BY:
OPERATIONS
Income (loss) from continuing operations before cumulative effect of a change in method of accounting	$95,863	$(6,622)	$(189,694)	$(120,187)
Financial restructuring items	—	—	209,480	16,991
Depreciation and amortization	36,823	22,449	16,877	70,023
Parent company interest expense not paid	—	—	—	77,672
Banana sourcing asset write-downs and charges	3,158	1,677	2,279	15,147
Atlanta write-downs and losses on asset sales	8,100	—	—	—
Collection of tax refund	—	—	—	9,456
Gain on sale of equity method investments	(16,829)	—	—	—
Gain on sale of Armuelles division	(21,158)	—	—	—
Severance payments for Armuelles division	(16,713)	—	—	—
Changes in current assets and liabilities
Trade receivables	(10,865)	6,050	(61,610)	(9,550)
Other receivables	(4,768)	2,761	2,518	7,388
Inventories	(15,891)	3,400	(6,090)	(1,327)
Prepaid expenses and other current assets	(1,881)	23,566	(20,055)	(1,217)
Accounts payable and accrued liabilities	23,236	(16,504)	28,747	(40,516)
Other	(4,206)	(9,741)	4,125	2,525

CASH FLOW FROM OPERATIONS	74,869	27,036	(13,423)	26,405

INVESTING
Capital expenditures	(51,044)	(31,925)	(2,561)	(14,208)
Hurricane Mitch insurance proceeds	—	—	—	6,393
Long-term investments	—	(2,534)	—	(16,543)
Proceeds from sale of:
Equity method investments	38,942	—	—	—
Armuelles division	14,953	—	—	—
Ships	—	54,150	—	—
Other property, plant and equipment	15,057	4,183	164	9,687
Consolidation of Chiquita-Enza	7,579	—	—	—
Refundable cash deposits	2,391	14,777	1,269	(14,500)
Other	1,128	1,863	(1,526)	238

CASH FLOW FROM INVESTING	29,006	40,514	(2,654)	(28,933)

FINANCING
Issuances of long-term debt	79,351	13,915	200	73,874
Repayments of long-term debt	(224,351)	(87,163)	(7,933)	(94,030)
CBI credit facility amendment and other fees	(4,478)	(374)	(7,393)	—
Increase (decrease) in notes and loans payable	124	(19,905)	18,554	(11,702)
Proceeds from exercise of stock options	1,911	—	—	—

CASH FLOW FROM FINANCING	(147,443)	(93,527)	3,428	(31,858)

Discontinued operations	124,979	24,202	(1,289)	13,727

Increase (decrease) in cash and equivalents	81,411	(1,775)	(13,938)	(20,659)
Balance at beginning of period	52,885	54,660	68,598	89,257

Balance at end of period	$134,296	$52,885	$54,660	$68,598

*	See Notes to Consolidated Financial Statements, including Note 1 describing the Reorganized Company and Predecessor Company.

Chiquita Brands International, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

BASIS OF PRESENTATION - On March 19, 2002, Chiquita Brands International, Inc. (“CBII”), a parent holding company without business operations of its own, completed its previously announced financial restructuring when its pre-arranged Plan of Reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Plan” or “Plan of Reorganization”) became effective. For financial reporting purposes, the Company used an effective date of March 31, 2002. References in these financial statements to “Predecessor Company” refer to the Company prior to March 31, 2002. References to “Reorganized Company” refer to the Company on and after March 31, 2002, after giving effect to the issuance of new securities in exchange for the previously outstanding securities in accordance with the Plan, and implementation of fresh start accounting. In accordance with financial reporting requirements for companies emerging from a Chapter 11 restructuring, financial information for the twelve months ended December 31, 2002 is not presented in the Consolidated Financial Statements since such information would combine the results of the Predecessor Company and Reorganized Company. The securities issued pursuant to the Plan and the fresh start adjustments are described in Note 16.

CONSOLIDATION - The Consolidated Financial Statements include the accounts of CBII, controlled majority-owned subsidiaries and any entities that are not controlled but require consolidation in accordance with FASB Interpretation No. 46, “Consolidation of Variable Interest Entities - an interpretation of ARB No. 51,” (collectively, “Chiquita” or the “Company”). Intercompany balances and transactions have been eliminated.

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

TRADE RECEIVABLES - Trade receivables less allowances reflect the net realizable value of the receivables, and approximate fair value. To reduce credit risk, the Company performs credit investigations prior to establishing customer credit limits and reviews customer credit profiles on an ongoing basis. An allowance against the trade receivables is established based on the Company’s knowledge of customers’ financial condition and historical loss experience. An allowance is recorded and charged to expense when an account is deemed to be uncollectible. Recoveries of trade receivables previously reserved in the allowance are credited to income.

INVENTORIES - Inventories are valued at the lower of cost or market. Cost for growing crops and certain fresh produce inventories is determined on the “last-in, first-out” (LIFO) basis. Cost for other inventory categories, including other fresh produce, is determined on the “first-in, first-out” (FIFO) or average cost basis. Banana and other fresh produce inventories represent costs associated with boxed bananas and other fresh produce not yet sold. Growing crop inventories represent the costs associated with growing banana plants on Company-owned farms that have not yet been harvested. Materials and supplies primarily represent growing and packaging supplies maintained on Company-owned farms. Inventory costs are comprised of the purchase cost of materials and, in addition, for bananas and other fresh produce grown on Company farms, tropical production labor and overhead.

INVESTMENTS - Investments representing minority interests are accounted for by the equity method when Chiquita has the ability to exercise significant influence over the investees’ operations. Investments not publicly traded that the Company does not significantly influence are valued at cost. Publicly traded investments that the Company does not have the ability to significantly influence are accounted for as available-for-sale securities at fair value. Unrealized holding gains or losses on available-for-sale securities are excluded from operating results and are recognized in shareholders’ equity (accumulated other comprehensive income) until realized. The Company assesses declines in the fair value of individual investments to determine whether such declines are other-than-temporary and the investment impaired.

PROPERTY, PLANT AND EQUIPMENT - With the adoption of fresh start reporting, property, plant and equipment carrying values were stated at fair value as of March 31, 2002. Property, plant and equipment purchased subsequent to the adoption of fresh start reporting are stated at cost. Property, plant and equipment, except for land, are depreciated on a straight-line basis over their estimated remaining useful lives. The Company generally uses 25 years to depreciate ships, 30 years for cultivations, 10 to 40 years for buildings and improvements, and 3 to 20 years for machinery and equipment. Cultivations represent the costs to plant and care for the banana plant until such time that the root system can support commercial quantities of fruits, as well as the costs to build levees, drainage canals, and other farm infrastructure to support the banana plants. The Company reviews the carrying value of its property, plant and equipment when impairment indicators are noted. No impairment indicators were noted at December 31, 2003 and 2002.

INTANGIBLES - As of January 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” To give effect to the new standard, the Company recorded a goodwill write-down of $145 million as a cumulative effect of a change in method of accounting. The write-down resulted from applying the SFAS No. 142 requirement to evaluate goodwill using discounted cash flows rather than the undiscounted cash flow methodology prescribed by the previous standard. In addition, under this new standard, goodwill and other intangible assets with an indefinite life are no longer amortized but are reviewed at least annually for impairment. Reviews for impairment at December 31, 2003 and 2002 of goodwill and the Chiquita trademark indicated that no impairment charges were necessary. The Company supports its trademark value on a fair value basis through an independent appraisal using a “relief-from-royalty” method. Goodwill is associated with the Company’s Atlanta reporting unit (see Note 7), and is tested for impairment by comparing the market value of Atlanta, based on discounted future cash flows, with its carrying value. Net income for 2001 would have been $6 million ($0.08 per share) higher if the non-amortization provisions of SFAS No. 142 had been adopted as of January 1, 2001.

REVENUE RECOGNITION - The Company records revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectibility is reasonably assured. For the Company, this point occurs when the product is delivered to, and title to the product passes to, the customer.

STOCK-BASED COMPENSATION - Effective January 1, 2003, on a prospective basis, the Company began using the fair value method under SFAS No. 123, “Accounting for Stock-Based Compensation,” to recognize stock option expense in its results of operations for new stock options granted after December 31, 2002. Prior to January 1, 2003, the Company accounted for stock options using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” The Company also grants restricted stock awards. Fair value of the option and stock awards are determined at the grant date and expensed over the vesting period of the award. With respect to stock appreciation rights (“SARs”), the Company records expense over the life of the SARs to the extent that the price of the underlying stock is greater than the stated price of the SAR.

The table below illustrates the effect of stock compensation expense on all periods as if the Company had always applied the fair value method:

	Reorganized Company		Predecessor Company
(In thousands)	Year Ended December 31, 2003	Nine Months Ended December 31, 2002	Three Months Ended March 31, 2002	Year Ended December 31, 2001
Income (loss) before stock compensation expense	$102,103	$13,195	$(397,823)	$(118,768)
Stock compensation expense included in net income (loss)	(2,897)	—	—	—

Net income (loss)	99,206	13,195	(397,823)	(118,768)
Pro forma stock compensation expense*	(7,452)	(7,452)	(902)	(3,607)

Pro forma net income (loss)	$91,754	$5,743	$(398,725)	$(122,375)

Basic earnings per common share:
Income (loss) before stock compensation expense	$2.55	$0.33	$(5.08)	$(1.78)
Stock compensation expense included in net income (loss)	(0.07)	—	—	—

Net income (loss)	2.48	0.33	(5.08)	(1.78)
Pro forma stock compensation expense*	(0.19)	(0.19)	(0.01)	(0.05)

Pro forma net income (loss)	$2.29	$0.14	$(5.09)	$(1.83)

Diluted earnings per common share:
Income (loss) before stock compensation expense	$2.53	$0.33	$(5.08)	$(1.78)
Stock compensation expense included in net income (loss)	(0.07)	—	—	—

Net income (loss)	2.46	0.33	(5.08)	(1.78)
Pro forma stock compensation expense*	(0.19)	(0.19)	(0.01)	(0.05)

Pro forma net income (loss)	$2.27	$0.14	$(5.09)	$(1.83)

*	Represents the additional amount of stock compensation expense that would have been included in net income (loss) had the Company applied the fair value method under SFAS No. 123 for awards issued prior to 2003, when the Company began expensing options.

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

FOREIGN EXCHANGE - Chiquita utilizes the U.S. dollar as its functional currency, except for its Atlanta AG operations and operations in France, which use the euro as their functional currency.

On January 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. This standard requires the recognition of all derivatives on the balance sheet at fair value, and recognition of the resulting gains or losses as adjustments to net income if the derivative does not qualify for hedge accounting or other comprehensive income (“OCI”) if the derivative does qualify for hedge accounting. The effect of adopting SFAS No. 133 was not material to the Company’s net income and resulted in a charge of $7 million to OCI.

The Company is exposed to currency exchange risk on foreign sales and price risk on purchases of fuel oil used in the Company’s ships. The Company reduces these exposures by purchasing option, forward and zero-cost collar contracts. These options, forwards and zero-cost collars qualify for hedge accounting as cash flow hedges. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. To the extent that these hedges are effective in offsetting the Company’s underlying risk exposure, gains and losses are deferred in accumulated OCI until the underlying transaction is recognized in net income. Gains or losses on effective hedges that have been terminated prior to maturity are also deferred in accumulated OCI until the underlying transaction is recognized in net income. For the ineffective portion of the hedge, gains or losses are charged to net income in the current period. The earnings impact of the option, forward and zero-cost collar contracts are recorded in net sales for currency hedges, and in cost of sales for fuel oil hedges. The Company does not hold or issue derivative financial instruments for speculative purposes. See Note 9 for additional discussion of the Company’s hedging activities.

NEW ACCOUNTING PRONOUNCEMENTS - FASB Interpretation No. 46, “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51,” was issued in January 2003. This interpretation addresses consolidation by business enterprises of variable interest entities. The interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiary. The Company’s investment in Chiquita-Enza Chile Ltda. (“Chiquita-Enza”), a producer and distributor of non-banana fresh fruit, which was previously accounted for as an equity method investment, qualifies for consolidation under the interpretation and, as a result, the Company began consolidating Chiquita-Enza on July 1, 2003.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure.” SFAS No. 148 provides transitional guidance for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. Beginning January 1, 2003, the Company started to recognize stock option expense based on the fair value method for new stock options granted after December 31, 2002. See “Stock-Based Compensation” above and Note 12 for additional information.

ACCOUNTING CHANGE - In the first quarter of 2003, the Company changed its method of accounting for certain tropical production and logistics expenses of its banana operations during interim periods. Previously, the Company used a standard costing method which allocated those costs evenly throughout the year on a per box basis. The Company has now adopted a costing method which recognizes costs as incurred. The accounting change has no effect on total-year costs or results.

Note 2 - Discontinued Operations and Divestitures

Discontinued Operations

In May 2003, the Company sold Chiquita Processed Foods (“CPF”) to Seneca Foods Corporation for $110 million in cash and approximately 968,000 shares of Seneca preferred stock convertible into an equal number of shares of Seneca Common Stock Class A, which was recorded at its estimated fair value of $13 million on the sale date. At any time after January 1, 2004, Chiquita has the rights to request Seneca to register either the preferred stock, or the common stock into which it is convertible, under the Securities Act of 1933, and Seneca (subject to certain exceptions) has the obligation to use its best efforts to effect the registration; this would enable Chiquita to sell the shares. Seneca also assumed CPF debt, which was $61 million on the sale date ($81 million at December 31, 2002). The Company recognized a $9 million gain on the transaction, and the gain is included in discontinued operations for 2003. CPF had income (loss) from operations of $(5) million during 2003 and $5 million during 2002.

In April 2003, the Company sold an Atlanta port operation for approximately $10 million in cash, resulting in a gain of $3 million during the 2003 second quarter. Also in 2003, the Company sold or agreed to sell certain other Atlanta operations, including Atlanta fresh produce operations in Italy and in France, for losses totaling $4 million. Goodwill write-offs included in these amounts were $5 million.

In January 2003, the Company sold Progressive Produce Corporation (“Progressive”), a California-based distributor of potatoes and onions, for approximately $7 million in cash. A $2 million gain on this sale was recognized in discontinued operations in the 2003 first quarter. During 2002, Progressive generated approximately $1 million of income from operations.

In December 2002, the Company sold its interest in the Castellini group of companies (“Castellini”), a wholesale produce distribution business in the midwestern United States, for approximately $45 million, consisting of $21 million in cash plus debt assumed by the buyer. The Company recognized a gain of $10 million on this transaction in discontinued operations in the fourth quarter of 2002. During 2002, Castellini generated income from operations of approximately $4 million.

Beginning with the 2003 third quarter, the Company revised its business segments (see Note 15). The financial information of Castellini, Progressive and the Atlanta operations were previously included in the old Fresh Produce business segment, and CPF was previously included in the old Processed Foods business segment. Their results are now included as discontinued operations in the Consolidated Financial Statements for all periods presented in which they were owned. Income (loss) from discontinued operations presented below includes interest expense on debt assumed by the buyers for amounts of $2 million for 2003, $4 million for the nine months ended December 31, 2002, $2 million for the three months ended March 31, 2002 and $11 million for 2001.

Financial information for Castellini, Progressive, the Atlanta operations and CPF follows:

	Reorganized Company		Predecessor Company
(In thousands)	Year Ended December 31, 2003	Nine Months Ended December 31, 2002	Three Months Ended March 31, 2002	Year Ended December 31, 2001
Net sales	$156,286	$601,236	$185,756	$787,489

Financial restructuring items	$—	$—	$(63,481)	$—
Income (loss) from operations	(6,161)	9,994	(125)	1,419
Gain on sale	9,504	9,823	—	—

Income (loss) from discontinued operations	$3,343	$19,817	$(63,606)	$1,419

	December 31,
(In thousands)	2003	2002
Assets of discontinued operations:
Current assets	$2,696	$247,692
Property, plant and equipment	868	41,451
Investments and other assets	46	6,811

	$3,610	$295,954

Liabilities of discontinued operations:
Current liabilities	$1,897	$120,685
Long-term debt	—	47,007
Other liabilities	—	11,070

	$1,897	$178,762

Other Divestitures

In June 2003, the Company sold the assets of its Armuelles, Panama banana production division for $20 million to a worker cooperative led by members of the Armuelles banana workers’ union. In connection with this transaction, the cooperative signed a 10-year contract to supply Chiquita with fruit at market prices. Sales proceeds included $15 million in cash financed by a Panamanian bank and a $5 million note from the worker cooperative. This note will be repaid to the Company through an agreed-upon discount to the price per box payable by Chiquita during the first half of the fruit purchase contract. As part of the transaction, Chiquita paid $20 million in workers’ severance and certain other liabilities of the Armuelles division, which had been previously accrued. The Company recognized a gain of $21 million on the sale of Armuelles assets and settlement of its severance liabilities.

The Company recorded a net gain on the sale of equity method investments of $17 million in 2003 (see Note 8). During 2002, the Company sold five ships used in the Fresh Produce business for $54 million, which approximated the carrying value of the ships. The sale was completed in October 2002, and the proceeds from the sale were used to repay approximately $52 million of related debt.

Subsequent Event

In January 2004, the Company confirmed it is having discussions regarding the potential sale of its banana-producing and port operations in Colombia to Invesmar Ltd., the holding company of C.I. Banacol S.A., a Colombian-based producer and exporter of bananas. The discussions also involve a potential long-term agreement for Chiquita’s purchase of Colombian bananas. There can be no assurance that these discussions will lead to an agreement or a transaction. Chiquita currently produces approximately 11 million boxes of bananas in Colombia, which represents about 10% of its volume sourced from Latin America.

Note 3 - Earnings Per Share

Basic and diluted earnings per common share (“EPS”) are calculated as follows:

	Reorganized Company		Predecessor Company
(In thousands, except per share amounts)	Year Ended December 31, 2003	Nine Months Ended December 31, 2002	Three Months Ended March 31, 2002	Year Ended December 31, 2001
Income (loss) from continuing operations before cumulative effect of a change in method of accounting	$95,863	$(6,622)	$(189,694)	$(120,187)
Discontinued operations	3,343	19,817	(63,606)	1,419

Income (loss) before cumulative effect of a change in method of accounting	99,206	13,195	(253,300)	(118,768)
Cumulative effect of a change in method of accounting for goodwill	—	—	(144,523)	—

Net income (loss)	99,206	13,195	(397,823)	(118,768)
Dividends in arrears on preferred and preference stock	—	—	—	(11,809)

Net income (loss) attributed to common shares	$99,206	$13,195	$(397,823)	$(130,577)

Weighted average common shares outstanding (used to calculate basic EPS)	39,989	39,967	78,273	73,347
Stock options, warrants and other stock awards	410	—	—	—

Shares used to calculate diluted EPS	40,399	39,967	78,273	73,347

Basic net income (loss) per common share:
Continuing operations	$2.40	$(0.17)	$(2.42)	$(1.80)
Discontinued operations	0.08	0.50	(0.81)	0.02

Before cumulative effect of a change in method of accounting	2.48	0.33	(3.23)	(1.78)
Cumulative effect of a change in method of accounting for goodwill	—	—	(1.85)	—

Net income (loss)	$2.48	$0.33	$(5.08)	$(1.78)

Diluted net income (loss) per common share:
Continuing operations	$2.38	$(0.17)	$(2.42)	$(1.80)
Discontinued operations	0.08	0.50	(0.81)	0.02

Before cumulative effect of a change in method of accounting	2.46	0.33	(3.23)	(1.78)
Cumulative effect of a change in method of accounting for goodwill	—	—	(1.85)	—

Net income (loss)	$2.46	$0.33	$(5.08)	$(1.78)

The weighted average common shares outstanding for the Reorganized Company include 40,999 shares held in a “rabbi trust” for certain members of management.

The earnings per share calculations for the Predecessor Company are based on shares of common stock outstanding prior to the Company’s emergence from Chapter 11 proceedings on March 19, 2002. Upon emergence, these shares were cancelled and the Company issued 40 million shares of a new series of common stock (“Common Stock”).

The assumed conversions to common stock of the Company’s previously outstanding stock options, preferred stock and preference stock, and the Company’s currently outstanding warrants, stock options and other stock awards, are excluded from the diluted EPS computations for periods in which these items, on an individual basis, have an anti-dilutive effect on diluted EPS. The Company’s previously outstanding stock options and preferred and preference stock were all cancelled pursuant to the Company’s Plan of Reorganization (see Note 16). In connection with and following the financial restructuring, new stock options, stock awards and warrants to purchase common stock were issued.

The Company discontinued payment of dividends on its preferred and preference stock in the fourth quarter of 2000, and accrued but unpaid dividends were cancelled as part of the Plan of Reorganization. These dividends were deducted from net income to calculate EPS for 2001. These dividends were not deducted from net income to calculate EPS for the three months ended March 31, 2002 because of the Company’s bankruptcy petition filing on November 28, 2001.

Note 4 - Inventories

Inventories consist of the following:

	December 31,
(In thousands)	2003	2002
Bananas	$41,635	$32,446
Other fresh produce	10,135	2,929
Processed food products	7,592	6,318
Growing crops	91,456	93,518
Materials, supplies and other	43,150	38,157

	$193,968	$173,368

The carrying value of inventories valued by the LIFO method was approximately $113 million at December 31, 2003 and $99 million at December 31, 2002. At current costs, these inventories would have been approximately $8 million and $34 million higher than the LIFO values at December 31, 2003 and 2002, respectively.

Note 5 - Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,
(In thousands)	2003	2002
Land	$32,761	$18,087
Buildings and improvements	143,756	36,621
Machinery and equipment	180,739	59,955
Ships and containers	173,834	173,965
Cultivations	50,824	40,714

	581,914	329,342
Accumulated depreciation	(140,936)	(21,026)

	$440,978	$308,316

The property, plant and equipment balances were significantly affected by the acquisition of Atlanta (see Note 7).

Note 6 - Leases

Total rental expense consists of the following:

	Reorganized Company		Predecessor Company
(In thousands)	Year Ended December 31, 2003	Nine Months Ended December 31, 2002	Three Months Ended March 31, 2002	Year Ended December 31, 2001
Gross rentals
Ships and containers	$69,682	$52,307	$18,345	$60,553
Other	28,317	14,711	4,990	18,541

	97,999	67,018	23,335	79,094
Sublease rentals	(807)	(5,527)	(2,207)	(1,140)

	$97,192	$61,491	$21,128	$77,954

In December 2002, the Company paid $14 million to exercise the purchase option on a ship that had previously been under an operating lease. In January 2003, the Company paid an additional $14 million to exercise the purchase option on another ship. No other purchase options exist on ships under operating leases.

Future minimum rental payments required under operating leases having initial or remaining non-cancelable lease terms in excess of one year at December 31, 2003 are as follows:

(In thousands)	Ships and containers	Other	Total
2004	$30,160	$18,498	$48,658
2005	10,188	13,886	24,074
2006	6,952	11,978	18,930
2007	4,036	8,737	12,773
2008	488	5,996	6,484
Later years	1,003	17,704	18,707

Portions of the minimum rental payments for ships constitute reimbursement for ship operating costs paid by the lessor.

Note 7 - Acquisition of German Distributor

On March 27, 2003, the Company acquired the remaining equity interests in Scipio GmbH & Co., a German limited partnership that owns Atlanta AG and its subsidiaries (collectively, “Atlanta”). Atlanta is the primary distributor of Chiquita products in Germany and Austria and had been the Company’s largest customer in Europe for many years. Prior to the acquisition, Chiquita had held a 5% limited partnership interest in Atlanta and loans secured by pledges of substantially all of its other limited partnership interests, and accounted for this investment under the equity method. Chiquita had made the loans in the late 1980s and early 1990s in order to strengthen its relationship with Atlanta. The loans had been made to four companies that had used the proceeds to purchase substantially all of the limited partnership interests in Atlanta. Under the terms of the acquisition, the Company exchanged its interests in the loans for the corresponding underlying Atlanta limited partnership interests. After this exchange, Chiquita owned 97% of Atlanta. The Company also acquired the general partnership interest and all of the remaining limited partnership interests in a step-acquisition. The total cash paid by the Company to acquire all of the equity interests in Atlanta was approximately $1 million. Coinciding with the acquisition, the CBI credit facility was amended and restated to add a new $65 million term loan (the “Term B Loan”) to a subsidiary of CBI, the proceeds of which were loaned to Atlanta and used to repay existing Atlanta lenders. The Term B Loan was paid down to $10 million during 2003. See Note 10 for more information on the CBI credit facility.

Starting with the second quarter of 2003, Atlanta’s results were fully consolidated in Chiquita’s financial statements. The acquisition of Atlanta increased the Company’s 2003 net sales by $828 million. For the nine months ended December 31, 2003, Atlanta’s operating loss was $8 million, which included $13 million of charges comprised of losses of $8 million on sales and write-downs of investments and $5 million of severance and other costs. The Atlanta losses on sales and write-downs of investments were non-cash charges that were expensed to cost of sales as incurred. Severance and other costs associated with the restructuring program were primarily included in selling, general and administrative expenses, and substantially all amounts expensed were paid in cash by the end of the year. Approximately two-thirds of the charges were associated with the Other Fresh Produce segment, and the remainder was related to the Banana segment. The Company expects to incur $7 million to $10 million of charges related to completion of the Atlanta restructuring in 2004.

Atlanta’s first quarter 2003 net loss of $4 million, which was primarily due to severance costs and asset write-downs, was included in Chiquita’s cost of sales because Atlanta was an investment accounted for under the equity method prior to the March 27, 2003 acquisition. Atlanta’s net income (loss) of $(14) million for the nine months ended December 31, 2002, $0 for the three months ended March 31, 2002 and $2 million for the year ended December 31, 2001 were included in Chiquita’s cost of sales. Atlanta’s net loss for the nine months ended December 31, 2002 included $12 million of charges related to severance, asset write-downs and costs associated with the closure of poor performing units, and the disposal of non-core assets.

The balance sheet of Atlanta is consolidated in the Company’s Consolidated Balance Sheet at December 31, 2003. At December 31, 2002, prior to acquisition of Atlanta, the Company’s balance sheet included an equity method investment in Atlanta of $44 million, and trade receivables from Atlanta of $45 million. Summarized balance sheet information for Atlanta, including the subsidiary of CBI that incurred the Term B Loan to repay Atlanta lenders, follows:

	December 31,
(In thousands)	2003	2002
Cash	$17,400	$4,500
Other current assets, primarily trade receivables	151,400	131,600
Property, plant and equipment, net	102,300	95,400
Investments and other long-term assets	8,200	28,200
Goodwill	43,200	30,900

Total assets	$322,500	$290,600

Notes payable	$9,000	$52,200
Long-term debt due within one year	9,800	—
Other current liabilities, primarily trade payables*	196,600	156,500
Long-term liabilities	12,000	43,900

Total liabilities	$227,400	$252,600

*	Includes amounts owed to Chiquita subsidiaries at December 31, 2003 and December 31, 2002 of approximately $55 million and $45 million, respectively.

Note 8 - Equity Method Investments

The following information relates to all Company investments accounted for using the equity method, including Atlanta through the date of its acquisition in March 2003 (see Note 7). The Company’s share of the net income or loss associated with these equity method investments is included in cost of sales. Chiquita’s share of the income (loss) of these affiliates, excluding gains and losses on the sales of the investments, was $8 million in 2003, $(5) million in the nine months ended December 31, 2002, $3 million in the three months ended March 31, 2002 and $(3) million in 2001, and its investment in these companies totaled $30 million at December 31, 2003 and $103 million at December 31, 2002. The Company’s share of undistributed earnings from equity method investments totaled $18 million at December 31, 2003 and $33 million at December 31, 2002. The Company’s carrying value of equity method investments held at December 31, 2002 was approximately $36 million less than the Company’s proportionate share of the investees’ underlying net assets. Of this amount, $22 million was associated with the property, plant and equipment of the underlying investees and was being amortized over the associated remaining useful lives of the underlying assets. As a result of the Company’s sale or consolidation of its interest in several of the equity method investments described below, at December 31, 2003, the carrying value was $21 million less than the Company’s proportionate share of the investees’ underlying net assets, and the amount associated with the property, plant and equipment of the underlying investees was not significant.

The Company recorded a net gain on the sale of equity method investments of $17 million in 2003, as a result of the following transactions:

•	Sale of its 50% interest in Mundimar Ltd., a Honduran producer and distributor of palm-oil based products, for $21 million in cash, which resulted in a $7 million gain in the fourth quarter 2003;

•	Reduction of the Company’s ownership of Chiquita Brands South Pacific (“CBSP”), an Australian fresh produce distributor, to approximately 10% from approximately 28%. The Company received $14 million in cash from the sale of the shares and realized a $10 million gain on the sale in the third quarter 2003;

•	Sale of its minority interest in Keelings Ltd., a fruit and vegetable distributor in Ireland, in exchange for 100% ownership of Keelings’ banana subsidiaries in Scotland and England. This transaction resulted in a $1 million loss in the third quarter 2003;

•	Sale of its minority interest in a small German fruit distributor in exchange for a ship and $1 million in cash, which resulted in a $3 million gain in the third quarter 2003; and

•	Sale of its joint venture interest in The Packers of Indian River Ltd., a Florida citrus producer and packer for $3 million in cash. The Company recognized a $2 million loss in the 2003 second quarter associated with this sale.

Because of the reduction in ownership of CBSP at the end of the third quarter, the Company no longer has significant influence over the operating and financial policies of CBSP. As such, the Company no longer uses the equity method of accounting for this investment. These publicly-traded CBSP shares are considered available-for-sale securities and, at December 31, 2003, have a market value of $10 million.

FASB Interpretation No. 46, “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51” was issued in January 2003. This interpretation addresses consolidation by business enterprises of variable interest entities. The interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiary. The Company’s investment in Chiquita-Enza Chile Ltda. (“Chiquita-Enza”), a producer and distributor of non-banana fresh fruit, which was previously accounted for as an equity method investment, qualifies for consolidation under the interpretation and, as a result, the Company began consolidating Chiquita-Enza on July 1, 2003. This consolidation resulted in an increase in the Company’s long-term debt, including the portion due within one year, of approximately $18 million. After repayments of $2 million in the third quarter 2003, Chiquita-Enza’s debt was $16 million at December 31, 2003. This debt is secured by the consolidated assets of Chiquita-Enza, which were $34 million at December 31, 2003, and is non-recourse to other Chiquita subsidiaries. The consolidation did not result in any change to the Company’s equity. Chiquita-Enza has approximately $70 million in annual sales, about half of which are made to other Chiquita subsidiaries.

The Company has investments in a number of companies (collectively, the “Chiquita-Unifrutti JV”) that purchase and produce bananas and pineapples in the Phillippines, and market and distribute these products in Japan and other parts of Asia. The Chiquita-Unifrutti JV is 50%-owned by Chiquita. Following the 2003 dispositions described above, the investment in Chiquita-Unifrutti JV comprises the majority of the Company’s equity method investment balance at December 31, 2003.

Including sales to Atlanta, sales by Chiquita to equity method investees were approximately $120 million in 2003 and approximately $200 million for 2002 and 2001. The decrease occurred as a result of the acquisition of Atlanta in March 2003. Purchases from equity method investees were approximately $20 million annually for the periods presented. The Company had short-term receivables of $59 million and long-term receivables of $7 million due from these equity method investees as of December 31, 2002. Receivable amounts from equity method investees were not significant at December 31, 2003.

Note 9 - Financial Instruments

At December 31, 2003, the Company had euro-denominated options which allow for conversion of approximately 185 million euro of sales in 2004 at rates ranging from $1.10 per euro to $1.20 per euro. Additionally, the Company had zero-cost collar contracts which ensure conversion of approximately 155 million euro of sales in 2004 at average rates between $1.08 and $1.12 per euro, and euro-denominated forward contracts requiring the conversion of approximately 30 million euro of sales in 2004 at an average rate of $1.04 per euro. The Company had 3.5% Rotterdam barge fuel oil forward contracts at December 31, 2003 that require conversion of approximately 125,000 metric tons of fuel oil in 2004 at prices ranging from $130 to $140 per metric ton in 2004, and a combination of Singapore and New York Harbor fuel oil forward contracts that require conversion of approximately 25,000 metric tons of fuel oil in 2004 at prices ranging from $145 to $160 per metric ton. At December 31, 2003, the fair value of the foreign currency forward and zero-cost collar contracts was included in accrued liabilities, and the fair value of the foreign currency option and fuel oil forward contracts was included in other current assets. Substantially all of the $29 million unrealized loss on all contracts deferred in accumulated other comprehensive income (loss) at the end of 2003 is expected to be reclassified to net income during the next twelve months. During 2003, the change in the fair value of these contracts relating to hedge ineffectiveness was not significant.

The carrying values and estimated fair values of the Company’s debt, fuel oil contracts and foreign currency option, forward, and zero-cost collar contracts are summarized below:

	December 31, 2003		December 31, 2002
(Assets (Liabilities), in thousands)	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Parent company debt	$(250,000)	$(280,000)	$(250,000)	$(260,000)
Subsidiary debt	(144,560)	(146,000)	(186,497)	(189,000)
Fuel oil forward contracts	1,453	1,453	856	856
Foreign currency option contracts	1,590	1,590	166	166
Foreign currency zero-cost collars	(20,917)	(20,917)	—	—
Foreign currency forward contracts	(6,245)	(6,245)	(15,161)	(15,161)

The fair value of the Company’s publicly-traded debt is based on quoted market prices. Fair values for the foreign currency forward, option and zero-cost collar contracts, and fuel oil contracts are based on estimated amounts that the Company would pay or receive upon termination of the contracts at December 31, 2003 and 2002. Fair value for other debt is estimated based on the current rates offered to the Company for debt of similar maturities.

The Company is exposed to credit risk on its hedging investments in the event of nonperformance by counterparties. However, because the Company’s hedging activities are transacted only with highly rated institutions, Chiquita does not anticipate nonperformance by any of these counterparties. Additionally, the Company has entered into agreements which limit its credit exposure to the amount of unrealized gains on the option, forward and zero-cost collar contracts.

Excluding the effect of the Company’s foreign currency forward, option and zero-cost collar contracts, net foreign exchange gains (losses) were $8 million in 2003, $24 million in the nine months ended December 31, 2002, $(2) million in the three months ended March 31, 2002 and $(5) million in 2001.

Note 10 - Debt

Long-term debt consists of the following:

	December 31,
(In thousands)	2003	2002
Parent Company
10.56% Senior Notes, due 2009	$250,000	$250,000

Subsidiaries
Loans secured by ships and containers, due in installments from 2004 to 2010
- average effective interest rate of 4.8% (4.9% in 2002)	$108,436	$109,917
Loan secured by equity and assets of Atlanta, due 2004
-variable interest rate of 7.5%	9,798	—
Loan secured by substantially all U.S. assets
- variable interest rate of 6% in 2002	—	64,350
Loans secured by assets of Chiquita-Enza Chile
(see Note 8) maturing through 2007
-average interest rate of 3.9%	16,123	—
Other loans	1,008	6,855
Less current maturities	(38,875)	(36,326)

Long-term debt of subsidiaries	$96,490	$144,796

Maturities on subsidiary long-term debt during the next five years are as follows:

(In thousands)
2004	$38,875
2005	24,438
2006	24,257
2007	22,413
2008	7,877

The 10.56% Senior Notes (“Senior Notes”) mature on March 15, 2009. These Senior Notes were issued by CBII and are not secured by any of the assets of CBII or its subsidiaries. The indenture for the Senior Notes contains dividend payment restrictions that, at December 31, 2003, limited the aggregate amount of dividends that could be paid by CBII to $25 million. The indenture has additional restrictions related to asset sales, incurrence of additional indebtedness, granting of liens, sale-leaseback transactions, investments and acquisitions, business activities and related-party transactions. The Senior Notes are callable on or after March 15, 2005 at 105.28% of face value, declining to face value in 2008. In addition, the Company may redeem some or all of the Senior Notes prior to March 15, 2005 at a redemption price equal to the greater of (a) 100% of the face value of the Senior Notes to be redeemed, or (b) the sum of the present values of (i) 105.28% of face value of the Senior Notes, and (ii) interest payments due from the date of redemption through March 15, 2005, in each case discounted to the redemption date on a semiannual basis at the applicable U.S. Treasury rates plus 0.25%; plus, in the case of either clause (a) or (b) above, any accrued and unpaid interest as of the redemption date. In addition, in the event of a change of control, the Company is required to offer holders the right to sell their Senior Notes to the Company.

The Company’s operating subsidiary, Chiquita Brands, Inc. (“CBI”), now known as Chiquita Brands L.L.C., has a secured bank credit facility (“the CBI facility”) comprised of three parts:

•	An $86 million revolving line of credit, of which $9 million had been used to issue letters of credit and no borrowings were outstanding at December 31, 2003 (letters of credit were $4 million and no borrowings were outstanding at December 31, 2002);

•	A term loan to support the operations of CBI (“Term A Loan”), which had been paid in full at December 31, 2003 ($64 million at December 31, 2002). The Term A Loan cannot be re-borrowed; and

•	A term loan to a subsidiary of CBI to support the operations of Atlanta (“Term B Loan”). In March 2003, coinciding with the acquisition of Atlanta, the CBI facility was amended to add the Term B Loan for $65 million, the proceeds of which were used to repay existing Atlanta lenders. This facility had been paid down to an outstanding balance of $10 million at December 31, 2003. The Term B Loan cannot be re-borrowed.

Substantially all U.S. assets of CBI and its subsidiaries (except for those of subsidiaries with their own credit facilities) are pledged to secure the revolving line of credit. This portion of the CBI credit facility is also secured by liens on CBI’s trademarks as well as pledges of stock and guarantees by various subsidiaries worldwide. The Term B Loan is guaranteed by CBI, and is secured with pledges of equity of Atlanta and its subsidiaries and liens on certain assets of Atlanta. The CBI facility contains covenants that limit the distribution of cash from CBI to CBII, the parent holding company, to amounts necessary to pay interest on the 10.56% Senior Notes (provided CBI meets certain liquidity tests), income taxes and permitted CBII overhead. Because of these cash distribution restrictions from CBI to CBII, and because CBII currently has no source of cash except for distributions from CBI, any payment of common stock dividends to Chiquita shareholders would require approval from the CBI facility lenders. Similar approvals would be required for a Company buyback of common stock. The CBI facility also has covenants that require CBI to maintain certain financial ratios related to debt coverage and income, that limit capital expenditures, investments, additional indebtedness, liens and guarantees, and that restrict certain corporate changes, affiliate transactions and sale and leaseback transactions. The CBI facility expires in June 2004 and, accordingly, the Term B Loan amount outstanding at December 31, 2003 is classified as long-term debt due within one year.

Interest on the revolving line of credit is based on the prevailing LIBOR rates plus 3.75% or the bank corporate base rate plus 1%, at CBI’s option, subject to a minimum annual rate of 6%. Interest on the Term B Loan accrues at the bank corporate base rate plus 3.25%, subject to a minimum annual rate of 7.5%. In March 2002, the Company paid an amendment fee of 5% of the total credit facility to eliminate the annual facility fee and to increase the facility to $130 million, which at that time was comprised of the Term A Loan in the amount of $70 million and a $60 million revolving credit facility.

The Company’s loans secured by its shipping assets are comprised of the following: (i) $39 million are U.S. dollar denominated with variable rates based on prevailing LIBOR rates; (ii) $39 million are euro or British pound denominated with average fixed interest rates of 6.3%; and (iii) the remaining $30 million are U.S. dollar denominated with average fixed rates of 5.4%. These loans have covenants requiring the Company’s shipping entity, Great White Fleet Ltd., to maintain minimum equity levels.

A subsidiary of CBI has a €25 million uncommitted credit line for bank guarantees of the Company’s payments for licenses used to import bananas into Europe. The subsidiary issues bank guarantees from this credit line to European government agencies in lieu of providing cash collateral.

The Company maintains various other lines of credit with domestic and foreign banks for borrowing funds on a short-term basis. The average interest rates for all short-term notes and loans payable outstanding were 4.5% at December 31, 2003 and 5.1% at December 31, 2002.

Cash payments relating to interest expense were $43 million in 2003, $24 million for the nine months ended December 31, 2002, $7 million for the three months ended March 31, 2002 and $32 million in 2001.

Note 11 - Pension and Severance Benefits

The Company and its subsidiaries have several defined benefit and contribution pension plans covering domestic and foreign employees and have severance plans covering Central and South American employees. Pension plans covering eligible salaried and hourly employees and Central and South American severance plans for all employees call for benefits to be based upon years of service and compensation rates. The Company uses a December 31 measurement date for all of its plans.

Pension and severance expense consists of the following:

	Domestic Plans
	Reorganized Company		Predecessor Company
(In thousands)	Year Ended December 31, 2003	Nine Months Ended December 31, 2002	Three Months Ended March 31, 2002	Year Ended December 31, 2001
Defined benefit and severance plans:
Service cost	$339	$296	$140	$360
Interest on projected benefit obligation	1,551	1,161	406	1,579
Expected return on plan assets	(1,590)	(1,150)	(386)	(1,431)
Recognized actuarial loss	—	—	143	455
Amortization of prior service cost and transition obligation	—	—	(2)	(8)

	300	307	301	955
Defined contribution plans	2,700	2,106	859	2,907

Total pension and severance expense	$3,000	$2,413	$1,160	$3,862

	Foreign Plans
	Reorganized Company		Predecessor Company
(In thousands)	Year Ended December 31, 2003	Nine Months Ended December 31, 2002	Three Months Ended March 31, 2002	Year Ended December 31, 2001
Defined benefit and severance plans:
Service cost	$4,027	$2,754	$1,021	$4,310
Interest on projected benefit obligation	5,779	4,476	1,802	4,543
Expected return on plan assets	(762)	(151)	(44)	(186)
Recognized actuarial (gain) loss	(718)	(417)	921	1,099
Amortization of prior service cost and transition obligation	551	—	541	571

	8,877	6,662	4,241	10,337
Curtailment gain	(4,943)	—	—	—
Settlement (gain) loss	(3,010)	—	—	2,000

	924	6,662	4,241	12,337
Defined contribution plans	466	363	133	533

Total pension and severance expense	$1,390	$7,025	$4,374	$12,870

The Company’s pension and severance benefit obligations relate primarily to Central and South American benefits which, in accordance with local government regulations, are generally not funded until benefits are paid. Domestic pension plans are funded in accordance with the requirements of the Employee Retirement Income Security Act.

Financial information with respect to the Company’s foreign and domestic defined benefit pension and severance plans is as follows:

	Domestic Plans
	Reorganized Company		Predecessor Company
(In thousands)	Year Ended December 31, 2003	Nine Months Ended December 31, 2002	Three Months Ended March 31, 2002
Fair value of plan assets at beginning of period	$17,863	$19,223	$18,729
Actual return on plan assets	4,010	(1,897)	710
Employer contributions	1,458	1,890	224
Benefits paid	(1,813)	(1,353)	(440)

Fair value of plan assets at end of period	$21,518	$17,863	$19,223

Projected benefit obligation at beginning of period	$24,083	$23,697	$23,203
Service and interest cost	1,890	1,457	546
Actuarial loss	1,542	282	388
Benefits paid	(1,813)	(1,353)	(440)

Projected benefit obligation at end of period	$25,702	$24,083	$23,697

Plan assets less than projected benefit obligation	$(4,184)	$(6,220)	$(4,474)
Unrecognized actuarial loss	2,450	3,328	—
Adjustment to recognize minimum pension and severance liability	(2,128)	(2,948)	—

Accrued pension and severance liability	$(3,862)	$(5,840)	$(4,474)

	Foreign Plans
	Reorganized Company		Predecessor Company
(In thousands)	Year Ended December 31, 2003	Nine Months Ended December 31, 2002	Three Months Ended March 31, 2002
Fair value of plan assets at beginning of period	$4,817	$4,431	$4,298
Actual return on plan assets	723	116	44
Employer contributions	27,891	9,280	2,713
Benefits paid	(30,252)	(9,010)	(2,624)
Foreign exchange	901	—	—
Acquisition of Atlanta	5,390	—	—

Fair value of plan assets at end of period	$9,470	$4,817	$4,431

Projected benefit obligation at beginning of period	$69,163	$78,780	$49,703
Service and interest cost	9,806	7,230	2,823
Actuarial (gain) loss	1,023	(7,837)	18,098
Benefits paid	(30,252)	(9,010)	(2,624)
Amendments	2,202	—	10,780
Curtailment gain	(4,943)	—	—
Foreign exchange	2,018	—	—
Acquisition of Atlanta	12,013	—	—

Projected benefit obligation at end of period	$61,030	$69,163	$78,780

Plan assets less than projected benefit obligation	$(51,560)	$(64,346)	$(74,349)
Unrecognized actuarial gain	(2,013)	(7,320)	—
Unrecognized prior service cost	1,651	—	—
Adjustment to recognize minimum pension and severance liability	(4,383)	(463)	—

Accrued pension and severance liability	$(56,305)	$(72,129)	$(74,349)

The accumulated benefit obligation was $80 million, $86 million and $91 million as of December 31, 2003, December 31, 2002 and March 31, 2002, respectively.

In connection with the sale of the Armuelles banana production division (see Note 2), the Company paid severance amounts of $17 million to the workers of this division, and recognized curtailment and settlement gains of $7 million, which were included in the $21 million gain on sale of Armuelles division in the Consolidated Statement of Income.

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

The following weighted-average assumptions were used to determine the projected benefit obligations for the Company’s domestic pension plans and foreign pension and severance plans:

	Domestic Plans			Foreign Plans
	Dec. 31, 2003	Dec. 31, 2002	Mar. 31, 2002	Dec. 31, 2003	Dec. 31, 2002	Mar. 31, 2002
Discount rate	6.00%	6.50%	7.00%	8.00%	9.00%	9.25%
Long-term rate of compensation increase	5.00%	6.00%	6.00%	4.75%	5.00%	6.00%
Long-term rate of return on plan assets	8.00%	8.00%	8.00%	8.25%	4.00%	4.00%

The Company’s long-term rate of return on plan assets is based on the strategic asset allocation and future expected returns on plan assets. The changes from 2002 to 2003 in the weighted-average assumptions for the foreign plans are primarily due to the acquisition of Atlanta (see Note 7).

The weighted-average asset allocations of the Company’s domestic pension plans by asset category are as follows:

	December 31, 2003	December 31, 2002
Asset Category
Equity securities	74%	—
Fixed income securities	24%	—
Interest in master trust	—	99%
Cash and equivalents	2%	1%

From October 2002 to May 2003, the plan assets were combined with the plan assets of CPF in the master trust. The master trust was dissolved upon the sale of CPF (see Note 2). At December 31, 2002, the assets of the master trust were comprised of 68% equity securities, 29% fixed income securities and 3% cash and equivalents.

The primary investment objective for the fund is preservation of capital with a reasonable amount of long-term growth and income without undue exposure to risk. This is provided by a balanced strategy using fixed income, equities and cash equivalents. The target allocation of the overall fund is 70% equities and 30% fixed income. The cash position is maintained at a level sufficient to provide for the liquidity needs of the fund.

The Company expects to contribute $663,000 to its domestic pension plan in 2004.

Note 12 - Stock-Based Compensation

In accordance with the Plan of Reorganization (see Note 16), in March 2002, the Company’s then-existing stock option and incentive plans and all options and awards issued thereunder were cancelled upon emergence from Chapter 11 bankruptcy. The Company adopted a new stock option plan, under which the Company may issue up to an aggregate of 5.9 million shares of Common Stock as stock options, stock awards (including restricted stock awards), performance awards and stock appreciation rights (“SARs”). The options may be granted to directors, officers and other key employees and consultants to purchase shares of Common Stock at fair market value at the date of the grant. Under the stock option plan, options for approximately 4.3 million shares were outstanding at December 31,

2003. Additionally, 193,250 SARs granted to certain non-U.S. employees were outstanding at year-end. These options and SARs generally vest over four years and will be exercisable for a period not in excess of 10 years.

A summary of the activity and related information for the Company’s new stock options follows:

	2003		2002
(In thousands, except per share amounts)	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Under option at beginning of year	4,303	$16.83	—	$—
Options granted	391	12.94	4,751	16.84
Options exercised	(112)	16.95	—	—
Options cancelled or expired	(256)	16.92	(448)	16.95

Under option at end of year	4,326	$16.47	4,303	$16.83

Options exercisable at end of year	1,315	$16.78	—	$—

Shares available for future grants	1,209		1,352

Options outstanding as of December 31, 2003 had a weighted average remaining contractual life of 8.5 years at December 31, 2003 and had exercise prices ranging from $9.22 to $18.70. The following table summarizes further information on the range of exercise prices:

	Options Outstanding
(In thousands, except per share amounts)	Shares	Weighted average exercise price	Weighted average remaining life
Exercise Price
$ 9.22 - $13.00	280	$11.17	9 years
13.01 - 16.91	334	15.54	9 years
16.92 - 16.97	3,681	16.94	8 years
16.98 - 18.70	31	18.03	10 years

The estimated weighted average fair value per option share granted was $6.89 for 2003 and $7.84 for 2002 using a Black-Scholes option pricing model based on market prices and the following assumptions at the date of option grant: weighted average risk-free interest rates of 2.8% for 2003 and 4.4% for 2002, dividend yield of 0% for 2003 and 2002, volatility factor for the Company’s Common Stock price of 60% for 2003 and 47% for 2002, and a weighted average expected life of five years for 2003 and 2002 for options not forfeited.

Effective January 1, 2003, the Company began recognizing stock option expense in its results of operations for stock options granted after December 31, 2002. Prior to January 1, 2003, the Company accounted for stock options in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” With respect to SARs, the Company records expense over the life of the SARs to the extent that the price of the underlying stock is greater than the stated price of the SAR. During 2003, $773,000 of expense was recorded for the SARs.

Note 13 - Shareholders’ Equity

In accordance with the Company’s Plan of Reorganization (see Note 16), all previously outstanding preferred, preference and common stock of the Predecessor Company were cancelled. In accordance with the Plan, 150 million shares of new Common Stock are authorized, including 40 million shares which were issued in 2002. In addition, the Company issued warrants representing the right to purchase 13.3 million shares of new Common Stock. The warrants have an exercise price of $19.23 per share and are exercisable through March 19, 2009. The warrants, valued at $41 million for purposes of the Plan of Reorganization, are included in capital surplus at December 31, 2003 and 2002.

At December 31, 2003, shares of Common Stock were reserved for the following purposes:

Issuance under new stock option plan (see Note 12)	5.8 million
Issuance for exercise of warrants	13.3 million

The Company’s shareholders’ equity includes accumulated other comprehensive income at December 31, 2003 comprised of unrealized losses on derivatives of $29 million, unrealized translation gains of $40 million, a $7 million adjustment to increase the fair value of a cost investment and a minimum pension liability adjustment of $4 million. The accumulated other comprehensive loss balance at December 31, 2002 includes unrealized losses on derivatives of $15 million, unrealized translation gains of $13 million, and a minimum pension liability adjustment of $8 million.

Note 14 - Income Taxes

Income taxes related to continuing operations consist of the following:

(In thousands)	U.S. Federal	U.S. State	Foreign	Total
REORGANIZED COMPANY
2003
Current tax expense	$255	$1,459	$4,651	$6,365
Deferred tax expense (benefit)	—	919	(1,984)	(1,065)

	$255	$2,378	$2,667	$5,300

Nine months ended December 31, 2002
Current tax expense	$1,380	$165	$3,062	$4,607
Deferred tax expense (benefit)	—	224	(31)	193

	$1,380	$389	$3,031	$4,800

PREDECESSOR COMPANY
Three months ended March 31, 2002
Current tax expense (benefit)	$(855)	$132	$1,864	$1,141
Deferred tax benefit	—	—	(141)	(141)

	$(855)	$132	$1,723	$1,000

2001
Current tax expense	$840	$684	$4,269	$5,793
Deferred tax expense	—	7	—	7

	$840	$691	$4,269	$5,800

Income tax expense related to continuing operations differs from income taxes computed at the U.S. federal statutory rate for the following reasons:

	Reorganized Company		Predecessor Company
(In thousands)	Year Ended December 31, 2003	Nine Months Ended December 31, 2002	Three Months Ended March 31, 2002	Year Ended December 31, 2001
Income tax expense (benefit) computed at U.S. federal statutory rate	$35,407	$(638)	$(66,043)	$(40,035)
State income taxes, net of federal benefit	1,546	236	86	449
Impact of foreign operations	(34,646)	(18,143)	(4,579)	33,940
Goodwill amortization	—	—	—	1,656
Fresh start adjustment	—	—	53,996	—
Change in valuation allowance	(3,166)	9,401	9,592	(43,594)
Gain on transfer of trademark rights from U.S. subsidiary to foreign subsidiary	—	—	—	62,953
Change in tax attributes	1,675	9,641	7,319	(10,871)
Other	4,484	4,303	629	1,302

Income tax expense	$5,300	$4,800	$1,000	$5,800

The components of deferred income taxes included on the balance sheet are as follows:

	December 31,
(In thousands)	2003	2002
Deferred tax benefits
Net operating loss carryforwards	$129,281	$101,140
Other tax carryforwards	445	6,306
Employee benefits	2,080	11,774
Accrued expenses	11,117	14,664
Depreciation	48,918	71,296
Investments	9,608	40,531
Other	1,530	5,545

	202,979	251,256

Deferred tax liabilities
Growing crops	(10,500)	(10,500)
Trademark	(74,912)	(74,912)
Other	(7,021)	(5,584)

	(92,433)	(90,996)

	110,546	160,260
Valuation allowance	(124,605)	(171,621)

Net deferred tax liability	$(14,059)	$(11,361)

U.S. net operating loss carryforwards (“NOLs”) were $162 million as of December 31, 2003 and $155 million as of December 31, 2002. The 2003 U.S. NOLs will expire between 2017 and 2024. The foreign NOLs were $230 million in 2003 and $150 million in 2002. $156 million of the NOLs will expire between 2004 and 2009. The remaining $74 million of NOLs has an indefinite life carryforward period.

The change in the valuation allowance of $47 million reflected in the above table results primarily from the following items: (i) $40 million reduction due to the elimination of U.S. NOLs and tax credit carryforwards as a result of the Company’s bankruptcy reorganization; (ii) $20 million reduction related to foreign NOLs that expired in 2003; and (iii) $16 million increase related to the acquisition of Atlanta.

Income (loss) before taxes attributable to foreign operations was $118 million in 2003, $86 million for the nine months ended December 31, 2002, $(345) million for the three months ended March 31, 2002 and $71 million in 2001. Undistributed earnings of foreign subsidiaries, approximately $650 million at December 31, 2003, have been permanently reinvested in foreign operating assets. Accordingly, no provision for U.S. federal and state income taxes has been provided on these earnings.

Cash payments for income taxes were $8 million in 2003, $4 million for the nine months ended December 31, 2002, $1 million for the three months ended March 31, 2002 and $4 million in 2001. Additionally, the Company received $9 million of refunds in 2001 related to audits of the Company’s federal income tax returns for 1989 through 1991.

Income tax expense (benefit) associated with discontinued operations was $600,000 in 2003, $(400,000) for the nine months ended December 31, 2002, $0 for the three months ended March 31, 2002, and $1,200,000 in 2001. No income tax expense is associated with the cumulative effect of a change in method of accounting, or any of the items included in other comprehensive income.

Note 15 - Segment Information

The Company had previously reported two business segments prior to the 2003 third quarter, Fresh Produce and Processed Foods. The Fresh Produce segment included the sourcing, transportation, distribution and marketing of bananas, as well as a wide variety of other fresh fruits and vegetables. The Processed Foods segment consisted primarily of the Company’s vegetable canning division, which accounted for more than 90% of the net sales in this segment and was sold in May 2003. As a result of the sale of CPF and the acquisition of Atlanta, the Company’s internal reporting of the results of its business units has changed, and the Company determined that it had the following two reportable segments: Bananas and Other Fresh Produce.

The Company’s Banana segment includes the sourcing (production and purchase), transportation, marketing, and distribution of bananas, including those marketed by Atlanta. The Company’s Other Fresh Produce segment includes the sourcing, marketing and distribution of fresh fruits and vegetables other than bananas. In most cases, Chiquita does not grow the other fresh produce sold, but rather sources it from independent growers. Chiquita’s Other Fresh Produce business increased substantially with the acquisition of Atlanta, which has annual sales of approximately $900 million in non-banana fresh produce. The Other Fresh Produce segment also includes Chiquita’s new fresh-cut fruit business. Remaining operations from the old Processed Foods segment consist of processed fruit ingredient products, which are produced in Latin America and sold elsewhere, and other consumer products. These operations are reported in “Other.” The Company evaluates the performance of its business segments based on operating income. Intercompany transactions between segments are eliminated. Financial information for each segment follows:

(In thousands)	Bananas	Other Fresh Produce	Other	Consolidated
REORGANIZED COMPANY
2003
Net sales	$1,579,900	$979,245	$54,403	$2,613,548
Segment operating income (loss)	132,618	(3,868)	11,636	140,386
Depreciation	30,341	5,983	499	36,823
Income (loss) from equity investments[1]	6,502	(2,006)	3,064	7,560
Total assets[2]	1,285,027	394,880	23,202	1,703,109
Investment in equity affiliates[1]	22,152	6,982	1,047	30,181
Expenditures for long-lived assets	39,075	11,136	833	51,044
Net operating assets	787,549	211,181	17,167	1,015,897

AS OF AND FOR THE NINE MONTHS ENDED DECEMBER 31, 2002
Net sales	$989,214	$120,228	$30,582	$1,140,024
Segment operating income (loss)	43,323	(20,408)	2,586	25,501
Depreciation	21,704	356	389	22,449
Income (loss) from equity investments[1]	1,679	(8,843)	1,939	(5,225)
Total assets	1,161,908	151,136	33,243	1,346,287
Investment in equity affiliates[1]	37,934	54,505	10,905	103,344
Expenditures for long-lived assets	32,007	2,282	170	34,459
Net operating assets	753,903	114,388	27,418	895,709

PREDECESSOR COMPANY
FOR THE THREE MONTHS ENDED MARCH 31, 2002
Net sales	$351,830	$86,251	$8,065	$446,146
Segment operating income	38,059	1,768	751	40,578
Depreciation	16,425	120	332	16,877
Income from equity investments[1]	2,051	899	364	3,314
Expenditures for long-lived assets	2,330	133	98	2,561

2001
Net sales	$1,242,558	$189,413	$33,009	$1,464,980
Segment operating income (loss)	42,930	(22,022)	1,714	22,622
Depreciation and amortization	66,408	1,537	2,078	70,023
Income (loss) from equity investments[1]	(2,242)	(2,217)	1,953	(2,506)
Expenditures for long-lived assets	20,914	9,234	603	30,751

[1]	See Note 8 for further information related to investments in and income from equity method investments.

[2]	At December 31, 2003, goodwill of $14 million and $29 million are allocated to the Banana and Other Fresh Produce segments, respectively.

The reconciliation of Consolidated Balance Sheet total assets to amounts in the segment reporting table above follows:

	December 31,
(In thousands)	2003	2002
Total assets per the Consolidated Balance Sheet	$1,706,719	$1,642,241
Less assets of discontinued operations	(3,610)	(295,954)

Total assets per the segment reporting table	$1,703,109	$1,346,287

The reconciliation of Consolidated Statement of Cash Flow captions to expenditures for long-lived assets follows:

(In thousands)	Year Ended December 31, 2003	Nine Months Ended December 31, 2002	Three Months Ended March 31, 2002	Year Ended December 31, 2001
Per Consolidated Statement of Cash Flow:
Capital expenditures	$51,044	$31,925	$2,561	$14,208
Long-term investments	—	2,534	—	16,543

Expenditures for long-lived assets	$51,044	$34,459	$2,561	$30,751

The reconciliation of the Consolidated Balance Sheet total assets to net operating assets follows:

	December 31,
(In thousands)	2003	2002
Total assets	$1,706,719	$1,642,241
Less:
Cash	(134,296)	(52,885)
Assets of discontinued operations	(3,610)	(295,954)
Accounts payable	(264,373)	(130,829)
Accrued liabilities	(144,230)	(87,813)
Accrued pension and other employee benefits	(81,899)	(98,069)
Other liabilities	(62,414)	(80,982)

Net operating assets	$1,015,897	$895,709

Financial information by geographic area is as follows:

	Reorganized Company		Predecessor Company
(In thousands)	Year Ended December 31, 2003	Nine Months Ended December 31, 2002	Three Months Ended March 31, 2002	Year Ended December 31, 2001
Net sales
United States	$702,854	$459,060	$203,083	$648,876
Italy	181,850	106,505	34,746	130,227
Germany	824,618	115,927	38,642	131,376
Other international	904,226	458,532	169,675	554,501

	$2,613,548	$1,140,024	$446,146	$1,464,980

	December 31,
(In thousands)	2003	2002
Long-lived assets
United States	$272,186	$259,016
Central and South America	139,674	134,282
Germany	150,149	46,600
Other international	250,407	237,195
Shipping operations	152,743	164,891

	$965,159	$841,984

The Company’s products are sold throughout the world and its principal production and processing operations are conducted in Central and South America. Chiquita’s earnings are heavily dependent upon products grown and purchased in Central and South America. These activities, a significant factor in the economies of the countries where Chiquita produces bananas and related products, are subject to the risks that are inherent in operating in such foreign countries, including government regulation, currency restrictions and other restraints, risk of expropriation, risk of political instability and burdensome taxes. Certain of these operations are substantially dependent upon leases and other agreements with these governments.

The Company is also subject to a variety of government regulations in most countries where it markets bananas and other fresh products, including health, food safety, and customs requirements, import quotas and tariffs, currency exchange controls and taxes.

Note 16 - Parent Company Debt Restructuring

On March 19, 2002, CBII, a parent holding company without business operations of its own, completed its financial restructuring when its pre-arranged Plan of Reorganization under Chapter 11 of the U.S. Bankruptcy Code became effective.

Pursuant to the Plan, on March 19, 2002, $861 million of the Predecessor Company’s outstanding senior notes and subordinated debentures (“Old Notes”) and $102 million of accrued and unpaid interest thereon were exchanged for $250 million of 10.56% Senior Notes due 2009 (“Senior Notes”) and 95.5% (38.2 million shares) of new Common Stock. Previously outstanding preferred, preference and common stock of the Predecessor Company was exchanged for 2% (0.8 million shares) of the new Common Stock as well as 7-year warrants, exercisable at $19.23 per share, to purchase up to 13.3 million additional shares of new Common Stock. In addition, as part of a management incentive program, certain executives were granted rights to receive 2.5% (1 million shares) of the new Common Stock. At

December 31, 2003, 909,865 of these shares had been issued, 49,136 shares had been surrendered in satisfaction of tax withholding obligations, and 40,999 shares were held in a “rabbi trust.”

No interest payments on the Old Notes were made in 2002 and 2001. The Company recorded interest expense on the Old Notes until November 28, 2001, the date the Company filed its Chapter 11 petition, but not thereafter. As a result, interest expense for the first quarter of 2002 does not include $20 million which would have been payable under the terms of the Old Notes.

The Company’s emergence from Chapter 11 bankruptcy proceedings on March 19, 2002 resulted in a new reporting entity and adoption of fresh start reporting in accordance with Statement of Position (“SOP”) No. 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code.” The Consolidated Financial Statements as of and for the quarter ended March 31, 2002 reflect reorganization adjustments for the discharge of debt and adoption of fresh start reporting. Accordingly, the estimated reorganization value of the Company of $1,280 million, which served as the basis for the Plan approved by the bankruptcy court, was used to determine the equity value allocated to the assets and liabilities of the Reorganized Company in proportion to their relative fair values in conformity with Statement of Financial Accounting Standards No. 141, “Business Combinations.” This reorganization value of $1,280 million is before consideration of indebtedness of the Company.

Financial restructuring items for the quarter ended March 31, 2002, totaling a net charge of $286 million, resulted from the following:

•	Exchange of Old Notes and accrued interest for 95.5% of the new Common Stock and $250 million of Senior Notes, resulting in a gain of $154 million;

•	Reduction of property, plant and equipment carrying values by $491 million, including $320 million relating to the Company’s tropical farm assets and $158 million relating to the Company’s shipping vessels;

•	Reduction of long-term operating investments and other asset carrying values by $182 million;

•	Increase in the carrying value of the Chiquita trademark of $375 million;

•	Increase of $33 million in accrued pension and other employee benefits primarily associated with tropical pension/severance obligations;

•	Increase in other liabilities of $16 million for unfavorable lease obligations;

•	Reorganization costs of $30 million in the first quarter of 2002 primarily associated with professional fees and grants of new Common Stock to certain executives as part of the Chapter 11 restructuring agreement. Cash payments in the first quarter of 2002 associated with reorganization costs were $13 million; and

•	Reduction of $63 million in long-term assets of subsidiaries that were subsequently classified as discontinued operations.

The fresh start adjustments to the carrying values of the Company’s assets and liabilities were based upon the work of outside appraisers, actuaries and financial consultants, as well as internal valuation estimates using discounted cash flow analyses, to determine the relative fair values of the Company’s assets and liabilities.

The following table reflects reorganization adjustments to the Company’s Consolidated Balance Sheet as of March 31, 2002:

	Balance Sheet at March 31, 2002 (Unaudited)
		Reorganization Adjustments
(In thousands)	Before Reorganization Adjustments	Debt Discharge	Fresh Start Adjustments	After Reorganization Adjustments
Current assets	$557,380	$—	$—	$557,380
Assets of discontinued operations	383,763	—	(63,481)	320,282
Property, plant and equipment, net	861,845	—	(490,734)	371,111
Investments and other assets, net	325,128	—	(182,467)	142,661
Intangibles	11,804	—	375,781	387,585

Total assets	$2,139,920	$—	$(360,901)	$1,779,019

Notes and loans payable	$25,280	$—	$—	$25,280
Long-term debt due within one year	39,650	—	—	39,650
Accounts payable and accrued liabilities	221,921	—	13,685	235,606
Liabilities of discontinued operations	194,079	—	—	194,079
Long-term debt of parent company	—	250,000	—	250,000
Long-term debt of subsidiaries	217,315	—	—	217,315
Accrued pension and other employee benefits	67,092	—	33,020	100,112
Other liabilities	87,874	—	16,350	104,224
Liabilities subject to compromise	962,820	(962,820)	—	—

Total liabilities	1,816,031	(712,820)	63,055	1,166,266
Retained earnings (deficit)	(657,016)	154,046	502,970	—
Other shareholders’ equity	980,905	558,774	(926,926)	612,753	*

Total liabilities and shareholders’ equity	$2,139,920	$—	$(360,901)	$1,779,019

*	After deducting $654 million of indebtedness from the Company’s $1,280 million estimated reorganization value, the total equity value of the Company was $626 million. Indebtedness of $654 million is composed of notes and loans payable of $25 million, long-term debt due within one year of $40 million, long-term debt of parent company of $250 million, long-term debt of subsidiaries of $217 million, and indebtedness included in liabilities of discontinued operations of $122 million. The total shareholders’ equity in the March 31, 2002 Reorganized Company balance sheet excludes $13 million related to restricted management shares subject to delayed delivery, which are reflected in accounts payable and accrued liabilities above. These shares were issued in the second quarter of 2002 and are included in equity for all periods after March 31, 2002.

Note 17 - Litigation

A number of legal actions are pending against the Company. Based on information currently available to the Company and advice of counsel, management does not believe such litigation will, individually or in the aggregate, have a material adverse effect on the financial statements of the Company.

Note 18 - Quarterly Financial Data (Unaudited)

The following quarterly financial data are unaudited, but in the opinion of management include all necessary adjustments for a fair presentation of the interim results, which are subject to significant seasonal variations. Amounts presented differ from previously filed Quarterly Reports on Form 10-Q because of reclassifications for discontinued operations.

2003	Reorganized Company
(In thousands, except per share amounts)	March 31	June 30	Sep. 30	Dec. 31
Net sales	$471,329	$829,173	$627,511	$685,535
Cost of sales	(381,507)	(716,021)	(546,033)	(581,097)
Operating income	37,677	60,924	22,693	19,092
Income from continuing operations	26,504	48,513	10,645	10,201
Discontinued operations	(1,623)	8,042	(760)	(2,316)
Net income	24,881	56,555	9,885	7,885
Basic earnings (loss) per share:
Continuing operations	0.66	1.21	0.27	0.26
Discontinued operations	(0.04)	0.20	(0.02)	(0.06)
Net income	0.62	1.41	0.25	0.20
Diluted earnings (loss) per share:
Continuing operations	0.66	1.21	0.27	0.25
Discontinued operations	(0.04)	0.20	(0.02)	(0.06)
Net income	0.62	1.41	0.25	0.19
Common stock market price
High	15.45	15.29	18.72	22.90
Low	8.77	11.05	14.30	17.43

2002	Predecessor Company	Reorganized Company
(In thousands, except per share amounts)	March 31	June 30	Sep. 30	Dec. 31
Net sales	$446,146	$442,955	$334,177	$362,892
Cost of sales	(346,500)	(324,765)	(282,585)	(334,119)
Operating income (loss)	40,578	57,489	(2,582)	(29,406)
Income (loss) from continuing operations before cumulative effect of a change in method of accounting	(189,694)	46,134	(12,841)	(39,915)
Discontinued operations	(63,606)	1,580	4,611	13,626
Income (loss) before cumulative effect of a change in method of accounting	(253,300)	47,714	(8,230)	(26,289)
Cumulative effect of a change in method of accounting	(144,523)	—	—	—
Net income (loss)	(397,823)	47,714	(8,230)	(26,289)
Basic and diluted earnings (loss) per share:
Continuing operations	(2.42)	1.15	(0.32)	(1.00)
Discontinued operations	(0.81)	0.04	0.11	0.34
Before cumulative effect of a change in method of accounting	(3.23)	1.19	(0.21)	(0.66)
Cumulative effect of a change in method of accounting	(1.85)	—	—	—
Net income (loss)	(5.08)	1.19	(0.21)	(0.66)
Reorganized Company:
Common stock market price
High	—	18.60	17.55	15.40
Low	—	15.64	14.01	11.10
Predecessor Company:
Common stock market price
High	0.87	—	—	—
Low	0.63	—	—	—

In the first quarter of 2003, the Company changed its method of accounting for certain tropical production and logistics expenses of its banana operations during interim periods. Previously, the Company used a standard costing method which allocated those costs evenly throughout the year on a per box basis. The Company has now adopted a costing method which recognizes costs as incurred. The accounting change has no effect on total-year costs or results. Under the former accounting policy, $18 million of costs incurred in the 2002 first quarter and $3 million of costs incurred in the 2002 second quarter were deferred and fully expensed in the second half of 2002, $4 million in the third quarter and $17 million in the fourth quarter.

Second quarter operating income in 2003 includes a $21 million gain on the sale of the assets of the Armuelles banana production division. Gains (losses) on the sale of equity method investments of $(2) million, $12 million and $7 million are included in operating income for the 2003 second, third and fourth quarters, respectively. Financial restructuring charges for continuing operations of $222 million and for discontinued operations of $63 million, and a cumulative effect of $145 million from the change in method of accounting for goodwill are included in net loss in the first quarter of 2002.

Per share results include the effect, if dilutive, of assumed conversion of preferred and preference stock, convertible debentures, options and warrants into common stock during the period presented. The effects of assumed conversions are determined independently for each respective quarter and year and may not be dilutive during every period due to variations in operating results. Therefore, the sum of quarterly per share results will not necessarily equal the per share results for the full year.

Chiquita Brands International, Inc.

SELECTED FINANCIAL DATA

	Reorganized Company		Predecessor Company
	Year Ended December 31, 2003	Nine Months Ended December 31, 2002	Three Months Ended March 31, 2002	Year Ended December 31,
(In thousands, except per share amounts)				2001	2000	1999
FINANCIAL CONDITION
Working capital	$281,277	$243,960	$256,844	$240,925	$77,917	$279,268
Capital expenditures	51,044	31,925	2,561	14,208	45,828	120,720
Total assets	1,706,719	1,642,241	1,779,019	2,262,492	2,416,790	2,596,127
Capitalization
Short-term debt*	48,070	41,701	64,930	52,865	188,986	42,223
Long-term debt*	346,490	394,796	467,315	216,973	960,681	1,120,187
Liabilities subject to compromise*	—	—	—	962,820	—	—
Shareholders’ equity	757,346	629,289	612,753	448,594	582,543	705,286
OPERATIONS
Net sales	$2,613,548	$1,140,024	$446,146	$1,464,980	$1,504,894	$1,792,579
Operating income (loss)*	140,386	25,501	40,578	22,622	(633)	22,643
Income (loss) from continuing operations before cumulative effect of a change in method of accounting	95,863	(6,622)	(189,694)	(120,187)	(109,059)	(71,510)
Discontinued operations	3,343	19,817	(63,606)	1,419	14,192	13,128
Income (loss) before cumulative effect of a change in method of accounting	99,206	13,195	(253,300)	(118,768)	(94,867)	(58,382)
Cumulative effect of a change in method of accounting	—	—	(144,523)	—	—	—
Net income (loss)*	99,206	13,195	(397,823)	(118,768)	(94,867)	(58,382)
SHARE DATA
Shares used to calculate diluted earnings (loss) per common share	40,399	39,967	78,273	73,347	66,498	65,768
Diluted earnings (loss) per common share:
Continuing operations	$2.38	$(0.17)	$(2.42)	$(1.80)	$(1.89)	$(1.35)
Discontinued operations	0.08	0.50	(0.81)	0.02	0.21	0.20
Before cumulative effect of a change in method of accounting	2.46	0.33	(3.23)	(1.78)	(1.68)	(1.15)
Cumulative effect of a change in method of accounting	—	—	(1.85)	—	—	—
Net income (loss)	2.46	0.33	(5.08)	(1.78)	(1.68)	(1.15)
Dividends per common share	—	—	—	—	—	0.20
Market price per common share:
Reorganized Company:
High	22.90	18.60	—	—	—	—
Low	8.77	11.10	—	—	—	—
End of period	22.53	13.26	—	—	—	—
Predecessor Company:
High	—	—	0.87	3.06	5.63	11.75
Low	—	—	0.63	0.42	0.88	3.38
End of period	—	—	0.71	0.64	1.00	4.75

*	In the Notes to the Consolidated Financial Statements, see Note 1 for information on an interim period accounting change, Note 2 for discontinued operations and other divestitures information, Note 7 for information on the Atlanta acquisition, and Note 16 for information related to the parent company Chapter 11 restructuring. See Management’s Discussion and Analysis of Financial Condition and Results of Operations for information related to significant items affecting operating income for the full year 2003, the nine months ended December 31, 2002, the three months ended March 31, 2002 and the full year 2001.