Form 10-K, Exhibit 13
period 2004-12-31
CHIQUITA BRANDS INTERNATIONAL INC
filed 2005-03-16
CIK 101063

Exhibit 13

Statement of Management Responsibility

The financial statements and related financial information presented in this Annual Report are the responsibility of Chiquita Brands International, Inc. management, which believes that they present fairly the Company’s consolidated financial position and results of operations in accordance with generally accepted accounting principles.

The Company’s management is responsible for establishing and maintaining adequate internal controls. The Company has a system of internal accounting controls, which includes internal control over financial reporting and is supported by formal financial and administrative policies. This system is designed to provide reasonable assurance that the Company’s financial records can be relied on for preparation of its financial statements and that its assets are safeguarded against loss from unauthorized use or disposition.

The Company also has a system of disclosure controls and procedures designed to ensure that material information relating to the Company and its consolidated subsidiaries is made known to the Company representatives who prepare and are responsible for the Company’s financial statements and periodic reports filed with the Securities and Exchange Commission (“SEC”). The effectiveness of these disclosure controls and procedures is reviewed quarterly by management, including the Company’s Chief Executive Officer and Chief Financial Officer. Management modifies and improves these disclosure controls and procedures as a result of the quarterly reviews or as changes occur in business conditions, operations or reporting requirements.

The Company’s worldwide internal audit function, which reports to the Audit Committee, reviews the adequacy and effectiveness of controls and compliance with the Company’s policies.

The Audit Committee of the Board of Directors consists solely of directors who are considered independent under applicable New York Stock Exchange rules. One member of the Audit Committee, Roderick M. Hills, has been determined by the Board of Directors to be an “audit committee financial expert” as defined by SEC rules. The Audit Committee reviews the Company’s financial statements and periodic reports filed with the SEC, as well as the Company’s internal control over financial reporting including its accounting policies. In performing its reviews, the Committee meets periodically with the independent auditors, management and internal auditors, both together and separately, to discuss these matters.

The Audit Committee engages Ernst & Young, an independent registered accounting firm, to audit the Company’s financial statements and its internal control over financial reporting and express opinions thereon. The scope of the audits is set by Ernst & Young, following review and discussion with the Audit Committee. Ernst & Young has full and free access to all Company records and personnel in conducting its audits. Representatives of Ernst & Young meet regularly with the Audit Committee, with and without members of management present, to discuss their audit work and any other matters they believe should be brought to the attention of the Committee. Ernst & Young has issued an opinion on the Company’s financial statements. This report appears on page 21. Ernst & Young has also issued an audit report on management’s assessment of the Company’s internal control over financial reporting. This report appears on page 22.

Management’s Assessment of the Company’s Internal Control over Financial Reporting

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on management’s assessment, management believes that, as of December 31, 2004, the Company’s internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework.

/s/ FERNANDO AGUIRRE	/s/ JOHN W. BRAUKMAN III	/s/ WILLIAM A. TSACALIS
Chief Executive Officer	Chief Financial Officer	Chief Accounting Officer

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Chiquita Brands International, Inc. (“CBII”) and its subsidiaries (collectively, “Chiquita” or the “Company”) operate as a leading international marketer and distributor of bananas and other fresh produce sold primarily under the “Chiquita” brand name. The Company also distributes and markets fresh-cut fruit and other branded, value-added fruit products.

Pursuant to its business strategy, on February 22, 2005, the Company entered into a Stock Purchase Agreement with Performance Food Group Company to purchase its “Fresh Express” packaged salad and fresh-cut fruit businesses for $855 million in cash, subject to certain adjustments. In connection with the transaction, the Company received funding commitments from financial institutions in amounts sufficient to close the Fresh Express acquisition and to maintain the Company’s current revolving credit capacity. The transaction, which is subject to certain customary conditions to closing, is expected to be consummated in the second quarter of 2005. Fresh Express sells approximately $1 billion annually in value-added salads, all of which are marketed under the Fresh Express brand. The Company believes that this acquisition will permit it to diversify its business, providing revenue growth in higher margin value-added products, and lead to a more balanced mix of sales between Europe and North America, which will make the Company less susceptible to risks unique to Europe, such as pending changes to the European Union (“EU”) banana import regime and foreign exchange risk.

The key elements of Chiquita’s current business strategy include:

•	Strengthening the core business. The Company intends to expand profitable relationships with customers and become a more consumer-centric organization. A major focus is innovation in products, technology and marketing, including expanding distribution channels, extending product shelf life, and developing new product varieties. Chiquita will continue to provide value-added services in ways that it believes better satisfy consumers, increase retailer profitability and boost the in-store presence of Chiquita-branded products. These strategies are designed to achieve two objectives. First, to improve Chiquita’s profitability, particularly in North America, where for many years the Company has experienced annual price declines. Second, to build from our strength in Europe, where Chiquita is the market leader and generally obtains a premium price for its Chiquita-branded bananas.

Separately, Chiquita has made significant progress in farm productivity and supply chain efficiency over the past few years. The Company will continue to seek improvements in these areas, including capital investments to improve productivity and a newly integrated global procurement organization to reduce the cost of materials.

•	Pursuing profitable growth. Chiquita intends to expand its leadership both in new product areas and with new customers. It intends to leverage the Chiquita® brand in other fresh produce and enter or increase its presence in value-added, higher-margin food categories, such as through the acquisition of Fresh Express, that take advantage of consumer trends in health, convenience and taste. Additionally, the Company plans to accelerate growth in Asia, building on the 17% growth achieved in this region in 2004, and other markets, such as Russia and the Middle East.

The critical risks facing the business include the EU transition to a tariff-only regime in 2006, exchange rates, pricing, weather disruptions and integration of Fresh Express.

•	In October 2004, the European Commission announced that it would propose a tariff on Latin American bananas of €230 per metric ton. This would represent a substantial increase over the €75 per metric ton tariff now applicable to Latin American bananas entering under the EU’s current tariff rate quota system. The Latin American supplying countries have announced their opposition to any tariff above €75. On February 1, 2005 the European Commission notified its €230 per metric ton proposal to the World Trade Organization (“WTO”), thereby triggering consultation and arbitration procedures. An arbitration decision is likely by late summer. There can be no assurance that a tariff-only system will be installed by 2006, that the tariff level finally established for Latin American bananas will not be greater than €75 per metric ton or that the final tariff will not be materially adverse to marketers of Latin American bananas such as the Company.

•	Beginning in 2002, the euro began to strengthen against the dollar, causing the Company’s sales and profits to increase as a result of the favorable exchange rate conversion of euro-denominated sales to U.S. dollars. Partially in response to the favorable exchange rates, the euro price at which the Company’s products are sold in Europe may decrease, which could partially offset the impact of favorable exchange rate conversions. The Company’s results will continue to be significantly affected by currency changes in Europe and, should the euro begin to weaken against the dollar, there can be no assurance that the Company will be able to offset this unfavorable currency movement with an increase to its euro pricing for bananas and other fresh produce. The Company seeks to reduce its exposure to adverse effects of euro exchange movements in any given year by purchasing euro put option hedging contracts.

•	The Company was not affected in 2003 or 2004 by any significant weather disruptions. However, in prior years the Company has had significant areas of banana cultivations affected by flooding or wind damage, requiring in some cases, tens of millions of dollars of capital expenditures for farm rehabilitation. On a much smaller scale, the Company’s Costa Rica and Bocas, Panama divisions were affected by flooding in early 2005.

Financial highlights for 2004 include the following:

•	Net sales for 2004 were $3.1 billion compared to $2.6 billion for 2003. Approximately 60% of the increase was due to the acquisition of Atlanta AG (“Atlanta”), a German distributor of fresh fruits and vegetables, which was completed in March 2003. The remaining increase resulted from favorable exchange rates and higher other fresh produce sales.

•	Operating income for 2004 was $113 million, compared to $140 million for 2003.

•	Operating income in 2004 included losses of $7 million from asset sales, primarily representing a loss on the sale of the Company’s banana-producing and port operations in Colombia, and other charges of $9 million relating to the Atlanta restructuring and severance.

•	Operating income for 2003 included $41 million of net gains on asset sales, primarily the Armuelles, Panama banana division and several equity method investment joint-ventures, and $25 million of charges related to severance, Atlanta write-downs and losses on asset sales, and shut-down of banana farms.

•	The Company reduced its debt from $395 million at December 31, 2003 to $349 million at December 31, 2004.

•	In September 2004, the Company refinanced its $250 million of 10.56% Senior Notes due 2009 with a new issue of 7½% Senior Notes due 2014. In early 2005, CBII’s major operating subsidiary, Chiquita Brands L.L.C. (“CBL”), entered into a new $150 million credit facility on terms that the Company believes are substantially more favorable than those contained in its prior facility, which expired in June 2004. The Company believes that its strong balance sheet will provide flexibility to pursue a sustainable growth strategy.

•	In the 2004 fourth quarter, the Company announced the initiation of a quarterly cash dividend of $0.10 per share on the Company’s outstanding shares of common stock. The first dividend was paid in January 2005.

•	During 2004, the Company authorized a common stock and warrant repurchase program of up to $20 million. During the fourth quarter, the Company repurchased and subsequently retired approximately 517,000 shares at an average price of $18.62 per share.

Beginning in 2002, after emerging from a financial restructuring under Chapter 11 of the U.S. Bankruptcy Code, management undertook a thorough analysis of the entire Company and, in late 2002, announced plans to divest non-core assets, reduce costs through targeted programs, reduce debt, maintain the Company’s market position in the EU, and, ultimately, leverage existing assets into new businesses. In accordance with these plans, the Company sold several businesses and investments and used the proceeds to significantly reduce debt. Between March 2002 and December 2004, the Company reduced total debt from $654 million, which includes debt of discontinued operations, to $349 million. In addition, in March 2003 the Company completed the acquisition of Atlanta, which has annual sales of over $1 billion, and it launched a new fresh-cut fruit business in late 2003.

References to “Predecessor Company” refer to the Company prior to March 31, 2002, when the Company emerged from Chapter 11 reorganization. References to “Reorganized Company” refer to the Company on and after March 31, 2002, after giving effect to the issuance of new securities in exchange for the previously outstanding securities in accordance with the Plan of Reorganization, and implementation of fresh start accounting. Generally accepted accounting principles do not permit combining the results of the Reorganized Company with those of the Predecessor Company in the financial statements. Accordingly, the Consolidated Statement of Income does not present a twelve month period ended December 31, 2002.

OPERATIONS

The Company’s Banana segment includes the sourcing (production and purchase), transportation, marketing and distribution of bananas, including those marketed by Atlanta. The Company’s Other Fresh Produce segment includes the sourcing, marketing and distribution of fresh fruits and vegetables other than bananas. In almost all cases, Chiquita does not grow the other fresh produce sold, but rather sources it from independent growers. Chiquita’s Other Fresh Produce business increased substantially with the March 2003 acquisition of Atlanta (see Note 7 to the Consolidated Financial Statements), which has annual sales of approximately $1.2 billion, of which $900 million is non-banana fresh produce. The Other Fresh Produce segment also includes Chiquita’s new fresh-cut fruit business. Remaining operations, which are reported in “Other,” consist of processed fruit ingredient products, which are produced in Latin America and sold in other parts of the world, and other consumer packaged goods. The acquisition of Atlanta was the primary cause of increases to the Company’s sales, cost of sales and selling, general and administrative expenses in 2004 and 2003 compared to previous years.

The following table provides net sales and operating income on a segment basis:

	Reorganized Company				Predecessor Company
(In thousands)	Year Ended Dec. 31, 2004	Year Ended Dec. 31, 2003		Nine Months Ended Dec. 31, 2002	Three Months Ended Mar. 31, 2002
Net sales
Bananas	$1,714,537	$1,579,900		$989,214	$351,830
Other Fresh Produce	1,298,205	979,245		120,228	86,251
Other	58,714	54,403		30,582	8,065

Total net sales	$3,071,456	$2,613,548		$1,140,024	$446,146

Segment operating income (loss)
Bananas	$122,739	$132,618		$43,323	$38,059
Other Fresh Produce	(12,982)	(3,868)		(20,408)	1,768
Other	3,190	11,636	*	2,586	751

Total operating income	$112,947	$140,386		$25,501	$40,578

*	Includes a $7 million gain on the sale of the Company’s investment in Mundimar Ltd., a Honduran palm-oil joint venture.

Banana Segment

Net sales

Banana segment net sales for 2004 increased 9% versus 2003. The acquisition of Atlanta accounted for $36 million of the $135 million increase. The remaining increase resulted from favorable European exchange rates, improved banana pricing in Europe and higher banana sales volume in North America. Banana net sales for 2003 increased 18% versus 2002 due to the acquisition of Atlanta, increased sales volume, and favorable European exchange rates, partially offset by lower local pricing.

Operating income

2004 compared to 2003. Banana segment operating income for 2004 was $123 million, compared to $133 million for 2003. Banana segment operating results were favorably affected by:

•	$76 million net benefit from European currency and banana pricing, comprised of $79 million of increased revenue from favorable European exchange rates, $8 million of decreased hedging costs and $4 million from improved local European pricing, offset by $13 million in increased European costs due to the stronger euro, and $2 million less in balance sheet translation gains; and

•	$7 million decline in charges related to severance, the closure of farms and Atlanta restructuring ($5 million of charges in 2004 compared to $12 million of such charges in the prior year).

These items were offset by:

•	$34 million adverse effect from asset sales year-over-year, primarily comprised of a loss of $9 million on the sale of the Colombian banana production division in the second quarter of 2004 and a $21 million gain on the sale of the Armuelles, Panama division in the 2003 second quarter;

•	$14 million of cost increases primarily related to rising fuel, paper and short-term spot ship charter costs;

•	$14 million increase in selling, general and administrative expenses associated with investment spending, including banana innovation costs and a $7 million increase in marketing expenses, primarily to build brand equity in several European countries, including new EU member states in Central and Eastern Europe;

•	$13 million adverse effect of North American banana pricing;

•	$7 million increase in legal and other costs associated with the U.S. Department of Justice investigation of the Company’s Colombian operations sold in June 2004. These costs are included in selling, general and administrative expenses (see “RISKS OF INTERNATIONAL OPERATIONS” below);

•	$7 million from lower banana volume in Europe; and

•	$4 million charge in selling, general and administrative expenses related to stock options and restricted stock that had been previously granted to the Company’s former chairman and chief executive officer and vested upon his retirement in May 2004.

The Company’s banana sales volumes of 40-pound boxes were as follows:

(In millions, except percentages)	2004	2003	% Change
European Core Markets	55.3	56.1	-2%
Trading Markets	5.4	7.9	-32%
North America	59.0	55.1	7%

Total	119.7	119.1	1%

The volume of fruit sold into trading markets typically reflects available capacity after contracted (and other) commitments are met. When bananas are in short supply, less volume is sold into trading markets, with the result that prices may rise. However, the total volume of fruit sold in these markets is relatively small.

In addition, the Company is a 50% owner of a joint venture serving the Far East, which had banana sales volume of 16.3 million and 13.9 million boxes during 2004 and 2003, respectively.

The following tables present the 2004 percentage change compared to 2003 for the Company’s banana prices and banana volume:

	Q1	Q2	Q3	Q4	Year
Banana Prices
North America	-6%	-1%	-2%	-2%	-3%
European Core Markets
U.S. Dollars	7%	6%	12%	17%	10%
Local Currency	-9%	0%	4%	8%	0%
Trading Markets
U.S. Dollars	8%	22%	13%	31%	20%
Local Currency	-8%	15%	4%	21%	9%
Asia
U.S. Dollars	8%	8%	-8%	-1%	2%
Local Currency	3%	3%	-11%	-2%	-2%

Banana Volume
North America	3%	5%	8%	13%	7%
European Core Markets	-2%	-6%	-2%	4%	-2%
Trading Markets	13%	-49%	0%	-48%	-32%
Asia	31%	17%	11%	19%	17%

The Company has entered into option contracts to hedge its risks associated with euro exchange rate movements. Foreign currency hedging costs charged to the Consolidated Statement of Income were $30 million in 2004, compared to $38 million in 2003. These costs relate primarily to hedging the Company’s net cash flow exposure to fluctuations in the U.S. dollar value of its euro-denominated sales. At December 31, 2004, unrealized losses of $24 million on the Company’s option contracts were included in “Accumulated other comprehensive income,” approximately $12 million of which is expected to be reclassified to net income during the next 12 months, and the remainder in 2006. The Company primarily purchases put options, which require an upfront premium payment. These put options can reduce the negative earnings impact on the Company of a significant future decline in the value of the euro, without limiting the benefit the Company would receive from a stronger euro. Between June and August 2004, the Company purchased put options to hedge a majority of its anticipated 2006 euro net cash receipts.

2003 compared to 2002. The $52 million improvement in banana segment operating income in 2003 compared to 2002 primarily resulted from $51 million from lower production, logistics, advertising and overhead costs; a $21 million gain on the sale of the Armuelles banana production division; a $6 million net benefit from European currency and banana pricing (comprised of $136 million of increased revenue from favorable European exchange rates, offset by $71 million in lower local pricing in the Company’s core Europe, Eastern European and Mediterranean markets, $30 million in increased hedging costs, $19 million in increased European costs due to the stronger euro, and $10 million less in balance sheet translation gains); $8 million in lower depreciation expense, primarily related to reduction in asset values recorded in conjunction with the Company’s emergence from Chapter 11 reorganization in March 2002; $6 million from increased banana sales volume in Europe and North America; and $5 million benefit as a result of charges incurred in 2002 related to flooding in Costa Rica and Panama (no significant flooding charges were incurred in 2003). These improvements were partially offset by $25 million of higher costs associated with purchased fruit, fuel and paper, $11 million of higher personnel costs related to incentive compensation, $5 million adverse effect of North American banana pricing, and $4 million of increased costs, primarily severance, associated with the Company’s cost-reduction programs.

Other Fresh Produce Segment

Net sales

Other Fresh Produce net sales increased by $319 million to $1,298 million in 2004. The acquisition of Atlanta accounted for approximately 80% of this increase. Net sales for 2003 increased by $773 million compared to 2002 primarily due to the acquisition of Atlanta in March 2003.

Operating income

2004 compared to 2003. The Other Fresh Produce segment incurred an operating loss of $13 million in 2004, compared to an operating loss of $4 million for 2003. Other Fresh Produce operating results benefited from a $9 million decline in charges related to the Atlanta restructuring ($3 million in 2004, compared to $12 million in the prior year), which is now substantially complete. This improvement was more than offset by $8 million of incremental losses associated with the start-up of Chiquita’s fresh-cut fruit business, which began operating in the fourth quarter of 2003 ($13 million of losses in 2004 versus $5 million of losses in 2003), and $8 million of gains in 2003 associated with the sale of shares of Chiquita Brands South Pacific (“CBSP”) and other equity method investments. In addition, cost savings at Atlanta’s Other Fresh Produce business were more than offset by approximately $5 million in losses in North America due to poor results in the North American melon program, which has been restructured to prevent these losses from recurring in 2005.

2003 compared to 2002. The $15 million improvement in Other Fresh Produce results in 2003 compared to 2002 primarily relates to $11 million from improvements and consolidation of Atlanta’s Other Fresh Produce business and increased pineapple and grape sales and $8 million of gains associated with the sale of shares of CBSP and other equity method investments. These improvements were partially offset by $4 million of increased charges at Atlanta related to severance and losses on asset sales and write-downs.

Interest, Other Income (Expense), Financial Restructuring and Taxes

Interest income in 2004 was $6 million, compared to $3 million in 2003. The increase was due to interest earned on higher cash balances and on the receivable that resulted from the pineapple purchase agreement that the Company entered into in connection with the sale of its Colombian division. This agreement and a related banana purchase agreement are described below under “Sale of Colombian Division.”

Interest expense in 2004 was $39 million, which was $4 million lower than the prior year. Interest expense declined $6 million due to the significant reduction in debt from 2003, but that was partially offset by $2 million of interest expense on the liability that resulted from the banana purchase agreement that the Company entered into in connection with the sale of its Colombian division.

Other income (expense) for 2004 is composed of a loss of $22 million from the premium associated with the extinguishment of the $250 million principal amount of 10.56% Senior Notes, partially offset by a $2 million gain relating to proceeds received as a result of the demutualization of an insurance company with which Chiquita held pension annuity contracts.

Financial restructuring items totaled a net charge of $286 million for the quarter ended March 31, 2002, $63 million of which was associated with discontinued operations. See Note 16 to the Consolidated Financial Statements for details of the 2002 charge.

Income taxes consist principally of foreign income taxes currently paid or payable. U.S. federal income tax expense is low because most of the Company’s corporate overhead costs and interest expense are U.S.-based and deductible for federal tax purposes against U.S. income. In 2004, income tax expense included a $5.7 million benefit from the sale of the Company’s Colombian banana production division. A deferred tax liability of $5.7 million related to Colombia’s growing crops had been previously recorded; this tax liability was released to income in 2004 upon sale of the Colombian division. This benefit was offset by an increase in income tax expense as a result of improvement in Atlanta’s German operations. In 2002, income tax expense includes a $4 million benefit from a 2002 tax law that changed the calculation of the Company’s 2001 U.S. alternative minimum tax liability. See Note 14 to the Consolidated Financial Statements for further information about the Company’s income taxes.

Discontinued Operations

In May 2003, the Company sold its vegetable canning subsidiary, Chiquita Processed Foods L.L.C. (“CPF”), to Seneca Foods Corporation for $110 million in cash and approximately 968,000 shares of Seneca preferred stock convertible into an equal number of shares of Seneca Common Stock Class A, which was recorded at its estimated fair value of $13 million on the sale date. Seneca also assumed CPF debt, which was $61 million on the sale date ($81 million at December 31, 2002). The Company recognized a $9 million gain on the transaction, and the gain is included in discontinued operations for 2003.

In April 2003, the Company sold a port operation of Atlanta for approximately $10 million in cash, resulting in a gain of $3 million. Also in 2003, the Company sold or agreed to sell several other Atlanta operations, including fresh produce operations in Italy and France, for losses totaling $4 million. Goodwill write-offs included in these amounts were $5 million.

In January 2003, the Company sold Progressive Produce Corporation, a California-based distributor of potatoes and onions, for approximately $7 million in cash. A $2 million gain on this sale was recognized in discontinued operations in the 2003 first quarter.

In December 2002, the Company sold its interest in the Castellini group of companies, a wholesale produce distribution business in the midwestern United States, for approximately $45 million, consisting of $21 million in cash plus debt assumed by the buyer. The Company recognized a gain of $10 million on this transaction in discontinued operations in the fourth quarter of 2002.

In addition to the gains on sale, the discontinued operations caption includes the operating results of these companies for all income statement periods presented in which they were owned.

Sale of Colombian Division

In June 2004, the Company sold its banana-producing and port operations in Colombia to Invesmar Ltd., (“Invesmar”) the holding company of C.I. Banacol S.A., a Colombian-based producer and exporter of bananas and other fruit products.

In exchange for these operations, the Company received, subject to certain post-closing adjustments, $28.5 million in cash; $15 million face amount of notes and deferred payments; and the assumption by the buyer of approximately $7 million of pension liabilities.

In connection with the sale, Chiquita entered into eight-year agreements to purchase bananas and pineapples from affiliates of the buyer. Under the banana purchase agreement, Chiquita will purchase approximately 11 million boxes of Colombian bananas per year at above-market prices. This resulted in a liability of $33 million at the sale date, which represents the estimated net present value of the above-market premium to be paid for the purchase of bananas over the term of the contract. Substantially all of this liability is included in “Other liabilities” in the Consolidated Balance Sheet. Under the pineapple purchase agreement, Chiquita will purchase approximately 2 million boxes of Costa Rican golden pineapples during the first year of the contract and 2.5 million boxes per year thereafter at below-market prices. This resulted in a receivable of $25 million at the sale date, which represents the estimated net present value of the discount to be received for the purchase of pineapples over the term of the contract. Substantially all of this receivable is included in “Investments and other assets, net” in the Consolidated Balance Sheet. Together, the two long-term fruit purchase agreements commit Chiquita to approximately $80 million in annual purchases.

Also in connection with the sale, Chiquita agreed that, in the event that it becomes unable to perform its obligations under the banana purchase agreement due to a conflict with U.S. law, Chiquita will indemnify Invesmar primarily for the lost premium on the banana purchases or, alternatively, prior to June 2005, Chiquita will have the option to rescind the sale transaction and allow Invesmar to retain certain port assets in Colombia which had a carrying value of approximately $7 million at the sale date.

The net book value of the assets and liabilities transferred in the transaction was $36 million. The Company recognized a before-tax loss of $9 million and an after-tax loss of $4 million on the transaction, which takes into account the net $8 million loss from the two long-term fruit purchase agreements.

Sale of Armuelles Division

In June 2003, the Company sold the assets of its Armuelles, Panama banana production division for $20 million to a worker cooperative. In connection with this transaction, the cooperative signed a 10-year banana supply contract. Sales proceeds included $15 million in cash financed by a Panamanian bank and $5 million from a loan provided by Chiquita. This loan is being repaid to the Company through an agreed-upon discount to the price per box during the initial years of the contract. As part of the transaction, Chiquita paid $20 million in workers’ severance and certain other liabilities of the Armuelles division, which were previously accrued. The Company recognized a gain of $21 million in the 2003 second quarter on the sale of Armuelles assets and settlement of its severance liabilities. Additionally, a $2 million gain was recognized in 2004 as a result of favorable resolution of contingencies.

Cumulative Effect of a Change in Method of Accounting

As of January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 (“SFAS No. 142”), “Goodwill and Other Intangible Assets,” as described in Note 1 to the Consolidated Financial Statements.

Recent Developments

Anticipated Acquisition of Fresh Express

On February 22, 2005, the Company entered into a Stock Purchase Agreement with Performance Food Group Company to purchase its “Fresh Express” packaged salad and fresh-cut fruit businesses for $855 million in cash, subject to certain adjustments. In connection with the transaction, the Company received funding commitments from financial institutions in amounts sufficient to close the Fresh Express acquisition and to maintain the Company’s current revolving credit capacity. The transaction, which is subject to certain customary conditions to closing, is expected to be consummated in the second quarter of 2005. Fresh Express sells approximately $1 billion annually in value-added salads, all of which are marketed under the Fresh Express brand. The Company believes that this acquisition will permit it to diversify its business, providing revenue growth in higher margin value-added products, and lead to a more balanced mix of sales between Europe and North America, which will make the Company less susceptible to risks unique to Europe, such as pending changes to the EU banana import regime and foreign exchange risk.

Flooding in Costa Rica and Panama

In January 2005, the Atlantic coast of Costa Rica and Panama experienced torrential rains, which produced substantial flooding damage to many farms owned by major marketers, including Chiquita, and independent producers in the region. The Company currently estimates a loss of more than four million boxes of production from its own farms and independent suppliers in 2005, particularly in the first half of the year.

The Company is experiencing increased costs due to higher expenses for alternative fruit sourcing, logistics and farm rehabilitation associated with the flooding. Currently, the Company estimates that these costs, including write-downs of damaged farms and the impact of volume shortfalls, are expected to total approximately $10-15 million. Higher spot market prices in North America as well as temporary contract price increases are expected to mitigate the Company’s higher costs resulting from the flood. At this time, the Company does not expect the overall financial impact of the flood to be material.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s cash balance increased to $143 million at December 31, 2004, compared to $134 million at December 31, 2003.

Operating cash flow was $92 million in 2004, $75 million in 2003, $27 million in the nine months ended December 31, 2002 and $(13) million in the three months ended March 31, 2002. Operating cash flow in 2003 reflects $17 million in severance payments made to approximately 3,000 employees whose employment was terminated upon completion of the sale of the Company’s Armuelles, Panama division in June 2003.

Capital expenditures were $43 million for 2004, $51 million for 2003, $32 million for the nine months ended December 31, 2002 and $3 million for the three months ended March 31, 2002. In 2004 and 2003, capital expenditures included $10 million and $7 million, respectively, for implementation of a global business transaction processing system; this system implementation will continue throughout 2005. Capital expenditures included $14 million in 2003 and $14 million in 2002 to purchase a ship in each period; the ships had been formerly under operating lease to the Company. Capital expenditures in 2003 included $8 million to set up and purchase equipment for a fresh-cut fruit processing facility.

The following table summarizes the Company’s contractual obligations for future cash payments at December 31, 2004, which are primarily associated with debt principal repayments, operating leases, pension and severance obligations and long-term banana purchase contracts:

(In thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt
Parent company	$250,000	$—	$—	$—	$250,000
Subsidiaries	88,247	22,981	40,238	14,831	10,197
Notes and loans payable	11,220	11,220	—	—	—
Operating leases	249,622	78,205	114,199	28,376	28,842
Pension and severance obligations	106,179	11,559	20,971	19,705	53,944
Purchase commitments	1,563,690	303,975	409,015	356,219	494,481

	$2,268,958	$427,940	$584,423	$419,131	$837,464

The Company’s purchase commitments consist primarily of long-term contracts to purchase bananas from third party producers. The terms of these contracts, which set the price for the committed fruit to be purchased, range primarily from one to ten years. However, many of these contracts are subject to price renegotiations every one to two years. Therefore, the Company is only committed to purchase bananas at the contract price until the renegotiation date. The purchase obligations included in the table are based on the estimated production volume the Company is committed to purchase until the renegotiation date and the contract purchase price. The banana purchase commitments reflected in the table above represent normal and customary operating commitments in the industry. Most of the 2005 banana volume to be purchased is reflected above, as the Company has secured and committed to its banana sources for the upcoming year. Substantially all of the contracts provide for minimum penalty payments that are less than the amounts included in the table above in situations in which the Company purchases less than the committed volume of bananas.

As described in “Recent Developments” above, the Company has entered into a Stock Purchase Agreement with Performance Food Group Company to purchase its Fresh Express packaged salad and fresh-cut fruit businesses for $855 million in cash. This transaction is expected to be consummated in the second quarter of 2005.

Total debt at December 31, 2004 was $349 million versus $395 million at December 31, 2003. The reduction in debt resulted from the repayment of CBL’s credit facility and normal ship loan maturities. The following table illustrates the change in the debt balances from December 31, 2003 to December 31, 2004:

	December 31,
(In thousands)	2004	2003
Parent Company
7½% Senior Notes	$250,000	$—
10.56% Senior Notes	—	250,000

Subsidiaries
CBL credit facility
Revolver	—	—
Term loan for Atlanta	—	9,798
Shipping	82,617	108,436
Chiquita Chile	1,041	16,123
Other	15,809	10,203

Total debt	$349,467	$394,560

In September 2004, the Company issued $250 million principal amount of 7½% Senior Notes due 2014 for net proceeds of $246 million. The proceeds from the new offering, together with available cash, were used to fund a tender offer and consent solicitation for the Company’s $250 million aggregate principal amount of 10.56% Senior Notes due 2009. The purchase price was $1,069.56 for each $1,000 principal amount of notes validly tendered and accepted for payment, plus accrued and unpaid interest. Furthermore, the Company paid $20 for each $1,000 principal amount of notes to holders who validly tendered their notes and delivered their consents to certain changes in the terms of the 10.56% Senior Notes prior to September 28, 2004. Approximately $209 million principal amount of 10.56% Senior Notes was validly tendered by the September 28 deadline. An additional $2 million principal amount was tendered prior to the October 12, 2004 tender offer deadline. On December 3, 2004, the remaining $39 million of 10.56% Senior Notes was redeemed. The redemption price was $1,075.36 per $1,000 principal amount of the notes, plus accrued and unpaid interest. As a result of the premiums associated with the repurchase of the entire $250 million of notes, the Company recognized a $22 million loss in the 2004 third quarter, which is included in “Other income (expense), net” on the Consolidated Statement of Income.

The indenture for the 7½% Senior Notes contains restrictions related to asset sales, incurrence of additional indebtedness, granting of liens, sale-leaseback transactions, investments and acquisitions, business activities, related-party transactions and the aggregate amount of restricted payments, including dividends and share/warrant repurchases, that the Company may make. The 7½% Senior Notes are callable on or after November 1, 2009 at 103.75% of face value declining to face value in 2012. In addition, before November 1, 2007, the Company may redeem up to 35% of these Notes at a redemption price of 107.5% of their principal amount plus accrued interest, using proceeds from sales of certain kinds of Company stock. The Company expects to recognize annual interest savings of approximately $7 million from having replaced the 10.56% Senior Notes with the new 7½% Senior Notes.

Of the subsidiary debt, $83 million is indebtedness secured by the Company’s ships. This indebtedness matures in installments of $16-$23 million per year from 2005 through 2007, and $7-$10 million per year from 2008 to 2010. The Company’s ships were built through a series of capital expenditures in the late 1980s and early 1990s and have remaining useful lives of 10-15 years.

In January 2005, CBL obtained a new five-year $150 million secured credit facility (“the CBL facility”); the facility may be increased to $200 million under certain conditions. The CBL facility is a revolving line of credit, of which $50 million is available to issue letters of credit.

Substantially all U.S. assets of CBL and its subsidiaries (except for those of subsidiaries with their own credit facilities) are pledged to secure the CBL facility. The CBL facility is also secured by liens on CBL’s trademarks as well as pledges of stock and guarantees by various subsidiaries worldwide. The CBL facility is guaranteed by CBII and secured by a pledge of CBL’s equity. CBL must meet certain liquidity tests to distribute cash to CBII, other than for normal CBII overhead expenses. Because of these cash distribution restrictions from CBL to CBII, and because CBII currently has no source of cash except for distributions from CBL, certain liquidity tests must be met prior to payment of interest on the 7½% Senior Notes, common stock dividends to Chiquita shareholders or any Company repurchases of common stock after December 31, 2004 above $10 million. At December 31, 2004, distributions to CBII other than for normal overhead expenses, interest on the Company’s existing Senior Notes and $10 million of stock repurchases were limited to $42 million. The CBL facility also has covenants that require Chiquita and CBL to maintain certain financial ratios related to debt and fixed charge coverage; maintain a minimum CBII shareholders’ equity; limit capital expenditures, investments, additional indebtedness, liens and guarantees; and restrict certain corporate changes, affiliate transactions and sale and leaseback transactions.

Initially, interest on the CBL facility is based on the prevailing LIBOR rates plus 1.5% or the bank corporate base rate plus 0.25%, at CBL’s option. The margins will be adjusted quarterly based on CBL’s leverage ratio. The LIBOR margin can range from 1.25% to 2.5% and the bank corporate base rate margin can range from 0% to 1.25%.

The Company allowed the previous bank credit facility of CBL to expire in June 2004. There had been no outstanding borrowings under the revolving credit line since May 2003, and all term loans under the facility had been repaid in full in March 2004. Upon expiration of this facility, the Company entered into an agreement with Wells Fargo Bank to issue up to $15 million of letters of credit. At December 31, 2004, letters of credit for $8 million were issued ($9 million at December 31, 2003 under the previous CBL facility). These letters of credit were transferred to the CBL facility in January 2005.

In June 2004, the Company refinanced a bank loan of a subsidiary in Chile (“Chiquita Chile”) in the amount of $13 million. In December 2004, the Company pre-paid this bank loan in full.

In June 2004, a subsidiary of the Company entered into a €17 million committed credit line for bank guarantees to be used primarily to guarantee the Company’s payments for licenses used to import bananas into EU countries. This line is in addition to the Company’s existing €25 million uncommitted credit line for bank guarantees. At December 31, 2004, the bank counterparties had provided €29 million of guarantees under these lines.

In the fourth quarter of 2004, Chiquita announced the initiation of a quarterly cash dividend of $.10 per share on the Company’s outstanding shares of common stock. The first dividend was paid on January 17, 2005 to shareholders of record as of the close of business on January 3, 2005. While Chiquita intends to pay regular quarterly dividends for the foreseeable future, all future dividends will be reviewed quarterly and require declaration by the board of directors.

Chiquita has also authorized a common stock and warrant repurchase program of up to $20 million by the end of 2005. Under the program, the Company purchased approximately $10 million of its shares of common stock through December 31, 2004 (approximately 517,000 shares at an average price of $18.62 per share). The securities may be purchased on the open market or in privately negotiated transactions. The amounts and times of purchases are based on prevailing market conditions.

As described in “Recent Developments” above, the Company has entered into a Stock Purchase Agreement with Performance Food Group Company to purchase its Fresh Express packaged salad and fresh-cut fruit businesses for $855 million in cash. In connection with the transaction, the Company received funding commitments from financial institutions in amounts sufficient to consummate the Fresh Express acquisition and to maintain the Company’s current revolving credit capacity. Upon consummation of this transaction, which is expected in the second quarter of 2005, the Company’s debt balances would be significantly increased. The Company believes that with or without the acquisition and related financing, its cash level, cash flow generated by operating subsidiaries and borrowing capacity will provide sufficient cash reserves and liquidity to fund the Company’s working capital needs, capital expenditures and debt service requirements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s significant accounting policies are summarized in Note 1 to the Consolidated Financial Statements. The additional discussion below addresses major judgments used in:

•	reviewing the carrying values of intangibles;

•	reviewing the carrying values of property, plant and equipment;

•	accounting for pension and tropical severance plans;

•	accounting for income taxes; and

•	accounting for the sale of Colombian division.

Review of Carrying Values of Intangibles

Trademark

At December 31, 2004, the Company’s Chiquita trademark had a carrying value of $388 million. The value of this asset was established in connection with fresh start reporting in March 2002, and was determined through independent appraisal using a “relief-from-royalty” method. The year-end 2004 carrying value was supported by an updated appraisal which indicated that no impairment was present and no write-down was required. A revenue growth rate of 3.0%, reflecting estimates of long-term U.S. inflation, was used in the appraisal. Other assumptions include a royalty rate of 3.5%, a discount rate of 13.0%, and an income tax rate of 37% applied to the royalty cash flows. The valuation is most sensitive to the royalty rate assumption, which considers market share, market recognition, and profitability to products bearing the trademark, as well as license agreements for the trademark. A one-half percentage point change to the royalty rate could impact the appraisal by up to $70 million.

Goodwill

Substantially all of the Company’s $46 million of goodwill relates to its acquisition of Atlanta during 2003. The Company estimated the fair value of Atlanta based on expected future cash flows generated by Atlanta discounted at 11%. Based on this calculation, there was no indication of impairment and, as such, no write-down of the goodwill carrying value was required. A change to the discount rate of one percentage point would affect the calculated fair value of Atlanta by approximately $5 million. Also, a $1 million change per year in the expected future cash flows would affect the calculated fair value of Atlanta by approximately $5 million.

Review of Carrying Values of Property, Plant and Equipment

The Company also reviews the carrying value of its property, plant and equipment when impairment indicators are noted, as prescribed by Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” by comparing estimates of undiscounted future cash flows, before interest charges, included in the Company’s operating plans with the carrying values of the related assets. These reviews at December 31, 2004 and 2003 did not reveal any instances in which an impairment charge was required.

Pension and Tropical Severance Plans

Significant assumptions used in the actuarial calculation of the Company’s defined benefit pension and foreign pension and severance plans include the discount rate, long-term rate of compensation increase, and the long-term rate of return on plan assets. The weighted average discount rate assumptions were 5.75% and 6.0% at December 31, 2004 and 2003, respectively, for domestic pension plans, which represents the rate on high quality, fixed income investments in the U.S., such as Moody’s Aa rated corporate bonds. The discount rate assumptions for the foreign pension and severance plans were 8.25% and 8.0% at December 31, 2004 and 2003, respectively, which represents the 10-year U.S. Treasury rate adjusted to reflect higher inflation in these countries. The long-term rate of compensation increase for domestic plans was 5.0% in 2004 and 2003. The long-term rate of compensation increase assumed for foreign pension and severance plans was 4.5% in 2004 and 4.75% in 2003. The long-term rate of return on plan assets was assumed to be 8.0% for domestic plans and 4.0% for foreign pension and severance plans for each of the last three years. Actual rates of return were substantially higher during 2004, but annual returns under this long-term rate assumption are inherently subject to year-to-year variability.

A one percentage point change to the discount rate, long-term rate of compensation increase, or long-term rate of return on plan assets affects pension expense by less than $1 million annually.

Accounting for Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting For Income Taxes,” which recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The deferred tax assets and liabilities are determined based on the enacted tax rates expected to apply in the periods in which the deferred tax assets or liabilities are expected to be settled or realized.

The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The determination as to whether a deferred tax asset will be realized is made on a jurisdictional basis and is based on the evaluation of positive and negative evidence. This evidence includes historical taxable income, projected future taxable income, the expected timing of the reversal of existing temporary differences and the implementation of tax planning strategies. Projected future taxable income is based on our expected results and assumptions as to the jurisdiction in which the income will be earned. The expected timing of the reversals of existing temporary differences is based on current tax law and our tax methods of accounting.

The Company also reviews its tax activities and records an accrual for estimated losses when it is probable that a liability has been incurred and the amount can be reasonably estimated. These projections and estimates may change in the future as actual results become known.

Accounting for the Sale of Colombian Division

In June 2004, the Company sold its banana-producing and port operations in Colombia to Invesmar Ltd., (“Invesmar”) the holding company of C.I. Banacol S.A., a Colombian-based producer and exporter of bananas and other fruit products.

In connection with the sale, Chiquita entered into eight-year agreements to purchase bananas and pineapples from affiliates of the buyer. Under the banana purchase agreement, Chiquita will purchase approximately 11 million boxes of Colombian bananas per year at above-market prices. This resulted in a liability of $33 million at the sale date, which represents the estimated net present value of the above-market premium to be paid for the purchase of bananas over the term of the contract. In determining the above-market premium, the Company estimated a market price per box based on prices paid to other banana suppliers in Latin America. Upon sale of the boxes purchased under this contract, Chiquita will recognize the estimated market price to cost of sales, rather than the above-market price stated in the agreement. The Company will also recognize interest expense on the liability.

Under the pineapple purchase agreement, Chiquita will purchase approximately 2 million boxes of Costa Rican golden pineapples during the first year of the contract and 2.5 million boxes per year thereafter at below-market prices. This resulted in a receivable of $25 million at the sale date, which represents the estimated net present value of the discount to be received for the purchase of pineapples over the term of the contract. Upon sale of the pineapple boxes purchased under this contract, Chiquita will recognize the full market price to cost of sales, rather than the discounted price. The Company will also recognize interest income on the receivable.

NEW ACCOUNTING PRONOUNCEMENTS

See Note 1 to the Consolidated Financial Statements for information regarding the Company’s adoption of new accounting pronouncements.

RISKS OF INTERNATIONAL OPERATIONS

The Company conducts operations in many foreign countries. Information about the Company’s operations by geographic area is in Note 15 to the Consolidated Financial Statements. The Company’s foreign operations are subject to a variety of risks inherent in doing business abroad.

In 2001, the European Commission (“EC”) agreed to amend the quota and licensing regime for the importation of bananas into the EU. Under the 2001 agreement, the current EU banana tariff rate quota system is scheduled to be followed by a tariff-only system no later than 2006. In order to remain consistent with WTO principles, any new EU banana tariff is required under a 2001 WTO decision to “result in at least maintaining total market access” for Latin American suppliers. That decision establishes consultation and arbitration procedures to determine whether the proposed tariff would result in at least maintaining Latin American market access and requires that those procedures be completed before any new EU tariff-only system takes effect. In October 2004, the EC announced that it would propose a tariff on Latin American bananas of €230 per metric ton. This would represent a substantial increase over the €75 per metric ton tariff now applicable to Latin American bananas entering within the EU’s current tariff rate quota system. The Latin American supplying countries have announced their opposition to any tariff above €75 per metric ton on the basis that it would be inconsistent with the WTO standard. On February 1, 2005 the EC notified its €230 per metric ton proposal to the WTO, thereby triggering consultation and arbitration procedures. An arbitration decision is likely by late summer. There can be no assurance that a tariff-only system will be installed by 2006, that the tariff level finally established for Latin American bananas will not be greater than €75 per metric ton or that the final tariff will not be materially adverse to marketers of Latin American bananas such as the Company.

The Company has international operations in many foreign countries, including those in Central and South America, the Philippines and the Ivory Coast. The Company’s activities are subject to risks inherent in operating in these countries, including government regulation, currency restrictions and other restraints, burdensome taxes, risks of expropriation, threats to employees, political instability, terrorist activities, including extortion, and risks of U.S. and foreign governmental action in relation to the Company. Should such circumstances occur, the Company might need to curtail, cease or alter its activities in a particular region or country. Chiquita’s ability to deal with these issues may be affected by applicable U.S. laws.

The Company is currently dealing with one such issue involving protection payments that its Colombian banana producing subsidiary (sold in June 2004) had been forced to make to certain groups in that country which have been designated under United States law as foreign terrorist organizations. The Company’s management and its audit committee, in consultation with the board of directors, voluntarily disclosed this issue to the U.S. Department of Justice in April 2003 and requested its guidance. In late March 2004, the Department of Justice advised that, as part of its investigation, it would be evaluating the role and conduct of the Company and some of its officers in the matter. The Company intends to continue its cooperation with this investigation, but it cannot predict the outcome or any possible adverse effect on the Company, which could include the imposition of fines. See Note 17 to the Consolidated Financial Statements for further information.

See “Item 1 – Business – Risks of International Operations” and “Item 3 - Legal Proceedings” in the Annual Report on Form 10-K for a further description of legal proceedings and other risks of international operations.

MARKET RISK MANAGEMENT - FINANCIAL INSTRUMENTS

Chiquita’s products are distributed in more than 60 countries. Its international sales are made primarily in U.S. dollars and major European currencies. The Company reduces currency exchange risk from sales originating in currencies other than the dollar by exchanging local currencies for dollars promptly upon receipt. The Company further reduces its exposure to exchange rate fluctuations by purchasing foreign currency hedging instruments (principally euro contracts) to hedge sales denominated in foreign currencies. The potential loss on these contracts from a hypothetical 10% increase in euro currency rates would have been approximately $5 million at December 31, 2004 and $24 million at December 31, 2003. However, the Company expects that any loss on these contracts would tend to be more than offset by an increase in the dollar realization of the underlying sales denominated in foreign currencies. The decrease in potential loss is due to the Company’s use of purchase put options in 2004 versus forward contracts in 2003. The loss on purchase put options from an increase in euro currency rates is limited to the purchase put option premium paid.

Chiquita’s interest rate risk arises from its fixed and variable rate debt (see Note 10 to the Consolidated Financial Statements). Of the $349 million total debt at December 31, 2004, approximately $302 million, or 87%, was fixed-rate debt, and $47 million, or 13%, was variable-rate debt. Fixed-rate debt was primarily comprised of the Company’s $250 million 7½% Senior Notes. The adverse change in fair value of the Company’s fixed-rate debt from a hypothetical 10% decrease in interest rates would have been approximately $9 million at December 31, 2004 and $4 million at December 31, 2003.

The Company’s transportation costs are exposed to the risk of rising fuel prices. To reduce this risk, the Company enters into fuel forward contracts that would offset potential increases in the market fuel prices. The potential loss on these forward contracts from a hypothetical 10% decrease in fuel oil prices would have been approximately $6 million at December 31, 2004 and $2 million at December 31, 2003. However, the Company expects that any decline in the fair value of these contracts would be offset by a decrease in the cost of underlying fuel purchases.

(See Note 9 to the Consolidated Financial Statements for additional discussion of the Company’s hedging activities.)

*******

This Annual Report contains certain statements that may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements reflect management’s current views and estimates of future economic circumstances, industry conditions and Company performance. They are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita, including: the impact of changes in the European Union banana import regime as a result of the anticipated conversion to a tariff-only regime in 2006; the Company’s ability to successfully consummate its acquisition of Fresh Express and integrate its operations with the Company’s; natural disasters and unusual weather conditions; currency exchange rate fluctuations; prices for Chiquita products; availability and costs of products and raw materials; operating efficiencies; the Company’s ability to realize its announced productivity improvements; risks inherent in operating in foreign countries, including government regulation, currency restrictions and other restraints, burdensome taxes, expropriation, threats to employees, political instability and terrorist activities, including extortion, and risks of U.S. and foreign governmental action in relation to the Company; the outcome of the Department of Justice investigation related to the Company’s Colombian subsidiary sold in June 2004; labor relations; actions of governmental bodies; the continuing availability of financing; and other market and competitive conditions. See Risks of International Operations for further information.

The forward-looking statements speak as of the date made and are not guarantees of future performance. Actual results or developments may differ materially from the expectations expressed or implied in the forward-looking statements, and the Company undertakes no obligation to update any such statements.

Report of Independent Registered Public Accounting Firm on Financial Statements

To the Board of Directors and Shareholders of Chiquita Brands International, Inc.

We have audited the accompanying consolidated balance sheets of Chiquita Brands International, Inc. as of December 31, 2004 and 2003 (Reorganized Company), and the related consolidated statements of income, shareholders’ equity, and cash flow for the years ended December 31, 2004 and 2003 (Reorganized Company), the nine months ended December 31, 2002 (Reorganized Company), and the three months ended March 31, 2002 (Predecessor Company). These financial statements, appearing on pages 23 to 62, are the responsibility of the company’s management. Our responsibility is to express an opinion on those financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chiquita Brands International, Inc. at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for the years ended December 31, 2004 and 2003, the nine month period ended December 31, 2002, and the three month period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States.

As more fully described in Note 16 to the Consolidated Financial Statements, effective March 19, 2002, the Company emerged from protection under Chapter 11 of the U.S. Bankruptcy Code pursuant to a Reorganization Plan that was confirmed by the Bankruptcy Court on March 8, 2002. In accordance with the AICPA Statement of Position 90-7, the Company adopted “Fresh Start” accounting whereby its assets, liabilities, and new capital structure were adjusted to reflect estimated fair value at March 31, 2002. As a result, the consolidated financial statements for the periods subsequent to March 31, 2002 reflect the Reorganized Company’s new basis of accounting and are not comparable to the Predecessor Company’s pre-reorganization consolidated financial statements.

Additionally, as described in Note 1 to the Consolidated Financial Statements, in 2003, the Company changed its method of accounting for employee stock options and variable interest entities, and, in 2002, the Company changed its method of accounting for goodwill and other intangible assets.

We have also audited management’s assessment, included in the Annual Report on Form 10-K as of December 31, 2004 of Chiquita Brands International Inc., Item 9A – Controls and Procedures, section (b) – Management’s report on internal control over financial reporting, that Chiquita Brands International, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Our report dated March 11, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young
Cincinnati, Ohio
March 11, 2005

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

To the Board of Directors and Shareholders of Chiquita Brands International, Inc.

We have audited management’s assessment, included in the Annual Report on Form 10-K as of December 31, 2004 of Chiquita Brands International Inc. (the Company), Item 9A – Controls and Procedures, section (b) – Management’s report on internal control over financial reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2004 and 2003 (Reorganized Company), and the related consolidated statements of income, shareholders’ equity, and cash flow for the years ended December 31, 2004 and 2003, the nine months ended December 31, 2002 (Reorganized Company), and the three months ended March 31, 2002 (Predecessor Company) of Chiquita Brands International, Inc. Our report dated March 11, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young
Cincinnati, Ohio
March 11, 2005

Chiquita Brands International, Inc.

CONSOLIDATED STATEMENT OF INCOME

	Reorganized Company*			Predecessor Company*
(In thousands, except per share amounts)	Year Ended December 31, 2004	Year Ended December 31, 2003	Nine Months Ended December 31, 2002	Three Months Ended March 31, 2002
Net sales	$3,071,456	$2,613,548	$1,140,024	$446,146
Operating expenses
Cost of sales	2,616,900	2,232,218	936,244	349,814
Selling, general and administrative	304,106	249,668	150,605	42,191
Depreciation	41,583	36,823	22,449	16,877
Equity in earnings of investees	(11,173)	(7,560)	5,225	(3,314)
Loss on sale of Colombian division	9,289	—	—	—
Gain on sale of equity method investments	—	(16,829)	—	—
Gain on sale of Armuelles division	(2,196)	(21,158)	—	—

	2,958,509	2,473,162	1,114,523	405,568

Operating income	112,947	140,386	25,501	40,578

Interest income	6,167	3,227	2,937	624
Interest expense	(38,884)	(42,450)	(30,260)	(7,555)
Other income (expense), net	(19,428)	—	—	—
Financial restructuring items	—	—	—	(222,341)

Income (loss) from continuing operations before income taxes and cumulative effect of a change in method of accounting	60,802	101,163	(1,822)	(188,694)
Income taxes	(5,400)	(5,300)	(4,800)	(1,000)

Income (loss) from continuing operations before cumulative effect of a change in method of accounting	55,402	95,863	(6,622)	(189,694)
Discontinued operations:
Financial restructuring items	—	—	—	(63,481)
Income (loss) from operations	—	(6,161)	9,994	(125)
Gain on disposal	—	9,504	9,823	—

Income (loss) before cumulative effect of a change in method of accounting	55,402	99,206	13,195	(253,300)
Cumulative effect of a change in method of accounting for goodwill	—	—	—	(144,523)

Net income (loss)	$55,402	$99,206	$13,195	$(397,823)

	Reorganized Company*			Predecessor Company*
(In thousands, except per share amounts)	Year Ended December 31, 2004	Year Ended December 31, 2003	Nine Months Ended December 31, 2002	Three Months Ended March 31, 2002
Net income (loss) per common share - basic:
Continuing operations	$1.36	$2.40	$(0.17)	$(2.42)
Discontinued operations	—	0.08	0.50	(0.81)

Before cumulative effect of a change in method of accounting	1.36	2.48	0.33	(3.23)
Cumulative effect of a change in method of accounting	—	—	—	(1.85)

Net income (loss)	$1.36	$2.48	$0.33	$(5.08)

Net income (loss) per common share - diluted:
Continuing operations	$1.33	$2.38	$(0.17)	$(2.42)
Discontinued operations	—	0.08	0.50	(0.81)

Before cumulative effect of a change in method of accounting	1.33	2.46	0.33	(3.23)
Cumulative effect of a change in method of accounting	—	—	—	(1.85)

Net income (loss)	$1.33	$2.46	$0.33	$(5.08)

Pro forma for accounting change:
Continuing operations			$11,408	$(207,724)
Discontinued operations			19,817	(63,606)

Before cumulative effect of a change in method of accounting			31,225	(271,330)
Cumulative effect of a change in method of accounting			—	(144,523)

Net income (loss)			$31,225	$(415,853)

Pro forma for accounting change (per share):
Continuing operations			$0.28	$(2.65)
Discontinued operations			0.50	(0.81)

Before cumulative effect of a change in method of accounting			0.78	(3.46)
Cumulative effect of a change in method of accounting			—	(1.85)

Net income (loss)			$0.78	$(5.31)

*	See Notes to Consolidated Financial Statements, including Note 1 describing the Reorganized Company and Predecessor Company.

Chiquita Brands International, Inc.

CONSOLIDATED BALANCE SHEET

	December 31,
(In thousands, except share amounts)	2004	2003
ASSETS
Current assets
Cash and equivalents	$142,791	$134,296
Trade receivables, less allowances of $12,241 and $13,066, respectively	340,552	292,522
Other receivables, net	89,312	84,289
Inventories	187,073	193,968
Prepaid expenses	19,164	17,528
Other current assets	14,859	15,347

Total current assets	793,751	737,950

Property, plant and equipment, net	419,601	440,978
Investments and other assets, net	132,992	93,377
Trademark	387,585	387,585
Goodwill	46,109	43,219
Assets of discontinued operations	—	3,610

Total assets	$1,780,038	$1,706,719

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Notes and loans payable	$11,220	$9,195
Long-term debt of subsidiaries due within one year	22,981	38,875
Accounts payable	321,296	264,373
Accrued liabilities	107,037	144,230

Total current liabilities	462,534	456,673

Long-term debt of parent company	250,000	250,000
Long-term debt of subsidiaries	65,266	96,490
Accrued pension and other employee benefits	78,190	81,899
Other liabilities	85,224	62,414
Liabilities of discontinued operations	—	1,897

Total liabilities	941,214	949,373

Shareholders’ equity
Common stock, $.01 par value (40,476,381 and 40,037,281 shares outstanding, respectively)	405	400
Capital surplus	645,365	630,868
Retained earnings	162,375	112,401
Accumulated other comprehensive income	30,679	13,677

Total shareholders’ equity	838,824	757,346

Total liabilities and shareholders’ equity	$1,780,038	$1,706,719

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(In thousands)	Common shares	Preferred and preference stock	Common stock	Capital surplus	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total shareholders’ equity
PREDECESSOR COMPANY*

DECEMBER 31, 2001	78,273	$139,729	$783	$881,192	$(530,068)	$(43,042)	$448,594

Net loss	—	—	—	—	(397,823)	—	(397,823)
Unrealized translation gain	—	—	—	—	—	485	485
Changes in fair value of derivatives	—	—	—	—	—	(1,200)	(1,200)
Losses reclassified from OCI into net loss	—	—	—	—	—	2,958	2,958

Comprehensive loss							(395,580)

Reorganization adjustments	(39,207)	(139,729)	(392)	(268,830)	927,891	40,799	559,739

REORGANIZED COMPANY*

MARCH 31, 2002	39,066	—	391	612,362	—	—	612,753

Net income	—	—	—	—	13,195	—	13,195
Unrealized translation gain	—	—	—	—	—	12,680	12,680
Change in minimum pension liability	—	—	—	—	—	(7,634)	(7,634)
Changes in fair value of derivatives	—	—	—	—	—	(14,939)	(14,939)

Comprehensive income							3,302

Share issuances	781	—	7	13,227	—	—	13,234

DECEMBER 31, 2002	39,847	—	398	625,589	13,195	(9,893)	629,289

Net income	—	—	—	—	99,206	—	99,206
Unrealized translation gain	—	—	—	—	—	32,340	32,340
Change in minimum pension liability	—	—	—	—	—	2,774	2,774
Sale of equity method investments	—	—	—	—	—	(4,548)	(4,548)
Change in fair value of cost investment available for sale	—	—	—	—	—	7,265	7,265
Changes in fair value of derivatives	—	—	—	—	—	(39,494)	(39,494)
Losses reclassified from OCI into net income	—	—	—	—	—	25,233	25,233

Comprehensive income							122,776

Share and stock option issuances	190	—	2	5,279	—	—	5,281

(In thousands)	Common shares	Preferred and preference stock	Common stock	Capital surplus	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total shareholders’ equity
DECEMBER 31, 2003	40,037	$—	$400	$630,868	$112,401	$13,677	$757,346
Net income	—	—	—	—	55,402	—	55,402
Unrealized translation gain	—	—	—	—	—	15,470	15,470
Change in minimum pension liability	—	—	—	—	—	(2,855)	(2,855)
Change in fair value of cost investments available for sale	—	—	—	—	—	(574)	(574)
Changes in fair value of derivatives	—	—	—	—	—	(19,910)	(19,910)
Losses reclassified from OCI into net income	—	—	—	—	—	24,871	24,871

Comprehensive income							72,404

Exercises of stock options and warrants	802	—	8	12,490	—	—	12,498
Stock-based compensation	156	—	2	10,388	—	—	10,390
Share repurchase and retirements	(517)	—	(5)	(8,241)	(1,380)	—	(9,626)
Share cancellations	(2)	—	—	(140)	—	—	(140)
Dividends on common stock	—	—	—	—	(4,048)	—	(4,048)

DECEMBER 31, 2004	40,476	$—	$405	$645,365	$162,375	$30,679	$838,824

*	See Notes to Consolidated Financial Statements, including Note 1 describing the Reorganized Company and Predecessor Company.

Chiquita Brands International, Inc.

CONSOLIDATED STATEMENT OF CASH FLOW

	Reorganized Company*			Predecessor Company*
(In thousands)	Year Ended December 31, 2004	Year Ended December 31, 2003	Nine Months Ended December 31, 2002	Three Months Ended March 31, 2002
CASH PROVIDED (USED) BY:
OPERATIONS
Income (loss) from continuing operations before cumulative effect of a change in method of accounting	$55,402	$95,863	$(6,622)	$(189,694)
Financial restructuring items	—	—	—	209,480
Depreciation	41,583	36,823	22,449	16,877
Equity in earnings of investees	(11,173)	(7,560)	5,225	(3,314)
Loss on extinguishment of debt	21,737	—	—	—
Loss on sale of Colombian division (after-tax)	3,589	—	—	—
Gain on sale of equity method investments	—	(16,829)	—	—
Gain on sale of Armuelles division	(2,196)	(21,158)	—	—
Severance payments for Armuelles division	—	(16,713)	—	—
Long-term currency option premiums	(16,382)	—	—	—
Stock-based compensation	10,390	2,897	—	—
Changes in current assets and liabilities
Trade receivables	(46,236)	(10,865)	6,050	(61,610)
Other receivables	7,610	(4,768)	2,761	2,518
Inventories	(16,256)	(15,891)	3,400	(6,090)
Prepaid expenses and other current assets	(7,474)	(1,881)	23,566	(20,055)
Accounts payable and accrued liabilities	42,165	23,236	(16,504)	28,747
Other	9,388	11,715	(13,289)	9,718

CASH FLOW FROM OPERATIONS	92,147	74,869	27,036	(13,423)

INVESTING
Capital expenditures	(43,442)	(51,044)	(31,925)	(2,561)
Long-term investments	(5,527)	—	(2,534)	—
Proceeds from sale of:
Colombian division	28,500	—	—	—
Equity method investments	—	38,942	—	—
Armuelles division	1,185	14,953	—	—
Ships	—	—	54,150	—
Other property, plant and equipment	10,736	15,057	4,183	164
Consolidation of Chiquita Chile	—	7,579	—	—
Refundable cash deposits	(71)	2,391	14,777	1,269
Other	(1,870)	1,128	1,863	(1,526)

CASH FLOW FROM INVESTING	(10,489)	29,006	40,514	(2,654)

FINANCING
Issuances of long-term debt	259,394	79,351	13,915	200
Repayments of long-term debt	(337,908)	(224,351)	(87,163)	(7,933)
CBL credit facility amendment and other fees	(743)	(4,478)	(374)	(7,393)
Increase (decrease) in notes and loans payable	1,300	124	(19,905)	18,554
Proceeds from exercise of stock options/warrants	12,498	1,911	—	—
Repurchase of common stock	(9,626)	—	—	—

CASH FLOW FROM FINANCING	(75,085)	(147,443)	(93,527)	3,428

Discontinued operations	1,922	124,979	24,202	(1,289)

Increase (decrease) in cash and equivalents	8,495	81,411	(1,775)	(13,938)
Balance at beginning of period	134,296	52,885	54,660	68,598

Balance at end of period	$142,791	$134,296	$52,885	$54,660

*	See Notes to Consolidated Financial Statements, including Note 1 describing the Reorganized Company and Predecessor Company.

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

CONSOLIDATION - The Consolidated Financial Statements include the accounts of CBII, controlled majority-owned subsidiaries and any entities that are not controlled but require consolidation in accordance with FASB Interpretation No. 46, “Consolidation of Variable Interest Entities - an interpretation of ARB No. 51,” (collectively, “Chiquita” or the “Company”). See Note 8 for additional information on the Company’s adoption of FASB Interpretation No. 46 during 2003. Intercompany balances and transactions have been eliminated.

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

TRADE RECEIVABLES - Trade receivables less allowances reflect the net realizable value of the receivables, and approximate fair value. The Company generally does not require collateral or other security to support trade receivables subject to credit risk. To reduce credit risk, the Company performs credit investigations prior to establishing customer credit limits and reviews customer credit profiles on an ongoing basis. An allowance against the trade receivables is established based on the Company’s knowledge of customers’ financial condition, historical loss experience and account past due status compared to invoice payment terms. An allowance is recorded and charged to expense when an account is deemed to be uncollectible. Recoveries of trade receivables previously reserved in the allowance are credited to income.

INVENTORIES - Inventories are valued at the lower of cost or market. Cost for growing crops and certain banana inventories is determined on the “last-in, first-out” (LIFO) basis. Cost for other inventory categories, including other fresh produce, is determined on the “first-in, first-out” (FIFO) or average cost basis. Banana and other fresh produce inventories represent costs associated with boxed bananas and other fresh produce not yet sold. Growing crop inventories represent the costs associated with growing banana plants on Company-owned farms that have not yet been harvested. Materials and supplies primarily represent growing and packaging supplies maintained on Company-owned farms. Inventory costs are comprised of the purchase cost of materials and, in addition, for bananas and other fresh produce grown on Company farms, tropical production labor and overhead.

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

PROPERTY, PLANT AND EQUIPMENT - With the adoption of fresh start reporting, property, plant and equipment carrying values were stated at fair value as of March 31, 2002. Property, plant and equipment purchased subsequent to the adoption of fresh start reporting are stated at cost. Property, plant and equipment, except for land, are depreciated on a straight-line basis over their estimated remaining useful lives. The Company generally uses 25 years to depreciate ships, 30 years for cultivations, 10 to 40 years for buildings and improvements, and 3 to 20 years for machinery and equipment. Cultivations represent the costs to plant and care for the banana plant until such time that the root system can support commercial quantities of fruits, as well as the costs to build levees, drainage canals, and other farm infrastructure to support the banana plants. The Company reviews the carrying value of its property, plant and equipment when impairment indicators are noted. No impairment indicators were noted at December 31, 2004 and 2003.

INTANGIBLES - As of January 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” To give effect to the new standard, the Company recorded a goodwill write-down of $145 million as a cumulative effect of a change in method of accounting. The write-down resulted from applying the SFAS No. 142 requirement to evaluate goodwill using discounted cash flows rather than the undiscounted cash flow methodology prescribed by the previous standard. In addition, under this new standard, goodwill and other intangible assets with an indefinite life are no longer amortized but are reviewed at least annually for impairment. Reviews for impairment at December 31, 2004 and 2003 of goodwill and the Chiquita trademark indicated that no impairment charges were necessary. The Company supports its trademark value on a fair value basis through an independent appraisal using a “relief-from-royalty” method. Goodwill is associated with the Company’s Atlanta AG reporting unit (see Note 7), and is tested for impairment by comparing the market value of Atlanta AG, based on discounted future cash flows, with its carrying value.

REVENUE RECOGNITION - The Company records revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectibility is reasonably assured. For the Company, this point occurs when the product is delivered to, and title to the product passes to, the customer.

SHIPPING AND HANDLING FEES AND COSTS - Shipping and handling fees billed to customers are included in net sales. Shipping and handling costs are recorded in cost of sales.

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

The table below illustrates the effect of stock compensation expense on all periods as if the Company had always applied the fair value method:

	Reorganized Company			Predecessor Company
(In thousands)	Year Ended December 31, 2004	Year Ended December 31, 2003	Nine Months Ended December 31, 2002	Three Months Ended March 31, 2002
Income (loss) before stock compensation expense	$65,792	$102,103	$13,195	$(397,823)
Stock compensation expense included in net income (loss)*	(10,390)	(2,897)	—	—

Net income (loss)	55,402	99,206	13,195	(397,823)
Pro forma stock compensation expense**	(6,657)	(7,452)	(7,452)	(902)

Pro forma net income (loss)	$48,745	$91,754	$5,743	$(398,725)

Basic earnings per common share:
Income (loss) before stock compensation expense	$1.62	$2.55	$0.33	$(5.08)
Stock compensation expense included in net income (loss)*	(0.26)	(0.07)	—	—

Net income (loss)	1.36	2.48	0.33	(5.08)
Pro forma stock compensation expense**	(0.16)	(0.19)	(0.19)	(0.01)

Pro forma net income (loss)	$1.20	$2.29	$0.14	$(5.09)

Diluted earnings per common share:
Income (loss) before stock compensation expense	$1.58	$2.53	$0.33	$(5.08)
Stock compensation expense included in net income (loss)*	(0.25)	(0.07)	—	—

Net income (loss)	1.33	2.46	0.33	(5.08)
Pro forma stock compensation expense**	(0.16)	(0.19)	(0.19)	(0.01)

Pro forma net income (loss)	$1.17	$2.27	$0.14	$(5.09)

*	Represents expense from stock options of $4.6 million and $1.3 million in 2004 and 2003, respectively. Also represents expense from restricted stock awards of $5.8 million and $1.6 million in 2004 and 2003, respectively. Expense for 2004 includes a charge of $3.6 million for awards granted to the Company’s former chairman and chief executive officer that vested upon his retirement as chairman on May 25, 2004.
**	Represents the additional amount of stock compensation expense that would have been included in net income (loss) had the Company applied the fair value method under SFAS No. 123 for awards issued prior to 2003, when the Company first began expensing options.

INCOME TAXES - Deferred income taxes are recognized at currently enacted tax rates for temporary differences between the financial reporting and income tax bases of assets and liabilities. Deferred taxes are not provided on the undistributed earnings of subsidiaries operating outside the U.S. that have been permanently reinvested. The Company recognizes deferred tax assets to the extent that it is “more likely than not” that the deferred tax asset will be realized.

EARNINGS PER SHARE - Basic earnings per share is calculated on the basis of the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated on the basis of the sum of the weighted average number of common shares outstanding during the year and the dilutive effect of the assumed conversion to common stock from the exercise or issuance of options, warrants and restricted stock using the treasury stock method. The assumed conversion to common stock of securities that would, on an individual basis, have an anti-dilutive effect on diluted earnings per share are not included in the diluted earnings per share computation.

FOREIGN EXCHANGE - Chiquita utilizes the U.S. dollar as its functional currency, except for its Atlanta AG operations and operations in France, which use the euro as their functional currency.

The Company recognizes all derivatives on the balance sheet at fair value, and recognizes the resulting gains or losses as adjustments to net income if the derivative does not qualify for hedge accounting or other comprehensive income (“OCI”) if the derivative does qualify for hedge accounting.

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

NEW ACCOUNTING PRONOUNCEMENTS - In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment,” (“SFAS No. 123R”) which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” The provisions of the statement are effective for the Company beginning with the third quarter of 2005. The approach to accounting for share-based payments in SFAS No. 123R is similar to the approach described in the original statement. However, SFAS No. 123R requires all share-based payments to be recognized in the financial statements based on their fair values. Beginning January 1, 2003, the Company started to recognize stock option expense based on the fair value method for new stock options granted after December 31, 2002. The Company is still assessing the impact of this standard on its financial statements.

Also in December 2004, the FASB issued FASB Staff Position (“FSP”) SFAS No. 109-1, “Application of FASB Statement No. 109, Accounting for Income Taxes, for the Tax Deduction Provided to U.S. Based Manufacturers by the American Jobs Creation Act of 2004” (“FSP 109-1”) and FSP SFAS No. 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provisions within the American Jobs Creation Act of 2004” (“FSP 109-2”). FSP 109-1 provides guidance on the application of SFAS No. 109, “Accounting for Income Taxes,” to the provision within the American Jobs Creation Act of 2004 that provides a tax deduction on qualified production activities. Accounting and disclosure guidance is provided in FSP 109-2 for the dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer. The Company is still assessing the impact of this standard on its financial statements.

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

Note 2 - Discontinued Operations and Divestitures

Discontinued Operations

The results of Chiquita Processed Foods (“CPF”), several former Atlanta subsidiaries, Progressive Produce Corporation (“Progressive”) and the Castellini group of companies (“Castellini”), all of which have been sold, are included as discontinued operations in the Consolidated Financial Statements for all periods presented in which they were owned.

In May 2003, the Company sold CPF to Seneca Foods Corporation for $110 million in cash and approximately 968,000 shares of Seneca preferred stock, convertible into an equal number of shares of Seneca Common Stock Class A, which was recorded at its estimated fair value of $13 million on the sale date. Seneca also assumed CPF debt, which was $61 million on the sale date. The Company recognized a $9 million gain on the transaction, and the gain is included in discontinued operations for 2003. CPF had income (loss) from operations of $(5) million during 2003 and $5 million during 2002.

In April 2003, the Company sold a port operation of Atlanta for approximately $10 million in cash, resulting in a gain of $3 million. Also in 2003, the Company sold or agreed to sell certain other Atlanta operations, including Atlanta fresh produce operations in Italy and France, for losses totaling $4 million. Goodwill write-offs included in these amounts were $5 million.

In January 2003, the Company sold Progressive, a California-based distributor of potatoes and onions, for approximately $7 million in cash. A $2 million gain on this sale was recognized in discontinued operations in the 2003 first quarter. During 2002, Progressive generated approximately $1 million of income from operations.

In December 2002, the Company sold its interest in Castellini, a wholesale produce distribution business in the midwestern United States, for approximately $45 million, consisting of $21 million in cash plus debt assumed by the buyer. The Company recognized a gain of $10 million on this transaction in discontinued operations in the fourth quarter of 2002. During 2002, Castellini generated income from operations of approximately $4 million.

Beginning with the 2003 third quarter, the Company revised its business segments (see Note 15). The financial information of the Atlanta operations, Progressive and Castellini were previously included in the old Fresh Produce business segment, and CPF was previously included in the old Processed Foods business segment. Their results are now included as discontinued operations in the Consolidated Financial Statements for all periods presented in which they were owned. Income (loss) from discontinued operations presented below includes interest expense on debt assumed by the buyers for amounts of $2 million for 2003, $4 million for the nine months ended December 31, 2002 and $2 million for the three months ended March 31, 2002.

Financial information for Castellini, Progressive, the Atlanta operations and CPF follows:

	Reorganized Company			Predecessor Company
(In thousands)	Year Ended December 31, 2004	Year Ended December 31, 2003	Nine Months Ended December 31, 2002	Three Months Ended March 31, 2002
Net sales	$—	$156,286	$601,236	$185,756

Financial restructuring items	$—	$—	$—	$(63,481)
Income (loss) from operations	—	(6,161)	9,994	(125)
Gain on disposal	—	9,504	9,823	—

Income (loss) from discontinued operations	$—	$3,343	$19,817	$(63,606)

	December 31,
(In thousands)	2004	2003
Assets of discontinued operations:
Current assets	$—	$2,696
Property, plant and equipment	—	868
Investments and other assets	—	46

	$—	$3,610

Liabilities of discontinued operations:
Current liabilities	$—	$1,897

	$—	$1,897

Other Divestitures

Colombian Division

In June 2004, the Company sold its banana-producing and port operations in Colombia to Invesmar Ltd. (“Invesmar”), the holding company of C.I. Banacol S.A., a Colombian-based producer and exporter of bananas and other fresh products.

In exchange for these operations, the Company received, subject to certain post-closing adjustments, $28.5 million in cash; $15 million face amount of notes and deferred payments; and the assumption by the buyer of approximately $7 million of pension liabilities.

In connection with the sale, Chiquita entered into eight-year agreements to purchase bananas and pineapples from affiliates of the buyer. Under the banana purchase agreement, Chiquita will purchase approximately 11 million boxes of Colombian bananas per year at above-market prices. This resulted in a liability of $33 million at the sale date, which represents the estimated net present value of the above-market premium to be paid for the purchase of bananas over the term of the contract. Substantially all of this liability is included in “Other liabilities” in the Consolidated Balance Sheet. Under the pineapple purchase agreement, Chiquita will purchase approximately 2 million boxes of Costa Rican golden pineapples during the first year of the contract and 2.5 million boxes per year thereafter at below-market prices. This resulted in a receivable of $25 million at the sale date, which represents the estimated net present value of the discount to be received for the purchase of pineapples over the term of the contract. Substantially all of this receivable is included in “Investments and other assets, net” in the Consolidated Balance Sheet.

Also in connection with the sale, Chiquita agreed that, in the event that it becomes unable to perform its obligations under the banana purchase agreement due to a conflict with U.S. law, Chiquita will indemnify Invesmar primarily for the lost premium on the banana purchases or, alternatively, prior to June 2005, Chiquita will have the option to rescind the sale transaction and allow Invesmar to retain certain port assets in Colombia which had a carrying value of approximately $7 million at the sale date.

The net book value of the assets and liabilities transferred in the transaction was $36 million, primarily comprised of $25 million of property, plant and equipment; $19 million of growing crop inventory; $5 million of materials and supplies inventory; $6 million of deferred tax liabilities; and $7 million of pension liabilities. The Company recognized a before-tax loss of $9 million and an after-tax loss of $4 million on the transaction, which takes into account the net $8 million loss from the two long-term fruit purchase agreements.

Armuelles, Panama Division

In June 2003, the Company sold the assets of its Armuelles, Panama banana production division for $20 million to a worker cooperative. In connection with this transaction, the cooperative signed a 10-year banana supply contract. Sales proceeds included $15 million in cash financed by a Panamanian bank and $5 million from a loan provided by Chiquita. This loan is being repaid to the Company through an agreed-upon discount to the price per box during the initial years of the banana purchase contract. As part of the transaction, Chiquita paid $20 million in workers’ severance and certain other liabilities of the Armuelles division, which were previously accrued. The Company recognized a gain of $21 million in the 2003 second quarter on the sale of Armuelles assets and settlement of its severance liabilities. Additionally, a $2 million gain was recognized in 2004 as a result of favorable resolution of contingencies.

Equity Method Investments

The Company recorded a net gain on the sale of equity method investments of $17 million in 2003 (see Note 8).

Other Asset Sales

During 2002, the Company sold five ships used in its business for $54 million, which approximated the carrying value of the ships. Proceeds from the sale were used to repay approximately $52 million of related debt.

Note 3 - Earnings Per Share

Basic and diluted earnings per common share (“EPS”) are calculated as follows:

	Reorganized Company			Predecessor Company
(In thousands, except per share amounts)	Year Ended December 31, 2004	Year Ended December 31, 2003	Nine Months Ended December 31, 2002	Three Months Ended March 31, 2002
Income (loss) from continuing operations before cumulative effect of a change in method of accounting	$55,402	$95,863	$(6,622)	$(189,694)
Discontinued operations	—	3,343	19,817	(63,606)

Income (loss) before cumulative effect of a change in method of accounting	55,402	99,206	13,195	(253,300)
Cumulative effect of a change in method of accounting for goodwill	—	—	—	(144,523)

Net income (loss)	$55,402	$99,206	$13,195	$(397,823)

Weighted average common shares outstanding (used to calculate basic EPS)	40,694	39,989	39,967	78,273
Stock options, warrants and other stock awards	1,047	410	—	—

Shares used to calculate diluted EPS	41,741	40,399	39,967	78,273

Basic net income (loss) per common share:
Continuing operations	$1.36	$2.40	$(0.17)	$(2.42)
Discontinued operations	—	0.08	0.50	(0.81)

Before cumulative effect of a change in method of accounting	1.36	2.48	0.33	(3.23)
Cumulative effect of a change in method of accounting for goodwill	—	—	—	(1.85)

Net income (loss)	$1.36	$2.48	$0.33	$(5.08)

Diluted net income (loss) per common share:
Continuing operations	$1.33	$2.38	$(0.17)	$(2.42)
Discontinued operations	—	0.08	0.50	(0.81)

Before cumulative effect of a change in method of accounting	1.33	2.46	0.33	(3.23)
Cumulative effect of a change in method of accounting for goodwill	—	—	—	(1.85)

Net income (loss)	$1.33	$2.46	$0.33	$(5.08)

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

Note 4 - Inventories

Inventories consist of the following:

	December 31,
(In thousands)	2004	2003
Bananas	$35,757	$41,635
Other fresh produce	14,226	10,135
Processed food products	8,870	7,592
Growing crops	80,882	91,456
Materials, supplies and other	47,338	43,150

	$187,073	$193,968

The carrying value of inventories valued by the LIFO method was approximately $87 million at December 31, 2004 and $113 million at December 31, 2003. At current costs, these inventories would have been approximately $7 million and $8 million higher than the LIFO values at December 31, 2004 and 2003, respectively.

Note 5 - Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,
(In thousands)	2004	2003
Land	$26,184	$32,761
Buildings and improvements	142,022	143,756
Machinery, equipment and other	199,126	180,739
Ships and containers	173,473	173,834
Cultivations	46,910	50,824

	587,715	581,914
Accumulated depreciation	(168,114)	(140,936)

	$419,601	$440,978

Note 6 - Leases

Total rental expense consists of the following:

	Reorganized Company			Predecessor Company
(In thousands)	Year Ended December 31, 2004	Year Ended December 31, 2003	Nine Months Ended December 31, 2002	Three Months Ended March 31, 2002
Gross rentals
Ships and containers	$64,707	$69,682	$52,307	$18,345
Other	30,874	28,317	14,711	4,990

	95,581	97,999	67,018	23,335
Sublease rentals	(804)	(807)	(5,527)	(2,207)

	$94,777	$97,192	$61,491	$21,128

In December 2002, the Company paid $14 million to exercise the purchase option on a ship that had previously been under an operating lease. In January 2003, the Company paid an additional $14 million to exercise the purchase option on another ship. No other purchase options exist on ships under operating leases.

Future minimum rental payments required under operating leases having initial or remaining non-cancelable lease terms in excess of one year at December 31, 2004 are as follows:

(In thousands)	Ships and containers	Other	Total
2005	$52,474	$25,731	$78,205
2006	38,165	22,572	60,737
2007	36,116	17,346	53,462
2008	648	14,333	14,981
2009	221	13,174	13,395
Later years	593	28,249	28,842

Portions of the minimum rental payments for ships constitute reimbursement for ship operating costs paid by the lessor.

Note 7 - Acquisition of German Distributor

On March 27, 2003, the Company acquired the remaining equity interests in Scipio GmbH & Co., a German limited partnership that owns Atlanta AG and its subsidiaries (collectively, “Atlanta”). Atlanta is the primary distributor of Chiquita products in Germany and Austria and had been the Company’s largest customer in Europe for many years. Prior to the acquisition, Atlanta was an investment accounted for under the equity method.

Starting with the second quarter of 2003, Atlanta’s results were fully consolidated in Chiquita’s financial statements. Compared to 2002, the acquisition of Atlanta increased the Company’s 2004 and 2003 net sales by $1.2 billion and $828 million, respectively. In 2004, Atlanta’s operating income was $7 million, which included $5 million of charges related to sales and write-downs of investments, severance and other costs. For the nine months ended December 31, 2003, Atlanta’s operating loss was $8 million, which included $13 million of charges comprised of losses of $8 million on sales and write-downs of investments and $5 million of severance and other costs. The Atlanta losses on sales and write-downs of investments were non-cash charges that were expensed to cost of sales as incurred. Severance and other costs associated with the restructuring program were primarily included in selling, general and administrative expenses, and substantially all amounts expensed were paid in cash by the end of the respective year. Approximately two-thirds of the charges were associated with the Other Fresh Produce segment, and the remainder was related to the Banana segment. The Atlanta restructuring was substantially completed by the end of 2004.

Atlanta’s first quarter 2003 net loss of $4 million, which was primarily due to severance costs and asset write-downs, was included in “Equity in earnings of investees” because Atlanta was an investment accounted for under the equity method prior to the March 27, 2003 acquisition. Atlanta’s net income (loss) of $(14) million for the nine months ended December 31, 2002 and $0 for the three months ended March 31, 2002 were included in “Equity in earnings of investees”. Atlanta’s net loss for the nine months ended December 31, 2002 included $12 million of charges related to severance, asset write-downs and costs associated with the closure of poor performing units, and the disposal of non-core assets.

Note 8 - Equity Method Investments

The following information relates to all Company investments accounted for using the equity method, including Atlanta through the date of its acquisition in March 2003 (see Note 7). Chiquita’s share of the income (loss) of these affiliates, excluding gains and losses on the sales of the investments, was $11 million in 2004, $8 million in 2003, $(5) million in the nine months ended December 31, 2002 and $3 million in the three months ended March 31, 2002, and its investment in these companies totaled $42 million at December 31, 2004 and $30 million at December 31, 2003. The Company’s share of undistributed earnings from equity method investments totaled $28 million at December 31, 2004 and $18 million at December 31, 2003. The Company’s carrying value of equity method investments held at December 31, 2004 and December 31, 2003 was approximately $21 million less than the Company’s proportionate share of the investees’ underlying net assets. The amount associated with the property, plant and equipment of the underlying investees was not significant.

The Company recorded a net gain on the sale of equity method investments of $17 million in 2003, as a result of the following transactions:

•	Sale of its 50% interest in Mundimar Ltd., a Honduran producer and distributor of palm-oil based products, for $21 million in cash, which resulted in a $7 million gain in the fourth quarter 2003;

•	Reduction of the Company’s ownership of Chiquita Brands South Pacific (“CBSP”), an Australian fresh produce distributor, to approximately 10% from approximately 28%. The Company received $14 million in cash from the sale of the shares and realized a $10 million gain on the sale in the third quarter 2003;

•	Sale of its minority interest in Keelings Ltd., a fruit and vegetable distributor in Ireland, in exchange for 100% ownership of Keelings’ banana subsidiaries in Scotland and England. This transaction resulted in a $1 million loss in the third quarter 2003;

•	Sale of its minority interest in a small German fruit distributor in exchange for a ship and $1 million in cash, which resulted in a $3 million gain in the third quarter 2003; and

•	Sale of its joint venture interest in The Packers of Indian River Ltd., a Florida citrus producer and packer, for $3 million in cash. The Company recognized a $2 million loss in the 2003 second quarter associated with this sale.

Because of the reduction in ownership of CBSP in 2003, the Company no longer has significant influence over the operating and financial policies of CBSP. As such, the Company no longer uses the equity method of accounting for this investment. These publicly-traded CBSP shares are considered “available-for-sale” securities under SFAS No. 115. Such securities are reported at fair value, with unrealized gains or losses excluded from net income and included in other comprehensive income. At December 31, 2004, the CBSP shares had a market value of $9 million.

FASB Interpretation No. 46, “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51” was issued in January 2003. This interpretation addresses consolidation by business enterprises of variable interest entities. The interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiary. The Company’s investment in a subsidiary in Chile (“Chiquita Chile”), a producer and distributor of non-banana fresh fruit, which was previously accounted for as an equity method investment, qualified for consolidation under the interpretation and, as a result, the Company began consolidating Chiquita Chile on July 1, 2003. The consolidation did not result in any change to the Company’s equity. Chiquita Chile has approximately $50 million in annual sales, about 75% of which are made to other Chiquita subsidiaries. In February 2004, the Company acquired the remaining 40% ownership in Chiquita Chile for approximately $1 million.

The Company has investments in a number of companies (collectively, the “Chiquita-Unifrutti JV”) that purchase and produce bananas and pineapples in the Philippines and market and distribute these products in Japan and other parts of Asia. The Chiquita-Unifrutti JV is 50%-owned by Chiquita. Following the 2003 dispositions described above, the investment in Chiquita-Unifrutti JV comprises the majority of the Company’s equity method investment balance at December 31, 2004 and December 31, 2003.

Summarized unaudited financial information of the Chiquita-Unifrutti JV and other equity method investments owned by the Company at December 31, 2004 follows:

	Reorganized Company			Predecessor Company
(In thousands)	Year Ended December 31, 2004	Year Ended December 31, 2003	Nine Months Ended December 31, 2002	Three Months Ended March 31, 2002
Revenue	$501,704	$436,049	$318,762	$89,347
Gross profit	66,115	55,364	35,432	13,320
Net income	22,006	17,411	9,936	5,033

	December 31,
(In thousands)	2004	2003
Current assets	$102,720	$77,882
Total assets	175,779	140,904
Current liabilities	41,647	30,100
Total liabilities	50,221	38,344

Sales by Chiquita to equity method investees were approximately $15 million in 2004, $120 million in 2003 and approximately $200 million for 2002. The decrease occurred as a result of the acquisition of Atlanta in March 2003. There were no purchases from equity method investees in 2004 and purchases were approximately $20 million for 2003. Receivable amounts from equity method investees were not significant at December 31, 2004 and 2003.

Note 9 - Financial Instruments

The Company enters into contracts to hedge its risks associated with euro exchange rate movements, primarily to reduce the negative earnings impact that any significant decline in the value of the euro would have on the conversion of euro-based revenue into U.S. dollars. The Company primarily purchases put options to hedge this risk. Purchased put options, which require an upfront premium payment, can reduce the negative earnings impact on the Company of a future significant decline in the value of the euro, without limiting the benefit received from a stronger euro. The Company also enters into hedge contracts for fuel oil for its shipping operations, which permit it to lock in fuel purchase prices for up to two years and thereby minimize the volatility that changes in fuel prices could have on its operating results.

Currency hedging costs charged to the Consolidated Statement of Income were $30 million in 2004 and $38 million in 2003. These costs reduced the favorable impact of the exchange rate on U.S. dollar realizations of euro-denominated sales. At December 31, 2004, unrealized losses of $24 million on the Company’s option contracts were included in “Accumulated other comprehensive income.” Approximately $12 million of this amount is expected to be reclassified to net income during the next 12 months.

At December 31, 2004, the Company had euro-denominated put options which allow for conversion of approximately €390 million of sales in 2005 at rates ranging from $1.15 per euro to $1.33 per euro and approximately €320 million of sales in 2006 at rates ranging from $1.17 per euro to $1.21 per euro. The Company had 3.5% Rotterdam barge fuel oil forward contracts at December 31, 2004 that require conversion of approximately 195,000 metric tons of fuel oil in 2005 and 105,000 metric tons in 2006 at prices ranging from $145 to $175 per metric ton, and a combination of Singapore and New York Harbor fuel oil forward contracts that require conversion of approximately 40,000 metric tons of fuel oil in 2005 and 20,000 metric tons in 2006 at prices ranging from $160 to $205 per metric ton. At December 31, 2004, the fair value of the foreign currency option and fuel oil forward contracts was $6 million, $2 million of which was included in “Other current assets” and $4 million in “Investments and other assets, net.” The fair value of the zero-cost collars at December 31, 2004 was included in “Accrued liabilities.” During 2004, the change in the fair value of these contracts relating to hedge ineffectiveness was not significant.

The carrying values and estimated fair values of the Company’s debt, fuel oil contracts and foreign currency option, forward, and zero-cost collar contracts are summarized below:

	December 31, 2004		December 31, 2003
(Assets (liabilities), in thousands)	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Parent company debt
7 1/2% Senior Notes	$(250,000)	$(253,000)	$—	$—
10.56% Senior Notes	—	—	(250,000)	(280,000)
Subsidiary debt	(99,467)	(100,000)	(144,560)	(146,000)
Fuel oil forward contracts	1,139	1,139	1,453	1,453
Foreign currency option contracts	4,836	4,836	1,590	1,590
Foreign currency zero-cost collars	(681)	(681)	(20,917)	(20,917)
Foreign currency forward contracts	—	—	(6,245)	(6,245)

The fair value of the Company’s publicly-traded debt is based on quoted market prices. Fair values for the foreign currency forward, option and zero-cost collar contracts, and fuel oil contracts are based on estimated amounts that the Company would pay or receive upon termination of the contracts at December 31, 2004 and 2003. Fair value for other debt is estimated based on the current rates offered to the Company for debt of similar maturities.

The Company is exposed to credit risk on its hedging instruments in the event of nonperformance by counterparties. However, because the Company’s hedging activities are transacted only with highly rated institutions, Chiquita does not anticipate nonperformance by any of these counterparties. Additionally, the Company has entered into agreements which limit its credit exposure to the amount of unrealized gains on the option, forward and zero-cost collar contracts. The Company does not require collateral from its counterparties.

Excluding the effect of the Company’s foreign currency forward, option and zero-cost collar contracts, net foreign exchange gains (losses) were $8 million in 2004, $8 million in 2003, $24 million in the nine months ended December 31, 2002 and $(2) million in the three months ended March 31, 2002.

Note 10 - Debt

Long-term debt consists of the following:

	December 31,
(In thousands)	2004	2003
Parent Company
7 1/2% Senior Notes, due 2014	$250,000	$—
10.56% Senior Notes, due 2009	—	250,000

Long-term debt of parent company	$250,000	$250,000

Subsidiaries
Loans secured by ships, due in installments from 2005 to 2010 - average effective interest rate of 4.9% (4.8% in 2003)	$82,617	$108,436
Loan secured by equity and assets of Atlanta - variable interest rate of 7.5% in 2003	—	9,798
Loans secured by assets of Chiquita Chile subsidiary (see Note 8) maturing through 2008 - average interest rate of 4.6% (3.9% in 2003)	1,041	16,123
Other loans	4,589	1,008
Less current maturities	(22,981)	(38,875)

Long-term debt of subsidiaries	$65,266	$96,490

Maturities on subsidiary long-term debt during the next five years are as follows:

(In thousands)
2005	$22,981
2006	23,978
2007	16,260
2008	7,889
2009	6,942

In September 2004, the Company issued $250 million principal amount of 7 1/2% Senior Notes due 2014 for net proceeds of $246 million. The proceeds from the new offering, together with available cash, were used to fund a tender offer and consent solicitation for the Company’s $250 million aggregate principal amount of 10.56% Senior Notes due 2009. The purchase price was $1,069.56 for each $1,000 principal amount of notes validly tendered and accepted for payment, plus accrued and unpaid interest. Furthermore, the Company paid $20 for each $1,000 principal amount of notes to holders who validly tendered their notes and delivered their consents to certain changes in the terms of the 10.56% Senior Notes prior to September 28, 2004. Approximately $209 million principal amount of 10.56% Senior Notes was validly tendered by the September 28 deadline. An additional $2 million principal amount was tendered prior to the October 12, 2004 tender offer deadline. On December 3, 2004, the remaining $39 million of 10.56% Senior Notes was redeemed. The redemption price was $1,075.36 per $1,000 principal amount of the notes, plus accrued and unpaid interest. As a result of the premiums associated with the repurchase of the entire $250 million of notes, the Company recognized a $22 million loss in the 2004 third quarter, which is included in “Other income (expense), net” on the Consolidated Statement of Income.

The indenture for the 7 1/2% Senior Notes contains restrictions related to asset sales, incurrence of additional indebtedness, granting of liens, sale-leaseback transactions, investments and acquisitions, business activities, related-party transactions and the aggregate amount of restricted payments, including dividends and share/warrant repurchases, that the Company may make. The 7 1/2% Senior Notes are callable on or after November 1, 2009 at 103.75% of face value declining to face value in 2012. In addition, before November 1, 2007, the Company may redeem up to 35% of these Notes at a redemption price of 107.5% of their principal amount plus accrued interest, using proceeds from sales of certain kinds of Company stock.

In January 2005, CBL obtained a new five-year $150 million secured credit facility (the “CBL facility”); the facility may be increased to $200 million under certain conditions. The CBL facility is a revolving line of credit, of which $50 million is available to issue letters of credit. A fee of approximately $1 million was paid to secure the CBL facility.

Substantially all U.S. assets of CBL and its subsidiaries (except for those of subsidiaries with their own credit facilities) are pledged to secure the CBL facility. The CBL facility is also secured by liens on CBL’s trademarks as well as pledges of stock and guarantees by various subsidiaries worldwide. The CBL facility is guaranteed by CBII and secured by a pledge of CBL’s equity. CBL must meet certain liquidity tests to distribute cash to CBII, other than for normal CBII overhead expenses. Because of these cash distribution restrictions from CBL to CBII, and because CBII currently has no source of cash except for distributions from CBL, certain liquidity tests must be met prior to payment of interest on the 7 1/2% Senior Notes, common stock dividends to Chiquita shareholders or any Company repurchases of common stock after December 31, 2004 above $10 million. At December 31, 2004, distributions to CBII other than for normal overhead expenses, interest on the Company’s existing Senior Notes, and $10 million of stock repurchases were limited to $42 million. The CBL facility also has covenants that require Chiquita and CBL to maintain certain financial ratios related to debt and fixed charge coverage; maintain a minimum CBII shareholders’ equity; limit capital expenditures, investments, additional indebtedness, liens and guarantees; and restrict certain corporate changes, affiliate transactions and sale and leaseback transactions.

Initially, interest on the CBL facility is based on the prevailing LIBOR rates plus 1.5% or the bank corporate base rate plus 0.25%, at CBL’s option. The margins will be adjusted quarterly based on CBL’s leverage ratio. The LIBOR margin can range from 1.25% to 2.5% and the bank corporate base rate margin can range from 0% to 1.25%.

The Company allowed the previous bank credit facility of CBL to expire in June 2004. There had been no outstanding borrowings under the revolving credit line since May 2003, and all term loans under the facility had been repaid in full in March 2004. Upon expiration of this facility, the Company entered into an agreement with Wells Fargo Bank to issue up to $15 million of letters of credit. At December 31, 2004, letters of credit for $8 million were issued ($9 million at December 31, 2003 under the previous CBL facility). These letters of credit were transferred to the CBL facility in January 2005.

The Company’s loans secured by its shipping assets are comprised of the following: (i) $31 million are U.S. dollar denominated with variable rates based on prevailing LIBOR rates; (ii) $26 million are U.S. dollar denominated with average fixed rates of 5.4%; and (iii) the remaining $26 million are euro or British pound denominated with average fixed interest rates of 5.8%. These loans have covenants requiring the Company’s shipping entity, Great White Fleet Ltd., to maintain minimum equity levels.

In June 2004, the Company refinanced a bank loan of its Chiquita Chile subsidiary in the amount of $13 million. In December 2004, the Company pre-paid this bank loan in full.

In June 2004, a subsidiary of the Company entered into a €17 million committed credit line for bank guarantees to be used primarily to guarantee the Company’s payments for licenses used to import bananas into European Union countries. This line is in addition to the Company’s existing €25 million uncommitted credit line for bank guarantees. At December 31, 2004, the bank counterparties had provided €29 million of guarantees under these lines.

The Company also borrows funds on a short-term basis. The average interest rates for all short-term notes and loans payable outstanding were 3.9% at December 31, 2004 and 4.5% at December 31, 2003.

Cash payments relating to interest expense were $42 million in 2004, $43 million in 2003, $24 million for the nine months ended December 31, 2002 and $7 million for the three months ended March 31, 2002.

Note 11 - Pension and Severance Benefits

The Company and its subsidiaries have several defined benefit and defined contribution pension plans covering domestic and foreign employees and have severance plans covering Central and South American employees. Pension plans covering eligible salaried and hourly employees and Central and South American severance plans for all employees call for benefits to be based upon years of service and compensation rates. The Company uses a December 31 measurement date for all of its plans.

Pension and severance expense consists of the following:

	Domestic Plans
	Reorganized Company			Predecessor Company
(In thousands)	Year Ended December 31, 2004	Year Ended December 31, 2003	Nine Months Ended December 31, 2002	Three Months Ended March 31, 2002
Defined benefit and severance plans:
Service cost	$431	$339	$296	$140
Interest on projected benefit obligation	1,529	1,551	1,161	406
Expected return on plan assets	(1,622)	(1,590)	(1,150)	(386)
Recognized actuarial loss	133	—	—	143
Amortization of transition obligation	—	—	—	24
Amortization of prior service cost	—	—	—	(26)

	471	300	307	301
Defined contribution plans	2,803	2,700	2,106	859

Total pension and severance plan expense	$3,274	$3,000	$2,413	$1,160

	Foreign Plans
	Reorganized Company			Predecessor Company
(In thousands)	Year Ended December 31, 2004	Year Ended December 31, 2003	Nine Months Ended December 31, 2002	Three Months Ended March 31, 2002
Defined benefit and severance plans:
Service cost	$4,341	$4,027	$2,754	$1,021
Interest on projected benefit obligation	4,562	5,779	4,476	1,802
Expected return on plan assets	(384)	(762)	(151)	(44)
Recognized actuarial (gain) loss	1,567	(718)	(417)	921
Amortization of transition obligation	—	—	—	92
Amortization of prior service cost	717	551	—	449

	10,803	8,877	6,662	4,241
Curtailment gain	—	(4,943)	—	—
Settlement gain	(573)	(3,010)	—	—

	10,230	924	6,662	4,241
Defined contribution plans	384	466	363	133

Total pension and severance plan expense	$10,614	$1,390	$7,025	$4,374

The Company’s pension and severance benefit obligations relate primarily to Central and South American benefits which, in accordance with local government regulations, are generally not funded until benefits are paid. Domestic pension plans are funded in accordance with the requirements of the Employee Retirement Income Security Act.

Financial information with respect to the Company’s foreign and domestic defined benefit pension and severance plans is as follows:

	Domestic Plans
	Year Ended December 31,
(In thousands)	2004	2003
Fair value of plan assets at beginning of year	$21,518	$17,863
Actual return on plan assets	1,610	4,010
Employer contributions	614	1,458
Benefits paid	(1,876)	(1,813)

Fair value of plan assets at end of year	$21,866	$21,518

Projected benefit obligation at beginning of year	$25,702	$24,083
Service and interest cost	1,960	1,890
Actuarial loss	1,369	1,542
Benefits paid	(1,876)	(1,813)

Projected benefit obligation at end of year	$27,155	$25,702

Plan assets less than projected benefit obligation	$(5,289)	$(4,184)
Unrecognized actuarial loss	3,698	2,450
Adjustment to recognize minimum pension and severance liability	(3,329)	(2,128)

Accrued pension and severance plan liability	$(4,920)	$(3,862)

	Foreign Plans
	Year Ended December 31,
(In thousands)	2004	2003
Fair value of plan assets at beginning of year	$9,470	$4,817
Actual return on plan assets	251	723
Employer contributions	12,409	27,891
Benefits paid	(12,923)	(30,252)
Foreign exchange	469	901
Acquisition of Atlanta	—	5,390

Fair value of plan assets at end of year	$9,676	$9,470

Projected benefit obligation at beginning of year	$61,030	$69,163
Service and interest cost	8,903	9,806
Actuarial loss	3,060	1,023
Benefits paid	(12,923)	(30,252)
Amendments	2,249	2,202
Curtailment gain	—	(4,943)
Foreign exchange	1,355	2,018
Sale of Colombian division	(8,414)	—
Acquisition of Atlanta	—	12,013

Projected benefit obligation at end of year	$55,260	$61,030

Plan assets less than projected benefit obligation	$(45,584)	$(51,560)
Unrecognized actuarial gain	(1,446)	(2,013)
Unrecognized prior service cost	3,183	1,651
Adjustment to recognize minimum pension and severance liability	(5,663)	(4,383)

Accrued pension and severance plan liability	$(49,510)	$(56,305)

The accumulated benefit obligation was $76 million and $80 million as of December 31, 2004 and December 31, 2003, respectively.

In June 2004, the Company sold its banana-producing and port operations in Colombia (see Note 2). As part of the sale, the buyer assumed approximately $7 million of pension liabilities.

In connection with the sale of the Armuelles banana production division in 2003 (see Note 2), the Company paid severance amounts of $17 million to the workers of this division, and recognized curtailment and settlement gains of $7 million, which were included in the $21 million gain on sale of Armuelles division in the Consolidated Statement of Income.

The following weighted-average assumptions were used to determine the projected benefit obligations for the Company’s domestic pension plans and foreign pension and severance plans:

	Domestic Plans		Foreign Plans
	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2003

Discount rate	5.75%	6.00%	8.25%	8.00%
Long-term rate of compensation increase	5.00%	5.00%	4.50%	4.75%
Long-term rate of return on plan assets	8.00%	8.00%	4.00%	4.00%

The Company’s long-term rate of return on plan assets is based on the strategic asset allocation and future expected returns on plan assets.

The weighted-average asset allocations of the Company’s domestic pension plans and foreign pension and severance plans by asset category are as follows:

	Domestic Plans		Foreign Plans
	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2003

Asset Category

Equity securities	73%	74%	—	—
Fixed income securities	24%	24%	67%	67%
Cash and equivalents	3%	2%	33%	33%

The primary investment objective for the domestic plan’s fund is preservation of capital with a reasonable amount of long-term growth and income without undue exposure to risk. This is provided by a balanced strategy using fixed income, equities and cash equivalents. The target allocation of the overall fund is 70% equities and 30% fixed income. The cash position is maintained at a level sufficient to provide for the liquidity needs of the fund.

For the funds covering the foreign plans, the asset allocations are primarily mandated by the applicable governments, with an investment objective of minimal risk exposure.

The Company expects to contribute $1 million to its domestic pension plans and $9 million to its foreign pension and severance plans in 2005.

Expected benefit payments for the Company’s domestic pension plans and foreign pension and severance plans are as follows (in thousands):

	Domestic Plans	Foreign Plans
2005	$2,006	$9,553
2006	2,033	8,701
2007	2,050	8,187
2008	2,056	7,857
2009	2,058	7,734
2010-2014	10,159	43,785

Note 12 - Stock-Based Compensation

In accordance with the Plan of Reorganization (see Note 16), in March 2002, the Company’s then-existing stock option and incentive plans and all options and awards issued thereunder were cancelled upon emergence from Chapter 11 bankruptcy. The Company adopted a new stock option plan, under which the Company may issue up to an aggregate of 5.9 million shares of Common Stock as stock options, stock awards (including restricted stock awards), performance awards and stock appreciation rights (“SARs”). The options may be granted to directors, officers, and other key employees and consultants to purchase shares of Common Stock at fair market value at the date of the grant. Under the stock option plan, options for approximately 3.5 million shares were outstanding at December 31, 2004. Additionally, 27,000 SARs granted to certain non-U.S. employees were outstanding at year-end. In addition to the options and SARs granted under the plan, the table below also includes an inducement stock option grant for 325,000 shares made to the Company’s new chief executive officer in January 2004 in accordance with New York Stock Exchange rules. These options and SARs generally vest over four years and are exercisable for a period not in excess of 10 years.

A summary of the activity and related information for the Company’s stock options follows:

	2004		2003
(In thousands, except per share amounts)	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Under option at beginning of year	4,326	$16.47	4,303	$16.83
Options granted	335	23.17	391	12.94
Options exercised	(649)	15.57	(112)	16.95
Options forfeited or expired	(229)	16.74	(256)	16.92

Under option at end of year	3,783	$17.20	4,326	$16.47

Options exercisable at end of year	1,987	$16.67	1,315	$16.78

Shares available for future grants	841		1,209

Options outstanding as of December 31, 2004 had a weighted average remaining contractual life of 7.5 years at December 31, 2004 and had exercise prices ranging from $10.73 to $23.43. The following table summarizes further information on the range of exercise prices:

	Options Outstanding
(In thousands, except per share amounts)	Shares	Weighted average exercise price	Weighted average remaining life
Exercise Price
$10.73 - $13.00	128	$11.44	8 years
13.01 - 16.91	288	15.39	8 years
16.92 - 16.97	3,001	16.95	7 years
16.98 - 23.43	366	22.73	9 years

The estimated weighted average fair value per option share granted was $12.47 for 2004 and $6.89 for 2003 using a Black-Scholes option pricing model based on market prices and the following assumptions at the date of option grant: weighted average risk-free interest rates of 3.0% for 2004 and 2.8% for 2003, dividend yield of 0% for 2004 and 2003, volatility factor for the Company’s Common Stock price of 60% for 2004 and 2003, and a weighted average expected life of five years for 2004 and 2003 for options not forfeited.

Effective January 1, 2003, the Company began recognizing stock option expense in its results of operations for stock options granted after December 31, 2002. Prior to January 1, 2003, the Company accounted for stock options in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” With respect to SARs, the Company records expense over the life of the SARs to the extent that the price of the underlying stock is greater than the stated price of the SAR. In 2004, the expense was not significant as the closing price of the underlying stock at December 31, 2004 was not significantly different from the 2003 closing price. During 2003, $773,000 of expense was recorded for the SARs.

Restricted stock awards for approximately 600,000 shares were granted to employees and directors during 2004. The number of awards granted during 2003 was not significant. These awards generally vest over 1-4 years, and the fair value of the awards at the grant date is expensed over the vesting period.

Note 13 - Shareholders’ Equity

In accordance with the Company’s Plan of Reorganization (see Note 16), all previously outstanding preferred, preference and common stock of the Predecessor Company was cancelled. In accordance with the Plan, the Company’s Certificate of Incorporation was amended to authorize 20 million shares of preferred stock and 150 million shares of new Common Stock; and 40 million shares of new Common Stock were issued. In addition, pursuant to the Plan, the Company issued warrants representing the right to purchase 13.3 million shares of new Common Stock. The warrants have an exercise price of $19.23 per share and are exercisable through March 19, 2009. The warrants, valued at $41 million for purposes of the Plan of Reorganization, are included in capital surplus at December 31, 2004 and 2003.

At December 31, 2004, shares of new Common Stock were reserved for the following purposes:

Issuance upon exercise of stock options and other stock awards (see Note 12)	5.1 million
Issuance upon exercise of warrants	13.3 million

The Company’s shareholders’ equity includes accumulated other comprehensive income at December 31, 2004 comprised of unrealized losses on derivatives of $24 million, unrealized translation gains of $56 million, a $7 million adjustment to increase the fair value of a cost investment and a minimum pension liability adjustment of $8 million. The accumulated other comprehensive income balance at December 31, 2003 includes unrealized losses on derivatives of $29 million, unrealized translation gains of $40 million, a $7 million adjustment to increase the fair value of a cost investment and a minimum pension liability adjustment of $4 million.

In the fourth quarter of 2004, Chiquita announced the initiation of a quarterly cash dividend of $.10 per share on the Company’s outstanding shares of common stock. The first dividend was paid on January 17, 2005 to shareholders of record as of the close of business on January 3, 2005. While Chiquita intends to pay regular quarterly dividends for the foreseeable future, all future dividends will be reviewed quarterly and require declaration by the board of directors.

Chiquita has also authorized a common stock and warrant repurchase program of up to $20 million by the end of 2005. Under the program, the Company purchased approximately $10 million of its shares of common stock through December 31, 2004 (approximately 517,000 shares at an average price of $18.62 per share). The securities may be purchased on the open market or in privately negotiated transactions. The amounts and times of purchases are based on prevailing market conditions.

Note 14 - Income Taxes

Income taxes related to continuing operations consist of the following:

(In thousands)	U.S. Federal	U.S. State	Foreign	Total
REORGANIZED COMPANY
2004
Current tax expense (benefit)	$(1,057)	$692	$11,299	$10,934
Deferred tax expense (benefit)	—	107	(5,641)	(5,534)

	$(1,057)	$799	$5,658	$5,400

2003
Current tax expense	$255	$1,459	$4,651	$6,365
Deferred tax expense (benefit)	—	919	(1,984)	(1,065)

	$255	$2,378	$2,667	$5,300

Nine months ended December 31, 2002
Current tax expense	$1,380	$165	$3,062	$4,607
Deferred tax expense (benefit)	—	224	(31)	193

	$1,380	$389	$3,031	$4,800

PREDECESSOR COMPANY
Three months ended March 31, 2002
Current tax expense (benefit)	$(855)	$132	$1,864	$1,141
Deferred tax benefit	—	—	(141)	(141)

	$(855)	$132	$1,723	$1,000

Income tax expense related to continuing operations differs from income taxes computed at the U.S. federal statutory rate for the following reasons:

	Reorganized Company			Predecessor Company
(In thousands)	Year Ended December 31, 2004	Year Ended December 31, 2003	Nine Months Ended December 31, 2002	Three Months Ended March 31, 2002
Income tax expense (benefit) computed at U.S. federal statutory rate	$21,281	$35,407	$(638)	$(66,043)
State income taxes, net of federal benefit	519	1,546	236	86
Impact of foreign operations	(56,468)	(34,646)	(18,143)	(4,579)
Fresh start adjustment	—	—	—	53,996
Change in valuation allowance	48,782	(3,166)	9,401	9,592
Benefit from sale of Colombian division	(5,700)	—	—	—
Change in tax attributes	(6,253)	1,675	9,641	7,319
Other	3,239	4,484	4,303	629

Income tax expense	$5,400	$5,300	$4,800	$1,000

The components of deferred income taxes included on the balance sheet are as follows:

	December 31,
(In thousands)	2004	2003
Deferred tax benefits
Net operating loss carryforwards	$186,137	$129,281
Other tax carryforwards	318	445
Employee benefits	16,365	16,211
Accrued expenses	7,713	11,117
Depreciation	43,125	48,918
Investments	8,308	9,608
Other	4,665	1,530

	266,631	217,110

Deferred tax liabilities
Growing crops	(21,107)	(26,270)
Trademark	(74,912)	(74,912)
Other	(8,290)	(7,021)

	(104,309)	(108,203)

	162,322	108,907
Valuation allowance	(170,847)	(122,966)

Net deferred tax liability	$(8,525)	$(14,059)

U.S. net operating loss carryforwards (“NOLs”) were $273 million as of December 31, 2004 and $162 million as of December 31, 2003. The U.S. NOLs existing at December 31, 2004 will expire between 2017 and 2025. Foreign NOLs were $283 million in 2004 and $230 million in 2003. $183 million of the foreign NOLs existing at December 31, 2004 will expire between 2005 and 2013. The remaining $100 million of NOLs existing at December 31, 2004 has an indefinite life carryforward period.

A valuation allowance has been established against the deferred tax assets described above due to the Company’s history of tax losses in specific tax jurisdictions as well as the fact that the deferred tax assets are subject to challenge under audit.

The change in the valuation allowance of $48 million reflected in the above table results primarily from the following items: (i) $29 million increase due to U.S. NOLs that were generated during the current year, (ii) $12 million increase related to foreign NOLs that were generated during the current year, and (iii) $6 million increase due to additional 2003 U.S. NOLs.

Income (loss) before taxes attributable to foreign operations was $173 million in 2004, $118 million in 2003, $86 million for the nine months ended December 31, 2002 and $(345) million for the three months ended March 31, 2002. Undistributed earnings of foreign subsidiaries, approximately $854 million at December 31, 2004, have been permanently reinvested in foreign operating assets. Accordingly, no provision for U.S. federal and state income taxes has been provided on these earnings.

Cash payments for income taxes were $13 million in 2004, $8 million in 2003, $4 million for the nine months ended December 31, 2002 and $1 million for the three months ended March 31, 2002.

Income tax expense (benefit) associated with discontinued operations was $0 in 2004, $600,000 in 2003, $(400,000) for the nine months ended December 31, 2002 and $0 for the three months ended March 31, 2002. No income tax expense is associated with the cumulative effect of a change in method of accounting, or any of the items included in other comprehensive income.

Note 15 - Segment Information

The Company’s Banana segment includes the sourcing (production and purchase), transportation, marketing and distribution of bananas, including those marketed by Atlanta. The Company’s Other Fresh Produce segment includes the sourcing, marketing and distribution of fresh fruits and vegetables other than bananas. Generally, Chiquita does not grow the non-banana fresh produce sold, but rather sources it from independent growers. Chiquita’s Other Fresh Produce business increased substantially with the March 2003 acquisition of Atlanta (see Note 7), which has annual sales of approximately $900 million in non-banana fresh produce. The Other Fresh Produce segment also includes Chiquita’s new fresh-cut fruit business. Remaining operations, which are reported in “Other,” consist of processed fruit ingredient products, which are produced in Latin America and sold in other parts of the world, and other consumer packaged goods. The Company evaluates the performance of its business segments based on operating income. Intercompany transactions between segments are eliminated.

Financial information for each segment follows:

(In thousands)	Bananas	Other Fresh Produce	Other	Consolidated
REORGANIZED COMPANY
2004
Net sales	$1,714,537	$1,298,205	$58,714	$3,071,456
Segment operating income (loss)	122,739	(12,982)	3,190	112,947
Depreciation	32,850	8,086	647	41,583
Equity in earnings of investees[1]	9,754	1,420	(1)	11,173
Total assets[2]	1,324,579	429,291	26,168	1,780,038
Investment in equity affiliates[1]	32,302	8,225	1,046	41,573
Expenditures for long-lived assets	40,135	7,305	1,529	48,969
Net operating assets	797,626	227,735	20,139	1,045,500

2003
Net sales	$1,579,900	$979,245	$54,403	$2,613,548
Segment operating income (loss)	132,618	(3,868)	11,636	140,386
Depreciation	30,341	5,983	499	36,823
Equity in earnings of investees[1]	6,502	(2,006)	3,064	7,560
Total assets[2]	1,285,027	394,880	23,202	1,703,109
Investment in equity affiliates[1]	22,152	6,982	1,047	30,181
Expenditures for long-lived assets	39,075	11,136	833	51,044
Net operating assets	787,549	211,181	17,167	1,015,897

FOR THE NINE MONTHS ENDED DECEMBER 31, 2002
Net sales	$989,214	$120,228	$30,582	$1,140,024
Segment operating income (loss)	43,323	(20,408)	2,586	25,501
Depreciation	21,704	356	389	22,449
Equity in earnings of investees [1]	1,679	(8,843)	1,939	(5,225)
Expenditures for long-lived assets	32,007	2,282	170	34,459

PREDECESSOR COMPANY
FOR THE THREE MONTHS ENDED MARCH 31, 2002
Net sales	$351,830	$86,251	$8,065	$446,146
Segment operating income	38,059	1,768	751	40,578
Depreciation	16,425	120	332	16,877
Equity in earnings of investees [1]	2,051	899	364	3,314
Expenditures for long-lived assets	2,330	133	98	2,561

[1]	See Note 8 for further information related to investments in and income from equity method investments.
[2]	At December 31, 2004 and December 31, 2003, goodwill of $31 million and $29 million, respectively, are allocated to the Other Fresh Produce segment and $15 million and $14 million, respectively, are allocated to the Banana segment.

The reconciliation of Consolidated Balance Sheet total assets to amounts in the segment reporting table above follows:

	December 31,
(In thousands)	2004	2003
Total assets per the Consolidated Balance Sheet	$1,780,038	$1,706,719
Less assets of discontinued operations	—	(3,610)

Total assets per the segment reporting table	$1,780,038	$1,703,109

The reconciliation of Consolidated Statement of Cash Flow captions to expenditures for long-lived assets follows:

(In thousands)	Year Ended December 31, 2004	Year Ended December 31, 2003	Nine Months Ended December 31, 2002	Three Months Ended March 31, 2002
Per Consolidated Statement of Cash Flow:
Capital expenditures	$43,442	$51,044	$31,925	$2,561
Long-term investments	5,527	—	2,534	—

Expenditures for long-lived assets	$48,969	$51,044	$34,459	$2,561

The reconciliation of the Consolidated Balance Sheet total assets to net operating assets follows:

	December 31,
(In thousands)	2004	2003
Total assets	$1,780,038	$1,706,719
Less:
Cash	(142,791)	(134,296)
Assets of discontinued operations	—	(3,610)
Accounts payable	(321,296)	(264,373)
Accrued liabilities	(107,037)	(144,230)
Accrued pension and other employee benefits	(78,190)	(81,899)
Other liabilities	(85,224)	(62,414)

Net operating assets	$1,045,500	$1,015,897

Financial information by geographic area is as follows:

	Reorganized Company			Predecessor Company
(In thousands)	Year Ended December 31, 2004	Year Ended December 31, 2003	Nine Months Ended December 31, 2002	Three Months Ended March 31, 2002
Net sales
United States	$715,846	$702,854	$459,060	$203,083
Italy	214,301	181,850	106,505	34,746
Germany	1,090,381	824,618	115,927	38,642
Other international	1,050,928	904,226	458,532	169,675

	$3,071,456	$2,613,548	$1,140,024	$446,146

	December 31,
(In thousands)	2004	2003
Long-lived assets
United States	$290,061	$272,186
Central and South America	143,255	139,674
Germany	147,956	150,149
Other international	263,381	250,407
Shipping operations	141,634	152,743

	$986,287	$965,159

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

The Company is also subject to a variety of government regulations in most countries where it markets bananas and other fresh products, including health, food safety and customs requirements, import quotas and tariffs, currency exchange controls and taxes.

Note 16 - Parent Company Debt Restructuring

On March 19, 2002, CBII, a parent holding company without business operations of its own, completed its financial restructuring when its pre-arranged Plan of Reorganization under Chapter 11 of the U.S. Bankruptcy Code became effective.

Pursuant to the Plan, on March 19, 2002, $861 million of the Predecessor Company’s outstanding senior notes and subordinated debentures (“Old Notes”) and $102 million of accrued and unpaid interest thereon were exchanged for $250 million of 10.56% Senior Notes due 2009 (“Senior Notes”) and 95.5% (38.2 million shares) of new Common Stock. Previously outstanding preferred, preference and common stock of the Predecessor Company was exchanged for 2% (0.8 million shares) of the new Common Stock as well as 7-year warrants, exercisable at $19.23 per share, to purchase up to 13.3 million additional shares of new Common Stock. In addition, as part of a management incentive program, certain executives were granted rights to receive 2.5% (1 million shares) of the new Common Stock. At December 31, 2004, 939,541 of these shares had been issued and 60,459 shares had been surrendered in satisfaction of tax withholding obligations.

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

Note 17 - Litigation

In April 2003, the Company’s management and audit committee, in consultation with the board of directors, voluntarily disclosed to the U.S. Department of Justice (“Justice Department”) that the Company’s banana-producing subsidiary in Colombia, which was sold in June 2004, had been forced to make “protection” payments to certain groups in that country which have been designated under United States law as foreign terrorist organizations. The Company’s sole reason for submitting to these payment demands had been to protect its employees from the risks to their safety if the payments were not made. The voluntary disclosure to the Justice Department was made because the Company’s management became aware that these groups had been designated as foreign terrorist organizations under a U.S. statute that makes it a crime to support such an organization. The Company requested the Justice Department’s guidance. Following the voluntary disclosure, the Justice Department undertook an investigation. The Company has cooperated with that investigation. In late March 2004, the Justice Department advised that, as part of the investigation, it will be evaluating the role and conduct of the Company and some of its officers in the matter. The Company intends to continue its cooperation with the investigation, but it cannot predict the outcome of the investigation or its possible adverse effect on the Company, which could include the imposition of fines.

In October 2004, the Company’s Italian subsidiary received a notice of assessment from Customs authorities in Trento, Italy stating that this subsidiary and two individuals, including the subsidiary’s former managing director, are jointly and severally liable for approximately €4.2 million. This amount represents additional duties on the import of certain bananas into the European Union from 1998 to 2000, plus related taxes and interest. The notice states that these amounts are due because these bananas were imported with licenses that were subsequently determined to have been forged. The Company intends to appeal the assessment, through appropriate proceedings, on the basis of its good faith belief at the time the import licenses were obtained and used that they were valid.

The Consolidated Balance Sheet at December 31, 2004 and 2003 does not reflect a liability for these contingencies.

Note 18 - Subsequent Event

On February 22, 2005, the Company entered into a Stock Purchase Agreement with Performance Food Group Company to purchase its “Fresh Express” packaged salad and fresh-cut fruit businesses for $855 million in cash, subject to certain adjustments. In connection with the transaction, the Company received funding commitments from financial institutions in amounts sufficient to close the Fresh Express acquisition and to maintain the Company’s current revolving credit capacity. The transaction, which is subject to certain customary conditions to closing, is expected to be consummated in the second quarter of 2005. Fresh Express sells approximately $1 billion annually in value-added salads, all of which are marketed under the Fresh Express brand. The Company believes that this acquisition will permit it to diversify its business, providing revenue growth in higher margin value-added products, and lead to a more balanced mix of sales between Europe and North America, which will make the Company less susceptible to risks unique to Europe, such as pending changes to the European Union banana import regime and foreign exchange risk.

Note 19 - Quarterly Financial Data (Unaudited)

The following quarterly financial data are unaudited, but in the opinion of management include all necessary adjustments for a fair presentation of the interim results, which are subject to significant seasonal variations. Amounts presented differ from previously filed Quarterly Reports on Form 10-Q because of reclassifications for discontinued operations, equity in earnings of investees and asset sales.

2004

(In thousands, except per share amounts)	March 31	June 30	Sep. 30	Dec. 31
Net sales	$793,168	$848,386	$661,610	$768,292
Cost of sales	(680,138)	(719,820)	(573,938)	(643,004)
Operating income	31,795	36,519	10,053	34,580
Net income (loss)	19,912	30,238	(19,829)	25,081

Basic earnings (loss) per share	0.49	0.74	(0.49)	0.62

Diluted earnings (loss) per share	0.46	0.73	(0.49)	0.61

Common stock market price
High	24.33	21.17	20.80	22.21
Low	19.37	15.70	17.38	16.95

2003
(In thousands, except per share amounts)	March 31	June 30	Sep. 30	Dec. 31
Net sales	$471,329	$829,173	$627,511	$685,535
Cost of sales	(382,721)	(717,340)	(548,850)	(583,307)
Operating income	37,677	60,924	22,693	19,092
Income from continuing operations	26,504	48,513	10,645	10,201
Discontinued operations	(1,623)	8,042	(760)	(2,316)
Net income	24,881	56,555	9,885	7,885

Basic earnings (loss) per share:
Continuing operations	0.66	1.21	0.27	0.26
Discontinued operations	(0.04)	0.20	(0.02)	(0.06)
Net income	0.62	1.41	0.25	0.20

Diluted earnings (loss) per share:
Continuing operations	0.66	1.21	0.27	0.25
Discontinued operations	(0.04)	0.20	(0.02)	(0.06)
Net income	0.62	1.41	0.25	0.19

Common stock market price
High	15.45	15.29	18.72	22.90
Low	8.77	11.05	14.30	17.43

Operating income includes a before-tax loss of $9 million on the sale of the Colombian banana production division in the second quarter of 2004. Other income (expense), net of $(20) million, primarily from the extinguishment of the $250 million principal amount of 10.56% Senior Notes, is included in net loss for the third quarter of 2004. Second quarter operating income in 2003 includes a $21 million gain on the sale of the assets of the Armuelles banana production division. Gains (losses) on the sale of equity method investments of $(2) million, $12 million and $7 million are included in operating income for the 2003 second, third and fourth quarters, respectively.

Per share results include the effect, if dilutive, of assumed conversion of options, warrants and other stock awards into common stock during the period presented. The effects of assumed conversions are determined independently for each respective quarter and year and may not be dilutive during every period due to variations in operating results. Therefore, the sum of quarterly per share results will not necessarily equal the per share results for the full year.

Chiquita Brands International, Inc.

SELECTED FINANCIAL DATA

	Reorganized Company			Predecessor Company
	Year Ended December 31,		Nine Months Ended December 31, 2002	Three Months Ended March 31, 2002	Year Ended December 31,

(In thousands, except per share amounts)	2004	2003			2001	2000
FINANCIAL CONDITION
Working capital	$331,217	$281,277	$243,960	$256,844	$240,925	$77,917
Capital expenditures	43,442	51,044	31,925	2,561	14,208	45,828
Total assets	1,780,038	1,706,719	1,642,241	1,779,019	2,262,492	2,416,790
Capitalization
Short-term debt*	34,201	48,070	41,701	64,930	52,865	188,986
Long-term debt*	315,266	346,490	394,796	467,315	216,973	960,681
Liabilities subject to compromise*	—	—	—	—	962,820	—
Shareholders’ equity	838,824	757,346	629,289	612,753	448,594	582,543

OPERATIONS
Net sales	$3,071,456	$2,613,548	$1,140,024	$446,146	$1,464,980	$1,504,894
Operating income (loss)*	112,947	140,386	25,501	40,578	22,622	(633)
Income (loss) from continuing operations before cumulative effect of a change in method of accounting	55,402	95,863	(6,622)	(189,694)	(120,187)	(109,059)
Discontinued operations	—	3,343	19,817	(63,606)	1,419	14,192
Income (loss) before cumulative effect of a change in method of accounting	55,402	99,206	13,195	(253,300)	(118,768)	(94,867)
Cumulative effect of a change in method of accounting	—	—	—	(144,523)	—	—
Net income (loss)*	55,402	99,206	13,195	(397,823)	(118,768)	(94,867)

SHARE DATA
Shares used to calculate diluted earnings (loss) per common share	41,741	40,399	39,967	78,273	73,347	66,498
Diluted earnings (loss) per common share:
Continuing operations	$1.33	$2.38	$(0.17)	$(2.42)	$(1.80)	$(1.89)
Discontinued operations	—	0.08	0.50	(0.81)	0.02	0.21
Before cumulative effect of a change in method of accounting	1.33	2.46	0.33	(3.23)	(1.78)	(1.68)
Cumulative effect of a change in method of accounting	—	—	—	(1.85)	—	—
Net income (loss)	1.33	2.46	0.33	(5.08)	(1.78)	(1.68)
Dividends declared per common share	0.10	—	—	—	—	—

Market price per common share:
Reorganized Company:
High	24.33	22.90	18.60	—	—	—
Low	15.70	8.77	11.10	—	—	—
End of period	22.21	22.53	13.26	—	—	—
Predecessor Company:
High	—	—	—	0.87	3.06	5.63
Low	—	—	—	0.63	0.42	0.88
End of period	—	—	—	0.71	0.64	1.00

*	In the Notes to the Consolidated Financial Statements, see Note 1 for information on an interim period accounting change, Note 2 for information on discontinued operations and other divestitures, Note 7 for information on the Atlanta acquisition and Note 16 for information related to the parent company Chapter 11 restructuring. See Management’s Discussion and Analysis of Financial Condition and Results of Operations for information related to significant items affecting operating income for the full years 2004 and 2003, the nine months ended December 31, 2002 and the three months ended March 31, 2002.