Form 10-K, Exhibit 13
period 2005-12-31
CHIQUITA BRANDS INTERNATIONAL INC
filed 2006-03-01
CIK 101063

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

Chiquita has published its Core Values and Code of Conduct which establish the company’s high standards for corporate responsibility. The company maintains a hotline, administered by an independent company, that employees can use to confidentially and anonymously communicate suspected violations of the company’s Core Values or Code of Conduct, including concerns regarding accounting, internal accounting control or auditing matters. All reported accounting, internal accounting control or auditing matters are forwarded directly to the Chairman of the Audit Committee of the Board of Directors.

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

The Audit Committee engages Ernst & Young, an independent registered accounting firm, to audit the company’s financial statements and its internal control over financial reporting and express opinions thereon. The scope of the audits is set by Ernst & Young, following review and discussion with the Audit Committee. Ernst & Young has full and free access to all company records and personnel in conducting its audits. Representatives of Ernst & Young meet regularly with the Audit Committee, with and without members of management present, to discuss their audit work and any other matters they believe should be brought to the attention of the Committee. Ernst & Young has issued an opinion on the company’s financial statements. This report appears on page 24. Ernst & Young has also issued an audit report on management’s assessment of the company’s internal control over financial reporting. This report appears on page 25.

Management’s Assessment of the Company’s Internal Control over Financial Reporting

The company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2005. Based on management’s assessment, management believes that, as of December 31, 2005, the company’s internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework, as set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ FERNANDO AGUIRRE	/s/ JEFFREY M. ZALLA	/s/ BRIAN W. KOCHER
Chief Executive Officer	Chief Financial Officer	Chief Accounting Officer

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Chiquita Brands International, Inc. (“CBII”) and its subsidiaries (collectively, “Chiquita” or the company) operate as a leading international marketer and distributor of high-quality fresh and value-added produce, which is sold under the Chiquita® premium brand, Fresh Express® and other related trademarks. The company is one of the largest banana producers in the world and a major supplier of bananas in Europe and North America. In June 2005, Chiquita acquired Fresh Express, the U.S. market leader in value-added salads, a fast-growing food category for grocery retailers, foodservice providers and quick-service restaurants.

The acquisition of Fresh Express will increase Chiquita’s consolidated annual revenues by about $1 billion. The company believes that this acquisition diversifies its business, accelerates revenue growth in higher margin value-added products, and provides a more balanced mix of sales between Europe and North America, which will make the company less susceptible to risks unique to Europe, such as the recent changes to the European Union (“EU”) banana import regime and foreign exchange risk. The company’s Consolidated Balance Sheet at December 31, 2005 reflects the purchase price allocation for the Fresh Express acquisition, while the Consolidated Statement of Income for the year ended December 31, 2005 includes the operations of Fresh Express, and interest expense on the acquisition financing, from the June 28, 2005 acquisition date to the end of the year. See Note 2 to the Consolidated Financial Statements for further information on the company’s acquisition of Fresh Express in 2005.

Since 2004, Chiquita’s strategy has been (i) to build a high-performance organization, (ii) strengthen its core business, and (iii) pursue profitable growth. The company is focused on becoming a more consumer-centric organization and launching innovative products to meet consumers’ growing desire for nutritious, convenient, tasty and fresh food choices. In 2005, the company introduced new, conveniently packaged Chiquita mini’s (bananas) and Chiquita Fruit Bites (apple slices). Fresh Express launched several new offerings in 2005, including ready-to-eat salad kits and premium value-added salads such as “Tender Leaf Blends.” The company also launched an award-winning marketing campaign featuring its Rainforest Alliance certification, which strengthened its brand equity and reinforced its reputation for environmental and social responsibility in Europe, where Chiquita is the market leader and generally obtains a premium price for its Chiquita-branded bananas. Chiquita intends to continue providing value-added services in ways that it believes better satisfy consumers, increase retailer profitability and boost the in-store presence of Chiquita and Fresh Express branded products.

The major risks facing the business include the EU transition to a tariff-only regime in 2006, integration of Fresh Express, weather and agricultural disruptions, exchange rates and pricing, industry cost increases and financing.

•	In January 2006, the European Commission implemented a new regulation for the importation of bananas into the European Union. It eliminates the quota that was previously applicable and imposes a higher tariff on bananas imported from Latin America, while imports from certain African, Caribbean and Pacific (ACP) sources are assessed zero tariff on 775,000 metric tons. The new tariff, which increased to €176 from €75 per metric ton, equates to an increase in cost of approximately €1.84 ($2.20) per box for bananas imported by the company into the European Union from Latin America, Chiquita’s primary source of bananas. Based on its 2005 volumes, the company will incur incremental tariff costs of approximately $110 million. However, the company will no longer incur costs, which totaled approximately $40 million in 2005, to purchase licenses to import bananas into the European Union. It is too early to determine the impact of this new regime on industry volumes and prices, including the extent to which the company may be able to pass on increased tariffs and other industry costs to its customers. However, the overall negative impact of the new regime on the company is expected to be substantial, notwithstanding the company’s intent to maintain its price premium in the European market. Certain Latin American-producing countries have taken steps to challenge this regime as noncompliant with the EU’s World Trade Organization (“WTO”) obligations. The company fully supports these legal challenges.

•	In June 2005, the company acquired the Fresh Express packaged salad and fresh-cut fruit businesses for $855 million, subject to certain post-closing adjustments. The company’s consolidated financial results for the three years ended December 31, 2005 include only six months during which Fresh Express was under the company’s management and therefore may not be indicative of future operating results. In connection with the acquisition, the company incurred $775 million of debt, of which $100 million was prepaid during the second half of 2005, and added approximately $770 million of goodwill and other intangible assets. The company combined the Fresh Express fresh-cut fruit business with its own, marketed under the “Chiquita” brand. In February 2006, the company closed two fresh-cut fruit processing facilities, located in Manteno, Illinois, and Kansas City, Missouri, as part of a supply chain optimization plan. There is no assurance that the Fresh Express business will generate the results anticipated in the acquisition, including expected synergies of $20 million by 2008, or that the company will be able to successfully rebrand the combined fresh-cut fruit operations or eventually compete nationally in the fresh-cut fruit business.

•	In 2005, the company experienced several weather-related disruptions, which could also occur in the future. In January 2005, the Atlantic coast of Costa Rica and Panama experienced torrential rains, which produced significant flooding damage to many farms owned by major banana marketers, including the company, and independent growers in the region. As a result, the company incurred a loss in supply of more than three million boxes of banana production from its owned farms and independent suppliers in 2005. In the first half of the year, the company experienced $11 million of increased costs for alternative banana sourcing, logistics, and farm rehabilitation, and write-downs of damaged farms. The 2005 hurricane season produced many storms that affected the operations of the company. In late August 2005, the company’s port facilities in Gulfport, Mississippi, were severely damaged by Hurricane Katrina. The company incurred asset write-downs and incremental costs of $13 million related to Katrina, which were entirely offset by the recognition of a receivable for insurance proceeds. In late November, Tropical Storm Gamma caused severe flooding in Honduras. Approximately 1,600 hectares (4,000 acres) of the company’s banana farms near San Pedro Sula were affected, including 600 hectares damaged so severely that the company chose not to rehabilitate them. The fourth quarter impact totaled $17 million relating to Gamma, including a $12 million mostly non-cash charge primarily for asset write-downs, $3 million in lower volume in North America and $2 million of increased costs for replacement fruit and transportation. Fresh Express is also subject to weather disruptions affecting growing conditions, as well as sourcing and operating costs. For example, operations were affected by heavy rains in the first half of 2005. In addition, third quarter 2005 Fresh Express results were impacted by $2 million due to Hurricane Katrina.

•	In 2002, the euro began to strengthen against the dollar, causing the company’s sales and profits to increase as a result of the favorable exchange rate conversion of euro-denominated sales to U.S. dollars. In 2005, the euro weakened significantly against the U.S. dollar. The company’s results will continue to be significantly affected by currency changes in Europe and, should the euro continue to weaken against the dollar, it would adversely affect the company’s results. The company seeks to reduce its exposure to adverse effects of euro exchange movements in any given year by purchasing euro put option contracts. Currently, the company has such hedging coverage for approximately 75% of its estimated net euro cash flows at average put option strike rates of $1.19 per euro throughout 2006 and $1.20 per euro during the first half of 2007.

•	Transportation costs are significant in the company’s business, and the price of bunker fuels used in shipping operations is an important variable component of transportation costs. The company’s fuel costs have increased substantially since 2003, and there can be no assurance that there will not be further increases in the future. In addition, fuel and transportation cost is a significant component of much of the produce that the company purchases from growers or distributors, and there can be no assurance that the company will be able to pass on to its customers the increased costs incurred in these respects. The cost of paper is also significant to the company because bananas and some other produce items are packed in cardboard boxes for shipment. If the price of paper increases, or the price of fresh produce that the company purchases increases due to paper cost increases, and the company is not able to effectively pass these price increases along to its customers, then the company’s operating income will decrease. Increased costs of paper since 2003 have negatively impacted the company’s operating income, and there can be no assurance that these costs will not adversely affect the company’s operating results in the future.

•	The company has $997 million outstanding in total debt, most of which is issued under debt agreements that require continuing compliance with financial covenants. The company’s 2006 operating plan allows it to remain in compliance with these covenants, the most restrictive of which are in the company’s $650 million bank credit facility, which includes its $150 million revolving credit facility and $398 million of outstanding term loans. However, if the company’s financial performance declines below its operating plan as a result of pricing in Europe under the new EU banana import regime, lower than expected earnings growth at Fresh Express, unfavorable resolution of governmental investigations or other contingencies, or other factors, the company may be required to seek covenant relief from its lenders or restructure its debt facility, which would increase the cost of the company’s borrowings and/or restrict its access to capital.

Financial highlights for 2005, including a half year of results for Fresh Express, include the following:

•	Net sales for 2005 were $3.9 billion compared to $3.1 billion for 2004. The increase resulted from the acquisition of Fresh Express, higher banana pricing in both Europe and North America, and increased sales of Fresh Select products at Atlanta AG.

•	Operating income for 2005 was $188 million, compared to $113 million for 2004. Operating income in 2005 included flood costs of $17 million related to Tropical Storm Gamma and a $6 million charge related to the consolidation of fresh-cut fruit facilities in the Midwestern United States.

•	Operating income for 2004 included losses of $7 million from asset sales, primarily representing the pre-tax loss on the sale of the company’s former Colombian division, and other charges of $9 million relating to restructuring at the company’s German distribution business, Atlanta AG, and severance.

•	The company’s debt at December 31, 2005 was $997 million compared to $349 million at December 31, 2004. The increase was due to the financing for the acquisition of Fresh Express:

•	On June 28, 2005, the company and its main operating subsidiary, Chiquita Brands L.L.C. (“CBL”), entered into an amended and restated credit agreement (the “Credit Agreement”) with a syndicate of bank lenders for a $650 million senior secured credit facility (the “CBL Facility”) that replaced the credit agreement entered into by CBL in January 2005. Total fees of approximately $18 million were paid to obtain the CBL Facility. The CBL Facility consists of a five-year $150 million revolving credit facility which may be increased to $200 million under certain conditions and two seven-year term loans, one for $125 million (the “Term Loan B”) and one for $375 million (the “Term Loan C”), the proceeds of which were used to finance a portion of the acquisition of Fresh Express. The company made $100 million of discretionary principal prepayments on Term Loan B in 2005.

•	Also on June 28, 2005, the company completed the offering of $225 million of 8 7/8% Senior Notes due 2015 for net proceeds of $219 million. The proceeds were used to finance a portion of the acquisition of Fresh Express.

•	In April 2005, Great White Fleet Ltd. (“GWF”), the company’s shipping subsidiary, entered into a seven-year secured revolving credit facility for $80 million. The full proceeds from this facility were drawn, of which approximately $30 million was used to exercise buyout options under then-existing capital leases for four vessels and approximately $50 million was used to finance a portion of the acquisition of Fresh Express.

•	In each quarter of 2005, the company paid a quarterly cash dividend of $0.10 per share on the company’s outstanding shares of common stock, for a total of $17 million in dividends paid during 2005.

OPERATIONS

Prior to the acquisition of Fresh Express in June 2005, the company reported two business segments, Bananas and Other Fresh Produce. The Banana segment included the sourcing (purchase and production), transportation, marketing and distribution of bananas. The Other Fresh Produce segment included the sourcing, marketing and distribution of fresh fruits and vegetables other than bananas. The Other Fresh Produce segment also included Chiquita’s fresh-cut fruit business. Remaining operations, which were reported in “Other,” primarily consisted of processed fruit ingredient products, which are produced in Latin America and sold in other parts of the world, and other consumer packaged goods.

In June 2005, as a result of the Fresh Express acquisition, the company determined that it has the following three reportable segments: Bananas, Fresh Select and Fresh Cut. The company’s Banana segment remains unchanged. The Fresh Select segment includes the sourcing, marketing and distribution of whole fresh fruits and vegetables other than bananas. The company’s Fresh Cut segment includes the packaged salads and fresh-cut fruit businesses. Remaining operations, reported in “Other,” continue to consist substantially of processed fruit ingredient products. The company evaluates the performance of its business segments based on operating income. Intercompany transactions between segments are eliminated.

The following table provides net sales and operating income on a segment basis:

(In thousands)	2005	2004	2003
Net sales
Bananas	$1,950,565	$1,713,160	$1,579,900
Fresh Select	1,353,573	1,289,145	979,065
Fresh Cut	538,667	10,437	180
Other	61,556	58,714	54,403

Total net sales	$3,904,361	$3,071,456	$2,613,548

Segment operating income (loss)
Bananas	$182,029	$122,739	$132,618
Fresh Select	10,546	440	1,104
Fresh Cut	(3,276)	(13,422)	(4,972)
Other	(1,666)	3,190	11,636	*

Total operating income	$187,633	$112,947	$140,386

*	Includes a $7 million gain on the sale of the company’s investment in Mundimar Ltd., a Honduran palm-oil joint venture.

Banana Segment

Net sales

Banana segment net sales for 2005 increased 14% versus 2004. The increase resulted primarily from improved banana pricing in Europe and North America. Banana net sales for 2004 increased 8% versus 2003. The full-year impact of Atlanta AG, the German distributor acquired in March 2003, accounted for $36 million of the $133 million increase in 2004. The remaining increase in 2004 resulted from favorable European exchange rates, improved banana pricing in Europe and higher banana sales volume in North America.

Operating income

2005 compared to 2004. Banana segment operating income for 2005 was $182 million, compared to $123 million for 2004. Banana segment operating results were favorably affected by:

•	$151 million benefit from improved local European pricing;

•	$15 million from improved pricing in North America, due principally to temporary contract price increases to offset costs from flooding in Costa Rica and Panama in January 2005, and implementation late in the year of surcharges to offset rising industry costs, including fuel-related products and transportation;

•	$9 million before-tax loss on the sale of the company’s former Colombian banana production division in 2004;

•	$4 million increase from the impact of European currency, consisting of an $8 million increase in revenue and a $22 million decrease in hedging costs, partially offset by a $26 million adverse impact of balance sheet translation; and

•	$4 million charge in 2004 relating to stock options and restricted stock granted to the company’s former chairman and CEO that vested upon his retirement in May 2004.

These items were offset in part by:

•	$34 million of cost increases from higher fuel, paper and ship charter costs;

•	$27 million of higher costs for advertising, marketing and innovation spending, primarily due to consumer brand support efforts in Europe late in the year;

•	$24 million of higher license-related banana import costs in Europe;

•	$17 million impact from flooding in Honduras caused by Tropical Storm Gamma (included in cost of sales in the Consolidated Statement of Income);

•	$11 million primarily from increased costs related to the January flooding in Costa Rica and Panama, including alternative banana sourcing, logistics and farm rehabilitation costs, and write-downs of damaged farms;

•	$4 million adverse impact of pricing in Asia;

•	$3 million of higher administrative expenses, in part due to accruals for performance-based compensation due to improved year-over-year operating results; and

•	$3 million due to lower volume of second-label fruit in Europe.

The company’s banana sales volumes of 40-pound boxes were as follows:

(In millions, except percentages)	2005	2004	% Change
European Core Markets (1)	54.0	55.3	(2.4)%
Trading Markets (2)	6.9	5.4	27.8%
North America	58.4	59.0	(1.0)%
Asia (joint venture)	19.2	16.3	17.8%

Total	138.5	136.0	1.8%

(1)	The 25 member countries of the EU, Norway, Iceland and Switzerland
(2)	Other European and Mediterranean countries not included in Core Markets

The volume of fruit sold into trading markets typically reflects excess banana supplies beyond core market demands, sold on a spot basis when the company believes it can do so profitably.

The following table presents the 2005 percentage change compared to 2004 for the company’s banana prices and banana volume:

	Q1	Q2	Q3	Q4	Year
Banana Prices
North America	9%	(1)%	0%	5%	4%
European Core Markets
U.S. Dollars	19%	27%	22%	10%	20%
Local Currency	14%	21%	23%	19%	20%
Trading Markets
U.S. Dollars	1%	(3)%	15%	19%	8%
Asia (joint venture)
U.S. Dollars	2%	(11)%	7%	(11)%	(5)%
Local Currency	1%	(11)%	8%	(8)%	(4)%

Banana Volume
North America	7%	8%	(3)%	(15)%	(1)%
European Core Markets	7%	(1)%	(7)%	(10)%	(2)%
Trading Markets	(67)%	58%	(6)%	93%	28%
Asia (joint venture)	5%	17%	10%	33%	18%

The average spot and hedged euro exchange rates for 2005 and 2004 were as follows:

(dollars per euro)	2005	2004	%Change
Euro average exchange rate, spot	$1.25	$1.24	0.8%
Euro average exchange rate, hedged	1.23	1.18	4.2%

The company has entered into option contracts to hedge its risks associated with euro exchange rate movements. Foreign currency hedging costs charged to the Consolidated Statement of Income were $8 million in 2005, compared to $30 million in 2004. These costs relate primarily to hedging the company’s net cash flow exposure to fluctuations in the U.S. dollar value of its euro-denominated sales. The higher 2004 costs related primarily to losses on forward and zero-cost collar contracts that have since expired. At December 31, 2005, unrealized losses of $5 million on the company’s currency option contracts were included in “Accumulated other comprehensive income,” substantially all of which is expected to be reclassified to net income during the next 12 months. The company primarily purchases put options, which require an upfront premium payment. These put options can reduce the negative earnings impact on the company of a significant future decline in the value of the euro, without limiting the benefit the company would receive from a stronger euro.

The company also enters into swap contracts for fuel oil for its shipping operations, to minimize the volatility that changes in fuel prices could have on its operating results. Unrealized gains of $16 million on the fuel oil forward contracts were also included in “Accumulated other comprehensive income” at December 31, 2005, of which $12 million is expected to be reclassified to net income during the next 12 months.

2004 compared to 2003. Banana segment operating income for 2004 was $123 million, compared to $133 million for 2003. Banana segment operating results were favorably affected by:

•	$76 million net benefit from European currency and banana pricing, comprised of $79 million of increased revenue from favorable European exchange rates, $8 million of decreased hedging costs and $4 million from improved local European pricing, offset by $13 million in increased European costs due to the stronger euro, and $2 million less in balance sheet translation gains; and

•	$7 million decline in charges related to severance, the closure of farms and Atlanta restructuring ($5 million of charges in 2004 compared to $12 million of such charges in the prior year).

These items were offset by:

•	$34 million adverse effect from asset sales year-over-year, primarily comprised of a loss of $9 million on the sale of the Colombian banana production division in the second quarter of 2004 and a $21 million gain on the sale of the Armuelles, Panama division in the 2003 second quarter;

•	$14 million of cost increases primarily related to rising fuel, paper and short-term spot ship charter costs;

•	$14 million increase in selling, general and administrative expenses associated with investment spending, including banana innovation costs and a $7 million increase in marketing expenses, primarily to build brand equity in several European countries, including new EU member states in Central and Eastern Europe;

•	$13 million adverse effect of North American banana pricing;

•	$7 million increase in legal and other costs associated with the U.S. Department of Justice investigation of the company’s former Colombian operations. These costs are included in selling, general and administrative expenses (see “RISKS OF INTERNATIONAL OPERATIONS” below);

•	$7 million from lower banana volume in Europe; and

•	$4 million charge in selling, general and administrative expenses related to stock options and restricted stock that had been previously granted to the company’s former chairman and chief executive officer and vested upon his retirement in May 2004.

Fresh Select Segment

Net sales

Fresh Select net sales increased by 5% to $1.4 billion in 2005, primarily due to higher volume from Atlanta AG. Net sales for 2004 increased by $310 million compared to 2003. The acquisition of Atlanta accounted for approximately 80% of this increase.

Operating income

2005 compared to 2004. The Fresh Select segment had operating income of $10 million in 2005, compared to breakeven results for 2004. The improvement resulted primarily from a restructured melon program and other improvements in North America, and continued operational improvement at Atlanta, partially offset by weather-related and currency declines in the company’s Chilean operations.

2004 compared to 2003. Compared to the breakeven results in 2004, the Fresh Select segment had operating income of $1 million for 2003. Operating results benefited from a $9 million reduction in charges related to the Atlanta restructuring ($3 million in 2004, compared to $12 million in 2003). Cost savings in Atlanta’s Fresh Select business during 2004 were more than offset by approximately $5 million in losses in North America due to poor results in the North American melon program, which was subsequently restructured in 2005 to prevent these losses from recurring. In addition, 2003 results included $8 million of non-recurring gains from the sale of shares of Chiquita Brands South Pacific (“CBSP”) and other equity method investments.

Fresh Cut Segment

Net sales

Substantially all of the 2005 revenue in the company’s Fresh Cut segment was due to the acquisition of Fresh Express on June 28, 2005. Net sales in 2005 were $539 million, up from $10 million in 2004.

Operating income

2005 compared to 2004. The Fresh Cut segment had an operating loss of $3 million in 2005, compared to an operating loss of $13 million for 2004.

Fresh Cut segment results were favorably affected by:

•	$14 million in operating income at Fresh Express from the June 28, 2005 acquisition date to the end of the year. On a pro forma basis as if the company had completed its acquisition of Fresh Express on June 30, 2004, this represents a $5 million improvement in operating income compared to the same period in 2004, driven by a 7 percent increase in volume, a 3 percent increase in net revenue per case in retail value-added salads on a full-year basis and a reduction in corporate overhead and insurance costs, partially offset by increases in cost of goods sold and innovation spending; and

•	$2 million of improvements in the operating results of Chiquita’s fresh-cut fruit facility.

This was partially offset by:

•	$6 million of mostly non-cash charges from the shut-down of Chiquita’s fresh-cut fruit facility in Manteno, Illinois following the acquisition of Fresh Express, which had a facility servicing the same Midwestern area. These costs were primarily included in cost of sales in the Consolidated Statement of Income. The company expects the fresh-cut fruit facility consolidation to deliver approximately $3 million in annualized cost savings, which will be realized beginning in the second quarter 2006.

On a pro forma basis as if the company had completed its acquisition of Fresh Express on June 30, 2004, Fresh Cut segment revenue for the six months ended December 31, 2005 was $515 million, up 6 percent from $484 million in the same period in 2004, and operating income for the six months ended December 31, 2005 was $8 million before plant shut-down costs, compared to $3 million in the same period in 2004. The pro forma segment results for the second half of 2004 do not purport to be indicative of what the actual results would have been had the acquisition been completed on the date assumed or the results that may be achieved in the future.

2004 compared to 2003. The Fresh Cut segment had an operating loss of $13 million in 2004, compared to an operating loss of $5 million for 2003. The $8 million additional operating losses resulted primarily from incremental losses associated with the start-up of Chiquita’s fresh-cut fruit plant in Manteno, Illinois, which began operating in the fourth quarter of 2003.

Interest and Other Income (Expense)

Interest income in 2005 was $10 million, compared to $6 million in 2004. The increase was due to interest earned on higher cash balances and a full year of interest on the receivable that resulted from the pineapple purchase agreement that the company entered into in connection with the sale of its former Colombian division in 2004. This agreement and a related banana purchase agreement are described below under “Sale of Colombian Division.”

Interest expense in 2005 was $60 million, which was $21 million higher than the prior year. Interest expense increased $27 million due to the Fresh Express acquisition financing, partially offset by a $6 million decline due to the third quarter 2004 refinancing of the company’s then outstanding $250 million principal amount of 10.56% Senior Notes with 7 1/2% Senior Notes.

Other income (expense) in 2005 includes $3 million of financing fees, primarily related to the write-off of unamortized debt issue costs for the prior credit facility and $2 million for settlement of an indemnification claim relating to prior periods, partially offset by a $1 million gain on the sale of Seneca preferred stock and a $1 million gain from an insurance settlement. In 2004, other income (expense) included a loss of $22 million from the premium associated with the refinancing of the 10.56% Senior Notes, partially offset by a $2 million gain relating to proceeds received as a result of the demutualization of a company with which Chiquita held pension annuity contracts.

Income Taxes

The company’s effective tax rate is affected by the level and mix of income among various domestic and foreign jurisdictions in which the company operates.

Income tax expense for 2005 was $3 million compared to $5 million in 2004. Income tax expense for 2005 includes aggregated benefits of $8 million primarily from the resolution of tax contingencies and reduction in valuation allowance of a foreign subsidiary due to the execution of tax planning initiatives. In 2004, income tax expense included a $5.7 million benefit from the sale of the company’s former Colombian banana production division. A deferred tax liability of $5.7 million related to growing crops that had been previously recorded was released to income upon sale of the division. Income tax expense for 2003 included a benefit of $3 million due to the resolution of outstanding tax contingencies in various jurisdictions.

See Note 14 to the Consolidated Financial Statements for further information about the company’s income taxes.

Discontinued Operations

In May 2003, the company sold its vegetable canning subsidiary, Chiquita Processed Foods L.L.C. (“CPF”), to Seneca Foods Corporation for $110 million in cash and approximately 968,000 shares of Seneca preferred stock convertible into an equal number of shares of Seneca Common Stock Class A, which was recorded at its estimated fair value of $13 million on the sale date and later sold in 2005 for more than $14 million. Seneca also assumed CPF debt, which was $61 million on the sale date. The company recognized a $9 million gain on the transaction, and the gain is included in discontinued operations for 2003.

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

In addition to the gains on sale, discontinued operations include the operating results of these companies for all income statement periods presented in which they were owned.

Sale of Colombian Division

In June 2004, the company sold its former banana-producing and port operations in Colombia to Invesmar Ltd. (“Invesmar”), the holding company of C.I. Banacol S.A., a Colombian-based producer and exporter of bananas and other fruit products.

In exchange for these operations, the company received $28.5 million in cash; $15 million face amount of notes and deferred payments; and the assumption by the buyer of approximately $7 million of pension liabilities.

In connection with the sale, Chiquita entered into eight-year agreements to purchase bananas and pineapples from affiliates of the buyer. Under the banana purchase agreement, Chiquita purchases approximately 11 million boxes of Colombian bananas per year at above-market prices. This resulted in a liability of $33 million at the sale date ($29 million at December 31, 2005), which represents the estimated net present value of the above-market premium to be paid for the purchase of bananas over the term of the contract. Substantially all of this liability is included in “Other liabilities” in the Consolidated Balance Sheet. Under the pineapple purchase agreement, Chiquita purchases approximately 2.5 million boxes of Costa Rican golden pineapples per year at below-market prices. This resulted in a receivable of $25 million at the sale date ($23 million at December 31, 2005), which represents the estimated net present value of the discount to be received for the purchase of pineapples over the term of the contract. Substantially all of this receivable is included in “Investments and other assets, net” in the Consolidated Balance Sheet. Together, the two long-term fruit purchase agreements commit Chiquita to approximately $80 million in annual purchases.

Also in connection with the sale, Chiquita agreed that, in the event that it becomes unable to perform its obligations under the banana purchase agreement due to a conflict with U.S. law, Chiquita will indemnify Invesmar primarily for the lost premium on the banana purchases.

The net book value of the assets and liabilities transferred in the transaction was $36 million. The company recognized a before-tax loss of $9 million and an after-tax loss of $4 million on the transaction, which take into account the net $8 million loss from the two long-term fruit purchase agreements.

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

Seneca Stock

In April 2005, the company received proceeds of approximately $14 million from the sale of Seneca preferred stock and recorded a $1 million gain on the transaction in the 2005 second quarter in “Other income (expense), net.”

Sale of Equity Method Investments

In 2003, the company recorded a net gain on the sale of equity method investments of $17 million. The gain consisted primarily of the sale of the company’s 50% interest in Mundimar Ltd., a Honduran producer and distributor of palm-oil based products, for $21 million in cash, which resulted in a $7 million gain; and the reduction of the company’s ownership of CBSP, an Australian fresh produce distributor, to approximately 10% from approximately 28%. The company received $14 million in cash from the sale of the CBSP shares and realized a $10 million gain.

LIQUIDITY AND CAPITAL RESOURCES

The company’s cash balance was $89 million at December 31, 2005, compared to $143 million at December 31, 2004.

Operating cash flow was $223 million in 2005, $92 million in 2004 and $75 million in 2003. The operating cash flow increase in 2005 was primarily due to significantly improved operating results and was partially used to fund a portion of the Fresh Express acquisition. Operating cash flow in 2003 includes $17 million in severance payments made to approximately 3,000 employees whose employment was terminated upon completion of the sale of the company’s Armuelles, Panama division in June 2003.

Capital expenditures were $43 million for 2005, $43 million for 2004 and $51 million for 2003. The 2005 capital expenditures include $12 million related to Fresh Express subsequent to the acquisition in June 2005. In 2004 and 2003, capital expenditures included $10 million and $7 million, respectively, for implementation of a global business transaction processing system. Capital expenditures for 2003 also included $14 million to purchase a ship which had been formerly under an operating lease to the company and $8 million to set up and purchase equipment for a fresh-cut fruit processing facility.

The following table summarizes the company’s contractual obligations for future cash payments at December 31, 2005, which are primarily associated with debt principal repayments, operating leases, pension and severance obligations and long-term purchase contracts:

(In thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt
Parent company	$475,000	$—	$—	$—	$475,000
Subsidiaries	511,508	20,609	41,806	40,625	408,468
Notes and loans payable	10,600	10,600	—	—	—
Operating leases	266,165	91,288	100,836	27,265	46,776
Pension and severance obligations	102,304	11,655	20,859	19,246	50,544
Purchase commitments	1,793,993	519,385	488,349	402,812	383,447

	$3,159,570	$653,537	$651,850	$489,948	$1,364,235

The company’s purchase commitments consist primarily of long-term contracts to purchase bananas and other produce from third-party producers. The terms of these contracts, which set the price for the committed produce to be purchased, range primarily from one to ten years. However, many of these contracts are subject to price renegotiations every one to two years. Therefore, the company is only committed to purchase bananas and other produce at the contract price until the renegotiation date. The purchase obligations included in the table are based on the current contract price and the estimated production volume the company is committed to purchase until the renegotiation date. The banana purchase commitments reflected in the table above represent normal and customary operating commitments in the industry. Most of the 2006 banana volume to be purchased is reflected above, as the company has secured and committed to its banana sources for the upcoming year. Substantially all of the contracts provide for minimum penalty payments, which are less than the amounts included in the table, to be paid if the company were to purchase less than the committed volume of bananas.

As a result of the Fresh Express acquisition, the company’s contractual cash commitments for raw product purchases increased by approximately $160 million, and commitments under operating leases increased approximately $50 million. These commitments are included in the table above.

Total debt at December 31, 2005 was $997 million versus $349 million at December 31, 2004. The increase in debt resulted from financing for the acquisition of Fresh Express. The following table illustrates the change in the debt balances from December 31, 2004 to December 31, 2005:

	December 31,
(In thousands)	2005	2004
Parent Company
7 1/2% Senior Notes, due 2014	$250,000	$250,000
8 7/8% Senior Notes, due 2015	225,000	—
Subsidiaries
CBL credit facility
Term Loan B	24,588	—
Term Loan C	373,125	—
Revolver	—	—
Shipping	111,413	82,617
Other	12,982	16,850

Total debt	$997,108	$349,467

On June 28, 2005, in conjunction with the Fresh Express acquisition, the company and CBL entered into an amended and restated senior secured credit facility, which replaced an existing $150 million revolving credit facility and added $500 million in new term loans, one for $125 million (the “Term Loan B”) and one for $375 million (the “Term Loan C”). The company made $100 million of discretionary principal prepayments on Term Loan B in the second half of 2005. At December 31, 2005, $26 million of availability under the revolver was used to support issued letters of credit and $124 million was available for borrowings.

The Term Loans bear interest at LIBOR plus a margin of 2.00% to 2.25%, depending on the company’s consolidated leverage ratio. At December 31, 2005, the interest rate on the Term Loans was LIBOR plus 2.00%. Substantially all U.S. assets of CBL and its subsidiaries are pledged to secure the CBL Facility. The Revolving Credit Facility and Term Loan B are principally secured by the U.S. assets of CBL and its subsidiaries other than Fresh Express and its subsidiaries. The Term Loan C is principally secured by the assets of Fresh Express and its subsidiaries. The CBL Facility is also secured by liens on CBL’s trademarks as well as pledges of equity and guarantees by various subsidiaries worldwide. The CBL Facility is guaranteed by CBII and secured by a pledge of CBL’s equity.

Under the Credit Agreement, CBL may distribute cash to CBII for routine CBII operating expenses, interest payments on CBII’s 7 1/2% and 8 7/8% Senior Notes and payment of other limited CBII liabilities. Certain liquidity tests must be met prior to distributions to CBII for other purposes, such as dividend payments to Chiquita shareholders and repurchases of CBII’s common stock, warrants and senior notes; at December 31, 2005, distributions to CBII for these other purposes were limited to approximately $64 million. The Credit Facility includes covenants that require the company and CBL and its subsidiaries, respectively, to maintain certain financial ratios related to leverage and fixed charge coverage and that place limitations on the ability of CBL and its subsidiaries to incur debt, create liens, dispose of assets, carry out mergers and acquisitions, and make investments and capital expenditures. See the Overview section of Management’s Discussion and Analysis for further discussion of risks associated with financing.

On June 28, 2005, the company completed the offering of $225 million of 8 7/8% Senior Notes due 2015, for net proceeds of $219 million. The proceeds were used to finance a portion of the acquisition of Fresh Express. The 8 7/8% Senior Notes are callable on or after June 1, 2010, in whole or from time to time in part, at 104.438% of face value declining to face value in 2013. Before June 1, 2010, the company may redeem some or all of the 8 7/8% Senior Notes at a specified treasury make-whole rate.

In September 2004, the company issued $250 million principal amount of 7 1/2% Senior Notes due 2014 for net proceeds of $246 million. The proceeds from this offering, together with available cash, were used to repurchase and redeem the company’s 10.56% Senior Notes. As a result of the premiums associated with the repurchase of the 10.56% Senior Notes, the company recognized a $22 million loss in the 2004 third quarter, which is included in “Other income (expense), net” on the Consolidated Statement of Income. The company is recognizing annual interest savings of approximately $7 million from having replaced the 10.56% Senior Notes with the 7 1/2% Senior Notes.

The 7 1/2% Senior Notes are callable on or after November 1, 2009, in whole or from time to time in part, at 103.75% of face value declining to face value in 2012. Before November 1, 2009, the company may redeem some or all of the 7 1/2% Senior Notes at a specified treasury make-whole rate.

The indentures for the 7 1/2% and 8 7/8% Senior Notes contain covenants that limit the ability of the company and its subsidiaries to incur debt and issue preferred stock, dispose of assets, make investments, pay dividends or make distributions in respect of the company’s capital stock, create liens, merge or consolidate, issue or sell stock of subsidiaries, enter into transactions with certain stockholders or affiliates, and guarantee company debt.

In April 2005, GWF entered into a seven-year secured revolving credit facility for $80 million (the “GWF Facility”). The full proceeds from this facility were drawn, of which approximately $30 million was used to exercise buyout options under then-existing capital leases for four vessels, and approximately $50 million was used to finance a portion of the acquisition of Fresh Express. The loan requires GWF to maintain certain financial covenants related to tangible net worth and total debt ratios.

See Note 10 to the Consolidated Financial Statements for additional information regarding the company’s debt.

On a pro forma basis, including the Fresh Express acquisition and relating financing, interest expense would have been $87 million for the year ended December 31, 2005. The company had approximately $600 million of variable-rate debt after the acquisition (and approximately $500 million at December 31, 2005), and as a result, a 1% change in interest rates would have resulted in a change to pro forma interest expense of approximately $6 million for the year.

A subsidiary of the company has a €25 million uncommitted credit line for bank guarantees and a €17 million committed credit line for bank guarantees to be used primarily to guarantee the company’s payments for licenses used to import bananas into European Union countries. At December 31, 2005, the bank counterparties had provided €27 million of guarantees under these lines. At January 31, 2006, the amount of guarantees had declined to €19 million, and the company expects this amount will continue to decline as a result of the reduction in license requirements.

As more fully described in Note 16 to the Consolidated Financial Statements, the company may be required to pay, or post bank guarantees for, up to approximately $50 million in connection with its appeal of certain claims of Italian customs authorities. The company recently increased the letter of credit sublimit under its revolving credit facility from $50 million to $100 million in anticipation of such a contingency.

In each of the quarters of 2005, Chiquita paid a quarterly cash dividend of $0.10 per share on the company’s outstanding shares of common stock, or $17 million total for the year. All future dividends will be reviewed quarterly and require declaration by the board of directors.

The company believes that its cash level, cash flow generated by operating subsidiaries and borrowing capacity will provide sufficient cash reserves and liquidity to fund the company’s working capital needs, capital expenditures and debt service requirements. See the Overview section of Management’s Discussion and Analysis for risks relating to financing.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The company’s significant accounting policies are summarized in Note 1 to the Consolidated Financial Statements. The additional discussion below addresses major judgments used in:

•	reviewing the carrying values of intangibles;

•	reviewing the carrying values of property, plant and equipment;

•	accounting for pension and tropical severance plans; and

•	accounting for income taxes.

Review of Carrying Values of Intangibles

Trademarks

At December 31, 2005, the company’s Chiquita trademark had a carrying value of $388 million. The year-end 2005 carrying value was supported by an independent appraisal using the relief-from-royalty method. The relief-from-royalty valuation method estimates the royalty expense that could be avoided in the operating business as a result of owning the respective asset or technology. The royalty savings are measured, tax-affected and, thereafter, converted to present value with a discount rate that considers the risk associated with owning the intangible assets. No impairment was present and no write-down was required. A revenue growth rate of 2.6%, reflecting estimates of long-term U.S. inflation, was used in the appraisal. Other assumptions include a royalty rate of 3.5%, a discount rate of 15.5%, and an income tax rate of 30% applied to the royalty cash flows. The valuation is most sensitive to the royalty rate assumption, which considers market share, market recognition and profitability of products bearing the trademark, as well as license agreements for the trademark. A one-half percentage point change to the royalty rate could impact the appraisal by up to $75 million.

In conjunction with the Fresh Express acquisition, the company recorded the Fresh Express trademark, which had a carrying value of $62 million at December 31, 2005. The fair value of the trademark was based on the work of independent appraisers at the time of the acquisition utilizing the relief-from-royalty method. The company will review the carrying values of Fresh Express intangible assets at least annually or when impairment indicators are noted.

Goodwill

The company’s $578 million of goodwill at December 31, 2005 primarily consists of $535 million related to its acquisition of Fresh Express in June 2005 and $42 million related to its acquisition of Atlanta in 2003. The Fresh Express goodwill will be reviewed at least annually for impairment or when impairment indicators are noted. The company estimated the fair value of Atlanta based on expected future cash flows generated by Atlanta discounted at 11%. Based on this calculation, there was no indication of impairment and, as such, no write-down of the goodwill carrying value was required. A change to the discount rate of one percentage point would affect the calculated fair value of Atlanta by approximately $5 million. Also, a $1 million change per year in the expected future cash flows would affect the calculated fair value of Atlanta by approximately $7 million.

Other Intangible Assets

On June 28, 2005, as part of the Fresh Express acquisition, the company recorded $170 million of intangible assets subject to amortization, consisting of $110 million in customer relationships and $60 million in patented technology. The fair value of these assets was based on the work of independent appraisers at the time of the acquisition utilizing the excess earnings and the relief-from-royalty valuation methods. The excess earnings method estimates the present value of future cash flows attributable to the company’s customer base and requires estimates of the expected future revenues and remaining useful lives of the customer relationships. The company will review the carrying values of Fresh Express intangible assets at least annually or when impairment indicators are noted.

Review of Carrying Values of Property, Plant and Equipment

The company also reviews the carrying value of its property, plant and equipment when impairment indicators are noted, as prescribed by Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” by comparing estimates of undiscounted future cash flows, before interest charges, included in the company’s operating plans with the carrying values of the related assets. These reviews at December 31, 2005 and 2004 did not reveal any instances in which an impairment charge was required.

Pension and Tropical Severance Plans

Significant assumptions used in the actuarial calculation of the company’s defined benefit pension and foreign pension and severance plans include the discount rate, long-term rate of compensation increase, and the long-term rate of return on plan assets. The weighted average discount rate assumptions were 5.5% and 5.75% at December 31, 2005 and 2004, respectively, for domestic pension plans, which represents the rate on high quality, fixed income investments in the U.S., such as Moody’s Aa rated corporate bonds. The discount rate assumptions for the foreign pension and severance plans were 8.0% and 8.25% at December 31, 2005 and 2004, respectively, which represents the 10-year U.S. Treasury rate adjusted to reflect higher inflation in these countries. The long-term rate of compensation increase for domestic plans was 5.0% in 2005 and 2004. The long-term rate of compensation increase assumed for foreign pension and severance plans was 4.5% in 2005 and 2004. The long-term rate of return on plan assets was assumed to be 8.0% for domestic plans for each of the last three years. The long-term rate of return on plan assets for foreign plans was assumed to be 3.25% for 2005 and 4.0% for 2004 and 2003. Actual rates of return were lower during 2005, but annual returns under this long-term rate assumption are inherently subject to year-to-year variability.

A one percentage point change to the discount rate, long-term rate of compensation increase, or long-term rate of return on plan assets each affects pension expense by less than $1 million annually.

Accounting for Income Taxes

The company accounts for income taxes in accordance with SFAS No. 109, “Accounting For Income Taxes,” which recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The deferred tax assets and liabilities are determined based on the enacted tax rates expected to apply in the periods in which the deferred tax assets or liabilities are expected to be settled or realized.

The company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The determination as to whether a deferred tax asset will be realized is made on a jurisdictional basis and is based on the evaluation of positive and negative evidence. This evidence includes historical taxable income, projected future taxable income, the expected timing of the reversal of existing temporary differences and the implementation of tax planning strategies. Projected future taxable income is based on expected results and assumptions as to the jurisdiction in which the income will be earned. The expected timing of the reversals of existing temporary differences is based on current tax law and the company’s tax methods of accounting.

The company also reviews its tax activities and records an accrual for estimated losses when it is probable that a liability has been incurred and the amount can be reasonably estimated. Significant judgment is required in evaluating our tax positions and determining the company’s provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. The company establishes reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes and interest will be due. These reserves are established when, despite the belief that the tax return positions are fully supportable, the company believes that certain positions are likely to be challenged and may not be sustained on review by tax authorities. The reserves are adjusted in light of changing facts and circumstances, such as the resolution of outstanding tax audits or contingencies in various jurisdictions. The provision for income taxes includes the impact of reserve provisions and changes to the reserves that are considered appropriate, as well as the related net interest.

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

In 2001, the European Commission (“EC”) amended the quota and licensing regime for the importation of bananas into the European Union (“EU”). In connection with this amendment, it was agreed that the EU banana tariff rate quota system would be followed by a tariff-only system no later than 2006. In order to remain consistent with WTO principles, any new EU banana tariff was required under a 2001 WTO decision to “result in at least maintaining total market access” for Latin American suppliers. In February 2005, the EC notified the WTO that it would propose a tariff on Latin American bananas of €230 per metric ton under the 2006 tariff-only regime. Several Latin American governments challenged this proposal, and WTO arbitrators ruled that the proposed €230 tariff, as well as the EU’s subsequent proposal of a €187 tariff, did not meet that standard. Nonetheless, in November 2005, the EC announced that it would implement, in January 2006, a tariff of €176 per metric ton.

In January 2006, the EC implemented the new regulation. It eliminates the quota that previously applied to the import of Latin American bananas. In addition, it gives a tariff preference to certain African, Caribbean and Pacific (“ACP”) sources, which in many cases are former EU colonies, while it imposes a higher tariff on bananas imported from Latin America and other non-ACP sources. The new regulatory structure and its anticipated direct impact on Chiquita are summarized in the table below.

	Previous EU regulation on total annual industry banana imports	New EU regulation on total annual industry banana imports	Impact to Chiquita of Change in Regulations
NON-ACP FRUIT

Quota (EU 25)	3,113,000 metric tons (equivalent to 172 million boxes, or 67% of total market volume)	No quota restriction	Too early to determine impact on supply and demand, and short- and long-term price of bananas in the EU market; however, Chiquita would be adversely affected if there were a substantial increase in industry imports that caused a decline in market pricing. Chiquita sells at a significant price premium to competition in the EU-25 markets, in which we sold 51 million boxes in 2005.

Tariff rate	€75/metric ton; additional tariff of €680/metric ton for amounts imported above quota	€176/metric ton, with no quota	Chiquita would pay approximately $110 million more in tariffs in 2006, based on its volume of bananas imported into the EU in 2005.

The tariff increase is €1.84 per 40 pound box (or $2.20 per box at current exchange rates). The new tariff rate provides a total advantage to ACP (non-tariff) and EU bananas of €3.20 per box (or $3.80 per box at current exchange rates).

Too early to determine the degree to which increased costs may be passed on to customers or consumers.

License requirement

Allocated to various users,

including Chiquita; the company received 26% of all non-ACP licenses issued in 2005. However, Chiquita also bought licenses from others in order to import and sell an additional 4% of non-ACP volume.

		Licenses are used for administrative record-keeping only, and have no economic value.	Without a quota, the new license regime will no longer provide Chiquita a guaranteed portion of the market or an advantage over other importers that did not have substantial license allocations under the former regime.
On the other hand, under the new regime the company will no longer incur costs, which totaled approximately $40 million in 2005, to purchase licenses.

ACP FRUIT
Exemption for ACP	No tariff for 750,000 metric tons (equivalent to 41 million boxes, or 16% of total market volume); tariff of €380/metric ton for amounts imported above quota.

No tariff for 775,000 metric tons; €176/metric ton tariff applies to any amounts imported above that amount.

Licenses required to regulate tariff-free amount; majority granted on a “first-come, first served” basis.

Chiquita sells a small amount of ACP-sourced bananas in the EU, and may expand its sourcing in ACP countries. There can be no assurance that additional volume would be available to Chiquita from independent growers, and any new owned farms would require significant capital investment.

EUROPEAN COMMUNITY PRODUCTION

Exemption for EC Production	Not subject to quota or tariff. Historical production of approximately 800,000 metric tons, which is supported by EU compensatory aid subsidies (equivalent to 44 million boxes, or 17% of total market volume).	No change.	No change. EU production includes sources such as Martinique, Guadeloupe and the Canary Islands that are part of the EU.
In recent years, Chiquita has not sold bananas from these EU sources.

TOTAL

Total Market	4,667,000 metric tons (equivalent to 257 million boxes).	Subject to competitive supply and demand.

Certain Latin American producing countries have taken steps to challenge this regime as noncompliant with the EU’s World Trade Organization obligations not to discriminate among supplying countries. There can be no assurance that any challenges will result in changes to the EC’s regime.

As noted in the table above, based on 2005 volume levels, the net cost increase to Chiquita of the higher tariff, after the savings from the elimination of the need to purchase licenses, would be approximately $70 million. It is too early to determine the impact of this new regime on industry volumes and prices, including the extent to which the company may be able to pass on increased tariffs and other industry costs to its customers in the form of higher prices for bananas. However, the overall negative impact of the new regime on the company is expected to be substantial, despite the company’s intent to maintain its price premium in the European market.

The company has international operations in many foreign countries, including those in Central and South America, the Philippines and the Ivory Coast. The company’s activities are subject to risks inherent in operating in these countries, including government regulation, currency restrictions and other restraints, burdensome taxes, risks of expropriation, threats to employees, political instability, terrorist activities, including extortion, and risks of U.S. and foreign governmental action in relation to the company. Should such circumstances occur, the company might need to curtail, cease or alter its activities in a particular region or country. Chiquita’s ability to deal with these issues may be affected by applicable U.S. laws and, in particular, potential conflicts between the requirements of U.S. law and the need to protect the company’s employees and assets.

In April 2003, the company’s management and audit committee, in consultation with the board of directors, voluntarily disclosed to the U.S. Department of Justice, Criminal Division (the “Justice Department”), that its former banana producing subsidiary in Colombia, which was sold in June 2004, had been forced to make “protection” payments to certain groups in that country which had been designated under United States law as foreign terrorist organizations. The company’s sole reason for allowing its subsidiary to submit to these payment demands had been to protect its employees from the risks to their safety if the payments were not made. The voluntary disclosure to the Justice Department was made because the company’s management became aware that these groups had been designated as foreign terrorist organizations under a U.S. statute that makes it a crime to support such an organization. The company requested the Justice Department’s guidance. Following the voluntary disclosure, the Justice Department undertook an investigation, including consideration by a grand jury. The company has cooperated with that investigation. In March 2004, the Justice Department advised that, as part of its criminal investigation, it will be evaluating the role and conduct of the company and some of its officers in the matter. In September-October 2005, the company was advised that the investigation is continuing and that the conduct of the company and some of its officers and directors remains within the scope of the investigation. The company intends to continue its cooperation with this investigation, but it cannot predict its outcome or any possible adverse effect on the company (including the materiality thereof), which could include the imposition of fines and/or penalties.

See “Item 1A – Risk Factors” and “Item 3 – Legal Proceedings” in the Annual Report on Form 10-K for a further description of legal proceedings and other risks.

MARKET RISK MANAGEMENT - FINANCIAL INSTRUMENTS

Chiquita’s products are distributed in more than 70 countries. Its international sales are made primarily in U.S. dollars and major European currencies. The company reduces currency exchange risk from sales originating in currencies other than the dollar by exchanging local currencies for dollars promptly upon receipt. The company further reduces its exposure to exchange rate fluctuations by purchasing foreign currency hedging instruments (principally euro put option contracts) to hedge sales denominated in foreign currencies. Currently, the company has hedging coverage for approximately 75% of its estimated net euro cash flows at average put option strike rates of $1.19 per euro throughout 2006 and $1.20 during the first half of 2007. The potential loss on these contracts from a hypothetical 10% increase in euro currency rates would have been approximately $15 million at December 31, 2005 and $5 million at December 31, 2004. However, the company expects that any loss on these contracts would tend to be more than offset by an increase in the dollar realization of the underlying sales denominated in foreign currencies. The loss on purchase put options from an increase in euro currency rates is limited to the amount of the put option premium paid.

Chiquita’s interest rate risk arises from its fixed and variable rate debt (see Note 10 to the Consolidated Financial Statements). Of the $997 million total debt at December 31, 2005, approximately 50% was fixed-rate debt, which was primarily comprised of the company’s $250 million 7 1/2% Senior Notes and $225 million of 8 7/8% Senior Notes. The adverse change in fair value of the company’s fixed-rate debt from a hypothetical decline in interest rates of 0.5% would have been approximately $14 million at December 31, 2005 and $9 million at December 31, 2004. The company had approximately $500 million of variable-rate debt at December 31, 2005, and as a result, a 1% change in interest rates would result in a change to interest expense of approximately $5 million annually.

The company’s transportation costs are exposed to the risk of rising fuel prices. To reduce this risk, the company enters into fuel forward contracts that would offset potential increases in the market fuel prices. Currently, the company has hedging coverage for approximately 45% of its expected fuel purchases in 2006 and 25% of its expected purchases in 2007. The potential loss on these forward contracts from a hypothetical 10% decrease in fuel oil prices would have been approximately $6 million at December 31, 2005 and 2004. However, the company expects that any decline in the fair value of these contracts would be offset by a decrease in the cost of underlying fuel purchases.

See Note 9 to the Consolidated Financial Statements for additional discussion of the company’s hedging activities.

*******

This Annual Report contains certain statements that are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita, including: the impact of the conversion to a tariff-only banana import regime in the European Union in 2006; the company’s ability to continue to successfully operate Fresh Express; unusual weather conditions; industry and competitive conditions; financing; the customary risks experienced by global food companies, such as the impact of product and commodity prices, currency exchange rate fluctuations, government regulations, labor relations, taxes, crop risk, political instability and terrorism; and the outcome of pending governmental investigations and claims involving the company.

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Chiquita Brands International, Inc.

We have audited the accompanying consolidated balance sheets of Chiquita Brands International, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity, and cash flow for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on those financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chiquita Brands International, Inc. at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flow for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As described in Note 1 to the Consolidated Financial Statements, in 2003, the company changed its method of accounting for employee stock options and variable interest entities.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Chiquita Brands International, Inc.’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young
Cincinnati, Ohio
February 24, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Chiquita Brands International, Inc.

We have audited management’s assessment, included in the Annual Report on Form 10-K as of December 31, 2005 of Chiquita Brands International, Inc. (the company), Item 9A – Controls and Procedures – Management’s report on internal control over financial reporting, that the company maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that Chiquita Brands International, Inc. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity, and cash flow for each of the three years in the period ended December 31, 2005 of Chiquita Brands International, Inc. and our report dated February 24, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young
Cincinnati, Ohio
February 24, 2006

Chiquita Brands International, Inc.

CONSOLIDATED STATEMENT OF INCOME

(In thousands, except per share amounts)	2005	2004	2003
Net sales	$3,904,361	$3,071,456	$2,613,548

Operating expenses
Cost of sales	3,268,128	2,616,900	2,232,218
Selling, general and administrative	384,184	304,106	249,668
Depreciation	59,763	41,583	36,823
Amortization	5,253	—	—
Equity in earnings of investees	(600)	(11,173)	(7,560)
Loss on sale of Colombian division	—	9,289	—
Gain on sale of equity method investments	—	—	(16,829)
Gain on sale of Armuelles division	—	(2,196)	(21,158)

	3,716,728	2,958,509	2,473,162

Operating income	187,633	112,947	140,386

Interest income	10,255	6,167	3,227
Interest expense	(60,294)	(38,884)	(42,450)
Other income (expense), net	(3,054)	(19,428)	—

Income from continuing operations before income taxes	134,540	60,802	101,163
Income taxes	(3,100)	(5,400)	(5,300)

Income from continuing operations	131,440	55,402	95,863
Discontinued operations:
Loss from operations	—	—	(6,161)
Gain on disposal	—	—	9,504

Net income	$131,440	$55,402	$99,206

Net income per common share - basic:
Continuing operations	$3.16	$1.36	$2.40
Discontinued operations	—	—	0.08

Net income	$3.16	$1.36	$2.48

Net income per common share - diluted:
Continuing operations	$2.92	$1.33	$2.38
Discontinued operations	—	—	0.08

Net income	$2.92	$1.33	$2.46

Dividends declared per common share	$0.40	$0.10	$—

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.

CONSOLIDATED BALANCE SHEET

	December 31,
(In thousands, except share amounts)	2005	2004
ASSETS
Current assets
Cash and equivalents	$89,020	$142,791
Trade receivables, less allowances of $14,557 and $12,241, respectively	417,758	340,552
Other receivables, net	96,330	89,312
Inventories	240,496	187,073
Prepaid expenses	25,083	19,164
Other current assets	31,388	14,859

Total current assets	900,075	793,751

Property, plant and equipment, net	592,083	419,601
Investments and other assets, net	148,755	131,715
Trademarks	449,085	387,585
Goodwill	577,543	46,109
Other intangible assets, net	165,558	1,277

Total assets	$2,833,099	$1,780,038

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Notes and loans payable	$10,600	$11,220
Long-term debt of subsidiaries due within one year	20,609	22,981
Accounts payable	426,767	321,296
Accrued liabilities	142,881	107,037

Total current liabilities	600,857	462,534

Long-term debt of parent company	475,000	250,000
Long-term debt of subsidiaries	490,899	65,266
Accrued pension and other employee benefits	78,900	78,190
Net deferred tax liability	115,404	8,525
Other liabilities	78,538	76,699

Total liabilities	1,839,598	941,214

Shareholders’ equity
Common stock, $.01 par value (41,930,326 and 40,476,381 shares outstanding, respectively)	419	405
Capital surplus	675,710	645,365
Retained earnings	277,090	162,375
Accumulated other comprehensive income	40,282	30,679

Total shareholders’ equity	993,501	838,824

Total liabilities and shareholders’ equity	$2,833,099	$1,780,038

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(In thousands)	Common shares	Common stock	Capital surplus	Retained earnings	Accumulated other com- prehensive income (loss)	Total share- holders’ equity
DECEMBER 31, 2002	39,847	$398	$625,589	$13,195	$(9,893)	$629,289

Net income	—	—	—	99,206	—	99,206
Unrealized translation gain	—	—	—	—	32,340	32,340
Change in minimum pension liability	—	—	—	—	2,774	2,774
Sale of equity method investments	—	—	—	—	(4,548)	(4,548)
Change in fair value of cost investment available for sale	—	—	—	—	7,265	7,265
Changes in fair value of derivatives	—	—	—	—	(39,494)	(39,494)
Losses reclassified from OCI into net income	—	—	—	—	25,233	25,233

Comprehensive income						122,776

Share and stock option issuances	190	2	5,279	—	—	5,281

(In thousands)	Common shares	Common stock	Capital surplus	Retained earnings	Accumulated other com- prehensive income (loss)	Total share- holders’ equity
DECEMBER 31, 2003	40,037	400	630,868	112,401	13,677	757,346

Net income	—	—	—	55,402	—	55,402
Unrealized translation gain	—	—	—	—	15,470	15,470
Change in minimum pension liability	—	—	—	—	(2,855)	(2,855)
Change in fair value of cost investments available for sale	—	—	—	—	(574)	(574)
Changes in fair value of derivatives	—	—	—	—	(19,910)	(19,910)
Losses reclassified from OCI into net income	—	—	—	—	24,871	24,871

Comprehensive income						72,404

Exercises of stock options and warrants	802	8	12,490	—	—	12,498
Stock-based compensation	156	2	10,388	—	—	10,390
Share repurchase and retirements	(517)	(5)	(8,241)	(1,380)	—	(9,626)
Share cancellations	(2)	—	(140)	—	—	(140)
Dividends on common stock	—	—	—	(4,048)	—	(4,048)

DECEMBER 31, 2004	40,476	405	645,365	162,375	30,679	838,824

Net income	—	—	—	131,440	—	131,440
Unrealized translation loss	—	—	—	—	(19,248)	(19,248)
Change in minimum pension liability	—	—	—	—	(3,318)	(3,318)
Change in fair value of cost investments available for sale	—	—	—	—	(2,320)	(2,320)
Changes in fair value of derivatives	—	—	—	—	39,033	39,033
Gains reclassified from OCI into net income	—	—	—	—	(4,544)	(4,544)

Comprehensive income						141,043

Exercises of stock options and warrants	1,348	13	22,514	—	—	22,527
Stock-based compensation	107	1	8,018	—	—	8,019
Share retirements	(1)	—	(187)	—	—	(187)
Dividends on common stock	—	—	—	(16,725)	—	(16,725)

DECEMBER 31, 2005	41,930	$419	$675,710	$277,090	$40,282	$993,501

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.

CONSOLIDATED STATEMENT OF CASH FLOW

(In thousands)	2005	2004	2003
CASH PROVIDED (USED) BY:
OPERATIONS
Income from continuing operations	$131,440	$55,402	$95,863
Depreciation and amortization	65,016	41,583	36,823
Equity in earnings of investees	(600)	(11,173)	(7,560)
Loss on extinguishment of debt	—	21,737	—
Loss (gain) on sale of tropical divisions and equity method investments	—	1,393	(37,987)
Severance payments for Armuelles division	—	—	(16,713)
Non-cash charges for Tropical Storm Gamma and fresh-cut fruit consolidation	15,460	—	—
Stock-based compensation	8,712	10,390	2,897
Changes in current assets and liabilities
Trade receivables	104	(46,236)	(10,865)
Other receivables	(21,118)	7,610	(4,768)
Inventories	(24,063)	(16,256)	(15,891)
Prepaid expenses and other current assets	7,854	(7,474)	(1,881)
Accounts payable and accrued liabilities	51,697	42,165	23,236
Other	(11,983)	(6,994)	11,715

CASH FLOW FROM OPERATIONS	222,519	92,147	74,869

INVESTING
Capital expenditures	(42,656)	(43,442)	(51,044)
Acquisition of businesses	(891,671)	(5,527)	—
Proceeds from sale of:
Colombian division	—	28,500	—
Equity method investments	—	—	38,942
Seneca preferred stock	14,467	—	—
Armuelles division	1,127	1,185	14,953
Other property, plant and equipment	4,544	10,736	15,057
Hurricane Katrina insurance proceeds	6,950	—	—
Consolidation of Chiquita Chile	—	—	7,579
Other	411	(1,941)	3,519

CASH FLOW FROM INVESTING	(906,828)	(10,489)	29,006

FINANCING
Issuances of long-term debt	781,101	259,394	79,351
Repayments of long-term debt	(153,901)	(337,908)	(224,351)
Costs for CBL revolving credit facility and other fees	(4,003)	(743)	(4,478)
Increase in notes and loans payable	783	1,300	124
Proceeds from exercise of stock options/warrants	22,527	12,498	1,911
Dividends on common stock	(16,580)	—	—
Repurchase of common stock	—	(9,626)	—

CASH FLOW FROM FINANCING	629,927	(75,085)	(147,443)

Investing cash flow from discontinued operations	611	1,922	124,979

Increase (decrease) in cash and equivalents	(53,771)	8,495	81,411
Balance at beginning of period	142,791	134,296	52,885

Balance at end of period	$89,020	$142,791	$134,296

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1- Summary of Significant Accounting Policies

CONSOLIDATION - The Consolidated Financial Statements include the accounts of Chiquita Brands International, Inc. (“CBII”), controlled majority-owned subsidiaries and any entities that are not controlled but require consolidation in accordance with FASB Interpretation No. 46, “Consolidation of Variable Interest Entities - an interpretation of ARB No. 51,” (collectively, “Chiquita” or the company). See Note 8 for additional information on the company’s adoption of FASB Interpretation No. 46 during 2003. Intercompany balances and transactions have been eliminated.

USE OF ESTIMATES - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Significant estimates inherent in the preparation of the accompanying financial statements include allowance for doubtful accounts, business combinations, intangible asset valuations, pension and severance plans, income taxes and contingencies. Actual results could differ from these estimates.

CASH AND EQUIVALENTS - Cash and equivalents include cash and highly liquid investments with a maturity when purchased of three months or less.

TRADE RECEIVABLES - Trade receivables less allowances reflect the net realizable value of the receivables, and approximate fair value. The company generally does not require collateral or other security to support trade receivables subject to credit risk. To reduce credit risk, the company performs credit investigations prior to establishing customer credit limits and reviews customer credit profiles on an ongoing basis. In Europe, the company purchases credit insurance to further mitigate collections risk. An allowance against the trade receivables is established based on the company’s knowledge of customers’ financial condition, historical loss experience and account past due status compared to invoice payment terms. An allowance is recorded and charged to expense when an account is deemed to be uncollectible. Recoveries of trade receivables previously reserved in the allowance are credited to income.

INVENTORIES - Inventories are valued at the lower of cost or market. Cost for banana growing crops and certain banana inventories is determined on the “last-in, first-out” (LIFO) basis. Cost for other inventory categories, including other fresh produce and value-added salads, is determined on the “first-in, first-out” (FIFO) or average cost basis. Banana and other fresh produce inventories represent costs associated with boxed bananas and other fresh produce not yet sold. Growing crop inventories primarily represent the costs associated with growing banana plants on company-owned farms or growing lettuce on third-party farms where the company bears substantially all of the growing risk. Materials and supplies primarily represent growing and packaging supplies maintained on company-owned farms. Inventory costs are comprised of the purchase cost of materials and, in addition, for bananas and other fresh produce grown on company farms, tropical production labor and overhead.

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

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are stated at cost, and except for land, are depreciated on a straight-line basis over their estimated remaining useful lives. The company generally uses 25 years to depreciate ships, 30 years for cultivations, 10 to 40 years for buildings and improvements, and 3 to 20 years for machinery and equipment. Cultivations represent the costs to plant and care for the banana plant until such time that the root system can support commercial quantities of fruits, as well as the costs to build levees, drainage canals, and other farm infrastructure to support the banana plants. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts. The difference between the net book value of the asset and proceeds from disposition is recognized as a gain or loss. Routine maintenance and repairs are charged to expense as incurred, while costs of betterments and renewals are capitalized. The company reviews the carrying value of its property, plant and equipment when impairment indicators are noted. No impairment indicators were noted at December 31, 2005 and 2004.

INTANGIBLES - Goodwill and other intangible assets with an indefinite life, such as the company’s trademarks, are reviewed at least annually for impairment. The Fresh Express trademark and goodwill associated with the June 28, 2005 acquisition (see Note 2) will be reviewed for impairment at least annually or when impairment indicators are noted. The company’s remaining goodwill is associated with the Atlanta AG reporting unit (see Note 2), and is tested for impairment by comparing the market value of Atlanta AG, based on discounted future cash flows, with its carrying value. The company tests its trademark carrying amount for impairment by obtaining an independent appraisal using a “relief-from-royalty” method. Reviews for impairment at December 31, 2005 and 2004 of the Atlanta AG goodwill and the Chiquita trademark indicated that no impairment charges were necessary.

REVENUE RECOGNITION - The company records revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectibility is reasonably assured. For the company, this point occurs when the product is delivered to, and title to the product passes to, the customer.

SALES INCENTIVES - The company, primarily through its Fresh Cut segment, offers sales incentives and promotions to its customers (resellers) and to consumers. These incentives primarily include volume and growth rebates, exclusivity and placement fees (fees paid to retailers for product display), consumer coupons and promotional discounts. The company follows the requirements of Emerging Issues Task Force (“EITF”) No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor’s Products).” Consideration given to customers and consumers related to sales incentives is recorded as a reduction of sales. Changes in the estimated amount of incentives to be paid are treated as changes in estimates and are recognized in the period of change.

SHIPPING AND HANDLING FEES AND COSTS - Shipping and handling fees billed to customers are included in net sales. Shipping and handling costs are recorded in cost of sales.

LEASES - The company leases land and fixed assets for use in operations. The company’s leases are evaluated at inception or at any subsequent material modification and, depending on the lease terms, are classified as either capital leases or operating leases, as appropriate under Statement of Financial Accounting Standards (“SFAS”) No. 13, “Accounting for Leases.” For operating leases that contain built-in pre-determined rent escalations, rent holidays or rent concessions, rent expense is recognized on a straight-line basis over the life of the lease.

STOCK-BASED COMPENSATION—Effective January 1, 2003, on a prospective basis, the company began using the fair value method under

SFAS No. 123, “Accounting for Stock-Based Compensation,” to recognize stock option expense in its results of operations for new stock options granted on or after January 1, 2003. Prior to January 1, 2003, the company accounted for stock options using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” The company also grants restricted stock awards. Fair value of the option and stock awards are determined at the grant date and expensed over the vesting period of the award, including those awards granted to retirement-eligible employees subject to accelerated vesting. With the adoption of SFAS 123R discussed below, for awards granted on or after January 1, 2006 to retirement-eligible employees, the company will recognize stock-based compensation expense over the period from the grant date to the date the employee is no longer required to provide service to earn the award. With respect to stock appreciation rights (“SARs”), the company records expense over the life of the SARs to the extent that the price of the underlying stock is greater than the stated price of the SAR.

The table below illustrates the effect of stock compensation expense on all periods as if the company had always applied the fair value method:

(In thousands, except per share amounts)	2005	2004	2003
Income before stock compensation expense	$140,152	$65,792	$102,103
Stock compensation expense included in net income (1)	(8,712)	(10,390)	(2,897)

Net income	131,440	55,402	99,206
Pro forma stock compensation expense (2)	(6,052)	(6,657)	(7,452)

Pro forma net income	$125,388	$48,745	$91,754

Basic earnings per common share:
Income before stock compensation expense	$3.37	$1.62	$2.55
Stock compensation expense included in net income	(0.21)	(0.26)	(0.07)

Net income	3.16	1.36	2.48
Pro forma stock compensation expense (2)	(0.15)	(0.16)	(0.19)

Pro forma net income	$3.01	$1.20	$2.29

Diluted earnings per common share:
Income before stock compensation expense	$3.11	$1.58	$2.53
Stock compensation expense included in net income	(0.19)	(0.25)	(0.07)

Net income	2.92	1.33	2.46
Pro forma stock compensation expense (2)	(0.14)	(0.16)	(0.19)

Pro forma net income	$2.78	$1.17	$2.27

(1)	Represents expense from stock options of $1.2 million, $4.6 million and $1.3 million in 2005, 2004 and 2003, respectively. Also represents expense from restricted stock awards of $7.5 million, $5.8 million and $1.6 million in 2005, 2004 and 2003, respectively. Expense for 2004 includes a charge of $3.6 million for awards granted to the company’s former chairman and chief executive officer that vested upon his retirement as chairman on May 25, 2004.
(2)	Represents the additional amount of stock compensation expense that would have been included in net income had the company applied the fair value method under SFAS No. 123 for awards issued prior to 2003, when the company first began expensing options.

INCOME TAXES – The company is subject to income taxes in both the United States and numerous foreign jurisdictions. Income tax expense (benefit) is provided for using the asset and liability method. Deferred income taxes are recognized at currently enacted tax rates for the expected future tax consequences attributable to temporary differences between amounts reported for income tax purposes and financial reporting purposes. Deferred taxes are not provided on the undistributed earnings of subsidiaries operating outside the U.S. that have been permanently reinvested. The company records an appropriate valuation allowance to reduce deferred tax assets to the amount that is “more likely than not” to be realized. The company establishes reserves for tax-related uncertainties based on the estimates of whether, and the extent to which, additional taxes and interest will be due. The provision for income taxes includes the impact of reserve provisions and changes to the reserves that are considered appropriate, as well as the related net interest.

EARNINGS PER SHARE - Basic earnings per share is calculated on the basis of the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated on the basis of the sum of the weighted average number of common shares outstanding during the year and the dilutive effect of the assumed conversion to common stock from the exercise or vesting of options, warrants and restricted stock using the treasury stock method. The assumed conversion to common stock of securities that would, on an individual basis, have an anti-dilutive effect on diluted earnings per share is not included in the diluted earnings per share computation.

FOREIGN EXCHANGE AND HEDGING - Chiquita utilizes the U.S. dollar as its functional currency, except for its Atlanta AG operations and operations in France, which use the euro as their functional currency.

The company recognizes all derivatives on the balance sheet at fair value and recognizes the resulting gains or losses as adjustments to net income if the derivative does not qualify for hedge accounting or other comprehensive income (“OCI”) if the derivative does qualify for hedge accounting.

The company is exposed to currency exchange risk on foreign sales and price risk on purchases of fuel oil used in the company’s ships. The company reduces these exposures by purchasing option and forward contracts. These options and forwards qualify for hedge accounting as cash flow hedges. The company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. To the extent that these hedges are effective in offsetting the company’s underlying risk exposure, gains and losses are deferred in accumulated OCI until the underlying transaction is recognized in net income. Gains or losses on effective hedges that have been terminated prior to maturity are also deferred in accumulated OCI until the underlying transaction is recognized in net income. For the ineffective portion of the hedge, gains or losses are reflected in net income in the current period. The earnings impact of the option and forward contracts is recorded in net sales for currency hedges, and in cost of sales for fuel oil hedges. The company does not hold or issue derivative financial instruments for speculative purposes. See Note 9 for additional discussion of the company’s hedging activities.

NEW ACCOUNTING PRONOUNCEMENTS - In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” The approach to accounting for share-based payments in SFAS 123R is similar to the approach described in the original statement; however, SFAS 123R requires all share-based payments to be recognized in the financial statements based on their fair values.

The company adopted SFAS 123R on January 1, 2006. The company has been recognizing expense in its results of operations for stock options granted on or after January 1, 2003. For grants prior to that date (the “2002 Grants”), the expense has been included in pro forma disclosures rather than the

Consolidated Statement of Income. The 2002 Grants are fully vested as of January 1, 2006 and, as a result, SFAS 123R will not have an impact on pre-tax income as it relates to the 2002 Grants. The company does not anticipate that the adoption of SFAS 123R will have a material impact on net income.

Note 2 - Acquisitions

Acquisition of Fresh Express

On June 28, 2005, the company completed its acquisition of the Fresh Express packaged salad and fresh-cut fruit division of Performance Food Group (“PFG”). Fresh Express is the retail market leader of value-added packaged salads in the United States. The acquisition will increase Chiquita’s consolidated annual revenues by about $1 billion. The company believes that this acquisition diversifies its business, accelerates revenue growth in higher margin value-added products, and provides a more balanced mix of sales between Europe and North America, which will make the company less susceptible to risks unique to Europe, such as recent changes to the European Union banana import regime and foreign exchange risk.

The company paid PFG $855 million in consideration and incurred transaction expenses of $8 million. In addition, subject to certain post-closing adjustments, the company transferred $28 million to PFG primarily corresponding to the estimated amount of cash at Fresh Express and outstanding checks (issued by PFG in payment of Fresh Express obligations) in excess of deposits. Additionally, the company incurred approximately $24 million of fees related to the financing of the acquisition, which are not included in the purchase price allocation below and will be amortized over the effective life of the respective loans, with debt prepayments resulting in accelerated amortization. The total payments were funded with $775 million in debt and $140 million in cash.

The purchase price allocation for this transaction is still preliminary. The company recorded the following values for the identifiable tangible and intangible assets and liabilities of Fresh Express (in millions):

Fair value of fixed assets acquired	$215
Intangible assets subject to amortization	170
Intangible assets not subject to amortization	62
Other assets	122
Deferred tax effect of acquisition	(111)
Fair value of liabilities acquired	(94)
Goodwill	535

$899

The fair value of fixed assets and intangible assets acquired is based on independent appraisals. The other assets and liabilities, which primarily represent trade receivables, trade payables and accrued liabilities, are based on historical values and are assumed to be stated at fair market values. Goodwill represents the excess purchase price above the fair market value of the identifiable tangible and intangible assets and liabilities acquired.

The following table presents detail of Fresh Express’s intangible assets as of the date of acquisition:

	Fair value	Amortization period	Valuation method

Intangible assets subject to amortization:
Customer relationships	$110 million	16 to 20 years	Excess earnings
Patented technology	$60 million	5 to 17 years	Relief-from-royalty

Intangible assets not subject to amortization:
Trademarks	$62 million	—	Relief-from-royalty

The excess earnings method estimates the present value of future cash flows attributable to the company’s customer base and requires estimates of the expected future earnings and remaining useful lives of the customer relationships.

The relief-from-royalty valuation method estimates the royalty expense that could be avoided in the operating business as a result of owning the respective asset or technology. The royalty savings are measured, tax-affected and, thereafter, converted to present value with a discount rate that considers the risk associated with owning the intangible assets.

The following table presents the significant assumptions used to value Fresh Express’s intangible assets as of the date of acquisition:

	Customer Relationships	Patented Technology	Fresh Express Trademarks
Valuation methodology	Excess earnings	Relief-from-Royalty	Relief-from-Royalty
Earnings growth rate	3%	n/a	n/a
Revenue growth rate	n/a	6-7%	4-6%
Discount rate	15%	12%	13%
Royalty rate	n/a	2%	1%
Income tax rate	37%	37%	37%
Weighted average remaining life	19 years	16 years	Indefinite

Actual results may differ from the assumptions used. The assumptions about future cash flows were based on certain projections and long-term plans. Discount rate assumptions represent the inherent risk in intangible assets compared with the company’s weighted average cost of capital using guideline companies in similar lines of business. Royalty rate assumptions are based on the rates at which similar intangibles are being licensed in the marketplace. Income tax rate assumptions are based on the effective tax rates of guideline companies in similar lines of business.

Amortization expense of intangible assets totaled $5 million in 2005, all subsequent to the acquisition date of June 28, 2005. The estimated amortization expense in each of the next five years associated with the intangible assets acquired is as follows:

(In thousands)	Amount
2006	$9,823
2007	9,823
2008	9,823
2009	9,823
2010	9,373

The company has recorded approximately $111 million of deferred tax liabilities, related to the consolidated differences in the basis between book and tax tangible and intangible assets existing immediately after the transaction. Additionally, approximately $85 million of Fresh Express goodwill is expected to be tax deductible in the future.

Contemporaneous with the completion of the acquisition, the company started preparing a formal integration plan. Management’s plans are preliminary but include exiting or consolidating certain activities of Fresh Express and include costs such as lease and contract termination, severance and certain other exit costs. Upon completion of a formal consolidation plan authorized by appropriate executives, the company anticipates that expenses to fully execute the plan will total $5 to $15 million and will be recorded as additional purchase price of the acquisition in accordance with Emerging Issues Task Force Bulletin 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination.”

As one component of the integration plan, the company closed processing facilities in Manteno, Illinois and Kansas City, Missouri as part of a supply chain optimization plan. This plan is expected to eliminate redundancies in fresh-cut fruit processing capacity in the Midwestern United States, improve plant utilization and reduce costs. As a result of the closure of the pre-acquisition Chiquita plant at Manteno, the company incurred a mostly non-cash charge of $6 million in the fourth quarter of 2005. These costs were primarily included in cost of sales in the Consolidated Statement of Income. An additional charge of approximately $2 million, primarily for noncancelable lease obligations, will be recorded in the first quarter of 2006. The closure of the pre-acquisition Fresh Express plant at Kansas City resulted in a $5 million increase to goodwill through purchase price accounting. Substantially all of this adjustment was non-cash and related to asset disposals.

Starting with the June 28, 2005 acquisition date, the company’s Consolidated Statement of Income includes the operations of Fresh Express, and interest expense on the acquisition financing.

Set forth below is summary consolidated pro forma information for the company, giving effect to the acquisition of Fresh Express as though it had been completed on the first day of each period presented. The summary consolidated pro forma information below is based on the preliminary purchase price allocation, and does not reflect any adjustments related to integration synergies or certain expenses previously allocated to Fresh Express by PFG.

(In millions, except per share amounts)	2005	2004
Net sales	$4,421.4	$4,060.5
Net income	125.1	32.3
Earnings per share - basic	$3.01	$0.79
Earnings per share - diluted	2.78	0.77

Other Acquisitions

Darex

In January 2005, the company acquired Darex S.A., a distributor of bananas in Poland, for approximately $5 million in cash, assumption of approximately $5 million of debt and forgiveness of certain receivables. Darex has approximately $50 million in annual sales, about 30% of which are made to other Chiquita subsidiaries.

German Distributor

On March 27, 2003, the company acquired the remaining equity interests in Scipio GmbH & Co., a German limited partnership that owned Atlanta AG and its subsidiaries (collectively, “Atlanta”). Atlanta is the primary distributor of Chiquita products in Germany and Austria and had been the company’s largest customer in Europe for many years. Prior to the acquisition, Atlanta was an investment accounted for under the equity method.

Starting with the second quarter of 2003, Atlanta’s results were fully consolidated in Chiquita’s financial statements. In 2005, Atlanta’s operating income was $14 million. In 2004, Atlanta’s operating income was $7 million, which included $5 million of charges related to sales and write-downs of investments, severance and other costs. For the nine months ended December 31, 2003, Atlanta’s operating loss was $8 million, which included $13 million of charges comprised of (i) non-cash losses of $8 million on sales and write-downs of investments that were expensed to cost of sales as incurred and (ii) $5 million of severance and other costs that were primarily included in selling, general and administrative expenses and substantially paid by the end of the respective year. Approximately two-thirds of the charges were associated with the Fresh Select segment, and the remainder was related to the Banana segment.

Atlanta’s first quarter 2003 net loss of $4 million, which was primarily due to severance costs and asset write-downs, was included in “Equity in earnings of investees” because Atlanta was an investment accounted for under the equity method prior to the March 27, 2003 acquisition.

Note 3 - Discontinued Operations and Divestitures

Discontinued Operations

The results of Chiquita Processed Foods (“CPF”), several former Atlanta subsidiaries and Progressive Produce Corporation (“Progressive”), all of which have been sold, are included as discontinued operations in the Consolidated Financial Statements for all periods presented in which they were owned.

In May 2003, the company sold CPF to Seneca Foods Corporation for $110 million in cash and approximately 968,000 shares of Seneca preferred stock, convertible into an equal number of shares of Seneca Common Stock Class A, which was recorded at its estimated fair value of $13 million on the sale date. Seneca also assumed CPF debt, which was $61 million on the sale date. The company recognized a $9 million gain on the transaction, and the gain is included in discontinued operations for 2003. CPF had a loss from operations of $5 million during 2003.

In April 2003, the company sold a port operation of Atlanta for approximately $10 million in cash, resulting in a gain of $3 million. Also in 2003, the company sold or agreed to sell certain other Atlanta operations, including Atlanta fresh produce operations in Italy and France, for losses totaling $4 million. Goodwill write-offs included in these amounts were $5 million.

In January 2003, the company sold Progressive, a California-based distributor of potatoes and onions, for approximately $7 million in cash. A $2 million gain on this sale was recognized in discontinued operations in 2003.

The following financial results of the Atlanta operations, Progressive and CPF are included as discontinued operations in the Consolidated Financial Statements through their dates of disposition in 2003. Income from discontinued operations presented below includes interest expense of $2 million in 2003 on debt assumed by the buyers.

(In thousands)	2005	2004	2003
Net sales	$—	$—	$156,286

Loss from operations	$—	$—	$(6,161)
Gain on disposal	—	—	9,504

Income from discontinued operations	$—	$—	$3,343

Other Divestitures

Colombian Division

In June 2004, the company sold its former banana-producing and port operations in Colombia to Invesmar Ltd. (“Invesmar”), the holding company of C.I. Banacol S.A., a Colombian-based producer and exporter of bananas and other fresh products.

In exchange for the Colombian operations, the company received $28.5 million in cash; $15 million face amount of notes and deferred payments; and the assumption by the buyer of approximately $7 million of pension liabilities.

In connection with the Colombian sale, Chiquita entered into eight-year agreements to purchase bananas and pineapples from affiliates of the buyer. Under the banana purchase agreement, Chiquita purchases approximately 11 million boxes of Colombian bananas per year at above-market prices. This resulted in a liability of $33 million at the sale date ($29 million at December 31, 2005), which represented the estimated net present value of the above-market premium to be paid for the purchase of bananas over the term of the contract. Substantially all of this liability is included in “Other liabilities” in the Consolidated Balance Sheet. Under the pineapple purchase agreement, Chiquita purchases approximately 2.5 million boxes of Costa Rican golden pineapples per year at below-market prices. This resulted in a receivable of $25 million at the sale date ($23 million at December 31, 2005), which represented the estimated net present value of the discount to be received for the purchase of pineapples over the term of the contract. Substantially all of this receivable is included in “Investments and other assets, net” in the Consolidated Balance Sheet.

Also in connection with the Colombian sale, Chiquita agreed that, in the event that it becomes unable to perform its obligations under the banana purchase agreement due to a conflict with U.S. law, Chiquita will indemnify Invesmar primarily for the lost premium on the banana purchases.

The net book value of the assets and liabilities transferred in the Colombian transaction was $36 million, primarily comprised of $25 million of property, plant and equipment; $19 million of growing crop inventory; $5 million of materials and supplies inventory; $6 million of deferred tax liabilities; and $7 million of pension liabilities. The company recognized a before-tax loss of $9 million and an after-tax loss of $4 million on the transaction, which take into account the net $8 million loss from the two long-term fruit purchase agreements.

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

Seneca Stock

In April 2005, the company received proceeds of approximately $14 million from the sale of Seneca preferred stock and recorded a $1 million gain on the transaction in the 2005 second quarter in “Other income (expense), net.”

Equity Method Investments

The company recorded a net gain on the sale of equity method investments of $17 million in 2003 (see Note 8).

Note 4 - Earnings Per Share

Basic and diluted earnings per common share (“EPS”) are calculated as follows:

(In thousands, except per share amounts)	2005	2004	2003
Income from continuing operations	$131,440	$55,402	$95,863
Discontinued operations	—	—	3,343

Net income	$131,440	$55,402	$99,206

Weighted average common shares outstanding
(used to calculate basic EPS)	41,601	40,694	39,989
Stock options, warrants and other stock awards	3,470	1,047	410

Shares used to calculate diluted EPS	45,071	41,741	40,399

Basic earnings per common share:
Continuing operations	$3.16	$1.36	$2.40
Discontinued operations	—	—	0.08

Net income	$3.16	$1.36	$2.48

Diluted earnings per common share:
Continuing operations	$2.92	$1.33	$2.38
Discontinued operations	—	—	0.08

Net income	$2.92	$1.33	$2.46

The assumed conversions to common stock of the company’s outstanding warrants, stock options and other stock awards, are excluded from the diluted EPS computations for periods in which these items, on an individual basis, have an anti-dilutive effect on diluted EPS.

Note 5 - Inventories

Inventories consist of the following:

	December 31,
(In thousands)	2005	2004
Bananas	$41,589	$35,757
Salads	9,954	—
Other fresh produce	12,567	14,226
Processed food products	8,511	8,870
Growing crops	100,658	80,882
Materials, supplies and other	67,217	47,338

	$240,496	$187,073

The carrying value of inventories valued by the LIFO method was approximately $89 million at December 31, 2005 and $87 million at December 31, 2004. At current costs, these inventories would have been approximately $11 million and $7 million higher than the LIFO values at December 31, 2005 and 2004, respectively.

Note 6 - Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,
(In thousands)	2005	2004
Land	$54,734	$26,184
Buildings and improvements	179,231	142,022
Machinery, equipment and other	345,525	199,126
Ships and containers	171,714	173,473
Cultivations	44,827	46,910

	796,031	587,715
Accumulated depreciation	(203,948)	(168,114)

	$592,083	$419,601

Note 7 - Leases

Total rental expense consists of the following:

(In thousands)	2005	2004	2003
Gross rentals
Ships and containers	$90,279	$64,707	$69,682
Other	43,400	30,874	28,317

	133,679	95,581	97,999
Sublease rentals	(3,390)	(804)	(807)

	$130,289	$94,777	$97,192

In January 2003, the company paid $14 million to exercise the purchase option on a ship that had previously been under an operating lease. No other purchase options exist on ships under operating leases.

Future minimum rental payments required under operating leases having initial or remaining non-cancelable lease terms in excess of one year at December 31, 2005 are as follows:

(In thousands)	Ships and containers	Other	Total

2006	$52,773	$38,515	$91,288
2007	49,438	26,183	75,621
2008	5,094	20,121	25,215
2009	4,101	12,198	16,299
2010	275	10,691	10,966
Later years	421	46,355	46,776

Portions of the minimum rental payments for ships constitute reimbursement for ship operating costs paid by the lessor.

Note 8 - Equity Method Investments

The following information relates to all company investments accounted for using the equity method, including Atlanta through the date of its acquisition in March 2003 (see Note 2). Chiquita’s share of the income of these affiliates, excluding gains and losses on the sales of the investments, was $1 million in 2005, $11 million in 2004 and $8 million in 2003, and its investment in these companies totaled $41 million at December 31, 2005 and $42 million at December 31, 2004. The company’s share of undistributed earnings from equity method investments totaled $29 million at December 31, 2005 and $28 million at December 31, 2004. The company’s carrying value of equity method investments held at December 31, 2005 and December 31, 2004 was approximately $21 million less than the company’s proportionate share of the investees’ underlying net assets. The amount associated with the property, plant and equipment of the underlying investees was not significant.

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

Because of the reduction in ownership of CBSP in 2003, the company no longer has significant influence over the operating and financial policies of CBSP. As such, the company no longer uses the equity method of accounting for this investment. These publicly-traded CBSP shares are considered “available-for-sale” securities under SFAS No. 115. Such securities are reported at fair value, with unrealized gains or losses excluded from net income and included in other comprehensive income. At December 31, 2005, the CBSP shares had a market value of $7 million.

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

The company has investments in a number of companies (collectively, the “Chiquita-Unifrutti JV”) that purchase and produce bananas and pineapples in the Philippines and market and distribute these products in Japan and other parts of Asia. The Chiquita-Unifrutti JV is 50%-owned by Chiquita. Following the 2003 dispositions described above, the investment in Chiquita-Unifrutti JV comprises the majority of the company’s equity method investment balance at December 31, 2005 and December 31, 2004.

Summarized unaudited financial information of the Chiquita-Unifrutti JV and other equity method investments owned by the company at December 31, 2005 follows:

(In thousands)	2005	2004	2003
Revenue	$568,117	$501,704	$436,049
Gross profit	54,085	66,115	55,364
Net income	1,170	22,006	17,411

	December 31,
(In thousands)	2005	2004
Current assets	$100,577	$102,720
Total assets	199,846	175,779
Current liabilities	62,402	41,647
Total liabilities	73,841	50,221

Sales by Chiquita to equity method investees were approximately $20 million in 2005, $15 million in 2004 and $120 million for 2003. The decrease in 2004 occurred as a result of the acquisition of Atlanta in March 2003. There were no purchases from equity method investees in 2005 and 2004, and purchases were approximately $20 million for 2003. Receivable amounts from equity method investees were not significant at December 31, 2005 and 2004.

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

Currency hedging costs charged to the Consolidated Statement of Income were $8 million in 2005 and $30 million in 2004. These costs reduced the favorable impact of the exchange rate on U.S. dollar realizations of euro-denominated sales. At December 31, 2005, unrealized losses of $5 million on the company’s euro put-option contracts were included in “Accumulated other comprehensive income,” substantially all of which is expected to be reclassified to net income during the next 12 months. Unrealized gains of $16 million on the fuel forward contracts were also included in “Accumulated other comprehensive income,” of which $12 million is expected to be reclassified to net income during the next 12 months.

At December 31, 2005, the company’s hedge portfolio was comprised of the following:

Hedge Instrument	Notional Amount	Average Rate/Price	Settlement Year

Currency Hedges
Euro Put Options	€385 million	$1.19 /	€2006
Euro Put Options	€175 million	$1.20 /	€2007

Fuel Hedges
3.5% Rotterdam Barge
Fuel Oil Forward Contracts	115,000 mt	$164 / mt	2006
Fuel Oil Forward Contracts	65,000 mt	$243 / mt	2007
Singapore/New York Harbor
Fuel Oil Forward Contracts	25,000 mt	$191 / mt	2006
Fuel Oil Forward Contracts	15,000 mt	$280 / mt	2007

At December 31, 2005, the fair value of the foreign currency option and fuel oil forward contracts was $38 million, $26 million of which was included in “Other current assets” and $12 million in “Investments and other assets, net.” During 2005, the change in the fair value of the fuel oil forward contracts relating to hedge ineffectiveness, and included in net income, was $3 million.

The carrying values and estimated fair values of the company’s debt, fuel oil contracts and foreign currency option and zero-cost collar contracts are summarized below:

	December 31, 2005		December 31, 2004
(Assets (liabilities), in thousands)	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Parent company debt
7 1/2% Senior Notes	$(250,000)	$(220,000)	$(250,000)	$(253,000)
8 7/8% Senior Notes	(225,000)	(210,000)	—	—
Subsidiary debt
Term Loan B	(24,588)	(25,000)	—	—
Term Loan C	(373,125)	(376,000)	—	—
Other	(124,395)	(124,300)	(99,467)	(100,000)
Fuel oil forward contracts	19,150	19,150	1,139	1,139
Foreign currency option contracts	18,603	18,603	4,836	4,836
Foreign currency zero-cost collars	—	—	(681)	(681)

The fair value of the company’s publicly-traded debt is based on quoted market prices. The term loans are traded between institutional investors on the secondary loan market, and the fair values of the term loans are based on the last available trading price. Fair values for the foreign currency option and zero-cost collar contracts, and fuel oil contracts are based on estimated amounts that the company would pay or receive upon termination of the contracts at December 31, 2005 and 2004. Fair value for other debt is estimated based on the current rates offered to the company for debt of similar maturities.

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

Excluding the effect of the company’s foreign currency option and zero-cost collar contracts, net foreign exchange gains (losses) were $(21) million in 2005 and $8 million in each of 2004 and 2003.

Note 10 - Debt

Long-term debt consists of the following:

	December 31,
(In thousands)	2005	2004
Parent Company
7 1/2% Senior Notes, due 2014	$250,000	$250,000
8 7/8% Senior Notes, due 2015	225,000	—

Long-term debt of parent company	$475,000	$250,000

Subsidiaries
Loans secured by ships, due in installments from 2006 to 2012
- average interest rate of 4.5% (4.9% in 2004)	$111,413	$82,617
Loans secured by substantially all U.S. assets, due in installments from 2006 to 2012
- variable interest rate of 6.2%	397,713	—
Other loans	2,382	5,630
Less current maturities	(20,609)	(22,981)

Long-term debt of subsidiaries	$490,899	$65,266

Maturities on subsidiary long-term debt during the next five years are as follows:

(In thousands)
2006	$20,609
2007	21,667
2008	20,139
2009	21,372
2010	19,253

On June 28, 2005, the company and Chiquita Brands L.L.C. (“CBL”), the main operating subsidiary of the company, entered into an amended and restated credit agreement (the “Credit Agreement”) with a syndicate of bank lenders for a $650 million senior secured credit facility (the “CBL Facility”) that replaced the credit agreement entered into by CBL in January 2005. Total fees of approximately $18 million were paid to obtain the CBL Facility. The CBL Facility consists of:

•	A five-year $150 million revolving credit facility (the “Revolving Credit Facility”) which may be increased to $200 million under certain conditions. At December 31, 2005, no borrowings were outstanding; however, $26 million of credit availability was used to support issued letters of credit. The Revolving Credit Facility bears interest at LIBOR plus a margin of 1.25% to 2.75% and CBL is required to pay a fee on the daily unused portion of the Revolving Credit Facility of 0.25% to 0.50% per annum, depending in each case on the company’s consolidated leverage ratio; and

•	Two seven-year term loans, one for $125 million (the “Term Loan B”) and one for $375 million (the “Term Loan C”) (collectively, the “Term Loans”), the proceeds of which were used to finance a portion of the acquisition of Fresh Express. At December 31, 2005, $25 million was outstanding under the Term Loan B and $373 million was outstanding under the Term Loan C. The company made $100 million of principal prepayments on the Term Loan B in 2005. The Term Loans cannot be re-borrowed and each requires quarterly payments, which began in September 2005, amounting to 1% per year of the initial principal amount, less any prepayments, for the first six years with the remaining balance to be paid quarterly in the seventh year. In November 2005, the CBL Facility was amended to lower the interest rate on the Term Loans. The Term Loans bear interest at LIBOR plus a margin of 2.00% to 2.25%, depending on the company’s consolidated leverage ratio. At December 31, 2005, the interest rate on the Term Loans was LIBOR plus 2.00%.

Substantially all U.S. assets of CBL and its subsidiaries are pledged to secure the CBL Facility. The Revolving Credit Facility and Term Loan B are principally secured by the U.S. assets of CBL and its subsidiaries other than Fresh Express and its subsidiaries. The Term Loan C is principally secured by the assets of Fresh Express and its subsidiaries. The CBL Facility is also secured by liens on CBL’s trademarks as well as pledges of equity and guarantees by various subsidiaries worldwide. The CBL Facility is guaranteed by CBII and secured by a pledge of CBL’s equity.

Under the Credit Agreement, CBL may distribute cash to CBII for routine CBII operating expenses, interest payments on CBII’s 7 1/2% and 8 7/8% Senior Notes and payment of other limited CBII liabilities. Certain liquidity tests must be met prior to distributions to CBII for other purposes, such as dividend payments to Chiquita shareholders and repurchases of CBII’s common stock, warrants and senior notes; at December 31, 2005, distributions to CBII for these other purposes were limited to approximately $64 million. The Credit Facility includes covenants that require the company and CBL and its subsidiaries, respectively, to maintain certain financial ratios related to leverage and fixed charge coverage and that place limitations on the ability of CBL and its subsidiaries to incur debt, create liens, dispose of assets, carry out mergers and acquisitions, and make investments and capital expenditures.

On June 28, 2005, the company issued $225 million of 8 7/8% Senior Notes due 2015, for net proceeds of $219 million. The proceeds were used to finance a portion of the acquisition of Fresh Express. The 8 7/8% Senior Notes are callable on or after June 1, 2010, in whole or from time to time in part, at 104.438% of face value declining to face value in 2013. Before June 1, 2010, the company may redeem some or all of the 8 7/8% Senior Notes at a specified treasury make-whole rate. In addition, before June 1, 2008, the company may redeem up to 35% of the notes at a redemption price of 108.75% of their principal amount using proceeds from sales of certain kinds of company stock.

In September 2004, the company issued $250 million principal amount of 7 1/2% Senior Notes due 2014 for net proceeds of $246 million. The proceeds from this offering, together with available cash, were used to repurchase and redeem the company’s 10.56% Senior Notes due 2009. As a result of the premiums associated with the repurchase of the 10.56% Senior Notes, the company recognized a $22 million loss in the 2004 third quarter, which is included in “Other income (expense), net” on the Consolidated Statement of Income.

The 7 1/2% Senior Notes are callable on or after November 1, 2009, in whole or from time to time in part, at 103.75% of face value declining to face value in 2012. Before November 1, 2009, the company may redeem some or all of the 7 1/2% Senior Notes at a specified treasury make-whole rate. In addition, before November 1, 2007, the company may redeem up to 35% of the notes at a redemption price of 107.5% of their principal amount using proceeds from sales of certain kinds of company stock.

The indentures for the 7 1/2% and 8 7/8% Senior Notes contain covenants that limit the ability of the company and its subsidiaries to incur debt and issue preferred stock, dispose of assets, make investments, pay dividends or make distributions in respect of the company’s capital stock, create liens, merge or consolidate, issue or sell stock of subsidiaries, enter into transactions with certain stockholders or affiliates, and guarantee company debt.

In April 2005, Great White Fleet Ltd. (“GWF”), the company’s shipping subsidiary, entered into a seven-year secured revolving credit facility for $80 million (the “GWF Facility”). The full proceeds from this facility were drawn, of which approximately $30 million was used to exercise buyout options under then-existing capital leases for four vessels, and approximately $50 million was used to finance a portion of the acquisition of Fresh Express. The loan requires GWF to maintain certain financial covenants related to tangible net worth and total debt ratios.

The GWF Facility requires 13 consecutive semi-annual principal payments of approximately $4 million each, which began in October 2005, plus a balloon payment at the end of the seven-year term. These semi-annual principal payments represent a corresponding reduction in the availability of funds under the GWF Facility. Amounts available under the GWF Facility may be borrowed, repaid and re-borrowed prior to the final maturity date, subject to the semi-annual payments and corresponding reductions in availability. GWF may elect to draw parts of or the entire amount of credit available in either U.S. dollars or euro, at interest rates of LIBOR plus 1.25% for dollar loans and EURIBOR plus 1.25% for euro loans.

The company’s loans secured by its shipping assets are comprised of the following: (i) $56 million are euro denominated with variable rates based on prevailing EURIBOR rates; (ii) $21 million are U.S. dollar denominated with average fixed rates of 5.4%; (iii) $18 million are U.S. dollar denominated with variable rates based on prevailing LIBOR rates; and (iv) the remaining $16 million are euro denominated with average fixed interest rates of 5.5%. Euro denominated loans hedge against the potential balance sheet translation impact of the company’s euro net asset exposure.

A subsidiary of the company has a €25 million uncommitted credit line for bank guarantees and a €17 million committed credit line for bank guarantees to be used primarily to guarantee the company’s payments for licenses used to import bananas into European Union countries. At December 31, 2005, the bank counterparties had provided €27 million of guarantees under these lines. At January 31, 2006, the amount of guarantees had declined to €19 million, and the company expects this amount will continue to decline as a result of the reduction in license requirements (see Note 17).

The company also borrows funds on a short-term basis. The average interest rates for all short-term notes and loans payable outstanding were 3.4% at December 31, 2005 and 3.9% at December 31, 2004.

Cash payments relating to interest expense were $60 million in 2005, $42 million in 2004 and $43 million in 2003.

Note 11 - Pension and Severance Benefits

The company and its subsidiaries have several defined benefit and defined contribution pension plans covering domestic and foreign employees and have severance plans covering Central American employees. Pension plans covering eligible salaried and hourly employees and Central American severance plans for all employees call for benefits to be based upon years of service and compensation rates. The company uses a December 31 measurement date for all of its plans.

Pension and severance expense consists of the following:

	Domestic Plans
(In thousands)	2005	2004	2003
Defined benefit and severance plans:
Service cost	$444	$431	$339
Interest on projected benefit obligation	1,509	1,529	1,551
Expected return on plan assets	(1,667)	(1,622)	(1,590)
Recognized actuarial loss	234	133	—

	520	471	300
Defined contribution plans	5,933	2,803	2,700

Total pension and severance plan expense	$6,453	$3,274	$3,000

	Foreign Plans
(In thousands)	2005	2004	2003
Defined benefit and severance plans:
Service cost	$4,182	$4,341	$4,027
Interest on projected benefit obligation	4,308	4,562	5,779
Expected return on plan assets	(289)	(384)	(762)
Recognized actuarial (gain) loss	(194)	1,567	(718)
Amortization of prior service cost	933	717	551

	8,940	10,803	8,877
Curtailment loss (gain)	625	—	(4,943)
Settlement gain	(1,669)	(573)	(3,010)

	7,896	10,230	924
Defined contribution plans	403	384	466

Total pension and severance plan expense	$8,299	$10,614	$1,390

The company’s pension and severance benefit obligations relate primarily to Central American benefits which, in accordance with local government regulations, are generally not funded until benefits are paid. Domestic pension plans are funded in accordance with the requirements of the Employee Retirement Income Security Act.

The increase in expense in 2005 for the domestic defined contribution plan was due to the acquisition of Fresh Express.

Financial information with respect to the company’s domestic and foreign defined benefit pension and severance plans is as follows:

	Domestic Plans
	Year Ended December 31,
(In thousands)	2005	2004
Fair value of plan assets at beginning of year	$21,866	$21,518
Actual return on plan assets	608	1,610
Employer contributions	1,424	614
Benefits paid	(1,926)	(1,876)

Fair value of plan assets at end of year	$21,972	$21,866

Projected benefit obligation at beginning of year	$27,155	$25,702
Service and interest cost	1,953	1,960
Actuarial loss	253	1,369
Benefits paid	(1,926)	(1,876)

Projected benefit obligation at end of year	$27,435	$27,155

Plan assets less than projected benefit obligation	$(5,463)	$(5,289)
Unrecognized actuarial loss	4,776	3,698
Adjustment to recognize minimum pension and severance liability	(4,392)	(3,329)

Accrued pension and severance plan liability	$(5,079)	$(4,920)

	Foreign Plans
	Year Ended December 31,
(In thousands)	2005	2004
Fair value of plan assets at beginning of year	$9,676	$9,470
Actual return on plan assets	89	251
Employer contributions	10,393	12,409
Benefits paid	(10,845)	(12,923)
Foreign exchange	(806)	469

Fair value of plan assets at end of year	$8,507	$9,676

Projected benefit obligation at beginning of year	$55,260	$61,030
Service and interest cost	8,490	8,903
Actuarial loss	2,095	3,060
Benefits paid	(10,845)	(12,923)
Amendments	—	2,249
Curtailment loss	21	—
Foreign exchange	(2,647)	1,355
Sale of Colombian division	—	(8,414)

Projected benefit obligation at end of year	$52,374	$55,260

Plan assets less than projected benefit obligation	$(43,867)	$(45,584)
Unrecognized actuarial loss (gain)	1,862	(1,446)
Unrecognized prior service cost	1,802	3,183
Adjustment to recognize minimum pension and severance liability	(7,232)	(5,663)

Accrued pension and severance plan liability	$(47,435)	$(49,510)

The accumulated benefit obligation was $74 million and $76 million as of December 31, 2005 and December 31, 2004, respectively.

As a result of significant flooding to the company’s farms in Panama and Honduras during 2005, the company terminated a significant number of employees and recognized a net curtailment and settlement gain of $1 million related to Central American employee benefit plans.

In June 2004, the company sold its former banana-producing and port operations in Colombia (see Note 3). As part of the sale, the buyer assumed approximately $7 million of pension liabilities.

In connection with the sale of the Armuelles banana production division in 2003 (see Note 3), the company paid severance amounts of $17 million to the workers of this division, and recognized curtailment and settlement gains of $7 million, which were included in the $21 million gain on sale of Armuelles division in the Consolidated Statement of Income.

The following weighted-average assumptions were used to determine the projected benefit obligations for the company’s domestic pension plans and foreign pension and severance plans:

	Domestic Plans		Foreign Plans
	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004
Discount rate	5.50%	5.75%	8.00%	8.25%
Long-term rate of compensation increase	5.00%	5.00%	4.50%	4.50%
Long-term rate of return on plan assets	8.00%	8.00%	3.25%	4.00%

The company’s long-term rate of return on plan assets is based on the strategic asset allocation and future expected returns on plan assets.

The weighted-average asset allocations of the company’s domestic pension plans and foreign pension and severance plans by asset category are as follows:

	Domestic Plans		Foreign Plans
	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004
Asset Category
Equity securities	74%	73%	—	—
Fixed income securities	24%	24%	62%	67%
Cash and equivalents	2%	3%	38%	33%

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

The company expects to contribute $2 million to its domestic pension plans and $9 million to its foreign pension and severance plans in 2006.

Expected benefit payments for the company’s domestic pension plans and foreign pension and severance plans are as follows (in thousands):

	Domestic Plans	Foreign Plans
2006	$2,121	$9,534
2007	2,119	8,605
2008	2,115	8,020
2009	2,128	7,577
2010	2,172	7,369
2011-2015	10,592	39,952

Note 12 - Stock-Based Compensation

The company may issue up to an aggregate of 5.9 million shares of Common Stock as stock options, stock awards (including restricted stock awards), performance awards and stock appreciation rights (“SARs”) under its stock option plan; at December 31, 2005, 593,000 shares were available for future grants. The options may be granted to directors, officers, other key employees and consultants to purchase shares of Common Stock at fair market value at the date of the grant. Options for approximately 2.1 million shares were outstanding at December 31, 2005 under this plan. These options generally vest over four years and are exercisable for a period not in excess of 10 years. In addition to the options granted under the plan, the table below also includes an inducement stock option grant for 325,000 shares made to the company’s chief executive officer in January 2004 in accordance with New York Stock Exchange rules. Additionally, but not included in the table below, there were 22,000 SARs granted to certain non-U.S. employees outstanding at year-end 2005.

A summary of the activity and related information for the company’s stock options follows:

	2005		2004		2003
(In thousands, except per share amounts)	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Under option at beginning of year	3,783	$17.20	4,326	$16.47	4,303	$16.83
Options granted	—	—	335	23.17	391	12.94
Options exercised	(1,330)	16.70	(649)	15.57	(112)	16.95
Options forfeited or expired	(35)	17.09	(229)	16.74	(256)	16.92

Under option at end of year	2,418	$17.48	3,783	$17.20	4,326	$16.47

Options exercisable at end of year	1,454	$16.97	1,987	$16.67	1,315	$16.78

Shares available for future grants	593		841		1,209

Options outstanding as of December 31, 2005 had a weighted average remaining contractual life of 6.5 years at December 31, 2005 and had exercise prices ranging from $11.73 to $23.43. The following table summarizes further information on the range of exercise prices:

	Options Outstanding			Options Exercisable
(In thousands, except per share amounts)	Shares	Weighted average exercise price	Weighted average remaining life	Shares	Weighted average exercise price
Exercise Price
$11.73 - $15.15	236	$13.46	7 years	130	$13.10
16.92 - 16.97	1,820	16.95	6 years	1,226	16.95
17.20 - 18.67	27	17.93	8 years	14	17.95
23.16 - 23.43	335	23.17	8 years	84	23.17

The estimated weighted average fair value per option share granted was $12.47 for 2004 and $6.89 for 2003 using a Black-Scholes option pricing model based on market prices and the following assumptions at the date of option grant: weighted average risk-free interest rate of 3.0% for 2004 and 2.8% for 2003, dividend yield of 0% for 2004 and 2003, volatility factor for the company’s common stock price of 60% for 2004 and 2003, and a weighted average expected life of five years for 2004 and 2003 for options not forfeited.

Effective January 1, 2003, on a prospective basis, the company began using the fair value method under Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” to recognize stock option expense in its results of operations for stock options granted on or after January 1, 2003. Prior to January 1, 2003, the company accounted for stock options using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.”

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” The approach to accounting for share-based payments in SFAS 123R is similar to the approach described in the original statement; however, SFAS 123R requires all share-based payments to be recognized in the financial statements based on their fair values.

The company adopted SFAS 123R on January 1, 2006. The company has been recognizing expense in its results of operations for stock options granted on or after January 1, 2003. For grants prior to that date (the “2002 Grants”), the expense has been included in pro forma disclosures rather than the Consolidated Statement of Income. The 2002 Grants are fully vested as of January 1, 2006 and, as a result, SFAS 123R will not have an impact on pre-tax income as it relates to the 2002 Grants. The company does not anticipate that the adoption of SFAS 123R will have a material impact on net income.

With respect to SARs, the company records expense over the life of the SARs to the extent that the price of the underlying stock is greater than the stated price of the SAR. During 2003, $773,000 of expense was recorded for the SARs. In 2004, the expense was not significant as the closing price of the underlying stock at the end of 2004 was not significantly different from the prior year’s closing price. In 2005, the expense was not significant due to the small stock price movement and the small number of SARs still outstanding.

Restricted stock awards for approximately 360,000 shares and 600,000 shares were granted to employees and directors during 2005 and 2004, respectively. The number of awards granted during 2003 was not significant. These awards generally vest over 1-4 years, and the fair value of the awards at the grant date is expensed over the vesting period. Approximately 140,000 shares and 190,000 shares were issued during 2005 and 2004, respectively, upon vesting of previously granted restricted stock awards.

Note 13 - Shareholders’ Equity

The company’s Certificate of Incorporation authorizes 20 million shares of preferred stock and 150 million shares of common stock. Warrants representing the right to purchase 13.3 million shares of common stock were issued in 2002. The warrants have an exercise price of $19.23 per share and are exercisable through March 19, 2009.

At December 31, 2005, shares of common stock were reserved for the following purposes:

Issuance upon exercise of stock options and other stock awards (see Note 12)	3.6 million
Issuance upon exercise of warrants	13.3 million

The company’s shareholders’ equity includes accumulated other comprehensive income at December 31, 2005 comprised of unrealized gains on derivatives of $10 million, unrealized translation gains of $36 million, a $4 million adjustment to increase the fair value of cost investments and a minimum pension liability adjustment of $10 million. The accumulated other comprehensive income balance at December 31, 2004 includes unrealized losses on derivatives of $24 million, unrealized translation gains of $56 million, a $7 million adjustment to increase the fair value of cost investments and a minimum pension liability adjustment of $8 million.

In late 2004, Chiquita initiated a quarterly cash dividend of $0.10 per share on the company’s outstanding shares of common stock, and quarterly dividends have been paid since that date. A dividend was paid on January 17, 2006 to shareholders of record as of the close of business on January 3, 2006. All dividends are reviewed quarterly and require declaration by the board of directors.

The company purchased approximately $10 million of its shares of common stock in 2004 (approximately 517,000 shares at an average price of $18.62 per share).

Note 14 - Income Taxes

Income taxes related to continuing operations consist of the following:

(In thousands)	U.S. Federal	U.S. State	Foreign	Total
2005
Current tax expense (benefit)	$(836)	$1,932	$5,524	$6,620
Deferred tax benefit	—	(1,865)	(1,655)	(3,520)

	$(836)	$67	$3,869	$3,100

2004
Current tax expense (benefit)	$(1,057)	$692	$11,299	$10,934
Deferred tax expense (benefit)	—	107	(5,641)	(5,534)

	$(1,057)	$799	$5,658	$5,400

2003
Current tax expense	$255	$1,459	$4,651	$6,365
Deferred tax expense (benefit)	—	919	(1,984)	(1,065)

	$255	$2,378	$2,667	$5,300

The amounts in the following tables for the prior years reflect reclassifications to conform to the 2005 presentation. Income tax expense related to continuing operations differs from income taxes computed at the U.S. federal statutory rate for the following reasons:

(In thousands)	2005	2004	2003
Income tax expense computed at U.S. federal statutory rate	$47,089	$21,281	$35,407
State income taxes, net of federal benefit	(760)	164	959
Impact of foreign operations	(84,371)	(56,468)	(34,646)
Change in valuation allowance	41,029	42,529	(1,491)
Benefit from sale of Colombian division	—	(5,700)	—
Tax contingencies	(4,258)	685	(2,523)
Other	4,371	2,909	7,594

Income tax expense	$3,100	$5,400	$5,300

Income tax expense for 2005 includes aggregated benefits of $8 million primarily from the resolution of tax contingencies and reduction in valuation allowance of a foreign subsidiary due to the execution of tax planning initiatives. Income tax expense in 2004 included a benefit of $5.7 million from the release to income, upon the sale of the Colombian banana production division, of a deferred tax liability related to growing crops in Colombia. Income tax expense for 2003 included a benefit of $3 million due to the resolution of outstanding tax contingencies in various jurisdictions.

The components of deferred income taxes included on the balance sheet are as follows:

	December 31,
(In thousands)	2005	2004
Deferred tax benefits
Net operating loss carryforwards	$215,674	$195,663
Other tax carryforwards	1,103	318
Employee benefits	26,351	17,229
Accrued expenses	11,498	8,509
Depreciation and amortization	10,384	43,683
Investments	1,393	9,104
Other	14,170	3,859

	280,573	278,365

Deferred tax liabilities
Growing crops	(21,419)	(21,107)
Trademarks	(170,988)	(82,592)
Other	(3,245)	(6,515)

	(195,652)	(110,214)

	84,921	168,151
Valuation allowance	(200,325)	(176,676)

Net deferred tax liability	$(115,404)	$(8,525)

U.S. net operating loss carryforwards (“NOLs”) were $313 million as of December 31, 2005 and $273 million as of December 31, 2004. The U.S. NOLs existing at December 31, 2005 will expire between 2017 and 2026. Foreign NOLs were $279 million in 2005 and $283 million in 2004. $168 million of the foreign NOLs existing at December 31, 2005 will expire between 2006 and 2016. The remaining $111 million of NOLs existing at December 31, 2005 has an indefinite carryforward period.

A valuation allowance has been established against the deferred tax assets described above due to the company’s history of tax losses in specific tax jurisdictions as well as the fact that the deferred tax assets are subject to challenge under audit.

The change in the valuation allowance of $24 million reflected in the above table is due to the net effect of changes in deferred tax assets in U.S. and foreign jurisdictions. An increase of $41 million is primarily due to the net effect of the creation of new NOLs and the use of NOLs to offset taxable income in the current year, partially offset by a reduction of $17 million primarily due to foreign NOLs that expired in 2005.

Income before taxes attributable to foreign operations was $230 million in 2005, $173 million in 2004, and $118 million in 2003. Undistributed earnings of foreign subsidiaries, approximately $1.1 billion at December 31, 2005, have been permanently reinvested in foreign operating assets. Accordingly, no provision for U.S. federal and state income taxes has been provided on these earnings.

Cash payments for income taxes were $10 million in 2005, $13 million in 2004, and $8 million in 2003.

Income tax expense associated with discontinued operations was $600,000 in 2003. No income tax expense is associated with any of the items included in other comprehensive income.

Note 15 - Segment Information

Prior to the acquisition of Fresh Express in June 2005, the company reported two business segments, Bananas and Other Fresh Produce. The Banana segment included the sourcing (purchase and production), transportation, marketing and distribution of bananas. The Other Fresh Produce segment included the sourcing, marketing and distribution of fresh fruits and vegetables other than bananas. The Other Fresh Produce segment also included Chiquita’s fresh-cut fruit business. Remaining operations, which were reported in “Other,” primarily consisted of processed fruit ingredient products, which are produced in Latin America and sold in other parts of the world, and other consumer packaged goods.

In June 2005, as a result of the Fresh Express acquisition, the company determined that it has the following three reportable segments: Bananas, Fresh Select and Fresh Cut. The company’s Banana segment remains unchanged. The Fresh Select segment includes the sourcing, marketing and distribution of whole fresh fruits and vegetables other than bananas. The company’s Fresh Cut segment includes the packaged salads and fresh-cut fruit businesses. Remaining operations, reported in “Other,” continue to substantially consist of processed fruit ingredient products. The company evaluates the performance of its business segments based on operating income. Intercompany transactions between segments are eliminated.

Financial information for each segment follows:

(In thousands)	Bananas	Fresh Select	Fresh Cut	Other	Consolidated
2005
Net sales	$1,950,565	$1,353,573	$538,667	$61,556	$3,904,361
Segment operating income (loss)	182,029	10,546	(3,276)	(1,666)	187,633
Depreciation and amortization	34,130	6,272	23,788	826	65,016
Equity in earnings of investees[1]	(656)	2,057	—	(801)	600
Total assets[2]	1,305,888	384,204	1,109,868	33,139	2,833,099
Investment in equity affiliates[1]	31,276	9,888	—	245	41,409
Expenditures for long-lived assets	28,420	3,547	899,149	3,211	934,327
Net operating assets	804,005	199,495	878,837	19,252	1,901,589

2004
Net sales	$1,713,160	$1,289,145	$10,437	$58,714	$3,071,456
Segment operating income (loss)	122,739	440	(13,422)	3,190	112,947
Depreciation	32,850	7,507	579	647	41,583
Equity in earnings of investees[1]	9,754	1,420	—	(1)	11,173
Total assets[2]	1,324,579	419,790	9,501	26,168	1,780,038
Investment in equity affiliates[1]	32,302	8,225	—	1,046	41,573
Expenditures for long-lived assets	40,135	6,926	379	1,529	48,969
Net operating assets	797,626	220,580	7,155	20,139	1,045,500

2003
Net sales	$1,579,900	$979,065	$180	$54,403	$2,613,548
Segment operating income (loss)	132,618	1,104	(4,972)	11,636	140,386
Depreciation	30,341	5,888	95	499	36,823
Equity in earnings of investees[1]	6,502	(2,006)	—	3,064	7,560
Expenditures for long-lived assets	39,075	3,427	7,709	833	51,044

[1]	See Note 8 for further information related to investments in and income from equity method investments.
[2]	At December 31, 2005 goodwill of $536 million, $28 million and $14 million, respectively, are allocated to the Fresh Cut, Fresh Select and Banana segments. At December 31, 2004, $31 million and $15 million, respectively, are allocated to the Fresh Select and Banana segments.

The reconciliation of Consolidated Statement of Cash Flow captions to expenditures for long-lived assets follows:

(In thousands)	2005	2004	2003
Per Consolidated Statement of Cash Flow:
Capital expenditures	$42,656	$43,442	$51,044
Acquisition of businesses	891,671	5,527	—

Expenditures for long-lived assets	$934,327	$48,969	$51,044

The reconciliation of the Consolidated Balance Sheet total assets to net operating assets follows:

	December 31,
(In thousands)	2005	2004
Total assets	$2,833,099	$1,780,038
Less:
Cash	(89,020)	(142,791)
Accounts payable	(426,767)	(321,296)
Accrued liabilities	(142,881)	(107,037)
Accrued pension and other employee benefits	(78,900)	(78,190)
Net deferred tax liability	(115,404)	(8,525)
Other liabilities	(78,538)	(76,699)

Net operating assets	$1,901,589	$1,045,500

Financial information by geographic area is as follows:

(In thousands)	2005	2004	2003
Net sales
United States	$1,261,246	$715,846	$702,854
Italy	253,170	214,301	181,850
Germany	1,228,326	1,090,381	824,618
Other international	1,161,619	1,050,928	904,226

	$3,904,361	$3,071,456	$2,613,548

	December 31,
(In thousands)	2005	2004
Long-lived assets
United States	$1,264,440	$290,061
Central and South America	138,755	143,255
Germany	124,611	147,956
Other international	270,118	263,381
Shipping operations	135,100	141,634

	$1,933,024	$986,287

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

The company is also subject to a variety of government regulations in most countries where it markets bananas and other fresh products, including health, food safety and customs requirements, import tariffs, currency exchange controls and taxes.

Note 16 - Contingencies

In April 2003, the company’s management and audit committee, in consultation with the board of directors, voluntarily disclosed to the U.S. Department of Justice, Criminal Division (the “Justice Department”), that its former banana producing subsidiary in Colombia, which was sold in June 2004, had been forced to make “protection” payments to certain groups in that country which had been designated under United States law as foreign terrorist organizations. The company’s sole reason for allowing its subsidiary to submit to these payment demands had been to protect its employees from the risks to their safety if the payments were not made. The voluntary disclosure to the Justice Department was made because the company’s management became aware that these groups had been designated as foreign terrorist organizations under a U.S. statute that makes it a crime to support such an organization. The company requested the Justice Department’s guidance. Following the voluntary disclosure, the Justice Department undertook an investigation, including consideration by a grand jury. The company has cooperated with that investigation. In March 2004, the Justice Department advised that, as part of its criminal investigation, it would be evaluating the role and conduct of the company and some of its officers in the matter. In September-October 2005, the company was advised that the investigation is continuing and that the conduct of the company and some of its officers and directors remains within the scope of the investigation. The company intends to continue its cooperation with this investigation, but it cannot predict its outcome or any possible adverse effect on the company (including the materiality thereof), which could include the imposition of fines and/or penalties.

In October 2004 and May 2005, the company’s Italian subsidiary received notices from customs authorities in Italy stating that this subsidiary is potentially liable for an aggregate of approximately €26.9 million (approximately $32 million) of additional duties and taxes on the import of certain bananas into the European Union from 1998 to 2000, plus interest currently estimated at approximately €13.4 million (approximately $16 million). The Customs authorities claim that these amounts are due because the bananas were imported with licenses that were subsequently determined to have been forged. The company is contesting these claims through appropriate proceedings, principally on the basis of its good faith belief at the time the import licenses were obtained and used that they were valid. The company’s Italian subsidiary is requesting suspension of payment, pending appeal, of the approximately €13.8 million formally assessed thus far in these cases, and intends to request suspension of payment, when appropriate, of additional assessments as they are received. The authorities may require the Italian subsidiary to post bank guarantees for the full amounts claimed as a condition to suspension of payment.

In June 2005, Chiquita announced that its management had recently become aware that certain of its employees had shared pricing and volume information with competitors in Europe over many years in violation of European competition laws and company policies, and may have engaged in several instances of other conduct which did not comply with European competition laws or applicable company policies. The company promptly stopped the conduct and notified the European Commission (“EC”) and other regulatory authorities of these matters; the company is cooperating with the related investigation subsequently commenced by the EC. Based on the company’s voluntary notification and cooperation with the investigation, the EC notified Chiquita that it would be granted immunity from any fines related to the conduct, subject to customary conditions, including the company’s continuing cooperation with the investigation. Accordingly, Chiquita does not expect to be subject to any fines by the EC. However, if at the conclusion of its investigation, which could continue until 2007 or later, the EC were to determine, among other things, that Chiquita did not continue to cooperate, then the company could be subject to fines, which, if imposed, could be substantial. The company does not believe that the reporting of these matters or the cessation of the conduct should have any material adverse effect on the regulatory or competitive environment in which it operates, although there can be no assurance in this regard.

The Consolidated Balance Sheet does not reflect a liability for these contingencies for any of the periods presented.

Note 17 – Subsequent Event – Change in European Union Banana Tariff Regime (Unaudited)

In January 2006, the European Commission implemented a new regulation for the importation of bananas into the European Union. It eliminates the quota that was previously applicable and imposes a higher tariff on bananas imported from Latin America, while imports from certain African, Caribbean and Pacific (ACP) sources are assessed zero tariff on 775,000 metric tons. The new tariff, which increased to €176 from €75 per metric ton, equates to an increase in cost of approximately €1.84 ($2.20) per box for bananas imported by the company into the European Union from Latin America, Chiquita’s primary source of bananas. Based on its 2005 volumes, the company will incur incremental tariff costs of approximately $110 million. However, the company will no longer incur costs, which totaled approximately $40 million in 2005, to purchase licenses to import bananas into the European Union. It is too early to determine the impact of this new regime on industry volumes and prices, including the extent to which the company may be able to pass on increased tariffs and other industry costs to its customers. However, the overall negative impact of the new regime on the company is expected to be substantial, notwithstanding the company’s intent to maintain its price premium in the European market. Certain Latin American-producing countries have taken steps to challenge this regime as noncompliant with the EU’s World Trade Organization (“WTO”) obligations. The company fully supports these legal challenges.

Note 18 - Quarterly Financial Data (Unaudited)

The following quarterly financial data are unaudited, but in the opinion of management include all necessary adjustments for a fair presentation of the interim results, which are subject to significant seasonal variations. Amounts presented for the third quarter 2005 below differ from the previously filed Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 because of a reclassification of approximately $25 million for Fresh Express shipping and handling costs from selling, general and administrative expenses to cost of sales.

2005

(In thousands, except per share amounts)	March 31	June 30	Sep. 30	Dec. 31
Net sales	$931,829	$1,019,444	$954,006	$999,082
Cost of sales	(751,386)	(854,259)	(810,541)	(851,942)
Operating income (loss)	93,698	74,624	20,041	(730)
Net income (loss)	86,541	63,613	301	(19,015)
Basic earnings (loss) per share	2.12	1.52	0.01	(0.45)
Diluted earnings (loss) per share	1.94	1.36	0.01	(0.45)
Common stock market price
High	27.56	30.15	30.73	27.61
Low	20.62	23.83	23.94	19.65

2004

(In thousands, except per share amounts)	March 31	June 30	Sep. 30	Dec. 31
Net sales	$793,168	$848,386	$661,610	$768,292
Cost of sales	(680,138)	(719,820)	(573,938)	(643,004)
Operating income	31,795	36,519	10,053	34,580
Net income (loss)	19,912	30,238	(19,829)	25,081
Basic earnings (loss) per share	0.49	0.74	(0.49)	0.62
Diluted earnings (loss) per share	0.46	0.73	(0.49)	0.61
Common stock market price
High	24.33	21.17	20.80	22.21
Low	19.37	15.70	17.38	16.95

The operating loss in the 2005 fourth quarter included flood costs of $17 million relating to Tropical Storm Gamma and a $6 million charge related to the consolidation of fresh-cut fruit facilities in the Midwestern United States. Operating income includes a before-tax loss of $9 million on the sale of the former Colombian banana production division in the second quarter of 2004. Other income (expense), net of $(20) million, primarily from the extinguishment of the $250 million principal amount of 10.56% Senior Notes, is included in the net loss for the third quarter of 2004.

Per share results include the effect, if dilutive, of assumed conversion of options, warrants and other stock awards into common stock during the period presented. The effects of assumed conversions are determined independently for each respective quarter and year and may not be dilutive during every period due to variations in operating results. Therefore, the sum of quarterly per share results will not necessarily equal the per share results for the full year. For the quarter ended December 31, 2005, the shares used to calculate diluted EPS would have been 44,876 if the company had generated net income.

Chiquita Brands International, Inc.

SELECTED FINANCIAL DATA

	Reorganized Company				Predecessor Company
	Year Ended December 31,			Nine Months Ended December 31, 2002	Three Months Ended March 31, 2002	Year Ended December 31, 2001
(In thousands, except per share amounts)	2005	2004	2003

FINANCIAL CONDITION
Working capital	$299,218	$331,217	$281,277	$243,960	$256,844	$240,925
Capital expenditures	42,656	43,442	51,044	31,925	2,561	14,208
Total assets	2,833,099	1,780,038	1,706,719	1,642,241	1,779,019	2,262,492
Capitalization
Short-term debt	31,209	34,201	48,070	41,701	64,930	52,865
Long-term debt	965,899	315,266	346,490	394,796	467,315	216,973
Liabilities subject to compromise	—	—	—	—	—	962,820
Shareholders’ equity	993,501	838,824	757,346	629,289	612,753	448,594
OPERATIONS
Net sales	$3,904,361	$3,071,456	$2,613,548	$1,140,024	$446,146	$1,464,980
Operating income	187,633	112,947	140,386	25,501	40,578	22,622
Income (loss) from continuing operations before cumulative effect of a change in method of accounting	131,440	55,402	95,863	(6,622)	(189,694)	(120,187)
Discontinued operations	—	—	3,343	19,817	(63,606)	1,419
Income (loss) before cumulative effect of a change in method of accounting	131,440	55,402	99,206	13,195	(253,300)	(118,768)
Cumulative effect of a change in method of accounting	—	—	—	—	(144,523)	—
Net income (loss)	131,440	55,402	99,206	13,195	(397,823)	(118,768)

SHARE DATA
Shares used to calculate diluted earnings (loss) per common share	45,071	41,741	40,399	39,967	78,273	73,347
Diluted earnings (loss) per common share:
Continuing operations	$2.92	$1.33	$2.38	$(0.17)	$(2.42)	$(1.80)
Discontinued operations	—	—	0.08	0.50	(0.81)	0.02
Before cumulative effect of a change in method of accounting	2.92	1.33	2.46	0.33	(3.23)	(1.78)
Cumulative effect of a change in method of accounting	—	—	—	—	(1.85)	—
Net income (loss)	2.92	1.33	2.46	0.33	(5.08)	(1.78)
Dividends declared per common share	0.40	0.10	—	—	—	—
Market price per common share:
Reorganized Company:
High	30.73	24.33	22.90	18.60	—	—
Low	19.65	15.70	8.77	11.10	—	—
End of period	20.01	22.21	22.53	13.26	—	—
Predecessor Company:
High	—	—	—	—	0.87	3.06
Low	—	—	—	—	0.63	0.42
End of period	—	—	—	—	0.71	0.64

In the Notes to the Consolidated Financial Statements, see Note 2 for information on acquisitions and Note 3 for information on discontinued operations and other divestitures. See Management’s Discussion and Analysis of Financial Condition and Results of Operations for information related to significant items affecting operating income for 2005, 2004 and 2003.