Form 10-K, Exhibit 13
period 2006-12-31
CHIQUITA BRANDS INTERNATIONAL INC
filed 2007-03-08
CIK 101063

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

The company also has a system of disclosure controls and procedures designed to ensure that material information relating to the company and its consolidated subsidiaries is made known to the company representatives who prepare and are responsible for the company’s financial statements and periodic reports filed with the Securities and Exchange Commission (“SEC”). The effectiveness of these disclosure controls and procedures is reviewed quarterly by management, including the company’s Chief Executive Officer and Chief Financial Officer. Management modifies these disclosure controls and procedures as a result of the quarterly reviews or as changes occur in business conditions, operations or reporting requirements.

The company’s worldwide internal audit function, which reports to the Audit Committee, reviews the adequacy and effectiveness of controls and compliance with the company’s policies.

Chiquita has published its Core Values and Code of Conduct which establish the company’s high standards for corporate responsibility. The company maintains a hotline, administered by an independent company, that employees can use confidentially and anonymously to communicate suspected violations of the company’s Core Values or Code of Conduct, including concerns regarding accounting, internal accounting control or auditing matters. Any reported accounting, internal accounting control or auditing matters are also forwarded directly to the Chairman of the Audit Committee of the Board of Directors.

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

The Audit Committee engages Ernst & Young, an independent registered accounting firm, to audit the company’s financial statements and its internal control over financial reporting and express opinions thereon. The scope of the audits is set by Ernst & Young, following review and discussion with the Audit Committee. Ernst & Young has full and free access to all company records and personnel in conducting its audits. Representatives of Ernst & Young meet regularly with the Audit Committee, with and without members of management present, to discuss their audit work and any other matters they believe should be brought to the attention of the Committee. Ernst & Young has issued an opinion on the company’s financial statements. This report appears on page 25. Ernst & Young has also issued an audit report on management’s assessment of the company’s internal control over financial reporting. This report appears on page 26.

Management’s Assessment of the Company’s Internal Control over Financial Reporting

The company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2006. Based on management’s assessment, management believes that, as of December 31, 2006, the company’s internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework, as set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ FERNANDO AGUIRRE	/s/ JEFFREY M. ZALLA	/s/ BRIAN W. KOCHER
Chief Executive Officer	Chief Financial Officer	Chief Accounting Officer

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Chiquita Brands International, Inc. (“CBII”) and its subsidiaries (collectively, “Chiquita” or the company) operate as a leading international marketer and distributor of high-quality fresh and value-added produce, which is sold under the Chiquita® premium brand, the Fresh Express® brand and other related trademarks. The company is one of the largest banana producers in the world and a major supplier of bananas in Europe and North America. In June 2005, Chiquita acquired Fresh Express, the U.S. market leader in value-added salads, a fast-growing food category for grocery retailers, foodservice providers and quick-service restaurants. The acquisition of Fresh Express increased Chiquita’s consolidated annual revenues by about $1 billion. The company believes that the acquisition diversified its business, accelerated revenue growth in higher margin value-added products, and provided a more balanced mix of sales between Europe and North America, which makes the company less susceptible to risks unique to Europe, such as the European Union (“EU”) banana import regime and foreign exchange risk. See Note 2 to the Consolidated Financial Statements for further information on the company’s 2005 acquisition of Fresh Express.

Significant financial items in 2006 included the following:

•	Net sales for 2006 were $4.5 billion, compared to $3.9 billion for 2005. The increase resulted from the acquisition of Fresh Express in June 2005.

•

The operating loss for 2006 was $28 million, compared to $188 million of operating income for 2005. The 2006 results included a $43 million goodwill impairment charge related to Atlanta AG and a $25 million charge related to a potential settlement of a previously disclosed U.S. Department of Justice investigation. Operating income for 2005 included flood costs of $17 million related to Tropical Storm Gamma and a $6 million charge related to the consolidation of fresh-cut fruit facilities in the Midwestern United States.

•	Operating cash flow was $15 million in 2006, compared to $223 million in 2005. The decline was primarily due to the significant decline in operating results in 2006.

•

The company’s debt at both December 31, 2006 and 2005 was $1 billion. The balance at December 31, 2006 included $44 million of borrowings on the company’s revolving credit facility to fund working capital needs.

•	In September 2006, the board of directors suspended the company’s quarterly cash dividend of $0.10 per share on its outstanding shares of common stock.

Operating results in 2006 were significantly affected by regulatory changes in the European banana market, which resulted in lower local pricing and increased tariff costs, and by higher fuel and other industry costs. Neither the company nor the industry has been able to pass on the increased tariff costs to customers or consumers, although the company has been able to maintain its price premium in the European market. Comparisons to 2005 are also affected by the fact that 2005 was an unusually good year for banana pricing in Europe. Additionally, the company recorded a charge in 2006 in its Banana segment related to the U.S. Department of Justice investigation and a goodwill impairment charge related to Atlanta AG that affected both the Banana and Fresh Select segments. The Fresh Cut segment was significantly affected by consumer concerns regarding the safety of packaged salad products, after discovery of E. coli in certain industry spinach products in September 2006 and the resulting investigation by the U.S. Food and Drug Administration (“FDA”). Although the FDA investigation linked no cases of illness to the company’s Fresh Express products, the industry issues related to fresh spinach products will likely continue to have a significant impact on Fresh Cut segment results through at least the third quarter of 2007.

In 2006, the company outlined its vision to become a global leader in branded, healthy, fresh foods, and refined its strategic objectives to (i) become a consumer-driven, customer-preferred organization, (ii) be an innovative, high-performance organization, and (iii) deliver leading food industry shareholder returns. The company is continuing to focus on becoming a more consumer-centric organization and launching innovative products to meet consumers’ growing desire for healthy, fresh and convenient food choices. In 2006, the company expanded its distribution of convenient, single “Chiquita-To-Go” bananas into 8,000 non-grocery convenience outlets. “Chiquita Fresh and Ready” was also introduced for testing in late 2006 in traditional grocery stores, as an innovative way to keep bananas fresher four days longer. During the year, Fresh Express added 12 new offerings, including “5-Lettuce Mix” and “Sweet Butter” blends, to its line of ready-to-eat salad kits and premium value-added salads. Chiquita intends to continue providing value-added products and services in ways it believes better satisfy consumers, increase retailer profitability and boost the in-store presence of Chiquita and Fresh Express branded products.

The major risks facing the business include the EU tariff-only regime and related industry and pricing dynamics, weather and agricultural disruptions, consumer concerns regarding the safety of packaged salads, exchange rates, industry cost increases, risks of governmental investigations and other contingencies, and financing.

•

In January 2006, the European Commission implemented a new regime for the importation of bananas into the EU. It eliminated the quota that was previously applicable and imposed a higher tariff on bananas imported from Latin America, while imports from certain African, Caribbean and Pacific (“ACP”) sources are assessed zero tariff on the first 775,000 metric tons imported. The new tariff, which increased to €176 from €75 per metric ton, equates to an increase in cost of approximately €1.84 per box for bananas imported by the company into the EU from Latin America, Chiquita’s primary source of bananas. In 2006, the company incurred a net $75 million in higher tariff-related costs, which is the sum of $116 million in incremental tariff costs minus $41 million in lower costs to purchase banana import licenses, which are no longer required. In part due to the elimination of the quota, the volume of bananas imported into the EU increased in 2006, which contributed to a decrease in the company’s average banana prices in core European markets of 11% on a local currency basis compared to 2005. The negative impact of the new regime has been substantial and is expected to continue indefinitely.

•

In 2006, the company incurred $25 million of higher sourcing, logistics and other costs for replacement fruit due to banana volume shortfalls caused by Hurricane Stan and Tropical Storm Gamma, which occurred in the fourth quarter of 2005. These storms, along with Hurricane Katrina in 2005, caused significant damage to banana cultivations and port facilities and resulted in increased costs for alternative banana sourcing, logistics and farm rehabilitation, and write-downs of damaged farms. Additionally, in 2007, Fresh Cut segment results for the first quarter are expected to be impacted by up to $4 million from a record January freeze in Arizona which affected lettuce sourcing.

•

The company could be adversely affected by actions of regulators or a decline in consumer confidence in the safety and quality of certain food products or ingredients, even if the company’s practices and procedures are not implicated. For example, consumer concerns regarding the safety of packaged salads in the United States, after discovery of E. coli in certain industry spinach products in September 2006, adversely impacted Fresh Express operations in the third and fourth quarters of 2006, resulting in lower sales and unforeseen costs, even though Fresh Express products were not implicated in these issues. As a result, the company may also elect or be required to incur additional costs aimed at restoring consumer confidence in the safety of its products. The company incurred $9 million of direct costs in 2006, such as abandoned raw product inventory and non-cancelable purchase commitments, related to this spinach issue. In addition to these direct costs, the company believes that 2006 operating income was approximately $12 million lower than it otherwise would have been, as a result of reduced sales and decreased margins. The company expects this issue will continue to negatively impact Fresh Cut segment results through at least the third quarter of 2007.

•

In 2006, the euro strengthened against the dollar, causing the company’s sales and profits to increase as a result of the favorable exchange rate conversion of euro-denominated sales to U.S. dollars. The company’s results are significantly affected by currency changes in Europe and, should the euro weaken against the dollar, it would adversely affect the company’s results. The company seeks to reduce its exposure to adverse effects of euro exchange rate movements by purchasing euro put option contracts. Currently, the company has hedging coverage for approximately 70% of its estimated net euro cash flow in 2007 at average put option strike rates of $1.28 per euro and approximately 65% of its estimated net euro cash flow in the first half of 2008 at average strike rates of $1.27 per euro.

•

Transportation costs are significant in the company’s business, and the price of bunker fuel used in shipping operations is an important variable component of transportation costs. The company’s fuel costs have increased substantially since 2003, and may increase further in the future. In addition, fuel and transportation costs are a significant cost component of much of the produce that the company purchases from growers or distributors, and there can be no assurance that the company will be able to pass on such increased costs to its customers. The company enters into hedge contracts which permit it to lock in fuel purchase prices for up to three years on up to 75% of the fuel consumed in its ocean shipping fleet, and thereby minimize the volatility that fuel prices could have on its operating results. However, these hedging strategies cannot fully protect against continually rising fuel rates and entail the risk of loss if market fuel rates decline (see Note 8 to the Consolidated Financial Statements). At December 31, 2006, the company had 55% hedging coverage through the end of 2009 on fuel consumed in its banana shipments to core markets in North America and Europe; in relation to market forward fuel prices at December 31, 2006, these hedge positions entailed losses of $3 million in 2007, $5 million in 2008, and $2 million in 2009.

The cost of paper and plastics are also significant to the company because bananas and some other produce items are packed in cardboard boxes for shipment, and packaged salads are shipped in sealed plastic bags. If the price of paper and/or plastics increases, or results in a higher cost to the company to purchase fresh produce, and the company is not able to effectively pass these price increases along to its customers, then the company’s operating income will decrease. Increased costs of paper and plastics have negatively impacted the company’s operating income in the past, and there can be no assurance that these costs will not adversely affect the company’s operating results in the future.

•

The company has international operations in many foreign countries, including in Central and South America, the Philippines and the Ivory Coast. These activities are subject to risks inherent in operating in those countries, including government regulation, currency restrictions and other restraints, burdensome taxes, risks of expropriation, threats to employees, political instability, terrorist activities, including extortion, and risks of U.S. and foreign governmental action in relation to the company. Should such circumstances occur, the company might need to curtail, cease or alter activities in a particular region or country and may be subject to fines or other penalties. The company’s ability to deal with these issues may be affected by applicable U.S. or other applicable law. See Note 15 to the Consolidated Financial Statements for a description of (i) a $25 million financial sanction contained in a plea agreement offer made by the company to the U.S. Department of Justice and relating to payments made by the company’s former banana producing subsidiary in Colombia to certain groups in that country which had been designated under United States law as a foreign terrorist organization, (ii) an investigation by EU competition authorities relating to prior information sharing in Europe and (iii) customs proceedings in Italy.

•

The company has $1 billion outstanding in total debt, most of which is issued under debt agreements that require continuing compliance with financial covenants. The most restrictive of these covenants are in the company’s bank credit facility, which includes a $200 million revolving credit facility and $394 million of outstanding term loans (the “CBL Facility”). In 2006, after seeking prospective covenant relief in June, the company needed to seek further covenant relief later in the year. In October, the company obtained a temporary waiver, for the period ended September 30, 2006, from compliance with certain financial covenants in the CBL Facility, with which the company otherwise would not have been in compliance. In November, the company obtained a permanent amendment to the CBL Facility to cure the covenant violations that would have otherwise occurred when the temporary waiver expired. In March 2007, the company obtained further prospective covenant relief with respect to a proposed financial sanction contained in a plea agreement offer made by the company to the U.S. Department of Justice and other related costs. If the company’s financial performance were to decline compared to lender expectations, the company could in the future be required to seek further covenant relief from its lenders, or to restructure or replace its credit facility, which would further increase the cost of the company’s borrowings, restrict its access to capital, and/or limit its operating flexibility.

As of February 28, 2007, the company had borrowed $84 million under its revolving credit facility, and expects to make additional draws to fund peak seasonal working capital needs through March or April 2007. Another $29 million of capacity was used to issue letters of credit, including a $7 million letter of credit issued to preserve the right to appeal certain customs claims in Italy. During 2007, the company may be required to issue up to an additional $25 million of letters of credit for appeal bonds relating to litigation of additional customs claims in Italy. The company believes that operating cash flow, including the collection of receivables from high season banana sales, should permit it to significantly reduce the revolving credit balance during the second quarter and to fully repay it during the third quarter; however, there can be no assurance in this regard. In order to ensure adequate liquidity, in the event that the company experiences shortfalls in operating performance or unanticipated contingencies which require the use of significant amounts of cash, the company may be limited in its ability to fund discretionary market or brand-support activities, innovation spending, capital investments and/or acquisitions that had been planned as part of the execution of its long-term growth strategy.

OPERATIONS

The company reports three business segments: Bananas, Fresh Select, and Fresh Cut. The Banana segment includes the sourcing (purchase and production), transportation, marketing and distribution of bananas. The Fresh Select segment includes the sourcing, marketing and distribution of whole fresh fruits and vegetables other than bananas. The Fresh Cut segment includes value-added salads, foodservice and fresh-cut fruit operations. Remaining operations, which are reported in “Other,” primarily consist of processed fruit ingredient products, which are produced in Latin America and sold in other parts of the world, and other consumer packaged goods. The company evaluates the performance of its business segments based on operating income. Intercompany transactions between segments are eliminated.

Financial information for each segment follows:

(In thousands)	2006	2005	2004
Net sales
Bananas	$1,933,866	$1,950,565	$1,713,160
Fresh Select	1,355,963	1,353,573	1,289,145
Fresh Cut	1,139,097	538,667	10,437
Other	70,158	61,556	58,714

Total net sales	$4,499,084	$3,904,361	$3,071,456

Segment operating income (loss)
Bananas	$(20,591)	$182,029	$122,739
Fresh Select	(27,341)	10,546	440
Fresh Cut	24,823	(3,276)	(13,422)
Other	(4,588)	(1,666)	3,190

Total operating income (loss)	$(27,697)	$187,633	$112,947

Banana Segment

Net sales

Banana segment net sales for 2006 decreased 1% versus 2005. The decrease resulted from lower banana pricing in Europe, which was mostly offset by higher volume in Europe and improved pricing in North America.

Net sales for 2005 increased 14% versus 2004. The increase resulted primarily from improved banana pricing in both Europe and North America.

Operating income

2006 compared to 2005. The Banana segment operating loss for 2006 was $21 million, compared to operating income of $182 million for 2005. Banana segment operating results were adversely affected by:

•

$110 million from lower European local banana pricing, attributable in part to increased banana volumes that entered the market, encouraged by regulatory changes that expanded the duty preference for African and Caribbean suppliers and eliminated quota limitations for Latin American fruit, as well as reduced consumption driven by unseasonably hot weather in many parts of Europe during the third quarter.

•

$75 million of net incremental costs associated with higher banana tariffs in the European Union. This consisted of approximately $116 million of incremental tariff costs, reflecting the duty increase to €176 from €75 per metric ton effective January 1, 2006, offset by approximately $41 million of expenses incurred in 2005 to purchase banana import licenses, which are no longer required.

•	$54 million of industry cost increases for fuel, fruit, paper and ship charters.

•

$25 million of higher sourcing, logistics and other costs for replacement fruit due to banana volume shortfalls caused by Hurricane Stan and Tropical Storm Gamma, which occurred in the fourth quarter 2005.

•	$25 million charge for potential settlement of a contingent liability related to the Justice Department investigation related to the company’s former Colombian subsidiary.

•	$14 million goodwill impairment charge related to Atlanta AG.

•

$12 million in higher professional fees related to previously-reported legal proceedings, including the Justice Department investigation, the EU competition law investigation, and U.S. anti-trust litigation.

These adverse items were offset in part by:

•	$23 million of net cost savings in the Banana segment, primarily related to efficiencies in the company’s supply chain and tropical production operations.

•	$21 million from higher pricing in North America.

•	$20 million from lower marketing costs, primarily in Europe.

•	$17 million impact from 2005 flooding in Honduras as a result of Tropical Storm Gamma, which did not recur in 2006.

•

$13 million benefit from the impact of European currency, consisting of a $23 million favorable variance from balance sheet translation and a $1 million increase in revenue, partially offset by $9 million of increased hedging costs and $2 million of higher European costs due to a stronger euro.

•	$11 million of costs related to flooding in Costa Rica and Panama in the first half of 2005 that did not repeat in 2006.

•	$10 million from lower accruals for performance-based compensation due to lower operating results relative to targets.

The company’s banana sales volumes of 40-pound boxes were as follows:

(In millions, except percentages)	2006	2005	% Change
Core European Markets[1]	53.8	54.0	(0.4)%
Trading Markets[2]	12.5	6.9	81.2%
North America	56.9	58.4	(2.6)%
Asia and the Middle East[3]	20.9	19.2	8.9%

Total	144.1	138.5	4.0%

The volume of fruit sold into trading markets typically reflects excess banana supplies beyond core market demands, sold on a spot basis. Beginning in 2007, the company anticipates less volume being available to trading markets on a spot basis as a result of recent marketing agreements to provide a year-round supply of bananas to customers in Turkey, which in the future will be included in the company’s core European markets.

The following table presents the 2006 percentage change compared to 2005 for the company’s banana prices and banana volume:

	Q1	Q2	Q3	Q4	Year
Banana Prices
Core European Markets[1]
U.S. Dollars[4]	(6)%	(14)%	(14)%	(6)%	(10)%
Local Currency	2%	(13)%	(18)%	(13)%	(11)%
Trading Markets[2]
U.S. Dollars	27%	18%	(16)%	6%	(4)%
North America	0%	9%	8%	4%	5%
Asia and the Middle East[3]
U.S. Dollars	(7)%	(2)%	(2)%	18%	4%

Banana Volume
Core European Markets[1]	(9)%	(1)%	8%	4%	(0)%
Trading Markets[2]	150%	(42)%	219%	83%	81%
North America	(6)%	(8)%	0%	5%	(3)%
Asia and the Middle East[3]	33%	12%	18%	(9)%	9%

[1]	The 25 countries of the EU, Norway, Iceland and Switzerland; beginning in 2007, core European markets will also include Bulgaria and Romania (two new EU member states) as well as Turkey
[2]	Other European and Mediterranean countries not included in Core Markets
[3]	The company primarily operates through joint ventures in this region.
[4]	Prices on a U.S. dollar basis do not include the impact of hedging.

The average spot and hedged euro exchange rates for 2006 and 2005 were as follows:

(Dollars per euro)	2006	2005	% Change
Euro average exchange rate, spot	$1.25	$1.25	0.0%
Euro average exchange rate, hedged	1.21	1.23	(1.6)%

The company has entered into put option contracts to hedge its risks associated with euro exchange rate movements. Put options require an upfront premium payment. These put options can reduce the negative earnings and cash flow impact on the company of a significant future decline in the value of the euro, without limiting the benefit the company would receive from a stronger euro. Foreign currency hedging costs charged to the Consolidated Statement of Income were $17 million in 2006, compared to $8 million in 2005. These costs relate primarily to hedging the company’s net cash flow exposure to fluctuations in the U.S. dollar value of its euro-denominated sales. The lower 2005 costs primarily resulted from gains recognized in late 2005 on put option contracts expiring at that time. At December 31, 2006, unrealized losses of $19 million on the company’s currency option contracts were included in “Accumulated other comprehensive income,” of which $15 million is expected to be reclassified to net income during the next 12 months.

The company also enters into forward contracts for fuel oil for its shipping operations, to minimize the volatility that changes in fuel prices could have on its operating results. Unrealized losses of $10 million on the fuel oil forward contracts were also included in “Accumulated other comprehensive income” at December 31, 2006, of which $3 million is expected to be reclassified to net income during the next 12 months.

2005 compared to 2004. Banana segment operating income for 2005 was $182 million, compared to $123 million for 2004. Banana segment operating results were favorably affected by:

•	$151 million benefit from improved local European pricing.

•

$15 million from improved pricing in North America, due principally to temporary contract price increases to offset costs from flooding in Costa Rica and Panama in January 2005, and implementation late in the year of surcharges to offset rising industry costs, including fuel-related products and transportation.

•	$9 million before-tax loss on the sale of the company’s former Colombian banana production division in 2004.

•

$4 million increase from the impact of European currency, consisting of an $8 million increase in revenue and a $22 million decrease in hedging costs, partially offset by a $26 million adverse impact of balance sheet translation.

•	$4 million charge in 2004 relating to stock options and restricted stock granted to the company’s former chairman and CEO that vested upon his retirement in May 2004.

These items were offset in part by:

•	$34 million of cost increases from higher fuel, paper and ship charter costs.

•	$27 million of higher costs for advertising, marketing and innovation spending, primarily due to consumer brand support efforts in Europe late in the year.

•	$24 million of higher license-related banana import costs in Europe.

•	$17 million impact from flooding in Honduras caused by Tropical Storm Gamma (included in “Cost of sales” in the Consolidated Statement of Income).

•

$11 million primarily from increased costs related to the January flooding in Costa Rica and Panama, including alternative banana sourcing, logistics and farm rehabilitation costs, and write-downs of damaged farms.

•	$4 million adverse impact of pricing in Asia.

•	$3 million of higher administrative expenses, in part due to accruals for performance-based compensation due to improved year-over-year operating results.

•	$3 million due to lower volume of second-label fruit in Europe.

Fresh Select Segment

Net sales

Fresh Select net sales were flat at $1.4 billion in 2006 compared to 2005. Net sales for 2005 increased by 5% compared to 2004, primarily due to higher volume from Atlanta AG.

Operating income

2006 compared to 2005. The Fresh Select segment had an operating loss of $27 million in 2006, compared to operating income of $10 million in 2005. The 2006 operating results included a $29 million charge for goodwill impairment at Atlanta AG. Aside from the impairment charge, year-over-year improvements in the company’s North American Fresh Select operations were more than offset by a decline in profitability at Atlanta AG, and lower pricing and currency-related declines in the company’s Chilean operations. The decline in profitability of Atlanta AG resulted from intense price competition in its primary market of Germany, as well as $3 million of charges late in 2006 related to rationalization of its distribution network, including the closure of one facility.

During the 2006 third quarter, due to the decline in Atlanta AG’s business performance in the period following the implementation of the new EU banana import regime as of January 1, 2006, the company accelerated the testing of Atlanta’s goodwill and fixed assets for impairment. As a result, the company recorded a goodwill impairment charge in the 2006 third quarter for the full amount, of which $29 million was included in the Fresh Select segment and $14 million in the Banana segment.

2005 compared to 2004. The Fresh Select segment had operating income of $10 million in 2005, compared to breakeven results for 2004. The improvement resulted primarily from a restructured melon program and other improvements in North America, and operational improvement at Atlanta, partially offset by weather and currency-related declines in the company’s Chilean operations.

Fresh Cut Segment

Net sales

Net sales in 2006 for the company’s Fresh Cut segment were $1.1 billion, up from $539 million in 2005 due to the Fresh Express acquisition in mid-2005. Substantially all of the revenue in this segment is from Fresh Express.

Operating income

2006 compared to 2005. The Fresh Cut segment had operating income of $25 million in 2006, compared to an operating loss of $3 million for 2005. Fresh Cut segment results were favorably affected by:

•	$31 million increase in operating income from Fresh Express, as a result of Chiquita owning Fresh Express for a full year in 2006 versus a half year in 2005, as well as normal operating improvements.

•

$6 million of mostly non-cash charges in 2005 from the shut-down of Chiquita’s fresh-cut fruit facility in Manteno, Illinois following the acquisition of Fresh Express, which had a facility servicing the same Midwestern area.

These items were offset in part by:

•

$9 million of direct costs in 2006, including lost raw product inventory and non-cancelable purchase commitments, related to consumer concerns about the safety of packaged salads after discovery of E. coli in certain industry spinach products in September 2006 and the resulting investigation by the U.S. Food and Drug Administration.

In addition to the direct costs resulting from the fresh spinach issue, the company believes that 2006 operating income was at least $12 million lower than it otherwise would have been as a result of reduced sales and decreased margins during the final four months of 2006. Although the FDA investigation linked no cases of illness to the company’s Fresh Express products, consumer concerns are likely to continue to have an impact on Fresh Cut segment results through at least the third quarter of 2007.

On a pro forma basis, as if the company had completed the acquisition of Fresh Express on December 31, 2004, there was a $12 million improvement in Fresh Cut segment operating income compared to

2005. The improvement in pro forma results was driven by a 10 percent increase in volume and a 2 percent increase in net revenue per case in retail value-added salads, continuing improvements in fresh-cut fruit operations, the achievement of acquisition synergies and other cost savings, and the absence of $6 million of non-cash charges in 2005 from the shut-down of the fresh-cut fruit facility noted above. These improvements were partially offset by the spinach impact mentioned above, as well as higher industry costs and increased marketing and innovation spending. The pro forma segment results may not be indicative of what the actual results would have been had the acquisition been completed on the date assumed or the results that may be achieved in the future.

The Fresh Cut segment operating income reflects approximately $18 million of depreciation and $5 million of amortization for Fresh Express in the first half of 2006, which explains the increase in consolidated depreciation and amortization expense from 2005, since the acquisition of Fresh Express was completed in mid-2005.

2005 compared to 2004. The Fresh Cut segment had an operating loss of $3 million in 2005, compared to an operating loss of $13 million for 2004. Fresh Cut segment results were favorably affected by:

•

$14 million in operating income at Fresh Express from the June 28, 2005 acquisition date to the end of the year. On a pro forma basis as if the company had completed its acquisition of Fresh Express on June 30, 2004, this represents a $5 million improvement in operating income compared to the same period in 2004, driven by a 7 percent increase in volume, a 3 percent increase in net revenue per case in retail value-added salads on a full-year basis and a reduction in corporate overhead and insurance costs, partially offset by increases in cost of goods sold and innovation spending.

•	$2 million of improvements in the operating results of Chiquita’s fresh-cut fruit facility.

This was partially offset by:

•	$6 million of charges from the shut-down of Chiquita’s fresh-cut fruit facility in Manteno, Illinois. These costs were primarily included in “Cost of sales” in the Consolidated Statement of Income.

On a pro forma basis, as if the company had completed its acquisition of Fresh Express on June 30, 2004, Fresh Cut segment revenue for the six months ended December 31, 2005 was $515 million, up 6 percent from $484 million in the same period in 2004, and operating income for the six months ended December 31, 2005 was $8 million before plant shut-down costs, compared to $3 million in the same period in 2004. The pro forma segment results for the second half of 2004 do not purport to be indicative of what the actual results would have been had the acquisition been completed on the date assumed or the results that may be achieved in the future.

Interest and Other Income (Expense)

Interest income in 2006 was $9 million, compared to $10 million in 2005. Interest expense in 2006 was $86 million, compared to $60 million in 2005. The increase in interest expense was due to the full-year impact of the Fresh Express acquisition financing.

Other income (expense) in 2006 included a $6 million gain from the sale of the company’s 10% ownership in Chiquita Brands South Pacific, an Australian fresh produce distributor. In 2005, other income (expense) included $3 million of financing fees, primarily related to the write-off of unamortized debt issue costs for a prior credit facility and $2 million of charges for settlement of an indemnification claim relating to prior periods, partially offset by a $1 million gain on the sale of Seneca preferred stock and a $1 million gain from an insurance settlement. Other income (expense) in 2004 included a loss of $22 million from the premium associated with the refinancing of the company’s then-outstanding 10.56% Senior Notes, partially offset by a $2 million gain related to proceeds received as a result of the demutualization of a company with which Chiquita held pension annuity contracts.

Income Taxes

The company’s effective tax rate varies from period to period due to the level and mix of income among various domestic and foreign jurisdictions in which the company operates. The company currently does not generate U.S. federal taxable income. The company’s taxable earnings are substantially from foreign operations being taxed in jurisdictions at a net effective rate lower than the U.S. statutory rate. No U.S. taxes have been accrued on foreign earnings because such earnings have been or are expected to be permanently invested in foreign operating assets.

Income taxes were a $2 million benefit for 2006, compared to expense of $3 million in 2005 and expense of $5 million in 2004. Income taxes for 2006 include benefits of $10 million primarily from the resolution of tax contingencies in various jurisdictions and a reduction in valuation allowance. In addition, the company recorded a tax benefit of $5 million as a result of a change in German tax law. Income taxes for 2005 included benefits of $8 million primarily from the resolution of tax contingencies and reduction in the valuation allowance of a foreign subsidiary due to the execution of tax planning initiatives. Income taxes in 2004 included a benefit of $5.7 million from the release to income, upon the sale of the Colombian banana production division, of a deferred tax liability related to growing crops in Colombia.

See Note 13 to the Consolidated Financial Statements for further information about the company’s income taxes.

Strategic Alternative for Shipping and Logistics

In September 2006, the company announced that it is exploring strategic alternatives with respect to the sale and long-term management of its overseas shipping assets and shipping-related logistics activities. Great White Fleet, Ltd. (“GWF”), a wholly-owned subsidiary of Chiquita, manages the company’s global ocean transportation and logistics operations. GWF operates 12 owned refrigerated cargo vessels and charters additional vessels for use primarily for the long-haul transportation of Chiquita’s fresh fruit products from Latin America to North America and Europe. The owned vessels, consisting of eight reefer ships and four container ships, are included in the Banana segment. The company will consider various structures, including the sale and leaseback of the company’s owned ocean-going shipping fleet, the sale and/or outsourcing of related ocean-shipping assets and container operations, and entry into a long-term strategic partnership to meet all of Chiquita’s international cargo transportation needs. Proceeds from a sale would be used primarily to repay debt, including $101 million of shipping-related debt outstanding at December 31, 2006 and up to $80 million of term loans outstanding under the CBL Facility.

Sale of Investment

In December 2006, the company sold its 10% ownership in Chiquita Brands South Pacific, an Australian fresh produce distributor. The company received $9 million in cash and realized a $6 million gain on the sale of the shares, which was included in “Other income (expense), net” in the Consolidated Statement of Income.

Seneca Stock

In April 2005, the company sold approximately 968,000 shares of Seneca Foods Corporation preferred stock, which had been received as part of the May 2003 sale of the company’s Chiquita Processed Foods division to Seneca. The company received proceeds of approximately $14 million from the sale of the preferred stock and recorded a $1 million gain on the transaction in the 2005 second quarter in “Other income (expense), net” in the Consolidated Statement of Income.

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

In connection with the sale, Chiquita entered into eight-year agreements to purchase bananas and pineapples from affiliates of the buyer. Under the banana purchase agreement, Chiquita purchases approximately 11 million boxes of Colombian bananas per year at above-market prices. This resulted in a liability of $33 million at the sale date ($26 million at December 31, 2006), which represents the estimated net present value of the above-market premium to be paid for the purchase of bananas over the term of the contract. Substantially all of this liability is included in “Other liabilities” in the Consolidated Balance Sheet. Under the pineapple purchase agreement, Chiquita purchases approximately 2.5 million boxes of Costa Rican golden pineapples per year at below-market prices. This resulted in a receivable of $25 million at the sale date ($20 million at December 31, 2006), which represents the estimated net present value of the discount to be received for the purchase of pineapples over the term of the contract. Substantially all of this receivable is included in “Investments and other assets, net” in the Consolidated Balance Sheet. Together, the two long-term fruit purchase agreements commit Chiquita to approximately $80 million in annual purchases.

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

LIQUIDITY AND CAPITAL RESOURCES

The company’s cash balance was $65 million at December 31, 2006, compared to $89 million at December 31, 2005.

Operating cash flow was $15 million in 2006, $223 million in 2005 and $94 million in 2004. The decrease in operating cash flow for 2006 was primarily due to a significant decline in operating results. The operating cash flow increase in 2005 was primarily due to significantly improved operating results and was partially used to fund a portion of the Fresh Express acquisition.

Capital expenditures were $61 million for 2006 and $43 million for both 2005 and 2004. The increase in 2006 was partially due to the full year impact of the acquisition of Fresh Express, which occurred in June 2005. The 2005 capital expenditures included $12 million related to Fresh Express subsequent to the acquisition. In 2004, capital expenditures included $10 million for implementation of a global business transaction processing system.

The following table summarizes the company’s contractual obligations for future cash payments at December 31, 2006, which are primarily associated with debt service payments, operating leases, pension and severance obligations and long-term purchase contracts:

(In thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt
Parent company	$475,000	$—	$—	$—	$475,000
Subsidiaries	498,475	22,588	43,565	218,875	213,447
Notes and loans payable	55,042	55,042	—	—	—
Interest on debt	500,000	80,000	150,000	145,000	125,000
Operating leases	250,938	87,590	68,795	36,248	58,305
Pension and severance obligations	92,950	12,159	20,385	18,017	42,389
Purchase commitments	1,696,478	632,655	491,404	393,102	179,317

	$3,568,883	$890,034	$774,149	$811,242	$1,093,458

Estimating future cash payments for interest on debt requires significant assumptions. The figures in the table reflect a LIBOR rate of 5.375% and an interest rate of LIBOR plus a margin of 3.00% on the term loans under the CBL Facility for all future periods. No debt principal repayments were assumed, other than normal maturities. The table does not include interest on any borrowings under the revolving credit facility to fund working capital needs.

The company’s purchase commitments consist primarily of long-term contracts to purchase bananas, lettuce and other produce from third-party producers. The terms of these contracts, which set the price for the committed produce to be purchased, range primarily from one to ten years. However, many of these contracts are subject to price renegotiations every one to two years. Therefore, the company is only committed to purchase bananas, lettuce and other produce at the contract price until the renegotiation date. The purchase obligations included in the table are based on the current contract price and the estimated production volume the company is committed to purchase until the renegotiation date. The banana and lettuce purchase commitments reflected in the table above represent normal and customary operating commitments in the industry. Most of the 2007 banana volume to be purchased is reflected above, as the company has secured and committed to its sources for the upcoming year. Substantially all of the contracts provide for minimum penalty payments, which are less than the amounts included in the table, to be paid if the company were to purchase less than the committed volume of bananas or lettuce.

Total debt at both December 31, 2006 and 2005 was $1 billion. The following table provides detail of the company’s debt balances:

	December 31,
(In thousands)	2006	2005
Parent Company
7 1/2% Senior Notes, due 2014	$250,000	$250,000
8 7/8% Senior Notes, due 2015	225,000	225,000

Subsidiaries
CBL credit facility
Term Loan B	24,341	24,588
Term Loan C	369,375	373,125
Revolver	44,000	—
Shipping	100,581	111,413
Other	15,220	12,982

Total debt	$1,028,517	$997,108

The company and Chiquita Brands L.L.C. (“CBL”), the main operating subsidiary of the company, are parties to an amended and restated credit agreement with a syndicate of bank lenders for a senior secured credit facility (the “CBL Facility”), which consists of a $200 million revolving credit facility (the “Revolving Credit Facility”), a $125 million term loan (“Term Loan B”), and a $375 million term loan (“Term Loan C”). Total fees of approximately $18 million were paid to obtain the CBL Facility in June 2005. The company made $100 million of discretionary principal payments on Term Loan B in the second half of 2005. The letter of credit sublimit under the Revolving Credit Facility is $100 million.

At December 31, 2006, $44 million of borrowings were outstanding under the Revolving Credit Facility and $31 million of credit availability was used to support issued letters of credit (including a $7 million letter of credit issued to preserve the right to appeal certain customs claims in Italy), leaving $125 million of credit available. The company borrowed an additional $40 million under the Revolving Credit Facility in January and February 2007, and expects to borrow more to fund peak seasonal working capital needs through March or April 2007. Additionally, as more fully described in Note 15 to the Consolidated Financial Statements, the company may be required to issue letters of credit of up to approximately $50 million in connection with its appeal of certain claims of Italian customs authorities, although the company does not expect to issue letters of credit in 2007 in excess of $25 million for this matter. The company believes that operating cash flow, including the collection of receivables from high season banana sales, should permit it to significantly reduce the revolving credit balance during the second quarter and to fully repay it during the third quarter; however, there can be no assurance in this regard. The company also believes that its cash level, cash flow generated by operating subsidiaries and borrowing capacity will provide sufficient cash reserves and liquidity to fund the company’s working capital needs, capital expenditures and debt service requirements. However, in the event that the company experiences shortfalls in operating performance compared to lender expectations or unanticipated contingencies which require the use of significant amounts of cash, the company may be required to seek further covenant relief or to restructure or replace its credit facility and may be limited in its ability to fund discretionary market or brand-support activities, innovation spending, capital investments and/or acquisitions that had been planned as part of the execution of its long-term growth strategy.

In October 2006, even after obtaining covenant relief in June, the company was required to obtain a temporary waiver, for the period ended September 30, 2006, from compliance with certain financial covenants in the CBL Facility, with which the company otherwise would not have been in compliance. In November 2006, the company obtained a permanent amendment to the CBL Facility to cure the covenant violations that would have otherwise occurred when the temporary waiver expired. The amendment revised certain covenant calculations relating to financial ratios for leverage and fixed charge coverage, established new levels for compliance with those covenants to provide additional financial flexibility, and established new interest rates. Total fees of approximately $2 million were paid to amend the CBL Facility. In March 2007, the company obtained further prospective covenant relief with respect to a proposed financial sanction contained in a plea agreement offer made by the company to the U.S. Department of Justice and other related costs.

The term loans bear interest at LIBOR plus a margin of 2.00% to 3.00%, depending on the company’s consolidated leverage ratio. At December 31, 2006 and 2005, the interest rate on the term loans was LIBOR plus 3.00% and LIBOR plus 2.00%, respectively. The Revolving Credit Facility bears interest at LIBOR plus a margin of 1.25% to 3.00%. At December 31, 2006, the interest rate on the Revolving Credit Facility was LIBOR plus 3.00%. Substantially all U.S. assets of CBL and its subsidiaries are pledged to secure the CBL Facility. The Revolving Credit Facility and Term Loan B are principally secured by the U.S. assets of CBL and its subsidiaries other than Fresh Express and its subsidiaries. The Term Loan C is principally secured by the assets of Fresh Express and its subsidiaries. The CBL Facility is also secured by liens on CBL’s trademarks as well as pledges of equity and guarantees by various subsidiaries worldwide. The CBL Facility is guaranteed by CBII and secured by a pledge of CBL’s equity.

Under the amended CBL Facility, CBL may distribute cash to CBII for routine CBII operating expenses, interest payments on CBII’s 7 1/2% and 8 7/8% Senior Notes and payment of certain other specified CBII liabilities. Until Chiquita meets certain financial ratios and elects to become subject to a reduced maximum CBL leverage ratio, (i) CBL’s distributions to CBII for other purposes, such as dividend payments to Chiquita shareholders and repurchases of CBII’s common stock, warrants and senior notes, are prohibited, and (ii) the ability of CBL and its subsidiaries to incur debt, dispose of assets, carry out mergers and acquisitions, and make capital expenditures is further limited than under the original CBL Facility.

In June 2005, the company issued $225 million of 8 7/8% Senior Notes due 2015, for net proceeds of $219 million. The proceeds were used to finance a portion of the acquisition of Fresh Express. The 8 7/8% Senior Notes are callable on or after June 1, 2010, in whole or from time to time in part, at 104.438% of face value declining to face value in 2013. Before June 1, 2010, the company may redeem some or all of the 8 7/8% Senior Notes at a specified treasury make-whole rate. In addition, before June 1, 2008, the company may redeem up to 35% of the notes at a redemption price of 108.75% of their principal amount using proceeds from sales of certain kinds of company stock.

In September 2004, the company issued $250 million of 7 1/2% Senior Notes due 2014, for net proceeds of $246 million. The proceeds from this offering, together with available cash, were used to repurchase and redeem the company’s then-outstanding 10.56% Senior Notes due 2009. As a result of the premiums associated with the repurchase of the 10.56% Senior Notes, the company recognized a $22 million loss in the 2004 third quarter, which is included in “Other income (expense), net” on the Consolidated Statement of Income. The 7 1/2% Senior Notes are callable on or after November 1, 2009, in whole or from time to time in part, at 103.75% of face value declining to face value in 2012. Before November 1, 2009, the company may redeem some or all of the 7 1/2% Senior Notes at a specified treasury make-whole rate. In addition, before November 1, 2007, the company may redeem up to 35% of the notes at a redemption price of 107.5% of their principal amount using proceeds from sales of certain kinds of company stock. The company is recognizing annual interest savings of approximately $7 million from having replaced the 10.56% Senior Notes with the 7 1/2% Senior Notes.

The indentures for the 7 1/2% and 8 7/8% Senior Notes contain covenants that limit the ability of the company and its subsidiaries to incur debt and issue preferred stock, dispose of assets, make investments, pay dividends or make distributions in respect of the company’s capital stock, create liens, merge or consolidate, issue or sell stock of subsidiaries, enter into transactions with certain stockholders or affiliates, and guarantee company debt. These covenants are generally less restrictive than the covenants under the CBL Facility.

In April 2005, GWF entered into a seven-year secured revolving credit facility for $80 million. The full proceeds from this facility were drawn, of which approximately $30 million was used to exercise buyout options under then-existing capital leases for four vessels, and approximately $50 million was used to finance a portion of the acquisition of Fresh Express. The loan requires GWF to maintain certain financial covenants related to tangible net worth and total debt ratios. GWF may elect to draw parts of or the entire amount of credit available in either U.S. dollars or euro. Euro denominated loans hedge against the potential balance sheet translation impact of the company’s euro net asset exposure.

The company had approximately $500 million of variable-rate debt at December 31, 2006. A 1% change in interest rates would result in a change to interest expense of approximately $5 million annually.

See Note 9 to the Consolidated Financial Statements for additional information regarding the company’s debt.

The company paid a quarterly cash dividend of $0.10 per share on the company’s outstanding shares of stock in the first three quarters of 2006. In the third quarter, the company announced the suspension of its dividend, beginning with the payment that would have been paid in October 2006. Quarterly cash dividends were paid in each of the four quarters of 2005. The payment of dividends is currently prohibited under the CBL Facility; see Note 9 to the Consolidated Financial Statements. If and when permitted in the future, dividends must be approved by the board of directors.

A subsidiary of the company has a €25 million uncommitted credit line and a €17 million committed credit line for bank guarantees to be used primarily to guarantee the company’s payments for licenses and duties in European Union countries. At December 31, 2006, the bank counterparties had provided €15 million of guarantees under these lines.

OFF-BALANCE SHEET ARRANGEMENTS

Other than operating leases entered in the normal course of business, the company does not have any off-balance sheet arrangements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The company’s significant accounting policies are summarized in Note 1 to the Consolidated Financial Statements. The additional discussion below addresses major judgments used in:

•	reviewing the carrying values of intangibles;

•	reviewing the carrying values of property, plant and equipment;

•	accounting for pension and tropical severance plans;

•	accounting for income taxes; and

•	accounting for contingent liabilities.

Review of Carrying Values of Intangibles

Trademarks

At December 31, 2006, the company’s Chiquita trademark had a carrying value of $388 million. The year-end 2006 carrying value was supported by an independent appraisal using the relief-from-royalty method. The relief-from-royalty valuation method estimates the royalty expense that could be avoided in the operating business as a result of owning the respective asset or technology. The royalty savings are measured, tax-affected and, thereafter, converted to present value with a discount rate that considers the risk associated with owning the intangible assets. No impairment was present and no write-down was required. A revenue growth rate of 2.6%, reflecting estimates of long-term U.S. inflation, was used in the appraisal. Other assumptions include a royalty rate of 3.5%, a discount rate of 16.6%, and an income tax rate of 37% applied to the royalty cash flows. The valuation is most sensitive to the royalty rate assumption, which considers market share, market recognition and profitability of products bearing the trademark, as well as license agreements for the trademark. A one-half percentage point change to the royalty rate could impact the appraisal by up to $75 million.

In conjunction with the Fresh Express acquisition in June 2005, the company recorded the Fresh Express trademark, which had a carrying value of $62 million at December 31, 2006. The carrying value of the Fresh Express trademark was also supported by an independent appraisal using the relief-from-royalty method. No impairment was present at December 31, 2006, and no write-down was required.

Goodwill

The company’s $542 million of goodwill at December 31, 2006 consists almost entirely of the goodwill resulting from the Fresh Express acquisition in June 2005. Through the work of an independent appraiser, the company estimated the fair value of Fresh Express based on expected future cash flows generated by Fresh Express discounted at 9.4%. Based on this calculation, there was no indication of impairment at December 31, 2006, and as such, no write-down of the goodwill carrying value was required. A change to the discount rate of one-half percentage point would affect the calculated fair value of Fresh Express by approximately $80 million. Also, a $1 million change per year in the expected future cash flows would affect the calculated fair value of Fresh Express by approximately $9 million.

During the 2006 third quarter, due to a decline in Atlanta AG’s business performance in the period following the implementation of the new EU banana import regime as of January 1, 2006, the company accelerated its testing of the Atlanta AG goodwill and fixed assets for impairment. As a result of this analysis, the company recorded a goodwill impairment charge in the 2006 third quarter for the entire goodwill balance of $43 million.

The goodwill impairment review is highly judgmental and involves the use of significant estimates and assumptions, which have a significant impact on the amount of any impairment charge recorded. Estimates of fair value are primarily determined using discounted cash flow methods and are dependent upon assumptions of future sales trends, market conditions and cash flow over several years. Actual cash flow in the future may differ significantly from those assumed. Other significant assumptions include growth rates and the discount rate applicable to future cash flow.

Other Intangible Assets

At December 31, 2006, the company had a carrying value of $155 million of intangible assets subject to amortization, consisting of $102 million in customer relationships and $53 million in patented technology related to Fresh Express. The carrying value of these assets will be tested for impairment if and when impairment indicators are noted.

Review of Carrying Values of Property, Plant and Equipment

The company also reviews the carrying value of its property, plant and equipment when impairment indicators are noted, as prescribed by Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” by comparing estimates of undiscounted future cash flows, before interest charges, included in the company’s operating plans with the carrying values of the related assets. These reviews at December 31, 2006 and 2005 did not reveal any instances in which an impairment charge was required.

Accounting for Pension and Tropical Severance Plans

Significant assumptions used in the actuarial calculation of the company’s defined benefit pension and foreign pension and severance plans include the discount rate, long-term rate of compensation increase, and the long-term rate of return on plan assets. The weighted average discount rate assumptions were 5.75% and 5.5% at December 31, 2006 and 2005, respectively, for domestic pension plans, which represents the rate on high quality, fixed income investments in the U.S., such as Moody’s Aa rated corporate bonds. The discount rate assumptions for the foreign pension and severance plans were 7.0% and 8.0% at December 31, 2006 and 2005, respectively, which represents the 10-year U.S. Treasury rate adjusted to reflect higher inflation in these countries. The long-term rate of compensation increase for domestic plans was 5.0% in 2006 and 2005. The long-term rate of compensation increase assumed for foreign pension and severance plans was 4.5% in 2006 and 2005. The long-term rate of return on plan assets was assumed to be 8.0% for domestic plans for each of the last two years. The long-term rate of return on plan assets for foreign plans was assumed to be 2.5% for 2006 and 3.25% for 2005. Actual rates of return can differ from the assumed rates, as annual returns under this long-term rate assumption are inherently subject to year-to-year variability.

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

The company constantly reviews its tax positions and records an accrual for estimated losses when it is probable that a liability has been incurred and the amount can be reasonably estimated. Significant judgment is required in evaluating tax positions and determining the company’s provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. The company establishes reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes and interest will be due. These reserves are established when, despite the belief that the tax return positions are fully supportable, the company believes that certain positions are likely to be challenged and may not be sustained on review by tax authorities. The reserves are adjusted in light of changing facts and circumstances, such as the resolution of outstanding tax audits or contingencies in various jurisdictions and expiration of statue of limitations. The provision for income taxes includes the impact of current tax provisions and changes to the reserves that are considered appropriate, as well as the related net interest and penalties.

Effective January 1, 2007, the company adopted FASB Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interest and penalties are included in “Income taxes” in the Consolidated Statement of Income under the company’s current accounting procedures, and the company will continue this practice under FIN 48. See Note 1 to the Consolidated Financial Statements for a description of the expected impact of FIN 48.

Accounting for Contingent Liabilities

On a quarterly basis, the company reviews the status of each claim and legal proceeding and assesses the potential financial exposure. This is coordinated from information obtained through external and internal counsel. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the company accrues a liability for the estimated loss, in accordance with SFAS No. 5, “Accounting for Contingencies.” To the extent the amount of a probable loss is estimable only by reference to a range of equally likely outcomes, and no amount within the range appears to be a better estimate than any other amount, the company accrues the low end of the range. Management draws judgments related to accruals based on the best information available to it at the time, which may be based on estimates and assumptions, including those that depend on external factors beyond the company’s control. As additional information becomes available, the company reassesses the potential liabilities related to pending claims and litigation, and may revise estimates. Such revisions could have a significant impact on the company’s results of operations and financial position.

NEW ACCOUNTING PRONOUNCEMENTS

See Note 1 to the Consolidated Financial Statements for information regarding the company’s adoption of new accounting pronouncements.

RISKS OF INTERNATIONAL OPERATIONS

The company conducts operations in many foreign countries. Information about the company’s operations by geographic area is in Note 14 to the Consolidated Financial Statements. The company’s foreign operations are subject to a variety of risks inherent in doing business abroad.

In 2001, the European Commission (“EC”) amended the quota and licensing regime for the importation of bananas into the EU. In connection with this amendment, it was agreed that the EU banana tariff rate quota system would be followed by a tariff-only system no later than 2006. In order to remain consistent with World Trade Organization (“WTO”) principles, any new EU banana tariff was required under a 2001 WTO decision to “result in at least maintaining total market access” for Latin American suppliers.

In January 2006, the EC implemented the new regulation. The new regime eliminated the quota that was previously applicable and imposed a higher tariff on bananas imported from Latin America, while imports from certain ACP sources are assessed zero tariff on 775,000 metric tons. The new tariff, which increased to €176 from €75 per metric ton, equates to an increase in cost of approximately €1.84 per box for bananas imported by the company into the EU from Latin America, Chiquita’s primary source of bananas. In 2006, the company incurred incremental tariff costs of approximately $116 million. However, the company no longer incurred costs, which totaled $41 million in 2005, to purchase banana import licenses, which are no longer required.

Average banana prices in the company’s core European markets, which primarily consist of the 25 member countries of the EU, fell 11% on a local currency basis in 2006 compared to 2005. Neither the company nor the industry has been able to pass on tariff cost increases to customers or consumers. The overall negative impact of the new regime on the company has been and is expected to remain substantial, despite the company’s ability to maintain its price premium in the European market.

Certain Latin American producing countries have taken steps to challenge this regime as noncompliant with the EU’s World Trade Organization obligations not to discriminate among supplying countries. In February 2007, Ecuador requested arbitration under WTO rules. Other countries are also expected to join these proceedings. Under the applicable arbitration procedures, a decision would not be expected before late fall 2007. There can be no assurance that any challenges will result in changes to the EC’s regime.

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

As previously disclosed, in April 2003 the company’s management and audit committee, in consultation with the board of directors, voluntarily disclosed to the U.S. Department of Justice (the “Justice Department”) that its banana-producing subsidiary in Colombia, which was sold in June 2004, had made payments to certain groups in that country which had been designated under United States law as foreign terrorist organizations. Following the voluntary disclosure, the Justice Department undertook an investigation, including consideration by a grand jury. In March 2004, the Justice Department advised that, as part of its criminal investigation, it would be evaluating the role and conduct of the company and some of its officers in the matter. In September and October 2005, the company was advised that the investigation was continuing and that the conduct of the company and some of its officers and directors was within the scope of the investigation. For the years ended December 31, 2006, 2005 and 2004, the company incurred legal fees and other expenses in response to the continuing investigation and related issues of $8 million, $2 million and $8 million, respectively.

During the fourth quarter of 2006, the company commenced discussions with the Justice Department about the possibility of reaching a plea agreement. As a result of these discussions, and in accordance with the guidelines set forth in SFAS No. 5, “Accounting for Contingencies,” the company recorded a charge of $25 million in its financial statements for the quarter and year ended December 31, 2006. This amount reflects liability for payment of a proposed financial sanction contained in an offer of settlement made by the company to the Justice Department. The $25 million would be paid out in five equal annual installments, with interest, beginning on the date judgment is entered. The Justice Department has indicated that it is prepared to accept both the amount and the payment terms of the proposed $25 million sanction. In addition to the financial sanction, the company anticipates the potential plea agreement would contain customary provisions that prohibit such future conduct or other violations of law and require the company to implement and/or maintain certain business processes and compliance programs, the violation of which could result in setting aside the principal terms of the plea agreement.

Negotiations are ongoing, and there can be no assurance that a plea agreement will be reached or that the financial impacts of any such agreement, if reached, will not exceed the amounts currently accrued in the financial statements. Furthermore, such an agreement would not affect the scope or outcome of any continuing investigation involving any individuals.

In the event an acceptable plea agreement between the company and the Justice Department is not reached, the company believes the Justice Department is likely to file charges, against which the company would aggressively defend itself. The Justice Department has a broad range of civil and criminal sanctions under potentially applicable laws which it may seek to impose against corporations and individuals, including but not limited to injunctive relief, disgorgement of profits, fines, penalties and modifications to business practices and compliance programs. The company is unable to predict all of the financial or other potential impacts that could result from an indictment or conviction of the company or any individual, or from any related litigation, including the materiality of such events. Considering the sanctions that may be pursued by the Justice Department and the company’s defenses against potential claims, the company estimates that the range of financial outcomes upon final adjudication of a criminal proceeding could be between $0 and $150 million.

See “Item 1A – Risk Factors” and “Item 3 – Legal Proceedings” in the Annual Report on Form 10-K for a further description of legal proceedings and other risks.

MARKET RISK MANAGEMENT—FINANCIAL INSTRUMENTS

Chiquita’s products are distributed in approximately 80 countries. Its international sales are made primarily in U.S. dollars and major European currencies. The company reduces currency exchange risk from sales originating in currencies other than the U.S. dollar by exchanging local currencies for dollars promptly upon receipt. The company further reduces its exposure to exchange rate fluctuations by purchasing foreign currency hedging instruments (principally euro put option contracts) to hedge sales denominated in foreign currencies. Currently, the company has such hedging coverage for approximately 70% of its estimated net euro cash flow in 2007 at average put option strike rates of $1.28 per euro and approximately 65% of its estimated net euro cash flow in the first half of 2008 at average strike rates of $1.27 per euro. The company also has €270 million notional amount of sold call options with a strike rate of $1.40 per euro outstanding for the first nine months of 2007. The potential loss on the put and call options from a hypothetical 10% increase in euro currency rates would have been approximately $20 million at December 31, 2006 and $15 million at December 31, 2005. However, the company expects that any loss on these contracts would tend to be more than offset by an increase in the dollar realization of the underlying sales denominated in foreign currencies. The loss on purchased put options is limited to the amount of the put option premium paid.

Chiquita’s interest rate risk arises from its fixed and variable rate debt (see Note 9 to the Consolidated Financial Statements). Of the $1 billion total debt at December 31, 2006, approximately 50% was fixed-rate debt, which was primarily comprised of the company’s $250 million of 7 1/2% Senior Notes and $225 million of 8 7/8% Senior Notes. The adverse change in fair value of the company’s fixed-rate debt from a hypothetical decline in interest rates of 0.5% would have been approximately $14 million at December 31, 2006 and 2005. The company had approximately $500 million of variable-rate debt at December 31, 2006, and as a result, a 1% change in interest rates would result in a change to interest expense of approximately $5 million annually.

The company’s transportation costs are exposed to the risk of rising fuel prices. To reduce this risk, the company enters into fuel oil forward contracts that would offset potential increases in market fuel prices. At December 31, 2006, the company had hedging coverage for approximately 55% of its expected fuel purchases through 2009. The potential loss on these forward contracts from a hypothetical 10% decrease in fuel oil prices would have been approximately $16 million at December 31, 2006 and $6 million at December 31, 2005. However, the company expects that any decline in the fair value of these contracts would be offset by a decrease in the cost of underlying fuel purchases.

See Note 8 to the Consolidated Financial Statements for additional discussion of the company’s hedging activities.

*******

This Annual Report contains certain statements that are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita, including: the impact of the 2006 conversion to a tariff-only banana import regime in the European Union; unusual weather conditions; industry and competitive conditions; financing; product recalls and other events affecting the industry and consumer confidence in the company’s products; the customary risks experienced by global food companies, such as the impact of product and commodity prices, food safety, currency exchange rate fluctuations, government regulations, labor relations, taxes, crop risks, political instability and terrorism; and the outcome of pending governmental investigations and claims involving the company.

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Chiquita Brands International, Inc.

We have audited the accompanying consolidated balance sheets of Chiquita Brands International, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity, and cash flow for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chiquita Brands International, Inc. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flow for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As described in Note 1 to the Consolidated Financial Statements, in 2006, the company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised), “Share-Based Payment,” and Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R).”

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Chiquita Brands International, Inc.’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young
Cincinnati, Ohio
March 7, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Chiquita Brands International, Inc.

We have audited management’s assessment, included in the Annual Report on Form 10-K as of December 31, 2006 of Chiquita Brands International, Inc. (the company), Item 9A – Controls and Procedures – Management’s report on internal control over financial reporting, that the company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that Chiquita Brands International, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity, and cash flow for each of the three years in the period ended December 31, 2006 of Chiquita Brands International, Inc. and our report dated March 7, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young
Cincinnati, Ohio
March 7, 2007

Chiquita Brands International, Inc.

CONSOLIDATED STATEMENT OF INCOME

(In thousands, except per share amounts)	2006	2005	2004
Net sales	$4,499,084	$3,904,361	$3,071,456
Operating expenses
Cost of sales	3,960,903	3,268,128	2,616,900
Selling, general and administrative	416,480	384,184	304,106
Depreciation	77,812	59,763	41,583
Amortization	9,730	5,253	—
Equity in earnings of investees	(5,937)	(600)	(11,173)
Goodwill impairment charge	42,793	—	—
Charge for contingent liabilities	25,000	—	—
Loss on sale of Colombian division	—	—	9,289
Gain on sale of Armuelles division	—	—	(2,196)

	4,526,781	3,716,728	2,958,509

Operating income (loss)	(27,697)	187,633	112,947
Interest income	9,006	10,255	6,167
Interest expense	(85,663)	(60,294)	(38,884)
Other income (expense), net	6,320	(3,054)	(19,428)

Income (loss) before income taxes	(98,034)	134,540	60,802
Income taxes	2,100	(3,100)	(5,400)

Net income (loss)	$(95,934)	$131,440	$55,402

Net income (loss) per common share—basic	$(2.28)	$3.16	$1.36

Net income (loss) per common share—diluted	$(2.28)	$2.92	$1.33

Dividends declared per common share	$0.20	$0.40	$0.10

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.

CONSOLIDATED BALANCE SHEET

	December 31,
(In thousands, except share amounts)	2006	2005
ASSETS
Current assets
Cash and equivalents	$64,915	$89,020
Trade receivables, less allowances of $13,599 and $12,746, respectively	432,327	417,758
Other receivables, net	94,146	96,330
Inventories	240,967	240,496
Prepaid expenses	38,488	25,083
Other current assets	5,650	31,388

Total current assets	876,493	900,075

Property, plant and equipment, net	573,316	592,083
Investments and other assets, net	142,986	148,755
Trademarks	449,085	449,085
Goodwill	541,898	577,543
Other intangible assets, net	154,766	165,558

Total assets	$2,738,544	$2,833,099

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Notes and loans payable	$55,042	$10,600
Long-term debt of subsidiaries due within one year	22,588	20,609
Accounts payable	415,082	426,767
Accrued liabilities	136,906	142,881

Total current liabilities	629,618	600,857

Long-term debt of parent company	475,000	475,000
Long-term debt of subsidiaries	475,887	490,899
Accrued pension and other employee benefits	73,541	78,900
Net deferred tax liability	112,228	115,404
Commitments and contingent liabilities (see Note 15)	25,000	—
Other liabilities	76,443	78,538

Total liabilities	1,867,717	1,839,598

Shareholders’ equity
Common stock, $.01 par value (42,156,833 and 41,930,326 shares outstanding, respectively)	422	419
Capital surplus	686,566	675,710
Retained earnings	172,740	277,090
Accumulated other comprehensive income	11,099	40,282

Total shareholders’ equity	870,827	993,501

Total liabilities and shareholders’ equity	$2,738,544	$2,833,099

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(In thousands)	Common shares	Common stock	Capital surplus	Retained earnings	Accumulated other com- prehensive income	Total share- holders’ equity
DECEMBER 31, 2003	40,037	$400	$630,868	$112,401	$13,677	$757,346

Net income	—	—	—	55,402	—	55,402
Unrealized translation gain	—	—	—	—	15,470	15,470
Change in minimum pension liability	—	—	—	—	(2,855)	(2,855)
Change in fair value of cost investments available for sale	—	—	—	—	(574)	(574)
Change in fair value of derivatives	—	—	—	—	(19,910)	(19,910)
Losses reclassified from OCI into net income	—	—	—	—	24,871	24,871

Comprehensive income						72,404

Exercises of stock options and warrants	802	8	12,490	—	—	12,498
Stock-based compensation	156	2	10,388	—	—	10,390
Share repurchase and retirements	(517)	(5)	(8,241)	(1,380)	—	(9,626)
Share cancellations	(2)	—	(140)	—	—	(140)
Dividends on common stock	—	—	—	(4,048)	—	(4,048)

(In thousands)	Common shares	Common stock	Capital surplus	Retained earnings	Accumulated other com- prehensive income	Total share- holders’ equity
DECEMBER 31, 2004	40,476	405	645,365	162,375	30,679	838,824

Net income	—	—	—	131,440	—	131,440
Unrealized translation loss	—	—	—	—	(19,248)	(19,248)
Change in minimum pension liability	—	—	—	—	(3,318)	(3,318)
Change in fair value of cost investments available for sale	—	—	—	—	(2,320)	(2,320)
Change in fair value of derivatives	—	—	—	—	39,033	39,033
Gains reclassified from OCI into net income	—	—	—	—	(4,544)	(4,544)

Comprehensive income						141,043

Exercises of stock options and warrants	1,348	13	22,514	—	—	22,527
Stock-based compensation	107	1	8,018	—	—	8,019
Share retirements	(1)	—	(187)	—	—	(187)
Dividends on common stock	—	—	—	(16,725)	—	(16,725)

DECEMBER 31, 2005	41,930	419	675,710	277,090	40,282	993,501

Net loss	—	—	—	(95,934)	—	(95,934)
Unrealized translation gain	—	—	—	—	13,392	13,392
Change in minimum pension liability	—	—	—	—	1,739	1,739
Sale of cost investment	—	—	—	—	(6,320)	(6,320)
Change in fair value of cost investments available for sale	—	—	—	—	3,679	3,679
Change in fair value of derivatives	—	—	—	—	(39,505)	(39,505)
Losses reclassified from OCI into net income	—	—	—	—	656	656

Comprehensive loss						(122,293)

Adoption of SFAS No. 158 (see Note 10)	—	—	—	—	(2,824)	(2,824)
Exercises of stock options and warrants	70	1	1,158	—	—	1,159
Stock-based compensation	157	2	9,698	—	—	9,700
Dividends on common stock	—	—	—	(8,416)	—	(8,416)

DECEMBER 31, 2006	42,157	$422	$686,566	$172,740	$11,099	$870,827

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.

CONSOLIDATED STATEMENT OF CASH FLOW

(In thousands)	2006	2005	2004
CASH PROVIDED (USED) BY:
OPERATIONS
Net income (loss)	$(95,934)	$131,440	$55,402
Depreciation and amortization	87,542	65,016	41,583
Equity in earnings of investees	(5,937)	(600)	(11,173)
Goodwill impairment charge	42,793	—	—
Charge for contingent liabilities	25,000	—	—
Gain on sale of Chiquita Brands South Pacific investment	(6,320)	—	—
Pre-tax loss on sale of tropical divisions	—	—	7,093
Income tax benefits	(15,186)	(8,012)	(5,700)
Loss on extinguishment of debt	—	—	21,737
Non-cash charges for Tropical Storm Gamma and fresh-cut fruit consolidation	—	15,460	—
Stock-based compensation	10,381	8,712	10,390
Changes in current assets and liabilities
Trade receivables	(677)	104	(46,236)
Other receivables	(7,833)	(21,118)	7,610
Inventories	(471)	(24,063)	(16,256)
Prepaid expenses and other current assets	(10,898)	7,854	(7,474)
Accounts payable and accrued liabilities	(12,605)	51,697	42,165
Other	5,406	(3,360)	(5,072)

CASH FLOW FROM OPERATIONS	15,261	223,130	94,069

INVESTING
Capital expenditures	(61,240)	(42,656)	(43,442)
Acquisition of businesses	(6,464)	(891,671)	(5,527)
Proceeds from sale of:
Chiquita Brands South Pacific investment	9,172	—	—
Colombian division	—	—	28,500
Seneca preferred stock	—	14,467	—
Other property, plant and equipment	9,080	4,544	10,736
Hurricane Katrina insurance proceeds	5,803	6,950	—
Other	(216)	1,538	(756)

CASH FLOW FROM INVESTING	(43,865)	(906,828)	(10,489)

FINANCING
Issuances of long-term debt	—	781,101	259,394
Repayments of long-term debt	(23,878)	(153,901)	(337,908)
Costs for CBL revolving credit facility and other fees	(3,356)	(4,003)	(743)
Borrowings of notes and loans payable	71,000	783	1,300
Repayments of notes and loans payable	(27,817)	—	—
Proceeds from exercise of stock options/warrants	1,159	22,527	12,498
Dividends on common stock	(12,609)	(16,580)	—
Repurchase of common stock	—	—	(9,626)

CASH FLOW FROM FINANCING	4,499	629,927	(75,085)

Increase (decrease) in cash and equivalents	(24,105)	(53,771)	8,495
Balance at beginning of period	89,020	142,791	134,296

Balance at end of period	$64,915	$89,020	$142,791

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Summary of Significant Accounting Policies

CONSOLIDATION—The Consolidated Financial Statements include the accounts of Chiquita Brands International, Inc. (“CBII”), controlled majority-owned subsidiaries and any entities that are not controlled but require consolidation in accordance with FASB Interpretation No. 46, “Consolidation of Variable Interest Entities—an interpretation of ARB No. 51,” (collectively, “Chiquita” or the company). Intercompany balances and transactions have been eliminated.

USE OF ESTIMATES—The financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Significant estimates inherent in the preparation of the accompanying financial statements include allowance for doubtful accounts, business combinations, intangible asset valuations, pension and severance plans, income taxes and contingencies. Actual results could differ from these estimates.

CASH AND EQUIVALENTS—Cash and equivalents include cash and highly liquid investments with a maturity when purchased of three months or less.

TRADE RECEIVABLES—Trade receivables less allowances reflect the net realizable value of the receivables, and approximate fair value. The company generally does not require collateral or other security to support trade receivables subject to credit risk. To reduce credit risk, the company performs credit investigations prior to establishing customer credit limits and reviews customer credit profiles on an ongoing basis. In Europe, the company purchases credit insurance to further mitigate collections risk. An allowance against the trade receivables is established based on the company’s knowledge of customers’ financial condition, historical loss experience and account past due status compared to invoice payment terms. An allowance is recorded and charged to expense when an account is deemed to be uncollectible. Recoveries of trade receivables previously reserved in the allowance are credited to income.

INVENTORIES—Inventories are valued at the lower of cost or market. Cost for banana growing crops and certain banana inventories is determined on the “last-in, first-out” (LIFO) basis. Cost for other inventory categories, including other fresh produce and value-added salads, is determined on the “first-in, first-out” (FIFO) or average cost basis. Banana and other fresh produce inventories represent costs associated with boxed bananas and other fresh produce not yet sold. Growing crop inventories primarily represent the costs associated with growing banana plants on company-owned farms or growing lettuce on third-party farms where the company bears substantially all of the growing risk. Materials and supplies primarily represent growing and packaging supplies maintained on company-owned farms. Inventory costs are comprised of the purchase cost of materials and, in addition, for bananas and other fresh produce grown on company farms, tropical production labor and overhead.

INVESTMENTS—Investments representing minority interests are accounted for by the equity method when Chiquita has the ability to exercise significant influence over the investees’ operations. Investments that are not publicly traded and that the company does not have the ability to significantly influence are valued at cost. Publicly traded investments that the company does not have the ability to significantly influence are accounted for as available-for-sale securities at fair value. Unrealized holding gains or losses on available-for-sale securities are excluded from operating results and are recognized in shareholders’ equity (accumulated other comprehensive income) until realized. The company assesses declines in the fair value of individual investments to determine whether such declines are other-than-temporary and the investments are impaired.

PROPERTY, PLANT AND EQUIPMENT—Property, plant and equipment are stated at cost, and except for land, are depreciated on a straight-line basis over their estimated remaining useful lives. The company generally uses 25 years to depreciate ships, 30 years for cultivations, 10 to 40 years for buildings and improvements, and 3 to 20 years for machinery and equipment. Cultivations represent the costs to plant and care for the banana plant until such time that the root system can support commercial quantities of fruit, as well as the costs to build levees, drainage canals, and other farm infrastructure to support the banana plants. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts. The difference between the net book value of the asset and proceeds from disposition is recognized as a gain or loss. Routine maintenance and repairs are charged to expense as incurred, while costs of betterments and renewals are capitalized. The company reviews the carrying value of its property, plant and equipment when impairment indicators are noted. No impairment charges were required during 2006 or 2005.

INTANGIBLES—Goodwill and other intangible assets with an indefinite life, such as the company’s trademarks, are reviewed at least annually for impairment. During the 2006 third quarter, due to a decline in Atlanta AG’s business performance in the period following the implementation of the new EU banana import regime as of January 1, 2006, the company accelerated its testing of the Atlanta AG goodwill and fixed assets for impairment. As a result of this analysis, the company recorded a goodwill impairment charge in the 2006 third quarter for $43 million.

The goodwill impairment review is highly judgmental and involves the use of significant estimates and assumptions, which have a significant impact on the amount of any impairment charge recorded. Estimates of fair value are primarily determined using discounted cash flow methods and are dependent upon assumptions of future sales trends, market conditions and cash flow over several years. Actual cash flow in the future may differ significantly from those assumed. Other significant assumptions include growth rates and the discount rate applicable to future cash flow. The company utilizes an independent appraiser to assist with the Fresh Express goodwill impairment analysis.

The company tests the carrying amounts of its trademarks for impairment by obtaining an independent appraisal using a “relief-from-royalty” method. Reviews for impairment at December 31, 2006 of the Fresh Express goodwill and the Chiquita and Fresh Express trademarks indicated that no impairment charges were necessary.

The company’s intangible assets with a definite life consist of customer relationships and patented technology related to Fresh Express. These assets are subject to the amortization provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142 and are amortized on a straight-line basis over their estimated remaining lives. The weighted average remaining life of the Fresh Express customer relationships and patented technology is 18 years and 15 years, respectively.

REVENUE RECOGNITION—The company records revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectibility is reasonably assured. For the company, this point occurs when the product is delivered to, and title to the product passes to, the customer.

SALES INCENTIVES—The company, primarily through its Fresh Cut segment, offers sales incentives and promotions to its customers (resellers) and to consumers. These incentives primarily include volume and growth rebates, exclusivity and placement fees (fees paid to retailers for product display), consumer coupons and promotional discounts. The company follows the requirements of Emerging Issues Task Force (“EITF”) No. 01-9, “Accounting for Consideration Given by a Vendor to a

Customer (including a Reseller of the Vendor’s Products).” Consideration given to customers and consumers related to sales incentives is recorded as a reduction of sales. Changes in the estimated amount of incentives to be paid are treated as changes in estimates and are recognized in the period of change.

SHIPPING AND HANDLING FEES AND COSTS—Shipping and handling fees billed to customers are included in net sales. Shipping and handling costs are recorded in cost of sales.

LEASES—The company leases land and fixed assets for use in operations. The company’s leases are evaluated at inception or at any subsequent material modification and, depending on the lease terms, are classified as either capital leases or operating leases, as appropriate under SFAS No. 13, “Accounting for Leases.” For operating leases that contain built-in pre-determined rent escalations, rent holidays or rent concessions, rent expense is recognized on a straight-line basis over the life of the lease.

STOCK-BASED COMPENSATION—Effective January 1, 2003, on a prospective basis, the company began using the fair value method under SFAS No. 123, “Accounting for Stock-Based Compensation,” to recognize stock option expense in its results of operations for new stock options granted on or after January 1, 2003. For grants prior to that date (the “2002 Grants”), the company accounted for stock options using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” Expense relating to the 2002 Grants has been included in pro forma disclosures rather than the Consolidated Statement of Income. See “New Accounting Pronouncements” below for information on the company’s adoption of SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”). SFAS 123(R) did not have an impact on pre-tax income as it relates to the 2002 Grants, which were fully vested as of the company’s January 1, 2006 adoption date of this standard.

Since 2004, the company’s share-based awards have primarily consisted of restricted stock awards. These awards generally vest over 1-4 years. Prior to vesting, grantees are not eligible to vote or receive dividends on the restricted shares. The fair value of the awards is determined at the grant date and expensed over the period from the grant date to the date the employee is no longer required to provide service to earn the award, which could be immediately in the case of retirement-eligible employees.

The table below illustrates the effect of stock compensation expense on all periods as if the company had always applied the fair value method:

(In thousands, except per share amounts)	2006	2005	2004
Stock compensation expense included in net income (loss) (1)	$10,381	$8,712	$10,390

Net income (loss)	$(95,934)	$131,440	$55,402
Pro forma stock compensation expense (2)	—	(6,052)	(6,657)

Pro forma net income (loss)	$(95,934)	$125,388	$48,745

Basic earnings per common share:
Stock compensation expense included in net income (loss)	$0.25	$0.21	$0.26

Net income (loss)	$(2.28)	$3.16	$1.36
Pro forma stock compensation expense (2)	—	(0.15)	(0.16)

Pro forma net income (loss)	$(2.28)	$3.01	$1.20

Diluted earnings per common share:
Stock compensation expense included in net income (loss)	$0.25	$0.19	$0.25

Net income (loss)	$(2.28)	$2.92	$1.33
Pro forma stock compensation expense (2)	—	(0.14)	(0.16)

Pro forma net income (loss)	$(2.28)	$2.78	$1.17

(1)

Represents expense from stock options of $1.2 million, $1.2 million and $4.6 million in 2006, 2005 and 2004, respectively. Also represents expense from restricted stock awards and LTIP of $9.2 million, $7.5 million and $5.8 million in 2006, 2005 and 2004, respectively. Expense for 2004 includes a charge of $3.6 million for awards granted to the company’s former chairman and chief executive officer that vested upon his retirement as chairman on May 25, 2004.

(2)

Represents the additional amount of stock compensation expense that would have been included in net income had the company applied the fair value method under SFAS No. 123 for awards issued prior to 2003, when the company first began expensing options.

CONTINGENT LIABILITIES—On a quarterly basis, the company reviews the status of each claim and legal proceeding and assesses the potential financial exposure. This is coordinated from information obtained through external and internal counsel. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the company accrues a liability for the estimated loss, in accordance with SFAS No. 5, “Accounting for Contingencies.” To the extent the amount of a probable loss is estimable only by reference to a range of equally likely outcomes, and no amount within the range appears to be a better estimate than any other amount, the company accrues the low end of the range. Management draws judgments related to accruals based on the best information available to it at the time, which may be based on estimates and assumptions, including those that depend on external factors beyond the company’s control. As additional information becomes available, the company reassesses the potential liabilities related to pending claims and litigation, and may revise estimates. Such revisions could have a significant impact on the company’s results of operations and financial position.

INCOME TAXES—The company is subject to income taxes in both the United States and numerous foreign jurisdictions. Income tax expense (benefit) is provided for using the asset and liability method. Deferred income taxes are recognized at currently enacted tax rates for the expected future tax consequences attributable to temporary differences between amounts reported for income tax purposes and financial reporting purposes. Deferred taxes are not provided on the undistributed earnings of subsidiaries operating outside the U.S. that have been permanently reinvested. The company records an appropriate valuation allowance to reduce deferred tax assets to the amount that is “more likely than not” to be realized. The company establishes reserves for tax-related uncertainties based on the estimates of whether, and the extent to which, additional taxes and interest will be due. The impact of reserve provisions and changes to the reserves that are considered appropriate, as well as the related net interest and penalties, are included in “Income taxes” in the Consolidated Statement of Income. See “New Accounting Pronouncements” below for a description of the company’s adoption of FASB Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes.”

EARNINGS PER SHARE—Basic earnings per share is calculated on the basis of the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated on the basis of the sum of the weighted average number of common shares outstanding during the year and the dilutive effect of the assumed conversion to common stock from the exercise or vesting of options, warrants and other stock awards using the treasury stock method. The assumed conversion to common stock of securities that would, on an individual basis, have an anti-dilutive effect on diluted earnings per share is not included in the diluted earnings per share computation.

FOREIGN EXCHANGE AND HEDGING—Chiquita utilizes the U.S. dollar as its functional currency, except for its Atlanta AG operations and operations in France and the Ivory Coast, which use the euro as their functional currency.

The company recognizes all derivatives on the balance sheet at fair value and recognizes the resulting gains or losses as adjustments to net income if the derivative does not qualify for hedge accounting or other comprehensive income (“OCI”) if the derivative does qualify for hedge accounting.

The company is exposed to currency exchange risk on foreign sales and price risk on purchases of fuel oil used in the company’s ships. The company reduces these exposures by purchasing option and forward contracts. These options and forwards qualify for hedge accounting as cash flow hedges. The company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. To the extent that these hedges are effective in offsetting the company’s underlying risk exposure, gains and losses are deferred in accumulated OCI until the underlying transaction is recognized in net income. Gains or losses on effective hedges that have been terminated prior to maturity are also deferred in accumulated OCI until the underlying transaction is recognized in net income. For the ineffective portion of the hedge, gains or losses are reflected in net income in the current period. The earnings impact of the option and forward contracts is recorded in net sales for currency hedges, and in cost of sales for fuel oil hedges. The company does not hold or issue derivative financial instruments for speculative purposes. See Note 8 for additional description of the company’s hedging activities.

NEW ACCOUNTING PRONOUNCEMENTS—On January 1, 2006, the company adopted SFAS 123(R), which is a revision of SFAS No. 123, using the modified-prospective-transition method. Under that transition method, compensation cost recognized in 2006 included (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted on or after January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). With the adoption of SFAS 123(R), stock-based awards granted on or after January 1, 2006 are being recognized as stock-based compensation expense over the period from the grant date to the date the employee is no longer required to provide service to earn the award, which could be immediately in the case of retirement-eligible employees.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value under U.S. GAAP, and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The company is currently assessing the impact of SFAS No. 157 on its financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R).” SFAS No. 158 requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position, recognize through comprehensive income changes in that funded status in the year in which the changes occur, and measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year. On December 31, 2006, the company adopted the provisions of SFAS No. 158. See Note 10 for a further description of the effect of adopting SFAS No. 158.

In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This interpretation is effective for the company beginning January 1, 2007. The company is required to record any FIN 48 adjustments as of January 1, 2007 to beginning retained earnings rather than the Consolidated Statement of Income. The company currently estimates that a cumulative effect adjustment between $19 million and $24 million will be charged to retained earnings on January 1, 2007, to increase reserves for uncertain tax positions. The transition adjustment reflects the maximum statutory amounts of the tax positions, including interest and penalties, without regard to the potential for settlement. The company will continue to include interest and penalties in “Income taxes” in the Consolidated Statement of Income.

In September 2006, the FASB issued FASB Staff Position (“FSP”) No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities.” This FSP eliminates the accrue-in-advance method of accounting for planned major maintenance activities, which the company previously used to account for maintenance of its 12 owned shipping vessels. Upon adoption of this FSP on January 1, 2007, the company will adjust beginning retained earnings for the cumulative effect of this change in accounting principle. Thereafter, the company will defer expenses incurred for major maintenance activities and amortize them over the five-year maintenance interval. The liability at December 31, 2006 related to planned major maintenance activities was approximately $2 million. Adoption of FSP No. AUG AIR-1 is not expected to have a material impact on the company’s Consolidated Statement of Income.

Note 2—Acquisitions and Divestitures

Acquisition of Fresh Express

In June 2005, the company acquired the Fresh Express packaged salad and fresh-cut fruit division of Performance Food Group (“PFG”). Fresh Express is the retail market leader of value-added packaged salads in the United States. The acquisition added about $1 billion to Chiquita’s consolidated annual revenues. The company believes that this acquisition diversified its business, accelerated revenue growth in higher margin value-added products, and provided a more balanced mix of sales between Europe and North America, which makes the company less susceptible to risks unique to Europe, such as recent changes to the European Union banana import regime and foreign exchange risk.

The company paid PFG $855 million in consideration and incurred transaction expenses of $8 million. In addition, the company transferred $35 million to PFG ($6 million in 2006) primarily corresponding to the estimated amount of cash at Fresh Express and outstanding checks (issued by PFG in payment of Fresh Express obligations) in excess of deposits. Additionally, the company incurred approximately $24 million of fees related to the financing of the acquisition, which are being amortized over the effective life of the respective loans, the prepayment of which will result in accelerated amortization. The total payments were funded with $775 million in debt and approximately $145 million in cash.

In conjunction with the purchase price allocation for this transaction, the company recorded the following values for the identifiable tangible and intangible assets and liabilities of Fresh Express (in millions):

Fair value of fixed assets acquired	$211
Intangible assets subject to amortization	170
Intangible assets not subject to amortization	62
Other assets	122
Deferred tax effect of acquisition	(112)
Fair value of liabilities acquired	(95)
Goodwill	540

$898

The fair value of fixed assets and intangible assets acquired was based on independent appraisals. The other assets and liabilities, which primarily represented trade receivables, trade payables and accrued liabilities, were based on historical values and were assumed to be stated at fair market values. Goodwill represents the excess purchase price above the fair market value of the identifiable tangible and intangible assets and liabilities acquired.

Amortization expense of intangible assets totaled $10 million in 2006 and $5 million in 2005 subsequent to the acquisition date of June 28, 2005. The estimated amortization expense in each of the next five years associated with the intangible assets acquired is as follows:

(In thousands)	Amount
2007	$9,800
2008	9,800
2009	9,800
2010	9,400
2011	8,900

With the completion of the acquisition, the company prepared a formal integration plan, the details of which are now complete. Management’s plans included exiting or consolidating certain activities of Fresh Express and included costs such as lease and contract termination, severance and certain other exit costs. As a significant component of the integration plan, the company closed processing facilities in Manteno, Illinois and Kansas City, Missouri as part of a supply chain optimization plan. This plan eliminated redundancies in fresh-cut fruit processing capacity in the Midwestern United States, improved plant utilization and reduced costs. As a result of the closure of the pre-acquisition Chiquita plant at Manteno, the company incurred mostly non-cash charges of $6 million in the fourth quarter of 2005 and $2 million in the first quarter of 2006. Substantially all of these costs were included in “Cost of sales” in the Consolidated Statement of Income. The closure of the pre-acquisition Fresh Express plant at Kansas City and related asset disposals resulted in a $5 million increase to goodwill through purchase price accounting.

Starting with the June 28, 2005 acquisition date, the company’s Consolidated Statement of Income includes the operations of Fresh Express and interest expense on the acquisition financing. Set forth below is summary consolidated pro forma information for the company, giving effect to the acquisition of Fresh Express as though it had been completed on the first day of each period presented. The summary consolidated pro forma information below is based on the purchase price allocation and does not reflect any adjustments related to integration synergies or certain expenses previously allocated to Fresh Express by PFG.

(In millions, except per share amounts)	2006	2005
	(Actual)	(Pro Forma)
Net sales	$4,499.1	$4,421.4
Net income (loss)	(95.9)	121.7

Earnings per share—basic	$(2.28)	$2.93
Earnings per share—diluted	(2.28)	2.70

Other Acquisitions and Divestitures

Darex

In January 2005, the company acquired Darex S.A., a distributor of bananas in Poland, for approximately $5 million in cash, assumption of approximately $5 million of debt and forgiveness of certain receivables.

Chiquita Brands South Pacific

In December 2006, the company sold its 10% ownership in Chiquita Brands South Pacific, an Australian fresh produce distributor. The company received approximately $9 million in cash and realized a $6 million gain on the sale of the shares, which was included in “Other income (expense), net” in the Consolidated Statement of Income.

Seneca Stock

In April 2005, the company sold approximately 968,000 shares of Seneca Foods Corporation preferred stock, which had been received as part of the May 2003 sale of the company’s Chiquita Processed Foods division to Seneca. The company received proceeds of approximately $14 million from the sale of the preferred stock and recorded a $1 million gain on the transaction in the 2005 second quarter in “Other income (expense), net” in the Consolidated Statement of Income.

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

In connection with the sale, Chiquita entered into eight-year agreements to purchase bananas and pineapples from affiliates of the buyer. Under the banana purchase agreement, Chiquita purchases approximately 11 million boxes of Colombian bananas per year at above-market prices. This resulted in a liability of $33 million at the sale date ($26 million at December 31, 2006), which represents the estimated net present value of the above-market premium to be paid for the purchase of bananas over the term of the contract. Substantially all of this liability is included in “Other liabilities” in the Consolidated Balance Sheet. Under the pineapple purchase agreement, Chiquita purchases approximately 2.5 million boxes of Costa Rican golden pineapples per year at below-market prices. This resulted in a receivable of $25 million at the sale date ($20 million at December 31, 2006), which represents the estimated net present value of the discount to be received for the purchase of pineapples over the term of the contract. Substantially all of this receivable is included in “Investments and other assets, net” in the Consolidated Balance Sheet.

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

Note 3—Earnings Per Share

Basic and diluted earnings per common share (“EPS”) are calculated as follows:

(In thousands, except per share amounts)	2006	2005	2004
Net income (loss)	$(95,934)	$131,440	$55,402

Weighted average common shares outstanding (used to calculate basic EPS)	42,084	41,601	40,694
Stock options, warrants and other stock awards	—	3,470	1,047

Shares used to calculate diluted EPS	42,084	45,071	41,741

Basic earnings per common share	$(2.28)	$3.16	$1.36

Diluted earnings per common share	$(2.28)	$2.92	$1.33

The assumed conversions to common stock of the company’s outstanding warrants, stock options and other stock awards, are excluded from the diluted EPS computations for periods in which these items, on an individual basis, have an anti-dilutive effect on diluted EPS. For 2006, the shares used to calculate diluted EPS would have been 42.7 million if the company had generated net income in each quarter during the year.

Note 4—Inventories

Inventories consist of the following:

	December 31,
(In thousands)	2006	2005
Bananas	$45,972	$41,589
Salads	9,296	9,954
Other fresh produce	14,147	12,567
Processed food products	10,989	8,511
Growing crops	101,424	100,658
Materials, supplies and other	59,139	67,217

	$240,967	$240,496

The carrying value of inventories valued by the LIFO method was approximately $91 million at December 31, 2006 and $89 million at December 31, 2005. At current costs, these inventories would have been approximately $14 million and $11 million higher than the LIFO values at December 31, 2006 and 2005, respectively.

Note 5—Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,
(In thousands)	2006	2005
Land	$54,466	$54,734
Buildings and improvements	192,790	179,231
Machinery, equipment and other	357,491	345,525
Ships and containers	177,528	171,714
Cultivations	52,251	44,827

	834,526	796,031
Accumulated depreciation	(261,210)	(203,948)

	$573,316	$592,083

Note 6—Leases

Total rental expense consists of the following:

(In thousands)	2006	2005	2004
Gross rentals
Ships and containers	$101,383	$90,279	$64,707
Other	48,325	43,400	30,874

	149,708	133,679	95,581
Sublease rentals	(5,938)	(3,390)	(804)

	$143,770	$130,289	$94,777

No purchase options exist on ships under operating leases.

Future minimum rental payments required under operating leases having initial or remaining non-cancelable lease terms in excess of one year at December 31, 2006 are as follows:

(In thousands)	Ships and containers	Other	Total
2007	$52,826	$34,764	$87,590
2008	8,210	30,115	38,325
2009	7,760	22,710	30,470
2010	4,725	16,892	21,617
2011	2,283	12,348	14,631
Later years	230	58,075	58,305

Portions of the minimum rental payments for ships constitute reimbursement for ship operating costs paid by the lessor.

Note 7—Equity Method Investments

The company has investments in a number of affiliates which are accounted for using the equity method. These affiliates are primarily engaged in the distribution of fresh produce and are primarily comprised of a number of companies (collectively, the “Chiquita-Unifrutti JV”) that purchase and produce bananas and pineapples in the Philippines and market and distribute these products in Japan and other parts of Asia. The Chiquita-Unifrutti JV is 50%-owned by Chiquita.

Chiquita’s share of the income of these affiliates was $6 million in 2006, $1 million in 2005 and $11 million in 2004, and its investment in these companies totaled $48 million at December 31, 2006 and $41 million at December 31, 2005. The company’s share of undistributed earnings from equity method investments totaled $34 million at December 31, 2006 and $29 million at December 31, 2005. The company’s carrying value of equity method investments was approximately $22 million and $21 million less than the company’s proportionate share of the investees’ underlying net assets at December 31, 2006 and December 31, 2005, respectively. The amount associated with the property, plant and equipment of the underlying investees was not significant.

Summarized unaudited financial information of the Chiquita-Unifrutti JV and other equity method investments owned by the company at December 31, 2006 follows:

(In thousands)	2006	2005	2004
Revenue	$658,383	$568,117	$501,704
Gross profit	63,209	54,085	66,115
Net income	11,242	1,170	22,006

	December 31,
(In thousands)	2006	2005
Current assets	$106,170	$100,577
Total assets	222,620	199,846
Current liabilities	68,203	62,402
Total liabilities	82,338	73,841

Sales by Chiquita to equity method investees were approximately $16 million in 2006, $20 million in 2005 and $15 million in 2004. There were no purchases from equity method investees in 2006, 2005 and 2004. Receivable amounts from equity method investees were not significant at December 31, 2006 and 2005.

Note 8—Financial Instruments

The company enters into contracts to hedge its risks associated with euro exchange rate movements, primarily to reduce the negative earnings and cash flow impact that any significant decline in the value of the euro would have on the conversion of euro-based revenue into U.S. dollars. The company primarily purchases put options to hedge this risk. Purchased put options, which require an upfront premium payment, can reduce the negative earnings impact on the company of a significant future decline in the value of the euro, without limiting the benefit received from a stronger euro. The company also enters into hedge contracts for fuel oil for its shipping operations, which permit it to lock in fuel purchase prices for up to three years and thereby minimize the volatility that changes in fuel prices could have on its operating results.

Foreign currency hedging costs charged to the Consolidated Statement of Income were $17 million in 2006 and $8 million in 2005. These costs reduce any favorable impact of the exchange rate on U.S. dollar realizations of euro-denominated sales. At December 31, 2006, unrealized losses of $19 million on the company’s currency option contracts were included in “Accumulated other comprehensive income,” of which $15 million is expected to be reclassified to net income during the next 12 months. Unrealized losses of $10 million on the fuel forward contracts were also included in “Accumulated other comprehensive income” at December 31, 2006, $3 million of which is expected to be reclassified to net income during the next 12 months.

In late October 2006, the company re-optimized its currency hedge portfolio for the first nine months of 2007. The company invested a net $4.5 million to replace €290 million of euro put options expiring in the first nine months of 2007 at an average rate of $1.20 per euro, with collars for €270 million notional amount, comprised of put options with an average strike price of $1.28 per euro and call options with an average strike price of $1.40 per euro. Gains or losses on the new collars, as well as the losses incurred on the original set of put options, will be deferred in accumulated OCI until the underlying transactions are recognized in net income.

At December 31, 2006, the company’s hedge portfolio was comprised of the following:

Hedge Instrument	Notional Amount	Average Rate/Price	Settlement Year
Currency Hedges
Euro Put Options	€ 340 million	$1.28 / €	2007
Euro Call Options	€ 270 million	$1.40 / €	2007
Euro Put Options	€ 190 million	$1.27 / €	2008
Fuel Hedges
3.5% Rotterdam Barge
Fuel Oil Forward Contracts	140,000 metric tons (mt)	$289 /mt	2007
Fuel Oil Forward Contracts	140,000 mt	$343 /mt	2008
Fuel Oil Forward Contracts	125,000 mt	$343 /mt	2009
Singapore/New York Harbor
Fuel Oil Forward Contracts	30,000 mt	$318 /mt	2007
Fuel Oil Forward Contracts	30,000 mt	$376 / mt	2008
Fuel Oil Forward Contracts	30,000 mt	$373 / mt	2009

At December 31, 2006, the fair value of the foreign currency option and fuel oil forward contracts was a net liability of $6 million, substantially all of which is included in “Other liabilities.” The amount included in net income (loss) for the change in fair value of the fuel oil forward contracts relating to hedge ineffectiveness was not material in 2006 and 2004, and was a gain of $3 million in 2005.

The carrying values and estimated fair values of the company’s debt, fuel oil forward contracts and foreign currency option contracts are summarized below:

	December 31, 2006		December 31, 2005
(Assets (liabilities), in thousands)	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Parent company debt
7 1/2% Senior Notes	$(250,000)	$(230,000)	$(250,000)	$(220,000)
8 7/8% Senior Notes	(225,000)	(216,000)	(225,000)	(210,000)
Subsidiary debt
Term Loan B	(24,341)	(24,000)	(24,588)	(25,000)
Term Loan C	(369,375)	(374,000)	(373,125)	(376,000)
Other	(159,801)	(160,000)	(124,395)	(124,300)
Fuel oil forward contracts	(10,040)	(10,040)	19,150	19,150
Foreign currency option contracts	4,098	4,098	18,603	18,603

The fair value of the company’s publicly-traded debt is based on quoted market prices. The term loans are traded between institutional investors on the secondary loan market, and the fair values of the term loans are based on the last available trading price. Fair values for the foreign currency option and fuel oil forward contracts are based on estimated amounts that the company would pay or receive upon termination of the contracts at December 31, 2006 and 2005. Fair value for other debt is estimated based on the current rates offered to the company for debt of similar maturities.

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

Excluding the effect of the company’s foreign currency option contracts, net foreign exchange gains (losses) were $3 million in 2006, $(21) million in 2005 and $8 million in 2004.

Note 9—Debt

Long-term debt consists of the following:

	December 31,
(In thousands)	2006	2005
Parent Company
7 1/2% Senior Notes, due 2014	$250,000	$250,000
8 7/8% Senior Notes, due 2015	225,000	225,000

Long-term debt of parent company	$475,000	$475,000

Subsidiaries
Loans secured by ships, due in installments from 2007 to 2012 - weighted average interest rate of 5.1% (4.5% in 2005)	$100,581	$111,413
Loans secured by substantially all U.S. assets, due in installments from 2007 to 2012 - variable interest rate of 8.4% (6.2% in 2005)	393,716	397,713
Other loans	4,178	2,382
Less current maturities	(22,588)	(20,609)

Long-term debt of subsidiaries	$475,887	$490,899

Maturities on subsidiary long-term debt during the next five years are as follows:

(In thousands)
2007	$22,588
2008	21,312
2009	22,253
2010	20,212
2011	198,663

In June 2005, the company and Chiquita Brands L.L.C. (“CBL”), the main operating subsidiary of the company, entered into an amended and restated credit agreement with a syndicate of bank lenders for a $650 million senior secured credit facility (the “CBL Facility”) that replaced the credit agreement entered into by CBL in January 2005. Total fees of approximately $18 million were paid to obtain the CBL Facility. In June 2006, the revolver portion of the CBL Facility was increased by $50 million. In October 2006, even after obtaining covenant relief in June 2006, the company was required to obtain a temporary waiver, for the period ended September 30, 2006, from compliance with certain financial covenants in the CBL Facility, with which the company otherwise would not have been in compliance. In November 2006, the company obtained a permanent amendment to the CBL Facility to cure the covenant violations that would have otherwise occurred when the temporary waiver expired. The amendment revised certain covenant calculations relating to financial ratios for leverage and fixed charge coverage, established new levels for compliance with those covenants to provide additional financial flexibility, and established new interest rates. Total fees of approximately $2 million were paid to amend the CBL Facility. In March 2007, the company obtained further prospective covenant relief with respect to a proposed financial sanction contained in a plea agreement offer made by the company to the U.S. Department of Justice and other related costs (see Note 15). The amended CBL Facility consists of:

•

A five-year $200 million revolving credit facility (the “Revolving Credit Facility”). At December 31, 2006, $44 million of borrowings were outstanding and $31 million of credit availability was used to support issued letters of credit, leaving $125 million of credit available under the Revolving Credit Facility. The company borrowed an additional $40 million under the Revolving Credit Facility in January and February 2007. The Revolving Credit Facility bears interest at LIBOR plus a margin of 1.25% to 3.00%, and CBL is required to pay a fee on the daily unused portion of the Revolving Credit Facility of 0.25% to 0.50% per annum, depending in each case on the company’s consolidated leverage ratio. At December 31, 2006, the interest rate on the Revolving Credit Facility was LIBOR plus 3.00%; and

•

Two seven-year term loans, one for $125 million (the “Term Loan B”) and one for $375 million (the “Term Loan C”) (collectively, the “Term Loans”), the proceeds of which were used to finance a portion of the acquisition of Fresh Express. At December 31, 2006, $24 million was outstanding under the Term Loan B and $369 million was outstanding under the Term Loan C. The company made $100 million of principal prepayments on the Term Loan B in 2005. The Term Loans cannot be re-borrowed and each requires quarterly payments, which began in September 2005, amounting to 1% per year of the initial principal amount less any prepayments, for the first six years, with the remaining balance to be paid quarterly in the seventh year. The Term Loans bear interest at LIBOR plus a margin of 2.00% to 3.00%, depending on the company’s consolidated leverage ratio. At December 31, 2006 and 2005, the interest rate on the Term Loans was LIBOR plus 3.00% and LIBOR plus 2.00%, respectively.

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

Under the amended CBL Facility, CBL may distribute cash to CBII for routine CBII operating expenses, interest payments on CBII’s 7 1/2% and 8 7/8% Senior Notes and payment of certain other specified CBII liabilities. Until Chiquita meets certain financial ratios and elects to become subject to a reduced maximum CBL leverage ratio, (i) CBL’s distributions to CBII for other purposes, such as dividend payments to Chiquita shareholders and repurchases of CBII’s common stock, warrants and senior notes, are prohibited, and (ii) the ability of CBL and its subsidiaries to incur debt, dispose of assets, carry out mergers and acquisitions, and make capital expenditures is further limited than under the original CBL Facility.

In June 2005, the company issued $225 million of 8 7/8% Senior Notes due 2015, for net proceeds of $219 million. The proceeds were used to finance a portion of the acquisition of Fresh Express. The 8 7/8% Senior Notes are callable on or after June 1, 2010, in whole or from time to time in part, at 104.438% of face value declining to face value in 2013. Before June 1, 2010, the company may redeem some or all of the 8 7/8% Senior Notes at a specified treasury make-whole rate. In addition, before June 1, 2008, the company may redeem up to 35% of the notes at a redemption price of 108.75% of their principal amount using proceeds from sales of certain kinds of company stock.

In September 2004, the company issued $250 million of 7 1/2% Senior Notes due 2014, for net proceeds of $246 million. The proceeds from this offering, together with available cash, were used to repurchase and redeem the company’s then-outstanding 10.56% Senior Notes due 2009. As a result of the premiums associated with the repurchase of the 10.56% Senior Notes, the company recognized a $22 million loss in the 2004 third quarter, which is included in “Other income (expense), net” on the Consolidated Statement of Income. The 7 1/2% Senior Notes are callable on or after November 1, 2009, in whole or from time to time in part, at 103.75% of face value declining to face value in 2012. Before November 1, 2009, the company may redeem some or all of the 7 1/2% Senior Notes at a specified treasury make-whole rate. In addition, before November 1, 2007, the company may redeem up to 35% of the notes at a redemption price of 107.5% of their principal amount using proceeds from sales of certain kinds of company stock.

The indentures for the 7 1/2% and 8 7/8% Senior Notes contain covenants that limit the ability of the company and its subsidiaries to incur debt and issue preferred stock, dispose of assets, make investments, pay dividends or make distributions in respect of the company’s capital stock, create liens, merge or consolidate, issue or sell stock of subsidiaries, enter into transactions with certain stockholders or affiliates, and guarantee company debt. These covenants are generally less restrictive than the covenants under the CBL Facility.

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

GWF may elect to draw parts of or the entire amount of credit available in either U.S. dollars or euro, at interest rates of LIBOR plus 1.25% for dollar loans and EURIBOR plus 1.25% for euro loans. The GWF Facility requires 13 consecutive semi-annual principal payments, each representing an approximate $4 million reduction in availability, plus a balloon payment at the end of the seven-year term. Amounts available under the GWF Facility may be borrowed, repaid and re-borrowed prior to the final maturity date, subject to the semi-annual payments and corresponding reductions in availability.

The company’s loans secured by its shipping assets are comprised of the following: (i) $63 million are euro denominated with variable rates based on prevailing EURIBOR rates; (ii) $16 million are U.S. dollar denominated with average fixed rates of 5.4%; (iii) $15 million are euro denominated with average fixed interest rates of 5.5%; and (iv) the remaining $7 million are U.S. dollar denominated with variable rates based on prevailing LIBOR rates. Euro denominated loans hedge against the potential balance sheet translation impact of the company’s euro net asset exposure.

As more fully described in Note 15 to the Consolidated Financial Statements, the company may be required to pay, or post bank guarantees for, up to approximately $50 million in connection with its appeal of certain claims of Italian customs authorities. The company issued a letter of credit in the fourth quarter 2006 to allow a bank guarantee to be posted in the amount of approximately €5 million (approximately $7 million), and may in the future be required to post bank guarantees of up to the full amounts claimed. In February 2006, the company increased the letter of credit sublimit under its Revolving Credit Facility from $50 million to $100 million in anticipation of such a contingency.

A subsidiary of the company has a €25 million uncommitted credit line and a €17 million committed credit line for bank guarantees to be used primarily to guarantee the company’s payments for licenses and duties in European Union countries. At December 31, 2006, the bank counterparties had provided €15 million of guarantees under these lines.

The company also borrows funds on a short-term basis. The average interest rates for all short-term notes and loans payable outstanding, excluding borrowings under the Revolving Credit Facility, were 5.1% at December 31, 2006 and 3.4% at December 31, 2005.

Cash payments relating to interest expense were $86 million in 2006, $60 million in 2005 and $42 million in 2004.

Note 10—Pension and Severance Benefits

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

On December 31, 2006, the company adopted the provisions of SFAS No. 158 (see Note 1). The incremental effects of adopting the provisions of SFAS No. 158 on the company’s Consolidated Balance Sheet are presented in the following table. The adoption of SFAS No. 158 had no effect on the company’s Consolidated Statement of Income.

	At December 31, 2006
(In thousands)	Prior to Adopting SFAS No. 158	Effect of Adopting SFAS No. 158	As Reported at December 31, 2006
Other intangible assets, net	$155,589	$(823)	$154,766
Accrued liabilities	129,234	7,672	136,906
Accrued pension and other employee benefits	79,212	(5,671)	73,541
Accumulated other comprehensive income	13,923	(2,824)	11,099

Included in accumulated other comprehensive income at December 31, 2006 are the following amounts that have not yet been recognized in net periodic pension cost: unrecognized prior service costs of $1 million and unrecognized actuarial losses of $11 million. The prior service costs and actuarial losses included in accumulated other comprehensive income and expected to be included in net periodic pension cost during the year ended December 31, 2007 are approximately $300,000 and $800,000, respectively.

Pension and severance expense consists of the following:

	Domestic Plans
(In thousands)	2006	2005	2004
Defined benefit and severance plans:
Service cost	$401	$444	$431
Interest on projected benefit obligation	1,501	1,509	1,529
Expected return on plan assets	(1,730)	(1,667)	(1,622)
Recognized actuarial loss	381	234	133

	553	520	471
Defined contribution plans	9,385	5,933	2,803

Total pension and severance plan expense	$9,938	$6,453	$3,274

	Foreign Plans
(In thousands)	2006	2005	2004
Defined benefit and severance plans:
Service cost	$6,518	$4,182	$4,341
Interest on projected benefit obligation	4,126	4,308	4,562
Expected return on plan assets	(223)	(289)	(384)
Recognized actuarial (gain) loss	443	(194)	1,567
Amortization of prior service cost	874	933	717

	11,738	8,940	10,803
Curtailment loss	—	625	—
Settlement gain	(905)	(1,669)	(573)

	10,833	7,896	10,230
Defined contribution plans	409	403	384

Total pension and severance plan expense	$11,242	$8,299	$10,614

The company’s pension and severance benefit obligations relate primarily to Central American benefits which, in accordance with local government regulations, are generally not funded until benefits are paid. Domestic pension plans are funded in accordance with the requirements of the Employee Retirement Income Security Act.

The increase in expense in 2006 and 2005 for the domestic defined contribution plan was primarily due to the June 28, 2005 acquisition of Fresh Express.

Primarily as a result of significant flooding to the company’s farms in Panama and Honduras during 2005, the company terminated a significant number of employees and recognized a net settlement gain of $1 million in 2006 and a net curtailment and settlement gain of $1 million in 2005 related to Central American employee benefit plans.

Financial information with respect to the company’s domestic and foreign defined benefit pension and severance plans is as follows:

	Domestic Plans
	Year Ended December 31,
(In thousands)	2006	2005
Fair value of plan assets at beginning of year	$21,972	$21,866
Actual return on plan assets	2,223	608
Employer contributions	1,685	1,424
Benefits paid	(1,768)	(1,926)

Fair value of plan assets at end of year	$24,112	$21,972

Projected benefit obligation at beginning of year	$27,435	$27,155
Service and interest cost	1,902	1,953
Actuarial (gain) loss	(125)	253
Benefits paid	(1,768)	(1,926)

Projected benefit obligation at end of year	$27,444	$27,435

Plan assets less than projected benefit obligation	$(3,332)	$(5,463)

Unrecognized actuarial loss		4,776
Adjustment to recognize minimum pension and severance liability		(4,392)

Accrued pension and severance plan liability		$(5,079)

	Foreign Plans
	Year Ended December 31,
(In thousands)	2006	2005
Fair value of plan assets at beginning of year	$8,507	$9,676
Actual return on plan assets	317	89
Employer contributions	9,301	10,393
Benefits paid	(9,697)	(10,845)
Foreign exchange	582	(806)

Fair value of plan assets at end of year	$9,010	$8,507

Projected benefit obligation at beginning of year	$52,374	$55,260
Service and interest cost	10,644	8,490
Actuarial loss	4,426	2,095
Benefits paid	(9,697)	(10,845)
Curtailment loss	—	21
Foreign exchange	2,027	(2,647)

Projected benefit obligation at end of year	$59,774	$52,374

Plan assets less than projected benefit obligation	$(50,764)	$(43,867)

Unrecognized actuarial loss		1,862
Unrecognized prior service cost		1,802
Adjustment to recognize minimum pension and severance liability		(7,232)

Accrued pension and severance plan liability		$(47,435)

The accumulated benefit obligation was $80 million and $74 million as of December 31, 2006 and December 31, 2005, respectively.

The following weighted-average assumptions were used to determine the projected benefit obligations for the company’s domestic pension plans and foreign pension and severance plans:

	Domestic Plans		Foreign Plans
	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005
Discount rate	5.75%	5.50%	7.00%	8.00%
Long-term rate of compensation increase	5.00%	5.00%	4.50%	4.50%
Long-term rate of return on plan assets	8.00%	8.00%	2.50%	3.25%

The company’s long-term rate of return on plan assets is based on the strategic asset allocation and future expected returns on plan assets.

The weighted-average asset allocations of the company’s domestic pension plans and foreign pension and severance plans by asset category are as follows:

	Domestic Plans		Foreign Plans
	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005
Asset Category

Equity securities	73%	74%	—	—
Fixed income securities	23%	24%	61%	62%
Cash and equivalents	4%	2%	39%	38%

The primary investment objective for the domestic plan’s fund is preservation of capital with a reasonable amount of long-term growth and income without undue exposure to risk. This is provided by a balanced strategy using fixed income, equities and cash equivalents. The target allocation of the overall fund is 75% equities and 25% fixed income. The cash position is maintained at a level sufficient to provide for the liquidity needs of the fund. For the funds covering the foreign plans, the asset allocations are primarily mandated by the applicable governments, with an investment objective of minimal risk exposure.

The company expects to contribute $2 million to its domestic defined benefit pension plans and $10 million to its foreign pension and severance plans in 2007.

Expected benefit payments for the company’s domestic defined benefit pension plans and foreign pension and severance plans are as follows (in thousands):

	Domestic Plans	Foreign Plans
2007	$2,234	$9,925
2008	2,235	8,398
2009	2,246	7,506
2010	2,284	6,981
2011	2,264	6,488
2012-2016	11,193	31,196

Note 11—Stock-Based Compensation

The company may issue up to an aggregate of 9.4 million shares of common stock as stock options, stock awards (including restricted stock awards), performance awards and stock appreciation rights (“SARs”) under its stock option plan; at December 31, 2006, 3.0 million shares were available for future grants. The awards may be granted to directors, officers, other key employees and consultants. Stock options provide for the purchase of shares of common stock at fair market value at the date of grant. The company issues new shares when options are exercised under the stock plan.

Stock Options

Options for approximately 2 million shares were outstanding at December 31, 2006 under this plan. These options generally vest over four years and are exercisable for a period not in excess of 10 years. In addition to the options granted under the plan, the table below also includes an inducement stock option grant for 325,000 shares made to the company’s chief executive officer in January 2004 in accordance with New York Stock Exchange rules. Additionally, but not included in the table below, there were 22,000 SARs granted to certain non-U.S. employees outstanding at December 31, 2006.

A summary of the activity and related information for the company’s stock options follows:

	2006		2005		2004
(In thousands, except per share amounts)	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Under option at beginning of year	2,418	$17.48	3,783	$17.20	4,326	$16.47
Options granted	—	—	—	—	335	23.17
Options exercised	(70)	16.48	(1,330)	16.70	(649)	15.57
Options forfeited or expired	(105)	17.03	(35)	17.09	(229)	16.74

Under option at end of year	2,243	$17.53	2,418	$17.48	3,783	$17.20

Options exercisable at end of year	2,048	$17.10	1,454	$16.97	1,987	$16.67

Options outstanding as of December 31, 2006 had a weighted average remaining contractual life of 6 years and had exercise prices ranging from $11.73 to $23.43. The following table provides further information on the range of exercise prices:

	Options Outstanding			Options Exercisable
(In thousands, except per share amounts)	Shares	Weighted average exercise price	Weighted average remaining life	Shares	Weighted average exercise price
Exercise Price
$11.73 - $15.15	210	$13.27	6 years	186	$13.04
16.92 - 16.97	1,684	16.95	5 years	1,684	16.95
17.20 - 17.32	14	17.23	7 years	11	17.23
23.16 - 23.43	335	23.17	7 years	167	23.17

The estimated weighted average fair value per option share granted was $12.47 for 2004 using a Black-Scholes option pricing model based on market prices and the following assumptions at the date of option grant: weighted average risk-free interest rate of 3.0%, dividend yield of 0%, volatility factor for the company’s common stock price of 60%, and a weighted average expected life of five years for options not forfeited.

At December 31, 2006, there was $1 million of total unrecognized pre-tax compensation cost related to unvested stock options. This cost is expected to be recognized in 2007.

Restricted Stock

Since 2004, the company’s share-based awards have primarily consisted of restricted stock awards. These awards generally vest over 1-4 years, and the fair value of the awards at the grant date is expensed over the period from the grant date to the date the employee is no longer required to provide service to earn the award. Prior to vesting, grantees are not eligible to vote or receive dividends on the restricted shares.

A summary of the activity and related information for the company’s restricted stock awards follows:

	2006		2005		2004
(In thousands, except per share amounts)	Shares	Weighted average grant date price	Shares	Weighted average grant date price	Shares	Weighted average grant date price
Unvested shares at beginning of year	654	$23.84	457	$22.07	53	$12.74
Shares granted	1,197	14.92	363	25.14	606	22.31
Shares vested	(531)	19.20	(142)	22.00	(189)	20.29
Shares forfeited	(39)	21.70	(24)	20.92	(13)	21.40

Unvested shares at end of year	1,281	$17.49	654	$23.84	457	$22.07

At December 31, 2006, there was $15 million of total unrecognized pre-tax compensation cost related to unvested restricted stock awards. This cost is expected to be recognized over a weighted-average period of approximately 3 years.

Long-Term Incentive Program

The company has established a Long-Term Incentive Program (LTIP) for certain executive level employees. Awards are intended to be performance-based compensation as defined in Section 162(m) of the Internal Revenue Code. For the three year period of 2006-2008, the program allows for awards to be issued at the end of 2008 based upon the cumulative earnings per share of the company for that time period. Awards are expensed over the three-year vesting period. Based on cumulative earnings per share estimates for the three-year period, the company does not currently expect to achieve target levels under the program to allow awards to be issued at the end of 2008. As a result, no expense was recognized in 2006 relating to this program, although the company will continue to evaluate its earnings per share performance for the purpose of determining expense for this program.

Note 12—Shareholders’ Equity

The company’s Certificate of Incorporation authorizes 20 million shares of preferred stock and 150 million shares of common stock. Warrants representing the right to purchase 13.3 million shares of common stock were issued in 2002. The warrants have an exercise price of $19.23 per share and are exercisable through March 19, 2009.

At December 31, 2006, shares of common stock were reserved for the following purposes:

Issuance upon exercise of stock options and other stock awards (see Note 11)	6.6 million
Issuance upon exercise of warrants	13.3 million

The company’s shareholders’ equity includes accumulated other comprehensive income at December 31, 2006 comprised of unrealized losses on derivatives of $29 million, unrealized translation gains of $50 million, a $2 million adjustment to increase the fair value of a cost investment, and unrecognized prior service costs and actuarial losses of $12 million. The accumulated other comprehensive income balance at December 31, 2005 included unrealized gains on derivatives of $10 million, unrealized translation gains of $36 million, a $4 million adjustment to increase the fair value of cost investments and a minimum pension liability adjustment of $10 million.

In late 2004, Chiquita initiated a quarterly cash dividend of $0.10 per share on the company’s outstanding shares of common stock. In September 2006, the board of directors suspended the dividend. The payment of dividends is currently prohibited under the CBL Facility; see Note 9 to the Consolidated Financial Statements. If and when permitted in the future, dividends must be approved by the board of directors.

The company purchased approximately $10 million of its shares of common stock in 2004 (approximately 517,000 shares at an average price of $18.62 per share).

Note 13—Income Taxes

Income taxes consist of the following:

(In thousands)	U.S. Federal	U.S. State	Foreign	Total
2006
Current tax expense (benefit)	$(2,548)	$(435)	$4,537	$1,554
Deferred tax benefit	—	(1,661)	(1,993)	(3,654)

	$(2,548)	$(2,096)	$2,544	$(2,100)

2005
Current tax expense (benefit)	$(836)	$1,932	$5,524	$6,620
Deferred tax benefit	—	(1,865)	(1,655)	(3,520)

	$(836)	$67	$3,869	$3,100

2004
Current tax expense (benefit)	$(1,057)	$692	$11,299	$10,934
Deferred tax expense (benefit)	—	107	(5,641)	(5,534)

	$(1,057)	$799	$5,658	$5,400

Income tax expense differs from income taxes computed at the U.S. federal statutory rate for the following reasons:

(In thousands)	2006	2005	2004
Income tax expense (benefit) computed at U.S. federal statutory rate	$(34,312)	$47,089	$21,281
State income taxes, net of federal benefit	(848)	(760)	164
Impact of foreign operations	(1,607)	(84,371)	(56,468)
Change in valuation allowance	35,298	41,029	42,529
Non-deductible charge for contingent liability	8,750	—	—
Benefit from change in German tax law	(5,061)	—	—
Benefit from sale of Colombian division	—	—	(5,700)
Tax contingencies	(6,252)	(4,258)	685
Other	1,932	4,371	2,909

Income tax expense (benefit)	$(2,100)	$3,100	$5,400

Income taxes for 2006 include benefits of $10 million primarily from the resolution of tax contingencies in various jurisdictions and a reduction in valuation allowance. In addition, the company recorded a tax benefit of $5 million as a result of a change in German tax law. Income taxes for 2005 included benefits of $8 million primarily from the resolution of tax contingencies and reduction in the valuation allowance of a foreign subsidiary due to the execution of tax planning initiatives. Income tax expense in 2004 included a benefit of $5.7 million from the release to income, upon the sale of the Colombian banana production division, of a deferred tax liability related to growing crops in Colombia.

The components of deferred income taxes included on the balance sheet are as follows:

	December 31,
(In thousands)	2006	2005
Deferred tax benefits
Net operating loss carryforwards	$230,004	$215,674
Other tax carryforwards	1,269	1,103
Employee benefits	31,915	26,351
Accrued expenses	12,437	11,498
Depreciation and amortization	8,268	10,384
Other	12,532	15,563

	296,425	280,573

Deferred tax liabilities
Growing crops	(21,085)	(21,419)
Trademarks	(172,313)	(170,988)
Other	(3,346)	(3,245)

	(196,744)	(195,652)

	99,681	84,921
Valuation allowance	(211,909)	(200,325)

Net deferred tax liability	$(112,228)	$(115,404)

U.S. net operating loss carryforwards (“NOLs”) were $328 million as of December 31, 2006 and $313 million as of December 31, 2005. The U.S. NOLs existing at December 31, 2006 will expire between 2024 and 2027. Foreign NOLs were $293 million in 2006 and $279 million in 2005. $165 million of the foreign NOLs existing at December 31, 2006 will expire between 2007 and 2017. The remaining $128 million of NOLs existing at December 31, 2006 have an indefinite carryforward period.

A valuation allowance has been established against the deferred tax assets described above due to the company’s history of tax losses in specific tax jurisdictions as well as the fact that the deferred tax assets are subject to challenge under audit.

The change in the valuation allowance of $12 million reflected in the above table is due to the net effect of changes in deferred tax assets in U.S. and foreign jurisdictions. An increase of $35 million was primarily due to the net effect of the creation of new NOLs and the use of NOLs to offset taxable income in the current year, partially offset by a reduction of $23 million primarily due to a reduction in U.S. NOLs in conjunction with the closure of a tax audit and foreign NOLs that expired in 2006.

Income before taxes attributable to foreign operations was $16 million in 2006, $230 million in 2005, and $173 million in 2004. Undistributed earnings of foreign subsidiaries, approximately $1.2 billion at December 31, 2006, have been permanently reinvested in foreign operating assets. Accordingly, no provision for U.S. federal and state income taxes has been provided on these earnings.

Cash payments for income taxes were $15 million in 2006, $10 million in 2005, and $13 million in 2004. No income tax expense is associated with any of the items included in other comprehensive income.

In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes.” This interpretation is effective for the company beginning January 1, 2007. See Note 1 to the Consolidated Financial Statements for a further description of FIN 48 and its expected impact on the company’s financial statements.

Note 14—Segment Information

Since the acquisition of Fresh Express in June 2005, the company has reported three business segments: Bananas, Fresh Select, and Fresh Cut. The Banana segment includes the sourcing (purchase and production), transportation, marketing and distribution of bananas. The Fresh Select segment includes the sourcing, marketing and distribution of whole fresh fruits and vegetables other than bananas. The Fresh Cut segment includes value-added salads, foodservice and fresh-cut fruit operations. Remaining operations, which are reported in “Other,” primarily consist of processed fruit ingredient products, which are produced in Latin America and sold in other parts of the world, and other consumer packaged goods. The company evaluates the performance of its business segments based on operating income. Intercompany transactions between segments are eliminated.

Financial information for each segment follows:

(In thousands)	Bananas	Fresh Select	Fresh Cut	Other	Consolidated
2006
Net sales	$1,933,866	$1,355,963	$1,139,097	$70,158	$4,499,084
Segment operating income (loss)[1]	(20,591)	(27,341)	24,823	(4,588)	(27,697)
Depreciation and amortization	32,890	6,095	47,692	865	87,542
Equity in earnings of investees[2]	2,369	3,166	—	402	5,937
Total assets[3]	1,225,540	388,331	1,083,549	41,124	2,738,544
Investment in equity affiliates[2]	33,167	13,922	—	648	47,737
Expenditures for long-lived assets	30,635	3,832	30,588	2,649	67,704
Net operating assets	757,375	200,111	848,107	28,836	1,834,429

2005
Net sales	$1,950,565	$1,353,573	$538,667	$61,556	$3,904,361
Segment operating income (loss)	182,029	10,546	(3,276)	(1,666)	187,633
Depreciation and amortization	34,130	6,272	23,788	826	65,016
Equity in earnings of investees[2]	(656)	2,057	—	(801)	600
Total assets[3]	1,305,888	384,204	1,109,868	33,139	2,833,099
Investment in equity affiliates[2]	31,276	9,888	—	245	41,409
Expenditures for long-lived assets	28,420	3,547	899,149	3,211	934,327
Net operating assets	804,005	199,495	878,837	19,252	1,901,589

2004
Net sales	$1,713,160	$1,289,145	$10,437	$58,714	$3,071,456
Segment operating income (loss)	122,739	440	(13,422)	3,190	112,947
Depreciation	32,850	7,507	579	647	41,583
Equity in earnings of investees[2]	9,754	1,420	—	(1)	11,173
Total assets	1,324,579	419,790	9,501	26,168	1,780,038
Investment in equity affiliates[2]	32,302	8,225	—	1,046	41,573
Expenditures for long-lived assets	40,135	6,926	379	1,529	48,969
Net operating assets	797,626	220,580	7,155	20,139	1,045,500

[1]

The Fresh Select and Banana segment results include $29 million and $14 million, respectively, of goodwill impairment charges in 2006 from the Atlanta AG business. The Banana segment also includes a $25 million charge for a potential settlement related to the U.S. Department of Justice investigation of the company.

[2]	See Note 7 for further information related to investments in and income from equity method investments.
[3]

At December 31, 2006, goodwill of $542 million is primarily related to Fresh Express and included in the Fresh Cut segment. At December 31, 2005, goodwill of $536 million, $28 million and $14 million, respectively, were allocated to the Fresh Cut, Fresh Select and Banana segments.

The reconciliation of Consolidated Statement of Cash Flow captions to expenditures for long-lived assets follows:

(In thousands)	2006	2005	2004
Per Consolidated Statement of Cash Flow:
Capital expenditures	$61,240	$42,656	$43,442
Acquisition of businesses	6,464	891,671	5,527

Expenditures for long-lived assets	$67,704	$934,327	$48,969

The reconciliation of the Consolidated Balance Sheet total assets to net operating assets follows:

	December 31,
(In thousands)	2006	2005
Total assets	$2,738,544	$2,833,099
Less:
Cash	(64,915)	(89,020)
Accounts payable	(415,082)	(426,767)
Accrued liabilities	(136,906)	(142,881)
Accrued pension and other employee benefits	(73,541)	(78,900)
Net deferred tax liability	(112,228)	(115,404)
Commitments and contingent liabilities	(25,000)	—
Other liabilities	(76,443)	(78,538)

Net operating assets	$1,834,429	$1,901,589

Financial information by geographic area is as follows:

(In thousands)	2006	2005	2004
Net sales
United States	$1,864,421	$1,261,246	$715,846
Italy	218,623	253,170	214,301
Germany	1,188,003	1,228,326	1,090,381
Other international	1,228,037	1,161,619	1,050,928

	$4,499,084	$3,904,361	$3,071,456

	December 31,
(In thousands)	2006	2005
Long-lived assets
United States	$1,240,065	$1,264,440
Central and South America	143,173	138,755
Germany	94,523	124,611
Other international	258,508	270,118
Shipping operations	125,782	135,100

	$1,862,051	$1,933,024

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

Note 15—Contingencies

As previously disclosed, in April 2003 the company’s management and audit committee, in consultation with the board of directors, voluntarily disclosed to the U.S. Department of Justice (the “Justice Department”) that its banana-producing subsidiary in Colombia, which was sold in June 2004, had made payments to certain groups in that country which had been designated under United States law as foreign terrorist organizations. Following the voluntary disclosure, the Justice Department undertook an investigation, including consideration by a grand jury. In March 2004, the Justice Department advised that, as part of its criminal investigation, it would be evaluating the role and conduct of the company and some of its officers in the matter. In September and October 2005, the company was advised that the investigation was continuing and that the conduct of the company and some of its officers and directors was within the scope of the investigation. For the years ended December 31, 2006, 2005 and 2004, the company incurred legal fees and other expenses in response to the continuing investigation and related issues of $8 million, $2 million and $8 million, respectively.

During the fourth quarter of 2006, the company commenced discussions with the Justice Department about the possibility of reaching a plea agreement. As a result of these discussions, and in accordance with the guidelines set forth in SFAS No. 5, “Accounting for Contingencies,” the company recorded a charge of $25 million in its financial statements for the quarter and year ended December 31, 2006. This amount reflects liability for payment of a proposed financial sanction contained in an offer of settlement made by the company to the Justice Department. The $25 million would be paid out in five equal annual installments, with interest, beginning on the date judgment is entered. The Justice Department has indicated that it is prepared to accept both the amount and the payment terms of the proposed $25 million sanction. In addition to the financial sanction, the company anticipates the potential plea agreement would contain customary provisions that prohibit such future conduct or other violations of law and require the company to implement and/or maintain certain business processes and compliance programs, the violation of which could result in setting aside the principal terms of the plea agreement.

Negotiations are ongoing, and there can be no assurance that a plea agreement will be reached or that the financial impacts of any such agreement, if reached, will not exceed the amounts currently accrued in the financial statements. Furthermore, such an agreement would not affect the scope or outcome of any continuing investigation involving any individuals.

In the event an acceptable plea agreement between the company and the Justice Department is not reached, the company believes the Justice Department is likely to file charges, against which the company would aggressively defend itself. The Justice Department has a broad range of civil and criminal sanctions under potentially applicable laws which it may seek to impose against corporations and individuals, including but not limited to injunctive relief, disgorgement of profits, fines, penalties and modifications to business practices and compliance programs. The company is unable to predict all of the financial or other potential impacts that could result from an indictment or conviction of the company or any individual, or from any related litigation, including the materiality of such events. Considering the sanctions that may be pursued by the Justice Department and the company’s defenses against potential claims, the company estimates that the range of financial outcomes upon final adjudication of a criminal proceeding could be between $0 and $150 million.

In October 2004 and May 2005, the company’s Italian subsidiary received separate notices from various customs authorities in Italy stating that this subsidiary is potentially liable for an aggregate of approximately €26.9 million of additional duties and taxes on the import of certain bananas into the European Union from 1998 to 2000, plus interest currently estimated at approximately €15.0 million. The customs authorities claim that these amounts are due because the bananas were imported with licenses that were subsequently determined to have been forged. The company is contesting these claims through appropriate proceedings, principally on the basis of its good faith belief at the time the import licenses were obtained and used that they were valid. The company’s Italian subsidiary is requesting suspension of payment, pending appeal, of the approximately €13.8 million formally assessed thus far in these cases, and intends to request suspension of payment, when appropriate, of additional assessments as they are received. In October 2006, the Italian subsidiary received notice in one proceeding in a court of first instance, that the court had determined that Chiquita Italia was jointly liable for a claim of €4.7 million plus interest accrued from November 2004. Chiquita Italia intends to appeal this finding; the applicable appeal would involve a review of the entire factual record of the case as well as all the legal arguments, including those presented during the appeals process, and the appellate court can render a decision on the case that disregards or substantially modifies the lower court’s opinion. Pending appeal, Chiquita Italia issued a letter of credit to allow a bank guarantee to be posted in the amount of approximately €5 million (approximately $7 million), and may in the future be required to post bank guarantees for up to the full amounts claimed.

In June 2005, Chiquita announced that its management had recently become aware that certain of its employees had shared pricing and volume information with competitors in Europe over many years in violation of European competition laws and company policies, and may have engaged in several instances of other conduct which did not comply with European competition laws or applicable company policies. The company promptly stopped the conduct and notified the European Commission (“EC”) and other regulatory authorities of these matters; the company is cooperating with the related investigation subsequently commenced by the EC. Based on the company’s voluntary notification and cooperation with the investigation, the EC notified Chiquita that it would be granted immunity from any fines related to the conduct, subject to customary conditions, including the company’s continuing cooperation with the investigation and a continued determination of its eligibility for immunity. Accordingly, Chiquita does not expect to be subject to any fines by the EC. However, if at the conclusion of its investigation, which could continue through 2007 or later, the EC were to determine, among other things, that Chiquita did not continue to cooperate or was not otherwise eligible for immunity, then the company could be subject to fines, which, if imposed, could be substantial. The company does not believe that the reporting of these matters or the cessation of the conduct has had or should in the future have any material adverse effect on the regulatory or competitive environment in which it operates.

Other than the $25 million accrual noted above for potential liability related to the Justice Department investigation at December 31, 2006, the Consolidated Balance Sheet does not reflect a liability for these contingencies for any of the periods presented.

Note 16—Quarterly Financial Data (Unaudited)

The following quarterly financial data are unaudited, but in the opinion of management include all necessary adjustments for a fair presentation of the interim results, which are subject to significant seasonal variations.

2006

(In thousands, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Net sales	$1,153,652	$1,228,676	$1,032,004	$1,084,752
Cost of sales	(992,695)	(1,060,536)	(951,945)	(955,727)
Operating income (loss)	39,259	45,399	(78,508)	(33,847)
Net income (loss)	19,506	22,868	(96,439)	(41,869)

Basic earnings (loss) per share	0.46	0.54	(2.29)	(0.99)

Diluted earnings (loss) per share	0.46	0.54	(2.29)	(0.99)

Common stock market price
High	20.34	16.82	17.47	16.16
Low	16.73	12.99	12.78	12.64

2005

(In thousands, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Net sales	$931,829	$1,019,444	$954,006	$999,082
Cost of sales	(751,386)	(854,259)	(810,541)	(851,942)
Operating income (loss)	93,698	74,624	20,041	(730)
Net income (loss)	86,541	63,613	301	(19,015)

Basic earnings (loss) per share	2.12	1.52	0.01	(0.45)

Diluted earnings (loss) per share	1.94	1.36	0.01	(0.45)

Common stock market price
High	27.56	30.15	30.73	27.61
Low	20.62	23.83	23.94	19.65

The operating loss in the fourth quarter of 2006 included a charge of $25 million for potential settlement of a contingent liability related to the Justice Department investigation of the company. The operating loss in the third quarter of 2006 included a goodwill impairment charge of $43 million related to Atlanta AG. Operating losses in the 2005 fourth quarter included flood costs of $17 million relating to Tropical Storm Gamma and a $6 million charge related to the consolidation of fresh-cut fruit facilities in the Midwestern United States.

Per share results include the effect, if dilutive, of the assumed conversion of options, warrants and other stock awards into common stock during the period presented. The effects of assumed conversions are determined independently for each respective quarter and year and may not be dilutive during every period due to variations in operating results. Therefore, the sum of quarterly per share results will not necessarily equal the per share results for the full year. For the quarters ended December 31, 2006 and 2005, the shares used to calculate diluted EPS would have been 43.0 million and 44.9 million, respectively, if the company had generated net income. For the quarter ended September 30, 2006, the shares used to calculate diluted EPS would have been 42.7 million if the company had generated net income.

Chiquita Brands International, Inc.

SELECTED FINANCIAL DATA

	Reorganized Company					Predecessor Company
(In thousands, except per share amounts)	Year Ended December 31,				Nine Months Ended December 31,	Three Months Ended March 31,
	2006	2005	2004	2003	2002	2002
FINANCIAL CONDITION
Working capital	$246,875	$299,218	$331,217	$281,277	$243,960	$256,844
Capital expenditures	61,240	42,656	43,442	51,044	31,925	2,561
Total assets	2,738,544	2,833,099	1,780,038	1,706,719	1,642,241	1,779,019
Capitalization
Short-term debt	77,630	31,209	34,201	48,070	41,701	64,930
Long-term debt	950,887	965,899	315,266	346,490	394,796	467,315
Shareholders’ equity	870,827	993,501	838,824	757,346	629,289	612,753

OPERATIONS
Net sales	$4,499,084	$3,904,361	$3,071,456	$2,613,548	$1,140,024	$446,146
Operating income (loss)	(27,697)	187,633	112,947	140,386	25,501	40,578
Income (loss) from continuing operations before cumulative effect of a change in method of accounting	(95,934)	131,440	55,402	95,863	(6,622)	(189,694)
Discontinued operations	—	—	—	3,343	19,817	(63,606)
Income (loss) before cumulative effect of a change in method of accounting	(95,934)	131,440	55,402	99,206	13,195	(253,300)
Cumulative effect of a change in method of accounting	—	—	—	—	—	(144,523)
Net income (loss)	(95,934)	131,440	55,402	99,206	13,195	(397,823)

SHARE DATA
Shares used to calculate diluted earnings (loss) per common share	42,084	45,071	41,741	40,399	39,967	78,273
Diluted earnings (loss) per common share:
Continuing operations	$(2.28)	$2.92	$1.33	$2.38	$(0.17)	$(2.42)
Discontinued operations	—	—	—	0.08	0.50	(0.81)
Before cumulative effect of a change in method of accounting	(2.28)	2.92	1.33	2.46	0.33	(3.23)
Cumulative effect of a change in method of accounting	—	—	—	—	—	(1.85)
Net income (loss)	(2.28)	2.92	1.33	2.46	0.33	(5.08)
Dividends declared per common share	0.20	0.40	0.10	—	—	—

Market price per common share:
Reorganized Company:
High	20.34	30.73	24.33	22.90	18.60	—
Low	12.64	19.65	15.70	8.77	11.10	—
End of period	15.97	20.01	22.21	22.53	13.26	—
Predecessor Company:
High	—	—	—	—	—	0.87
Low	—	—	—	—	—	0.63
End of period	—	—	—	—	—	0.71

In the Notes to the Consolidated Financial Statements, see Note 2 for information on acquisitions and divestitures. See Management’s Discussion and Analysis of Financial Condition and Results of Operations for information related to significant items affecting operating income (loss) for 2006, 2005 and 2004.