Form 10-K, Exhibit 13
period 2007-12-31
CHIQUITA BRANDS INTERNATIONAL INC
filed 2008-02-29
CIK 101063

EXHIBIT 13

Statement of Management Responsibility

The financial statements and related financial information presented in this Annual Report are the responsibility of Chiquita Brands International, Inc. management, which believes that they present fairly the company’s consolidated financial position, results of operations, and cash flows in accordance with generally accepted accounting principles.

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

Chiquita has published its Core Values and Code of Conduct which establish the company’s high standards for ethical business conduct. The company maintains a helpline, administered by an independent company, that employees and other third parties can use confidentially and anonymously to communicate suspected violations of the company’s Core Values or Code of Conduct, including concerns regarding accounting, internal accounting control or auditing matters. Summaries of all calls are provided monthly, and any significant concerns related to accounting, internal accounting control or auditing matters are forwarded immediately upon receipt, to the chairman of the audit committee of the board of directors.

The Audit Committee of the Board of Directors consists solely of directors who are considered independent under applicable New York Stock Exchange rules. One member of the Audit Committee, Howard W. Barker, Jr., has been determined by the Board of Directors to be an "audit committee financial expert" as defined by SEC rules. The Audit Committee reviews the company’s financial statements and periodic reports filed with the SEC, as well as the company’s internal control over financial reporting including its accounting policies. In performing its reviews, the Committee meets periodically with the independent auditors, management and internal auditors, both together and separately, to discuss these matters.

The Audit Committee engages Ernst & Young, an independent registered public accounting firm, to audit the company’s financial statements and its internal control over financial reporting and to express opinions thereon. The scope of the audits is set by Ernst & Young following review and discussion with the Audit Committee. Ernst & Young has full and free access to all company records and personnel in conducting its audits. Representatives of Ernst & Young meet regularly with the Audit Committee, with and without members of management present, to discuss their audit work and any other matters they believe should be brought to the attention of the Committee. Ernst & Young has issued opinions on the company’s financial statements and the effectiveness of the company’s internal control over financial reporting. These reports appear on pages 26 and 27.

Management’s Assessment of the Company’s Internal Control over Financial Reporting

The company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2007. Based on management’s assessment, management believes that, as of December 31, 2007, the company’s internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework, as set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ FERNANDO AGUIRRE	/s/ JEFFREY M. ZALLA	/s/ BRIAN W. KOCHER
Chief Executive Officer	Chief Financial Officer	Chief Accounting Officer

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Chiquita Brands International, Inc. (“CBII”) and its subsidiaries (collectively, “Chiquita” or the company) operate as a leading international marketer and distributor of high-quality fresh and value-added produce, which is sold under the premium Chiquita® and Fresh Express® brands and other trademarks. The company is one of the largest banana producers in the world and a major supplier of bananas in Europe and North America. In Europe, the company is the market leader and obtains a price premium for its Chiquita® bananas, and the company holds the No. 2 market position in North America for bananas. In North America, the company is the market segment leader and obtains a price premium with its Fresh Express® brand of value-added salads.

Significant financial items in 2007 included the following:

•

Net sales for 2007 were $4.7 billion, compared to $4.5 billion for 2006. The increase resulted primarily from increased banana pricing in Europe and North America and favorable foreign exchange rates, partly offset by lower volume in core European and trading markets.

•

Operating income for 2007 was $31 million, compared to an operating loss of $27 million for 2006. The 2007 results included a $26 million charge related to the company’s restructuring discussed below. The 2006 operating loss included a $43 million goodwill impairment charge related to Atlanta AG and a $25 million charge related to the plea agreement with the U.S. Department of Justice (“DOJ”).

•	Operating cash flow was $69 million in 2007, compared to $15 million in 2006. The increase was primarily due to a change in operating results.

•

The company’s debt at December 31, 2007 was $814 million compared to $1 billion at December 31, 2006. Cash proceeds from the sale of the company’s twelve ships in June 2007 were used to repay approximately $210 million of debt. See Notes 3 and 11 to the Consolidated Financial Statements for a description of the transaction and the use of proceeds.

•

In October 2007, the company announced a restructuring plan designed to improve profitability by consolidating operations and simplifying its overhead structure to improve efficiency, stimulate innovation and enhance focus on customers and consumers. The company recorded a charge of $26 million during the fourth quarter 2007 (included in “Restructuring” in the Consolidated Statement of Income for the year ended December 31, 2007) related to severance costs and asset write-downs. Beginning in 2008, the company expects the execution of this restructuring plan to generate annual cost savings in the range of $60-80 million.

•

On February 12, 2008, the company issued $200 million of 4.25% convertible senior notes due 2016 (“Convertible Notes”); the $194 million of net proceeds were used to repay a portion of subsidiary debt. Chiquita and its main operating subsidiary, Chiquita Brands, L.L.C. (“CBL”), have also entered into a commitment letter, dated February 4, 2008, with Coöperatieve Centrale Raiffeisen – Boerenleenbank B.A., “Rabobank Nederland”, New York Branch (“Rabobank”) to refinance the remainder of CBL’s existing credit facility with a $200 million senior secured revolving credit facility and $200 million term loan.

Absent the charges over the past two years related to the 2007 restructuring, the 2006 goodwill impairment and the plea agreement with the DOJ recorded in 2006, the company’s operating results in 2007 improved compared to 2006 primarily due to favorable European exchange rates and improved banana pricing in both Europe and North America, partially offset by higher industry and other costs.

The company focuses on healthy, value-added, higher-margin products and will seek to selectively invest in markets that have the greatest potential for profitable growth, while maintaining its commitment to profitable traditional product lines. Chiquita’s key strategic objectives are to:

•

Deliver innovative, higher-margin products.    Chiquita strives to leverage its brands and market leadership to diversify its offerings of healthy, fresh foods. In Europe, the company is the market leader and obtains a price premium for its Chiquita® bananas. In North America, the company is the market segment leader and obtains a price premium in value-added salads with the Fresh Express® brand and maintains a No. 2 market position in bananas.

In addition, the company’s goal is to increase revenues from new value-added products. A major focus of the company’s innovation efforts is expanding distribution channels, extending product shelf life and developing new product offerings to meet the growing desire of consumers for healthy, convenient and fresh food choices.

The company is also keenly focused on meeting consumer needs for healthy, convenient, fresh foods and on meeting customer needs by excelling in category management, product quality, customer service and in-store execution. In 2007, for example, Progressive Grocer magazine recognized both Chiquita and Fresh Express as Category Captains for exceptional category management for the ninth and seventh consecutive years, respectively.

•

Build a high-performance organization.    Chiquita seeks to attract, engage and retain high-performing employees, apply best-in-class people practices, ensure that the company has the right people in the right jobs, leverage processes and technology to improve decision making, employ conservative financial practices and continue to demonstrate leadership in corporate responsibility.

•

Achieve sustainable, profitable growth.    Chiquita remains focused on cost savings in both production and logistics, including synergies achieved by combining the strengths of Chiquita and Fresh Express. The company hedges the majority of its fuel costs and foreign currency exposures to help minimize the volatility in operating a global business.

Chiquita is also focused on improving its debt-to-capital ratio and its financing arrangements to allow for greater covenant flexibility and focus on shareholder returns. In the past year, Chiquita has performed a sale-leaseback of its ships, issued convertible senior notes and entered into a commitment letter with Rabobank to refinance the remaining portions of its existing senior secured credit facility.

In 2007, the company continued to expand its distribution of convenient, single “Chiquita To Go” bananas, which use proprietary packaging technologies to extend the shelf life of bananas. In 2006, the company successfully introduced “Just Fruit in a Bottle” in Belgium and in 2007 it became the leading fruit smoothie in that country. Due to its success, the company expanded the distribution of “Just Fruit in a Bottle” to Germany and the Netherlands in 2007 and intends to expand into other European countries in the future. Fresh Express also continued to add new offerings in 2007, including “Mediterranean Supreme” and “Pacifica! Veggie Supreme” blends, to its line of ready-to-eat salad kits and premium value-added salads. Chiquita intends to continue providing value-added products and services in ways it believes better satisfy consumers, increase retailer profitability and boost the in-store presence of Chiquita and Fresh Express branded products.

The company also focuses on effective management of risks in its business. However, the company operates in a highly competitive industry and is subject to significant risks beyond its immediate control. The major risks facing the business include industry and other product supply cost increases, weather and agricultural disruptions and their potential impact on produce quality and supply, industry and pricing dynamics following the 2006 implementation of a tariff-only banana import regime in the European Union (“EU”), the company’s ability to achieve the full expected benefits from its October 2007 restructuring, consumer concerns regarding the safety of packaged salads, exchange rates, risks of governmental investigations and other contingencies, and access to and cost of capital.

•

The company anticipates significantly increased costs for purchased fruit and vegetables, as well as increased costs for its own production of bananas in 2008. Approximately two-thirds of the bananas and all of the lettuce and other produce that the company markets is purchased from independent producers and importers. Many factors affect the cost and supply of fresh produce, including market factors such as supply and demand, changes in governmental regulations, and weather conditions and natural disasters. If and to the extent the company is unable to pass on increased costs to customers, it could affect the company’s reported results.

Transportation costs are significant in the company’s business, and the market price of fuel is an important variable component of transportation costs. The company attempts to pass through to customers any increased fuel costs, but the company has not been able to fully recover these cost increases. The company also enters into hedge contracts which permit it to lock in fuel purchase prices for up to three years on up to 75% of the fuel consumed in its ocean shipping fleet, and thereby minimize the volatility that fuel prices could have on its operating results. However, these hedging strategies cannot fully protect against continually rising fuel rates and entail the risk of loss if market fuel rates decline (see Note 10 to the Consolidated Financial Statements). At December 31, 2007, the company had 65% hedge coverage through January 2010 on fuel used in its banana shipments to core markets in North America and Europe; in relation to market forward fuel prices at December 31, 2007, these hedge positions entailed gains of $24 million in 2008, $21 million in 2009, and $4 million in 2010.

The cost of paper and plastics are also significant to the company because bananas and some other produce items are packed in cardboard boxes for shipment, and packaged salads are shipped in plastic packaging. If the price of paper and/or plastics increases, or results in a higher cost to the company to purchase fresh produce, and the company is not able to effectively pass these price increases along to its customers, the company’s operating income would decrease.

•

The company’s supply of raw product, including primarily bananas and lettuce, is subject to weather and other event risks that can have a significant impact on the availability of product and the company’s cost of goods sold. In 2007, the Salads and Healthy Snacks segment results for the first half of the year were impacted by $6 million from a record January freeze in Arizona which affected lettuce sourcing. In 2006, the company incurred $25 million of higher sourcing, logistics and other costs for replacement fruit due to banana volume shortfalls caused by Hurricane Stan and Tropical Storm Gamma, which occurred in the fourth quarter of 2005. These storms, along with Hurricane Katrina in 2005, caused significant damage to banana cultivations and port facilities and resulted in increased costs for alternative banana sourcing, logistics and farm rehabilitation, and write-downs of damaged farms.

•

In January 2006, the European Commission implemented a new regime for the importation of bananas into the EU. It eliminated the quota that was previously applicable and imposed a higher tariff on bananas imported from Latin America, while imports from certain African, Caribbean and Pacific (“ACP”) sources are currently assessed zero tariff. The new tariff, which increased to €176 from €75 per metric ton, equates to an increase in cost of approximately €1.84 per box for bananas imported by the company into the EU from Latin America, Chiquita’s primary source of bananas. As a result, each year since 2005, the company has incurred approximately $75 million in higher tariff-related costs, which consists of approximately $115 million in incremental tariff costs minus approximately $40 million in lower costs to purchase banana import licenses, which are no longer required. In addition, the elimination of the quota has resulted in increases in total industry imports into the EU and resulting lower local currency prices compared to 2005. While the company has maintained its price premium in EU markets, the pressure from lower market prices has had a substantial negative impact on the company’s profitability. In December 2007, the World Trade Organization (“WTO”) upheld a complaint from Ecuador and ruled that the EU’s current banana import regulations violate international trade rules. However, the decision is subject to appeal. Several other challenges are also pending in the WTO. Unless the cases are settled before the final rulings are issued, final decisions are expected no earlier than the summer of 2008. There can be no assurance that any of these challenges will result in changes to the EC’s regime or that the resulting changes will favorably impact the operating results of the company.

•

Despite Chiquita’s track record of excellent performance in this area, food safety continues to be a significant risk in our business. In September 2006, E. coli was discovered in spinach products of certain industry participants. Even though Fresh Express products were not implicated, consumer concerns regarding the safety of packaged salads in the United States continued to impact Fresh Express operating results throughout 2007, resulting in lower than anticipated category sales growth and higher food safety related costs.

•

The company’s results are significantly affected by the value of the euro in relation to the U.S. dollar, as a result of the conversion of euro-denominated sales into U.S. dollars. In 2007, the value of the euro continued to strengthen against the U.S. dollar. The company seeks to reduce its exposure to a possible decline in the value of the euro by purchasing euro option and collar hedging contracts. At December 31, 2007, the company has hedging coverage for approximately 70% of its estimated net euro cash flow in 2008 at average put option strike rates of $1.40 per euro and approximately 40% of its estimated net euro cash flow in 2009 at average strike rates of $1.38 per euro.

•

The company is a defendant in several pending legal proceedings. See Note 17 to the Consolidated Financial Statements and “Item 3–Legal Proceedings” in the Annual Report on Form 10-K for a description of, among other things: (i) the four lawsuits filed against the company claiming liability for alleged tort violations committed by the company’s former banana producing subsidiary in Colombia; (ii) the five shareholder derivative lawsuits filed against certain of the company’s current and former officers and directors alleging that the named defendants breached their fiduciary duties to the company and/or wasted corporate assets in connection with the payments that were subject to the company’s September 2007 plea agreement with the DOJ; (iii) an investigation by EU competition authorities relating to prior information sharing in Europe; and (iv) customs proceedings in Italy.

•

As of December 31, 2007, the company had $814 million outstanding in total debt, most of which is issued under debt agreements that require continuing compliance with financial covenants. The most restrictive of these covenants are in the company’s bank credit facility, which consists of a revolving credit facility and Term Loan C (the “CBL Facility”). The company was in compliance with these covenants at December 31, 2007, and expects to remain in compliance. In February 2008 the company completed an offering of $200 million of 4.25% Convertible Senior Notes due 2016, the net proceeds of which were used to partially repay Term Loan C. The company also has entered into a commitment letter with Rabobank to refinance its CBL Facility in a manner that is expected to lower interest expense, extend debt maturities, and significantly increase covenant flexibility.

OPERATIONS

Beginning in 2007, the company modified its reportable business segments to better align with the company’s internal management reporting procedures and practices of other consumer food companies. The company now reports three business segments: Bananas, Salads and Healthy Snacks, and Other Produce. The Banana segment, which is essentially unchanged, includes the sourcing (purchase and production), transportation, marketing and distribution of bananas. The Salads and Healthy Snacks segment (formerly the Fresh Cut segment) includes value-added salads, fresh vegetable and fruit products used in foodservice, healthy snacking operations, as well as processed fruit ingredient products which were previously disclosed in “Other.” The Other Produce segment (formerly the Fresh Select segment) includes the sourcing, marketing and distribution of whole fresh fruits and vegetables other than bananas. In addition, to provide more transparency to the operating results of each segment, the company no longer allocates certain corporate expenses to the reportable segments. Prior period figures have been reclassified to reflect these changes. The company evaluates the performance of its business segments based on operating income.

Amounts reported for periods prior to 2007 may differ from previous Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q due to the adoption of FSP AUG AIR-1, “Accounting for Planned Major Maintenance Activities.” See Note 1 to the Consolidated Financial Statements for a more detailed description and quantification of the changes.

Financial information for each segment follows:

(In thousands)	2007	2006	2005
Net sales
Bananas	$2,011,859	$1,933,866	$1,950,565
Salads and Healthy Snacks	1,259,823	1,194,142	590,272
Other Produce	1,391,103	1,371,076	1,363,524

Total net sales	$4,662,785	$4,499,084	$3,904,361

Segment operating income (loss)
Bananas	$114,764	$62,972	$234,558
Salads and Healthy Snacks	30,902	31,721	(2,245)
Other Produce	(27,417)	(32,523)	13,538
Corporate	(61,210)	(89,453)	(58,218)
Restructuring	(25,912)	—	—

Total operating income (loss)	$31,127	$(27,283)	$187,633

Banana Segment

Net sales

Banana segment net sales for 2007 increased 4% versus 2006. The improvement resulted from increased volume in core European and North American markets and favorable foreign exchange rates, partly offset by lower volume in core European and trading markets.

Net sales for 2006 decreased 1% versus 2005. The decrease resulted from lower banana pricing in Europe, which was mostly offset by higher volume in Europe and improved pricing in North America.

Operating income

2007 compared to 2006. The Banana segment operating income for 2007 was $115 million, compared to $63 million for 2006. Banana segment operating results were positively affected by:

•

$56 million benefit from the impact of European currency, consisting of an $82 million increase in revenue and $3 million of balance sheet translation gains, partially offset by $27 million negative impact on euro-denominated costs and $2 million of increased hedging costs.

•	$25 million benefit from the absence of residual costs related to Tropical Storm Gamma, which occurred in the fourth quarter of 2005 and affected sourcing, logistics and other costs in 2006.

•

$18 million from improved core European local banana pricing, attributable to soft pricing in the year-ago period, constrained volume availability in the fourth quarter of 2007 and the company’s strategy to maintain and favor its premium product quality and price differentiation over market share.

•	$17 million from improved pricing in North America due to increases in base contract prices and higher surcharges linked to a third-party fuel price index.

•	$14 million of favorable variance from the non-cash charge for goodwill impairment of Atlanta AG recorded in the third quarter of 2006.

•	$14 million due to favorable pricing and lower volume in trading markets, which are primarily European and Mediterranean countries that do not belong to the European Union.

These improvements were partially offset by:

•	$52 million of industry cost increases for purchased fruit, paper, ship charters and bunker fuel.

•	$21 million of higher costs from owned banana production, discharging and inland transportation, net of $18 million from cost savings programs.

•	$6 million from lower volume in core European markets.

•	$5 million of higher fruit costs and a settlement of customer claims in the Far East.

•	$5 million primarily from prior year severance settlement gains that did not repeat and resolution of a contract dispute.

The company’s banana sales volumes (in 40-pound box equivalents) were as follows:

(In millions, except percentages)	2007	2006	% Change
Core European Markets[1]	53.2	53.8	(1.1)%
North America	61.5	58.9	4.4%
Asia and the Middle East[3]	19.1	20.9	(8.6)%
Trading Markets	9.0	12.5	(28.0)%

Total	142.8	146.1	(2.3)%

The following table shows the company’s banana prices and banana volume (percentage change 2007 compared to 2006):

	Q1	Q2	Q3	Q4	Year
Banana Prices
Core European Markets[1]
U.S. Dollar basis[2]	4%	5%	20%	18%	11%
Local Currency	(4)%	(3)%	12%	5%	2%
North America[4]	11%	0%	5%	7%	3%
Asia and the Middle East[3]
U.S. Dollar basis	9%	4%	7%	6%	6%
Trading Markets
U.S. Dollar basis	(2)%	4%	64%	14%	34%

Banana Volume
Core European Markets[1]	4%	(4)%	2%	(7)%	(1)%
North America	9%	6%	2%	1%	4%
Asia and the Middle East[3]	(8)%	(15)%	(6)%	(10)%	(9)%
Trading Markets	120%	145%	(67)%	(55)%	(28)%

[1]	The member states of the European Union (except new entrants Romania and Bulgaria, which continue to be reported in “Trading Markets”), plus Switzerland, Norway and Iceland.
[2]	Prices on a U.S. dollar basis do not include the impact of hedging.
[3]	The company primarily operates through joint ventures in this region.
[4]	Total volume sold includes all banana varieties, such as Chiquita To Go, Chiquita minis, organic bananas, and plantains.

The average spot and hedged euro exchange rates were as follows:

(Dollars per euro)	2007	2006	% Change
Euro average exchange rate, spot	$1.37	$1.25	9.6%
Euro average exchange rate, hedged	1.33	1.21	9.9%

The company has entered into put option contracts and collars to hedge its risks associated with euro exchange rate movements. Put options require an upfront premium payment. These put options can reduce the negative earnings and cash flow impact on the company of a significant future decline in the value of the euro, without limiting the benefit the company would receive from a stronger euro. Collars include call options, the sale of which reduces the company’s net option premium expense but could limit the benefit received from a stronger euro. Foreign currency hedging costs charged to the Consolidated Statement of Income were $19 million in 2007, compared to $17 million in 2006. These costs relate primarily to hedging the company’s net cash flow exposure to fluctuations in the U.S. dollar value of its euro-denominated sales. The company’s total cost of euro hedging is expected to be approximately $13 million in 2008. At December 31, 2007, unrealized losses of $10 million on the company’s currency hedges were included in “Accumulated other comprehensive income,” substantially all of which is expected to be reclassified to net income during the next 12 months.

The company also enters into forward contracts to hedge the price of bunker fuel used in its core shipping operations, to minimize the volatility that changes in fuel prices could have on its operating results. Unrealized gains of $49 million on these forwards were included in “Accumulated other comprehensive income” at December 31, 2007, of which $24 million is expected to be reclassified to net income during the next 12 months.

2006 compared to 2005. The Banana segment operating income for 2006 was $63 million, compared to $235 million for 2005. Banana segment operating results were adversely affected by:

•

$110 million from lower European local banana pricing, attributable in part to increased banana volumes that entered the market, encouraged by regulatory changes that expanded the duty preference for African and Caribbean suppliers and eliminated quota limitations for Latin American fruit, as well as reduced consumption driven by unseasonably hot weather in many parts of Europe during the third quarter 2006.

•

$75 million of net incremental costs associated with higher banana tariffs in the European Union. This consisted of $116 million of incremental tariff costs, reflecting the duty increase to €176 from €75 per metric ton effective January 1, 2006, offset by $41 million of expenses incurred in 2005 to purchase banana import licenses, which are no longer required.

•	$54 million of industry cost increases for fuel, fruit, paper and ship charters.

•

$25 million of higher sourcing, logistics and other costs for replacement fruit due to banana volume shortfalls caused by Hurricane Stan and Tropical Storm Gamma, which occurred in the fourth quarter 2005.

•	$14 million goodwill impairment charge related to Atlanta AG.

These adverse items were offset in part by:

•	$23 million of net cost savings in the Banana segment, primarily related to efficiencies in the company’s supply chain and tropical production operations.

•	$21 million from higher pricing in North America.

•	$20 million from lower marketing costs, primarily in Europe.

•	$17 million impact from 2005 flooding in Honduras as a result of Tropical Storm Gamma, which did not recur in 2006.

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

Salads and Healthy Snacks Segment

Net sales

Salads and Healthy Snacks segment net sales increased to $1.3 billion in 2007 compared to $1.2 billion in 2006. Net sales increased to $1.2 billion in 2006 compared to $590 million in 2005 due to the acquisition of Fresh Express in June 2005.

Operating income

2007 compared to 2006. The Salads and Healthy Snacks segment had operating income of $31 million in 2007, compared to $32 million in 2006. Salads and Healthy Snacks segment operating results were adversely impacted by:

•	$18 million of higher industry costs, primarily due to increases in raw product costs.

•	$6 million of increased general and administrative costs, primarily related to salaries, benefits, insurance and legal expenses.

•	$6 million of increased costs due to a record January freeze in Arizona early in the year, which affected lettuce sourcing.

•	$6 million of increased production overhead expenses on higher retail volumes and start-up expenses for new product introductions.

•	$6 million from lower prices and volumes in foodservice products.

•	$5 million due to higher innovation and research and development spending, as well as geographic expansion costs.

These adverse items were offset in part by:

•	$19 million from the achievement of cost savings, primarily related to improved production scheduling and logistics.

•	$10 million due to higher volume of retail value-added salads.

•

$9 million of direct costs in 2006 related to an industry E. coli outbreak, which resulted in consumer concerns about the safety of fresh spinach products in the United States. These costs, which did not recur in 2007, included unusable raw product inventory that the company was contractually obligated to purchase.

•	$4 million due to improved pricing and mix in retail value-added salads.

•

$3 million of decreased marketing costs as a result of increased spending in 2006 to help restore consumer confidence in packaged salads after the September 2006 discovery of E. coli in certain spinach products of other industry participants.

2006 compared to 2005. The Salads and Healthy Snacks segment had operating income of $32 million in 2006, compared to an operating loss of $2 million in 2005. Salads and Healthy Snacks segment operating results were positively affected by:

•	$34 million increase in operating income from Fresh Express, as a result of Chiquita owning Fresh Express for a full year in 2006 versus a half year in 2005, as well as normal operating improvements.

•

$6 million of mostly non-cash charges in 2005 from the shut-down of Chiquita’s fresh-cut fruit facility in Manteno, Illinois following the acquisition of Fresh Express, which had a facility servicing the same Midwestern area.

•	$3 million improvement in the operating results of processed fruit ingredients business.

These items were offset in part by:

•

$9 million of direct costs in 2006, including lost raw product inventory and non-cancelable purchase commitments, related to consumer concerns about the safety of packaged salads after discovery of E. coli in certain industry spinach products in September 2006 and the resulting investigation by the U.S. Food and Drug Administration.

The Salads and Healthy Snacks segment operating income reflected approximately $18 million of depreciation and $5 million of amortization for Fresh Express in the first half of 2006, which explains the increase in consolidated depreciation and amortization expense from 2005, since the acquisition of Fresh Express was completed in June 2005.

Other Produce Segment

Net sales

Other Produce segment net sales were flat at $1.4 billion for 2007, 2006 and 2005.

Operating income

2007 compared to 2006. In the Other Produce segment, which includes the sourcing, marketing and distribution of whole fresh fruits and vegetables other than bananas, the operating loss for 2007 was $27 million, compared to an operating loss of $33 million in 2006. Other Produce segment operating results were positively affected by:

•	$29 million favorable variance from a non-cash charge for goodwill impairment charge related to Atlanta AG, the company’s German distribution business, recorded in the third quarter 2006.

This benefit was partially offset by:

•	$10 million of charges related to an earlier announced plan to exit owned and leased farm operations in Chile.

•	$8 million decline in operating results at Atlanta AG related primarily to a reduction in volume of certain non-banana products.

•	$6 million of start-up expenses from the expansion of Just Fruit in a Bottle, a 100 percent fruit smoothie product in Europe.

2006 compared to 2005. The Other Produce segment had an operating loss of $33 million in 2006, compared to operating income of $14 million in 2005. The 2006 operating results included a $29 million charge for goodwill impairment at Atlanta AG. Aside from the impairment charge, year-over-year improvements in the company’s North American Other Produce operations were more than offset by a decline in profitability at Atlanta AG, and lower pricing and currency-related declines in the company’s Chilean operations. The decline in profitability of Atlanta AG resulted from intense price competition in its primary market of Germany, as well as $3 million of charges late in 2006 related to rationalization of its distribution network, including the closure of one facility.

Corporate

Operating income

2007 compared to 2006. The company’s Corporate expenses were $61 million in 2007, compared to $89 million in 2006. Corporate expenses benefited from the absence of a $25 million charge in 2006 related to the plea agreement with the U.S. Justice Department for payments made by the company’s former Colombian subsidiary to a group designated under U.S. law as a foreign terrorist organization. In addition, legal and professional expenses increased by $2 million in 2007 compared to 2006.

2006 compared to 2005. Corporate expenses totaled $89 million in 2006 compared to $58 million in 2005. The increase was primarily due to a $25 million charge and associated professional fees for the plea agreement with the Justice Department related to the company’s former Colombian subsidiary.

Interest and Other Income (Expense)

Interest income was $11 million in 2007, $9 million in 2006 and $10 million in 2005. Interest expense was $87 million in 2007, $86 million in 2006 and $60 million in 2005. Interest expense increased in 2007 compared to 2006 due to $2 million of charges for the write-off of deferred debt issue costs resulting from the sale of the company’s shipping fleet, higher average revolver borrowings and higher variable interest rates, mostly offset by the repayment of ship and term loan debt. The increase in interest expense from 2005 to 2006 was due to the full-year impact in 2006 of the increased indebtedness as a result of the June 2005 acquisition of Fresh Express.

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

Income taxes were an expense of $4 million for 2007, compared to a $2 million benefit in 2006 and expense of $3 million in 2005. Income taxes for 2007 included benefits of $14 million due to the resolution of tax contingencies in various jurisdictions and a reduction in valuation allowance. Income taxes for 2006 include benefits of $10 million primarily from the resolution of tax contingencies in various jurisdictions and a reduction in valuation allowance. In addition, the company recorded a tax benefit of $5 million in 2006 as a result of a change in German tax law. Income taxes for 2005 included benefits of $8 million primarily from the resolution of tax contingencies and reduction in the valuation allowance of a foreign subsidiary due to the execution of tax planning initiatives.

See Note 15 to the Consolidated Financial Statements for further information about the company’s income taxes.

Restructuring

In October 2007, Chiquita began implementing a restructuring plan designed to improve profitability by consolidating operations and simplifying its overhead structure to improve efficiency, stimulate innovation and enhance focus on customers and consumers. The restructuring plan eliminated approximately 170 management positions worldwide and more than 700 other full-time positions, most of which were in two processing and distribution facilities to be closed during the first quarter of 2008. This program, which resulted in a charge of $26 million in the fourth quarter of 2007, including approximately $14 million of severance costs and approximately $12 million of asset write downs, is expected to generate savings in the range of $60-80 million annually. Approximately 60% of the cost savings related to the restructuring is expected to improve the company’s “Selling, general and administrative” expenses, with the remaining amount benefiting “Cost of sales” on the Consolidated Income Statement.

In addition to the simplification of its overhead structure, the company’s restructuring plan includes the consolidation of certain operations in 2008. Following its October 2007 acquisition of Verdelli Farms Inc., the company undertook plans to lower costs by rebalancing its salad production and distribution operations by closing its distribution center in Greencastle, Pennsylvania and a production facility in Carrollton, Georgia. The company also closed its Bradenton, Florida distribution center in 2007 to consolidate its North American banana ripening and distribution operations.

The company also reviewed its healthy snacking business and decided to focus on its line of healthy snacks, such as Chiquita Apple Bites, which have achieved market share leadership and wide acceptance from customers and consumers. The company's line of fresh-cut fruit bowls will be discontinued in the first quarter 2008.

Atlanta AG

The company has a subsidiary in Germany, Atlanta AG (“Atlanta”), which sells bananas and other fresh produce. Chiquita acquired full ownership of Atlanta in 2003. Despite a successful three-year cost-saving turnaround plan for Atlanta, various macro-level market influences during the past two years, including changes in the EU banana import regime, stiff price competition, the loss of certain sourcing relationships for non-banana fresh produce and consolidation in the retail sector, have combined to reduce Atlanta’s profitability. While Atlanta has significant strengths, the company has determined that its commodity distribution business is not a strong fit with Chiquita’s long term strategy. As previously announced, the company is exploring strategic alternatives for Atlanta, including a possible sale. The company has not yet concluded on the best strategic alternative for Atlanta, which also owns ripening facilities that currently support a significant portion of Chiquita’s European banana sales. Atlanta AG accounted for net sales of approximately $1.1 billion for the year ended December 31, 2007 and $1.2 billion for both years ended December 31, 2006 and 2005. Except for the 2006 goodwill impairment charge related to Atlanta AG, it did not represent a significant portion of consolidated operating income, consolidated total assets, or consolidated working capital at, or for the years ended, December 31, 2007, 2006 or 2005. There can be no assurance that these activities will ultimately lead to an agreement or a transaction.

Acquisition of Verdelli Farms

In October 2007, Chiquita acquired Verdelli Farms, a regional processor of value-added salads, vegetables and fruit snacks on the east coast of the United States. Based in Harrisburg, Pennsylvania, this company markets products in 10 states under the Harvest Select and Verdelli Farms brands. The acquisition is expected to benefit the Fresh Express brand by expanding its presence in the northeast United States, where the brand is currently under-represented, improving distribution and logistics efficiency and adding freshness for Fresh Express products. See also Note 3 to the Consolidated Financial Statements.

Sale of Shipping Fleet

In June 2007, the company completed the sale of its twelve refrigerated cargo ships and related spare parts for $227 million. The ships are being chartered back from an alliance formed by two global shipping operators, Eastwind Maritime Inc. and NYKCool AB. See Note 3 to the Consolidated Financial Statements for further information on the transaction.

Chiquita is leasing back eleven of the ships for a period of seven years, with options for up to an additional five years, and one vessel for a period of three years, with an option for up to an additional two years. Net of operating costs previously incurred on the owned ships and expected synergies, the company expects to incur incremental cash operating costs of approximately $28 million annually for the leaseback of the ships. However, the company expects to generate annual interest savings of approximately $15 million as a result of approximately $210 million of debt repaid from proceeds of the sale. Further, the transaction is expected to improve total cash flow by retiring ship and term loan debt that otherwise would have had minimum principal repayment obligations of $16-54 million during each of the next five years.

At the date of the sale, the net book value of the assets sold approximated $120 million, classified almost entirely in “Property, plant and equipment, net” in the Consolidated Balance Sheet. After approximately $3 million in transaction fees, the company realized a gain on the sale of the ships of approximately $102 million, which has been deferred and will be amortized to the Consolidated Statements of Income over the initial leaseback periods, at a rate of approximately $14 million per year. The resulting reduction in depreciation expense will approximate $11 million annually. The company also recognized $4 million of expenses in the 2007 second quarter for severance and write-off of deferred financing costs associated with the repayment of debt, and a $2 million gain on the sale of the related spare parts.

The transaction does not impact the company’s ongoing fuel exposure. The company will continue to pay for the fuel used by these ships throughout their charter periods.

Sale of Chilean Assets

In the 2007 fourth quarter, the company sold three plants and other assets in Chile for approximately $10 million of cash proceeds, resulting in a $3 million net gain. The assets sold represented substantially all of the company’s remaining assets in Chile, with the exception of one farm that is expected to be sold in the first half of 2008. In conjunction with the company’s asset sales in Chile, the company recorded inventory write-downs and severance and other costs totaling $7 million. In addition, in the first quarter of 2007, the company exited certain unprofitable farm leases in Chile, resulting in charges of approximately $6 million. The company plans to continue sourcing produce from independent growers in Chile.

The company anticipates that any 2008 charges associated with the completion of its exit from owned and leased operation in Chile would be approximately offset by asset sale gains.

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

LIQUIDITY AND CAPITAL RESOURCES

The company’s cash balance was $74 million at December 31, 2007, compared to $65 million at December 31, 2006.

Operating cash flow was $69 million in 2007, $15 million in 2006 and $223 million in 2005. The increase in operating cash flow from 2006 to 2007 and the decline from 2005 to 2006 were primarily due to changes in operating results.

Capital expenditures were $64 million for 2007, compared to $61 million for 2006 and $43 million for 2005. In 2007, capital expenditures increased due to the exercise of a buyout option on shipping containers that had been under operating leases to the company. The increase in 2006 was partially due to the full year impact of the acquisition of Fresh Express, which occurred in June 2005. The 2005 capital expenditures included $12 million related to Fresh Express subsequent to the acquisition.

The following table summarizes the company’s contractual obligations for future cash payments at December 31, 2007, which are primarily associated with debt service payments, operating leases, pension and severance obligations, long-term purchase contracts and unrecognized tax benefits:

(In thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt
Parent company	$475,000	$—	$—	$—	$475,000
Subsidiaries	328,723	4,668	7,806	316,249	—

Notes and loans Payable	9,998	9,998	—	—	—
Interest on debt	377,000	64,000	126,000	104,000	83,000
Operating leases	707,181	154,753	260,425	153,565	138,438
Pension and severance obligations	92,443	11,011	20,588	18,826	42,018
Purchase commitments	1,287,671	595,685	437,444	207,740	46,802
Unrecognized tax benefits	3,139	3,139	—	—	—

	$3,281,155	$843,254	$852,263	$800,380	$785,258

Estimating future cash payments for interest on debt requires significant assumptions. The figures in the table reflect a LIBOR rate of 4.60% and an interest rate of LIBOR plus a margin of 3.00% on the term loans under the CBL Facility for all future periods. No debt principal repayments were assumed, other than scheduled maturities. The table does not include interest on any borrowings under the revolving credit facility to fund working capital needs.

On February 12, 2008, the company issued $200 million of 4.25% convertible senior notes due 2016 and used the $194 million of net proceeds to reduce subsidiary debt. This refinancing extended the maturity of the debt and will reduce the interest payable over the next five years. See further discussion of the impact below and in Note 11 to the Consolidated Financial Statements. If the company completes its refinancing activities with Rabobank, as discussed in Note 11 to the Consolidated Financial Statements, and borrows the full $200 million term loan available under the commitment letter, the company would increase its total debt. The commitment letter also provides for the replacement of the company’s existing $200 million revolving credit facility.

The company’s purchase commitments consist primarily of long-term contracts to purchase bananas, lettuce and other produce from third-party producers. The terms of these contracts, which set the price for the committed produce to be purchased, range primarily from one to ten years. However, many of these contracts are subject to price renegotiations every one to two years. Therefore, the company is only committed to purchase bananas, lettuce and other produce at the contract price until the renegotiation date. The purchase obligations included in the table are based on the current contract price and the estimated production volume the company is committed to purchase until the renegotiation date. The banana and lettuce purchase commitments reflected in the table above represent normal and customary operating commitments in the industry. Most of the 2008 banana volume to be purchased is reflected above, as the company has secured and committed to most of its sources for the upcoming year. Substantially all of the contracts provide for minimum penalty payments, which are less than the amounts included in the table, to be paid if the company were to purchase less than the committed volume of bananas or lettuce.

For unrecognized tax benefits, the above table reflects only tax contingencies that are deemed probable of payment, which is significantly less than the amounts accrued in the Consolidated Balance Sheet under Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.”

Total debt at December 31, 2007 was $814 million, compared to $1 billion at December 31, 2006. Total debt consists of the items below. The “As adjusted” column is pro forma for the February 12, 2008 issuance of $200 million of 4.25% convertible senior notes due 2016 (“Convertible Notes”), and the repayment of Term Loan C with the $194 million of net proceeds from the Convertible Notes.

	December 31,
	2007
(In thousands)	Actual	As Adjusted	2006
Parent Company
7 1/2% Senior Notes, due 2014	$250,000	$250,000	$250,000
8 7/8% Senior Notes, due 2015	225,000	225,000	225,000
4.25% Senior Notes, due 2016	—	200,000	—

Subsidiaries
CBL credit facility
Term Loan B	—	—	24,341
Term Loan C	325,725	132,025	369,375
Revolver	—	—	44,000
Shipping	—	—	100,581
Other	12,996	12,996	15,220

Total debt	$813,721	$820,021	$1,028,517

The company and Chiquita Brands L.L.C. (“CBL”), the main operating subsidiary of the company, are parties to an amended and restated credit agreement with a syndicate of bank lenders for a senior secured credit facility (the “CBL Facility”), which consists of a $200 million revolving credit facility (the “Revolving Credit Facility”), a $125 million term loan (“Term Loan B”), and a $375 million term loan (“Term Loan C”). Total fees of approximately $18 million were paid to obtain the CBL Facility in June 2005. The letter of credit sublimit under the Revolving Credit Facility is $100 million. If the company completes its refinancing activities with Rabobank, as discussed in Note 11 to the Consolidated Financial Statements, and borrows the full $200 million term loan available under the commitment letter, the company would increase its total debt. The commitment letter also provides for the replacement of the company’s existing $200 million revolving credit facility.

In June and November 2006, the company obtained covenant relief from its lenders. The amendments revised certain covenant calculations relating to financial ratios for leverage and fixed charge coverage, established new levels for compliance with those covenants to provide additional financial flexibility, and established new interest rates. Total fees of approximately $2 million were paid to amend the CBL Facility in November 2006. In March 2007, the company obtained further prospective covenant relief with respect to a financial sanction contained in a plea agreement between the company and the U.S. Department of Justice and other related costs. See Note 17 to the Consolidated Financial Statements for further information on the plea agreement.

At December 31, 2007, no borrowings were outstanding under the Revolving Credit Facility and $31 million of credit availability was used to support issued letters of credit (including a $7 million letter of credit issued to preserve the right to appeal certain customs claims in Italy), leaving $169 million of credit available. The company borrowed $45 million under the Revolving Credit Facility in January and February 2008, and expects to make additional draws under this facility to fund normal peak seasonal working capital needs through March or April 2008. Additionally, as more fully described in Note 17 to the Consolidated Financial Statements, the company may be required to issue letters of credit of up to approximately $40 million in connection with its appeal of certain claims of Italian customs authorities, although the company does not expect to be required to issue letters of credit in excess of $3 million for such appeals during the next year. The company believes that operating cash flow should permit it to repay the revolving credit balance during the second or third quarter of 2008.

The company made $100 million of discretionary principal payments on Term Loan B in the second half of 2005. In addition, cash proceeds from the second quarter 2007 ship sale transaction were used to repay approximately $210 million of debt, including $56 million of revolving credit borrowings, $90 million of debt associated with the ships, the remaining $24 million of Term Loan B debt, and $40 million of Term Loan C debt. The company reinvested the remaining $12 million of net proceeds into qualifying investments, which the company would have otherwise been obligated to use to repay amounts outstanding under the CBL Facility.

On February 12, 2008, Chiquita issued $200 million of 4.25% convertible senior notes due 2016 (“Convertible Notes”); the $194 million of net proceeds were used to repay a portion of Term Loan C. The Convertible Notes will pay interest semi-annually at a rate of 4.25% per annum, beginning August 15, 2008. Under the circumstances described in Note 11 to the Consolidated Financial Statements, the Convertible Notes are convertible at an initial conversion rate of 44.5524 shares of common stock per $1,000 in principal amount of the Convertible Notes, equivalent to an initial conversion price of approximately $22.45 per share of Chiquita common stock. See Note 11 to the Consolidated Financial Statements for further description of the Convertible Notes.

Chiquita and CBL have also entered into a commitment letter, dated February 4, 2008, with Rabobank to refinance CBL's existing credit facility, as described above. Pursuant to the commitment letter and subject to the conditions described therein, Rabobank committed to provide to CBL a six-year secured credit facility, including a $200 million revolving credit facility and a $200 million term loan (collectively referred to as the new credit facilities). The commitment letter contains financial maintenance covenants that provide greater flexibility than those in CBL's existing senior secured credit facility. The new credit facilities will contain two financial maintenance covenants, a 3.50x operating company leverage covenant and a 1.15x fixed charge covenant, for the life of the facility, and no holding company leverage covenant. The other covenants in the agreement governing the new credit facilities will be similar to those in CBL's existing senior secured credit facility. Funding of the new credit facilities is subject to the negotiation, execution and delivery of definitive documentation and other customary conditions. The company expects to close the new credit facilities by March 31, 2008. The company’s ability to comply with the covenants may be affected by general economic conditions, political decisions, industry conditions and other events beyond its control. If the company’s financial performance deteriorates significantly below its current expectations, it could default under these covenants.

Upon the extinguishment of the existing credit facility and Term Loan C, all related deferred financing fees will be expensed through “Interest expense” on the Consolidated Statement of Income. Deferred financing fees related to this facility were $9 million at December 31, 2007.

The company believes that its cash level, cash flow generated by operating subsidiaries and borrowing capacity will provide sufficient cash reserves and liquidity to fund the company’s working capital needs, capital expenditures and debt service requirements.

The company had approximately $336 million of variable-rate debt at December 31, 2007. A 1% change in interest rates would result in a change to interest expense of approximately $3 million annually. Pro forma for the February 2008 issuance of $200 million of Convertible Notes, $194 million net proceeds of which were used to repay a portion of Term Loan C, the company would have had approximately $142 million of variable rate debt at December 31, 2007, and a 1% change in interest rates would result in a change to interest expense of approximately $1 million annually. The commitment letter with Rabobank provides for a $200 million revolving credit facility and a $200 million term loan, both of which will have variable interest rate based on LIBOR.

See Note 11 to the Consolidated Financial Statements for additional information regarding the company’s debt and refinancing.

The company paid a quarterly cash dividend of $0.10 per share on the company’s outstanding shares of stock in the first three quarters of 2006. In the third quarter, the company announced the suspension of its dividend, beginning with the payment that would have been paid in October 2006. Quarterly cash dividends were paid in each of the four quarters of 2005. Any future dividends would require approval by the board of directors. At December 31, 2007, distributions to CBII, other than for normal overhead expenses and interest on the company’s 7 1 /2% and 8 7/8% Senior Notes, were limited to $13 million. See Note 11 to the Consolidated Financial Statements for a further description.

A subsidiary of the company has a €25 million uncommitted credit line and a €17 million committed credit line for bank guarantees to be used primarily to guarantee the company’s payments for duties in European Union countries. At December 31, 2007, the bank counterparties had provided €14 million of guarantees under these lines.

OFF-BALANCE SHEET ARRANGEMENTS

Other than operating leases and non-cancelable purchase commitments entered in the normal course of business, the company does not have any off-balance sheet arrangements.

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

Review of Carrying Values of Intangibles

Trademarks

At December 31, 2007, the company’s Chiquita trademark had a carrying value of $388 million. The year-end 2007 carrying value was supported by a fair value calculation using the relief-from-royalty method. The relief-from-royalty valuation method estimates the royalty expense that could be avoided in the operating business as a result of owning the respective asset or technology. The royalty savings are measured, tax-affected and, thereafter, converted to present value with a discount rate that considers the risk associated with owning the intangible assets. A revenue growth rate of 2.4%, reflecting estimates of long-term U.S. inflation, was used in the appraisal. Other assumptions include a royalty rate of 3%, a discount rate of 12%, and an income tax rate of 38% applied to the royalty cash flows. The valuation is most sensitive to the royalty rate assumption, which considers market share, market recognition and profitability of products bearing the trademark, as well as license agreements for the trademark. A one-half percentage point change to the royalty rate could impact the appraisal by up to $40 million. Based on this calculation, there was no indication of impairment at December 31, 2007, and as such, no write-down of the carrying value was required.

In conjunction with the Fresh Express acquisition in June 2005, the company recorded the Fresh Express trademark, which had a carrying value of $61 million at December 31, 2007. The carrying value of the Fresh Express trademark was also supported by a fair value calculation using the relief-from-royalty method with similar assumptions stated above. Based on this calculation, there was no indication of impairment at December 31, 2007, and as such, no write-down of the carrying value was required.

Goodwill

The company’s $549 million of goodwill at December 31, 2007 consists almost entirely of the goodwill resulting from the Fresh Express acquisition in June 2005. The company estimated the fair value of Fresh Express based on expected future cash flows generated by Fresh Express discounted at 10%. Based on this calculation, there was no indication of impairment at December 31, 2007, and as such, no Fresh Express write-down of the goodwill carrying value was required. A change to the discount rate of one-half percentage point would affect the calculated fair value of Fresh Express by approximately $50 million. Also, a $1 million change per year in the expected future cash flows would affect the calculated fair value of Fresh Express by approximately $5 million.

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

The goodwill impairment reviews are highly judgmental and involve the use of significant estimates and assumptions, which have a significant impact on the amount of any impairment charge recorded. Estimates of fair value are primarily determined using discounted cash flow methods and are dependent upon discount rates and long-term assumptions regarding future sales trends, market conditions and cash flow, from which actual results may differ.

Other Intangible Assets

At December 31, 2007, the company had a carrying value of $145 million of other intangible assets net of amortization, consisting of $96 million in customer relationships and $49 million in patented technology related to Fresh Express. The carrying value of these assets will be tested for impairment if in the future impairment indicators exist.

Review of Carrying Values of Property, Plant and Equipment

The company also reviews the carrying value of its property, plant and equipment when impairment indicators are noted, as prescribed by Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” by comparing (i) estimates of undiscounted future cash flows, before interest charges, included in the company’s operating plans versus (ii) the carrying values of the related assets. The company completed a review of the carrying values of its Greencastle, Pennsylvania, Carrollton, Georgia and Bradenton, Florida facilities and other assets in connection with its restructuring plan, which resulted in approximately $12 million of asset write downs in the fourth quarter 2007. The review at December 31, 2006 did not reveal the need for any material impairment charges to be recorded.

Accounting for Pension and Tropical Severance Plans

Significant assumptions used in the actuarial calculation of liabilities and expense related to the company’s defined benefit pension and foreign pension and severance plans include the discount rate, long-term rate of compensation increase, and the long-term rate of return on plan assets. The weighted average discount rate assumptions were 5.75% at December 31, 2007 and 2006 for domestic pension plans, which represents the rate on high quality, fixed income investments in the U.S., such as Moody’s Aa rated corporate bonds. The discount rate assumptions for the foreign pension and severance plans were 7.0% at December 31, 2007 and 2006 which represents the 10-year U.S. Treasury rate adjusted to reflect higher inflation in these countries. The long-term rate of compensation increase for domestic plans was 5.0% in 2007 and 2006. The long-term rate of compensation increase assumed for foreign pension and severance plans was 4.5% in 2007 and 2006. The long-term rate of return on plan assets was assumed to be 8.0% for domestic plans during 2007 and 2006. The long-term rate of return on plan assets for foreign plans was assumed to be 2.5% for 2007 and 2006. Actual rates of return can differ significantly from those assumed as a result of both the short-term volatility and longer-term changes in average market returns.

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

The company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance if it is more-likely–than-not that some portion or all of a deferred tax asset will not be realized. The determination as to whether a deferred tax asset will be realized is made on a jurisdictional basis and is based on the evaluation of positive and negative evidence. This evidence includes historical taxable income, projected future taxable income, the expected timing of the reversal of existing temporary differences and the implementation of tax planning strategies. Projected future taxable income is based on expected results and assumptions as to the jurisdiction in which the income will be earned. The expected timing of the reversals of existing temporary differences is based on current tax law and the company’s tax methods of accounting.

In the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. In June 2006, the FASB issued Interpretation No. 48 (“FIN”) 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109 and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is a recognition process to determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step is a measurement process whereby a tax position that meets the more-likely-than-not recognition threshold is assessed to determine the cost or benefit to be recognized in the financial statements. The company adopted FIN 48 on January 1, 2007 as further discussed in Note 1 to the Consolidated Financial Statements. The company was required to record any FIN 48 adjustments as of January 1, 2007, the adoption date, to beginning retained earnings rather than the Consolidated Statement of Income. As a result, the company recorded a cumulative effect adjustment of $21 million as a charge to retained earnings on January 1, 2007. The transition adjustment reflected the maximum statutory amounts of the tax positions, including interest and penalties, without regard to the potential for settlement. Interest and penalties are included in “Income taxes” in the Consolidated Statement of Income.

Significant judgment is required in evaluating tax positions and determining the company’s provision for income taxes. The company regularly reviews its tax positions, the reserves are adjusted in light of changing facts and circumstances, such as the resolution of outstanding tax audits or contingencies in various jurisdictions and expiration of statutes of limitations. The provision for income taxes includes the impact of current tax provisions and changes to the reserves that are considered appropriate, as well as related net interest and penalties.

Accounting for Contingent Liabilities

On a quarterly basis, the company reviews the status of each claim and legal proceeding and assesses the related potential financial exposure. This is coordinated from information obtained through external and internal counsel. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the company accrues a liability for the estimated loss, in accordance with SFAS No. 5, “Accounting for Contingencies.” To the extent the amount of a probable loss is estimable only by reference to a range of equally likely outcomes, and no amount within the range appears to be a better estimate than any other amount, the company accrues the low end of the range. Management draws judgments related to accruals based on the best information available to it at the time, which may be based on estimates and assumptions, including those that depend on external factors beyond the company’s control. As additional information becomes available, the company reassesses the potential liabilities related to pending claims and litigation, and may revise estimates. Such revisions could have a significant impact on the company’s results of operations and financial position.

NEW ACCOUNTING PRONOUNCEMENTS

See Note 1 to the Consolidated Financial Statements for information regarding the company’s adoption of new accounting pronouncements.

RISKS OF INTERNATIONAL OPERATIONS

The company conducts operations in many foreign countries. Information about the company’s operations by geographic area is in Note 16 to the Consolidated Financial Statements. The company’s foreign operations are subject to a variety of risks inherent in doing business abroad.

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

In January 2006, the EC implemented the new regime. The new regime eliminated the quota that was previously applicable and imposed a higher tariff on bananas imported from Latin America, while imports from certain ACP sources are assessed zero tariff on 775,000 metric tons. The new tariff, which increased to €176 from €75 per metric ton, equates to an increase in cost of approximately €1.84 per box for bananas imported by the company into the EU from Latin America, Chiquita’s primary source of bananas. As a result, annually compared to 2005, the company had incurred approximately net $75 million in higher tariff-related costs, which consist of approximately $115 million in incremental tariff costs minus approximately $40 million in lower costs to purchase banana import licenses, which are no longer required.

Largely due to the banana tariff regime change on January 1, 2006, average banana prices in the company’s core European markets, which primarily consist of the member countries of the EU, decreased 11% or $110 million in 2006 compared to 2005; however in 2007, local prices increased by 2% or $18 million compared to 2006. Neither the company nor the industry has been able to pass on tariff cost increases to customers or consumers. The overall negative impact of the new regime on the company has been and is expected to remain substantial, despite the company’s ability to maintain its price premium in the European market.

Several countries have taken steps to challenge this regime as noncompliant with the EU’s WTO obligations not to discriminate among supplying countries. Between February and June 2007, four separate legal proceedings were filed in the WTO. Ecuador, Colombia, Panama, the United States, Nicaragua, Brazil, and others are now parties to, or formally supporting, one or more of the proceedings. In December 2007, the WTO upheld a complaint from Ecuador and ruled that the EU’s banana importing practices violated international trade rules. However, the decision is subject to appeal. Unless the cases are settled before the final rulings are issued, final decisions are expected no earlier than the summer of 2008. There can be no assurance that any of these challenges will result in changes to the EC’s regime or that any resulting charges will favorably impact the company’s results.

The company has international operations in many foreign countries, including those in Central America, the Philippines and parts of Africa. The company’s activities are subject to risks inherent in operating in these countries, including government regulation, currency restrictions and other restraints, burdensome taxes, risks of expropriation, threats to employees, political instability, terrorist activities, including extortion, and risks of U.S. and foreign governmental action in relation to the company. Should such circumstances occur, the company might need to curtail, cease or alter its activities in a particular region or country.

As previously disclosed, in March 2007, the company entered into a plea agreement with the U.S. Department of Justice (“DOJ”) relating to payments made by the company’s former Colombian subsidiary to a Colombian paramilitary group designated under U.S. law as a foreign terrorist organization. The company had previously voluntarily disclosed these payments to the DOJ as having been made by its Colombian subsidiary to protect its employees from risks to their safety if the payments were not made. Under the terms of the plea agreement, the company pled guilty to one count of Engaging in Transactions with a Specially-Designated Global Terrorist Group without having first obtained a license from the U.S. Department of Treasury’s Office of Foreign Assets Control and agreed to pay a fine of $25 million, payable in five equal annual installments. The company is now facing additional litigation and investigations relating to the Colombian payments, including four tort lawsuits alleging damages by several hundred plaintiffs claiming to be family members or legal heirs of individuals allegedly killed by the AUC, and five shareholder derivative lawsuits against certain of the company’s current and former officers and directors alleging that the defendants breached their fiduciary duties to the company and/or wasted corporate assets in connections with the payments. See Note 17 to the Consolidated Financial Statements for a further description. Although the company believes it has meritorious defenses to these and other legal proceedings, regardless of the outcomes, the company will incur legal and other fees to defend itself in all these proceedings, which in the aggregate may have a significant impact on the company’s financial statements.

See “Item 1A – Risk Factors” and “Item 3 – Legal Proceedings” in the Annual Report on Form 10-K and Note 17 to the Consolidated Financial Statements for a further description of legal proceedings and other risks.

MARKET RISK MANAGEMENT - FINANCIAL INSTRUMENTS

Chiquita’s products are distributed in more than 70 countries. Its international sales are made primarily in U.S. dollars and major European currencies. The company reduces currency exchange risk from sales originating in currencies other than the U.S. dollar by exchanging local currencies for dollars promptly upon receipt. The company further reduces its currency exposure by purchasing hedging instruments (principally euro put option contracts) to hedge the dollar value of its estimated net euro cash flow exposure up to 18 months into the future. At December 31, 2007, the company had such hedging coverage for approximately 70% of its estimated net euro cash flow in 2008 at average put option strike rates of $1.40 per euro and approximately 40% of its estimated net euro cash flow in first half of 2009 at average strike rates of $1.38 per euro. The company also has €343 million notional amount of sold call options with a strike rate of $1.56 per euro outstanding for 2008. The potential loss on the put and call options from a hypothetical 10% increase in euro currency rates would have been approximately $27 million at December 31, 2007 and $20 million at December 31, 2006. However, the company expects that any loss on these contracts would tend to be more than offset by an increase in the dollar realization of the underlying sales denominated in foreign currencies.

Chiquita’s interest rate risk arises from its fixed and variable rate debt (see Note 11 to the Consolidated Financial Statements). Of the $814 million total debt at December 31, 2007, approximately 60% was fixed-rate debt, which was primarily comprised of the company’s $250 million of 7 1/2% Senior Notes and $225 million of 8 7/8% Senior Notes. The adverse change in fair value of the company’s fixed-rate debt from a hypothetical decline in interest rates of 0.5% would have been approximately $12 million and $14 million at December 31, 2007 and 2006, respectively. The company had approximately $336 million of variable-rate debt at December 31, 2007, and as a result, a 1% change in interest rates would result in a change to interest expense of approximately $3 million annually.

At December 31, 2007, had the company issued the Convertible Notes, $194 million of net proceeds would have been used to repay a portion of Term Loan C and the company would have had $820 million total debt at December 31, 2007, approximately 85% would have been fixed-rate debt. The pro forma adverse change in the fair value of the company’s fixed-rated debt from a hypothetical decline in interest rates of 0.5% would have been approximately $19 million at December 31, 2007. The company would have had approximately $143 million of variable rate debt, and a 1% change in interest rates would have resulted in a change to interest expense of approximately $1 million annually. The company and CBL have entered into a commitment letter with Rabobank in February 2008 to refinance the company’s existing credit facility. The commitment letter provides for a $200 million revolving credit facility and a $200 million term loan, both of which will have variable interest rates based on LIBOR.

The company’s transportation costs are exposed to the risk of rising fuel prices. To reduce this risk, the company enters into bunker fuel forward contracts that would offset potential increases in market fuel prices. At December 31, 2007, the company had hedging coverage for approximately 65% of its expected fuel purchases through the beginning of 2010. The potential loss on these forward contracts from a hypothetical 10% decrease in fuel oil prices would have been approximately $20 million at

December 31, 2007 and $16 million at December 31, 2006. However, the company expects that any decline in the fair value of these contracts would be offset by a decrease in the cost of underlying fuel purchases.

See Note 10 to the Consolidated Financial Statements for additional discussion of the company’s hedging activities.

*******

This Annual Report contains certain statements that are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita, including: cost increases and the company’s ability to pass them through to its customers; changes in the competitive environment, following the 2006 conversion to a tariff-only banana import regime in the European Union; unusual weather conditions; industry and competitive conditions; access to, and cost of, capital; the company’s ability to achieve the cost savings and other benefits anticipated from the restructuring announced in October 2007; product recalls and other events affecting the industry and consumer confidence in the company’s products; the customary risks experienced by global food companies, such as the impact of product and commodity prices, food safety, currency exchange rate fluctuations, government regulations, labor relations, taxes, crop risks, political instability and terrorism; and the outcome of pending claims and governmental investigations involving the company and legal fees and other costs incurred in connection with them.

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Chiquita Brands International, Inc.

We have audited the accompanying consolidated balance sheets of Chiquita Brands International, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity, and cash flow for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chiquita Brands International, Inc. at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flow for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As described in Note 1 to the Consolidated Financial Statements, in 2007 the company adopted the provisions of FASB Staff Position AUG AIR-1, “Accounting for Planned Major Maintenance Activities,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement 109.” Also, as described in Note 1, in 2006 the company adopted the provisions of FASB Statement of Financial Accounting Standards No. 123 (revised), “Share-Based Payment” and FASB Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R).”

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Chiquita Brands International, Inc.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Cincinnati, Ohio

February 27, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Chiquita Brands International, Inc.

We have audited Chiquita Brands International, Inc.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Chiquita Brands International, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Assessment of the Company’s Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Chiquita Brands International, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Chiquita Brands International, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity, and cash flow for each of the three years in the period ended December 31, 2007 of Chiquita Brands International, Inc. and our report dated February 27, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Cincinnati, Ohio

February 27, 2007

Chiquita Brands International, Inc.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)	2007	2006	2005
Net sales	$4,662,785	$4,499,084	$3,904,361

Operating expenses
Cost of sales	4,082,921	3,960,489	3,268,128
Selling, general and administrative	433,062	416,480	384,184
Depreciation	79,499	77,812	59,763
Amortization	9,823	9,730	5,253
Equity in (earnings) losses of investees	441	(5,937)	(600)
Restructuring	25,912	—	—
Goodwill impairment charge	—	42,793	—
Charge for contingent liabilities	—	25,000	—

	4,631,658	4,526,367	3,716,728

Operating income (loss)	31,127	(27,283)	187,633

Interest income	10,603	9,006	10,255
Interest expense	(87,071)	(85,663)	(60,294)
Other income (expense), net	—	6,320	(3,054)

Income (loss) before income taxes	(45,341)	(97,620)	134,540
Income taxes	(3,700)	2,100	(3,100)

Net income (loss)	$(49,041)	$(95,520)	$131,440

Net income (loss) per common share - basic	$(1.22)	$(2.27)	$3.16

Net income (loss) per common share - diluted	$(1.22)	$(2.27)	$2.92

Dividends declared per common share	$—	$0.20	$0.40

Amounts presented differ from those previously filed in Annual Reports on Form 10-K due to the adoption of FSP AUG AIR-1, “Accounting for Planned Major Maintenance Activities.” See Note 1.

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.

CONSOLIDATED BALANCE SHEETS

	December 31,
(In thousands, except share amounts)	2007	2006
ASSETS
Current assets
Cash and equivalents	$74,424	$64,915
Trade receivables, less allowances of $12,718 and $13,599, respectively	449,548	432,327
Other receivables, net	105,215	94,146
Inventories	217,398	240,967
Prepaid expenses	41,792	38,488
Other current assets	32,705	5,650

Total current assets	921,082	876,493

Property, plant and equipment, net	435,123	573,316
Investments and other assets, net	178,841	146,231
Trademarks	449,085	449,085
Goodwill	548,528	541,898
Other intangible assets, net	144,943	154,766

Total assets	$2,677,602	$2,741,789

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Notes and loans payable	$9,998	$55,042
Long-term debt of subsidiaries due within one year	4,668	22,588
Accounts payable	439,855	415,082
Accrued liabilities	168,595	135,253

Total current liabilities	623,116	627,965

Long-term debt of parent company	475,000	475,000
Long-term debt of subsidiaries	324,055	475,887
Accrued pension and other employee benefits	71,776	73,541
Deferred gain – sale of shipping fleet	93,575	—
Net deferred tax liability	106,202	112,228
Commitments and contingent liabilities	—	25,000
Other liabilities	88,405	76,443

Total liabilities	1,782,129	1,866,064

Shareholders’ equity
Common stock, $.01 par value (42,740,328 and 42,156,833 shares outstanding, respectively)	427	422
Capital surplus	695,647	686,566
Retained earnings	104,934	177,638
Accumulated other comprehensive income	94,465	11,099

Total shareholders’ equity	895,473	875,725

Total liabilities and shareholders' equity	$2,677,602	$2,741,789

Amounts presented differ from those previously filed in Annual Report on Form 10-K due to the adoption of FSP AUG AIR-1, “Accounting for Planned Major Maintenance Activities.” See Note 1.

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands)	Common shares	Common stock	Capital surplus	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity
DECEMBER 31, 2004	40,476	$405	$645,365	$166,859	$30,679	$843,308

Net income	—	—	—	131,440	—	131,440
Unrealized translation loss	—	—	—	—	(19,248)	(19,248)
Change in minimum pension liability	—	—	—	—	(3,318)	(3,318)
Change in fair value of cost investments available for sale	—	—	—	—	(2,320)	(2,320)
Change in fair value of derivatives	—	—	—	—	39,033	39,033
Gains reclassified from OCI into net income	—	—	—	—	(4,544)	(4,544)

Comprehensive income						141,043

Exercises of stock options and warrants	1,348	13	22,514	—	—	22,527
Stock-based compensation	107	1	8,711	—	—	8,712
Shares withheld for taxes	—	—	(693)	—	—	(693)
Share retirements	(1)	—	(187)	—	—	(187)
Dividends on common stock	—	—	—	(16,725)	—	(16,725)

DECEMBER 31, 2005	41,930	419	675,710	281,574	40,282	997,985

Net loss	—	—	—	(95,520)	—	(95,520)
Unrealized translation gain	—	—	—	—	13,392	13,392
Change in minimum pension liability	—	—	—	—	1,739	1,739
Sale of cost investment	—	—	—	—	(6,320)	(6,320)
Change in fair value of cost investments available for sale	—	—	—	—	3,679	3,679
Change in fair value of derivatives	—	—	—	—	(39,505)	(39,505)
Losses reclassified from OCI into net income	—	—	—	—	656	656

Comprehensive loss						(121,879)

Adoption of SFAS No. 158	—	—	—	—	(2,824)	(2,824)
Exercises of stock options and warrants	70	1	1,158	—	—	1,159
Stock-based compensation	157	2	10,379	—	—	10,381
Shares withheld for taxes	—	—	(681)	—	—	(681)
Dividends on common stock	—	—	—	(8,416)	—	(8,416)

(In thousands)	Common shares	Common stock	Capital surplus	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity
DECEMBER 31, 2006	42,157	422	686,566	177,638	11,099	875,725

Adoption of FIN 48 on January 1, 2007	—	—	—	(21,010)	—	(21,010)

Balance at January 1, 2007	42,157	422	686,566	156,628	11,099	854,715
Net loss	—	—	—	(49,041)	—	(49,041)
Unrealized translation gain	—	—	—	—	13,119	13,119
Change in fair value of cost investments	—	—	—	—	1,283	1,283
Change in fair value of derivatives	—	—	—	—	53,831	53,831
Losses reclassified from OCI into net income	—	—	—	—	14,009	14,009
Pension liability adjustment	—	—	—	—	1,124	1,124

Comprehensive income						34,325

Exercises of stock options and warrants	108	1	1,832	—	—	1,833
Stock-based compensation	475	4	10,800	—	—	10,804
Shares withheld for taxes	—	—	(3,551)	—	—	(3,551)
Deemed dividend to minority shareholder in a subsidiary	—	—	—	(2,653)		(2,653)

DECEMBER 31, 2007	42,740	$427	$695,647	$104,934	$94,465	$895,473

Amounts presented differ from those previously filed in Annual Reports on Form 10-K due to the adoption of FSP AUG AIR-1, “Accounting for Planned Major Maintenance Activities.” See Note 1.

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOW

(In thousands)	2007	2006	2005
CASH PROVIDED (USED) BY:
OPERATIONS
Net income (loss)	$(49,041)	$(95,520)	$131,440
Depreciation and amortization	89,322	87,542	65,016
Equity in (earnings) losses of investees	441	(5,937)	(600)
Amortization of the gain on sale of shipping fleet	(8,444)	—	—
Income tax benefits	(13,744)	(15,186)	(8,012)
Stock-based compensation	10,804	10,381	8,712
Goodwill impairment charge	—	42,793	—
Charge for contingent liabilities	—	25,000	—
Asset write-downs in restructuring	11,737	—	—
Gain on sale of
Chiquita Brands South Pacific investment	—	(6,320)	—
Non-cash charges for Tropical Storm Gamma and fresh-cut fruit consolidation	—	—	15,460
Changes in current assets and liabilities:
Trade receivables	(5,004)	(677)	104
Other receivables	(25,421)	(7,833)	(21,118)
Inventories	26,618	(471)	(24,063)
Prepaid expenses and other current assets	3,423	(10,898)	7,854
Accounts payable and accrued liabilities	25,731	(11,601)	51,661
Other	2,105	3,988	(3,324)

CASH FLOW FROM OPERATIONS	68,527	15,261	223,130

INVESTING
Capital expenditures	(64,464)	(61,240)	(42,656)
Acquisition of businesses	(21,000)	(6,464)	(891,671)
Proceeds from sale of:
Shipping fleet	224,814	—	—
Chilean assets	10,016	—	—
Chiquita Brands South Pacific investment	—	9,172	—
Seneca preferred stock	—	—	14,467
Other long-term assets	6,739	9,080	4,544
Hurricane Katrina insurance proceeds	2,995	5,803	6,950
Other	376	(216)	1,538

CASH FLOW FROM INVESTING	159,476	(43,865)	(906,828)

FINANCING
Issuances of long-term debt	—	—	781,101
Repayments of long-term debt	(174,052)	(23,878)	(153,901)
Costs for CBL revolving credit facility and other fees	(254)	(3,356)	(4,003)
Borrowings of notes and loans payable	40,000	71,000	783
Repayments of notes and loans payable	(86,021)	(27,817)	—
Proceeds from exercise of stock options/warrants	1,833	1,159	22,527
Dividends on common stock	—	(12,609)	(16,580)

CASH FLOW FROM FINANCING	(218,494)	4,499	629,927

Increase (decrease) in cash and equivalents	9,509	(24,105)	(53,771)
Balance at beginning of period	64,915	89,020	142,791

Balance at end of period	$74,424	$64,915	$89,020

Amounts presented differ from those previously filed in Annual Reports on Form 10-K due to the adoption of FSP AUG AIR-1, “Accounting for Planned Major Maintenance Activities.” See Note 1.

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

CONSOLIDATION - The Consolidated Financial Statements include the accounts of Chiquita Brands International, Inc. (“CBII”), controlled majority-owned subsidiaries and any entities that are not controlled but require consolidation in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46(R), “Consolidation of Variable Interest Entities (revised December 2003) - an interpretation of ARB No. 51,” (collectively, “Chiquita” or the company). Intercompany balances and transactions have been eliminated.

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

CASH AND EQUIVALENTS - Cash and equivalents include cash and highly liquid investments with a maturity of three months or less at the time of purchase.

TRADE RECEIVABLES - Trade receivables less allowances reflect the net realizable value of the receivables, and approximate fair value. The company generally does not require collateral or other security to support trade receivables subject to credit risk. To reduce credit risk, the company performs credit investigations prior to establishing customer credit limits and reviews customer credit profiles on an ongoing basis. In Europe, the company purchases credit insurance to further mitigate collections risk. An allowance against the trade receivables is established based on the company’s knowledge of customers’ financial condition, historical loss experience and account payment status compared to invoice payment terms. An allowance is recorded and charged to expense when an account is deemed to be uncollectible. Recoveries of trade receivables previously reserved in the allowance are credited to income.

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

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are stated at cost, and except for land, are depreciated on a straight-line basis over their estimated remaining useful lives. The company generally uses 30 years for cultivations, 10 to 40 years for buildings and improvements, and 3 to 20 years for machinery and equipment. The company had used 25 years for its ships, which were sold in June 2007. Cultivations represent the costs to plant and care for banana plants until such time that the root system can support commercial quantities of fruit, as well as the costs to build levees, drainage canals and other farm infrastructure to support the banana plants. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts. The difference between the net book value of the asset and proceeds from disposition is recognized as a gain or loss. Routine maintenance and repairs are charged to expense as incurred, while costs of betterments and renewals are capitalized. The company reviews the carrying value of its property, plant and equipment when impairment indicators are noted. No material impairment charges were required during 2007, 2006 or 2005.

INTANGIBLES - Goodwill and other intangible assets with an indefinite life, such as the company’s trademarks, are reviewed at least annually for impairment. The goodwill impairment review is highly judgmental and involves the use of significant estimates and assumptions, which have a significant impact on the amount of any impairment charge recorded. Estimates of fair value are primarily determined using discounted cash flow methods and are dependent upon discount rates and long-term assumptions regarding future sales trends, market conditions and cash flow, from which actual results may differ materially.

The company tests the carrying amounts of its trademarks for impairment by calculating the fair value using a “relief-from-royalty” method. Reviews for impairment at December 31, 2007 and 2006 of the Fresh Express goodwill and the Chiquita and Fresh Express trademarks indicated that no impairment charges were necessary.

The company’s intangible assets with a definite life consist of customer relationships and patented technology related to Fresh Express. These assets are subject to the amortization provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142 and are amortized on a straight-line basis over their estimated remaining lives. The weighted average remaining lives of the Fresh Express customer relationships and patented technology are 17 years and 14 years, respectively. The company evaluates intangible assets with a definite life when impairment indicators are noted. No impairment charges were required in 2007, 2006 or 2005.

REVENUE RECOGNITION - The company records revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectibility is reasonably assured. For the company, this point occurs when the product is delivered to, and title to the product passes to, the customer.

SALES INCENTIVES - The company, primarily through its Salads and Healthy Snacks segment, offers sales incentives and promotions to its customers (resellers) and to consumers. These incentives primarily include volume-related rebates, exclusivity and placement fees (fees paid to retailers for product display), consumer coupons and promotional discounts. The company follows the requirements of Emerging Issues Task Force (“EITF”) No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor’s Products).” Consideration given to customers and consumers related to sales incentives is recorded as a reduction of sales. Changes in the estimated amount of incentives to be paid are treated as changes in estimates and are recognized in the period of change.

SHIPPING AND HANDLING FEES AND COSTS - Shipping and handling fees billed to customers are included in net sales. Shipping and handling costs are recorded in cost of sales.

VALUE ADDED TAXES – Value added taxes that are collected from customers and remitted to taxing authorities are excluded from sales and cost of sales.

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

On January 1, 2006, the company adopted SFAS 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which is a revision of SFAS No. 123, using the modified-prospective-transition method. Under that transition method, compensation cost recognized in 2006 included (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted on or after January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). With the adoption of SFAS 123(R), stock-based awards granted on or after January 1, 2006 are being recognized as stock-based compensation expense over the period from the grant date to the date the employee is no longer required to provide service to earn the award, which could be immediately in the case of retirement-eligible employees. SFAS 123(R) did not have an impact on pre-tax income as it relates to the 2002 Grants, which were fully vested as of the company’s January 1, 2006 adoption date of this standard.

Since 2004, the company’s share-based awards have primarily consisted of restricted stock awards. These awards generally vest over 4 years. Prior to vesting, grantees are not eligible to vote or receive dividends on the restricted shares. The fair value of the awards is determined at the grant date and expensed over the period from the grant date to the date the employee is no longer required to provide service to earn the award, which could be immediately in the case of retirement-eligible employees.

The table below illustrates the effect of stock compensation expense on all periods as if the company had always applied the fair value method:

(In thousands, except per share amounts)	2007	2006	2005
Stock compensation expense included in net income (loss) (1)	$10,804	$10,381	$8,712

Net income (loss)	$(49,041)	$(95,520)	$131,440
Deemed dividend to minority shareholder in a subsidiary	(2,653)	—	—

Net income (loss) available to common shareholders	(51,694)	(95,520)	131,440
Pro forma stock compensation expense (2)	—	—	(6,052)

Pro forma net income (loss) available to common shareholders	$(51,694)	$(95,520)	$125,388

Basic earnings per common share:
Stock compensation expense included in net income (loss)	$0.25	$0.25	$0.21

Net income (loss) per common share - basic	$(1.22)	$(2.27)	$3.16
Pro forma stock compensation expense (2)	—	—	(0.15)

Pro forma net income (loss) per common share - basic	$(1.22)	$(2.27)	$3.01

Diluted earnings per common share:
Stock compensation expense included in net income (loss)	$0.25	$0.25	$0.19

Net income (loss) per common share - diluted	$(1.22)	$(2.27)	$2.92
Pro forma stock compensation expense (2)	—	—	(0.14)

Pro forma net income (loss) per common share - diluted	$(1.22)	$(2.27)	$2.78

(1)

Represents expense from restricted stock awards and long term incentive program (“LTIP”) of $9.9 million, $9.2 million and $7.5 million in 2007, 2006 and 2005, respectively. Also represents expense from stock options of $0.9 million, $1.2 million and $1.2 million in 2007, 2006 and 2005, respectively.

(2)

Represents the additional amount of stock compensation expense that would have been included in net income and its effect on net income per common share had the company applied the fair value method under SFAS No. 123 for awards issued prior to 2003, when the company first began expensing options.

CONTINGENT LIABILITIES – On a quarterly basis, the company reviews the status of each claim and legal proceeding and assesses the potential financial exposure. This is coordinated from information obtained through external and internal counsel. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the company accrues a liability for the estimated loss, in accordance with SFAS No. 5, “Accounting for Contingencies.” To the extent the amount of a probable loss is estimable only by reference to a range of equally likely outcomes, and no amount within the range appears to be a better estimate than any other amount, the company accrues the low end of the range. Management draws judgments related to accruals based on the best information available to it at the time, which may be based on estimates and assumptions, including those that depend on external factors beyond the company’s control. As additional information becomes available, the company reassesses the potential liabilities related to pending claims and litigation, and may revise estimates. Such revisions could have a significant impact on the company’s results of operations and financial position.

INCOME TAXES – The company is subject to income taxes in both the United States and numerous foreign jurisdictions. Income tax expense (benefit) is provided for using the asset and liability method. Deferred income taxes are recognized at currently enacted tax rates for the expected future tax consequences attributable to temporary differences between amounts reported for income tax purposes and financial reporting purposes. Deferred taxes are not provided for the undistributed earnings of subsidiaries operating outside the U.S. that have been permanently reinvested. The company records an appropriate valuation allowance to reduce deferred tax assets to the amount that is “more likely than not” to be realized. The company establishes reserves for tax-related uncertainties based on the estimates of whether, and the extent to which, additional taxes and interest will be due. The impact of reserve provisions and changes to the reserves that are considered appropriate, as well as the related net interest and penalties, are included in “Income taxes” in the Consolidated Statement of Income. See “New Accounting Pronouncements” below for a description of the company’s adoption of FASB Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes.”

Significant judgment is required in evaluating tax positions and determining the company’s provision for income taxes. The company regularly reviews its tax positions, the reserves are adjusted in light of changing facts and circumstances, such as the resolution of outstanding tax audits or contingencies in various jurisdictions and expiration of statute of limitations.

EARNINGS PER SHARE - Basic earnings per share is calculated on the basis of the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated on the basis of the sum of the weighted average number of common shares outstanding during the year and the dilutive effect of the assumed conversion to common stock from exercise or vesting of options, warrants and other stock awards using the treasury stock method. The assumed conversion to common stock of securities that would, on an individual basis, have an anti-dilutive effect on diluted earnings per share is not included in the diluted earnings per share computation.

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

The company is exposed to currency exchange risk, most significantly from the value of the euro and its effect on the amount of net euro cash flow from the conversion of euro-denominated sales into U.S. dollars. The company is also exposed to price risk on purchases of fuel, especially the price of bunker fuel used in its ocean shipping operations. The company reduces these exposures by purchasing options, collars and forward contracts. These options, collars and forwards qualify for hedge accounting as cash flow hedges. The company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. To the extent that these hedges are effective in offsetting the company’s underlying risk exposure, gains and losses are deferred in accumulated OCI until the underlying transaction is recognized in net income. Gains or losses on effective hedges that have been terminated prior to maturity are also deferred in accumulated OCI until the underlying transaction is recognized in net income. For the ineffective portion of the hedge, gains or losses are reflected in net income in the current period. The earnings impact of the options, collars and forward contracts is recorded in net sales for currency hedges, and in cost of sales for fuel hedges. The company does not hold or issue derivative financial instruments for speculative purposes. See Note 10 for additional description of the company’s hedging activities.

PENSION AND TROPICAL SEVERANCE PLANS - In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R).” SFAS No. 158 requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position, recognize through comprehensive income changes in that funded status in the year in which the changes occur, and measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year. On December 31, 2006, the company adopted the provisions of SFAS No. 158. Significant assumptions used in the actuarial calculation of the liabilities and expense related to the company’s defined benefit and foreign pension and severance plans include the discount rate, long-term rate of compensation increase, and the long-term rate of return on plan assets. For discount rates, the company uses the rate on high quality, fixed income investments, such as Moody’s Aa rated corporate bonds for domestic plans and a rate based on the 10-year U.S. Treasury rate adjusted to reflect higher inflation for foreign plans.

NEW ACCOUNTING PRONOUNCEMENTS - In September 2006, the FASB issued FASB Staff Position (“FSP”) No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities.” This FSP eliminated the accrue-in-advance method of accounting for planned major maintenance activities, which the company used to account for major maintenance, scheduled at five-year intervals, of its twelve previously-owned ships. Under this new standard, the company would have deferred expenses incurred for major maintenance activities and amortized them over the five-year maintenance interval. The company adopted this FSP on January 1, 2007, prior to the June sale of its twelve ships (see Note 3). Because this FSP was required to be applied retrospectively, adoption resulted in (i) a $4.5 million increase to beginning retained earnings as of January 1, 2003 for the cumulative effect of the change in accounting principle, and (ii) adjustments to the financial statements for each prior period to reflect the period-specific effects of applying the new accounting principle. These prior period adjustments were not material to the company’s Consolidated Statements of Income.

In June 2006, the FASB issued Interpretation No. 48 (“FIN”) 48, “Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109.” In the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109 and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of a tax position in accordance with this Interpretation is a two-step process. The first step is a recognition process to determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step is a measurement process whereby a tax position that meets the more-likely-than-not recognition threshold is assessed to determine the cost or benefit to be recognized in the financial statements. The company adopted FIN 48 on January 1, 2007. The company was required to record any FIN 48 adjustments as of January 1, 2007, the adoption date, to beginning retained earnings rather than the Consolidated Statement of Income. As a result, the company recorded a cumulative effect adjustment of $21 million as a charge to retained earnings on

January 1, 2007. The transition adjustment reflected the maximum statutory amounts of the tax positions, including interest and penalties, without regard to the potential for settlement. Interest and penalties are included in “Income taxes” in the Consolidated Statement of Income.

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

In February 2007, the FASB issued SFAS No. 159, “Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 allows for voluntary measurement of many financial assets and financial liabilities at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The company is currently assessing the impact of SFAS No. 159 on its financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141(R)”). SFAS No. 141(R) expands the existing guidance related to transactions obtaining control of a business and the related recognition and measurement of assets, liabilities, contingencies, goodwill and intangible assets. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008. The company is currently assessing the impact of SFAS No. 141(R) on its financial statements.

Note 2 – Restructuring

In October 2007, the company began implementing a restructuring plan designed to improve profitability by consolidating operations and simplifying its overhead structure to improve efficiency, stimulate innovation and enhance focus on customers and consumers. The restructuring plan included the elimination of approximately 170 management positions and more than 700 other full time positions. The restructuring plan is designed to optimize the distribution network by closing distribution facilities in Greencastle, Pennsylvania; Carrollton, Georgia; and Bradenton, Florida. The restructuring plan also discontinues the company’s line of fresh-cut fruit bowls to focus on its line of healthy snacks via the conversion of facilities in Edgington, Illinois and Salinas, California. The company recorded charges of approximately $26 million in 2007 related to this restructuring, including $14 million related to severance costs and $12 million related to facility closures and conversions. At December 31, 2007, the company had an $11 million accrual for severance, included in “Accrued Liabilities” in the Consolidated Balance Sheet. Assets held for sale as a result of this restructuring plan are included in “Investments and other assets, net” in the Consolidated Balance Sheet.

Note 3 – Acquisitions and Divestitures

Acquisition of Fresh Express

In June 2005, the company acquired the Fresh Express packaged salad and fresh-cut fruit division of Performance Food Group (“PFG”). Fresh Express is the retail market leader of value-added packaged salads in the United States. The acquisition added about $1 billion to Chiquita’s consolidated annual revenues. The company believes that this acquisition diversified its business, accelerated revenue growth in higher margin value-added products, and provided a more balanced mix of sales between Europe and North America, which makes the company less susceptible to risks unique to Europe, such as foreign exchange risk and changes in the competitive environment in the European Union following the 2006 change to tariff-only banana import regime.

The company paid PFG $855 million in consideration and incurred transaction expenses of $8 million. In addition, the company transferred $35 million to PFG ($6 million in 2006) primarily corresponding to the estimated amount of cash at Fresh Express and outstanding checks (issued by PFG in payment of Fresh Express obligations) in excess of deposits. The company also incurred approximately $24 million of fees related to the financing of the acquisition, which are being amortized over the effective life of the respective loans, the prepayment of which will result in accelerated amortization. The total payments were funded with $775 million in debt and approximately $145 million in cash.

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

$898

The fair value of fixed assets and other intangible assets acquired was based on independent appraisals. The other assets and liabilities, which primarily represented trade receivables, trade payables and accrued liabilities, were based on historical values and were assumed to be stated at fair market value. Goodwill represents the excess purchase price above the fair market value of the identifiable tangible and intangible assets and liabilities acquired.

With the completion of the acquisition, the company prepared and executed a formal integration plan. Management’s plans included exiting or consolidating certain activities of Fresh Express and included costs such as lease and contract termination, severance and certain other exit costs. As a significant component of the integration plan, the company closed processing facilities in Manteno, Illinois and Kansas City, Missouri as part of a supply chain optimization plan. This plan eliminated redundancies in fresh-cut fruit processing capacity in the Midwestern United States, improved plant utilization and reduced costs. As a result of the closure of the pre-acquisition Chiquita plant at Manteno, the company incurred mostly non-cash charges of $6 million in the fourth quarter of 2005 and $2 million in the first quarter of 2006. Substantially all of these costs were included in “Cost of sales” in the Consolidated Statement of Income. The closure of the pre-acquisition Fresh Express plant at Kansas City and related asset disposals resulted in a $5 million increase to goodwill through purchase price accounting.

Starting with the June 28, 2005 acquisition date, the company’s Consolidated Statement of Income includes the operations of Fresh Express and interest expense on the acquisition financing.

Other Acquisitions and Divestitures

Verdelli Farms

In October 2007, Fresh Express acquired Verdelli Farms, a premier regional processor of value-added salads, vegetables and fruit snacks on the east coast of the United States. This company markets products in 10 states under the Harvest Select and Verdelli Farms brands. The company believes the acquisition benefits Fresh Express by expanding its presence in the northeast United States through its customer relationships, manufacturing capabilities and distribution logistics in this region of the United States. Beginning October 16, 2007, the company’s Consolidated Statement of Income includes operations from Verdelli Farms. The allocation of the purchase price for the Verdelli acquisition was not significant to any account on the Consolidated Balance Sheets and any impact to pro forma earnings for 2007 is immaterial.

Sale of Shipping Fleet

In June 2007, the company completed the sale of its twelve refrigerated cargo ships and related spare parts for $227 million. The ships are being chartered back from an alliance formed by Eastwind Maritime Inc. and NYKCool AB. The parties also entered a long-term strategic agreement in which the alliance will serve as Chiquita’s preferred supplier in ocean shipping to and from Europe and North America.

As part of the transaction, Chiquita is leasing back eleven of the ships for a period of seven years, with options for up to an additional five years, and one vessel for a period of three years, with an option for up to an additional two years. The leases for all twelve ships qualify as operating leases. The agreements also provide for the alliance to service the remainder of Chiquita’s core ocean shipping needs for North America and Europe, including, among other things, providing multi-year time charters commencing in late 2007 and early 2008 for seven additional refrigerated ships.

The ships sold consisted of eight specialized refrigerated ships and four refrigerated container ships, which collectively transported approximately 70 percent of Chiquita’s banana volume shipped to core markets in Europe and North America. At the date of the sale, the net book value of the assets sold was approximately $120 million, classified almost entirely in “Property, plant and equipment, net” in the Consolidated Balance Sheet. After approximately $3 million in transaction fees, the company realized a gain on the sale of the ships of approximately $102 million, which has been deferred and will be amortized to “Cost of sales” in the Consolidated Statements of Income over the initial leaseback periods, which will be at a rate of approximately $14 million per year. The company also recognized $4 million of expenses in the quarter ended June 30, 2007 for severance and write-off of deferred financing costs associated with the repayment of debt described below, and a $2 million gain on the sale of the related spare parts.

The cash proceeds from the transaction were used to repay approximately $210 million of debt, including immediate repayment of $90 million of debt associated with the ships, $24 million of Term Loan B debt, and $56 million of revolving credit borrowings, and repayment during the third quarter 2007 of $40 million of Term Loan C debt. The company reinvested the remaining $12 million of net proceeds into qualifying investments, which the company would have otherwise been obligated to use to repay amounts outstanding under the CBL Facility.

Chiquita Chile

In the 2007 fourth quarter, the company sold three plants and other assets in Chile for approximately $10 million of cash proceeds, resulting in a $3 million net gain. The assets sold represented substantially all of the company’s remaining assets in Chile, with the exception of one farm that is expected to be sold in 2008. In conjunction with the company’s asset sales in Chile, the company recorded inventory write-downs and severance and other costs totaling $7 million. In addition, in the first quarter of 2007, the company exited certain unprofitable farm leases in Chile, resulting in charges of approximately $6 million. The company plans to continue sourcing products from independent growers in Chile.

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

Note 4 – Goodwill, Trademarks and Intangible Assets

Goodwill

(In thousands)

Balance at December 31, 2005	$577,543
Effect of currency translation on Atlanta AG goodwill	2,237
Impairment charge to Atlanta AG goodwill	(42,793)
Adjustment of acquired Fresh Express assets and liabilities to fair value as of the purchase date	4,911

Balance at December 31, 2006	541,898
Acquisition of businesses	6,630

Balance at December 31, 2007	$548,528

During the 2006 third quarter, due to a decline in Atlanta AG’s business performance in the period following the implementation of the new EU banana import regime as of January 1, 2006, the company accelerated its testing of the Atlanta AG goodwill for impairment. As a result of this analysis, the company recorded a goodwill impairment charge in the 2006 third quarter for the entire amount of the Atlanta AG goodwill.

Trademarks and Other Intangible Assets

The company’s trademarks for Chiquita and Fresh Express are not amortizable (indefinite-lived). Other intangible assets consist of amortizable (definite-lived) intangible assets. Trademarks and other intangible assets, net consist of the following at December 31, 2007 and 2006:

(In thousands)	2007	2006
Unamortized intangible assets:
Trademarks	$449,085	$449,085

Amortized intangible assets:
Customer relationships	$110,000	$110,000
Patented technology	59,500	59,500

	169,500	169,500
Accumulated amortization	(24,557)	(14,734)

Other intangible assets, net	$144,943	$154,766

Amortization expense of other intangible assets totaled $10 million in 2007, $10 million in 2006, and $5 million in 2005. The estimated amortization expense associated with other intangible assets in each of the five years beginning January 1, 2008 is as follows:

(In thousands)	Amount
2008	$9,823
2009	9,823
2010	9,373
2011	8,923
2012	8,923

Note 5 - Earnings Per Share

Basic and diluted earnings per common share (“EPS”) are calculated as follows:

(In thousands, except per share amounts)	2007	2006	2005
Net income (loss)	$(49,041)	$(95,520)	$131,440
Deemed dividend to minority shareholder in a subsidiary(1)	(2,653)	—	—

Net income (loss) available to common shareholders	$(51,694)	$(95,520)	$131,440

Weighted average common shares outstanding (used to calculate basic EPS)	42,493	42,084	41,601
Stock options, warrants and other stock awards	—	—	3,470

Weighted average common shares outstanding (used to calculate diluted EPS)	42,493	42,084	45,071

Net income (loss) per common share - basic	$(1.22)	$(2.27)	$3.16
Net income (loss) per common share - diluted	$(1.22)	$(2.27)	$2.92

(1)

Earnings available to common shareholders for the year ended December 31, 2007, used to calculate earnings per share are reduced by a deemed dividend to a minority shareholder in a subsidiary, resulting in an additional $0.06 net loss per common share.

The assumed conversions to common stock of the company’s outstanding warrants, stock options and other stock awards, are excluded from the diluted EPS computations for periods in which these items, on an individual basis, have an anti-dilutive effect on diluted EPS. For 2007 and 2006, the shares used to calculate diluted EPS would have been 43.4 million and 42.7 million, if the company had generated net income during each year.

Note 6 - Inventories

Inventories consist of the following:

	December 31,
(In thousands)	2007	2006
Bananas	$40,954	$45,972
Salads	8,103	9,296
Other fresh produce	8,817	14,147
Processed food products	16,402	10,989
Growing crops	86,429	101,424
Materials, supplies and other	56,693	59,139

	$217,398	$240,967

The carrying value of inventories valued by the LIFO method was approximately $87 million at December 31, 2007 and $91 million at December 31, 2006. At current costs, these inventories would have been approximately $20 million and $14 million higher than the LIFO values at December 31, 2007 and 2006, respectively.

Note 7 - Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,
(In thousands)	2007	2006
Land	$49,711	$54,466
Buildings and improvements	214,921	192,790
Machinery, equipment and other	385,307	357,491
Ships and containers	17,991	177,528
Cultivations	60,500	52,251

	728,430	834,526
Accumulated depreciation	(293,307)	(261,210)

	$435,123	$573,316

The company owned twelve ships at December 31, 2006, which were sold under a sale leaseback agreement in 2007. See Note 3 to the Consolidated Financial Statement for a further description of the sale of the company’s shipping fleet.

Note 8 – Leases and Non-Cancelable Purchase Commitments

Leases

Total rental expense consists of the following:

(In thousands)	2007	2006	2005
Gross rentals
Ships and containers	$143,942	$101,383	$90,279
Other	52,590	48,325	43,400

	196,532	149,708	133,679
Sublease rentals	(7,318)	(5,938)	(3,390)

	$189,214	$143,770	$130,289

No purchase options exist on ships under operating leases.

In June 2007, the company completed the sale of its twelve refrigerated cargo ships, as discussed in Note 3. The ships are being chartered back from an alliance formed by two global shipping operators, Eastwind Maritime Inc. and NYKCool AB. The company is leasing back eleven of the ships for a period of seven years, with options for up to an additional five years, and one vessel for a period of three years, with an option for up to an additional two years. In addition, the company is leasing seven more ships, five of which are being leased for a period of three years and two for a period of two years. The company expects to make future annual rental payments of approximately $100 million during the first three years of the agreement and approximately $60 million for the last four years.

Future minimum rental payments required under operating leases having initial or remaining non-cancelable lease terms in excess of one year at December 31, 2007 are as follows:

(In thousands)	Ships and containers	Other	Total
2008	$120,623	$34,130	$154,753
2009	112,345	28,211	140,556
2010	96,708	23,161	119,869
2011	62,746	19,001	81,747
2012	59,871	11,947	71,818
Later years	86,430	52,008	138,438

Portions of the minimum rental payments for ships constitute reimbursement for ship operating costs paid by the lessor.

Note 9 - Equity Method Investments

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

Chiquita’s share of the income (loss) of these affiliates was less than $(1) million in 2007, $6 million in 2006 and $1 million in 2005, and its investment in these affiliates totaled $43 million at December 31, 2007 and $48 million at December 31, 2006. The company’s share of undistributed earnings from equity method investments totaled $32 million at December 31, 2007 and $34 million at December 31, 2006. The company’s carrying value of equity method investments was approximately $25 million and $22 million less than the company’s proportionate share of the investees’ underlying net assets at December 31, 2007 and 2006, respectively. The amount associated with the property, plant and equipment of the underlying investees was not significant.

Summarized unaudited financial information of the Chiquita-Unifrutti JV and other equity method investments are for the years ended December 31:

(In thousands)	2007	2006	2005
Revenue	$643,109	$658,383	$568,117
Gross profit	49,774	63,209	54,085
Net income (loss)	(3,375)	11,242	1,170

	December 31,
(In thousands)	2007	2006
Current assets	$85,308	$106,170
Total assets	203,284	222,620
Current liabilities	56,284	68,203
Total liabilities	67,086	82,338

Sales by Chiquita to equity method investees were approximately $18 million in 2007, $16 million in 2006 and $20 million in 2005. There were no purchases from equity method investees in 2007, 2006 and 2005. Receivable amounts from equity method investees were not significant at December 31, 2007 and 2006.

Note 10 - Financial Instruments

The company enters into contracts to hedge its risks associated with euro exchange rate movements, primarily to reduce the negative earnings and cash flow impact that any significant decline in the value of the euro would have on the conversion of euro-based revenue into U.S. dollars. The company reduces these exposures by purchasing options, collars and forward contracts. Purchased put options, which require an upfront premium payment, can reduce the negative earnings impact on the company of a significant future decline in the value of the euro, without limiting the benefit received from a stronger euro. Collars include call options, the sale of which reduces the company’s net option premium expense but could limit the benefit received from a stronger euro. The company also enters into hedge contracts for fuel oil for its shipping operations, which permit it to lock in fuel purchase prices for up to three years and thereby minimize the volatility that changes in fuel prices could have on its operating results. Although the company sold its twelve ships in June 2007, it is still responsible for purchasing fuel for these ships, which are being chartered back under long-term leases, and as a result, the company intends to continue its fuel hedging activities.

Foreign currency hedging costs charged to the Consolidated Statement of Income were $19 million in 2007, $17 million in 2006 and $8 million in 2005. These costs reduce any favorable impact of the exchange rate on U.S. dollar realizations of euro-denominated sales. At December 31, 2007, unrealized losses of $10 million on the company’s currency hedges were included in “Accumulated other comprehensive income,” substantially all of which is expected to be reclassified to net income during the next 12 months. Unrealized gains of $49 million on the fuel forward contracts were also included in “Accumulated other comprehensive income” at December 31, 2007, $24 million of which is expected to be reclassified to net income during the next 12 months.

In April 2007, the company re-optimized its currency hedge portfolio for May through December 2007. The company invested a net $2 million to replace approximately €145 million of euro put options expiring between May and September 2007 with an average strike rate of $1.28 per euro, with put options at an average strike rate of $1.34 per euro. In addition, the company replaced approximately €65 million of euro put options expiring between October and December 2007 with an average strike rate of $1.27 per euro, with collars comprised of put options at an average strike rate of $1.34 per euro and call options at an average strike rate of $1.48 per euro.

In October and November 2007, the company re-optimized its currency hedge portfolio for 2008. The company invested a net $4 million to replace approximately €340 million of euro put options expiring in 2008 with an average strike rate of $1.28 per euro, with collars comprised of put options at an average strike rate of $1.41 per euro and call options at an average strike rate of $1.56 per euro. Gains or losses on the new instruments, as well as the losses incurred on the original set of options, will be deferred in “Accumulated other comprehensive income” until the underlying transactions are recognized in net income.

At December 31, 2007, the company’s hedge portfolio was comprised of the following:

Hedge Instrument	Notional Amount		Average Rate/Price	Settlement Year
Currency Hedges
Purchased Euro Put Options	€345 million		$1.40 /	€2008
Sold Euro Call Options	€343 million		$1.56 /	€2008
Purchased Euro Put Options	€179 million		$1.38 /	€2009

Fuel Hedges
3.5% Rotterdam Barge
Fuel Oil Forward Contracts	165,000 metric tons	(mt)	$335 / mt	2008
Fuel Oil Forward Contracts	165,000 mt		$337 / mt	2009
Fuel Oil Forward Contracts	25,000 mt		$317 / mt	2010
Singapore/New York Harbor
Fuel Oil Forward Contracts	35,000 mt		$368 / mt	2008
Fuel Oil Forward Contracts	35,000 mt		$366 / mt	2009
Fuel Oil Forward Contracts	5,000 mt		$349 / mt	2010

At December 31, 2007, the fair value of the foreign currency option and fuel oil forward contracts was a net asset of $57 million, of which $27 million is included in “Other current assets” and $30 million in “Investments and other assets, net” in the Consolidated Balance Sheet. At December 31, 2006, the fair value of the foreign currency option and fuel oil forward contracts was a net liability of $6 million, substantially all of which is included in “Other liabilities.” The amount included in net income (loss) for the change in fair value of the fuel oil forward contracts relating to hedge ineffectiveness was a gain of $2 million in 2007, was not material in 2006, and was a gain of $3 million in 2005.

The carrying values and estimated fair values of the company’s debt, fuel oil forward contracts and foreign currency option contracts are summarized below:

	December 31, 2007		December 31, 2006
(Assets (liabilities), in thousands)	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Parent company debt
7 1/2% Senior Notes	$(250,000)	$(222,000)	$(250,000)	$(230,000)
8 7/8% Senior Notes	(225,000)	(205,000)	(225,000)	(216,000)
Subsidiary debt
Term Loan B	—	—	(24,341)	(24,000)
Term Loan C	(325,725)	(325,000)	(369,375)	(374,000)
Other	(12,996)	(13,000)	(159,801)	(160,000)
Fuel oil forward contracts	49,877	49,877	(10,040)	(10,040)
Foreign currency option contracts	6,970	6,970	4,098	4,098

The fair value of the company’s publicly-traded debt is based on quoted market prices. The term loans are traded between institutional investors on the secondary loan market, and the fair values of the term loans are based on the last available trading price. Fair values for the foreign currency options, collars and fuel oil forward contracts are based on estimated amounts that the company would have paid or received upon termination of the contracts at December 31, 2007 and 2006. Fair value for other debt is estimated based on the current rates offered to the company for debt of similar maturities.

The company is exposed to credit risk on its hedging instruments in the event of nonperformance by counterparties. However, because the company’s hedging activities are transacted only with highly rated institutions, Chiquita does not anticipate nonperformance by any of these counterparties. Additionally, the company has entered into agreements that limit its credit exposure to the amount of unrealized gains on the option and forward contracts. The company does not require collateral from its counterparties.

Excluding the effect of the company’s foreign currency option contracts, net foreign exchange gains (losses) were $6 million in 2007, $3 million in 2006 and $(21) million in 2005.

Note 11 - Debt

Long-term debt consists of:

	December 31,
(In thousands)	2007	2006
Parent Company
7 1/2% Senior Notes, due 2014	$250,000	$250,000
8 7/8% Senior Notes, due 2015	225,000	225,000

Long-term debt of parent company	$475,000	$475,000

Subsidiaries
Loans secured by ships, due in installments from 2008 to 2012
- weighted average interest rate of 5.1% in 2006	$—	$100,581
Loans secured by substantially all U.S. and certain foreign assets, due in installments from 2008 to 2012
- Term Loan B, variable interest rate of 8.4% in 2006	—	24,341
- Term Loan C, variable interest rate of 8.4% (8.4% in 2006)	325,725	369,375
Other loans	2,998	4,178
Less current maturities	(4,668)	(22,588)

Long-term debt of subsidiaries	$324,055	$475,887

Maturities on subsidiary long-term debt during the next five years are:

(In thousands)	Actual
2008	$4,668
2009	4,103
2010	3,703
2011	159,248
2012	157,000

Cash payments relating to interest expense were $82 million in 2007, $86 million in 2006 and $60 million in 2005.

7 1/2% Senior Notes

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

8 7/8% Senior Notes

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

CBL Facility

In June 2005, the company and Chiquita Brands L.L.C. (“CBL”), the main operating subsidiary of the company, entered into an amended and restated credit agreement with a syndicate of bank lenders for a $650 million senior secured credit facility (the “CBL Facility”) that replaced the credit agreement entered into by CBL in January 2005. Total fees of approximately $18 million were paid to obtain the CBL Facility. In June 2006, the revolver portion of the CBL Facility was increased by $50 million. In June and November 2006, the company obtained covenant relief from its lenders. The amendments revised certain covenant calculations relating to financial ratios for leverage and fixed charge coverage, established new levels for compliance with those covenants to provide additional financial flexibility, and established new interest rates. Total fees of approximately $2 million were paid to amend the CBL Facility. In March 2007, the company obtained further prospective covenant relief with respect to the plea agreement made by the company with the U.S. Department of Justice and other related costs (see Note 17). The amended CBL Facility consists of:

•

A five-year $200 million revolving credit facility (the “Revolving Credit Facility”). At December 31, 2007, no borrowings were outstanding and $31 million of credit availability was used to support issued letters of credit, leaving $169 million of credit available under the Revolving Credit Facility. $44 million of borrowings were outstanding at December 31, 2006. The company repaid $80 million of borrowings under the Revolving Credit Facility in the 2007 second quarter, mostly with ship sale proceeds. The company borrowed an additional $45 million under the Revolving Credit Facility in January and February 2008. The Revolving Credit Facility bears interest at LIBOR plus a margin of 1.25% to 3.00%, and CBL is required to pay a fee on the daily unused portion of the Revolving Credit Facility of 0.25% to 0.50% per annum, depending in each case on the company’s consolidated leverage ratio. At December 31, 2007 and 2006, the interest rate on the Revolving Credit Facility was LIBOR plus 3.00%; and

•

Two seven-year term loans, one for $125 million (the “Term Loan B”) and one for $375 million (the “Term Loan C”) (collectively, the “Term Loans”), the proceeds of which were used to finance a portion of the acquisition of Fresh Express. In February 2008, subsequent to the balance sheet date, the company repaid $194 million of Term Loan C with the net proceeds of the Convertible Notes. At December 31, 2007, $326 million was outstanding under Term Loan C. In connection with the ship sale, the company repaid the remaining $24 million of Term Loan B debt during the second quarter 2007 and $40 million of Term Loan C debt during the 2007 third quarter. The company made $100 million of principal prepayments on the Term Loan B in 2005. The Term Loans cannot be re-borrowed and each requires quarterly payments, which began in September 2005, amounting to 1% per year of the initial principal amount less any prepayments, for the first six years, with the remaining balance to be paid quarterly in the seventh year. As described above, Term Loan B was repaid in full in June 2007. Term Loan C bears interest at LIBOR plus a margin of 2.00% to 3.00%, depending on the company’s consolidated leverage ratio. At December 31, 2007 and 2006, the interest rate on Term Loan C was LIBOR plus 3.00%.

Substantially all U.S. assets of CBL and its subsidiaries are pledged to secure the CBL Facility. The Revolving Credit Facility is principally secured by the U.S. assets of CBL and its subsidiaries other than Fresh Express and its subsidiaries. The Term Loan C is principally secured by the assets of Fresh Express and its subsidiaries. The Revolving Credit Facility is also secured by liens on CBL’s trademarks as well as pledges of equity and guarantees by various subsidiaries worldwide. The CBL Facility is guaranteed by CBII and secured by a pledge of CBL’s equity.

Under the amended CBL Facility, CBL may distribute cash to CBII for routine CBII operating expenses, interest payments on CBII’s 7 1/2% and 8 7/8% Senior Notes and payment of certain other specified CBII liabilities. At December 31, 2007, distributions to CBII, other than for normal overhead expenses and interest on the company’s existing 7 1/2% and 8 7/8% Senior Notes, were limited to $13 million.

Ship-Related Debt

In June 2007, the company repaid the remaining $90 million of loans secured by its shipping assets with cash proceeds from the sale of the company’s ships. The majority of the $90 million repaid the $80 million seven-year secured revolving credit facility (the “GWF Facility”) that Great White Fleet Ltd. (“GWF”) entered into in April 2005. At December 31, 2006, the company’s loans secured by its shipping assets were comprised of the following: (i) $63 million were euro denominated with variable rates based on prevailing EURIBOR rates; (ii) $16 million were U.S. dollar denominated with average fixed interest rates of 5.4%; (iii) $15 million were euro denominated with average fixed interest rates of 5.5%; and (iv) the remaining $7 million were U.S. dollar denominated with variable rates based on prevailing LIBOR rates.

Other Debt

The company also borrows funds on a short-term basis. The average interest rates for all short-term notes and loans payable outstanding, excluding borrowings under the Revolving Credit Facility, were 5.1% at December 31, 2007 and 2006.

As more fully described in Note 17 to the Consolidated Financial Statements, the company may be required to issue letters of credit up to approximately $40 million in connection with its appeal of certain claims of Italian customs authorities. The company issued a letter of credit in the fourth quarter 2006 to allow surety bonds to be posted in the amount of approximately €5 million (approximately $7 million), and may in the next year may be required to issues letters of credit in amounts up to approximately $3 million as security in connection with its appeals of other Italian customs cases. Any future letters of credit, if required, would be issued under the company’s Revolving Credit Facility, which contains a $100 million sublimit for letters of credit.

A subsidiary of the company has a €25 million uncommitted credit line and a €17 million committed credit line for bank guarantees to be used primarily to guarantee the company’s payments for licenses and duties in European Union countries. At December 31, 2007, the bank counterparties had provided €12 million of guarantees under these lines.

Convertible Notes – Subsequent Event

On February 12, 2008, the company issued $200 million of 4.25% convertible senior notes due 2016 (“Convertible Notes”). The Convertible Notes provided approximately $194 million in net proceeds, which were used to repay a portion of Term Loan C (debt of a subsidiary). Interest on the Convertible Notes is payable interest semiannually in arrears at a rate of 4.25% per annum, beginning August 15, 2008. The Convertible Notes are unsecured, unsubordinated obligations of the parent company and rank equally with the 7 1/2% Senior Notes, the 8 7/8% Senior Notes and any other unsecured, unsubordinated indebtedness Chiquita may incur.

The application of the net proceeds of the Convertible Notes to Term Loan C results in the extension of debt maturities. As described in the CBL Facility, Term Loan C matures in 2011 and 2012, with smaller quarterly installments until that time. The full principal amount of the Convertible Notes matures August 15, 2016.

The Convertible Notes are convertible at an initial conversion rate of 44.5524 shares of common stock per $1,000 in principal amount, equivalent to an initial conversion price of approximately $22.45 per share of common stock. The conversion rate is subject to adjustment based on certain dilutive events, including stock splits, stock dividends and other distributions (including cash dividends) in respect of the common stock.

Holders of the Convertible Notes may tender their notes for conversion between May 15 and August 14, 2016, in multiples of $1,000 in principal amount, without limitation. Prior to May 15, 2016, holders of the Convertible Notes may tender their Convertible Notes for conversion under the following circumstances: (i) in any quarter, if the closing price of Chiquita common stock during 20 of the last 30 trading days of the prior quarter was above 130% of the conversion price ($29.18 per share based on the initial conversion price); (ii) if a specified corporate event occurs, such as a merger, recapitalization, or issuance of certain rights or warrants; (iii) within 30 days of a “fundamental change,” which includes a change in control, merger, sale of all or substantially all of the company’s assets, dissolution or delisting; (iv) if during any 5-day trading period, the Convertible Notes are trading at less than 98% of the value of the shares the notes could otherwise be converted into, as defined in the notes; or (v) if the company calls the Convertible Notes for redemption.

Upon conversion, the Convertible Notes may be settled in shares, in cash or any combination thereof, at the company’s option, unless the company makes an “irrevocable net share settlement election,” in which case any Convertible Notes tendered for conversion will be settled with a cash amount equal to the principal portion together with shares of the company’s common stock to the extent that the obligation exceeds such principal portion. It is the company’s current intent and policy to settle any conversion of the Convertible Notes as if it had elected to make the net share settlement in the manner set forth above. The company initially reserved 11.8 million shares to cover conversions of the Convertible Notes.

If an event of default on the Convertible Notes occurs, 100% of the principal amount of the Convertible Notes, plus accrued and unpaid interest, if any, will become due and payable. Subject to certain exceptions, if the company undergoes a “fundamental change,” as defined in the notes, each holder of the Convertible Notes will have the option to require the company to repurchase all or a portion of such holder’s Convertible Notes. The fundamental change repurchase price will be 100% of the principal amount of the Convertible Notes to be purchased, plus accrued and unpaid interest, plus certain make-whole adjustments, if applicable. Any convertible notes repurchased by the company will be paid in cash.

Beginning February 19, 2014, the company may call the Convertible Notes for redemption if the common stock trades above 130% of the applicable conversion price for at least 20 of the 30 trading days preceding the redemption notice.

Additional Refinancing Activities – Subsequent Events

The company amended the 7 1/2% Senior Notes effective February 12, 2008. The amendment (i) permits the company to incur liens securing indebtedness in addition to liens already permitted in an aggregate amount not to exceed $185 million at any one time outstanding, so long as the Term Loan C under the Company's senior secured credit facility has been repaid or refinanced in full, and (ii) amended an existing permitted lien to allow the company to refinance certain liens permitted to be incurred under the 7 1/2% Senior Notes Indenture with new liens, provided that only the property and assets securing the indebtedness being refinanced are used to secure the new indebtedness (whether or not such liens were in existence when the 7 1/2% notes were originally issued). The company incurred approximately $5 million of fees in connection with obtaining consent for the amendment.

The company and CBL have entered into a commitment letter, dated February 4, 2008, with Coöperatieve Centrale Raiffeisen – Boerenleenbank B.A., "Rabobank Nederland," New York Branch ("Rabobank") to refinance CBL's existing revolving credit facility and the remaining portion of the Term Loan C as described above. Pursuant to the commitment letter and subject to the conditions described therein, Rabobank committed to provide to CBL a six-year secured credit facility including a $200 million revolving credit facility and $200 million term loan (collectively referred to as the new credit facilities). The commitment letter contains financial maintenance covenants that provide greater flexibility than those in the existing CBL Facility. The new credit facilities will contain two financial maintenance covenants, an operating company leverage covenant of 3.50x and a fixed charge covenant of 1.15x, for the life of the facility, and no holding company leverage covenant. The other covenants in the agreement governing the new credit facilities will be similar to those in CBL's existing senior secured credit facility. The new credit facility will be secured by Chiquita and Fresh Express trademarks, a pledge of all the equity of all U.S. subsidiaries and all or portions of the equity of certain material foreign subsidiaries (mainly in Europe), and guarantees by CBII (secured by a pledge of CBL stock) and by certain material foreign subsidiaries (mainly in Latin America). The new credit facility is expected to close by March 31, 2008, but there can be no assurance that the company will be successful in completing the new credit facilities, the timing thereof or that the terms of such facilities will not change. Additionally, the ultimate size of the new credit facilities may be less than the amounts in the commitment letter.

Upon the extinguishment of the existing credit facility and Term Loan C, all related deferred financing fees will be expensed through “Interest expense” on the Consolidated Statement of Income. Deferred financing fees related to this arrangement were $9 million at December 31, 2007.

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

	At December 31, 2006
(In thousands)	Prior to Adopting SFAS No. 158	Effect of Adopting SFAS No. 158	As Reported at December 31, 2006
Other intangible assets, net	$155,589	$(823)	$154,766
Accrued liabilities	129,234	7,672	136,906
Accrued pension and other employee benefits	79,212	(5,671)	73,541
Accumulated other comprehensive income	13,923	(2,824)	11,099

Pension and severance expense consists of the following:

	Domestic Plans
(In thousands)	2007	2006	2005
Defined benefit and severance plans:
Service cost	$483	$401	$444
Interest on projected benefit obligation	1,435	1,501	1,509
Expected return on plan assets	(1,803)	(1,730)	(1,667)
Recognized actuarial loss	29	381	234

	144	553	520
Defined contribution plans	9,622	9,385	5,933

Total pension and severance plan expense	$9,766	$9,938	$6,453

	Foreign Plans
(In thousands)	2007	2006	2005
Defined benefit and severance plans:
Service cost	$5,576	$6,518	$4,182
Interest on projected benefit obligation	4,124	4,126	4,308
Expected return on plan assets	(234)	(223)	(289)
Recognized actuarial (gain) loss	878	443	(194)
Amortization of prior service cost	283	874	933

	10,627	11,738	8,940
Curtailment loss	—	—	625
Net settlement gain	(544)	(905)	(1,669)

	10,083	10,833	7,896
Defined contribution plans	424	409	403

Total pension and severance plan expense	$10,507	$11,242	$8,299

The company’s pension and severance benefit obligations relate primarily to Central American benefits which, in accordance with local government regulations, are generally not funded until benefits are paid. Domestic pension plans are funded in accordance with the requirements of the Employee Retirement Income Security Act.

In 2007, the company paid approximately $2 million related to a plan to exit owned operations in Chile. The increase in expense in 2006 for the domestic defined contribution plan was primarily due to the June 28, 2005 acquisition of Fresh Express.

A net settlement gain of approximately $1 million was recorded during 2007 due to severance payments made to employees terminated in Panama. Primarily as a result of significant flooding to the company’s farms in Panama and Honduras during 2005, the company terminated a significant number of employees and recognized a net settlement gain of $1 million in 2006 and a net curtailment and settlement gain of $1 million in 2005 related to Central American employee benefit plans.

Financial information with respect to the company’s domestic and foreign defined benefit pension and severance plans is as follows:

	Domestic Plans
	Year Ended December 31,
(In thousands)	2007	2006
Fair value of plan assets at beginning of year	$24,112	$21,972
Actual return on plan assets	1,224	2,223
Employer contributions	1,449	1,685
Benefits paid	(2,052)	(1,768)

Fair value of plan assets at end of year	$24,733	$24,112

Projected benefit obligation at beginning of year	$27,444	$27,435
Service and interest cost	1,918	1,902
Actuarial (gain) loss	(2,004)	(125)
Benefits paid	(2,052)	(1,768)

Projected benefit obligation at end of year	$25,306	$27,444

Plan assets less than projected benefit obligation	$(573)	$(3,332)

	Foreign Plans
	Year Ended December 31,
(In thousands)	2007	2006
Fair value of plan assets at beginning of year	$9,010	$8,507
Actual return on plan assets	(143)	317
Employer contributions	10,881	9,301
Benefits paid	(11,394)	(9,697)
Foreign exchange	619	582

Fair value of plan assets at end of year	$8,973	$9,010

Projected benefit obligation at beginning of year	$59,774	$52,374
Service and interest cost	9,700	10,644
Actuarial loss	683	4,426
Benefits paid	(11,394)	(9,697)
Foreign exchange	2,149	2,027

Projected benefit obligation at end of year	$60,912	$59,774

Plan assets less than projected benefit obligation	$(51,939)	$(50,764)

The short-term portion of the funded status was $7 million and $8 million for foreign plans at December 31, 2007 and 2006, respectively. The full funded status of the domestic plans was classified as long-term.

The combined foreign and domestic plans’ accumulated benefit obligation was $77 million and $80 million as of December 31, 2007 and December 31, 2006, respectively.

The following weighted-average assumptions were used to determine the projected benefit obligations for the company’s domestic pension plans and foreign pension and severance plans:

	Domestic Plans		Foreign Plans
	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2006
Discount rate	5.75%	5.75%	7.00%	7.00%
Long-term rate of compensation increase	5.00%	5.00%	4.50%	4.50%
Long-term rate of return on plan assets	8.00%	8.00%	2.50%	2.50%

The company’s long-term rate of return on plan assets is based on the strategic asset allocation and future expected returns on plan assets.

Included in accumulated other comprehensive income at December 31, 2007 and 2006 are the following amounts that have not yet been recognized in net periodic pension cost:

(In thousands)	2007	2006
Unrecognized actuarial losses	$10,893	$11,251
Unrecognized prior service costs	645	928

The prior service costs and actuarial losses included in accumulated other comprehensive income and expected to be included in net periodic pension cost during the year ended December 31, 2008 are approximately $100,000 and $600,000, respectively.

The weighted-average asset allocations of the company’s domestic pension plans and foreign pension and severance plans by asset category are as follows:

	Domestic Plans		Foreign Plans
	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2006
Asset Category
Equity securities	76%	73%	—	—
Fixed income securities	22%	23%	64%	61%
Cash and equivalents	2%	4%	36%	39%

The primary investment objective for the domestic plans is preservation of capital with a reasonable amount of long-term growth and income without undue exposure to risk. This is provided by a balanced strategy using fixed income securities, equities and cash equivalents. The target allocation of the overall fund is 75% equities and 25% fixed income securities. The cash position is maintained at a level sufficient to provide for the liquidity needs of the fund. For the funds covering the foreign plans, the asset allocations are primarily mandated by the applicable governments, with an investment objective of minimal risk exposure.

The company does not expect to contribute to its domestic defined benefit pension plans and expects to contribute $9 million to its foreign pension and severance plans in 2008.

Expected benefit payments for the company’s domestic defined benefit pension plans and foreign pension and severance plans are as follows (in thousands):

	Domestic Plans	Foreign Plans
2008	$2,062	$8,949
2009	2,048	8,513
2010	2,065	7,962
2011	2,043	7,553
2012	2,032	7,198
2013-2017	9,867	32,151

Note 13 - Stock-Based Compensation

The company may issue up to an aggregate of 9.4 million shares of common stock as stock options, stock awards (including restricted stock awards), performance awards and stock appreciation rights ("SARs") under its stock incentive plan; at December 31, 2007, 2.3 million shares were available for future grants. The awards may be granted to directors, officers, other key employees and consultants. Stock options provide for the purchase of shares of common stock at fair market value at the date of grant. The company issues new shares when options are exercised under the stock plan.

Stock Options

Options for approximately 2 million shares were outstanding at December 31, 2007 under this plan. These options generally vest over four years and are exercisable for a period not in excess of 10 years. In addition to the options granted under the plan, the table below includes an inducement stock option grant for 325,000 shares made to the company’s chief executive officer in January 2004 in accordance with New York Stock Exchange rules. No options have been granted since January 2004. Additionally, but not included in the table below, there were 12,000 SARs granted to certain non-U.S. employees outstanding at December 31, 2007.

A summary of the activity and related information for the company’s stock options follows:

	2007		2006		2005
(In thousands, except per share amounts)	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Under option at beginning of year	2,243	$17.53	2,418	$17.48	3,783	$17.20
Options exercised	(102)	16.95	(70)	16.48	(1,330)	16.70
Options forfeited or expired	(41)	16.95	(105)	17.03	(35)	17.09

Under option at end of year	2,100	$17.57	2,243	$17.53	2,418	$17.48

Options exercisable at end of year	2,016	$17.34	2,048	$17.10	1,454	$16.97

Options outstanding as of December 31, 2007 had a weighted average remaining contractual life of 5 years and had exercise prices ranging from $11.73 to $23.43. The following table provides further information on the range of exercise prices:

	Options Outstanding			Options Exercisable
(In thousands, except per share amounts)	Shares	Weighted average exercise price	Weighted average remaining life	Shares	Weighted average exercise price
Exercise Price
$11.73 - $15.15	210	$13.27	5 years	210	$13.27
16.92 - 16.97	1,541	16.95	4 years	1,541	16.95
17.20 - 17.32	14	17.23	6 years	14	17.23
23.16 - 23.43	335	23.17	6 years	251	23.17

At December 31, 2007, all of the stock options are fully vested. As a result, there is no unrecognized compensation cost related to unvested stock options.

Restricted Stock

Since 2004, the company’s share-based awards have primarily consisted of restricted stock awards. These awards generally vest over 4 years, and the fair value of the awards at the grant date is expensed over the period from the grant date to the date the employee is no longer required to provide service to earn the award. Prior to vesting, grantees are not eligible to vote or receive dividends on the restricted shares.

A summary of the activity and related information for the company’s restricted stock awards follows:

	2007		2006		2005
(In thousands, except per share amounts)	Shares	Weighted average grant date price	Shares	Weighted average grant date price	Shares	Weighted average grant date price
Unvested shares at beginning of year	1,281	$17.49	654	$23.84	457	$22.07
Shares granted	939	15.06	1,197	14.92	363	25.14
Shares vested	(321)	16.63	(531)	19.20	(142)	22.00
Shares forfeited	(157)	14.74	(39)	21.70	(24)	20.92

Unvested shares at end of year	1,742	$16.48	1,281	$17.49	654	$23.84

At December 31, 2007, there was $16 million of total unrecognized pre-tax compensation cost related to unvested restricted stock awards. This cost is expected to be recognized over a weighted-average period of approximately 3 years.

Long-Term Incentive Program

The company has established a Long-Term Incentive Program (“LTIP”) for certain executive level employees. Awards are intended to be performance-based compensation as defined in Section 162(m) of the Internal Revenue Code. The program allows for awards to be issued at the end of each three-year period currently based upon the cumulative earnings per share of the company for that time period. Awards are expensed over the three-year performance period. For the three-year periods of 2006 – 2008 and 2007 – 2009, based on current cumulative earnings per share estimates, the company does not expect to achieve the minimum threshold for awards to be issued at the end of each period, and as such, the company has not recognized any expense for these performance periods. The company will continue to evaluate its earnings per share performance for purposes of determining expense under this program.

Approximately 250,000 shares were issued in the 2007 first quarter upon vesting of the grants for the 2005 LTIP program.

Note 14 – Shareholders’ Equity

The company’s Certificate of Incorporation authorizes 20 million shares of preferred stock and 150 million shares of common stock. Warrants representing the right to purchase 13.3 million shares of common stock were issued in 2002. The warrants have an exercise price of $19.23 per share and are exercisable through March 19, 2009. Warrants not exercised before that date will expire, regardless of the price of the common stock on or before that date.

At December 31, 2007, shares of common stock were reserved for the following purposes:

Issuance upon exercise of stock options and other stock awards (see Note 13)	6.1 million
Issuance upon exercise of warrants	13.3 million

In February 2008, subsequent to the balance sheet date, the company reserved 11.8 million shares of common stock to cover conversions of the Convertible Notes.

The company’s shareholders’ equity includes accumulated other comprehensive income at December 31, 2007 comprised of unrealized gains on derivatives of $39 million, unrealized translation gains of $64 million, a $3 million adjustment to increase the fair value of a cost investment, and unrecognized prior service costs and actuarial losses of $12 million. The accumulated other comprehensive income balance at December 31, 2006 included unrealized losses on derivatives of $29 million, unrealized translation gains of $50 million, a $2 million adjustment to increase the fair value of cost investments and unrecognized prior service costs and actuarial losses of $12 million.

In September 2006, the board of directors suspended the payment of dividends. Any future payments of dividends would require approval of the board of directors. See Note 11 to the Consolidated Financial Statements for a further description of limitations under credit agreements on the ability of the company to pay dividends.

Note 15 - Income Taxes

Income taxes consist of the following:

(In thousands)	U.S. Federal	U.S. State	Foreign	Total
2007
Current tax expense (benefit)	$(226)	$439	$9,513	$9,726
Deferred tax benefit	—	(643)	(5,383)	(6,026)

	$(226)	$(204)	$4,130	$3,700

2006
Current tax expense (benefit)	$(2,548)	$(435)	$4,537	$1,554
Deferred tax benefit	—	(1,661)	(1,993)	(3,654)

	$(2,548)	$(2,096)	$2,544	$(2,100)

2005
Current tax expense (benefit)	$(836)	$1,932	$5,524	$6,620
Deferred tax benefit	—	(1,865)	(1,655)	(3,520)

	$(836)	$67	$3,869	$3,100

Income tax expense differs from income taxes computed at the U.S. federal statutory rate for the following reasons:

(In thousands)	2007	2006	2005
Income tax expense (benefit) computed at U.S. federal statutory rate	$(15,870)	$(34,312)	$47,089
State income taxes, net of federal benefit	(65)	(848)	(760)
Impact of foreign operations	4,223	(1,587)	(80,937)
Change in valuation allowance	31,987	35,298	41,029
Non-deductible charge for contingent liability	—	8,750	—
Benefit from change in German tax law	—	(5,061)	—
Tax contingencies	(4,830)	(6,252)	(4,258)
Imputed interest	(12,230)	2,020	1,882
Other	485	(108)	945

Income tax expense (benefit)	$3,700	$(2,100)	$3,100

Income taxes for 2007 include benefits of $14 million primarily from the resolution of tax contingencies in various jurisdictions and a reduction in valuation allowance. Income taxes for 2006 include benefits of $10 million primarily from the resolution of tax contingencies in various jurisdictions and a reduction in valuation allowance. In addition, during 2006, the company recorded a tax benefit of $5 million as a result of a change in German tax law. Income taxes for 2005 included benefits of $8 million primarily from the resolution of tax contingencies and a reduction in the valuation allowance of a foreign subsidiary due to the execution of tax planning initiatives.

The components of deferred income taxes included on the balance sheet are as follows:

	December 31,
(In thousands)	2007	2006
Deferred tax benefits
Net operating loss carryforwards	$246,993	$230,004
Other tax carryforwards	2,492	1,269
Employee benefits	32,899	31,915
Accrued expenses	12,927	12,437
Depreciation and amortization	13,424	8,268
Other	11,563	12,532

	320,298	296,425

Deferred tax liabilities
Growing crops	(20,715)	(21,085)
Trademarks	(170,305)	(172,313)
Other	(2,835)	(3,346)

	(193,855)	(196,744)

	126,443	99,681
Valuation allowance	(232,645)	(211,909)

Net deferred tax liability	$(106,202)	$(112,228)

U.S. net operating loss carryforwards (“NOLs”) were $383 million as of December 31, 2007 and $328 million as of December 31, 2006. The U.S. NOLs existing at December 31, 2007 will expire between 2024 and 2028. Foreign NOLs were $299 million at December 31, 2007 and $293 million at December 31, 2006. $159 million of the foreign NOLs existing at December 31, 2007 will expire between 2008 and 2018. The remaining $140 million of NOLs existing at December 31, 2007 have an indefinite carryforward period.

A valuation allowance has been established against the deferred tax assets described above due to the company’s history of tax losses in specific tax jurisdictions as well as the fact that the deferred tax assets are subject to challenge under audit.

The change in the valuation allowance of $21 million reflected in the above table is due to the net effect of changes in deferred tax assets in U.S. and foreign jurisdictions. The net change consisted of an increase of $32 million which was primarily due to the net effect of the creation of new NOLs and the use of NOLs to offset taxable income in the current year, partially offset by a reduction of $11 million primarily due to foreign NOLs that expired in 2007.

Income before taxes attributable to foreign operations was $33 million in 2007, $16 million in 2006, and $230 million in 2005. Undistributed earnings of foreign subsidiaries, approximately $1.3 billion at December 31, 2007, have been permanently reinvested in foreign operating assets. Accordingly, no provision for U.S. federal and state income taxes has been provided on these earnings.

Cash payments for income taxes were $12 million in 2007, $15 million in 2006, and $10 million in 2005. No income tax expense is associated with any of the items included in other comprehensive income.

In July 2006, the FASB issued FASB Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes,” which clarified the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This interpretation was effective for the company beginning January 1, 2007, and required any adjustments as of that date to be charged to beginning retained earnings rather than the Consolidated Statement of Income.

As a result, the company recorded a cumulative effect adjustment of $21 million as a charge to retained earnings on January 1, 2007. On that date, the company had unrecognized tax benefits of approximately $40 million, of which $33 million, if recognized, will impact the company’s effective tax rate. The total amount of accrued interest and penalties related to uncertain tax positions on January 1, 2007 was $20 million. The company will continue to include interest and penalties in “Income taxes” in the Consolidated Statements of Income.

A summary of the activity for the company’s unrecognized tax benefits follows:

(In thousands)	2007
Balance as of beginning of the year	$40,127
Additions of tax positions of current year	438
Additions of tax positions of prior years	1,712
Settlements	(2,718)
Reductions due to lapse of the statute of limitations	(5,167)
Foreign currency exchange change	2,928

Balance as of end of the year	$37,320

At December 31, 2007, the company had unrecognized tax benefits of approximately $37 million, of which $30 million, if recognized, will impact the company’s effective tax rate. Interest and penalties included in “Income taxes” for the twelve months ended December 31, 2007 were $4 million and the cumulative interest and penalties included in the Consolidated Balance Sheet at December 31, 2007 was $20 million.

During the next twelve months, it is reasonably possible that unrecognized tax benefits impacting the effective tax rate could be recognized as a result of the expiration of statutes of limitation in the amount of $5 million plus accrued interest and penalties. In addition, the company has ongoing tax audits in multiple jurisdictions that are in various stages of audit or appeal. If these audits are resolved favorably, unrecognized tax benefits of up to $6 million plus accrued interest and penalties will be recognized. The timing of the resolution of these audits is highly uncertain but reasonably possible to occur in the next twelve months.

The following tax years remain subject to examinations by major tax jurisdictions:

Tax Jurisdiction	Tax Years
United States	2005 – current
Germany	1996 – current
Netherlands	2004 – current

Note 16 - Segment Information

Beginning in 2007, the company modified its reportable business segments to better align with the company’s internal management reporting procedures and practices of other consumer food companies. The company now reports three business segments: Bananas, Salads and Healthy Snacks, and Other Produce. The Banana segment, which was essentially unchanged, includes the sourcing (purchase and production), transportation, marketing and distribution of bananas. The Salads and Healthy Snacks segment (formerly the Fresh Cut segment) includes value-added salads, fresh vegetable and fruit ingredients used in foodservice, healthy snacking operations, as well as processed fruit ingredient products which were previously disclosed in “Other.” The Other Produce segment (formerly the Fresh Select segment) includes the sourcing, marketing and distribution of whole fresh fruits and vegetables other than bananas. In addition, to provide more transparency to the operating results of each segment and to align with practices of other consumer food companies, the company no longer allocates certain corporate expenses to the reportable segments. These expenses are included in “Corporate” below. Prior period figures have been reclassified to reflect these changes. The company evaluates the performance of its business segments based on operating income. Intercompany transactions between segments are eliminated.

Financial information for each segment follows:

(In thousands)	Bananas	Salads and Healthy Snacks	Other Produce	Corporate	Restructuring	Consolidated
2007
Net sales	$2,011,859	$1,259,823	$1,391,103	$—	$—	$4,662,785
Segment operating income (loss)	114,764	30,902	(27,417)	(61,210)	(25,912)	31,127
Depreciation and amortization	33,650	49,538	6,093	41	—	89,322
Equity in earnings (losses) of investees[2]	(2,816)	708	1,667	—	—	(441)
Total assets[3]	936,744	1,112,607	354,077	274,174	—	2,677,602
Investment in equity affiliates[2]	30,164	—	13,109	—	—	43,273
Expenditures for long-lived assets	28,553	48,793	2,214	5,904	—	85,464
Net operating assets	500,732	846,067	168,282	119,689	—	1,634,770

2006
Net sales	$1,933,866	$1,194,142	$1,371,076	$—	$—	$4,499,084
Segment operating income (loss) [1]	62,972	31,721	(32,523)	(89,453)	—	(27,283)
Depreciation and amortization	32,880	48,477	6,173	12	—	87,542
Equity in earnings of investees[2]	2,369	402	3,166	—	—	5,937
Total assets[3]	976,185	1,112,782	372,119	280,703	—	2,741,789
Investment in equity affiliates[2]	33,167	648	13,922	—	—	47,737
Expenditures for long-lived assets	28,757	32,601	4,261	2,085	—	67,704
Net operating assets	642,804	864,567	196,450	135,506	—	1,839,327

2005
Net sales	$1,950,565	$590,272	$1,363,524	$—	$—	$3,904,361
Segment operating income (loss)	234,558	(2,245)	13,538	(58,218)	—	187,633
Depreciation and amortization	33,946	24,604	6,263	203	—	65,016
Equity in earnings (losses) of investees[2]	(656)	(801)	2,057	—	—	600
Total assets[3]	1,023,999	1,130,268	366,425	314,234	—	2,834,926
Investment in equity affiliates[2]	31,276	245	9,888	—	—	41,409
Expenditures for long-lived assets	24,724	901,447	4,057	4,099	—	934,327
Net operating assets	682,024	888,859	194,805	140,386	—	1,906,074

Amounts presented differ from previously filed Annual Reports on Form 10-K due to the adoption of FSP AUG AIR-1, “Accounting for Planned Major Maintenance Activities.” See Note 1.

[1]

The Other Produce and Banana segment results include $29 million and $14 million, respectively, of goodwill impairment charges in 2006 from the Atlanta AG business. Corporate also includes a $25 million charge for a plea agreement related to the U.S. Department of Justice investigation of the company.

[2]	See Note 9 for further information related to investments in and income from equity method investments.

[3]

At December 31, 2007 and December 31, 2006, goodwill of $549 million and $542 million, respectively, were primarily related to Fresh Express and included in the Salads and Healthy Snacks segment. At December 31, 2005, goodwill of $536 million, $28 million and $14 million, respectively, were allocated to the Salads and Healthy Snacks, Other Produce and Banana segments.

The reconciliation of Consolidated Statement of Cash Flow captions to expenditures for long-lived assets follows:

(In thousands)	2007	2006	2005
Per Consolidated Statement of Cash Flow:
Capital expenditures	$64,464	$61,240	$42,656
Acquisition of businesses	21,000	6,464	891,671

Expenditures for long-lived assets	$85,464	$67,704	$934,327

The reconciliation of the Consolidated Balance Sheet total assets to net operating assets follows:

	December 31,
(In thousands)	2007	2006
Total assets	$2,677,602	$2,741,789
Less:
Cash	(74,424)	(64,915)
Accounts payable	(439,855)	(415,082)
Accrued liabilities	(168,595)	(135,253)
Accrued pension and other employee benefits	(71,776)	(73,541)
Net deferred tax liability	(106,202)	(112,228)
Deferred gain – sale of shipping fleet	(93,575)	—
Commitments and contingent liabilities	—	(25,000)
Other liabilities	(88,405)	(76,443)

Net operating assets	$1,634,770	$1,839,327

Financial information by geographic area is as follows:

(In thousands)	2007	2006	2005
Net sales
United States	$1,988,068	$1,864,421	$1,261,246
Italy	229,143	218,623	253,170
Germany	1,196,828	1,188,003	1,228,326
Other international	1,248,746	1,228,037	1,161,619

	$4,662,785	$4,499,084	$3,904,361

	December 31,
(In thousands)	2007	2006
Long-lived assets
United States	$1,228,282	$1,240,065
Central and South America	128,525	143,173
Germany	99,860	94,523
Other international	264,290	258,508
Shipping operations	35,563	129,027

	$1,756,520	$1,865,296

The company’s products are sold throughout the world and its principal production and processing operations are conducted in the United States, Central, and South America. Chiquita’s earnings are heavily dependent upon products grown and purchased in Central and South America. These activities, a significant factor in the economies of the countries where Chiquita produces bananas and related products, are subject to the risks that are inherent in operating in such foreign countries, including government regulation, currency restrictions and other restraints, risk of expropriation, risk of political instability and burdensome taxes. Certain of these operations are substantially dependent upon leases and other agreements with these governments.

The company is also subject to a variety of government regulations in most countries where it markets bananas and other fresh products, including health, food safety and customs requirements, import tariffs, currency exchange controls and taxes.

Note 17 - Contingencies

As previously disclosed, in March 2007, the company entered into a plea agreement with the U.S. Department of Justice (“DOJ”) relating to payments made by the company’s former Colombian subsidiary to a Colombian paramilitary group designated under U.S. law as a foreign terrorist organization. The company had previously voluntarily disclosed these payments to the DOJ as having been made by its Colombian subsidiary to protect its employees from risks to their safety if the payments were not made. Under the terms of the plea agreement, the company pled guilty to one count of Engaging in Transactions with a Specially-Designated Global Terrorist Group without having first obtained a license from the U.S. Department of Treasury’s Office of Foreign Assets Control. The company agreed to pay a fine of $25 million, payable in five equal annual installments with interest. In September 2007, the United States District Court for the District of Columbia approved the plea agreement, and the company paid the first $5 million annual installment. Prior to the hearing, the DOJ had announced that it would not pursue charges against any current or former Chiquita executives. Pursuant to customary provisions in the plea agreement, the Court placed Chiquita on corporate probation for five years, during which time Chiquita must not violate the law and must implement and/or maintain certain business processes and compliance programs; violation of these requirements could result in setting aside the principal terms of the plea agreement, including the amount of the fine imposed. The company recorded a charge of $25 million in its financial statements for the quarter and year ended December 31, 2006. At December 31, 2007, $5 million of the remaining liability is included in “Accrued liabilities” and $15 million is included in “Other liabilities” in the Consolidated Balance Sheet.

Between June and November 2007, four lawsuits were filed against the company in U.S. federal courts, one each in the District of Columbia, the Southern District of Florida, and the District of New Jersey and the Southern District of New York, asserting civil tort claims under various laws, including the Alien Tort Statute, 28 U.S.C. § 1350, the Tort Victim Protection Act, 28 U.S.C. § 1350 note, and state laws. The plaintiffs in all four lawsuits, either individually or as members of a putative class, claim to be family members or legal heirs of individuals allegedly killed or injured by armed groups that received payments from the company’s former Colombian subsidiary. The plaintiffs claim that, as a result of such payments, the company should be held legally responsible for the deaths of plaintiffs’ family members. At present, claims are asserted on behalf of approximately 600 alleged victims in the four suits. The District of Columbia, Florida and New Jersey suits seek unspecified compensatory and punitive damages, as well as attorneys’ fees and costs; the New Jersey suit also requests treble damages and disgorgement of profits, although it does not explain the basis of such demands. The New York suit contains a specific demand of $10 million in compensatory damages and $10 million in punitive damages for each of the 394 alleged victims in that suit. The company believes the plaintiffs’ claims are without merit and is defending itself vigorously against the lawsuits.

Between October and December 2007, five shareholder derivative lawsuits were filed against certain of the company’s current and former officers and directors. Three of the cases are in federal courts, one each in the Southern District of Ohio, the District of Columbia and the District of New Jersey. Two of the cases are in state courts, one each in New Jersey and Ohio. In December 2007, two additional substantially similar derivative actions were filed in state court in Ohio and federal court in New Jersey. All five complaints allege that the named defendants breached their fiduciary duties to the company and/or wasted corporate assets in connection with the payments that were the subject of the company’s March 2007 plea agreement with the DOJ, described above. The complaints seek unspecified damages against the named defendants; two of them also seek the imposition of certain equitable remedies on the company. The New Jersey state court action also asserts claims against the company’s auditor, Ernst & Young, LLP. None of the actions seeks any monetary recovery from the company. The company continues to evaluate the complaints and any action which may be appropriate.

In early January 2008, the claims in the New Jersey state court suit against the company’s current and former officers and directors were dismissed without prejudice. The plaintiff refiled those claims in the U.S. District Court for the District of Columbia. The claims against Ernst & Young are still pending in New Jersey state court. In February 2008, the Ohio state court derivative lawsuit was stayed, pending progress of the federal derivative proceedings. All four of the tort lawsuits, and two of the federal derivative lawsuits, have been centralized in the Southern District of Florida for consolidated or coordinated pretrial proceedings. The remaining two federal derivative lawsuits may also be centralized with the others in Florida.

Based on press reports and other sources, the company has learned that the Colombian Attorney General’s Office has commenced an investigation into payments made by companies in the banana and other industries to paramilitary groups in Colombia, and the company understands this to include payments made by the company’s former Colombian subsidiary. The company believes that it has at all times complied with Colombian law.

In October 2004, the company’s Italian subsidiary, Chiquita Italia, received the first of several notices from various customs authorities in Italy stating that it is potentially liable for additional duties and taxes on the import of bananas by Socoba S.r.l. (“Socoba”) from 1998 to 2000 for sale to Chiquita Italia. The claims aggregate approximately €26.9 million, plus interest currently estimated at approximately €16.7 million. The customs authorities claim that the amounts are due because these bananas were imported with licenses that were subsequently determined to have been forged and that Chiquita Italia should be jointly liable with Socoba because (a) Socoba was controlled by the former general manager of Chiquita Italia and (b) the import transactions benefited Chiquita Italia, which arranged for Socoba to purchase the bananas from another Chiquita subsidiary and, after customs clearance, sell them to Chiquita Italia. Chiquita Italia is contesting these claims through appropriate proceedings, principally on the basis of its good faith belief at the time the import licenses were obtained and used that they were valid. In connection with these claims, there are also criminal proceedings pending in Italy against certain individuals alleged to have been involved. A claim has been filed in one of these proceedings seeking to obtain a civil recovery against Chiquita Italia for damages, should there ultimately be a criminal conviction and a finding of damages. Although Chiquita Italia believes it has strong defenses against this claim, any recovery would not, in any event, significantly increase Chiquita’s potential liability and would be largely offset against any amounts that could be recovered in the civil cases described below.

In October 2006, Chiquita Italia received notice in one proceeding, in a court of first instance in Trento, that the court had determined that it was jointly liable for a claim of €4.7 million plus interest. Chiquita Italia has appealed this finding; the applicable appeal involves a review of the facts and law applicable to the case, and the appellate court can render a decision that disregards or substantially modifies the lower court’s opinion. Chiquita Italia has issued a letter of credit to allow surety bonds to be posted in the amount of approximately €5.3 million, pending appeal; including interest, the amount of the claim was approximately €5.5 million at December 31, 2007. In March 2007, Chiquita Italia received notice in a separate proceeding that the court of first instance in Genoa had determined that it was not liable for a claim of €7.4 million, plus interest. Customs authorities have until April 6, 2008 to appeal this case. In August 2007, Chiquita Italia received notice that the court of first instance in Alessandria had determined that it was liable for a claim of less than €0.5 million. Chiquita Italia appealed this finding and, as in the Trento proceeding, the appeal will involve a review of the entire factual record and legal arguments of the case. Chiquita Italia may in the future be required to post surety bonds for up to the full amounts claimed in this and other proceedings.

In June 2005, the company announced that its management had become aware that certain of its employees had shared pricing and volume information with competitors in Europe over many years in violation of European competition laws and company policies, and may have engaged in other conduct which did not comply with European competition laws or applicable company policies. The company promptly stopped the conduct and notified the European Commission (“EC”) and other regulatory authorities of these matters.

In July 2007, the company received a Statement of Objections from the EC in relation to this matter. In its Statement of Objections, the EC indicated its preliminary conclusion that an infringement of the European competition rules had occurred. The company filed its response to the Statement of Objections with the EC in September 2007. An oral hearing, in which the companies identified in the Statement of Objections had an opportunity to make oral presentations to the EC, occurred on February 4-6, 2008. A final EC decision will be issued subsequent to the oral hearing. The company expects this decision to be issued sometime during the second or third quarter of 2008, but there are no assurances with respect to actual timing. As part of the broad investigations triggered by the company’s voluntary notification, the EC is also investigating certain alleged conduct in southern Europe in addition to the conduct that is the subject of the Statement of Objections. The company is cooperating fully in that investigation.

Based on the company’s voluntary notification and cooperation with the investigation, the EC notified Chiquita that it would be granted conditional immunity from any fines related to this conduct, subject to customary conditions, including the company’s continuing cooperation with the investigation and a continued determination of its eligibility for immunity. Accordingly, the company does not expect to be subject to any fines by the EC in connection with this matter or the pending additional investigation. However, if at the conclusion of its investigations, which could continue through 2008 or later, the EC were to determine, among other things, that the company did not continue to cooperate or was not otherwise eligible for immunity, then the company could be subject to fines, which, if imposed, could be substantial. The company does not believe that the reporting of these matters or the cessation of the conduct has had or should in the future have any material adverse effect on the regulatory or competitive environment in which it operates.

Other than the $20 million accrual at December 31, 2007 and the $25 million accrual at December 31, 2006 noted above for liability related to the plea agreement with the U.S. Justice Department, the Consolidated Balance Sheets do not reflect a liability for these contingencies for any of the periods presented.

Note 18 - Quarterly Financial Data (Unaudited)

The following quarterly financial data are unaudited, but in the opinion of management include all necessary adjustments for a fair presentation of the interim results, which are subject to significant seasonal variations.

2007

(In thousands, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Net sales	$1,192,428	$1,255,359	$1,061,130	$1,153,868
Cost of sales	(1,051,672)	(1,089,546)	(938,355)	(1,003,348)
Operating income (loss)	18,005	34,319	(9,750)	(11,447)
Net income (loss)	(3,374)	8,580	(28,233)	(26,014)

Net income (loss) per common share - basic	(0.08)	0.20	(0.66)	(0.67)

Net income (loss) per common share - diluted	(0.08)	0.20	(0.66)	(0.67)

Common stock market price
High	16.84	19.63	19.27	20.99
Low	12.50	13.72	13.87	15.43

2006

(In thousands, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Net sales	$1,153,652	$1,228,676	$1,032,004	$1,084,752
Cost of sales	(992,695)	(1,060,536)	(951,945)	(955,313)
Operating income (loss)	39,259	45,399	(78,508)	(33,433)
Net income (loss)	19,506	22,868	(96,439)	(41,455)

Net income (loss) per common share - basic	0.46	0.54	(2.29)	(0.98)

Net income (loss) per common share - diluted	0.46	0.54	(2.29)	(0.98)

Common stock market price
High	20.34	16.82	17.47	16.16
Low	16.73	12.99	12.78	12.64

Amounts presented differ from previously filed Annual Reports on Form 10-K due to the adoption of FSP AUG AIR-1, “Accounting for Planned Major Maintenance Activities.” See Note 1.

The operating loss in the fourth quarter of 2007 included a $26 million charge for severance costs and asset write-downs related to the company’s restructuring program announced in October 2007. The operating loss in the fourth quarter of 2006 included a charge of $25 million for plea agreement of a contingent liability related to the Justice Department investigation of the company. The operating loss in the third quarter of 2006 included a goodwill impairment charge of $43 million related to Atlanta AG.

Per share results include the effect, if dilutive, of the assumed conversion of options, warrants and other stock awards into common stock during the period presented. The effects of assumed conversions are determined independently for each respective quarter and year and may not be dilutive during every period due to variations in operating results. Therefore, the sum of quarterly per share results will not necessarily equal the per share results for the full year. For the quarters ended December 31, 2007 and 2006, the shares used to calculate diluted EPS would have been 44.1 million and 43.0 million, respectively, if the company had generated net income. For the quarters ended September 30, 2007 and 2006, the shares used to calculate diluted EPS would have been 43.3 million and 42.7 million, respectively, if the company had generated net income. For the quarter ended March 31, 2007, the shares used to calculate diluted EPS would have been 43.0 million if the company had generated net income.

Chiquita Brands International, Inc.

SELECTED FINANCIAL DATA

(In thousands, except per share amounts)	Year Ended December 31,
	2007	2006	2005	2004	2003
FINANCIAL CONDITION
Working capital	$297,966	$248,528	$301,875	$333,838	$283,057
Capital expenditures	64,464	61,240	42,656	43,442	51,044
Total assets	2,677,602	2,741,789	2,834,926	1,781,901	1,709,423
Capitalization
Short-term debt	14,666	77,630	31,209	34,201	48,070
Long-term debt	799,055	950,887	965,899	315,266	346,490
Shareholders' equity	895,473	875,725	997,985	843,308	761,830

OPERATIONS
Net sales	$4,662,785	$4,499,084	$3,904,361	$3,071,456	$2,613,548
Operating income (loss)	31,127	(27,283)	187,633	112,947	140,386
Income (loss) from continuing operations	(49,041)	(95,520)	131,440	55,402	95,863
Discontinued operations	—	—	—	—	3,343
Net income (loss)	(49,041)	(95,520)	131,440	55,402	99,206

SHARE DATA
Shares used to calculate diluted earnings (loss) per common share	42,493	42,084	45,071	41,741	40,399
Diluted earnings (loss) per common share:
Continuing operations	$(1.22)	$(2.27)	$2.92	$1.33	$2.38
Discontinued operations	—	—	—	—	0.08
Net income (loss)	(1.22)	(2.27)	2.92	1.33	2.46
Dividends declared per common share	—	0.20	0.40	0.10	—
Market price per common share:
High	20.99	20.34	30.73	24.33	22.90
Low	12.50	12.64	19.65	15.70	8.77
End of period	18.39	15.97	20.01	22.21	22.53

Amounts presented differ from previously filed Annual Reports on Form 10-K due to the adoption of FSP AUG AIR-1, “Accounting for Planned Major Maintenance Activities.” See Note 1 to the Consolidated Financial Statements.

See Note 3 to the Consolidated Financial Statements for information on acquisitions and divestitures. See Management’s Discussion and Analysis of Financial Condition and Results of Operations for information related to significant items affecting operating income (loss) for 2007, 2006 and 2005.

Earnings available to common shareholders for the year ended December 31, 2007, used to calculate earnings per share are reduced by a deemed dividend to a minority shareholder in a subsidiary, resulting in an additional $0.06 net loss per common share. See Note 5 to the Consolidated Financial Statements.