Form 10-K, Exhibit 13
period 2008-12-31
CHIQUITA BRANDS INTERNATIONAL INC
filed 2009-02-27
CIK 101063

EXHIBIT 13

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The financial statements and related financial information presented in this Annual Report are the responsibility of Chiquita Brands International, Inc. management, who believe that they present fairly the company’s consolidated financial position, results of operations, and cash flows in accordance with generally accepted accounting principles in the United States.

Management is responsible for establishing and maintaining adequate internal controls, including a system of internal control over financial reporting as defined in Exchange Act Rule 13a-15(f) that is supported by financial and administrative policies. This system is designed to provide reasonable assurance that the company’s financial records can be relied upon for preparation of its financial statements and that its assets are safeguarded against loss from unauthorized use or disposition.

Management has also designed a system of disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) to ensure that material information relating to the company and its consolidated subsidiaries is made known to the company representatives who prepare and are responsible for the company’s financial statements and periodic reports filed with the Securities and Exchange Commission (“SEC”). The effectiveness of these disclosure controls and procedures is reviewed quarterly by management, including the company’s Chief Executive Officer and Chief Financial Officer. Management modifies these disclosure controls and procedures as a result of the quarterly reviews or as changes occur in business conditions, operations or reporting requirements. The company’s global internal audit function, which reports to the Audit Committee, participates in the review of the adequacy and effectiveness of controls and compliance with the company’s policies.

Chiquita has published its Core Values and Code of Conduct, which establish high standards for ethical business conduct. The company maintains a helpline, administered by an independent service supplier, that employees and other third parties can use confidentially and anonymously to communicate suspected violations of the company’s Core Values or Code of Conduct, including concerns regarding accounting, internal accounting control or auditing matters. Any significant concerns reported through the helpline that relate to accounting, internal accounting control or auditing matters are communicated to the chairman of the Audit Committee of the Board of Directors.

The Audit Committee of the Board of Directors consists solely of directors who are considered independent under applicable New York Stock Exchange rules. One member of the Audit Committee, Howard W. Barker, Jr., has been determined by the Board of Directors to be an “audit committee financial expert” as defined by SEC rules. The Audit Committee reviews the company’s financial statements and periodic reports filed with the SEC, as well as the company’s internal control over financial reporting and its accounting policies. In performing its reviews, the Audit Committee meets periodically with the independent auditors, management and internal auditors, both together and separately, to discuss these matters.

The Audit Committee engaged PricewaterhouseCoopers LLP, an independent registered public accounting firm, to audit the company’s 2008 financial statements and its internal control over financial reporting and to express opinions thereon. The scope of the audits is set by PricewaterhouseCoopers following review and discussion with the Audit Committee. PricewaterhouseCoopers has full and free access to all company records and personnel in conducting its audits. Representatives of PricewaterhouseCoopers meet regularly with the Audit Committee, with and without members of management present, to discuss their audit work and any other matters they believe should be brought to the attention of the Audit Committee. PricewaterhouseCoopers has issued an opinion on the company’s 2008 consolidated financial statements and the effectiveness of the company’s internal control over financial reporting. These reports appear on page 27. Prior to May 22, 2008, the Audit Committee engaged Ernst and Young

LLP, an independent registered accounting firm, in the same capacity. Ernst and Young has issued an opinion on the company’s 2007 and 2006 financial statements, which appears on page 28.

Management’s Assessment of the Company’s Internal Control over Financial Reporting

The company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2008. Based on management’s assessment, management believes that, as of December 31, 2008, the company’s internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework, as set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ FERNANDO AGUIRRE	/s/ JEFFREY M. ZALLA	/s/ BRIAN D. DONNAN
Chief Executive Officer	Chief Financial Officer	Chief Accounting Officer

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Chiquita Brands International, Inc. (“CBII”) and its subsidiaries (collectively, “Chiquita” or the company) operate as a leading international marketer and distributor of high-quality fresh and value-added produce, which is sold under the premium Chiquita® and Fresh Express® brands and other trademarks. The company is one of the largest banana distributors in the world and a major supplier of bananas in Europe and North America. In Europe, the company is the market leader and obtains a price premium for its Chiquita® bananas, and the company holds the No. 2 market position in North America for bananas. In North America, the company is the market segment leader and obtains a price premium with its Fresh Express® brand of value-added salads.

The company’s 2008 operating results were negatively impacted by a $375 million ($374 million after-tax) goodwill impairment charge in the Salads and Healthy Snacks segment. The goodwill had been recorded in 2005 in connection with the acquisition of Fresh Express. During the second half of 2008 and particularly in the fourth quarter, the salad business was impacted by recent negative category volume trends and by higher product supply costs. The lower operating performance of the salad business in 2008, combined with slower category growth and a decline in market values resulting from the weakness in the general economy and financial markets, led to the goodwill impairment charge in the fourth quarter of 2008. In late 2008, the company implemented strategies to improve the profitability of the salads business, including: rationalizing unprofitable contracts and products; modifying pricing to recover fuel-related cost increases; eliminating network inefficiencies resulting from the consolidation of salad processing and distribution facilities; and improving trade spending and merchandising. The company expects to generate improved results in its overall salad operations in 2009 as a result of its profit-improvement strategies.

Performance in other operating segments of the company significantly improved over 2007 despite significantly higher costs for fuel, fertilizer and purchased bananas. This improvement was due to higher banana pricing, stronger average European exchange rates and savings from the company’s 2007 business restructuring. Higher banana pricing was influenced by higher costs and constraints on volume availability in 2008. In the banana segment, the company expects continued strong pricing in North America despite a decline in fuel surcharges, a much slower pace of cost increases in 2009 compared to 2008 and relatively stable supply and demand fundamentals. Local European banana pricing is less certain in 2009 due to higher first half volumes and the expected lower value of the euro.

Significant financial items in 2008 are described below. Unless otherwise indicated, all amounts reported are for continuing operations only.

•

Net sales were $3.6 billion and $3.5 billion for 2008 and 2007, respectively. The increase resulted primarily from higher banana pricing and favorable average exchange rates, partly offset by lower banana volumes reflecting constraints on availability and the company’s strategy to maintain and favor its premium quality product and price differentiation over market share.

•

Operating loss was $281 million in 2008 compared to operating income of $32 million in 2007. The 2008 operating loss was primarily the result of the $375 million goodwill impairment charge in the fourth quarter.

•

In August 2008, the company sold its subsidiary, Atlanta AG (“Atlanta”), for aggregate consideration of (i) €65 million ($97 million), of which €6 million ($8 million) is being held in escrow for up to 18 months to secure any potential obligations of the company under the agreement, and (ii) contingent consideration based on future performance criteria. In connection with the sale, the company contracted with Atlanta to continue to serve as the company’s preferred supplier of banana ripening and distribution services in Germany, Austria and Denmark for at least five years. The sale and related services agreement resulted in a net gain on the sale of less than $1 million and a $2 million income tax benefit to continuing operations from the reversal of certain income tax valuation allowances.

•

The company’s debt at December 31, 2008 was $777 million compared to $803 million at December 31, 2007. During 2008, the company refinanced its prior credit facility by issuing $200 million of 4.25% Convertible Senior Notes due 2016 and entering into a new $350 million credit facility with more flexible covenants. The company also repurchased $91 million of its Senior Notes at a discount with proceeds from the sale of Atlanta, which resulted in a $14 million gain and is expected to result in annual interest expense savings of approximately $8 million.

•

During the fourth quarter of 2008, the company committed to relocate its European headquarters from Belgium to Switzerland, which the company believes will optimize its long-term tax structure. The relocation involved negotiation of a social plan, in accordance with Belgian labor practices, which defines the severance benefits for employees who were not eligible for relocation or elected not to relocate. The relocation does not affect employees in sales offices, ports and other field offices throughout Europe. In connection with the relocation, the company expects to incur total costs of approximately $19-23 million, of which $7 million was recognized in 2008.

Management believes that most of the company’s products are well-positioned to withstand the risks of the current global economic slowdown. Many of the company’s products may benefit because they are staple food items that provide both convenience and value to consumers, who may shift more towards eating at home. However, consumer demand may be impacted for certain of the company’s more premium products, including certain value-added salad blends, bananas sold at a significant competitive price premium in core European markets, and Just Fruit in a Bottle, the company’s European fresh fruit smoothie product. In North America, demand for bananas has been stable despite cost-driven price increases at retail, and while current market analysis suggests some consumers are eating more at home and purchasing more retail value-added salads, some consumers have shifted their purchases to less profitable value-added salad products or to private label.

Management also believes that the company has ample liquidity and a solid capital structure. The company has no debt maturities greater than $20 million in any year prior to 2014, and at December 31, 2008, had total cash of $77 million and $129 million of available borrowing capacity under its revolving credit facility, which provides significant financial covenant flexibility and is placed with a syndicate of commercial banks. The company borrowed $20 million in January 2009, under its revolving credit facility for normal seasonal trends in working capital, which are expected to peak in the second quarter. The company expects to be able to repay outstanding amounts in full by mid-2009. See Note 9 to the Consolidated Financial Statements for further description of the company’s debt agreements and financing activities.

The company focuses on effective management of risks in its business. The company operates in a highly competitive industry and is subject to significant risks beyond its immediate control. The major risks facing the business include: market prices; product supply cost increases; the impact that the economic downturn may have on consumer behavior; weather and agricultural disruptions and their potential impact on produce quality and supply; successful relocation of the company’s European headquarters to Switzerland; consumer concerns regarding food safety; foreign currency exchange rates; and risks of governmental investigations and other contingencies.

•

The company primarily enters into annual contracts for the sale of products in North America, and these contracts typically include fuel-related surcharges to recover fuel-related costs. Pricing in Europe typically changes weekly based on the local supply and demand and availability of competing fruit. Pricing in North America is expected to remain strong despite reductions in fuel-related surcharges. Local European pricing is less certain in 2009 due to higher first half volumes and the expected lower value of the euro.

•

The company anticipates a much slower pace of cost increases for purchased fruit in 2009 relative to the unprecedented increases in 2008. The cost of owned banana production is expected to increase in 2009 as a result of lost production in Costa Rica and Panama from flooding in late 2008. Owned production is expected to return to normal by September 2009, during which time the company also expects higher purchased fruit and logistics costs as replacement fruit is sourced from independent growers. Many factors affect the cost and supply of fresh produce, including market factors such as supply and demand, changes in governmental regulations, and weather conditions and natural disasters. Under current global economic conditions, the extent to which the company will be able to pass on increased costs is unclear. Additionally, certain Latin American countries, such as Costa Rica and Ecuador, have increased exit prices for bananas in 2009, which will also affect the cost of purchased fruit.

•

Transportation costs are significant in the company’s business, and the market price of fuel is a volatile component of transportation costs. The company attempts to pass through to customers any increased fuel costs, but the company has not been able to fully recover these cost increases. The company manages this volatility by entering into hedge contracts for up to three-fourths of the fuel consumed in its ocean shipping fleet which permit it to lock in fuel purchase prices for up to three years. However, these hedging strategies cannot fully protect against rising fuel rates and entail the risk of loss if market fuel rates decline.

•

The company’s supply of raw product, including primarily bananas and lettuce, is subject to weather and other event risks that can have a significant impact on availability of the products and the company’s cost of goods sold. In late 2008, the company incurred $8 million of higher costs from flooding in Costa Rica and Panama, which affected approximately 1,300 hectares (3,200 acres) of the company’s owned production, as well as that of certain of the company’s independent growers. Also in 2008, the Banana segment incurred $3 million of higher logistics costs due to Hurricanes Ike and Gustav, as well as Tropical Storm Kyle, even though the company’s growing regions were not affected.

•

Despite Chiquita’s excellent food safety record, food safety issues in the industry continue to pose a significant business risk. In June 2008, the FDA warned consumers not to eat certain types of raw red tomatoes as U.S. government agencies continued to investigate the cause of an ongoing Salmonella outbreak. Ultimately the FDA concluded that the source of the Salmonella outbreak was peppers, not tomatoes, and no contamination was linked to the company’s products. Nonetheless, the FDA’s health alert for raw red tomatoes resulted in $2 million of cost in the company’s Salads and Healthy Snacks segment. Similarly, in September 2006, E. coli was discovered in spinach products of certain industry participants. Even though Fresh Express products were not implicated, consumer concerns regarding the safety of packaged salads in the United States had a significant impact on the category, even after the event was resolved.

•	The company’s results are significantly affected by the value of the euro in relation to the U.S. dollar, as a result of the conversion of euro-denominated sales into U.S. dollars. The company seeks to reduce its exposure to this volatility in the euro rate by purchasing euro option hedging contracts; however, these hedging activities cannot fully protect against the risk of a declining euro. Further discussion of hedging risks can be found under the caption “Market Risk Management – Financial Instruments” below.

•

The company is a defendant in several pending legal proceedings. See Note 18 to the Consolidated Financial Statements and “Item 3 – Legal Proceedings” in the Annual Report on Form 10-K for a description of, among other things: (i) the six lawsuits filed against the company claiming liability for alleged tort violations committed by the company’s former banana producing subsidiary in Colombia; (ii) the six shareholder derivative lawsuits filed against certain of the company’s current and former officers and directors alleging that the named defendants breached their fiduciary duties to the company and/or wasted corporate assets in connection with the payments that were subject to the company’s September 2007 plea agreement with the DOJ; (iii) an investigation by EU competition authorities relating to prior information sharing in Europe; and (iv) customs proceedings in Italy.

Operations

The company reports the following three business segments:

•	Bananas: The Banana segment includes the sourcing (purchase and production), transportation, marketing and distribution of bananas.

•

Salads and Healthy Snacks: The Salads and Healthy Snacks segment includes ready-to-eat, packaged salads, referred to in the industry as “value-added salads”; fresh vegetable and fruit ingredients used in foodservice; processed fruit ingredient products; and healthy snacking products, including the company’s fresh fruit smoothie product, Just Fruit in a Bottle, sold in Europe.

•	Other Produce: The Other Produce segment includes the sourcing, marketing and distribution of whole fresh fruits and vegetables other than bananas.

Beginning in 2008, the company modified its reportable business segments to move Just Fruit in a Bottle to Salads and Healthy Snacks from Other Produce to realign with the company’s internal management reporting procedures. Prior period figures have been reclassified to reflect these changes. The company does not allocate certain corporate expenses to the reportable segments. These expenses are included in “Corporate.” The company evaluates the performance of its business segments based on operating income from continuing operations. Intercompany transactions between segments are eliminated. Segment results represent continuing operations. Discontinued operations were previously included in the Banana and Other Produce segments. See further information related to discontinued operations in Note 3 to the Consolidated Financial Statements.

Financial information for each segment follows:

(In thousands)	2008	2007	2006
Net sales:
Bananas	$2,060,319	$1,833,195	$1,708,784
Salads and Healthy Snacks	1,304,904	1,277,218	1,209,255
Other Produce	244,148	354,290	347,755

Total net sales	$3,609,371	$3,464,703	$3,265,794

Segment operating income (loss):
Bananas	$181,113	$111,902	$80,733
Salads and Healthy Snacks[1]	(399,822)	13,181	23,429
Other Produce	10,128	(5,331)	2,581
Corporate	(65,605)	(62,219)	(90,755)
European headquarters relocation	(6,931)	—	—
Restructuring	—	(25,912)	—

Total operating income (loss)	$(281,117)	$31,621	$15,988

[1]	The operating loss in 2008 included a $375 million ($374 million after-tax) goodwill impairment charge in the Salads and Healthy Snacks segment.

BANANA SEGMENT

Higher banana pricing, particularly in North America, was influenced by higher costs and constraints on volume availability in 2008, which is reflected in the segment’s operating income. The company’s 2008 banana pricing actions and cost reduction programs allowed it to overcome significant increases in industry and other product supply costs for purchased fruit, raw product and traded commodities such as fuel and fertilizers. In 2009, the company expects a much slower pace of cost increases compared to 2008 and relatively stable supply and demand fundamentals. Pricing in North America is expected to remain strong despite reductions in fuel-related surcharges. Local European banana pricing is less certain in 2009 due to higher first half volumes and the expected lower value of the euro. In late 2008, flooding in Costa Rica and Panama affected approximately 1,300 hectares (3,200 acres) of the company’s owned production, as well as certain of the company’s independent growers. Affected areas are expected to return to normal production by September 2009, during which time the company expects up to $30 million of higher owned production, purchased fruit and logistics costs as replacement volume is sourced from other independent growers. Additionally, certain Latin American countries, such as Costa Rica and Ecuador, have increased exit prices for bananas in 2009, which will also affect the cost of purchased fruit.

Net sales. Banana segment net sales increased 12% to $2.1 billion in 2008 versus $1.8 billion in 2007. The improvement resulted from higher banana pricing in each of the company’s markets influenced by higher costs and constraints on volume availability in 2008 and higher average foreign exchange rates. Net sales for 2007 increased 7% from $1.7 billion in 2006. The improvement resulted from increased pricing in core European and North American markets and favorable foreign exchange rates, partly offset by lower volume in core European and trading markets.

Operating income: 2008 compared to 2007. Banana segment operating income for 2008 was $181 million, compared to $112 million for 2007. Banana segment operating results were positively affected by:

•	$167 million from improved pricing in North America.

•	$61 million benefit from higher average European currency exchange rates.

•	$42 million from improved local banana pricing in core European markets.

•	$19 million from improved pricing in Trading markets (defined below).

•	$14 million from improved pricing in the Far East and Middle East, which the company primarily serves through joint ventures.

•	$7 million of lower brand support and innovation costs.

These improvements were partially offset by:

•

$211 million of cost increases for purchased fruit, owned banana production, discharging and inland transportation, bunker fuel and ship charters, and fertilizers, net of $16 million from cost savings programs other than the 2007 restructuring and $9 million of higher hedging gains offsetting higher fuel costs.

•	$17 million from lower volume, primarily in the company’s core European markets.

•	$8 million of incremental sourcing and logistics costs due to flooding in Panama and Costa Rica in late 2008.

•	$3 million impairment charge related to the closure of a U.K. ripening facility.

•	$3 million of incremental logistics costs related to hurricanes Gustav and Ike and tropical storm Kyle.

The company’s banana sales volumes in 40-pound box equivalents were as follows:

(In millions, except percentages)	2008	2007	% Change
North America[1]	62.2	61.5	1%
Core European Markets[2]	49.2	53.4	(8%)
Asia and the Middle East[3]	24.2	19.1	27%
Trading Markets[4]	6.8	8.8	(23%)

Total	142.4	142.8	0%

The following table shows year-over-year favorable (unfavorable) percentage changes in the company’s banana prices and banana volume for 2008 compared to 2007:

	Q1	Q2	Q3	Q4	Year
Banana Prices

North America[1]	18%	35%	33%	34%	30%

Core European Markets[2]
U.S. Dollar basis[5]	26%	23%	11%	(7%)	14%
Local Currency	11%	6%	0%	1%	5%

Asia and the Middle East[3]
U.S. Dollar basis	12%	15%	11%	22%	14%

Trading Markets[4]
U.S. Dollar basis	41%	26%	22%	7%	18%

Banana Volume

North America[1]	(1%)	1%	1%	5%	1%
Core European Markets[2]	(14%)	(8%)	(6%)	(2%)	(8%)
Asia and the Middle East[3]	4%	36%	14%	51%	27%
Trading Markets[4]	(43%)	(46%)	(12%)	17%	(23%)

[1]	Total volume sold in North America includes all banana varieties, such as Chiquita-to-Go, Chiquita minis, organic bananas and plantains.
[2]	The company’s “core” European markets include the 27 member states of the European Union, Switzerland, Norway and Iceland.

[3]	The company primarily serves Asia and the Middle East through joint ventures, and most business is invoiced in U.S. dollars.
[4]	The company’s Trading markets are mainly European and Mediterranean countries that do not belong to the European Union.
[5]	Prices on a U.S. dollar basis do not include the impact of hedging.

The average spot and hedged euro exchange rates were as follows:

(Dollars per euro)	2008	2007	% Change
Euro average exchange rate, spot	$1.47	$1.37	7%
Euro average exchange rate, hedged	1.45	1.33	9%

The company enters into contracts to hedge its risks associated with euro exchange rate movements, primarily to reduce the negative earnings and cash flow impact that any significant decline in the value of the euro would have on the conversion of euro-based revenue into U.S. dollars. The company reduces these exposures principally by purchasing put options. Purchased put options, which require an upfront premium payment, can reduce the negative earnings impact on the company of a significant future decline in the value of the euro, without limiting the benefit received from a stronger euro. Through 2008, the company also utilized collars, which included call options that reduced the company’s net option premium expense but could limit the benefit received from a stronger euro; however, the remaining collar contracts expired in the fourth quarter of 2008. Foreign currency hedging costs charged to the Consolidated Statements of Income were $9 million and $19 million in 2008 and 2007, respectively. These costs related primarily to hedging the company’s net cash flow exposure to fluctuations in the U.S. dollar value of its euro-denominated sales. At December 31, 2008, unrealized gains of $26 million on the company’s currency hedges were included in “Accumulated other comprehensive income of continuing operations,” $16 million of which is expected to be reclassified to net income during the next twelve months.

To minimize the volatility that changes in fuel prices could have on its operating results of the company’s core shipping operations, the company also enters into hedge contracts to lock in prices of future bunker fuel purchases. Unrealized losses of $77 million on these forward contracts were included in “Accumulated other comprehensive income of continuing operations” at December 31, 2008, of which $24 million is expected to be reclassified to net income during the next twelve months, unless market fuel prices increase. Further discussion of hedging risks can be found under the caption “Market Risk Management – Financial Instruments” below.

Operating income: 2007 compared to 2006. Banana segment operating income for 2007 was $112 million, compared to $81 million for 2006. Banana segment operating results were positively affected by:

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

•

$18 million from improved core European local banana pricing, attributable to soft pricing in 2006, constrained volume availability in the fourth quarter of 2007 and the company’s strategy to maintain and favor its premium product quality and price differentiation over market share.

•	$17 million from improved pricing in North America due to increases in base contract prices and higher surcharges linked to a third-party fuel price index.

•	$14 million due to favorable pricing and lower volume in Trading markets.

These improvements were partially offset by:

•	$52 million of industry cost increases for purchased fruit, paper, ship charters and bunker fuel.

•	$21 million of higher costs from owned banana production, discharging and inland transportation, net of $18 million from cost savings programs.

•	$6 million from lower volume in core European markets.

•	$5 million of higher fruit costs and a settlement of customer claims in the Middle East.

•	$5 million primarily from prior year severance settlement gains that did not repeat and resolution of a contract dispute.

•	$3 million due to higher European tariff costs.

•	$3 million due to lower volume in Asia and the Middle East.

EU Banana Import Regulation. Since 2006, bananas imported into the European Union (“EU”) from Latin America, the company’s primary source of fruit, have been subject to a tariff of €176 per metric ton. Banana imports from Africa, Caribbean, and Pacific sources are allowed to enter the EU tariff-free (in 2006 and 2007, subject to a limit of 775,000 metric tons, but since January 2008 in unlimited quantities). In Chiquita’s case, this tariff has resulted in approximately $75 million annually in net higher tariff-related costs compared to 2005. This tariff regime has been challenged by several countries through proceedings in the World Trade Organization (“WTO”), claiming violations of the EU’s WTO obligations not to discriminate against, or raise restrictions on, bananas from Latin America. Under decisions adopted in December 2008, the WTO ruled that the EU’s banana importing practices violate international trade rules.

WTO negotiations regarding potential tariff reductions are underway among the parties to the trade dispute. In July 2008, the European Commission reached a tentative agreement to reduce the tariff to €114 per metric ton over 8 years. Since the collapse of the “Doha Round” of global trade talks in July 2008, the EU has declined to finalize that agreement. There can be no assurance that the WTO rulings and negotiations will result in changes to the EU regime, or that any resulting changes will favorably impact the company’s results.

SALADS AND HEALTHY SNACKS SEGMENT

During the second half of 2008 and particularly in the fourth quarter, the salad business was impacted by slower category growth and higher product supply costs, including temporary inefficiencies during the consolidation of salad processing and distribution facilities. The company also experienced higher costs from new products including the expansion of Gourmet Café salads in North America and the company’s fresh fruit smoothie, Just Fruit in a Bottle, in Europe. Total operating losses incurred in the successful expansion of Just Fruit in a Bottle were $26 million and $16 million in 2008 and 2007, respectively. Just Fruit in a Bottle has expanded into six countries and is the number one brand in most markets served. The company expects 2009 operating losses for Just Fruit in a Bottle to be significantly less than 2008.

The lower operating performance of the salad business in 2008, along with slower growth expectations, recent negative category volume trends and a decline in market values resulting from weakness in the general economy as well as the financial markets, led to a $375 million goodwill impairment charge in the fourth quarter of 2008. In late 2008, the company implemented strategies to improve the profitability of the salads business, including: increasing pricing in retail and foodservice; eliminating unprofitable contracts and products; modifying pricing to recover fuel-related cost increases; eliminating network inefficiencies; and improving trade spending and merchandising. As part of these strategies, the company elected not to renew contracts with certain foodservice customers who were unwilling to accept price increases, and as a result, the company expects its foodservice volume to decline significantly in 2009. Although this decline in foodservice volume is expected to have a temporary negative impact on the company’s cost structure until it can be replaced with more profitable retail and foodservice volume, the company expects 2009 results of its overall salad operations to improve over 2008, as a result of its profit-improvement strategies.

Net sales. Salads and Healthy Snacks segment net sales increased 2% to $1.3 billion in 2008. Net sales increased 6% to $1.3 billion in 2007 compared to $1.2 billion in 2006.

Operating income: 2008 compared to 2007. The Salads and Healthy Snacks segment had an operating loss of $400 million in 2008, compared to operating income of $13 million in 2007. Salads and Healthy Snacks segment operating results were adversely impacted by:

•	$375 million goodwill impairment charge in the fourth quarter of 2008.

•	$25 million due to increases in fuel and raw product costs in salad operations.

•	$18 million of increased production and transportation costs, primarily related to temporary inefficiencies during the consolidation of salad processing and distribution facilities.

•	$10 million of incremental operating losses during the year in the continued successful geographic expansion of the Just Fruit in a Bottle line of products, which is now in six countries in Europe.

•	$3 million of increased brand development, marketing and innovation spending in North American salads.

•	$2 million of increased sourcing costs associated with the industry-wide FDA warning on raw red tomatoes, although no contamination was linked to the company’s products.

These adverse items were offset in part by:

•	$14 million of net higher pricing in U.S. retail value-added salads and foodservice.

•	$6 million less in costs from a freeze that affected lettuce sourcing in 2007, which did not recur.

Operating income: 2007 compared to 2006. The Salads and Healthy Snacks segment had operating income of $13 million in 2007, compared to $23 million in 2006. Salads and Healthy Snacks segment operating results were adversely impacted by:

•	$18 million of higher industry costs, primarily due to increases in raw product costs.

•	$6 million of increased general and administrative costs, primarily related to salaries, benefits, insurance and legal expenses.

•	$6 million of increased costs due to a record January freeze in Arizona early in 2007, which affected lettuce sourcing.

•	$6 million of increased production overhead expenses on higher retail volumes and start-up expenses for new product introductions.

•	$6 million of incremental operating losses from the expansion of Just Fruit in a Bottle.

•	$6 million from lower prices and volumes in foodservice products.

•	$5 million due to higher innovation and research and development spending, as well as geographic expansion costs.

These adverse items were offset in part by:

•	$19 million from the achievement of cost savings, primarily related to improved production scheduling and logistics.

•	$10 million due to higher volume of retail value-added salads.

•	$9 million of direct costs in 2006 related to an industry E. coli outbreak, which resulted in consumer concerns about the safety of fresh spinach products in the United States. These costs,

which did not recur in 2007, included unusable raw product inventory that the company was contractually obligated to purchase.

•	$4 million due to improved pricing and mix in retail value-added salads.

•

$3 million of decreased marketing costs as a result of increased spending in 2006 to help restore consumer confidence in packaged salads after the September 2006 discovery of E. coli in certain spinach products of other industry participants.

OTHER PRODUCE SEGMENT

Other Produce results represent continuing operations. Previously, the majority of Other Produce sales were from Atlanta, the company’s German distribution business, which was sold in August 2008, and is presented as “discontinued operations” in the Consolidated Financial Statements.

Net sales. Other Produce segment net sales were down 31% to $244 million in 2008 from $354 million in 2007. The decrease was due primarily to the elimination of both local sales from previously owned operations in Chile and lower-margin sales of Mexican-sourced vegetables. Net sales of Other Produce in 2007 were flat with 2006 at $348 million.

Operating income: 2008 compared to 2007. In the Other Produce segment, the operating income for 2008 was $10 million, compared to an operating loss of $5 million in 2007. Other Produce segment operating results improved primarily from $10 million of charges to exit the company’s Chilean operations in 2007, which did not repeat in 2008.

Operating income: 2007 compared to 2006. In the Other Produce segment, the operating loss for 2007 was $5 million, compared to operating income of $3 million in 2006. The decrease was primarily a result of $10 million of charges to exit the company’s Chilean operations.

CORPORATE

2008 compared to 2007. The company’s Corporate expenses were $66 million and $62 million in 2008 and 2007, respectively. Corporate expense reflects higher legal fees and higher incentive compensation accruals in 2008, which were offset by improvements due to savings from the 2007 business restructuring plan and the absence of a $3 million charge in 2007 related to a settlement of U.S. antitrust litigation. The company cannot estimate future legal fees because the process is driven by factors it does not control. See Note 18 to the Consolidated Financial Statements for further information about the company’s contingencies.

2007 compared to 2006. The company’s Corporate expenses were $62 million and $91 million in 2007 and 2006, respectively. Corporate expenses benefited from the absence of a $25 million charge in 2006 related to the plea agreement with the U.S. Department of Justice. See further discussion in Note 18 of the Consolidated Financial Statements.

EUROPEAN HEADQUARTERS RELOCATION

During the fourth quarter of 2008, the company committed to relocate its European headquarters from Belgium to Switzerland, which the company believes will optimize its long-term tax structure. The relocation had been under review with Belgian employees since April 2008, including negotiation of a social plan in accordance with Belgian labor practices. The social plan was approved in the fourth quarter and defines the severance benefits for employees who were not eligible for relocation or elected not to relocate. Under the social plan, affected employees are required to continue providing service until specified termination dates in order to be eligible for one-time termination benefits. The relocation affects approximately 100 employees and is expected to conclude in 2009. The relocation does not affect employees in sales offices, ports and other field offices throughout Europe. In connection with the relocation, the company expects to incur total costs of approximately $19-23 million, of which the company incurred $7 million in 2008. See Note 4 to the Consolidated Financial Statements for further information about the company’s relocation and restructuring activities.

RESTRUCTURING

In October 2007, the company began implementing a restructuring plan designed to improve profitability by consolidating operations and simplifying its overhead structure to improve efficiency, stimulate innovation and enhance focus on customers and consumers. The restructuring plan eliminated approximately 170 management positions worldwide and more than 700 other full-time positions, most of which were in two processing and distribution facilities closed in the first quarter of 2008. The company also discontinued its line of fresh-cut fruit bowls in the first quarter 2008. The restructuring resulted in a charge of $26 million in the fourth quarter of 2007, including $14 million of one-time termination benefits and $12 million of asset write downs. The company estimates that the restructuring plan generated sustainable annual savings of approximately $65 million. Approximately two-thirds of these estimated cost savings related to “Selling, general and administrative” expenses, with the remaining amount benefiting “Cost of sales” on the Consolidated Statements of Income.

INTEREST INCOME AND EXPENSE

Interest expense was $76 million, $86 million and $85 million in 2008, 2007 and 2006, respectively. Interest expense includes deferred financing fee write-offs of $9 million in 2008 as a result of refinancing the company’s credit facility and $2 million in 2007 as a result of the sale of the company’s shipping fleet and subsequent repayment of debt. Interest expense decreased in 2008 compared to 2007 despite these write-offs, due to lower borrowings in 2008, lower average LIBOR applicable to the company’s revolving credit facility and the replacement of a portion of term loan borrowings with the 4.25% Convertible Senior Notes (“Convertible Notes”). Additionally, repurchases of the company’s Senior Notes in September and October 2008 are expected to result in annual interest expense savings of approximately $8 million. Interest income was $7 million, $10 million and $9 million in 2008, 2007 and 2006, respectively.

In May 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (including partial cash settlement).” FSP No. APB 14-1 is effective for fiscal years beginning after December 15, 2008 and will impact the accounting for the company’s Convertible Notes. The retrospective application of FSP No. APB 14-1 will result in a non-cash increase in interest expense. As a result, non-cash interest expense for 2009 is expected to increase approximately $7 million. See Note 1 to the Consolidated Financial Statements for further description of the expected impact of FSP No. APB 14-1.

OTHER INCOME AND EXPENSE

Other income in 2008 included a $14 million gain from the September and October repurchases of Senior Notes with proceeds from the sale of Atlanta as well as $9 million of other income, $6 million net of income tax, from the resolution of claims and the receipt of refunds of certain non-income taxes paid between 1980 and 1990 in Italy. In 2006, other income included a $6 million gain from the sale of the company’s 10% ownership in Chiquita Brands South Pacific, an Australian fresh produce distributor.

INCOME TAXES

The company’s effective tax rate varies from period to period due to the level and mix of income among various domestic and foreign jurisdictions in which the company operates. The company currently does not generate U.S. federal taxable income and has more than $400 million of net operating losses available for carryforward. The company’s taxable earnings are substantially from foreign operations being taxed in jurisdictions at a net effective rate lower than the U.S. statutory rate. No U.S. taxes have been accrued on foreign earnings because such earnings have been or are expected to be permanently invested in foreign operating assets.

Income taxes from continuing operations were a benefit of $2 million in 2008, and expense of $1 million and $2 million in 2007 and 2006, respectively. Income taxes included benefits of $17 million, $14 million and $10 million for 2008, 2007 and 2006, respectively, due to the resolution of tax contingencies and the release of valuation allowances.

See Note 14 to the Consolidated Financial Statements for further information about the company’s income taxes.

OTHER SIGNIFICANT TRANSACTIONS AND EVENTS

Sale of Atlanta AG. In August 2008, the company sold its subsidiary, Atlanta, for aggregate consideration of (i) €65 million ($97 million), of which €6 million ($8 million) will be held in escrow for up to 18 months to secure any potential obligations of the company under the agreement, and (ii) contingent consideration based on future performance criteria. In connection with the sale, the company contracted with Atlanta to continue to serve as the company’s preferred supplier of banana ripening and distribution services in Germany, Austria and Denmark for at least five years. The sale and related services agreement resulted in a net gain on the sale of less than $1 million and a $2 million income tax benefit to continuing operations from the reversal of certain valuation allowances. Further information on the transaction, including summary financial information for these discontinued operations, can be found in Note 3 to the Consolidated Financial Statements.

Refinancing Activities. During 2008, the company took several steps to strengthen its balance sheet. In February 2008, the company issued $200 million of Convertible Notes, which provided approximately $194 million in net proceeds that were used to repay debt under the prior credit facility. In March 2008, the company and Chiquita Brands L.L.C. (“CBL”) entered into a new six-year, $350 million senior secured credit facility with a syndicate of banks that replaced the remaining portions of the company’s previous credit facility. The new credit facility consists of a $200 million senior secured term loan and a $150 million revolving credit facility. As a result of these transactions, the company’s debt maturities are no more than $20 million in any year prior to 2014 and its financial covenants are more flexible. In September and October 2008, the company used approximately $75 million of the proceeds from the sale of Atlanta to repurchase $91 million of its senior notes at a discount, resulting in a net gain of approximately $14 million. The repurchases are expected to result in annual interest expense savings of $8 million. See further information regarding the company’s debt and financing activities in Note 9 to the Consolidated Financial Statements.

Acquisition of Verdelli Farms. In October 2007, Fresh Express acquired Verdelli Farms, a regional processor of value-added salads, vegetables and fruit snacks in the northeastern United States based in Harrisburg, Pennsylvania. The acquisition benefited the Fresh Express brand by expanding its presence in the northeast United States, where the brand had been under-represented, improving distribution and logistics efficiency and adding freshness for Fresh Express products. The conversion of production to Fresh Express brands at this location was substantially complete at December 31, 2008. See also Note 3 to the Consolidated Financial Statements.

Sale-Leaseback of Shipping Fleet. In June 2007, the company sold its twelve refrigerated cargo ships and related spare parts for $227 million. The ships are being chartered back from an alliance formed by two global shipping operators, Eastwind Maritime Inc. and NYKLauritzenCool AB. Eleven of the ships are being chartered back through 2014, with options for up to an additional five years, and a twelfth ship is being chartered back through 2010, with an option for up to an additional two years. Net of operating costs previously incurred on the owned ships and synergies, the company is incurring incremental cash operating costs of approximately $28 million annually for the leaseback of the ships, which is partly offset by approximately $15 million of annual interest savings from the approximately $210 million of debt repaid from proceeds of the sale. Further, the transaction extended debt maturities by retiring ship and term loan debt that otherwise would have had minimum principal repayment obligations of $16-54 million annually through 2012.

At the date of the sale, the net book value of the assets sold approximated $120 million, classified almost entirely in “Property, plant and equipment, net.” The sale-leaseback of the ships resulted in a net gain of approximately $102 million, which was deferred and is being amortized to “Cost of sales” in the Consolidated Statements of Income over the initial leaseback periods, at a rate of approximately $14 million per year. The resulting reduction in depreciation expense is approximately $11 million annually. The transaction did not impact the company’s fuel exposure, as the company continues to purchase fuel used by these ships throughout their charter periods. See Note 3 to the Consolidated Financial Statements for further information on the transaction.

Sale of Chilean Assets. In the fourth quarter of 2007, the company sold three plants and other assets in Chile for approximately $10 million of cash proceeds, resulting in a $3 million net gain, and in the first quarter of 2008, the company sold its remaining farm in Chile for approximately $1 million in cash. In conjunction with the sale of these assets, the company recorded inventory write-downs and severance and other costs in 2007 totaling $7 million. Previously, the company had exited certain unprofitable farm leases in Chile, resulting in charges of approximately $6 million in the first quarter of 2007. The company is continuing to purchase produce from independent growers in Chile.

Sale of Investment. In December 2006, the company sold its 10% ownership in Chiquita Brands South Pacific, an Australian fresh produce distributor. The company received $9 million in cash and realized a $6 million gain on the sale of the shares, which was included in “Other income (expense), net” in the Consolidated Statement of Income.

Sale of Ivory Coast Operations. In January 2009, the company sold its operations in the Ivory Coast. The sale is expected to result in a pre-tax gain of $3-5 million, as well as income tax benefits of approximately $4 million.

Liquidity and Capital Resources

The company believes that its cash level, cash flow generated by operating subsidiaries and borrowing capacity will provide sufficient cash reserves and liquidity to fund the company’s working capital needs, capital expenditures and debt service requirements. The company is in compliance with the financial covenants of its credit facility and expects to remain in compliance for at least twelve months from the date of this filing.

In 2007 and 2008, the company strengthened its balance sheet and liquidity position through the successful refinancing of its credit facility with a new credit facility that contains substantially more flexible covenants and through its repurchases of Senior Notes, summarized as follows:

•

In September and October 2008, the company completed a program to repurchase Senior Notes in the open market with $75 million of the net proceeds from the sale of Atlanta (see Notes 3 and 9 in the Consolidated Financial Statements). The company repurchased $55 million principal amount of 7 1/2% Senior Notes and $36 million principal amount of 8 7/8% Senior Notes at a discount, resulting in an extinguishment gain of approximately $14 million, net of deferred financing fee write-offs and transaction costs. The repurchases are expected to result in annual interest expense savings of approximately $8 million. These repurchases did not affect the financial maintenance covenants of the Credit Facility (defined below) because the Senior Notes were repurchased by CBL, the company’s main operating subsidiary, as a permitted investment under the terms of the Credit Facility. Although these repurchased Senior Notes were not legally retired, the company does not intend to resell any of them.

•

In March 2008, the company and CBL entered into a six-year, $350 million senior secured credit facility (“Credit Facility”) with a syndicate of banks. The Credit Facility consists of a $200 million senior secured term loan (the “Term Loan”) and a $150 million senior secured revolving credit facility (the “Revolver”). The Credit Facility replaced the remaining portions of the company’s previous credit facility (“CBL Facility”) and contains two financial maintenance covenants, which provide substantially greater flexibility than those in the previous CBL Facility. The covenants in the Credit Facility require the company to maintain operating company leverage (operating company debt divided by EBITDA) at or below 3.50x and to maintain operating company fixed charge coverage (the sum of operating company EBITDA plus Net Rent divided by the sum of Fixed Charges plus Net Rent) at or above 1.15x, for the life of the facility. Earnings before interest, taxes, depreciation and amortization (“EBITDA”), as defined in the Credit Facility, excludes certain non-cash items including stock compensation and impairments, such as the fourth quarter 2008 goodwill impairment charge. Fixed Charges includes interest payments and distributions by CBL to CBII other than for normal overhead expenses. Net Rent expense, as defined by the Credit Facility, excludes the estimated portion of ship charter costs that represents normal vessel operating expenses. Operating company debt for purposes of the leverage covenant, as defined by the Credit Facility, includes subsidiary debt plus letters of credit outstanding. The Revolver contains a $100 million sub-limit for letters of credit, subject to a $50 million sub-limit for non-U.S. currency letters of credit. As of February 27, 2009, the variable interest rate on the Term Loan was LIBOR plus a margin of 3.75%, or 5.95%.

•

In February 2008, the company issued $200 million of Convertible Notes, which provided approximately $194 million in net proceeds and were used to repay term loan and revolving debt under the CBL Facility. This refinancing extended the maturity of the debt and will reduce the interest payable over the next five years. The full principal amount of the Convertible Notes matures August 15, 2016. The Convertible Notes pay interest semi-annually at a rate of 4.25% per annum, beginning August 15, 2008. Under the circumstances described in Note 9 to the Consolidated Financial Statements, the Convertible Notes are convertible at an initial conversion rate of 44.5524 shares of common stock per $1,000 in principal amount of the Convertible Notes, equivalent to an initial conversion price of approximately $22.45 per share of Chiquita common stock.

See “Interest Income and Expense” and Note 1 to the Consolidated Financial Statements for discussion of how a new accounting pronouncement will affect the accounting for the Convertible Notes.

•

In the second and third quarters of 2007, cash proceeds from the sale-leaseback of the company’s ships were used to repay approximately $210 million of debt, including $57 million of revolving credit borrowings, $90 million of debt associated with the ships and $64 million of term loan debt under the previous CBL Facility. The company reinvested the remaining $12 million of net proceeds into qualifying investments, which the company would have otherwise been obligated to use to repay amounts outstanding under the CBL Facility.

The company has debt maturities of no more than $20 million in any year prior to 2014. At December 31, 2008, no borrowings were outstanding under the Revolver and $21 million of credit availability was used to support issued letters of credit, leaving $129 million of credit available. The company borrowed $20 million under the Revolver in January 2009, and expects to make additional draws under this facility to fund normal peak seasonal working capital needs through March or April 2009. The company believes that operating cash flow should permit it to repay the revolving credit balance in full by mid-2009 and to make scheduled principal and interest payments. See Note 9 to the Consolidated Financial Statements for additional information regarding the company’s debt and refinancing.

The following table summarizes the company’s contractual obligations for future cash payments at December 31, 2008, which are primarily associated with debt service payments, operating leases, pension and severance obligations, long-term purchase contracts and unrecognized tax benefits:

(In thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt:
Parent company	$583,773	$—	$—	$—	$583,773
Subsidiaries[1]	193,152	10,561	37,589	40,002	105,000
Interest on debt[2]	320,000	51,000	99,000	93,000	77,000
Operating leases	546,964	154,061	205,190	145,295	42,418
Pension and severance obligations	87,156	10,675	19,853	17,943	38,685
Purchase commitments[3]	1,245,376	571,818	427,807	195,793	49,958
Uncertain tax positions[4]	5,817	5,183	634	—	—
Other	24,918	7,775	17,143	—	—

	$3,007,156	$811,073	$807,216	$492,033	$896,834

[1]	The company borrowed $20 million in January 2009 under its Revolver for normal seasonal working capital needs, which is expected to be repaid in full by mid-2009.

[2]

Estimating future cash payments for interest on debt requires significant assumptions. The amounts in the table reflect a LIBOR rate of 2.20% plus a margin of 3.75% on the term loan under the Credit Facility for all future periods. No principal repayments were assumed, other than scheduled maturities. The table does not include interest on any borrowings under the revolving credit facility to fund working capital needs.

[3]

The company’s purchase commitments consist primarily of long-term contracts to purchase bananas, lettuce and other produce from third-party producers. The terms of these contracts set the price for the purchased fruit for one to ten years; however, many of these contracts are subject to price renegotiations every one to two years. Therefore, the company is only committed to purchase the produce at the contract price until the renegotiation date. Purchase commitments included in the table are based on the current contract price and the estimated volume the company is committed to purchase until the next renegotiation date. These purchase commitments represent normal and customary operating commitments in the industry.

[4]

Reflects only tax contingencies that are deemed probable of payment, which is significantly less than the amounts accrued in the Consolidated Balance Sheets under FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.”

Total debt consists of the following:

	December 31,
(In thousands)	2008	2007
Parent Company:
7 1/2% Senior Notes, due 2014	$195,328	$250,000
8 7/8% Senior Notes, due 2015	188,445	225,000
4.25% Convertible Notes, due 2016	200,000	—
Subsidiaries:
Credit Facility Term Loan	192,500	—
Term Loan C (prior credit facility)	—	325,725
Other	652	1,747
Notes and loans payable	—	718

Total debt	$776,925	$803,190

The company had approximately $193 million of variable-rate debt at December 31, 2008. A 1% change in interest rates would result in a change to interest expense of approximately $2 million annually. A subsidiary of the company has an €11 million uncommitted credit line for bank guarantees to be used primarily for import licenses and duties in European Union countries. At December 31, 2008, the company had €11 million ($15 million) of cash equivalents in a compensating balance arrangement as it relates to this uncommitted credit line for bank guarantees. See Note 9 to the Consolidated Financial Statements for additional information regarding the company’s debt and refinancing.

The company’s cash balance was $77 million and $61 million at December 31, 2008 and 2007, respectively. Cash and equivalents are comprised of either bank deposits or amounts invested in money market funds.

Operating cash flow was $8 million, $65 million and $12 million in 2008, 2007 and 2006, respectively. The decline in operating cash flow from 2007 to 2008 was primarily due to decreases in accounts payable, and increases in grower advances to secure new growers of certain other produce items. The increase in operating cash flow from 2006 to 2007 was primarily due to changes in operating results.

Capital expenditures were $63 million, $63 million and $58 million for 2008, 2007 and 2006, respectively. In 2009, the company expects approximately the same level of capital expenditures.

During the fourth quarter of 2008, the company committed to relocate its European headquarters from Belgium to Switzerland, which is expected to be completed in 2009. The company expects to incur total costs of approximately $19-23 million for the relocation, $7 million of which was incurred in 2008. See Note 4 to the Consolidated Financial Statements for further information.

At current fuel prices the company also has significant obligations under its bunker fuel hedging arrangements. At December 31, 2008, the liability for fuel swaps was $79 million, of which $24 million is expected to settle in 2009, with the remainder settling through 2011. The ultimate amount due will depend upon fuel prices at the dates of settlement. Bunker fuel hedging gains and losses are recognized when the hedging contracts settle. The company expects that operating cash flows will be sufficient to cover obligations, if any, under fuel hedging arrangements.

The company paid a quarterly cash dividend of $0.10 per share on the company’s outstanding shares of stock in the first three quarters of 2006. In the third quarter, the company announced the suspension of its dividend, beginning with the payment that would have been paid in October 2006. Any future dividends would require approval by the board of directors. At December 31, 2008, distributions to CBII, other than for normal overhead expenses and interest on the company’s Convertible Notes and Senior Notes, were limited to $80 million by the financial covenants of the Credit Facility.

Market Risk Management – Financial Instruments

HEDGING INSTRUMENTS

Chiquita’s products are distributed in approximately 90 countries. Its international sales are made primarily in U.S. dollars and major European currencies. The company reduces currency exchange risk from sales originating in currencies other than the U.S. dollar by exchanging local currencies for dollars promptly upon receipt. The company further reduces its currency exposure for these sales by purchasing hedging instruments (principally euro put option contracts) to hedge the dollar value of its estimated net euro cash flow exposure up to 18 months into the future. These put option contracts allow the company to exchange a certain amount of euros for U.S. dollars at either the exchange rate in the option contract or the spot rate. At February 13, 2009, the company had hedging coverage for approximately three-fourths of its expected net euro cash flow exposure for 2009 and approximately one-third of its expected net exposure for 2010 at rates of $1.39 and $1.39 per euro, respectively.

The company’s shipping operations are exposed to the risk of rising fuel prices. Although the company sold its twelve ships in 2007, it is still responsible for purchasing fuel for these ships, which are chartered back under long-term leases. To reduce the risk of rising fuel prices, the company enters into bunker fuel forward contracts that allow the company to lock in fuel prices up to three years in the future. Bunker fuel forward contracts can offset increases in market fuel prices or can result in higher costs from declines in market fuel prices, but in either case reduce the volatility of changing fuel prices in the company’s results. At February 13, 2009, the company had hedging coverage for approximately three-fourths of its expected fuel purchases through 2011 at average bunker fuel swap rates of $353, $481 and $439 per metric ton in 2009, 2010 and 2011, respectively.

Hedging instruments are carried at fair value on the company’s Consolidated Balance Sheets, with potential gains and losses deferred in “Accumulated other comprehensive income” until the hedged transaction occurs (the euro sale or fuel purchase to which the hedging instrument was intended to apply). At December 31, 2008, the fair value of the foreign currency option and bunker fuel forward contracts was a net liability of $32 million, of which $2 million is included in “Other current assets” and $34 million in “Other liabilities” in the Consolidated Balance Sheet. At December 31, 2007, the fair value of the foreign currency option and bunker fuel forward contracts was a net asset of $57 million, of which $27 million is included in “Other current assets” and $30 million in “Investments and other assets, net” in the Consolidated Balance Sheet. A hypothetical 10% increase in the euro currency rates would have resulted in a decline in fair value of the foreign currency options of approximately $20 million at December 31, 2008. However, the company expects that any loss on these contracts would be more than offset by an increase in the dollar realization of the underlying sales denominated in foreign currencies. A hypothetical 10% decrease in bunker fuel rates would result in a decline in fair value of the bunker fuel swaps of approximately $19 million at December 31, 2008. However, the company expects that any decline in the fair value of these contracts would be offset by a decrease in the cost of underlying fuel purchases.

See Notes 1 and 10 to the Consolidated Financial Statements for additional discussion of the company’s hedging activities. See “Critical Accounting Policies and Estimates” below and Note 11 to the Consolidated Financial Statements for additional discussion of fair value measurements, as it relates to the company’s hedging instruments.

DEBT INSTRUMENTS

Chiquita’s interest rate risk arises from its fixed and variable rate debt (see Note 9 to the Consolidated Financial Statements). The company had approximately $193 million of variable-rate debt at December 31, 2008, and as a result, a 1% change in interest rates would result in a change to interest expense of approximately $2 million annually. Of the $777 million total debt at December 31, 2008, approximately 75% was fixed-rate debt. Although the Consolidated Balance Sheets present debt at historical cost rather than fair value, a hypothetical 0.50% increase in interest rates would have resulted in a decline in the fair value of the company’s fixed-rate debt of approximately $12 million at December 31, 2008.

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

Critical Accounting Policies and Estimates

The company’s significant accounting policies are summarized in Note 1 to the Consolidated Financial Statements. The additional discussion below addresses major judgments used in:

•	reviewing the carrying values of goodwill and intangible assets;

•	reviewing the carrying values of property, plant and equipment;

•	measuring the fair value of financial assets and liabilities;

•	accounting for pension and tropical severance plans;

•	accounting for income taxes;

•	accounting for contingent liabilities; and

•	accounting for sales incentives.

REVIEWING THE CARRYING VALUES OF GOODWILL AND INTANGIBLE ASSETS

Goodwill. The company’s goodwill at December 31, 2008 consisted almost entirely of the goodwill resulting from the Fresh Express acquisition in June 2005. The company recorded a $375 million ($374 million after-tax) impairment charge in the fourth quarter of 2008, reducing its goodwill to $175 million. The company reviews goodwill for impairment annually each fourth quarter or as circumstances indicate the possibility of impairment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” In the second half of 2008 and particularly in the fourth quarter, the company’s salad operations performed below prior periods and management expectations. The lower operating performance of the salad business, along with slower growth expectations, recent negative category volume trends and a decline in market values resulting from weakness in the general economy as well as the financial markets, led to the goodwill impairment charge. This impairment indicator coincided with the company’s annual impairment testing in the fourth quarter.

In accordance with SFAS No. 142, the first step of the impairment review compared the fair value of the Fresh Express reporting unit to the carrying value. Consistent with prior impairment reviews, the company estimated the fair value of Fresh Express using a combination of a market approach based on multiples from recent comparable transactions and an income approach based on expected future cash flows discounted at 9.5%. The market approach and the income approach were weighted equally based on a judgment of the comparability of the recent transactions and the risks inherent in estimating future cash flows in a difficult economic environment. An increase in the discount rate of 0.50% would reduce the estimated fair value of Fresh Express by approximately $20 million. A 5% change per year in the expected future cash flows would affect the calculated fair value of Fresh Express by approximately $15 million. Management considered recent economic trends in estimating the expected future cash flows of

Fresh Express used in the income approach. Because the first step of the analysis indicated potential impairment, the company performed the second step and calculated the implied value of goodwill by subtracting the fair value of the Fresh Express’ assets and liabilities, including intangible assets, from the previously estimated fair value of the reporting unit. Impairment was measured as the difference between the implied value of goodwill and the carrying value.

Goodwill impairment reviews are highly judgmental and involve the use of significant estimates and assumptions, which have a significant impact on whether there is potential impairment and the amount of any impairment charge recorded. Estimates of fair value involve estimates of discounted cash flow methods and are dependent upon discount rates and long-term assumptions regarding future sales and margin trends, market conditions and cash flow, from which actual results may differ.

Trademarks. At December 31, 2008, the company’s Chiquita trademark had a carrying value of $388 million. The year-end 2008 carrying value was supported by a fair value calculation using the relief-from-royalty method. The relief-from-royalty valuation method estimates the royalty expense that could be avoided in the operating business as a result of owning the respective asset or technology. The royalty savings are measured, tax-effected and, thereafter, converted to present value with a discount rate that considers the risk associated with owning the intangible assets. In the appraisal, royalty rates were applied to 5-year revenue projections with a 3% growth rate assumed in the terminal value, reflecting estimates of long-term U.S. inflation. Other assumptions include a royalty rate of 3%, a discount rate of 12%, and an income tax rate of 38% applied to the royalty cash flows. The valuation is most sensitive to the royalty rate assumption, which considers market share, market recognition and profitability of products bearing the trademark, as well as license agreements for the trademark. A change to the royalty rate of 0.25% could impact the appraisal by up to $50 million. A change in the discount rate of 0.50% could impact the appraisal by $40 million. Based on this calculation, there was no indication of impairment at December 31, 2008 and, as such, no write-down of the carrying value was required.

In conjunction with the 2005 Fresh Express acquisition, the company recorded the Fresh Express trademark, which had a carrying value of $61 million at December 31, 2008. The carrying value of the Fresh Express trademark was also supported by a fair value calculation using the relief-from-royalty method with similar assumptions stated above. In the appraisal, royalty rates were applied to 5-year revenue projections with a 3% growth rate assumed in the terminal value, reflecting estimates of long-term U.S. inflation. Other assumptions include a royalty rate of 1%, a discount rate of 12%, and an income tax rate of 38% applied to the royalty cash flows. The valuation is most sensitive to the royalty rate assumption, which considers market share, market recognition and profitability of products bearing the trademark, as well as license agreements for the trademark. A change to the royalty rate of 0.25% could impact the appraisal by up to $20 million. A change in the discount rate of 0.50% could impact the appraisal by $5 million. Based on this calculation, there was no indication of impairment at December 31, 2008 and, as such, no write-down of the carrying value was required.

Other Intangible Assets. At December 31, 2008, the company had a carrying value of $135 million of other intangible assets, net of amortization, consisting of $90 million in customer relationships and $45 million in patented technology related to Fresh Express. As amortizable intangible assets, the company reviews the carrying value when impairment indicators are present, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” by comparing (i) estimates of undiscounted future cash flows, before interest charges, included in the company’s operating plans versus (ii) the carrying values of the related assets. Tests are performed over asset groups at the lowest level of identifiable cash flows. The goodwill impairment charge recorded in the fourth quarter of 2008 was an impairment indicator; however, testing resulted in no impairment to the “Other intangible assets.”

REVIEWING THE CARRYING VALUES OF PROPERTY, PLANT AND EQUIPMENT

The company also reviews the carrying value of its property, plant and equipment when impairment indicators are present, as prescribed by SFAS No. 144. Tests are performed over asset groups at the lowest level of identifiable cash flows. The goodwill impairment charge recorded in the fourth quarter of 2008 was an impairment indicator for the property, plant and equipment at Fresh Express; however, testing resulted in no impairment of these assets. Also in 2008, the company recognized a $3 million impairment related to the closure of a ripening facility in the United Kingdom. In 2007, the company completed a review of the carrying values of its Greencastle, Pennsylvania, Carrollton, Georgia and Bradenton, Florida facilities and other assets in connection with its restructuring plan, which resulted in approximately $12 million of asset impairment charges in the fourth quarter 2007.

MEASURING THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Calculating fair value of certain financial assets and liabilities requires significant assumptions. Effective January 1, 2008, the company adopted SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 establishes a singular definition of fair value and a framework for measuring fair value under U.S. GAAP, and expands disclosures about fair value measurements, but does not require any additional fair value measurements. SFAS No. 157 clarified that fair value is the price to hypothetically sell an asset or transfer a liability in an orderly manner in the principal market for that asset or liability and also addresses the valuation techniques used to determine fair value. These valuation techniques include the market approach, income approach and cost approach. The market approach uses prices or relevant information generated by market transactions involving identical or comparable assets or liabilities. The income approach involves converting future amounts to a single present amount based on current market expectations about those future amounts. The cost approach is based on the amount that currently would be required to replace the service capacity of the asset. The SFAS No. 157 framework for measuring fair value uses a three-level hierarchy that prioritizes the use of observable inputs. The hierarchy level of a fair value measurement is determined entirely by the lowest level input that is significant to the measurement. The three levels are:

Level 1 –	observable prices in active markets for identical assets and liabilities;

Level 2 –	observable inputs other than quoted market prices in active markets for identical assets and liabilities, which include quoted prices for similar assets or liabilities in an active market and market-corroborated inputs; and

Level 3 –	unobservable inputs.

At December 31, 2008, the company carried the following financial assets and liabilities at fair value:

		Fair Value Measurements Using
(In thousands)	Carrying Value And Fair Value Dec. 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Foreign currency option contracts	$47,239	$—	$47,239	$—
Bunker fuel forward contracts	(79,002)	—	—	(79,002)
Cost investment	3,199	3,199	—	—

	$(28,564)	$3,199	$47,239	$(79,002)

The company values fuel hedging positions by applying an observable discount rate to the current market value of identical hedge positions. The company values currency hedging positions by utilizing observable or market-corroborated inputs such as exchange rates, volatility and forward yield curves. The company trades only with counterparties that meet certain liquidity and creditworthiness standards. SFAS No. 157 requires the consideration of non-performance risk when valuing derivative instruments. The company includes an adjustment for non-performance risk in the recognized measure of fair value of derivative instruments. The adjustment reflects the full credit default spread (“CDS”) applied to a net exposure, by counterparty. The company uses its counterparty’s CDS for a net asset position, which is an observable input, and its own estimated CDS for a net liability position, which is an unobservable input. At December 31, 2008, the company’s adjustment for non-performance risk (relative to a measure based on unadjusted LIBOR), reduced the company’s derivative assets for foreign currency option contracts by approximately $1 million and reduced the derivative liabilities for bunker fuel forward contracts by approximately $8 million.

In February 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-2, “Effective Date of FASB Statement No. 157,” which delayed the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008. Accordingly, effective January 1, 2008, the company partially adopted SFAS No. 157, which did not have a material impact on the company’s fair value measurements, and will defer application of SFAS No. 157 to nonfinancial assets and nonfinancial liabilities. Fair value measurements where the provisions of SFAS No. 157 have not been applied include fair value assessments used in annual impairment tests of goodwill and trademarks, in other impairment tests of nonfinancial assets and in the valuation of assets held for sale.

In October 2008, the FASB issued FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active,” which clarifies the application of SFAS No. 157 in determining the fair value of assets and liabilities for which there is no active market or the principal market for such asset or liability is not active. This FSP was effective upon issuance and did not have a material impact on the company’s Consolidated Financial Statements.

ACCOUNTING FOR PENSION AND TROPICAL SEVERANCE PLANS

Significant assumptions used in the actuarial calculation of projected benefit obligations (the liabilities) related to the company’s defined benefit pension and foreign pension and severance plans include the discount rate and the long-term rate of compensation increase. The weighted average discount rate assumptions used to determine the projected benefit obligations for domestic pension plans were 6.25% and 5.75% at December 31, 2008 and 2007, respectively. In 2008, the company refined its method of determining the appropriate discount rate for domestic pension plans to a yield curve from the previously used rate on high quality, fixed income investments in the U.S., such as Moody’s Aa rated corporate bonds. In evaluating the discount rate, the company determined that the yield curve was a preferable method because it uses the plans’ expected payouts combined with a larger population of high quality, fixed income investments in the U.S. that are appropriate for the expected timing of the plans’ payments. The weighted average discount rate assumptions used to determine the projected benefit obligations for the foreign pension and severance plans were 10.75% and 7.25% at December 31, 2008 and 2007, respectively, which represented the 10-year U.S. Treasury rate adjusted to reflect higher inflation in these countries. The weighted average long-term rate of compensation increase used to determine the projected benefit obligations for both domestic and foreign plans was 5.0% in 2008 and 2007.

Determination of the net periodic benefit cost (the expense) also includes an assumption for the weighted average long-term rate of return on plan assets, which was assumed to be 8.0% for 2008 and 2007 for domestic plans and 2.25% for 2008 and 2007 for foreign plans. Actual rates of return can differ significantly from those assumed as a result of both the short-term volatility and longer-term changes in average market returns.

A one percentage point change to the discount rate, long-term rate of compensation increase, or long-term rate of return on plan assets each affects pension expense by less than $1 million annually.

ACCOUNTING FOR INCOME TAXES

The company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” which recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Deferred income taxes are recognized at currently enacted tax rates for the expected future tax results attributable to temporary differences between amounts reported for income tax purposes and financial reporting purposes.

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

In the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. FASB Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109” clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109 and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is a recognition process to determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step is a measurement process whereby a tax position that meets the more-likely-than-not recognition threshold is assessed to determine the cost or benefit to be recognized in the financial statements. The company adopted FIN 48 on January 1, 2007 as further discussed in Note 1 to the Consolidated Financial Statements. FIN 48 required the company to record any FIN 48 adjustments as of January 1, 2007, the adoption date, to beginning retained earnings rather than the Consolidated Statements of Income. As a result, the company recorded a cumulative effect adjustment of $21 million as a charge to retained earnings on January 1, 2007. The transition adjustment reflected the maximum statutory amounts of the tax positions, including interest and penalties, without regard to the potential for settlement. Since the adoption date, interest and penalties that could be assessed on these uncertain tax positions are included in “Income taxes” in the Consolidated Statements of Income.

Significant judgment is required in evaluating tax positions and determining the company’s provision for income taxes. The company regularly reviews its tax positions; the reserves are adjusted in light of changing facts and circumstances, such as the resolution of outstanding tax audits or contingencies in various jurisdictions and expiration of statutes of limitations. The provision for income taxes includes the impact of current tax provisions and changes to the reserves that are considered appropriate, as well as related net interest and penalties.

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

ACCOUNTING FOR SALES INCENTIVES

The company, primarily in its Salads and Healthy Snacks segment, offers sales incentives and promotions to its customers and to consumers. These incentives primarily consist of volume-related rebates, exclusivity and placement fees (fees paid to retailers for product display), consumer coupons and promotional discounts. The company follows the requirements of Emerging Issues Task Force (“EITF”) No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor’s Products).” Consideration given to customers and consumers related to sales incentives is recorded as a reduction of sales. Changes in the estimated amount of incentives to be paid are treated as changes in estimates and are recognized in the period of change.

New Accounting Pronouncements

See Note 1 to the Consolidated Financial Statements for information regarding the company’s adoption of new accounting pronouncements.

Risks of International Operations

The company has international operations in many foreign countries, including those in Central America, the Philippines and parts of Africa. Information about the company’s operations by geographic area can be found in Note 17 to the Consolidated Financial Statements. The company’s activities are subject to risks inherent in operating in these countries, including government regulation, currency restrictions and other restraints, burdensome taxes, risks of expropriation, threats to employees, political instability, terrorist activities, including extortion, and risks of U.S. and foreign governmental action in relation to the company. Should such circumstances occur, the company might need to curtail, cease or alter its activities in a particular region or country.

As previously disclosed, in March 2007, the company entered into a plea agreement with the U.S. Department of Justice (“DOJ”) relating to payments made by the company’s former Colombian subsidiary to a Colombian paramilitary group designated under U.S. law as a foreign terrorist organization. The company had previously voluntarily disclosed these payments to the DOJ as having been made by its Colombian subsidiary to protect its employees from risks to their safety if the payments were not made. Under the terms of the plea agreement, the company pled guilty to one count of Engaging in Transactions with a Specially-Designated Global Terrorist Group without having first obtained a license from the U.S. Department of Treasury’s Office of Foreign Assets Control. The company agreed to pay a fine of $25 million, payable in five equal annual installments with interest. The company is now facing additional litigation and investigations relating to the Colombian payments, including six tort lawsuits alleging damages by several hundred plaintiffs claiming to be family members or legal heirs of individuals allegedly killed by the United Self-Defense Forces of Colombia (Autodefensas Unidas de Colombia or “AUC”), and six shareholder derivative lawsuits against certain of the company’s current and former officers and directors alleging that the defendants breached their fiduciary duties to the company and/or wasted corporate assets in connections with the payments. See Note 18 to the Consolidated Financial Statements for a further description. Although the company believes it has meritorious defenses to these and other legal proceedings, regardless of the outcomes, the company will incur legal and other fees to defend itself in all these proceedings, which in the aggregate may have a significant impact on the company’s financial statements.

See “Item 1A — Risk Factors” and “Item 3 – Legal Proceedings” in the Annual Report on Form 10-K and Note 18 to the Consolidated Financial Statements for a further description of legal proceedings and other risks.

*******

This Annual Report contains certain statements that are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita, including: the customary risks experienced by global food companies, such as prices for commodity and other inputs, currency exchange rate fluctuations, industry and competitive conditions (all of which may be more unpredictable in light of uncertainty in the global economic environment), government regulations, food safety and product recalls affecting the company or the industry, labor relations, taxes, political instability and terrorism; unusual weather conditions and crop risks; access to and cost of financing; any negative operating or other impacts from the relocation of the company’s European headquarters to Switzerland; and the outcome of pending litigation and governmental investigations involving the company, and the legal fees and other costs incurred in connection with such items.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Chiquita Brands International, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, shareholders’ equity and cash flow present fairly, in all material respects, the financial position of Chiquita Brands International, Inc. and its subsidiaries at December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audit. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 157, Fair Value Measurements, for financial assets and financial liabilities, on January 1, 2008.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/    PricewaterhouseCoopers LLP

Cincinnati, OH

February 27, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Chiquita Brands International, Inc.

We have audited the accompanying consolidated balance sheets of Chiquita Brands International, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity, and cash flow for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chiquita Brands International, Inc. at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flow for the years then ended, in conformity with U.S. generally accepted accounting principles.

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

/s/    Ernst & Young LLP

Cincinnati, Ohio

February 27, 2008,

except for the items restated for the company’s sale of 100% of the outstanding stock of Atlanta AG, as described in Note 3, and the modification of the company’s reportable business segments, as described in Note 17, as to which the date is

February 26, 2009

Chiquita Brands International, Inc.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)	2008	2007	2006
Net sales	$3,609,371	$3,464,703	$3,265,794
Operating expenses:
Cost of sales	3,067,612	2,949,788	2,786,316
Selling, general and administrative	378,248	374,715	363,315
Depreciation	62,899	72,403	71,382
Amortization	9,824	9,823	9,730
Equity in (earnings) losses of investees	(10,321)	441	(5,937)
Relocation of European headquarters	6,931	—	—
Goodwill impairment	375,295	—	—
Restructuring	—	25,912	—
Charge for contingent liabilities	—	—	25,000

	3,890,488	3,433,082	3,249,806

Operating (loss) income	(281,117)	31,621	15,988
Interest income	7,152	9,780	8,611
Interest expense	(75,832)	(86,191)	(84,947)
Other income, net	22,708	—	6,320

Loss from continuing operations before income taxes	(327,089)	(44,790)	(54,028)
Income tax benefit (expense)	1,900	(900)	(2,100)

Loss from continuing operations	(325,189)	(45,690)	(56,128)
Income (loss) from discontinued operations, net of income taxes	1,464	(3,351)	(39,392)

Net loss	$(323,725)	$(49,041)	$(95,520)

Net (loss) income per common share – basic:
Continuing operations	$(7.43)	$(1.14)	$(1.33)
Discontinued operations	0.03	(0.08)	(0.94)

	$(7.40)	$(1.22)	$(2.27)

Net (loss) income per common share – diluted:
Continuing operations	$(7.43)	$(1.14)	$(1.33)
Discontinued operations	0.03	(0.08)	(0.94)

	$(7.40)	$(1.22)	$(2.27)

Dividends declared per common share	$—	$—	$0.20

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.

CONSOLIDATED BALANCE SHEETS

	December 31,
(In thousands, except share amounts)	2008	2007
ASSETS
Current assets:
Cash and equivalents	$77,267	$61,264
Trade receivables, less allowances of $9,132 and $10,579, respectively	295,681	291,347
Other receivables, net	134,667	102,277
Inventories	214,198	206,383
Prepaid expenses	41,169	41,129
Other current assets	1,794	27,672
Current assets of discontinued operations	—	191,010

Total current assets	764,776	921,082
Property, plant and equipment, net	332,445	343,878
Investments and other assets, net	134,150	168,624
Trademarks	449,085	449,085
Goodwill	175,384	547,637
Other intangible assets, net	135,121	144,943
Non-current assets of discontinued operations	—	102,353

Total assets	$1,990,961	$2,677,602

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.

CONSOLIDATED BALANCE SHEETS (continued)

	December 31,
(In thousands, except share amounts)	2008	2007
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes and loans payable	$—	$718
Long-term debt of subsidiaries due within one year	10,495	4,459
Accounts payable	294,635	320,016
Accrued liabilities	138,887	145,287
Current liabilities of discontinued operations	—	152,636

Total current liabilities	444,017	623,116
Long-term debt of parent company	583,773	475,000
Long-term debt of subsidiaries	182,658	323,013
Accrued pension and other employee benefits	59,154	59,059
Deferred gain – sale of shipping fleet	78,410	93,575
Deferred tax liability	104,244	106,202
Other liabilities	91,028	91,127
Non-current liabilities of discontinued operations	—	11,037

Total liabilities	1,543,284	1,782,129

Commitments and contingencies
Shareholders’ equity:
Common stock, $.01 par value (44,407,103 and 42,740,328 shares outstanding, respectively)	444	427
Capital surplus	716,085	695,647
Retained earnings (accumulated deficit)	(218,791)	104,934
Accumulated other comprehensive income of continuing operations	(50,061)	45,285
Accumulated other comprehensive income of discontinued operations	—	49,180

Total shareholders’ equity	447,677	895,473

Total liabilities and shareholders’ equity	$1,990,961	$2,677,602

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands)	Common shares	Common stock	Capital surplus	(Accum. deficit) Retained earnings	AOCI of continuing operations	AOCI of discontinued operations	Total share- holders’ equity
DECEMBER 31, 2005	41,930	$419	$675,710	$281,574	$18,517	$21,765	$997,985
Net loss	—	—	—	(95,520)	—	—	(95,520)
Unrealized translation gain	—	—	—	—	1,140	12,252	13,392
Change in minimum pension liability	—	—	—	—	1,374	365	1,739
Sale of cost investment	—	—	—	—	(6,320)	—	(6,320)
Change in fair value of cost investments available for sale	—	—	—	—	3,679	—	3,679
Change in fair value of derivatives	—	—	—	—	(39,505)	—	(39,505)
Losses reclassified from OCI into net income	—	—	—	—	656	—	656

Comprehensive loss							(121,879)

Adoption of SFAS No. 158	—	—	—	—	(2,728)	(96)	(2,824)
Exercises of stock options and warrants	70	1	1,158	—	—	—	1,159
Stock-based compensation	157	2	10,379	—	—	—	10,381
Shares withheld for taxes	—	—	(681)	—	—	—	(681)
Dividends on common stock	—	—	—	(8,416)	—	—	(8,416)

DECEMBER 31, 2006	42,157	422	686,566	177,638	(23,187)	34,286	875,725

Adoption of FIN 48 on January 1, 2007	—	—	—	(21,010)	—	—	(21,010)

Balance at January 1, 2007	42,157	422	686,566	156,628	(23,187)	34,286	854,715
Net loss	—	—	—	(49,041)	—	—	(49,041)
Unrealized translation (loss) gain	—	—	—	—	(214)	13,333	13,119
Change in fair value of cost investments	—	—	—	—	1,283	—	1,283
Change in fair value of derivatives	—	—	—	—	53,831	—	53,831
Losses reclassified from OCI into net income	—	—	—	—	14,009	—	14,009
Pension liability adjustment	—	—	—	—	(437)	1,561	1,124

Comprehensive income							34,325

Exercises of stock options and warrants	108	1	1,832	—	—	—	1,833
Stock-based compensation	475	4	10,800	—	—	—	10,804
Shares withheld for taxes	—	—	(3,551)	—	—	—	(3,551)
Deemed dividend to minority shareholder in a subsidiary	—	—	—	(2,653)	—	—	(2,653)

DECEMBER 31, 2007	42,740	427	695,647	104,934	45,285	49,180	895,473

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (continued)

(In thousands)	Common shares	Common stock	Capital surplus	(Accum. deficit) Retained earnings	AOCI of continuing operations	AOCI of discontinued operations	Total share- holders’ equity
DECEMBER 31, 2007	42,740	$427	$695,647	$104,934	$45,285	$49,180	$895,473
Net loss	—	—	—	(323,725)	—	—	(323,725)
Unrealized translation (loss) gain	—	—	—	—	(966)	8,524	7,558
Change in fair value of cost investments	—	—	—	—	(3,316)	—	(3,316)
Change in fair value of derivatives	—	—	—	—	(69,974)	—	(69,974)
Gains reclassified from OCI into net income	—	—	—	—	(20,001)	—	(20,001)
Pension liability adjustment	—	—	—	—	(1,089)	498	(591)
Realization of gains into net income from OCI resulting from the sale of Atlanta AG	—	—	—	—	—	(58,202)	(58,202)

Comprehensive income							(468,251)

Exercises of stock options and warrants	1,220	12	12,400	—	—	—	12,412
Stock-based compensation	447	5	11,327	—	—	—	11,332
Shares withheld for taxes	—	—	(3,289)	—	—	—	(3,289)

DECEMBER 31, 2008	44,407	$444	$716,085	$(218,791)	$(50,061)	$—	$447,677

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOW

(In thousands)	2008	2007	2006
CASH PROVIDED (USED) BY:
OPERATIONS
Net income (loss)	$(323,725)	$(49,041)	$(95,520)
(Income) loss from discontinued operations	(1,464)	3,351	39,392
Depreciation and amortization	72,723	82,226	81,112
Write-off of deferred financing fees	8,670	1,613	—
Gain on debt extinguishment, net	(14,114)	—	—
Equity in (earnings) losses of investees	(10,321)	441	(5,937)
Amortization of the gain on sale of shipping fleet	(15,165)	(8,444)	—
Income tax benefits	(16,731)	(13,744)	(10,125)
Stock-based compensation	11,332	10,804	10,381
Goodwill impairment	375,295	—	—
Charge for contingent liabilities	—	—	25,000
Asset write-downs in restructuring	—	11,737	—
Gain on sale of cost investment	—	—	(6,320)
Changes in current assets and liabilities:
Trade receivables	(5,929)	(5,911)	12,135
Other receivables	(35,917)	(26,087)	(9,113)
Inventories	(10,617)	25,815	(737)
Prepaid expenses and other current assets	(2,251)	2,937	(10,384)
Accounts payable and accrued liabilities	(31,177)	29,253	(21,723)
Other	7,110	(69)	3,995

Cash flow from operations	7,719	64,881	12,156

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOW (continued)

(In thousands)	2008	2007	2006
INVESTING
Capital expenditures	(63,002)	(62,529)	(57,652)
Acquisition of businesses	(3,171)	(21,000)	(6,464)
Proceeds from sale of:
Atlanta AG, net of $13,743 cash included in the net assets of Atlanta AG on the date of sale	88,974	—	—
Shipping fleet	—	224,814	—
Chilean assets	2,863	10,016	—
Chiquita Brands South Pacific investment	—	—	9,172
Other long-term assets	4,212	6,639	5,692
Insurance proceeds	—	2,995	5,803
Other	(1,695)	165	(507)

Cash flow from investing	28,181	161,100	(43,956)

FINANCING
Issuances of long-term debt	400,000	—	—
Repayments of long-term debt	(409,282)	(173,855)	(23,878)
Fees and other issuance costs for long-term debt	(19,508)	(254)	(3,356)
Borrowings of notes and loans payable	57,000	40,000	67,823
Repayments of notes and loans payable	(57,719)	(84,198)	(23,684)
Proceeds from exercise of stock options/warrants	12,412	1,833	1,159
Dividends on common stock	—	—	(12,609)

Cash flow from financing	(17,097)	(216,474)	5,455

Cash flow from continuing operations	18,803	9,507	(26,345)

DISCONTINUED OPERATIONS
Operating cash flow, net	13,645	3,646	3,105
Investing cash flow, net	(513)	(1,624)	91
Financing cash flow, net	(2,772)	(2,020)	(956)

Cash flow from discontinued operations	10,360	2	2,240

Increase (decrease) in cash and equivalents	29,163	9,509	(24,105)
Less: intercompany change in cash and equivalents of discontinued operations	(13,160)	(8,241)	759

Increase (decrease) in cash and equivalents of continuing operations	16,003	1,268	(23,346)
Cash and equivalents, beginning of period	61,264	59,996	83,342

Cash and equivalents, end of period	$77,267	$61,264	$59,996

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Summary of Significant Accounting Policies

CONSOLIDATION

The Consolidated Financial Statements include the accounts of Chiquita Brands International, Inc. (“CBII”), controlled majority-owned subsidiaries and any entities that are not majority-owned but require consolidation in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46(R), “Consolidation of Variable Interest Entities (revised December 2003)—an interpretation of ARB No. 51,” (collectively, “Chiquita” or the company). Intercompany balances and transactions have been eliminated. Prior periods have been restated for discontinued operations as discussed in Note 3.

USE OF ESTIMATES

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Significant estimates are inherent in the preparation of the accompanying financial statements. Significant estimates are made in determining allowance for doubtful accounts, reviews of carrying values of long-lived assets, business combinations, goodwill and intangible asset valuations, pension and severance plans, income taxes, contingencies, and fair value assessments. Actual results could differ from these estimates.

CASH AND EQUIVALENTS

Cash and equivalents include cash and highly liquid investments with a maturity of three months or less at the time of purchase. At December 31, 2008, the company had €11 million ($15 million) of cash equivalents in a compensating balance arrangement as it relates to an uncommitted credit line for bank guarantees used primarily for import licenses and duties in European Union countries.

TRADE RECEIVABLES

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

OTHER RECEIVABLES

Other receivables less allowances reflect the net realizable value of the receivables, and approximate fair value. The largest component of other receivables is seasonal advances to growers for other produce, which are interest-bearing and short-term in nature. As of December 31, 2008 and 2007, the balance of the seasonal advances to growers for other produce was approximately $73 million and $38 million, respectively. These advances are repaid to the company as the other produce is harvested and sold. The company requires property liens and pledges of the season’s produce as collateral to support the advances. An allowance against the seasonal advances is established based on the company’s knowledge of customers’ financial condition, historical loss experience and account payment status compared to invoice payment terms. An allowance is recorded and charged to expense when an account is deemed to be uncollectible. Recoveries of other receivables previously reserved in the allowance are credited to income.

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

INVESTMENTS

Investments representing non-controlling interests are accounted for by the equity method when Chiquita has the ability to exercise significant influence over the investees’ operations. Investments that the company does not have the ability to significantly influence are valued at cost. Publicly traded investments that the company does not have the ability to significantly influence are accounted for as available-for-sale securities at fair value. Unrealized holding gains or losses on available-for-sale securities are excluded from operating results and are recognized in shareholders’ equity (accumulated other comprehensive income) until realized. The company assesses declines in the fair value of individual investments to determine whether such declines are other-than-temporary and the investments are impaired.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost, and except for land, are depreciated on a straight-line basis over their estimated remaining useful lives. The company generally uses 30 years for cultivations, 10 to 40 years for buildings and improvements, and 3 to 20 years for machinery and equipment. The company had used 25 years for its ships, which were sold in June 2007. Cultivations represent the costs to plant and care for banana plants until such time that the root system can support commercial quantities of fruit, as well as the costs to build levees, drainage canals and other farm infrastructure to support the banana plants. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts. The difference between the net book value of the asset and the proceeds from disposition is recognized as a gain or loss. Routine maintenance and repairs are charged to expense as incurred, while costs of betterments and renewals are capitalized. The company reviews the carrying value of its property, plant and equipment when impairment indicators are noted. The goodwill impairment charge recorded in 2008 (see below) was an impairment indicator for the property, plant and equipment at Fresh Express; however, testing resulted in no impairment of these assets. Also in 2008, the company recognized a $3 million impairment related to the closure of a ripening facility in the United Kingdom. In 2007, the company completed a review of the carrying values of its Greencastle, Pennsylvania, Carrolton, Georgia and Bradenton, Florida facilities and other assets in connection with its restructuring plan, which resulted in approximately $12 million of asset impairment charges in the fourth quarter of 2007.

GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets with an indefinite life, such as the company’s trademarks, are reviewed at least annually for impairment. The goodwill impairment review is highly judgmental and involves the use of significant estimates and assumptions, which have a significant impact on whether there is potential impairment and the amount of any impairment charge recorded. During the second half of 2008 and particularly in the fourth quarter, the salad business was impacted by slower category growth and higher product supply costs. The lower operating performance of the salad business in 2008, along with slower growth expectations, recent negative category volume trends and a decline in market values resulting from weakness in the general economy as well as the financial markets, led to a $375 million ($374 million after-tax) goodwill impairment charge in the fourth quarter of 2008.

The company reviews goodwill for impairment annually each fourth quarter or more frequently as circumstances indicate the possibility of impairment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” This impairment indicator coincided with the company’s annual impairment testing in the fourth quarter.

The first step of the impairment review compares the fair value of the reporting unit to the carrying value. Consistent with prior impairment reviews, the company estimated the fair value of the reporting unit using a combination of a market approach based on multiples from recent comparable transactions and an income approach based on expected future cash flows discounted at 9.5%. The market approach and the income approach were weighted equally based on judgment of the comparability of the recent transactions and the risks inherent in estimating future cash flows in a difficult economic environment. Management considered recent economic trends in estimating the expected future cash flows of the reporting unit used in the income approach. Because the first step indicated potential impairment, the company calculated the implied value of goodwill by subtracting the fair value of the reporting unit’s assets and liabilities, including intangible assets, from the previously estimated fair value of the reporting unit. Impairment was measured as the difference between the implied value of goodwill and the carrying value.

The company tests the carrying amounts of its trademarks for impairment by calculating the fair value using a “relief-from-royalty” method. The relief-from-royalty method estimates the royalty expense that could be avoided in the operating business as a result of owning the respective trademark. The royalty savings are measured, tax-effected and, thereafter, converted to a present value with a discount rate that considers the risk associated with owning the trademarks. Reviews at September 30, 2008 and 2007 of the Chiquita and Fresh Express trademarks did not indicate impairment.

The company’s intangible assets with a definite life consist of customer relationships and patented technology related to Fresh Express. These assets are subject to the amortization provisions of SFAS No. 142 and are amortized on a straight-line basis (which approximates the attrition method) over their estimated remaining lives. The weighted average remaining lives of the Fresh Express customer relationships and patented technology are 15 years and 12 years, respectively. The company evaluates intangible assets with a definite life when impairment indicators are noted. No impairment charges were recorded in 2008, 2007 or 2006.

REVENUE RECOGNITION

The company records revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectibility is reasonably assured. For the company, this generally occurs when the product is delivered to, and title to the product passes to, the customer.

SALES INCENTIVES

The company, primarily in its Salads and Healthy Snacks segment, offers sales incentives and promotions to its customers and to consumers. These incentives primarily consist of volume-related rebates, exclusivity and placement fees (fees paid to retailers for product display), consumer coupons and promotional discounts. The company follows the requirements of Emerging Issues Task Force (“EITF”) No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor’s Products).” Consideration given to customers and consumers related to sales incentives is recorded as a reduction of sales. Changes in the estimated amount of incentives to be paid are treated as changes in estimates and are recognized in the period of change.

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

STOCK-BASED COMPENSATION

On January 1, 2006, the company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”), which is a revision of SFAS No. 123, using the modified-prospective-transition method. Under that transition method, compensation cost recognized in 2006 included (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” and (b) compensation cost for all share-based payments granted on or after January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). With the adoption of SFAS No. 123(R), stock-based awards granted on or after January 1, 2006 are being recognized as stock-based compensation expense over the period from the grant date to the date the employee is no longer required to provide service to earn the award, which could be immediately in the case of retirement-eligible employees.

Since 2004, the company’s share-based awards have primarily consisted of restricted stock units. These awards generally vest over 4 years. Prior to vesting, shares are not issued and grantees are not eligible to vote or receive dividends on the restricted stock units. The fair value of the awards is determined at the grant date and expensed over the period from the grant date to the date the employee is no longer required to provide service to earn the award, which could be immediately in the case of retirement-eligible employees.

CONTINGENT LIABILITIES

On a quarterly basis, the company reviews the status of each claim and legal proceeding and assesses the potential financial exposure. This is coordinated with information obtained from external and internal counsel. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the company accrues a liability for the estimated loss, in accordance with SFAS No. 5, “Accounting for Contingencies.” To the extent the amount of a probable loss is estimable only by reference to a range of equally likely outcomes, and no amount within the range appears to be a better estimate than any other amount, the company accrues the low end of the range. Management draws judgments related to accruals based on the best information available to it at the time, which may be based on estimates and assumptions, including those that depend on external factors beyond the company’s control. As additional information becomes available, the company reassesses the potential liabilities related to pending claims and litigation, and may revise estimates.

INCOME TAXES

The company is subject to income taxes in both the United States and numerous foreign jurisdictions. Income tax expense (benefit) is provided for using the asset and liability method. Deferred income taxes are recognized at currently enacted tax rates for the expected future tax consequences attributable to temporary differences between amounts reported for income tax purposes and financial reporting purposes. Deferred taxes are not provided for the undistributed earnings of subsidiaries operating outside the U.S. that have been permanently reinvested. The company records an appropriate valuation allowance to reduce deferred tax assets to the amount that is “more likely than not” to be realized. The company establishes reserves for tax-related uncertainties based on the estimates of whether, and the extent to which, additional taxes and interest will be due. Provisions for and changes to these reserves, as well as the related net interest and penalties, are included in “Income tax expense (benefit)” in the Consolidated Statements of Income. See “New Accounting Pronouncements” below for a description of the company’s adoption of FASB Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes.”

Significant judgment is required in evaluating tax positions and determining the company’s provision for income taxes. The company regularly reviews its tax positions, and the reserves are adjusted in light of changing facts and circumstances, such as the resolution of outstanding tax audits or contingencies in various jurisdictions and expiration of statute of limitations.

EARNINGS PER SHARE

Basic earnings per share is calculated on the basis of the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated on the basis of the sum of the weighted average number of common shares outstanding during the year and the dilutive effect of the assumed conversion to common stock from conversion of the 4.25% convertible senior notes and exercise or vesting of options, warrants and other stock awards using the treasury stock method. The assumed conversion to common stock of securities that would, on an individual basis, have an anti-dilutive effect on diluted earnings per share is not included in the diluted earnings per share computation.

CURRENCY TRANSLATION ADJUSTMENT

Chiquita primarily utilizes the U.S. dollar as its functional currency, however, prior to the sale of Atlanta AG (see Note 3), the euro was the functional currency for Atlanta AG. The company’s operations in the Ivory Coast, which were sold in January 2009, also utilized the euro as the functional currency. Certain smaller subsidiaries also have functional currencies other than the U.S. dollar.

HEDGING

The company is exposed to currency exchange risk, most significantly from the value of the euro and its effect on the amount of net euro cash flow from the conversion of euro-denominated sales into U.S. dollars. The company is also exposed to price risk on purchases of fuel, especially the price of bunker fuel used in its ocean shipping operations. The company reduces these risks by purchasing derivatives, such as options, collars and forward contracts. When purchasing derivatives, the company identifies a “forecasted hedged transaction,” which is a specific future transaction (e.g. the purchase of fuel or exchange of currency in a specified future period) and designates the risk associated with the forecasted hedged transaction that the derivative will mitigate. The fair value of all derivatives is recognized in the Consolidated Balance Sheets, and gains and losses result from changes in fair value of the derivatives. These gains and losses are recognized in net income in the current period if a derivative does not qualify for, or is not designated for, hedge accounting.

Most of the company’s derivatives qualify for hedge accounting as cash flow hedges under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The company formally documents all relationships between derivatives and the forecasted hedged transactions, including the company’s risk management objective and strategy for undertaking various hedge transactions. To the extent that a derivative is effective in offsetting the designated risk exposure of the forecasted hedged transaction, gains and losses are deferred in accumulated other comprehensive income (“OCI”) in the Consolidated

Balance Sheets until the respective forecasted hedged transaction occurs, at which point, any gain or loss is recognized in net income. Gains or losses on effective hedges that have been terminated prior to maturity are also deferred in accumulated OCI until the forecasted hedged transactions occur. For the ineffective portion of the hedge, gains or losses are reflected in net income in the current period. Ineffectiveness is caused by an imperfect correlation of the change in fair value of the derivative and the risk that is hedged.

The earnings impact of the derivatives is recorded in net sales for currency hedges, and in cost of sales for fuel hedges. The company does not hold or issue derivative financial instruments for speculative purposes. See Note 10 for additional description of the company’s hedging activities.

FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the company partially adopted SFAS No. 157, “Fair Value Measurements,” which provides a framework for measuring fair value. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 addresses the valuation techniques used to measure fair value, including the market approach, income approach and cost approach. The market approach uses prices or relevant information generated by market transactions involving identical or comparable assets or liabilities. The income approach involves converting future cash flows to a single present value. The measurement is valued based on current market expectations about those future cash flows. The cost approach is based on the amount that currently would be required to replace the service capacity of the asset. SFAS No. 157 prioritizes the inputs to valuation techniques used to measure fair value and gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The company measures the fair value of financial instruments, such as derivatives and a cost investment in accordance with of SFAS No. 157. In February 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-2, “Effective Date of FASB Statement No. 157,” which delayed the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008. Accordingly, the company deferred adoption of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities. Fair value measurements where the provisions of SFAS No. 157 have not been applied include fair value assessments used in annual impairment tests of goodwill and trademarks, in other impairment tests of nonfinancial assets and in the valuation of assets held for sale. The partial adoption of SFAS No. 157 did not have a material impact on the company’s fair value measurements. See further information in Note 11.

PENSION AND TROPICAL SEVERANCE PLANS

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R).” SFAS No. 158 requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its balance sheet, recognize through comprehensive income changes in that funded status in the year in which the changes occur, and measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year. On December 31, 2006, the company adopted the provisions of SFAS No. 158. Significant assumptions used in the actuarial calculation of the liabilities and expense related to the company’s defined benefit and foreign pension and severance plans include the discount rate, long-term rate of compensation increase, and the long-term rate of return on plan assets. In 2008, the company refined its method of determining the appropriate discount rate for domestic pension plans to a yield curve from the previously-used rate on high quality, fixed income investments in the U.S., such as Moody’s Aa rated corporate bonds. The company determined that the yield curve was a preferable method of determining the discount rate because it uses the plans’ expected payouts combined with a larger population of high quality, fixed income investments in the U.S. that are appropriate for the expected timing of the plans’ payments. For foreign plans, the company uses a discount rate based on the 10-year U.S. Treasury rate adjusted to reflect higher inflation.

NEW ACCOUNTING PRONOUNCEMENTS

In May 2008, the FASB issued FSP No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (including partial cash settlement),” which will change the accounting treatment for convertible debt instruments that may be settled wholly or partly with cash, such as the company’s $200 million aggregate principle amount of 4.25% Convertible Notes due 2016 issued in February 2008. This FSP requires convertible debt to be accounted for as two elements: (i) a debt liability recorded at the fair value upon issuance of a similar straight-debt instrument without the conversion feature; and (ii) capital surplus (equity), recorded at the fair value of the conversion feature upon issuance. The debt is then to be accreted to its face value through interest expense. This FSP is effective retroactively for fiscal years beginning after December 15, 2008 and will be applied to both new and previously issued convertible debt instruments. The impact on the company from the retroactive adoption of FSP No. APB 14-1, using an estimated market rate of interest at the issuance date of 12.50%, will be to reduce “Long-term debt of parent company” and increase “Capital surplus” by approximately $85 million as of February 2008, to increase interest expense and debt thereafter in 2008 by approximately $5 million, and to increase interest expense and the accretion of the debt balance in future years, in increasing amounts, until the maturity of the Convertible Notes in 2016. The deferred income tax impact from adopting FSP No. ABP 14-1 is expected to be less than $1 million. In June 2008, the Emerging Issues Task Force issued EITF No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock.” This EITF provides additional guidance when determining whether an option or warrant on an entity’s own shares are eligible for the equity classification provided for in EITF No. 00-19. EITF No. 07-5 is effective for fiscal years beginning after December 15, 2008. See further description of the Convertible Notes in Note 9.

In December 2008, the FASB issued FSP No. FAS 132(R)-1, “Employers’ Disclosure about Postretirement Benefit Plan Assets.” FSP No. FAS 132(R)-1 expands disclosure about plan assets of a defined benefit pension or other postretirement plan. FSP No. FAS 132(R)-1 is effective for fiscal years ending after December 15, 2009. The company is currently assessing the impact of FSP No. FAS 132(R)-1 on its financial statements.

In November 2008, the Emerging Issues Task Force issued EITF No. 08-6, “Equity Method Investment Accounting Considerations,” which clarifies accounting for certain transactions and impairment considerations involving equity-method investments. EITF No. 08-6 is effective for fiscal years beginning on or after December 15, 2008. The company is currently assessing the impact of EITF No. 08-6 on its financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. SFAS No. 162 became effective in November 2008. The adoption of SFAS No. 162 was not material to the company’s consolidated financial statements.

In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets.” This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets.” This FSP is effective for fiscal years beginning after December 15, 2008. As this guidance applies only to assets we may acquire in the future, we are not able to predict its impact, if any, on our Consolidated Financial Statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133.” SFAS No. 161 amends and expands the disclosure requirements for derivative instruments and hedging activities and is effective for fiscal years beginning after November 15, 2008. For the company, SFAS No. 161 became effective January 1, 2009 and will result in additional disclosures in the notes to the company’s future Consolidated Financial Statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51.” SFAS No. 160 requires: (a) noncontrolling interests in subsidiaries to be separately presented within equity; (b) consolidated net income to be adjusted to include the net income attributable to a noncontrolling interest; (c) consolidated comprehensive income to be adjusted to include the comprehensive income attributed to a noncontrolling interest; (d) additional disclosures; and (e) a noncontrolling interest to continue to be attributed its share of losses even if that attribution results in a deficit noncontrolling interest balance. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The company is currently assessing the impact of SFAS No. 160 on its financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141(R)”). SFAS No. 141(R) expands the existing guidance related to transactions in obtaining control of a business and the related recognition and measurement of assets, liabilities, contingencies, goodwill and intangible assets. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008. The impact of SFAS No. 141(R) on the company’s Consolidated Financial Statements will depend on the number and size of acquisition transactions, if any, engaged in by the company.

In February 2007, the FASB issued SFAS No. 159, “Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 allows for voluntary measurement of many financial assets and financial liabilities at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The company did not elect to apply the provisions of SFAS No. 159.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value under U.S. GAAP, and expands disclosures about fair value measurements. SFAS No. 157 did not have a material impact on the company’s fair value measurements. The company will defer application of SFAS No. 157 to nonfinancial assets and nonfinancial liabilities in accordance with FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157,” which delayed the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008. In October 2008, the FASB issued FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active,” which clarifies the application of SFAS No. 157 in determining the fair value of assets and liabilities for which there is no active market or the principal market for such asset or liability is not active. FSP No. FAS 157-3 was effective upon issuance and did not have a material impact on the company’s fair value measurements, though its provisions were considered in measuring the fair value of “Level 3” financial instruments as disclosed in Note 11. The company is still assessing the impact of each of these fair value standards as they may relate to measurements of nonfinancial assets and nonfinancial liabilities. See further information in “Fair Value Measurements” above and in Note 11.

In September 2006, the FASB issued FSP No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities.” This FSP eliminated the accrue-in-advance method of accounting for planned major maintenance activities, which the company had used to account for major maintenance, scheduled at five-year intervals, of its twelve previously-owned ships. Under this new standard, the company was required to defer expenses incurred for major maintenance activities and amortize them over the five-year maintenance interval. The company adopted this FSP on January 1, 2007, prior to the June 2007 sale of its twelve ships (see Note 3). Because this FSP was required to be applied retrospectively, adoption resulted in (i) a $4.5 million increase to beginning retained earnings as of January 1, 2003 for the cumulative effect of the change in accounting principle, and (ii) adjustments to the financial statements for each subsequent period to reflect the period-specific effects of applying the new accounting principle until the ships were sold. These prior period adjustments were not material to the company’s Consolidated Statements of Income.

In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109.” In the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109 and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of a tax position in accordance with this Interpretation is a two-step process. The first step is a recognition process to determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step is a measurement process whereby a tax position that meets the more-likely-than-not recognition threshold is assessed to determine the cost or benefit to be recognized in the financial statements. The company adopted FIN 48 on January 1, 2007. The company was required to record any FIN 48 adjustments as of January 1, 2007, the adoption date, to beginning retained earnings rather than the Consolidated Statements of Income. As a result, the company recorded a cumulative effect adjustment of $21 million as a charge to retained earnings on January 1, 2007. The transition adjustment reflected the maximum statutory amounts of the tax positions, including interest and penalties, without regard to the potential for settlement. Interest and penalties are included in “Income taxes” in the Consolidated Statements of Income.

Note 2 — Earnings Per Share

Basic and diluted earnings per common share (“EPS”) are calculated as follows:

(In thousands, except per share amounts)	2008	2007	2006
Loss from continuing operations	$(325,189)	$(45,690)	$(56,128)
Deemed dividend to minority shareholder in a subsidiary (1)	—	(2,653)	—

Loss from continuing operations available to common shareholders	(325,189)	(48,343)	(56,128)
Income (loss) from discontinued operations	1,464	(3,351)	(39,392)

Net loss	$(323,725)	$(51,694)	$(95,520)

Weighted average common shares outstanding (used to calculate basic EPS)	43,745	42,493	42,084
Stock options, warrants and other stock awards	—	—	—

Weighted average common shares outstanding (used to calculate diluted EPS)	43,745	42,493	42,084

Net loss per common share — basic:
Continuing operations	$(7.43)	$(1.14)	$(1.33)
Discontinued operations	0.03	(0.08)	(0.94)

	$(7.40)	$(1.22)	$(2.27)

Net loss per common share — diluted:
Continuing operations	$(7.43)	$(1.14)	$(1.33)
Discontinued operations	0.03	(0.08)	(0.94)

	$(7.40)	$(1.22)	$(2.27)

(1)

Earnings available to common shareholders used to calculate earnings per share for the year ended December 31, 2007 are reduced by a deemed dividend to a minority shareholder in a subsidiary, resulting in an additional $0.06 net loss per common share.

The assumed conversions to common stock of the company’s outstanding warrants, stock options, other stock awards and 4.25% Convertible Senior Notes due 2016 (“Convertible Notes”) are excluded from the diluted EPS computations for periods in which these items, on an individual basis, have an anti-dilutive effect on diluted EPS. In 2008, the effect of the conversion of the Convertible Notes would have been anti-dilutive because the average trading price of the common stock was below the initial conversion price of $22.45 per share. For 2008, 2007 and 2006, the shares used to calculate diluted EPS would have been 44.8 million, 43.4 million and 42.7 million, respectively, if the company had generated net income during each year.

Note 3 — Acquisitions and Divestitures

SALE OF ATLANTA AG

In August 2008, the company sold 100% of the outstanding stock of its subsidiary, Atlanta AG (“Atlanta”), and certain related real property assets to UNIVEG Fruit & Vegetable for aggregate consideration of (i) €65 million in cash ($97 million), including working capital and net debt adjustments, and (ii) contingent consideration to be determined based on future performance criteria. Of the total consideration, €6 million ($8 million) is being held in escrow for up to 18 months to secure any potential obligations of the company under the agreement; this amount is included in “Investments and other assets, net” on the Consolidated Balance Sheet. The company recognized a net gain on the sale of Atlanta of less than $1 million, which is included in “Income (loss) from discontinued operations” in the Consolidated Statements of Income and a $2 million income tax benefit to continuing operations from the reversal of certain valuation allowances. The net cash proceeds from the transaction were primarily used to reduce debt as described in Note 9.

Concurrently, the parties entered into a long-term agreement under which Atlanta continues to serve as the company’s preferred supplier of banana ripening and distribution services in Germany, Austria and Denmark. In connection with this agreement and as part of the calculation of the net gain on the sale, the company recognized a $9 million deferred credit, which is being amortized to reduce cost of sales over the initial 5-year term of the ripening and distribution services agreement. Through the date of the sale, sales of Chiquita bananas and other produce into these markets through the Atlanta distribution system totaled $93 million, $151 million and $114 million for 2008, 2007 and 2006, respectively. The continuing cash flows are not considered to be significant in relation to the overall activities of Atlanta and, therefore, Atlanta is presented as discontinued operations in the Consolidated Financial Statements. For comparative purposes, prior periods have been restated.

Cash flows from discontinued operations include an increase in intercompany balances due to continuing operations of $2 million in 2008, compared to a decrease of $8 million in 2007 and an increase of $3 million in 2006. Prior to the sale, approximately three-fourths of the assets of discontinued operations were included in the Other Produce segment, with the remainder included in the Banana segment.

Summarized operating results of discontinued operations are as follows (operating results for 2008 are reported through the date of the sale of Atlanta):

(In thousands)	2008	2007	2006
Net sales	$914,747	$1,198,082	$1,233,290
Operating income (loss)	1,416	(494)	(43,271)
Income (loss) of discontinued operations before income taxes	2,664	(551)	(43,592)
Income tax benefit (expense)	(1,200)	(2,800)	4,200

Income (loss) from discontinued operations	$1,464	$(3,351)	$(39,392)

Net sales from discontinued operations by segment:
Bananas	$162,099	$178,666	$225,082
Other Produce	752,648	1,019,416	1,008,208
Operating income (loss) from discontinued operations by segment:
Bananas	$550	$2,862	$(17,761)
Other Produce	1,995	(4,365)	(26,812)
Corporate	(1,129)	1,009	1,302

Summarized balance sheet data of discontinued operations is as follows:

(In thousands)	December 31, 2007
Trade receivables, net	$158,201
Other current assets	32,809

Total current assets	191,010
Property, plant and equipment, net	91,245
Other assets	11,108

Total assets	293,363
Debt due within one year	9,489
Accounts payable and accrued liabilities	143,147

Total current liabilities	152,636
Debt, net of current portion	1,042
Other liabilities	9,995

Total liabilities	163,673
Accumulated other comprehensive income	49,180

Net assets	$80,510

ACQUISITION OF VERDELLI FARMS

In October 2007, Fresh Express acquired all of the outstanding capital stock of Verdelli Farms, Inc., a regional processor of value-added salads, vegetables and fruit snacks in the northeastern United States. The company believes the acquisition has benefited Fresh Express by expanding its presence in the northeast United States through its customer relationships, manufacturing capabilities and distribution logistics in this region. Beginning October 16, 2007, the company’s Consolidated Statements of Income include operations from Verdelli Farms which were not significant. The allocation of the purchase price for the Verdelli Farms acquisition was not significant to any account on the Consolidated Balance Sheets.

SALE-LEASEBACK OF SHIPPING FLEET

In June 2007, the company completed the sale of its twelve refrigerated cargo ships and related spare parts for $227 million. The ships are being chartered back from an alliance formed by Eastwind Maritime Inc. and NYKLauritzenCool AB. The parties also entered a long-term strategic agreement in which the alliance serves as Chiquita’s preferred supplier in ocean shipping to and from Europe and North America.

As part of the transaction, Chiquita leased back eleven of the ships through 2014, with options for up to an additional five years, and one ship through 2010, with an option for up to an additional two years. The leases for all twelve ships qualify as operating leases. The agreements also provide for the alliance to service the remainder of Chiquita’s core ocean shipping needs for North America and Europe, including, among other things, providing seven additional refrigerated cargo ships under multi-year time charters, which commenced in December 2007 and January 2008.

The ships sold consisted of eight specialized refrigerated ships and four refrigerated container ships, which collectively transported approximately 70% of Chiquita’s banana volume shipped to core markets in Europe and North America. The company realized a gain on the sale of the ships of approximately $102 million, which has been deferred and is being amortized to “Cost of sales” in the Consolidated Statements of Income over the initial leaseback periods at a rate of approximately $15 million per year. The company recognized approximately $15 million and $8 million of this gain in the years ended December 31, 2008 and 2007, respectively, as a reduction of cost of sales. In addition, the company also recognized $4 million of expenses in the second quarter of 2007 for severance and write-off of deferred financing costs associated with the repayment of debt described below, and a $2 million gain on the sale of the related spare parts.

The cash proceeds from the transaction were used to repay approximately $210 million of debt, including immediate repayment of $90 million of debt associated with the ships, and $120 million of debt under the prior CBL Facility (defined in Note 9). The company reinvested the remaining $12 million of net proceeds, which the company would have otherwise been obligated to use to repay amounts outstanding under the CBL Facility, into qualifying investments.

EXIT OF CHIQUITA CHILE

In the fourth quarter of 2007, the company sold three packing plants and other assets in Chile for approximately $10 million of cash proceeds, resulting in a $3 million net gain. In conjunction with the company’s 2007 exit activities in Chile, the company recorded approximately $7 million of inventory write-downs, severance and other costs and approximately $6 million of charges related to the exit of certain unprofitable farm leases. These costs were included in “Cost of sales” in the Consolidated Statement of Income. The company sold its remaining assets in Chile during the first quarter of 2008 for approximately $3 million of cash proceeds, resulting in a $1 million net gain. The company continues to source produce from independent growers in Chile.

SALE OF CHIQUITA BRANDS SOUTH PACIFIC

In December 2006, the company sold its 10% ownership in Chiquita Brands South Pacific, an Australian fresh produce distributor. The company received approximately $9 million in cash and realized a $6 million gain on the sale of the shares, which was included in “Other income, net” in the Consolidated Statements of Income.

Note 4 — Relocation and Restructuring

EUROPEAN HEADQUARTERS RELOCATION

During the fourth quarter of 2008, the company committed to the relocation of its European headquarters from Belgium to Switzerland, which the company believes will optimize its long-term tax structure. The relocation had been under review with Belgian employees since April 2008, including negotiation of a social plan in accordance with Belgian labor practices. The social plan was approved during the fourth quarter and defines the severance benefits for employees who were not eligible for relocation or elected not to relocate. Under the social plan, affected employees are required to continue providing service until specified termination dates in order to be eligible for one-time termination benefits. The relocation affects approximately 100 employees and is expected to conclude in 2009. The relocation does not affect employees in sales offices, ports and other field offices throughout Europe.

In connection with the relocation, the company expects to incur aggregate costs of $19-23 million, including approximately $11-13 million of one-time termination benefits and approximately $8-10 million of relocation, recruiting and other costs. Expense for one-time termination benefits is accrued over each individual’s required service period. Relocation and recruiting expenses will be expensed as incurred. The company recorded an accrual for the relocation as of December 31, 2008, primarily related to one-time termination benefits and lease terminations in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” A reconciliation of the accrual included in “Accrued liabilities” is as follows:

(In thousands)	One-Time Termination Costs	Relocation, Recruiting and Other Costs	Total
December 31, 2007	$—	$—	$—
Amounts expensed	3,884	3,047	6,931
Amounts paid	—	(2,125)	(2,125)

December 31, 2008	$3,884	$922	$4,806

RESTRUCTURING

In October 2007, the company began implementing a restructuring plan designed to improve profitability by consolidating operations and simplifying its overhead structure to improve efficiency, stimulate innovation and enhance focus on customers and consumers. The restructuring plan included the elimination of approximately 170 management positions and more than 700 other full time positions. The restructuring plan was designed to optimize the distribution network by closing distribution facilities in

Greencastle, Pennsylvania; Carrollton, Georgia; and Bradenton, Florida. The restructuring plan also discontinued the company’s line of fresh-cut fruit bowls to focus on its line of healthy snacks via the conversion of facilities in Edgington, Illinois and Salinas, California. The restructuring plan was substantially complete at December 31, 2007. The company recorded charges of approximately $26 million in 2007 related to this restructuring, including $14 million related to severance costs and $12 million related to facility closures and conversions. These amounts represented substantially all of the restructuring-related costs, including all severance-related actions. The restructuring-related expense recorded in the first quarter of 2008 was less than $1 million and related to certain severance costs being recorded over the requisite service periods and final adjustments due to the sale of assets held for sale. At December 31, 2007, the company had an $11 million accrual for severance, included in “Accrued liabilities” in the Consolidated Balance Sheet which was paid in 2008.

Note 5 — Inventories

Inventories consist of the following:

	December 31,
(In thousands)	2008	2007
Bananas	$44,910	$38,749
Salads	4,264	8,103
Other fresh produce	2,632	1,743
Processed food products	20,705	16,402
Growing crops	83,554	86,429
Materials, supplies and other	58,133	54,957

	$214,198	$206,383

The carrying value of inventories valued by the LIFO method was approximately $88 million at December 31, 2008 and $87 million at December 31, 2007. At current costs, these inventories would have been approximately $40 million and $20 million higher than the LIFO values at December 31, 2008 and 2007, respectively.

Note 6 — Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,
(In thousands)	2008	2007
Land	$39,853	$39,982
Buildings and improvements	135,609	125,733
Machinery, equipment and other	327,562	292,327
Containers	15,863	17,991
Cultivations	55,641	60,500

	574,528	536,533
Accumulated depreciation	(242,083)	(192,655)

	$332,445	$343,878

Note 7 — Equity Method Investments

The company has investments in a number of affiliates which are accounted for using the equity method. These affiliates are primarily engaged in the distribution of fresh produce through a group of companies (collectively, the “Chiquita-Unifrutti JV”) that source bananas and pineapples in the Philippines and market and distribute these products in Japan and other parts of Asia and the Middle East. The Chiquita-Unifrutti JV is 50%-owned by Chiquita. The company’s share of the income (loss) from equity method investments was $10 million, less than $(1) million and $6 million in 2008, 2007 and 2006, respectively, and its investment in these affiliates totaled $53 million and $43 million at December 31, 2008 and 2007, respectively.

The company’s share of undistributed earnings from its equity method investments totaled $42 million and $32 million at December 31, 2008 and 2007, respectively. The company’s carrying value of equity method investments was approximately $22 million and $25 million less than the company’s proportionate share of the investees’ underlying net assets at December 31, 2008 and 2007, respectively. The amount associated with the property, plant and equipment of the underlying investees was not significant.

Summarized unaudited financial information for the Chiquita-Unifrutti JV and other equity method investments for the years ended December 31 is as follows:

(In thousands)	2008	2007	2006
Revenue	$719,040	$612,103	$614,186
Gross profit	71,228	49,774	63,209
Net income (loss)	20,939	(3,375)	11,242

	December 31,
(In thousands)	2008	2007
Current assets	$93,427	$85,308
Total assets	225,795	203,284
Current liabilities	56,416	56,284
Total liabilities	72,584	67,086

Revenue for 2007 and 2006 included in the summarized unaudited financial information presented above has been adjusted for intra-group sales that had not been previously eliminated. Because the adjustment affected sales and cost of sales of the equity method investees in the same amount, there was no impact to the amount reported as “Equity in earnings from investees” in either period or on any other line item or disclosure in the company’s consolidated financial statements.

Sales by Chiquita to equity method investees were approximately $30 million, $18 million and $16 million in 2008, 2007 and 2006, respectively. Purchases by the company from equity method investees were $14 million, $13 million and $15 million in 2008, 2007 and 2006, respectively.

Note 8 — Goodwill, Trademarks and Intangible Assets

GOODWILL

The company’s goodwill and intangible assets are primarily a result of the 2005 acquisition of Fresh Express. During the second half of 2008 and particularly in the fourth quarter, the salad business was impacted by slower category growth and higher product supply costs. The lower operating performance of the salad business in 2008, along with slower growth expectations, recent negative category volume trends and a decline in market values resulting from weakness in the general economy as well as the financial markets, led to a $375 million ($374 million after-tax) goodwill impairment charge in the fourth quarter of 2008. Goodwill is as follows:

(In thousands)
Goodwill at December 31, 2006	$541,007
Acquisition of businesses	6,630

Goodwill at December 31, 2007	547,637
Impairment charge	(375,295)
Resolution of income tax contingencies	(2,286)
Acquisition of businesses	5,328

Goodwill at December 31, 2008	$175,384

TRADEMARKS AND OTHER INTANGIBLE ASSETS

The company’s trademarks for Chiquita and Fresh Express are not amortizable (indefinite-lived). Other intangible assets are amortizable (definite-lived) intangible assets, such as customer relationships and patented technology. Trademarks and other intangible assets, net consist of the following at December 31, 2008 and 2007:

(In thousands)	2008	2007
Unamortized intangible assets:
Trademarks	$449,085	$449,085

Amortized intangible assets:
Customer relationships	$110,000	$110,000
Patented technology	59,500	59,500

	169,500	169,500
Accumulated amortization	(34,379)	(24,557)

Other intangible assets, net	$135,121	$144,943

Amortization expense of other intangible assets totaled $10 million in each of 2008, 2007 and 2006. The estimated amortization expense associated with other intangible assets is approximately $10 million in each of the next five years.

Note 9 — Debt

Debt consists of the following:

	December 31,
(In thousands)	2008	2007
Parent Company:
7 1/2% Senior Notes due 2014	$195,328	$250,000
8 7/8% Senior Notes due 2015	188,445	225,000
4.25% Convertible Senior Notes due 2016	200,000	—

Long-term debt of parent company	583,773	475,000
Subsidiaries:
Notes and loans payable	—	718
Loans secured by substantially all U.S. assets, due in installments from 2008 to 2014:
Credit Facility Term Loan	192,500	—
Term Loan C	—	325,725
Other loans	653	1,747
Less current maturities	(10,495)	(5,177)

Long-term debt of subsidiaries	182,658	323,013

Total long-term debt	$766,431	$798,013

Debt maturities are as follows:

(In thousands)
2009	$10,495
2010	17,640
2011	20,016
2012	20,002
2013	20,000
Later years	688,773

In September and October 2008, the company completed a program to repurchase its Senior Notes in the open market with $75 million of the net proceeds from the sale of Atlanta (see Note 3). At the conclusion of the program, the company had repurchased $55 million principal amount of 7 1/2% Senior Notes and $36 million principal amount of 8 7/8 % Senior Notes at a discount, resulting in an extinguishment gain of approximately $14 million, net of deferred financing fee write-offs and transaction costs. These repurchased Senior Notes are being held by Chiquita Brands L.L.C. (“CBL”), the main operating subsidiary of the company. Although these repurchased Senior Notes were not retired, the company does not intend to resell any of them.

Total cash payments for interest were $88 million, $82 million and $85 million in 2008, 2007 and 2006, respectively.

7 1/2% SENIOR NOTES

In September 2004, the company issued $250 million of 7 1/2% Senior Notes due 2014, for net proceeds of $246 million. The 7 1 /2% Senior Notes are callable on or after November 1, 2009, in whole or from time to time in part, at 103.75% of face value declining to face value in 2012. Before November 1,

2009, the company may redeem some or all of the 7 1/2% Senior Notes at a specified treasury make-whole rate. In 2008, the company repurchased $55 million principal amount of the 7 1/2% Senior Notes in the open market.

8 7/8% SENIOR NOTES

In June 2005, the company issued $225 million of 8 7/8% Senior Notes due 2015, for net proceeds of $219 million. The proceeds were used to finance a portion of the acquisition of Fresh Express. The 8 7/8% Senior Notes are callable on or after June 1, 2010, in whole or from time to time in part, at 104.438% of face value declining to face value in 2013. Before June 1, 2010, the company may redeem some or all of the 8 7/8% Senior Notes at a specified treasury make-whole rate. In addition, before June 1, 2008, the company may redeem up to 35% of the notes at a redemption price of 108.75% of their principal amount using proceeds from sales of certain kinds of company stock. No such redemption occurred. In 2008, the company repurchased $36 million of the 8 7/8% Senior Notes in the open market.

The indentures for the 7 1/2% and 8 7/8% Senior Notes contain covenants that limit the ability of the company and its subsidiaries to incur debt and issue preferred stock, dispose of assets, make investments, pay dividends or make distributions in respect of the company’s capital stock, create liens, merge or consolidate, issue or sell stock of subsidiaries, enter into transactions with certain stockholders or affiliates, and guarantee company debt. These covenants are generally less restrictive than the covenants under the Credit Facility or prior CBL Facility.

4.25% CONVERTIBLE SENIOR NOTES

In February 2008, the company issued $200 million of Convertible Notes. The Convertible Notes provided approximately $194 million in net proceeds, which were used to repay a portion of Term Loan C (discussed below). Interest on the Convertible Notes is payable semiannually in arrears at a rate of 4.25% per annum, beginning August 15, 2008. The Convertible Notes are unsecured, unsubordinated obligations of the parent company and rank equally with the 7 1/2% Senior Notes and the 8 7/8% Senior Notes.

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

Holders of the Convertible Notes may tender their notes for conversion between May 15 and August 14, 2016, in multiples of $1,000 in principal amount, without limitation. Prior to May 15, 2016, holders may tender their Convertible Notes for conversion under the following circumstances: (i) in any quarter, if the closing price of Chiquita common stock during 20 of the last 30 trading days of the prior quarter was above 130% of the conversion price ($29.18 per share based on the initial conversion price); (ii) if a specified corporate event occurs, such as a merger, recapitalization or issuance of certain rights or warrants; (iii) within 30 days of a “fundamental change,” which includes a change in control, merger, sale of all or substantially all of the company’s assets, dissolution or delisting; (iv) if during any 5-day trading period, the Convertible Notes are trading at less than 98% of the value of the shares into which the notes could otherwise be converted, as defined in the notes; or (v) if the company calls the Convertible Notes for redemption.

Upon conversion, the Convertible Notes may be settled in shares, in cash or any combination thereof, at the company’s option, unless the company makes an “irrevocable net share settlement election,” in which case any Convertible Notes tendered for conversion will be settled in a cash amount equal to the principal portion together with shares of the company’s common stock to the extent that the obligation exceeds such principal portion. Although the company initially reserved 11.8 million shares for issuance upon conversions of the Convertible Notes, the company’s current intent and policy is to settle any conversion of the Convertible Notes as if it had elected to make the net share settlement.

Subject to certain exceptions, if the company undergoes a “fundamental change,” as defined in the notes, each holder of Convertible Notes will have the option to require the company to repurchase all or a portion of such holder’s Convertible Notes. In the event of a fundamental change, the repurchase price will be 100% of the principal amount of the Convertible Notes to be purchased, plus accrued and unpaid interest, plus certain make-whole adjustments, if applicable. Any Convertible Notes repurchased by the company will be paid in cash.

Beginning February 19, 2014, the company may call the Convertible Notes for redemption if the common stock trades above 130% of the applicable conversion price ($29.18 based on the initial conversion price) for at least 20 of the 30 trading days preceding the redemption notice.

See Note 1 for a description of how the retroactive application of FASB Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (including partial cash settlement),” will affect accounting for the Convertible Notes for fiscal years beginning after December 15, 2008.

CREDIT FACILITY

In March 2008, the company and CBL entered into a new credit facility with a syndicate of bank lenders for a six-year, $350 million senior secured credit facility (“Credit Facility”) that replaced the remaining portions of the prior CBL Facility (discussed below). The new Credit Facility consists of a $200 million senior secured term loan (the “Term Loan”) and a $150 million senior secured revolving credit facility (the “Revolver”). The Revolver may be increased to $200 million under certain conditions. The new Credit Facility contains financial maintenance covenants that provide greater flexibility than those in the previous CBL Facility. The Credit Facility contains two financial maintenance covenants, an operating company leverage covenant of 3.50x and a fixed charge covenant of 1.15x, for the life of the facility, and no holding company or consolidated leverage covenant.

The Term Loan matures on March 31, 2014, and bears interest, at the company’s option, at a rate per annum equal to either (i) the “Base Rate” plus 2.75% to 3.50%; or (ii) LIBOR plus 3.75% to 4.50% (in each case, based on the company’s consolidated adjusted leverage ratio). The “Base Rate” is the higher of the lender’s prime rate and the Federal Funds Effective Rate plus 0.50%. For the first six months, the Term Loan bore interest at LIBOR plus 4.25%. Based upon the leverage ratio, it reset to LIBOR plus 3.75% on October 1, 2008. At December 31, 2008, the interest rate was 5.95%. The Term Loan requires quarterly payments, amounting to 5% per year of the initial principal amount for the first two years and 10% per year of the initial principal amount for years three to six, with the remaining balance to be paid upon maturity. Borrowings under the Term Loan were used to extinguish the prior CBL Facility, including both Term Loan C (defined below) and the $47 million balance of the prior revolving credit facility, and to pay related fees and expenses; the company retained approximately $14 million of net proceeds.

The Revolver matures on March 31, 2014, and bears interest, at the company’s option, at a rate per annum equal to either (i) the “Base Rate” plus 2.00% to 2.75%; or (ii) LIBOR plus 3.00% to 3.75% (in each case, based on the company’s consolidated adjusted leverage ratio). Based on the company’s September 30, 2008 leverage ratio, the borrowing rate during the first quarter of 2009 will be either the Base Rate plus 2.00% or LIBOR plus 3.00%. The company is required to pay a fee on the daily unused portion of the Revolver of 0.50% per annum. Borrowings under the Revolver may be used for working capital and other general corporate purposes, including permitted acquisitions. The Revolver contains a

$100 million sub-limit for letters of credit, subject to a $50 million sub-limit for non-U.S. currency letters of credit. At December 31, 2008, there were no borrowings under the Revolver, and approximately $21 million of credit availability was used to support issued letters of credit, leaving approximately $129 million of availability. In January 2009, the company borrowed $20 million under the Revolver for seasonal working capital needs.

The obligations under the Credit Facility are guaranteed by CBII, substantially all of CBL’s domestic subsidiaries and certain of its foreign subsidiaries. The obligations under the Credit Facility are secured by substantially all of the assets of CBL and its domestic subsidiaries, including trademarks, and pledges of 100% of the stock of substantially all of CBL’s domestic subsidiaries and at least 65% of the stock of certain of CBL’s foreign subsidiaries. CBII’s obligations under its guarantee are secured by a pledge of the stock of CBL.

The Credit Facility places customary limitations on the ability of CBL and its subsidiaries to incur additional debt, create liens, dispose of assets, carry out mergers and acquisitions and make investments and capital expenditures, as well as limitations on CBL’s ability to make loans, distributions or other transfers to CBII. However, payments to CBII are permitted: (i) whether or not any event of default exists or is continuing under the Credit Facility, for all routine operating expenses in connection with the CBII’s normal operations and to fund certain liabilities of CBII (including interest payments on the Senior Notes and Convertible Notes) and (ii) subject to no continuing event of default and compliance with the financial covenants, for other financial needs, including (A) payment of dividends and distributions to the company’s shareholders and (B) repurchases of the company’s common stock and warrants. The repurchases of Senior Notes in September and October 2008 did not affect the financial maintenance covenants of the Credit Facility because the repurchased Senior Notes are being held by CBL as a permitted investment under the terms of the Credit Facility. Although these repurchased Senior Notes were not retired, the company does not intend to resell any of them. Other than for normal overhead expenses and interest on the company’s Senior Notes and Convertible Notes, distributions to CBII were limited to approximately $80 million at December 31, 2008. The Credit Facility also requires that the net proceeds of significant asset sales (other than those related to Atlanta) be used within 180 days to prepay outstanding amounts, unless those proceeds are reinvested in the company’s business. At December 31, 2008, the company is in compliance with the financial covenants of the Credit Facility.

PRIOR CBL FACILITY

The Credit Facility replaced the remaining portions of a previous $650 million senior secured credit facility (the “CBL Facility”), which had been amended and restated in 2006. Upon the extinguishment of the CBL Facility, the remaining $9 million of related deferred financing fees were recognized through “Interest expense” in the Consolidated Statements of Income.

The CBL Facility included a five-year, $200 million revolving credit facility (the “Revolving Credit Facility”). At December 31, 2007, no borrowings were outstanding and $31 million of credit availability was used to support issued letters of credit under the Revolving Credit Facility. The company repaid $80 million of borrowings under the Revolving Credit Facility in the second quarter of 2007, mostly with proceeds from the sale of its ships (see Note 3). The company borrowed an additional $57 million under the Revolving Credit Facility in January and February 2008, which was repaid in March 2008, primarily with the proceeds from the new Term Loan.

The CBL Facility also included two seven-year term loans, one for $125 million (“Term Loan B”) and one for $375 million (“Term Loan C”), the proceeds of which had been used to finance a portion of the acquisition of Fresh Express. In 2005, the company made $100 million of principal prepayments on Term Loan B. In 2007, the company repaid the remaining $24 million of Term Loan B and $40 million of Term Loan C using proceeds from the sale of its ships (see Note 3). In February 2008, the company repaid $194 million of Term Loan C with the net proceeds of the Convertible Notes issuance, and in March 2008, the company repaid the remaining $132 million of Term Loan C with the proceeds from the Term Loan under the new Credit Facility. At December 31, 2007, the interest rate on Term Loan C was LIBOR plus 3.00%, or 7.875%.

OTHER DEBT

Other debt represents capital lease obligations and other short and long-term borrowings. Short term borrowings and borrowings under the Revolver, if any, are included in “Notes and loans payable” on the Consolidated Balance Sheets. Average interest rates for other debt were 9% and 5% at December 31, 2008 and 2007, respectively.

A subsidiary of the company has a €11 million uncommitted credit line for bank guarantees used primarily for import licenses and duties in European Union countries. At December 31, 2008, the company held €11 million ($15 million) of cash equivalents as a compensating minimum balance related to this uncommitted credit line for bank guarantees.

SHIP-RELATED DEBT

In June 2007, the company repaid the remaining $90 million of loans secured by its shipping assets with cash proceeds from the sale of the company’s ships. The majority of the $90 million was used to repay an $80 million seven-year secured revolving credit facility held by Great White Fleet Ltd.

Note 10 — Hedging

The company enters into contracts to hedge its risks associated with euro exchange rate movements, primarily to reduce the negative earnings and cash flow impact that any significant decline in the value of the euro would have on the conversion of euro-based revenue into U.S. dollars. The company reduces these exposures by purchasing derivatives, such as options, collars and forward contracts. Purchased put options, which require an upfront premium payment, can reduce the negative earnings impact on the company of a significant future decline in the value of the euro, without limiting the benefit received from a stronger euro. Collars include call options, the sale of which reduces the company’s net option premium expense but could limit the benefit received from a stronger euro. The company also enters into hedge contracts for bunker fuel for its shipping operations, which permit it to lock in fuel purchase prices for up to three years and thereby minimize the volatility that changes in fuel prices could have on its operating results. Although the company sold its twelve ships in June 2007, it is still responsible for purchasing fuel for these ships, which are being chartered back under long-term leases.

At December 31, 2008, the company’s hedge portfolio was comprised of the following:

Hedge Instrument	Notional Amount	Average Rate/Price	Settlement Year
CURRENCY HEDGES
Purchased Euro Put Options	€352 million	$1.39 /	€2009
Purchased Euro Put Options	€165 million	$1.39 /	€2010
FUEL HEDGES
3.5% Rotterdam Barge:
Fuel Oil Forward Contracts	189,000 mt	$347 /mt	2009
Fuel Oil Forward Contracts	186,000 mt	$474 /mt	2010
Fuel Oil Forward Contracts	144,000 mt	$455 /mt	2011
Singapore/New York Harbor:
Fuel Oil Forward Contracts	44,000 mt	$379 /mt	2009
Fuel Oil Forward Contracts	48,000 mt	$506 /mt	2010
Fuel Oil Forward Contracts	38,000 mt	$476 /mt	2011

Foreign currency hedging costs charged to the Consolidated Statements of Income were $9 million, $19 million and $17 million in 2008, 2007 and 2006, respectively. These costs reduce any favorable impact of the exchange rate on U.S. dollar realizations of euro-denominated sales. At December 31, 2008, unrealized gains of $26 million on the company’s currency hedges were included in “Accumulated other comprehensive income of continuing operations,” $16 million of which is expected to be reclassified to net income during the next 12 months. Unrealized losses of $77 million on the fuel forward contracts were also included in “Accumulated other comprehensive income of continuing operations” at December 31, 2008, $24 million of which is expected to be reclassified to net income during the next 12 months. Excluding the effect of the company’s foreign currency option contracts, the net foreign exchange losses were $2 million in 2008 compared to net foreign exchange gains of $6 million and $3 million in 2007 and 2006, respectively.

In October and November 2007, the company re-optimized its currency hedge portfolio for 2008. The company invested a net $4 million to replace approximately €340 million of euro put options expiring in 2008 with an average strike rate of $1.28 per euro, with collars comprised of put options at an average strike rate of $1.41 per euro and call options at an average strike rate of $1.56 per euro. In April 2007, the company re-optimized its currency hedge portfolio for May through December 2007. The company invested a net $2 million to replace approximately €145 million of euro put options expiring between May and September 2007 with an average strike rate of $1.28 per euro, with put options at an average strike rate of $1.34 per euro. In addition, the company replaced approximately €65 million of euro put options expiring between October and December 2007 with an average strike rate of $1.27 per euro, with collars comprised of put options at an average strike rate of $1.34 per euro and call options at an average strike rate of $1.48 per euro. Gains or losses on the new instruments, as well as the losses incurred on the original set of options, were deferred in “Accumulated other comprehensive income of continuing operations” until the original forecasted hedged transactions occurred.

At December 31, 2008, the fair value of the foreign currency option and fuel oil forward contracts was a net liability of $32 million, of which $2 million is included in “Other current assets” and $34 million in “Other liabilities” in the Consolidated Balance Sheet. At December 31, 2007, the fair value of the foreign currency option and fuel oil forward contracts was a net asset of $57 million, of which $27 million is included in “Other current assets” and $30 million in “Investments and other assets, net” in the

Consolidated Balance Sheet. The amount included in net income (loss) for the change in fair value of the fuel oil forward contracts relating to hedge ineffectiveness was a gain of $1 million and $2 million in 2008 and 2007, respectively, and was not material in 2006.

Activity related to the company’s derivative assets and liabilities is as follows:

(In thousands)	Foreign Currency Option Contracts	Bunker Fuel Forward Contracts
Balance at December 31, 2007	$6,986	$49,877
Realized gains (losses) included in earnings, net	(9,179)	20,900
Purchases[1]	16,850	—
Changes in fair value	32,582	(149,779)

Balance at December 31, 2008	$47,239	$(79,002)

[1]	The fair value for bunker fuel forward contracts is zero at inception; no cash is paid/received until settlement.

Note 11 — Fair Value Measurements

The company adopted SFAS No. 157, “Fair Value Measurements,” on January 1, 2008. SFAS No. 157 establishes a singular definition of fair value and a framework for measuring fair value under U.S. GAAP, and expands disclosures about fair value measurements, but does not require any additional fair value measurements. SFAS No. 157 clarified that fair value is the price to hypothetically sell an asset or transfer a liability in an orderly manner in the principal market for that asset or liability. The SFAS No. 157 framework for measuring fair value uses a three-level hierarchy that prioritizes the use of observable inputs. The hierarchy level of a fair value measurement is determined entirely by the lowest level input that is significant to the measurement. The three levels are:

Level 1 – observable prices in active markets for identical assets and liabilities;

Level 2 – observable inputs other than quoted market prices in active markets for identical assets and liabilities, which include quoted prices for similar assets or liabilities in an active market and market-corroborated inputs; and

Level 3 – unobservable inputs.

At December 31, 2008, the company carried the following financial assets and liabilities at fair value:

		Fair Value Measurements Using
(In thousands)	Carrying Value and Fair Value Dec. 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Foreign currency option contracts	$47,239	$—	$47,239	$—
Bunker fuel forward contracts	(79,002)	—	—	(79,002)
Cost investment	3,199	3,199	—	—

	$(28,564)	$3,199	$47,239	$(79,002)

The company values fuel hedging positions by applying an observable discount rate to the current forward prices of identical hedge positions. The company values currency hedging positions by utilizing observable or market-corroborated inputs such as exchange rates, volatility and forward yield curves. The company trades only with counterparties that meet certain liquidity and creditworthiness standards. SFAS No. 157 requires the consideration of non-performance risk when valuing derivative instruments. The company includes an adjustment for non-performance risk in the recognized measure of fair value of derivative instruments. The adjustment reflects the full credit default spread (“CDS”) applied to a net exposure, by counterparty. The company uses its counterparty’s CDS for a net asset position, which is generally an observable input, and its own estimated CDS for a net liability position, which is an unobservable input. Therefore, when foreign currency option contracts or bunker fuel forward contracts are assets, they are generally a Level 2 measurement, and when they are liabilities, they are generally a Level 3 measurement. At December 31, 2008, the company’s adjustment for non-performance risk (relative to a measure based on unadjusted LIBOR), reduced the company’s derivative assets for foreign currency option contracts by approximately $1 million and reduced the derivative liabilities for bunker fuel forward contracts by approximately $8 million. See further discussion and tabular disclosure of hedging activity in Note 10.

The company did not elect to carry its debt at fair value under the provision of SFAS No. 159, “Fair Value Option for Financial Assets and Liabilities.” The carrying values and estimated fair values of the company’s debt are summarized below:

	December 31, 2008		December 31, 2007
(Assets (liabilities), in thousands)	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Financial instruments not carried at fair value:
Parent company debt:
7 1/2% Senior Notes	$(195,328)	$(133,000)	$(250,000)	$(222,000)
8 7/8% Senior Notes	(188,445)	(126,000)	(225,000)	(205,000)
4.25% Convertible Senior Notes	(200,000)	(154,000)	—	—
Subsidiary debt:
Term Loan (Credit Facility)	(192,500)	(150,000)	—	—
Term Loan C (Prior CBL Facility)	—	—	(325,725)	(325,000)
Other	(653)	(600)	(1,747)	(1,700)
Financial instruments carried at fair value:
Foreign currency option contracts	47,239	47,239	6,970	6,970
Fuel oil forward contracts	(79,002)	(79,002)	49,877	49,877
Cost investment	3,199	3,199	6,515	6,515

The fair value of the company’s publicly-traded debt is based on quoted market prices. The term loans may be traded on the secondary loan market, and the fair values of the term loans are based on the last available trading price or trading prices of comparable debt. Fair values for the foreign currency options, collars and fuel oil forward contracts are based on estimated amounts that the company would have paid or received upon termination of the contracts at December 31, 2008 and 2007, respectively. Fair value for other debt is estimated based on the current rates offered to the company for debt of similar maturities.

The company is exposed to credit risk on its hedging instruments in the event of nonperformance by counterparties. However, because the company’s hedging activities are transacted only with highly rated institutions, Chiquita does not anticipate nonperformance by any of these counterparties. Additionally, the company has entered into agreements that limit its credit exposure to the amount of unrealized gains on the option and forward contracts. The company does not require collateral from its counterparties, nor is obliged to provide collateral when mark-to-market losses would place its contracts in a liability position.

Note 12 — Leases

Total rental expense consists of the following:

(In thousands)	2008	2007	2006
Gross rentals
Ships and containers	$165,315	$143,942	$101,383
Other	47,776	41,855	38,527

	213,091	185,797	139,910
Sublease rentals	(9,362)	(7,318)	(5,938)

	$203,729	$178,479	$133,972

In June 2007, the company completed the sale of its twelve refrigerated cargo ships, as discussed in Note 3. The ships are being chartered back from an alliance formed by two global shipping operators, Eastwind Maritime Inc. and NYKLauritzenCool AB. The company is leasing back eleven of the ships for a period of seven years, with options for up to an additional five years, and one vessel for a period of three years, with an option for up to an additional two years. In addition, the company is leasing seven more ships, five of which are being leased for a period of three years and two for a period of two years. No purchase options exist on ships under operating leases.

Future minimum rental payments required under operating leases having initial or remaining non-cancelable lease terms in excess of one year at December 31, 2008 are as follows:

(In thousands)	Ships and containers	Other	Total
2009	$132,976	$21,085	$154,061
2010	100,188	18,143	118,331
2011	71,597	15,263	86,860
2012	63,895	7,413	71,308
2013	67,163	6,825	73,988
Later years	24,544	17,874	42,418

Portions of the minimum rental payments for ships constitute reimbursement for ship operating costs paid by the lessor.

Note 13 — Pension and Severance Benefits

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

Pension and severance expense consists of the following:

	Domestic Plans
(In thousands)	2008	2007	2006
Defined benefit and severance plans:
Service cost	$347	$483	$401
Interest on projected benefit obligation	1,444	1,435	1,501
Expected return on plan assets	(1,898)	(1,803)	(1,730)
Recognized actuarial loss	22	29	381

	(85)	144	553
Defined contribution plans	9,133	9,622	9,385

Total pension and severance expense	$9,048	$9,766	$9,938

	Foreign Plans
(In thousands)	2008	2007	2006
Defined benefit and severance plans:
Service cost	$5,488	$5,397	$6,334
Interest on projected benefit obligation	3,354	3,522	3,596
Expected return on plan assets	(117)	(125)	(118)
Recognized actuarial loss	627	642	192
Amortization of prior service cost	65	282	875

	9,417	9,718	10,879
Net settlement gain	—	(544)	(905)

	9,417	9,174	9,974
Defined contribution plans	467	424	409

Total pension and severance expense	$9,884	$9,598	$10,383

The company’s pension and severance benefit obligations relate primarily to Central American benefits which, in accordance with local government regulations, are generally not funded until benefits are paid. Domestic pension plans are funded in accordance with the requirements of the Employee Retirement Income Security Act.

In 2007, the company paid approximately $2 million related to a plan to exit owned operations in Chile. Also in 2007, a net settlement gain of approximately $1 million was recorded due to severance payments made to employees terminated in Panama. In 2006, a net settlement gain of approximately $1 million was recorded for employee terminations, primarily as a result of significant flooding to the company’s farms in Panama and Honduras during 2005.

Financial information with respect to the company’s domestic and foreign defined benefit pension and severance plans is as follows:

	Domestic Plans Year Ended December 31,		Foreign Plans Year Ended December 31,
(In thousands)	2008	2007	2008	2007
Fair value of plan assets at beginning of year	$24,733	$24,112	$5,138	$5,333
Actual return on plan assets	(6,675)	1,224	160	(230)
Employer contributions	274	1,449	7,299	10,484
Benefits paid	(2,170)	(2,052)	(7,457)	(10,655)
Foreign exchange	—	—	(86)	206

Fair value of plan assets at end of year	$16,162	$24,733	$5,054	$5,138

Projected benefit obligation at beginning of year	$25,306	$27,444	$47,073	$46,226
Service and interest cost	1,791	1,918	8,842	8,919
Actuarial (gain) loss	(126)	(2,004)	(7,276)	1,942
Benefits paid	(2,170)	(2,052)	(7,457)	(10,655)
Amendments	—	—	836	—
Foreign exchange	—	—	(267)	641

Projected benefit obligation at end of year	$24,801	$25,306	$41,751	$47,073

Plan assets less than projected benefit obligation	$(8,639)	$(573)	$(36,697)	$(41,935)

The short-term portion of the unfunded status was approximately $7 million for foreign plans at December 31, 2008 and 2007, respectively. The full unfunded status of the domestic plans was classified as long-term. The combined foreign and domestic plans’ accumulated benefit obligation was approximately $60 million and approximately $64 million as of December 31, 2008 and 2007, respectively.

The following weighted-average assumptions were used to determine the projected benefit obligations for the company’s domestic pension plans and foreign pension and severance plans:

	Domestic Plans December 31,		Foreign Plans December 31,
	2008	2007	2008	2007
Discount rate	6.25%	5.75%	10.75%	7.25%
Rate of compensation increase	5.00%	5.00%	5.00%	5.00%

The following weighted-average assumptions were used to determine the net periodic benefit cost for the company’s domestic pension plans and foreign pension and severance plans:

	Domestic Plans December 31,		Foreign Plans December 31,
	2008	2007	2008	2007
Discount rate	5.75%	5.75%	7.25%	7.75%
Rate of compensation increase	5.00%	5.00%	5.00%	5.00%
Long-term rate of return on plan assets	8.00%	8.00%	2.25%	2.25%

The company’s long-term rate of return on plan assets is based on the strategic asset allocation and future expected returns on plan assets.

Included in “Accumulated other comprehensive income of continuing operations” in the Consolidated Balance Sheets are the following amounts that have not yet been recognized in net periodic pension cost:

	December 31,
(In thousands)	2008	2007
Unrecognized actuarial losses	$9,025	$8,432
Unrecognized prior service costs	1,416	645

The prior service costs and actuarial gains included in accumulated other comprehensive income and expected to be included in net periodic pension cost during the next twelve months are less than $1 million.

The weighted-average asset allocations of the company’s domestic pension plans and foreign pension and severance plans by asset category are as follows:

	Domestic Plans December 31,		Foreign Plans December 31,
	2008	2007	2008	2007
Asset category:
Equity securities	66%	76%	—	—
Fixed income securities	32%	22%	34%	37%
Cash and equivalents	2%	2%	66%	63%

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

The company expects to contribute approximately $2 million to its domestic defined benefit pension plans and expects to contribute approximately $8 million to its foreign pension and severance plans in 2009.

Expected benefit payments for the company’s domestic defined benefit pension plans and foreign pension and severance plans are as follows (in thousands):

	Domestic Plans	Foreign Plans
2009	$2,064	$8,611
2010	2,048	8,116
2011	2,041	7,648
2012	2,044	7,159
2013	2,023	6,717
2014-2018	9,652	29,033

Note 14 — Income Taxes

Income taxes consist of the following:

(In thousands)	U.S. Federal	U.S. State	Foreign	Total
2008:
Current tax expense (benefit)	$(5)	$846	$(3,065)	$(2,224)
Deferred tax expense (benefit)	—	1,399	(1,075)	324

	$(5)	$2,245	$(4,140)	$(1,900)

2007:
Current tax expense (benefit)	$(226)	$439	$6,713	$6,926
Deferred tax benefit	—	(643)	(5,383)	(6,026)

	$(226)	$(204)	$1,330	$900

2006:
Current tax expense (benefit)	$(2,548)	$(435)	$8,737	$5,754
Deferred tax benefit	—	(1,661)	(1,993)	(3,654)

	$(2,548)	$(2,096)	$6,744	$2,100

Income tax expense differs from income taxes computed at the U.S. federal statutory rate for the following reasons:

(In thousands)	2008	2007	2006
Income tax (benefit) computed at U.S. federal statutory rate	$(114,145)	$(15,621)	$(20,268)
State income taxes, net of federal benefit	1,538	(65)	(848)
Impact of foreign operations	(67,855)	(2,907)	(14,346)
Change in valuation allowance	81,085	36,068	33,152
Non-deductible charge for contingent liability	—	—	8,750
Goodwill impairment	110,573	—	—
Tax contingencies	(13,183)	(4,830)	(6,252)
Imputed interest	—	(12,230)	2,020
Other	87	485	(108)

Income tax expense (benefit)	$(1,900)	$900	$2,100

Income taxes include benefits of $17 million, $14 million and $10 million for 2008, 2007 and 2006, respectively, primarily from the resolution of tax contingencies in various jurisdictions and the release of valuation allowance.

The components of deferred income taxes included on the balance sheet are as follows:

(In thousands)	December 31,
	2008	2007
Deferred tax benefits:
Net operating loss carryforwards	$256,305	$213,121
Other tax carryforwards	4,461	2,492
Employee benefits	22,299	33,373
Accrued expenses	12,145	13,051
Depreciation and amortization	15,557	16,666
Other	16,993	11,563

Total deferred tax benefits	327,760	290,266

Deferred tax liabilities:
Growing crops	(19,624)	(20,715)
Trademarks	(142,371)	(170,305)
Other	(1,435)	(2,085)

Total deferred tax liabilities	(163,430)	(193,105)

	164,330	97,161
Valuation allowance	(268,574)	(203,363)

Net deferred tax liability	$(104,244)	$(106,202)

U.S. net operating loss carryforwards (“NOLs”) were $427 million and $383 million as of December 31, 2008 and 2007, respectively. The U.S. NOLs existing at December 31, 2008 will expire between 2024 and 2029. Foreign NOLs were $312 million and $221 million at December 31, 2008 and 2007, respectively. $155 million of the foreign NOLs existing at December 31, 2008 will expire between 2009 and 2019. The remaining $157 million of NOLs existing at December 31, 2008 have an indefinite carryforward period.

A valuation allowance has been established against the deferred tax assets described above due to the company’s history of tax losses in specific tax jurisdictions as well as the fact that the deferred tax assets are subject to challenge under audit.

The change in the valuation allowance of $65 million reflected in the above table is due to the net effect of changes in deferred tax assets in U.S. and foreign jurisdictions. The net change consisted of an increase of $83 million which was primarily due to the net effect of the creation of new NOLs and the use of NOLs to offset taxable income in the current year, partially offset by a reduction of $18 million primarily due to foreign NOLs that expired in 2008.

Income before taxes attributable to foreign operations was $98 million, $34 million and $56 million in 2008, 2007 and 2006, respectively. Undistributed earnings of foreign subsidiaries, approximately $1.5 billion at December 31, 2008, have been permanently reinvested in foreign operating assets. Accordingly, no provision for U.S. federal and state income taxes has been recorded on these earnings.

Cash payments for income taxes were $14 million, $11 million and $13 million in 2008, 2007 and 2006, respectively. No income tax expense is associated with any of the items included in other comprehensive income.

In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes,” which clarified the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This interpretation was effective for the company beginning January 1, 2007, and required any adjustments as of that date to be charged to beginning retained earnings rather than the Consolidated Statements of Income.

As a result, the company recorded a cumulative effect adjustment of $21 million as a charge to retained earnings on January 1, 2007. On that date, the company had unrecognized tax benefits of approximately $40 million, of which $33 million, if recognized, will impact the company’s effective tax rate. The total amount of accrued interest and penalties related to uncertain tax positions on January 1, 2007 was $20 million. The company will continue to include interest and penalties in “Income tax benefit (expense)” in the Consolidated Statements of Income.

A summary of the activity for the company’s unrecognized tax benefits follows:

(In thousands)	2008	2007
Balance as of beginning of the year	$37,320	$40,127
Additions of tax positions of current year	—	438
Additions of tax positions of prior years	379	1,712
Settlements	(3,745)	(2,718)
Reductions due to lapse of the statute of limitations	(4,833)	(5,167)
Reduction from sale of subsidiary	(7,385)	—
Foreign currency exchange change	994	2,928

Balance as of end of the year	$22,730	$37,320

At December 31, 2008 and 2007, the company had unrecognized tax benefits of approximately $20 million and $30 million, respectively, that, if recognized, will impact the company’s effective tax rate. Interest and penalties included in “Income tax benefit (expense)” were $2 million and $4 million in 2008 and 2007, respectively, and the cumulative interest and penalties included in the Consolidated Balance Sheets at December 31, 2008 and 2007 were $14 million and $20 million, respectively.

During the next twelve months, it is reasonably possible that unrecognized tax benefits impacting the effective tax rate could be recognized as a result of the expiration of statutes of limitation in the amount of $6 million plus accrued interest and penalties. In addition, the company has ongoing tax audits in multiple jurisdictions that are in various stages of audit or appeal. If these audits are resolved favorably, unrecognized tax benefits of up to $4 million plus accrued interest and penalties will be recognized. The timing of the resolution of these audits is highly uncertain but reasonably possible to occur in the next twelve months.

The following tax years remain subject to examinations by major tax jurisdictions:

Tax Years
Tax Jurisdiction:
United States	2005 – current
Germany	1996 – current
Netherlands	2004 – current

Note 15 — Stock-Based Compensation

The company may issue up to an aggregate of 9.4 million shares of common stock as stock awards (including restricted stock units), stock options, performance awards and stock appreciation rights (“SARs”) under its stock incentive plan; at December 31, 2008, 1.9 million shares were available for future grants. The awards may be granted to directors, officers, other key employees and consultants. Stock options provide for the purchase of shares of common stock at fair market value at the date of grant. The company issues new shares when options are exercised under the stock plan. Stock compensation expense totaled $11 million, $11 million and $10 million for the years ended December 31, 2008, 2007 and 2006, respectively.

RESTRICTED STOCK UNITS

Since 2004, the company’s share-based awards have primarily consisted of restricted stock units. These awards generally vest over 4 years, and the fair value of the awards at the grant date is expensed over the period from the grant date to the date the employee is no longer required to provide service to earn the award. Prior to vesting, grantees are not eligible to vote or receive dividends on the restricted stock units.

A summary of the activity and related information for the company’s restricted stock units follows:

	2008		2007		2006
(In thousands, except per share amounts)	Units	Weighted average grant date price	Units	Weighted average grant date price	Units	Weighted average grant date price
Unvested shares at beginning of year	1,742	$16.48	1,281	$17.49	654	$23.84
Units granted	798	16.21	939	15.06	1,197	14.92
Units vested	(636)	17.39	(321)	16.63	(531)	19.20
Units forfeited	(353)	17.19	(157)	14.74	(39)	21.70

Unvested shares at end of year	1,551	$15.77	1,742	$16.48	1,281	$17.49

Restricted stock unit compensation expense totaled $9 million, $10 million and $6 million for the years ended December 31, 2008, 2007 and 2006, respectively. At December 31, 2008, there was $17 million of total unrecognized pre-tax compensation cost related to unvested restricted stock unit awards. This cost is expected to be recognized over a weighted-average period of approximately 3 years.

LONG-TERM INCENTIVE PROGRAM

The company has established a Long-Term Incentive Program (“LTIP”) for certain executive level employees. Awards are intended to be performance-based compensation as defined in Section 162(m) of the Internal Revenue Code. The program allows for awards to be issued at the end of each three-year period. Starting with the three year period 2008-2010, one-half of the LTIP awards are based on the company’s achievement of cumulative earnings per primary share targets, and the other half will be based on the company’s achievement of total shareholder return relative to peer companies. For the 2008-2010 period, up to 0.5 million shares could be awarded depending on the company’s achievement of these metrics. For prior periods, LTIP awards were based upon cumulative earnings per share targets.

Awards based on cumulative earnings per primary share are expensed over the three-year performance period based on the estimated award amounts that that will ultimately be issued. For awards based on total shareholder return relative to peer companies, the company estimates the fair value of the award at inception using a Monte Carlo simulation, and expenses that fair value straight-line over the period. The company recognized $2 million of expense in 2008 for the 2008-2010 LTIP period. For the 2007-2009 and the 2006-2008 LTIP periods, the company has not recognized any compensation expense because the company does not or did not expect to achieve the minimum threshold to issue awards. The company will continue to evaluate its earnings per share performance for purposes of determining expense under these programs. No LTIP expense was recognized in 2007. The company recognized $3 million of expense in 2006 for the 2005 LTIP period, for which approximately 0.3 million shares were issued in 2007.

STOCK OPTIONS

Options for approximately 1 million shares were outstanding at December 31, 2008 under the stock incentive plan. These options generally vested over four years and are exercisable for a period not in excess of 10 years. In addition to the options granted under the plan, the table below includes an inducement stock option grant for 325,000 shares made to the company’s chief executive officer in January 2004 in accordance with New York Stock Exchange rules. No options have been granted since January 2004. Additionally, but not included in the table below, there were 12,000 SARs granted to certain non-U.S. employees outstanding at December 31, 2008. Expense for options granted under the stock incentive plan was $1 million for the years ended December 31, 2007 and 2006, respectively. At December 31, 2007, all outstanding stock options had been fully recognized as compensation expense.

A summary of the activity and related information for the company’s stock options follows:

	2008		2007		2006
(In thousands, except per share amounts)	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Under option at beginning of year	2,100	$17.57	2,243	$17.53	2,418	$17.48
Options exercised	(734)	16.90	(102)	16.95	(70)	16.48
Options forfeited or expired	(77)	15.50	(41)	16.95	(105)	17.03

Under option at end of year	1,289	$18.08	2,100	$17.57	2,243	$17.53

Options exercisable at end of year	1,289	$18.08	2,016	$17.34	2,048	$17.10

Options outstanding as of December 31, 2008 had a weighted average remaining contractual life of 4 years and had exercise prices ranging from $11.73 to $23.16. The following table provides further information on the range of exercise prices:

	Options Outstanding and Exercisable
(In thousands, except per share amounts)	Shares	Weighted average exercise price	Weighted average remaining life
Exercise price:
$11.73 - 15.05	163	$13.49	4 years
$16.92 - 16.97	801	16.95	3 years
$23.16	325	23.16	5 years

Note 16 — Shareholders’ Equity

The company’s Certificate of Incorporation authorizes 20 million shares of preferred stock and 150 million shares of common stock. Warrants representing the right to purchase 13.3 million shares of common stock were issued in 2002. In 2008, 3.0 million warrants were exercised, resulting in the issuance of 0.5 million shares. At December 31, 2008, 10.3 million warrants to purchase common shares at $19.23 per share remain outstanding and expire on March 19, 2009, regardless of the price of the common stock on or before that date.

At December 31, 2008, shares of common stock were reserved for the following purposes:

Issuance upon conversion of the Convertible Notes (see Note 9)	11.8 million
Issuance upon exercise of stock options and other stock awards (see Note 15)	4.7 million
Issuance upon exercise of warrants	10.3 million

The company’s shareholders’ equity includes “Accumulated other comprehensive income of continuing operations” at December 31, 2008 comprised of unrealized losses on derivatives of $51 million, unrealized translation gains of $11 million, a decrease in the fair value of a cost investment of less than $1 million and unrecognized prior service costs and actuarial losses of $10 million. The balance of “Accumulated other comprehensive income of continuing operations” at December 31, 2007 included unrealized gains on derivatives of $39 million, unrealized translation gains of $12 million, an increase in the fair value of cost investments of $3 million and unrecognized prior service costs and actuarial losses of $9 million.

In September 2006, the board of directors suspended the payment of dividends. Any future payments of dividends would require approval of the board of directors. See Note 9 to the Consolidated Financial Statements for a further description of limitations under credit agreements on the ability of the company to pay dividends.

Note 17 — Segment Information

The company reports the following three business segments:

•	Bananas: The Banana segment includes the sourcing (purchase and production), transportation, marketing and distribution of bananas.

•

Salads and Healthy Snacks: The Salads and Healthy Snacks segment includes ready to eat, packaged salads, referred to in the industry as “value-added salads”; fresh vegetable and fruit ingredients used in foodservice; processed fruit ingredient products; and healthy snacking products, including the company’s fresh fruit smoothie product, Just Fruit in a Bottle, sold in Europe.

•	Other Produce: The Other Produce segment includes the sourcing, marketing and distribution of whole fresh fruits and vegetables other than bananas.

Beginning in 2008, the company modified its reportable business segments to move Just Fruit in a Bottle to Salads and Healthy Snacks from Other Produce to realign with the company’s internal management reporting procedures. The company does not allocate certain corporate expenses to the reportable segments. These expenses are included in “Corporate” below. Prior period figures have been reclassified to reflect these changes. The company evaluates the performance of its business segments based on operating income from continuing operations. Intercompany transactions between segments are eliminated. Segment information represents only continuing operations. See Note 3 for information related to discontinued operations.

Financial information for each segment follows:

(In thousands)	Bananas	Salads and Healthy Snacks	Other Produce	Corporate	Restructuring	European Headquarters Relocation	Consolidated
2008
Net sales	$2,060,319	$1,304,904	$244,148	$—	$—	$—	$3,609,371
Segment operating income (loss)[1]	181,113	(399,822)	10,128	(65,605)	—	(6,931)	(281,117)
Depreciation and amortization	27,762	44,938	23	—	—	—	72,723
Equity in earnings (losses) of investees[2]	7,583	—	2,738	—	—	—	10,321
Total assets[3]	865,542	716,056	118,399	290,964	—	—	1,990,961
Investment in equity affiliates[2]	37,748	—	15,436	—	—	—	53,184
Expenditures for long-lived assets	16,583	41,304	74	8,212	—	—	66,173
Net operating assets	431,579	482,439	93,957	139,361	—	—	1,147,336

2007
Net sales	$1,833,195	$1,277,218	$354,290	$—	$—	$—	$3,464,703
Segment operating income (loss)	111,902	13,181	(5,331)	(62,219)	(25,912)	—	31,621
Depreciation and amortization	30,937	49,956	1,301	32	—	—	82,226
Equity in earnings (losses) of investees[2]	(2,816)	708	1,667	—	—	—	(441)
Total assets[3]	868,782	1,125,529	115,754	274,174	—	—	2,384,239
Investment in equity affiliates[2]	30,164	—	13,109	—	—	—	43,273
Expenditures for long-lived assets	27,879	48,793	953	5,904	—	—	83,529
Net operating assets	466,736	851,638	69,647	119,688	—	—	1,507,709

2006
Net sales	$1,708,784	$1,209,255	$347,755	$—	$—	$—	$3,265,794
Segment operating income (loss)[4]	80,733	23,429	2,581	(90,755)	—	—	15,988
Depreciation and amortization	30,969	48,558	1,560	25	—	—	81,112
Equity in earnings (losses) of investees[2]	2,369	402	3,166	—	—	—	5,937
Total assets[3]	912,916	1,115,766	152,524	280,703	—	—	2,461,909
Investment in equity affiliates[2]	33,167	648	13,459	—	—	—	47,274
Expenditures for long-lived assets	28,334	32,794	903	2,085	—	—	64,116
Net operating assets	613,208	866,544	107,881	135,468	—	—	1,723,101

[1]	Salads and Healthy Snacks segment includes a $375 million ($374 million after-tax) goodwill impairment charge in 2008.
[2]	See Note 7 for further information related to investments in and income from equity method investments.
[3]	At December 31, 2008, 2007 and 2006, goodwill of $175 million, $548 million and $542 million, respectively, was included in the Salads and Healthy Snacks segment, primarily related to Fresh Express.
[4]	Corporate includes a $25 million charge in 2006 for a plea agreement related to the U.S. Department of Justice investigation of the company.

The reconciliation of Consolidated Statements of Cash Flow captions to expenditures for long-lived assets follows:

(In thousands)	2008	2007	2006
Per Consolidated Statements of Cash Flow:
Capital expenditures	$63,002	$62,529	$57,652
Acquisition of businesses	3,171	21,000	6,464

Expenditures for long-lived assets	$66,173	$83,529	$64,116

The reconciliation of the Consolidated Balance Sheets total assets to net operating assets follows:

	December 31,
(In thousands)	2008	2007
Total assets	$1,990,961	$2,384,239
Less:
Cash	77,267	61,264
Accounts payable	294,635	320,016
Accrued liabilities	138,887	145,287
Accrued pension and other employee benefits	59,154	59,059
Deferred tax liability	104,244	106,202
Deferred gain – sale of shipping fleet	78,410	93,575
Other liabilities	91,028	91,127

Net operating assets	$1,147,336	$1,507,709

Financial information by geographic area is as follows:

(In thousands)	2008	2007	2006
Net sales:
United States	$2,121,349	$1,988,068	$1,864,421
Italy	230,413	228,416	213,472
Germany	191,884	193,829	157,552
Other international	1,065,725	1,054,390	1,030,349

	$3,609,371	$3,464,703	$3,265,794

	December 31,
(In thousands)	2008	2007
Long-lived assets:
United States	$830,449	$1,228,282
Central and South America	112,791	128,525
Other international	227,188	261,797
Shipping operations	55,757	35,563

	$1,226,185	$1,654,167

The company’s products are sold throughout the world and its principal production and processing operations are conducted in the United States, Central, and South America. Chiquita’s earnings are heavily dependent upon products grown and purchased in Central and South America. These activities are a significant factor in the economies of the countries where Chiquita produces bananas and related products, and are subject to the risks that are inherent in operating in such foreign countries, including government regulation, currency restrictions and other restraints, risk of expropriation, risk of political instability and burdensome taxes. Certain of these operations are substantially dependent upon leases and other agreements with these governments.

The company is also subject to a variety of government regulations in most countries where it markets bananas and other fresh products, including health, food safety and customs requirements, import tariffs, currency exchange controls and taxes.

Note 18 — Contingencies

The company had accruals in the Consolidated Balance Sheets of $15 million and $20 million at December 31, 2008 and 2007, respectively, related to the plea agreement with the U.S. Department of Justice described below. As of December 31, 2008, the company determined that losses from the other contingent liabilities described below are not probable, and therefore, no other amounts have been accrued.

COLOMBIA-RELATED MATTERS

DOJ Settlement. As previously disclosed, in March 2007, the company entered into a plea agreement with the U.S. Department of Justice (“DOJ”) relating to payments made by the company’s former Colombian subsidiary to a Colombian paramilitary group designated under U.S. law as a foreign terrorist organization. The company had previously voluntarily disclosed these payments to the DOJ as having been made by its Colombian subsidiary to protect its employees from risks to their safety if the payments were not made. Under the terms of the plea agreement, the company pled guilty to one count of Engaging in Transactions with a Specially-Designated Global Terrorist Group without having first obtained a license from the U.S. Department of Treasury’s Office of Foreign Assets Control. The company agreed to pay a fine of $25 million, payable in five equal annual installments with interest. In September 2007, the U.S. District Court for the District of Columbia approved the plea agreement. The DOJ had earlier announced that it would not pursue charges against any current or former company executives. Pursuant to customary provisions in the plea agreement, the Court placed the company on corporate probation for five years, during which time the company must not violate the law and must implement and/or maintain certain business processes and compliance programs; violation of these requirements could result in setting aside the principal terms of the plea agreement, including the amount of the fine imposed. The company recorded a charge of $25 million in its consolidated financial statements for the quarter and year ended December 31, 2006. The company paid the first two $5 million annual installments in September 2007 and 2008, respectively. Of the remaining $15 million liability at December 31, 2008, $5 million due within one year is included in “Accrued liabilities” and $10 million due thereafter is included in “Other liabilities” on the Consolidated Balance Sheet. Interest is payable with the final payment.

Tort Lawsuits. Between June 2007 and May 2008, five lawsuits were filed against the company in U.S. federal courts, including one each in the District of Columbia, the District of New Jersey and the Southern District of New York and two in the Southern District of Florida. These lawsuits assert civil tort claims under various laws, including the Alien Tort Statute, 28 U.S.C. § 1350, the Torture Victim Protection Act, 28 U.S.C. § 1350 note, and state laws. The plaintiffs in all five lawsuits, either individually or as members of a putative class, claim to be family members or legal heirs of individuals allegedly killed or injured by armed groups that received payments from the company’s former Colombian subsidiary. The plaintiffs claim that, as a result of such payments, the company should be held legally responsible for the deaths of plaintiffs’ family members. At present, claims are asserted on behalf of approximately 900 alleged victims in the five suits; plaintiffs’ counsel have indicated that they intend to assert additional claims in the future. The District of Columbia, New Jersey and both Florida suits seek unspecified compensatory and punitive damages, as well as attorneys’ fees and costs; the New Jersey suit also requests treble damages and disgorgement of profits, although it does not explain the basis for those demands. The New York suit contains a specific demand of $10 million in compensatory damages and $10 million in punitive damages for each of the 628 alleged victims in that suit. All five lawsuits have been centralized in the U.S. District Court for the Southern District of Florida for consolidated or coordinated pretrial proceedings. The company believes the plaintiffs’ claims are without merit and is defending itself vigorously.

In March 2008, an additional tort lawsuit was filed against the company in the U.S. District Court for the Southern District of Florida. The plaintiffs are American citizens who allege that they are the survivors of five American nationals kidnapped and killed by an armed group in Colombia during the 1990s. Similar to the five Alien Tort Statute lawsuits described above, the plaintiffs contend that the company should be held liable because its former Colombian subsidiary allegedly provided material support to the armed group. The plaintiffs in this case assert civil claims under the Antiterrorism Act, 18 U.S.C. § 2331, et seq., and state tort laws. The suit seeks unspecified compensatory damages, treble damages, attorneys’ fees and costs and punitive damages. The company believes the plaintiffs’ claims are without merit and is defending itself vigorously.

The company has filed motions to dismiss all of the above-described tort lawsuits.

Derivative Lawsuits. Between October and December 2007, five shareholder derivative lawsuits were filed against certain of the company’s current and former officers and directors. Three of the cases were filed in federal courts, one each in the Southern District of Ohio, the District of Columbia and the District of New Jersey. Two of the cases were filed in state courts, one each in New Jersey and Ohio. All five complaints allege that the named defendants breached their fiduciary duties to the company and/or wasted corporate assets in connection with the payments that were the subject of the company’s March 2007 plea agreement with the DOJ, described above. The complaints seek unspecified damages against the named defendants; two of them also seek the imposition of certain equitable remedies on the company. The New Jersey state court action also asserts claims against the company’s former auditor, Ernst & Young LLP. None of the actions seeks any monetary recovery from the company.

In January 2008, the claims in the New Jersey state court suit against the company’s current and former officers and directors were dismissed without prejudice. The plaintiff refiled those claims in the U.S. District Court for the District of Columbia. All four of the federal derivative lawsuits have been centralized in the Southern District of Florida, together with the tort lawsuits described above, for consolidated or coordinated pretrial proceedings.

In February 2008, the Ohio state court derivative lawsuit was stayed, pending progress of the federal derivative proceedings.

In April 2008, the remaining claims against Ernst & Young LLP in the New Jersey state court were also dismissed without prejudice. The plaintiff appealed only as to Ernst & Young LLP, and the appeal was dismissed. In February 2009, the plaintiff filed a petition seeking permission to appeal to the New Jersey Supreme Court.

In April 2008, the company’s Board of Directors established a Special Litigation Committee to investigate and analyze the allegations and claims asserted in the derivative lawsuits and to determine what action the company should take with respect to them, including whether it is in the best interests of the company and its shareholders to pursue these claims. The SLC retained independent legal counsel to assist with its investigation. After an investigation that included 70 interviews of 53 witnesses and the review of over 750,000 pages of documents, the SLC determined, in the exercise of its business judgment, that it is not in the best interests of the Company or its shareholders to continue legal action on any of the claims asserted against the current and former officers and directors. To this end, on February 25, 2009 the SLC filed with the United States District Court for the Southern District of Florida a report containing its factual findings and determinations and a motion to dismiss the consolidated federal derivative cases. The SLC is in the process of reviewing improvements to the company’s compliance program that have previously been made, in order to determine whether any further enhancements are necessary.

Colombia Investigation. The Colombian Attorney General’s Office is conducting an investigation into payments made by companies in the banana and other industries to paramilitary groups in Colombia. Included within the scope of the investigation are the payments that were the subject of the company’s March 2007 plea agreement with the DOJ, described above. The company believes that it has at all times complied with Colombian law.

Regardless of their outcomes, the company has paid, and will likely continue to incur significant legal and other fees to defend itself in the proceedings described herein under Colombia Related Matters and European Competition Law Investigations, which may have a significant impact on the company’s financial statements. The company maintains general liability insurance policies that should provide coverage for the types of costs involved in defending the tort lawsuits described above, but its primary insurers have to date not paid such costs. Several primary general liability insurers have disputed their obligation to do so in whole or in part. One primary insurer has not yet taken a position on this question, and one is insolvent. In September 2008, the company filed suit in the Common Pleas Court of Hamilton County, Ohio against three of the company’s primary general liability insurers seeking (i) a declaratory judgment with respect to the insurers’ obligation to reimburse the company for defense costs that it has incurred (and will incur) in connection with the defense of the tort claims described above; and (ii) an award of damages for the insurers’ breach of their contractual obligation to reimburse the company for such costs. On December 8, 2008, the three primary insurers sued by the company filed a third party claim against a fourth primary insurer of Chiquita. That insurer responded by filing a counterclaim against those three insurers, and a declaratory relief claim against the company. On December 10, 2008, the company filed a motion for partial summary judgment against the three insurers sued by the company, which seeks to establish immediately the obligation of those insurers to reimburse past and future defense expenses. There can be no assurance that any claims under the applicable policies will result in insurance recoveries.

ITALIAN CUSTOMS CASES

In October 2004, the company’s Italian subsidiary, Chiquita Italia, received the first of several notices from various customs authorities in Italy stating that it is potentially liable for additional duties and taxes on the import of bananas by Socoba S.r.l. (“Socoba”) from 1998 to 2000 for sale to Chiquita Italia. The claims aggregate approximately €26.9 million, plus interest currently estimated at approximately €18.6 million. The customs authorities claim that the amounts are due because these bananas were imported with licenses that were subsequently determined to have been forged and that Chiquita Italia should be jointly liable with Socoba because (a) Socoba was controlled by the former general manager of Chiquita Italia and (b) the import transactions benefited Chiquita Italia, which arranged for Socoba to purchase the bananas from another Chiquita subsidiary and, after customs clearance, sell them to Chiquita Italia. Chiquita Italia is contesting these claims through appropriate proceedings, principally on the basis of its good faith belief at the time the import licenses were obtained and used that they were valid. In connection with these claims, there are also criminal proceedings pending in Italy against certain individuals alleged to have been involved. A claim has been filed in one of these proceedings seeking to obtain a civil recovery against Chiquita Italia for damages, should there ultimately be a criminal conviction and a finding of damages. Chiquita Italia believes it has meritorious defenses against this claim. In addition, the company does not expect that any liability which would arise from this claim would significantly increases the company’s potential liability described above; any such liability would be offset to the extent of any amounts that might be owing upon final judgment in the civil cases described below.

In October 2006, Chiquita Italia received notice in one proceeding, in a court of first instance in Trento, that the court had determined that it was jointly liable for a claim of €4.7 million plus interest. Chiquita Italia has appealed this finding; the applicable appeal involves a review of the facts and law applicable to the case and the appellate court can render a decision that disregards or substantially modifies the lower court’s opinion. In March 2007, Chiquita Italia received notice in a separate proceeding that the court of first instance in Genoa had determined that it was not liable for a claim of €7.2 million, plus interest. In April 2008, the customs authorities appealed this case. In August 2007, Chiquita Italia received notice that the court of first instance in Alessandria had determined that it was liable for a claim of less than €0.5 million. Chiquita Italia appealed this finding and, as in the Trento proceeding, the appeal will involve a review of the entire factual record and legal arguments of the case. A fourth case has been submitted to the court of first instance in Aosta, relating to a claim of €1.6 million plus interest. This Aosta case, along with the Trento and Alessandria cases, have been stayed pending the resolution of a case brought by Socoba in the court of first instance of Rome on the issue of whether the licenses used by Socoba should be regarded as genuine in the view of the apparent inability to distinguish between genuine and forged licenses. Chiquita believes it has meritorious defenses against these claims. No other civil proceedings have been filed in other jurisdictions, and counsel does not consider it likely that similar additional claims will be made, as these would be time-barred.

Under Italian law, the amounts due in respect of the Trento and Alessandria cases have become due and payable notwithstanding appeal. Chiquita Italia has reached an agreement with the Italian authorities to pay €7 million, including interest, in 36 monthly installments starting in March 2009. If Chiquita Italia ultimately prevails in its appeals, any amounts paid would be reimbursed with interest.

In early March 2008, Chiquita Italia was required to provide documents and information to the Italian fiscal police at its offices in Rome in connection with a criminal investigation into imports of bananas by Chiquita Italia during 2004-2005, and the payment of customs duties on these imports. The focus of the investigation appears to be on the importation process in which Chiquita International Limited sold bananas to various holders of so-called Type A import licenses, which in turn imported the bananas and resold them to Chiquita Italia or other Chiquita entities. The company believes that all of the transactions apparently under investigation were legitimate under both Italian and European Union (“EU”) law at all times, that these types of transactions were widely accepted by competent authorities across the EU and by the European Commission (“EC”), and that all of the underlying import transactions were entirely genuine. In the event that Italian prosecutors determine to pursue this matter, the legal representatives of Chiquita Italia during these years could be charged under applicable provisions of Italian law and Chiquita Italia could be determined to be civilly liable for damages, including applicable duties and penalties. Chiquita Italia is defending all of the transactions at issue vigorously.

EUROPEAN COMPETITION LAW INVESTIGATIONS

In June 2005, the company announced that its management had become aware that certain of its employees had shared pricing and volume information with competitors in Europe over many years in violation of European competition laws and company policies, and may have engaged in other conduct which did not comply with European competition laws or applicable company policies. The company promptly stopped the conduct and notified the EC and other regulatory authorities of these matters.

In October 2008, the EC announced its final decision that, between 2000 and 2002, Chiquita and other competitors violated the EC Treaty’s ban on cartels and restrictive practices in eight EU member states by sharing certain information related to the setting of price quotes for bananas. Based on the company’s voluntary notification and the company’s continued cooperation in the investigation, the EC granted the company final immunity from fines related to this matter.

As part of the broad investigations triggered by the company’s voluntary notification, the EC is continuing to investigate certain alleged conduct in southern Europe. The company continues to cooperate with that investigation, which could continue through 2009, under the terms of the Commission’s previous grant of conditional immunity. Conditional immunity from fines that could otherwise be imposed as a result of the investigation was granted at the commencement of the 2005 investigation subject to certain conditions, including continuing cooperation and other requirements. However, if the EC were to determine that the company had not complied with the conditions for immunity, a matter which the EC will review as part of its investigation, then the company could be subject to fines, which, if imposed, could be substantial. The company does not believe that the reporting of these matters or the cessation of the conduct has had or should in the future have any material adverse effect on the regulatory or competitive environment in which it operates.

OTHER

In November 2007, the company received a favorable decision from the court of second instance in Turin, Italy, for the refund of certain consumption taxes paid between 1980 and 1990. The company recognized other income of $9 million, or $6 million net of tax, when this refund was received in the second quarter of 2008. The company has a number of other similar claims pending in different Italian jurisdictions and any gains that may occur will be recognized as the related gain contingencies are resolved and cash is received. The November 2007 Turin ruling has no binding effect on the claims in other jurisdictions, which may take years to resolve.

Note 19 — Quarterly Financial Data (Unaudited)

The following quarterly financial data are unaudited, but in the opinion of management include all necessary adjustments for a fair presentation of the interim results, which are subject to significant seasonal variations. Amounts presented differ from previously filed Annual Reports on Form 10-K because of reclassifications for discontinued operations.

2008
(In thousands, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Net sales	$935,432	$994,641	$840,031	$839,267
Cost of sales	779,623	808,693	734,851	744,445
Operating income (loss)[1]	56,837	72,378	(4,918)	(405,414)
Income (loss) from continuing operations	32,382	59,462	(5,933)	(411,100)
Income (loss) from discontinued operations, net of income tax	(708)	2,619	371	(818)
Net income (loss)	31,674	62,081	(5,562)	(411,918)

Net income (loss) per common share — basic:
Continuing operations	$0.76	$1.37	$(0.13)	$(9.27)
Discontinued operations	(0.02)	0.06	0.00	(0.01)

	$0.74	$1.43	$(0.13)	$(9.28)

Net income (loss) per common share — diluted:
Continuing operations	$0.73	$1.31	$(0.13)	$(9.27)
Discontinued operations	(0.01)	0.06	0.00	(0.01)

	$0.72	$1.37	$(0.13)	$(9.28)

Common stock market price:
High	$23.34	$25.77	$17.40	$15.64
Low	16.58	14.28	11.86	8.58

[1]	The operating loss in the fourth quarter of 2008 includes a $375 million ($374 million after-tax) goodwill impairment charge in the Salads and Healthy Snacks segment.

2007
(In thousands, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Net sales	$905,225	$934,010	$785,179	$840,289
Cost of sales	781,257	787,544	676,262	704,725
Operating income (loss)[2]	17,972	30,784	(7,296)	(9,839)
Income (loss) from continuing operations	(2,661)	5,361	(25,893)	(22,497)
Income (loss) from discontinued operations, net of income tax	(713)	3,219	(2,340)	(3,517)
Net income (loss)	(3,374)	8,580	(28,233)	(26,014)

Net income (loss) per common share — basic:
Continuing operations	$(0.06)	$0.12	$(0.61)	$(0.59)
Discontinued operations	(0.02)	0.08	(0.05)	(0.08)

	$(0.08)	$0.20	$(0.66)	$(0.67)

Net income (loss) per common share — diluted:
Continuing operations	$(0.06)	$0.12	$(0.61)	$(0.59)
Discontinued operations	(0.02)	0.08	(0.05)	(0.08)

	$(0.08)	$0.20	$(0.66)	$(0.67)

Common stock market price:
High	$16.84	$19.63	$19.27	$20.99
Low	12.50	13.72	13.87	15.43

[2]	The operating loss in the fourth quarter of 2007 included a $26 million charge for severance costs and asset write-downs related to the company’s 2007 restructuring program.

Per share results include the effect, if dilutive, of the assumed conversion of the Convertible Notes, options, warrants and other stock awards into common stock during the period presented. The effects of assumed conversions are determined independently for each respective quarter and year and may not be dilutive during every period due to variations in operating results. Therefore, the sum of quarterly per share results will not necessarily equal the per share results for the full year. For the quarters ended December 31, 2008 and 2007, the shares used to calculate diluted EPS would have been 45.5 million and 44.1 million, respectively, if the company had generated net income. For the quarters ended September 30, 2008 and 2007, the shares used to calculate diluted EPS would have been 45.4 million and 43.2 million, respectively, if the company had generated net income. For the quarter ended March 31, 2007, the shares used to calculate diluted EPS would have been 43.0 million if the company had generated net income.

Chiquita Brands International, Inc.

SELECTED FINANCIAL DATA

	Year Ended December 31,
(In thousands, except per share amounts)	2008	2007	2006	2005	2004
FINANCIAL CONDITION
Working capital	$320,759	$259,592	$223,058	$279,643	$302,308
Capital expenditures	63,002	62,529	57,652	40,539	37,563
Total assets	1,990,961	2,384,239	2,461,909	2,538,158	1,418,173
Capitalization:
Short-term debt	10,495	5,177	67,013	21,013	22,935
Long-term debt	766,431	798,013	950,268	965,899	315,266
Shareholders’ equity	447,677	846,293	841,439	976,219	801,072

OPERATIONS
Net sales	$3,609,371	$3,464,703	$3,265,794	$2,666,225	$1,942,558
Operating (loss) income[1]	(281,117)	31,621	15,988	171,200	104,434
(Loss) income from continuing operations	(325,189)	(45,690)	(56,128)	116,168	50,994
Income (loss) from discontinued operations, net of income tax	1,464	(3,351)	(39,392)	15,272	4,408
Net (loss) income	(323,725)	(49,041)	(95,520)	131,440	55,402

SHARE DATA
Shares used to calculate net income (loss) per common share – diluted	43,745	42,493	42,084	45,071	41,741
Net income (loss) per common share—diluted:
Continuing operations	$(7.43)	$(1.14)	$(1.33)	$2.58	$1.22
Discontinued operations	0.03	(0.08)	(0.94)	0.34	0.11

	$(7.40)	$(1.22)	$(2.27)	$2.92	$1.33

Dividends declared per common share	$—	$—	$0.20	$0.40	$0.10
Market price per common share:
High	25.77	20.99	20.34	30.73	24.33
Low	8.58	12.50	12.64	19.65	15.70
End of period	14.78	18.39	15.97	20.01	22.21

[1]	The operating loss in the fourth quarter of 2008 includes a $375 million ($374 million after-tax) goodwill impairment charge in the Salads and Healthy Snacks segment.

See Note 3 to the Consolidated Financial Statements for information on acquisitions and divestitures. See Management’s Discussion and Analysis of Financial Condition and Results of Operations for information related to significant items affecting operating income (loss) for 2008, 2007 and 2006.

Earnings available to common shareholders for the year ended December 31, 2007, used to calculate earnings per share are reduced by a deemed dividend to a minority shareholder in a subsidiary, resulting in an additional $0.06 net loss per common share, as discussed in Note 2 to the Consolidated Financial Statements.