Form 10-K, Exhibit 13
period 2009-12-31
CHIQUITA BRANDS INTERNATIONAL INC
filed 2010-02-26
CIK 101063

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

Management is responsible for establishing and maintaining adequate internal controls, including a system of internal control over financial reporting as defined in Securities Exchange Act Rule 13a-15(f) that is supported by financial and administrative policies. This system is designed to provide reasonable assurance that the company’s financial records can be relied upon for preparation of its financial statements and that its assets are safeguarded against loss from unauthorized use or disposition.

Management has also designed a system of disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) to ensure that material information relating to the company and its consolidated subsidiaries is made known to the company representatives who prepare and are responsible for the company’s financial statements and periodic reports filed with the Securities and Exchange Commission (“SEC”). The effectiveness of these disclosure controls and procedures is reviewed quarterly by management, including the company’s Chief Executive Officer and Chief Financial Officer. Management modifies these disclosure controls and procedures as a result of the quarterly reviews, when appropriate, or as changes occur in business conditions, operations or reporting requirements. The company’s global internal audit function, which reports to the Audit Committee, participates in the review of the adequacy and effectiveness of controls and compliance with the company’s policies.

Chiquita has published its Core Values and Code of Conduct, which establish high standards for ethical business conduct. The company maintains a helpline, administered by an independent service supplier, that employees and other third parties can use confidentially and anonymously to communicate suspected violations of the company’s Core Values or Code of Conduct, including concerns regarding accounting, internal accounting control or auditing matters. All matters reported through the helpline are reported directly to the Chief Compliance Officer, who reports to the Audit Committee of the Board of Directors, and any significant concerns that relate to accounting, internal accounting control or auditing matters are communicated to the chairman of the Audit Committee of the Board of Directors.

The Audit Committee of the Board of Directors consists solely of directors who are considered independent under applicable New York Stock Exchange rules. One member of the Audit Committee, Howard W. Barker, Jr., has been determined by the Board of Directors to be an “audit committee financial expert” as defined by SEC rules. The Audit Committee reviews the company’s financial statements and periodic reports filed with the SEC, as well as the company’s internal control over financial reporting and its accounting policies. In performing its reviews, the Audit Committee meets periodically with the independent auditors, management and the internal auditors, both together and separately, to discuss these matters.

The Audit Committee engaged PricewaterhouseCoopers LLP, an independent registered public accounting firm, to audit the company’s 2009 and 2008 consolidated financial statements and its internal control over financial reporting and to express opinions thereon. The scope of the audits is set by PricewaterhouseCoopers following review and discussion with the Audit Committee. PricewaterhouseCoopers has full and free access to all company records and personnel in conducting its audits. Representatives of PricewaterhouseCoopers meet regularly with the Audit Committee, with and without members of management present, to discuss their audit work and any other matters they believe should be brought to the attention of the Audit Committee. PricewaterhouseCoopers has issued opinions on the company’s 2009 consolidated financial statements and the effectiveness of the company’s internal control over financial reporting. PricewaterhouseCoopers’ report appears on page 23. Prior to May 22, 2008, the Audit Committee engaged Ernst & Young LLP, an independent registered accounting firm, in the same capacity. Ernst & Young has issued an opinion on the company’s 2007 consolidated financial statements, which appears on page 24.

Management’s Assessment of the Company’s Internal Control over Financial Reporting

The company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2009. Based on management’s assessment, management believes that, as of December 31, 2009, the company’s internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework, as set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ FERNANDO AGUIRRE	/s/ MICHAEL B. SIMS	/s/ LORI A. RITCHEY
Chief Executive Officer	Chief Financial Officer	Chief Accounting Officer

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Chiquita Brands International, Inc. (“CBII”) and its subsidiaries (collectively, “Chiquita,” “the company,” “we” or “us”) operate as a leading international marketer and distributor of high-quality fresh and value-added produce, which is sold under the premium Chiquita® and Fresh Express® brands and other trademarks. We are one of the largest banana distributors in the world and a major supplier of bananas in Europe and North America. In Europe, we are the market leader and obtain a price premium for our Chiquita® bananas, and we hold the No. 2 market position in North America for bananas. In North America, we are the market segment leader and obtain a price premium with our Fresh Express® brand of value-added salads. Our brands are known for the quality, freshness and nutrition associated with a healthy lifestyle and our goal is to take advantage of today’s health and wellness trends by offering even more convenient products and making them available in a wider variety of retail outlets, such as convenience stores and quick-serve restaurants.

In 2009, we generated $90 million of net income compared to a net loss of $329 million in 2008, which included a $375 million ($374 million after-tax) goodwill impairment charge. The significant increase in earnings was primarily due to sustainable improvements in our North American value-added salad operations and lower borrowing costs. The turnaround in our salad operations, combined with the sustainable pricing changes we made in 2008 to turn around our North American banana business, diversifies our consolidated earnings profile and significantly reduces the volatility of our overall results.

In our North American value-added salad operations, we implemented profit improvement and cost reduction initiatives in late 2008, including: rationalizing unprofitable contracts and products; eliminating network inefficiencies resulting from the consolidation of salad processing and distribution facilities; modifying pricing to recover fuel-related cost increases; and improving trade spending and merchandising. These initiatives fundamentally changed the cost structure of the salad operations and were primarily responsible for our significantly improved results.

Operating income in our Banana segment declined in 2009 from 2008 but remained significantly improved from 2007 despite a continuing trend of higher purchased fruit and other sourcing costs. In 2009, we incurred $25 million of incremental costs related to farm flooding in the fourth quarter of 2008, requiring us to purchase replacement banana volume at higher costs and incurring additional fixed costs that were not recovered. In 2008, we incurred $8 million of similar related incremental costs. Affected areas returned to normal production in 2010.

Our debt was $656 million and $697 million at December 31, 2009, and 2008, respectively. We repurchased $38 million of our Senior Notes in 2009 and another $7 million in January and February 2010, which is expected to result in annual interest expense savings of approximately $4 million. We have no debt maturities greater than $20 million in any year prior to 2014 and significant financial covenant flexibility. At December 31, 2009, we had total cash of $121 million and $128 million of available borrowing capacity under our revolving credit facility.

We operate in a highly competitive industry and are subject to significant risks beyond our immediate control. The major risks facing our business include: market prices, product supply cost increases, the impact that the continuing economic downturn may have on consumer behavior, weather and agricultural disruptions and their potential impact on produce quality and supply, consumer concerns about food safety, foreign currency exchange rates and risks of governmental investigations, litigation and other contingencies. We are a defendant in several pending legal proceedings that are described in Note 19 to the Consolidated Financial Statements, where unfavorable outcomes could be material to our results of operations or financial position. We believe that most of our products are well-positioned to continue to withstand the risks of the current global economic environment. Many of our products may have benefited because they are staple food items that provide both convenience and value to consumers. However, a continued weak economy may pressure demand for some of our premium priced products, including Just Fruit in a Bottle and certain value-added salad blends.

Operations

Chiquita reports the following three business segments:

•	Bananas: The Banana segment includes the sourcing (purchase and production), transportation, marketing and distribution of bananas.

•

Salads and Healthy Snacks: The Salads and Healthy Snacks segment includes ready-to-eat, packaged salads, referred to in the industry as “value-added salads”; fresh vegetable and fruit ingredients used in foodservice; processed fruit ingredient products; and healthy snacking products, including our fresh fruit smoothie product, Just Fruit in a Bottle, sold in Europe.

•	Other Produce: The Other Produce segment includes the sourcing, marketing and distribution of whole fresh fruits and vegetables other than bananas.

We do not allocate certain corporate expenses to the reportable segments. These expenses are included in “Corporate.” Business segment performance is evaluated based on operating income from continuing operations. Intercompany transactions between segments are eliminated.

Financial information for each segment follows:

(In thousands)	2009	2008	2007
Net sales:
Bananas	$2,081,510	$2,060,319	$1,833,195
Salads and Healthy Snacks	1,135,504	1,304,904	1,277,218
Other Produce	253,421	244,148	354,290

Total net sales	$3,470,435	$3,609,371	$3,464,703

Segment operating income (loss):
Bananas	$174,416	$181,113	$111,902
Salads and Healthy Snacks[1]	60,377	(399,822)	13,181
Other Produce	5,640	10,128	(5,331)
Corporate	(81,048)	(65,605)	(62,219)
European headquarters relocation	(12,076)	(6,931)	—
Restructuring	—	—	(25,912)

Total operating income (loss)	$147,309	$(281,117)	$31,621

[1]	The operating loss in 2008 included a $375 million ($374 million after-tax) goodwill impairment charge in the Salads and Healthy Snacks segment.

BANANA SEGMENT

In 2009, operating income in our Banana segment declined from 2008, but remained significantly improved from 2007, as North American price increases implemented in 2008 were sustained despite a significant decline in fuel surcharges. Higher pricing in Core European (defined below) and North American markets partially offset lower European exchange rates and higher purchased fruit and temporary transportation costs that resulted from replacing volume lost from flooding in Panama and Costa Rica in the fourth quarter of 2008. This flooding affected approximately 1,300 hectares (3,200 acres) of our owned production, as well as the production of certain of our independent growers. Affected areas returned to normal production in 2010, which we expect will only partially offset continued cost increases for purchased fruit as a result of higher fuel-related costs.

Net sales. Banana segment net sales were $2.1 billion in 2009 and 2008. In 2009, higher local European banana pricing and higher pricing in North America, where price increases from prior periods were sustained, were partially offset by lower average European exchange rates and volumes in the U.K. and France. Net sales for 2008 increased 12% from $1.8 billion in 2007, as a result of higher banana pricing in each of our markets influenced by higher costs, constraints on volume availability and higher average foreign exchange rates in 2008 than 2007.

Operating income: 2009 compared to 2008. Banana segment operating income for 2009 was $174 million, compared to $181 million for 2008. Banana segment operating results declined due to:

•	$45 million from lower average European currency exchange rates, after $8 million in favorable currency hedging results.

•

$29 million higher sourcing and logistics costs, including $25 million of temporary incremental costs related to flooding in Panama and Costa Rica in the fourth quarter of 2008 compared to $8 million of costs in 2008 as a result of purchasing replacement banana volume and fixed costs that were not recovered.

•	$10 million from lower volume in Core Europe, as we chose not to renew contracts for low-margin sales, particularly in the U.K. and France.

These declines were partially offset by:

•	$32 million from higher pricing in Europe, the Mediterranean and the Middle East.

•	$28 million from higher pricing in North America.

•	$7 million from higher pricing and volumes in Asia as well as favorable Yen exchange rates, prior to the sale of our interest in the Asia JV (see below).

•	$6 million from lower marketing and innovation costs; decreases in Europe more than offset increases in North America.

•

$4 million pre-tax gain from the January 2009 sale of our operations in the Ivory Coast. (An additional income tax benefit related to the sale is included in “Income tax benefit” in the Consolidated Statements of Income.) See further discussion in Note 3 to the Consolidated Financial Statements.

The presentation of price and volume data in the Banana segment has been adjusted to be more consistent with our internal analysis following the sale of our interest in our former Asia JV (defined below). Our banana sales volumes1 in 40-pound box equivalents were as follows:

(In millions, except percentages)	2009	2008	% Change
North America	63.3	62.2	1.8%
Europe and the Middle East
Core Europe[2]	44.5	49.2	(9.6)%
Mediterranean and Middle East[3]	24.1	15.4	56.5%

Total	131.9	126.8	4.0%

The following table shows year-over-year favorable (unfavorable) percentage changes in our banana prices and banana volume for 2009 compared to 2008:

	Q1	Q2	Q3	Q4	Year
Banana Prices

North America[4]	16.7%	0.1%	(0.2%)	0.6%	3.8%

Core Europe[2]
U.S. dollar basis[5]	(13.4)%	0.3%	3.0%	12.5%	(0.4)%
Local currency	(1.3)%	15.7%	9.7%	0.9%	5.2%

Banana Volume

North America	(1.3)%	0.0%	2.6%	3.8%	1.8%

Europe and the Middle East

Core Europe[2]	(5.6)%	(7.1)%	(15.5)%	(11.3)%	(9.6)%

Mediterranean and Middle East[3]	10.0%	37.1%	61.1%	94.3%	56.5%

[1]	Volume sold includes all banana varieties, such as Chiquita to Go, Chiquita minis, organic bananas and plantains.
[2]	Core Europe includes the 27 member states of the European Union, Switzerland, Norway and Iceland. Bananas are primarily sold in euros in Core Europe.
[3]	Mediterranean markets are mainly European and Mediterranean countries that do not belong to the European Union. Prior period figures include reclassifications for comparative purposes.
[4]	North America pricing includes fuel-related and other surcharges.
[5]	Prices on a U.S. dollar basis do not include the impact of hedging.

The average spot and hedged euro exchange rates were as follows:

	Year Ended Dec. 31,
(Dollars per euro)	2009	2008	% Change
Euro average exchange rate, spot	$1.39	$1.47	(5.4)%
Euro average exchange rate, hedged	1.38	1.45	(4.8)%

We have entered into euro put option contracts to reduce the negative cash flow and earnings impact that any significant decline in the value of the euro would have on the conversion of euro-based revenue into U.S. dollars. Put options, which require an upfront premium payment, can reduce the negative cash flow and earnings impact of a significant future decline in the value of the euro, without limiting the benefit of a stronger euro. Foreign currency hedging costs charged to the Consolidated Statements of Income were $1 million and $9 million in 2009 and 2008, respectively. These costs related primarily to hedging our net cash flow exposure to fluctuations in the U.S. dollar value of our euro-denominated sales. At December 31, 2009, unrealized net losses of $3 million on the company’s purchased euro put options were deferred in “Accumulated other comprehensive income of continuing operations,” which will be reclassified to net income, if realized, in the next twelve months.

To minimize the volatility that changes in fuel prices could have on the operating results of our core shipping operations, we also enter into hedge contracts to lock in prices of future bunker fuel purchases. At December 31, 2009, unrealized net gains of $4 million on the company’s bunker fuel forward contracts were deferred in “Accumulated other comprehensive income of continuing operations,” including net losses of $4 million which will be reclassified to net income, if realized, in the next twelve months. Further discussion of hedging risks can be found under the caption “Market Risk Management – Financial Instruments” below.

EU Banana Import Regulation. Since 2006, bananas imported into the European Union (“EU”) from Latin America, our primary source of fruit, have been subject to a tariff of €176 per metric ton. Banana imports from African, Caribbean, and Pacific sources are allowed to enter the EU tariff-free (since January 2008, in unlimited quantities). Following several successful legal challenges to this EU import arrangement in the World Trade Organization (“WTO”), the EU and 11 Latin American countries initialed the WTO “Geneva Agreement on Trade in Bananas” (“GATB”) in December 2009, under which the EU agreed to reduce its tariff on Latin American bananas in stages, starting with a new rate of €148 per metric ton in 2010 and ending with a rate of €114 per metric ton by 2017 or, at the latest, 2019. That same day, the EU also initialed a WTO agreement with the United States, under which it agreed not to reinstate WTO-illegal tariff quotas, quotas, or licenses on banana imports.

Several steps must be completed before the EU’s €176 per metric ton tariff is reduced and the WTO banana agreements become legally enforceable. The agreements must first be approved by the European Council, representing the 27 member countries of the EU, and then be signed by the parties to the agreements. Once all parties have signed, the EU will “provisionally” reduce its border tariff from €176 per metric ton to €148 per metric ton for the remainder of 2010, and importers will be entitled to receive a refund for the difference between the €176 and €148 per metric ton rates on those volumes they cleared through EU customs between December 2009 and the date the agreements are signed. The agreements must then be ratified by the European Parliament and, as necessary, the legislatures of the Latin American parties. Formal WTO approval procedures are also needed before the tariff cuts become legally enforceable.

If the GATB is properly implemented, each €10 per metric ton reduction in the EU’s banana tariff rate would equate to a direct reduction in our tariff costs of approximately $11 million per year; however, any net benefit from these reductions will depend on competitive dynamics and pricing impacts in the market. We expect to benefit more than other competitors because we are the market leader in Europe and because nearly all of our current shipments to the EU are subject to the €176 per metric ton rate.

In another possible regulatory development, the EU is now negotiating Free Trade Area (“FTA”) agreements with Colombia, Peru and Central American countries that are expected to establish special EU tariff and possible non-tariff measures on banana imports from Latin American parties. The negotiations are currently scheduled to conclude in 2010. Any new FTA agreements would need to be approved by the European Parliament and Latin American legislatures before they take effect. There is no way of knowing what banana measures will finally be approved in these FTAs, when or whether the FTAs will be implemented and what, if any, impact they will have on our operations.

Sale of Interest in Asia Joint Venture. For the past several years, we have operated in Asia primarily through the Chiquita-Unifrutti joint venture (“Asia JV”), which was primarily engaged in the distribution of fresh bananas and pineapples from the Philippines to markets in the Far and Middle East. In August 2009, we sold our 50% interest in the Asia JV to our former joint venture partner. In connection with the sale, we entered into new long-term agreements with our former joint venture partner for (a) shipping and supply of bananas sold in the Middle East and (b) licensing of the Chiquita brand for sales of whole fresh bananas and pineapples in Japan and Korea. As a result, sales and costs of selling Chiquita bananas in the Middle East will now be fully reflected in our Consolidated Income Statements and we will receive a more predictable income stream from Japan and Korea. The sale proceeds included $4 million of cash, a $58 million note that is receivable in installments over 10 years and certain contingent consideration. Approximately $13 million of the note had been received by December 31, 2009. Prior to the sale, we had accounted for our investment in the Asia JV using the equity method. See Note 3 to the Consolidated Financial Statements for further information.

Operating income: 2008 compared to 2007. Banana segment operating income for 2008 was $181 million, compared to $112 million for 2007. See Note 3 of the Consolidated Financial Statements for detail of discontinued operations that were formerly included in the Banana segment. Banana segment operating results were positively affected by:

•	$167 million from improved pricing in North America.

•	$61 million benefit from higher average European currency exchange rates.

•	$42 million from improved local banana pricing in Core Europe.

•	$27 million from improved pricing in the Mediterranean and the Middle East. The Middle East was primarily served through joint ventures.

•	$6 million from improved local pricing in Asia, which we served through joint ventures.

•	$7 million of lower brand support and innovation costs.

These improvements were partially offset by:

•

$211 million of cost increases for purchased fruit, owned banana production, discharging and inland transportation, bunker fuel and ship charters, and fertilizers, net of $16 million from cost savings programs other than the 2007 restructuring and $9 million of higher hedging gains offsetting higher fuel costs.

•	$17 million from lower volume, primarily in Core Europe.

•	$8 million of incremental sourcing and logistics costs due to flooding in Panama and Costa Rica in late 2008.

•	$3 million impairment charge related to the closure of a U.K. ripening facility.

•	$3 million of incremental logistics costs related to Hurricanes Gustav and Ike and Tropical Storm Kyle.

SALADS AND HEALTHY SNACKS SEGMENT

In 2009, we achieved sustainable improvements in our North American value-added salad operations that significantly improved operating income for the Salads and Healthy Snacks segment and reversed prior trends as a result of initiatives implemented in late 2008. These operating improvements were achieved despite continuing expansion of private label products in grocery retail, especially in lower-priced products. Our profit improvement and cost reduction initiatives for the salad operations included rationalizing unprofitable contracts and products, eliminating network inefficiencies resulting from the consolidation of salad processing and distribution facilities, modifying pricing to recover fuel-related cost increases, and improving trade spending and merchandising. As part of these initiatives, we elected not to renew contracts with certain foodservice customers who were unwilling to accept price increases and, as a result, our foodservice volume and sales declined significantly in 2009. Also, in the fourth quarter of 2009, we began a national advertising campaign for our value-added salads after test markets showed sales increases of Fresh Express branded salads after the advertising. We expect to continue the national advertising throughout 2010.

During the second half of 2008, and particularly in the fourth quarter, the salad operations were impacted by slower category growth and higher product supply costs, including temporary inefficiencies during the consolidation of salad processing and distribution facilities. The lower operating performance of the salad operations in 2008, along with slower growth expectations, negative category volume trends and a decline in market values resulting from weakness in the general economy as well as the financial markets, led to a $375 million goodwill impairment charge in the fourth quarter of 2008.

In 2009, we also reduced start up losses of Just Fruit in a Bottle, our fresh fruit smoothie product sold in Europe. Total operating losses incurred in the successful expansion of Just Fruit in a Bottle were $22 million, $26 million and $16 million in 2009, 2008 and 2007, respectively. Just Fruit in a Bottle has expanded into 13 countries and is the number one brand in most markets served. We expect further operating loss reductions for Just Fruit in a Bottle in 2010.

Net sales. Salads and Healthy Snacks segment net sales decreased 13% to $1.1 billion in 2009, compared to $1.3 billion in 2008. The decline in sales primarily resulted from reductions in foodservice volume in North America due to discontinuing products and contracts that were not sufficiently profitable, as described above. As we continue to target profitability rather than volume, our sales may continue to decline slightly in 2010, although we expect to remain market leaders. Net sales for 2008 increased 2% from $1.3 billion in 2007.

Operating income: 2009 compared to 2008. The Salads and Healthy Snacks segment had operating income of $60 million in 2009, compared to an operating loss of $400 million in 2008. Salads and Healthy Snacks segment operating results improved due to:

•	$375 million goodwill impairment charge recorded in the fourth quarter of 2008 which did not recur in 2009.

•	$45 million of lower costs primarily from improved network efficiencies.

•	$32 million of lower commodity inputs, such as fuel and packaging material costs.

•	$11 million of lower selling, general, administrative and innovation costs, including business reorganization initiatives.

•	$5 million in lower operating losses from the expansion of the Just Fruit in a Bottle line of products.

•	$5 million of improved results in processed fruit ingredients.

•	$4 million in favorable pricing in North American Salads and Healthy Snacks.

These items were partly offset by:

•	$14 million from lower volume, primarily unprofitable foodservice products.

•	$7 million of incremental marketing investment.

Volume and pricing for Fresh Express-branded retail value-added salads was as follows:

(In millions, except percentages)	2009	2008	% Change

Volume (12-count cases)	63.4	64.3	(1.4)%
Pricing			0.4%

Operating income: 2008 compared to 2007. The Salads and Healthy Snacks segment had an operating loss of $400 million in 2008, compared to operating income of $13 million in 2007. Salads and Healthy Snacks segment operating results were adversely impacted by:

•	$375 million goodwill impairment charge in the fourth quarter of 2008.

•	$25 million due to increases in fuel and raw product costs in salad operations.

•	$18 million of increased production and transportation costs, primarily related to temporary inefficiencies during the consolidation of salad processing and distribution facilities.

•	$10 million of incremental operating losses during the year in the continued successful geographic expansion of the Just Fruit in a Bottle line of products.

•	$3 million of increased brand development, marketing and innovation spending in North American salads.

•	$2 million of increased sourcing costs associated with the industry-wide FDA warning on raw red tomatoes, although no contamination was linked to our products.

These adverse items were offset in part by:

•	$14 million of net higher pricing in U.S. retail value-added salads and foodservice.

•	$6 million less in costs from a freeze that affected lettuce sourcing in 2007, which did not recur.

OTHER PRODUCE SEGMENT

Other Produce results represent continuing operations. Before its sale in August 2008, Atlanta AG (“Atlanta”) generated the majority of Other Produce sales. Atlanta was our German distribution business and is presented as “discontinued operations” as further described in Note 3 to the Consolidated Financial Statements.

Net sales. Other Produce segment net sales increased to $253 million in 2009, compared to $244 million in 2008. Other Produce segment net sales declined in 2008 from $354 million in 2007. The decrease was due primarily to the elimination of both local sales from previously owned operations in Chile and lower-margin sales of Mexican-sourced vegetables.

Operating income: 2009 compared to 2008. In the Other Produce segment, operating income decreased to $6 million in 2009 compared to $10 million in 2008 due to lower margins and volume on certain produce items, such as melons and grapes.

Operating income: 2008 compared to 2007. In the Other Produce segment, operating income for 2008 was $10 million, compared to an operating loss of $5 million in 2007. The improvement was primarily from $10 million of charges to exit our Chilean operations in 2007, which did not repeat in 2008.

Seasonal advances: We sometimes provide growers of non-banana produce pre-shipment advances that are repaid when the produce is harvested and sold. These advances are usually short-term in nature. We generally require property liens and pledges of the season’s produce as collateral to support the advances. Seasonal advances to these growers were $81 million and $73 million, net of allowances, at December 31, 2009 and 2008, respectively. Occasionally, we agree to a payment plan or take steps to recover advances through the enforcement of liens or pledges. As of December 31, 2009, $13 million of these advances were classified as long-term according to payment plans, which resulted in the increase in seasonal advances.

CORPORATE

2009 compared to 2008. Corporate expenses increased to $81 million in 2009 from $66 million in 2008 primarily due to increased incentive compensation accruals and costs associated with workforce reductions during the first quarter in 2009.

2008 compared to 2007. Corporate expenses increased to $66 million in 2008 from $62 million in 2007 primarily due to higher legal fees and higher incentive compensation accruals in 2008, which were partially offset by improvements due to savings from the 2007 business restructuring plan and the absence of a $3 million charge in 2007 related to a settlement of U.S. antitrust litigation.

EUROPEAN HEADQUARTERS RELOCATION

During the fourth quarter of 2008, we committed to relocate our European headquarters from Belgium to Switzerland to optimize our long-term tax structure. The relocation affected approximately 100 employees and was complete at December 31, 2009. The relocation did not affect employees in sales offices, ports and other field offices throughout Europe. We incurred relocation costs of approximately $12 million and $7 million in 2009 and 2008, respectively. See Note 4 to the Consolidated Financial Statements for further information about our relocation and restructuring activities.

RESTRUCTURING

In the fourth quarter of 2007, we implemented a restructuring plan designed to improve profitability by consolidating operations and simplifying our overhead structure to improve efficiency, stimulate innovation and enhance focus on customers and consumers. The restructuring plan eliminated approximately 170 management positions worldwide and more than 700 other full-time positions, most of which were in two processing and distribution facilities closed in the first quarter of 2008. We also discontinued our line of fresh-cut fruit bowls in the first quarter 2008. The restructuring was substantially complete at December 31, 2007 and resulted in a $26 million charge in the fourth quarter of 2007, including $14 million of one-time termination benefits and $12 million of asset write downs.

INTEREST EXPENSE AND INCOME

Interest expense was $62 million, $81 million and $86 million in 2009, 2008 and 2007, respectively. Interest expense includes deferred financing fee write-offs of $9 million in 2008 as a result of refinancing our credit facility and $2 million in 2007 as a result of selling our shipping fleet and subsequent repayment of debt. Interest expense decreased in 2009 compared to 2008 primarily due to reductions in debt and to a lower average LIBOR applicable to our Credit Facility, described in “Liquidity and Capital Resources” below. Interest expense decreased in 2008 compared to 2007 despite the write-offs, due to lower borrowings in 2008, lower average LIBOR applicable to the Credit Facility and the replacement of a portion of term loan borrowings with the 4.25% Convertible Senior Notes (“Convertible Notes”).

As described more fully in Note 10 to the Consolidated Financial Statements, we repurchased $38 million of our Senior Notes in the open market in 2009, and another $7 million in January and February 2010, which we expect to result in $4 million of annual interest savings. Repurchases of $91 of our Senior Notes in 2008 resulted in annual interest expense savings of approximately $8 million.

As also described more fully in Note 10 to the Consolidated Financial Statements, we adopted new accounting standards effective January 1, 2009 that retrospectively changed our accounting method for the Convertible Notes. The new accounting standards required us to decrease the carrying amount of the debt and to increase interest expense and equity. Incremental interest expense was $7 million and $5 million in 2009 and 2008, respectively; however, the new accounting standards do not change the cash paid for interest, which is based on the 4.25% coupon rate.

Interest income was $6 million, $7 million and $10 million in 2009, 2008 and 2007, respectively.

OTHER INCOME AND EXPENSE

Other income in 2008 included a $14 million gain from repurchasing Senior Notes at a discount in the open market with proceeds from the sale of Atlanta. The gain is after related deferred financing fee write-offs. Additional Senior Notes were purchased near par in 2009, and after related deferred financing fee write-offs resulted in a loss of less than $1 million. Other income in 2008 also included $9 million, $6 million net of income tax, from the resolution of claims and the receipt of refunds of certain non-income taxes paid between 1980 and 1990 in Italy.

INCOME TAXES

Our effective tax rate varies from period to period due to the level and mix of income among various domestic and foreign jurisdictions in which we operate. A substantial portion of our taxable earnings are from foreign operations that are taxed in jurisdictions at a net effective rate lower than the U.S. statutory rate. No U.S. taxes have been accrued on foreign earnings because such earnings have been or are expected to be permanently invested in foreign operations. We have not historically generated U.S. federal taxable income on an annual basis; however, we generated U.S. federal taxable income in 2009, which was fully offset by the utilization of net operating loss carryforwards (“NOLs”). Even though NOLs have been utilized, our remaining NOLs continue to have full valuation allowances. If in the future, we demonstrate a trend of taxable income and an expectation that we will utilize our deferred tax assets, some or all of the valuation allowance may be released through “Income tax (expense) benefit” in the Consolidated Statements of Income.

Income taxes from continuing operations were a net benefit of less than $1 million and $2 million in 2009 and 2008, respectively, and a net expense of $1 million in 2007. Income taxes included benefits of

$16 million, $17 million and $14 million for 2009, 2008 and 2007, respectively, due to the resolution of tax contingencies and the release of valuation allowances. Approximately $4 million of the gross income tax benefits in 2009 related to the sale of our operations in the Ivory Coast.

See Note 15 to the Consolidated Financial Statements for further information about our income taxes and valuation allowances.

OTHER SIGNIFICANT TRANSACTIONS AND EVENTS

Sale of Asia JV. As described in the “Bananas Segment” above, we sold our 50% interest in the Asia JV in August 2009 to our former joint venture partner.

Sale of Ivory Coast Operations. In January 2009, we sold our operations in the Ivory Coast. The sale resulted in a pre-tax gain of $4 million included in “Cost of sales,” including realization of $11 million of cumulative translation gains. Income tax benefits of approximately $4 million were recognized related to these operations.

Sale of Atlanta AG – Discontinued Operations. In August 2008, we sold our subsidiary, Atlanta, for aggregate consideration of (i) €65 million ($97 million), of which €6 million ($8 million) was held in escrow through February 2010 to secure any of our potential obligations under the agreement, and (ii) contingent consideration based on future performance criteria. In connection with the sale, we contracted with Atlanta to continue to serve as our preferred supplier of banana ripening and distribution services in Germany, Austria and Denmark for at least five years. In 2008, we recognized a net gain of less than $1 million in discontinued operations and a $2 million income tax benefit to continuing operations from the reversal of certain valuation allowances from the sale and related services agreement. In 2009, we recorded $1 million of expense in discontinued operations based on new information about our potential indemnity obligations under the agreement. Further information on the transaction, including summary financial information for these discontinued operations, can be found in Note 3 to the Consolidated Financial Statements.

Refinancing Activities. From 2007 through 2009, we took a number of steps to reduce debt, extend debt maturities, and obtain more flexible covenants. We repurchased $129 million of our Senior Notes, entered into a new senior secured credit facility that replaced the remaining portions of a previous credit facility and generated cash to repay debt with the Convertible Notes and the sale-leaseback of our ships. As a result of these transactions, our debt maturities are no more than $20 million in any year prior to 2014 and our financial covenants are more flexible. Further information regarding our debt and financing activities is in “Liquidity and Capital Resources” below and in Note 10 to the Consolidated Financial Statements.

Sale-Leaseback of Shipping Fleet. In June 2007, we sold our twelve refrigerated cargo ships and related spare parts for $227 million. As part of the transaction, we leased back eleven of the ships through 2014, with options for up to an additional five years, and the twelfth ship through 2010, with an option for up to an additional two years. The transaction generated cash to repay approximately $210 million of debt and also extended debt maturities that otherwise would have had minimum principal repayment obligations of $16-54 million annually through 2012.

The sale-leaseback of the ships resulted in a net gain of approximately $102 million, which was deferred and is being amortized to “Cost of sales” in the Consolidated Statements of Income over the initial leaseback periods, at a rate of approximately $15 million per year. The resulting reduction in depreciation expense is approximately $11 million annually. The transaction did not impact our fuel exposure, as we continue to purchase fuel used by these ships throughout their lease periods. See Note 3 to the Consolidated Financial Statements for further information on the transaction.

Sale of Chilean Assets. In the fourth quarter of 2007, we sold three plants and other assets in Chile for approximately $10 million of cash proceeds, resulting in a $3 million net gain, and in the first quarter of 2008, we sold our remaining farm in Chile for approximately $1 million in cash. In conjunction with the sale of these assets, we recorded inventory write-downs and severance and other costs in 2007 totaling $7 million, which were included in “Cost of sales” in the Consolidated Statement of Income. Previously, we had exited certain unprofitable farm leases in Chile, resulting in charges of approximately $6 million in the first quarter of 2007. We are continuing to purchase produce from independent growers in Chile.

Liquidity and Capital Resources

We believe that our cash level, cash flow generated by operating subsidiaries and borrowing capacity will provide sufficient cash reserves and liquidity to fund our working capital needs, capital expenditures and debt service requirements. We are in compliance with the financial covenants of our credit facility and expect to remain in compliance for more than twelve months from the date of this filing. We have debt maturities of no more than $20 million in any year prior to 2014. At December 31, 2009, we had a cash balance of $121 million, no borrowings were outstanding under our revolving credit facility and $22 million of credit availability was used to support issued letters of credit, leaving $128 million of credit available. We typically use our Revolver in the first and second quarters to finance seasonal working capital demands; in 2008 we borrowed and repaid $38 million under the Revolver. Our cash position at the end of 2009 will be used to fund seasonal working capital needs in the first and second quarters of 2010, and we expect to borrow significantly less, if any, under our Revolver than in 2009.

Total debt consists of the following:

	December 31,
(In thousands)	2009	2008

Parent Company:
7 1/2% Senior Notes, due 2014	$167,083	$195,328
8 7/8% Senior Notes, due 2015	179,185	188,445
4.25% Convertible Notes, due 2016	127,138	120,385
Subsidiaries:
Credit Facility Term Loan	182,500	192,500
Other	163	653

Total debt	$656,069	$697,311

We continue to focus on debt reduction as a strategic goal. In 2007, 2008 and 2009 we strengthened our balance sheet and liquidity position through a series of refinancing activities that reduced debt, extended debt maturities, reduced interest payments and obtained substantially more flexible covenants under a new credit facility. Our financing activity is more fully described in Notes 3 and 10 to the Consolidated Financial Statements.

•	In addition to our debt service requirements, we repurchased a total of $136 million of Senior Notes in the open market from 2008 through February 2010. From September 2009 through February 2010, we repurchased $45 million of Senior Notes with operating cash flow. These repurchases resulted in a small extinguishment loss, after the related write-off of deferred financing fees and transaction costs. In 2008, we repurchased $91 million of Senior Notes at a discount in the open market with the $75 million net proceeds from the sale of Atlanta (see Note 3 to the Consolidated Financial Statements), resulting in an extinguishment gain of approximately $14 million, after deferred financing fee write-offs and transaction costs. These repurchases did not affect the financial maintenance covenants of the Credit Facility (defined below) because the

Senior Notes were repurchased by CBL, our main operating subsidiary, as a permitted investment under the terms of the Credit Facility. Although these repurchased Senior Notes were not legally retired, we do not intend to resell any of them. See further discussion of the Senior Note repurchases in Note 10 to the Consolidated Financial Statements.

•

In March 2008, CBII and CBL, our main operating subsidiary, entered into a $350 million senior secured credit facility (“Credit Facility”) with a syndicate of banks. The Credit Facility matures in 2014 and consists of a $200 million senior secured term loan (the “Term Loan”) and a $150 million senior secured revolving credit facility (the “Revolver”). The Credit Facility replaced the remaining portions of our previous credit facility (“CBL Facility”) and contains two financial maintenance covenants, which provide substantially greater flexibility than those in the previous CBL Facility. The covenants in the Credit Facility require us to maintain CBL’s leverage ratio (debt divided by EBITDA, as each is defined in the Credit Facility) at or below 3.50x and to maintain CBL’s fixed charge coverage ratio (the sum of CBL’s EBITDA plus Net Rent divided by Fixed Charges, as each is defined in the Credit Facility) at or above 1.15x, for the life of the facility. Earnings before interest, taxes, depreciation and amortization (“EBITDA”), as defined in the Credit Facility, excludes certain non-cash items including stock compensation and impairments, such as the goodwill impairment charge in 2008. Fixed Charges includes interest payments and distributions by CBL to CBII other than for normal overhead expenses and Net Rent. Net Rent expense excludes the estimated portion of ship charter costs that represents normal vessel operating expenses. Debt for purposes of the leverage covenant includes subsidiary debt plus letters of credit outstanding. The Revolver contains a $100 million sub-limit for letters of credit, subject to a $50 million sub-limit for non-U.S. currency letters of credit. As of February 19, 2010, the variable interest rate on the Term Loan was LIBOR plus a margin of 3.75%, or 4.00% and if there were borrowings under the Revolver, the variable interest rate would be LIBOR plus a margin of 3.00%.

•

In February 2008, we issued $200 million of 4.25% Convertible Notes, which provided approximately $194 million in net proceeds that were used to repay term loan and revolving debt under the CBL Facility. The Convertible Notes mature August 15, 2016 and are unsecured, unsubordinated obligations of CBII, the parent company, and rank equally with the 7 1/2% Senior Notes and the 8 7/8% Senior Notes. The Convertible Notes pay interest semi-annually at a rate of 4.25% per annum, beginning August 15, 2008. Under the circumstances described in Note 10 to the Consolidated Financial Statements, the Convertible Notes are convertible at an initial conversion rate of 44.5524 shares of common stock per $1,000 in principal amount of the Convertible Notes, equivalent to an initial conversion price of approximately $22.45 per share of Chiquita common stock. Upon conversion, the Convertible Notes may be settled in shares, in cash or any combination thereof, at our option. Although we initially reserved 11.8 million shares for issuance upon conversions of the Convertible Notes, our current intent and policy is to settle any conversion in a cash amount equal to the principal portion together with shares of common stock to the extent that our obligation exceeds such principal portion.

As described more fully in Note 10 to the Consolidated Financial Statements, we adopted new accounting standards, effective January 1, 2009, which retrospectively changed our accounting method for the Convertible Notes. The new accounting standards required us to decrease the carrying amount of the debt and to increase interest expense and equity. Incremental interest expense as a result of the adoption was $7 million and $5 million in 2009 and 2008, respectively; however, this does not change our obligations under the Convertible Notes or the cash paid for interest, which is based on the 4.25% coupon rate.

•	In the second and third quarters of 2007, cash proceeds from the sale-leaseback of our ships were used to repay approximately $210 million of debt, including $57 million of revolving credit borrowings, $90 million of debt associated with the ships and $64 million of term loan debt under the previous CBL Facility. We reinvested the remaining $12 million of net proceeds into qualifying investments, which we would have otherwise been obligated to use to repay amounts outstanding under the CBL Facility.

The following table summarizes our contractual obligations for future cash payments at December 31, 2009:

(In thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt:
Parent company	$546,268	$—	$—	$167,083	$379,185
Subsidiaries	182,663	17,607	40,046	125,010	—
Interest on debt[1]	236,304	44,009	85,668	77,529	29,098
Operating leases	428,764	146,378	183,627	74,664	24,095
Pension and severance obligations[3]	89,085	11,126	20,395	18,254	39,310
Purchase commitments[2,3]	1,928,331	745,243	741,975	254,063	187,050
Other[3]	42,212	11,519	18,558	11,494	641

	$3,453,627	$975,882	$1,090,269	$728,097	$659,379

[1]

Estimating future cash payments for interest on debt requires significant assumptions. Amounts in the table reflect LIBOR of 0.25% plus a margin of 3.75% on the term loan under the Credit Facility for all future periods. Principal repayments include only scheduled maturities, and the full $200 million principal of our Convertible Senior Notes due 2016 was included. The table does not include interest on any borrowings under the Revolver to fund working capital needs.

[2]

Our purchase commitments consist primarily of long-term contracts to purchase bananas, lettuce and other produce from third-party producers. The terms of these contracts set the price for the purchased fruit for one to ten years; however, many of these contracts are subject to price renegotiations every one to two years. Therefore, we are only committed to purchase the produce at the contract price until the renegotiation date. Purchase commitments included in the table are based on the current contract price and the estimated volume we are committed to purchase until the next renegotiation date. These purchase commitments represent normal and customary operating commitments in the industry.

[3]	Obligations in foreign currencies are calculated using the December 31, 2009 exchange rates.

Cash and equivalents were $121 million and $77 million at December 31, 2009 and 2008, respectively, and are comprised of either bank deposits or amounts invested in money market funds.

Operating cash flow was $135 million, $8 million and $65 million in 2009, 2008 and 2007, respectively. The increase in operating cash flow from 2008 to 2009 was primarily due to changes in operating results and from sustainable process improvements to better control timing of payments and pursue collections of receivables. The decline in operating cash flow from 2007 to 2008 was primarily due to decreases in accounts payable and increases in grower advances to secure new growers of certain Other Produce items.

Capital expenditures were $68 million, $63 million and $63 million for 2009, 2008 and 2007, respectively. We expect slightly higher capital expenditures in 2010, as we continue to invest in our salads business.

Depending on fuel prices, we can have significant obligations under our bunker fuel hedging arrangements, although we would expect any liability from these arrangements to be offset by lower fuel costs. At December 31, 2009, our bunker fuel forward contracts were an asset of $6 million compared to a liability of $79 million at December 31, 2008. The ultimate amount due or receivable will depend upon fuel prices at the dates of settlement. See “Market Risk Management – Financial Instruments” below and Note 11 to the Consolidated Financial Statements for further information about our hedging activities. We expect operating cash flows will be sufficient to cover our hedging obligations, if any.

We face certain contingent liabilities which are described in Note 19 to the Consolidated Financial Statements; in accordance with generally accepted accounting practices, reserves have not been established for most of the items which are ongoing matters. It is possible, that in future periods we could have to pay fines, penalties or damages with respect to one or more of these matters, the exact amount of which would be at the discretion of the applicable court or regulatory body. We presently expect that we would use existing cash resources to satisfy any such liabilities; however, depending on the size and timing of any such liability, it could have a material adverse effect on our financial position or results of operations and we could need to explore additional sources of financing, the availability and terms of which would be dependent on prevailing market and other conditions.

We have not made dividend payments since 2006, and any future dividends would require approval by the board of directors. Under the Credit Facility, CBL may distribute cash to CBII, the parent company, for routine CBII operating expenses, interest payments on CBII’s 7 1/2% and 8 7/8% Senior Notes and its Convertible Notes and payment of certain other specified CBII liabilities (“permitted payments”). CBL may distribute cash to CBII for other purposes, including dividends, if we are in compliance with the covenants and not in default under the Credit Facility. At December 31, 2009, distributions to CBII, other than for permitted payments, were limited to approximately $125 million annually.

Market Risk Management – Financial Instruments

HEDGING INSTRUMENTS

Our products are distributed in nearly 80 countries. International sales are made primarily in U.S. dollars and major European currencies. We reduce currency exchange risk from sales originating in currencies other than the U.S. dollar by exchanging local currencies for dollars promptly upon receipt. We further reduce our currency exposure for these sales by purchasing euro put option contracts to hedge the dollar value of our estimated net euro cash flow exposure up to 18 months into the future. These put option contracts allow us to exchange a certain amount of euros for U.S. dollars at either the exchange rate in the option contract or the spot rate. At February 18, 2010, we had hedging coverage for approximately one-third of our expected net exposure for 2010 at a rate of $1.39 per euro.

Our shipping operations are exposed to the risk of rising fuel prices. To reduce the risk of rising fuel prices, we enter into bunker fuel forward contracts (swaps) that allow us to lock in fuel prices up to three years in the future. Bunker fuel forward contracts can offset increases in market fuel prices or can result in higher costs from declines in market fuel prices, but in either case reduce the volatility of changing fuel prices in our results. At February 18, 2010, we had hedging coverage for approximately three-fourths of our expected fuel purchases through 2011 at average bunker fuel swap rates of $495 and $439 per metric ton in 2010 and 2011, respectively, hedging coverage for approximately one-third of our expected fuel purchases in 2012 at average bunker fuel swap rates of $454 per metric ton and hedging coverage for approximately one-fifth of our expected fuel purchases in the first quarter of 2013 at average bunker fuel swap rates of $458 per metric ton.

We carry hedging instruments at fair value on our Consolidated Balance Sheets, with potential gains and losses deferred in “Accumulated other comprehensive income of continuing operations” until the hedged transaction occurs (the euro sale or fuel purchase to which the hedging instrument was intended to apply) to the extent that the hedges are effective. At December 31, 2009, the fair value of the foreign currency options and bunker fuel forward contracts was a net asset of $13 million. At December 31, 2008, the fair value of the foreign currency options and bunker fuel forward contracts was a net liability of $32 million. A hypothetical 10% increase in the euro currency rates would have resulted in a decline in fair value of the euro put options of approximately $6 million at December 31, 2009. However, we expect that any loss on these put options would be more than offset by an increase in the dollar realization of the underlying sales denominated in foreign currencies. A hypothetical 10% decrease in bunker fuel rates would result in a decline in fair value of the bunker fuel forward contracts of approximately $22 million at December 31, 2009. However, we expect that any decline in the fair value of these contracts would be offset by a decrease in the cost of underlying fuel purchases.

See Notes 1 and 11 to the Consolidated Financial Statements for additional discussion of our hedging activities. See “Critical Accounting Policies and Estimates” below and Note 12 to the Consolidated Financial Statements for additional discussion of fair value measurements, as it relates to our hedging instruments.

DEBT INSTRUMENTS

We are exposed to interest rate risk on our variable rate debt, which is comprised primarily of outstanding balances under our Credit Facility. We had approximately $183 million of variable rate debt at December 31, 2009 (see Note 10 to the Consolidated Financial Statements). A 1% change in interest rates would result in a change to interest expense of approximately $2 million annually.

We have $546 million principal balance of fixed-rate debt, which includes the 7 1/2% Senior Notes due 2014, the 8 7/8% Senior Notes due 2015 and the 4.25% Convertible Senior Notes due 2016. The $200 million principal balance of the Convertible Notes is greater than their $127 million carrying value due to the adoption of new accounting standards as described in Note 10 to the Consolidated Financial Statements. Although the Consolidated Balance Sheets do not present debt at fair value, a hypothetical 0.50% increase in interest rates would have resulted in a decline in the fair value of our fixed-rate debt of approximately $14 million at December 31, 2009.

Off-Balance Sheet Arrangements

Other than operating leases and non-cancelable purchase commitments in the normal course of business, we do not have any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Our significant accounting policies are summarized in Note 1 to the Consolidated Financial Statements. The additional discussion below addresses only our most significant judgments:

REVIEWING THE CARRYING VALUES OF GOODWILL AND INTANGIBLE ASSETS

Impairment reviews are highly judgmental and involve the use of significant estimates and assumptions, which have a significant impact on whether there is potential impairment and the amount of any impairment charge recorded. Estimates of fair value involve estimates of discounted cash flows and are dependent upon discount rates and long-term assumptions regarding future sales, margin trends, market conditions and cash flow, from which actual results may differ.

Goodwill. Our $177 million of goodwill at December 31, 2009 relates to our salad operations, Fresh Express. We review goodwill for impairment annually each fourth quarter or more frequently if circumstances indicate the possibility of impairment. The 2009 review did not indicate impairment; however, as a result of the 2008 review, we recorded a $375 million ($374 million after-tax) impairment charge. During the second half of 2008 and particularly in the fourth quarter, Fresh Express performed below prior periods and management expectations. Fresh Express’ lower 2008 operating performance along with slower growth expectations, negative category volume trends and a decline in market values resulting from weakness in the general economy as well as the financial markets, led to the 2008 goodwill impairment charge. These impairment indicators coincided with our 2008 annual impairment testing.

The first step of the impairment review compares the fair value of the reporting unit, Fresh Express, to the carrying value. Consistent with prior impairment reviews, we estimated the fair value of the reporting unit using a combination of (1) a market approach based on revenue and EBITDA multiples from recent comparable transactions and (2) an income approach based on expected future cash flows discounted at 9.4% in 2009 and 9.5% in 2008. The market approach and the income approach were weighted equally based on judgment of the comparability of the recent transactions and the risks inherent in estimating future cash flows in a difficult economic environment. We considered recent economic and industry trends in estimating Fresh Express’ expected future cash flows in the income approach. In 2009, the first step did not indicate potential impairment because the estimated fair value of Fresh Express was substantially greater than its carrying value, and therefore, the second step was not required. In 2008, however, the first step indicated potential impairment, so we performed the second step of the impairment review, which calculated the implied value of goodwill by subtracting the fair value of Fresh Express’ assets and liabilities, including intangible assets, from the previously estimated fair value of Fresh Express as a whole. Impairment was measured as the difference between the implied value and the carrying value of goodwill.

Reasonably possible fluctuations in the discount rate, cash flows or market multiples in the 2009 analysis did not indicate impairment. In the 2008 impairment review, an increase in the discount rate of 0.5% would have increased the impairment charge by approximately $20 million and a 5.0% per year decrease in the expected future cash flows would have increased the impairment charge by $15 million.

Trademarks. At December 31, 2009, Chiquita trademarks had a carrying value of $388 million and Fresh Express trademarks had a carrying value of $61 million. Trademarks, as indefinite-lived intangible assets that are not amortized, are also reviewed each fourth quarter or more frequently if circumstances indicate the possibility of impairment. The review compares the estimated fair values of the trademarks to the carrying values. The 2009 and 2008 reviews of the Chiquita and Fresh Express trademarks did not indicate impairment because the estimated fair values were greater than the carrying values. Consistent with prior reviews, we estimated the fair values of the trademarks using the relief-from-royalty method. The relief-from-royalty method estimates the royalty expense that could be avoided in the operating business as a result of owning the respective trademarks. The royalty savings are measured by applying a royalty rate to projected sales, tax-effected and then converted to present value with a discount rate that considers the risk associated with owning the trademarks. In the 2009 review, we assumed a 3.0% royalty rate, a 13.0% discount rate and a 38% tax rate for both the Chiquita and Fresh Express trademarks. In the 2008 review, we assumed a 3.0% royalty rate for Chiquita trademarks, a 1.0% royalty rate for Fresh Express trademarks, and a 12.0% discount rate and 38% tax rate for both Chiquita and Fresh Express trademarks. In 2009, we changed the royalty rate assumed for the Fresh Express trademarks to more closely align it with market data for similar royalty agreements and recent Fresh Express agreements. The fair value estimate is most sensitive to the royalty rate, but reasonably possible fluctuations in the royalty rates for both the Chiquita and Fresh Express trademarks also did not indicate impairment. The fair value estimate is less sensitive to the discount rate, and reasonably possible changes to the discount rate would not indicate impairment for either trademark.

Other Intangible Assets. At December 31, 2009, other intangible assets had a $125 million carrying value net of amortization, consisting of $84 million in customer relationships and $41 million in patented technology related to Fresh Express. For amortizable intangible assets, we review the carrying value only when impairment indicators are present, by comparing (i) estimates of undiscounted future cash flows, before interest charges, included in our operating plans versus (ii) the carrying values of the related assets. Tests are performed over asset groups at the lowest level of identifiable cash flows. No impairment indicators existed in 2009. The goodwill impairment charge recorded in the fourth quarter of 2008 was an impairment indicator; however, no impairment resulted from testing these assets.

REVIEWING THE CARRYING VALUES OF PROPERTY, PLANT AND EQUIPMENT

We also review the carrying value of our property, plant and equipment when impairment indicators are present. Tests are performed over asset groups at the lowest level of identifiable cash flows. In 2009, we did not record any material impairment charges. The goodwill impairment charge recorded in 2008 was an impairment indicator for the property, plant and equipment at Fresh Express; however, no impairment resulted from testing these assets. Also in 2008, we recorded a $3 million impairment charge related to the closure of a ripening facility in the United Kingdom. In 2007, we recorded $12 million of impairment charges for facilities in Greencastle, Pennsylvania, Carrollton, Georgia and Bradenton, Florida and other assets in connection with our restructuring plan.

MEASURING THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

We adopted new accounting standards for fair value measurements for financial assets and financial liabilities effective January 1, 2008. The effective date of the fair value standards for nonfinancial assets and nonfinancial liabilities was postponed, and we adopted these standards effective January 1, 2009. Fair value measurements of nonfinancial assets and nonfinancial liabilities are primarily used in goodwill, trademark and other intangible asset impairment reviews, as described above, and in the valuation of assets held for sale. The standards provide a framework for measuring fair value, which prioritizes the use of observable inputs in measuring fair value. Fair value is the price to hypothetically sell an asset or transfer a liability in an orderly manner in the principal market for that asset or liability. The standards address valuation techniques used to measure fair value, including the market approach, the income approach and the cost approach. The market approach uses prices or relevant information generated by market transactions involving identical or comparable assets or liabilities. The income approach involves converting future cash flows to a single present value, with the fair value measurement based on current market expectations about those future cash flows. The cost approach is based on the amount that currently would be required to replace the service capacity of the asset. Fair value measurements are presented in more detail in Notes 12 and 14 to the Consolidated Financial Statements.

The level of a fair value measurement is determined entirely by the lowest level input that is significant to the measurement. Level 3 measurements involve the most judgment, and our most significant Level 3 fair value measurements are those used in impairment reviews of goodwill, trademarks and other intangible assets, as described above. The three levels are (from highest to lowest):

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

ACCOUNTING FOR PENSION AND TROPICAL SEVERANCE PLANS

Significant assumptions used in the actuarial calculation of projected benefit obligations (liabilities) related to our defined benefit pension and foreign pension and severance plans include the discount rate and the long-term rate of compensation increase. The weighted average discount rate assumptions used to determine the projected benefit obligations for domestic pension plans were 5.50% and 6.25% at December 31, 2009 and 2008, respectively, which were based on a yield curve which uses the plans’ expected payouts combined with a large population of high quality, fixed income investments in the U.S.

that are appropriate for the expected timing of the plans’ payments. The weighted average discount rate assumptions used to determine the projected benefit obligations for the foreign pension and severance plans were 8.00% and 10.75% at December 31, 2009 and 2008, respectively, which represented the 10-year U.S. Treasury rate adjusted to reflect local inflation rates in these countries. The weighted average long-term rate of compensation increase used to determine the projected benefit obligations for both domestic and foreign plans was 5.00% in 2009 and 2008.

Determination of the net periodic benefit cost (expense) also includes an assumption for the weighted average long-term rate of return on plan assets, which was assumed to be 7.75% and 8.00% for domestic plans in 2009 and 2008, respectively, and 1.00% and 2.25% for foreign plans in 2009 and 2008. Actual rates of return can differ significantly from those assumed as a result of both the short-term volatility and longer-term changes in average market returns.

A 1% change to the discount rate, long-term rate of compensation increase, or long-term rate of return on plan assets each affects pension expense by less than $1 million annually.

ACCOUNTING FOR INCOME TAXES

We are subject to income taxes in both the United States and numerous foreign jurisdictions. Income tax (expense) benefit is provided for using the asset and liability method. Deferred income taxes are recognized at currently enacted tax rates for the expected future tax consequences attributable to temporary differences between amounts reported for income tax purposes and financial reporting purposes. Deferred taxes are not provided for the undistributed earnings of subsidiaries operating outside the U.S. that have been permanently reinvested in foreign operations. For deferred tax assets, we record an appropriate valuation allowance to reduce them to the amount that is “more likely than not” to be realized. The determination as to whether a deferred tax asset will be realized is made on a tax filer and jurisdictional basis and is based on the evaluation of positive and negative evidence. This evidence includes historical taxable income, projected future taxable income, the expected timing of the reversal of existing temporary differences and the implementation of tax planning strategies. Projected future taxable income is based on expected results and assumptions as to the jurisdiction in which the income will be earned. The expected timing of the reversals of existing temporary differences is based on current tax law and our tax methods of accounting.

Deferred tax assets primarily relate to net operating loss carryforwards (“NOLs”). U.S. NOLs were $373 million and $427 million as of December 31, 2009 and 2008, respectively. We have a full valuation allowance against these NOLs due to our history of tax losses in the specific tax jurisdictions. Despite our history of tax losses, we generated taxable income in the U.S. in 2009, which utilized a portion of the NOL carryforwards. Even though U.S. NOLs were utilized in 2009, our remaining NOLs continue to have full valuation allowances. If in the future, we demonstrate a trend of taxable income and an expectation that we will utilize our deferred tax assets, some or all of the valuation allowance may be released through “Income tax (expense) benefit” in the Consolidated Statements of Income.

In the ordinary course of business, there are many transactions and calculations where the ultimate income tax determination is uncertain. We establish reserves for income tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes, penalties and interest could be due. Provisions for and changes to these reserves, as well as the related net interest and penalties, are included in “Income tax (expense) benefit” in the Consolidated Statements of Income. The evaluation of a tax position is a two-step process. The first step is to determine whether it is “more-likely-than-not” that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If the first step determines the tax position is more-likely-than-not to be sustained upon examination, the second step is to measure the amount of tax benefit to be recognized in the Consolidated Balance Sheet. Significant judgment is required in evaluating tax positions and determining our provision for income taxes. We regularly review our tax positions, and the reserves are adjusted in light of changing facts and circumstances, such as the resolution of outstanding tax audits or contingencies in various jurisdictions and expiration of statute of limitations.

ACCOUNTING FOR CONTINGENT LIABILITIES

On a quarterly basis, we review the status of each claim and legal proceeding and assess the related potential financial exposure. This is coordinated from information obtained through external and internal counsel. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. To the extent the amount of a probable loss is estimable only by reference to a range of equally likely outcomes, and no amount within the range appears to be a better estimate than any other amount, we accrue the low end of the range. We draw judgments related to accruals based on the best information available at the time, which may be based on estimates and assumptions, including those that depend on external factors beyond our control. As additional information becomes available, we reassess the potential liabilities related to pending claims and litigation and may revise estimates. Such revisions could have a significant effect on our results of operations and financial position.

ACCOUNTING FOR SALES INCENTIVES

We offer sales incentives and promotions to our customers and to consumers primarily in our Salads and Healthy Snacks segment. These incentives are mainly volume-related rebates, exclusivity and placement fees (fees paid to retailers for product display), consumer coupons and promotional discounts. Consideration given to customers and consumers related to sales incentives is recorded as a reduction of sales. Changes in the estimated amount of incentives to be paid are treated as changes in estimates and are recognized in the period of change.

New Accounting Standards

See Note 10 to the Consolidated Financial Statements for a description of how new accounting standards changed our method of accounting for the Convertible Notes. See Note 1 to the Consolidated Financial Statements for information regarding other new accounting standards that could affect us.

Risks of International Operations

We operate in many foreign countries, including those in Central America, Europe, the Middle East and parts of Africa. Information about our operations by geographic area can be found in Note 18 to the Consolidated Financial Statements. Our activities are subject to risks inherent in operating in these countries, including government regulation, currency restrictions and other restraints, burdensome taxes, risks of expropriation, threats to employees, political instability, terrorist activities, including extortion, and risks of U.S. and foreign governmental action in relation to us. Should such circumstances occur, we might need to curtail, cease or alter our activities in a particular region or country. Trade restrictions apply to certain countries, such as Iran, that require us to obtain licenses from the U.S. government for sales in these countries; these sales are able to be licensed because the products we sell are food staples and the specific parties involved in the sales are cleared by the U.S. government.

See “Item 1A – Risk Factors” and “Item 3 – Legal Proceedings” in the Annual Report on Form 10-K and Note 19 to the Consolidated Financial Statements for a further description of legal proceedings and other risks including, in particular, (1) a competition law investigation relating to prior information sharing in Europe and Statement of Objections issued to us by the European Commission, (2) the plea agreement with the U.S. Department of Justice relating to payments made by the company’s former Colombian subsidiary to a Colombian paramilitary group and subsequent civil litigation and investigations relating to the Colombian payments and (3) customs and tax proceedings in Italy.

*******

This Annual Report contains certain statements that are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, including: the customary risks experienced by global food companies, such as prices for commodity and other inputs, currency exchange rate fluctuations, industry and competitive conditions (all of which may be more unpredictable in light of continuing uncertainty in the global economic environment), government regulations, food safety and product recalls affecting us or the industry, labor relations, taxes, political instability and terrorism; unusual weather events, conditions or crop risks; access to and cost of financing; and the outcome of pending litigation and governmental investigations involving us, and the legal fees and other costs incurred in connection with such items.

The forward-looking statements speak as of the date made and are not guarantees of future performance. Actual results or developments may differ materially from the expectations expressed or implied in the forward-looking statements, and we undertake no obligation to update any such statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Chiquita Brands International, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and cash flow present fairly, in all material respects, the financial position of Chiquita Brands International, Inc. and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, the Company adopted new accounting standards for fair value measurements of financial assets and liabilities effective January 1, 2008. The same provisions were adopted for nonfinancial assets and liabilities effective January 1, 2009. In addition, the Company changed the manner in which it accounts for convertible debt instruments effective January 1, 2009.

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

February 26, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Chiquita Brands International, Inc.

We have audited the accompanying consolidated statements of income, shareholders’ equity, and cash flow of Chiquita Brands International, Inc. for the year ended December 31, 2007. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flow of Chiquita Brands International, Inc. for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As described in Note 15 to the Consolidated Financial Statements, in 2007 the company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement 109” (codified in FASB ASC Topic 740, “Income Taxes”) effective January 1, 2007.

/s/    Ernst & Young LLP

Cincinnati, Ohio

February 27, 2008,

except for the items restated for the company’s sale of 100% of the outstanding stock of Atlanta AG, as described in Note 3, and the modification of the company’s reportable business segments, as described in Note 18, as to which the date is

February 26, 2009

Chiquita Brands International, Inc.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)	2009	2008*	2007
Net sales	$3,470,435	$3,609,371	$3,464,703
Operating expenses:
Cost of sales	2,890,835	3,067,612	2,949,788
Selling, general and administrative	374,111	378,248	374,715
Depreciation	52,695	62,899	72,403
Amortization	10,294	9,824	9,823
Equity in (earnings) losses of investees	(16,885)	(10,321)	441
Relocation of European headquarters	12,076	6,931	—
Goodwill impairment	—	375,295	—
Restructuring	—	—	25,912

	3,323,126	3,890,488	3,433,082

Operating income (loss)	147,309	(281,117)	31,621
Interest income	6,045	7,152	9,780
Interest expense	(62,058)	(80,802)	(86,191)
Other (loss) income, net	(488)	22,708	—

Income (loss) from continuing operations before income taxes	90,808	(332,059)	(44,790)
Income tax benefit (expense)	400	1,900	(900)

Income (loss) from continuing operations	91,208	(330,159)	(45,690)
(Loss) income from discontinued operations, net of income taxes	(717)	1,464	(3,351)

Net income (loss)	$90,491	$(328,695)	$(49,041)

Net income (loss) per common share – basic:
Continuing operations	$2.05	$(7.54)	$(1.14)
Discontinued operations	(0.02)	0.03	(0.08)

	$2.03	$(7.51)	$(1.22)

Net income (loss) per common share – diluted:
Continuing operations	$2.02	$(7.54)	$(1.14)
Discontinued operations	(0.02)	0.03	(0.08)

	$2.00	$(7.51)	$(1.22)

*	Amounts differ from those previously reported due to the adoption of new accounting standards related to the company’s Convertible Notes as described in Note 10.

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.

CONSOLIDATED BALANCE SHEETS

	December 31,
(In thousands, except share amounts)	2009	2008*
ASSETS
Current assets:
Cash and equivalents	$121,369	$77,267
Trade receivables, less allowances of $9,619 and $9,132, respectively	290,083	295,681
Other receivables, net	157,640	134,667
Inventories	212,893	214,198
Prepaid expenses	36,728	41,169
Other current assets	8,212	1,794

Total current assets	826,925	764,776
Property, plant and equipment, net	335,528	332,445
Investments and other assets, net	131,877	131,374
Trademarks	449,085	449,085
Goodwill	176,584	175,384
Other intangible assets, net	124,827	135,121

Total assets	$2,044,826	$1,988,185

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Long-term debt of subsidiaries due within one year	$17,607	$10,495
Accounts payable	295,572	294,635
Accrued liabilities	158,746	138,887

Total current liabilities	471,925	444,017
Long-term debt of parent company	473,406	504,158
Long-term debt of subsidiaries	165,056	182,658
Accrued pension and other employee benefits	65,812	59,154
Deferred gain – sale of shipping fleet	63,246	78,410
Deferred tax liability	105,094	104,359
Other liabilities	39,984	91,028

Total liabilities	1,384,523	1,463,784

Commitments and contingencies
Shareholders’ equity:
Common stock, $.01 par value (44,817,833 and 44,407,103 shares outstanding, respectively)	448	444
Capital surplus	809,984	797,779
Accumulated deficit	(133,270)	(223,761)
Accumulated other comprehensive income (loss) of continuing operations	(16,859)	(50,061)

Total shareholders’ equity	660,303	524,401

Total liabilities and shareholders’ equity	$2,044,826	$1,988,185

*	Amounts differ from those previously reported due to the adoption of new accounting standards related to the company’s Convertible Notes as described in Note 10.

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands)	Common shares	Common stock	Capital surplus	(Accum. deficit) Retained earnings	AOCI of continuing operations	AOCI of discontinued operations	Total share- holders’ equity
DECEMBER 31, 2006	42,157	$422	$686,566	$177,638	$(23,187)	$34,286	$875,725
Adoption of new accounting standards for uncertain tax positions (see Note 15)	—	—	—	(21,010)	—	—	(21,010)

Balance at January 1, 2007	42,157	422	686,566	156,628	(23,187)	34,286	854,715
Net loss	—	—	—	(49,041)	—	—	(49,041)
Unrealized translation (loss) gain	—	—	—	—	(214)	13,333	13,119
Change in fair value of available-for-sale investment	—	—	—	—	1,283	—	1,283
Change in fair value of derivatives	—	—	—	—	53,831	—	53,831
Losses reclassified from OCI into net income	—	—	—	—	14,009	—	14,009
Pension liability adjustment	—	—	—	—	(437)	1,561	1,124

Comprehensive income							34,325

Exercises of stock options and warrants	108	1	1,832	—	—	—	1,833
Stock-based compensation	475	4	10,800	—	—	—	10,804
Shares withheld for taxes	—	—	(3,551)	—	—	—	(3,551)
Deemed dividend to minority shareholder in a subsidiary	—	—	—	(2,653)	—	—	(2,653)

DECEMBER 31, 2007	42,740	427	695,647	104,934	45,285	49,180	895,473

Net loss*	—	—	—	(328,695)	—	—	(328,695)
Unrealized translation (loss) gain	—	—	—	—	(966)	8,524	7,558
Change in fair value of available-for-sale investment	—	—	—	—	(3,316)	—	(3,316)
Change in fair value of derivatives	—	—	—	—	(69,974)	—	(69,974)
Gains reclassified from OCI into net income	—	—	—	—	(20,001)	—	(20,001)
Pension liability adjustment	—	—	—	—	(1,089)	498	(591)
Realization of gains into net income from OCI resulting from the sale of Atlanta AG	—	—	—	—	—	(58,202)	(58,202)

Comprehensive loss							(473,221)

Issuance of Convertible Notes, net*	—	—	81,694	—	—	—	81,694
Exercises of stock options and warrants	1,220	12	12,400	—	—	—	12,412
Stock-based compensation	447	5	11,327	—	—	—	11,332
Shares withheld for taxes	—	—	(3,289)	—	—	—	(3,289)

DECEMBER 31, 2008*	44,407	$444	$797,779	$(223,761)	$(50,061)	$—	$524,401

*	Amounts differ from those previously reported due to the adoption of new accounting standards related to the company’s Convertible Notes as described in Note 10.

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (continued)

(In thousands)	Common shares	Common stock	Capital surplus	(Accum. deficit) Retained earnings	AOCI of continuing operations	AOCI of discontinued operations	Total share- holders’ equity
DECEMBER 31, 2008*	44,407	$444	$797,779	$(223,761)	$(50,061)	$—	$524,401

Net income	—	—	—	90,491	—	—	90,491
Unrealized translation loss	—	—	—	—	(632)	—	(632)
Change in fair value of available-for-sale investment	—	—	—	—	(165)	—	(165)
Change in fair value of derivatives	—	—	—	—	59,831	—	59,831
Gains reclassified from OCI into net income	—	—	—	—	(8,421)	—	(8,421)
Pension liability adjustment	—	—	—	—	(6,371)	—	(6,371)
Realization of cumulative translation adjustments into net income from OCI resulting from the sale of operations in the Ivory Coast	—	—	—	—	(11,040)	—	(11,040)

Comprehensive income							123,693

Exercises of warrants	—	—	4	—	—	—	4
Stock-based compensation	411	4	14,264	—	—	—	14,268
Shares withheld for taxes	—	—	(2,063)	—	—	—	(2,063)

DECEMBER 31, 2009	44,818	$448	$809,984	$(133,270)	$(16,859)	$—	$660,303

*	Amounts differ from those previously reported due to the adoption of new accounting standards related to the company’s Convertible Notes as described in Note 10.

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOW

(In thousands)	2009	2008*	2007
CASH PROVIDED (USED) BY:
OPERATIONS
Net income (loss)	$90,491	$(328,695)	$(49,041)
Loss (income) from discontinued operations	717	(1,464)	3,351
Depreciation and amortization	62,989	72,723	82,226
Write-off of deferred financing fees	—	8,670	1,613
Loss (gain) on debt extinguishment, net	488	(14,114)	—
Amortization of discount on Convertible Notes	6,753	5,289	—
Equity in (earnings) losses of investees	(16,885)	(10,321)	441
Amortization of the gain on sale of shipping fleet	(15,164)	(15,165)	(8,444)
Income tax benefits	(12,627)	(16,731)	(13,744)
Stock-based compensation	14,268	11,332	10,804
Goodwill impairment	—	375,295	—
Asset write-downs in restructuring	—	—	11,737
Changes in current assets and liabilities:
Trade receivables	3,056	(5,929)	(5,911)
Other receivables	(14,416)	(35,917)	(26,087)
Inventories	(3,273)	(10,617)	25,815
Prepaid expenses and other current assets	17,798	(2,251)	2,937
Accounts payable and accrued liabilities	4,312	(31,177)	29,253
Other	(3,412)	6,791	(69)

Cash flow from operations	135,095	7,719	64,881

*	Amounts differ from those previously reported due to the adoption of new accounting standards related to the company’s Convertible Notes as described in Note 10.

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOW (continued)

(In thousands)	2009	2008*	2007
INVESTING
Capital expenditures	(68,305)	(63,002)	(62,529)
Acquisition of businesses	(1,200)	(3,171)	(21,000)
Proceeds from sale of:
Atlanta AG, net of $13,743 cash included in the net assets of Atlanta AG on the date of sale	—	88,974	—
Asia joint venture	16,800	—	—
Shipping fleet	—	—	224,814
Chilean assets	—	2,863	10,016
Other long-term assets	7,121	4,212	6,639
Insurance proceeds	2,672	—	2,995
Other	(199)	(1,695)	165

Cash flow from investing	(43,111)	28,181	161,100

FINANCING
Issuances of long-term debt	—	400,000	—
Repayments of long-term debt	(47,764)	(409,282)	(173,855)
Fees and other issuance costs for long-term debt	(122)	(19,508)	(254)
Borrowings of notes and loans payable	38,000	57,000	40,000
Repayments of notes and loans payable	(38,000)	(57,719)	(84,198)
Proceeds from exercise of stock options/warrants	4	12,412	1,833

Cash flow from financing	(47,882)	(17,097)	(216,474)

Cash flow from continuing operations	44,102	18,803	9,507

DISCONTINUED OPERATIONS
Operating cash flow, net	—	13,645	3,646
Investing cash flow, net	—	(513)	(1,624)
Financing cash flow, net	—	(2,772)	(2,020)

Cash flow from discontinued operations	—	10,360	2

Increase in cash and equivalents	44,102	29,163	9,509
Less: Intercompany change in cash and equivalents of discontinued operations	—	(13,160)	(8,241)

Increase in cash and equivalents of continuing operations	44,102	16,003	1,268
Cash and equivalents, beginning of period	77,267	61,264	59,996

Cash and equivalents, end of period	$121,369	$77,267	$61,264

*	Amounts differ from those previously reported due to the adoption of new accounting standards related to the company’s Convertible Notes as described in Note 10.

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Summary of Significant Accounting Policies

CONSOLIDATION

The Consolidated Financial Statements include the accounts of Chiquita Brands International, Inc. (“CBII”), controlled majority-owned subsidiaries and any entities that are not majority-owned but require consolidation as a variable interest entity (collectively, “Chiquita” or the company). Intercompany balances and transactions have been eliminated.

USE OF ESTIMATES

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”), which require management to make estimates and assumptions that affect the amounts and disclosures reported in the consolidated financial statements and accompanying notes. Significant estimates are inherent in the preparation of the accompanying consolidated financial statements. Significant estimates are made in determining allowance for doubtful accounts, sales incentives, reviews of carrying values of long-lived assets, fair values assigned to assets and liabilities in connection with business combinations, goodwill and intangible asset valuations, pension and severance plans, income taxes, contingencies, and fair value assessments. Actual results could differ from these estimates.

SUBSEQUENT EVENTS

Subsequent events have been considered through February 26, 2010, which is the issuance date of these financial statements.

CASH AND EQUIVALENTS

Cash and equivalents include cash and highly liquid investments with a maturity of three months or less at the time of purchase. At December 31, 2009, the company had €12 million ($17 million) of cash equivalents in a compensating balance arrangement relating to an uncommitted credit line for bank guarantees used primarily for import licenses and duties in European Union countries.

TRADE RECEIVABLES

Trade receivables less allowances reflect the net realizable value of the receivables, and approximate fair value. The company generally does not require collateral or other security to support trade receivables subject to credit risk. To reduce credit risk, the company performs credit investigations prior to establishing customer credit limits and reviews customer credit profiles on an ongoing basis. Allowances against the trade receivables are established based on the company’s knowledge of customers’ financial condition, historical loss experience and account payment status compared to invoice payment terms. Allowances are recorded and charged to expense when an account is deemed to be uncollectible. Recoveries of trade receivables previously reserved in the allowance are credited to income.

OTHER RECEIVABLES

Other receivables less allowances reflect the net realizable value of the receivables, and approximate fair value. The largest component of other receivables is seasonal advances to growers for other produce, which are usually short-term in nature. These advances are generally repaid to the company as the other produce is harvested and sold. The company requires property liens and pledges of the season’s produce as collateral to support the advances. Occasionally, the company agrees to a payment plan or takes steps to recover advances through the liens or pledges. As of December 31, 2009 and 2008, $69 million and $73 million, respectively, of these advances were classified as current in “Other receivables,” and $13 million and less than $1 million, respectively, were classified as long-term in “Investments and other assets.” Allowances against the seasonal advances are established based on the company’s knowledge of customers’ financial condition, historical loss experience and account payment status compared to invoice payment terms. Allowances are recorded and charged to expense when an account is deemed to be uncollectible. Recoveries of other receivables previously reserved in the allowance are credited to income.

INVENTORIES

Inventories are valued at the lower of cost or market. Cost for banana growing crops and certain banana inventories is determined on the “last-in, first-out” (LIFO) basis. Cost for other inventory categories, including other fresh produce and value-added salads, is determined on the “first-in, first-out” (FIFO) or average cost basis. Banana and other fresh produce inventories represent costs associated with boxed bananas and other fresh produce not yet sold. Growing crop inventories primarily represent the costs associated with growing banana plants on company-owned farms or growing lettuce on third-party farms where the company bears substantially all of the growing risk. Materials and supplies primarily represent growing and packaging supplies maintained on company-owned farms. Inventory costs are comprised of the purchase cost of materials and, in addition, for bananas and other fresh produce grown on company-owned farms, tropical production labor and overhead.

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

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost, and except for land, are depreciated on a straight-line basis over their estimated remaining useful lives. The company generally uses 30 years for cultivations, 10 to 40 years for buildings and improvements, and 3 to 15 years for machinery and equipment. The company had used 25 years for its ships, which were sold in June 2007. Cultivations represent the costs to plant and care for banana plants until such time that the root system can support commercial quantities of fruit, as well as the costs to build levees, drainage canals and other farm infrastructure to support the banana plants. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts. The difference between the net book value of the asset and the proceeds from disposition is recognized as a gain or loss. Routine maintenance and repairs are charged to expense as incurred, while costs of betterments and renewals are capitalized. The company reviews the carrying value of its property, plant and equipment when impairment indicators are noted. No material impairment charges were recorded during 2009. The goodwill impairment charge recorded in 2008 (see below) was an impairment indicator for the property, plant and equipment at Fresh Express; however, no impairment resulted from testing these assets. Also in 2008, the company recorded a $3 million impairment charge related to the closure of a ripening facility in the United Kingdom. In 2007, the company recorded $12 million of impairment charges for facilities in Greencastle, Pennsylvania, Carrolton, Georgia and Bradenton, Florida facilities and other assets in connection with its restructuring plan.

GOODWILL, TRADEMARKS AND INTANGIBLE ASSETS

Impairment reviews are highly judgmental and involve the use of significant estimates and assumptions, which have a significant impact on whether there is potential impairment and the amount of any impairment charge recorded. Fair value assessments involve estimates of discounted cash flows that are dependent upon discount rates and long-term assumptions regarding future sales and margin trends, market conditions and cash flow, from which actual results may differ. Fair value measurements used in the impairment reviews of goodwill and intangible assets are Level 3 measurements, as described in Note 12. See further information about the company’s policy for fair value measurements below under “Fair Value Measurements” and in Note 12.

Goodwill. Goodwill is reviewed for impairment each fourth quarter, or more frequently if circumstances indicate the possibility of impairment. Goodwill primarily relates to the company’s salad operations, Fresh Express. The 2009 and 2007 reviews did not indicate impairment; however, as a result of the 2008 review, the company recorded a $375 million ($374 million after-tax) goodwill impairment charge in the fourth quarter of 2008. During the second half of 2008 and particularly in the fourth quarter, Fresh Express performed below prior periods and management expectations. Fresh Express’ lower 2008 operating performance, along with slower growth expectations, negative category volume trends and a decline in market values resulting from weakness in the general economy as well as the financial markets, led to the 2008 goodwill impairment charge. These impairment indicators coincided with the company’s annual impairment testing in the fourth quarter of 2008.

The first step of the impairment review compares the fair value of the reporting unit, Fresh Express, to the carrying value. Consistent with prior impairment reviews, the company estimated the fair value of the reporting unit using a combination of a market approach based on multiples of revenue and earnings before interest, taxes, depreciation and amortization (“EBITDA”) from recent comparable transactions and an income approach based on expected future cash flows discounted at 9.4% in 2009 and 9.5% in 2008. The market approach and the income approach were weighted equally based on judgment of the comparability of the recent transactions and the risks inherent in estimating future cash flows in a difficult economic environment. Management considered recent economic and industry trends in estimating Fresh Express’ expected future cash flows in the income approach. In 2009, the first step did not indicate potential impairment because the estimated fair value of Fresh Express was substantially greater than its carrying value; therefore, the second step was not required. In 2008, however, the first step indicated potential impairment, so the company performed the second step of the impairment review, which calculated the implied value of goodwill by subtracting the fair value of Fresh Express’ assets and liabilities, including intangible assets, from the previously estimated fair value Fresh Express as a whole. Impairment was measured as the difference between the implied value and the carrying value of goodwill.

Reasonably possible fluctuations in the discount rate, cash flows or market multiples in the 2009 analysis did not indicate impairment. In the 2008 impairment review, an increase in the discount rate of 0.5% would have increased the impairment charge by approximately $20 million and a 5.0% per year decrease in the expected future cash flows would have increased the impairment charge by $15 million.

Trademarks. Trademarks are indefinite-lived intangible assets that are not amortized and are also reviewed each fourth quarter or more frequently if circumstances indicate the possibility of impairment. The review compares the estimated fair values of the trademarks to the carrying values. The 2009, 2008 and 2007 reviews did not indicate impairment because the estimated fair values were greater than the carrying values. Consistent with prior reviews, the company estimated the fair values of the trademarks using the relief-from-royalty method. The relief-from-royalty method estimates the royalty expense that could be avoided in the operating business as a result of owning the respective trademarks. The royalty savings are measured by applying a royalty rate to projected sales, tax-effected and then converted to present value with a discount rate that considers the risk associated with owning the trademarks. In the

2009 review, the company assumed a 3.0% royalty rate, a 13.0% discount rate and a 38% tax rate for both Chiquita and Fresh Express trademarks. In the 2008 review, the company assumed a 3.0% royalty rate for Chiquita trademarks, a 1.0% royalty rate for Fresh Express trademarks, and a 12% discount rate and 38% tax rate for both Chiquita and Fresh Express trademarks. In 2009, the company changed the royalty rate assumed for the Fresh Express trademarks to more closely align it with market data for similar royalty agreements. The fair value estimate is most sensitive to the royalty rate but reasonably possible fluctuations in the royalty rates for both the Chiquita and Fresh Express trademarks also did not indicate impairment. The fair value estimate is less sensitive to the discount rate and reasonably possible changes to the discount rate would not indicate impairment for either trademark.

Other Intangible Assets. The company’s intangible assets with a definite life consist of customer relationships and patented technology related to Fresh Express. These assets are amortized on a straight-line basis (which approximates the attrition method) over their estimated remaining lives. The weighted average remaining lives of the Fresh Express customer relationships and patented technology are 14 years and 12 years, respectively. As amortizable intangible assets, the company reviews the carrying value only when impairment indicators are present, by comparing (i) estimates of undiscounted future cash flows, before interest charges, included in the company’s operating plans versus (ii) the carrying values of the related assets. Tests are performed over asset groups at the lowest level of identifiable cash flows. No impairment indicators existed in 2009. The goodwill impairment charge recorded in the fourth quarter of 2008 was an impairment indicator; however, no impairment resulted from testing these assets.

REVENUE RECOGNITION

The company records revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectibility is reasonably assured. For the company, this generally occurs when the product is delivered to, and title to the product passes to, the customer.

SALES INCENTIVES

The company, primarily in its Salads and Healthy Snacks segment, offers sales incentives to its customers and to consumers. These incentives primarily consist of volume-related rebates, exclusivity and placement fees (fees paid to retailers for product display), consumer coupons and promotional discounts. Consideration given to customers and consumers related to sales incentives is recorded as a reduction of sales. Changes in the estimated amount of incentives to be paid are treated as changes in estimates and are recognized in the period of change.

ADVERTISING AND PROMOTION EXPENSE

Advertising and promotion expense is included in “Selling, general and administrative” expenses and was $62 million, $63 million and $45 million for the years ended December 31, 2009, 2008 and 2007, respectively. Television advertising is expensed the first time an ad airs in each market and other types of advertising and promotion are expensed over the advertising and promotion period.

SHIPPING AND HANDLING FEES AND COSTS

Shipping and handling fees billed to customers are included in net sales. Shipping and handling costs are recorded in cost of sales.

VALUE ADDED TAXES

Value added taxes that are collected from customers and remitted to taxing authorities are excluded from sales and cost of sales. As of December 31, 2009 and 2008, $60 million and $38 million, respectively, of these amounts were classified as current in “Other receivables,” and $1 million and $9 million, respectively, were classified as long-term in “Investments and other assets.”

LEASES

The company leases land and fixed assets for use in operations. The company’s leases are evaluated at inception or at any subsequent material modification and, depending on the lease terms, are classified as either capital leases or operating leases, as appropriate. For operating leases that contain built-in pre-determined rent escalations, rent holidays or rent concessions, rent expense is recognized on a straight-line basis over the life of the lease.

STOCK-BASED COMPENSATION

Since 2004, the company’s share-based awards have primarily consisted of restricted stock units. These awards generally vest over four years. Prior to vesting, shares are not issued and grantees are not eligible to vote or receive dividends on the restricted stock units. The fair value of the awards is determined at the grant date and expensed over the period from the grant date to the date the employee is no longer required to provide service to earn the award, which could be immediately in the case of retirement-eligible employees.

The company has established a Long-Term Incentive Program (“LTIP”) for certain executive level employees. Awards are intended to be performance-based compensation as defined in Section 162(m) of the Internal Revenue Code. The program allows for awards to be issued at the end of each three-year performance period. Starting with the 2008-2010 period, one-half of each LTIP award is based on the company’s achievement of cumulative earnings per share targets, and the other half is based on the company’s achievement of total shareholder return relative to peer companies. For prior periods, LTIP awards were based upon cumulative earnings per share targets. The portion of the award that is based on cumulative earnings per primary share is expensed over the performance period based on the fair value of the award at the grant date and the estimated award amount that will ultimately be issued. For the portion based on total shareholder return relative to peer companies, the company estimates the fair value of the award at inception using a Monte Carlo simulation, and expenses that fair value on a straight-line basis over the performance period.

CONTINGENT LIABILITIES

On a quarterly basis, the company reviews the status of each claim and legal proceeding and assesses the potential financial exposure. This is coordinated with information obtained from external and internal counsel. If the potential loss from any claim or legal proceeding is probable and the amount can be reasonably estimated, the company accrues a liability for the estimated loss. To the extent the amount of a probable loss is estimable only by reference to a range of equally likely outcomes, and no amount within the range appears to be a better estimate than any other amount, the company accrues the low end of the range. Management draws judgments related to accruals based on the best information available to it at the time, which may be based on estimates and assumptions, including those that depend on external factors beyond the company’s control. As additional information becomes available, the company reassesses the potential liabilities related to pending claims and litigation, and may revise estimates. Legal costs are expensed as incurred.

INCOME TAXES

The company is subject to income taxes in both the United States and numerous foreign jurisdictions. Income taxes are provided for using the asset and liability method. Deferred income taxes are recognized at currently enacted tax rates for the expected future tax consequences attributable to temporary differences between amounts reported for income tax purposes and financial reporting purposes. Deferred taxes are not provided for the undistributed earnings of subsidiaries operating outside the U.S. that have been permanently reinvested in foreign operations. The company records an appropriate valuation allowance to reduce deferred tax assets to the amount that is “more likely than not” to be realized. The determination as to whether a deferred tax asset will be realized is made on a tax filer and jurisdictional basis and is based on the evaluation of positive and negative evidence. This evidence includes historical taxable income, projected future taxable income, the expected timing of the reversal of existing temporary differences and the implementation of tax planning strategies. The expected timing of the reversals of existing temporary differences is based on current tax law and the company’s tax methods of accounting.

In the ordinary course of business, there are many transactions and calculations where the ultimate income tax determination is uncertain. The company establishes reserves for income tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes, penalties and interest could be due. Provisions for and changes to these reserves, as well as the related net interest and penalties, are included in “Income tax (expense) benefit” in the Consolidated Statements of Income. The evaluation of a tax position is a two-step process. The first step is to determine whether it is “more-likely-than-not” that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If the first step determines the tax position is more-likely-than-not to be sustained upon examination, the second step is to measure the income tax benefit to be recognized. Significant judgment is required in evaluating tax positions and determining the company’s provision for income taxes. The company regularly reviews its tax positions, and the reserves are adjusted in light of changing facts and circumstances, such as the resolution of outstanding tax audits or contingencies in various jurisdictions and the expiration of statutes of limitations.

EARNINGS PER SHARE

Basic earnings per share is calculated on the basis of the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated on the basis of the sum of the weighted average number of common shares outstanding during the year and the dilutive effect of the assumed conversion to common stock of the 4.25% convertible senior notes and the exercise or vesting of options, warrants and other stock awards using the treasury stock method. The assumed conversion to common stock of securities that would, on an individual basis, have an anti-dilutive effect on diluted earnings per share is not included in the diluted earnings per share computation.

CURRENCY TRANSLATION ADJUSTMENT

Chiquita primarily uses the U.S. dollar as its functional currency; however, prior to the sale of Atlanta AG in 2008 and the company’s operations in the Ivory Coast in 2009 (see Note 3), the euro was the functional currency for these operations. Certain smaller subsidiaries also have functional currencies other than the U.S. dollar.

HEDGING

The company is exposed to currency exchange risk, most significantly from the value of the euro and its effect on the amount of net euro cash flow from the conversion of euro-denominated sales into U.S. dollars. The company is also exposed to price risk on purchases of bunker fuel used in its ocean shipping operations. The company reduces these risks by purchasing derivatives, such as options, collars and forward contracts. When purchasing derivatives, the company identifies a “forecasted hedged transaction,” which is a specific future transaction (e.g., the purchase of fuel or exchange of currency in a specific future period), and designates the risk associated with the forecasted hedged transaction that the derivative will mitigate. The fair value of all derivatives is recognized in the Consolidated Balance Sheets. Gains and losses from changes in fair value of derivatives are recognized in net income in the current period if a derivative does not qualify for, or is not designated for, hedge accounting.

Most of the company’s derivatives qualify for hedge accounting as cash flow hedges. The company formally documents all relationships between derivatives and the forecasted hedged transactions, including the company’s risk management objective and strategy for undertaking various hedge transactions. To the extent that a derivative is effective in offsetting the designated risk exposure of the forecasted hedged transaction, gains and losses are deferred in accumulated other comprehensive income (“AOCI”) in the Consolidated Balance Sheets until the respective forecasted hedged transaction occurs, at which point, any gain or loss is recognized in net income. Gains or losses on effective hedges that have been terminated prior to maturity are also deferred in AOCI until the forecasted hedged transactions occur. For the ineffective portion of the hedge, gains or losses are reflected in net income in the current period. Ineffectiveness is caused by an imperfect correlation of the change in fair value of the derivative and the risk that is hedged.

The earnings impact of the derivatives is recorded in “Net sales” for currency hedges, and in “Cost of sales” for fuel hedges. The company does not hold or issue derivative financial instruments for speculative purposes. See Note 11 for additional description of the company’s hedging activities.

FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the company adopted new accounting standards for fair value measurements of financial assets and financial liabilities. In February 2008, the effective date of these standards related to nonfinancial assets and nonfinancial liabilities was postponed until fiscal years beginning after November 15, 2008 and, accordingly, the company adopted these standards effective January 1, 2009. Fair value measurements of nonfinancial assets and nonfinancial liabilities are primarily used in goodwill and other intangible asset impairment reviews and in the valuation of assets held for sale.

The standards provide a framework for measuring fair value, which prioritizes the use of observable inputs in measuring fair value. Fair value is the price to hypothetically sell an asset or transfer a liability in an orderly manner in the principal market for that asset or liability. The standards address valuation techniques used to measure fair value including the market approach, the income approach and the cost approach. The market approach uses prices or relevant information generated by market transactions involving identical or comparable assets or liabilities. The income approach involves converting future cash flows to a single present value, with the fair value measurement based on current market expectations about those future cash flows. The cost approach is based on the amount that currently would be required to replace the service capacity of the asset.

See further information related to fair value measurements above under “Goodwill, Trademarks and Intangible Assets” and in Notes 12 and 14.

PENSION AND TROPICAL SEVERANCE PLANS

The company records the underfunded status of the defined benefit postretirement plan and tropical severance plans as a liability on the Consolidated Balance Sheets, recognizes changes in the funded status in AOCI in the year in which the changes occur, and measures the plan assets and obligations that determine the funded status as of the end of the fiscal year. Significant assumptions used in the actuarial calculation of the liabilities and expense related to the company’s defined benefit and foreign pension and severance plans include the discount rate, long-term rate of compensation increase, and the long-term rate of return on plan assets. For domestic plans, the company uses a discount rate based on a yield curve which uses the plans’ expected payouts combined with a large population of high quality, fixed income investments in the U.S. that are appropriate for the expected timing of the plans’ payments. For foreign plans, the company uses a discount rate based on the 10-year U.S. Treasury rate adjusted to reflect local inflation rates in those countries.

NEW ACCOUNTING STANDARDS

In June 2009, the Financial Accounting Standards Board (“FASB”) established the FASB Accounting Standards Codification (the “Codification” or “ASC”) as the source of authoritative accounting principles in the preparation of financial statements in conformity with U.S. GAAP. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The Codification superseded all existing non-SEC accounting and reporting standards, with limited exceptions to allow recently issued standards to be incorporated into the Codification. All other non-grandfathered, non-SEC accounting literature not included in the Codification became non-authoritative. After the September 15, 2009 effective date of the Codification, all new FASB standards will be in the form of Accounting Standards Updates (“ASU”), which will update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. The Codification was not intended to change U.S. GAAP and did not affect the company’s accounting methods, but it did change the way the accounting standards are organized and presented, particularly in descriptions of significant accounting policies.

New accounting standards that could significantly affect the company’s Consolidated Financial Statements are summarized as follows:

Issue Date	Description	Effective Date for Chiquita	Effect on Chiquita’s Consolidated Financial Statements
January 2010	Clarified accounting requirements for the deconsolidation of a subsidiary or a group of assets and expanded the related disclosure. Deconsolidation occurs when the parent ceases to have a controlling interest and any resulting gain or loss is calculated as the fair value of the consideration received plus the fair value of any retained interest less the carrying value.	Retrospectively, beginning January 1, 2010.	Will depend on whether the company deconsolidates any subsidiaries or groups of assets.
January 2010	Expanded disclosures for fair value measurements	Prospectively, beginning January 1, 2010.	Will expand disclosure.
January 2010	Expanded disclosures for Level 3 fair value measurements to include purchases, sales, issuances and settlements.	Prospectively, beginning January 1, 2011.	Will expand disclosure.
June 2009	Amended the evaluation criteria to identify the primary beneficiary of a variable interest entity and required ongoing reassessments of whether the company is the primary beneficiary.	Prospectively, beginning January 1, 2010.	Not expected to be material.
May 2009	Created standards of accounting and disclosure for events that occur after the balance sheet date but before financial statements are issued.	Prospectively, beginning June 30, 2009.	Expanded disclosure. See Note 1.
April 2009	Created new accounting standards for the initial recognition and measurement, subsequent measurement and accounting, and disclosure of contingent assets and contingent liabilities assumed in a business combination.	Prospectively, beginning January 1, 2009.	Will depend on number and size of future acquisitions, if any.
December 2008	Expanded annual disclosure of plan assets of a defined benefit pension or other postretirement plan, including fair value disclosures.	Prospectively, beginning December 31, 2009.	Expanded disclosure. See Note 14.
November 2008	Clarified the accounting for certain transactions and impairment considerations involving equity-method investments.	Prospectively, beginning January 1, 2009.	Not expected to be material.
June 2008	Created new accounting standards for determining whether an option or warrant on an entity’s own shares, such as in the company’s Convertible Notes, is eligible for equity classification.	Prospectively, beginning January 1, 2009.	Was not material.

Issue Date	Description	Effective Date for Chiquita	Effect on Chiquita’s Consolidated Financial Statements
May 2008	Created new accounting standards related to accounting for convertible debt instruments that may be settled in cash upon conversion, which changed the company’s accounting method for its Convertible Notes. Prior to the Codification, these standards were included in FASB Staff Position No. APB 14-1.	Retrospectively, beginning January 1, 2009.	See Note 10 for further discussion of the adoption and the effect on previously reported amounts.
April 2008	Created new accounting standards relating to factors that should be considered for renewals or extensions in determining the useful life of a recognized intangible asset	Prospectively, beginning January 1, 2009.	Will depend on number and size of future acquisitions, if any.
March 2008	Amended and expanded disclosure requirements for derivative instruments and hedging activities.	Prospectively, beginning January 1, 2009.	Expanded disclosure. See Note 11.
December 2007	Created new accounting standards for noncontrolling interests in consolidated financial statements which require: (a) noncontrolling interests in subsidiaries to be separately presented within equity; (b) consolidated net income to be adjusted to include the net income attributable to a noncontrolling interest; (c) consolidated comprehensive income to be adjusted to include the comprehensive income attributed to a noncontrolling interest; (d) additional disclosures; and (e) a noncontrolling interest to continue to be attributed its share of losses even if that attribution results in a deficit noncontrolling interest balance.	Prospectively, beginning January 1, 2009.	Was not material. Future impact will depend on the size and number of entities in which Chiquita holds a noncontrolling interest.
December 2007	Created new accounting standards for business combinations that expand the existing guidance related to transactions in obtaining control of a business and the related recognition and measurement of assets, liabilities, contingencies, goodwill and intangible assets.	Prospectively, beginning January 1, 2009.	Will depend on number and size of future acquisitions, if any.

See above under “Fair Value Measurements” for additional information on new accounting standards.

Note 2 — Earnings Per Share

Basic and diluted earnings per common share (“EPS”) are calculated as follows:

(In thousands, except per share amounts)	2009	2008*	2007
Income (loss) from continuing operations	$91,208	$(330,159)	$(45,690)
Deemed dividend to minority shareholder in a subsidiary +	—	—	(2,653)

Income (loss) from continuing operations available to common shareholders	91,208	(330,159)	(48,343)
(Loss) income from discontinued operations	(717)	1,464	(3,351)

Net income (loss)	$90,491	$(328,695)	$(51,694)

Weighted average common shares outstanding (used to calculate basic EPS)	44,607	43,745	42,493
Stock options, warrants and other stock awards	641	—	—

Weighted average common shares outstanding (used to calculate diluted EPS)	45,248	43,745	42,493

Net income (loss) per common share – basic:
Continuing operations	$2.05	$(7.54)	$(1.14)
Discontinued operations	(0.02)	0.03	(0.08)

	$2.03	$(7.51)	$(1.22)

Net income (loss) per common share – diluted:
Continuing operations	$2.02	$(7.54)	$(1.14)
Discontinued operations	(0.02)	0.03	(0.08)

	$2.00	$(7.51)	$(1.22)

*	Amounts differ from those previously reported due to the adoption of new accounting standards related to the company’s Convertible Notes as described in Note 10.

+	Represents a deemed dividend to a minority shareholder in a subsidiary, resulting in an additional $0.06 net loss per common share.

The assumed conversions to common stock of the company’s outstanding warrants, stock options, other stock awards and 4.25% Convertible Senior Notes due 2016 (“Convertible Notes”) are excluded from the diluted EPS computations for periods in which these items, on an individual basis, have an anti-dilutive effect on diluted EPS. In 2009 and 2008, the effect of the conversion of the Convertible Notes would have been anti-dilutive because the average trading price of the common stock was below the initial conversion price of $22.45 per share. For 2008 and 2007, the shares used to calculate diluted EPS would have been 44.8 million and 43.4 million, respectively, if the company had generated net income during each year.

Note 3 — Acquisitions and Divestitures

SALE OF INTEREST IN ASIA JOINT VENTURE

The company has operated in Asia primarily through the Chiquita-Unifrutti joint venture (“Asia JV”), which was engaged in the distribution of fresh bananas and pineapples from the Philippines to Japan, Korea and the Middle East. In August 2009, the company sold its 50% interest in the Asia JV to its former joint venture partner. In connection with the sale, the company entered into new long-term agreements with the former joint venture partner for (a) shipping and supply of bananas sold in the Middle East and (b) licensing of the Chiquita brand for sales of whole fresh bananas and pineapples in Japan and Korea.

The sale proceeds included $4 million of cash, a $58 million note that is receivable in installments over 10 years, which is recognized at a discounted value under the effective interest rate method, and certain contingent consideration. Approximately $13 million of the note had been received by December 31, 2009. At December 31, 2009, $3 million is included in “Other Receivables, net” and $37 million is included in “Investments and other assets, net” on the Consolidated Balance Sheet.

Prior to the transaction, the company had accounted for its investment in the Asia JV using the equity method. Subsequent to the transaction, sales and expenses related to selling bananas in the Middle East will be fully reflected in the company’s income statements. At the August 2009 transaction date, the carrying value of the company’s investment in the Asia JV was $52 million. The company did not recognize a gain or loss on the transaction, but did recognize contingent consideration that was determined to be probable of receipt up to an amount at which the carrying value would be recovered. Additional contingent consideration that would result in a gain or that is not assessed as probable of receipt will be recorded when realized.

SALE OF IVORY COAST OPERATIONS

In January 2009, the company sold its operations in the Ivory Coast. The sale resulted in a pre-tax gain of approximately $4 million included in “Cost of sales,” including realization of $11 million of cumulative translation gains. Income tax benefits of approximately $4 million were recognized in the first quarter of 2009 related to these operations.

SALE OF ATLANTA AG – DISCONTINUED OPERATIONS

In August 2008, the company sold 100% of the outstanding stock of its subsidiary, Atlanta AG (“Atlanta”), and certain related real property assets to UNIVEG Fruit & Vegetable for aggregate consideration of (i) €65 million in cash ($97 million), including working capital and net debt adjustments, and (ii) contingent consideration to be determined based on future performance criteria. Of the total consideration, €6 million ($8 million) was held in escrow through February 2010 to secure any potential obligations of the company under the agreement; this amount is included in “Other receivables, net” on the Consolidated Balance Sheet. In 2008, the company recognized a net gain on the sale of Atlanta of less than $1 million, which is included in “Income (loss) from discontinued operations” in the Consolidated Statements of Income and a $2 million income tax benefit to continuing operations from the reversal of certain valuation allowances. The net cash proceeds from the transaction were used primarily to reduce debt as described in Note 10. In 2009, the company recorded $1 million of expense, based on new information about potential indemnity obligations of the company under the sale agreement; which is included in “Income (loss) from discontinued operations, net of tax” in the Consolidated Income Statement.

Concurrent with the sale, the parties entered into a long-term agreement under which Atlanta continues to serve as the company’s preferred supplier of banana ripening and distribution services in

Germany, Austria and Denmark. In connection with this agreement and as part of the calculation of the net loss on the sale, the company recognized a $9 million deferred credit, which is being amortized to “Cost of sales” in the Consolidated Statements of Income over the initial 5-year term of the ripening and distribution services agreement, of which $2 million and less than $1 million of this credit were recognized in the years ended December 31, 2009 and 2008, respectively. Through the date of the sale, sales of Chiquita bananas and other produce into these markets through the Atlanta distribution system totaled $93 million and $151 million for 2008 and 2007, respectively. The continuing cash flows are not considered to be significant in relation to the overall activities of Atlanta and, therefore, Atlanta is presented as discontinued operations in the Consolidated Financial Statements.

Cash flows from discontinued operations include an increase in intercompany balances due to continuing operations of $2 million in 2008, compared to a decrease of $8 million in 2007. Prior to the sale, approximately three-fourths of the assets of discontinued operations were included in the Other Produce segment, with the remainder included in the Banana segment.

Summarized operating results of discontinued operations are as follows (operating results for 2008 are reported through the date of the sale of Atlanta):

(In thousands)	2008	2007
Net sales	$914,747	$1,198,082
Operating income (loss)	1,416	(494)
Income (loss) of discontinued operations before income taxes	2,664	(551)
Income tax benefit (expense)	(1,200)	(2,800)

Income (loss) from discontinued operations	$1,464	$(3,351)

Net sales from discontinued operations by segment:
Bananas	$162,099	$178,666
Other Produce	752,648	1,019,416
Operating income (loss) from discontinued operations by segment:
Bananas	$550	$2,862
Other Produce	1,995	(4,365)
Corporate	(1,129)	1,009

ACQUISITION OF VERDELLI FARMS

In October 2007, Fresh Express acquired all of the outstanding capital stock of Verdelli Farms, Inc., a regional processor of value-added salads, vegetables and fruit snacks in the northeastern United States. The company believes the acquisition has benefited Fresh Express by expanding its presence in the northeast United States through its customer relationships, manufacturing capabilities and distribution logistics in this region. Beginning in October 2007, the company’s Consolidated Statements of Income include operations from Verdelli Farms which were not significant. The allocation of the purchase price for the Verdelli Farms acquisition was not significant to any account on the Consolidated Balance Sheets.

SALE-LEASEBACK OF SHIPPING FLEET

In June 2007, the company completed the sale of its twelve refrigerated cargo ships and related spare parts for $227 million. As part of the transaction, Chiquita leased back eleven of the ships through 2014, with options for up to an additional five years, and the twelfth ship through 2010, with an option for up to an additional two years. The leases for all twelve ships qualify as operating leases.

The Company also leases seven additional refrigerated cargo ships under multi-year time charters, which commenced in December 2007 and January 2008.

The ships sold consisted of eight specialized refrigerated ships and four refrigerated container ships, which collectively transported approximately 70% of Chiquita’s banana volume shipped to core markets in Europe and North America. The company realized a gain on the sale of the ships of approximately $102 million, which has been deferred and is being amortized to “Cost of sales” in the Consolidated Statements of Income over the initial leaseback periods at a rate of approximately $15 million per year. The company recognized approximately $15 million, $15 million and $8 million of this gain in the years ended December 31, 2009, 2008 and 2007, respectively, as a reduction of cost of sales. In addition, the company also recognized $4 million of expenses in the second quarter of 2007 for severance and write-off of deferred financing costs associated with the repayment of debt described below, and a $2 million gain on the sale of the related spare parts.

The cash proceeds from the transaction were used to repay approximately $210 million of debt, including immediate repayment of $90 million of debt associated with the ships, and $120 million of debt under the prior CBL Facility (defined in Note 10). The company reinvested the remaining $12 million of net proceeds, which the company would have otherwise been obligated to use to repay amounts outstanding under the CBL Facility, into qualifying investments.

CHILEAN ASSET SALES

In the fourth quarter of 2007, the company sold three packing plants and other assets in Chile for approximately $10 million of cash proceeds, resulting in a $3 million net gain. In conjunction with 2007 exit activities in Chile, the company recorded approximately $7 million of inventory write-downs, severance and other costs and approximately $6 million of charges related to the exit of certain unprofitable farm leases, which were included in “Cost of sales” in the Consolidated Statement of Income. The company sold its remaining assets in Chile during the first quarter of 2008 for approximately $3 million of cash proceeds, resulting in a $1 million net gain. The company continues to source produce from independent growers in Chile.

Note 4 — Relocation and Restructuring

EUROPEAN HEADQUARTERS RELOCATION

During the fourth quarter of 2008, the company committed to relocate its European headquarters from Belgium to Switzerland to optimize its long-term tax structure. The relocation, which was complete at December 31, 2009, affected approximately 100 employees who were required to continue providing services until specified termination dates in order to be eligible for a one-time termination benefit. Employees in sales offices, ports and other field offices throughout Europe were not affected. In connection with the relocation, the company incurred aggregate costs of $19 million through December 31, 2009, including approximately $11 million of one-time termination benefits and approximately $8 million of relocation, recruiting and other costs. Expense for one-time termination benefits was accrued over each individual’s required service period. Relocation and recruiting costs were expensed as incurred. The company expects that most of the remaining accruals will be paid in 2010 and any remaining amounts will be paid in 2011.

A reconciliation of the accrual for the relocation that is included in “Accrued liabilities” is as follows:

(In thousands)	One-Time Termination Costs	Relocation, Recruiting and Other Costs	Total
December 31, 2007	$—	$—	$—
Amounts expensed	3,884	3,047	6,931
Amounts paid	—	(2,125)	(2,125)

December 31, 2008	3,884	922	4,806
Amounts expensed	6,951	5,125	12,076
Amounts paid	(9,947)	(5,877)	(15,824)
Currency translation	58	—	58

December 31, 2009	$946	$170	$1,116

RESTRUCTURING

In October 2007, the company began implementing a restructuring plan designed to improve profitability by consolidating operations and simplifying its overhead structure to improve efficiency, stimulate innovation and enhance focus on customers and consumers. The restructuring plan included the elimination of approximately 170 management positions and more than 700 other full time positions. The restructuring plan was designed to optimize the distribution network by closing distribution facilities in Greencastle, Pennsylvania; Carrollton, Georgia; and Bradenton, Florida. The restructuring plan also discontinued the company’s line of fresh-cut fruit bowls to focus on its line of healthy snacks via the conversion of facilities in Edgington, Illinois and Salinas, California. The restructuring plan was substantially complete at December 31, 2007. The company recorded charges of approximately $26 million in 2007 related to this restructuring, including $14 million related to severance costs and $12 million related to facility closures and conversions. These amounts represented substantially all of the restructuring-related costs, including all severance-related actions. The restructuring-related expense recorded in the first quarter of 2008 was less than $1 million and related to certain severance costs being recorded over the requisite service periods and final adjustments due to the sale of assets held for sale. At December 31, 2007, the company had an $11 million accrual for severance, included in “Accrued liabilities” on the Consolidated Balance Sheet which was paid in 2008.

Note 5 — Inventories

Inventories consist of the following:

	December 31,
(In thousands)	2009	2008
Bananas	$53,846	$44,910
Salads	6,760	4,264
Other fresh produce	1,733	2,632
Processed food products	13,148	20,705
Growing crops	77,032	83,554
Materials, supplies and other	60,374	58,133

	$212,893	$214,198

The carrying value of inventories valued by the LIFO method was approximately $93 million and $88 million at December 31, 2009 and 2008, respectively. At current costs, these inventories would have been approximately $42 million and $40 million higher than the LIFO values at December 31, 2009 and 2008, respectively.

Note 6 — Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,
(In thousands)	2009	2008
Land	$39,813	$39,853
Buildings and improvements	144,177	135,609
Machinery, equipment and other	351,191	327,562
Containers	14,756	15,863
Cultivations	54,622	55,641

	604,559	574,528
Accumulated depreciation	(269,031)	(242,083)

	$335,528	$332,445

Note 7 — Equity Method Investments

The company had operated in Asia primarily through the Asia JV, which was engaged in the distribution of fresh bananas and pineapples from the Philippines to Japan, Korea and the Middle East. In August 2009, the company sold its 50% interest in the Asia JV to its former joint venture partner. Prior to the sale, the company had accounted for its investment in the Asia JV using the equity method. Other equity method investments are not significant. The company’s share of the income (loss) from equity method investments was $17 million, $10 million and less than $(1) million in 2009, 2008 and 2007, respectively, and its investment in these affiliates totaled $18 million and $53 million at December 31, 2009 and 2008, respectively. After the sale of the company’s interest in the Asia JV, the remaining equity method investees are not significant.

The company’s share of undistributed earnings from its equity method investments totaled $14 million and $42 million at December 31, 2009 and 2008, respectively. The company’s carrying value of equity method investments was approximately $1 million and $22 million less than the company’s proportionate share of the investees’ underlying net assets at December 31, 2009 and 2008, respectively. The amount associated with the property, plant and equipment of the underlying investees was not significant.

Summarized unaudited financial information for the Asia JV and other equity method investments is as follows:

	Years ended December 31,
(In thousands)	2009	2008	2007
Revenue	$567,739	$719,040	$612,103
Gross profit	88,562	71,228	49,774
Net income (loss)	33,823	20,939	(3,375)

	December 31,
(In thousands)	2009	2008
Current assets	$47,456	$93,427
Total assets	72,047	225,795
Current liabilities	23,642	56,416
Total liabilities	33,205	72,584

Sales by Chiquita to equity method investees were approximately $35 million, $30 million and $18 million in the years ended December 31, 2009, 2008 and 2007, respectively. Purchases by the company from equity method investees were $10 million, $14 million and $13 million in the years ended December 31, 2009, 2008 and 2007, respectively.

Note 8 — Goodwill, Trademarks and Intangible Assets

GOODWILL

The company’s goodwill is primarily related to the company’s salad operations, Fresh Express, and is included in the company’s Salads and Healthy Snacks reportable segment (see Note 18). Goodwill is as follows:

(In thousands)	Gross Goodwill	Accumulated Impairment Losses[1]	Net Carrying Value of Goodwill
December 31, 2007	$547,637	$—	$547,637
Impairment charge[1]	—	(375,295)	(375,295)
Resolution of income tax contingencies	(2,286)	—	(2,286)
Resolution of contingent purchase price	5,328	—	5,328

December 31, 2008	550,679	(375,295)	175,384
Resolution of contingent purchase price	1,200	—	1,200

December 31, 2009	$551,879	$(375,295)	$176,584

[1]	The 2008 impairment charge is described in Note 1.

TRADEMARKS AND OTHER INTANGIBLE ASSETS

The company’s trademarks for Chiquita and Fresh Express are not amortizable (indefinite-lived). Other intangible assets, such as customer relationships and patented technology related to Fresh Express, are amortizable (definite-lived). Trademarks and other intangible assets, net consist of the following:

	December 31,
(In thousands)	2009	2008
Unamortized intangible assets:
Chiquita trademarks	$387,585	$387,585
Fresh Express trademarks	61,500	61,500

	$449,085	$449,085

Amortized intangible assets:
Customer relationships	$110,000	$110,000
Patented technology	59,500	59,500

	169,500	169,500
Accumulated amortization	(44,673)	(34,379)

Other intangible assets, net	$124,827	$135,121

Amortization expense of other intangible assets totaled $10 million in each of 2009, 2008 and 2007. The estimated amortization expense associated with other intangible assets is approximately $10 million in each of the next five years. See Note 1 for discussion of impairment reviews.

Note 9 — Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

	December 31,
(In thousands)	2009	2008
Accounts payable:
Trade	$241,844	$249,040
Book overdrafts[1]	22,048	15,731
Other	31,680	29,864

	$295,572	$294,635

Accrued liabilities:
Payroll and employee benefit costs	$72,781	$60,705
Accrued sales incentives	16,666	18,267
Income taxes	15,816	13,985
Other	53,483	45,930

	$158,746	$138,887

[1]	Represents outstanding checks in excess of deposits when the right of offset with other accounts does not exist.

Note 10 — Debt

Debt consists of the following:

	December 31,
(In thousands)	2009	2008
Parent company:
7 1/2% Senior Notes due 2014	$167,083	$195,328
8 7/8% Senior Notes due 2015	179,185	188,445
4.25% Convertible Senior Notes due 2016[1]	127,138	120,385

Long-term debt of parent company	473,406	504,158
Subsidiaries:
Loans secured by substantially all U.S. assets, due in installments from 2008 to 2014:
Credit Facility Term Loan	182,500	192,500
Other loans	163	653
Less current maturities	(17,607)	(10,495)

Long-term debt of subsidiaries	165,056	182,658

Total long-term debt	$638,462	$686,816

[1]	Amounts differ from those previously reported due to the adoption of new accounting standards related to the company’s Convertible Notes as described below.

Debt maturities are as follows:

(In thousands)
2010	$17,607
2011	20,028
2012	20,018
2013	20,010
2014	272,083
Later years	379,185

In 2009, the company repurchased $38 million principal amount of its Senior Notes in the open market at a small discount, consisting of $28 million of the 7 1/2 % Senior Notes and $9 million of the 8 7/8% Senior Notes. These repurchases resulted in a small extinguishment loss of less than $1 million, after deferred financing fee write-offs and transaction costs. In January and February 2010, the company repurchased an additional $7 million principal amount of 7 1/2% Senior Notes, for par value. In 2008, the company repurchased $55 million principal amount of 7 1/2% Senior Notes and $36 million principal amount of 8 7/8% Senior Notes at a discount in the open market with $75 million of the net proceeds from the sale of Atlanta (see Note 3). The 2008 Senior Note repurchases resulted in an extinguishment gain of approximately $14 million, after deferred financing fee write-offs and transaction costs. These repurchased Senior Notes are being held by Chiquita Brands L.L.C. (“CBL”), the main operating subsidiary of the company, as permitted investments under the terms of the Credit Facility. Although these repurchased Senior Notes were not retired, the company does not intend to resell any of them.

Total cash payments for interest were $51 million, $78 million and $82 million in 2009, 2008 and 2007, respectively.

SENIOR NOTES

The 7 1/2% Senior Notes due 2014 are callable on or after November 1, 2009, in whole or from time to time in part, at 103.75% of face value declining to face value in 2012. The 8 7/8% Senior Notes due 2015 are callable on or after June 1, 2010, in whole or from time to time in part, at 104.438% of face value declining to face value in 2013. Before June 1, 2010, the company may redeem some or all of the 8 7/8% Senior Notes at a specified treasury make-whole rate.

The indentures for the 7 1/2% and 8 7/8% Senior Notes contain covenants that limit the ability of the company and its subsidiaries to incur debt and issue preferred stock, dispose of assets, make investments, pay dividends or make distributions in respect of the company’s capital stock, create liens, merge or consolidate, issue or sell stock of subsidiaries, enter into transactions with certain shareholders or affiliates, and guarantee company debt. These covenants are generally less restrictive than the covenants under the Credit Facility or the prior CBL Facility.

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

CHANGE IN METHOD OF ACCOUNTING FOR CONVERTIBLE NOTES

On January 1, 2009, the company adopted new accounting standards related to convertible debt instruments, which required a change in the company’s accounting method for the Convertible Notes. Prior periods have been adjusted to reflect this change.

The company’s Convertible Notes are required to be accounted for in two components: (i) a debt component included in “Long-term debt of parent company” recorded at the estimated fair value upon issuance of a similar debt instrument without the debt-for-equity conversion feature; and (ii) an equity component included in “Capital surplus” representing the estimated fair value of the conversion feature at the date of issuance. This separation results in the debt being carried at a discount compared to the principal. This discount is then accreted to the carrying value of the debt component using the effective interest rate method over the expected life of the Convertible Notes (through the 2016 maturity date).

To estimate the fair value of the debt component on the date of issuance, the company discounted the principal balance to result in an effective interest rate of 12.50%, which was the estimated interest rate that would have been required for the company to have issued a similar debt instrument without the debt-for-equity conversion feature on the issuance date. The fair value of the equity component was estimated as the difference between the full principal amount and the estimated fair value of the debt component, net of an allocation of issuance costs and income tax effects. These fair value estimates are Level 3 measurements (described in Note 12) and will be reconsidered in the event that any of the Convertible Notes are converted. The effective interest rate on the debt component for each of the years ended December 31, 2009 and 2008 was 12.50%.

The carrying amounts of the debt and equity components of the Convertible Notes, after the retrospective application of the new accounting standards, are as follows:

	December 31,
(In thousands)	2009	2008
Principal amount of debt component[1]	$200,000	$200,000
Unamortized discount	(72,862)	(79,615)

Net carrying amount of debt component	$127,138	$120,385

Equity component	$84,904	$84,904
Issuance costs and income taxes	(3,210)	(3,210)

Equity component, net of issuance costs and income taxes	$81,694	$81,694

[1]	As of December 31, 2009, the Convertible Notes’ “if-converted” value did not exceed their principal amount because the company’s share price was below the conversion price of the Convertible Notes.

The interest expense related to the Convertible Notes was as follows:

	December 31,
(In thousands)	2009	2008
4.25% coupon interest	$8,500	$7,508
Amortization of deferred financing fees	505	750
Retrospective effect of allocating deferred financing fees to the equity component	—	(319)
Amortization of discount on the debt component	6,753	5,289

Total interest expense related to the Convertible Notes	$15,758	$13,228

The effect of the retrospective application of these new accounting standards is as follows:

Income Statement Data:

	Year Ended December 31, 2008
(In thousands, except per share amounts)	Previously Reported		Impact of Change in Accounting Standards	As Adjusted
Interest expense	$75,832		$4,970	$80,802
Loss from continuing operations	(325,189)		(4,970)	(330,159)
Net loss	(323,725)		(4,970)	(328,695)
Earnings per common share – Basic:
Continuing operations	$(7.43)		$(0.11)	$(7.54)
Discontinued operations	0.03		—	0.03

	$(7.40	) $	(0.11)	$(7.51)

Earnings per common share – Diluted:
Continuing operations	$(7.43)		$(0.11)	$(7.54)
Discontinued operations	0.03		—	0.03

	$(7.40	) $	(0.11)	$(7.51)

Balance Sheet Data:

	December 31, 2008
(In thousands)	Previously Reported	Impact of Change in Accounting Standards	As Adjusted
Investments and other assets, net	$134,150	$(2,776)	$131,374
Total assets	1,990,961	(2,776)	1,988,185
Long-term debt of parent company	583,773	(79,615)	504,158
Deferred tax liability	104,244	115	104,359
Total liabilities	1,543,284	(79,500)	1,463,784
Capital surplus	716,085	81,694	797,779
Retained earnings (accumulated deficit)	(218,791)	(4,970)	(223,761)
Total equity	447,677	76,724	524,401

CREDIT FACILITY

In March 2008, CBL entered into a $350 million senior secured credit facility (“Credit Facility”) that replaced the remaining portions of the prior CBL Facility (discussed below). The Credit Facility matures on March 31, 2014 and consists of a $200 million senior secured term loan (the “Term Loan”) and a $150 million senior secured revolving credit facility (the “Revolver”). The Revolver may be increased to $200 million under certain conditions.

The Term Loan bears interest at an annual rate at the company’s option of either: (i) the “Base Rate” plus 2.75% to 3.50%; or (ii) LIBOR plus 3.75% to 4.50%. The interest rate spread in each case is based on the CBII’s adjusted leverage ratio. The “Base Rate” is the higher of the lender’s prime rate and the Federal Funds Effective Rate plus 0.50%. Through September 2008, the terms of the Credit Facility set the annual interest rate for the Term Loan at LIBOR plus 4.25%. Based upon the CBII adjusted leverage ratio, it reset to LIBOR plus 3.75% on October 1, 2008. At December 31, 2009 and 2008, the annual interest rate was LIBOR plus 3.75%, or 4.00% and 5.95%, respectively. The Term Loan requires quarterly principal repayments of $2.5 million through March 31, 2010 and quarterly principal repayments of $5.0 million thereafter for the life of the loan, with any remaining balance to be paid upon maturity at March 31, 2014. Borrowings under the Term Loan were used to extinguish the prior credit facility, including the $47 million balance of the prior revolving credit facility.

The Revolver bears interest at an annual rate at the company’s option of either: (i) the “Base Rate” plus 2.00% to 2.75%; or (ii) LIBOR plus 3.00% to 3.75%. The interest rate spread in each case is based on the CBII adjusted leverage ratio. Based on the CBII adjusted leverage ratio, the borrowing rate under the Revolver would be either the Base Rate plus 2.00% or LIBOR plus 3.00%. The company is required to pay a fee of 0.50% per annum on the daily unused portion of the Revolver. The Revolver contains a $100 million sub-limit for letters of credit, subject to a $50 million sub-limit for non-U.S. currency letters of credit. At December 31, 2009, there were no borrowings under the Revolver, and approximately $22 million of credit availability was used to support issued letters of credit, leaving approximately $128 million of availability.

The obligations under the Credit Facility are guaranteed by CBII, substantially all of CBL’s domestic subsidiaries and certain of its foreign subsidiaries. The obligations under the Credit Facility are secured by substantially all of the assets of CBL and its domestic subsidiaries, including trademarks, 100% of the stock of substantially all of CBL’s domestic subsidiaries and at least 65% of the stock of certain of CBL’s foreign subsidiaries. CBII’s obligations under its guarantee are secured by a pledge of the stock of CBL.

The Credit Facility contains two financial maintenance covenants, an operating company leverage covenant of 3.50x and a fixed charge covenant of 1.15x, for the life of the facility, and no holding company or consolidated leverage covenant. At December 31, 2009, the company was in compliance with the financial covenants of the Credit Facility. Repurchases of the Senior Notes in 2010, 2009 and 2008 did not affect the financial maintenance covenants of the Credit Facility because they were repurchased by CBL as permitted investments under the terms of the Credit Facility and therefore, do not affect the financial maintenance covenants. Although these repurchased Senior Notes were not retired, the company does not intend to resell or re-issue any of them.

The Credit Facility also places customary limitations on the ability of CBL and its subsidiaries to incur additional debt, create liens, dispose of assets, carry out mergers and acquisitions and make investments and capital expenditures, as well as limitations on CBL’s ability to make loans, distributions or other transfers to CBII. However, payments to CBII are permitted: (i) whether or not any event of default exists or is continuing under the Credit Facility, for all routine operating expenses in connection with the company’s normal operations and to fund certain liabilities of CBII (including interest payments on the Senior Notes and Convertible Notes) and (ii) subject to no continuing event of default and compliance with the financial covenants, for other financial needs, including (A) payment of dividends and distributions to the company’s shareholders and (B) repurchases of the company’s common stock. At December 31, 2009, distributions to CBII, other than for normal overhead expenses and interest on the company’s Senior Notes and Convertible Notes, were limited to approximately $125 million. The Credit Facility also requires that the net proceeds of significant asset sales (other than those related to Atlanta) be used within 180 days to prepay outstanding amounts, unless those proceeds are reinvested in the company’s business.

PRIOR CBL FACILITY

The Credit Facility replaced the remaining portions of a previous senior secured credit facility (the “CBL Facility”). The CBL Facility included a $200 million revolving credit facility (the “Revolving Credit Facility”) that would have expired in 2010 and two term loans, one for $125 million (“Term Loan

B”) and one for $375 million (“Term Loan C”) maturing in 2011 and 2012, respectively. The proceeds of the CBL Facility had been used to finance a portion of the acquisition of Fresh Express. In 2007, the company repaid $80 million of borrowings under the Revolving Credit Facility, the remaining $24 million of Term Loan B and $40 million of Term Loan C using proceeds from the sale of its ships (see Note 3). In February 2008, the company repaid $194 million of Term Loan C with the net proceeds of the Convertible Notes issuance, and in March 2008, the company repaid the remaining $132 million of Term Loan C with the proceeds from the Term Loan under the new Credit Facility. The company had borrowed an additional $57 million under the Revolving Credit Facility in January and February 2008, which was also repaid in March 2008, primarily with the proceeds from the new Term Loan. Upon the extinguishment of the CBL Facility, the remaining $9 million of related deferred financing fees were recognized through “Interest expense” in the Consolidated Statements of Income. At December 31, 2007, the interest rate on Term Loan C was LIBOR plus 3.00%, or 7.875%.

Note 11 — Hedging

Derivative instruments are recognized at fair value on the Consolidated Balance Sheets. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of gains or losses on the derivatives are reported as a component of “Accumulated other comprehensive income of continuing operations” and are reclassified into net income in the same period during which the hedged transaction affects net income. Gains and losses on derivatives representing hedge ineffectiveness are recognized in net income currently. See further information regarding fair value measurements of derivatives in Note 12.

The company purchases euro put option contracts to hedge the cash flow and earnings risks that any significant decline in the value of the euro would have on the conversion of euro-based revenue into U.S. dollars. Purchased euro put options require an upfront premium payment and can reduce these risks in the event of significant future declines in the value of the euro, without limiting the benefit received from a stronger euro. Foreign currency hedging costs charged to the Consolidated Statements of Income reduce any favorable impact of the exchange rate on U.S. dollar realizations of euro-denominated sales. These purchased euro put options are designated as cash flow hedging instruments. Foreign currency hedging costs charged to the Consolidated Statements of Income were $1 million, $9 million and $19 million in 2009, 2008 and 2007, respectively. At December 31, 2009, unrealized net losses of $3 million on the company’s purchased euro put options were deferred in “Accumulated other comprehensive income of continuing operations,” which would be reclassified to net income, if realized, in the next twelve months.

Most of the company’s foreign operations use the U.S. dollar as their functional currency. As a result, balance sheet translation adjustments due to currency fluctuations are recognized currently in “Cost of sales” in the Consolidated Statements of Income. To minimize the resulting volatility, the company also enters into 30-day euro forward contracts each month to economically hedge the net monetary assets exposed to euro exchange rates. These 30-day euro forward contracts are not designated as hedging instruments, and gains and losses on these forward contracts are recognized currently in “Cost of sales” in the Consolidated Statements of Income. For the year ended December 31, 2009, the company recognized $6 million of losses on 30-day euro forward contracts, and $4 million of income from fluctuations in the value of the net monetary assets exposed to euro exchange rates.

The company also enters into bunker fuel forward contracts for its shipping operations, which permit it to lock in fuel purchase prices for up to three years and thereby minimize the volatility that changes in fuel prices could have on its operating results. These bunker fuel forward contracts are designated as cash flow hedging instruments. Bunker fuel hedging benefits included in the Consolidated Statements of Income were $3 million, $21 million and $12 million in 2009, 2008 and 2007, respectively. At December

31, 2009, unrealized net gains of $4 million on the company’s bunker fuel forward contracts were deferred in “Accumulated other comprehensive income of continuing operations,” including net losses of $4 million which would be reclassified to net income, if realized, in the next twelve months.

At December 31, 2009, the company’s hedge portfolio was comprised of the following:

	Notional Amount	Average Rate/Price	Settlement Period
Derivatives designated as hedging instruments:
Purchased euro put options	€165 million	$1.39/	€2010
Fuel derivatives:
3.5% Rotterdam Barge:
Bunker fuel forward contracts	185,765 mt	$474/mt	2010
Bunker fuel forward contracts	185,233 mt	$434/mt	2011
Singapore/New York Harbor:
Bunker fuel forward contracts	47,993 mt	$506/mt	2010
Bunker fuel forward contracts	48,719 mt	$460/mt	2011

Activity related to the company’s derivative assets and liabilities designated as hedging instruments is as follows:

(In thousands)	Purchased Euro Put Options	Bunker Fuel Forward Contracts
Balance at December 31, 2007	$6,986	$49,877
Realized (gains) losses included in net income	(9,179)	20,900
Purchases[1]	16,850	—
Changes in fair value	32,582	(149,779)

Balance at December 31, 2008	$47,239	$(79,002)

Realized (gains) losses included in net income	1,093	1,161
Purchases[1]	—	—
Changes in fair value	(41,805)	84,098

Balance at December 31, 2009	$6,527	$6,257

[1]

Purchases represent the cash premiums paid upon the purchase of euro put options. Bunker fuel forward contracts require no up-front cash payment and have an initial fair value of zero; instead any gain or loss on the forward contracts (swaps) is settled in cash upon the maturity of the forward contracts.

The following table summarizes the fair values of the company’s derivative instruments on a gross basis and the location of these instruments on the Consolidated Balance Sheet at December 31, 2009. To the extent derivatives in an asset position and derivatives in a liability position are with the same counterparty, they are netted in the Consolidated Balance Sheets because the company enters into master netting arrangements with each of its hedging partners.

(In thousands)	Balance Sheet Location	Derivatives in an Asset Position		Derivatives in a Liability Position
		December 31,		December 31,
		2009	2008	2009	2008
Derivatives designated as hedging instruments:
Purchased euro put options	Other current assets	$6,527	$26,273	$—	$—
Purchased euro put options	Other liabilities	—	20,966	—	—
Bunker fuel forward contracts	Other current assets	1,685	—	—	(24,541)
Bunker fuel forward contracts	Accrued liabilities	—	—	(5,515)	—
Bunker fuel forward contracts	Investments and other assets, net	10,087	—	—	—
Bunker fuel forward contracts	Other liabilities	—	—	—	(54,461)

Total derivatives		$18,299	$47,239	$(5,515)	$(79,002)

The following table summarizes the effect of the company’s derivatives designated as cash flow hedging instruments on OCI and earnings:

	Year Ended December 31, 2009
(In thousands)	Purchased Euro Put Options	Bunker Fuel Forward Contracts	Total Effect
Gain (loss) recognized in OCI on derivative (effective portion)	$(19,887)	$79,718	$59,831
Gain (loss) reclassified from accumulated OCI into income (effective portion)[1]	9,582	(1,161)	8,421
Gain (loss) recognized in income on derivative (ineffective portion)[2]	—	4,380	4,380

[1]	Gain (loss) reclassified from accumulated OCI into income (effective portion) is included in “Net sales” for purchased euro put options and “Cost of sales” for bunker fuel forward contracts.

[2]	Gain (loss) recognized in income on derivative (ineffective portion), if any, is included in “Net sales” for purchased euro put options and “Cost of sales” for bunker fuel forward contracts.

The amount included in net income (loss) for the change in fair value of the bunker fuel forward contracts relating to hedge ineffectiveness was a gain of $4 million, $1 million and $2 million in 2009, 2008 and 2007, respectively.

Note 12 — Fair Value Measurements

Fair value is the price to hypothetically sell an asset or transfer a liability in an orderly manner in the principal market for that asset or liability. Accounting standards prioritize the use of observable inputs in measuring fair value. The level of a fair value measurement is determined entirely by the lowest level input that is significant to the measurement. The three levels are (from highest to lowest):

Level 1 – observable prices in active markets for identical assets and liabilities;

Level 2 – observable inputs other than quoted market prices in active markets for identical assets and liabilities, which include quoted prices for similar assets or liabilities in an active market and market-corroborated inputs; and

Level 3 – unobservable inputs.

At December 31, 2009, the company carried the following financial assets and liabilities at fair value:

		Fair Value Measurements Using
(In thousands)	Dec. 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Purchased euro put options	$6,527	$—	$6,527	$—
Bunker fuel forward contracts	6,257	—	6,257	—
Available-for-sale investment	3,034	3,034	—	—

	$15,818	$3,034	$12,784	$—

At December 31, 2008, the company carried the following financial assets and liabilities at fair value:

		Fair Value Measurements Using
(In thousands)	Dec. 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Purchased euro put options	$47,239	$—	$47,239	$—
Bunker fuel forward contracts	(79,002)	—	—	(79,002)
30-day euro forward contracts	1,832	—	1,832	—
Available-for-sale investment	3,199	3,199	—	—

	$(26,732)	$3,199	$49,071	$(79,002)

The company values fuel hedging positions by applying an observable discount rate to the current forward prices of identical hedge positions. The company values currency hedging positions by utilizing observable or market-corroborated inputs such as exchange rates, volatility and forward yield curves. The company trades only with counterparties that meet certain liquidity and creditworthiness standards, and does not anticipate non-performance by any of these counterparties. The company does not require collateral from its counterparties, nor is it obliged to provide collateral when contracts are in a liability position. However, consideration of non-performance risk is required when valuing derivative instruments, and the company includes an adjustment for non-performance risk in the fair value measure of derivative instruments to reflect the full credit default spread (“CDS”) applied to the net exposure by counterparty. When there is a net asset position, the company uses the counterparty’s CDS, which is generally an observable input; when there is a net liability position, the company uses its own estimated CDS, which is an unobservable input. CDS is generally not a significant input in measuring fair value; however, at December 31, 2008 the company’s own unobservable estimated CDS was significant to the fair value measurement of bunker fuel forward contracts, and accordingly, they were classified as Level 3 measurements. At December 31, 2009, the company’s adjustment for non-performance risk was not significant for either the purchased euro put options or the bunker fuel forward contracts. At December 31, 2008, the company’s adjustment for non-performance risk reduced the company’s derivative assets for purchased euro put options by approximately $1 million, and reduced the derivative liabilities for bunker fuel forward contracts by approximately $8 million. CDS is not significant to the fair value measurement of 30-day euro forward contracts. See further discussion and tabular disclosure of hedging activity in Note 11.

The company has not elected to carry its debt at fair value. The carrying values of the company’s debt represent amortized cost and are summarized below with estimated fair values:

	December 31, 2009		December 31, 2008
(In thousands)	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Financial instruments not carried at fair value:
Parent company debt:
7 1/2% Senior Notes	$167,083	$168,000	$195,328	$133,000
8 7/8% Senior Notes	179,185	182,000	188,445	126,000
4.25% Convertible Senior Notes[1]	127,138	215,000	120,385	154,000
Subsidiary debt:
Term Loan (Credit Facility)	182,500	175,000	192,500	150,000
Other	163	100	653	600

[1]

The principal amount of the Convertible Notes is $200 million. The carrying amount of the Convertible Notes is less than the principal amount due to the adoption of new accounting standards for Convertible Notes as described in Note 10.

The fair value of the parent company debt is based on quoted market prices (Level 1). The term loan may be traded on the secondary loan market, and the fair value of the term loan is based on either the last available trading price, if recent, or trading prices of comparable debt (Level 3). Level 3 fair value measurements described in Note 1 are used in the impairment reviews of goodwill and intangible assets. Fair value measurements of benefit plan assets included in net benefit plan liabilities are discussed in Note 14. The carrying amounts of cash and equivalents, accounts receivable and accounts payable approximate fair value.

Note 13 — Leases

Total rental expense consists of the following:

(In thousands)	2009	2008	2007
Gross rentals
Ships and containers	$178,637	$165,315	$143,942
Other	43,790	47,776	41,855

	222,427	213,091	185,797
Sublease rentals	(5,689)	(9,362)	(7,318)

	$216,738	$203,729	$178,479

In June 2007, the company completed the sale of its twelve refrigerated cargo ships, as discussed in Note 3, which are being chartered back from two shipping operators. The company is leasing back eleven of the ships through 2014, with options for up to an additional five years, and five vessels through 2010 and three vessels through 2011, with an option for up to an additional two years. In addition, the company is leasing four more ships, which are being leased through 2012. No purchase options exist on ships under operating leases.

Portions of the minimum rental payments for ships constitute reimbursement for ship operating costs paid by the lessor. In addition, the company incurs a significant amount of rental expense related to short-term leases for shipping operations, which are not included in the future minimum rental payments table below. Future minimum rental payments required under operating leases having initial or remaining non-cancelable lease terms in excess of one year at December 31, 2009 are as follows:

(In thousands)	Ships and containers	Other	Total
2010	$123,499	$22,879	$146,378
2011	89,967	17,614	107,581
2012	64,958	11,088	76,046
2013	41,434	7,737	49,171
2014	19,270	6,223	25,493
Later years	4,858	19,237	24,095

Note 14 — Pension and Severance Benefits

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

Pension and severance expense consists of the following:

	Domestic Plans
(In thousands)	2009	2008	2007
Defined benefit and severance plans:
Service cost	$434	$347	$483
Interest on projected benefit obligation	1,479	1,444	1,435
Expected return on plan assets	(1,704)	(1,898)	(1,803)
Recognized actuarial loss	55	22	29

	264	(85)	144
Defined contribution plans	8,576	9,133	9,622

Total pension and severance expense	$8,840	$9,048	$9,766

	Foreign Plans
(In thousands)	2009	2008	2007
Defined benefit and severance plans:
Service cost	$4,721	$5,488	$5,397
Interest on projected benefit obligation	4,294	3,354	3,522
Expected return on plan assets	(45)	(117)	(125)
Recognized actuarial (gain) loss	(146)	627	642
Amortization of prior service cost	128	65	282

	8,952	9,417	9,718
Net settlement gain	—	—	(544)

	8,952	9,417	9,174
Defined contribution plans	584	467	424

Total pension and severance expense	$9,536	$9,884	$9,598

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

Financial information with respect to the company’s domestic and foreign defined benefit pension and severance plans is as follows:

	Domestic Plans Year Ended December 31,		Foreign Plans Year Ended December 31,
(In thousands)	2009	2008	2009	2008
Fair value of plan assets at beginning of year	$16,162	$24,733	$5,054	$5,138
Actual return on plan assets	3,560	(6,675)	177	160
Employer contributions	1,150	274	7,224	7,299
Benefits paid	(2,499)	(2,170)	(7,378)	(7,457)
Foreign exchange	—	—	(88)	(86)

Fair value of plan assets at end of year	$18,373	$16,162	$4,989	$5,054

Projected benefit obligation at beginning of year	$24,801	$25,306	$41,751	$47,073
Service and interest cost	1,913	1,791	9,015	8,842
Actuarial loss (gain)	1,501	(126)	6,792	(7,276)
Benefits paid	(2,499)	(2,170)	(7,378)	(7,457)
Amendments	—	—	(84)	836
Foreign exchange	—	—	(72)	(267)

Projected benefit obligation at end of year	$25,716	$24,801	$50,024	$41,751

Plan assets less than projected benefit obligation	$(7,343)	$(8,639)	$(45,035)	$(36,697)

The short-term portion of the unfunded status was approximately $8 million and $7 million for foreign plans at December 31, 2009 and 2008, respectively. The full unfunded status of the domestic plans was classified as long-term. The combined foreign and domestic plans’ accumulated benefit obligation was approximately $66 million and approximately $60 million as of December 31, 2009 and 2008, respectively.

The following weighted-average assumptions were used to determine the projected benefit obligations for the company’s domestic pension plans and foreign pension and severance plans:

	Domestic Plans December 31,		Foreign Plans December 31,
	2009	2008	2009	2008
Discount rate	5.50%	6.25%	8.00%	10.75%
Rate of compensation increase	5.00%	5.00%	5.00%	5.00%

The company’s long-term rate of return on plan assets is based on the strategic asset allocation and future expected returns on plan assets. The following weighted-average assumptions were used to determine the net periodic benefit cost for the company’s domestic pension plans and foreign pension and severance plans:

	Domestic Plans December 31,		Foreign Plans December 31,
	2009	2008	2009	2008
Discount rate	6.25%	5.75%	10.75%	7.25%
Rate of compensation increase	5.00%	5.00%	5.00%	5.00%
Long-term rate of return on plan assets	7.75%	8.00%	1.00%	2.25%

Included in “Accumulated other comprehensive income of continuing operations” in the Consolidated Balance Sheets are the following amounts that have not yet been recognized in net periodic pension cost:

	December 31,
(In thousands)	2009	2008
Unrecognized actuarial losses	$15,609	$9,025
Unrecognized prior service costs	1,204	1,416

The prior service costs and actuarial gains included in accumulated other comprehensive income and expected to be included in net periodic pension cost during the next twelve months are less than $1 million.

The weighted-average asset allocations of the company’s domestic pension plans and foreign pension and severance plans by asset category are as follows:

	Domestic Plans December 31,		Foreign Plans December 31,
	2009	2008	2009	2008
Asset category:
Equity securities	74%	66%	—	—
Fixed income securities	25%	32%	30%	34%
Cash and equivalents	1%	2%	70%	66%

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

Mutual funds, domestic common stock, corporate debt securities and mortgage-backed pass through securities held in the plans are publicly traded in active markets and are valued using the net asset value, or closing price of the investment at the measurement date. There have been no changes in the methodologies used at December 31, 2009 and 2008. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

At December 31, 2009, the fair values of assets of the company’s pension plans were as follows:

(In thousands)	Dec. 31, 2009	Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Domestic pension plans:
Money market accounts	$236	$236	$—	$—
Mutual funds:
Domestic	6,606	6,606	—	—
International	2,023	2,023	—	—
Domestic large-cap common stock	4,929	4,929	—	—
Fixed income securities:
Corporate bonds	2,352	—	2,352	—
Mortgage-backed pass-throughs	1,549	—	1,549	—
Other	678	—	678	—

Total assets of domestic pension plans	18,373	13,794	4,579	—

Foreign pension and severance plans:
Cash and equivalents	3,508	3,508	—	—
Fixed income securities	1,481	—	1,481	—

Total assets of foreign pension and severance plans	4,989	3,508	1,481	—

Total assets of pension and severance plans	$23,362	$17,302	$6,060	$—

The company expects to contribute approximately $4 million, including discretionary contributions, to its domestic defined benefit pension plans and expects to contribute approximately $9 million to its foreign pension and severance plans in 2010.

Expected benefit payments for the company’s domestic defined benefit pension plans and foreign pension and severance plans are as follows:

(In thousands)	Domestic Plans	Foreign Plans
2010	$2,113	$9,013
2011	2,094	8,369
2012	2,098	7,834
2013	2,073	7,270
2014	2,070	6,841
2015-2019	9,748	29,562

Note 15 — Income Taxes

“Income tax (expense) benefit” consists of the following:

(In thousands)	U.S. Federal	U.S. State	Foreign	Total
2009:
Current tax benefit (expense)	$(1,236)	$(1,499)	$3,870	$1,135
Deferred tax (expense) benefit	—	141	(876)	(735)

	$(1,236)	$(1,358)	$2,994	$400

2008:
Current tax benefit (expense)	$5	$(846)	$3,065	$2,224
Deferred tax (expense) benefit	—	(1,399)	1,075	(324)

	$5	$(2,245)	$4,140	$1,900

2007:
Current tax (expense) benefit	$226	$(439)	$(6,713)	$(6,926)
Deferred tax benefit	—	643	5,383	6,026

	$226	$204	$(1,330)	$(900)

“Income tax (expense) benefit” differs from income taxes computed at the U.S. federal statutory rate for the following reasons:

(In thousands)	2009	2008	2007
Income tax (expense) benefit computed at U.S. federal statutory rate	$(31,532)	$114,145	$15,621
State income taxes, net of federal benefit	(799)	(1,538)	65
Impact of foreign operations	38,266	67,855	2,907
Change in valuation allowance	(15,786)	(81,085)	(36,068)
Goodwill impairment	—	(110,573)	—
Tax contingencies	11,447	13,183	4,830
Imputed interest	—	—	12,230
Other	(1,196)	(87)	(485)

Income tax (expense) benefit	$400	$1,900	$(900)

“Income tax (expense) benefit” includes benefits of $16 million, $17 million and $14 million for 2009, 2008 and 2007, respectively, primarily from the resolution of tax contingencies in various jurisdictions and the release of valuation allowances.

The components of deferred income taxes included on the Consolidated Balance Sheets are as follows:

	December 31,
(In thousands)	2009	2008
Deferred tax benefits:
Net operating loss carryforwards	$258,176	$256,305
Other tax carryforwards	6,516	4,461
Employee benefits	28,431	22,299
Accrued expenses	10,658	12,145
Depreciation and amortization	16,970	15,557
Other	7,464	16,993

Total deferred tax benefits	328,215	327,760

Deferred tax liabilities:
Growing crops	(17,437)	(19,624)
Trademarks	(139,680)	(142,371)
Discount on Convertible Notes	(30,014)	(32,765)
Other	(1,263)	2,582

Total deferred tax liabilities	(188,394)	(192,178)

	139,821	135,582
Valuation allowance	(244,915)	(239,941)

Net deferred tax liability	$(105,094)	$(104,359)

U.S. net operating loss carryforwards (“NOLs”) were $373 million and $427 million as of December 31, 2009 and 2008, respectively. The U.S. NOLs existing at December 31, 2009 will expire between 2024 and 2029. Foreign NOLs were $464 million and $312 million at December 31, 2009 and 2008, respectively. $235 million of the foreign NOLs existing at December 31, 2009 will expire between 2010 and 2024. The remaining $229 million of NOLs existing at December 31, 2009 have an indefinite carryforward period.

A valuation allowance has been established against the deferred tax assets described above due to the company’s history of tax losses in specific tax jurisdictions, including the U.S. Despite the company’s history of tax losses, the company generated taxable income in the U.S. in 2009, which utilized a portion of the NOL carryforwards. Even though NOLs have been utilized, the company’s remaining NOLs continue to have full valuation allowances. If in the future, the company demonstrates a trend of taxable income and an expectation that it will utilize its deferred tax assets, some or all of the valuation allowance may be released through “Income tax (expense) benefit” in the Consolidated Statements of Income.

Valuation allowance relates to both U.S. and foreign deferred tax assets. The change in the valuation allowance from 2008 to 2009 results from the net creation of $34 million of deferred tax assets and related NOLs, the expiration of $10 million of foreign NOLs, and the use of $19 million of deferred tax assets.

Income before taxes attributable to foreign operations was $73 million, $98 million and $34 million in 2009, 2008 and 2007, respectively. Undistributed earnings of foreign subsidiaries, which were approximately $1.7 billion at December 31, 2009, have been permanently reinvested in foreign operations. Accordingly, no provision for U.S. federal and state income taxes has been recorded on these earnings.

Cash payments for income taxes were $11 million, $14 million and $11 million in 2009, 2008 and 2007, respectively. No income tax expense is associated with any of the items included in other comprehensive income.

In July 2006, the FASB issued accounting standards which clarified the accounting for uncertain tax positions by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. These standards also provide guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. These standards were effective for the company beginning January 1, 2007, and required any adjustments as of that date to be charged to beginning retained earnings rather than the Consolidated Statements of Income. As a result, the company recorded a cumulative effect adjustment of $21 million as a charge to retained earnings on January 1, 2007. On that date, the company had unrecognized tax benefits of approximately $40 million, of which $33 million, if recognized, will impact the company’s effective tax rate. The total amount of accrued interest and penalties related to uncertain tax positions on January 1, 2007 was $20 million. The company will continue to include interest and penalties in “Income tax benefit (expense)” in the Consolidated Statements of Income.

A summary of the activity for the company’s unrecognized tax benefits follows:

(In thousands)	2009	2008	2007
Balance as of beginning of the year	$22,730	$37,320	$40,127
Additions of tax positions of current year	—	—	438
Additions of tax positions of prior years	2,597	379	1,712
Settlements	(3,837)	(3,745)	(2,718)
Reductions due to lapse of the statute of limitations	(5,309)	(4,833)	(5,167)
Reduction from sale of subsidiary	(215)	(7,385)	—
Foreign currency exchange change	(141)	994	2,928

Balance as of end of the year	$15,825	$22,730	$37,320

At December 31, 2009, 2008 and 2007, the company had unrecognized tax benefits of approximately $13 million, $20 million and $30 million, respectively, which could affect the company’s effective tax rate, if recognized. Interest and penalties included in “Income tax benefit (expense)” were $2 million, $2 million and $4 million in 2009, 2008 and 2007, respectively, and the cumulative interest and penalties included in the Consolidated Balance Sheets at December 31, 2009 and 2008 were $8 million and $14 million, respectively.

During the next twelve months, it is reasonably possible that unrecognized tax benefits impacting the effective tax rate could be recognized as a result of the expiration of statutes of limitation in the amount of $5 million plus accrued interest and penalties. In addition, the company has ongoing tax audits in multiple jurisdictions that are in various stages of audit or appeal. If these audits are resolved favorably, unrecognized tax benefits of up to $1 million plus accrued interest and penalties will be recognized. The timing of the resolution of these audits is highly uncertain but reasonably possible to occur in the next twelve months.

The following tax years remain subject to examinations by major tax jurisdictions:

Tax Years
Tax Jurisdiction:
United States	2005 – current
Germany	2001 – current
Netherlands	2006 – current

Note 16 — Stock-Based Compensation

The company may issue up to an aggregate of 9.4 million shares of common stock as stock awards (including restricted stock units), stock options, performance awards and stock appreciation rights (“SARs”) under its stock incentive plan; at December 31, 2009, 1.5 million shares were available for future grants. Stock options provide for the purchase of shares of common stock at fair market value at the date of grant. The company issues new shares when grants of restricted stock units vest or when options are exercised under the stock plan. Stock compensation expense totaled $14 million, $11 million and $11 million for the years ended December 31, 2009, 2008 and 2007, respectively.

RESTRICTED STOCK UNITS

Since 2004, the company’s share-based awards have primarily consisted of restricted stock units. These awards generally vest over four years, and the fair value of the awards at the grant date is expensed over the period from the grant date to the date the employee is no longer required to provide service to earn the award. Prior to vesting, grantees are not eligible to vote or receive dividends on the restricted stock units.

A summary of the activity and related information for the company’s restricted stock units follows:

	2009		2008		2007
(In thousands, except per share amounts)	Units	Weighted average grant date price	Units	Weighted average grant date price	Units	Weighted average grant date price
Unvested units at beginning of year	1,551	$15.77	1,742	$16.48	1,281	$17.49
Units granted	755	13.35	798	16.21	939	15.06
Units vested	(622)	14.13	(636)	17.39	(321)	16.63
Units forfeited	(182)	15.24	(353)	17.19	(157)	14.74

Unvested units at end of year	1,502	$15.30	1,551	$15.77	1,742	$16.48

Restricted stock unit compensation expense totaled $8 million, $9 million and $10 million for the years ended December 31, 2009, 2008 and 2007, respectively. At December 31, 2009, there was $16 million of total unrecognized pre-tax compensation cost related to unvested restricted stock unit awards. This cost is expected to be recognized over a weighted-average period of approximately three years.

LONG-TERM INCENTIVE PROGRAM

The company has established a Long-Term Incentive Program (“LTIP”) for certain executive level employees. Awards are intended to be performance-based compensation, and to be issued at the end of each three-year performance period. Starting with the 2008-2010 period, one-half of each LTIP award is based on the company’s achievement of cumulative earnings per primary share targets, and the other half is based on the company’s achievement of total shareholder return relative to peer companies. For prior periods, LTIP awards were based upon cumulative earnings per share targets. The portion of an award that is based on cumulative earnings per primary share is expensed over the performance period based on the fair value of the award at the grant date and the estimated award amount that will ultimately be issued. For the portion based on total shareholder return relative to peer companies, the company estimates the fair value of the award at inception using a Monte Carlo simulation, and expenses that fair value on a straight-line basis over the period.

The company recognized $7 million of LTIP expense in 2009 related to both the 2009-2011 and 2008-2010 periods. The company recognized $2 million of expense in 2008 for the 2008-2010 LTIP period. No LTIP expense was recognized in 2007. For the 2007-2009 period, the company did not recognize any compensation expense because the company did not achieve the minimum threshold to issue awards. For the 2009-2011 period and the 2008-2010 period, up to 0.8 million and 0.5 million shares, respectively, could be awarded depending on the company’s achievement of the metrics.

STOCK OPTIONS

Options for approximately 1 million shares were outstanding at December 31, 2009 under the stock incentive plan. These options generally vested over four years and are exercisable for a period not in excess of ten years, through 2014. In addition to the options granted under the plan, the table below includes an inducement stock option grant for 325,000 shares made to the company’s chief executive officer in January 2004 in accordance with New York Stock Exchange rules. No options have been granted since January 2004. Additionally, but not included in the table below, there were 12,000 SARs granted to certain non-U.S. employees outstanding at December 31, 2009, which are exercisable through 2012. Expense for options granted under the stock incentive plan was $1 million for the year ended December 31, 2007. At December 31, 2007, all outstanding stock options had been fully recognized as compensation expense.

A summary of the activity and related information for the company’s stock options follows:

	2009		2008		2007
(In thousands, except per share amounts)	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Under option at beginning of year	1,289	$18.08	2,100	$17.57	2,243	$17.53
Options exercised	—	—	(734)	16.90	(102)	16.95
Options forfeited or expired	(107)	16.97	(77)	15.50	(41)	16.95

Under option at end of year	1,182	$18.18	1,289	$18.08	2,100	$17.57

Options exercisable at end of year	1,182	$18.18	1,289	$18.08	2,016	$17.34

Options outstanding as of December 31, 2009 had a weighted average remaining contractual life of three years and had exercise prices ranging from $11.73 to $23.16. The following table provides further information on the range of exercise prices:

	Options Outstanding and Exercisable
(In thousands, except per share amounts)	Shares	Weighted average exercise price	Weighted average remaining life
Exercise price:
$11.73 - 15.05	162	$13.49	3 years
$16.92 - 16.97	695	16.95	2 years
$23.16	325	23.16	4 years

Note 17 — Shareholders’ Equity

The company’s Certificate of Incorporation authorizes 20 million shares of preferred stock and 150 million shares of common stock. Warrants representing the right to purchase 13.3 million shares of common stock at $19.23 per share were issued in 2002 and expired in March 2009.

At December 31, 2009, shares of common stock were reserved for the following purposes:

Issuance upon conversion of the Convertible Notes (see Note 10)	11.8 million
Issuance upon exercise of stock options and other stock awards (see Note 16)	4.1 million

The company’s shareholders’ equity includes “Accumulated other comprehensive income of continuing operations” at December 31, 2009 comprised of unrealized gains on derivatives of less than $1 million, unrealized translation losses of less than $1 million, a decrease in the fair value of an available-for-sale investment of less than $1 million and unrecognized prior service costs and actuarial losses of $17 million. The balance of “Accumulated other comprehensive income of continuing operations” at December 31, 2008 included unrealized losses on derivatives of $51 million, unrealized translation gains of $11 million, a decrease in the fair value of an available-for-sale investment of less than $1 million and unrecognized prior service costs and actuarial losses of $10 million.

In September 2006, the board of directors suspended the payment of dividends. Any future payments of dividends would require approval of the board of directors. See Note 10 to the Consolidated Financial Statements for a further description of limitations under the company’s Senior Notes and Credit Facility on its ability to pay dividends.

Note 18 — Segment Information

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

The company does not allocate certain corporate expenses to the reportable segments. These expenses are included in “Corporate” below. Business segment performance is evaluated based on operating income from continuing operations. Intercompany transactions between segments are eliminated. Segment information represents only continuing operations. See Note 3 for information related to discontinued operations. Beginning in 2008, the company modified its reportable business segments to move Just Fruit in a Bottle to Salads and Healthy Snacks from Other Produce to realign with the company’s internal management reporting procedures.

Financial information for each segment follows:

(In thousands)	Bananas	Salads and Healthy Snacks	Other Produce	Corporate	Restructuring	European Headquarters Relocation	Consolidated
2009
Net sales	$2,081,510	$1,135,504	$253,421	$—	$—	$—	$3,470,435
Segment operating income (loss)	174,416	60,377	5,640	(81,048)	—	(12,076)	147,309
Depreciation and amortization	21,343	40,499	93	1,054	—	—	62,989
Equity in earnings of investees[1]	15,009	—	1,876	—	—	—	16,885
Total assets[2]	931,476	686,652	124,714	301,984	—	—	2,044,826
Expenditures for long-lived assets	31,824	29,115	642	7,924	—	—	69,505
Net operating assets	487,033	475,069	99,747	133,154	—	—	1,195,003

2008
Net sales	$2,060,319	$1,304,904	$244,148	$—	$—	$—	$3,609,371
Segment operating income (loss) [3]	181,113	(399,822)	10,128	(65,605)	—	(6,931)	(281,117)
Depreciation and amortization	27,762	44,938	23	—	—	—	72,723
Equity in earnings of investees[1]	7,583	—	2,738	—	—	—	10,321
Total assets2, [4]	865,542	716,056	118,399	288,188	—	—	1,988,185
Investment in equity affiliates[1]	37,748	—	15,436	—	—	—	53,184
Expenditures for long-lived assets	16,583	41,304	74	8,212	—	—	66,173
Net operating assets[4]	431,579	482,439	93,957	136,470	—	—	1,144,445

2007
Net sales	$1,833,195	$1,277,218	$354,290	$—	$—	$—	$3,464,703
Segment operating income (loss)	111,902	13,181	(5,331)	(62,219)	(25,912)	—	31,621
Depreciation and amortization	30,937	49,956	1,301	32	—	—	82,226
Equity in (losses) earnings of investees[1]	(2,816)	708	1,667	—	—	—	(441)
Total assets[2]	868,782	1,125,529	115,754	274,174	—	—	2,384,239
Investment in equity affiliates[1]	30,164	—	13,109	—	—	—	43,273
Expenditures for long-lived assets	27,879	48,793	953	5,904	—	—	83,529
Net operating assets	466,736	851,638	69,647	119,688	—	—	1,507,709

[1]	See Notes 3 and 7 for further information related to investments in and income from equity method investments.

[2]	At December 31, 2009, 2008 and 2007, goodwill of $177 million, $175 million and $548 million, respectively, was included in the Salads and Healthy Snacks segment, primarily related to Fresh Express.

[3]	Salads and Healthy Snacks segment includes a $375 million ($374 million after-tax) goodwill impairment charge in 2008.

[4]	Amounts differ from those previously reported due to the adoption of new accounting standards related to the company’s Convertible Notes as described in Note 10.

The reconciliation of Consolidated Statements of Cash Flow captions to expenditures for long-lived assets follows:

(In thousands)	2009	2008	2007
Per Consolidated Statements of Cash Flow:
Capital expenditures	$68,305	$63,002	$62,529
Acquisition of businesses and resolution of contingent purchase price	1,200	3,171	21,000

Expenditures for long-lived assets	$69,505	$66,173	$83,529

The reconciliation of the Consolidated Balance Sheets’ total assets to net operating assets follows:

	December 31,
(In thousands)	2009	2008*
Total assets	$2,044,826	$1,988,185
Less:
Cash	121,369	77,267
Accounts payable	295,572	294,635
Accrued liabilities	158,746	138,887
Accrued pension and other employee benefits	65,812	59,154
Deferred tax liability	105,094	104,359
Deferred gain – sale of shipping fleet	63,246	78,410
Other liabilities	39,984	91,028

Net operating assets	$1,195,003	$1,144,445

*	Amounts differ from those previously reported due to the adoption of new accounting standards related to the company’s Convertible Notes as described in Note 10.

Financial information by geographic area is as follows and has been reclassified for comparative purposes:

(In thousands)	2009	2008	2007
Net sales:
United States	$1,943,963	$2,121,349	$1,988,068
Italy	235,665	231,311	228,494
Germany	212,511	230,924	219,635
Other Core Europe	689,157	752,052	644,064

Total Core Europe[1]	1,137,333	1,214,287	1,092,193
Other international	389,139	273,735	384,442

Foreign net sales	1,526,472	1,488,022	1,476,635

Total net sales	$3,470,435	$3,609,371	$3,464,703

[1]	Core Europe includes the 27 member states of the European Union, Switzerland, Norway and Iceland.

Long-lived assets by geographic area are primarily hard assets that cannot be readily removed:

	December 31,
(In thousands)	2009	2008
Long-lived assets:
United States	$197,010	$204,904
Central and South America	111,069	97,801
Other international	27,449	29,740

	$335,528	$332,445

The company’s products are sold throughout the world and its principal production and processing operations are conducted in the United States, Central America and South America. Chiquita’s earnings are heavily dependent upon products grown and purchased in Central and South America. These activities are a significant factor in the economies of the countries where Chiquita produces bananas and related products, and are subject to the risks that are inherent in operating in such foreign countries, including government regulation, currency restrictions and other restraints, risk of expropriation, risk of political instability and burdensome taxes. Certain of these operations are substantially dependent upon leases and other agreements with these governments.

The company is also subject to a variety of government regulations in most countries where it markets bananas and other fresh products, including health, food safety and customs requirements, import tariffs, currency exchange controls and taxes.

Note 19 — Contingencies

The company had accruals including accrued interest in the Consolidated Balance Sheets of $12 million and $16 million at December 31, 2009, and 2008, respectively, related to the plea agreement with the U.S. Department of Justice described below. At December 31, 2009, the company also had an accrual of $4 million related to the agreement in principle with plaintiffs’ counsel to settle the derivative litigation in the Colombia-related matters, of which a portion is expected to be recovered through insurance. As of December 31, 2009, the company determined that losses from the other contingent liabilities described below are not probable, and therefore, no other amounts have been accrued. Regardless of their outcomes, the company has paid, and will likely continue to incur, significant legal and other fees to defend itself in these proceedings, which may have a significant impact on the company’s financial statements.

EUROPEAN COMPETITION LAW INVESTIGATION

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

As previously disclosed, following the announcement of that decision, the EC was also continuing to investigate certain alleged conduct in southern Europe and the company has been cooperating with that investigation, under the terms of the Commission’s previous grant of conditional immunity. In connection with that investigation, in December 2009, the company received a Statement of Objections (“SO”) from the EC in relation to certain past activities alleged to have occurred during the approximately 18 month period from July 2004 to January 2006. An SO is a confidential procedural document whereby the EC communicates its preliminary view in relation to a possible infringement of EU competition laws and other related matters, and allows the companies identified in the document to present arguments in response. The EC has also expressed a preliminary view questioning the granting of immunity or leniency with respect to the matters set forth in the SO. The company is in the process of carefully reviewing the SO and intends to respond to the EC shortly and to request that a hearing be held. The company continues to believe that it should be entitled to immunity.

If the EC were ultimately to determine to proceed with a decision in this case and to take the position in any such decision that the company is not entitled to immunity, then the EC can seek to impose fines on the company, which, if imposed, could be substantial. Under its existing fining guidelines, the EC has significant discretion in determining the amount of any fine, subject to a maximum amount equal to 10% of a company’s worldwide revenue attributable to all of its products for the fiscal year prior to the year in which the fine is imposed. As such, if the EC were to impose a fine, it is possible that the imposition of such a fine could have a material adverse impact on the company’s consolidated financial results in the particular reporting period in which imposed and, depending on the size of any such fine and the company’s success in challenging such a fine, a material adverse effect on the company’s consolidated financial position. A decision regarding the matters referenced in the SO will not be taken by the EC until the close of the administrative procedure. Other than the potential imposition of fines, as described above, the company does not believe that the reporting of these matters or the cessation of the conduct has had or should in the future have any material adverse effect on the regulatory or competitive environment in which it operates.

COLOMBIA-RELATED MATTERS

DOJ Settlement. As previously disclosed, in March 2007, the company entered into a plea agreement with the U.S. Department of Justice (“DOJ”) relating to payments made by the company’s former Colombian subsidiary to a Colombian paramilitary group designated under U.S. law as a foreign terrorist organization. The company had previously voluntarily disclosed these payments to the DOJ as having been made by its Colombian subsidiary to protect its employees from risks to their safety if the payments were not made. Under the terms of the plea agreement, the company pled guilty to one count of Engaging in Transactions with a Specially-Designated Global Terrorist Group without having first obtained a license from the U.S. Department of Treasury’s Office of Foreign Assets Control. The company agreed to pay a fine of $25 million, payable in five equal annual installments with interest. In September 2007, the U.S. District Court for the District of Columbia approved the plea agreement. The DOJ had earlier announced that it would not pursue charges against any current or former company executives. Pursuant to customary provisions in the plea agreement, the Court placed the company on corporate probation for five years, during which time the company must not violate the law and must implement and/or maintain certain business processes and compliance programs; violation of these requirements could result in setting aside the principal terms of the plea agreement, including the amount of the fine imposed. The company recorded a charge of $25 million in 2006 and paid the first three $5 million annual installments in September 2007, 2008 and 2009, respectively. Of the remaining $10 million liability at December 31, 2009, $5 million due within one year is included in “Accrued liabilities” and $5 million due thereafter is included in “Other liabilities” on the Consolidated Balance Sheet. Interest is payable with the final payment.

Tort Lawsuits. Between June 2007 and May 2008, five lawsuits were filed against the company in U.S. federal courts. These lawsuits assert civil tort claims under various laws, including the Alien Tort Statute (“ATS”), 28 U.S.C. § 1350, the Torture Victim Protection Act, 28 U.S.C. § 1350 note, and state laws. The plaintiffs in all five lawsuits, either individually or as members of a putative class, claim to be family members or legal heirs of individuals allegedly killed or injured by armed groups that received payments from the company’s former Colombian subsidiary. The plaintiffs claim that, as a result of such payments, the company should be held legally responsible for the deaths of plaintiffs’ family members. At present, claims are asserted on behalf of over 900 alleged victims in the five suits; plaintiffs’ counsel have indicated that they intend to assert additional claims in the future. Four of the suits seek unspecified compensatory and punitive damages, as well as attorneys’ fees and costs, and one suit also seeks treble damages and disgorgement of profits, although it does not explain the basis for those demands. The other suit contains a specific demand of $10 million in compensatory damages and $10 million in punitive damages for each of the several hundred alleged victims in that suit. All five ATS lawsuits have been centralized in the U.S. District Court for the Southern District of Florida for consolidated or coordinated pretrial proceedings. The company believes the plaintiffs’ claims are without merit and is defending itself vigorously.

In March 2008 and March 2009, two additional tort lawsuits were filed against the company. The plaintiffs in these two lawsuits are American citizens who allege that they are the survivors of American nationals kidnapped and killed by an armed group in Colombia during the 1990s. Similar to the five ATS lawsuits described above, the plaintiffs contend that the company should be held liable because its former Colombian subsidiary allegedly provided material support to the armed group. The plaintiffs in these cases assert civil claims under the Antiterrorism Act (“ATA”), 18 U.S.C. § 2331, et seq., and state tort laws. The two ATA suits seek unspecified compensatory damages, treble damages, attorneys’ fees and costs and punitive damages. These lawsuits have been centralized in the U.S. District Court for the Southern District of Florida with the other similar cases pending in that District. The company believes the plaintiffs’ claims are without merit and is defending itself vigorously.

The company has filed motions to dismiss all of the above-described tort lawsuits. In February 2010, the Court granted in part and denied in part the company’s motion to dismiss one of the ATA lawsuits. The company believes that it has strong defenses to the remaining claims in that case. The Court has not yet ruled on the company’s motions to dismiss the other tort lawsuits.

Insurance Recovery. The company maintains general liability insurance policies that should provide coverage for the types of costs involved in defending the tort lawsuits described above. However, the company’s primary general liability insurers have disputed their obligations to provide coverage.

In September 2008, the company filed suit in the Common Pleas Court of Hamilton County, Ohio against three of its primary general liability insurers seeking (i) a declaratory judgment with respect to the insurers’ obligation to reimburse the company for defense costs that it has incurred (and will incur) in connection with the defense of the tort claims described above; and (ii) an award of damages for the insurers’ breach of their contractual obligation to reimburse the company for defense costs to defend itself in these matters. A fourth primary insurer was later added to this case. In August 2009, the company reached a settlement agreement with one of the primary insurers, under which this insurer has paid and will continue to pay a portion of defense costs.

In September 2009, the Court ruled that Chiquita’s primary insurers that did not settle have a duty to defend the tort lawsuits that include allegations that bodily injury or property damage occurred during the period of their policies as a result of negligence on the part of Chiquita. However, the Court also decided that the issue of how many occurrences were involved in the tort suits should be resolved by a trial. The trial with respect to the number of occurrences issue and other issues in the coverage case is scheduled to begin in May 2010.

In February 2010, Chiquita reached a settlement agreement with two of the remaining three primary insurers involved in the coverage suit, under which they have paid and will continue to pay a portion of defense costs. The one remaining primary insurer involved in the coverage suit with which Chiquita has not settled has also paid a portion of defense costs, but has reserved the right to attempt to obtain reimbursement of these payments from Chiquita. A fifth primary insurer that is not a party to the coverage suits is insolvent.

There can be no assurance that any claims under the applicable policies will result in insurance recoveries.

Derivative Lawsuits. Between October and December 2007, five shareholder derivative lawsuits were filed against certain of the company’s current and former officers and directors. Three of the cases were filed in federal courts and two of the cases were filed in state courts, although one state court case was subsequently refiled in federal court. All five complaints allege that the named defendants breached their fiduciary duties to the company and/or wasted corporate assets in connection with the payments that were the subject of the company’s March 2007 plea agreement with the DOJ, described above. The complaints seek unspecified damages against the named defendants; two of them also seek the imposition of certain equitable remedies on the company. All four of the federal derivative lawsuits have been centralized in the Southern District of Florida, together with the tort lawsuits described above, for consolidated or coordinated pretrial proceedings. In February 2008, the remaining state court derivative lawsuit was stayed, pending progress of the federal derivative proceedings.

In April 2008, the company’s Board of Directors established a Special Litigation Committee (“SLC”) to investigate and analyze the allegations and claims asserted in the derivative lawsuits and to determine what action the company should take with respect to them, including whether it is in the best interests of the company and its shareholders to pursue these claims. The SLC retained independent legal counsel to assist with its investigation. After an investigation that included 70 interviews of 53 witnesses and the review of over 750,000 pages of documents, the SLC determined, in the exercise of its business judgment, that it is not in the best interests of the company or its shareholders to continue legal action on any of the claims asserted against the current and former officers and directors. To this end, in February 2009, the SLC filed with the United States District Court for the Southern District of Florida a report containing its factual findings and determinations and a motion to dismiss the consolidated federal derivative cases.

The SLC has reached an agreement in principle with plaintiffs’ counsel to settle the derivative litigation. The proposed settlement, which is subject to the execution of formal settlement documentation and court approval, provides for the adoption of certain governance and compliance changes by the company, as well as the payment of attorneys’ fees to plaintiffs’ counsel, of which a portion is expected to be recovered through insurance.

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

ITALIAN CUSTOMS CASES

1998-2000 Cases. In October 2004, the company’s Italian subsidiary, Chiquita Italia, received the first of several notices from various customs authorities in Italy stating that it is potentially liable for additional duties and taxes on the import of bananas by Socoba S.r.l. (“Socoba”) from 1998 to 2000 for sale to Chiquita Italia. The customs authorities claim that the amounts are due because these bananas were imported with licenses that were subsequently determined to have been forged and that Chiquita Italia should be jointly liable with Socoba because (a) Socoba was controlled by the former general manager of Chiquita Italia and (b) the import transactions benefited Chiquita Italia, which arranged for Socoba to purchase the bananas from another Chiquita subsidiary and, after customs clearance, sell them to Chiquita Italia. Chiquita Italia is contesting these claims through appropriate proceedings, principally on the basis of its good faith belief at the time the import licenses were obtained and used that they were valid.

Civil customs proceedings in an aggregate amount of €14 million ($20 million) plus interest are pending against Chiquita Italia in four Italian jurisdictions, Genoa, Trento, Aosta and Alessandria (for €7 million, €5 million, €2 million, and €0.4 million, respectively, plus interest). The Aosta case is still at the trial level; in the Genoa case, Chiquita Italia won at the trial level, but lost on appeal; in the Trento and Alessandria cases, Chiquita Italia lost at the trial level. Chiquita Italia has appealed the Genoa, Trento and Alessandria decisions to the next higher court (in the case of Genoa, to the Court of Cassation, which is the highest level of appeal in Italy); each level of appeal involves a review of the facts and law applicable to the case and the appellate court can render a decision that disregards or substantially modifies the lower court’s opinion. The Aosta, Trento and Alessandria cases also have been stayed pending the resolution of a case brought by Socoba in the court of first instance of Rome (in which Chiquita Italia has intervened voluntarily) on the issue of whether the licenses used by Socoba should be regarded as genuine in view of the apparent inability to distinguish between genuine and forged licenses. A hearing in the Rome case is scheduled for May 2010 and a decision would be expected later in 2010 or early 2011. Separately, there are criminal proceedings pending against certain individuals alleged to have been involved in these transactions and, in one of those proceedings, a claim has been filed seeking to obtain a civil recovery against Chiquita Italia for damages, should there ultimately be a criminal conviction and a finding of damages against the individuals. Chiquita believes it has meritorious defenses against all of the claims described above and is defending itself vigorously.

Under Italian law, the amounts claimed in the Trento, Alessandria and Genoa cases have become due and payable notwithstanding the pending appeals and stays of proceedings. In March 2009, Chiquita Italia began to pay the amounts due in the Trento and Alessandria cases, €7 million ($10 million), including interest, in 36 monthly installments. In the Genoa case, Chiquita Italia will begin making monthly installment payments in March 2010 under a similar arrangement for the amount due of €13 million ($19 million), including interest. If Chiquita Italia ultimately prevails in its appeals, all amounts paid will be reimbursed with interest.

2004-2006 Cases. In early March 2008, Chiquita Italia was required to provide documents and information to the Italian fiscal police at its offices in Rome in connection with a criminal investigation into imports of bananas by Chiquita Italia during 2004-2005, and the payment of customs duties on these imports. The focus of the investigation was on the importation process used by Chiquita to sell bananas to holders of some types of import licenses, which holders in turn imported the bananas and resold them to Chiquita Italia. The company believes that all of the transactions under investigation were legitimate under both Italian and European Union (“EU”) law at all times, that the types of transactions apparently under investigation were widely accepted by competent authorities across the EU and by the European Commission (“EC”), and that all of the underlying import transactions were entirely genuine. The Italian prosecutors are pursuing this matter. If criminal liability is ultimately determined, Chiquita Italia could be civilly liable for damages, including applicable duties, taxes and penalties. The investigation also challenged the involvement of a Bermuda corporation in the importation of bananas; this could result in liability for additional taxes and penalties. In December 2009, prior to expiration of the statute of limitations for the 2004 tax year, Chiquita Italia received an assessment from the tax authorities for 2004 in an amount of approximately €20 million ($29 million), plus interest and penalties, covering all of the above potential claims. Chiquita Italia continues to believe that it has acted properly and that the transactions for which it received the assessment were reported appropriately; it is vigorously defending all of the transactions at issue.

OTHER

In November 2007, the company received a favorable decision from a court in Turin, Italy, for the refund of certain consumption taxes paid between 1980 and 1990. The company recognized other income of $9 million, or $6 million net of tax, when this refund was received in 2008. In March 2008, the company received a similar favorable decision from a court in Rome, Italy for the refund of additional consumption taxes paid between 1980 and 1990. The Italian Finance Administration’s right to appeal this decision expired in May 2009; however, the Italian Finance Administration has not yet committed to pay the amount due, which is approximately $5 million, or $4 million net of tax. The refund will be recognized as “Other income” when any refund is received. The company has a number of other similar claims pending in different Italian jurisdictions and any gains that may occur will be recognized as the related gain contingencies are resolved. The November 2007 Turin and the March 2008 Rome rulings have no binding effect on the claims in other jurisdictions, which may take years to resolve.

Note 20 — Quarterly Financial Data (Unaudited)

The following quarterly financial data are unaudited, but in the opinion of management include all necessary adjustments for a fair presentation of the interim results. The company’s results are subject to significant seasonal variations and interim results are not indicative of the results of operations for the full fiscal year. The company’s results during the third and fourth quarters are generally weaker than in the first half of the year due to increased availability of competing fruits and resulting lower banana prices, as well as seasonally lower consumption of salads in the fourth quarter. Amounts presented differ from previously filed Annual Reports on Form 10-K due to the adoption of new accounting standards related to the company’s Convertible Notes as described in Note 10.

Per share results include the effect, if dilutive, of the assumed conversion of the Convertible Notes, options, warrants and other stock awards into common stock during the period presented. The effects of assumed conversions are determined independently for each respective quarter and year and may not be dilutive during every period due to variations in operating results. Therefore, the sum of quarterly per share results will not necessarily equal the per share results for the full year. For the quarters ended December 31, 2009 and 2008, the shares used to calculate diluted EPS would have been 45.6 million and 45.5 million, respectively, if the company had generated net income. For the quarter ended September 30, 2008, the shares used to calculate diluted EPS would have been 45.4 million if the company had generated net income.

2009 (In thousands, except per share amounts)	March 31	June 30[1]	Sept. 30[1]	Dec. 31[1]
Net sales	$841,566	$951,954	$797,471	$879,444
Cost of sales	710,263	745,688	665,620	769,264
Gross profit	131,303	206,266	131,851	110,180
Operating income (loss)	33,557	108,671	23,286	(18,205)
Income (loss) from continuing operations	23,169	88,923	5,081	(25,965)
Loss from discontinued operations, net of income tax	—	—	—	(717)
Net income (loss)	23,169	88,923	5,081	(26,682)

Net income (loss) per common share — basic:
Continuing operations	$0.52	$2.00	$0.11	$(0.58)
Discontinued operations	—	—	—	(0.02)

	$0.52	$2.00	$0.11	$(0.60)

Net income (loss) per common share — diluted:
Continuing operations	$0.51	$1.95	$0.11	$(0.58)
Discontinued operations	—	—	—	(0.02)

	$0.51	$1.95	$0.11	$(0.60)

Common stock market price:
High	$14.97	$10.96	$16.70	$18.98
Low	4.41	6.63	10.02	14.75

[1]

The second and third quarters include reclassifications from amounts reported on Form 10-Q for those respective periods to appropriately eliminate intercompany sales and cost of sales and the fourth quarter includes certain advertising expense related to the third quarter. Reclassifications and adjustments are immaterial to all affected lines and periods.

2008 (In thousands, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Net sales	$935,432	$994,641	$840,031	$839,267
Cost of sales	779,308	808,185	733,976	746,143
Gross profit	156,124	186,456	106,055	93,124
Operating income (loss)[2]	56,837	72,378	(4,918)	(405,414)
Income (loss) from continuing operations[3]	31,692	58,081	(7,359)	(412,573)
Income (loss) from discontinued operations, net of income tax	(708)	2,619	371	(818)
Net income (loss) [3]	30,984	60,700	(6,988)	(413,391)

Net income (loss) per common share — basic:
Continuing operations[3]	$0.74	$1.34	$(0.16)	$(9.30)
Discontinued operations	(0.02)	0.06	—	(0.02)

	$0.72	$1.40	$(0.16)	$(9.32)

Net income (loss) per common share — diluted:
Continuing operations[3]	$0.72	$1.28	$(0.16)	$(9.30)
Discontinued operations	(0.02)	0.06	—	(0.02)

	$0.70	$1.34	$(0.16)	$(9.32)

Common stock market price:
High	$23.34	$25.77	$17.40	$15.64
Low	16.58	14.28	11.86	8.58

[2]	The operating loss in the fourth quarter of 2008 includes a $375 million ($374 million after-tax) goodwill impairment charge in the Salads and Healthy Snacks segment.

[3]	Amounts differ from those previously reported due to the adoption of new accounting standards related to the company’s Convertible Notes as described in Note 10.

Chiquita Brands International, Inc.

SELECTED FINANCIAL DATA

(In thousands, except per share amounts)	Year Ended December 31,
	2009	2008[1]	2007	2006	2005
FINANCIAL CONDITION
Working capital	$355,000	$320,759	$259,592	$223,058	$279,643
Capital expenditures	68,305	63,002	62,529	57,652	40,539
Total assets	2,044,826	1,988,185	2,384,239	2,461,909	2,538,158
Capitalization:
Short-term debt	17,607	10,495	5,177	67,013	21,013
Long-term debt	638,462	686,816	798,013	950,268	965,899
Shareholders’ equity	660,303	524,401	846,293	841,439	976,219

OPERATIONS
Net sales	$3,470,435	$3,609,371	$3,464,703	$3,265,794	$2,666,225
Operating income (loss)[2]	147,309	(281,117)	31,621	15,988	171,200
Income (loss) from continuing operations[2]	91,208	(330,159)	(45,690)	(56,128)	116,168
(Loss) income from discontinued operations, net of income tax	(717)	1,464	(3,351)	(39,392)	15,272
Net income (loss)[2]	90,491	(328,695)	(49,041)	(95,520)	131,440

SHARE DATA[3]
Shares used to calculate net income (loss) per common share – diluted	45,248	43,745	42,493	42,084	45,071
Net income (loss) per common share—diluted:
Continuing operations	$2.02	$(7.54)	$(1.14)	$(1.33)	$2.58
Discontinued operations	(0.02)	0.03	(0.08)	(0.94)	0.34

	$2.00	$(7.51)	$(1.22)	$(2.27)	$2.92

Dividends declared per common share	$—	$—	$—	$0.20	$0.40
Market price per common share:
High	$18.98	$25.77	$20.99	$20.34	$30.73
Low	4.41	8.58	12.50	12.64	19.65
End of period	18.04	14.78	18.39	15.97	20.01

[1]

Amounts differ from those previously reported due to the adoption of new accounting standards related to the company’s Convertible Notes as described in Note 10 to the Consolidated Financial Statements.

[2]	Amounts presented for 2008 include a $375 million ($374 million after-tax) goodwill impairment charge in the Salads and Healthy Snacks segment as discussed in Note 1.

[3]

Earnings available to common shareholders for the year ended December 31, 2007, used to calculate EPS are reduced by a deemed dividend to a minority shareholder in a subsidiary, resulting in an additional $0.06 net loss per common share, as discussed in Note 2 to the Consolidated Financial Statements.

See Note 3 to the Consolidated Financial Statements for information on acquisitions and divestitures. See Management’s Discussion and Analysis of Financial Condition and Results of Operations for information related to significant items affecting operating income (loss) for 2009, 2008 and 2007.