Form 10-K, Exhibit 13
period 2010-12-31
CHIQUITA BRANDS INTERNATIONAL INC
filed 2011-03-04
CIK 101063

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

The Audit Committee of the Board of Directors consists solely of directors who are considered independent under applicable New York Stock Exchange rules. Two members of the Audit Committee, Howard W. Barker, Jr. and Kerrii B. Anderson, have each been determined by the Board of Directors to be an “audit committee financial expert” as defined by SEC rules. The Audit Committee reviews the company’s financial statements and periodic reports filed with the SEC, as well as the company’s internal control over financial reporting and its accounting policies. In performing its reviews, the Audit Committee meets periodically with the independent auditors, management and the internal auditors, both together and separately, to discuss these matters.

The Audit Committee engaged PricewaterhouseCoopers LLP, an independent registered public accounting firm, to audit the company’s consolidated financial statements and its internal control over financial reporting and to express opinions thereon. The scope of the audits is set by PricewaterhouseCoopers following review and discussion with the Audit Committee. PricewaterhouseCoopers has full and free access to all company records and personnel in conducting its audits. Representatives of PricewaterhouseCoopers meet regularly with the Audit Committee, with and without members of management present, to discuss their audit work and any other matters they believe should be brought to the attention of the Audit Committee. PricewaterhouseCoopers’ opinions on the company’s consolidated financial statements and the effectiveness of the company’s internal control over financial reporting are on page 20.

Management’s Assessment of the Company’s Internal Control over Financial Reporting

The company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2010. Based on this assessment, management believes that, as of December 31, 2010, the company’s internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework, as set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ FERNANDO AGUIRRE	/s/ MICHAEL B. SIMS	/s/ LORI A. RITCHEY
Chief Executive Officer	Chief Financial Officer	Chief Accounting Officer

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Chiquita Brands International, Inc. (“CBII”) and its subsidiaries (collectively, “Chiquita,” “the company,” “we” or “us”) operate as a leading international marketer and distributor of high-quality fresh and value-added produce which is sold under the premium Chiquita® and Fresh Express® brands and other trademarks. We are one of the largest banana distributors in the world and a major supplier of bananas in Europe and North America. In Europe, we are a market leader and obtain a price premium for our Chiquita® bananas, and we hold the No. 2 market position in North America for bananas. In North America, we are the market segment leader and obtain a price premium with our Fresh Express® brand of value-added salads. Our brands are known for the quality, freshness and nutrition associated with a healthy lifestyle and our goal is to take advantage of today’s health and wellness trends by offering even more convenient products and making them available in a wider variety of retail outlets, such as convenience stores and quick-serve restaurants.

In 2010, we continued to be profitable generating net income of $57 million versus $90 million in 2009. Our 2010 net income included a $32 million gain on deconsolidation and sale of our European smoothie business. In our North American banana business volume was stable and pricing increased slightly. In North American value-added salads, we were able to reduce costs to slightly improve profit margins as a percent of sales even as volume declined as a result of certain customer conversions to private label products; new accounts already signed are expected to partially offset these volume losses in the second half of 2011. We also experienced improving results from the European smoothie business. Europe was a challenging operating environment for our banana business in 2010 with lower average European exchange rates, decreased pricing and volume due primarily to reduced consumer demand and increased volume of competing tariff-advantaged fruit from European Union sources, even as the cost of fruit sourcing and fuel increased across the industry.

In January and February 2011, we have seen improvements in banana pricing in both North America and in Europe. However, these have been accompanied by higher sourcing costs affecting the entire industry as cooler weather across Latin America and flooding in several source countries have reduced the available supply. In response to these higher costs, we added a surcharge to our banana pricing in North America that will remain in effect until industry costs return to more normal levels.

We generated $98 million and $135 million of operating cash flow in 2010 and 2009, respectively, and used $30 million of cash to reduce our debt in 2010. We have no debt maturities greater than $20 million in any year prior to 2014 and currently have significant financial covenant flexibility. At December 31, 2010, we had total cash of $156 million and $127 million of available borrowing capacity under our revolving credit facility.

We operate in a highly competitive industry and are subject to significant risks beyond our immediate control. The major risks facing our business include: the effect of market dynamics on the prices of the products we sell, product supply cost increases, the effect that adverse economic conditions may have on consumer and retailer behavior, weather disruptions and agricultural conditions and their potential impact on produce quality and supply, consumer concerns about food safety, foreign currency exchange rates and risks of governmental regulation, investigations, litigation and other contingencies. We are a defendant in several pending legal proceedings that are described in Note 19 to the Consolidated Financial Statements, where unfavorable outcomes could be material to our results of operations or financial position. We believe that most of our products are well-positioned to continue to withstand the risks of the current global economic environment because they are healthy and convenient staple food items that provide value to consumers. See “Item 1A – Risk Factors” in the Annual Report on Form 10-K for a further description other risks.

Operations

Chiquita reports the following three business segments:

•	Bananas: Includes the sourcing (purchase and production), transportation, marketing and distribution of bananas.

•

Salads and Healthy Snacks: Includes ready-to-eat, packaged salads, referred to in the industry as “value-added salads”; and other value-added products, such as healthy snacking products, fresh vegetable and fruit ingredients used in food service, processed fruit ingredient products and our equity-method investment in the Danone JV (described below), which sells Chiquita-branded fruit smoothies in Europe (see Note 3 to the Consolidated Financial Statements).

•	Other Produce: Includes the sourcing, marketing and distribution of whole fresh fruits and vegetables other than bananas.

Certain corporate expenses are not allocated to the reportable segments and are included in “Corporate” or “European headquarters relocation.” Inter-segment transactions are eliminated. Segment information represents only continuing operations. (See Note 3 to the Consolidated Financial Statements for information related to discontinued operations).

Financial information for each segment follows:

(In thousands)	2010	2009	2008
Net sales:
Bananas	$1,937,748	$2,081,510	$2,060,319
Salads and Healthy Snacks	1,028,475	1,135,504	1,304,904
Other Produce	261,209	253,421	244,148

Total net sales	$3,227,432	$3,470,435	$3,609,371

Segment results:
Bananas	$80,591	$174,416	$181,113
Salads and Healthy Snacks[1]	95,268	60,377	(399,822)
Other Produce	5,363	5,640	10,128
Corporate	(70,426)	(81,048)	(65,605)
European headquarters relocation	—	(12,076)	(6,931)

Total segment results[2]	$110,796	$147,309	$(281,117)

[1]

2010 includes a gain on the deconsolidation and sale of the European smoothie business of $32 million ($32 million after-tax). 2008 included a $375 million ($374 million after-tax) goodwill impairment charge.

[2]	A reconciliation of segment results to “Operating income (loss)” is as follows:

	2010	2009	2008
Segment results	$110,796	$147,309	$(281,117)
Other income attributed to Other Produce	(2,525)	—	—
Other income attributed to Corporate	(611)	—	—

Operating income (loss)	$107,660	$147,309	$(281,117)

BANANA SEGMENT

Net sales for the segment were $1.9 billion, $2.1 billion and $2.1 billion in 2010, 2009 and 2008, respectively. The 7% decline in net sales for 2010 was primarily due to lower average European exchange rates and decreased European volumes and pricing, partially offset by slightly higher pricing in North America. Volume was also lower in the Mediterranean markets, particularly in the fourth quarter of 2010, as we sold less low-priced excess fruit. Net sales for 2009 increased 1% versus 2008, on higher pricing in both Europe and North America, where price increases from prior periods were sustained, which was partially offset by lower average European exchange rates and lower volumes in the U.K. and France.

Significant increases (decreases) in our Banana segment results, presented in millions, are as follows:

$181	2008 Banana segment results

60	Pricing
(10)	Volume
(45)	Average European exchange rates[1]
(29)	Sourcing and logistics costs[2]
6	Marketing investment, primarily in Europe
7	Equity earnings of the Asia JV prior to the sale[3]
4	Gain on sale of Ivory Coast operations

$174	2009 Banana segment results

5	Pricing
(5)	Volume[4]
(27)	Average European exchange rates[1]
(79)	Sourcing and logistics costs[2]
26	European tariff costs
(5)	Marketing investment, primarily in North America
4	Selling, general and administrative costs
(7)	Absence of equity earnings of the Asia JV3
(4)	Absence of gain on sale of Ivory Coast operations
(1)	Other

$81	2010 Banana segment results

[1]

Average European exchange rates include the effect of hedging, which was a benefit (expense) of $2 million, $(1) million and $(9) million in 2010, 2009 and 2008, respectively. See Note 11 to the Consolidated Financial Statements for further description of our hedging program.

[2]

Sourcing costs include increased costs of purchased fruit, as well as higher exchange rates in Latin America that increased the cost of fruit produced in owned operations. Logistics costs are significantly affected by fuel prices, and include the effect of fuel hedges, which was an (expense) benefit of $(8) million, $3 million and $21 million in 2010, 2009 and 2008, respectively. See Note 11 to the Consolidated Financial Statements for further description of our hedging program. These costs also include $7 million and $25 million of temporary incremental costs in 2010 and 2009, respectively, related to cooler temperatures across Latin America in the fourth quarter of 2010 and flooding in Guatemala (2010), Panama (2008/2009) and Costa Rica (2008/2009), including costs of sourcing fruit from alternate sources.

[3]	See Note 3 to the Consolidated Financial Statements for more information about the Asia JV.

[4]	In 2010, we sold lower volumes of low-priced excess fruit in the Mediterranean, which represented a $16 million improvement over 2009.

Our banana sales volumes1 in 40-pound box equivalents were as follows:

(In millions, except percentages)	2010	2009	% Change
North America	62.9	63.3	(0.6)%
Core Europe[2]	40.4	44.5	(9.2)%
Mediterranean[3] and Middle East	18.6	24.1	(22.8)%

	121.9	131.9	(7.6)%

The following table shows year-over-year favorable (unfavorable) percentage changes in our banana prices and banana volume for 2010 compared to 2009:

	Q1	Q2	Q3	Q4	Year
Banana Prices

North America[4]	3.9%	6.3%	3.6%	(0.2)%	3.4%

Core Europe[2]
U.S. dollar basis[5]	(5.7)%	(11.4)%	(5.4)%	(0.6)%	(6.1)%
Local currency basis	(11.1)%	(6.6)%	5.5%	8.1%	(1.9)%
Mediterranean[3] and Middle East	(12.4)%	(4.3)%	(3.6)%	16.3%	2.5%

Banana Volume

North America	(0.7)%	3.1%	(3.8)%	0.6%	(0.6)%

Core Europe[2]	(13.4)%	(5.1)%	(8.2)%	(10.0)%	(9.2)%

Mediterranean[3] and Middle East	51.5%	2.1%	(27.6)%	(56.3)%	(22.8)%

[1]	Volume sold includes all banana varieties, such as Chiquita to Go, Chiquita minis, organic bananas and plantains.
[2]	Core Europe includes the 27 member states of the European Union, Switzerland, Norway and Iceland. Banana sales in Core Europe are primarily in euros.
[3]	Mediterranean markets are mainly European and Mediterranean countries that do not belong to the European Union.
[4]	North America pricing includes fuel-related and other surcharges.
[5]	Prices on a U.S. dollar basis exclude the effect of hedging.

The average spot and hedged euro exchange rates were as follows:

	Year Ended Dec. 31,
(Dollars per euro)	2010	2009	% Change
Euro average exchange rate, spot	$1.32	$1.39	(5.0)%
Euro average exchange rate, hedged	1.33	1.38	(3.6)%

We have entered into euro put option contracts to reduce the negative cash flow and earnings effect that any significant decline in the value of the euro would have on the conversion of euro-based revenue into U.S. dollars. Put options, which require an upfront premium payment, can reduce this risk without limiting the benefit of a stronger euro. To minimize the volatility that changes in fuel prices could have on the operating results of our core shipping operations, we also enter into hedge contracts to lock in prices of future bunker fuel purchases.

Under our fuel and foreign currency hedging programs, we consider our exposure, current market conditions and hedging costs when determining when and whether we should enter into new hedging instruments. For our currency hedging program, a key consideration is the premium required to be paid for euro put options. During 2010 and much of 2009, we purchased fewer euro put option contracts than in prior years as a result of this cost-benefit analysis, and as of December 31, 2010 only have foreign currency coverage for the first quarter of 2011. Further discussion of hedging risks can be found under the caption “Market Risk Management – Financial Instruments” below, and Note 11 to the Consolidated Financial Statements.

EU Banana Import Regulation. From 2006 through the second quarter of 2010, bananas imported into the European Union (“EU”) from Latin America, our primary source of fruit, were subject to a tariff of €176 per metric ton, while bananas imported from African, Caribbean, and Pacific sources have been and continue to be allowed to enter the EU tariff-free (since January 2008, in unlimited quantities). Following several successful legal challenges to this EU import arrangement in the World Trade Organization (“WTO”), the EU and 11 Latin American countries initialed the WTO “Geneva Agreement on Trade in Bananas” (“GATB”) in December 2009, under which the EU agreed to reduce tariffs on Latin American bananas in stages, starting with a new rate of €148 per metric ton in 2010, reducing to €143 per metric ton in 2011 and ending with a rate of €114 per metric ton by 2019. At that time, the EU also initialed a WTO agreement with the United States, under which it agreed not to reinstate WTO-illegal tariff quotas, quotas, or licenses on banana imports. On June 9, 2010, the EU reduced its tariff to €148 per metric ton retroactively to December 15, 2009. On January 1, 2011, the EU further reduced its tariff to €143 per metric ton as required by the GATB. The WTO agreements were ratified by the European Parliament in February 2011 and may need to be ratified by certain Latin American countries before being further formalized in the WTO. The initial €28 per metric ton reduction in the tariff lowered our tariff costs by $26 million for the year ended December 31, 2010.

In another regulatory development, the EU concluded a free trade area (“FTA”) agreement with Colombia and Peru in March 2010, and an FTA with the Central American countries and Panama in May 2010. Under both FTA agreements, the EU committed to reduce its banana tariff to €75 per metric ton over ten years for specified volumes of banana exports from each of the FTA countries. The agreements will need to be approved by the European Council, and ratified by the European Parliament and Latin American legislatures, before they take effect. There is no way of knowing when, or whether, one or both of these FTAs will be implemented, and what, if any, effect they will have on our operations.

SALADS AND HEALTHY SNACKS SEGMENT

Net sales for the segment were $1.0 billion, $1.1 billion and $1.3 billion in 2010, 2009 and 2008, respectively. The decline in sales in 2010 from 2009 was primarily due to lower volume in retail value-added salads as a result of customer conversions from branded to private label in the fourth quarter of 2009 and early 2010. We expect to remain market leaders in the value-added salad category, despite lower volume comparisons in first part of 2011 because of these conversions. However, new accounts already signed are expected to partially offset volume losses in the second half of 2011. Also in the first quarter of 2011, the value-added salad industry was affected by cold weather and a raw product blight in Yuma that lowered productivity and raised field and manufacturing costs, but these factors are expected to abate as primary sourcing operations return to Salinas in March 2011. The decline in sales in 2009 from 2008 primarily resulted from the discontinuation of products and contracts in North American foodservice that were not sufficiently profitable, which created production flexibility that allowed us to improve our network efficiencies.

We continue to invest in the area of food safety and unveiled FreshRinse™ in the fourth quarter of 2010. FreshRinse is a new produce wash that significantly reduces microorganisms on particular leafy greens compared to a conventional chlorine sanitizer. We are converting all of our facilities to use this technology during the first half of 2011. As part of our commitment to advancing food safety standards, once we have fully implemented our conversion, we plan to make the technology available for license to others in the industry and for other produce wash applications.

Significant increases (decreases) in our Salads and Healthy Snacks segment results, presented in millions, are as follows:

$(400)	2008 Salads and Healthy Snacks segment results

4	Pricing
(14)	Volume
375	Absence of goodwill impairment charge
11	Selling, general, administrative and innovation costs
45	Improved network efficiencies
(7)	Marketing investment for retail value-added salads
32	Commodity inputs, such as fuel and packaging material costs
5	Results of European smoothie business
5	Results in processed fruit ingredients
4	Other

$60	2009 Salads and Healthy Snacks segment results

5	Pricing
(32)	Volume primarily in retail value-added salads
12	Selling, general, administrative costs
26	Improved network efficiencies
(9)	Marketing investment for retail value-added salads
(13)	Commodity inputs, such as fuel and packaging material costs
47	Deconsolidation, sale and results of European smoothie business
(1)	Other

$95	2010 Salads and Healthy Snacks segment results

Volume and pricing for Fresh Express-branded retail value-added salads was as follows:

(In millions, except percentages)	2010	2009	% Change
Volume (12-count cases)	54.5	63.4	(14.0)%
Pricing			0.6%

On May 25, 2010, we sold 51% of our European smoothie business to Danone S.A. for €15 million ($18 million) and deconsolidated it, accounting for our remaining 49% investment using the equity method. The deconsolidation and sale resulted in the creation of Danone Chiquita Fruits SAS (“Danone JV”), which is a joint venture intended to develop, manufacture, and sell packaged fruit juices and fruit smoothies in Europe. The gain on the deconsolidation and sale of the European smoothie business was $32 million, which includes a gain of $15 million from the remeasurement of our retained investment in the Danone JV to its fair value of $16 million on the closing date as described in Note 3 to the Consolidated Financial Statements. The carrying value of the Danone JV is $18 million, included in “Investments and other assets, net” on our Consolidated Balance Sheet at December 31, 2010, and the net results of the Danone JV are recognized in a single line, “Equity in losses (earnings) of investees” on the Consolidated Statements of Income. Sales of smoothies in Europe in 2010 before entering into the Danone JV in May 2010 were $13 million. European smoothie sales were $26 million and $25 million in 2009 and 2008, respectively. We recognized European smoothie operating losses of $8 million, $22 million, and $26 million in 2010, 2009, and 2008, respectively. See further information on the Danone JV in Note 3 to the Consolidated Financial Statements.

In 2010, segment results improved as we continued to build on the network efficiencies and other sustainable improvements that we achieved in 2009. These achievements reversed trends prior to 2009 that led to the goodwill impairment charge in the fourth quarter of 2008, which is further described in Note 1 to the Consolidated Financial Statements.

OTHER PRODUCE SEGMENT

Net sales for the segment were $261 million, $253 million and $244 million in 2010, 2009, and 2008, respectively. Segment results were $5 million, $6 million and $10 million in 2010, 2009 and 2008, respectively. The sales increase in the segment was primarily due to higher volume of other fresh produce, including our value-added Fresh & Ready® avocados, which are ripened using a proprietary process and specially packaged to provide consistently ripe avocados and a longer shelf life to consumers and retailers. In 2010, we recognized income of $3 million from the collection of a grower advance that had been fully reserved since 2000, which was included in “Other income (expense), net” in the Consolidated Statements of Income. During the fourth quarter of 2010, we discontinued certain types of low-margin produce to better focus on produce generating sufficient margins or offering growth opportunity by adding value to consumers and retailers. These discontinued products accounted for approximately $80 million of the 2010 sales and had an insignificant effect on segment results.

CORPORATE AND RELOCATION OF EUROPEAN HEADQUARTERS

Corporate expenses were $70 million, $81 million, and $66 million in 2010, 2009 and 2008, respectively. Corporate expenses were higher in 2009 than 2010 and 2008 primarily due to higher incentive compensation and costs associated with workforce reductions. As described in Note 20 to the Consolidated Financial Statements, relocation of the European headquarters was substantially complete at December 31, 2009.

INTEREST EXPENSE

Interest expense was $57 million, $62 million and $81 million in 2010, 2009 and 2008, respectively. Interest expense declined primarily due to debt reductions. As described more fully in Note 10 to the Consolidated Financial Statements, we repurchased $13 million, $38 million and $91 million of our Senior Notes in the open market in 2010, 2009, and 2008, respectively, which resulted in $1 million, $3 million, and $8 million of annual interest savings, respectively. Interest expense includes $9 million of deferred financing fee write-offs in 2008 as a result of these repurchases; repurchases in 2010 and 2009 did not result in significant deferred financing fee write-offs.

OTHER INCOME AND EXPENSE

Other income in 2010 included $3 million ($2 million net of income tax) from the refund of consumption taxes paid between 1980 and 1990, $3 million from the collection of a grower advance that had been fully reserved since 2000 (attributed to the Other Produce segment), $3 million of expense related to contingencies in Europe (see Note 19 to the Consolidated Financial Statements for further discussion of contingencies) and a small loss of less than $1 million related to fees to repurchase Senior Notes in the open market at or near par. Other expense in 2009 included a small loss related to fees from Senior Note repurchases in the open market near par. Other income in 2008 included a $14 million gain, after related deferred financing fee write-offs, from repurchasing Senior Notes at a discount in the open market with proceeds from the sale of Atlanta AG and $9 million ($6 million net of income tax) from the resolution of claims and the receipt of refunds of certain non-income taxes paid between 1980 and 1990 in Italy.

INCOME TAXES

Our foreign operations are generally taxed at rates lower than the U.S. statutory rate, and our overall effective tax rate varies significantly from period to period due to the level and mix of income among various domestic and foreign jurisdictions. No U.S. taxes have been accrued on foreign earnings because such earnings have been or are expected to be permanently invested in foreign operations. We have not historically generated U.S. federal taxable income on an annual basis; however, we generated U.S. federal taxable income in 2009 and 2010, which was fully offset by the utilization of net operating loss carryforwards (“NOLs”). Even though NOLs have been utilized, our remaining NOLs continue to have full valuation allowances. If in the future we demonstrate a trend of taxable income and an expectation that we will utilize our deferred tax assets, some or all of the valuation allowance may be released through the income tax line in the Consolidated Statements of Income. As of December 31, 2010, we had approximately $101 million of U.S. federal and state valuation allowances. See Note 15 to the Consolidated Financial Statements for further information about our income taxes and valuation allowances.

Income taxes were a net benefit of $2 million, less than $1 million and $2 million in 2010, 2009 and 2008, respectively. No income tax expense resulted from the gain on the sale of 51% of the European smoothie business because sufficient foreign NOLs were in place and, when those foreign NOLs were used, the related valuation allowance was also released. Income taxes included benefits of $13 million, $16 million and $17 million for 2010, 2009 and 2008, respectively. The benefits relate to the resolution of tax contingencies and governmental rulings in various jurisdictions in 2010; the resolution of tax contingencies and $4 million of benefits from the sale of our operations in the Ivory Coast in 2009; and the resolution of tax contingencies in 2008.

OTHER SIGNIFICANT TRANSACTIONS AND EVENTS

Sale of Investment in Coast Citrus Distributors. In April 2010, we sold our 49% investment in Coast Citrus Distributors, Inc. for $18 million in cash, which approximated its carrying value. Prior to the sale, we accounted for this investment using the equity method.

Sale of Asia JV. In August 2009, we sold our 50% interest in the Asia JV to our former joint venture partner. Previously, we had operated in Asia primarily through the Chiquita-Unifrutti joint venture (“Asia JV”), which was primarily engaged in the distribution of fresh bananas and pineapples from the Philippines to markets in the Far and Middle East. In connection with the sale, we entered into new long-term agreements with our former joint venture partner for (a) shipping and supply of bananas sold in the Middle East and (b) licensing of the Chiquita brand for sales of whole fresh bananas and pineapples in Japan and Korea. As a result, sales and costs of selling Chiquita bananas in the Middle East are now fully reflected in our Consolidated Statements of Income and we receive a more predictable income stream from Japan and Korea. See Note 3 to the Consolidated Financial Statements for further information.

Sale of Ivory Coast Operations. In January 2009, we sold our operations in the Ivory Coast. The sale resulted in a pre-tax gain of $4 million included in “Cost of sales,” including realization of $11 million of cumulative translation gains. Income tax benefits of approximately $4 million were recognized related to these operations.

Sale of Atlanta AG – Discontinued Operations. In August 2008, we sold our subsidiary, Atlanta AG (“Atlanta”), for aggregate consideration of (i) €65 million in cash ($97 million), including working capital and net debt adjustments, and (ii) contingent consideration to be determined based on future performance criteria. Of the total consideration, approximately €6 million ($7 million), which had been held in escrow to secure any potential obligations under the sale agreement, was collected in February 2010. In connection with the sale, we contracted with Atlanta to continue to serve as our preferred supplier of banana ripening and distribution services in Germany, Austria and Denmark for at least five years. In 2008, we recognized a net gain of less than $1 million in discontinued operations and a $2 million income tax benefit to continuing operations from the reversal of certain valuation allowances from the sale and related services agreement. In 2010 and 2009, we recorded $3 million and $1 million of expense, respectively, based on new information about our potential indemnity obligations under the sale agreement; which is included in “Income (loss) from discontinued operations, net of tax” in the Consolidated Statements of Income. Further information on the transaction, including summary financial information for these discontinued operations, can be found in Note 3 to the Consolidated Financial Statements.

Liquidity and Capital Resources

We believe that our cash position, cash flow generated by operating subsidiaries and borrowing capacity will provide sufficient cash reserves and liquidity to fund our working capital needs, capital expenditures and debt service requirements. We are in compliance with the financial covenants of our credit facility and expect to remain in compliance for more than twelve months from the date of this filing. We have debt maturities of no more than $20 million in any year until 2014. At December 31, 2010, we had a cash balance of $156 million, no borrowings were outstanding under our revolving credit facility and $23 million of credit availability was used to support issued letters of credit, leaving $127 million of credit available. We did not borrow under our revolving credit facility in 2010, but in 2009 and 2008 we borrowed and repaid $38 million and $57 million, respectively, to finance seasonal working capital demands, which are highest in the first and second quarters. Based on our current cash position, we do not expect to borrow under our revolving credit facility for seasonal working capital purposes in 2011.

Total debt consists of the following:

	December 31,
(In thousands)	2010	2009

Parent Company:
7 1/2% Senior Notes, due 2014	$156,438	$167,083
8 7/8% Senior Notes, due 2015	177,015	179,185
4.25% Convertible Notes, due 2016¹	134,761	127,138
Subsidiaries:
Credit Facility Term Loan	165,000	182,500
Other	928	163

Total debt	$634,142	$656,069

¹	Amount included in the table represents the carrying amount of the Convertible Notes debt component. The principal amount of the Convertible Notes is $200 million. See Note 10 to the Consolidated Financial Statements for further information.

Management evaluates opportunities to reduce debt and interest expense to the extent it is economically efficient and attractive. In 2008, 2009 and 2010, we strengthened our balance sheet and liquidity position through a series of refinancing activities that reduced debt, extended debt maturities, reduced interest payments and obtained substantially more flexible covenants under a new credit facility. Management has a long-term goal to improve the ratio of debt to EBITDA (earnings before interest, taxes, depreciation and amortization) to 3 to 1. Our financing activity is more fully described in Note 10 to the Consolidated Financial Statements.

•

In addition to our debt service requirements, we repurchased a total of $142 million of Senior Notes in the open market from 2008 through 2010, of which $51 million was with operating cash flow in 2009 through 2010. In 2008, we repurchased $91 million of Senior Notes at a discount in the open market with the $75 million net proceeds from the sale of Atlanta (see Note 3 to the Consolidated Financial Statements), resulting in an extinguishment gain of approximately $14 million, including deferred financing fee write-offs and transaction costs. These repurchases did not affect the financial maintenance covenants of the Credit Facility (defined below) because the Senior Notes were repurchased by Chiquita Brands L.L.C. (“CBL”), our main operating subsidiary, as a permitted investment under the terms of the Credit Facility. Although these repurchased Senior Notes were not legally retired, we do not intend to resell any of them. We intend to continue to monitor opportunities for similar transactions.

•

In March 2008, CBII, the parent company, and CBL entered into a senior secured credit facility (“Credit Facility”) with a syndicate of banks. The Credit Facility matures in 2014 and consists of a term loan (the “Term Loan”) and a $150 million revolving credit facility (the “Revolver”). The Credit Facility contains two financial maintenance covenants, which provide substantial flexibility. The financial covenants in the Credit Facility require us to maintain CBL’s leverage ratio (debt divided by EBITDA, each as defined in the Credit Facility) at or below 3.50x and to maintain CBL’s fixed charge coverage ratio (the sum of CBL’s EBITDA plus Net Rent divided by Fixed Charges, each as defined in the Credit Facility) at or above 1.15x, for the life of the facility. The Credit Facility’s financial covenants exclude the effects of changes in generally accepted accounting principles since December 31, 2007, including $15 million of the gain on the 2010 sale of 51% of our European smoothie business. EBITDA, as defined in the Credit Facility, excludes certain non-cash items including stock compensation and impairments. Fixed Charges, as defined in the Credit Facility, includes interest payments and distributions by CBL to CBII other than for normal overhead expenses and Net Rent. Net Rent, as defined in the Credit Facility, excludes the estimated portion of ship charter costs that represents normal vessel operating expenses. Debt for purposes of the leverage covenant includes subsidiary debt plus letters of credit outstanding and $42 million of synthetic leases, which are operating leases under generally accepted accounting principles, but are capital leases for tax purposes. The Revolver contains a $100 million sub-limit for letters of credit, subject to a $50 million sub-limit for non-U.S. currency letters of credit. As of February 23, 2011, the variable interest rate on the Term Loan was LIBOR plus a margin of 3.75%, or 4.06% and if there were borrowings under the Revolver, the variable interest rate would be LIBOR plus a margin of 3.00%.

•

In February 2008, we issued $200 million of 4.25% Convertible Notes, which provided approximately $194 million in net proceeds that were used to repay debt under our previous credit facility. The Convertible Notes mature August 15, 2016 and are unsecured, unsubordinated obligations of CBII and rank equally with the 7 1/2% Senior Notes and the 8 7/8% Senior Notes. The Convertible Notes pay interest semi-annually at a rate of 4.25% per annum. Under the circumstances described in Note 10 to the Consolidated Financial Statements, the Convertible Notes are convertible at an initial conversion rate of 44.5524 shares of common stock per $1,000 in principal amount of the Convertible Notes, equivalent to an initial conversion price of approximately $22.45 per share of Chiquita common stock. Upon conversion, the Convertible Notes may be settled in shares, in cash or any combination thereof, at our option. Although we initially reserved 11.8 million shares for issuance upon conversions of the Convertible Notes, our current intent and policy is to settle any conversion in a cash amount equal to the principal portion together with shares of common stock to the extent that our obligation exceeds such principal portion.

The following table summarizes our contractual obligations for future cash payments at December 31, 2010:

(In thousands)	Total	2011	2012 -2013	2014 -2015	Later years
Long-term debt:
Parent company	$533,453	$—	$—	$333,453	$200,000
Subsidiaries	165,928	20,169	40,357	105,402	—
Interest on debt[1]	188,000	42,000	82,000	58,000	6,000
Operating leases[2]	479,838	156,826	204,528	70,132	48,352
Pension and severance obligations[3]	98,869	12,485	22,949	20,480	42,955
Purchase commitments[4]	1,261,305	504,956	439,373	228,210	88,766
Other	28,448	12,846	6,452	5,935	3,215

	$2,755,841	$749,282	$795,659	$821,612	$389,288

[1]

Estimating future cash payments for interest on debt requires significant assumptions. Amounts in the table reflect LIBOR of 0.25% plus a margin of 3.75% on the term loan under the Credit Facility for all future periods. Principal repayments include scheduled principal maturities, and the full $200 million principal of our Convertible Senior Notes due 2016. The table does not include any borrowings under the Revolver to fund working capital needs or interest thereon.

[2]

Certain operating leases contain residual value guarantees under which we guarantee a certain minimum value at the end of the lease in the event we do not exercise our purchase option or the lessor cannot recover the guaranteed amount. The table does not include these amounts because we are unable to reasonably predict the ultimate timing or settlement owed to the lessor. The company estimates that the residual guarantees are approximately $26 million at December 31, 2010.

[3]	Obligations in foreign currencies are calculated using the December 31, 2010 exchange rates.

[4]

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

Cash and equivalents were $156 million and $121 million at December 31, 2010 and 2009, respectively, and are comprised of either bank deposits or amounts invested in money market funds. Cash provided by operations was $98 million, $135 million and $8 million in 2010, 2009 and 2008, respectively. A subsidiary has an approximately €11 million ($15 million) uncommitted credit line for bank guarantees used primarily for payments due under import licenses and duties in European Union countries. At December 31, 2010, we had an equal amount of cash equivalents in a compensating balance arrangement related to this uncommitted credit line.

Operating cash flow is primarily driven by operating results. Reported operating cash flow in 2010 was reduced by $19 million of bank overdrafts (outstanding checks) that were previously reported as “Accounts payable” and are now treated as reductions of “Cash and equivalents” due to a change in the bank counterparties in the second quarter of 2010; this change had no effect on the amount of cash in banks. Cash flow from working capital in 2010 also included the payment of 2009 incentive compensation in 2010, increases in southern European accounts receivable, lower tariff accruals from lower tariff rates in 2010 and reductions in grower advances and value added tax receivables. The increase in operating cash flow from 2008 to 2009 was primarily due to stronger operating results and from sustainable process improvements to better control timing of payments and pursue collections of receivables.

Cash flow from investing activities includes capital expenditures of $66 million, $68 million and $63 million for 2010, 2009 and 2008, respectively. In 2011, we expect higher capital expenditures as a result of planned facility upgrades, including integration of the FreshRinse technology into remaining salad production lines. Net of cash sold with the business, we received €14 million ($17 million) from the sale of 51% of our European smoothie business to Danone and $18 million from the sale of an equity method investment in Coast Citrus Distributors. Other investing cash flows in 2009 and 2008 primarily related to sales of the Asia JV, our former subsidiary Atlanta, and other asset sales. See Note 3 to the Consolidated Financial Statements for further details.

Depending on fuel prices, we can have significant obligations or amounts receivable under our bunker fuel hedging arrangements, although we would expect any liability or asset from these arrangements to be offset by lower or higher cash fuel costs, respectively. At December 31, 2010, and 2009, our bunker fuel forward contracts were an asset of $27 million and $6 million, respectively. The amount ultimately due or receivable will depend upon fuel prices at the dates of settlement. See “Market Risk Management – Financial Instruments” below and Note 11 to the Consolidated Financial Statements for further information about our hedging activities. We expect operating cash flows will be sufficient to cover our hedging obligations, if any.

We face certain contingent liabilities which are described in Note 19 to the Consolidated Financial Statements; in accordance with generally accepted accounting practices, reserves have not been established for most of the items which are ongoing matters. It is possible that in future periods we could have to pay fines, penalties or damages with respect to one or more of these matters, the exact amount of which would be at the discretion of the applicable court or regulatory body. We presently expect that we would use existing cash resources to satisfy any such liabilities; however, depending on the size and timing of any such liability, it could have a material adverse effect on our financial position or results of operations and we could need to explore additional sources of financing, the availability and terms of which would be dependent on prevailing market and other conditions. In addition, we are making payments and may be required to make additional payments to preserve our right to appeal assessments of Italian customs cases, as more fully described in Note 19 to the Consolidated Financial Statements. Such payments are typically made over a period of time under a payment plan. If we ultimately prevail in these cases, the amounts will be repaid with interest.

We have not made dividend payments since 2006, and any future dividends would require approval by the board of directors. Under the Credit Facility, CBL may distribute cash to CBII for routine CBII operating expenses, interest payments on CBII’s 7 1/2% and 8 7/8% Senior Notes and its Convertible Notes and payment of certain other specified CBII liabilities (“permitted payments”). CBL may distribute cash to CBII for other purposes, including dividends, if we are in compliance with the covenants and not in default under the Credit Facility. The CBII 7 1/2% and 8 7/8% Senior Notes also have dividend payment limitations with respect to the ability and extent of declaration of dividends. At December 31, 2010, distributions to CBII, other than for permitted payments, were limited to approximately $90 million annually.

Market Risk Management – Financial Instruments

HEDGING INSTRUMENTS

Our products are distributed in nearly 70 countries. International sales are made primarily in U.S. dollars and major European currencies. We reduce currency exchange risk from sales originating in currencies other than the U.S. dollar by exchanging local currencies for dollars promptly upon receipt. We consider our exposure, current market conditions and hedging costs in determining when and whether to enter into new hedging instruments (principally euro put option contracts) to hedge the dollar value of our estimated net euro cash flow exposure up to 18 months into the future. Put option contracts allow us to exchange a certain amount of euros for U.S. dollars at either the exchange rate in the option contract or the spot rate. At February 23, 2011, we had hedging coverage for approximately one-quarter of our expected net exposure for the first quarter of 2011 at a rate of $1.27 per euro.

Our shipping operations are exposed to the risk of rising fuel prices. To reduce the risk of rising fuel prices, we enter into bunker fuel forward contracts (swaps) that allow us to lock in fuel prices up to three years in the future. Bunker fuel forward contracts can offset increases in market fuel prices or can result in higher costs from declines in market fuel prices, but in either case reduce the volatility of changing fuel prices in our results. At February 23, 2011, we had hedging coverage for approximately three-fourths of our expected fuel purchases through 2011 at average bunker fuel swap rates of $439 per metric ton, hedging coverage for approximately one-half of our expected fuel purchases in 2012 at average bunker fuel swap rates of $459 per metric ton, hedging coverage for approximately 40% of our expected fuel purchases in 2013 at average bunker fuel swap rates of $488 per metric ton and hedging coverage for approximately one-fourth of our expected fuel purchases in the first quarter of 2014 at average bunker fuel swap rates of $558 per metric ton.

We carry hedging instruments at fair value on our Consolidated Balance Sheets, and defer potential gains and losses to the extent that the hedges are effective in “Accumulated other comprehensive loss” until the hedged transaction occurs (the euro sale or fuel purchase to which the hedging instrument was intended to apply). The fair value of the foreign currency options and bunker fuel forward contracts was a net asset of $28 million and $13 million at December 31, 2010 and 2009, respectively. A hypothetical 10% increase in the euro currency rates would have resulted in a decline in fair value of the euro put options of less than $1 million at December 31, 2010. However, we expect that any loss on these put options would be more than offset by an increase in the dollar realization of the underlying sales denominated in foreign currencies. A hypothetical 10% decrease in bunker fuel rates would result in a decline in fair value of the bunker fuel forward contracts of approximately $24 million at December 31, 2010. However, we expect that any decline in the fair value of these contracts would be offset by a decrease in the cost of underlying fuel purchases.

See Notes 1 and 11 to the Consolidated Financial Statements for additional discussion of our hedging activities. See “Critical Accounting Policies and Estimates” below and Note 12 to the Consolidated Financial Statements for additional discussion of fair value measurements, as it relates to our hedging instruments.

DEBT INSTRUMENTS

We are exposed to interest rate risk on our variable rate debt, which is comprised primarily of outstanding balances under our Credit Facility. We had approximately $165 million of variable rate debt at December 31, 2010 (see Note 10 to the Consolidated Financial Statements). A 1% change in interest rates would result in a change to interest expense of approximately $2 million annually.

We have $534 million principal balance of fixed-rate debt, which includes the 7 1/2% Senior Notes due 2014, the 8 7/8% Senior Notes due 2015 and the 4.25% Convertible Senior Notes due 2016. The $200 million principal balance of the Convertible Notes is greater than their $135 million carrying value due to the adoption of new accounting standards as described in Note 10 to the Consolidated Financial Statements. Although the Consolidated Balance Sheets do not present debt at fair value, a hypothetical 0.50% increase in interest rates would have resulted in a decline in the fair value of our fixed-rate debt of approximately $11 million at December 31, 2010.

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

Critical Accounting Policies and Estimates

Our significant accounting policies are summarized in Note 1 to the Consolidated Financial Statements. The additional discussion below addresses only our most significant judgments:

REVIEWING THE CARRYING VALUES OF GOODWILL AND INTANGIBLE ASSETS

Impairment reviews are highly judgmental and involve the use of significant estimates and assumptions that determine whether there is potential impairment and the amount of any impairment charge recorded. Estimates of fair value involve estimates of discounted cash flows and are dependent upon discount rates and long-term assumptions regarding future sales, margin trends, market conditions and cash flow, from which actual results may differ.

Goodwill. Our $177 million of goodwill at December 31, 2010 primarily relates to our salad operations, Fresh Express. We review goodwill for impairment annually each fourth quarter or more frequently if circumstances indicate the possibility of impairment. The 2010 and 2009 reviews did not indicate impairment and we had substantial margin in both periods; however, as a result of the 2008 review, we recorded a $375 million ($374 million after-tax) impairment charge. During the second half of 2008 and particularly in the fourth quarter, Fresh Express’ performance was below prior periods and management expectations, and when combined with slower growth expectations, negative category volume trends and a decline in market values resulting from weakness in the general economy and the financial markets, led to the 2008 goodwill impairment charge.

The first step of the impairment review compares the fair value of the reporting unit, Fresh Express, to the carrying value. Consistent with prior impairment reviews, we estimated the fair value of the reporting unit using a combination of (1) a market approach based on revenue and EBITDA multiples from recent comparable transactions and (2) an income approach based on expected future cash flows discounted at 9.6%, 9.4% and 9.5% in 2010, 2009 and 2008, respectively. The market approach and the income approach were weighted equally based on judgment of the comparability of the recent transactions and the risks inherent in estimating future cash flows. We considered recent economic and industry trends in estimating Fresh Express’ expected future cash flows in the income approach. In 2010 and 2009, the first step did not indicate impairment because the estimated fair value of Fresh Express was substantially greater than its carrying value, and therefore, the second step was not required; reasonably possible fluctuations in the discount rate, cash flows or market multiples did not indicate impairment. In 2008, however, the first step indicated potential impairment, so we performed the second step of the impairment review, which calculated the implied value of goodwill by subtracting the fair value of Fresh Express’ assets and liabilities, including intangible assets, from the previously estimated fair value of Fresh Express as a whole. Impairment was measured as the difference between the implied value and the carrying value of goodwill. In the 2008 impairment review, an increase in the discount rate of 0.5% would have increased the impairment charge by approximately $20 million and a 5.0% per year decrease in the expected future cash flows would have increased the impairment charge by $15 million.

Trademarks. At December 31, 2010, Chiquita trademarks had a carrying value of $388 million and Fresh Express trademarks had a carrying value of $61 million. As indefinite-lived intangible assets that are not amortized, trademarks are also reviewed each fourth quarter or more frequently if circumstances indicate the possibility of impairment. The review compares the estimated fair values of the trademarks to the carrying values. The 2010, 2009 and 2008 reviews of the Chiquita and Fresh Express trademarks did not indicate impairment because the estimated fair values were greater than the carrying values. Consistent with prior reviews, we estimated the fair values of the trademarks using the relief-from-royalty method. The relief-from-royalty method estimates the royalty expense that could be avoided in the operating business as a result of owning the respective trademarks. The royalty savings are measured by applying a royalty rate to projected sales, tax-effected and then converted to present value with a discount rate that considers the risk associated with owning the trademarks. In the 2010 review, we assumed a 3.0% royalty rate and an 11.1% discount rate for both Chiquita and Fresh Express trademarks. In the 2009 review, we assumed a 3.0% royalty rate and a 13.0% discount rate for both the Chiquita and Fresh Express trademarks. In the 2008 review, we assumed a 3.0% royalty rate for Chiquita trademarks, a 1.0% royalty rate for Fresh Express trademarks, and a 12.0% discount rate for both Chiquita and Fresh Express trademarks. In 2009, we changed the royalty rate assumed for the Fresh Express trademarks to more closely align it with market data for similar royalty agreements and recent Fresh Express agreements. The fair value estimate is most sensitive to the royalty rate, but reasonably possible fluctuations in the royalty rates for both the Chiquita and Fresh Express trademarks also did not indicate impairment. The fair value estimate is less sensitive to the discount rate, and reasonably possible changes to the discount rate would not indicate impairment for either trademark.

Other Intangible Assets. At December 31, 2010, other intangible assets had a $115 million carrying value net of amortization, consisting of $78 million in customer relationships and $37 million in patented technology related to Fresh Express. For amortizable intangible assets, we review the carrying value only when impairment indicators are present, by comparing (i) estimates of undiscounted future cash flows, before interest charges, included in our operating plans versus (ii) the carrying values of the related assets. Tests are performed over asset groups at the lowest level of identifiable cash flows. No impairment indicators existed in 2010 or 2009. The goodwill impairment charge recorded in the fourth quarter of 2008 was an impairment indicator; however, no impairment resulted from testing these assets.

REVIEWING THE CARRYING VALUES OF PROPERTY, PLANT AND EQUIPMENT

We also review the carrying value of our property, plant and equipment when impairment indicators are present. Tests are performed over asset groups at the lowest level of identifiable cash flows. No material impairment charges were recorded during 2010 or 2009. The goodwill impairment charge recorded in 2008 was an impairment indicator for the property, plant and equipment at Fresh Express; however, no impairment resulted from testing these assets. Also in 2008, we recorded a $3 million impairment charge related to the closure of a ripening facility in the United Kingdom.

MEASURING THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

We adopted accounting standards for fair value measurements for financial assets and financial liabilities effective January 1, 2008. The effective date of the fair value standards for nonfinancial assets and nonfinancial liabilities was postponed, and we adopted these standards effective January 1, 2009. Fair value measurements of nonfinancial assets and nonfinancial liabilities are primarily used in goodwill, trademark and other intangible asset impairment reviews, as described above, and in the valuation of assets held for sale. The standards provide a framework for measuring fair value, which prioritizes the use of observable inputs in measuring fair value. Fair value is the price to hypothetically sell an asset or transfer a liability in an orderly manner in the principal market for that asset or liability. The standards address valuation techniques used to measure fair value, including the market approach, the income approach and the cost approach. The market approach uses prices or relevant information generated by market transactions involving identical or comparable assets or liabilities. The income approach involves converting future cash flows to a single present value, with the fair value measurement based on current market expectations about those future cash flows. The cost approach is based on the amount that currently would be required to replace the service capacity of the asset. Fair value measurements are presented in more detail in Notes 12 and 14 to the Consolidated Financial Statements.

The level of a fair value measurement is determined by the lowest level input that is significant to the measurement. Level 3 measurements involve the most judgment, and our most significant Level 3 fair value measurements are those used in impairment reviews of goodwill, trademarks and other intangible assets, as described above. The three levels are (from highest to lowest):

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

ACCOUNTING FOR PENSION AND TROPICAL SEVERANCE PLANS

Significant assumptions used in the actuarial calculation of projected benefit obligations related to our defined benefit pension and foreign pension and severance plans include the discount rate and the long-term rate of compensation increase. The weighted average discount rate assumptions used to determine the projected benefit obligations for domestic pension plans were 5.0% and 5.5% at December 31, 2010 and 2009, respectively, which were based on a yield curve which uses the plans’ expected payouts combined with a large population of high quality, fixed income investments in the U.S. that are appropriate for the expected timing of the plans’ payments. The weighted average discount rate assumptions used to determine the projected benefit obligations for the foreign pension and severance plans were 8.0% at both December 31, 2010 and 2009, which represented the 10-year U.S. Treasury rate adjusted to reflect local inflation rates in these countries. The weighted average long-term rate of compensation increase used to determine the projected benefit obligations for both domestic and foreign plans was 5.0% in 2010 and 2009.

Determination of the net periodic benefit cost also includes an assumption for the weighted average long-term rate of return on plan assets, which was assumed to be 8.0% and 7.75% for domestic plans in 2010 and 2009, respectively, and 1.0% for foreign plans in both 2010 and 2009. Actual rates of return can differ significantly from those assumed as a result of both the short-term volatility and longer-term changes in average market returns.

A 1% change to the discount rate, long-term rate of compensation increase, or long-term rate of return on plan assets each affects pension expense by less than $1 million annually.

ACCOUNTING FOR INCOME TAXES

We are subject to income taxes in both the United States and numerous foreign jurisdictions. Income tax expense or benefit is provided for using the asset and liability method. Deferred income taxes are recognized at currently enacted tax rates for the expected future tax consequences attributable to temporary differences between amounts reported for income tax purposes and financial reporting purposes. Deferred taxes are not provided for the undistributed earnings of subsidiaries operating outside the U.S. that have been permanently reinvested in foreign operations. For deferred tax assets, we record an appropriate valuation allowance to reduce them to the amount that is “more likely than not” to be realized. The determination as to whether a deferred tax asset will be realized is made on a tax filer and jurisdictional basis and is based on the evaluation of positive and negative evidence. This evidence includes historical taxable income, projected future taxable income, the expected timing of the reversal of existing temporary differences and the implementation of tax planning strategies. Projected future taxable income is based on expected results and assumptions as to the jurisdiction in which the income will be earned. The expected timing of the reversals of existing temporary differences is based on current tax law and our tax methods of accounting.

Deferred tax assets primarily relate to net operating loss carryforwards (“NOLs”). U.S. NOLs were $320 million and $373 million as of December 31, 2010 and 2009, respectively. We have a full valuation allowance against these NOLs due to our history of tax losses in the specific tax jurisdictions. Despite our history of tax losses, we generated taxable income in the U.S. in 2010 and 2009, which utilized a portion of the NOL carryforwards. Even though U.S. NOLs were utilized in 2010 and 2009, our remaining NOLs continue to have full valuation allowances. If in the future, we demonstrate a trend of taxable income and an expectation that we will utilize our deferred tax assets, some or all of the valuation allowance may be released through the income tax line of the Consolidated Statements of Income.

In the ordinary course of business, there are many transactions and calculations where the ultimate income tax determination is uncertain. The evaluation of a tax position is a two-step process. The first step is to evaluate the uncertain tax position for recognition by determining if the weight of available evidence indicates that it is “more-likely-than-not” that a tax position, including resolution of any related appeals or litigation, will be sustained upon examination based on its technical merits. If the recognition criterion is met, the second step is to measure the income tax benefit to be realized. Tax positions or portions of tax positions that do not meet these criteria are de-recognized by recording reserves. We establish reserves for income tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes, penalties and interest could be due. Provisions for and changes to these reserves, as well as the related net interest and penalties, are included in “Income tax benefit” in the Consolidated Statements of Income. Significant judgment is required in evaluating tax positions and determining the company’s provision for income taxes. We regularly review our tax positions, and the reserves are adjusted in light of changing facts and circumstances, such as the resolution of outstanding tax audits or contingencies in various jurisdictions and the expiration of statutes of limitations.

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

ASSESSING COLLECTIBILITY OF GROWER ADVANCES

Seasonal advances may be made to certain qualified growers of other produce, which are usually collected as the other produce is harvested and sold. We generally require property liens and pledges of the season’s produce as collateral to support these advances. If sales of the season’s produce do not result in full repayment of the advance, we may exercise the collateral provisions or renegotiate terms, including interest, to collect the remaining balance. Allowances are established when we determine it is probable that the grower will be unable to repay the advance based on our knowledge of the grower’s financial condition and our historical loss experience. These estimates require significant judgment because of the inherent risks and uncertainties of projecting growers’ cash flows, crop yields, and market prices. Growers are also subject to many of the same risks that face us, such as weather disruptions and agricultural conditions, foreign currency exchange rates, and government regulation. Net grower advances were $76 million and $81 million, of which, $50 million (including $20 million classified as long-term) and $49 million (including $12 million classified as long-term) were made to a large grower in Chile at December 31, 2010 and 2009, respectively. We also carry payables to growers related to revenue collected from the sale of the other produce that is subsequently remitted to the grower, less outstanding grower advances and a margin retained by us based upon the terms of the contract. Grower payables of $21 million and $15 million at December 31, 2010 and 2009, respectively, are included in “Other Liabilities” in the Consolidated Balance Sheets.

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

New Accounting Standards

See Note 1 to the Consolidated Financial Statements for information regarding new accounting standards that could affect us.

Risks of International Operations

We operate in many foreign countries, including those in Central America, Europe, the Middle East, China and Africa. Information about our operations by geographic area can be found in Note 18 to the Consolidated Financial Statements. Our activities are subject to risks inherent in operating in these countries, including government regulation, currency restrictions and other restraints, import and export restrictions, burdensome taxes, risks of expropriation, threats to employees, political instability, terrorist activities, including extortion, and risks of U.S. and foreign governmental action in relation to us. Should such circumstances occur, we might need to curtail, cease or alter our activities in a particular region or country. Trade restrictions apply to certain countries, such as Iran, that require us to obtain licenses from the U.S. government for sales in these countries; these sales are able to be licensed because the products we sell are food staples and the specific parties involved in the sales are cleared by the U.S. government.

See “Item 1A – Risk Factors” and “Item 3 – Legal Proceedings” in the Annual Report on Form 10-K and Note 19 to the Consolidated Financial Statements for a further description of legal proceedings and other risks including, in particular, (1) a competition law investigation relating to prior information sharing in Europe and Statement of Objections issued to us by the European Commission, (2) the plea agreement with the U.S. Department of Justice relating to payments made by our former Colombian subsidiary to a Colombian paramilitary group and subsequent civil litigation and investigations relating to the Colombian payments and (3) customs and tax proceedings in Italy.

*******

This Annual Report contains certain statements that are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, including: the customary risks experienced by global food companies, such as prices for commodity and other inputs, currency exchange rate fluctuations, industry and competitive conditions (all of which may be more unpredictable in light of continuing uncertainty in the global economic environment), government regulations, food safety issues and product recalls affecting us or the industry, labor relations, taxes, political instability and terrorism; unusual weather events, conditions or crop risks; access to and cost of financing; and the outcome of pending litigation and governmental investigations involving us, as well as the legal fees and other costs incurred in connection with such items.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Chiquita Brands International, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and cash flow present fairly, in all material respects, the financial position of Chiquita Brands International, Inc. and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Responsibility for Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/    PricewaterhouseCoopers LLP

Cincinnati, Ohio

March 4, 2011

Chiquita Brands International, Inc.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)	2010	2009	2008
Net sales	$3,227,432	$3,470,435	$3,609,371
Operating expenses:
Cost of sales	2,765,104	2,890,835	3,067,612
Selling, general and administrative	323,224	374,111	378,248
Depreciation	51,172	52,695	62,899
Amortization	9,844	10,294	9,824
Gain on deconsolidation and sale of 51% of European smoothie business	(32,497)	—	—
Equity in losses (earnings) of investees	2,925	(16,885)	(10,321)
Relocation of European headquarters	—	12,076	6,931
Goodwill impairment	—	—	375,295

	3,119,772	3,323,126	3,890,488

Operating income (loss)	107,660	147,309	(281,117)
Interest income	5,532	6,045	7,152
Interest expense	(57,058)	(62,058)	(80,802)
Other income (expense), net	2,889	(488)	22,708

Income (loss) from continuing operations before income taxes	59,023	90,808	(332,059)
Income tax benefit	1,600	400	1,900

Income (loss) from continuing operations	60,623	91,208	(330,159)
(Loss) income from discontinued operations, net of income taxes	(3,268)	(717)	1,464

Net income (loss)	$57,355	$90,491	$(328,695)

Earnings (loss) per common share – basic:
Continuing operations	$1.34	$2.05	$(7.54)
Discontinued operations	(0.07)	(0.02)	0.03

	$1.27	$2.03	$(7.51)

Earnings (loss) per common share – diluted:
Continuing operations	$1.32	$2.02	$(7.54)
Discontinued operations	(0.07)	(0.02)	0.03

	$1.25	$2.00	$(7.51)

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.

CONSOLIDATED BALANCE SHEETS

	December 31,
(In thousands, except share amounts)	2010	2009
ASSETS
Current assets:
Cash and equivalents	$156,481	$121,369
Trade receivables, less allowances of $9,497 and $9,619, respectively	265,283	290,083
Other receivables, net	116,638	157,640
Inventories	212,249	212,893
Prepaid expenses	38,044	36,728
Other current assets	19,939	8,212

Total current assets	808,634	826,925
Property, plant and equipment, net	349,650	335,528
Investments and other assets, net	168,210	131,877
Trademarks	449,085	449,085
Goodwill	176,584	176,584
Other intangible assets, net	114,983	124,827

Total assets	$2,067,146	$2,044,826

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt of subsidiaries	$20,169	$17,607
Accounts payable	264,292	295,572
Accrued liabilities	127,466	158,746

Total current liabilities	411,927	471,925
Long-term debt of parent company	468,214	473,406
Long-term debt of subsidiaries	145,759	165,056
Accrued pension and other employee benefits	73,797	65,812
Deferred gain – sale of shipping fleet	48,684	63,246
Deferred tax liabilities	115,825	105,094
Other liabilities	62,952	39,984

Total liabilities	1,327,158	1,384,523

Commitments and contingencies
Shareholders’ equity:
Common stock, $.01 par value (45,298,038 and 44,817,833 shares outstanding, respectively)	453	448
Capital surplus	815,010	809,984
Accumulated deficit	(75,915)	(133,270)
Accumulated other comprehensive income (loss)	440	(16,859)

Total shareholders’ equity	739,988	660,303

Total liabilities and shareholders’ equity	$2,067,146	$2,044,826

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands)	Common shares	Common stock	Capital surplus	(Accum. deficit) retained earnings	AOCI of continuing operations	AOCI of discontinued operations	Total share- holders’ equity
DECEMBER 31, 2007	42,740	$427	$695,647	$104,934	$45,285	$49,180	$895,473

Net loss	—	—	—	(328,695)	—	—	(328,695)
Unrealized translation (loss) gain	—	—	—	—	(966)	8,524	7,558
Change in fair value of available-for-sale investment	—	—	—	—	(3,316)	—	(3,316)
Change in fair value of derivatives	—	—	—	—	(69,974)	—	(69,974)
Gains reclassified from OCI into net income	—	—	—	—	(20,001)	—	(20,001)
Pension liability adjustment	—	—	—	—	(1,089)	498	(591)
Realization of gains into net income from OCI resulting from the sale of Atlanta AG	—	—	—	—	—	(58,202)	(58,202)

Comprehensive loss							(473,221)

Issuance of Convertible Notes, net	—	—	81,694	—	—	—	81,694
Exercises of stock options and warrants	1,220	12	12,400	—	—	—	12,412
Stock-based compensation	447	5	11,327	—	—	—	11,332
Shares withheld for taxes	—	—	(3,289)	—	—	—	(3,289)

DECEMBER 31, 2008	44,407	$444	$797,779	$(223,761)	$(50,061)	$—	$524,401

Net income	—	—	—	90,491	—	—	90,491
Unrealized translation loss	—	—	—	—	(632)	—	(632)
Change in fair value of available-for-sale investment	—	—	—	—	(165)	—	(165)
Change in fair value of derivatives	—	—	—	—	59,831	—	59,831
Gains reclassified from OCI into net income	—	—	—	—	(8,421)	—	(8,421)
Pension liability adjustment	—	—	—	—	(6,371)	—	(6,371)
Realization of cumulative translation adjustments into net income from OCI resulting from the sale of operations in the Ivory Coast	—	—	—	—	(11,040)	—	(11,040)

Comprehensive income							123,693

Exercises of warrants	—	—	4	—	—	—	4
Stock-based compensation	411	4	14,264	—	—	—	14,268
Shares withheld for taxes	—	—	(2,063)	—	—	—	(2,063)

DECEMBER 31, 2009	44,818	$448	$809,984	$(133,270)	$(16,859)	$—	$660,303

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (continued)

(In thousands)	Common shares	Common stock	Capital surplus	(Accum. deficit) retained earnings	AOCI of continuing operations	AOCI of discontinued operations	Total share- holders’ equity
DECEMBER 31, 2009	44,818	$448	$809,984	$(133,270)	$(16,859)	$—	$660,303

Net income	—	—	—	57,355	—	—	57,355
Unrealized translation gain	—	—	—	—	87	—	87
Change in fair value of available-for-sale investment	—	—	—	—	(126)	—	(126)
Change in fair value of derivatives	—	—	—	—	28,709	—	28,709
Gains reclassified from OCI into net income	—	—	—	—	(5,805)	—	(5,805)
Pension liability adjustment	—	—	—	—	(5,566)	—	(5,566)

Comprehensive income							74,654

Modification of LTIP awards	—	—	(6,363)	—	—	—	(6,363)
Stock-based compensation	480	5	14,028	—	—	—	14,033
Shares withheld for taxes	—	—	(2,639)	—	—	—	(2,639)

DECEMBER 31, 2010	45,298	$453	$815,010	$(75,915)	$440	$—	$739,988

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOW

(In thousands)	2010	2009	2008
CASH (USED) PROVIDED BY:
OPERATIONS
Net income (loss)	$57,355	$90,491	$(328,695)
Loss (income) from discontinued operations	3,268	717	(1,464)
Depreciation and amortization	61,016	62,989	72,723
Gain on deconsolidation and sale of 51% of European smoothie business	(32,497)	—	—
Write-off of deferred financing fees	—	—	8,670
Loss (gain) on debt extinguishment, net	246	488	(14,114)
Amortization of discount on Convertible Notes	7,623	6,753	5,289
Equity in losses (earnings) of investees	2,925	(16,885)	(10,321)
Amortization of gain on shipping fleet sale	(14,562)	(15,164)	(15,165)
Income tax benefits	(10,465)	(12,627)	(16,731)
Stock-based compensation	14,033	14,268	11,332
Goodwill impairment	—	—	375,295
Changes in current assets and liabilities:
Trade receivables	21,286	3,056	(5,929)
Other receivables	25,417	(14,416)	(35,917)
Inventories	663	(3,273)	(10,617)
Prepaid expenses and other current assets	(5,286)	17,798	(2,251)
Accounts payable and accrued liabilities	(70,422)	4,312	(31,177)
Deferred tax and other liabilities	17,455	1,136	1,111
Other	19,806	(4,548)	5,680

Operating cash flow	97,861	135,095	7,719

INVESTING
Capital expenditures	(65,542)	(68,305)	(63,002)
Acquisition of businesses	—	(1,200)	(3,171)
Net proceeds from sale of:
51% of European smoothie business, net of $1,396 cash included in the net assets on the sale date	16,882	—	—
Equity method investment	17,500	—	—
Asia joint venture	3,845	16,800	—
Atlanta AG, net of $13,743 cash included in the net assets on the sale date	—	—	88,974
Other long-term assets	1,089	7,121	7,075
Contribution to Danone JV	(5,272)	—	—
Other, net	(822)	2,473	(1,695)

Investing cash flow	(32,320)	(43,111)	28,181

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOW (continued)

(In thousands)	2010	2009	2008
FINANCING
Issuances of long-term debt	—	—	400,000
Repurchases and repayments of long-term debt	(30,429)	(47,764)	(409,282)
Fees and other issuance costs for long-term debt	—	(122)	(19,508)
Borrowings under the revolving credit facility	—	38,000	57,000
Repayments of revolving credit facility and other debt	—	(38,000)	(57,719)
Proceeds from exercise of stock options/warrants	—	4	12,412

Financing cash flow	(30,429)	(47,882)	(17,097)

Cash flow from continuing operations	35,112	44,102	18,803

DISCONTINUED OPERATIONS
Operating cash flow, net	—	—	13,645
Investing cash flow, net	—	—	(513)
Financing cash flow, net	—	—	(2,772)

Cash flow from discontinued operations	—	—	10,360

Increase in cash and equivalents	35,112	44,102	29,163
Less: Intercompany change in cash and equivalents of discontinued operations	—	—	(13,160)

Increase in cash and equivalents of continuing operations	35,112	44,102	16,003
Cash and equivalents, beginning of period	121,369	77,267	61,264

Cash and equivalents, end of period	$156,481	$121,369	$77,267

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

USE OF ESTIMATES

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”), which require management to make estimates and assumptions that affect the amounts and disclosures reported in the consolidated financial statements and accompanying notes. Significant estimates are inherent in the preparation of the accompanying consolidated financial statements. Significant estimates are made in determining allowance for doubtful accounts for grower and trade receivables, sales incentives, reviews of carrying values of long-lived assets, fair values assigned to assets and liabilities in connection with business combinations, goodwill and intangible asset valuations, pension and severance plans, income taxes, contingencies, and fair value assessments. Actual results could differ from these estimates.

CASH AND EQUIVALENTS

Cash and equivalents include cash and highly liquid investments with a maturity of three months or less at the time of purchase. At December 31, 2010, the company had €11 million ($15 million) of cash equivalents in a compensating balance arrangement relating to an uncommitted credit line for bank guarantees used primarily for import licenses and duties in European Union countries.

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

FINANCE RECEIVABLES

The company includes finance receivables in the Consolidated Balance Sheets net of allowances, with current portions included in “Other receivables, net” and long-term portions included in “Investments and other assets, net.” The largest components of finance receivables are seasonal grower advances and seller financing from prior sales of certain subsidiaries. Seasonal grower advances made to qualified growers of other produce are non-interest bearing, usually short-term in nature and are generally collected as the other produce is harvested and sold. The company generally requires property liens and pledges of the season’s produce as collateral to support the advances. If sales of the season’s produce do not result in full repayment of the advance, the company may exercise the collateral provisions or renegotiate terms, including interest, to collect the remaining balance. Terms of seller financing are typically based on the earnings power of the business that was sold.

Allowances are established when the company determines it is probable that the grower will be unable to repay the advance based on the company’s knowledge of the grower’s financial condition and the company’s historical loss experience. Allowances are measured for each individual finance receivable using quantitative and qualitative factors, considering the value of any collateral securing the seller financing or grower advance. Interest receivable on overdue or renegotiated seller financing or grower advances is placed into nonaccrual status when collectibility becomes uncertain. Collectibility is assessed at the end of each reporting period and write-offs are recorded only when collection efforts have been abandoned. Recoveries of other receivables previously reserved in the allowance are credited to income.

INVENTORIES

Inventories are valued at the lower of cost or market. Cost for banana growing crops and certain banana inventories is determined on the “last-in, first-out” (LIFO) basis. Cost for other inventory categories, including other fresh produce and value-added salads, is determined on the “first-in, first-out” (FIFO) or average cost basis. Banana and other fresh produce inventories represent costs associated with boxed bananas and other fresh produce not yet sold. Growing crop inventories primarily represent the costs associated with growing banana plants on company-owned farms or growing lettuce on third-party farms where the company bears substantially all of the growing risk. Materials and supplies primarily represent growing and packaging supplies maintained on company-owned farms. Inventory costs are comprised of the purchase cost of materials and, in addition, for bananas and other fresh produce grown on company-owned farms, production labor and overhead.

INVESTMENTS

Investments representing non-controlling interests are accounted for by the equity method when Chiquita has the ability to exercise significant influence over the investees’ operations. Investments that the company does not have the ability to significantly influence are valued at cost. Publicly traded investments that the company does not have the ability to significantly influence are accounted for as available-for-sale securities at fair value. Unrealized holding gains or losses on available-for-sale securities are excluded from operating results and are recognized in shareholders’ equity (accumulated other comprehensive income) until realized. The company assesses any declines in the fair value of individual investments to determine whether such declines are other-than-temporary and whether the investments are impaired.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost, and except for land, are depreciated on a straight-line basis over their estimated remaining useful lives. The company generally uses 30 years for cultivations, 10 to 40 years for buildings and improvements, and 3 to 15 years for machinery and equipment. Cultivations represent the costs to plant and care for banana plants until such time that the root system can support commercial quantities of fruit, as well as the costs to build levees, drainage canals and other farm infrastructure to support the banana plants. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts. The difference between the net book value of the asset and the proceeds from disposition is recognized as a gain or loss. Routine maintenance and repairs are charged to expense as incurred, while costs of betterments and renewals are capitalized. The company reviews the carrying value of its property, plant and equipment when impairment indicators are noted. No material impairment charges were recorded during 2010 or 2009. The goodwill impairment charge recorded in 2008 (see below) was an impairment indicator for the property, plant and equipment at Fresh Express; however, no impairment resulted from testing these assets. Also in 2008, the company recorded a $3 million impairment charge related to the closure of a ripening facility in the United Kingdom.

GOODWILL, TRADEMARKS AND INTANGIBLE ASSETS

Impairment reviews are highly judgmental and involve the use of significant estimates and assumptions, which determine whether there is potential impairment and the amount of any impairment charge recorded. Fair value assessments involve estimates of discounted cash flows that are dependent upon discount rates and long-term assumptions regarding future sales and margin trends, market conditions and cash flow. Actual results may differ from these estimates. Fair value measurements used in the impairment reviews of goodwill and intangible assets are Level 3 measurements, as described in Note 12. See further information about the company’s policy for fair value measurements below under “Fair Value Measurements” and in Note 12.

Goodwill. Goodwill is reviewed for impairment each fourth quarter, or more frequently if circumstances indicate the possibility of impairment. Goodwill primarily relates to the company’s salad operations, Fresh Express. The 2010 and 2009 reviews did not indicate impairment and the company had substantial margin in both periods; however, as a result of the 2008 review, the company recorded a $375 million ($374 million after-tax) goodwill impairment charge in the fourth quarter of 2008. During the second half of 2008 and particularly in the fourth quarter, Fresh Express’ performance was below prior periods and management expectations, and when combined with slower growth expectations, negative category volume trends and a decline in market values resulting from weakness in the general economy and the financial markets, led to the 2008 goodwill impairment charge. These impairment indicators coincided with the company’s annual impairment testing in the fourth quarter of 2008.

The first step of the impairment review compares the fair value of the reporting unit, Fresh Express, to the carrying value. Consistent with prior impairment reviews, the company estimated the fair value of the reporting unit using a combination of a market approach based on multiples of revenue and earnings before interest, taxes, depreciation and amortization (“EBITDA”) from recent comparable transactions and an income approach based on expected future cash flows discounted at 9.6%, 9.4% and 9.5% in 2010, 2009 and 2008, respectively. The market approach and the income approach were weighted equally based on judgment of the comparability of the recent transactions and the risks inherent in estimating future cash flows in a difficult economic environment. Management considered recent economic and industry trends in estimating Fresh Express’ expected future cash flows in the income approach. In 2010 and 2009, the first step did not indicate impairment because the estimated fair value of Fresh Express was substantially greater than its carrying value; therefore, the second step was not required; reasonably possible fluctuations in the discount rate, cash flows or market multiples did not indicate impairment. In 2008, however, the first step indicated potential impairment, so the company performed the second step of the impairment review, which calculated the implied value of goodwill by subtracting the fair value of Fresh Express’ assets and liabilities, including intangible assets, from the previously estimated fair value of Fresh Express as a whole. Impairment was measured as the difference between the implied value and the carrying value of goodwill. In the 2008 impairment review, an increase in the discount rate of 0.5% would have increased the impairment charge by approximately $20 million and a 5.0% per year decrease in the expected future cash flows would have increased the impairment charge by $15 million.

Trademarks. Trademarks are indefinite-lived intangible assets that are not amortized and are also reviewed each fourth quarter or more frequently if circumstances indicate the possibility of impairment. The review compares the estimated fair values of the trademarks to the carrying values. The 2010, 2009 and 2008 reviews did not indicate impairment because the estimated fair values were greater than the carrying values. Consistent with prior reviews, the company estimated the fair values of the trademarks using the relief-from-royalty method. The relief-from-royalty method estimates the royalty expense that could be avoided in the operating business as a result of owning the respective trademarks. The royalty savings are measured by applying a royalty rate to projected sales, tax-effected and then converted to present value with a discount rate that considers the risk associated with owning the trademarks. In the 2010 review, the company assumed a 3.0% royalty rate and an 11.1% discount rate for both Chiquita and Fresh Express trademarks. In the 2009 review, the company assumed a 3.0% royalty rate and a 13.0% discount rate for both Chiquita and Fresh Express trademarks. In the 2008 review, the company assumed a 3.0% royalty rate for Chiquita trademarks, a 1.0% royalty rate for Fresh Express trademarks and a 12.0% discount rate for both Chiquita and Fresh Express trademarks. In 2009, the company changed the royalty rate assumed for the Fresh Express trademarks to more closely align it with market data for similar royalty agreements. The fair value estimate is most sensitive to the royalty rate but reasonably possible fluctuations in the royalty rates for both the Chiquita and Fresh Express trademarks also did not indicate impairment. The fair value estimate is less sensitive to the discount rate and reasonably possible changes to the discount rate would not indicate impairment for either trademark.

Other Intangible Assets. The company’s intangible assets with definite lives consist of customer relationships and patented technology related to Fresh Express. These assets are amortized on a straight-line basis (which approximates the attrition method) over their estimated remaining lives. The weighted average remaining lives of the Fresh Express customer relationships and patented technology are 13 years and 11 years, respectively. As amortizable intangible assets, the company reviews the carrying value only when impairment indicators are present, by comparing (i) estimates of undiscounted future cash flows, before interest charges, included in the company’s operating plans versus (ii) the carrying values of the related assets. Tests are performed over asset groups at the lowest level of identifiable cash flows. No impairment indicators existed in 2010 or 2009. The goodwill impairment charge recorded in the fourth quarter of 2008 was an impairment indicator; however, no impairment resulted from testing these assets.

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

ADVERTISING AND PROMOTION EXPENSE

Advertising and promotion expense are included in “Selling, general and administrative” and was $58 million, $62 million and $63 million, which includes $3 million, $17 million and $23 million related to the European smoothie business for the years ended December 31, 2010, 2009 and 2008, respectively. Television advertising costs related to production are expensed the first time an ad airs in each market and the cost of advertising time is expensed over the advertising period. Other types of advertising and promotion are expensed over the advertising or promotion period.

SHIPPING AND HANDLING FEES AND COSTS

Shipping and handling fees billed to customers are included in net sales. Shipping and handling costs are recorded in cost of sales.

VALUE ADDED TAXES

Value added taxes (“VAT”) that are collected from customers and remitted to taxing authorities in applicable jurisdictions are excluded from sales and cost of sales. Receivables result from filing for refunds of VAT paid to various governments. As of December 31, 2010 and 2009, the company had $39 million and $60 million, respectively, of VAT receivables classified in “Other receivables,” and $6 million and $1 million, respectively, classified in “Investments and other assets, net.”

LEASES

The company’s leases of land and other operating assets are evaluated at inception or at any subsequent material modification and, depending on the lease terms, are classified as either capital leases or operating leases, as appropriate. For operating leases that contain built-in pre-determined rent escalations, rent holidays or rent concessions, rent expense is recognized on a straight-line basis over the life of the lease.

STOCK-BASED COMPENSATION

The company’s share-based awards primarily consist of restricted stock units and generally vest over four years. Prior to vesting, shares are not issued and grantees are not eligible to vote or receive dividends on the restricted stock units. The fair value of the awards is determined at the grant date and expensed over the period from the grant date to the date the employee is no longer required to provide service to earn the award, which could be immediately in the case of retirement-eligible employees.

The company has established a Long-Term Incentive Program (“LTIP”) for certain executive level employees. Awards are intended to be performance-based compensation as defined in Section 162(m) of the Internal Revenue Code. The program allows for awards to be issued at the end of each three-year performance period. One-half of each LTIP award is based on the company’s achievement of cumulative earnings per share targets (“EPS awards”), and the other half is based on the company’s achievement of total shareholder return relative to peer companies (“TSR awards”). The value of TSR awards is based on a Monte Carlo simulation at the measurement date.

In 2010, the LTIP award programs were modified to allow a portion of the awards to be paid in cash based on the value of the shares at issuance, which caused the equity-classified awards to become liability-classified awards. Both equity-classified awards and liability-classified awards recognize compensation expense over the vesting period, but the value of equity-classified awards is measured only as of the grant date, whereas the value of the liability-classified awards is measured at each reporting date with cumulative adjustments for changes in value recognized currently. For modified awards, the expense is measured as the greater of that which would be recognized under the equity classification or the liability classification. At December 31, 2010, the expense for all of the LTIP awards was measured under the equity classification, as the original equity value of the awards is higher than the current value. The value of EPS awards is based on the share price at the measurement date and an estimate of the expected number of shares to be issued.

CONTINGENT LIABILITIES

On a quarterly basis, the company reviews the status of each claim and legal proceeding and assesses the potential financial exposure. This is coordinated with information obtained from external and internal counsel. If the potential loss from any claim or legal proceeding is probable and the amount can be reasonably estimated, the company accrues a liability for the estimated loss. To the extent the amount of a probable loss is estimable only by reference to a range of equally likely outcomes, and no amount within the range appears to be a better estimate than any other amount, the company accrues the low end of the range. Management makes judgments related to accruals based on the best information available to it at the time, which may be based on estimates and assumptions, including those that depend on external factors beyond the company’s control. As additional information becomes available, the company reassesses the potential liabilities related to pending claims and litigation, and may revise estimates. Legal costs are expensed as incurred.

INCOME TAXES

The company is subject to income taxes in both the United States and numerous foreign jurisdictions. Income taxes are provided for using the asset and liability method. Deferred income taxes are recognized at currently enacted tax rates for the expected future tax consequences attributable to temporary differences between amounts reported for income tax purposes and financial reporting purposes. Deferred taxes are not provided for the undistributed earnings of subsidiaries operating outside the U.S. that have been permanently reinvested in foreign operations. The company records a valuation allowance to reduce deferred tax assets to the amount “more likely than not” to be realized. The determination as to whether a deferred tax asset will be realized is made on a tax filer and jurisdictional basis and is based on the evaluation of positive and negative evidence. This evidence includes historical taxable income, projected future taxable income, the expected timing of the reversal of existing temporary differences and the implementation of tax planning strategies. The expected timing of the reversals of existing temporary differences is based on current tax law and the company’s tax methods of accounting.

In the ordinary course of business, there are many transactions and calculations where the ultimate income tax determination is uncertain. The evaluation of a tax position is a two-step process. The first step is to evaluate the uncertain tax position for recognition by determining if the weight of available evidence indicates that it is “more-likely-than-not” that a tax position, including resolution of any related appeals or litigation, will be sustained upon examination based on its technical merits. If the recognition criterion is met, the second step is to measure the income tax benefit to be realized. Tax positions or portions of tax positions that do not meet these criteria are de-recognized by recording reserves. The company establishes reserves for income tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes, penalties and interest could be due. Provisions for and changes to these reserves, as well as the related net interest and penalties, are included in “Income tax benefit” in the Consolidated Statements of Income. Significant judgment is required in evaluating tax positions and determining the company’s provision for income taxes. The company regularly reviews its tax positions, and the reserves are adjusted in light of changing facts and circumstances, such as the resolution of outstanding tax audits or contingencies in various jurisdictions and the expiration of statutes of limitations.

EARNINGS PER SHARE

Basic earnings per share is calculated on the basis of the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated on the basis of the sum of the weighted average number of common shares outstanding during the year and the dilutive effect of the assumed conversion to common stock of the 4.25% convertible senior notes and the exercise or vesting of options and other stock awards using the treasury stock method. The assumed conversion to common stock of securities that would, on an individual basis, have an anti-dilutive effect on diluted earnings per share is not included in the diluted earnings per share computation.

CURRENCY TRANSLATION ADJUSTMENT

Chiquita primarily uses the U.S. dollar as its functional currency; however, prior to the sales of Atlanta AG in 2008 and the company’s operations in the Ivory Coast in 2009 (see Note 3), the euro was the functional currency for these operations. Certain smaller subsidiaries also have functional currencies other than the U.S. dollar.

HEDGING

The company is exposed to currency exchange risk, most significantly from the value of the euro and its effect on the amount of net euro cash flow from the conversion of euro-denominated sales into U.S. dollars. The company is also exposed to price risk on purchases of bunker fuel used in its ocean shipping operations. The company may reduce these risks by purchasing derivatives, such as options and forward contracts. When purchasing derivatives, the company identifies a “forecasted hedged transaction,” which is a specific future transaction (e.g., the purchase of fuel or exchange of currency in a specific future period), and designates the risk associated with the forecasted hedged transaction that the derivative will mitigate. The fair value of all derivatives is recognized in the Consolidated Balance Sheets. Gains and losses from changes in fair value of derivatives are recognized in net income in the current period if a derivative does not qualify for, or is not designated for, hedge accounting.

Most of the company’s derivatives qualify for hedge accounting as cash flow hedges. The company formally documents all relationships between derivatives and the forecasted hedged transactions, including the company’s risk management objective and strategy for undertaking various hedge transactions. To the extent that a derivative is effective in offsetting the designated risk exposure of the forecasted hedged transaction, gains and losses are deferred in accumulated other comprehensive income (“AOCI”) in the Consolidated Balance Sheets until the respective forecasted hedged transaction occurs, at which point any gain or loss is recognized in net income. Gains or losses on effective hedges that have been terminated prior to maturity are also deferred in AOCI until the forecasted hedged transactions occur. For the ineffective portion of the hedge, gains or losses are reflected in net income in the current period. Ineffectiveness is caused by an imperfect correlation of the change in fair value of the derivative and the risk that is hedged.

The earnings effect of the derivatives is recorded in “Net sales” for currency hedges, and in “Cost of sales” for fuel hedges. The company does not hold or issue derivative financial instruments for speculative purposes. See Note 11 for additional description of the company’s hedging activities.

FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the company adopted new accounting standards for fair value measurements of financial assets and financial liabilities. Effective January 1, 2009, the company adopted these standards for nonfinancial assets and nonfinancial liabilities. Fair value measurements of nonfinancial assets and nonfinancial liabilities are primarily used in goodwill and other intangible asset impairment reviews and in the valuation of assets held for sale. Fair value standards provide a framework for measuring fair value, which prioritizes the use of observable inputs in measuring fair value. Fair value is the price to hypothetically sell an asset or transfer a liability in an orderly manner in the principal market for that asset or liability. The standards address valuation techniques used to measure fair value including the market approach, the income approach and the cost approach. The market approach uses prices or relevant information generated by market transactions involving identical or comparable assets or liabilities. The income approach involves converting future cash flows to a single present value, with the fair value measurement based on current market expectations about those future cash flows. The cost approach is based on the amount that currently would be required to replace the service capacity of the asset.

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

NEW ACCOUNTING STANDARDS

New accounting standards that could significantly affect the company’s Consolidated Financial Statements are summarized as follows:

Issue Date	Description	Effective Date for Chiquita	Effect on Chiquita’s Consolidated Financial Statements
December 2010	Clarifies and expands disclosure requirements for supplemental pro forma information of business combinations.	Prospectively, for acquisitions occurring after December 31, 2010.	Will expand disclosure if an acquisition occurs.
July 2010	Expanded disclosures about financing receivables.	Prospectively, beginning December 31, 2010.	See Notes 1 and 4.
January 2010	Clarified accounting requirements for the deconsolidation of a subsidiary or a group of assets and expanded the related disclosure. Deconsolidation occurs when the parent ceases to have a controlling interest and any resulting gain or loss is calculated as the fair value of the consideration received plus the fair value of any retained interest less the carrying value.	Retrospectively, beginning January 1, 2010.	See Note 3 concerning sale of 51% and deconsolidation of the European smoothie business, and associated gain.
January 2010	Expanded disclosures for fair value measurements.	Prospectively, beginning January 1, 2010.	See Notes 11 and 12.
January 2010	Expands disclosures for Level 3 fair value measurements to include purchases, sales, issuances and settlements.	Prospectively, beginning January 1, 2011.	Will expand disclosure.
June 2009	Amended the evaluation criteria to identify the primary beneficiary of a variable interest entity and required ongoing reassessments of whether the company is the primary beneficiary.	Prospectively, beginning January 1, 2010.	See Note 3.

Note 2 — Earnings Per Share

Basic and diluted earnings per common share (“EPS”) are calculated as follows:

(In thousands, except per share amounts)	2010	2009	2008
Income (loss) from continuing operations	$60,623	$91,208	$(330,159)
(Loss) income from discontinued operations	(3,268)	(717)	1,464

Net income (loss)	$57,355	$90,491	$(328,695)

Weighted average common shares outstanding (used to calculate basic EPS)	45,003	44,607	43,745
Stock options and other stock awards	847	641	—

Weighted average common shares outstanding (used to calculate diluted EPS)	45,850	45,248	43,745

Earnings (loss) per common share – basic:
Continuing operations	$1.34	$2.05	$(7.54)
Discontinued operations	(0.07)	(0.02)	0.03

	$1.27	$2.03	$(7.51)

Earnings (loss) per common share – diluted:
Continuing operations	$1.32	$2.02	$(7.54)
Discontinued operations	(0.07)	(0.02)	0.03

	$1.25	$2.00	$(7.51)

The assumed conversions to common stock of the company’s warrants, stock options, other stock awards and 4.25% Convertible Senior Notes due 2016 (“Convertible Notes”) are excluded from the diluted EPS computations for periods in which these items, on an individual basis, have an anti-dilutive effect on diluted EPS. In 2010, 2009 and 2008, the effect of the conversion of the Convertible Notes would have been anti-dilutive because the average trading price of the common stock was below the initial conversion price of $22.45 per share. For 2008, the shares used to calculate diluted EPS would have been 44.8 million if the company had generated net income during the year.

Note 3 — Deconsolidation, Divestitures and Discontinued Operations

DANONE CHIQUITA FRUITS JOINT VENTURE

In May 2010, the company sold 51% of its European smoothie business to Danone S.A., for €15 million ($18 million) and deconsolidated it. The deconsolidation and sale resulted in the creation of Danone Chiquita Fruits SAS (“Danone JV”), which is a joint venture intended to develop, manufacture, and sell packaged fruit juices and fruit smoothies in Europe and is financed by Chiquita and Danone in amounts proportional to their ownership interests. The gain on the deconsolidation and sale of the European smoothie business was $32 million, which includes a gain of $15 million related to the remeasurement of the retained investment to its fair value of $16 million on the closing date. No income tax expense resulted from the gain on the sale of 51% of the European smoothie business because sufficient foreign NOLs were in place and, when those foreign NOLs were used, the related valuation allowance was also released. The fair value of the investment was a Level 3 measurement (see Note 12) based upon the consideration paid by Danone for 51% of the Danone JV, including a control discount. The company’s 49% investment in the joint venture is accounted for as an equity method investment and is included in the Salads and Healthy Snacks segment. Future company contributions to the Danone JV are limited to an aggregate €22 million ($27 million) through 2013 without unanimous consent of the owners. The company contributed a total of €4 million ($5 million) during 2010, and the company’s carrying value of the Danone JV was $18 million as of December 31, 2010.

The Danone JV is a variable interest entity; however, the company is not the primary beneficiary, and does not consolidate it. The Danone JV will obtain sales, local marketing, and product supply chain management services from the company’s subsidiaries; however, the power to direct the JV’s most significant activities is controlled by Danone S.A.

SALE OF INVESTMENT IN COAST CITRUS DISTRIBUTORS

In April 2010, the company sold its 49% investment in Coast Citrus Distributors, Inc. for $18 million in cash, which approximated its carrying value. Prior to the sale, the company accounted for this investment using the equity method.

SALE OF INTEREST IN ASIA JOINT VENTURE

The company previously operated in Asia primarily through the Chiquita-Unifrutti joint venture (“Asia JV”), which was engaged in the distribution of fresh bananas and pineapples from the Philippines to Japan, Korea and the Middle East and was accounted for using the equity method. In August 2009, the company sold its 50% interest in the Asia JV to its former joint venture partner. In connection with the sale, the company entered into new long-term agreements with the former joint venture partner for (a) shipping and supply of bananas sold in the Middle East and (b) licensing the Chiquita brand for sales of whole fresh bananas and pineapples in Japan and Korea.

The sale proceeds included $4 million of cash, a $58 million note that is receivable in installments over 10 years, and certain contingent consideration, of which $1 million was received in 2010. Additional contingent consideration that would result in further gain will be recorded if and when realized. At December 31, 2010 and 2009, the current portion of the note receivable included in “Other receivables, net” was $3 million and $3 million, respectively, and the long-term portion included in “Investments and other assets, net” was $34 million and $37 million, respectively, on the Consolidated Balance Sheets.

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

SALE OF ATLANTA AG – DISCONTINUED OPERATIONS

In August 2008, the company sold 100% of the outstanding stock of its subsidiary, Atlanta AG (“Atlanta”), and certain related real property assets to UNIVEG Fruit & Vegetable for aggregate consideration of (i) €65 million in cash ($97 million), including working capital and net debt adjustments, and (ii) contingent consideration to be determined based on future performance criteria. Of the total consideration, approximately €6 million ($7 million) was collected in February 2010 related to consideration from the sale which had been held in escrow to secure any potential obligations of the company under the sale agreement. In 2008, the company recognized a net gain on the sale of Atlanta of less than $1 million, which is included in “(Loss) income from discontinued operations, net of tax” in the Consolidated Statements of Income and a $2 million income tax benefit to continuing operations from the reversal of certain valuation allowances. The net cash proceeds from the transaction were used primarily to reduce debt as described in Note 10. In 2010 and 2009, the company recorded $3 million and $1 million of expense, respectively, based on new information about potential indemnity obligations of the company under the sale agreement; these amounts are included in “(Loss) income from discontinued operations, net of tax” in the Consolidated Income Statements.

Concurrent with the sale, the parties entered into a long-term agreement under which Atlanta continues to serve as the company’s preferred supplier of banana ripening and distribution services in Germany, Austria and Denmark. In connection with this agreement and as part of the calculation of the net loss on the sale, the company recognized a $9 million deferred credit, which is being amortized to “Cost of sales” in the Consolidated Statements of Income over the initial 5-year term of the ripening and distribution services agreement, of which $2 million, $2 million and less than $1 million of this credit were recognized in the years ended December 31, 2010, 2009 and 2008, respectively. Through the date of the sale, sales of Chiquita bananas and other produce into these markets through the Atlanta distribution system totaled $93 million in 2008. The continuing cash flows are not considered to be significant in relation to the overall activities of Atlanta and, therefore, Atlanta is presented as discontinued operations in the Consolidated Financial Statements.

Cash flows from discontinued operations include an increase in intercompany balances due to continuing operations of $2 million in 2008. Prior to the sale, approximately three-fourths of the assets of discontinued operations were included in the Other Produce segment, with the remainder included in the Banana segment.

Summarized operating results of discontinued operations are as follows (operating results are reported through the date of the sale of Atlanta):

(In thousands)	2008
Net sales	$914,747
Operating income	1,416
Income from discontinued operations before income taxes	2,664
Income tax expense	(1,200)

Income from discontinued operations	$1,464

Net sales from discontinued operations by segment:
Bananas	$162,099
Other Produce	752,648
Operating income (loss) from discontinued operations by segment:
Bananas	$550
Other Produce	1,995
Corporate	(1,129)

Note 4 – Finance Receivables

Finance receivables were as follows:

	December 31,
	2010			2009
(In thousands)	Gross Receivable	Allowance	Net Receivable	Gross Receivable	Allowance	Net Receivable
Grower advances	$80,432	$(4,552)	$75,880	$83,825	$(2,402)	$81,423
Seller financing	39,821	—	39,821	44,751	—	44,751

Seasonal advances may be made to certain qualified growers of other produce, which are generally collected as the other produce is harvested and sold. The company generally requires property liens and pledges of the season’s produce as collateral to support these advances. If sales of the season’s produce do not result in full repayment of the advance, the company may exercise the collateral provisions or renegotiate the terms, including interest, to collect the remaining balance. The company carries payables to growers related to revenue collected from the sale of the other produce that is subsequently remitted to the grower, less outstanding grower advances and a margin retained by the company based upon the terms of the contract. Grower payables of $21 million and $15 million at December 31, 2010 and 2009, respectively, are included in “Other liabilities” in the Consolidated Balance Sheets.

Of the total seasonal advances, $50 million (including $20 million classified as long-term) and $49 million (including $12 million classified as long-term) relates to a Chilean grower as of December 31, 2010 and 2009, respectively. This Chilean grower grows grapes and other produce. Advances to this grower in past growing seasons were not fully repaid and the arrangement was restructured in 2009 to provide for full collection over the next several growing seasons, while continuing to provide seasonal advances during these periods. In 2010, the grower did not fully comply with the established repayment schedule despite formal personal guarantees by the grower’s owners. Negotiations for various repayment options are ongoing and additional collateralization was obtained, but the outstanding balance remains payable on demand. Based on the status of the negotiations, the company has not recorded an allowance for advances provided to the Chilean grower because the company determined that a loss was not probable. The company will use all available means to collect the full outstanding balance owed by the grower.

The remaining grower advances represent advances to smaller growers. Allowances were recorded only for advances where loss was considered probable based on the facts and circumstances surrounding each advance.

As described in Note 3, the company provided seller financing in the 2009 sale of the former Asia JV in the form of a note receivable in equal installments through 2019. The company also provided seller financing in the 2004 sale of its former Colombian subsidiary in the form of a note receivable in equal installments through 2012. Payments are current on both seller financing notes receivable.

Note 5 — Inventories

Inventories consist of the following:

	December 31,
(In thousands)	2010	2009
Bananas	$44,873	$53,846
Salads	7,667	6,760
Other fresh produce	4,381	1,733
Processed food products	10,629	13,148
Growing crops	74,392	77,032
Materials, supplies and other	70,307	60,374

	$212,249	$212,893

The carrying value of inventories valued by the LIFO method was approximately $85 million and $93 million at December 31, 2010 and 2009, respectively. At current costs, these inventories would have been approximately $55 million and $42 million higher than the LIFO values at December 31, 2010 and 2009, respectively. The company had $9 million of LIFO liquidations in 2010.

Note 6 — Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,
(In thousands)	2010	2009[1]
Land	$40,117	$39,813
Buildings and improvements	153,503	138,140
Machinery, equipment and other	348,987	319,864
Containers	12,398	14,886
Cultivations	51,329	44,577

	606,334	557,280
Accumulated depreciation	(312,341)	(269,031)

	293,993	288,249
Construction in progress	55,657	47,279

	$349,650	$335,528

[1]	Reclassifications were made for comparative purposes.

Note 7 — Equity Method Investments

The company’s share of the (loss) income from equity method investments was $(3) million, $17 million and $10 million in 2010, 2009 and 2008, respectively, and its investment in these affiliates totaled $19 million and $18 million at December 31, 2010 and 2009, respectively. The company did not have undistributed earnings from its equity method investments at December 31, 2010. The company’s share of undistributed earnings from its equity method investments totaled $14 million at December 31, 2009. The company’s carrying value of equity method investments was approximately $1 million less than the company’s proportionate share of the investees’ underlying net assets at both December 31, 2010 and 2009. The amount associated with the property, plant and equipment of the underlying investees was not significant.

Summarized financial information for the company’s equity method investments is as follows:

	Years ended December 31,
(In thousands)	2010	2009	2008
Revenue	$128,166	$567,739	$719,040
Gross profit	23,617	88,562	71,228
Net (loss) income	(8,114)	33,823	20,939

	December 31,
(In thousands)	2010	2009
Current assets	$7,888	$47,456
Total assets	55,828	72,047
Current liabilities	9,316	23,642
Total liabilities	11,207	33,205

The company’s primary equity method investments were: the Asia JV, which was sold in August 2009; Coast Citrus Distributors, which was sold in April 2010; and the Danone JV, which was formed in May 2010. See further discussion in Note 3.

Sales by Chiquita to equity method investees were approximately $13 million, $35 million and $30 million in the years ended December 31, 2010, 2009 and 2008, respectively. Purchases by the company from equity method investees were $10 million and $14 million in the years ended December 31, 2009 and 2008, respectively. No purchases were made by the company from equity method investees in the year ended December 31, 2010.

Note 8 — Goodwill, Trademarks and Intangible Assets

GOODWILL

The company’s goodwill is primarily related to the company’s salad operations, Fresh Express, and is included in the company’s Salads and Healthy Snacks reportable segment (see Note 18). Goodwill is as follows:

(In thousands)	Gross Goodwill	Accumulated Impairment Losses[1]	Net Carrying Value of Goodwill
December 31, 2008	$550,679	$(375,295)	$175,384
Resolution of contingent purchase price	1,200	—	1,200

December 31, 2009	$551,879	$(375,295)	$176,584

December 31, 2010	$551,879	$(375,295)	$176,584

[1]	The 2008 impairment charge is described in Note 1.

TRADEMARKS AND OTHER INTANGIBLE ASSETS

The company’s trademarks for Chiquita and Fresh Express are not amortizable (indefinite-lived). Other intangible assets, such as customer relationships and patented technology related to Fresh Express, are amortizable (finite-lived). Trademarks and other intangible assets, net, consist of the following:

	December 31,
(In thousands)	2010	2009
Unamortized intangible assets:
Chiquita trademarks	$387,585	$387,585
Fresh Express trademarks	61,500	61,500

	$449,085	$449,085

Amortized intangible assets:
Customer relationships	$110,000	$110,000
Patented technology	59,500	59,500

	169,500	169,500

Accumulated amortization:
Customer relationships	(32,222)	(26,064)
Patented technology	(22,295)	(18,609)

	(54,517)	(44,673)

Other intangible assets, net	$114,983	$124,827

Amortization expense of other intangible assets totaled $10 million in each of 2010, 2009 and 2008. The estimated amortization expense associated with other intangible assets is approximately $9 million in each of the next five years. See Note 1 for discussion of impairment reviews.

Note 9 — Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

	December 31,
(In thousands)	2010	2009
Accounts payable:
Trade	$231,616	$241,844
Book overdrafts[1]	1,026	22,048
Other	31,650	31,680

	$264,292	$295,572

Accrued liabilities:
Payroll and employee benefit costs	$48,438	$72,781
Accrued sales incentives	15,557	16,666
Income taxes	11,650	15,816
Other	51,821	53,483

	$127,466	$158,746

[1]	Represents outstanding checks in excess of deposits when the right of offset with other accounts does not exist.

Note 10 — Debt

Debt consists of the following:

	December 31,
(In thousands)	2010	2009
Parent company:
7 1/2% Senior Notes due 2014	$156,438	$167,083
8 7/8% Senior Notes due 2015	177,015	179,185
4.25% Convertible Senior Notes due 2016	134,761	127,138

Long-term debt of parent company	468,214	473,406
Subsidiaries:
Loans secured by substantially all U.S. assets, due in installments from 2009 to 2014:
Credit Facility Term Loan	165,000	182,500
Other loans	928	163
Less current maturities	(20,169)	(17,607)

Long-term debt of subsidiaries	145,759	165,056

Total long-term debt	$613,973	$638,462

Debt maturities are as follows:

(In thousands)
2011	$20,169
2012	20,173
2013	20,184
2014	261,632
2015	177,217
Later years	200,000

In 2010, the company repurchased $13 million principal amount of its Senior Notes in the open market at a small discount, consisting of $11 million of the 7 1/2% Senior Notes and $2 million of the 8 7/8% Senior Notes. In 2009, the company repurchased $38 million principal amount of its Senior Notes in the open market at a small discount, consisting of $28 million of the 7 1/2% Senior Notes and $9 million of the 8 7/8% Senior Notes. The 2010 and 2009 repurchases resulted in an extinguishment loss of less than $1 million from deferred financing fee write-offs and transaction costs. In 2008, the company repurchased $55 million principal amount of 7 1/2% Senior Notes and $36 million principal amount of 8 7/8% Senior Notes at a discount in the open market with $75 million of the net proceeds from the sale of Atlanta (see Note 3). The 2008 Senior Note repurchases resulted in an extinguishment gain of approximately $14 million, after deferred financing fee write-offs and transaction costs.

Total cash payments for interest were $46 million, $51 million and $78 million in 2010, 2009 and 2008, respectively.

SENIOR NOTES

The 7 1/2% Senior Notes due 2014 are callable on or after November 1, 2010, in whole or from time to time in part, at 102.5% of face value declining to face value in 2012. The 8 7/8% Senior Notes due 2015 are callable on or after June 1, 2010, in whole or from time to time in part, at 104.438% of face value declining to face value in 2013.

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

4.25% CONVERTIBLE SENIOR NOTES

In February 2008, the company issued $200 million of Convertible Notes. The Convertible Notes provided approximately $194 million in net proceeds, which were used to repay a portion of the prior CBL Facility (discussed below). Interest on the Convertible Notes is payable semiannually in arrears at a rate of 4.25% per annum, beginning August 15, 2008. The Convertible Notes are unsecured, unsubordinated obligations of the parent company and rank equally with the 7 1/2% Senior Notes and the 8 7/8% Senior Notes.

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

The company’s Convertible Notes are required to be accounted for in two components: (i) a debt component included in “Long-term debt of parent company” recorded at the issuance date representing the estimated fair value of a similar debt instrument without the debt-for-equity conversion feature; and (ii) an equity component included in “Capital surplus” representing the issuance date estimated fair value of the conversion feature. This separation results in the debt being carried at a discount, which is accreted to the principal amount of the debt component using the effective interest rate method over the expected life of the Convertible Notes (through the maturity date).

To estimate the fair value of the debt component, the company discounted the principal balance to result in an effective interest rate of 12.50% for each of the years ended December 31, 2010, 2009 and 2008. The fair value of the equity component was estimated as the difference between the full principal amount and the estimated fair value of the debt component, net of an allocation of issuance costs and income tax effects. These were Level 3 fair value measurements (described in Note 12) and will be reconsidered in the event that any of the Convertible Notes are converted.

The carrying amounts of the debt and equity components of the Convertible Notes, are as follows:

	December 31,
(In thousands)	2010	2009
Principal amount of debt component[1]	$200,000	$200,000
Unamortized discount	(65,239)	(72,862)

Net carrying amount of debt component	$134,761	$127,138

Equity component	$84,904	$84,904
Issuance costs and income taxes	(3,210)	(3,210)

Equity component, net of issuance costs and income taxes	$81,694	$81,694

[1]	As of December 31, 2010, the value of the shares that could result from conversion of the Convertible Notes is less than their principal amount.

The interest expense related to the Convertible Notes was as follows:

	December 31,
(In thousands)	2010	2009	2008
4.25% coupon interest	$8,500	$8,500	$7,508
Amortization of deferred financing fees	469	505	431
Amortization of discount on the debt component	7,623	6,753	5,289

	$16,592	$15,758	$13,228

CREDIT FACILITY

In March 2008, Chiquita Brands L.L.C. (“CBL”), the main operating subsidiary of the company, entered into a $350 million senior secured credit facility (“Credit Facility”) that replaced the remaining portions of the prior CBL Facility (discussed below). The Credit Facility matures on March 31, 2014 and consists of a $200 million senior secured term loan (the “Term Loan”) and a $150 million senior secured revolving credit facility (the “Revolver”). The Revolver may be increased to $200 million under certain conditions.

The Term Loan bears interest at an annual rate at the company’s option of either: (i) the “Base Rate” plus 2.75% to 3.50%; or (ii) LIBOR plus 3.75% to 4.50%. The interest rate spread in each case is based on the CBII’s adjusted leverage ratio. The “Base Rate” is the higher of the lender’s prime rate and the Federal Funds Effective Rate plus 0.50%. Through September 2008, the terms of the Credit Facility set the annual interest rate for the Term Loan at LIBOR plus 4.25%. Based upon the CBII adjusted leverage ratio, it reset to LIBOR plus 3.75% on October 1, 2008. At December 31, 2010, 2009 and 2008, the annual interest rate was LIBOR plus 3.75%, or 4.06%, 4.00% and 5.95%, respectively. The Term Loan requires quarterly principal repayments of $2.5 million through March 31, 2010 and $5 million thereafter for the life of the loan, with any remaining balance to be paid upon maturity at March 31, 2014. Borrowings under the Term Loan were used to extinguish the prior credit facility, including the $47 million balance of the prior revolving credit facility.

The Revolver bears interest at an annual rate at the company’s option of either: (i) the “Base Rate” plus 2.00% to 2.75%; or (ii) LIBOR plus 3.00% to 3.75%. The interest rate spread in each case is based on the CBII adjusted leverage ratio. Based on the CBII adjusted leverage ratio, the borrowing rate under the Revolver would be either the Base Rate plus 2.00% or LIBOR plus 3.00%. The company is required to pay a fee of 0.50% per annum on the daily unused portion of the Revolver. The Revolver contains a $100 million sub-limit for letters of credit, subject to a $50 million sub-limit for non-U.S. currency letters of credit. There were no borrowings under the Revolver at December 31, 2010, 2009 or 2008. At December 31, 2010, there was $127 million of available Revolver credit after $23 million was used to support issued letters of credit.

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

The Credit Facility contains two financial maintenance covenants, an operating company leverage covenant of 3.50x and a fixed charge covenant of 1.15x, for the life of the facility, and no holding company or consolidated leverage covenant. At December 31, 2010, the company was in compliance with the financial covenants of the Credit Facility. Repurchases of the Senior Notes in 2010, 2009 and 2008 did not affect the financial maintenance covenants of the Credit Facility because they were repurchased by CBL as permitted investments under the terms of the Credit Facility and therefore, do not affect the financial maintenance covenants. Although these repurchased Senior Notes were not retired, the company does not intend to resell or re-issue any of them.

The Credit Facility also places customary limitations on the ability of CBL and its subsidiaries to incur additional debt, create liens, dispose of assets, carry out mergers and acquisitions and make investments and capital expenditures, as well as limitations on CBL’s ability to make loans, distributions or other transfers to CBII. However, payments to CBII are permitted: (i) whether or not any event of default exists or is continuing under the Credit Facility, for all routine operating expenses in connection with the company’s normal operations and to fund certain liabilities of CBII (including interest payments on the Senior Notes and Convertible Notes) and (ii) subject to no continuing event of default and compliance with the financial covenants, for other financial needs, including (A) payment of dividends and distributions to the company’s shareholders and (B) repurchases of the company’s common stock. At December 31, 2010, distributions to CBII, other than for normal overhead expenses and interest on the company’s Senior Notes and Convertible Notes, were limited to approximately $90 million. The Credit Facility also requires that the net proceeds of significant asset sales (other than those related to Atlanta) be used within 180 days to prepay outstanding amounts, unless those proceeds are reinvested in the company’s business.

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

Note 11 — Hedging

Derivative instruments are recognized at fair value on the Consolidated Balance Sheets. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of gains or losses on the derivatives are reported as a component of “Accumulated other comprehensive income (loss)” and are reclassified into net income in the same period during which the hedged transaction affects net income. Gains and losses on derivatives representing hedge ineffectiveness are recognized in net income currently. See further information regarding fair value measurements of derivatives in Note 12.

The company purchases euro put option contracts to hedge the cash flow and earnings risks that any significant decline in the value of the euro would have on the conversion of euro-based revenue into U.S. dollars. Purchased euro put options require an upfront premium payment and can reduce these risks in the event of significant future declines in the value of the euro, without limiting the benefit received from a stronger euro. Foreign currency hedging costs charged to the Consolidated Statements of Income reduce any favorable impact of the exchange rate on U.S. dollar realizations of euro-denominated sales. These purchased euro put options are designated as cash flow hedging instruments. Foreign currency hedging benefits included in the Consolidated Statements of Income were $2 million in 2010. Foreign currency hedging costs charged to the Consolidated Statements of Income were $1 million and $9 million in 2009 and 2008, respectively. At December 31, 2010, unrealized net losses of $1 million on the company’s purchased euro put options were deferred in “Accumulated other comprehensive income (loss),” which would be reclassified to net income, if realized, in the next twelve months.

Most of the company’s foreign operations use the U.S. dollar as their functional currency. As a result, balance sheet translation adjustments due to currency fluctuations are recognized currently in “Cost of sales” in the Consolidated Statements of Income. To minimize the resulting volatility, the company also enters into 30-day euro forward contracts each month to economically hedge the net monetary assets exposed to euro exchange rates. These 30-day euro forward contracts are not designated as hedging instruments, and gains and losses on these forward contracts are recognized currently in “Cost of sales” in the Consolidated Statements of Income. For the year ended December 31, 2010, the company recognized $8 million of gains on 30-day euro forward contracts, and $11 million of expense from fluctuations in the value of the net monetary assets exposed to euro exchange rates.

The company also enters into bunker fuel forward contracts for its shipping operations, which permit it to lock in fuel purchase prices for up to three years and thereby minimize the volatility that changes in fuel prices could have on its operating results. These bunker fuel forward contracts are designated as cash flow hedging instruments. Bunker fuel hedging costs charged to the Consolidated Statements of Income were $8 million in 2010. Bunker fuel hedging benefits included in the Consolidated Statements of Income were $3 million and $21 million in 2009 and 2008, respectively. At December 31, 2010, unrealized net gains of $25 million on the company’s bunker fuel forward contracts were deferred in “Accumulated other comprehensive income (loss),” including net gains of $14 million which would be reclassified to net income, if realized, in the next twelve months.

At December 31, 2010, the company’s hedge portfolio was comprised of the following:

	Notional Amount	Average Rate/Price		Settlement Period
Derivatives designated as hedging instruments:
Purchased euro put options	€53 million	$1.27/		€2011
Fuel derivatives:
3.5% Rotterdam Barge:
Bunker fuel forward contracts	185,233 mt	$434/mt		2011
Bunker fuel forward contracts	110,224 mt	$455/mt		2012
Bunker fuel forward contracts	89,226 mt	$483/mt		2013
Singapore/New York Harbor:
Bunker fuel forward contracts	48,719 mt	$460/mt		2011
Bunker fuel forward contracts	19,456 mt	$485/mt		2012
Bunker fuel forward contracts	15,753 mt	$518/mt		2013
Derivatives not designated as hedging instruments:
30-day euro forward contracts	€98 million	$1.32/	€	Jan. 2011

Activity related to the company’s derivative assets and liabilities designated as hedging instruments is as follows:

(In thousands)	Purchased Euro Put Options	Sold Euro Call Options	Bunker Fuel Forward Contracts
Balance at December 31, 2008	$47,239	$—	$(79,002)
Realized losses included in net income	1,093	—	1,161
Purchases[1]	—	—	—
Changes in fair value	(41,805)	—	84,098

Balance at December 31, 2009	$6,527	$—	$6,257

Realized (gains) losses included in net income	(3,218)	1,653	7,903
Purchases (sales)[1]	4,473	(501)	—
Changes in fair value	(7,489)	(1,152)	13,154

Balance at December 31, 2010	$293	$—	$27,314

[1]

Purchases (sales) represent the cash premiums paid upon the purchase of euro put options or received upon the sale of euro call options. Bunker fuel forward contracts require no up-front cash payment and have an initial fair value of zero; instead any gain or loss on the forward contracts (swaps) is settled in cash upon the maturity of the forward contracts.

The following table summarizes the fair values of the company’s derivative instruments on a gross basis and the location of these instruments on the Consolidated Balance Sheet. To the extent derivatives in an asset position and derivatives in a liability position are with the same counterparty, they are netted in the Consolidated Balance Sheets because the company enters into master netting arrangements with each of its hedging partners.

	Balance Sheet Location	Derivatives in an Asset Position		Derivatives in a Liability Position
		December 31,		December 31,
(In thousands)		2010	2009	2010	2009
Derivatives designated as hedging instruments:
Purchased euro put options	Other current assets	$215	$6,527	$—	$—
Purchased euro put options	Accrued liabilities	78	—	—	—
Bunker fuel forward contracts	Other current assets	15,861	1,685	—	—
Bunker fuel forward contracts	Accrued liabilities	—	—	—	(5,515)
Bunker fuel forward contracts	Investments and other assets, net	11,453	10,087	—	—

		$27,607	$18,299	$—	$(5,515)
Derivatives not designated as hedging instruments:
30-day euro forward contracts	Other current assets	$—	$—	$(1,267)	$—
30-day euro forward contracts	Accrued liabilities	—	—	(574)	—

		$—	$—	$(1,841)	$—

Total derivatives		$27,607	$18,299	$(1,841)	$(5,515)

The following table summarizes the effect of the company’s derivatives designated as cash flow hedging instruments on OCI and earnings:

	Year Ended December 31, 2010				Year Ended December 31, 2009
(In thousands)	Purchased Euro Put Options	Sold Euro Call Options	Bunker Fuel Forward Contracts	Total	Purchased Euro Put Options	Bunker Fuel Forward Contracts	Total
Gain (loss) recognized in OCI on derivative (effective portion)	$17,897	$(2,154)	$12,966	$28,709	$(19,887)	$79,718	$59,831
Gain (loss) reclassified from accumulated into income (effective portion)[1]	15,861	(2,154)	(7,903)	5,804	9,582	(1,161)	8,421
Gain (loss) recognized in income on derivative (ineffective portion)[2]	—	—	188	188	—	4,380	4,380

[1]

Gain (loss) reclassified from accumulated OCI into income (effective portion) is included in “Net sales” for purchased euro put options and sold euro call options and “Cost of sales” for bunker fuel forward contracts.

[2]

Gain (loss) recognized in income on derivative (ineffective portion), if any, is included in “Net sales” for purchased euro put options and sold euro call options and “Cost of sales” for bunker fuel forward contracts.

The amount included in net income (loss) for the change in fair value of the bunker fuel forward contracts relating to hedge ineffectiveness was a gain of less than $1 million, $4 million and $1 million in 2010, 2009 and 2008, respectively.

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

Level 3 – unobservable inputs.

The company carried the following financial assets (liabilities) at fair value:

		Fair Value Measurements Using
(In thousands)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
December 31, 2010
Purchased euro put options	$293	$—	$293	$—
Bunker fuel forward contracts	27,314	—	27,314	—
30-day euro forward contracts	(1,841)	—	(1,841)	—
Available-for-sale investment	2,908	2,908	—	—

	$28,674	$2,908	$25,766	$—

December 31, 2009
Purchased euro put options	$6,527	$—	$6,527	$—
Bunker fuel forward contracts	6,257	—	6,257	—
Available-for-sale investment	3,034	3,034	—	—

	$15,818	$3,034	$12,784	$—

The company values fuel hedging positions by applying an observable discount rate to the current forward prices of identical hedge positions. The company values currency hedging positions by utilizing observable or market-corroborated inputs such as exchange rates, volatility and forward yield curves. The company trades only with counterparties that meet certain liquidity and creditworthiness standards, and does not anticipate non-performance by any of these counterparties. The company does not require collateral from its counterparties, nor is it obligated to provide collateral when contracts are in a liability position. However, consideration of non-performance risk is required when valuing derivative instruments, and the company includes an adjustment for non-performance risk in the fair value measure of derivative instruments to reflect the full credit default spread (“CDS”) applied to the net exposure by counterparty. When there is a net asset position, the company uses the counterparty’s CDS, which is generally an observable input; when there is a net liability position, the company uses its own estimated CDS, which is an unobservable input. CDS is generally not a significant input in measuring fair value. At December 31, 2010 and 2009, the company’s adjustment for non-performance risk was not significant for the purchased euro put options, 30-day euro forward contracts or the bunker fuel forward contracts. See further discussion and tabular disclosure of hedging activity in Note 11.

The company has not elected to carry its debt at fair value. The carrying values of the company’s debt represent amortized cost and are summarized below with estimated fair values:

	December 31, 2010		December 31, 2009
(In thousands)	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial instruments not carried at fair value:
Parent company debt:
7 1/2% Senior Notes	$156,438	$161,000	$167,083	$168,000
8 7/8% Senior Notes	177,015	179,000	179,185	182,000
4.25% Convertible Senior Notes[1]	134,761	193,000	127,138	215,000
Subsidiary debt:
Term Loan (Credit Facility)	165,000	165,000	182,500	175,000
Other	928	900	163	100

[1]

The principal amount of the Convertible Notes is $200 million. The carrying amount of the Convertible Notes is less than the principal amount due to the application of accounting standards for Convertible Notes as described in Note 10.

The fair value of the parent company debt is based on quoted market prices (Level 1). The term loan may be traded on the secondary loan market, and the fair value of the term loan is based on either the last available trading price, if recent, or trading prices of comparable debt (Level 3). Level 3 fair value measurements described in Note 1 are used in the impairment reviews of goodwill and intangible assets. The company also made a non-recurring Level 3 fair value measurement in 2010 to estimate the fair value of its equity method investment in the Danone JV at the date of deconsolidation as described in Note 3. Fair value measurements of benefit plan assets included in net benefit plan liabilities are discussed in Note 14. The carrying amounts of cash and equivalents, accounts receivable and accounts payable approximate fair value.

Note 13 — Leases

Total rental expense consists of the following:

(In thousands)	2010	2009	2008
Gross rentals
Ships and containers	$165,562	$178,637	$165,315
Other	39,063	43,790	47,776

	204,625	222,427	213,091
Sublease rentals	(4,679)	(5,689)	(9,362)

	$199,946	$216,738	$203,729

The company has leased eleven refrigerated cargo ships through 2014 under a sale-leaseback, with options for up to an additional five years, four ships through 2011 and nine ships through 2012. No purchase options exist on ships under operating leases. A deferred gain on the sale-leaseback is being recognized as a reduction of “Cost of sales” in the Consolidated Statements of Income over the base term of the leases, through 2014.

A portion of the company’s operating leases of containers contain residual value guarantees under which the company guarantees a certain minimum value of the containers at the end of the lease. If the company does not exercise its purchase option at the end of the lease, and the lessor cannot sell the containers for at least the guaranteed amount, the company will have to pay the difference to the lessor. The company estimates that the residual guarantees are approximately $26 million and $6 million at December 31, 2010 and 2009, respectively.

Portions of the minimum rental payments for ships constitute reimbursement for ship operating costs paid by the lessor. In addition, the company incurs a significant amount of rental expense related to short-term ship leases, which are not included in the future minimum rental payments table below.

Future minimum rental payments required under operating leases having initial or remaining non-cancelable lease terms in excess of one year at December 31, 2010 are as follows:

(In thousands)	Ships and Containers	Other	Total
2011	$132,414	$24,412	$156,826
2012	114,432	17,821	132,253
2013	60,181	12,094	72,275
2014	37,451	9,288	46,739
2015	18,951	4,442	23,393
Later years	41,707	6,645	48,352

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

Pension and severance expense consists of the following:

	Domestic Plans
(In thousands)	2010	2009	2008
Defined benefit and severance plans:
Service cost	$466	$434	$347
Interest on projected benefit obligation	1,327	1,479	1,444
Expected return on plan assets	(1,668)	(1,704)	(1,898)
Recognized actuarial loss	144	55	22

	269	264	(85)
Defined contribution plans	9,225	8,576	9,133

Total pension and severance expense	$9,494	$8,840	$9,048

	Foreign Plans
(In thousands)	2010	2009	2008
Defined benefit and severance plans:
Service cost	$6,105	$4,721	$5,488
Interest on projected benefit obligation	4,195	4,294	3,354
Expected return on plan assets	(37)	(45)	(117)
Recognized actuarial loss (gain)	821	(146)	627
Amortization of prior service cost	128	128	65

	11,212	8,952	9,417
Net settlement gain	(118)	—	—

	11,094	8,952	9,417
Defined contribution plans	410	584	467

Total pension and severance expense	$11,504	$9,536	$9,884

The company’s pension and severance benefit obligations relate primarily to Central American benefits which, in accordance with local government regulations, are generally not funded until benefits are paid. Domestic pension plans are funded in accordance with the requirements of the Employee Retirement Income Security Act.

In 2010, a net settlement gain of less than $1 million was recorded due to severance payments made to employees terminated in Panama.

Financial information with respect to the company’s domestic and foreign defined benefit pension and severance plans is as follows:

	Domestic Plans Year Ended December 31,		Foreign Plans Year Ended December 31,
(In thousands)	2010	2009	2010	2009
Fair value of plan assets at beginning of year	$18,373	$16,162	$4,989	$5,054
Actual return on plan assets	2,376	3,560	360	177
Employer contributions	888	1,150	8,942	7,224
Benefits paid	(2,388)	(2,499)	(9,080)	(7,378)
Foreign exchange	—	—	(197)	(88)

Fair value of plan assets at end of year	$19,249	$18,373	$5,014	$4,989

Projected benefit obligation at beginning of year	$25,716	$24,801	$50,024	$41,751
Service and interest cost	1,793	1,913	10,300	9,015
Actuarial loss	544	1,501	6,789	6,792
Benefits paid	(2,388)	(2,499)	(9,080)	(7,378)
Amendments	—	—	—	(84)
Foreign exchange	—	—	(579)	(72)

Projected benefit obligation at end of year	$25,665	$25,716	$57,454	$50,024

Plan assets less than projected benefit obligation	$(6,416)	$(7,343)	$(52,440)	$(45,035)

The short-term portion of the unfunded status was approximately $9 million and $8 million for foreign plans at December 31, 2010 and 2009, respectively. The full unfunded status of the domestic plans was classified as long-term at both December 31, 2010 and 2009. The foreign plans’ accumulated benefit obligation was $45 million and $40 million as of December 31, 2010 and 2009, respectively. The domestic plans’ accumulated benefit obligation was $26 million as of both December 31, 2010 and 2009.

The following weighted-average assumptions were used to determine the projected benefit obligations for the company’s domestic pension plans and foreign pension and severance plans:

	Domestic Plans December 31,		Foreign Plans December 31,
	2010	2009	2010	2009
Discount rate	5.00%	5.50%	8.00%	8.00%
Rate of compensation increase	5.00%	5.00%	5.00%	5.00%

The company’s long-term rate of return on plan assets is based on the strategic asset allocation and future expected returns on plan assets. The following weighted-average assumptions were used to determine the net periodic benefit cost for the company’s domestic pension plans and foreign pension and severance plans:

	Domestic Plans December 31,		Foreign Plans December 31,
	2010	2009	2010	2009
Discount rate	5.50%	6.25%	8.00%	10.75%
Rate of compensation increase	5.00%	5.00%	5.00%	5.00%
Long-term rate of return on plan assets	8.00%	7.75%	1.00%	1.00%

Included in “Accumulated other comprehensive income (loss)” in the Consolidated Balance Sheets are the following amounts that have not yet been recognized in net periodic pension cost:

	December 31,
(In thousands)	2010	2009
Unrecognized actuarial losses	$21,303	$15,609
Unrecognized prior service costs	1,076	1,204

The prior service costs and actuarial gains included in accumulated other comprehensive income and expected to be included in net periodic pension cost during the next twelve months are $1 million.

The weighted-average asset allocations of the company’s domestic pension plans and foreign pension and severance plans by asset category are as follows:

	Domestic Plans December 31,		Foreign Plans December 31,
	2010	2009	2010	2009
Asset category:
Equity securities	74%	74%	—	—
Fixed income securities	24%	25%	24%	30%
Cash and equivalents	2%	1%	76%	70%

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

Mutual funds, domestic common stock, corporate debt securities and mortgage-backed pass-through securities held in the plans are publicly traded in active markets and are valued using the net asset value, or closing price of the investment at the measurement date. There have been no changes in the methodologies used at December 31, 2010 and 2009. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The fair values of assets of the company’s pension plans were as follows:

		Fair Value Measurements Using
(In thousands)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
December 31, 2010
Domestic pension plans:
Money market accounts	$386	$386	$—	$—
Mutual funds:
Domestic	6,992	6,992	—	—
International	2,213	2,213	—	—
Domestic large-cap common stock	5,084	5,084	—	—
Fixed income securities:
Corporate bonds	2,518	—	2,518	—
Mortgage/asset-backed securities	1,819	—	1,819	—
Other	237	—	237	—

Total assets of domestic pension plans	19,249	14,675	4,574	—

Foreign pension and severance plans:
Cash and equivalents	3,815	3,815	—	—
Fixed income securities	1,199	—	1,199	—

Total assets of foreign pension and severance plans	5,014	3,815	1,199	—

Total assets of pension and severance plans	$24,263	$18,490	$5,773	$—

December 31, 2009
Domestic pension plans:
Money market accounts	$236	$236	$—	$—
Mutual funds:
Domestic	6,606	6,606	—	—
International	2,023	2,023	—	—
Domestic large-cap common stock	4,929	4,929	—	—
Fixed income securities:
Corporate bonds	2,352	—	2,352	—
Mortgage-backed pass-throughs	1,549	—	1,549	—
Other	678	—	678	—

Total assets of domestic pension plans	18,373	13,794	4,579	—

Foreign pension and severance plans:
Cash and equivalents	3,508	3,508	—	—
Fixed income securities	1,481	—	1,481	—

Total assets of foreign pension and severance plans	4,989	3,508	1,481	—

Total assets of pension and severance plans	$23,362	$17,302	$6,060	$—

The company expects to contribute approximately $3 million, including discretionary contributions, to its domestic defined benefit pension plans and expects to contribute approximately $10 million to its foreign pension and severance plans in 2011.

Expected benefit payments for the company’s domestic defined benefit pension plans and foreign pension and severance plans are as follows:

(In thousands)	Domestic Plans	Foreign Plans
2011	$2,023	$10,462
2012	2,027	9,867
2013	2,008	9,047
2014	2,020	8,542
2015	2,010	7,908
2016-2020	9,337	33,618

The company is also a participant in a multiemployer defined benefit plan based in the United Kingdom covering officers aboard the company’s current and former ships. Expense is recognized as the company is notified of funding requirements. Expense recognized related to this multiemployer plan in 2010, 2009 and 2008 was not significant. The company does not expect future contribution requirements to be material.

Note 15 — Income Taxes

“Income tax benefit” consists of the following:

(In thousands)	U.S. Federal	U.S. State	Foreign	Total
2010:
Current tax benefit	$1,300	$1,354	$437	$3,091
Deferred tax (expense) benefit	—	33	(1,524)	(1,491)

	$1,300	$1,387	$(1,087)	$1,600

2009:
Current tax benefit (expense)	$(1,236)	$(1,499)	$3,870	$1,135
Deferred tax (expense) benefit	—	141	(876)	(735)

	$(1,236)	$(1,358)	$2,994	$400

2008:
Current tax benefit (expense)	$5	$(846)	$3,065	$2,224
Deferred tax (expense) benefit	—	(1,399)	1,075	(324)

	$5	$(2,245)	$4,140	$1,900

“Income tax benefit” differs from income taxes computed at the U.S. federal statutory rate for the following reasons:

(In thousands)	2010	2009	2008
Income tax (expense) benefit computed at U.S. federal statutory rate	$(20,658)	$(31,532)	$114,145
State income taxes, net of federal benefit	(1,149)	(799)	(1,538)
Impact of foreign operations	(25,508)	38,266	67,855
Change in valuation allowance	38,794	(15,786)	(81,085)
Goodwill impairment	—	—	(110,573)
Tax contingencies	9,764	11,447	13,183
Other	357	(1,196)	(87)

Income tax benefit	$1,600	$400	$1,900

“Income tax benefit” includes benefits of $13 million, $16 million and $17 million for 2010, 2009 and 2008, respectively. The benefits relate to the resolution of tax contingencies and governmental rulings in various jurisdictions in 2010; the resolution of tax contingencies and $4 million of benefits from the sale of the company’s operations in the Ivory Coast in 2009; and the resolution of tax contingencies in 2008.

The components of deferred income taxes included on the Consolidated Balance Sheets are as follows:

	December 31,
(In thousands)	2010	2009
Deferred tax benefits:
Net operating loss carryforwards	$214,955	$258,176
Other tax carryforwards	308	6,516
Employee benefits	29,588	28,431
Accrued expenses	11,165	10,658
Depreciation and amortization	18,424	16,970
Other	6,670	7,464

Total deferred tax benefits	281,110	328,215

Deferred tax liabilities:
Growing crops	(17,421)	(17,437)
Trademarks	(138,354)	(139,680)
Discount on Convertible Notes	(25,510)	(30,014)
Other	(3,467)	(1,263)

Total deferred tax liabilities	(184,752)	(188,394)

Net deferred tax benefit before valuation allowance	96,358	139,821
Valuation allowance	(202,943)	(244,915)

Net deferred tax liability	$(106,585)	$(105,094)

U.S. net operating loss carryforwards (“NOLs”) were $320 million and $373 million as of December 31, 2010 and 2009, respectively. The U.S. NOLs existing at December 31, 2010 will expire between 2024 and 2029. Foreign NOLs were $402 million and $464 million at December 31, 2010 and 2009, respectively. Foreign NOLs existing at December 31, 2010 of $217 million will expire between 2011 and 2025. The remaining $185 million of NOLs existing at December 31, 2010 have an indefinite carryforward period.

A valuation allowance has been established against the deferred tax assets described above due to the company’s history of tax losses in specific tax jurisdictions, including the U.S. Despite the company’s history of tax losses, the company generated taxable income in the U.S. in 2009 and 2010, which utilized a portion of the NOL carryforwards. Even though NOLs have been utilized, the company’s remaining NOLs continue to have full valuation allowances. If in the future, the company demonstrates a trend of taxable income and an expectation that it will utilize its deferred tax assets, some or all of the valuation allowance may be released through “Income tax benefit” in the Consolidated Statements of Income. As of December 31, 2010, the company had approximately $101 million of U.S. federal and state valuation allowances.

Valuation allowance relates to both U.S. and foreign deferred tax assets. The valuation change resulted in the creation of deferred tax assets of $19 million, primarily net operating losses, a reduction of tax assets of $10 million due to the expiration of foreign NOLs and the use of $51 million of deferred tax assets.

Income before taxes attributable to foreign operations was $11 million, $73 million and $98 million in 2010, 2009 and 2008, respectively. Undistributed earnings of foreign subsidiaries, which were approximately $1.7 billion at December 31, 2010, have been permanently reinvested in foreign operations. Accordingly, no provision for U.S. federal and state income taxes has been recorded on these earnings.

Cash payments for income taxes were $9 million, $11 million and $14 million in 2010, 2009 and 2008, respectively. No income tax expense is associated with any of the items included in other comprehensive income.

A summary of the activity for the company’s unrecognized tax benefits follows:

(In thousands)	2010	2009	2008
Balance as of beginning of the year	$15,825	$22,730	$37,320
Additions of tax positions of prior years	—	2,597	379
Settlements	—	(3,837)	(3,745)
Reductions due to lapse of the statute of limitations	(4,715)	(5,309)	(4,833)
Reduction from sale of subsidiary	—	(215)	(7,385)
Foreign currency exchange change	(815)	(141)	994

Balance as of end of the year	$10,295	$15,825	$22,730

At December 31, 2010, 2009 and 2008, the company had unrecognized tax benefits of approximately $7 million, $13 million and $20 million, respectively, which could affect the company’s effective tax rate, if recognized. Interest and penalties included in “Income tax benefit” were $4 million, $2 million and $2 million in 2010, 2009 and 2008, respectively, and the cumulative interest and penalties included in the Consolidated Balance Sheets at December 31, 2010 and 2009 were $4 million and $8 million, respectively.

During the next twelve months, it is reasonably possible that unrecognized tax benefits impacting the effective tax rate could be recognized as a result of the expiration of statutes of limitation in the amount of $3 million plus accrued interest and penalties. In addition, the company has ongoing tax audits in multiple jurisdictions that are in various stages of audit or appeal. If these audits are resolved favorably, unrecognized tax benefits of up to $1 million plus accrued interest and penalties will be recognized. The timing of the resolution of these audits is highly uncertain but reasonably possible to occur in the next twelve months.

The following tax years remain subject to examinations by major tax jurisdictions:

Tax Years
Tax Jurisdiction:
United States	2007 – current
Germany	2001 – current
Italy	2004 – current
Netherlands	2006 – current
Switzerland	2008 – current

Note 16 — Stock-Based Compensation

The company may issue up to an aggregate of 10.5 million shares of common stock as stock awards (including restricted stock units), stock options, performance awards and stock appreciation rights (“SARs”) under its stock incentive plan; at December 31, 2010, 2.1 million shares were available for future grants. Stock options provide for the purchase of shares of common stock at fair market value at the date of grant. The company issues new shares when grants of restricted stock units vest or when options are exercised under the stock plan. Stock compensation expense totaled $14 million, $14 million and $11 million for the years ended December 31, 2010, 2009 and 2008, respectively.

RESTRICTED STOCK UNITS

The company’s share-based awards primarily consist of restricted stock units and generally vest over four years, and the fair value of the awards at the grant date is expensed over the period from the grant date to the date the employee is no longer required to provide service to earn the award. Prior to vesting, grantees are not eligible to vote or receive dividends on the restricted stock units.

A summary of the activity and related information for the company’s restricted stock units follows:

	2010		2009		2008
(In thousands, except per share amounts)	Units	Weighted average grant date price	Units	Weighted average grant date price	Units	Weighted average grant date price
Unvested units at beginning of year	1,502	$15.30	1,551	$15.77	1,742	$16.48
Units granted	729	14.83	755	13.35	798	16.21
Units vested	(629)	15.15	(622)	14.13	(636)	17.39
Units forfeited	(100)	14.83	(182)	15.24	(353)	17.19

Unvested units at end of year	1,502	$15.16	1,502	$15.30	1,551	$15.77

Restricted stock unit compensation expense totaled $10 million, $8 million and $9 million for the years ended December 31, 2010, 2009 and 2008, respectively. At December 31, 2010, there was $15 million of total unrecognized pre-tax compensation cost related to unvested restricted stock unit awards. This cost is expected to be recognized over a weighted-average period of approximately three years.

LONG-TERM INCENTIVE PROGRAM

The company has established a Long-Term Incentive Program (“LTIP”) for certain executive level employees. Awards are intended to be performance-based compensation as defined in Section 162(m) of the Internal Revenue Code. The program allows for awards to be issued at the end of each three-year performance period. One-half of each LTIP award is based on the company’s achievement of cumulative earnings per share targets (“EPS awards”), and the other half is based on the company’s achievement of total shareholder return relative to peer companies (“TSR awards”). In 2010, the LTIP awards were modified to allow a portion to be paid in cash based on the value of the shares at issuance. As a result of the LTIP award modification, $2 million was reclassified to “Accrued liabilities” and $4 million to “Other liabilities” from “Capital surplus,” representing the estimated fair value of the LTIP awards at December 31, 2010. Approximately $7 million remains in “Capital surplus” which represents the decline in value of the LTIP awards since the respective grant dates.

The company recognized $4 million of LTIP expense in 2010 related to the 2010-2012, 2009-2011 and 2008-2010 periods. The company recognized $7 million of LTIP expense in 2009 related to the 2009-2011 and 2008-2010 periods. The company recognized $2 million of expense in 2008 for the 2008-2010 LTIP period. For the 2010-2012 and 2009-2011 periods, up to 0.5 million and 0.7 million shares, respectively, could be awarded depending on the company’s achievement of the metrics. The company will award approximately 0.1 million shares and approximately $1 million in cash payments for the 2008-2010 plan in March 2011.

STOCK OPTIONS

Options for approximately 1 million shares were outstanding at December 31, 2010 under the stock incentive plan. These options generally vested over four years and are exercisable for a period not in excess of ten years, through 2014. In addition to the options granted under the plan, the table below includes an inducement stock option grant for 325,000 shares made to the company’s chief executive officer in January 2004 in accordance with New York Stock Exchange rules. No options have been granted since January 2004. Additionally, but not included in the table below, there were 4,000 SARs granted to certain non-U.S. employees outstanding at December 31, 2010, which are exercisable through 2012.

A summary of the activity and related information for the company’s stock options follows:

	2010		2009		2008
(In thousands, except per share amounts)	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Under option at beginning of year	1,182	$18.18	1,289	$18.08	2,100	$17.57
Options exercised	—	—	—	—	(734)	16.90
Options forfeited or expired	(227)	16.95	(107)	16.97	(77)	15.50

Under option at end of year	955	$18.47	1,182	$18.18	1,289	$18.08

Options exercisable at end of year	955	$18.47	1,182	$18.18	1,289	$18.08

Options outstanding as of December 31, 2010 had a weighted average remaining contractual life of two years and had exercise prices ranging from $11.73 to $23.16. The following table provides further information on the range of exercise prices:

	Options Outstanding and Exercisable
(In thousands, except per share amounts)	Shares	Weighted average exercise price	Weighted average remaining life
Exercise price:
$11.73 - 15.05	163	$13.49	2 years
$16.92 - 16.97	467	16.95	1 year
$23.16	325	23.16	3 years

Note 17 — Shareholders’ Equity

The company’s Certificate of Incorporation authorizes 20 million shares of preferred stock and 150 million shares of common stock. Warrants representing the right to purchase 13.3 million shares of common stock at $19.23 per share were issued in 2002 and expired in March 2009.

At December 31, 2010, shares of common stock were reserved for the following purposes:

Issuance upon conversion of the Convertible Notes (see Note 10)	11.8 million
Issuance upon exercise of stock options and other stock awards (see Note 16)	4.6 million

The company’s shareholders’ equity includes “Accumulated other comprehensive income (loss)” at December 31, 2010 comprised of unrealized gains on derivatives of $24 million, unrealized translation losses of less than $1 million, a decrease in the fair value of an available-for-sale investment of less than $1 million and unrecognized prior service costs and actuarial losses of $22 million. The balance of “Accumulated other comprehensive income (loss)” at December 31, 2009 included unrealized gains on derivatives of less than $1 million, unrealized translation losses of less than $1 million, a decrease in the fair value of an available-for-sale investment of less than $1 million and unrecognized prior service costs and actuarial losses of $17 million.

In September 2006, the board of directors suspended the payment of dividends. Any future payments of dividends would require approval of the board of directors. See Note 10 for a further description of limitations under the company’s Senior Notes and Credit Facility on its ability to pay dividends.

Note 18 — Segment Information

The company reports the following three business segments:

•	Bananas: Includes the sourcing (purchase and production), transportation, marketing and distribution of bananas.

•

Salads and Healthy Snacks: Includes ready-to-eat, packaged salads, referred to in the industry as “value-added salads”; and other value-added products, such as healthy snacking products, fresh vegetable and fruit ingredients used in food service, processed fruit ingredient products and the company’s equity-method investment in the Danone JV, which sells Chiquita-branded fruit smoothies in Europe (see Note 3).

•	Other Produce: Includes the sourcing, marketing and distribution of whole fresh fruits and vegetables other than bananas.

Certain corporate expenses are not allocated to the reportable segments and are included in “Corporate” or “European Headquarters Relocation.” Inter-segment transactions are eliminated. Segment information represents only continuing operations. See Note 3 for information related to discontinued operations.

Financial information for each segment follows:

(In thousands)	Bananas	Salads and Healthy Snacks	Other Produce	Corporate	European Headquarters Relocation	Consolidated
2010
Net sales	$1,937,748	$1,028,475	$261,209	$—	$—	$3,227,432
Segment results[1]	80,591	95,268	5,363	(70,426)	—	110,796
Depreciation and amortization	18,568	39,803	175	2,470	—	61,016
Equity in (losses) earnings of investees[2]	1,472	(4,837)	440	—	—	(2,925)
Total assets	1,100,391	702,639	105,303	158,813	—	2,067,146
Expenditures for long-lived assets	29,828	28,429	36	7,249	—	65,542
Net operating assets (liabilities)	639,212	570,917	72,689	(65,169)	—	1,217,649

2009
Net sales	$2,081,510	$1,135,504	$253,421	$—	$—	$3,470,435
Segment results	174,416	60,377	5,640	(81,048)	(12,076)	147,309
Depreciation and amortization	21,343	40,499	93	1,054	—	62,989
Equity in earnings of investees[2]	15,009	—	1,876	—	—	16,885
Total assets[4]	1,139,561	686,652	124,714	93,899	—	2,044,826
Expenditures for long-lived assets	31,824	29,115	642	7,924	—	69,505
Net operating assets (liabilities)[4]	609,670	560,517	99,747	(74,931)	—	1,195,003

2008
Net sales	$2,060,319	$1,304,904	$244,148	$—	$—	$3,609,371
Segment results[3]	181,113	(399,822)	10,128	(65,605)	(6,931)	(281,117)
Depreciation and amortization	27,762	44,938	23	—	—	72,723
Equity in earnings of investees[2]	7,583	—	2,738	—	—	10,321
Total assets[4]	1,073,627	716,056	118,399	80,103	—	1,988,185
Investment in equity affiliates[2]	37,748	—	15,436	—	—	53,184
Expenditures for long-lived assets	16,583	41,304	74	8,212	—	66,173
Net operating assets (liabilities)[4]	554,216	567,887	93,957	(71,615)	—	1,144,445

[1]	Salads and Healthy Snacks segment includes a gain on the deconsolidation and sale of the European smoothie business of $32 million in 2010 as described in Note 3.

[2]	See Notes 3 and 7 for further information related to investments in and income from equity method investments.

[3]	Salads and Healthy Snacks segment includes a $375 million ($374 million after-tax) goodwill impairment charge in 2008.

[4]	Reclassifications were made for comparative purposes.

The reconciliation of segment results to “Operating income (loss)” is as follows:

(In thousands)	2010	2009	2008
Segment results	$110,796	$147,309	$(281,117)
Other income attributed to Other Produce	(2,525)	—	—
Other income attributed to Corporate	(611)	—	—

Operating income (loss)	$107,660	$147,309	$(281,117)

The reconciliation of Consolidated Statements of Cash Flow captions to expenditures for long-lived assets is as follows:

(In thousands)	2010	2009	2008
Per Consolidated Statements of Cash Flow:
Capital expenditures	$65,542	$68,305	$63,002
Acquisition of businesses and resolution of contingent purchase price	—	1,200	3,171

Expenditures for long-lived assets	$65,542	$69,505	$66,173

The reconciliation of the Consolidated Balance Sheets’ total assets to net operating assets follows:

	December 31,
(In thousands)	2010	2009
Total assets	$2,067,146	$2,044,826
Less:
Cash	156,481	121,369
Accounts payable	264,292	295,572
Accrued liabilities	127,466	158,746
Accrued pension and other employee benefits	73,797	65,812
Deferred tax liability	115,825	105,094
Deferred gain – sale of shipping fleet	48,684	63,246
Other liabilities	62,952	39,984

Net operating assets	$1,217,649	$1,195,003

Financial information by geographic area is as follows:

(In thousands)	2010	2009	2008
Net sales:
United States	$1,895,207	$1,943,963	$2,121,349
Italy	206,767	235,665	231,311
Germany	198,665	212,511	230,924
Other Core Europe	606,522	689,157	752,052

Total Core Europe[1]	1,011,954	1,137,333	1,214,287
Other international	320,271	389,139	273,735

Foreign net sales	1,332,225	1,526,472	1,488,022

Total net sales	$3,227,432	$3,470,435	$3,609,371

[1]	Core Europe includes the 27 member states of the European Union, Switzerland, Norway and Iceland.

Long-lived assets by geographic area are primarily hard assets that cannot be readily removed:

	December 31,
(In thousands)	2010	2009
Long-lived assets:
United States	$200,086	$197,010
Central and South America	122,264	111,069
Other international	27,300	27,449

	$349,650	$335,528

The company’s products are sold throughout the world and its principal production and processing operations are conducted in the United States, Central America and South America. Chiquita’s earnings are heavily dependent upon products grown and purchased in Central and South America. These activities are a significant factor in the economies of the countries where Chiquita produces bananas and related products, and are subject to the risks that are inherent in operating in such foreign countries, including government regulation, currency restrictions, fluctuations and other restraints, import and export restrictions, burdensome taxes, risks of expropriation, threats to employees, political instability, terrorist activities, including extortion, and risks of U.S. and foreign governmental action in relation to the company. Certain of these operations are substantially dependent upon leases and other agreements with these governments.

The company is also subject to a variety of government regulations in most countries where it markets bananas and other fresh products, including health, food safety and customs requirements, import tariffs, currency exchange controls and taxes.

Note 19 — Contingencies

The company had accruals, including accrued interest, in the Consolidated Balance Sheets of $7 million and $12 million at December 31, 2010 and 2009, respectively, related to the plea agreement with the U.S. Department of Justice described below. The company also had an accrual of $4 million at December 31, 2009 related to the settlement agreement for the Colombia related shareholder derivative lawsuits described below, a portion of which is expected to be recovered through insurance; and the company had an accrual of $4 million at December 31, 2010 related to contingencies and legal proceedings in Europe. While other contingent liabilities described below may be material, the company has determined that losses in these matters are not probable and has not accrued any other amounts. Regardless of their outcomes, the company has paid, and will likely continue to incur, significant legal and other fees to defend itself in these proceedings, which may significantly affect the company’s financial statements.

EUROPEAN COMPETITION LAW INVESTIGATION

In June 2005, the company announced that its management had become aware that certain of its employees had shared pricing and volume information with competitors in Europe over many years in violation of European competition laws and company policies, and may have engaged in other conduct that did not comply with European competition laws or applicable company policies. The company promptly stopped the conduct and notified the European Commission (“EC”) and other regulatory authorities of these matters. In October 2008, the EC announced its final decision that, between 2000 and 2002, Chiquita and other competitors violated the EC Treaty’s ban on cartels and restrictive practices in eight European Union (“EU”) member states in Northern Europe by sharing certain information related to the setting of price quotes for bananas. Based on the company’s voluntary notification and the company’s continued cooperation in the investigation, the EC granted the company final immunity from fines related to this matter.

As previously disclosed, following the announcement of that decision, the EC has also continued to investigate certain alleged conduct in southern Europe. The company believes that it has cooperated with that investigation, under the terms of the EC’s previous grant of conditional immunity. In connection with that investigation, in December 2009, the company received a Statement of Objections (“SO”) from the EC in relation to certain past activities alleged to have occurred during the approximately 18-month period from July 2004 to January 2006. An SO is a confidential procedural document whereby the EC communicates its preliminary view in relation to a possible infringement of EU competition laws and other related matters, and allows the companies identified in the document to present arguments in response. The EC has also expressed a preliminary view questioning the granting of immunity or leniency with respect to the matters set forth in the SO. The company filed its response to the SO with the EC, and a hearing was held in June 2010. A final decision from the EC is expected during the first half of 2011. The company continues to believe that it should be entitled to immunity.

If the EC were ultimately to determine to proceed with a decision in this case and to take the position in any such decision that the company is not entitled to immunity, then the EC can seek to impose fines on the company, which, if imposed, could be substantial. Under its existing fining guidelines, the EC has significant discretion in determining the amount of any fine, subject to a maximum amount equal to 10% of a company’s worldwide revenue attributable to all of its products for the fiscal year prior to the year in which the fine is imposed. As such, if the EC were to impose a fine, it is possible the fine could have a material adverse impact on the company’s consolidated financial results in the particular reporting period in which imposed and, depending on the size of the fine and the company’s success in challenging it, a material adverse effect on the company’s consolidated financial position. A decision regarding the matters referenced in the SO will not be taken by the EC until the close of the administrative procedure. Other than the potential imposition of fines, as described above, the company does not believe that the reporting of these matters or the cessation of the conduct has had or should in the future have any material adverse effect on the regulatory or competitive environment in which it operates.

COLOMBIA-RELATED MATTERS

DOJ Settlement. As previously disclosed, in March 2007, the company entered into a plea agreement with the U.S. Department of Justice (“DOJ”) relating to payments made by the company’s former Colombian subsidiary to a Colombian paramilitary group designated under U.S. law as a foreign terrorist organization. The company had previously voluntarily disclosed these payments to the DOJ as having been made by its Colombian subsidiary to protect its employees from risks to their safety if the payments were not made. Under the terms of the plea agreement, the company pled guilty to one count of Engaging in Transactions with a Specially-Designated Global Terrorist Group without having first obtained a license from the U.S. Department of Treasury’s Office of Foreign Assets Control. The company agreed to pay a fine of $25 million, payable in five equal annual installments with interest. In September 2007, the U.S. District Court for the District of Columbia approved the plea agreement. The DOJ had earlier announced that it would not pursue charges against any current or former company executives. Pursuant to customary provisions in the plea agreement, the Court placed the company on corporate probation for five years, during which time the company and its subsidiaries must not violate the law and must implement and/or maintain certain business processes and compliance programs; violation of these requirements could result in setting aside the principal terms of the plea agreement, including the amount of the fine imposed. The company recorded a charge of $25 million in 2006 and paid the first four $5 million annual installments in September 2007, 2008, 2009 and 2010, respectively. At December 31, 2010, the remaining $5 million installment payment, plus accrued interest of approximately $2 million, is included in “Accrued liabilities” on the Consolidated Balance Sheet. Accrued interest is payable with the final installment payment.

Tort Lawsuits. Between June 2007 and April 2010, seven lawsuits were filed against the company by Colombian nationals in U.S. federal courts. These lawsuits assert civil tort claims under various laws, including the Alien Tort Statute (“ATS”), 28 U.S.C. § 1350, the Torture Victim Protection Act, 28 U.S.C. § 1350 note, and state laws. The plaintiffs in all seven lawsuits, either individually or as members of a putative class, claim to be persons injured, or family members or legal heirs of individuals allegedly killed or injured, by armed groups that received payments from the company’s former Colombian subsidiary. The plaintiffs claim that, as a result of such payments, the company should be held legally responsible for the alleged injuries. At present, claims are asserted on behalf of over 3,000 alleged victims in the seven suits; plaintiffs’ counsel have indicated that they may add claims for additional victims to the litigation. The company also has received formal requests to participate in mediation in Colombia concerning similar claims, which could be followed by litigation in Colombia. Six of the ATS lawsuits seek unspecified compensatory and punitive damages, as well as attorneys’ fees and costs, and one of these also seeks treble damages and disgorgement of profits, although it does not explain the basis for those demands. The other ATS lawsuit contains a specific demand of $10 million in compensatory damages and $10 million in punitive damages for each of the several hundred alleged victims in that suit. The seven ATS lawsuits have been centralized in the U.S. District Court for the Southern District of Florida for consolidated or coordinated pretrial proceedings (“MDL Proceeding”). The company believes the plaintiffs’ claims are without merit and is defending itself vigorously.

Between March 2008 and April 2010, three additional tort lawsuits were filed against the company. The plaintiffs in these lawsuits are American citizens who allege that they were kidnapped and held hostage by an armed group in Colombia, or that they are the survivors of American nationals kidnapped and/or killed by the same group in Colombia. Similar to the ATS lawsuits described above, the plaintiffs contend that the company should be held liable because its former Colombian subsidiary allegedly provided material support to the armed group. The plaintiffs in these cases assert civil claims under the Antiterrorism Act (“ATA”), 18 U.S.C. § 2331, et seq., and state tort laws. These three ATA suits seek unspecified compensatory damages, treble damages, attorneys’ fees and costs and punitive damages. The lawsuits have been centralized in the U.S. District Court for the Southern District of Florida with the other similar cases pending in the MDL Proceeding. The company believes the plaintiffs’ claims are without merit and is defending itself vigorously.

Although the company previously filed motions to dismiss five of the ATS lawsuits, the court issued an order permitting plaintiffs to amend their complaints as a matter of course by late February 2010; plaintiffs in all five ATS actions filed amended complaints by the specified date. The company filed a consolidated motion to dismiss the five amended ATS complaints in April 2010. The company has also filed motions to dismiss the two most recently filed ATS lawsuits and to dismiss the three ATA actions. In February 2010, the motion to dismiss one of the ATA actions, Julin v. Chiquita Brands International, Inc., was granted in part and denied in part. The company believes it has strong defenses to the remaining claims in that case. There has been no decision on Chiquita’s motions to dismiss the seven ATS actions or the two remaining ATA actions.

Insurance Recovery. The company maintains general liability insurance policies that should provide coverage for the types of costs involved in defending the tort lawsuits described above. However, the company’s primary general liability insurers whose policies are relevant to the underlying tort lawsuits have disputed their obligations to provide coverage.

In September 2008, the company filed suit in the Common Pleas Court of Hamilton County, Ohio against three of its primary general liability insurers seeking (i) a declaratory judgment with respect to the insurers’ obligation to reimburse the company for defense costs that it has incurred (and will incur) in connection with the defense of the tort claims described above; and (ii) an award of damages for the insurers’ breach of their contractual obligation to reimburse the company for defense costs to defend itself in these matters. A fourth primary insurer, National Union Fire Insurance Company of Pittsburgh, PA (“National Union”), was later added to this case. In August 2009, the company reached a settlement agreement with one of the primary insurers under which this insurer has paid and will continue to pay a portion of defense costs.

In September 2009, the Court ruled that Chiquita’s primary insurers that did not settle have a duty to defend the tort lawsuits that include allegations that bodily injury or property damage occurred during the period of their policies as a result of negligence on the part of Chiquita. The Court also ruled that the dispute about the number of occurrences that are involved in the underlying tort cases should be resolved by a trial.

In February 2010, Chiquita reached a settlement agreement with two of the remaining three primary insurers involved in the coverage suit, under which they have paid and will continue to pay a portion of defense costs. National Union, the one remaining primary insurer involved in the coverage suit which has not settled with Chiquita, has also paid a portion of defense costs, but has reserved the right to attempt to obtain reimbursement of these payments from Chiquita. A fifth primary insurer that is not a party to the coverage suits is insolvent.

After a trial, the Court ruled in October 2010 that the defense costs incurred by Chiquita in connection with the underlying tort lawsuits and that were the subject of trial—with certain limited exceptions related to media-related activity—were reasonable and that National Union was obligated to reimburse Chiquita for all defense costs not already paid by other insurers. Pursuant to the Court’s order, National Union reimbursed Chiquita for the defense costs not already paid by other insurers, but continues to reserve its rights to seek reimbursement from Chiquita in the form of loss-sensitive premium, the amount of which is based in part on the number of occurrences. National Union also has sought contribution from other primary insurers with whom Chiquita entered partial settlements. The number of occurrences was the subject of the second phase of the trial involving National Union, which was held in November 2010. The Court has not yet issued its ruling on the number of occurrences or National Union’s contribution rights against the other primary insurers. Any resulting judgment could be appealed.

With the exception of the defense costs that, as described above, three of Chiquita’s primary insurers have agreed to pay pursuant to partial settlement agreements, there can be no assurance that any claims under the applicable policies will result in insurance recoveries.

Derivative Lawsuits. Between October and December 2007, five shareholder derivative lawsuits were filed against certain of the company’s current and former officers and directors in various state and federal courts. All five complaints alleged that the named defendants breached their fiduciary duties to the company and/or wasted corporate assets in connection with the payments that were the subject of the company’s March 2007 plea agreement with the DOJ, described above. The complaints sought unspecified damages against the named defendants; two of them also sought the imposition of certain equitable remedies on the company.

In April 2008, the company’s Board of Directors established a Special Litigation Committee (“SLC”) to investigate and analyze the allegations and claims asserted in the derivative lawsuits and to determine what action the company should take with respect to them, including whether it was in the best interests of the company and its shareholders to pursue these claims. The SLC retained independent legal counsel to assist with its investigation. After an investigation that included 70 interviews of 53 witnesses and the review of over 750,000 pages of documents, the SLC determined, in the exercise of its business judgment, that it was not in the best interests of the company or its shareholders to continue legal action on any of the claims asserted against the current and former officers and directors.

The SLC subsequently entered into a settlement with plaintiffs’ counsel to resolve the pending derivative litigation, and the settlement was approved by the United States District Court for the Southern District of Florida in October 2010. The settlement provides for the adoption of certain governance and compliance changes by the company, as well as the payment of attorneys’ fees to plaintiffs’ counsel, a portion of which was recovered through insurance.

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

ITALIAN CUSTOMS CASES

1998-2000 Cases. In October 2004, the company’s Italian subsidiary, Chiquita Italia, received the first of several notices from various customs authorities in Italy stating that it is potentially liable for additional duties and taxes on the import of bananas by Socoba S.r.l. (“Socoba”) from 1998 to 2000 for sale to Chiquita Italia. The customs authorities claim that (i) the amounts are due because these bananas were imported with licenses (purportedly issued by Spain) that were subsequently determined to have been forged and (ii) Chiquita Italia should be jointly liable with Socoba because (a) Socoba was controlled by a former general manager of Chiquita Italia and (b) the import transactions benefited Chiquita Italia, which arranged for Socoba to purchase the bananas from another Chiquita subsidiary and, after customs clearance, sell them to Chiquita Italia. Chiquita Italia is contesting these claims, principally on the basis of its good faith belief at the time the import licenses were obtained and used that they were valid.

Of the original notices, civil customs proceedings in an aggregate amount of €14 million ($19 million) plus interest were ultimately brought and are now pending against Chiquita Italia in four Italian jurisdictions, Genoa, Trento, Aosta and Alessandria (for €7 million, €5 million, €2 million, and €0.4 million, respectively, plus interest). The Aosta case is still at the trial level; in the Genoa case, Chiquita Italia won at the trial level, lost on appeal, and appealed to the Court of Cassation, the highest level of appeal in Italy, where the case is pending; in the Trento and Alessandria cases, Chiquita Italia lost at the trial level, but the cases have been stayed pending a final resolution of a case in Rome. This Rome case was brought by Socoba (and Chiquita Italia intervened voluntarily) on the issue of whether the forged Spanish licenses used by Socoba should be regarded as genuine in view of the apparent inability to distinguish between genuine and forged licenses. In an October 2010 decision, the Rome trial court rejected Socoba’s claim that the licenses should be considered genuine on the basis that Socoba had not sufficiently demonstrated how similar the forged licenses were to genuine Spanish licenses. Socoba has one year to appeal this decision. In an unrelated case addressing similar forged Spanish licenses used in Belgium, the EU Commission has ruled that these types of licenses were such good forgeries that they needed to be treated as genuine, and Chiquita Italia has brought this decision to the attention of the customs authorities in Genoa to seek relief in relation to the pending customs case. In Italy, each level of appeal involves a review of the facts and law applicable to the case and the appellate court can render a decision that disregards or substantially modifies the lower court’s opinion.

Under Italian law, the amounts claimed in the Trento, Alessandria and Genoa cases have become due and payable notwithstanding the pending appeals and stays of proceedings. In March 2009, Chiquita Italia began to pay the amounts due in the Trento and Alessandria cases, €7 million ($9 million), including interest, in 36 monthly installments. In the Genoa case, Chiquita Italia began making monthly installment payments in March 2010 under a similar arrangement for the amount due of €13 million ($17 million), including interest, but this payment obligation has been temporarily suspended. If Chiquita Italia ultimately prevails in its appeals, all amounts paid will be reimbursed with interest.

2004-2006 Cases. In early March 2008, Chiquita Italia was required to provide documents and information to the Italian fiscal police at its offices in Rome in connection with a criminal investigation into imports of bananas by Chiquita Italia during 2004-2005, and the payment of customs duties on these imports. The focus of the investigation was on the importation process used by Chiquita to sell bananas to holders of some types of import licenses, which holders in turn imported the bananas and resold them to Chiquita Italia. The company believes that all of the transactions under investigation were legitimate under both Italian and EU law at all times, that the types of transactions under investigation were widely accepted by competent authorities across the EU and by the EC, and that all of the underlying import transactions were entirely genuine. The Italian prosecutors are pursuing this matter. If criminal liability is ultimately determined, Chiquita Italia could be civilly liable for damages, including applicable duties, taxes and penalties. The fiscal police investigation also challenged the involvement of a Bermuda corporation in the importation of bananas; this could result in liability for additional taxes and penalties. In December 2009 and November 2010, prior to expiration of the statute of limitations for the 2004 and 2005 tax years, respectively, Chiquita Italia received assessments from the tax authorities for those respective years in the amounts of approximately €20 million ($26 million) for 2004 and €25 million, ($33 million) for 2005, plus interest and penalties, covering the above potential claims. Chiquita Italia filed an appeal to object to the assessment for 2004 in May 2010 and has until late April 2011 to file an appeal of the 2005 assessment. Pending appeal, the 2004 assessment has become due and payable, and in February 2011 Chiquita Italia began to make required installment payments for half of the amount assessed plus interest, which will involve making monthly payments over six-years of an aggregate of €13 million ($18 million); Chiquita Italia intends to seek a suspension of these payments. If Chiquita Italia ultimately prevails in these cases, all amounts paid will be reimbursed with interest.

Independent of the investigation by the Italian prosecutors, Italian customs authorities have issued assessment notices totaling €18 million ($23 million) plus interest related to the import license matter described above. Payment of these amounts has been suspended pending the outcome of the appeals.

Chiquita Italia continues to believe that it acted properly and that the transactions for which it received the assessments were legitimate and reported appropriately; it is vigorously defending all of the transactions at issue.

CONSUMPTION TAX REFUND

In November 2007, the company received a favorable decision from a court in Turin, Italy, for the refund of certain consumption taxes paid between 1980 and 1990. The company recognized other income of $9 million, or $6 million net of tax, when this refund was received in 2008. In March 2008, the company received a favorable decision from a court in Rome, Italy for the refund of certain consumption taxes paid between 1980 and 1990. The Italian Finance Administration did not appeal the decision prior to May 2009, when their right to appeal expired. In 2010, payment was received, and the company recognized other income of €3 million ($3 million or $2 million net of income tax). The company has a number of other similar claims pending in different Italian jurisdictions and any gains that may occur will be recognized as the related gain contingencies are resolved. The March 2008 Rome ruling has no binding effect on pending claims in other jurisdictions, which may take years to resolve.

Note 20 — Relocation

In 2008, the company committed to relocate its European headquarters from Belgium to Switzerland to optimize its long-term tax structure. The relocation, which was substantially complete at December 31, 2009, affected approximately 100 employees who were required to continue providing services until specified termination dates in order to be eligible for a one-time termination benefit. Employees in sales offices, ports and other field offices throughout Europe were not affected. In connection with the relocation, the company incurred aggregate costs of $19 million through December 31, 2010, including approximately $11 million of one-time termination benefits and approximately $8 million of relocation, recruiting and other costs. Expense for one-time termination benefits was accrued over each individual’s required service period. Relocation and recruiting costs were expensed as incurred.

A reconciliation of the accrual for the relocation that is included in “Accrued liabilities” is as follows:

(In thousands)	One-Time Termination Costs	Relocation, Recruiting and Other Costs	Total
December 31, 2008	$3,884	$922	$4,806
Amounts expensed	6,951	5,125	12,076
Amounts paid	(9,947)	(5,877)	(15,824)
Currency translation	58	—	58

December 31, 2009	946	170	1,116
Amounts paid	(881)	(170)	(1,051)
Currency translation	(65)	—	(65)

December 31, 2010	$—	$—	$—

Note 21 — Quarterly Financial Data (Unaudited)

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

Per share results include the effect, if dilutive, of the assumed conversion of the Convertible Notes, options, warrants and other stock awards into common stock during the period presented. The effects of assumed conversions are determined independently for each respective quarter and year and may not be dilutive during every period due to variations in net income (loss) and average stock price. Therefore, the sum of quarterly per share results will not necessarily equal the per share results for the full year. For the quarters ended December 31, 2010 and 2009, the shares used to calculate diluted EPS would have been 45.9 million and 45.6 million, respectively, if the company had generated net income. For the quarter ended March 31, 2010 and September 30, 2010, the shares used to calculate diluted EPS would have been 45.9 million and 45.6 million, respectively, if the company had generated net income.

In the fourth quarter of 2010, the company recognized out of period adjustments primarily related to two items. One adjustment related to tariff costs of $5 million, of which $3 million should have been recognized in 2008 and earlier and the remainder in the first three quarters of 2010. The other related to insurance receipts of $2 million recognized in the first three quarters of 2010, which should have been recorded as a deferred gain. These adjustments decreased net income by $7 million in the fourth quarter of 2010. In the fourth quarter of 2009, the company identified advertising expenses related to the third quarter of 2009. The collective adjustments had an insignificant effect on the annual and prior quarterly periods based on a quantitative and qualitative evaluation in relation to all affected periods and line items.

2010 (In thousands, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Net sales	$808,329	$916,331	$729,706	$773,066
Cost of sales	706,336	738,090	630,436	690,242
Gross profit	101,993	178,241	99,270	82,824
Operating income (loss)	7,583	106,711	6,335	(12,969)
Income (loss) from continuing operations	(5,919)	94,642	(8,448)	(19,652)
Loss from discontinued operations, net of income tax	(3,268)	—	—	—
Net income (loss)	(9,187)	94,642	(8,448)	(19,652)

Net income (loss) per common share — basic:
Continuing operations	$(0.13)	$2.11	$(0.19)	$(0.43)
Discontinued operations	(0.07)	—	—	—

	$(0.20)	$2.11	$(0.19)	$(0.43)

Net income (loss) per common share — diluted:
Continuing operations	$(0.13)	$2.06	$(0.19)	$(0.43)
Discontinued operations	(0.07)	—	—	—

	$(0.20)	$2.06	$(0.19)	$(0.43)

Common stock market price:
High	$18.46	$16.85	$14.86	$14.59
Low	14.01	11.59	11.52	11.18

2009
(In thousands, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Net sales	$841,566	$951,954	$797,471	$879,444
Cost of sales	710,263	745,688	665,620	769,264
Gross profit	131,303	206,266	131,851	110,180
Operating income (loss)	33,557	108,671	23,286	(18,205)
Income (loss) from continuing operations	23,169	88,923	5,081	(25,965)
Loss from discontinued operations, net of income tax	—	—	—	(717)
Net income (loss)	23,169	88,923	5,081	(26,682)

Net income (loss) per common share — basic:
Continuing operations	$0.52	$2.00	$0.11	$(0.58)
Discontinued operations	—	—	—	(0.02)

	$0.52	$2.00	$0.11	$(0.60)

Net income (loss) per common share — diluted:
Continuing operations	$0.51	$1.95	$0.11	$(0.58)
Discontinued operations	—	—	—	(0.02)

	$0.51	$1.95	$0.11	$(0.60)

Common stock market price:
High	$14.97	$10.96	$16.70	$18.98
Low	4.41	6.63	10.02	14.75

Chiquita Brands International, Inc.

SELECTED FINANCIAL DATA

	Year Ended December 31,
(In thousands, except per share amounts)	2010	2009	2008	2007	2006
FINANCIAL CONDITION
Working capital	$396,707	$355,000	$320,759	$259,592	$223,058
Capital expenditures	65,542	68,305	63,002	62,529	57,652
Total assets	2,067,146	2,044,826	1,988,185	2,384,239	2,461,909
Capitalization:
Short-term debt	20,169	17,607	10,495	5,177	67,013
Long-term debt	613,973	638,462	686,816	798,013	950,268
Shareholders’ equity	739,988	660,303	524,401	846,293	841,439

OPERATIONS
Net sales	$3,227,432	$3,470,435	$3,609,371	$3,464,703	$3,265,794
Operating income (loss)[1]	107,660	147,309	(281,117)	31,621	15,988
Income (loss) from continuing operations[1]	60,623	91,208	(330,159)	(45,690)	(56,128)
(Loss) income from discontinued operations, net of income tax	(3,268)	(717)	1,464	(3,351)	(39,392)
Net income (loss)[1]	57,355	90,491	(328,695)	(49,041)	(95,520)

SHARE DATA[2]
Shares used to calculate net income (loss) per common share – diluted	45,850	45,248	43,745	42,493	42,084
Net income (loss) per common share—diluted:
Continuing operations	$1.32	$2.02	$(7.54)	$(1.14)	$(1.33)
Discontinued operations	(0.07)	(0.02)	0.03	(0.08)	(0.94)

	$1.25	$2.00	$(7.51)	$(1.22)	$(2.27)

Dividends declared per common share	$—	$—	$—	$—	$0.20
Market price per common share:
High	$18.46	$18.98	$25.77	$20.99	$20.34
Low	11.18	4.41	8.58	12.50	12.64
End of period	14.02	18.04	14.78	18.39	15.97

[1]	Amounts presented for 2008 include a $375 million ($374 million after-tax) goodwill impairment charge in the Salads and Healthy Snacks segment as discussed in Note 1.

[2]

Earnings available to common shareholders for the year ended December 31, 2007, used to calculate EPS are reduced by a deemed dividend to a minority shareholder in a subsidiary, resulting in an additional $0.06 net loss per common share.

See Note 3 to the Consolidated Financial Statements for information on acquisitions and divestitures. See Management’s Discussion and Analysis of Financial Condition and Results of Operations for information related to significant items affecting operating income (loss) for 2010, 2009 and 2008.