Form 10-K, Exhibit 13
period 2012-12-31
CHIQUITA BRANDS INTERNATIONAL INC
filed 2013-03-18
CIK 101063

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
Our system of internal control over financial reporting is designed to provide reasonable assurance that the company's financial records can be relied upon for preparation of its financial statements and that its assets are safeguarded against loss from unauthorized use or disposition.
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
The Audit Committee engaged PricewaterhouseCoopers LLP, an independent registered public accounting firm, to audit the company's consolidated financial statements and its internal control over financial reporting and to express opinions thereon. The scope of the audits is set by PricewaterhouseCoopers following review and discussion with the Audit Committee. PricewaterhouseCoopers has full and free access to all company records and personnel in conducting its audits. Representatives of PricewaterhouseCoopers meet regularly with the Audit Committee, with and without members of management present, to discuss their audit work and any other matters they believe should be brought to the attention of the Audit Committee. PricewaterhouseCoopers' opinions on the company's consolidated financial statements and the effectiveness of the company's internal control over financial reporting are on page 22.
Management's Assessment of the Company's Internal Control over Financial Reporting
The company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as that term is defined in Exchange Act Rule 13a-15(f). The company's management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2012. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control - Integrated Framework. Based on this assessment, management believes that, as of December 31, 2012, the company's internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework, as set forth by the COSO. The effectiveness of the company's internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

/s/ EDWARD F. LONERGAN	/s/ BRIAN W. KOCHER	/s/ JOSEPH B. JOHNSON
Chief Executive Officer	Chief Financial Officer	Chief Accounting Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
Chiquita Brands International, Inc. ("CBII") and its subsidiaries (collectively, "Chiquita," "the company," "we" or "us") operate as a leading international marketer and distributor of high-quality fresh and value-added produce which is sold under the premium Chiquita® and Fresh Express® brands and other trademarks, including private label brands. We are one of the largest banana distributors in the world and a major supplier of bananas in Europe and North America. In Europe, we are the brand leader and obtain a price premium for our Chiquita® bananas, and we hold the number one market share in U.S. supermarkets and the number two market position in North America overall for bananas. Our packaged salads are sold under the Fresh Express brand name, as well as private label offerings, primarily in the United States. Fresh Express is the branded retail value-added salad category leader in North America.
2012 was a year of transformation for Chiquita. We relocated our headquarters and consolidated management and administrative functions to improve efficiency and speed decision-making. We changed our leadership and restructured our business to become a branded commodity operator focusing on our core banana and salads businesses. In connection with these initiatives, we are reducing costs by having eliminated 300 positions worldwide, limiting our consumer marketing activities, deploying efficiency and productivity initiatives in our value chain, and re-evaluating businesses and activities that are not central to our new strategy to focus on our core bananas and salads businesses. We expect these initiatives to result in annual savings of at least $60 million, including $25 million for completed headcount reductions and approximately $35 million for value chain cost reductions. The combined cost of these restructuring and relocation activities totaled $35 million and $6 million for 2012 and 2011, respectively. Both the relocation and restructuring were substantially complete as of December 31, 2012.
In 2012, lower overall banana industry production in Ecuador resulted in relatively balanced supply and demand in our core markets during the second half of the year, a time when supply has typically exceeded demand. This led to stronger local currency pricing in European and Mediterranean markets, but it did not overcome the lower average European exchange rates compared to 2011. Exchange rates adversely affected pricing by nearly $63 million in 2012 compared to 2011. In 2012, we increased our hedging coverage to reduce our exposure to further declines in the value of the euro, and as of December 31, 2012, approximately 85% of our expected 2013 euro net sales is hedged. Average North American banana pricing was also lower than 2011 because of the force majeure surcharge that was in effect for the first half of 2011. The 2011 surcharge was in place to recover higher sourcing costs that began in the fourth quarter of 2010. Base contract pricing for banana sales in North America was also below 2011 pricing. Since September 30, 2012, we added approximately 5 million annual boxes of distribution growth in our North American banana business.
In 2012, our retail value-added salad volumes were lower year-over-year as a result of 2011 customer conversions to competitor's private label products. In 2011, we initiated a cost savings program to realign our overhead structure and innovation functions in our retail value-added salads business. Cost reductions realized in 2012 partially offset the effect of lower volumes of retail value-added salads. While we were traditionally a supplier of branded product offerings, we expanded our product offerings as part of our strategic transformation in 2012 and without the need for significant capital expenditures, we now offer private label packaged salads, organic packaged salads and whole-head lettuce products in order to be a more complete salad supplier to our customers. We expect these changes, announced in the second quarter of 2012, to positively impact our results in 2013. For example, during the fourth quarter of 2012, we were awarded private label business from certain retail grocery customers that is scheduled to commence at the end of the first quarter of 2013 and represents new estimated volume of 1.6 million cases for the last nine months of 2013. Volume remains the most important driver to grow the margins of the salads business. We also remain on schedule in the construction of a new, more efficient and more automated salad production and warehousing facility in the Midwest that will replace three existing facilities in the region. We expect it to be completed in mid-2013 and to generate $8 million of annual savings once completed.
Several other key items affected year-over-year comparisons:

•
Goodwill and trademark impairment charges of $180 million ($171 million after-tax) were recorded in 2012 related to Fresh Express. Goodwill and trademarks are reviewed for impairment each fourth quarter, or more frequently if circumstances indicate the possibility of impairment. These impairment charges are the result of lower operating performance of retail value-added salad business, lower retail salad volumes, lower perceived valuation multiples in the packaged salad industry and continuing demand for private label versus branded products.

•
Salads and Healthy Snacks segment results for 2012 also include $32 million of losses to fully impair our equity-method investment and related assets and to record estimates of probable cash obligations related to Danone Chiquita Fruits SAS ("Danone JV"), which sells Chiquita-branded fruit smoothies in Europe. In 2010, we recognized a $32 million gain from selling 51% of our European smoothie business to Danone, which formed the Danone JV.

•	Other Produce results in 2011 included a $32 million reserve for advances to a grower of grapes and other produce. The grower declared bankruptcy in late 2011.

•
Income taxes in 2012 included establishing $130 million of valuation allowances and 2011 included an $87 million release of valuation allowances against U.S. deferred tax assets and $6 million of income tax expense related to a settlement in Italy.

On February 5, 2013, we issued $425 million of 7.875% senior secured notes (the "7.875% Notes") due February 1, 2021 and entered into a secured asset-based lending facility (the "ABL Facility") that has a maximum borrowing capacity of $200 million, subject to a borrowing base calculation based on specified percentages of our domestic accounts receivable, certain inventory and certain domestic machinery and equipment with the potential for additional advances against foreign accounts receivable. The ABL Facility also includes a $7.5 million term loan (the "ABL Term Loan"). The ABL Facility matures at the earlier of February 5, 2018 or 60 days prior to the maturity of our existing 4.25% Convertible Senior Notes due August 15, 2016, unless such notes have been satisfactorily refinanced. The $457 million of net proceeds from issuance of the 7.875% Notes and the initial borrowings of the ABL Facility were used to retire our previous senior secured credit facility (Term Loan and Revolving Credit Facility) and to retire the 7½% Senior Notes. This refinancing significantly extends our debt maturities and reduces the cash required for debt service over the next several years, while still providing the ability to reduce debt with excess cash flow during this period.
We operate in a highly competitive industry and are subject to significant risks beyond our immediate control. The major risks facing our business include: the customary risks experienced by global food companies, such as prices for commodity and other inputs, currency exchange rate fluctuations, industry and competitive conditions (all of which may be more unpredictable in light of continuing uncertainty in the global economic environment), government regulations, food safety issues and product recalls affecting us or the industry, labor relations, taxes, political instability and terrorism; challenges in implementing the relocation of our corporate headquarters and other North American corporate functions to Charlotte, North Carolina; challenges in implementing restructuring and leadership changes announced in August and October 2012 including our ability to achieve the cost savings and other benefits anticipated from the restructuring; unusual weather events, conditions or crop risks; our continued ability to access the capital and credit markets on commercially reasonable terms and comply with the terms of our credit agreements; access to and cost of financing; and the outcome of pending litigation and governmental investigations involving us, as well as the legal fees and other costs incurred in connection with such items. We are a defendant in several pending legal proceedings that are described in Note 19 to the Consolidated Financial Statements, where unfavorable outcomes could be material to our results of operations or financial position. We believe that most of our products are well-positioned to continue to withstand the risks of the current global economic environment because they are healthy and convenient staple food items that provide value to consumers. See "Item 1A – Risk Factors" in the Annual Report on Form 10-K for a further description other risks.
Operations
The company reports the following three business segments:

•	Bananas: Includes the sourcing (purchase and production), transportation, marketing and distribution of bananas.

•
Salads and Healthy Snacks: Includes ready-to-eat, packaged salads, referred to in the industry as "value-added salads"; other value-added products, such as healthy snacking items, fresh vegetable and fruit ingredients used in foodservice, processed fruit ingredients; and our equity-method investment Danone Chiquita Fruits, which sells Chiquita-branded fruit smoothies in Europe (see Notes 7 and 20 to the Consolidated Financial Statements).

•
Other Produce: Includes the sourcing, marketing and distribution of whole fresh produce other than bananas. As part of the 2012 restructuring plan, we exited the North American deciduous business at the end of the California grape season in December 2012. Going forward, the primary product of the Other Produce segment is pineapples.

Certain corporate expenses are not allocated to the reportable segments and are included in "Corporate costs." Inter-segment transactions are eliminated. Segment information represents only continuing operations. See Note 20 to the Consolidated Financial Statements for information related to Deconsolidation, Divestitures and Discontinued Operations.

Financial information for each segment follows:

(In millions)	2012	2011	2010
Net sales:
Bananas	$1,985	$2,023	$1,938
Salads and Healthy Snacks	953	953	1,028
Other Produce	140	163	261
Total net sales	$3,078	$3,139	$3,227

Cost of sales:
Bananas	$1,720	$1,682	$1,672
Salads and Healthy Snacks	855	834	836
Other Produce	157	171	250
Corporate costs	11	11	12
Total cost of sales	$2,743	$2,698	$2,770

Segment results:
Bananas	$77	$127	$81
Salads and Healthy Snacks[1]	(218)	7	95
Other Produce	(18)	(37)	5
Corporate costs	(95)	(64)	(70)
Total segment results[2]	$(254)	$34	$111
Tables may not total or recalculate due to rounding.

[1]	2012 results include impairment charges related to goodwill, trademarks and the Danone JV equity-method investment, which are further discussed below.
2A reconciliation of segment results to "Operating income (loss)" is as follows:

(In millions)	2012	2011	2010
Segment results	$(254)	$34	$111
Other income attributed to Other Produce	—	—	(3)
Other income attributed to Corporate costs	—	—	(1)
Operating income (loss)	$(254)	$34	$108
Tables may not total or recalculate due to rounding.
BANANA SEGMENT
Net sales for the Banana segment were $2.0 billion, $2.0 billion and $1.9 billion in 2012, 2011 and 2010, respectively. Significant increases (decreases) in segment net sales compared to the year-ago periods were as follows:

(In millions)	2012 vs 2011	2011 vs 2010
Pricing	$6	$53
Volume	10	(7)
Average European exchange rates[1]	(63)	40
Other	10	(1)
Change in Banana segment net sales	$(37)	$85

[1]
Average European exchange rates include the effect of hedging, which was a benefit of $1 million, $1 million and $2 million in 2012, 2011 and 2010, respectively. See Note 11 to the Consolidated Financial Statements and Market Risk Management - Financial Instruments for further description of our hedging program.

In 2012 as compared to 2011, banana volume grew in North America and the Mediterranean and Middle East markets and fell in Core Europe (defined below) as we balanced our allocation of fruit with pricing and demand across the Mediterranean and European markets. Higher local currency pricing in Core Europe was more than offset by lower average European exchange rates. Year-over-year North American pricing was lower in 2012 because 2011 included force majeure surcharges from late January to the end of the second quarter to recover significantly higher sourcing costs resulting from weather-related supply shortages that began in late 2010.
Cost of sales in the Banana segment were $1.7 billion in each of 2012, 2011 and 2010. Significant increases (decreases) in segment cost of sales compared to the year-ago periods were as follows:

(In millions)	2012 vs 2011	2011 vs 2010
Volume	$20	$(21)
Sourcing and logistics costs	22	19
Average European exchange rates	(18)	22
Acceleration of losses on ship sublease arrangements	2	4
Tariffs	(4)	(8)
Gains on asset sales in 2011	5	(5)
Other	10	(1)
Change in Banana segment cost of sales	$37	$10
Sourcing costs include costs of producing fruit in our owned operations and purchasing fruit from our third party growers. Sourcing costs in our owned operations were higher in 2012 than 2011 due to a number of factors including labor cost increases, control of crop disease (primarily black sigatoka) and our rejuvenation programs. Sourcing costs in 2012 from purchased fruit were higher than 2011 primarily as a result of increased contractual purchase prices with our third party growers, which was partially offset by lower spot purchases in 2012. Sourcing costs in 2011 from purchased fruit were higher than 2010 as a result of increased prices for spot purchases and increased contractual purchase prices with our third party growers.
Logistics costs are significantly affected by fuel prices, including the effect of fuel hedges that were a benefit (expense) of $15 million, $47 million, and $(8) million in 2012, 2011 and 2010, respectively. Late in 2011, we implemented a new European shipping configuration that partially offset other increases in logistics costs. The new configuration involves shipment of part of our core volume in container equipment on board third-parties' container ships. This container capacity is more flexible than leasing entire ships and is expected to particularly benefit us in the second half of the year when volume is typically lower. These changes reduced our total expected bunker fuel purchases and the number of ports where bunker fuel is purchased, and accounting standards required us to recognize $12 million of unrealized fuel hedging gains in 2011 for hedge positions originally intended to hedge fuel purchases in future periods. Additionally, bunker fuel forward contracts that were in excess of our expected core fuel demand were sold and gains of $2 million were realized in 2011. See Note 11 to the Consolidated Financial Statements for further description of our hedging program. Also as a result of the shipping reconfiguration, five chartered cargo ships were subleased to third parties until the end of 2012, and eight ship charters were not renewed for 2013. In 2012, we accelerated $6 million of losses on the three sublease arrangements that began in the first quarter of 2012, net of $2 million of related deferred sale-leaseback gain amortization during the sublease period. We accelerated $4 million of losses in 2011 on the other two sublease arrangements that began in the fourth quarter of 2011.
Operating income in the Banana segment was $77 million, $127 million and $81 million in 2012, 2011 and 2010, respectively. Significant increases (decreases) in segment operating income (loss) compared to the year-ago periods were as follows:

(In millions)	2012 vs 2011	2011 vs 2010
Change in Banana segment net sales from above	$(37)	$85
Change in Banana segment cost of sales from above	(37)	(10)
Selling, general and administrative	24	(26)
Other	—	(2)
Change in Banana segment operating income	$(50)	$47
Selling, general and administrative expenses were lower in 2012 compared to 2011 as a result of cost reduction initiatives implemented throughout the year, including $17 million of reduced marketing investment and the restructuring that was announced in August 2012.

Our primary markets are in North America and Europe, but we also have sales in the Middle East and other markets. The majority of our sales in the Middle East are in Iran under license from the U.S. government that allows sale of food products to non-sanctioned parties. These sales are in U.S. dollars and represent $26 million of "Trade receivables, less allowances" on the Consolidated Balance Sheet at December 31, 2012. Even though the sales in Iran are permitted, the international sanctions against Iran are affecting the ability of Iranian customers to pay invoices within terms because it is difficult for them to obtain U.S. dollars, euros or other suitable currencies in sufficient quantity on a regular basis. Over the course of 2012, our receivable balance with these customers has increased, and we have established payment plans with each of these customers to reduce their balances. Most customers have so far been able to find acceptable methods of payment to comply with their payment plans. However, one significant customer has not, and as a result, we reserved $9 million of these receivables in 2012 representing the excess of the customer's obligations over the cash it has posted as collateral. We source bananas from the Philippines for sale in the Middle East under a committed-volume long term purchase contract with a former joint venture partner through 2016. We continue to develop other markets for these bananas, such as Iraq and Saudi Arabia, to diversify our risk in the region. However, Iran remains an important market for our Philippine-sourced bananas.
Our banana sales volumes1 in 40-pound box equivalents were as follows:

(In millions, except percentages)	2012	2011	% Change
North America	65.8	64.3	2.3%
Core Europe[2]	38.1	40.3	(5.4)%
Mediterranean[3]	11.2	10.0	11.3%
Middle East	6.7	5.9	14.5%
	121.8	120.5	1.1%
The following table shows year-over-year favorable (unfavorable) percentage changes in our banana prices and banana volume for 2012 compared to 2011:

	Q1	Q2	Q3	Q4	Year
Banana Prices
North America[4]	(5.9)%	(8.3)%	(2.2)%	(0.8)%	(4.6)%
Core Europe[2]
U.S. dollar basis[5]	(10.3)%	(5.5)%	(3.3)%	5.7%	(3.7)%
Local currency basis	(6.4)%	5.3%	8.4%	10.8%	4.0%
Mediterranean[3]	(14.2)%	(3.4)%	30.4%	41.5%	15.4%
Middle East	(0.1)%	4.6%	1.8%	0.1%	1.4%
Banana Volume
North America	(1.3)%	0.6%	0.8%	9.9%	2.3%
Core Europe[2]	1.0%	(4.7)%	(8.0)%	(10.6)%	(5.4)%
Mediterranean[3]	44.4%	61.1%	22.8%	(30.9)%	11.3%
Middle East	21.4%	13.3%	8.1%	24.6%	14.5%

[1]	Volume sold includes all banana varieties, such as Chiquita to Go, Chiquita minis, organic bananas and plantains.

[2]	Core Europe includes the 27 member states of the European Union, Switzerland, Norway and Iceland. Banana sales in Core Europe are primarily in euros, as well as other European currencies.

[3]	Mediterranean markets are mainly European and other Mediterranean countries that do not belong to the European Union.

[4]	North America pricing includes fuel-related and other surcharges.

[5]	Prices on a U.S. dollar basis exclude the effect of hedging.
We use hedging instruments (derivatives) to reduce the negative cash flow and earnings effect that any significant decline in the value of the euro would have on the conversion of euro-based revenue into U.S. dollars for up to 18 months in the future. During the second half of 2012, we increased our hedging coverage through 2013 to reduce our exposure to further declines in the value of the euro. Exchange rates adversely affected pricing by $63 million in 2012 and favorably affected pricing by $40 million in 2011, net of hedging. In January and February 2013, we increased hedging coverage through June 2014. To minimize the volatility that changes in fuel prices could have on the operating results of our core shipping operations, we also use hedging instruments (derivatives) to lock in prices of future bunker fuel purchases for up to three years in the future. Further discussion of hedging risks and instruments can be found under the caption Market Risk Management - Financial Instruments below, and Note 11 to the Consolidated Financial Statements.

The average spot and hedged euro exchange rates were as follows:

	Year Ended Dec. 31,
(Dollars per euro)	2012	2011	% Change
Euro average exchange rate, spot	$1.28	$1.39	(7.9)%
Euro average exchange rate, hedged	1.29	1.39	(7.2)%

EU Banana Import Regulation. From 2006 through 2010, bananas imported into the European Union ("EU") from Latin America, our primary source of fruit, were subject to a tariff of €176 per metric ton, while bananas imported from African, Caribbean and Pacific sources continue to enter the EU tariff-free (since January 2008 in unlimited quantities). In 2009, the EU and 11 Latin American countries reached the World Trade Organization ("WTO") Geneva Agreement on Trade in Bananas ("GATB"), under which the EU agreed to reduce tariffs on Latin American bananas annually, ending with a rate of €114 per metric ton by 2019. The GATB resulted in tariff rates per metric ton of €143, €136, and €132 in 2011, 2012 and 2013, respectively. The EU also signed a WTO agreement with the United States, under which it agreed not to reinstate WTO-illegal tariff quotas or licenses on banana imports.

In another regulatory development, in June 2012, the EU signed free trade area ("FTA") agreements with (i) Colombia and Peru and (ii) the Central American countries. Under both FTA agreements, the EU committed to reduce its banana tariff to €75 per metric ton over ten years for specified volumes of banana exports from each of the countries covered by these FTAs, and further required that the banana volumes assigned to each country under the Central American FTA be administered through export licenses. Implementation of an export license system in the 1990's (subsequently declared illegal) significantly increased our logistics and other export costs. The agreements are in various stages of ratification among the parties and are currently scheduled to be implemented in mid-2013 at the earliest. Because the approval procedures and implementation arrangements remain unsettled, it is unclear when these FTAs will be implemented, and what, if any, effect they will have on our operations.
SALADS AND HEALTHY SNACKS SEGMENT
Net sales for the Salads and Healthy Snacks segment were $953 million, $953 million and $1,028 million in 2012, 2011 and 2010, respectively. Significant increases (decreases) in segment net sales compared to the year-ago periods were as follows:

(In millions)	2012 vs 2011	2011 vs 2010
Pricing:
Retail value-added salads	$(13)	$5
Healthy snacks, foodservice and other	(5)	(3)
Volume:
Retail value-added salads	(32)	(65)
Healthy snacks, foodservice and other	48	14
Mix:
Retail value-added salads	—	(3)
Healthy snacks, foodservice and other	(10)	—
Returns and other sales reductions due to quality-related and manufacturing disruption matters	3	(4)
Other	8	(19)
Change in Salads and Healthy Snacks segment net sales	$(1)	$(75)
The declines in sales in our retail value-added sales during 2012 and 2011 were primarily due to lower volumes as a result of customer conversions from branded to private label that began in the fourth quarter of 2009 and continued into early 2012. While traditionally we were a supplier of branded product offerings, we expanded our product offerings as part of our strategic transformation in 2012 without the need for significant capital expenditures and we now offer private label packaged salads, organic packaged salads and whole-head lettuce products in order to be a more complete salad supplier to our customers. We expect these changes, announced in the second quarter of 2012, to positively impact our results in 2013. For example, during the fourth quarter of 2012 we were awarded private label business from certain retail grocery customers that is scheduled to commence at the end of the first quarter of 2013 and represents new estimated volume of 1.6 million cases for the last nine months of 2013. The decline in retail value-added salad sales was offset by increased sales volumes in both our healthy snack and foodservice offerings. "Other" decrease in sales from 2010 to 2011 includes $13 million decrease related to our European smoothie business which was deconsolidated in May 2010, after which net results of the resulting equity-method investment were recorded in "Equity in losses of investees." See further discussion below related to the deconsolidation of our European smoothie business.
Volume and pricing for Fresh Express-branded retail value-added salads was as follows:

(In millions, except percentages)	2012	2011	% Change
Volume (12-count cases)	46.7	49.2	(5.2)%
Pricing			(1.9)%
Pricing includes fuel-related and other surcharges. Fuel surcharges generally reset quarterly based on the previous quarter's average fuel index prices. The change in pricing represents the net change in sales resulting from changes in the prices of individual products without considering changes in mix of products sold.
Cost of sales for the Salads and Healthy Snacks segment were $855 million, $834 million and $836 million in 2012, 2011 and 2010, respectively. Significant increases (decreases) in segment cost of sales compared to the year-ago periods were as follows:

(In millions)	2012 vs 2011	2011 vs 2010
Volume:
Retail value-added salads	$(21)	$(28)
Healthy snacks, foodservice and other	37	12
Mix:
Retail value-added salads	—	8
Healthy snacks, foodservice and other	5	(1)
Industry input and manufacturing costs:
Retail value-added salads	8	1
Healthy snacks, foodservice and other	(12)	3
Quality-related and manufacturing disruption costs	(5)	11
Fresh Rinse technology customization costs	(3)	9
Other	12	(17)
Change in Salads and Healthy Snacks segment cost of sales	$21	$(2)
In 2011, we initiated a cost savings program to realign our overhead structure and innovation functions in our retail value-added salads business. In 2012, we were able to reduce commodity, manufacturing and quality costs through harvesting and manufacturing process improvements. These cost reductions realized in 2012 partially offset the effect of lower volumes of retail value-added salads and higher raw product input costs. In 2011, adverse weather conditions, industry input cost inflation, process customization associated with Fresh Rinse and product quality-related costs negatively affected cost of sales. Fresh Rinse is our produce wash that significantly reduces microorganisms on particular leafy greens compared to a conventional chlorine sanitizer. We converted all of our facilities to support the use of this technology during the first half of 2011, although we continue to use a conventional chlorine sanitizer for some products. Warmer weather conditions in the beginning of 2012 improved raw product yields and quality and, combined with process improvements implemented in the first half of 2012, resulted in improved quality and lower related costs. Additionally, in the fourth quarter of 2012 we recorded an inventory write-down of fruit ingredient products of approximately $5 million, which is reflected in "Other" above. "Other" decrease in cost of sales from 2010 to 2011 includes $7 million decrease related to our European smoothie business which was deconsolidated in May 2010, after which net results of the resulting equity-method investment were recorded in "Equity in losses of investees." See further discussion below related to the deconsolidation of our European smoothie business.

Operating income (loss) for the Salads and Healthy Snacks segment were $(218) million, $7 million and $95 million in 2012, 2011 and 2010, respectively. Significant increases (decreases) in segment operating income compared to the year-ago periods were as follows:

(In millions)	2012 vs 2011	2011 vs 2010
Change in Salads and Healthy Snacks segment net sales from above	$(1)	$(75)
Change in Salads and Healthy Snacks segment cost of sales from above	(21)	2
Selling, general and administrative	3	9
Equity in losses of investees, including impairment of Danone JV	(27)	(2)
Gain on deconsolidation of European smoothie business	—	(32)
Goodwill and trademark impairment	(180)	—
Other	1	10
Change in Salads and Healthy Snacks segment operating income	$(225)	$(88)
Selling, general, and administrative expenses were lower in 2012 compared to 2011 as a result of cost reduction initiatives implemented in 2011 and the restructuring that was announced in August 2012. In 2011, we initiated a cost savings program to realign our overhead structure and innovation functions in our retail value-added salads business. These cost reductions, realized in 2012, partially offset the effect of lower volumes of retail value-added salads. "Other" increase in operating income from 2010 to 2011 includes $7 million increase related to our European smoothie business which was deconsolidated in May 2010, after which net results of the resulting equity-method investment were recorded in "Equity in losses of investees." See further discussion below related to the deconsolidation of our European smoothie business.
The 2012 segment results also include a $157 million impairment charge to goodwill and a $23 million impairment charge to the Fresh Express trademark. Goodwill and trademarks are reviewed for impairment each fourth quarter, or more frequently if circumstances indicate the possibility of impairment. These impairment charges are the result of lower operating performance of retail value-added salad business, lower retail salad volumes, lower perceived valuation multiples in the packaged salad industry and continuing demand for private label versus branded products. See Notes 1 and 8 to the Consolidated Financial Statements for further information about goodwill and trademark impairments. The first quarter of 2012 also included $1 million to restructure our European healthy snacking sales force.
In May 2010, we sold 51% of our European smoothie business to Danone S.A. for €15 million ($18 million) and deconsolidated it. The deconsolidation and sale resulted in the creation of the Danone JV, which is a joint venture intended to develop, manufacture and sell packaged fruit juices and smoothies in Europe. The Danone JV is financed by the company and Danone in amounts proportional to the ownership interests, but limited in total without unanimous consent from the owners. The 2010 gain on the transaction that formed the Danone JV was $32 million including a gain of $15 million from the remeasurement of our 49% retained interest in the JV to fair value on the closing date. In 2012, the board of directors of the Danone JV approved a change in strategy and the related discontinuation of a key product. As a result, we determined that the decline in estimated fair value of our equity-method investment in the Danone JV was other than temporary, and we recorded a $32 million loss in 2012 to fully impair our investment and related assets and to record estimates of probable cash obligations to the Danone JV, which is included in "Equity in losses of investees" in the Consolidated Statements of Income. We have fully accrued our obligations to fund the Danone JV, which we believe are limited to €14 million ($18 million) through 2013 without unanimous consent of the owners. Sales of smoothies in Europe in 2010 before entering into the Danone JV in May 2010 were $13 million. See further discussion of the Danone JV in Notes 7 and 20 to the Consolidated Financial Statements.
In June 2012, we entered into a 20-year lease agreement for a salad production and warehousing facility in the Midwest that will replace three existing facilities in the region. The lease agreement contains two 5-year extension periods. The new facility is expected to be more automated and efficient than the three existing plants that it will replace and is expected to further reduce operating costs when it is completed in mid-2013. Though the construction costs are being financed by the lessor, because of the specialized nature of the facility we are acting as the construction agent and will be responsible for all construction activity during the construction period. This results in the company owning the facility for accounting purposes and as a result, we have recognized as of December 31, 2012 an asset of $28 million included in "Property, plant and equipment, net" and a corresponding $28 million obligation for the construction in progress of the leased facility included in "Other liabilities," which represents the cumulative cost of the facility through the balance sheet date. Total construction costs are expected to be approximately $40 million.
OTHER PRODUCE SEGMENT
Net sales for the segment were $140 million, $163 million and $261 million in 2012, 2011 and 2010, respectively. Cost of sales for the segment were $157 million, $171 million and $250 million in 2012, 2011 and 2010, respectively. A change in the second half of 2011 in standard contract language applicable to certain other produce sales in Europe resulted in recognizing the net amount retained in such sales (a commission earned as an agent) instead of recognizing gross sales and cost of sales, as when we acted as a principal in the transactions during the first half of 2011 and prior. Late in 2012, we announced a restructuring and a new strategy to focus on our core businesses of bananas and salads. As part of our restructuring plan, we exited our North American deciduous business after the end of the California grape season in December 2012; costs associated with this exit, such as asset impairments and severance, have been and will be included with the restructuring costs that are part of Corporate costs. We had already exited avocados earlier in 2012 and other types of low-margin produce in 2011 and 2010. Beginning in 2013, pineapples will be the primary product in the Other Produce segment because they are sourced from the same regions and can use the same logistical infrastructure as bananas. We will seek to opportunistically sell pineapples and other produce items where profitable or where they can effectively absorb fixed costs of the value chain of our core bananas and salads businesses. The North American deciduous business that we exited represented approximately $40 million of annual net sales and other discontinued products accounted for approximately $80 million of the 2010 sales; all of these exited products had an insignificant negative contribution to segment results.
Operating income (loss) for the segment were $(18) million, $(37) million and $5 million in 2012, 2011 and 2010, respectively. Excluding the $32 million grower advance reserve in the 2011 operating loss, our 2012 operating loss increased by $12 million, which was primarily due to lower average European exchange rates and higher fruit and logistics costs. Operating loss in 2012 included $2 million of costs primarily related to inventory write-offs from the discontinuation of avocados and other non-strategic, low-margin products as well as $1 million of costs related to a lease accrual. Operating loss in 2011 included a $32 million reserve for advances to a Chilean grower of grapes and other produce, and represented the remaining balance of advances that were not repaid. The grower declared bankruptcy in late 2011; however, we continue to negotiate recovery with the bankruptcy trustee and other creditors of the grower and have collected approximately $2 million in 2012. For further information on the grower advance, see Note 4 to the Consolidated Financial Statements. Segment results for 2011 were also affected by higher avocado sourcing and logistics costs in 2011 as compared to 2010.
CORPORATE COSTS
Corporate expenses not allocated to the reportable segments and excluding those related to the restructuring and relocation expenses discussed below were $58 million, $58 million and $70 million in 2012, 2011 and 2010, respectively. These expenses decreased from 2010 primarily due to lower legal fees, cost savings from innovation and marketing integration into the business units and lower management incentive compensation.
In August 2012, we announced a restructuring plan to transform our company into a branded commodity operator. The restructuring plan is designed to reduce costs and improve our competitive position by focusing our resources on the banana and salad businesses, reducing investment in non-core products, reducing overhead and manufacturing cost and limiting consumer marketing activities. We expect this initiative to result in annual savings of at least $60 million, including $25 million for completed headcount reductions and approximately $35 million for value chain cost reductions. In connection with this restructuring plan, we have eliminated approximately 300 positions worldwide. A total of $18 million of restructuring costs have been recognized in 2012, including $11 million of severance and $5 million of impairments primarily related to fixed assets and certain promotional and packaging materials included in inventories associated with non-core European healthy snacking businesses in "Restructuring and relocation costs." Restructuring costs also resulted in $2 million of goodwill impairment related to the European healthy snacking business recorded in "Goodwill and trademark impairment," which is included in Corporate costs. The restructuring was substantially complete at December 31, 2012, although cash payments related to the restructuring plan are expected to continue through 2014, primarily related to severance payments to the former chief executive officer.
During the fourth quarter of 2011, we committed to relocate our corporate headquarters from Cincinnati, Ohio to Charlotte, North Carolina, affecting approximately 300 positions. Concurrent with the headquarters relocation, we further consolidated approximately 100 additional positions previously spread across the U.S. to improve execution and accelerate decision-making. The relocation was substantially completed in 2012 and is expected to cost approximately $30 million (including net capital expenditures of approximately $5 million after allowances from the landlord), of which a significant portion is expected to be recaptured through state, local and other incentives through 2022. We do not expect the restructuring activities described above to affect the realization of the relocation incentives. In addition, we expect to generate ongoing cost savings of approximately $4 million annually from the benefits of consolidation of locations, more efficient staffing, lower rent and reduced travel costs. We recognized $20 million and $6 million of severance and other relocation costs during 2012 and 2011, respectively. In 2012, we also incurred $5 million of net capital expenditures related to the relocation. We expect to incur less than $1 million of additional expense primarily related to relocation, recruiting and other costs through 2013, at which time related cash payments will also be substantially complete.
See Note 3 to the Consolidated Financial Statements for further information about our relocation and restructuring activities.

INTEREST AND OTHER INCOME (EXPENSE)
Interest expense was $45 million, $52 million and $57 million in 2012, 2011 and 2010, respectively. Other income (expense), net was $(2) million, $(12) million and $3 million in 2012, 2011 and 2010, respectively. The decrease in interest expense for both 2012 and 2011 resulted primarily from debt reduction and refinancing activities occurring during the second half of 2011 that are further described below, in Note 10 to the Consolidated Financial Statements and in Financial Condition - Liquidity and Capital Resources below. These same debt reduction and refinancing activities also resulted in the other expense recorded in 2011. We expect our interest expense to increase in future periods due to higher interest rates resulting from the refinancing we completed in 2013. The latest refinancing significantly extends our debt maturities and reduces the cash required for debt service over the next several years, while still providing the ability to reduce debt with excess cash flow during this period. See further information regarding the terms, description of the security and restrictions in Note 10 to the Consolidated Financial Statements.
Other expense in 2012 primarily related to contingencies in Europe. Other income in 2010 included $3 million from the refund of consumption taxes paid between 1980 and 1990, $3 million from the collection of a grower advance that had been fully reserved since 2000 (attributed to the Other Produce segment), $3 million of expense related to contingencies in Europe (see Note 19 to the Consolidated Financial Statements) and a small loss of less than $1 million related to fees to repurchase Senior Notes in the open market at or near par.
INCOME TAXES
Income taxes were a net expense of $105 million in 2012 and a net benefit of $82 million and $2 million in 2011 and 2010, respectively. The income tax expense for 2012 includes a $130 million charge to income tax expense to establish a valuation allowance against all of our U.S. federal and state deferred tax assets, which are primarily net operating losses. The net income tax benefit for 2011 includes a $87 million U.S. valuation allowance release, partially offset by a $6 million charge for a tax settlement in Italy as described in Notes 15 and 19 to the Consolidated Financial Statements.
The future realization of deferred tax assets depends on the existence of sufficient taxable income in future periods. When considering the sufficiency of future taxable income, sources include historical taxable income, the expected timing of the reversal of existing temporary differences, the implementation of tax planning strategies and projected future taxable income. In assessing the need for a valuation allowance, both positive and negative evidence are considered in determining whether it is more-likely-than-not that the deferred tax assets will not be realized. Our three-year cumulative loss position in our North American businesses is considered to be significant negative evidence. The three-year cumulative loss primarily resulted from the restructuring and relocation activities described in Note 3, the trademark impairment described in Note 8 and the reserve for grower receivables described in Note 4. Our primary positive evidence that U.S. deferred tax assets will be realized related to forecasts of future taxable income, which shows the utilization of the net operating losses within the statutory tax carryforward periods; however, accounting guidance restricts the amount of reliance that can be placed on future taxable income because it is not objectively verifiable. As a result, we recorded a $130 million valuation allowance in the fourth quarter of 2012. Recording a valuation allowance does not restrict our ability to utilize the future deductions and net operating losses associated with the deferred tax assets assuming taxable income is recognized in future periods, and does not affect our liquidity, borrowing ratios or the availability of other capital resources. Additionally, a sustained period of profitability in our North American businesses will be required before we would change our judgment regarding the need to reverse the full amount of the valuation allowance. Until such time, income or loss in the U.S. will not result in income tax expense or benefit because a corresponding valuation allowance will be released or established for the same value.
In the second quarter of 2011, as a result of sustained improvements in the performance of our North American businesses and the benefits of debt reduction over several years, we generated annual U.S. taxable income beginning with tax year 2009 through 2011, and expected this trend to continue, even if seasonal losses may have been incurred in interim periods. In 2011, our forecast included increased visibility to North American banana pricing and stabilized sourcing costs. As a result of considerations of the positive evidence, which out weighed the negative evidence at the time, we recognized an $87 million income tax benefit in the second quarter of 2011 for the reversal of valuation allowances against 100% of the U.S. federal deferred tax assets and a portion of the state deferred tax assets, primarily U.S. net operating loss carryforwards, which were considered to be more likely than not to be realized in the future. The income tax benefit in 2011 also did not affect the amount of cash paid for taxes and did not affect our liquidity, borrowing ratios or the availability of other capital resources.
Our overall effective tax rate may also vary significantly from period to period due to the level and mix of income among domestic and foreign jurisdictions and the creation or release of valuation allowances. Many of these foreign jurisdictions have tax rates that are lower than the U.S. statutory rate, and we continue to maintain full valuation allowances on deferred tax assets in some of these foreign jurisdictions. See Note 15 to the Consolidated Financial Statements for further information about our income taxes and valuation allowances.

OTHER SIGNIFICANT TRANSACTIONS AND EVENTS
Sale of Investment in Coast Citrus Distributors. In 2010, we sold our 49% investment in Coast Citrus Distributors, Inc. for $18 million in cash, which approximated its carrying value. Prior to the sale, we accounted for this investment using the equity method.
Sale of Atlanta AG – Discontinued Operations. In 2008, we sold our subsidiary, Atlanta AG ("Atlanta"). In 2010, we collected €6 million ($7 million) of this sale price, which had been held in escrow to secure any potential obligations under the sale agreement. In 2012 and 2010, we recorded $2 million and $3 million of expense, respectively, based on new information about our indemnity obligations under the sale agreement, which is included in "Loss from discontinued operations, net of income taxes" in the Consolidated Statements of Income. In the first quarter of 2013, we settled remaining contingent consideration related to the sale in connection with extending the ripening and services agreement with the buyer.
Liquidity and Capital Resources
We believe that our cash position, cash flow generated by operating subsidiaries and borrowing capacity will provide sufficient cash reserves and liquidity to fund our working capital needs, capital expenditures and debt service requirements for at least twelve months. At December 31, 2012, we had a cash balance of $51 million and $40 million in borrowings under our senior secured revolving facility, under which $88 million was available after $22 million was used to support letters of credit. We did not borrow under our revolving credit facility in 2011 and 2010. We were in compliance with the financial covenants of our Credit Facility at December 31, 2012. As described below, we completed a refinancing on February 5, 2013, and we expect to remain in compliance with each of our current debt instruments for at least 12 months from the date of this filing.
On February 5, 2013, we issued $425 million of 7.875% senior secured notes ("7.875% Notes") due February 1, 2021 at 99.274% of par and entered into a 5-year secured asset-based lending facility ("ABL Facility") that has a maximum borrowing capacity of $200 million, subject to a borrowing base calculation based on specified percentages of our domestic accounts receivable, certain inventory and certain domestic machinery and equipment with the potential for additional advances against foreign accounts receivable. The ABL Facility matures at the earlier of February 5, 2018 or 60 days prior to the maturity of our existing 4.25% Convertible Senior Notes due August 15, 2016, unless such notes have been satisfactorily refinanced. The ABL Facility also includes a $7.5 million term loan (the "ABL Term Loan"), which requires annual repayments of approximately $2 million commencing April 1, 2013. The initial borrowing capacity of the ABL Facility other than the ABL Term Loan was $112 million, of which we borrowed $37 million on the closing date and used $21 million to support letters of credit, leaving $54 million of availability at commencement. The $457 million of net proceeds from issuance of the 7.875% Notes and the initial borrowings of the ABL Facility were used to retire the Credit Facility (Term Loan and Revolver, as defined below) and the 7½% Senior Notes at par plus accrued interest on March 7, 2013. This refinancing significantly extends our debt maturities and reduces the cash required for debt service over the next several years, while still providing the ability to reduce debt with excess cash flow during this period. See further information regarding the terms, description of the security and restrictions in Note 10 to the Consolidated Financial Statements.
Total debt consisted of the following:

	December 31,
(In thousands)	Pro Forma[1]	2012	2011
7.875% Senior Notes due 2021, net of discount	$421,915	$—	$—
7½% Senior Notes due 2014	—	106,438	106,438
4.25% Convertible Senior Notes due 2016[2]	153,082	153,082	143,367
ABL Credit Facility	36,500	—	—
ABL Term Loan	7,500	—	—
Credit Facility Revolving Loan	—	40,000	—
Credit Facility Term Loan	—	305,250	321,750
Other	755	755	924
Total debt	$619,752	$605,525	$572,479

[1]	Pro forma column gives effect for the refinancing activities discussed above as if it had occurred on December 31, 2012.

[2]
Amount included in the table represents the carrying amount of the Convertible Notes debt component. The principal amount of the Convertible Notes is $200 million. See Note 10 to the Consolidated Financial Statements for further information.

In 2010 through 2012, we engaged in a series of refinancing activities that reduced average outstanding debt and interest payments and provided financial flexibility. Our financing activity is more fully described in Note 10 to the Consolidated Financial Statements.

•
In June 2012 we entered into a Second Amendment to the Amended and Restated Credit Agreement dated July 26, 2011 (as amended, the "Credit Facility"). The amended Credit Facility maintained the $330 million senior secured term loan ("Term Loan") and a $150 million senior secured revolving facility ("Revolver"), both maturing July 26, 2016 (May 1, 2014, if we did not repay, refinance, or otherwise extend the maturity of the 7½% Senior Notes by such date). In connection with the amendment, we incurred $2 million of fees that were recognized over the remaining term of the Credit Facility.

•
In December 2011 we redeemed $50 million of our 7½% Senior Notes due 2014 at 101.250% of their par value (plus interest to the redemption date) incurring less than $1 million of expense in 2011 for call premiums and deferred financing fee write-offs.

•
In July 2011 we amended and restated our Credit Facility. We used the proceeds to retire both a preceding senior secured credit facility and purchase $133 million of our 8 7/8% Senior Notes due 2015 in a July 2011 tender offer at 103.333% of their par value plus interest to the redemption date. We used the remainder of the proceeds together with available cash to redeem the remaining $44 million of the 8 7/8% Senior Notes in August 2011 at 102.958% of their par value plus interest to the redemption date. In total, these refinancing efforts resulted in an aggregate $12 million of "Other income (expense)" in 2011 for tender premiums, call premiums and deferred financing fee write-offs, as well as approximately $5 million of cash expenditures for deferred financing fees for the Credit Facility.

•	In addition to our debt service requirements, we repurchased a total of $13 million of 7½% and 8 7/8% Senior Notes in the open market in 2010.
In June 2012, we entered into a 20-year lease agreement for a salad production and warehousing facility in the Midwest that will replace three existing facilities in the region. The lease agreement contains two 5-year extension periods. The new facility is expected to be more automated and efficient than the three existing plants that it will replace and is expected to further reduce operating costs when it is completed in mid-2013. Though the construction costs are being financed by the lessor, because of the specialized nature of the facility we are acting as the construction agent and will be responsible for all construction activity during the construction period. This results in the company owning the facility for accounting purposes and as a result, we have recognized as of December 31, 2012 an asset of $28 million included in "Property, plant and equipment, net" and a corresponding $28 million obligation for the construction in progress of the leased facility included in "Other liabilities," which represents the cumulative cost of the facility through the balance sheet date. Total construction costs are expected to be approximately $40 million.
The following table summarizes our contractual obligations for future cash payments at December 31, 2012:

(In thousands)	Total	2013	2014 -2015	2016 -2017	Later years
Long-term debt[1]	$651,688	$64,750	$172,438	$414,500	$—
Capital and build-to-suit leases[2]	56,652	2,820	6,047	5,630	42,155
Operating leases[3]	341,868	123,571	118,924	65,292	34,081
Purchase commitments[4]	2,732,936	835,009	984,322	496,808	416,797
Interest on debt[5]	90,265	32,448	45,776	12,041	—
Pension and severance obligations[6]	105,061	9,257	19,656	22,481	53,667
Other	45,633	9,216	18,431	16,595	1,391
	$4,024,103	$1,077,071	$1,365,594	$1,033,347	$548,091

[1]
The table summarizes contractual obligations for future cash payments at December 31, 2012 and includes only scheduled principal maturities, $40 million of borrowings under the Revolver to fund working capital needs, and the full $200 million principal of our Convertible Senior Notes due 2016. On February 5, 2013, we used the net proceeds from issuance of the 7.875% Notes and the initial borrowings of the ABL Facility to retire the Credit Facility (Term Loan and Revolver) and the 7½% Senior Notes. Principal repayment obligations as of February 5, 2013 were $1 million in 2013, a total of $3 million in 2014-2015, a total of $203 million in 2016-2017 and a total of $462 million in later years. See Note 10 to the Consolidated Financial Statements.

[2]
Capital and build-to-suit leases consist primarily of a 20-year lease for a salad production and warehousing facility in the Midwest. As of December 31, 2012, the obligation for the construction in progress of the leased facility was $28 million, which represents the cumulative cost of the facility at December 31, 2012. See Note 13 to the Consolidated Financial Statements.

[3]
Certain operating leases of containers contain residual value guarantees under which we guarantee a certain minimum value at the end of the lease in the event we do not exercise our purchase option or the lessor cannot recover the guaranteed amount. The table does not include these amounts because the fair value of the containers at the end of the lease terms is expected to exceed the residual value that was guaranteed under the lease; therefore, we do not expect to make payments under the residual value guarantees. We estimate that the residual value guarantees are approximately $16 million at December 31, 2012.

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

[5]
Interest on debt represents expected cash payments for interest at December 31, 2012 based on amounts that would be outstanding if only scheduled principal repayments are included prior to the maturity of each debt instrument. Amounts in the table reflect interest rates of LIBOR plus 4.75% for the Term Loan and Revolver during the Covenant Amendment Period, and LIBOR plus 3.00% and 2.75% for the Term Loan and Revolver, respectively, for all future periods. On February 5, 2013, we used the net proceeds from issuance of the 7.875% Notes and the initial borrowings of the ABL Facility to retire the Credit Facility (Term Loan and Revolver) and the 7½% Senior Notes, resulting in interest on debt obligations as of February 5, 2013 of $40 million in 2013, a total of $86 million in 2014-2015, a total of $74 million in 2016-2017 and a total of $106 million in later years.

[6]	Obligations in foreign currencies are calculated using the December 31, 2012 exchange rates.
Cash and equivalents were $51 million and $45 million at December 31, 2012 and 2011, respectively, and are composed of either bank deposits or amounts invested in money market funds. Cash provided by operations was $33 million, $39 million, and $98 million for 2012, 2011 and 2010, respectively. In January 2012, as a result of a favorable decision from a court in Salerno, Italy, we received €20 million ($26 million) related to a refund claim we had made with respect to certain consumption taxes paid between 1980 and 1990, and the cash received has been deferred to "Other liabilities" pending final result of the appeal process. See Note 19 to the Consolidated Financial Statements for further information. This cash receipt was offset by increases in accounts receivable primarily resulting from longer collection periods in the Middle East and Europe and other changes in working capital. See Note 13 to the Consolidated Financial Statements. Cash provided by operations decreased in 2011 from 2010 primarily due to lower operating results and an increase in working capital, which included an increase in Banana segment inventory primarily due to higher cost of bunker fuel in inventory and timing of shipping schedules that resulted in more inventory in transit. We expect operating cash flows to improve as a result of our restructuring activities and will prioritize any cash flows in excess of operating needs for debt reduction. A subsidiary has a €17 million committed credit line for bank guarantees used primarily for payments due under import licenses and duties in European Union countries. As of the date of this filing, we have €8 million of cash equivalents in a compensating balance arrangement related to this committed credit line that was required in connection with the February 2013 refinancing activities described above.
Cash flow used in investing activities includes capital expenditures of $53 million, $76 million and $66 million for 2012, 2011 and 2010, respectively. Capital expenditures in 2011 were higher primarily due to the 2011 installation and upgrade of equipment to produce value-added salads.
Depending on fuel prices, we can have significant obligations or amounts receivable under our bunker fuel forward arrangements, although we would expect any liability or asset from these arrangements to be offset by the purchase price of fuel. At December 31, 2012 and 2011, our bunker fuel forward contracts were an asset of $9 million and $15 million, respectively. Depending on euro pricing, we can have significant obligations or amounts receivable under our euro-based currency hedging contracts, although we would expect any liability or asset from these contracts to be more than offset by an increase in the dollar realization of the underlying sales denominated in foreign currencies. At December 31, 2012 and 2011, our euro-based currency hedging contracts were an asset (liability) of $(23) million and $5 million, respectively. The amount ultimately due or receivable will depend upon fuel prices for our bunker fuel forward arrangements or the exchange rate for our euro-based hedging contracts at the dates of settlement. In December 2011, we sold certain bunker fuel forward contracts with various maturity dates through December 2013 for $7 million as a result of our shipping reconfiguration. The related forecasted hedged transactions were still probable of occurrence, and therefore the effective portion of gains or losses continue to be deferred in "Accumulated other comprehensive income (loss)" until each maturity date. See Market Risk Management – Financial Instruments below and Notes 1, 11 and 12 to the Consolidated Financial Statements for further information about our hedging activities. We expect operating cash flows will be sufficient to cover our hedging obligations, if any.
In September and October 2012, we self-disclosed that our filings and order of payment related to certain value-added tax ("VAT") payments surrounding the importation and sale of bananas were incorrect even though our VAT collections and payments were correct in total. Each jurisdiction may allow us to simply correct the filings, or they may require us to follow the prescribed process and also pay VAT and at the same time request refunds of that VAT either in whole or in installments. The VAT in question totals $79 million at December 31, 2012 exchange rates, and if we are required to pay and request refunds for the same amount, it could result in a short-term cash requirement that would be funded through existing cash resources and draws on our ABL, if necessary. If we are required to pay in full and subsequently be refunded the entire amount, availability under our ABL may not be sufficient and we could be required to obtain alternate short-term capital resources. Because we self-disclosed and VAT ultimately paid and collected was correct, we do not anticipate incurring any penalties.
We face certain contingent liabilities which are described in Note 19 to the Consolidated Financial Statements; in accordance with generally accepted accounting principles, reserves have not been established for most of the ongoing matters, since unfavorable outcomes are not deemed to be probable, even when we have been required to deposit payments to preserve our right to appeal some of the Italian customs and tax cases. In connection with these contingent liabilities, we have been required to deposit payments in installments totaling €54 million ($72 million) through 2018 to preserve our right to appeal the customs and tax assessments. Of these assessments, we have deposited €16 million ($21 million) through December 31, 2012, of which €7 million ($9 million) is included in "Other current assets" and €9 million ($12 million) is included in "Investments and other assets, net" on the Consolidated Balance Sheet pending resolution of the appeals process. The installment plans as of December 31, 2012 call for annual deposit payments of approximately €7 million ($9 million) through 2016, €6 million ($8 million) in 2017 and €1 million ($1 million) in 2018; however, if we ultimately prevail in these cases, any deposits we have made will be refunded with interest. Because court rulings have varied, we have not been assessed in similar matters in other jurisdictions, but we may be required to make additional payments based on future appeals or court rulings. We presently expect that we would use existing cash and borrowing resources together with operating cash flow to satisfy any such liabilities. It is possible that in future periods we could have to pay damages or other amounts in excess of the installment plans, the exact amount of which would be at the discretion of the applicable court or regulatory body.
Also as described in Note 19 to the Consolidated Financial Statements, in connection with a court judgment against one of our insurance carriers, National Union, we have received $11 million through December 31, 2012 from National Union. We have deferred these cash receipts in "Other liabilities" pending resolution of the appeals process. If National Union ultimately is successful, we may be required to repay the reimbursements received from National Union.
We have not made dividend payments since 2006. Many of our debt instruments, including the 7.875% Notes and the ABL Facility, which are described in Note 10 to the Consolidated Financial Statements, impose limitations on CBII's ability to pay dividends on its common stock.
Market Risk Management – Financial Instruments
HEDGING INSTRUMENTS
Our products are distributed in nearly 70 countries. International sales are made primarily in U.S. dollars and major European currencies. We reduce currency exchange risk from sales originating in currencies other than the U.S. dollar by exchanging local currencies for dollars promptly upon receipt. We consider our exposure, current market conditions and hedging costs in determining when and whether to enter into new hedging instruments to hedge the dollar value of our estimated euro net sales up to 18 months into the future. We may use average rate put options, average rate collars (an average rate put option paired with an average rate call option) and average rate forward contracts to manage our exposure to euro exchange rates. Average rate put options require an upfront premium payment and reduce the risk of a decline in the value of the euro without limiting the benefit of an increase in the value of the euro. Average rate euro call options sold by us require an upfront premium payment to be received from the counterparty and limit the benefit of an increase in the value of the euro without limiting the risk of a decline in the value of the euro. We may use average rate call options to reduce the cost of currency hedging coverage. Average rate forward contracts lock in the value of the euro and do not require an upfront premium. In some cases, we may enter into an average rate put and an average rate call at the same strike rate to lock in the future exchange rate of the notional amount, similar to an average rate forward.
At December 31, 2012, we had average rate euro put option hedge positions that protect approximately 50% of our expected net sales for 2013 from a decline in the exchange rate below $1.20 per euro. We had euro rate call option hedge positions that limit the benefit of approximately 50% of our expected net sales for 2013 from an increase in the exchange rate above $1.28 per euro. We also have average rate euro put options paired with average rate euro call options at the same strike rate that effectively lock in the value of the euro at $1.23 per euro for approximately 35% of our expected net sales for 2013. In January and February 2013, we entered into average rate euro put option hedge positions that protect from a decline in the exchange rate below $1.30 per euro and euro rate call option hedge positions that limit the benefit of an increase in the exchange rate above $1.38 per euro for approximately 25% of our expected net sales through the second quarter of 2014. We also entered into average rate euro put options paired with the average rate euro call options at the same strike rate that effectively lock in the value of the euro at $1.33 per euro for approximately 25% of our expected net sales through the second quarter of 2014. These positions can offset decreases in the value of the euro or can limit the benefit of an increase in the exchange rate, but in either case reduce the volatility of change in the value of the euro. We expect that any loss on these contracts would be more than offset by an increase in the dollar realization of the underlying sales denominated in foreign currencies.
Our shipping operations are exposed to the risk of rising fuel prices. To reduce the risk of rising fuel prices, we enter into bunker fuel forward contracts (swaps) that allow us to lock in fuel prices up to three years in the future. Bunker fuel forward contracts can offset increases in market fuel prices or can result in higher costs from declines in market fuel prices, but in either case reduce the volatility of changing fuel prices on our results. In 2011, we reduced our expected total bunker fuel consumption and changed the ports where bunker fuel is purchased through the implementation of a new shipping configuration. These changes resulted in recognition of $12 million of unrealized gains on bunker fuel contracts in "Cost of sales" in the Consolidated Statements of Income in the third quarter of 2011 originally intended to hedge bunker fuel purchases in future periods. These unrealized gains, previously deferred in "Accumulated other comprehensive income (loss)," were recognized because the forecasted hedged bunker fuel purchases, as documented by us, became probable not to occur. Bunker fuel forward contracts that were in excess of expected core fuel demand were sold and gains of $2 million were realized. The price we pay to ship bananas and other produce in container equipment on board third parties' container ships includes an adjustment for fuel costs that is not subject to our hedging program. At December 31, 2012, we had deferred gains (losses) on bunker fuel hedges included in "Accumulated other comprehensive income (loss)" of $6 million, less than $(1) million and $1 million that are expected to offset (increase) our cost of bunker fuel in 2013, 2014 and 2015, respectively, and represent coverage for expected fuel purchases of approximately 70%, 70% and 50%, respectively.
We carry hedging instruments at fair value on our Consolidated Balance Sheets. The fair value of the currency hedge portfolio and bunker fuel forward contracts was a net liability of $15 million at December 31, 2012 and a net asset of $20 million at December 31, 2011. A hypothetical 10% increase in the euro currency rates would have resulted in a decline in fair value of the currency hedge portfolio of approximately $46 million at December 31, 2012. However, we expect that any loss on these put and call options would be more than offset by an increase in the dollar realization of the underlying sales denominated in foreign currencies. A hypothetical 10% decrease in bunker fuel rates would result in a decline in fair value of the bunker fuel forward contracts of approximately $15 million at December 31, 2012. However, we expect that any decline in the fair value of these contracts would be offset by a decrease in the cost of underlying fuel purchases.
See Notes 1 and 11 to the Consolidated Financial Statements for additional discussion of our hedging activities. See Note 12 to the Consolidated Financial Statements for additional discussion of fair value measurements.
DEBT INSTRUMENTS
We are exposed to interest rate risk on our variable rate debt, which is primarily the outstanding balance under our ABL Facility. We had approximately $345 million of variable rate debt, primarily under our Credit Facility, at December 31, 2012 (see Note 10 to the Consolidated Financial Statements). A 1% change in interest rates would result in a change to interest expense of approximately $3 million annually. The refinancing in 2013 (further discussed in Liquidity and Capital Resources above) significantly reduced our exposure to changes in interest rates because our variable rate debt was reduced to $44 million based on initial borrowings under the ABL Facility. Based on this level of borrowing under the ABL Facility, a 1% change in interest rates would result in a change to interest expense of less than $1 million annually.
Although the Consolidated Balance Sheets do not present debt at fair value, we have a significant amount of fixed-rate debt whose fair value could fluctuate as a result of changes in prevailing market rates. At December 31, 2012, we had $306 million principal balance of other fixed-rate debt, which included the 7½% Senior Notes due 2014 and the 4.25% Convertible Senior Notes due 2016. The $200 million principal balance of the Convertible Notes is greater than their $153 million carrying value due to the accounting standards for convertible notes such as ours that are described in Note 10 to the Consolidated Financial Statements. A hypothetical 0.50% increase in interest rates would have resulted in a decline in the fair value of our fixed-rate debt of approximately $4 million at December 31, 2012. The 7.875% Notes issued in the February 2013 refinancing (further discussed in Liquidity and Capital Resources above) are also fixed-rate debt, and after the refinancing we had $625 million principal balance of fixed-rate debt, which includes the 7.875% Notes due 2021 and the 4.25% Convertible Senior Notes due 2016. Based on this level of fixed-rate debt, a hypothetical 0.50% increase in interest rates would have resulted in a decline in the fair value of our fixed-rate debt of approximately $16 million at December 31, 2012.
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
Critical Accounting Policies and Estimates
Our significant accounting policies are summarized in Note 1 to the Consolidated Financial Statements. The additional discussion below addresses only our most significant judgments:
REVIEWING THE CARRYING VALUES OF GOODWILL AND INTANGIBLE ASSETS
Impairment reviews comparing fair value to carrying value are highly judgmental and involve the use of significant estimates and assumptions, which determine whether there is potential impairment and the amount of any impairment charge recorded. Fair value assessments involve estimates of discounted cash flows that are dependent upon discount rates and long-term assumptions regarding future sales and margin trends, market conditions, cash flow and multiples of revenue and earnings before interest, taxes, depreciation and amortization ("EBITDA"). Actual results may differ from these estimates. Fair value measurements used in the impairment reviews of goodwill and intangible assets are Level 3 measurements, as described in

Note 12. See further information about our policy for fair value measurements below under "Fair Value Measurements" and in Note 12.
A significant portion of our goodwill, trademarks and intangible assets relate to our salad operations, Fresh Express. Due to lower operating performance of retail value-added salad business, lower retail value-added salad volumes, lower perceived valuation multiples in the packaged salad industry and continuing demand for private label versus branded products, the 2012 analyses resulted in a $157 million ($157 million after-tax) impairment charge to goodwill and a $23 million ($14 million after-tax) impairment charge to our Fresh Express trademark. We also fully impaired goodwill related to a non-core business in 2012, resulting in $2 million of additional goodwill impairment charges.
Goodwill. Goodwill is reviewed for impairment each fourth quarter, or more frequently if circumstances indicate the possibility of impairment. The 2011 and 2010 reviews did not indicate impairment; however impairment charges resulted from the 2012 review.
The first step of the impairment review compares the fair value of our Fresh Express reporting unit to the carrying value. Consistent with prior impairment reviews, we estimated the fair value of the reporting unit using a combination of: (i) a market approach based on multiples of revenue and EBITDA from recent comparable transactions and other market data; and (ii) an income approach based on expected future cash flows discounted at 13.0%, 9.7% and 9.6% in 2012, 2011 and 2010, respectively. The increase in the discount rate for the 2012 analysis reflects the additional industry-specific risk corresponding to the lower perceived revenue and EBITDA multiples for the packaged salad industry. The market approach and the income approach were weighted equally based on judgment of the comparability of the recent transactions and the risks inherent in estimating future cash flows. We considered recent economic and industry trends, as well as risk in executing our current plans from the perspective of a hypothetical buyer in estimating Fresh Express' expected future cash flows in the income approach. In 2012, the first step of the impairment analysis indicated impairment, which was measured in the second step. In 2011 and 2010, the first step did not indicate impairment because the estimated fair value of our Fresh Express reporting unit was greater than its carrying value; therefore, the second step was not required. In addition, no events or changes in circumstances occurred in 2012, 2011 or 2010 that required impairment testing in between annual tests.
The second step measures the implied value of goodwill by subtracting the fair value of our Fresh Express reporting unit's assets and liabilities, including intangible assets, from the fair value of Fresh Express as estimated in step 1. The 2012 goodwill impairment charge was measured as the difference between the implied value of goodwill and the carrying value.
Significant assumptions used to estimate the fair value of the Fresh Express reporting unit include estimates of future cash flows, discount rate and multiples of revenue and EBITDA. These assumptions are typically not considered individually because assumptions used to select one variable should also be considered when selecting other variables; however, sensitivity of the overall fair value assessment to each significant variable is also considered. In the 2011 and 2010 analyses, reasonably possible fluctuations in the discount rate, cash flows or market multiples did not indicate impairment. In 2011 and 2010, we also considered the operation of the business in several possible business environments; in each case we assumed that Fresh Express would be able to recapture increases in commodity costs affecting the industry, such as increases in transportation or raw product costs. In the 2012 analysis, a 1.0 percentage point increase in the selected discount rate would have resulted in $8 million of additional impairment, and a 5% decrease in the selected multiples of revenue and EBITDA would have resulted in $10 million of additional impairment.
Trademarks. Trademarks are indefinite-lived intangible assets that are not amortized and are also reviewed each fourth quarter, or more frequently if circumstances indicate the possibility of impairment. In addition, no events or changes in circumstances occurred in 2012, 2011 or 2010 that required impairment testing in between annual tests. The review compares the estimated fair values of the trademarks to the carrying values. The 2011 and 2010 reviews did not indicate impairment because the estimated fair values were greater than the carrying values. As noted above, the 2012 review resulted in an impairment charge to the Fresh Express trademark. Consistent with prior reviews, we estimated the fair values of the trademarks using the relief-from-royalty method. The relief-from-royalty method estimates the royalty expense that is avoided as a result of owning the respective trademarks. The royalty savings are measured by applying a royalty rate to projected sales to estimate cash flows attributable to the trademark then converting those cash flows (after-tax) to a present value using a discount rate that considers the risk associated with owning the trademarks. Royalty rates are selected based on recent available data for similar trademark license arrangements as well as assessments of the cash flows from the business activities related to the trademark.
For the Chiquita trademark, we assumed royalty rates of 2.5%, 3.0% and 3.0% and discount rates of 11.0%, 11.3% and 11.1% in the 2012, 2011 and 2010 impairment analyses, respectively. The fair value estimate is most sensitive to the royalty rate but reasonably possible fluctuations in both the royalty rates and the discount rates for both of our Chiquita trademarks also did not indicate impairment.
For the Fresh Express trademarks, we assumed royalty rates of 1.0%, 3.0% and 3.0% and discount rates of 13.0%, 11.3% and 11.1% in the 2012, 2011 and 2010 impairment analyses, respectively. A 0.5 percentage point decrease in the selected royalty rate in the 2012 analysis would have resulted in $18 million of additional impairment and a 1.0 percentage point increase in the selected discount rate would have resulted in an additional $3 million of impairment. At the time of the 2011 and 2010 analyses, reasonably possible fluctuations in the selected royalty rate or the selected discount rate did not indicate impairment.
Other Intangible Assets. Our intangible assets with definite lives consist of customer relationships and patented technology primarily related to Fresh Express. These assets are amortized on a straight-line basis (which approximates the attrition method) over their estimated remaining lives. The weighted average remaining lives of our Fresh Express customer relationships and patented technology are 11 years and 9 years, respectively. As amortizable intangible assets, we review the carrying value only when impairment indicators are present, by comparing (i) estimates of undiscounted future cash flows, before interest charges, included in the our operating plans versus (ii) the carrying values of the related assets. Tests are performed over asset groups at the lowest level of identifiable cash flows. No impairment indicators existed in 2011 or 2010. The failure of step 1 of the goodwill impairment analysis was an impairment indicator in 2012, but the undiscounted cash flows associated with the other intangible assets were greater than the carrying value, and therefore, no impairment was present.
REVIEWING THE CARRYING VALUES OF PROPERTY, PLANT AND EQUIPMENT
We also review the carrying value of our property, plant and equipment when impairment indicators are present. Tests are performed over asset groups at the lowest level of identifiable cash flows. In 2012, we recorded $2 million of impairment charges in connection with our restructuring, which is recorded as "Restructuring and relocation costs" in the Consolidated Statements of Income. See Note 3 for additional description of the restructuring. No material impairment charges were recorded during 2011 or 2010. The failure of step 1 of the goodwill impairment analysis was an impairment indicator in 2012, but the undiscounted cash flows associated with the property, plant and equipment were greater than the carrying value and therefore no impairment was present.
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
ACCOUNTING FOR PENSION AND TROPICAL SEVERANCE PLANS
Significant assumptions used in the actuarial calculation of projected benefit obligations related to our defined benefit pension and foreign pension and severance plans include the discount rate and the long-term rate of compensation increase. The weighted average discount rate assumptions used to determine the projected benefit obligations for domestic pension plans were 3.5% and 4.25% at December 31, 2012 and 2011, respectively, which were based on a yield curve which uses the plans' expected payouts combined with a large population of high quality, fixed income investments in the U.S. that are appropriate for the expected timing of the plans’ payments. The weighted average discount rate assumptions used to determine the projected benefit obligations for the foreign pension and severance plans was 6.75% for both December 31, 2012 and 2011, which represented the 10-year U.S. Treasury rate adjusted to reflect local inflation rates in these countries. The weighted average long-term rate of compensation increase used to determine the projected benefit obligations for both domestic and foreign plans was 5.00% in 2012 and 2011. Determination of the net periodic benefit cost also includes an assumption for the weighted average long-term rate of return on plan assets, which was assumed to be 8.00% and 8.00% for domestic plans in

2012 and 2011, respectively, and 1.00% for foreign plans in both 2012 and 2011. Actual rates of return can differ significantly from those assumed as a result of both the short-term volatility and longer-term changes in average market returns. See further information in Note 14 to the Consolidated Financial Statements.
A 1% change to the discount rate, long-term rate of compensation increase, or long-term rate of return on plan assets each affects pension expense by less than $1 million annually.
ACCOUNTING FOR INCOME TAXES
We are subject to income taxes in both the United States and numerous foreign jurisdictions. Income tax expense or benefit is provided for using the asset and liability method. Deferred income taxes (assets and liabilities) are recognized at currently enacted tax rates for the expected future tax consequences attributable to temporary differences between amounts reported for income tax purposes and financial reporting purposes. Deferred taxes are not provided for the undistributed earnings of subsidiaries operating outside the U.S. that have been permanently reinvested in foreign operations.
Valuation of deferred tax assets. We regularly analyze our deferred tax assets to determine whether these assets are more likely than not to be realized based on all available evidence. Accounting guidance for income taxes requires a reduction of the carrying amounts of deferred tax assets by recording a valuation allowance if, based on the available evidence, it is more likely than not such assets will not be realized. The valuation of deferred tax assets requires judgment in assessing the likely future tax consequences of events that have been recognized in our financial statements or tax returns and future profitability. The future realization of deferred tax assets depends on the existence of sufficient sources of taxable income in future periods and includes historical taxable income (taxable income in prior carryback years), the expected timing of the reversal of existing temporary differences, the implementation of tax planning strategies and projected future taxable income exclusive of reversing temporary differences and carryforwards.
In assessing the need for a valuation allowance, we consider both positive and negative evidence in determining whether it is more-likely-than-not that the deferred tax assets will not be realized. The weight given to the positive and negative evidence is commensurate with the extent to which the evidence is objectively verified. As such it is difficult for positive evidence related to projected future taxable income exclusive of reversing temporary differences and carryforwards to overcome objective negative evidence related to recent financial losses. A cumulative loss in recent years is considered a significant piece of negative evidence. Projected future taxable income is based on expected results and assumptions as to the jurisdiction in which the income will be earned. The expected timing of the reversals of existing temporary differences is based on current tax law and our tax methods of accounting.
We experienced a three-year cumulative loss position as of December 31, 2012 in our North American businesses primarily resulting from the restructuring and relocation activities described in Note 3, the trademark impairment described in Note 8 and the reserve for grower receivables described in Note 4. As a result of this negative indicator, all evidence to support the realization of the our deferred tax assets was reevaluated, including existing deferred tax liabilities, tax planning strategies consistent with our current business plans and forecasted future taxable income. Our primary positive evidence related to forecasts of future taxable income; however, accounting guidance restricts the amount of reliance that can be placed on future taxable income because it is not objectively verifiable. As a result, we recorded a $130 million valuation allowance in the fourth quarter of 2012 against all of our U.S. federal deferred tax assets, which are primarily net operating losses. A sustained period of profitability in our North American businesses will be required before we would change our judgment regarding the need to reverse the full amount of the valuation allowance. Until such time, the utilization of our existing U.S. net operating losses or generation of additional U.S. net operating losses will not result in income tax expense or benefit as the corresponding valuation allowance will be released or established for the same value and as such have a significant impact on our effective tax rate.
In the second quarter of 2011, as a result of sustained improvements in the performance of our North American businesses and the benefits of debt reduction over several years, we generated annual U.S. taxable income beginning with tax year 2009 through 2011, and expected the trend to continue, even if seasonal losses may have been incurred in interim periods. In 2011, our forecast included increased visibility to North American banana pricing and stabilized sourcing costs. As a result of the considerations of the positive evidence, which outweighed the negative evidence at the time, we recognized an $87 million income tax benefit in the second quarter of 2011 for the reversal of valuation allowances against 100% of the U.S. federal deferred tax assets and a portion of the state deferred tax assets, primarily NOLs, which are more likely than not to be realized in the future. See Note 15 to the Consolidated Financial Statements for further information about our income taxes and valuation allowances.
Increases and decreases in these valuation allowances are included in "Income tax expense (benefit)" in the Consolidated Statements of Income.
Uncertain Tax Positions. In the ordinary course of business, there are many transactions and calculations where the ultimate income tax determination is uncertain. The evaluation of a tax position is a two-step process. The first step is to evaluate the uncertain tax position for recognition by determining if the weight of available evidence indicates that it is "more-likely-than-not" that a tax position, including resolution of any related appeals or litigation, will be sustained upon examination based on its technical merits. If the recognition criterion is met, the second step is to measure the income tax benefit to be realized. Tax positions or portions of tax positions that do not meet the recognition and realization criteria are de-recognized by recording reserves. We establish reserves for income tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes, penalties and interest could be due. Provisions for and changes to these reserves, as well as the related net interest and penalties, are included in "Income tax expense (benefit)" in the Consolidated Statements of Income. Significant judgment is required in evaluating tax positions and determining our provision for income taxes. We regularly review our tax positions, and the reserves are adjusted in light of changing facts and circumstances, such as the resolution of outstanding tax audits or contingencies in various jurisdictions and the expiration of statutes of limitations.
ACCOUNTING FOR CONTINGENT LIABILITIES
Each period, we review the status of each claim and legal proceeding and assesses the potential financial exposure. This is coordinated with information obtained from external and internal counsel. If the potential loss from any claim or legal proceeding is probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. To the extent the amount of a probable loss is estimable only by reference to a range of equally likely outcomes, and no amount within the range appears to be a better estimate than any other amount, we accrue the low end of the range. Management makes judgments related to accruals based on the best information available at the time, which may be based on estimates and assumptions, including those that depend on external factors beyond the our control. As additional information becomes available, we reassess and may revise estimates for the potential liabilities related to pending claims and litigation. Legal costs are expensed as incurred.
ASSESSING COLLECTIBILITY OF GROWER ADVANCES AND CERTAIN TRADE RECEIVABLES
Seasonal advances may be made to certain qualified growers of other produce, which are usually collected as the other produce is harvested and sold. We generally require property liens and pledges of the season’s produce as collateral to support these advances. If sales of the season's produce do not result in full repayment of the advance, we may exercise the collateral provisions or renegotiate terms, including interest, to collect the remaining balance. Allowances are established when we determine it is probable that the grower will be unable to repay the advance based on our knowledge of the grower's financial condition and our historical loss experience. These estimates require significant judgment because of the inherent risks and uncertainties of projecting growers' cash flows, crop yields and market prices. Growers are also subject to many of the same risks that we face, such as weather disruptions and agricultural conditions, foreign currency exchange rates and government regulation. Grower advances were $4 million and $9 million at December 31, 2012 and 2011, respectively, net of reserves of $37 million and $38 million ($32 million reserve for advances to a Chilean grower) at December 31, 2012 and 2011, respectively. We also carry payables to growers related to revenue collected from the sale of the other produce that is subsequently remitted to the grower, less outstanding grower advances and a margin retained by us based upon the terms of the contract.
Our primary markets are in North America and Europe, but we also have sales in the Middle East and other markets. The majority of our sales in the Middle East are in Iran under license from the U.S. government that allows sale of food products to non-sanctioned parties. These sales are in U.S. dollars and represent $26 million of "Trade receivables, less allowances" on the Consolidated Balance Sheet at December 31, 2012. Even though the sales in Iran are permitted, the international sanctions against Iran are affecting the ability of Iranian customers to pay invoices within terms because it is difficult for them to obtain U.S. dollars, euros or other suitable currencies in sufficient quantity on a regular basis. Over the course of 2012, our receivable balance with these customers has increased, and we established payment plans with each of these customers to reduce their balances. Most customers have so far been able to find acceptable methods of payment to comply with their payment plans. However, one significant customer has not, and as a result, we reserved $9 million of these receivables in 2012 representing balances in excess of related collateral. If this customer is able to find acceptable methods of payment to comply with its payment plan, the reserve may be reversed as appropriate.
ACCOUNTING FOR SALES INCENTIVES
We offer sales incentives and promotions to our customers and to consumers primarily in our Salads and Healthy Snacks segment and also in our Bananas segment in certain countries. These incentives are mainly volume-related rebates, placement fees (fees paid to retailers for product display), consumer coupons and promotional discounts. Consideration given to customers and consumers related to sales incentives is recorded as a reduction of sales. Changes in the estimated amount of incentives to be paid are treated as changes in estimates and are recognized in the period of change.

New Accounting Standards
See Note 1 to the Consolidated Financial Statements for information regarding new accounting standards that could affect us.
Risks of International Operations
We operate in many foreign countries, including China and countries in Central America, Europe, the Middle East and Africa. Information about our operations by geographic area can be found in Note 18 to the Consolidated Financial Statements. Our activities are subject to risks inherent in these countries, including government regulation, currency restrictions, fluctuations and other restraints, import and export restrictions, burdensome taxes, risks of expropriation, threats to employees, political and economic instability, terrorist activities, including extortion, and risks of U.S. and foreign governmental action in relation to us. Under certain circumstances, we might need to curtail, cease or alter our activities in a particular region or country. Trade restrictions apply to certain countries and certain parties under various sanctions, laws and regulations; our sales into Iran and Syria must be and are authorized by the U.S. government pursuant to these regulations, which generally or by specific license allow sales of our food products to non-sanctioned parties. In order to avoid transactions with parties subject to trade restrictions, we screen parties to our transactions against relevant trade sanctions lists.
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
*******
This Annual Report contains certain statements that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the company, including: the customary risks experienced by global food companies, such as prices for commodity and other inputs, currency exchange rate fluctuations, industry and competitive conditions (all of which may be more unpredictable in light of continuing uncertainty in the global economic environment), government regulations, food safety issues and product recalls affecting the company or the industry, labor relations, taxes, political instability and terrorism; challenges in implementing the relocation of its corporate headquarters and other North American corporate functions to Charlotte, North Carolina; challenges in implementing restructuring and leadership changes announced in August and October 2012 including its ability to achieve the cost savings and other benefits anticipated from the restructuring; unusual weather events, conditions or crop risks; continued ability to access the capital and credit markets on commercially reasonable terms and comply with the terms of its debt instruments; access to and cost of financing; and the outcome of pending litigation and governmental investigations involving the company, as well as the legal fees and other costs incurred in connection with such items.
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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Chiquita Brands International, Inc.
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, other comprehensive income, shareholders’ equity and cash flow present fairly, in all material respects, the financial position of Chiquita Brands International, Inc. and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Assessment of the Company's Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
/s/ PricewaterhouseCoopers LLP
Charlotte, North Carolina
March 18, 2013

Chiquita Brands International, Inc.
CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)	2012	2011	2010
Net sales	$3,078,337	$3,139,296	$3,227,432
Cost of sales	2,743,040	2,698,031	2,770,431
Selling, general and administrative	275,895	301,465	315,749
Depreciation	53,736	51,533	51,172
Amortization	9,418	9,394	9,844
Equity in losses of investees	33,433	6,314	2,925
Reserve for (recovery of) grower receivables, net	(664)	32,967	2,148
Restructuring and relocation costs	35,429	5,852	—
Gain on deconsolidation of European smoothie business	—	—	(32,497)
Goodwill and trademark impairment	181,884	—	—
Operating income (loss)	(253,834)	33,740	107,660
Interest income	3,131	4,204	5,532
Interest expense	(45,299)	(51,586)	(57,058)
Other income (expense), net	(1,793)	(11,722)	2,889
Income (loss) from continuing operations before income taxes	(297,795)	(25,364)	59,023
Income tax (expense) benefit	(105,239)	82,200	1,600
Income (loss) from continuing operations	(403,034)	56,836	60,623
Loss from discontinued operations, net of income taxes	(1,983)	—	(3,268)
Net income (loss)	$(405,017)	$56,836	$57,355

Continuing operations	$(8.75)	$1.25	$1.34
Discontinued operations	(0.04)	—	(0.07)
Earnings (loss) per common share – basic	$(8.79)	$1.25	$1.27

Continuing operations	$(8.75)	$1.23	$1.32
Discontinued operations	(0.04)	—	(0.07)
Earnings (loss) per common share – diluted	$(8.79)	$1.23	$1.25
See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)	2012	2011	2010
Net income (loss)	$(405,017)	$56,836	$57,355
Other comprehensive income (loss), net of tax where applicable:
Unrealized foreign currency translation gains (losses)	(194)	241	87

Change in fair value of available-for-sale investment	1,222	(224)	(126)

Unrealized gains (losses) on derivatives for the period	(16,928)	38,903	28,709
(Gains) reclassified from OCI into net income	(17,293)	(44,824)	(5,805)
Unrealized gains (losses) on derivatives	(34,221)	(5,921)	22,904

Actuarial gains (losses) for the period	189	(3,846)	(6,661)
Amortization included in pension cost, net of ($283), $0 and $0, respectively, of income tax expense (benefit)	789	1,000	1,095
Defined benefit pension and severance plans	978	(2,846)	(5,566)
	(32,215)	(8,750)	17,299
Comprehensive income (loss)	$(437,232)	$48,086	$74,654

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.
CONSOLIDATED BALANCE SHEETS

	December 31,
(In thousands, except share amounts)	2012	2011
ASSETS
Current assets:
Cash and equivalents	$51,026	$45,261
Trade receivables, less allowances of $19,028 and $6,405, respectively	285,151	266,555
Other receivables, net	65,109	66,804
Inventories	220,041	238,279
Prepaid expenses	40,814	43,177
Other current assets	18,335	44,597
Total current assets	680,476	704,673
Property, plant and equipment, net	395,299	369,687
Investments and other assets, net	81,528	132,233
Trademarks	426,085	449,085
Goodwill	18,095	176,584
Other intangible assets, net	96,279	105,697
Total assets	$1,697,762	$1,937,959
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt	$65,008	$16,774
Accounts payable	274,624	251,572
Accrued liabilities	140,700	114,979
Total current liabilities	480,332	383,325
Long-term debt, net of current portion	540,517	555,705
Accrued pension and other employee benefits	75,144	76,903
Deferred gain – sale of shipping fleet	20,204	34,553
Deferred tax liabilities	111,628	43,248
Other liabilities	99,535	44,155
Total liabilities	1,327,360	1,137,889
Commitments and contingencies	—	—
Shareholders' equity:
Common stock, $.01 par value (46,317,433 and 45,777,760 shares outstanding, respectively)	463	458
Capital surplus	834,560	827,001
Accumulated deficit	(424,096)	(19,079)
Accumulated other comprehensive loss	(40,525)	(8,310)
Total shareholders' equity	370,402	800,070
Total liabilities and shareholders' equity	$1,697,762	$1,937,959
See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands)	Common Shares	Common Stock	Capital Surplus	(Accumulated Deficit) Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
December 31, 2009	44,818	$448	$809,984	$(133,270)	$(16,859)	$660,303
Comprehensive income	—	—	—	57,355	17,299	74,654
Modification of LTIP awards	—	—	(6,363)	—	—	(6,363)
Stock-based compensation	480	5	14,028	—	—	14,033
Shares withheld for taxes	—	—	(2,639)	—	—	(2,639)
December 31, 2010	45,298	$453	$815,010	$(75,915)	$440	$739,988
Comprehensive income (loss)	—	—	—	56,836	(8,750)	48,086
Stock-based compensation	480	5	13,711	—	—	13,716
Shares withheld for taxes	—	—	(1,720)	—	—	(1,720)
December 31, 2011	45,778	$458	$827,001	$(19,079)	$(8,310)	$800,070
Comprehensive income (loss)	—	—	—	(405,017)	(32,215)	(437,232)
Stock-based compensation	539	5	8,772	—	—	8,777
Shares withheld for taxes	—	—	(1,213)	—	—	(1,213)
December 31, 2012	46,317	$463	$834,560	$(424,096)	$(40,525)	$370,402

See Notes to Consolidated Financial Statements

Chiquita Brands International, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOW

(In thousands)	2012	2011	2010
CASH (USED) PROVIDED BY:
OPERATIONS
Net income (loss)	$(405,017)	$56,836	$57,355
Loss from discontinued operations	1,983	—	3,268
Depreciation and amortization	63,154	60,927	61,016
Goodwill and trademark impairment	181,884	—	—
Equity in losses of investees	33,433	6,314	2,925
Loss on debt extinguishment, net	—	11,722	246
Deferred income taxes	92,547	(100,836)	(10,465)
Reserve for trade receivables	14,041	2,877	2,161
Reserve for grower receivables	933	32,967	2,148
Gain on deconsolidation of European smoothie business	—	—	(32,497)
Amortization of discount on Convertible Notes	9,715	8,606	7,623
Amortization of gain on shipping fleet sale	(14,349)	(14,131)	(14,562)
Stock-based compensation	8,193	10,042	14,033
Restructuring related asset impairments	4,883	—	—
Changes in current assets and liabilities:
Trade receivables	(37,098)	(11,022)	21,286
Other receivables	(2,175)	33,306	25,417
Inventories	15,302	(26,546)	663
Prepaid expenses and other current assets	(537)	(9,981)	(5,286)
Accounts payable and accrued liabilities	7,889	(18,617)	(70,422)
Other liabilities	31,325	2,995	17,455
Other	26,471	(6,501)	15,497
Operating cash flow	32,577	38,958	97,861
INVESTING
Capital expenditures	(53,440)	(75,535)	(65,542)
Net proceeds from sale of:
51% of European smoothie business, net of $1,396 cash included in the net assets on the sale date	—	—	16,882
Equity method investments	3,142	3,307	21,345
Other long-term assets	4,993	3,512	1,089
Other, net	(2,334)	745	(6,094)
Investing cash flow	(47,639)	(67,971)	(32,320)
FINANCING
Issuances of long-term debt	—	330,067	—
Repayments of long-term debt	(16,768)	(400,333)	(30,429)
Payments for debt modification and issuance costs	(2,405)	(5,026)	—
Payments of debt extinguishment costs	—	(6,915)	—
Borrowings under the revolving credit facility	70,000	—	—
Repayments of revolving credit facility	(30,000)	—	—
Financing cash flow	20,827	(82,207)	(30,429)
Increase (decrease) in cash and equivalents	5,765	(111,220)	35,112
Cash and equivalents, beginning of period	45,261	156,481	121,369
Cash and equivalents, end of period	$51,026	$45,261	$156,481
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
USE OF ESTIMATES
The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"), which require management to make estimates and assumptions that affect the amounts and disclosures reported in the consolidated financial statements and accompanying notes. Significant estimates are inherent in the preparation of the accompanying consolidated financial statements. Significant estimates are made in determining allowance for doubtful accounts for grower and trade receivables, sales incentives, reviews of carrying values of long-lived assets, fair value assessments, goodwill and intangible asset valuations, pension and severance plans, income taxes and contingencies. Actual results could differ from these estimates.
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
Allowances are established when the company determines it is probable that the grower will be unable to repay the advance based on the company's knowledge of the grower's financial condition and the company's historical loss experience. Allowances are measured for each individual finance receivable using quantitative and qualitative factors, considering the value of any collateral securing the seller financing or grower advance. Interest receivable on overdue or renegotiated seller financing or grower advances is placed into nonaccrual status when collectibility becomes uncertain. Collectibility is assessed at the end of each reporting period and write-offs are recorded only when collection efforts have been abandoned. Recoveries of other receivables previously reserved in the allowance are credited to income.
INVENTORIES
Inventories are valued at the lower of cost or market. Cost for banana growing crops and banana inventories is determined on the "last-in, first-out" (LIFO) basis. Cost for other inventory categories, including other fresh produce and value-added salads, is determined on the "first-in, first-out" (FIFO) or average cost basis. Banana and other fresh produce inventories represent costs associated with boxed bananas and other fresh produce not yet sold. Growing crop inventories primarily represent the costs associated with growing banana plants on company-owned farms or growing lettuce on third-party farms where the company bears substantially all of the growing risk. Materials and supplies primarily represent growing and packaging supplies maintained on company-owned farms or in production plants and warehouses. Inventory costs are comprised of the purchase and transportation cost plus production labor and overhead.
INVESTMENTS
Investments representing non-controlling interests are accounted for by the equity method when the company has the ability to exercise significant influence over the investees' operations. Investments that the company does not have the ability to significantly influence are valued at cost. Publicly traded investments that the company does not have the ability to significantly influence are accounted for as available-for-sale securities at fair value. Unrealized holding gains or losses on available-for-sale securities are excluded from operating results and are recognized in shareholders' equity (accumulated other comprehensive income) until realized. The company assesses any declines in the fair value of individual investments to determine whether such declines are other-than-temporary and whether the investments are impaired.
PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are stated at cost, and except for land, are depreciated on a straight-line basis over their estimated remaining useful lives. The company generally uses 5 to 30 years for cultivations, 10 to 40 years for buildings and improvements, and 3 to 15 years for machinery and equipment. Cultivations represent the costs to plant and care for banana plants until such time that the root system can support commercial quantities of fruit, as well as the costs to build levees, drainage canals and other farm infrastructure to support the banana plants. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts. The difference between the net book value of the asset and the proceeds from disposition is recognized as a gain or loss. Routine maintenance and repairs are charged to expense as incurred, while costs of betterments and renewals are capitalized. The company reviews the carrying value of its property, plant and equipment when impairment indicators are noted. In 2012, the company recorded $2 million of impairment charges in connection with its restructuring, which is recorded as "Restructuring and relocation costs" in the Consolidated Statements of Income. See Note 3 for additional description of the company's restructuring. The failure of step 1 of the goodwill impairment analysis (discussed below) was an impairment indicator in 2012, but the undiscounted cash flows associated with the property, plant and equipment were greater than the carrying value and therefore no impairment was present. No material impairment charges were recorded during 2011 or 2010.
GOODWILL, TRADEMARKS AND INTANGIBLE ASSETS
Impairment reviews comparing fair value to carrying value are highly judgmental and involve the use of significant estimates and assumptions, which determine whether there is potential impairment and the amount of any impairment charge recorded. Fair value assessments involve estimates of discounted cash flows that are dependent upon discount rates and long-term assumptions regarding future sales and margin trends, market conditions and cash flow. Actual results may differ from these estimates. Fair value measurements used in the impairment reviews of goodwill and intangible assets are Level 3 measurements, as described in Note 12. See further information about the company's policy for fair value measurements below under "Fair Value Measurements" and in Note 12.
A significant portion of the company's goodwill, trademarks and intangible assets relate to the company's salad operations, Fresh Express. Due to lower operating performance of retail value-added salad business, lower retail value-added salad volumes, lower perceived valuation multiples in the packaged salad industry and continuing demand for private label versus branded products, the 2012 analyses resulted in a $157 million ($157 million after-tax) impairment charge to goodwill and a $23 million ($14 million after-tax) impairment charge to the Fresh Express trademark. The company also fully impaired goodwill related to a non-core business in 2012, resulting in $2 million of additional goodwill impairment charges.
Goodwill. Goodwill is reviewed for impairment each fourth quarter, or more frequently if circumstances indicate the possibility of impairment. The 2011 and 2010 reviews did not indicate impairment; however impairment charges resulted from the 2012 review.
The first step of the impairment review compares the fair value of the Fresh Express reporting unit to the carrying value. Consistent with prior impairment reviews, the company estimated the fair value of the reporting unit using a combination of: (i) a market approach based on multiples of revenue and earnings before interest, taxes, depreciation and amortization ("EBITDA") from recent comparable transactions and other market data; and (ii) an income approach based on expected future cash flows discounted at 13.0%, 9.7% and 9.6% in 2012, 2011 and 2010, respectively. The increase in the discount rate for the 2012 analysis reflects the additional industry-specific risk corresponding to the lower perceived revenue and EBITDA multiples for the packaged salad industry. The market approach and the income approach were weighted equally based on judgment of the comparability of the recent transactions and the risks inherent in estimating future cash flows. Management considered recent economic and industry trends, as well as risk in executing its current plans in estimating Fresh Express' expected future cash flows in the income approach. In 2012, the first step of the impairment analysis indicated impairment, which was measured in the second step. In 2011 and 2010, the first step did not indicate impairment because the estimated fair value of the

Fresh Express reporting unit was greater than its carrying value; therefore, the second step was not required. In addition, no events or changes in circumstances occurred in 2012, 2011 or 2010 that required impairment testing in between annual tests.
The second step measures the implied value of goodwill by subtracting the fair value of the Fresh Express reporting unit's assets and liabilities, including intangible assets, from the fair value of Fresh Express as estimated in step 1. The 2012 goodwill impairment charge was measured as the difference between the implied value of goodwill and the carrying value.
Significant assumptions used to estimate the fair value of the Fresh Express reporting unit include estimates of future cash flows, discount rate and multiples of revenue and EBITDA. These assumptions are typically not considered individually because assumptions used to select one variable should also be considered when selecting other variables; however, sensitivity of the overall fair value assessment to each significant variable is also considered. In the 2011 and 2010 analyses, reasonably possible fluctuations in the discount rate, cash flows or market multiples did not indicate impairment. In 2011 and 2010, management also considered the operation of the business in several possible business environments; in each case management assumed that Fresh Express would be able to recapture increases in commodity costs affecting the industry, such as increases in transportation or raw product costs. In the 2012 analysis, a 1.0 percentage point increase in the selected discount rate would have resulted in $8 million of additional impairment, and a 5% decrease in the selected multiples of revenue and EBITDA would have resulted in $10 million of additional impairment.
Trademarks. Trademarks are indefinite-lived intangible assets that are not amortized and are also reviewed each fourth quarter, or more frequently if circumstances indicate the possibility of impairment. In addition, no events or changes in circumstances occurred in 2012, 2011 or 2010 that required impairment testing in between annual tests. The review compares the estimated fair values of the trademarks to the carrying values. The 2011 and 2010 reviews did not indicate impairment because the estimated fair values were greater than the carrying values. As noted above, the 2012 review resulted in an impairment charge to the Fresh Express trademark. Consistent with prior reviews, the company estimated the fair values of the trademarks using the relief-from-royalty method. The relief-from-royalty method estimates the royalty expense that is avoided as a result of owning the respective trademarks. The royalty savings are measured by applying a royalty rate to projected sales to estimate cash flows attributable to the trademark then converting those cash flows (after-tax) to a present value using a discount rate that considers the risk associated with owning the trademarks. Royalty rates are selected based on recent available data for similar trademark license arrangements as well as assessments of the cash flows from the business activities related to the trademark.
For the Chiquita trademark, the company assumed royalty rates of 2.5%, 3.0% and 3.0% and discount rates of 11.0%, 11.3% and 11.1% in the 2012, 2011 and 2010 impairment analyses, respectively. The fair value estimate is most sensitive to the royalty rate but reasonably possible fluctuations in both the royalty rates and the discount rates for both the Chiquita trademarks also did not indicate impairment.
For the Fresh Express trademarks, the company assumed royalty rates of 1.0%, 3.0% and 3.0% and discount rates of 13.0%, 11.3% and 11.1% in the 2012, 2011 and 2010 impairment analyses, respectively. A 0.5 percentage point decrease in the selected royalty rate in the 2012 analysis would have resulted in $18 million of additional impairment and a 1.0 percentage point increase in the selected discount rate would have resulted in an additional $3 million of impairment. At the time of the 2011 and 2010 analyses, reasonably possible fluctuations in the selected royalty rate or the selected discount rate did not indicate impairment.
Other Intangible Assets. The company's intangible assets with definite lives consist of customer relationships and patented technology primarily related to Fresh Express. These assets are amortized on a straight-line basis (which approximates the attrition method) over their estimated remaining lives. The weighted average remaining lives of the Fresh Express customer relationships and patented technology are 11 years and 9 years, respectively. As amortizable intangible assets, the company reviews the carrying value only when impairment indicators are present, by comparing (i) estimates of undiscounted future cash flows, before interest charges, included in the company's operating plans versus (ii) the carrying values of the related assets. Tests are performed over asset groups at the lowest level of identifiable cash flows. No impairment indicators existed in 2011 or 2010. The failure of step 1 of the goodwill impairment analysis was an impairment indicator in 2012, but the undiscounted cash flows associated with the other intangible assets were greater than the carrying value, and therefore, no impairment was present.
REVENUE RECOGNITION
The company records revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectibility is reasonably assured. This generally occurs when the product is delivered to, and title to the product passes to, the customer.

SALES INCENTIVES
The company, primarily in its Salads and Healthy Snacks segment and also in its Bananas segment in certain countries, offers sales incentives to its customers and to consumers. These incentives primarily consist of volume-related rebates, placement fees (fees paid to retailers for product display), consumer coupons and promotional discounts. Consideration given to customers and consumers related to sales incentives is recorded as a reduction of "Net sales" in the Consolidated Statements of Income. Changes in the estimated amount of incentives to be paid are treated as changes in estimates and are recognized in the period of change.
COST OF SALES
Cost of sales represents direct costs attributable to the production and delivery of goods sold by the company. The company identified certain ripening expenses previously reported as "Selling, general and administrative" expense that should be recorded as "Cost of sales." These expenses were $6 million and less than 0.3% of "Cost of sales" and less than 2.7% of "Selling, general and administrative" expense for each of the years ended December 31, 2012, 2011 and 2010. The company concluded that correction of the expense classification would not be material to any prior periods, and does not affect "Income (loss) from continuing operations" for any of the periods. The company has revised amounts previously reported as "Cost of sales" and "Selling, general and administrative" expense in the Consolidated Statements of Income and in Note 21 to classify such ripening expenses as "Cost of sales."
ADVERTISING AND PROMOTION EXPENSE
Advertising and promotion expense are included in "Selling, general and administrative" and was $27 million, $56 million and $58 million for the years ended December 31, 2012, 2011 and 2010, respectively. Television advertising costs related to production are expensed the first time an ad airs in each market and the cost of advertising time is expensed over the advertising period. Other types of advertising and promotion are expensed over the advertising or promotion period.
SHIPPING AND HANDLING FEES AND COSTS
Shipping and handling fees billed to customers are included in "Net sales" and shipping and handling costs are recorded in "Cost of sales" in the Consolidated Statements of Income.
VALUE ADDED TAXES
Value added taxes ("VAT") that are collected from customers and remitted to taxing authorities in applicable jurisdictions are excluded from sales and cost of sales. Receivables result from filing for refunds of VAT paid to various governments and liabilities result from collections that have not yet been remitted to taxing authorities. As of December 31, 2012 and 2011, the company had $39 million and $36 million, respectively, of VAT receivables classified in "Other receivables, net," and $2 million and $2 million, respectively, classified in "Investments and other assets, net" in addition to $7 million and less than $1 million, respectively, of VAT liabilities classified in "Accounts payable."
LEASES
Leases are evaluated at inception or upon any subsequent material modification for treatment as either capital or operating, depending on the terms of each lease. For operating leases that contain built-in pre-determined rent escalations, rent holidays or rent concessions, rent expense is recognized on a straight-line basis over the life of the lease.
STOCK-BASED COMPENSATION
The company's share-based awards include restricted stock units ("RSU"), a Long-Term Incentive Program ("LTIP") and stock options. RSU awards generally vest over four years, and prior to vesting, shares are not issued and grantees are not eligible to vote or receive dividends on the restricted stock units. RSU awards are equity-classified and the fair value of these awards is determined at the grant date and expensed over the period from the grant date to the date the employee is no longer required to provide service to earn the award, which could be immediately in the case of retirement-eligible employees.
Certain executive level employees participate in the LTIP, where awards are intended to be performance-based compensation as defined in Section 162(m) of the Internal Revenue Code. The LTIP allows for awards to be issued at the end of each three-year performance period. Prior to the 2011-2013 performance period, one-half of each LTIP award was based on the company's achievement of cumulative earnings per share targets ("EPS awards"), and the other half was based on the company's achievement of total shareholder return relative to peer companies ("TSR awards"). For the 2011-2013 and 2012-2014 performance periods, 20% is a TSR award, 40% is an EPS award and 40% is based on the company's achievement of a free cash flow target ("FCF award"). The value of TSR awards is based on a Monte Carlo simulation at the measurement date. The value of EPS and FCF awards is based on the share price at the measurement date and an estimate of the expected number of shares to be issued.

In 2010, the LTIP was modified to allow a portion of the awards to be paid in cash in an amount substantially equal to the estimated tax liability triggered by such awards. LTIP awards outstanding in 2010 were modified, which changed them to liability-classified awards from equity-classified awards. Both liability-classified and equity-classified awards recognize the fair value of the award ratably over the performance period; however, equity-classified awards only measure the fair value at the grant date, whereas liability-classified awards measure the fair value at each reporting date, with changes in the fair value of the award cumulatively adjusted through expense each period. For modified awards, expense is recognized at the greater of the equity-method or the liability-method. At December 31, 2012, the expense for the modified LTIP awards was measured under the equity classification, as the original equity value of the awards is higher than the current value. The LTIP awards for the 2011-2013 and 2012-2014 performance periods have been liability-classified since their respective grant dates.
In October 2012, under a plan separate from the company's shareholder-approved equity compensation plan, 1,440,062 of stock options were granted to the company's new chief executive officer as a hiring inducement in accordance with New York Stock Exchange rules. One-half of the stock options become exercisable on each of the first two anniversaries of the chief executive officer's start date. The fair value of these awards was determined at the grant date and is being expensed over the period from the grant date to the date the chief executive officer is no longer required to provide service to earn the award. See Note 16 for additional description of the company's stock-based compensation.
CONTINGENT LIABILITIES
Each period, the company reviews the status of each claim and legal proceeding and assesses the potential financial exposure. This is coordinated with information obtained from external and internal counsel. If the potential loss from any claim or legal proceeding is probable and the amount can be reasonably estimated, the company accrues a liability for the estimated loss. To the extent the amount of a probable loss is estimable only by reference to a range of equally likely outcomes, and no amount within the range appears to be a better estimate than any other amount, the company accrues the low end of the range. Management makes judgments related to accruals based on the best information available at the time, which may be based on estimates and assumptions, including those that depend on external factors beyond the company's control. As additional information becomes available, the company reassesses and may revise estimates for the potential liabilities related to pending claims and litigation. Legal costs are expensed as incurred.
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
The company regularly reviews all deferred tax assets on a tax filer and jurisdictional basis to estimate whether these assets are more likely than not to be realized based on all available evidence. This evidence includes historical taxable income, projected future taxable income, the expected timing of the reversal of existing temporary differences and the implementation of tax planning strategies and projected future taxable income. The weight given to the positive and negative evidence is commensurate with the extent to which the evidence is objectively verified. The expected timing of the reversals of existing temporary differences is based on current tax law and the company's tax methods of accounting. Projected future taxable income is based on expected results and assumptions as to the jurisdiction in which the income will be earned. The expected timing of the reversals of existing temporary differences is based on current tax law and the company's tax methods of accounting. Unless deferred tax assets are more likely than not to be realized, a valuation allowance is established to reduce the carrying value of the deferred tax asset until such time that realization becomes more likely than not. Increases and decreases in these valuation allowances are included in "Income tax expense (benefit)" in the Consolidated Statements of Income.
In the ordinary course of business, there are many transactions and calculations where the ultimate income tax determination is uncertain. The evaluation of a tax position is a two-step process. The first step is to evaluate the uncertain tax position for recognition by determining if the weight of available evidence indicates that it is "more-likely-than-not" that a tax position, including resolution of any related appeals or litigation, will be sustained upon examination based on its technical merits. If the recognition criterion is met, the second step is to measure the income tax benefit to be realized. Tax positions or portions of tax positions that do not meet the recognition and realization criteria are de-recognized by recording reserves. The company establishes reserves for income tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes, penalties and interest could be due. Provisions for and changes to these reserves, as well as the related net interest and penalties, are included in "Income tax expense (benefit)" in the Consolidated Statements of Income. Significant judgment is required in evaluating tax positions and determining the company's provision for income taxes. The company regularly reviews its tax positions, and the reserves are adjusted in light of changing facts and circumstances, such as the resolution of outstanding tax audits or contingencies in various jurisdictions and the expiration of statutes of limitations.

EARNINGS PER SHARE
Basic earnings per share are calculated on the basis of the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated on the basis of the sum of the weighted average number of common shares outstanding during the year and the dilutive effect of the assumed conversion to common stock of the 4.25% convertible senior notes and the exercise or vesting of options and other stock awards using the treasury stock method. The assumed conversion to common stock of securities that would, on an individual basis, have an anti-dilutive effect on diluted earnings per share is not included in the diluted earnings per share computation.
CURRENCY TRANSLATION ADJUSTMENT
The company primarily uses the U.S. dollar as its functional currency, and monetary assets denominated in other than U.S. dollars are remeasured at the balance sheet date with related transaction gains and losses recognized currently in earnings. Certain smaller subsidiaries have functional currencies other than the U.S. dollar.
HEDGING
The company is exposed to currency exchange risk, most significantly from the value of the euro and its effect on the amount of euro net sales from the conversion of euro-denominated sales into U.S. dollars. The company is also exposed to price risk on purchases of bunker fuel used in its ocean shipping operations. The company may reduce these risks by purchasing derivatives, such as options and forward contracts. When purchasing derivatives, the company identifies a "forecasted hedged transaction," which is a specific future transaction (e.g., the purchase of fuel or exchange of currency in a specific future period), and designates the risk associated with the forecasted hedged transaction that the derivative will mitigate. The fair value of all derivatives is recognized in the Consolidated Balance Sheets. Gains and losses from changes in fair value of derivatives are recognized in net income in the current period if a derivative does not qualify for, or is not designated for, hedge accounting.
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
The earnings effect of the derivatives is recorded in "Net sales" for currency hedges and in "Cost of sales" for fuel hedges. The company does not hold or issue derivative financial instruments for speculative purposes. See Note 11 for additional description of the company's hedging activities.
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
PENSION AND TROPICAL SEVERANCE PLANS
The company records the underfunded status of the defined benefit postretirement plan and tropical severance plans as a liability on the Consolidated Balance Sheets, recognizes changes in the funded status in AOCI in the year in which the changes occur, and measures the plan assets and obligations that determine the funded status as of the end of the fiscal year. Significant assumptions used in the actuarial calculation of the liabilities and expense related to the company's defined benefit and foreign pension and severance plans include the discount rate, long-term rate of compensation increase and the long-term rate of return on plan assets. For domestic plans, the company uses a discount rate based on a yield curve which uses the plans' expected payouts combined with a large population of high quality, fixed income investments in the U.S. that are appropriate for the expected timing of the plans' payments. For foreign plans, the company uses a discount rate based on the 10-year U.S. Treasury rate adjusted to reflect local inflation rates in those countries.
NEW ACCOUNTING STANDARDS
New accounting standards that could significantly affect the company's Consolidated Financial Statements are summarized as follows:

Issue Date	Description	Effective Date for the Company	Effect on the Company’s Consolidated Financial Statements
February 2013	Requires reporting of significant reclassifications out of accumulated other comprehensive income on the face of the financial statements or in the notes.	Prospectively, beginning January 1, 2013; early adoption permitted.	Will expand disclosure.
July 2012
Amends the guidance on testing indefinite-lived intangible assets, other than goodwill, for impairment and permits the use of qualitative factors in determining whether it is likely that indefinite-lived intangible assets impairment exists.
		Prospectively, beginning January 1, 2013; early adoption permitted.	Because the measurement of a potential impairment loss has not changed, the amended standards will not have an effect on the company's Consolidated Financial Statements upon adoption in 2013.
Note 2 — Earnings Per Share
Basic and diluted earnings per common share ("EPS") are calculated as follows:

(In thousands, except per share amounts)	2012	2011	2010
Income (loss) from continuing operations	$(403,034)	$56,836	$60,623
Loss from discontinued operations	(1,983)	—	(3,268)
Net income (loss)	$(405,017)	$56,836	$57,355

Weighted average common shares outstanding (used to calculate basic EPS)	46,059	45,541	45,003
Stock options and other stock awards	—	745	847
Weighted average common shares outstanding (used to calculate diluted EPS)	46,059	46,286	45,850

Continuing operations	$(8.75)	$1.25	$1.34
Discontinued operations	(0.04)	—	(0.07)
Earnings (loss) per common share – basic	$(8.79)	$1.25	$1.27

Continuing operations	$(8.75)	$1.23	$1.32
Discontinued operations	(0.04)	—	(0.07)
Earnings (loss) per common share – diluted	$(8.79)	$1.23	$1.25
If the company had generated net income for the year ended December 31, 2012, an additional 0.5 million shares would have been used to calculate diluted EPS. The assumed conversions to common stock of the company's stock awards, options and 4.25% Convertible Senior Notes due 2016 ("Convertible Notes") are excluded from the diluted EPS computations for periods in which these items, on an individual basis, have an anti-dilutive effect on diluted EPS. In 2012, 2011 and 2010, the effect of the conversion of the Convertible Notes would have been anti-dilutive because the average trading price of the common stock was below the initial conversion price of $22.45 per share. Additionally, shares were excluded from the diluted EPS calculation related to restricted stock units, stock options and long term incentive plans because they were anti-dilutive. These excluded shares were 1.9 million, 1.5 million and 1.5 million for 2012, 2011 and 2010, respectively.

Note 3 — Restructuring and Relocation
RESTRUCTURING
In August 2012, the company announced a restructuring plan to transform the company into a branded commodity operator. The restructuring plan is designed to reduce costs and improve the company's competitive position by focusing its resources on the banana and salad businesses, reducing investment in non-core products, reducing overhead and manufacturing cost and limiting consumer marketing activities. The company expects this initiative to result in annual savings of at least $60 million. In connection with this restructuring plan, the company has eliminated approximately 300 positions worldwide. A total of $18 million of restructuring costs have been recognized during 2012 including $11 million of severance and $5 million of impairments primarily related to fixed assets and certain promotional and packaging materials included in inventories associated with non-core European healthy snacking businesses in "Restructuring and relocation costs" in the Consolidated Statements of Income. Restructuring costs also included $2 million of goodwill impairment related to the European healthy snacking business recorded in "Goodwill and trademark impairment" in the Consolidated Statements of Income. The restructuring was substantially complete at December 31, 2012, although cash payments related to the restructuring plan are expected to continue through 2014, primarily related to severance payments to the former chief executive officer.
A reconciliation of the accrual for the restructuring activities ($4 million included in "Accrued liabilities" and $3 million included in "Other liabilities" in the Consolidated Balance Sheet at December 31, 2012) is as follows:

(In thousands)	Severance
December 31, 2011	$—
Severance expense	10,591
Amounts paid	(3,591)
December 31, 2012	$7,000
HEADQUARTERS RELOCATION
Late in 2011, the company committed to relocate its corporate headquarters from Cincinnati, Ohio to Charlotte, North Carolina, affecting approximately 300 positions. Concurrent with the headquarters relocation, the company further consolidated approximately 100 additional positions previously spread across the U.S. to improve execution and accelerate decision-making. The relocation was substantially completed in 2012 and is expected to cost approximately $30 million (including net capital expenditures of approximately $5 million after allowances from the landlord), of which a significant portion is expected to be recaptured through state, local and other incentives through 2022. The company does not expect the restructuring activities described above to affect the realization of the relocation incentives. As of December 31, 2012, the company had incurred a total of $26 million of expense and $5 million of net capital expenditures related to the relocation. The company expects to incur less than $1 million of additional expense primarily related to relocation, recruiting and other costs through 2013, at which time related cash payments will also be substantially complete.
One-time termination costs for affected employees included severance under the company's severance plans and, in some cases, retention awards, both of which required employees to continue providing services until their termination dates in order to be eligible for payment. Estimated payouts under the company's severance plans were accrued at the time the relocation was announced and estimated payouts of retention awards were accrued over the remaining service period. Relocation, recruiting and other costs are being expensed as incurred. Relocation related costs are included in "Restructuring and relocation costs" in the Consolidated Statements of Income.

A reconciliation of the accrual for the relocation that is included in "Accrued liabilities" is as follows:

(In thousands)	One-Time Termination Costs	Relocation, Recruiting and Other Costs	Total Exit Costs	Other Relocation Costs	Total
December 31, 2010	$—	$—	$—	$—	$—
Amounts expensed	5,303	265	5,568	284	5,852
Amounts paid	—	(21)	(21)	(176)	(197)
December 31, 2011	$5,303	$244	$5,547	$108	$5,655
Amounts expensed	2,527	13,129	15,656	4,048	19,704
Amounts paid	(5,799)	(12,295)	(18,094)	(4,238)	(22,332)
December 31, 2012	$2,031	$1,078	$3,109	$(82)	$3,027
OTHER SEVERANCE
In June 2011, the company realigned its value-added salads overhead cost structure and embedded its global innovation and marketing functions into its business units to better focus on speed, execution and scalability, and to deliver future operating cost savings, particularly in the Salads and Healthy Snacks segment. These actions resulted in $3 million of severance costs during 2011, which were recorded in "Cost of sales" and "Selling, general and administrative" in the Consolidated Statements of Income.
Note 4 – Trade and Finance Receivables
TRADE RECEIVABLES
The company's primary markets are in North America and Europe, but it also has sales in the Middle East and other markets. The majority of the company's sales in the Middle East are in Iran under license from the U.S. government that allows sale of food products to non-sanctioned parties. These sales are in U.S. dollars and represent $26 million of "Trade receivables, less allowances" on the Consolidated Balance Sheet at December 31, 2012. Even though the sales in Iran are permitted, the international sanctions against Iran are affecting the ability of Iranian customers to pay invoices within terms because it is difficult for them to obtain U.S. dollars, euros or other suitable currencies in sufficient quantity on a regular basis. Over the course of 2012, the company's receivable balance with these customers has increased, and the company has established payment plans with each of these customers to reduce their balances. Most customers have so far been able to find acceptable methods of payment to comply with their payment plans. However, one significant customer has not, and as a result, the company reserved $9 million of these receivables in 2012 representing balances in excess of related collateral. If this customer is able to find acceptable methods of payment to comply with its payment plan, the reserve may be reversed as appropriate. The company sources bananas from the Philippines for sale in the Middle East under a long term purchase contract with a former joint venture partner through 2016 with committed volumes. The company continues to develop other markets for these bananas, such as Iraq and Saudi Arabia, to diversify its risk in the region.
FINANCE RECEIVABLES
Finance receivables were as follows:

	December 31,
	2012		2011
(In thousands)	Grower Receivables	Seller Financing	Grower Receivables	Seller Financing
Gross receivable	$41,008	$30,523	$46,188	$35,021
Reserve	(36,854)	—	(37,519)	—
Net receivable	$4,154	$30,523	$8,669	$35,021

Current portion, net	$4,154	$3,691	$8,669	$4,771
Long-term portion, net	—	26,832	—	30,250
Net receivable	$4,154	$30,523	$8,669	$35,021

Activity in the finance receivable reserve is as follows:

(In thousands)	2012	2011
Reserve at beginning of year	$37,519	$4,552
Charged to costs and expenses	933	33,401
Recoveries	(1,597)	(435)
Foreign exchange and other	(1)	1
Reserve at end of year	$36,854	$37,519
Seasonal advances may be made to certain qualified growers of other produce, which are normally collected as the produce is harvested and sold. The company generally requires asset liens and pledges of the season's produce as collateral to support these advances. If sales of the season's produce do not result in full repayment of the advance, the company may exercise the collateral provisions or renegotiate the terms, including terms of interest, to collect the remaining balance. The gross grower receivable balance includes $30 million (all of which is classified as long-term and fully reserved) and $32 million (all of which is classified as long-term and fully reserved) related to a Chilean grower of grapes and other produce as of December 31, 2012 and 2011, respectively. In 2011, the company recorded a reserve of $32 million for advances made to this Chilean grower. Late in 2011, the Chilean grower was declared bankrupt; the company continues to aggressively negotiate recovery with the bankruptcy trustee and other creditors of the grower, and has recovered approximately $2 million in 2012.
The company provided seller financing in the 2009 sale of the former joint venture that sourced bananas and pineapples from the Philippines for sale in the Middle East and Asia. The financing for the sale of this joint venture is a note receivable in equal installments through 2019. Payments are current on this note receivable. At both December 31, 2012 and 2011, the current portion of the note receivable included in "Other receivables, net" on the Consolidated Balance Sheets was $4 million, and the long-term portion included in "Investments and other assets, net" on the Consolidated Balance Sheets was $27 million and $30 million at December 31, 2012 and 2011, respectively. The company also provided seller financing in the 2004 sale of its former Colombian subsidiary in the form of a note receivable, which was fully repaid in July 2012. The terms of the seller financing were based on the earnings power of the businesses sold.
Note 5 — Inventories
Inventories consist of the following:

	December 31,
(In thousands)	2012	2011
Finished goods	$74,246	$91,595
Growing crops	79,046	72,382
Raw materials, supplies and other	66,749	74,302
	$220,041	$238,279
The carrying value of inventories valued by the LIFO method was approximately $99 million at December 31, 2012 and 2011. At current costs, these inventories would have been approximately $44 million and $45 million higher than the LIFO values at December 31, 2012 and 2011, respectively. There were no LIFO liquidations in 2012 and 2011.

Note 6 — Property, Plant and Equipment
Property, plant and equipment consist of the following:

	December 31,
(In thousands)	2012	2011
Land	$40,810	$41,107
Buildings and improvements	183,068	170,052
Machinery, equipment and other	416,814	380,785
Containers	13,404	8,992
Cultivations	63,956	59,175
	718,052	660,111
Accumulated depreciation	(381,833)	(337,036)
	336,219	323,075
Construction in progress	59,080	46,612
	$395,299	$369,687
Note 7 — Equity Method Investments
The company's share of the losses from equity method investments was $33 million, $6 million and $3 million in 2012, 2011 and 2010, respectively, and its investment in these affiliates totaled $1 million and $17 million at December 31, 2012 and 2011, respectively. The company's undistributed earnings from its equity method investments at December 31, 2012, 2011 and 2010 were not significant.
Summarized financial information for the company's equity method investments is as follows:

	Years ended December 31,
(In thousands)	2012	2011	2010
Revenue	$33,713	$43,287	$128,166
Gross profit	10,597	11,530	23,617
Net loss	(39,014)	(12,824)	(8,114)
	December 31,
(In thousands)	2012	2011
Current assets	$6,568	$7,529
Total assets	29,254	48,998
Current liabilities	51,968	6,609
Total liabilities	53,490	8,397
The company's primary equity method investments were: the Danone JV, which was formed in May 2010, and the Coast Citrus Distributors, Inc., which was sold in April 2010. See Note 20 for further discussion of the formation of the Danone JV and the sale of Coast Citrus Distributors, Inc. In the third quarter of 2012, the board of directors of the Danone JV approved a change in strategy and the related discontinuation of a key product. As a result, the company determined that the decline in estimated fair value of its equity-method investment was other than temporary and recorded a $28 million loss to fully impair its equity-method investment and related assets and to record estimates of probable cash obligations to the Danone JV. In the fourth quarter of 2012, changes in the estimated funding obligations and related assets resulted in an additional charge of $4 million. These losses are included in “Equity in losses of investees” in the Consolidated Statements of Income. As of December 31, 2012, the company has fully accrued its obligations to fund the Danone JV, which it believes are limited to €14 million ($18 million) through 2013 without unanimous consent of the owners. The company made no contributions in 2012 to equity method investees and contributed a total of €3 million ($5 million) and €4 million ($5 million) to the Danone JV during 2011 and 2010, respectively.
There were no sales by the company to equity method investees for years ended December 31, 2012 and 2011. Sales by the company to equity method investees were approximately $13 million in the year ended December 31, 2010. No purchases were made by the company from equity method investees in the years ended December 31, 2012, 2011 and 2010.

Note 8 — Goodwill, Trademarks and Intangible Assets
GOODWILL
The company's goodwill is primarily related to its salad operations, Fresh Express, and is included in the Salads and Healthy Snacks reportable segment (see Note 18). Further discussion of goodwill impairments is included in Note 1. Activity related to goodwill is as follows:

(In thousands)	Gross Goodwill	Accumulated Impairment	Net Carrying Value
Balance at December 31, 2010	$551,879	$(375,295)	$176,584
Additions from business acquisitions	—	—	—
Impairment charges	—	—	—
Balance at December 31, 2011	$551,879	$(375,295)	$176,584
Additions from business acquisitions	395	—	395
Impairment charges	—	(158,884)	(158,884)
Balance at December 31, 2012	$552,274	$(534,179)	$18,095
TRADEMARKS
The company's trademarks for Chiquita and Fresh Express are not amortizable (indefinite-lived). Further information on trademark impairments is included in Note 1. Activity related to trademarks is as follows:

	Chiquita Trademarks		Fresh Express Trademarks
(In thousands)	Gross Trademarks	Accumulated Impairment	Gross Trademarks	Accumulated Impairment	Net Trademarks
Balance at December 31, 2010	$387,585	$—	$61,500	$—	$449,085
Impairment charges	—	—	—	—	—
Balance at December 31, 2011	$387,585	$—	$61,500	$—	$449,085
Impairment charges	—	—	—	(23,000)	(23,000)
Balance at December 31, 2012	$387,585	$—	$61,500	$(23,000)	$426,085
OTHER INTANGIBLE ASSETS
The company's other intangible assets are also primarily related to Fresh Express and are amortizable (definite-lived). Other intangible assets consist of the following:

	December 31,
(In thousands)	2012	2011
Amortized intangible assets:
Customer relationships	$110,000	$110,000
Patented technology	55,123	55,123
	165,123	165,123
Accumulated amortization:
Customer relationships	(44,539)	(38,383)
Patented technology	(24,305)	(21,043)
	(68,844)	(59,426)
Other intangible assets, net	$96,279	$105,697
Amortization expense of other intangible assets totaled $9 million, $9 million and $10 million in 2012, 2011 and 2010, respectively. The estimated amortization expense associated with other intangible assets is approximately $9 million in each of the next five years. See Note 1 for discussion of impairment reviews.

Note 9 — Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities consist of the following:

	December 31,
(In thousands)	2012	2011
Accounts payable:
Trade	$243,745	$223,465
Other	30,879	28,107
	$274,624	$251,572
Accrued liabilities:
Payroll and employee benefit costs	$48,148	$54,099
Other	92,552	60,880
	$140,700	$114,979
Note 10 — Debt
Debt is not carried at fair value. Significant refinancing activities were performed in February 2013 and are described below. The $457 million of net proceeds from issuance of the 7.875% senior secured notes due 2021 (the "7.875% Notes") and the initial borrowings of the asset-based lending facility (the "ABL Facility") were used to retire the Credit Facility and the 7½% Senior Notes at par plus accrued interest on March 7, 2013.
Debt as of the balance sheet dates consists of the following:

	December 31, 2012		December 31, 2011
	Carrying	Estimated	Carrying	Estimated
(In thousands)	Value	Fair Value	Value	Fair Value
Parent company[1]:
7½% Senior Notes due 2014	$106,438	$106,000	$106,438	$107,000
4.25% Convertible Senior Notes due 2016	153,082	174,000	143,367	172,000
Subsidiaries[2]:
Credit Facility Revolving Loan	40,000	38,000	—	—
Credit Facility Term Loan	305,250	296,000	321,750	321,000
Other	755	700	924	900
Less current portion	(65,008)		(16,774)
Total long-term debt	$540,517		$555,705

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

Debt maturities are as follows:

(In thousands)
2013	$65,008
2014	139,671
2015	33,224
2016	414,528
2017	12
Later years	—
Total cash payments for interest were $36 million, $51 million and $46 million in 2012, 2011 and 2010, respectively.

CREDIT FACILITY
On June 26, 2012, Chiquita Brands L.L.C. ("CBL"), the company's main operating subsidiary, amended its Credit Facility to provide the appropriate level of flexibility to execute the company's strategy and absorb the volatility inherent in its business. The amended Credit Facility maintains the $330 million senior secured term loan ("Term Loan") and a $150 million senior secured revolving facility ("Revolver") both maturing July 26, 2016 (May 1, 2014, if the company does not repay, refinance or otherwise extend the maturity of the 7½% Senior Notes by such date). The Credit Facility can be increased by $50 million under certain circumstances.
The Credit Facility contains two financial maintenance covenants, each measured for the most recent four fiscal quarter period: 1) a CBL (operating company) leverage ratio (debt divided by EBITDA, each as defined in the Credit Facility) and 2) a fixed charge coverage ratio (the sum of CBL's EBITDA plus Net Rent divided by Fixed Charges, each as defined in the Credit Facility). The Credit Facility's financial covenants exclude changes in generally accepted accounting principles effective after December 31, 2010. EBITDA, as defined in the Credit Facility, excludes certain non-cash items including stock compensation, impairments and other non-cash charges. Fixed Charges, as defined in the Credit Facility, includes interest payments and distributions by CBL to CBII other than for normal overhead expenses, net rent and net lease expense. Net rent and net lease expense, as defined in the Credit Facility, exclude the estimated portion of ship charter costs that represents normal vessel operating expenses. Debt for purposes of the leverage covenant includes subsidiary debt plus letters of credit outstanding and synthetic leases ($54 million at December 31, 2012). Synthetic leases are operating leases under generally accepted accounting principles, but are capital leases for tax purposes.
The June 2012 amendment created a Covenant Amendment Period, which ends after the third quarter of 2013 unless elected earlier by CBL. CBL may elect to terminate the Covenant Amendment Period at any time after demonstrating its ability to be in compliance with the financial covenants prior to the amendment. During the Covenant Amendment Period, the financial maintenance covenants are as follows:

Period(s) Ending	CBL Leverage Ratio no higher than:
Fiscal quarters ending 6/30/2012 - 12/31/2012	6.50x
Fiscal quarter ending 3/31/2013	5.75x
Fiscal quarter ending 6/30/2013	4.50x
Fiscal quarter ending 9/30/2013	4.00x
Fiscal quarter ending 12/31/2013 and the end of any fiscal quarter ended thereafter	3.50x

Period(s) Ending	Fixed Charge Coverage Ratio at least:
Fiscal quarters ending 6/30/2012 - 6/30/2013	1.00x
Fiscal quarter ending 9/30/2013 and the end of any fiscal quarter ended thereafter	1.15x
At December 31, 2012 and through the termination of the Credit Facility, the company was in compliance with its financial covenants. The covenants during the Covenant Amendment Period, as well as its duration, were based upon the company's forecasts.
During the Covenant Amendment Period, the limits on capital expenditures are $125 million for fiscal year 2012, $85 million for fiscal year 2013, and return in 2014 to $150 million per year thereafter plus carryovers from the prior year. In addition, during the Covenant Amendment Period, CBL must have Available Liquidity (the sum of (i) the available balance under the Revolver, and (ii) unrestricted cash and cash equivalents) of $50 million and is subject to further limits on prepaying debt, making acquisitions, investments and distributions; after the Covenant Amendment Period, these additional restrictions will not apply.
During the Covenant Amendment Period: (a) the Term Loan and Revolver bear interest, at CBL's election, at a rate of LIBOR plus 4.75% or the Base Rate plus 3.75%; (b) the letter of credit fee is 4.75%; and (c) the commitment fee on the daily unused portions of the Revolver is 0.75%.
The interest rate for the Term Loan was 5.00% and 3.56% at December 31, 2012 and December 31, 2011, respectively. The Term Loan requires quarterly principal repayments of $4 million through June 30, 2013 and quarterly principal repayments of $8 million beginning September 30, 2013 through March 31, 2016, with any remaining principal balance due at June 30, 2016 subject to the early maturity clause described above. The Term Loan may be repaid early without penalty, but amounts repaid under the Term Loan may not be reborrowed.

At December 31, 2012, there were $40 million of borrowings under the Revolver used to fund working capital. In addition, $22 million of the Revolver was used to support letters of credit, leaving an available balance of $88 million. At December 31, 2011, there were no borrowings under the Revolver other than having used $26 million to support letters of credit, leaving an available balance of $124 million.
CBL's obligations under the Credit Facility are guaranteed on a senior secured basis by CBII and all of CBL's material domestic subsidiaries. The obligations under the Credit Facility are secured by substantially all of the assets of CBL and its domestic subsidiaries, including trademarks, 100% of the stock of substantially all of CBL's domestic subsidiaries and no more than 65% of the stock of CBL's direct material foreign subsidiaries. CBII's obligations under its guarantee are secured by a pledge of the stock of CBL. The Credit Facility also places similar customary limitations on the ability of CBL and its subsidiaries to incur additional debt, create liens, dispose of assets and make investments and capital expenditures, as well as limitations on CBL's ability to make loans, distributions or other transfers to CBII. However, payments to CBII are permitted: (i) whether or not any event of default exists or is continuing under the Credit Facility, for all routine operating expenses in connection with the company's normal operations and to fund certain liabilities of CBII, including interest and principal payments on the Senior Notes (defined below), Convertible Notes and any notes used to refinance existing Senior Notes and Convertible Notes, and (ii), subject to no continuing event of default and compliance with the financial covenants, for other financial needs, including (a) payment of dividends and distributions to the company's shareholders and (b) repurchases of the company's common stock.
7½% SENIOR NOTES
The 7½% Senior Notes were callable, in whole or from time to time in part at 101.25% of par value and at par value after November 1, 2012. The indentures for the 7½% Senior Notes contain covenants that limit the ability of the company and its subsidiaries to incur debt and issue preferred stock, dispose of assets, make investments, pay dividends or make distributions in respect of the company's capital stock, create liens, merge or consolidate, issue or sell stock of subsidiaries, enter into transactions with certain shareholders or affiliates, and guarantee company debt. These covenants are generally less restrictive than the covenants under the Credit Facility or the preceding senior secured credit facility discussed further below.
4.25% CONVERTIBLE SENIOR NOTES
In February 2008, the company issued $200 million of Convertible Notes. Interest on the Convertible Notes is payable semiannually in arrears at a rate of 4.25% per annum, beginning August 15, 2008. The Convertible Notes are unsecured, unsubordinated obligations of the parent company and rank equally with the 7½% Senior Notes.
The company's $200 million of Convertible Notes:

•
are convertible at an initial conversion rate of 44.5524 shares of common stock per $1,000 in principal amount, equivalent to an initial conversion price of approximately $22.45 per share of common stock. The conversion rate is subject to adjustment based on certain dilutive events, including stock splits, stock dividends and other distributions (including cash dividends) in respect of the common stock. Holders of the Convertible Notes may tender their notes for conversion between May 15 and August 14, 2016, in multiples of $1,000 in principal amount, without limitation. Prior to May 15, 2016, holders of the Convertible Notes may tender the notes for conversion only under certain circumstances, in accordance with their terms.

•
may be settled, upon conversion, in shares, in cash or in any combination thereof at the company's option; the company's current intent and policy is to settle with a cash amount equal to the principal portion together with shares of the company's common stock to the extent that the obligation exceeds such principal portion.

•	are callable for redemption beginning February 19, 2014, under certain circumstances relating to the company's common stock trading price.

•
are accounted for in two components: (i) a debt component included in "Long-term debt, net of current portion" recorded at the issuance date, representing the estimated fair value of a similar debt instrument without the debt-for-equity conversion feature; and (ii) an equity component included in "Capital surplus" representing the issuance date estimated fair value of the conversion feature. This separation results in the debt being carried at a discount, which is accreted to the principal amount of the debt component using the effective interest rate method over the expected life of the Convertible Notes (through the maturity date).

To estimate the fair value of the debt component upon issuance, the company discounted the principal balance to result in an effective interest rate of 12.50%, the rate of similar instruments without the debt-for-equity conversion feature at the issuance date; this effective interest rate remains unchanged through the fourth quarter of 2012. The fair value of the equity component was estimated as the difference between the full principal amount and the estimated fair value of the debt component, net of an allocation of issuance costs and income tax effects. These were Level 3 fair value measurements (described in Note 12) and will be reconsidered in the event that any of the Convertible Notes are converted before their maturity.

The carrying amounts of the debt and equity components of the Convertible Notes are as follows:

	December 31,
(In thousands)	2012	2011
Principal amount of debt component[1]	$200,000	$200,000
Unamortized discount	(46,918)	(56,633)
Net carrying amount of debt component	$153,082	$143,367

Equity component	$84,904	$84,904
Issuance costs and income taxes	(3,210)	(3,210)
Equity component, net of issuance costs and income taxes	$81,694	$81,694

[1]
As of December 31, 2012 and 2011, the Convertible Notes' “if-converted” value did not exceed their principal amount because the company's common stock price was below the conversion price of the Convertible Notes.

The interest expense related to the Convertible Notes was as follows:

	December 31,
(In thousands)	2012	2011	2010
4.25% coupon interest	$8,500	$8,500	$8,500
Amortization of deferred financing fees	469	469	469
Amortization of discount on the debt component	9,715	8,606	7,623
	$18,684	$17,575	$16,592
PRECEDING CREDIT FACILITY AND 8 7/8% SENIOR NOTES
In July 2011, CBL entered into the Credit Facility using the proceeds to retire the preceding senior secured credit facility ("Preceding Credit Facility") and purchase $133 million of CBII's 8 7/8% Senior Notes due in 2015 in a tender offer at 103.333% of their par value. The company called the remaining $44 million of the 8 7/8% Senior Notes for redemption in August 2011 at 102.958% of their par value, using the remainder of the proceeds from the Credit Facility together with available cash to redeem them. Expenses related to the refinancing activity of $12 million in 2011 are included in "Other income (expense), net" on the Consolidated Statements of Income and "Loss on debt extinguishment, net" on the Consolidated Statements of Cash Flow. The expenses included the write-off of remaining deferred financing fees from the Preceding Credit Facility and the 8 7/8% Senior Notes and total premiums paid to retire the 8 7/8% Senior Notes.
7.875% SENIOR SECURED NOTES - SUBSEQUENT EVENT
On February 5, 2013, CBII and its main operating subsidiary, CBL, completed the offering of $425 million of 7.875% senior secured notes due February 1, 2021. The notes were issued at a discount, 99.274% of par, resulting in an effective interest rate of 8.0%.
The 7.875% Notes are guaranteed on a senior secured basis by all of CBII's and CBL's existing direct and indirect domestic subsidiaries, other than de minimis subsidiaries, and by certain future direct and indirect domestic subsidiaries. The 7.875% Notes and the guarantees are secured, subject to certain exceptions and permitted liens, on a first-priority basis by liens on CBII's, CBL's and the guarantors' existing and after acquired material domestic real estate, 100% of the stock of substantially all of CBII's and CBL's domestic subsidiaries and up to 65% of the stock of certain foreign subsidiaries, and certain intellectual property. The 7.875% Notes and the guarantees are secured, on a second-priority basis, by liens on the assets that secure CBII's and CBL's obligations under the new ABL Facility described below on a first-priority basis, including present and future receivables, inventory, equipment and substantially all of CBII's, CBL's and the guarantors' other domestic assets that do not secure the 7.875% Notes on a first-priority basis.

The 7.875% Notes bear interest of 7.875% per year (payable semi-annually in arrears on February 1 and August 1 of each year, beginning on August 1, 2013). On or before February 1, 2016, CBII and CBL may redeem on one or more occasions up to 35% of the aggregate principal amounts with cash proceeds from certain equity sales at a redemption price of 107.875% of the principal amount plus accrued interest, provided that at least 65% of the original aggregate principal amount of the 7.875% Notes remains outstanding after each such redemption. Also, on or before February 5, 2016, CBII and CBL may redeem a portion of the 7.875% Notes at a redemption price of 103% of the principal amount plus accrued interest, provided that no more $42.5 million aggregate principal amount may be redeemed each year. CBII and CBL may also redeem the 7.875% Notes as follows:

If redeemed during the 12-month period commencing February 1,	Redemption Price
2016	105.906%
2017	103.938%
2018	101.969%
2019 and thereafter	100.000%
Upon a change of control of CBII, CBII and CBL will be required to make an offer to purchase the notes at 101% of their principal amount, plus accrued interest.
The 7.875% Notes contain customary covenants that will, among other things and subject to a number of qualifications and exceptions, limit the ability of CBII and its subsidiaries to incur additional indebtedness and issue preferred stock, sell assets, make investments or other restricted payments, pay dividends or make distributions in respect of the capital stock of CBII and its subsidiaries, create certain liens, merge or consolidate, issue or sell preferred stock of subsidiaries, place limits on dividends and other payment restrictions affecting certain subsidiaries, enter into transactions with certain stockholders or affiliates and guarantee debt. If the 7.875% Notes are, in the future, rated investment grade by Standard & Poor's Ratings Group and Moody's Investors Services, Inc., certain of these covenants will be suspended and will not apply to the 7.875% Notes, so long as the 7.875% Notes continue to be rated investment grade by both rating agencies.
The 7.875% Notes include customary events of default, including: failure to pay principal or interest when due; acceleration of other debt agreements representing more than $30 million of indebtedness of CBII and CBL and certain subsidiaries; the entry of non-appealable judgments in excess of $30 million against CBII or CBL and certain subsidiaries; and certain bankruptcy events.
ASSET-BASED LENDING FACILITY - SUBSEQUENT EVENT
CBII and CBL also entered into a 5-year secured ABL Facility concurrently with the closing of the 7.875% Notes offering on February 5, 2013. The ABL Facility has a maximum borrowing capacity of $200 million, subject to a borrowing base calculation based on specified percentages of domestic receivables, certain inventory and certain domestic machinery and equipment with the potential for additional advances against foreign receivables. The ABL Facility matures at the earlier of February 5, 2018 or 60 days prior to the maturity of the 4.25% Convertible Senior Notes due August 15, 2016, unless such notes have been satisfactorily refinanced. The ABL Facility also includes a $7.5 million term loan (the "ABL Term Loan"), which requires annual repayments of approximately $2 million commencing April 1, 2013. The initial borrowing capacity of the ABL Facility other than the ABL Term Loan was $112 million, including $22 million in the Fixed Asset Sub-Line. The initial borrowings under the ABL Facility were $37 million with additional capacity used to support $21 million in letters of credit, leaving $54 million of availability at commencement.
Loans under the ABL Facility bear interest at:

•
A rate equal to LIBOR plus a margin of from 1.75% to 2.25%, or Base Rate plus a margin of from 0.25% to 0.75%, determined based on levels of borrowing availability reset each fiscal quarter, except that through June 30, 2013, at a rate equal to LIBOR plus 2.00% or Base Rate plus 0.50%;

•
In the case of the Fixed Asset Sub-Line, a rate equal to LIBOR plus a margin from 2.25% to 2.75%, or Base Rate plus a margin of from 0.75% to 1.25%, determined based on levels of borrowing availability reset each fiscal quarter, except through June 30, 2013, at a rate equal to LIBOR plus 2.50% or Base Rate plus 1.00%; and

•
In the case of the ABL Term Loan, a rate equal to LIBOR plus a margin from 2.75% to 3.25%, or Base Rate plus a margin of from 1.25% to 1.75%, determined based on levels of borrowing availability reset each fiscal quarter.

At commencement, the weighted average interest rate for the ABL Facility was LIBOR plus 2.42%, or 2.67%.
Obligations under the new ABL Facility are secured by a first-priority security interest in present and future domestic receivables, inventory, equipment and substantially all other domestic assets that are not under the first-priority security interest of the 7.875% Notes, all subject to certain exceptions and permitted liens and by a second-priority interest in the existing and after acquired material domestic real estate, certain intellectual property and a pledge of 100% of the stock of substantially all of the CBII, CBL and guarantors' domestic subsidiaries and up to 65% of the stock of certain foreign subsidiaries held by CBII, CBL and the guarantors, and proceeds relating thereto. Under the ABL Facility, CBL and non-de minimis domestic subsidiaries are borrowers. The ABL Facility is guaranteed on a full and unconditional basis by CBII and limited domestic subsidiaries of CBII, with the potential for additional guarantees from foreign subsidiaries of CBII. In addition, certain foreign subsidiaries of CBII may become borrowers under the ABL Facility, and certain foreign subsidiaries may guarantee those foreign borrowings.
The ABL Facility contains a fixed charge coverage ratio covenant that only becomes applicable when excess availability (as defined under such facility) is less than 10% of the maximum stated revolver amount thereunder. The ABL Facility also contains a covenant requiring CBII and its subsidiaries to maintain substantially all its cash in accounts that are subject to the control of the collateral agent under the ABL Facility which only becomes applicable when (a) an event of default under the facility occurs and is continuing or (b) excess availability (as defined under such facility) is less than 12.5% of the maximum stated revolver amount thereunder.
The ABL facility also contains other customary affirmative and negative covenants, including limitations on CBII and its subsidiaries' ability to incur indebtedness, create or permit the existence of liens over their assets, engage in certain mergers, asset sales and liquidations, prepay certain indebtedness, pay dividends and other "restricted payments," and engage in transactions with their affiliates, in each case subject to customary exceptions. The company expects to remain in compliance with the covenants of the ABL facility for at least twelve months from the balance sheet date.
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
To manage its exposure to exchange rates on the conversion of euro-based revenue into U.S. dollars, the company uses average rate euro put options, average rate collars (a purchased average rate euro put option paired with a sold average rate euro call option) and average rate euro forward contracts. In some cases, the company may enter into an average rate euro put and an average rate euro call at the same strike rate to effectively lock in the exchange rate of the notional amount similar to an average rate euro forward. Average rate euro put options require an upfront premium payment and reduce the risk of a decline in the value of the euro without limiting the benefit of an increase in the value of the euro. Average rate euro call options sold by the company require an upfront premium payment to be received from the counterparty and limit the benefit of an increase in the value of the euro without limiting the risk of a decline in the value of the euro. Average rate forward contracts lock in the value of the euro and do not require an upfront premium. These instruments are designated as cash flow hedges. At December 31, 2012, the amount of unrealized net losses on the company's currency hedging portfolio that would be reclassified to net income, if realized, in the next twelve months is $23 million; these net losses were deferred in "Accumulated other comprehensive income (loss)."
Most of the company's foreign operations use the U.S. dollar as their functional currency. As a result, balance sheet translation adjustments due to currency fluctuations are recognized currently in "Cost of sales." To reduce the resulting volatility, the company also enters into 30-day euro forward contracts each month to economically hedge the net monetary assets exposed to euro exchange rates. These 30-day euro forward contracts are not designated as hedging instruments, and gains and losses on these forward contracts are recognized currently in "Cost of sales."

	Year ended December 31,
(In thousands)	2012	2011	2010
Gains (losses) on 30-day euro forward contracts	$(2,812)	$4,267	$8,437
Gains (losses) from fluctuations in the value of the net monetary assets exposed to euro exchange rates	(2,187)	(13,115)	(11,137)
The company also enters into bunker fuel forward contracts for its shipping operations, which permit it to lock in fuel purchase prices for up to three years and thereby minimize the volatility that changes in fuel prices could have on its operating results. These bunker fuel forward contracts are designated as cash flow hedging instruments. At December 31, 2012, the amount of unrealized net gains on the company's bunker fuel hedging portfolio that would be reclassified to net income, if realized, in the next twelve months is $6 million; these net gains were deferred in "Accumulated other comprehensive income (loss)." In 2011, the company reduced its expected total bunker fuel consumption and changed the ports where bunker fuel is purchased through the implementation of a new shipping configuration. These changes resulted in recognition of $12 million of unrealized gains on bunker fuel contracts in "Cost of sales" in the Consolidated Statements of Income in 2011 originally intended to hedge bunker fuel purchases in future periods. These unrealized gains, previously deferred in "Accumulated other comprehensive income (loss)," were recognized because the forecasted hedged bunker fuel purchases, as documented by the company, became probable not to occur. Cash flow hedging relationships of many of the affected bunker fuel forward contracts were reapplied to other bunker fuel purchases, however, accounting standards require these to be based on the market prices at the date the new hedging relationships were established, even though there is no change in the hedging instrument. Bunker fuel forward contracts that were in excess of expected core fuel demand were sold and gains of $2 million were realized. In December 2011, the company sold certain bunker fuel forward contracts representing 74,655 metric tons with maturity dates varying from January 2012 to December 2013; because the forecasted hedged transactions were still probable of occurring, the effective portion of gains or losses will continue to be deferred in "Accumulated other comprehensive income" until each maturity date.
At December 31, 2012, the company's hedge portfolio was comprised of the following outstanding positions:

	Notional Amount	Contract Average Rate/Price	Settlement Period
Derivatives designated as hedging instruments:
Currency derivatives:
Purchased euro put options	€212 million	$1.20/€	2013
Sold euro call options	€212 million	$1.28/€	2013
Average rate forward contracts	€148 million	$1.23/€	2013

3.5% Rotterdam Barge/Singapore 180 fuel derivatives:
Bunker fuel forward contracts[1]	76,701 mt	$497/mt	2013
Bunker fuel forward contracts[1]	108,416 mt	$587/mt	2014
Bunker fuel forward contracts	74,640 mt	$564/mt	2015

Derivatives not designated as hedging instruments:
30-day euro forward contracts	€50 million	$1.32/€	January 2013

[1]
As described in the paragraph above, new cash flow hedge relationships were established for certain bunker fuel forward contracts in 2011. These changes result in hedge rates for accounting purposes that are different from those in the hedge contract terms.

Activity related to the company's derivative assets and liabilities designated as hedging instruments is as follows:

(In thousands)	Currency Hedge Portfolio	Bunker Fuel Forward Contracts
Balance at December 31, 2010	$293	$27,314
Realized (gains) losses included in net income	(501)	(37,019)
Purchases (sales), net[1]	5,013	(10,296)
Changes in fair value	427	34,755
Balance at December 31, 2011	$5,232	$14,754
Realized (gains) losses included in net income	(651)	(16,053)
Purchases (sales), net[1]	850	—
Changes in fair value	(28,646)	9,871
Balance at December 31, 2012	$(23,215)	$8,572

[1]
Purchases (sales) represent the cash premiums paid upon the purchase of euro put options or received upon the sale of euro call options and sales of bunker fuel forward contracts prior to their expiration. Bunker fuel forward contracts require no up-front cash payment and have an initial fair value of zero; settlements on the forward contracts (swaps) occur upon their maturity.

Deferred net gains (losses) in "Accumulated other comprehensive income (loss)" at December 31, 2012 are expected to be reclassified into income as follows:
(In thousands)

Expected Period of Recognition	Currency Hedge Portfolio	Bunker Fuel Forward Contracts	Total
2013	$(23,476)	$6,128	$(17,348)
2014	—	(98)	(98)
2015	—	888	888
	$(23,476)	$6,918	$(16,558)
The following table summarizes the effect of the company's derivatives designated as cash flow hedging instruments on OCI and earnings:

	Year Ended December 31, 2012			Year Ended December 31, 2011
(In thousands)	Currency Hedge Portfolio	Bunker Fuel Forward Contracts	Total	Currency Hedge Portfolio	Bunker Fuel Forward Contracts	Total
Gain (loss) recognized in OCI on derivative (effective portion)	$(27,467)	$10,539	$(16,928)	$14,243	$24,660	$38,903
Gain (loss) reclassified from AOCI into income (effective portion)[1]	1,240	16,053	17,293	7,805	37,019	44,824
Gain (loss) recognized in income on derivative (ineffective portion)[1]	—	(668)	(668)	—	10,095	10,095

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

The following table summarizes financial assets and liabilities carried at fair value, including derivative instruments on a gross basis, and the location of these instruments on the Consolidated Balance Sheets as of December 31, 2012 and 2011:

		Assets (Liabilities)	Fair Value Measurements Using
(In thousands)	Balance Sheet Location	at Fair Value	Level 1	Level 2	Level 3
Derivatives[1]:
Currency hedge portfolio	Other current assets	$192	$—	$192	$—
Currency hedge portfolio	Other current assets	(2,550)	—	(2,550)	—
Currency hedge portfolio	Accrued liabilities	1,992	—	1,992	—
Currency hedge portfolio	Accrued liabilities	(22,849)	—	(22,849)	—
30-day euro forward contracts	Other current assets	4	—	4	—
30-day euro forward contracts	Other current assets	(11)	—	(11)	—
30-day euro forward contracts	Accrued liabilities	1	—	1	—
30-day euro forward contracts	Accrued liabilities	(24)	—	(24)	—
Bunker fuel forward contracts	Other current assets	4,001	—	4,001	—
Bunker fuel forward contracts	Investments and other assets, net	1,889	—	1,889	—
Bunker fuel forward contracts	Investments and other assets, net	(1,059)	—	(1,059)	—
Bunker fuel forward contracts	Accrued liabilities	3,741	—	3,741	—
Available-for-sale investment	Other current assets	1,668	1,668	—	—
December 31, 2012		$(13,005)	$1,668	$(14,673)	$—
Derivatives[1]:
Currency hedge portfolio	Other current assets	$5,232	$—	$5,232	$—
30-day euro forward contracts	Other current assets	650	—	650	—
Bunker fuel forward contracts	Other current assets	17,490	—	17,490	—
Bunker fuel forward contracts	Other current assets	(5,460)	—	(5,460)	—
Bunker fuel forward contracts	Investments and other assets, net	7,232	—	7,232	—
Bunker fuel forward contracts	Investments and other assets, net	(3,990)	—	(3,990)	—
Bunker fuel forward contracts	Other liabilities	577	—	577	—
Bunker fuel forward contracts	Other liabilities	(1,095)	—	(1,095)	—
Available-for-sale investment	Investments and other assets, net	2,683	2,683	—	—
December 31, 2011		$23,319	$2,683	$20,636	$—

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
Fair value measurements of benefit plan assets included in net benefit plan liabilities are based on quoted market prices in active markets (Level 1) or quoted prices in inactive markets (Level 2) as shown in Note 14. The carrying amounts of cash and equivalents, accounts receivable, other receivables including current and non-current finance receivables, and accounts payable approximate fair value. Level 3 fair value measurements are used in the impairment reviews of goodwill and intangible assets, which take place annually during the fourth quarter, or as circumstances indicate the possibility of impairment. Level 3 fair value measurements are also used in measuring impairments related to long-lived assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable and in periodic assessments for other-than-temporary impairment of the company's equity method investment in the Danone JV. The 2012 Level 3 assessment of the fair value of the investment in the Danone JV was based on expected cash flows. The initial Level 3 measurement of the equity method investment in the Danone JV occurred in 2010 when the European smoothie business was deconsolidated and the joint venture was established.
Note 13 — Leases
Total rental expense consists of the following:

(In thousands)	2012	2011	2010
Gross rentals
Ships and containers	$198,137	$175,905	$165,562
Other	42,252	40,879	39,063
	240,389	216,784	204,625
Sublease rentals	(21,961)	(5,416)	(4,679)
	$218,428	$211,368	$199,946
The company leases eleven cargo ships (eight refrigerated and three containerized) through 2014 under a sale-leaseback, with options for up to an additional five years, and four ships through 2013. No purchase options exist on ships under operating leases. A deferred gain on the 2007 sale-leaseback of eleven refrigerated cargo ships is being recognized as a reduction of "Cost of sales" over the base term of the leases, through 2014. In 2011, the company implemented a new shipping configuration involving shipment of part of its core volume in container equipment on board the ships of certain third-party container shipping operators. As a result of this change, five chartered cargo ships were subleased until the end of 2012, and eight ship charters were not renewed for 2013. In 2011, the company accelerated $4 million of ship charter expense, net of expected sublease income, due to this reconfiguration for two ships that were taken out of the company's shipping rotation. In the first quarter of 2012, the other three ships were taken out of the shipping rotation, and the company accelerated $6 million of losses on these ship sublease arrangements, net of $2 million of related sale-leaseback gain amortization during the sublease period.
The company also leases more than 13,000 containers and approximately 3,000 to 4,000 generator sets and chassis used for inland transportation of these containers. These leases range from 5-8 years and are used for both ocean and ground transportation of bananas, other produce and other cargo. Certain of these lease arrangements include financial covenants that reference those under the company's Credit Facility. As of the date of this filing, all but one of these lease arrangements have been amended to reference the financial covenants of the ABL Facility in connection with the refinancing activities described in Note 10; negotiations for the last lease are underway, and remaining lease payments on this lease total $16 million. At December 31, 2012, the company was in compliance with these financial covenants and expects to remain in compliance for at least twelve months from the balance sheet date.
A portion of the company's operating leases of containers contain residual value guarantees under which the company guarantees a certain minimum value of the containers at the end of the lease. If the company does not exercise its purchase option at the end of the lease, and the lessor cannot sell the containers for at least the guaranteed amount, the company will have to pay the difference to the lessor. The company estimates that the residual value guarantees are approximately $16 million, $21 million and $26 million at December 31, 2012, 2011 and 2010, respectively. The company also estimates that the fair value of these residual value guarantees are nominal because the fair value of the containers at the end of the lease term is expected to exceed the residual value that was guaranteed under the lease. Therefore, the company does not expect to make payments under the residual value guarantees and has not recorded a liability in the consolidated financial statements.
Portions of the minimum rental payments for ships constitute reimbursement for ship operating costs paid by the lessor. In addition, the company incurs a significant amount of short-term rental expense related to leases of ships and farm land for growing lettuce, which are not included in the future minimum rental payments table below.

Future minimum rental payments required under operating leases having initial or remaining non-cancelable lease terms in excess of one year at December 31, 2012 are as follows:

(In thousands)	Ships and Containers	Other	Total
2013	$101,075	$22,496	$123,571
2014	52,349	16,140	68,489
2015	37,550	12,885	50,435
2016	29,447	8,022	37,469
2017	20,456	7,367	27,823
Later years	10,549	23,532	34,081
BUILD-TO-SUIT LEASE FOR MIDWEST SALAD PLANT CONSOLIDATION
In June 2012, the company entered into a 20-year lease agreement for a salad production and warehousing facility in the Midwest that will replace three existing facilities in the region. The lease agreement contains two 5-year extension periods. Though the construction costs are being financed by the lessor, because of the specialized nature of the facility the company is acting as the construction agent and will be responsible for all construction activity during the construction period. This results in the company owning the facility for accounting purposes and as such, the company has recognized as of December 31, 2012 an asset of $28 million included in "Property, plant and equipment, net" and a corresponding $28 million obligation for the construction in progress of the leased facility included in "Other liabilities," which represents the cumulative cost of the facility through the balance sheet date. Total construction costs are expected to be approximately $40 million through completion in mid-2013.
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

Pension and severance expense consists of the following:

	Domestic Plans
(In thousands)	2012	2011	2010
Defined benefit and severance plans:
Service cost	$363	$447	$466
Interest on projected benefit obligation	1,086	1,237	1,327
Expected return on plan assets	(1,477)	(1,685)	(1,668)
Recognized actuarial loss	374	239	144
	346	238	269
Defined contribution plans	8,544	8,718	9,225
Total pension and severance expense	$8,890	$8,956	$9,494

	Foreign Plans
(In thousands)	2012	2011	2010
Defined benefit and severance plans:
Service cost	$6,783	$6,291	$6,105
Interest on projected benefit obligation	3,903	4,044	4,195
Expected return on plan assets	(32)	(34)	(37)
Recognized actuarial loss	570	647	821
Amortization of prior service cost	128	128	128
	11,352	11,076	11,212
Net settlement gain	—	(134)	(118)
	11,352	10,942	11,094
Defined contribution plans	466	428	410
Total pension and severance expense	$11,818	$11,370	$11,504
The company's pension and severance benefit obligations relate primarily to Central American benefits which, in accordance with local government regulations, are generally not funded until benefits are paid. Domestic pension plans are funded in accordance with the requirements of the Employee Retirement Income Security Act.
In 2011 and 2010, net settlement gains, as shown above, resulted from severance payments made to employees terminated in Panama. There were no net settlement gains in 2012.

Financial information with respect to the company's domestic and foreign defined benefit pension and severance plans is as follows:

	Domestic Plans Year Ended December 31,		Foreign Plans Year Ended December 31,
(In thousands)	2012	2011	2012	2011
Fair value of plan assets at beginning of year	$18,505	$19,249	$5,073	$5,014
Actual return on plan assets	2,244	(244)	47	74
Employer contributions	1,274	1,936	8,372	8,409
Benefits paid	(2,555)	(2,436)	(8,275)	(8,424)
Foreign exchange	—	—	(41)	—
Fair value of plan assets at end of year	$19,468	$18,505	$5,176	$5,073

Projected benefit obligation at beginning of year	$26,774	$25,665	$59,228	$57,454
Service and interest cost	1,449	1,684	10,686	10,335
Actuarial loss (gain)	1,665	1,861	(942)	(79)
Benefits paid	(2,555)	(2,436)	(8,275)	(8,424)
Foreign exchange	—	—	(12)	(58)
Projected benefit obligation at end of year	$27,333	$26,774	$60,685	$59,228

Plan assets less than projected benefit obligation	$(7,865)	$(8,269)	$(55,509)	$(54,155)
The short-term portion of the foreign plans' unfunded status was approximately $5 million and $9 million as of December 31, 2012 and 2011, respectively. There is no short-term portion of the domestic plans' unfunded status at both December 31, 2012 and 2011. The foreign plans' accumulated benefit obligation was $45 million and $46 million as of December 31, 2012 and 2011, respectively. The domestic plans' accumulated benefit obligation was $27 million as of both December 31, 2012 and 2011.
The following weighted-average assumptions were used to determine the projected benefit obligations for the company's domestic pension plans and foreign pension and severance plans:

	Domestic Plans December 31,		Foreign Plans December 31,
	2012	2011	2012	2011
Discount rate	3.50%	4.25%	6.75%	6.75%
Rate of compensation increase	5.00%	5.00%	5.00%	5.00%
The company's long-term rate of return on plan assets is based on the strategic asset allocation and future expected returns on plan assets. The following weighted-average assumptions were used to determine the net periodic benefit cost for the company's domestic pension plans and foreign pension and severance plans:

	Domestic Plans December 31,		Foreign Plans December 31,
	2012	2011	2012	2011
Discount rate	4.25%	5.00%	6.75%	8.00%
Rate of compensation increase	5.00%	5.00%	5.00%	5.00%
Long-term rate of return on plan assets	8.00%	8.00%	1.00%	1.00%
Included in "Accumulated other comprehensive income (loss)" in the Consolidated Balance Sheets are the following amounts that have not yet been recognized in net periodic pension cost:

	December 31,
(In thousands)	2012	2011
Unrecognized actuarial losses	$23,156	$24,263
Unrecognized prior service costs	820	948
The total prior service cost and actuarial loss included in "Accumulated other comprehensive income (loss)" and expected to be included in net periodic pension cost during the next twelve months is $1 million.

The weighted-average asset allocations of the company's domestic pension plans and foreign pension and severance plans by asset category are as follows:

	Domestic Plans December 31,		Foreign Plans December 31,
	2012	2011	2012	2011
Asset category:
Equity securities	75%	71%	4%	—
Fixed income securities	23%	26%	54%	54%
Cash and equivalents	2%	3%	42%	46%
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
Mutual funds, domestic common stock, corporate debt securities and mortgage-backed pass-through securities held in the plans are publicly traded and are valued using the net asset value, or closing price of the investment at the measurement date. There have been no changes in the methodologies used at December 31, 2012 and 2011. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The fair values of assets of the company's pension plans were as follows:

		Fair Value Measurements Using
(In thousands)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
December 31, 2012
Domestic pension plans:
Money market accounts	$393	$393	$—	$—
Mutual funds:
Domestic	7,207	7,207	—	—
International	2,280	2,280	—	—
Domestic large-cap common stock	5,045	5,045	—	—
Fixed income securities:
Corporate bonds	2,442	—	2,442	—
Mortgage/asset-backed securities	1,795	—	1,795	—
Other	306	28	278	—
Total assets of domestic pension plans	19,468	14,953	4,515	—
Foreign pension and severance plans:
Cash and equivalents	2,158	2,158	—	—
Equity	199	199	—	—
Fixed income securities	2,819	—	2,819	—
Total assets of foreign pension and severance plans	5,176	2,357	2,819	—
Total assets of pension and severance plans	$24,644	$17,310	$7,334	$—
December 31, 2011
Domestic pension plans:
Money market accounts	$538	$538	$—	$—
Mutual funds:
Domestic	6,546	6,546	—	—
International	1,912	1,912	—	—
Domestic large-cap common stock	4,717	4,717	—	—
Fixed income securities:
Corporate bonds	2,642	—	2,642	—
Mortgage/asset-backed securities	1,968	—	1,968	—
Other	182	—	182	—
Total assets of domestic pension plans	18,505	13,713	4,792	—
Foreign pension and severance plans:
Cash and equivalents	2,347	2,347	—	—
Fixed income securities	2,726	—	2,726	—
Total assets of foreign pension and severance plans	5,073	2,347	2,726	—
Total assets of pension and severance plans	$23,578	$16,060	$7,518	$—
The company expects to contribute approximately $1 million, including discretionary contributions, to its domestic defined benefit pension plans and expects to contribute approximately $7 million to its foreign pension and severance plans in 2013.

Expected benefit payments for the company's domestic defined benefit pension plans and foreign pension and severance plans are as follows:

(In thousands)	Domestic Plans	Foreign Plans
2013	$2,046	$7,211
2014	2,028	7,457
2015	2,022	8,149
2016	1,987	9,054
2017	1,941	9,499
2018-2022	8,889	44,778
The company is also a participant in several multiemployer defined benefit plans based in the United Kingdom and the United States. Expense is recognized as the company is notified of funding requirements. Expense recognized related to these multiemployer plans in 2012, 2011 and 2010 was not significant. The company does not expect future contribution requirements to be material.
Note 15 — Income Taxes
"Income tax (expense) benefit" in the Consolidated Statements of Income consists of the following:

	December 31,
(In thousands)	2012	2011	2010
Current:
U.S. Federal	$—	$—	$1,300
U.S. State and local	(1,353)	(1,564)	1,354
International	(13,569)	(11,036)	437
Total current tax (expense) benefit	$(14,922)	$(12,600)	$3,091
Deferred:
U.S. Federal	$(82,098)	$90,148	$—
U.S. State and local	(6,456)	7,261	33
International	(1,763)	(2,609)	(1,524)
Total deferred tax (expense) benefit	$(90,317)	$94,800	$(1,491)
Total (expense) benefit for income taxes	$(105,239)	$82,200	$1,600
Cash payments for income taxes were $8 million, $17 million and $9 million in 2012, 2011 and 2010, respectively.

The components of deferred income taxes included on the Consolidated Balance Sheets are as follows:

	December 31,
(In thousands)	2012	2011
Deferred tax benefits:
Net operating loss carryforwards	$231,326	$196,114
Other tax carryforwards	3,065	1,768
Employee benefits	30,040	30,489
Accrued expenses	25,201	24,840
Depreciation and amortization	20,193	15,935
Other	5,067	2,544
Total deferred tax assets	314,892	271,690
Valuation allowance	(246,425)	(104,256)
Deferred tax assets, net of valuation allowance	$68,467	$167,434
Deferred tax liabilities:
Depreciation and amortization	(4,097)	—
Growing crops	(18,331)	(17,379)
Trademarks	(127,533)	(136,696)
Discount on Convertible Notes	(18,285)	(22,017)
Other	(2,606)	(4,397)
Total deferred tax liabilities	(170,852)	(180,489)
Net deferred tax liabilities	$(102,385)	$(13,055)
Deferred taxes are included in the following captions in the Consolidated Balance Sheets:

	December 31,
(In thousands)	2012	2011
Other current assets	$7,406	$26,685
Investments and other assets, net	1,837	3,508
Deferred income	—	—
Deferred tax liabilities	(111,628)	(43,248)
Net deferred tax liability	$(102,385)	$(13,055)
U.S. federal net operating loss carryforwards ("NOLs") were $352 million and $285 million as of December 31, 2012 and 2011, respectively. The U.S. NOLs existing at December 31, 2012 will expire between 2024 and 2029. Foreign NOLs were $672 million and $485 million at December 31, 2012 and 2011, respectively. U.S. state NOLs were $326 million and $323 million as of December 31, 2012 and 2011, respectively. The U.S. state NOLs will expire between 2013 and 2023. Foreign NOLs existing at December 31, 2012 of $498 million will expire between 2013 and 2026. The remaining $174 million of foreign NOLs existing at December 31, 2012 have an indefinite carryforward period.
In the fourth quarter of 2012, the company recorded a $130 million valuation allowance against most of its U.S. federal and state deferred tax assets, which are primarily NOLs. The assessment of the realization of the deferred tax assets was based primarily on the 3-year cumulative loss position incurred as of December 31, 2012 in the company's North American businesses resulting from the restructuring and relocation activities described in Note 3, the trademark impairment described in Note 8 and the reserve for grower receivables described in Note 4. As a result of the negative indicator, all evidence to support the realization of the deferred tax assets was reevaluated, including existing deferred tax liabilities, tax planning strategies consistent with current business plans and forecasted future taxable income. The primary positive evidence related to forecasts of future taxable income; however, accounting guidance restricts the amount of reliance that can be placed on future taxable income because it is not objectively verifiable. A sustained period of profitability in the company's North American businesses will be required before the full amount of the valuation allowance would be reversed. Until such time, the utilization of existing U.S. net operating losses or generation of additional U.S. net operating losses will not result in income tax expense or benefit as the corresponding valuation allowance will be released or established for the same value and as such have a significant impact on the company's effective tax rate.
In the second quarter of 2011, as a result of sustained improvements in the performance of the company's North American businesses and the benefits of debt reduction over several years, the company generated annual U.S. taxable income beginning with tax year 2009 through 2011, and expected the trend to continue, even if seasonal losses may have been incurred in interim periods or due to certain significant events such as the events described above. In 2011, the company's forecast included increased visibility to North American banana pricing and stabilized sourcing costs. As a result of the considerations of the positive evidence, which outweighed the negative evidence at the time, the company recognized an $87 million income tax benefit in the second quarter of 2011 for the reversal of valuation allowances against all of the U.S. federal deferred tax assets and a portion of the state deferred tax assets, primarily NOLs, which are more likely than not to be realized in the future. The income tax benefit recorded in 2011 also did not affect the amount of cash that the company paid for taxes and did not affect the company's liquidity, borrowing ratios or the availability of other capital resources.
The company's overall effective tax rate may also vary significantly from period to period due to the level and mix of income among domestic and foreign jurisdictions and the creation or release of valuation allowance. Many of these foreign jurisdictions have tax rates that are lower than the U.S. statutory rate, and the company continues to maintain full valuation allowances on deferred tax assets in some of these foreign jurisdictions. Other items that do not otherwise affect the company's earnings can also affect the overall effective tax rate, such as the effect of changing exchange rates on intercompany balances that can change the mix of income among domestic and foreign jurisdictions. The 2012 income tax expense also includes $4 million of out of period adjustment expense. The company does not believe the error was material to any prior or current year financial statements. Income before taxes attributable to foreign operations was $38 million, $11 million and $11 million in 2012, 2011 and 2010, respectively.
Undistributed earnings of foreign subsidiaries, which were approximately $1.6 billion at December 31, 2012, have been permanently reinvested in foreign operations. Accordingly, no provision for U.S. federal and state income taxes has been recorded on these earnings.
"Income tax (expense) benefit" differs from income taxes computed at the U.S. federal statutory rate for the following reasons:

(In thousands)	2012	2011	2010
Income tax (expense) benefit computed at U.S. federal statutory rate	$104,228	$8,882	$(20,658)
State income taxes, net of federal benefit	(5,076)	(856)	(1,149)
Impact of foreign operations	(15,100)	(9,750)	(25,508)
Change in valuation allowance	(133,135)	85,375	38,794
Goodwill	(52,500)	—	—
Tax contingencies	(2,230)	(1,167)	9,764
Other	(1,426)	(284)	357
Income tax (expense) benefit	$(105,239)	$82,200	$1,600
At December 31, 2012, 2011 and 2010, the company had unrecognized tax benefits of approximately $6 million, $4 million and $7 million, respectively, which could affect the company’s effective tax rate, if recognized. Interest and penalties included in “Income tax (expense) benefit” were less than $1 million , $2 million and $4 million in 2012, 2011 and 2010, respectively, and the cumulative interest and penalties included in the Consolidated Balance Sheets at both December 31, 2012 and 2011 were $1 million.
A summary of the activity for the company’s unrecognized tax benefits follows:

(In thousands)	2012	2011	2010
Balance as of beginning of the year	$6,308	$10,295	$15,825
Additions of tax positions of prior years	3,815	4,955	—
Settlements	—	(5,843)	—
Reductions due to lapse of the statute of limitations	(4,196)	(3,054)	(4,715)
Foreign currency exchange change	(2)	(45)	(815)
Balance as of end of the year	$5,925	$6,308	$10,295

During the next twelve months, it is reasonably possible that unrecognized tax benefits impacting the effective tax rate could be recognized as a result of the expiration of statutes of limitation in the amount of $1 million plus accrued interest and penalties. The following tax years remain subject to examinations by major tax jurisdictions:

Tax Years
Tax Jurisdiction:
United States	2008 – current
Germany	2001 – current
Italy	2007 – current
Netherlands	2006 – current
Switzerland	2008 – current
Note 16 — Stock-Based Compensation
The company may issue up to an aggregate of 10.5 million shares of common stock as stock awards (including restricted stock units), stock options, performance awards and stock appreciation rights ("SARs") under its stock incentive plan; at December 31, 2012, 1.6 million shares were available for future grants. Stock awards and stock options issued to the company's chief executive officer are under a separate plan as described in Note 1. Stock options provide for the purchase of shares of common stock at fair market value at the date of grant. The company issues new shares when grants of restricted stock units vest or when options are exercised under the stock plans. Stock compensation expense totaled $8 million, $10 million and $14 million for the years ended December 31, 2012, 2011 and 2010, respectively.
RESTRICTED STOCK UNITS
The company's share-based awards primarily consist of restricted stock units, which generally vest over four years. The fair value of the awards at the grant date is expensed over the period from the grant date to the date the employee is no longer required to provide service to earn the award. Prior to vesting, grantees are not eligible to vote or receive dividends on the restricted stock units.
A summary of the activity and related information for the company's restricted stock units follows:

	2012
(In thousands, except per share amounts)	Units	Weighted average grant date price
Unvested units at January 1, 2012	1,840	$12.18
Units granted	778	9.38
Units vested	(622)	12.83
Units forfeited	(645)	11.07
Unvested units at December 31, 2012	1,351	$10.80
Restricted stock unit compensation expense totaled $8 million, $8 million and $10 million for the years ended December 31, 2012, 2011 and 2010, respectively. At December 31, 2012, there was $8 million of total unrecognized pre-tax compensation cost related to unvested restricted stock unit awards. This cost is expected to be recognized over a weighted-average period of approximately two years. The weighted average grant date price in 2011 and 2010 was $10.23 and $14.83, respectively.
LONG-TERM INCENTIVE PROGRAM
The company has established a Long-Term Incentive Program ("LTIP") for certain executive level employees. Awards are intended to be performance-based compensation as defined in Section 162(m) of the Internal Revenue Code. As discussed in Note 1, LTIP awards cover three year performance cycles and are measured partly on performance criteria (cumulative earnings per share or cumulative free cash flow generation) and partly on market criteria (total shareholder return relative to a peer group of companies). In 2010, the LTIP was modified to allow a portion of the awards to be paid in cash in an amount substantially equal to the estimated tax liability triggered by such awards. LTIP awards outstanding in 2010 were modified, which changed them to liability-classified awards from equity-classified awards. Both liability-classified and equity-classified awards recognize the fair value of the award ratably over the performance period; however, equity-classified awards only measure the fair value at the grant date, whereas liability-classified awards measure the fair value at each reporting date, with changes in the fair value of the award cumulatively adjusted through compensation expense each period. For modified awards, expense is recognized at the greater of the equity-method or the liability-method. For the 2012-2014 and 2011-2013 periods, up to 0.3 million and 0.1 million shares, respectively, could be awarded depending on the company’s achievement of the metrics. The company awarded approximately 0.1 million shares and approximately $1 million in cash payments for the 2009-2011 plan in March 2012 and approximately 0.1 million shares and approximately $1 million in cash payments for the 2008-2010 plan in March 2011. No shares and no cash payments for the 2010-2012 plan will be awarded.
STOCK OPTIONS
The table below includes hiring inducement stock option grants for 1,440,062 shares made to the company's new chief executive officer in October 2012 and for 325,000 shares made to the company’s former chief executive officer in January 2004, both in accordance with New York Stock Exchange rules. In addition, options of less than 0.1 million shares were outstanding at December 31, 2012 under the stock incentive plan, which excludes options granted to the current and former chief executive officers. These options generally vested over four years and are exercisable for a period not in excess of ten years, through 2013.
A summary of the activity and related information for the company's stock options follows:

	2012
(In thousands, except per share amounts)	Shares	Weighted average exercise price
Under option at January 1, 2012	817	$18.73
Options granted	1,440	7.68
Options exercised	—	—
Options forfeited or expired	(430)	15.92
Under option at December 31, 2012	1,827	$10.68
Options exercisable at December 31, 2012	388	$21.85
At December 31, 2012, there was $3 million of total unrecognized pre-tax compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of approximately two years. Options outstanding as of December 31, 2012 had a weighted average remaining contractual life of four years and had exercise prices ranging from $7.68 to $23.16. The following table provides further information on the range of exercise prices:

	Options Outstanding and Exercisable
(In thousands, except per share amounts)	Shares	Weighted average exercise price	Weighted average remaining life	Aggregate Intrinsic Value
Exercise price:
$15.05	63	$15.05	1 month	—
$23.16	325	23.16	1 month	—
The estimated weighted average fair value per option share granted was $2.68 for 2012 using a Black-Scholes option pricing model based on market prices and the following assumptions at the date of option grant: weighted average risk-free interest rate of 3.4%, dividend yield of 0%, volatility factor for the company's common stock of 50% and a weighted average expected life of three years for options not forfeited.
Note 17 — Shareholders' Equity
The company's Certificate of Incorporation authorizes 20 million shares of preferred stock and 150 million shares of common stock. At December 31, 2012, shares of common stock were reserved for the following purposes:

Issuance upon conversion of the Convertible Notes (see Note 10)	11.8	million
Issuance upon exercise of stock options and other stock awards (see Note 16)	4.5	million
The company's shareholders' equity includes "Accumulated other comprehensive income (loss)" at December 31, 2012 comprised of unrealized losses on derivatives of $17 million, unrealized translation losses of less than $1 million, an increase in the fair value of an available-for-sale investment of less than $1 million and unrecognized prior service costs and actuarial losses of $24 million. The balance of "Accumulated other comprehensive income (loss)" at December 31, 2011 included unrealized gains on derivatives of $18 million, unrealized translation gains of less than $1 million, a decrease in the fair value of an available-for-sale investment of less than $1 million and unrecognized prior service costs and actuarial losses of $25 million.
In 2006, the board of directors suspended the payment of dividends. Any future payments of dividends would require approval of the board of directors. See Note 10 for further description of limitations on the company's ability to pay dividends under the Senior Notes and Credit Facility as well as the 7.875% Notes and ABL Facility that were issued on February 5, 2013.
Note 18 — Segment Information
The company reports the following three business segments:

•	Bananas: Includes the sourcing (purchase and production), transportation, marketing and distribution of bananas.

•
Salads and Healthy Snacks: Includes ready-to-eat, packaged salads, referred to in the industry as "value-added salads" and other value-added products, such as healthy snacking items, fresh vegetable and fruit ingredients used in food service; processed fruit ingredients; and the company's equity-method investment in Danone Chiquita Fruits, which sells Chiquita-branded fruit smoothies in Europe (see Note 7).

•
Other Produce: Includes the sourcing, marketing and distribution of whole fresh produce other than bananas. As part of the 2012 restructuring plan, the company exited the North American deciduous business at the end of the California grape season in December 2012. Going forward, the primary product of the Other Produce segment is pineapples.

Certain corporate expenses are not allocated to the reportable segments and are included in "Corporate costs." Inter-segment transactions are eliminated. Segment information represents only continuing operations. See Note 20 for information related to discontinued operations.

Financial information for each segment follows:

(In thousands)	Bananas[1]	Salads and Healthy Snacks[2]	Other Produce[3]	Corporate Costs[4]	Consolidated
2012
Net sales	$1,985,472	$952,882	$139,983	$—	$3,078,337
Segment results	77,454	(218,292)	(18,120)	(94,876)	(253,834)
Depreciation and amortization	18,518	35,828	421	8,387	63,154
Equity in (losses) earnings of investees	344	(33,777)	—	—	(33,433)
Total assets	1,082,685	494,348	33,418	87,311	1,697,762
Expenditures for long-lived assets	23,351	23,070	131	6,888	53,440
2011
Net sales	$2,022,969	$953,464	$162,863	$—	3,139,296
Segment results	127,175	7,035	(36,757)	(63,713)	33,740
Depreciation and amortization	18,850	36,835	480	4,762	60,927
Equity in (losses) earnings of investees	350	(6,664)	—	—	(6,314)
Total assets	1,122,537	714,129	38,160	63,133	1,937,959
Expenditures for long-lived assets	36,124	33,421	225	5,765	75,535
2010
Net sales	$1,937,748	$1,028,475	$261,209	$—	3,227,432
Segment results	80,591	95,268	5,363	(70,426)	110,796
Depreciation and amortization	18,568	39,803	175	2,470	61,016
Equity in (losses) earnings of investees	1,472	(4,837)	440	—	(2,925)
Total assets	1,100,391	702,639	105,303	158,813	2,067,146
Expenditures for long-lived assets	29,828	28,429	36	7,249	65,542

[1]
Bananas segment results includes the acceleration of losses on ship arrangements of $4 million net of sublease income in the fourth quarter of 2011 and $6 million net of $2 million of related sale-leaseback gain amortization during the sublease period in the first quarter of 2012. As part of the company's European shipping reconfiguration, five ships, two in the fourth quarter of 2011 and three in the first quarter of 2012, were removed from service and subleased. The primary leases for an equivalent number of ships were not renewed at the end of 2012. These accelerated sublease losses are included in "Cost of sales."

[2]
Salads and Healthy Snacks segment results includes $1 million in "Cost of sales" primarily related to inventory write-offs to exit healthy snacking products that were not sufficiently profitable and $1 million in "Selling, general and administrative" to restructure the European healthy snacking sales force. These costs were recognized and related actions completed during the first quarter of 2012. Includes $1 million in "Selling, general and administrative" in the second quarter of 2012, primarily related to the closure of a research and development facility. Salads and Healthy Snacks segment results and equity in (losses) earnings of investees includes $32 million in 2012 to fully impair the company's equity-method investment and related assets and to record estimates of probable cash obligations to the Danone JV. See Notes 7 and 20 for further information related to investments in and income from equity method investments. Includes $180 million ($171 million, net of tax) of goodwill and trademark impairments in 2012 as described in Note 1. Includes a $32 million gain on the deconsolidation of the European smoothie business in 2010 as described in Note 20.

[3]
Other Produce segment results includes $2 million in "Cost of sales" primarily related to inventory write-offs to exit low-margin other produce in 2012, $1 million in "Selling, general and administrative" related to a lease accrual in 2012 and a reserve of $32 million for advances made to a Chilean grower in the second quarter of 2011 as described in Note 4.

[4]	Corporate costs includes "Restructuring and relocation costs" further detailed in Note 3.
The reconciliation of segment results to “Operating income (loss)” is as follows:

(In thousands)	2012	2011	2010
Segment results	$(253,834)	$33,740	$110,796
Other income attributed to Other Produce	—	—	(2,525)
Other income attributed to Corporate costs	—	—	(611)
Operating income (loss)	$(253,834)	$33,740	$107,660

Financial information by geographic area is as follows:

(In thousands)	2012	2011	2010
Net sales:
United States	$1,773,210	$1,793,580	$1,895,207

Italy	213,386	229,138	206,767
Germany	191,673	199,084	198,665
Other Core Europe	549,131	597,343	606,522
Total Core Europe[1]	954,190	1,025,565	1,011,954
Other international	350,937	320,151	320,271
Foreign net sales	1,305,127	1,345,716	1,332,225
Total net sales	$3,078,337	$3,139,296	$3,227,432

[1]	Core Europe includes the 27 member states of the European Union, Switzerland, Norway and Iceland.
Property, plant and equipment by geographic area:

	December 31,
(In thousands)	2012	2011
Property, plant and equipment, net:
United States	$226,587	$202,713
Central and South America	142,573	133,072
Other international	26,139	33,902
Total property, plant and equipment, net	$395,299	$369,687
The company’s products are sold throughout the world and its principal production and processing operations are conducted in the United States, Central America and South America. The company’s earnings are heavily dependent upon products grown and purchased in Central and South America. These activities are a significant factor in the economies of the countries where the company produces bananas and related products, and are subject to the risks that are inherent in operating in such foreign countries, including government regulation, currency restrictions, fluctuations and other restraints, import and export restrictions, burdensome taxes, expropriation, threats to employees, political instability, terrorist activities, including extortion, and U.S. and foreign governmental action in relation to the company. Certain of these operations are substantially dependent upon leases and other agreements with these governments.
The company is also subject to a variety of government regulations in most countries where it markets bananas and other fresh products, including health, food safety and customs requirements, import tariffs, currency exchange controls and taxes.
Note 19 — Contingencies
The company had accruals of $4 million and $3 million related to contingencies and legal proceedings in Europe at each of December 31, 2012 and 2011, respectively. While other contingent liabilities described below may be material to the financial statements, the company has determined that losses in these matters are not probable and has not accrued any other amounts. Regardless of their outcomes, the company has paid, and will likely continue to incur, significant legal and other fees to defend itself in these proceedings, which may significantly affect the company's financial statements.
COLOMBIA-RELATED MATTERS
Tort Lawsuits. Between June 2007 and March 2011, nine civil tort lawsuits were filed against the company by Colombian nationals in U.S. federal courts. These lawsuits assert claims under various state and federal laws, including the Alien Tort Statute (the "ATS lawsuits"). The over 6,000 plaintiffs in the ATS lawsuits claim to be persons injured, or family members or legal heirs of individuals allegedly killed or injured, by armed groups that received payments from the company's former Colombian subsidiary. The company had voluntarily disclosed these payments to the U.S. Department of Justice as having been made by the subsidiary to protect its employees from risks to their safety if the payments were not made. This self-disclosure led to the company's 2007 plea to one count of Engaging in Transactions with a Specially-Designated Global Terrorist Group without having first obtained a license from the U.S. Department of Treasury's Office of Foreign Assets Control. The plaintiffs claim that, as a result of such payments, the company should be held legally responsible for the alleged injuries. Eight of the ATS lawsuits seek unspecified compensatory and punitive damages, as well as attorneys' fees and costs, with one seeking treble damages and disgorgement of profits without explanation. The other ATS lawsuit contains a specific demand of $10 million in compensatory damages and $10 million in punitive damages for each of the several hundred alleged victims in that suit. The company also has received requests to participate in mediation in Colombia concerning similar claims, which could be followed by litigation in Colombia. All of the ATS lawsuits have been centralized in the U.S. District Court for the Southern District of Florida for consolidated or coordinated pretrial proceedings (“MDL Proceeding”). The company believes the plaintiffs' claims are without merit and is defending itself vigorously.
Between June 2011 and March 2012, the court dismissed certain of the plaintiffs' claims, but allowed the plaintiffs to move forward with some ATS claims and claims asserted under Colombian law. The company believes it has strong defenses to the remaining claims. In March 2012, the court granted the company's motion for interlocutory appeal of legal questions raised by the court's refusal to dismiss certain ATS claims, and, in September 2012, the United States Court of Appeals for the Eleventh Circuit granted permission to pursue the interlocutory appeal. In November 2012, the Eleventh Circuit stayed appellate proceedings until the Supreme Court issues a decision in Kiobel v. Royal Dutch Shell, No. 10-1491, expected by June 2013, and the district court stayed proceedings in the ATS lawsuits until the Eleventh Circuit completes its interlocutory review. In addition, the company has filed in the district court a motion to dismiss all of the ATS lawsuits on forum non conveniens grounds. That motion is pending.
In addition to the ATS lawsuits, between March 2008 and March 2011, four tort lawsuits were filed against the company by American citizens who allege that they were kidnapped and held hostage by an armed group in Colombia, or that they are the survivors or the estate of a survivor of American nationals kidnapped and/or killed by the same group in Colombia. The plaintiffs in these cases make claims under the Antiterrorism Act and state tort laws (the "ATA lawsuits") and contend that the company is liable because its former Colombian subsidiary allegedly provided material support to the armed group. The ATA lawsuits, which also have been centralized in the MDL Proceeding, seek unspecified compensatory damages, treble damages, attorneys' fees and costs and punitive damages. The company believes the plaintiffs' claims are without merit and is defending itself vigorously.
In February 2010, the company's motion to dismiss one of the ATA lawsuits was granted in part and denied in part and in March 2012, the company's motions to dismiss the other ATA lawsuits were denied. In November 2012, one of the ATA lawsuits was dismissed after the parties reached a confidential settlement agreement. The company believes it has strong defenses to the remaining claims in the ATA lawsuits.
Insurance Recovery. The company has primary and excess general liability insurance policies with substantial limits that the company believes should provide coverage for defense costs, settlements or judgments incurred in connection with the ATA and ATS lawsuits. The insurers have either reserved the right to deny coverage or denied coverage for these lawsuits, and except as discussed below there can be no assurance that the insurers will provide coverage for these claims. In 2008, the company commenced litigation in state court in Ohio against three of its primary insurers seeking coverage for defense costs incurred in connection with the ATA and ATS lawsuits; a fourth primary insurer was joined to that lawsuit in early 2009. Later in 2009, the company entered into settlement agreements under which three of its primary insurers agreed to pay, in total, approximately 40 percent of the company's defense costs in the ATA and ATS lawsuits. In late 2012, one of these settling insurers paid the full amount of a settlement in an ATA lawsuit. In December 2011, the Ohio state trial court entered a final judgment against the fourth primary insurer, National Union, ruling that National Union is obligated to pay all defense costs reasonably incurred by the company in the defense of ATS and ATA lawsuits that allege that injury or damage occurred during the period of the National Union primary policies, except to the extent that such defense costs have been reimbursed by other primary insurers pursuant to their settlements with the company. National Union appealed the trial court's rulings to the Ohio Court of Appeals. In March 2013, the Ohio Court of Appeals reversed the trial court's ruling and held that National Union is not obligated to provide coverage for defense costs in the ATS and ATA lawsuits. As of December 31, 2012, National Union had paid the company $11 million as reimbursement for defense costs. This sum is being deferred in "Other Liabilities" on the Condensed Consolidated Balance Sheet because National Union asserts that it is entitled to obtain reimbursement of this amount from the company based on the outcome of its appeal in the coverage case. In its ruling in March 2013, the Ohio Court of Appeals remanded the case to the trial court to determine whether National Union is entitled to repayment of the defense costs that it has already paid. The company intends to seek review by the Ohio Supreme Court of the March 2013 ruling of the Ohio Court of Appeals.
Colombia Investigation. The Colombian Attorney General's Office has been conducting an investigation into payments made by companies in the banana industry to paramilitary groups in Colombia. Included within the scope of the investigation are the payments that were the subject of the company's 2007 plea in the United States. In March 2012, the prosecutor in charge of the investigation issued a decision which concluded that the company's former Colombian subsidiary had made payments in response to extortion demands and that the payments were not illegal under Colombian law. Based on these findings, the prosecutor closed the investigation. As provided for under Colombian law, the prosecutor's decision was reviewed by senior officials in the Colombian Attorney General's office pursuant to a legal standard specifying that any evidence in the record suggesting that a crime may have occurred is sufficient to justify the reopening of the investigation. Applying this standard, in December 2012, the Colombian Attorney General's Office determined that the investigation should continue and not be closed. The Attorney General's office did not make any finding that persons connected with the company's former Colombian subsidiary committed wrongdoing of any kind, only that the matter warrants further investigation. The company believes that it has at all times complied with Colombian law.
ITALIAN CUSTOMS AND TAX CASES
1998-2000 Cases. In October 2004, the company's Italian subsidiary, Chiquita Italia, received the first of several notices from various customs authorities in Italy stating that it is potentially liable for additional duties and taxes on the import of bananas by Socoba S.r.l. ("Socoba") from 1998 to 2000 for sale to Chiquita Italia. The customs authorities claim that (i) the amounts are due because these bananas were imported with licenses (purportedly issued by Spain) that were subsequently determined to have been forged and (ii) Chiquita Italia should be jointly liable with Socoba because (a) Socoba was controlled by a former general manager of Chiquita Italia and (b) the import transactions benefited Chiquita Italia, which arranged for Socoba to purchase the bananas from another subsidiary of the company and, after customs clearance, sell them to Chiquita Italia. Chiquita Italia is contesting these claims, principally on the basis of its good faith belief at the time the import licenses were obtained and used that they were valid.
Of the original notices, separate civil customs proceedings were ultimately brought and are now pending against Chiquita Italia in four Italian jurisdictions, Genoa, Trento, Aosta and Alessandria. In Genoa, Chiquita Italia won at the trial level, lost on appeal, and appealed to the Court of Cassation, the highest level of appeal in Italy, where the decision is pending. In Trento, Chiquita Italia lost at the trial level, lost at the initial appeal level in a decision published in February 2012 and has appealed this decision to the Court of Cassation where the decision is pending. In Aosta, Chiquita Italia lost at the trial level in a decision also published in February 2012 and intends to appeal this decision. In Alessandria, Chiquita Italia lost at the trial level, and appealed but the case has been stayed pending a ruling in a separate case in Rome. The Rome case referred to above was brought by Socoba (and Chiquita Italia intervened voluntarily) on the issue of whether the forged Spanish licenses used by Socoba should be regarded as genuine in view of the apparent inability to distinguish between genuine and forged licenses. In an October 2010 decision, the Rome trial court rejected Socoba's claim that the licenses should be considered genuine on the basis that Socoba had not sufficiently demonstrated how similar the forged licenses were to genuine Spanish licenses. Socoba has appealed this decision. In an unrelated case addressing similar forged Spanish licenses used in Belgium, the EU Commission has ruled that these types of licenses were such good forgeries that they needed to be treated as genuine, and Chiquita Italia has brought this decision to the attention of the customs authorities in Genoa and Alessandria to seek relief in relation to the pending customs case. The Genoa customs authorities declined to give the benefit of the decision to Chiquita Italia. Chiquita Italia intends to appeal this Genoa decision to the tax court. The Alessandria customs authorities have so far declined to address the request.
Under Italian law, the amounts claimed in the Trento, Alessandria and Genoa cases have become due and payable notwithstanding the pending appeals. Deposits made in these cases are deferred in "Other current assets" and "Investments and other assets, net" on the Consolidated Balance Sheets pending resolution of the appeals process. If Chiquita Italia ultimately prevails in its appeals, all amounts deposited will be reimbursed with interest. A summary of claims and deposits paid as of December 31, 2012 is as follows:

	Claim (In millions)	Interest and Penalties Claimed (In millions)	Total Claim (In millions)	Deposits Paid Pending Appeal (In millions)
Trento	€3.3	€3.1	€6.4	€6.4	Deposits paid in 36 equal monthly installments ended March 2012.
Alessandria	€0.3	€0.2	€0.5	€0.5	Deposits paid in 36 equal monthly installments ended March 2012.
Genoa	€7.4	€1.0	€8.4	€0.6
Monthly deposit payments of €118 thousand began in August 2012 and will continue through July 2018, unless a successful appeals process is completed sooner. €6 million of interest was deducted from the original request based on the judge's ruling. The customs authorities have appealed this decision.

2004-2005 Cases. In 2008, Chiquita Italia was required to provide documents and information to the Italian fiscal police in connection with a criminal investigation into imports of bananas by Chiquita Italia during 2004 and 2005, and the payment of customs duties on these imports. The focus of the investigation was an importation process whereby the company sold some of its bananas to holders of import licenses who imported the bananas and resold them to Chiquita Italia (indirect import challenge), a practice the company believes was legitimate under both Italian and EU law and was widely accepted by authorities across the EU and by the EC. The Italian prosecutors are pursuing this matter with respect to 2005 only. If criminal liability is ultimately determined, Chiquita Italia could be civilly liable for damages, including applicable duties, taxes and penalties.

Tax authorities issued assessment notices for 2004 and 2005, which were appealed to the first level Rome tax court; in June 2011, the court rejected the appeal for 2004. Chiquita Italia appealed this decision and, in October 2012, the appeals court ruled in favor of Chiquita Italia with respect to 2004. A significant portion of the 2005 income tax assessment has been withdrawn by the tax authorities and an appeal for the remaining part is pending. Separately, customs authorities have also issued assessments for these cases, and Chiquita Italia's appeals of these customs assessments were rejected by the first level Rome tax court and the regional court. Chiquita Italia has appealed the decisions about the customs assessments to the Court of Cassation, the highest level of appeal in Italy. In each case, Chiquita Italia has received payment notifications from the tax and customs authorities, but the 2004 tax assessment has been annulled based on the October 2012 appeals court ruling and the company is claiming reimbursement of payments made. Deposits made under these cases are deferred in "Other current assets" and "Investments and other assets, net" on the Consolidated Balance Sheets pending resolution of the appeals process. If Chiquita Italia ultimately prevails in its appeals, all amounts deposited will be reimbursed with interest. A summary of assessments and deposits paid is as follows:

	Assessment (In millions)	Interest and Penalties Assessed (In millions)	Total Assessment (In millions)	Deposits Paid Pending Appeal (In millions)
Income Tax Assessment for 2004/2005	€12.0	€19.1	€31.1	€1.5
Monthly deposit payments of €113 thousand began in March 2012. The appeals court ruled in favor of Chiquita Italia in October 2012 for the 2004 assessments and a significant portion of the 2005 assessments have been withdrawn. The company has requested relief from these payments and reimbursement.

Customs Tax Assessment for 2004/2005	€18.2	€10.2	€28.4	€7.2	Monthly deposit payments of €350 thousand began in September 2011 and will continue through September 2017, unless a successful appeals process is completed sooner.
The fiscal police investigation also challenged the involvement of an entity of the company incorporated in Bermuda in the sale of bananas directly to Chiquita Italia (direct import challenge), as a result of which the tax authorities claimed additional taxes of €13 million ($17 million) for 2004 and €19 million ($26 million) for 2005, plus interest and penalties. In order to avoid a long and costly tax dispute, in April 2011, Chiquita Italia reached an agreement in principle with the Italian tax authorities to settle the dispute and recorded expense for the settlements at that time. Under the settlement, the tax authorities agreed that the Bermuda corporation's involvement in the importation of bananas was appropriate and Chiquita Italia agreed to an adjustment to the intercompany price paid by Chiquita Italia for the imported bananas it purchased from this company, resulting in a higher income tax liability for those years. Chiquita Italia paid a settlement of €3 million ($4 million) of additional income tax for 2004 and 2005, including interest and penalties, which was significantly below the amounts originally claimed. The portion of the settlement for 2005 is still subject to approval by the Rome tax court; approval is expected in 2013. As part of the settlement, Chiquita Italia also agreed to a pricing adjustment for its intercompany purchases of bananas for the years 2006 through 2009, resulting in payments in June and July 2011 of €2 million ($3 million) of additional tax and interest to fully settle those years. The indirect import challenge described above is not part of the settlement.
Chiquita Italia continues to believe that it acted properly and that all the transactions for which it has received assessment notices were legitimate and reported appropriately, and, aside from those issues already settled, continues to vigorously defend the transactions at issue.
CONSUMPTION TAX REFUNDS
The company has and has had several open cases seeking the refund of certain consumption taxes paid between 1980 and 1990 in various Italian jurisdictions. As gain contingencies, these refunds and any related interest are recognized when realized and all gain contingencies have been removed. In January 2012, the company received €20 million ($27 million) related to a favorable decision from a court in Salerno, Italy. The claim is not considered resolved or realized, as the decision has been appealed to a higher court. Consequently, the receipt of cash has been deferred in "Other liabilities" on the Consolidated Balance Sheets. Decisions in one jurisdiction have no binding effect on pending claims in other jurisdictions and all unresolved claims may take years to resolve. If the Company were to lose on appeal, it may be required to repay the consumption tax refunds received.
Note 20 — Deconsolidation, Divestitures and Discontinued Operations
DANONE CHIQUITA FRUITS JOINT VENTURE
In May 2010, the company sold 51% of its European smoothie business to Danone S.A. ("Danone") for €15 million ($18 million) and deconsolidated it. The deconsolidation and sale resulted in the creation of Danone Chiquita Fruits SAS (the "Danone JV"), which is a joint venture intended to develop, manufacture and sell packaged fruit juices and fruit smoothies in Europe and is financed by the company and Danone in amounts proportional to their ownership interests. The gain on the deconsolidation and sale of the European smoothie business was $32 million, including a gain of $15 million related to the remeasurement of the retained investment in the European smoothie business to its fair value of $16 million on the closing date. No income tax expense resulted from the gain on the sale because sufficient foreign NOLs were in place and, when those foreign NOLs were used, the related valuation allowance was released. The fair value of the investment was a Level 3 measurement (see Note 12) based upon the consideration paid by Danone for 51% of the Danone JV, including a control discount. The Danone JV is a variable interest entity; however, the company is not the primary beneficiary and does not consolidate it. The Danone JV has obtained sales, local marketing and product supply chain management services from the company's subsidiaries; however, the power to direct the JV's most significant activities is controlled by Danone S.A. The company’s 49% investment in the joint venture is accounted for as an equity-method investment and is included in the Salads and Healthy Snacks segment. See further discussion of the Danone JV in Note 7.
SALE OF COAST CITRUS DISTRIBUTORS
In April 2010, the company sold its 49% investment in Coast Citrus Distributors, Inc. for $18 million in cash, which approximated its carrying value. Prior to the sale, the company accounted for the investment using the equity method.
DISCONTINUED OPERATIONS
In August 2008, the company sold its subsidiary, Atlanta AG. In 2012 and 2010, the company recorded a loss from discontinued operations of $2 million and $3 million, respectively, related to new information about indemnification obligations for tax liabilities prior to the sale. In addition, approximately €6 million ($7 million) was received in 2010 related to consideration from the sale which had been held in escrow to secure any potential obligations of the company under the sale agreement. In the first quarter of 2013, the company settled remaining contingent consideration related to the sale in connection with extending the ripening and services agreement with the buyer.
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
Per share results include the effect, if dilutive, of the assumed conversion of the Convertible Notes, options, warrants and other stock awards into common stock during the period presented. The effects of assumed conversions are determined independently for each respective quarter and year and may not be dilutive during every period due to variations in net income (loss) and average stock price. Therefore, the sum of quarterly per share results will not necessarily equal the per share results for the full year. For the quarters ended December 31, 2012, September 30, 2012 and March 31, 2012, the shares used to calculate diluted EPS would have been 47.0 million, 46.6 million and 46.5 million, respectively, if the company had generated net income. For the quarters ended December 31, 2011 and September 30, 2011, the shares used to calculate diluted EPS would have been 46.4 million and 46.3 million , respectively, if the company had generated net income.
As discussed in Note 1, the company revised the classification of certain ripening expenses during each quarter of 2012 and 2011. The company also corrected out of period adjustments in each quarter during 2012, which included $3 million and $2 million of income tax expense in the first and fourth quarters of 2012 primarily related to 2011; and $3 million of sales rebates in the fourth quarter of 2012 that was primarily related to the second quarter of 2012. These collective corrections had an insignificant effect on all affected annual and quarterly periods and line items based on a quantitative and qualitative evaluation.

2012 (In thousands, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Net sales	$793,484	$833,165	$714,167	$737,521
Cost of sales	704,971	727,607	643,578	666,884
Gross profit	88,513	105,558	70,589	70,637
Operating income (loss)	(434)	17,597	(66,104)	(204,893)
Net income (loss)	(11,142)	5,508	(66,754)	(332,629)

Net income (loss) per common share — basic
Continuing Operations	(0.24)	0.12	(1.45)	(7.14)
Discontinued Operations	—	—	—	(0.04)
	(0.24)	0.12	(1.45)	(7.18)

Net income (loss) per common share — diluted
Continuing Operations	(0.24)	0.12	(1.45)	(7.14)
Discontinued Operations	—	—	—	(0.04)
	(0.24)	0.12	(1.45)	(7.18)

Common stock market price:
High	$10.37	$8.96	$7.96	$8.39
Low	8.04	4.66	4.75	6.61

2011 (In thousands, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Net sales	$824,463	$870,351	$722,764	$721,718
Cost of sales	689,558	717,262	641,702	649,509
Gross profit	134,905	153,089	81,062	72,209
Operating income (loss)	42,200	13,846	(10,395)	(11,911)
Net income (loss)	24,202	77,775	(28,826)	(16,315)

Net income (loss) per common share — basic	0.53	1.71	(0.63)	(0.36)
Net income (loss) per common share — diluted	0.52	1.68	(0.63)	(0.36)

Common stock market price:
High	$17.19	$16.09	$13.37	$9.60
Low	13.71	12.01	8.34	7.64

Chiquita Brands International, Inc.
SELECTED FINANCIAL DATA

	Year Ended December 31,
(In thousands, except per share amounts)	2012	2011	2010	2009	2008
FINANCIAL CONDITION
Working capital	$200,144	$321,348	$396,707	$355,000	$320,759
Capital expenditures	53,440	75,535	65,542	68,305	63,002
Total assets	1,697,762	1,937,959	2,067,146	2,044,826	1,988,185
Capitalization:
Short-term debt	65,008	16,774	20,169	17,607	10,495
Long-term debt	540,517	555,705	613,973	638,462	686,816
Shareholders’ equity	370,402	800,070	739,988	660,303	524,401
OPERATIONS
Net sales	$3,078,337	$3,139,296	$3,227,432	$3,470,435	$3,609,371
Operating income (loss)[1]	(253,834)	33,740	107,660	147,309	(281,117)
Income (loss) from continuing operations[1]	(403,034)	56,836	60,623	91,208	(330,159)
(Loss) income from discontinued operations, net of income tax	(1,983)	—	(3,268)	(717)	1,464
Net income (loss)[1]	(405,017)	56,836	57,355	90,491	(328,695)
SHARE DATA
Shares used to calculate net income (loss) per common share – diluted	46,059	46,286	45,850	45,248	43,745
Net income (loss) per common share—diluted:
Continuing operations	$(8.75)	$1.23	$1.32	$2.02	$(7.54)
Discontinued operations	(0.04)	—	(0.07)	(0.02)	0.03
	$(8.79)	$1.23	$1.25	$2.00	$(7.51)
Dividends declared per common share	$—	$—	$—	$—	$—
Market price per common share:
High	$10.37	$17.19	$18.46	$18.98	$25.77
Low	4.66	7.64	11.18	4.41	8.58
End of period	8.25	8.34	14.02	18.04	14.78

[1]
2012 includes $180 million ($171 million after-tax) of goodwill and trademark impairment in the Salads and Healthy Snacks segment. Also, 2008 includes $375 million ($374 million after-tax) of goodwill impairment charge in the Salads and Healthy Snacks segment. 2012 includes $130 million of income tax expense related to establishing a valuation allowance for U.S. deferred tax assets. 2011 includes an $87 million income tax benefit for releasing valuation allowances for U.S. deferred tax assets.

See Note 20 to the Consolidated Financial Statements for information on divestitures. See Management’s Discussion and Analysis of Financial Condition and Results of Operations for information related to significant items affecting operating income (loss) for 2012, 2011 and 2010.