Form 10-K, Exhibit 13
period 2013-12-31
CHIQUITA BRANDS INTERNATIONAL INC
filed 2014-03-04
CIK 101063

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
Chiquita has published its Core Values and Code of Conduct, which establish high standards for ethical business conduct. The company maintains a helpline, administered by an independent service supplier, that employees and other third parties can use confidentially and anonymously (where permitted by local law) to communicate suspected violations of the company's Core Values or Code of Conduct, including concerns regarding accounting, internal accounting control or auditing matters. All matters reported through the helpline are reported directly to the Chief Compliance Officer, who reports to the Audit Committee of the Board of Directors, and any significant concerns that relate to accounting, internal accounting control or auditing matters are communicated to the chairman of the Audit Committee of the Board of Directors.
The Audit Committee of the Board of Directors consists solely of directors who are considered independent under applicable New York Stock Exchange rules. The Board has determined that Howard W. Barker, Jr., a member of the Audit Committee, is an "audit committee financial expert" as defined by SEC rules. Two other members of the Audit Committee, Kerrii B. Anderson and Ronald V. Waters, III, also meet the requirements of an "audit committee financial expert," though they are not formally designated as such. The Audit Committee reviews the company's financial statements and periodic reports filed with the SEC, as well as the company's internal control over financial reporting and its accounting policies. In performing its reviews, the Audit Committee meets periodically with the independent auditors, management and the internal auditors, both together and separately, to discuss these matters.
The Audit Committee engaged PricewaterhouseCoopers LLP, an independent registered public accounting firm, to audit the company's consolidated financial statements and its internal control over financial reporting and to express opinions thereon. The scope of the audits is set by PricewaterhouseCoopers LLP following review and discussion with the Audit Committee. PricewaterhouseCoopers LLP has full and free access to all company records and personnel in conducting its audits. Representatives of PricewaterhouseCoopers LLP meet regularly with the Audit Committee, with and without members of management present, to discuss their audit work and any other matters they believe should be brought to the attention of the Audit Committee. PricewaterhouseCoopers LLP's opinions on the company's consolidated financial statements and the effectiveness of the company's internal control over financial reporting are on page 22.
Management's Assessment of the Company's Internal Control over Financial Reporting
The company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as that term is defined in Exchange Act Rule 13a-15(f). The company's management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2013. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control - Integrated Framework (1992). Based on this assessment, management believes that, as of December 31, 2013, the company's internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework (1992), as set forth by the COSO. The effectiveness of the company's internal control over financial reporting as of December 31, 2013 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

/s/ EDWARD F. LONERGAN	/s/ RICK P. FRIER	/s/ JOSEPH B. JOHNSON
Chief Executive Officer	Chief Financial Officer	Chief Accounting Officer

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
We are pleased with the progress that we have made during 2013, and our overall year-over-year results continue to improve. The restructuring initiatives implemented at the end of 2012 have meaningfully reduced our selling, general and administrative expenses. Our strategic decisions to focus on our core bananas and salads businesses and to enhance owned farm and logistics efficiencies have positively impacted our results from operations. Productivity on our owned banana farms improved substantially as a primary result of changes in agricultural practices. The additional volume from our owned farms resulted in lower sourcing costs during this period by reducing third-party banana purchases during 2013 as compared to 2012, especially for higher-priced spot purchases in the first half of the year.
We secured 5 million boxes of incremental annualized banana volume in North America in late 2012 and an additional 2 million annualized boxes in the first quarter of 2013. These wins drove volume gains in our North American business in 2013 compared to 2012 and resulted in further logistics cost savings from scale efficiencies. In Europe, we prioritized profitability over volume during 2013 resulting in stable local pricing, but lower volume. Pricing in Europe is mainly based on weekly price quotes in local currency. Typically, European pricing is significantly stronger in the first half of the year when supply and demand are more balanced as compared to the second half of the year, when supply is typically greater than demand. Overall, both local currency and U.S. dollar pricing in our Core European banana markets were higher in 2013 compared to 2012. Pricing is also affected by average European exchange rates net of hedging, which were flat in 2013 compared to 2012 as a result of hedges we put in place during 2012, and 7% lower in 2012 compared to 2011, which adversely affected pricing by nearly $63 million.
Retail value-added salad volumes were approximately 4% higher in 2013 compared to 2012 as a result of increased velocity with our current customers and the impact of new branded and private label contract wins. The fourth quarter of 2013 marked the third consecutive quarter of year-over-year growth in our retail value-added salad volumes. In late February 2013, we commenced shipping private label salads under a signature contract win, and that private label and branded salad wins to date have delivered approximately 4 million annualized cases, beginning from the second quarter of 2013. We also realized improvements versus the same period of 2012 in healthy snacks pricing. Our Salads and Healthy Snacks segment were adversely affected by transition and startup costs at our new Midwest facility, which were approximately $18 million in 2013. This new, more automated salad production and warehousing facility in the Midwest fully replaced three existing production facilities in the region. Transition and installation of the manufacturing lines began in April 2013, and was substantially completed at the end of 2013. During this transition period, we balanced manufacturing line transitions and volume growth with the requirement to maintain quality, food safety and customer service. Adverse weather conditions across growing regions in specific periods during 2013 increased raw product costs compared to 2012.
Several other key items affected year-over-year comparisons:

◦
Relocation and restructuring charges of $35 million and $6 million in 2012 and 2011, respectively. In 2012, we relocated our headquarters and consolidated management and administrative functions to improve efficiency and speed decision-making. We also changed our leadership and restructured our business to become a branded commodity operator focused on our core banana and salads businesses.

◦
Goodwill and trademark impairment charges of $180 million in 2012 related to the Fresh Express salads business. Goodwill and trademarks are reviewed for impairment each fourth quarter, or more frequently if circumstances indicate the possibility of impairment. These impairment charges were the result of lower operating performance of the retail value-added salad business, lower retail salad volumes, lower perceived valuation multiples in the packaged salad industry and continuing demand for private label versus branded products.

◦
Impairment and other charges of $32 million in 2012 to fully impair our former equity-method investment and related assets and to record estimates of probable cash obligations to the Danone Chiquita SAS ("Danone JV"), which sold Chiquita-branded fruit smoothies in Europe.

◦	Reserve for grower advances of $32 million in 2011 related to a grower of grapes and other produce in Chile. The grower declared bankruptcy in 2011.

◦
We exited our North American deciduous product lines after the end of the California grape season at the end of 2012. These product lines represented approximately $40 million of annualized net sales and an insignificant negative contribution to our operating income on an annual basis. At the end of the second quarter of 2013, we sold a European healthy snacking business, which represented approximately $12 million of net sales and an insignificant contribution to our operating income on an annual basis.

◦
Income taxes included expense of $130 million in 2012 to establish valuation allowances against U.S. deferred tax assets and a benefit of $87 million in 2011 for the release of valuation allowances against U.S. deferred tax assets. Income taxes also included expense of $6 million in 2011 related to a settlement in Italy.

We operate in a highly competitive industry and are subject to significant risks beyond our immediate control. The major risks facing our business include: the customary risks experienced by global food companies, such as prices for commodity and other inputs, currency exchange rate fluctuations, industry and competitive conditions (all of which may be more unpredictable in light of continuing uncertainty in the global economic environment), government regulations, food safety issues and product recalls affecting us or the industry, labor relations, taxes, political instability and terrorism; challenges in implementing the relocation of our corporate headquarters and other North American corporate functions to Charlotte, North Carolina; challenges in implementing restructuring and leadership changes announced in August and October 2012 including our ability to achieve the cost savings and other benefits anticipated from the restructuring; unusual weather events, conditions or crop risks; continued ability to access the capital and credit markets on commercially reasonable terms and comply with the terms of our debt instruments; access to and cost of financing; and the outcome of pending litigation and governmental investigations involving us, as well as the legal fees and other costs incurred in connection with such items.We are a defendant in several pending legal proceedings that are described in Note 19 to the Consolidated Financial Statements, where unfavorable outcomes could be material to our results of operations or financial position. We believe that most of our products are well-positioned to continue to withstand the risks of the current global economic environment because they are healthy and convenient staple food items that provide value to consumers. See "Item 1A – Risk Factors" in the Annual Report on Form 10-K for a further description other risks.
Operations
The company reports the following three business segments:

•	Bananas: Includes the sourcing (purchase and production), transportation, marketing and distribution of bananas.

•
Salads and Healthy Snacks: Includes ready-to-eat, packaged salads, referred to in the industry as "value-added salads" and other value-added products, such as healthy snacking items, fresh vegetable and fruit ingredients used in food service; processed fruit ingredients; and the company's former equity-method investment in Danone Chiquita Fruits, which sold Chiquita-branded fruit smoothies in Europe (see Note 7).

•
Other Produce: Includes the sourcing, marketing and distribution of whole fresh produce other than bananas. As part of the 2012 restructuring plan, the company exited its North American deciduous business at the end of the California grape season in December 2012. Beginning in 2013, the primary product of the Other Produce segment is pineapples.

Certain corporate expenses are not allocated to the reportable segments and are included in "Corporate costs," including costs related to the relocation of the company's headquarters and restructuring activities described in Note 3 to the Consolidated Financial Statements. Inter-segment transactions are eliminated. Additional segment information can be found in Note 18 to the Consolidated Financial Statements. See Note 1 to the Consolidated Financial Statements for information related to Discontinued Operations.

Financial information for each segment follows:

(In millions)	2013	2012 [2]	2011 [2]	Better (Worse)
Net sales:				2013 vs. 2012	2012 vs. 2011
Bananas	$1,970	$1,985	$2,023	(0.8)%	(1.9)%
Salads and Healthy Snacks	967	953	953	1.5%	—%
Other Produce	121	140	163	(13.6)%	(14.1)%
Total net sales	$3,057	$3,078	$3,139	(0.7)%	(1.9)%

Cost of sales:
Bananas	$1,712	$1,748	$1,715	2.1%	(1.9)%
Salads and Healthy Snacks	864	833	814	(3.7)%	(2.3)%
Other Produce	123	150	158	18.0%	5.1%
Corporate costs	10	11	11	9.1%	—%
Total cost of sales	$2,708	$2,743	$2,698	1.3%	(1.7)%

Operating income:
Bananas	$112	$77	$127	45.5%	(39.4)%
Salads and Healthy Snacks[1]	(8)	(218)	7	96.3%	(3,214.3)%
Other Produce	(2)	(18)	(37)	88.9%	51.4%
Corporate costs	(52)	(95)	(64)	45.3%	(48.4)%
Total operating income	$50	$(254)	$34	119.7%	(847.1)%
Tables may not total or recalculate due to rounding.

[1]	2012 results include impairment charges related to goodwill, trademarks and the Danone JV equity-method investment, which are further discussed below.

[2]	Cost of sales by segment in 2012 and 2011 have been revised. Cost of sales is unchanged on a consolidated basis. Operating income by segment has not changed for these periods.
2013 vs. 2012
Net Sales. Net sales decreased on a consolidated basis by 0.7%. Banana segment sales were 0.8% lower primarily as a result of lower volume in Core Europe (defined below), where we continued to prioritize profitability over volume, lower volume in the Middle East and lower pricing in North America. These declines were offset by significant new banana volumes in North America as a result of customer wins and stable local pricing in Europe during 2013.
Salads and Healthy Snacks segment sales were 1.5% higher primarily from increased volume of our retail value-added salads, as a result of new private label and branded contract volume and increased velocity with our current customers, as well as improved pricing in our healthy snacks products. These improvements were offset by a decrease in sales of our processed fruit ingredient products and the exit of a European healthy snacking business that represented approximately $12 million of net sales on an annual basis and had an insignificant effect on operating income.
Other Produce segment sales were lower as a result of discontinuing our North American deciduous product lines at the end of 2012 partially offset by increased volume and pricing of pineapples. Our North American deciduous product lines represented approximately $40 million of net sales on an annual basis.
Cost of Sales. Cost of sales decreased on a consolidated basis primarily related to the Bananas and Other Produce segments. Changes in our agriculture practices for bananas increased productivity and lowered our costs because we purchased less fruit from third parties in 2013 as compared to 2012. We also realized significant improvements in our banana sourcing and logistics costs from the deployment of value chain efficiency and productivity initiatives that commenced at the start of 2013. Banana logistics costs included the continued optimization of our ocean shipping network and scale efficiencies from additional volume distribution in North America. As a result of our 2011 shipping reconfiguration, five chartered cargo ships were subleased until the end of 2012, and an equivalent number of ship charters were not renewed in 2013. We accelerated $6 million of losses on the three sublease arrangements in the first quarter of 2012, net of $2 million of related deferred sale-leaseback gain amortization during the sublease period.
In our Salads and Healthy Snacks segment, an increase in cost of sales was driven by increased volume and product mix of retail value-added salads, reduced yields and increased raw product costs from adverse weather across our growing regions and approximately $18 million of transition and startup costs at our new Midwest facility recorded in "Cost of sales" in the Consolidated Statements of Income. These increased costs were partially offset by lower costs in our processed fruit ingredient products and from exiting a European healthy snacking business at the end of the second quarter of 2013. Additionally, inventory write-downs of fruit ingredient products decreased from approximately $5 million in 2012 to approximately $1 million in 2013.
Other Produce segment cost of sales were lower as a result of exiting our North American deciduous product lines at the end of 2012, which were partially offset by an increased volume of pineapples. 2012 also included $2 million of costs primarily related to inventory write-offs from the discontinuation of other non-strategic, low-margin products and $1 million costs related to a lease exit accrual.
Operating Income. As a result of the above, as well as the benefits to our selling, general and administrative expenses from our completed restructuring and relocation plans, operating income improved on a consolidated basis and in each of the operating segments. As more fully described below, the 2012 results of the Salads and Healthy Snacks segment also include a $180 million goodwill and trademark impairment related to the Fresh Express salads business and a $32 million loss to fully impair our equity-method investment and related assets and to record estimates of probable cash obligations to the Danone JV. The 2012 results of the Bananas segment include $9 million in allowance for doubtful accounts related to a Middle Eastern customer.
Corporate costs include relocation and restructuring costs that were insignificant in 2013 and $35 million in 2012 and are further described in Note 3 to the Consolidated Financial Statements, as well as $1 million for other relocation and hiring expenses in 2013. Corporate expenses excluding those related to the restructuring and relocation, were $51 million and $59 million for 2013 and 2012, respectively, which also reflect savings from these relocation and restructuring activities that were partially offset by higher incentive compensation accruals.
Additional detail of the variances are included in the segment discussion below.
2012 vs. 2011
Net Sales. Net sales decreased on a consolidated basis by 1.9%. Banana segment sales volume grew in North America and the Mediterranean and Middle East markets and fell in Core Europe (defined below) as we balanced our allocation of fruit with pricing and demand across the Mediterranean and European markets. Higher local currency pricing in Core Europe was more than offset by lower average European exchange rates. Exchange rates adversely affected pricing by nearly $63 million in 2012 compared to 2011. Year-over-year North American pricing was lower in 2012 because 2011 included force majeure surcharges from late January to the end of the second quarter to recover significantly higher sourcing costs resulting from weather-related supply shortages that began in late 2010.
Salads and Healthy Snacks segment declines in sales in our retail value-added sales during 2012 and 2011 were primarily due to lower volumes as a result of customer conversions from branded to private label that began in the fourth quarter of 2009 and continued into early 2012. While traditionally we were a supplier of branded product offerings, we expanded our product offerings as part of our strategic transformation in 2012 without the need for significant capital expenditures to include private label packaged salads, organic packaged salads and whole-head lettuce products. The decline in retail value-added salad sales was offset by increased sales volumes in both our healthy snack and foodservice offerings.
Other Produce segment sales were lower due to a change in the second half of 2011 in standard contract language applicable to certain other produce sales in Europe, which resulted in recognizing the net amount retained in such sales (a commission earned as an agent) instead of recognizing gross sales and cost of sales, as when we acted as a principal in the transactions during the first half of 2011 and prior. In addition, as part of our restructuring plan, we exited our North American deciduous business after the end of the California grape season in December 2012. We had already exited avocados earlier in 2012 and other types of low-margin produce in 2011 and earlier.
Cost of Sales. Cost of sales increased 1.7% on a consolidated basis primarily related to the Bananas and Salads and Healthy Snacks segments. Sourcing costs in our owned banana operations were higher in 2012 than 2011 due to a number of factors including labor cost increases, control of crop disease (primarily black sigatoka) and our rejuvenation programs. Sourcing costs in 2012 from purchased fruit were higher than 2011 primarily as a result of increased contractual purchase prices with our third party growers, which was partially offset by lower spot purchases in 2012. Late in 2011, we implemented a new European shipping configuration that partially offset increases in other logistics costs, including fuel. The new configuration involves shipping part of our core volume in container equipment on board third parties' container ships. The container capacity is more flexible than leasing entire ships and particularly benefits the second half of the year when volumes are typically lower. The effect of this shipping reconfiguration is further discussed below.

In our Salads and Healthy Snacks segment, we initiated a cost savings program in 2011 to realign our overhead structure and innovation functions in our retail value-added salads business. In 2012, we were able to reduce commodity, manufacturing and quality costs through harvesting and manufacturing process improvements. These cost reductions realized in 2012 partially offset the effect of lower volumes of retail value-added salads and higher raw product input costs. Warmer weather conditions in the beginning of 2012 also improved raw product yields and quality. This compares to adverse weather conditions, industry input cost inflation and process customization associated with Fresh Rinse implementation and product quality-related costs that all negatively affected costs of sales in 2011.Fresh Rinse is our produce wash that significantly reduces microorganisms on particular leafy greens compared to a conventional chlorine sanitizer. We converted all of our facilities to support the use of this technology during the first half of 2011, although we continue to use a conventional chlorine sanitizer for some products. Additionally, in the fourth quarter of 2012 we recorded an inventory write-down of fruit ingredient products of approximately $5 million.
Operating Income. As a result of the above, operating income decreased in our Bananas and Salads and Healthy Snacks segments. Operating income of our Other Produce segment increased. However, excluding the $32 million grower advance reserve recorded in 2011, our Other Produce segment 2012 operating loss increased by $12 million, which was primarily due to lower average European exchange rates and higher fruit and logistics costs. For further information on the grower advance, see Note 4 to the Consolidated Financial Statements. Decreases in operating income were partially offset in the Bananas segment due to lower selling, general and administrative expenses as a result of cost reduction initiatives implemented throughout the year, including $17 million of reduced marketing investment and the restructuring that was announced in August 2012. As more fully described below, the 2012 results of the Salads and Healthy Snacks segment also include a $180 million goodwill and trademark impairment related to the Fresh Express salads business and a $32 million loss to fully impair our equity-method investment and related assets and to record estimates of probable cash obligations to the Danone JV.
Corporate costs include relocation and restructuring costs that were $35 million and $6 million in 2012 and 2011, respectively, and are further described in Note 3 to the Consolidated Financial Statements. Corporate expenses excluding those related to the restructuring and relocation were $59 million and $58 million in 2012 and 2011, respectively.
Additional detail of the variances are included in the segment discussion below. Analysis of 2012 vs. 2011 results has been conformed to be on the same basis as the analysis of the 2013 vs. 2012 results.
BANANA SEGMENT - NET SALES, COST OF SALES AND OPERATING INCOME ANALYSIS

(In millions)	2013 vs. 2012	2012 vs. 2011
Banana net sales - comparison year	1,985	2,023
Global pricing including geographical mix	(64)	4
Volume	51	21
Average European exchange rates including the effect of hedging	(2)	(63)
Banana net sales	$1,970	$1,985

(In millions)	2013 vs. 2012	2012 vs. 2011
Banana cost of sales - comparison year	$1,748	$1,715
Volume	66	$20
Sourcing and logistics costs[1]	(95)	22
Average European exchange rates	2	(18)
Acceleration of losses on ship sublease arrangements in 2012[2]	(6)	2
Tariffs	(5)	(4)
Gains on asset sales in 2011	—	5
Other	2	6
Banana cost of sales	$1,712	$1,748

[1]
Sourcing costs include costs of producing fruit in our owned operations and purchasing fruit from our third party growers. Logistics costs are significantly affected by fuel prices, including the effect of fuel hedges that were a benefit of $6 million, $15 million and $47 million in 2013, 2012 and 2011, respectively. Logistics costs are also significantly affected by shifts in volume from one destination market to another and shifts in transportation modalities (reefer vessel, 3rd party container lines, container vessel, etc.).

[2]
Late in 2011, we implemented a new European shipping configuration that resulted in significant reductions in logistics costs in 2012 that continue throughout 2013. These changes reduced our total expected bunker fuel purchases and the number of ports where bunker fuel is purchased, and accounting standards required us to recognize $12 million of unrealized fuel hedging gains in 2011 for hedge positions originally intended to hedge fuel purchases in future periods. Additionally, bunker fuel forward contracts that were in excess of our expected core fuel demand were sold and gains of $2 million were realized in 2011. See Note 11 to the Consolidated Financial Statements for further description of our hedging program. Also as a result of the shipping reconfiguration, five chartered cargo ships were subleased to third parties until the end of 2012, and eight ship charters were not renewed for 2013. In 2012, we accelerated $6 million of losses on the three sublease arrangements that began in the first quarter of 2012, net of $2 million of related deferred sale-leaseback gain amortization during the sublease period. We accelerated $4 million of losses in 2011 on the other two sublease arrangements that began in the fourth quarter of 2011.

(In millions)	2013 vs. 2012	2012 vs. 2011
Banana operating income - comparison year	$77	$127
Change in Banana segment net sales from above	(15)	(38)
Change in Banana segment cost of sales from above	36	(33)
Selling, general and administrative	6	33
Allowance for doubtful accounts for customers in Iran	7	(9)
Other	1	(3)
Banana operating income	$112	$77
BANANA SEGMENT METRICS
Our banana sales volumes1 in 40-pound box equivalents were as follows:

(In millions, except percentages)	2013	2012	% Change
North America	72.7	65.8	10.4%
Europe and the Middle East
Core Europe[2]	33.2	38.1	(12.8)%
Mediterranean[3]	14.5	11.2	29.8%
Middle East	4.5	6.7	(33.0)%
Europe and the Middle East	52.2	56.0	(6.7)%
Total Volume	124.9	121.8	2.5%

Year-over-year favorable (unfavorable) percentage changes in our banana prices and banana volume for 2013 compared to 2012 were as follows:

	Q1	Q2	Q3	Q4	Year
Banana Prices
North America[4]	(3.3)%	(2.9)%	(1.0)%	(1.5)%	(2.3)%
Core Europe:
Local currency	5.0%	1.9%	13.1%	4.5%	5.6%
Currency exchange impact	0.9%	1.2%	6.3%	5.3%	3.0%
Core Europe U.S. Dollar Basis[5]	5.9%	3.1%	19.4%	9.8%	8.6%
Mediterranean[3]	2.4%	(7.0)%	13.3%	(29.7)%	(9.1)%
Middle East	(5.5)%	(5.2)%	2.2%	4.8%	(0.8)%
Europe and the Middle East	3.9%	1.3%	16.9%	(7.7)%	2.6%
Banana Volume
North America	10.8%	11.1%	11.1%	8.7%	10.4%
Europe and the Middle East:
Core Europe[2]	(13.3)%	(8.6)%	(15.3)%	(14.7)%	(12.8)%
Mediterranean[3]	11.5%	9.2%	(3.9)%	96.6%	29.8%
Middle East	(31.0)%	(47.3)%	(35.1)%	(20.3)%	(33.0)%
Europe and the Middle East	10.9%	9.5%	(15.6)%	9.1%	(6.7)%

1	Volume sold includes all banana varieties, such as Chiquita to Go, Chiquita minis, organic bananas and plantains.

2	Core Europe includes the 28 member states of the European Union, Switzerland, Norway and Iceland. Banana sales in Core Europe are primarily in euros, as well as other European currencies.

3	Mediterranean markets are mainly European and other Mediterranean countries that do not belong to the European Union.

4	North America pricing includes surcharges to recover fuel-related and other costs. In 2014, our surcharge was expanded to also recover increases in paper costs.

5	Prices on a U.S. dollar basis exclude the effect of hedging.
European Exchange Rates. We use hedging instruments (derivatives) to reduce the negative cash flow and earnings effect that any significant decline in the value of the euro would have on the conversion of euro-based revenue into U.S. dollars for up to 18 months in the future. To minimize the volatility that changes in fuel prices could have on the operating results of our core shipping operations, we also use hedging instruments to lock in prices of future bunker fuel purchases for up to three years in the future. Further discussion of hedging risks and instruments can be found under the caption Market Risk Management - Financial Instruments below, and Note 11 to the Consolidated Financial Statements. The average spot and hedged euro exchange rates were as follows:

	Year Ended Dec. 31,
(Dollars per euro)	2013	2012	% Change
Euro average exchange rate, spot	$1.33	$1.28	3.9%
Euro average exchange rate, hedged	1.27	1.29	(1.2)%
Year over year increases (decreases) in our results related to the effect of European currency was as follows:

(In millions)	2013 vs. 2012	2012 vs. 2011
Net sales
Change in euro exchange rate	$23	$(63)
Change in realized hedging loss[1]	(26)	—
Effect on net sales	(2)	(63)
Local costs increase (decrease)	(5)	14
Change in balance sheet translation gain[2]	3	4
Net effect on operating income (loss)	$(4)	$(45)
Table may not total or recalculate due to rounding.

[1]	Hedging loss was $25 million in 2013 versus less than $1 million gain in 2012 and 2011.

[2]	Balance sheet translation was a net loss of $2 million, $5 million and $9 million in 2013, 2012 and 2011, respectively.

BANANA SEGMENT - OTHER INFORMATION
Concentration of Risk. Our primary markets are in North America and Europe, but we also have sales in the Middle East and other markets. The majority of our sales in the Middle East are in Iran under license from the U.S. government that allows sale of food products to non-sanctioned parties. These sales to Iranian customers are in U.S. dollars and represent $17 million and $20 million of "Trade receivables, less allowances" on the Consolidated Balance Sheet as of December 31, 2013 and 2012. Even though the sales in Iran are permitted, the international sanctions against Iran affected the ability of Iranian customers to pay invoices within terms because it became difficult for them to obtain U.S. dollars, euros or other suitable currencies in sufficient quantity on a regular basis. Over the course of 2012, our receivable balance with these customers increased making repayment more difficult, and we have established payment plans with each of these customers to reduce their balances. Certain customers have so far been able to find acceptable methods of payment to comply with their payment plans. However, some customers have not, and as a result we recorded a reserve of $9 million in 2012, with an additional $2 million in 2013 as a result of further delinquency and other repayment risk. We source bananas from the Philippines for sale in the Middle East under a committed-volume, long-term purchase contract with a former joint venture partner through 2016. To mitigate risk, we have reduced the amount of volume being sent to the Middle East and have developed customers in other Middle eastern markets, such as Iraq and Saudi Arabia. However, Iran remains an important market for the company's Philippine-sourced bananas.
Import Regulations. Bananas imported into the European Union ("EU") from Latin America, our primary source of fruit, are subject to a tariff, while bananas imported from African, Caribbean and Pacific sources continue to enter the EU tariff-free. In 2009, the EU and 11 Latin American countries reached the World Trade Organization ("WTO") Geneva Agreement on Trade in Bananas ("GATB"), under which the EU agreed to reduce tariffs on Latin American bananas annually, from €176 per metric ton ending with a rate of €114 per metric ton by 2019. The GATB resulted in tariff rates per metric ton of €143 in 2011, €136 in 2012 and €132 in both 2013 and 2014, respectively. The EU also signed a WTO agreement with the United States, under which it agreed not to reinstate WTO-illegal tariff quotas or licenses on banana imports.
In another regulatory development, in June 2012, the EU signed free trade area ("FTA") agreements with (i) Colombia and Peru and (ii) the Central American countries. Under both FTA agreements, the EU committed to reduce its banana tariff to €75 per metric ton over ten years for specified volumes of banana exports from each of the countries covered by these FTAs, and further required that the banana volumes assigned to each country under the Central American FTA be administered through export licenses. Implementation of an export license system in the 1990's (subsequently ruled illegal) significantly increased our logistics and other export costs. The EU implemented its FTA with Peru on March 1, 2013; its FTAs with Panama, Honduras, Nicaragua, and Colombia on August 1, 2013; its FTAs with Costa Rica and El Salvador on October 1, 2013; and its FTA with Guatemala on December 1, 2013. Because questions remain over how the banana volume and export licensing rules will be applied over time, it is still unclear what, if any, effect the new FTAs will have on our operations.

SALADS AND HEALTHY SNACKS SEGMENT - NET SALES, COST OF SALES AND OPERATING INCOME ANALYSIS

(In millions)	2013 vs. 2012	2012 vs. 2011
Salads and Healthy Snacks net sales - comparison year	$953	$953
Pricing including mix:
Retail value-added salads	4	(13)
Healthy snacks, foodservice and other	8	(15)
Volume:
Retail value-added salads	23	(32)
Healthy snacks, foodservice and other	(1)	48
Processed fruit ingredient products, primarily volume	(15)	—
Returns and other sales reductions due to quality-related and manufacturing disruption matters	—	3
Other	(5)	9
Salads and Healthy Snacks net sales	$967	$953

(In millions)	2013 vs. 2012	2012 vs. 2011
Salads and Healthy Snacks cost of sales - comparison year	$833	$814
Volume:
Retail value-added salads	18	(21)
Healthy snacks, foodservice and other	—	37
Mix:
Retail value-added salads	12	—
Healthy snacks, foodservice and other	1	5
Industry input and manufacturing costs:
Retail value-added salads	2	8
Healthy snacks, foodservice and other	—	(12)
Processed fruit ingredient products, primarily volume	(18)	—
Transition costs for new Midwest production facility	18	—
Exit of European healthy snacking business	(4)	—
Quality-related and manufacturing disruption costs	—	(5)
Fresh Rinse technology customization costs	—	(3)
Other[1]	2	10
Salads and Healthy Snacks cost of sales	$864	$833

[1]
Other includes $1 million in the first quarter of 2012 primarily related to inventory write-offs to exit healthy snacking products that were not sufficiently profitable. Includes $1 million in "Cost of sales" in the second quarter of 2012, primarily related to the closure of a research and development facility.

(In millions)	2013 vs. 2012	2012 vs. 2011
Salads and Healthy Snacks operating income - comparison year	$(218)	$7
Change in Salads and Healthy Snacks segment net sales from above	14	—
Change in Salads and Healthy Snacks segment cost of sales from above	(31)	(19)
Selling, general and administrative	13	3
Equity in (earnings) losses of investees, including impairment of Danone JV	34	(27)
Goodwill and trademark impairment	180	(180)
Other[2]	—	(2)
Salads and Healthy Snacks operating income	$(8)	$(218)

[2]	Other includes $2 million of goodwill impairment in the third quarter 2012 and $1 million to restructure our European healthy snacking sales force in the first quarter of 2012.

SALADS AND HEALTHY SNACKS SEGMENT METRICS
Volume and average price per case for our retail value-added salads was as follows:

(In millions, except percentages)	2013	2012	% Change
Volume (12-count cases)	48.6	46.7	4.1%
Average price per case including mix[3]			0.7%

[3]	Average price per case includes fuel-related and other surcharges. Fuel surcharges generally reset quarterly based on the previous quarter's average fuel index prices.

SALADS AND HEALTHY SNACKS - OTHER INFORMATION
Goodwill and Trademarks. Operating income in 2012 includes a $157 million impairment charge to goodwill and a $23 million impairment charge to the Fresh Express trademark. Goodwill and trademarks are reviewed for impairment each fourth quarter, or more frequently if circumstances indicate the possibility of impairment. These impairment charges are the result of lower operating performance of retail value-added salad business, lower retail salad volumes, lower perceived valuation multiples in the packaged salad industry and continuing demand for private label versus branded products. See Notes 1 and 8 to the Consolidated Financial Statements for further information about goodwill and trademark impairments.
Danone Joint Venture. In 2012, the board of directors of our equity-method investment, Danone Chiquita Fruits SAS ("Danone JV"), approved a change in strategy and the related discontinuation of a key product. As a result, we determined that the decline in estimated fair value of our equity-method investment in the Danone JV was other than temporary, and we recorded a $32 million loss in 2012 to fully impair our investment and related assets and to record estimates of probable cash obligations to the Danone JV, which is included in "Equity in (earnings) losses of investees" in the Consolidated Statements of Income. We had fully accrued our obligations to fund the Danone JV at December 31, 2012. The Danone JV sold its smoothie operations in March 2013 and the Chiquita brand is now licensed to a third-party manufacturer of smoothies in Europe. In connection with our final contribution to the Danone JV in October 2013, we exited the investment by selling all of our shares in the Danone JV to our joint venture partner, Danone. See further discussion of the Danone JV in Note 7 to the Consolidated Financial Statements.
Build-To-Suit Lease for Midwest Salad Plant Consolidation. In June 2012, we entered into a 20-year lease agreement for a salad production and warehousing facility in the Midwest that replaced three existing facilities in the region. Though the construction costs were financed by the lessor, because of the specialized nature of the facility we acted as the construction agent and were responsible for all construction activity during the construction period. This resulted in us owning the facility for accounting purposes. Construction was substantially completed at December 31, 2013. Further discussion can be found under the caption Liquidity and Capital Resources below, and Note 10 to the Consolidated Financial Statements.
Sale of European Healthy Snacking Business. At the end of the second quarter 2013, we sold one of the European healthy snacking businesses. The business was sold for €3 million ($4 million) resulting in a gain of $1 million recognized in "Other income (expense), net" in the Condensed Consolidated Statements of Income, which was not allocated to the segment. This business represented approximately $12 million in annual net sales and had an insignificant effect on operating income. Additionally, $2 million of goodwill impairment related to this business was recognized in the third quarter of 2012.
INTEREST AND OTHER INCOME (EXPENSE)
Interest expense was $61 million, $45 million and $52 million in 2013, 2012 and 2011, respectively. Changes in interest expense resulted primarily from debt reduction and refinancing activities occurring in February 2013 and during the second half of 2011. These same debt reduction and refinancing activities also resulted in "Loss on debt extinguishment" recorded in 2013 and 2011. The latest refinancing in 2013 significantly extends our debt maturities and reduces the cash required for debt service over the next several years, while still providing the ability to reduce debt with excess cash flow during this period. See further information regarding the terms, description of the security and restrictions in Note 10 to the Consolidated Financial Statements.
Other income in 2013 primarily relates to a net gain on the sale of a European healthy snacking business, as described above. Other expense in 2012 primarily related to contingencies in Europe.
INCOME TAXES
Income taxes were a net benefit (expense) of $(5) million, $(105) million and $82 million in 2013, 2012 and 2011, respectively. The income tax expense for 2012 includes a $130 million charge to income tax expense to establish a valuation allowance against all of our U.S. federal and state deferred tax assets, which are primarily net operating losses. The net income tax benefit for 2011 includes a $87 million U.S. valuation allowance release, partially offset by a $6 million charge for a tax settlement in Italy as described in Notes 15 and 19 to the Consolidated Financial Statements.
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
In 2011, as a result of sustained improvements in the performance of our North American businesses and the benefits of debt reduction over several years, we generated annual U.S. taxable income beginning with tax year 2009 through 2011, and expected this trend to continue, even if seasonal losses may have been incurred in interim periods. In 2011, our forecast included increased visibility to North American banana pricing and stabilized sourcing costs. As a result of considerations of the positive evidence, which outweighed the negative evidence at the time, we recognized an $87 million income tax benefit in 2011 for the reversal of valuation allowances against 100% of the U.S. federal deferred tax assets and a portion of the state deferred tax assets, primarily U.S. net operating loss carryforwards, which were considered to be more likely than not to be realized in the future. The income tax benefit in 2011 also did not affect the amount of cash paid for taxes and did not affect our liquidity, borrowing ratios or the availability of other capital resources.
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
OTHER SIGNIFICANT TRANSACTIONS AND EVENTS
Sale of Atlanta AG – Discontinued Operations. In 2008, we sold our subsidiary, Atlanta AG ("Atlanta"). In 2012, we recorded $2 million of expense based on new information about our indemnity obligations under the sale agreement, which is included in "Loss from discontinued operations, net of income taxes" in the Consolidated Statements of Income. In the first quarter of 2013, we settled remaining contingent consideration related to the sale in connection with extending the ripening and services agreement with the buyer.
Liquidity and Capital Resources
We believe that our cash position, cash flow generated by operating subsidiaries and borrowing capacity under our ABL Facility (defined below) will provide sufficient cash reserves and liquidity to fund our working capital needs, capital expenditures and debt service requirements for at least twelve months. Cash and equivalents were $54 million and $51 million at December 31, 2013 and 2012, respectively, and are composed of either bank deposits or amounts invested in money market funds. At December 31, 2013, we had no borrowings under the ABL Revolver (described below), under which $86 million was available after $23 million was used to support letters of credit. A subsidiary has a committed credit line of approximately €6 million ($7 million) for bank guarantees used primarily for payments due under import licenses and duties in European countries as of the date of this filing. We have €6 million ($8 million) of cash equivalents in compensating balance arrangements related to this committed credit line.
Total debt consisted of the following:

	December 31,
(In thousands)	2013	2012
7.875% Senior Secured Notes due 2021[1]	$422,174	$—
7½% Senior Notes due 2014	—	106,438
4.25% Convertible Senior Notes due 2016[2]	164,050	153,082
ABL Term Loan	6,375	—
ABL Revolver[3]	—	—
Credit Facility Revolver[4]	—	40,000
Credit Facility Term Loan	—	305,250
Capital lease obligations	39,025	755
Total debt	$631,624	$605,525

[1]	In January 2014 we redeemed $10 million of the 7.875% Notes at 103% of the principal amount, plus interest to the redemption date.

[2]
Amount included in the table represents the carrying amount of the Convertible Notes debt component. The principal amount of the Convertible Notes is $200 million. See Note 10 to the Consolidated Financial Statements for further information.

[3]	In January 2014, we borrowed $20 million under the ABL Revolver to fund seasonal working capital needs.

[4]	During 2012 we borrowed $70 million under our senior secured revolving facility ("Credit Facility Revolver") for seasonal working capital needs and repaid $30 million.

In 2011 through 2013, we engaged in a series of refinancing activities that provided financing flexibility. The 2013 refinancing significantly extended our debt maturities and reduced the cash required for debt service over the next several years, while still providing the ability to reduce debt with excess cash flow during this period. Our financing activity is more fully described in Note 10 to the Consolidated Financial Statements.

•
In February 2013, we issued $425 million of 7.875% senior secured notes due February 1, 2021 ("7.875% Notes") at 99.274% of par and entered into a 5-year secured asset-based lending facility ("ABL Facility"). The $457 million of net proceeds from issuance of the 7.875% Notes and the initial borrowings of the ABL Facility were used to retire the outstanding Credit Facility and the 7½% Senior Notes at par plus accrued interest. The ABL Facility consists of a revolver (the "ABL Revolver") and a $7.5 million term loan (the "ABL Term Loan") and matures at the earlier of February 5, 2018 or 60 days prior to the maturity of our existing 4.25% Convertible Senior Notes due August 15, 2016, unless such notes have been satisfactorily refinanced. The ABL Facility has a maximum borrowing capacity of $150 million, with the ABL Revolver availability based on specified percentages of our domestic accounts receivable, certain inventory and certain domestic machinery and equipment. The ABL Term Loan requires annual repayments of approximately $2 million. See further information regarding the terms, description of the security, redemption features and restrictions in Note 10 to the Consolidated Financial Statements.

•
In June 2012, we entered into a 20-year lease agreement for a salad production and warehousing facility in the Midwest that replaced three existing facilities in the region. The lease agreement contains two 5-year extension periods. Though the construction costs were financed by the lessor, because of the specialized nature of the facility we acted as the construction agent and were responsible for all construction activity during the construction period. This resulted in us owning the facility for accounting purposes. Construction was substantially completed at December 31, 2013, however the initial interest rate will not be set until finalization of all construction costs, after which the payments will increase annually based on CPI. As of December 31, 2013, an interest rate of 9.00% was used to estimate the capital lease liability and future minimum payments.

•
In June 2012 we entered into a Second Amendment to the Amended and Restated Credit Agreement dated July 26, 2011 (as amended, the "Credit Facility"). The amended Credit Facility included a $330 million senior secured term loan ("Credit Facility Term Loan") and a $150 million senior secured revolving facility ("Credit Facility Revolver"), both maturing July 26, 2016 (May 1, 2014, if we did not repay, refinance, or otherwise extend the maturity of the 7½% Senior Notes by such date). In connection with the amendment, we incurred $2 million of fees that were recognized over the remaining term of the Credit Facility.

•	In December 2011 we redeemed $50 million of our 7½% Senior Notes due 2014 at 101.250% of their par value, plus interest to the redemption date.

•
In July 2011 we amended and restated our Credit Facility. We used the proceeds to retire both a preceding senior secured credit facility and to purchase $133 million of our 8 7/8% Senior Notes due 2015 in a July 2011 tender offer at 103.333% of their par value plus interest to the redemption date. We used the remainder of the proceeds together with available cash to redeem the remaining $44 million of the 8 7/8% Senior Notes in August 2011 at 102.958% of their par value plus interest to the redemption date. In total, these refinancing efforts resulted in an aggregate $12 million of "Loss on debt extinguishment" in 2011 for tender premiums, call premiums and deferred financing fee write-offs, as well as approximately $5 million of cash expenditures for deferred financing fees for the Credit Facility.

The following table summarizes our contractual obligations for future cash payments at December 31, 2013:

(In thousands)	Total	2014	2015 -2016	2017 -2018	Later years
Long-term debt[1]	$631,375	$1,500	$203,000	$1,875	$425,000
Capital and build-to-suit leases	39,025	771	1,801	1,797	34,656
Operating leases[2]	339,454	107,440	138,029	57,113	36,872
Purchase commitments[3]	2,822,764	974,494	1,004,367	484,391	359,512
Interest on debt and capital leases[4]	314,513	47,266	91,515	75,465	100,267
Pension and severance obligations[5]	97,599	10,764	20,303	19,690	46,842
Other	37,552	19,198	12,570	5,784	—
	$4,282,282	$1,161,433	$1,471,585	$646,115	$1,003,149

[1]
The table summarizes contractual obligations for future cash payments at December 31, 2013 and includes only scheduled principal maturities and the full $200 million principal of and the $425 million principal of the Convertible Senior Notes and 7.875% Notes, respectively.

[2]
Certain operating leases of containers contain residual value guarantees under which we guarantee a certain minimum value at the end of the lease in the event we do not exercise our purchase option or the lessor cannot recover the guaranteed amount. The table does not include these amounts because the fair value of the containers at the end of the lease terms is expected to exceed the residual value that was guaranteed under the lease; therefore, we do not expect to make payments under the residual value guarantees. We estimate that the residual value guarantees are approximately $18 million at December 31, 2013.

[3]
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

[4]
Interest on debt represents expected cash payments for interest at December 31, 2013 based on amounts that would be outstanding if only scheduled principal repayments are included prior to the maturity of each debt instrument. Amounts in the table reflect interest rates of LIBOR plus 2.75% for the ABL Term Loan, and 9.00% for the built-to-suit capital lease liability, in all future periods.

[5]	Obligations in foreign currencies are calculated using the December 31, 2013 exchange rates.
Cash provided by operations was $91 million, $33 million, and $39 million for 2013, 2012 and 2011, respectively. Operating cash flows improved in 2013 from 2012 primarily as a result of cost savings from our restructuring activities, a decrease in relocation and restructuring expenses, and collection of trade and other receivables. In January 2012, as a result of a favorable decision from a court in Salerno, Italy, we received €20 million ($28 million) related to a refund claim we had made with respect to certain consumption taxes paid between 1980 and 1990, and the cash received has been deferred to "Other liabilities" pending final result of the appeal process. See Note 19 to the Consolidated Financial Statements for further information. This cash receipt was offset by increases in accounts receivable primarily resulting from longer collection periods in the Middle East and Europe and other changes in working capital, resulting in slightly improved cash flows in 2012 from 2011.
Cash flow used in investing activities includes capital expenditures of $49 million, $53 million and $76 million for 2013, 2012 and 2011, respectively. We made contributions of €14 million ($18 million) in 2013 that discharged our remaining financial obligations to the Danone JV. We had fully accrued our funding obligations to the Danone JV in the second half of 2012. Capital expenditures in 2011 were higher primarily due to the 2011 installation and upgrade of equipment to produce value-added salads. Cash inflows provided by investing activities consists primarily of proceeds received from the sale of non-core assets.
Depending on fuel prices, we can have significant obligations or amounts receivable under our bunker fuel forward arrangements, although we would expect any liability or asset from these arrangements to be offset by the purchase price of fuel. At December 31, 2013 and 2012, our bunker fuel forward contracts were an asset of $1 million and $9 million, respectively. Depending on euro pricing, we can have significant obligations or amounts receivable under our euro-based currency hedging contracts, although we would expect any liability or asset from these contracts to be more than offset by an increase in the dollar realization of the underlying sales denominated in foreign currencies. At December 31, 2013 and 2012, our euro-based currency hedging contracts were a liability of $5 million and $23 million, respectively. The amount ultimately due or receivable will depend upon fuel prices for our bunker fuel forward arrangements or the exchange rate for our euro-based hedging contracts at the dates of settlement. See Market Risk Management – Financial Instruments below and Notes 1, 11 and 12 to the Consolidated Financial Statements for further information about our hedging activities. We expect operating cash flows will be sufficient to cover our hedging obligations, if any.
We face certain contingent liabilities which are described in Note 19 to the Consolidated Financial Statements; in accordance with generally accepted accounting practices, reserves have not been established for most of the ongoing matters, even when we have been required to deposit payments to preserve our right to appeal some of the Italian customs and tax cases. In connection with these contingent liabilities, we have been required to deposit payments in installments totaling €40 million ($55 million) through 2018 to preserve our right to appeal the customs and tax assessments. Of these assessments, we have deposited €22 million ($31 million) through December 31, 2013, which is included in "Investments and other assets, net" on the Consolidated Balance Sheet pending resolution of the appeals process. Based on rulings described in Note 19 to the Consolidated Financial Statements, approximately €2 million ($2 million) deposited for customs and tax assessments in Genoa will be refunded or applied to deposit requirements in other jurisdictions. Once the Genoa rulings are processed, remaining required installments on other open matters are expected to be approximately €5 million ($6 million) 2014 through 2016, €4 million ($5 million) in 2017 and less than €1 million ($1 million) in 2018; however, if we ultimately prevail in these cases, any deposits we have made are also expected to be refunded with interest. Because court rulings have varied, we have not been assessed in similar matters in other jurisdictions, but may be required to make additional payments based on future appeals or court rulings. We presently expect that we would use existing cash and borrowing resources together with operating cash flow to satisfy any such liabilities. It is possible that in future periods we could have to pay damages or other amounts in excess of the installment plans, the exact amount of which would be at the discretion of the applicable court or regulatory body.
Also as described in Note 19 to the Consolidated Financial Statements, in connection with a court judgment against one of our insurance carriers, National Union, we have received $12 million through December 31, 2013 from National Union for defense costs in certain matters. In March 2013, the Ohio Court of Appeals ruled that National Union is not obligated to provide coverage for these defense costs and remanded the case to the trial court to determine whether National Union is entitled to repayment of the defense costs that it has already paid. The case is pending on remand. We have deferred these cash receipts in "Accrued liabilities" pending resolution of the appeals process.
We have not made dividend payments since 2006. Many of our debt instruments, including the 7.875% Notes and the ABL Facility, which are described in Note 10 to the Consolidated Financial Statements, impose limitations on CBII's ability to pay dividends on its common stock. At December 31, 2013, we were in compliance with each of our debt instruments and expect to remain in compliance for at least twelve months from the date of this filing.
Market Risk Management – Financial Instruments
HEDGING INSTRUMENTS
Our products are distributed in nearly 70 countries. International sales are made primarily in U.S. dollars and major European currencies. We reduce currency exchange risk from sales originating in currencies other than the U.S. dollar by exchanging local currencies for dollars promptly upon receipt. We consider our exposure, current market conditions and hedging costs in determining when and whether to enter into new hedging instruments to hedge the dollar value of our estimated euro net sales up to 18 months into the future. We may use average rate put options, average rate collars (an average rate put option paired with an average rate call option) and average rate forward contracts to manage our exposure to euro exchange rates. Average rate put options require an upfront premium payment and reduce the risk of a decline in the value of the euro without limiting the benefit of an increase in the value of the euro. Average rate call options sold by us require an upfront premium payment to be received from the counterparty and limit the benefit of an increase in the value of the euro without limiting the risk of a decline in the value of the euro. We may use average rate call options to reduce the cost of currency hedging coverage. In some cases, we may simulate an average rate forward contract by entering into an average rate put and an average rate call at the same strike rate to lock in the future exchange rate of the notional amount ("synthetic average rate forward"). These instruments do not require upfront premium payments. We expect that any loss on these contracts would be more than offset by an increase in the dollar realization of the underlying sales denominated in foreign currencies.
At February 25, 2014, we had:

•
Average rate collars for approximately 30% of our expected net sales for 2014 and approximately 20% of our expected net sales in the first quarter of 2015 that protect from a decline in the exchange rate below $1.31 per euro and $1.33 per euro, respectively, and limit the benefit of an increase in the exchange rate above $1.39 per euro and $1.41 per euro, respectively.

•
Average rate forwards and synthetic average rate forwards that lock in the value of the euro for approximately 30% of our expected net sales for 2014 and approximately 20% of our expected net sales in the first quarter of 2015 at $1.35 per euro and $1.37 per euro, respectively.

Our shipping operations are exposed to the risk of rising fuel prices. To reduce the risk of rising fuel prices, we enter into bunker fuel forward contracts (swaps) that allow us to lock in fuel prices up to three years in the future. Bunker fuel forward contracts can offset increases in market fuel prices or can result in higher costs from declines in market fuel prices, but in either case reduce the volatility of changing fuel prices on our results. In 2011, we reduced our expected total bunker fuel consumption and changed the ports where bunker fuel is purchased through the implementation of a new shipping configuration. The price we pay to ship bananas and other produce in container equipment on board third parties' container ships includes an adjustment for fuel costs that is not subject to our hedging program. At December 31, 2013, we had deferred gains (losses) on bunker fuel hedges included in "Accumulated other comprehensive income (loss)" of less than $(1) million and $1 million that are expected to offset (increase) our cost of bunker fuel in 2014 and 2015, respectively, and represent coverage for expected fuel purchases of approximately 75% and 50%, respectively.
We carry hedging instruments at fair value on our Consolidated Balance Sheets. The fair value of the currency hedge portfolio and bunker fuel forward contracts was a net liability of $4 million and $15 million at December 31, 2013 and 2012, respectively. A hypothetical 10% increase in the euro currency rates would have resulted in a decline in fair value of the currency hedge portfolio of approximately $34 million at December 31, 2013. However, we expect that any loss on these put and call options would be more than offset by an increase in the dollar realization of the underlying sales denominated in foreign currencies. A hypothetical 10% decrease in bunker fuel rates would result in a decline in fair value of the bunker fuel forward contracts of approximately $9 million at December 31, 2013. However, we expect that any decline in the fair value of these contracts would be offset by a decrease in the cost of underlying fuel purchases.
See Notes 1 and 11 to the Consolidated Financial Statements for additional discussion of our hedging activities. See Note 12 to the Consolidated Financial Statements for additional discussion of fair value measurements.
DEBT INSTRUMENTS
Although the Consolidated Balance Sheets do not present debt at fair value, we have a significant amount of fixed-rate debt whose fair value could fluctuate as a result of changes in prevailing market rates. At December 31, 2013, we had $625 million principal balance of fixed-rate debt, which included the 7.875% Notes and the 4.25% Convertible Senior Notes. The $200 million principal balance of the Convertible Notes is greater than their $164 million carrying value due to the accounting standards for convertible notes such as ours that are described in Note 10 to the Consolidated Financial Statements. The $425 million principal balance of the 7.875% Notes is greater than their $422 million carrying value due to the related discount that will be amortized over the life of the 7.875% Notes. A hypothetical 0.50% increase in interest rates would have resulted in a decline in the fair value of our fixed-rate debt of approximately $14 million at December 31, 2013.
The refinancing activities in 2013 significantly reduced our exposure to changes in variable interest rates to a nominal amount.
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
As of December 31, 2013 and 2012, our goodwill, a portion of our trademarks and most of our other intangible assets related to our salad operations, Fresh Express. Due to lower operating performance of retail value-added salad business, lower retail value-added salad volumes, lower perceived valuation multiples in the packaged salad industry and continuing demand for private label versus branded products, the 2012 analyses resulted in a $157 million ($157 million after-tax) impairment charge to goodwill and a $23 million ($14 million after-tax) impairment charge to our Fresh Express trademark. If future business results or market values differ significantly from our expectations, additional impairment could result. We also fully impaired goodwill related to a non-core business in 2012, resulting in $2 million of additional goodwill impairment charges.
Goodwill. Goodwill is reviewed for impairment each fourth quarter, or more frequently if circumstances indicate the possibility of impairment. The 2013 and 2011 reviews did not indicate impairment; however impairment charges resulted from the 2012 review.
The first step of the impairment review compares the fair value of our Fresh Express reporting unit to the carrying value. Consistent with prior impairment reviews, we estimated the fair value of the reporting unit using a combination of: (i) a market approach based on multiples of revenue and EBITDA from recent comparable transactions and other market data; and (ii) an income approach based on expected future cash flows discounted at 14.5%, 13.0% and 9.7% in 2013, 2012 and 2011, respectively. The increase in the discount rate for the 2013 and 2012 analyses reflects the additional industry-specific risk corresponding to the lower perceived revenue and EBITDA multiples for the packaged salad industry and market conditions. The market approach and the income approach were weighted equally based on judgment of the comparability of the recent transactions and the risks inherent in estimating future cash flows. We considered recent economic and industry trends, as well as risk in executing our current plans from the perspective of a hypothetical buyer in estimating Fresh Express' expected future cash flows in the income approach. In 2012, the first step of the impairment analysis indicated impairment, which was measured in the second step. In 2013 and 2011, the first step did not indicate impairment because the estimated fair value of our Fresh Express reporting unit was greater than its carrying value; therefore, the second step was not required. In addition, no events or changes in circumstances occurred in 2013, 2012 or 2011 that required impairment testing in between annual tests.
The second step measures the implied value of goodwill by subtracting the estimated fair values of the reporting unit's assets and liabilities, including intangible assets other than goodwill, from the estimated fair value of the Fresh Express reporting unit as estimated in step 1. The 2012 goodwill impairment charge was measured as the difference between the implied value of goodwill and the carrying value.
Significant assumptions used to estimate the fair value of the Fresh Express reporting unit include estimates of future cash flows, discount rate and multiples of revenue and EBITDA. These assumptions are typically not considered individually because assumptions used to select one variable should also be considered when selecting other variables; however, sensitivity of the overall fair value assessment to each significant variable is also considered. In the 2013 and 2011 analyses, reasonably possible fluctuations in the discount rate, cash flows or market multiples did not indicate impairment. In 2013 and 2011, we also considered the operation of the business in several possible business environments; in each case we assumed that Fresh Express would be able to recapture increases in commodity costs affecting the industry, such as increases in transportation or raw product costs. In the 2012 analysis, a 1.0 percentage point increase in the selected discount rate would have resulted in $8 million of additional impairment, and a 5% decrease in the selected multiples of revenue and EBITDA would have resulted in $10 million of additional impairment.
Trademarks. Trademarks are indefinite-lived intangible assets that are not amortized and are also reviewed each fourth quarter, or more frequently if circumstances indicate the possibility of impairment. In addition, no events or changes in circumstances occurred in 2013, 2012 or 2011 that required impairment testing in between annual tests. The review compares the estimated fair values of the trademarks to the carrying values. The 2013 and 2011 reviews did not indicate impairment because the estimated fair values were greater than the carrying values. As a result of the reasons noted above, the 2012 review resulted in an impairment charge to the Fresh Express trademark. Consistent with prior reviews, we estimated the fair values of the trademarks using the relief-from-royalty method. The relief-from-royalty method estimates the royalty expense that is avoided as a result of owning the respective trademarks. The royalty savings are measured by applying a royalty rate to projected branded sales to estimate cash flows attributable to the trademark then converting those cash flows (after-tax) to a present value using a discount rate that considers the risk associated with owning the trademarks. Royalty rates are selected based on recent available data for similar trademark license arrangements as well as assessments of the cash flows from the business activities related to the trademark.
For the Chiquita trademark, we assumed royalty rates of 2.5%, 2.5% and 3.0% and discount rates of 11.5%, 11.0% and 11.3% in the 2013, 2012 and 2011 impairment analyses, respectively. The fair value estimate is most sensitive to the royalty rate but reasonably possible fluctuations in both the royalty rates and the discount rates for the Chiquita trademarks also did not indicate impairment.
For the Fresh Express trademarks, we assumed royalty rates of 1.0%, 1.0% and 3.0% and discount rates of 14.5%, 13.0% and 11.3% in the 2013, 2012 and 2011 impairment analyses, respectively. A 0.5 percentage point decrease in the selected royalty rate in the 2012 analysis would have resulted in $18 million of additional impairment and a 1.0 percentage point increase in the selected discount rate would have resulted in an additional $3 million of impairment. Reasonably possible fluctuations in the selected royalty rate or the selected discount rate did not indicate impairment during the 2013 and 2011 analyses.
Other Intangible Assets. Our intangible assets with definite lives consist of customer relationships and patented technology primarily related to Fresh Express. These assets are amortized on a straight-line basis (which approximates the attrition method) over their estimated remaining lives. The weighted average remaining lives of our Fresh Express customer relationships and patented technology are 9 years and 8 years, respectively. As amortizable intangible assets, we review the carrying value only when impairment indicators are present, by comparing (i) estimates of undiscounted future cash flows, before interest charges, included in the our operating plans versus (ii) the carrying values of the related assets. Tests are performed over asset groups at the lowest level of identifiable cash flows. No impairment indicators existed in 2013 or 2011. The failure of step 1 of the goodwill impairment analysis was an impairment indicator in 2012, but the undiscounted cash flows associated with the other intangible assets were greater than the carrying value, and therefore, no impairment was present.
REVIEWING THE CARRYING VALUES OF PROPERTY, PLANT AND EQUIPMENT
We also review the carrying value of our property, plant and equipment when impairment indicators are present. Tests are performed over asset groups at the lowest level of identifiable cash flows. In 2012, we recorded $2 million of impairment charges in connection with our restructuring, which is recorded as "Restructuring and relocation costs" in the Consolidated Statements of Income. See Note 3 for additional description of the restructuring. No material impairment charges were recorded during 2013 or 2011. The failure of step 1 of the goodwill impairment analysis was an impairment indicator in 2012, but the undiscounted cash flows associated with the property, plant and equipment were greater than the carrying value and therefore no impairment was present.
ESTIMATING FAIR VALUE
Fair value standards provide a framework for measuring fair value, which prioritizes the use of observable inputs in measuring fair value. Fair value is the price to hypothetically sell an asset or transfer a liability in an orderly manner in the principal market for that asset or liability. The standards address valuation techniques used to measure fair value including the market approach, the income approach and the cost approach. The market approach uses prices or relevant information generated by market transactions involving identical or comparable assets or liabilities. The income approach involves converting future cash flows to a single present value, with the fair value measurement based on current market expectations about those future cash flows. The cost approach is based on the amount that currently would be required to replace the service capacity of the asset. We do not carry nonfinancial assets and nonfinancial liabilities at fair value, so fair value measurements of nonfinancial assets and nonfinancial liabilities are primarily used in goodwill and other intangible asset impairment reviews and in the valuation of assets held for sale. See further information related to fair value measurements above under "Goodwill, Trademarks and Intangible Assets" and in Notes 1, 10, 11 and 14.
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
ACCOUNTING FOR PENSION AND TROPICAL SEVERANCE PLANS
Significant assumptions used in the actuarial calculation of projected benefit obligations related to our defined benefit pension and foreign pension and severance plans include the discount rate and the long-term rate of compensation increase. The weighted average discount rate assumptions used to determine the projected benefit obligations for domestic pension plans were 4.4% and 3.5% at December 31, 2013 and 2012, respectively, which were based on a yield curve which uses the plans' expected payouts combined with a large population of high quality, fixed income investments in the U.S. that are appropriate for the expected timing of the plans’ payments. The weighted average discount rate assumptions used to determine the projected benefit obligations for the foreign pension and severance plans were 6.90% and 6.75% for December 31, 2013 and 2012, respectively, which represented the 10-year U.S. Treasury rate adjusted to reflect local inflation rates in these countries. The weighted average long-term rate of compensation increase used to determine the projected benefit obligations for domestic plans was not applicable in 2013 due to there not being any participants accruing benefits. This rate was 5.00% in 2012, and 5.00% for foreign plans in both 2013 and 2012. Determination of the net periodic benefit cost also includes an assumption for the weighted average long-term rate of return on plan assets, which was assumed to be 7.00% and 8.00% for domestic plans in 2013 and 2012, respectively, and 0.70% and 1.00% for foreign plans in 2013 and 2012, respectively. Actual rates of return can differ significantly from those assumed as a result of both the short-term volatility and longer-term changes in average market returns. See further information in Note 14 to the Consolidated Financial Statements.
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
Ecuador is challenging the transfer pricing practices of major banana exporters and has assessed $15 million of income taxes, penalties and interest related to transfer pricing in 2008 and 2009. If Ecuador applies a similar methodology for tax years 2010 to present, additional assessments may be made. We believe appropriate transfer pricing was used and that more likely than not, we will succeed upon appeal. Therefore, we do not have unrecognized tax benefits related to this matter.
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
ASSESSING COLLECTIBILITY OF GROWER ADVANCES AND CERTAIN TRADE RECEIVABLES
Seasonal advances may be made to certain qualified growers of other produce, which are usually collected as the other produce is harvested and sold. We generally require property liens and pledges of the season’s produce as collateral to support these advances. If sales of the season's produce do not result in full repayment of the advance, we may exercise the collateral provisions or renegotiate terms, including interest, to collect the remaining balance. Allowances are established when we determine it is probable that the grower will be unable to repay the advance based on our knowledge of the grower's financial condition and our historical loss experience. These estimates require significant judgment because of the inherent risks and uncertainties of projecting growers' cash flows, crop yields and market prices. Growers are also subject to many of the same risks that we face, such as weather disruptions and agricultural conditions, foreign currency exchange rates and government regulation. Grower advances were $3 million and $4 million at December 31, 2013 and 2012, respectively, net of reserves of $33 million and $37 million ($32 million reserve for advances to a Chilean grower) at December 31, 2013 and 2012, respectively. We also carry payables to growers related to revenue collected from the sale of the other produce that is subsequently remitted to the grower, less outstanding grower advances and a margin retained by us based upon the terms of the contract.
Our primary markets are in North America and Europe, but we also have sales in the Middle East and other markets. The majority of our sales in the Middle East are in Iran under license from the U.S. government that allows sale of food products to non-sanctioned parties. These sales are in U.S. dollars and represent $17 million of "Trade receivables, less allowances" on the Consolidated Balance Sheet at December 31, 2013. Even though the sales in Iran are permitted, the international sanctions against Iran affected the ability of Iranian customers to pay invoices within terms because it became difficult for them to obtain U.S. dollars, euros or other suitable currencies in sufficient quantity on a regular basis. Over the course of 2012, our receivable balance with these customers has increased making repayment more difficult, and we established payment plans with each of these customers to reduce their balances. Certain customers have so far been able to find acceptable methods of payment to comply with their payment plans. However, some customers have not, and as a result, we recorded a reserve of $9 million in 2012, with an additional $2 million in 2013 as a result of further delinquency and other repayment risk. If these customers are able to find acceptable methods of payment to comply with their payment plans, the reserve may be reversed as appropriate. If other customers become unable to repay trade receivables, we may be required to increase our reserve.
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
Risks of International Operations
We operate in many countries outside the United States, including in Central and South America, Europe and the Middle East. Information about our operations by geographic area can be found in Note 18 to the Consolidated Financial Statements. Our global activities are subject to risks inherent in operating in those countries, including: government regulation; currency restrictions, fluctuations and other restraints; import and export restrictions; burdensome taxes; risks of expropriation; threats to employees; political instability; terrorist activities including extortion; and risks of U.S. and foreign governmental action in relation to us. Should such circumstances occur, we might need to curtail, cease or alter our activities in a particular region or country. Trade restrictions apply to certain countries, such as Iran and Syria, that require U.S. government authorization for sales there; notwithstanding the broad trade sanctions against these countries, under current U.S. law and licenses issued thereunder, we are authorized to sell food products to specific customers in these countries. Our operations in some Central American countries are dependent upon leases and other agreements with the governments of these countries.
See Item 1A – Risk Factors and Item 3 – Legal Proceedings in the Annual Report on Form 10-K and Note 19 to the Consolidated Financial Statements for a further description of legal proceedings and other risks including, in particular, (1) the civil litigation and investigations relating to payments made by our former Colombian subsidiary to a Colombian paramilitary group and (2) customs and tax proceedings in Italy.
*******
This Annual Report contains certain statements that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the company, including: the customary risks experienced by global food companies, such as prices for commodity and other inputs, currency exchange rate fluctuations, industry and competitive conditions (all of which may be more unpredictable in light of continuing uncertainty in the global economic environment), government regulations, food safety issues and product recalls affecting the company or the industry, labor relations, taxes, political instability and terrorism; challenges in implementing the relocation of its corporate headquarters and other North American corporate functions to Charlotte, North Carolina; challenges in implementing restructuring and leadership changes announced in August and October 2012 including its ability to maintain the cost savings and other benefits from the restructuring; unusual weather events, conditions or crop risks; continued ability to access the capital and credit markets on commercially reasonable terms and comply with the terms of its debt instruments; access to and cost of financing; and the outcome of pending litigation and governmental investigations involving the company, as well as the legal fees and other costs incurred in connection with such items.
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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Chiquita Brands International, Inc.
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flow present fairly, in all material respects, the financial position of Chiquita Brands International, Inc. and its subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Assessment of the Company's Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
/s/ PricewaterhouseCoopers LLP
Charlotte, North Carolina
March 4, 2014

Chiquita Brands International, Inc.
CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)	2013	2012	2011
Net sales	$3,057,482	$3,078,337	$3,139,296
Cost of sales	2,708,428	2,743,040	2,698,031
Selling, general and administrative	234,773	275,895	301,465
Depreciation	55,915	53,736	51,533
Amortization	9,366	9,418	9,394
Equity in (earnings) losses of investees	(258)	33,433	6,314
Reserve for (recovery of) grower receivables, net	(1,067)	(664)	32,967
Restructuring and relocation costs	480	35,429	5,852
Goodwill and trademark impairment	—	181,884	—
Operating income (loss)	49,845	(253,834)	33,740
Interest income	2,856	3,131	4,204
Interest expense	(61,144)	(45,299)	(51,586)
Loss on debt extinguishment	(6,275)	—	(11,722)
Other income (expense), net	3,522	(1,793)	—
Loss from continuing operations before income taxes	(11,196)	(297,795)	(25,364)
Income tax (expense) benefit	(4,619)	(105,239)	82,200
Income (loss) from continuing operations	(15,815)	(403,034)	56,836
Loss from discontinued operations, net of income taxes	—	(1,983)	—
Net income (loss)	$(15,815)	$(405,017)	$56,836

Continuing operations	$(0.34)	$(8.75)	$1.25
Discontinued operations	—	(0.04)	—
Earnings (loss) per common share – basic	$(0.34)	$(8.79)	$1.25

Continuing operations	$(0.34)	$(8.75)	$1.23
Discontinued operations	—	(0.04)	—
Earnings (loss) per common share – diluted	$(0.34)	$(8.79)	$1.23
See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)	2013	2012	2011
Net income (loss)	$(15,815)	$(405,017)	$56,836
Other comprehensive income (loss), net of tax where applicable:
Unrealized foreign currency translation gains (losses)	(349)	(194)	241

Change in fair value of available-for-sale investment	157	1,944	(224)
Realized gains of available-for-sale investment reclassified into Other income (expense), net	(561)	(722)	—
Net other comprehensive income (loss) related to available-for-sale investment	(404)	1,222	(224)

Unrealized gains (losses) on derivatives for the period	(11,111)	(16,928)	38,903
Derivative (gains) losses reclassified into Net sales	29,858	(1,240)	(7,805)
Derivative gains reclassified into Cost of sales	(7,839)	(16,053)	(37,019)
Net other comprehensive income (loss) related to derivatives	10,908	(34,221)	(5,921)

Actuarial gains (losses) for the period, net of $247, $283 and $0, respectively, of income tax expense	3,230	189	(3,846)
Pension cost amortization	1,357	789	1,000
Net other comprehensive income (loss) related to defined benefit pension and severance plans	4,587	978	(2,846)
	14,742	(32,215)	(8,750)
Comprehensive income (loss)	$(1,073)	$(437,232)	$48,086
See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.
CONSOLIDATED BALANCE SHEETS

	December 31,
(In thousands, except share amounts)	2013	2012
ASSETS
Current assets:
Cash and equivalents	$54,017	$51,026
Trade receivables, less allowances of $19,602 and $19,028, respectively	252,068	285,151
Other receivables, net	56,273	65,109
Inventories	210,564	220,041
Prepaid expenses	49,733	40,814
Other current assets	6,540	18,335
Total current assets	629,195	680,476
Property, plant and equipment, net	390,773	395,299
Investments and other assets, net	108,077	81,528
Trademarks	426,085	426,085
Goodwill	18,095	18,095
Other intangible assets, net	86,913	96,279
Total assets	$1,659,138	$1,697,762
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt and capital lease obligations	$2,271	$65,008
Accounts payable	248,273	274,624
Accrued liabilities	158,034	140,700
Total current liabilities	408,578	480,332
Long-term debt and capital lease obligations, net of current portion	629,353	540,517
Accrued pension and other employee benefits	77,066	75,144
Deferred gain – sale of shipping fleet	6,290	20,204
Deferred tax liabilities	103,679	111,628
Other liabilities	59,734	99,535
Total liabilities	1,284,700	1,327,360
Commitments and contingencies
Shareholders' equity:
Common stock, $.01 par value (46,829,913 and 46,317,433 shares outstanding, respectively)	468	463
Capital surplus	839,664	834,560
Accumulated deficit	(439,911)	(424,096)
Accumulated other comprehensive loss	(25,783)	(40,525)
Total shareholders' equity	374,438	370,402
Total liabilities and shareholders' equity	$1,659,138	$1,697,762
See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands)	Common Shares	Common Stock	Capital Surplus	(Accumulated Deficit) Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
December 31, 2010	45,298	$453	$815,010	$(75,915)	$440	$739,988
Comprehensive income (loss)	—	—	—	56,836	(8,750)	48,086
Stock-based compensation	480	5	13,711	—	—	13,716
Shares withheld for taxes	—	—	(1,720)	—	—	(1,720)
December 31, 2011	45,778	$458	$827,001	$(19,079)	$(8,310)	$800,070
Comprehensive income (loss)	—	—	—	(405,017)	(32,215)	(437,232)
Stock-based compensation	539	5	8,772	—	—	8,777
Shares withheld for taxes	—	—	(1,213)	—	—	(1,213)
December 31, 2012	46,317	$463	$834,560	$(424,096)	$(40,525)	$370,402
Comprehensive income (loss)	—	—	—	(15,815)	14,742	(1,073)
Stock-based compensation	513	5	7,518	—	—	7,523
Shares withheld for taxes	—	—	(2,414)	—	—	(2,414)
December 31, 2013	46,830	$468	$839,664	$(439,911)	$(25,783)	$374,438

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOW

(In thousands)	2013	2012	2011
CASH (USED) PROVIDED BY:
OPERATIONS
Net income (loss)	$(15,815)	$(405,017)	$56,836
Loss from discontinued operations	—	1,983	—
Depreciation and amortization	65,281	63,154	60,927
Goodwill and trademark impairment	—	181,884	—
Equity in (earnings) losses of investees	(258)	33,433	6,314
Loss on debt extinguishment	6,275	—	11,722
Deferred income taxes	(8,908)	92,547	(100,836)
Reserve for trade receivables	4,966	14,041	2,877
Reserve for grower receivables	61	933	32,967
Amortization of discount on Convertible Notes	10,968	9,715	8,606
Amortization of gain on shipping fleet sale	(13,914)	(14,349)	(14,131)
Stock-based compensation	5,897	8,193	10,042
Restructuring related asset impairments	—	4,883	—
Changes in current assets and liabilities:
Trade receivables	31,303	(37,098)	(11,022)
Other receivables	10,454	(2,175)	33,306
Inventories	3,770	15,302	(26,546)
Prepaid expenses and other current assets	(11,130)	(537)	(9,981)
Accounts payable and accrued liabilities	14,781	7,889	(18,617)
Other liabilities	(913)	31,325	2,995
Other	(11,339)	26,471	(6,501)
Operating cash flow	91,479	32,577	38,958
INVESTING
Capital expenditures	(49,054)	(53,440)	(75,535)
Contribution to equity method investment	(18,422)	—	(4,845)
Net proceeds from sale of:
Equity method investments	3,396	3,142	3,307
Other long-term assets	9,777	4,993	3,512
Other, net	3,541	(2,334)	5,590
Investing cash flow	(50,762)	(47,639)	(67,971)
FINANCING
Issuances of long-term debt	429,415	—	330,067
Repayments of long-term debt and capital lease obligations	(413,190)	(16,768)	(400,333)
Borrowings under the ABL Revolver	36,590	—	—
Repayments of the ABL Revolver	(36,590)	—	—
Borrowings under the Credit Facility Revolver	—	70,000	—
Repayments of the Credit Facility Revolver	(40,000)	(30,000)	—
Payments for debt modification and issuance costs	(13,951)	(2,405)	(5,026)
Payments of debt extinguishment costs	—	—	(6,915)
Financing cash flow	(37,726)	20,827	(82,207)
Increase (decrease) in cash and equivalents	2,991	5,765	(111,220)
Cash and equivalents, beginning of period	51,026	45,261	156,481
Cash and equivalents, end of period	$54,017	$51,026	$45,261

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
CASH AND EQUIVALENTS
Cash and equivalents include cash and highly liquid investments with a maturity of three months or less at the time of purchase. At December 31, 2013, the company had €6 million ($8 million) of cash equivalents in a compensating balance arrangement relating to an uncommitted credit line for bank guarantees used primarily for duties in European Union countries.
TRADE RECEIVABLES
Trade receivables less allowances reflect the net realizable value of the receivables and approximate fair value. The company generally does not require collateral or other security to support trade receivables subject to credit risk. To reduce credit risk, the company performs credit investigations prior to establishing customer credit limits and reviews customer credit profiles on an ongoing basis. Allowances against the trade receivables are established based on the company's knowledge of customers' financial condition, historical loss experience and account payment status compared to invoice payment terms. Allowances are recorded and charged to expense when an account is deemed to be uncollectible. Recoveries of trade receivables previously reserved in the allowance are credited to income.
FINANCE RECEIVABLES
The company includes finance receivables in the Consolidated Balance Sheets net of allowances, with current portions included in "Other receivables, net" and long-term portions included in "Investments and other assets, net." The largest components of finance receivables are seasonal grower advances and seller financing from prior sales of certain subsidiaries. Seasonal grower advances made to qualified growers of other produce are non-interest bearing, usually short-term in nature and are generally collected as the produce is harvested and sold. The company generally requires property liens and pledges of the season's produce as collateral to support the advances. If sales of the season's produce do not result in full repayment of the advance, the company may exercise the collateral provisions or renegotiate terms, including interest, to collect the remaining balance. Terms of seller financing are typically based on the earnings power of the business that was sold.
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
INVENTORIES
Inventories are valued at the lower of cost or market. Cost for banana growing crops and banana inventories is determined on the "last-in, first-out" (LIFO) basis. Cost for other inventory categories, including other fresh produce and value-added salads, is determined on the "first-in, first-out" (FIFO) or average cost basis. Finished goods inventories represent costs associated with boxed bananas and other fresh produce not yet sold. Growing crop inventories primarily represent the costs associated with growing banana plants on company-owned farms or growing lettuce on third-party farms where the company bears substantially all of the growing risk. Materials and supplies primarily represent growing and packaging supplies maintained on company-owned farms or in production plants and warehouses. Inventory costs are comprised of the purchase and transportation cost plus production labor and overhead.
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
PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are stated at cost, and except for land, are depreciated on a straight-line basis over their estimated remaining useful lives not to exceed the term of any applicable lease. The company generally uses 5 to 30 years for cultivations, 10 to 40 years for buildings and improvements, and 3 to 15 years for machinery and equipment. Cultivations represent the costs to plant and care for banana plants until such time that the root system can support commercial quantities of fruit, as well as the costs to build levees, drainage canals and other farm infrastructure to support the banana plants. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts. The difference between the net book value of the asset and the proceeds from disposition is recognized as a gain or loss. Routine maintenance and repairs are charged to expense as incurred, while costs of betterments and renewals are capitalized. The company reviews the carrying value of its property, plant and equipment when impairment indicators are noted. In 2012, the company recorded $2 million of impairment charges in connection with its restructuring, which is recorded as "Restructuring and relocation costs" in the Consolidated Statements of Income. See Note 3 for additional description of the company's restructuring. The failure of step 1 of the goodwill impairment analysis (discussed below) was an impairment indicator in 2012, but the undiscounted cash flows associated with related property, plant and equipment were greater than the carrying value and therefore no impairment was present. There were no material impairment charges recorded in 2013 or 2011.
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
As of December 31, 2013 and 2012 the company's goodwill, a portion of the trademarks and most of the other intangible assets related to the company's salad operations, Fresh Express. Due to lower operating performance of retail value-added salad business, lower retail value-added salad volumes, lower perceived valuation multiples in the packaged salad industry and continuing demand for private label versus branded products, the 2012 analyses resulted in a $157 million ($157 million after-tax) impairment charge to goodwill and a $23 million ($14 million after-tax) impairment charge to the Fresh Express trademark. The company also fully impaired goodwill related to a non-core business in 2012, resulting in $2 million of additional goodwill impairment charges.
Goodwill. Goodwill is reviewed for impairment each fourth quarter, or more frequently if circumstances indicate the possibility of impairment. The 2013 and 2011 reviews did not indicate impairment; however impairment charges resulted from the 2012 review.
The first step of the impairment review compares the estimated fair value of the Fresh Express reporting unit to the carrying value. Consistent with prior impairment reviews, the company estimated the fair value of the reporting unit using a combination of: (i) a market approach based on multiples of revenue and earnings before interest, taxes, depreciation and amortization ("EBITDA") from recent comparable transactions and other market data; and (ii) an income approach based on expected future cash flows discounted at 14.5%, 13.0% and 9.7% in 2013, 2012 and 2011, respectively. The increase in the discount rate for the 2013 and 2012 analyses reflects the additional industry-specific risk corresponding to the lower perceived revenue and EBITDA multiples for the packaged salad industry. The market approach and the income approach were weighted equally based on judgment of the comparability of the recent transactions and the risks inherent in estimating future cash flows. Management considered recent economic and industry trends, as well as risk in executing its current plans in estimating Fresh

Express' expected future cash flows in the income approach. In 2012, the first step of the impairment analysis indicated impairment, which was measured in the second step. In 2013 and 2011, the first step did not indicate impairment because the estimated fair value of the Fresh Express reporting unit was greater than its carrying value; therefore, the second step was not required. In addition, no events or changes in circumstances occurred in 2013, 2012 or 2011 that required impairment testing in between annual tests.
The second step measures the implied value of goodwill by subtracting the estimated fair values of the reporting unit's assets and liabilities, including intangible assets other than goodwill, from the estimated fair value of the Fresh Express reporting unit as estimated in step 1. The 2012 goodwill impairment charge was measured as the difference between the implied value of goodwill and the carrying value.
Significant assumptions used to estimate the fair value of the Fresh Express reporting unit include estimates of future cash flows, discount rate and multiples of revenue and EBITDA. These assumptions are typically not considered individually because assumptions used to select one variable should also be considered when selecting other variables; however, sensitivity of the overall fair value assessment to each significant variable is also considered. In the 2013 and 2011 analyses, reasonably possible fluctuations in the discount rate, cash flows or market multiples did not indicate impairment. In 2013 and 2011, management also considered the operation of the business in several possible business environments; in each case management assumed that Fresh Express would be able to recapture increases in commodity costs affecting the industry, such as increases in transportation or raw product costs. In the 2012 analysis, a 1.0 percentage point increase in the selected discount rate would have resulted in $8 million of additional impairment, and a 5% decrease in the selected multiples of revenue and EBITDA would have resulted in $10 million of additional impairment.
Trademarks. Trademarks are indefinite-lived intangible assets that are not amortized and are also reviewed each fourth quarter, or more frequently if circumstances indicate the possibility of impairment. In addition, no events or changes in circumstances occurred in 2013, 2012 or 2011 that required impairment testing in between annual tests. The review compares the estimated fair values of the trademarks to the carrying values. The 2013 and 2011 reviews did not indicate impairment because the estimated fair values were greater than the carrying values. As noted above, the 2012 review resulted in an impairment charge to the Fresh Express trademark. Consistent with prior reviews, the company estimates the fair values of the trademarks using the relief-from-royalty method. The relief-from-royalty method estimates the royalty expense that is avoided as a result of owning the respective trademarks. The royalty savings are measured by applying a royalty rate to projected branded sales to estimate cash flows attributable to the trademark, then converting those cash flows (after-tax) to a present value using a discount rate that considers the risk associated with owning the trademarks. Royalty rates are selected based on recent available data for similar trademark license arrangements as well as assessments of the cash flows from the business activities related to the trademark.
For the Chiquita trademark, the company assumed royalty rates of 2.5%, 2.5% and 3.0% and discount rates of 11.5%, 11.0% and 11.3% in the 2013, 2012 and 2011 impairment analyses, respectively. The fair value estimate is most sensitive to the royalty rate but reasonably possible fluctuations in both the royalty rates and the discount rates for the Chiquita trademarks also did not indicate impairment.
For the Fresh Express trademarks, the company assumed royalty rates of 1.0%, 1.0% and 3.0% and discount rates of 14.5%, 13.0% and 11.3% in the 2013, 2012 and 2011 impairment analyses, respectively. A 0.5 percentage point decrease in the selected royalty rate in the 2012 analysis would have resulted in $18 million of additional impairment and a 1.0 percentage point increase in the selected discount rate would have resulted in an additional $3 million of impairment. At the time of the 2013 and 2011 analyses, reasonably possible fluctuations in the selected royalty rate or the selected discount rate did not indicate impairment.
Other Intangible Assets. The company's intangible assets with definite lives consist of customer relationships and patented technology primarily related to Fresh Express. These assets are amortized on a straight-line basis (which approximates the attrition method) over their estimated remaining lives. The weighted average remaining lives of the Fresh Express customer relationships and patented technology are 9 years and 8 years, respectively. As amortizable intangible assets, the company reviews the carrying value only when impairment indicators are present, by comparing (i) estimates of undiscounted future cash flows, before interest charges, included in the company's operating plans versus (ii) the carrying values of the related assets. Tests are performed over asset groups at the lowest level of identifiable cash flows. No impairment indicators existed in 2013 or 2011. The failure of step 1 of the goodwill impairment analysis was an impairment indicator in 2012, but the undiscounted cash flows associated with the other intangible assets were greater than the carrying value, and therefore, no impairment was present.

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
ADVERTISING AND PROMOTION EXPENSE
Advertising and promotion expense is included in "Selling, general and administrative" and was $28 million, $27 million and $56 million for the years ended December 31, 2013, 2012 and 2011, respectively. Television advertising costs related to production are expensed the first time an ad airs in each market and the cost of advertising time is expensed over the advertising period. Other types of advertising and promotion are expensed over the advertising or promotion period.
SHIPPING AND HANDLING FEES AND COSTS
Shipping and handling fees billed to customers are included in "Net sales" and shipping and handling costs are recorded in "Cost of sales" in the Consolidated Statements of Income.
VALUE ADDED TAXES
Value added taxes ("VAT") that are collected from customers and remitted to taxing authorities in applicable jurisdictions are excluded from sales and cost of sales. Receivables result from filing for refunds of VAT paid to various governments and liabilities result from collections that have not yet been remitted to taxing authorities. As of December 31, 2013 and 2012, the company had $32 million and $39 million, respectively, of VAT receivables classified in "Other receivables, net,"; $1 million and $2 million, respectively, classified in "Investments and other assets, net"; and $8 million and $7 million, respectively, of VAT liabilities classified in "Accounts payable."
LEASES
Leases are evaluated at inception or upon any subsequent material modification for treatment as either capital or operating, depending on the terms of each lease. For operating leases that contain built-in pre-determined rent escalations, rent holidays or rent concessions, rent expense is recognized on a straight-line basis over the life of the lease.
STOCK-BASED COMPENSATION
The company's share-based awards include restricted stock units ("RSU"), performance restricted stock units ("PRSU's"), a Long-Term Incentive Program ("LTIP") and stock options. RSU awards generally vest over four years, and prior to vesting, shares are not issued and grantees are not eligible to vote or receive dividends on the restricted stock units. RSU awards are equity-classified and the fair value of these awards is determined at the grant date and expensed over the period from the grant date to the date the employee is no longer required to provide service to earn the award, which could be immediately in the case of retirement-eligible employees. PRSU awards vest upon satisfying Chiquita stock price performance metrics as established by the board of directors and meeting the service requirements. These metrics establish six stock price levels that must be maintained for at least 20 consecutive days, and occur within three years of the grant date. Upon satisfying the market price condition for 20 consecutive days, a predetermined percentage of the total shares will vest. PRSU awards are equity-classified and the fair value of these awards is determined at the grant date and expensed over the period from the grant date to the date the employee is no longer required to provide service to earn the award.
Certain executive level employees participate in the LTIP, where awards are intended to be performance-based compensation as defined in Section 162(m) of the Internal Revenue Code. The LTIP allows for awards to be issued at the end of each three-year performance period. Prior to the 2011-2013 performance period, one-half of each LTIP award was based on the company's achievement of cumulative earnings per share targets ("EPS awards"), and the other half was based on the company's achievement of total shareholder return relative to peer companies ("TSR awards"). For the 2011-2013 and 2012-2014 performance periods, 20% is a TSR award, 40% is an EPS award and 40% is based on the company's achievement of a free cash flow target ("FCF award"). For the 2013-2015 performance period, 50% is a TSR award and 50% is based on the company's achievement of a free cash flow target ("FCF award"). The value of TSR awards is based on a Monte Carlo simulation at the measurement date. The value of EPS and FCF awards is based on the share price at the measurement date and an estimate of the expected number of shares to be issued at the end of the performance period.
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
EARNINGS PER SHARE
Basic earnings per share are calculated on the basis of the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated on the basis of the sum of the weighted average number of common shares outstanding during the year and the dilutive effect of the assumed conversion to common stock of the 4.25% convertible senior notes and the exercise of options or issuance of other stock awards using the treasury stock method. The assumed conversion to common stock of securities that would, on an individual basis, have an anti-dilutive effect on diluted earnings per share is not included in the diluted earnings per share computation.

CURRENCY TRANSLATION ADJUSTMENT
The company primarily uses the U.S. dollar as its functional currency, and monetary assets denominated in foreign currencies are remeasured at the balance sheet date with related transaction gains and losses recognized currently in earnings. Certain smaller subsidiaries have functional currencies other than the U.S. dollar and recognize currency-related fluctuations in asset and liability values as a component of "Other comprehensive income (loss)."
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
Most of the company's derivatives qualify for hedge accounting as cash flow hedges. The company formally documents all relationships between derivatives and the forecasted hedged transactions, including the company's risk management objective and strategy for undertaking various hedge transactions. To the extent that a derivative is effective in offsetting the designated risk exposure of the forecasted hedged transaction, gains and losses are deferred in Accumulated other comprehensive income ("AOCI") in the Consolidated Balance Sheets until the respective forecasted hedged transaction occurs, at which point any gain or loss is recognized in net income. Gains or losses on effective hedges that have been terminated prior to maturity are also deferred in AOCI until the forecasted hedged transactions occur. For any ineffective portion of the hedge, gains or losses are reflected in net income in the current period. Ineffectiveness is caused by an imperfect correlation of the change in fair value of the derivative and the risk that is hedged.
The earnings effect of derivatives is recorded in "Net sales" for currency hedges and in "Cost of sales" for fuel hedges. The company does not hold or issue derivative financial instruments for speculative purposes. See Note 11 for additional description of the company's hedging activities.
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
PENSION AND TROPICAL SEVERANCE PLANS
The company records the underfunded status of the defined benefit postretirement plans and tropical severance plans as a liability on the Consolidated Balance Sheets, recognizes changes in the funded status in AOCI in the year in which the changes occur, and measures the plan assets and obligations that determine the funded status as of the end of the fiscal year. Significant assumptions used in the actuarial calculation of the liabilities and expense related to the company's defined benefit and foreign pension and severance plans include the discount rate, rate of compensation increase and the long-term rate of return on plan assets. For domestic plans, the company uses a discount rate based on a yield curve which uses the plans' expected payouts combined with a large population of high quality, fixed income investments in the U.S. that are appropriate for the expected timing of the plans' payments. For foreign plans, the company uses a discount rate based on the 10-year U.S. Treasury rate adjusted to reflect local inflation rates in those countries.
DISCONTINUED OPERATIONS

In August 2008, the company sold its subsidiary, Atlanta AG. In 2012, the company recorded a loss from discontinued operations of $2 million related to new information about indemnification obligations for tax liabilities existing prior to the sale.
NEW ACCOUNTING STANDARDS
In July 2013, the Financial Accounting Standards Board ("FASB") issued guidance on Income Taxes for “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” This guidance requires that financial statements reflect a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward as reduced by any unrecognized tax benefit, or a portion of an unrecognized tax benefit. The updated guidance is effective for the company's interim and annual periods beginning after December 15, 2013, which will be effective beginning fiscal year 2014. The company does not expect the adoption of this guidance to have a significant impact on the consolidated financial statements.
Note 2 — Earnings Per Share
Basic and diluted earnings per common share ("EPS") are calculated as follows:

(In thousands, except per share amounts)	2013	2012	2011
Income (loss) from continuing operations	$(15,815)	$(403,034)	$56,836
Loss from discontinued operations	—	(1,983)	—
Net income (loss)	$(15,815)	$(405,017)	$56,836

Weighted average common shares outstanding (used to calculate basic EPS)	46,577	46,059	45,541
Dilutive effect of stock options and other stock awards	—	—	745
Weighted average common shares outstanding (used to calculate diluted EPS)	46,577	46,059	46,286

Continuing operations	$(0.34)	$(8.75)	$1.25
Discontinued operations	—	(0.04)	—
Earnings (loss) per common share – basic	$(0.34)	$(8.79)	$1.25

Continuing operations	$(0.34)	$(8.75)	$1.23
Discontinued operations	—	(0.04)	—
Earnings (loss) per common share – diluted	$(0.34)	$(8.79)	$1.23
If the company had generated net income for the years ended December 31, 2013 and 2012, an additional 0.9 million and 0.5 million shares, respectively, would have been added to basic weighted average common shares outstanding to calculate diluted EPS.
The assumed conversions to common stock of stock options, other stock awards and 4.25% Convertible Senior Notes due 2016 ("Convertible Notes") are excluded from weighted average common shares outstanding used to calculated diluted EPS in periods when these items, on an individual basis, have an anti-dilutive effect on diluted EPS. In 2013, 2012 and 2011, the effect of the conversion of the Convertible Notes would have been anti-dilutive because the average trading price of the common stock was below the initial conversion price of $22.45 per share. In addition, certain stock options and other stock awards totaling 0.9 million, 1.9 million and 1.5 million in 2013, 2012 and 2011, respectively, were outstanding but not included in the computation of diluted EPS because they were anti-dilutive.
Note 3 — Restructuring and Relocation
RESTRUCTURING
In August 2012, the company announced a restructuring plan to transform into a branded commodity operator. The restructuring plan was designed to reduce costs and improve the company's competitive position by focusing its resources on the banana and salad businesses, reducing investment in non-core products, reducing overhead and manufacturing cost and limiting consumer marketing activities. In connection with this restructuring plan, the company eliminated approximately 300 positions worldwide. During 2012, $18 million of restructuring costs were recognized including $11 million of severance and $5 million of impairments primarily related to fixed assets and certain promotional and packaging materials in "Restructuring and relocation costs" in the Consolidated Statements of Income. Restructuring costs also included $2 million of goodwill impairment related to the European healthy snacking business which was ultimately sold (see further discussion below), and was recorded in "Goodwill and trademark impairment" in the Consolidated Statements of Income. The restructuring was substantially complete at December 31, 2012, although cash payments related to the restructuring plan are expected to continue through September 2014, primarily related to severance payments to the former chief executive officer.
A reconciliation of the accrual for the restructuring activities included in "Accrued liabilities" in the Consolidated Balance Sheet at December 31, 2013 is as follows:

(In thousands)	Severance
December 31, 2011	$—
Severance expense	10,591
Amounts paid	(3,591)
December 31, 2012	$7,000
Severance expense	(33)
Amounts paid	(5,117)
December 31, 2013	$1,850
Consistent with the company's new strategy of reducing investments in non-core products, the company sold one of the European healthy snacking businesses in the second quarter of 2013. The business was sold for €3 million ($4 million) resulting in a gain of $1 million recognized in "Other income (expense), net" in the Consolidated Statements of Income. This business represented approximately $12 million in net sales and an insignificant contribution to operating income on an annual basis.
HEADQUARTERS RELOCATION
In 2011, the company committed to relocate its corporate headquarters from Cincinnati, Ohio to Charlotte, North Carolina, affecting approximately 300 positions. Concurrent with the headquarters relocation, the company further consolidated approximately 100 additional positions previously spread across the U.S. to improve execution and accelerate decision-making. The relocation was substantially completed in 2012, and the company incurred a total of $26 million of expense and $5 million of net capital expenditures related to the relocation through 2013, of which a significant portion is expected to be recaptured through state, local and other incentives through 2022. The company does not expect the restructuring activities described above to affect the realization of the relocation incentives.
A reconciliation of the accrual for the relocation that is included in "Accrued liabilities" in the Consolidated Balance Sheet at December 31, 2013 is as follows:

(In thousands)	One-Time Termination Costs	Relocation, Recruiting and Other Costs	Total Exit Costs	Other Relocation Costs	Total
December 31, 2010	$—	$—	$—	$—	$—
Amounts expensed	5,303	265	5,568	284	5,852
Amounts paid	—	(21)	(21)	(176)	(197)
December 31, 2011	$5,303	$244	$5,547	$108	$5,655
Amounts expensed	2,527	13,129	15,656	4,048	19,704
Amounts paid	(5,799)	(12,295)	(18,094)	(4,238)	(22,332)
December 31, 2012	$2,031	$1,078	$3,109	$(82)	$3,027
Amounts expensed	(49)	480	431	82	513
Amounts paid	(1,982)	(1,558)	(3,540)	—	(3,540)
December 31, 2013	$—	$—	$—	$—	$—
OTHER SEVERANCE
In 2011, the company realigned its value-added salads overhead cost structure and embedded its global innovation and marketing functions into its business units to better focus on speed, execution and scalability, and to deliver future operating cost savings, particularly in the Salads and Healthy Snacks segment. These actions resulted in $3 million of severance costs during 2011, which were recorded in "Cost of sales" and "Selling, general and administrative" in the Consolidated Statements of Income.

Note 4 – Trade and Finance Receivables
TRADE RECEIVABLES
The company's primary markets are in North America and Europe, but it also has sales in the Middle East and other markets. The majority of the company's sales in the Middle East are in Iran under license from the U.S. government that allows sale of food products to non-sanctioned parties. Sales to Iranian customers are in U.S. dollars and represent $17 million and $20 million of "Trade receivables, less allowances" on the Consolidated Balance Sheet at December 31, 2013 and 2012, respectively. Even though the sales in Iran are permitted, the international sanctions against Iran affected the ability of certain Iranian customers to pay invoices within terms because it became difficult for them to obtain U.S. dollars, euros or other suitable currencies in sufficient quantity on a regular basis. Over the course of 2012, the company's receivable balance with these customers increased making repayment more difficult, and the company established payment plans with each of these customers to reduce their balances. Certain customers have so far been able to find acceptable methods of payment to comply with their payment plans. However, some customers have not, and as a result the company recorded a reserve of $9 million in 2012, with an additional $2 million in 2013 as a result of further delinquency and other repayment risk. The company sources bananas from the Philippines for sale in the Middle East under a committed-volume, long-term purchase contract with a former joint venture partner through 2016. To mitigate risk, the company has reduced the amount of volume being sent to the Middle East and has developed customers in other Middle Eastern markets, such as Iraq and Saudi Arabia. However, Iran remains an important market for the company's Philippine-sourced bananas.
FINANCE RECEIVABLES
Finance receivables were as follows:

	December 31,
	2013		2012
(In thousands)	Grower Receivables	Seller Financing	Grower Receivables	Seller Financing
Gross receivable	$35,761	$27,127	$41,008	$30,523
Reserve	(32,877)	—	(36,854)	—
Net receivable	$2,884	$27,127	$4,154	$30,523

Current portion, net	$2,884	$3,990	$4,154	$3,691
Long-term portion, net	—	23,137	—	26,832
Net receivable	$2,884	$27,127	$4,154	$30,523

Activity in the finance receivable reserve is as follows:

(In thousands)	2013	2012
Reserve at beginning of year	$36,854	$37,519
Charged to costs and expenses	61	933
Recoveries	(1,128)	(1,597)
Write-offs	(2,910)	—
Foreign exchange and other	—	(1)
Reserve at end of year	$32,877	$36,854
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
The gross grower receivable balance includes $29 million and $30 million (all of which were classified as long-term) related to a Chilean grower of grapes and other produce as of December 31, 2013 and 2012, respectively. In 2011, the company recorded a reserve of $32 million for advances made to this Chilean grower. Late in 2011, the Chilean grower was declared bankrupt; the company continues to aggressively negotiate recovery with the bankruptcy trustee and other creditors of the grower and has recovered approximately $1 million and $2 million in 2013 and 2012, respectively.

The company provided seller financing in the 2009 sale of the former joint venture that sourced bananas and pineapples from the Philippines for sale in the Middle East and Asia. The financing for the sale of this joint venture is a note receivable in equal installments through 2019. Payments are current on this note receivable. At both December 31, 2013 and 2012, the current portion of the note receivable is included in "Other receivables, net" and the long-term portion is included in "Investments and other assets, net" on the Consolidated Balance Sheets. The company also provided seller financing in the 2004 sale of its former Colombian subsidiary in the form of a note receivable, which was fully repaid in July 2012. The terms of the seller financing were based on the earnings power of the businesses sold.
Note 5 — Inventories
Inventories consist of the following:

	December 31,
(In thousands)	2013	2012
Finished goods	$69,450	$74,246
Growing crops	74,985	79,046
Raw materials, supplies and other	66,129	66,749
	$210,564	$220,041
The carrying value of inventories valued by the LIFO method was approximately $105 million and $99 million at December 31, 2013 and 2012, respectively. At current costs, these inventories would have been approximately $43 million and $44 million higher than the LIFO values at December 31, 2013 and 2012, respectively. There were no LIFO liquidations in 2013 and 2012.
Note 6 — Property, Plant and Equipment
Property, plant and equipment consist of the following:

	December 31,
(In thousands)	2013	2012
Land	$39,560	$40,810
Buildings and improvements	210,388	183,068
Machinery, equipment and other	433,658	416,814
Containers	22,096	13,404
Cultivations	71,491	63,956
	777,193	718,052
Accumulated depreciation	(422,637)	(381,833)
	354,556	336,219
Construction in progress	36,217	59,080
	$390,773	$395,299
Note 7 — Equity Method Investments
The company's primary equity method investment was Danone Chiquita Fruits SAS ("Danone JV"), which was formed in May 2010. In the third quarter of 2012, the board of directors of the Danone JV approved a change in strategy and the related discontinuation of a key product. As a result, the company determined that the decline in estimated fair value of its equity-method investment was other than temporary during 2012 and recorded a $32 million loss included in "Equity in (earnings) losses of investees" in the Consolidated Statements of Income to fully impair its equity-method investment and related assets and to record estimates of probable cash obligations to the Danone JV. As of December 31, 2012, the company had fully accrued its obligations to fund the Danone JV and discharged its remaining financial obligations to the equity method investment through total contributions of €14 million ($18 million) in 2013. The company made no contributions to the Danone JV during 2012 and contributed €3 million ($5 million) during 2011. In March 2013, the Danone JV sold its smoothie operations, and the Chiquita brand is now licensed to a third-party manufacturer of smoothies in Europe. In connection with the final contribution to the Danone JV in October 2013, the company exited the investment by selling all of its shares in the Danone JV to its joint venture partner, Danone. After the sale of the company's interest in the Danone JV, the remaining equity method investees are not significant. The company did not record any "Equity in (earnings) losses" from the Danone JV in 2013 because it had fully impaired its investment and accrued funding obligations in 2012.

The company's share of the earnings (losses) from all equity method investments was less than $1 million, $(33) million and $(6) million in 2013, 2012 and 2011, respectively, and its aggregate investment in remaining affiliates totaled $1 million at both December 31, 2013 and 2012. The company's undistributed earnings from its equity method investments at December 31, 2013, 2012 and 2011 were not significant.
Aggregated and summarized financial information for the company's equity method investments is presented below. Assets and liabilities at December 31, 2013 relate only to equity method investees that are not significant because the company's ownership in the Danone JV had been disposed prior to this date.

	Years ended December 31,
(In thousands)	2013	2012	2011
Revenue	$24,322	$33,713	$43,287
Gross profit	6,568	10,597	11,530
Net income (loss)	11,514	(39,014)	(12,824)
	December 31,
(In thousands)	2013	2012
Current assets	$4,636	$6,568
Total assets	12,940	29,254
Current liabilities	5,668	51,968
Total liabilities	7,166	53,490
There were no sales by the company to equity method investees and $14 million, $13 million and $14 million of purchases by the company from equity method investees for the years ended December 31, 2013, 2012 and 2011, respectively.
Note 8 — Goodwill, Trademarks and Intangible Assets
GOODWILL
The company's goodwill is primarily related to its salad operations, Fresh Express, and is included in the Salads and Healthy Snacks reportable segment (see Note 18). Further discussion of goodwill impairments is included in Note 1. Activity related to goodwill is as follows:

(In thousands)	Gross Goodwill	Accumulated Impairment	Net Carrying Value
Balance at December 31, 2011	$551,879	$(375,295)	$176,584
Additions from business acquisitions	395	—	395
Impairment charges	—	(158,884)	(158,884)
Balance at December 31, 2012	$552,274	$(534,179)	$18,095
Business disposal	(1,779)	1,779	—
Balance at December 31, 2013	$550,495	$(532,400)	$18,095
TRADEMARKS
The company's trademarks for Chiquita and Fresh Express are not amortizable (indefinite-lived). Further information on trademark impairments is included in Note 1. Activity related to trademarks is as follows:

	Chiquita Trademarks		Fresh Express Trademarks
(In thousands)	Gross Trademarks	Accumulated Impairment	Gross Trademarks	Accumulated Impairment	Net Trademarks
Balance at December 31, 2011	$387,585	$—	$61,500	$—	$449,085
Impairment charges	—	—	—	(23,000)	(23,000)
Balance at December 31, 2012	$387,585	$—	$61,500	$(23,000)	$426,085
Impairment charges	—	—	—	—	—
Balance at December 31, 2013	$387,585	$—	$61,500	$(23,000)	$426,085

OTHER INTANGIBLE ASSETS
The company's other intangible assets are also primarily related to Fresh Express and are amortizable (definite-lived). Other intangible assets consist of the following:

	December 31,
(In thousands)	2013	2012
Amortized intangible assets:
Customer relationships	$110,000	$110,000
Patented technology	55,123	55,123
	165,123	165,123
Accumulated amortization:
Customer relationships	(50,647)	(44,539)
Patented technology	(27,563)	(24,305)
	(78,210)	(68,844)
Other intangible assets, net	$86,913	$96,279
Amortization expense of other intangible assets totaled approximately $9 million in 2013, 2012 and 2011. The estimated amortization expense associated with other intangible assets is approximately $9 million in each of the next five years. See Note 1 for discussion of impairment reviews.
Note 9 — Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities consist of the following:

	December 31,
(In thousands)	2013	2012
Accounts payable:
Trade	$216,941	$243,745
Other	31,332	30,879
	$248,273	$274,624
Accrued liabilities:
Payroll and employee benefit costs	$48,267	$48,148
Other	109,767	92,552
	$158,034	$140,700

Note 10 — Debt including Capital Lease Obligations
The carrying values of the company's debt and capital lease obligations represent amortized cost and are summarized below with estimated fair values:

	December 31, 2013		December 31, 2012
	Carrying	Estimated	Carrying	Estimated
(In thousands)	Value	Fair Value[1]	Value	Fair Value[1]
7.875% Senior Secured Notes due 2021	$422,174	$459,000	$—	$—
7½% Senior Notes due 2014	—	—	106,438	106,000
4.25% Convertible Senior Notes due 2016	164,050	194,000	153,082	174,000
ABL Term Loan	6,375	6,000	—	—
Credit Facility Revolver	—	—	40,000	38,000
Credit Facility Term Loan	—	—	305,250	296,000
Capital lease obligations[2]	39,025	39,000	755	700
Less current portion	(2,271)		(65,008)
Total long-term debt and capital lease obligations	$629,353		$540,517

[1]
The fair value of the senior notes is based on observable inputs, which include quoted prices for similar assets or liabilities in an active market and market-corroborated inputs (Level 2). All other debt may be traded on the secondary loan market, and the fair value is based on either the last available trading price, if recent, or trading prices of comparable debt (Level 3). See also Note 12 for discussion of fair value.

[2]	Capital lease obligations at December 31, 2013 include the borrowings for the salad production and warehousing facility in the Midwest. See further description of the build-to-suit lease below.
Debt maturities are as follows:

(In thousands)	Long-Term Debt	Capital Lease Obligations	Total
2014	$1,500	$771	$2,271
2015	1,500	971	2,471
2016	201,500	830	202,330
2017	1,500	882	2,382
2018	375	915	1,290
Later years	425,000	34,656	459,656
Total cash payments for interest were $47 million, $36 million and $51 million in 2013, 2012 and 2011, respectively.
RETIRING OF CREDIT FACILITY AND 7.5% SENIOR NOTES
In February 2013, the company received $457 million of net proceeds from issuance of the 7.875% Notes and the initial borrowings of the ABL Facility (defined below). The proceeds were used to retire the preceding senior secured credit facility ("Credit Facility") on February 5, 2013 and to deposit in escrow funds sufficient to retire the 7.5% Senior Notes due 2014 ("7.5% Senior Notes") at par plus accrued interest through the March 7, 2013 settlement date. Related expenses of $6 million were included in "Loss on debt extinguishment" on the Consolidated Statements of Income and the Consolidated Statements of Cash Flow. The loss included the write-off of deferred financing fees relating to the Credit Facility and the 7.5% Senior Notes, which were $5 million and $1 million, respectively.
7.875% SENIOR SECURED NOTES
In February 2013, CBII and its main operating subsidiary, Chiquita Brands L.L.C. ("CBL"), completed the offering of $425 million of 7.875% senior secured notes due February 1, 2021 ("7.875% Notes"). The notes were issued at 99.274% of par, resulting in a recorded discount that will be amortized over the life of the 7.875% Notes to reflect the effective interest rate of 8.0%. The 7.875% Notes were registered with the United States Securities and Exchange Commission through an exchange offer on January 6, 2014, which was completed on February 4, 2014.
The 7.875% Notes are guaranteed on a senior secured basis by all of CBII's and CBL's existing direct and indirect domestic subsidiaries, other than de minimis subsidiaries, and by certain future direct and indirect domestic subsidiaries. The 7.875% Notes and the guarantees are secured, subject to certain exceptions and permitted liens, on a first-priority basis by liens on CBII's, CBL's and the guarantors' existing and after acquired material domestic real estate, certain intellectual property and 100% of the stock of substantially all of CBII's and CBL's domestic subsidiaries and up to 65% of the stock of certain foreign subsidiaries, with the lien on subsidiary stock limited to less than 20% of the principal amount of the 7.875% Notes. The 7.875% Notes and the guarantees are secured, on a second-priority basis, by liens on the assets that secure CBII's and CBL's obligations under the ABL Facility described below on a first-priority basis, including present and future receivables, inventory, equipment and substantially all of CBII's, CBL's and the guarantors' other domestic assets that do not secure the 7.875% Notes on a first-priority basis.
The 7.875% Notes bear interest of 7.875% per year (payable semi-annually in arrears on February 1 and August 1 of each year). On or before February 1, 2016, CBII and CBL may redeem on one or more occasions up to 35% of the aggregate principal amounts with cash proceeds from certain equity sales at a redemption price of 107.875% of the principal amount plus accrued interest, provided that at least 65% of the original aggregate principal amount of the 7.875% Notes remains outstanding after each such redemption. Also, on or before February 5, 2016, CBII and CBL may redeem a portion of the 7.875% Notes at a redemption price of 103% of the principal amount plus accrued interest, provided that no more than $42.5 million aggregate principal amount may be redeemed each year. On January 31, 2014, the company redeemed $10 million of the 7.875% Notes at 103% of the principal amount (plus interest to the redemption date), incurring less than $1 million of expense in 2014 for call premiums and deferred financing fee write-offs. CBII and CBL may also redeem the 7.875% Notes as follows:

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
The 7.875% Notes include customary events of default, including: failure to pay principal or interest when due; acceleration of other debt agreements representing more than $30 million of indebtedness of CBII and CBL and certain subsidiaries; failure to pay non-appealable judgments in excess of $30 million against CBII or CBL and certain subsidiaries; and certain bankruptcy events.
4.25% CONVERTIBLE SENIOR NOTES
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
To estimate the fair value of the debt component upon issuance, the company discounted the principal balance to result in an effective interest rate of 12.50%, the rate of similar instruments without the debt-for-equity conversion feature at the issuance date; this effective interest rate remains unchanged through the fourth quarter of 2013. The fair value of the equity component was estimated as the difference between the full principal amount and the estimated fair value of the debt component, net of an allocation of issuance costs and income tax effects. These were Level 3 fair value measurements (described in Note 12) and will be reconsidered in the event that any of the Convertible Notes are converted before their maturity.
The carrying amounts of the debt and equity components of the Convertible Notes are as follows:

	December 31,
(In thousands)	2013	2012
Principal amount of debt component[1]	$200,000	$200,000
Unamortized discount	(35,950)	(46,918)
Net carrying amount of debt component	$164,050	$153,082

Equity component	$84,904	$84,904
Issuance costs and income taxes	(3,210)	(3,210)
Equity component, net of issuance costs and income taxes	$81,694	$81,694

[1]
As of December 31, 2013 and 2012, the Convertible Notes' “if-converted” value did not exceed their principal amount because the company's common stock price was below the conversion price of the Convertible Notes.

The interest expense related to the Convertible Notes was as follows:

	December 31,
(In thousands)	2013	2012	2011
4.25% coupon interest	$8,500	$8,500	$8,500
Amortization of deferred financing fees	469	469	469
Amortization of discount on the debt component	10,968	9,715	8,606
	$19,937	$18,684	$17,575
ASSET-BASED LENDING FACILITY
CBII and CBL also entered into a 5-year secured asset-based lending facility ("ABL Facility") concurrently with the closing of the 7.875% Notes offering on February 5, 2013. The ABL Facility consists of a revolver (the "ABL Revolver") and a $7.5 million term loan (the "ABL Term Loan"). The ABL Facility matures at the earlier of February 5, 2018 or 60 days prior to the maturity of the 4.25% Convertible Senior Notes due August 15, 2016, unless such notes have been satisfactorily refinanced. The ABL Term Loan requires annual repayments of approximately $2 million.
The ABL Facility has a maximum borrowing capacity of $150 million, with the ABL Revolver subject to a borrowing base calculation based on specified percentages of domestic receivables, certain inventory and certain domestic machinery and equipment with the potential for additional advances against foreign receivables.
At December 31, 2013, the borrowing capacity of the ABL was $110 million, including $19 million in the Fixed Asset Sub-Line. At December 31, 2013, the ABL Revolver was primarily used to support $23 million letters of credit, leaving an available balance of $86 million.
Loans under the ABL Facility bear interest at:

•	A rate equal to LIBOR plus a margin of from 1.75% to 2.25%, or Base Rate plus a margin of from 0.25% to 0.75%, determined based on levels of borrowing availability reset each fiscal quarter.

•
In the case of the Fixed Asset Sub-Line, a rate equal to LIBOR plus a margin from 2.25% to 2.75%, or Base Rate plus a margin of from 0.75% to 1.25%, determined based on levels of borrowing availability reset each fiscal quarter; and

•
In the case of the ABL Term Loan, a rate equal to LIBOR plus a margin from 2.75% to 3.25%, or Base Rate plus a margin of from 1.25% to 1.75%, determined based on levels of borrowing availability reset each fiscal quarter.

At December 31, 2013, the weighted average interest rate for the ABL Facility was LIBOR plus 2.75%, or 2.92%.
Obligations under the ABL Facility are secured by a first-priority security interest in present and future domestic receivables, inventory, equipment and substantially all other domestic assets that are not under the first-priority security interest of the 7.875% Notes, all subject to certain exceptions and permitted liens and by a second-priority interest in the existing and after acquired material domestic real estate, certain intellectual property and a pledge of 100% of the stock of substantially all of the CBII, CBL and guarantors' domestic subsidiaries and up to 65% of the stock of certain foreign subsidiaries held by CBII, CBL and the guarantors, and proceeds relating thereto. Under the ABL Facility, CBL and non-de minimis domestic subsidiaries are borrowers. The ABL Facility is guaranteed on a full and unconditional basis by CBII and limited domestic subsidiaries of CBII, with the potential for additional guarantees from foreign subsidiaries of CBII. In addition, certain foreign subsidiaries of CBII may become borrowers under the ABL Facility, and certain foreign subsidiaries may guarantee those foreign borrowings.
The ABL Facility contains a fixed charge coverage ratio covenant that only becomes applicable when excess availability (as defined under such facility) is less than $20 million. The ABL Facility also contains a covenant requiring CBII and its subsidiaries to maintain substantially all its cash in accounts that are subject to the control of the collateral agent under the ABL Facility which only becomes applicable when (a) an event of default under the facility occurs and is continuing or (b) excess availability (as defined under such facility) is less than 12.5% of the maximum stated revolver amount thereunder.
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
At December 31, 2013, the company was in compliance with the ABL and its other debt agreements and expects to remain in compliance for at least the next twelve months.
CREDIT FACILITY
The Credit Facility, which was retired in February 2013 as discussed above, consisted of a $330 million senior secured term loan (the "Credit Facility Term Loan") and a $150 million senior secured revolving credit facility (the "Credit Facility Revolver"), both maturing July 26, 2016 (May 1, 2014, if the company did not repay, refinance or otherwise extend the maturity of the 7.5% Senior Notes by such date). The interest rate for both the Credit Facility Term Loan and Credit Facility Revolver was 5.00% at December 31, 2012. The Credit Facility Term Loan required quarterly principal repayments of $4 million through June 30, 2013 and quarterly principal repayments of $8 million beginning September 30, 2013 through March 31, 2016, with any remaining principal balance due at June 30, 2016, subject to the early maturity clause described above. At December 31, 2012, there were $40 million of borrowings under the Credit Facility Revolver, in addition to $22 million used to support letters of credit, leaving an available balance of $88 million.
BUILD-TO-SUIT LEASE FOR MIDWEST SALAD PLANT CONSOLIDATION
In June 2012, the company entered into a 20-year lease agreement for a salad production and warehousing facility in the Midwest that will replace three existing facilities in the region. The lease agreement contains two 5-year extension periods. Though the construction costs were financed by the lessor, because of the specialized nature of the facility the company acted as the construction agent and was responsible for all construction activity during the construction period. This resulted in the company owning the facility for accounting purposes. Construction was substantially completed at December 31, 2013, however, the initial interest rate will not be set until finalization of all construction costs, after which the payments will increase annually based on the Consumer Price Index ("CPI"). As of December 31, 2013, an interest rate of 9.00% was used to estimate the capital lease liability and future minimum payments.

Estimated future minimum lease payments required under capital lease obligations, primarily related to the Midwest salad production and warehousing facility described above, at December 31, 2013 are as follows, assuming no CPI increases:

(In thousands)
2014	$4,290
2015	4,427
2016	4,227
2017	4,195
2018	4,145
Later years	65,168
Total minimum payments	86,452
Less: interest	47,427
Capital lease obligation	39,025
Less: current portion	771
Capital lease obligation, net of current portion	$38,254

Note 11 — Hedging
Derivative instruments are carried at fair value in the Consolidated Balance Sheets. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gains or losses is deferred as a component of "Accumulated other comprehensive income (loss)" ("AOCI") and reclassified into net income in the same period during which the hedged transaction affects net income. Gains and losses on derivatives representing hedge ineffectiveness are recognized in net income currently. See further information regarding fair value measurements of derivatives in Note 12.
To manage its exposure to exchange rates on the conversion of euro-based revenue into U.S. dollars, the company uses average rate euro put options, average rate collars (a purchased average rate euro put option paired with a sold average rate euro call option) and average rate euro forward contracts. In some cases, the company may enter into an average rate euro put and an average rate euro call at the same strike rate to effectively lock in the exchange rate of the notional amount similar to an average rate euro forward. Average rate euro put options require an upfront premium payment and reduce the risk of a decline in the value of the euro without limiting the benefit of an increase in the value of the euro. Average rate euro call options sold by the company require an upfront premium payment to be received from the counterparty and limit the benefit of an increase in the value of the euro without limiting the risk of a decline in the value of the euro. Average rate forward contracts lock in the value of the euro and do not require an upfront premium. These instruments are designated as cash flow hedges. At December 31, 2013, the amount of unrealized net losses on the company's currency hedging portfolio that would be reclassified to net income, if realized, in the next twelve months is $6 million; these net losses were deferred in "Accumulated other comprehensive income (loss)."
In connection with the February 2013 debt refinancing further discussed in Note 10, certain of the company's hedging counterparties that were members of the previous Credit Facility were no longer participants in the ABL Facility. Upon consummation of the ABL Facility on February 5, 2013, the company transferred all outstanding hedge positions with former Credit Facility members to lenders under the ABL Facility. The transferred positions included approximately €71 million notional amount of euro call and put options that matured during the first three quarters of 2013. The change in counterparty is a change in a critical term resulting in termination of hedge accounting at the transfer date. Due to technical accounting requirements, these specific option contracts did not qualify to be re-designated as cash flow hedges at the transfer date. Therefore, the decline in fair value of these options through the transfer date was deferred in AOCI until the hedged transaction occurred because the related hedged cash flows remained probable of occurrence. However, unrealized changes in fair value after the transfer date were recognized currently in "Net sales."
Loss of hedge accounting did not affect the put and call options' purpose of reducing the volatility inherent in exchanging euro-based revenue into U.S. dollars or change the ultimate earnings or cash flow recognized upon settlement of each position. However, loss of hedge accounting resulted in unintended volatility of quarterly earnings as the company recorded unrealized losses in the amount of $2 million throughout the first three quarters of 2013 as the fair market value adjustments after the transfer date were recognized in "Net sales." Ultimately, for the year ended December 31, 2013, the effect on earnings was the same as if the company had maintained hedge accounting.
Most of the company's foreign operations use the U.S. dollar as their functional currency. As a result, balance sheet translation adjustments due to currency fluctuations are recognized currently in "Cost of sales." To reduce the resulting volatility, the company also enters into 30-day euro forward contracts each month to economically hedge the net monetary assets exposed to euro exchange rates. These 30-day euro forward contracts are not designated as hedging instruments, and gains and losses on these forward contracts are recognized currently in "Cost of sales" as follows:

	Year ended December 31,
(In thousands)	2013	2012	2011
Gains (losses) on 30-day euro forward contracts	$(4,367)	$(2,812)	$4,267
Gains (losses) from fluctuations in the value of the net monetary assets exposed to euro exchange rates	2,783	(2,187)	(13,115)
The company also enters into bunker fuel forward contracts for its shipping operations, which permit it to lock in fuel purchase prices for up to three years and thereby minimize the volatility that changes in fuel prices could have on its operating results. These bunker fuel forward contracts are designated as cash flow hedging instruments. In the third quarter of 2013, the company determined that the specific future bunker fuel purchases that were hedged using Singapore 180 fuel derivatives were no longer probable of occurrence based on modifications to the company's shipping configuration. As a result of this change, accounting standards required the company to discontinue hedge accounting and to recognize unrealized net losses in "Cost of sales" on its Singapore 180 bunker fuel forward contracts. Unrealized losses recognized as result of discontinuing hedge accounting were not significant. In October 2013, the company sold all Singapore 180 fuel derivative outstanding positions at an insignificant loss.

At December 31, 2013, the amount of unrealized net losses on the company's bunker fuel hedging portfolio that would be reclassified to net income, if realized, in the next twelve months is less than $1 million; these net losses were deferred in "Accumulated other comprehensive income (loss)."
In 2011, the company reduced its expected total bunker fuel consumption and changed the ports where bunker fuel is purchased through the implementation of a new shipping configuration. These changes resulted in recognition of $12 million of unrealized gains on bunker fuel contracts in "Cost of sales" in the Consolidated Statements of Income in 2011 originally intended to hedge bunker fuel purchases in future periods. These unrealized gains, previously deferred in "Accumulated other comprehensive income (loss)," were recognized because the forecasted hedged bunker fuel purchases, as documented by the company, became probable not to occur. Cash flow hedging relationships of many of the affected bunker fuel forward contracts were reapplied to other bunker fuel purchases, however, accounting standards require these to be based on the market prices at the date the new hedging relationships were established, even though there is no change in the hedging instrument. Bunker fuel forward contracts that were in excess of expected core fuel demand were sold and gains of $2 million were realized. In December 2011, the company sold certain bunker fuel forward contracts representing 74,655 metric tons with maturity dates varying from January 2012 to December 2013; because the forecasted hedged transactions were still probable of occurring, the effective portion of gains or losses were deferred in "Accumulated other comprehensive income (loss)" until each maturity date.
At December 31, 2013, the company's hedge portfolio was comprised of the following outstanding positions:

	Notional Amount	Contract Average Rate/Price	Settlement Period
Derivatives designated as hedging instruments:
Currency derivatives:
Purchased euro put options	€133 million	$1.32/€	2014
Sold euro call options	€133 million	$1.39/€	2014
Average rate forward contracts	€94 million	$1.34/€	2014
Purchased euro put options	€50 million	$1.35/€	2015[2]
Sold euro call options	€50 million	$1.39/€	2015[2]

3.5% Rotterdam Barge fuel derivatives:
Bunker fuel forward contracts[1]	90,504 mt	$581/mt	2014
Bunker fuel forward contracts	59,800 mt	$556/mt	2015[2]

Derivatives not designated as hedging instruments:
30-day euro forward contracts	€52 million	$1.38/€	January 2014

[1]
As described in the paragraph above, new cash flow hedge relationships were established for certain bunker fuel forward contracts in 2011. These changes result in hedge rates for accounting purposes that are different from those in the hedge contract terms.

[2]	Settlement periods for bunker fuel forward contracts and currency derivatives are through September 2015 and March 2015, respectively.

Activity related to the company's derivative assets and liabilities designated as hedging instruments is as follows:

(In thousands)	Currency Hedge Portfolio	Bunker Fuel Forward Contracts
Balance at December 31, 2011	$5,232	$14,754
Realized (gains) losses included in net income	(651)	(16,053)
Purchases (sales), net[2]	850	—
Changes in fair value	(28,646)	9,871
Balance at December 31, 2012	$(23,215)	$8,572
Realized (gains) losses included in net income	22,476	(7,470)
Transfers[1]	7,638	193
Purchases (sales), net[2]	1,167	—
Changes in fair value	(13,080)	(307)
Balance at December 31, 2013	$(5,014)	$988

[1]	Represents the fair value at the transfer date of positions where hedge accounting was terminated. See discussions above.

[2]
Purchases (sales) represent the cash premiums paid upon the purchase of euro put options or received upon the sale of euro call options. Bunker fuel and currency forward contracts require no up-front cash payment and have an initial fair value of zero; settlements on the forward contracts (swaps) occur upon their maturity.

Deferred net gains (losses) in "Accumulated other comprehensive income (loss)" at December 31, 2013 are expected to be reclassified into income as follows in thousands:

Expected Period of Recognition	Currency Hedge Portfolio	Bunker Fuel Forward Contracts	Total
2014	$(5,708)	$(111)	$(5,819)
2015	(473)	638	165
	$(6,181)	$527	$(5,654)
The following table summarizes the effect of the company's derivatives designated as cash flow hedging instruments on OCI and earnings:

	Year Ended December 31, 2013			Year Ended December 31, 2012
(In thousands)	Currency Hedge Portfolio	Bunker Fuel Forward Contracts	Total	Currency Hedge Portfolio	Bunker Fuel Forward Contracts	Total
Gain (loss) recognized in OCI on derivative (effective portion)	$(12,559)	$1,448	$(11,111)	$(27,467)	$10,539	$(16,928)
Gain (loss) reclassified from AOCI into income (effective portion)[1]	(29,858)	7,470	(22,388)	1,240	16,053	17,293
Gain (loss) recognized in income on derivative (ineffective portion)[1]	—	(1,562)	(1,562)	—	(668)	(668)

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

The following table summarizes financial assets and liabilities carried at fair value, including derivative instruments on a gross basis, and the location of these instruments on the Consolidated Balance Sheets as of December 31, 2013 and 2012:

		Assets (Liabilities)	Fair Value Measurements Using
(In thousands)		at Fair Value	Level 1	Level 2	Level 3

December 31, 2013
Derivatives recorded in "Investments & other assets, net":
Currency hedge portfolio	Gross amounts offset in the balance sheets	$(220)	—	$(220)	—
Bunker fuel forward contracts	Gross amounts of recognized assets	953	—	953	—
Bunker fuel forward contracts	Gross amounts offset in the balance sheets	(100)	—	(100)	—
Net amount recorded in investments & other assets, net		633	—	633	—
Derivatives recorded in "Accrued liabilities":
Currency hedge portfolio	Gross amounts offset in the balance sheets	1,250	—	1,250	—
Currency hedge portfolio	Gross amounts of recognized liabilities	(5,947)	—	(5,947)	—
Bunker fuel forward contracts	Gross amounts offset in the balance sheets	778	—	778	—
Bunker fuel forward contracts	Gross amounts of recognized liabilities	(643)	—	(643)	—
30-day euro forward contracts	Gross amounts offset in the balance sheets	245	—	245	—
Net amount recorded in accrued liabilities		(4,317)	—	(4,317)	—
Derivatives recorded in "Other liabilities":
Currency hedge portfolio	Gross amounts offset in the balance sheets	833	—	833	—
Currency hedge portfolio	Gross amounts of recognized liabilities	(930)	—	(930)	—
Net amount recorded in other liabilities		(97)	—	(97)	—
December 31, 2013		$(3,781)	$—	$(3,781)	$—

December 31, 2012
Derivatives recorded in "Other current assets":
Currency hedge portfolio	Gross amounts of recognized assets	$192	$—	$192	$—
Currency hedge portfolio	Gross amounts offset in the balance sheets	(2,550)	—	(2,550)	$—
Bunker fuel forward contracts	Gross amounts of recognized assets	4,001	—	4,001	—
30-day euro forward contracts	Gross amounts of recognized assets	4	—	4	—
30-day euro forward contracts	Gross amounts offset in the balance sheets	(11)	—	(11)	—
Net amount recorded in other current assets		1,636	—	1,636	—
Derivatives recorded in "Investments & other assets, net":
Bunker fuel forward contracts	Gross amounts of recognized assets	1,889	—	1,889	—
Bunker fuel forward contracts	Gross amounts offset in the balance sheets	(1,059)	—	(1,059)	—
Net amount recorded in investments & other assets, net		830	—	830	—
Derivatives recorded in "Accrued liabilities":
Currency hedge portfolio	Gross amounts offset in the balance sheets	1,992	—	1,992	—
Currency hedge portfolio	Gross amounts of recognized liabilities	(22,849)	—	(22,849)	—
Bunker fuel forward contracts	Gross amounts offset in the balance sheets	3,741	—	3,741	—
30-day euro forward contracts	Gross amounts offset in the balance sheets	1	—	1	—
30-day euro forward contracts	Gross amounts of recognized liabilities	(24)	—	(24)	—
Net amount recorded in accrued liabilities		(17,139)	—	(17,139)	—
Available-for-sale investment recorded in "Other current assets":
Available-for-sale investment		1,668	1,668	—	—
December 31, 2012		$(13,005)	$1,668	$(14,673)	$—

Except as described in Note 11, currency hedge portfolio and bunker fuel forward contracts are designated as hedging instruments. 30-day euro forward contracts are not designated as hedging instruments. To the extent derivatives in an asset position and derivatives in a liability position are with the same counterparty, they are netted in the Consolidated Balance Sheets because the company enters into master netting arrangements with each of its hedging partners.
The company values fuel hedging positions by applying an observable discount rate to the current forward prices of identical hedge positions. The company values currency hedging positions by utilizing observable or market-corroborated inputs such as exchange rates, volatility and forward yield curves. The company trades only with counterparties that meet certain liquidity and creditworthiness standards and does not anticipate non-performance by any of these counterparties. The company does not require collateral from its counterparties, nor is it obligated to provide collateral when contracts are in a liability position. However, consideration of non-performance risk is required when valuing derivative instruments, and the company includes an adjustment for non-performance risk in the recognized measure of derivative instruments to reflect the full credit default spread ("CDS") applied to a net exposure by counterparty. When there is a net asset position, the company uses the counterparty's CDS; when there is a net liability position, the company uses its own estimated CDS. CDS is generally not a significant input in measuring fair value and was not significant for any of the company's derivative instruments in any period presented. See further discussion and tabular disclosure of hedging activity in Note 11.
Financial instruments not carried at fair value consist of the company's debt. See further fair value discussion and tabular disclosure in Note 10.
Fair value measurements of benefit plan assets included in net benefit plan liabilities are based on quoted market prices in active markets (Level 1) or quoted prices in inactive markets (Level 2). The carrying amounts of cash and equivalents, accounts receivable, other receivables including current and non-current finance receivables and accounts payable approximate fair value. Level 3 fair value measurements are used in the impairment reviews of goodwill and intangible assets, which take place annually during the fourth quarter, or as circumstances indicate the possibility of impairment. Level 3 fair value measurements are also used in measuring impairments related to long-lived assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.
Note 13 — Operating Leases
Total rental expense consists of the following:

(In thousands)	2013	2012	2011
Gross rentals:
Ships and containers	$182,998	$198,137	$175,905
Other	36,682	42,252	40,879
	219,680	240,389	216,784
Sublease rentals	(4,463)	(21,961)	(5,416)
	$215,217	$218,428	$211,368
The company leases eleven cargo ships (eight refrigerated and three containerized) through mid-2014 under a sale-leaseback, with options for up to an additional five years. The company also has five additional cargo ships (three refrigerated and two containerized) under lease without extension options, with three of these scheduled to expire in late 2014 and two in late 2016. No purchase options exist on ships under operating leases. A deferred gain on the 2007 sale-leaseback of eleven refrigerated cargo ships is being recognized as a reduction of "Cost of sales" over the base term of the leases, through 2014. In 2011, the company implemented a new shipping configuration involving shipment of part of its core volume in container equipment on board the ships of certain third-party container shipping operators. As a result of this change, five chartered cargo ships were subleased until the end of 2012, and eight ship charters were not renewed for 2013. In 2011, the company accelerated $4 million of ship charter expense, net of expected sublease income, due to this reconfiguration for two ships that were taken out of the company's shipping rotation. In the first quarter of 2012, the other three ships were taken out of the shipping rotation, and the company accelerated $6 million of losses on these ship sublease arrangements, net of $2 million of related sale-leaseback gain amortization during the sublease period.
The company also leases more than 14,000 containers and approximately 3,000 to 4,000 generator sets and chassis used for inland transportation of these containers. These leases range from 5-8 years and are used for both ocean and ground transportation of bananas, other produce and other cargo. Certain of these lease arrangements include financial covenants that reference the ABL Facility described in Note 10. At December 31, 2013, the company was in compliance with these financial covenants and expects to remain in compliance for at least twelve months from the balance sheet date.
A portion of the company's operating leases of containers contain residual value guarantees under which the company guarantees a certain minimum value of the containers at the end of the lease. If the company does not exercise its purchase option at the end of the lease, and the lessor cannot sell the containers for at least the guaranteed amount, the company will have to pay the difference to the lessor. The company estimates that the residual value guarantees are approximately $18 million, $16 million and $21 million at December 31, 2013, 2012 and 2011, respectively. The company also estimates that the fair value of these residual value guarantees are nominal because the fair value of the containers at the end of the lease term is expected to exceed the residual value that was guaranteed under the lease. Therefore, the company does not expect to make payments under the residual value guarantees and has not recorded a liability in the consolidated financial statements.
Portions of the minimum rental payments for ships constitute reimbursement for ship operating costs paid by the lessor. In addition, the company incurs a significant amount of short-term rental expense related to leases of ships and farm land for growing lettuce, which are not included in the future minimum rental payments table below.
Future minimum rental payments required under operating leases having initial or remaining non-cancelable lease terms in excess of one year at December 31, 2013 are as follows:

(In thousands)	Ships and Containers	Other	Total
2014	$82,541	$24,899	$107,440
2015	53,660	19,611	73,271
2016	47,522	17,236	64,758
2017	20,918	15,506	36,424
2018	7,657	13,032	20,689
Later years	2,418	34,454	36,872

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

Pension and severance expense consists of the following:

	Domestic Plans
(In thousands)	2013	2012	2011
Defined benefit and severance plans:
Service cost	$465	$363	$447
Interest on projected benefit obligation	892	1,086	1,237
Expected return on plan assets	(1,294)	(1,477)	(1,685)
Recognized actuarial loss	495	374	239
	558	346	238
Defined contribution plans	4,803	8,544	8,718
Total pension and severance expense	$5,361	$8,890	$8,956

	Foreign Plans
(In thousands)	2013	2012	2011
Defined benefit and severance plans:
Service cost	$6,992	$6,783	$6,291
Interest on projected benefit obligation	4,293	3,903	4,044
Expected return on plan assets	(33)	(32)	(34)
Recognized actuarial loss	734	570	647
Amortization of prior service cost	128	128	128
	12,114	11,352	11,076
Net settlement gain	—	—	(134)
	12,114	11,352	10,942
Defined contribution plans	461	466	428
Total pension and severance expense	$12,575	$11,818	$11,370
The company's foreign pension and severance benefit obligations relate primarily to Central American benefits which, in accordance with local government regulations, are generally not funded until benefits are paid. Domestic pension plans are funded in accordance with the requirements of the Employee Retirement Income Security Act.
In 2011, net settlement gains, as shown above, resulted from severance payments made to employees terminated in Panama. There were no net settlement gains in 2012 or 2013.

Financial information with respect to the company's domestic and foreign defined benefit pension and severance plans is as follows:

	Domestic Plans Year Ended December 31,		Foreign Plans Year Ended December 31,
(In thousands)	2013	2012	2013	2012
Fair value of plan assets at beginning of year	$19,468	$18,505	$5,176	$5,073
Actual return on plan assets	3,938	2,244	26	47
Employer contributions	839	1,274	6,538	8,372
Benefits paid	(2,872)	(2,555)	(6,228)	(8,275)
Foreign exchange	—	—	47	(41)
Fair value of plan assets at end of year	$21,373	$19,468	$5,559	$5,176

Projected benefit obligation at beginning of year	$27,333	$26,774	$60,685	$59,228
Service and interest cost	1,357	1,449	11,290	10,686
Actuarial loss (gain)	(2,779)	1,665	1,856	(942)
Benefits paid	(2,872)	(2,555)	(6,228)	(8,275)
Foreign exchange	—	—	208	(12)
Projected benefit obligation at end of year	$23,039	$27,333	$67,811	$60,685

Plan assets less than projected benefit obligation	$(1,666)	$(7,865)	$(62,252)	$(55,509)
The short-term portion of the foreign plans' unfunded status was approximately $6 million and $5 million as of December 31, 2013 and 2012, respectively. There is no short-term portion of the domestic plans' unfunded status at both December 31, 2013 and 2012. The foreign plans' accumulated benefit obligation was $51 million and $45 million as of December 31, 2013 and 2012, respectively. The domestic plans' accumulated benefit obligation was $23 million and $27 million as of December 31, 2013 and 2012, respectively.
The following weighted-average assumptions were used to determine the projected benefit obligations for the company's domestic pension plans and foreign pension and severance plans:

	Domestic Plans December 31,		Foreign Plans December 31,
	2013	2012	2013	2012
Discount rate	4.40%	3.50%	6.90%	6.75%
Rate of compensation increase	n/a	5.00%	5.00%	5.00%
The company's long-term rate of return on plan assets is based on the strategic asset allocation and future expected returns on plan assets. The following weighted-average assumptions were used to determine the net periodic benefit cost for the company's domestic pension plans and foreign pension and severance plans:

	Domestic Plans December 31,		Foreign Plans December 31,
	2013	2012	2013	2012
Discount rate	3.50%	4.25%	6.80%	6.75%
Rate of compensation increase	5.00%	5.00%	5.00%	5.00%
Long-term rate of return on plan assets	7.00%	8.00%	0.70%	1.00%
Included in "Accumulated other comprehensive income (loss)" in the Consolidated Balance Sheets are the following amounts that have not yet been recognized in net periodic pension cost:

	December 31,
(In thousands)	2013	2012
Unrecognized actuarial losses	$18,438	$23,156
Unrecognized prior service costs	692	820
The total prior service cost and net actuarial loss included in "Accumulated other comprehensive income (loss)" and expected to be included in net periodic pension cost during the next twelve months is $1 million.

The weighted-average asset allocations of the company's domestic pension plans and foreign pension and severance plans by asset category are as follows:

	Domestic Plans December 31,		Foreign Plans December 31,
	2013	2012	2013	2012
Asset category:
Equity securities	79%	75%	7%	4%
Fixed income securities	20%	23%	52%	54%
Cash and equivalents	1%	2%	41%	42%
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
Mutual funds, domestic common stock, corporate debt securities and mortgage-backed pass-through securities held in the plans are publicly traded and are valued using the net asset value, or closing price of the investment at the measurement date. There have been no changes in the methodologies used at December 31, 2013 and 2012. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The fair values of assets of the company's pension plans were as follows:

		Fair Value Measurements Using
(In thousands)	Total	Level 1	Level 2	Level 3
December 31, 2013
Domestic pension plans:
Money market accounts	$297	$297	$—	$—
Mutual funds:
Domestic equity	5,183	5,183	—	—
International equity	3,177	3,177	—	—
Domestic fixed income	1,489	1,489	—	—
Domestic closed end	3,754	3,754	—	—
Large-cap common stock	4,712	4,712	—	—
Fixed income securities:
Corporate bonds	1,427	—	1,427	—
Mortgage/asset-backed securities	1,023	—	1,023	—
Other	311	—	311	—
Total assets of domestic pension plans	21,373	18,612	2,761	—
Foreign pension and severance plans:
Cash and equivalents	2,282	2,282	—	—
Equity	383	383	—	—
Fixed income securities	2,894	—	2,894	—
Total assets of foreign pension and severance plans	5,559	2,665	2,894	—
Total assets of pension and severance plans	$26,932	$21,277	$5,655	$—
December 31, 2012
Domestic pension plans:
Money market accounts	$393	$393	$—	$—
Mutual funds:
Domestic	7,207	7,207	—	—
International	2,280	2,280	—	—
Large-cap common stock	5,045	5,045	—	—
Fixed income securities:
Corporate bonds	2,442	—	2,442	—
Mortgage/asset-backed securities	1,795	—	1,795	—
Other	306	28	278	—
Total assets of domestic pension plans	19,468	14,953	4,515	—
Foreign pension and severance plans:
Cash and equivalents	2,158	2,158	—	—
Equity	199	199	—	—
Fixed income securities	2,819	—	2,819	—
Total assets of foreign pension and severance plans	5,176	2,357	2,819	—
Total assets of pension and severance plans	$24,644	$17,310	$7,334	$—
The company expects to contribute approximately $1 million, including discretionary contributions, to its domestic defined benefit pension plans and expects to contribute approximately $9 million to its foreign pension and severance plans in 2014.

Expected benefit payments for the company's domestic defined benefit pension plans and foreign pension and severance plans are as follows:

(In thousands)	Domestic Plans	Foreign Plans
2014	$2,032	$9,248
2015	2,008	8,601
2016	1,964	8,693
2017	1,915	8,380
2018	1,864	8,387
2019-2023	8,369	40,146
The company is also a participant in several multiemployer defined benefit plans based in the United Kingdom and the United States. Expense is recognized as the company is notified of funding requirements. Expense recognized related to these multiemployer plans in 2013, 2012 and 2011 was not significant. The company does not expect future contribution requirements to be material.
Note 15 — Income Taxes
"Income tax (expense) benefit" in the Consolidated Statements of Income consists of the following:

	December 31,
(In thousands)	2013	2012	2011
Current:
U.S. Federal	$—	$—	$—
U.S. State and local	(920)	(1,353)	(1,564)
International	(12,607)	(13,569)	(11,036)
Total current tax (expense) benefit	$(13,527)	$(14,922)	$(12,600)
Deferred:
U.S. Federal	$—	$(82,098)	$90,148
U.S. State and local	1,258	(6,456)	7,261
International	7,650	(1,763)	(2,609)
Total deferred tax (expense) benefit	$8,908	$(90,317)	$94,800
Total (expense) benefit for income taxes	$(4,619)	$(105,239)	$82,200
Cash payments for income taxes were $7 million, $8 million and $17 million in 2013, 2012 and 2011, respectively.

The components of deferred income taxes included on the Consolidated Balance Sheets are as follows:

	December 31,
(In thousands)	2013	2012
Deferred tax assets:
Net operating loss carryforwards	$264,794	$231,326
Other tax carryforwards	4,658	3,065
Employee benefits	30,759	30,040
Accrued expenses	30,937	25,201
Depreciation and amortization	21,517	20,193
Other	16,374	5,067
Total deferred tax assets	369,039	314,892
Valuation allowance	(298,704)	(246,425)
Deferred tax assets, net of valuation allowance	$70,335	$68,467
Deferred tax liabilities:
Depreciation and amortization	(5,895)	(4,097)
Growing crops	(18,482)	(18,331)
Trademarks	(124,402)	(127,533)
Discount on Convertible Notes	(13,803)	(18,285)
Other	(1,555)	(2,606)
Total deferred tax liabilities	(164,137)	(170,852)
Net deferred tax liabilities	$(93,802)	$(102,385)
Deferred taxes are included in the following captions in the Consolidated Balance Sheets:

	December 31,
(In thousands)	2013	2012
Other current assets	$6,659	$7,406
Investments and other assets, net	3,218	1,837
Deferred income	—	—
Deferred tax liabilities	(103,679)	(111,628)
Net deferred tax liability	$(93,802)	$(102,385)
U.S. federal net operating loss carryforwards ("NOLs") were $395 million and $352 million as of December 31, 2013 and 2012, respectively. The U.S. NOLs existing at December 31, 2013 will expire between 2024 and 2034. Foreign NOLs were $620 million and $672 million at December 31, 2013 and 2012, respectively. U.S. state NOLs were $373 million and $326 million as of December 31, 2013 and 2012, respectively. The U.S. state NOLs will expire between 2014 and 2034. Foreign NOLs existing at December 31, 2013 of $457 million will expire between 2014 and 2029. The remaining $163 million of foreign NOLs existing at December 31, 2013 have an indefinite carryforward period.
A valuation allowance has been established against most of the company’s U.S. federal and state deferred tax assets, which are primarily NOLs. The assessment of the realization of the deferred tax assets was based primarily on the 3-year cumulative loss position incurred as of December 31, 2012. As a result of the negative indicator, all evidence to support the realization of the deferred tax assets was reevaluated, including existing deferred tax liabilities, tax planning strategies consistent with current business plans and forecasted future taxable income. The primary positive evidence related to forecasts of future taxable income; however, accounting guidance restricts the amount of reliance that can be placed on future taxable income because it is not objectively verifiable. A sustained period of profitability in the company's North American businesses will be required before the full amount of the valuation allowance would be reversed. Until such time, the utilization of existing U.S. net operating losses or generation of additional U.S. net operating losses will not result in income tax expense or benefit as the corresponding valuation allowance will be released or established for the same value and as such have a significant impact on the company's effective tax rate.
The company's overall effective tax rate may also vary significantly from period to period due to the level and mix of income among domestic and foreign jurisdictions and the creation or release of valuation allowance. Many of these foreign jurisdictions have tax rates that are lower than the U.S. statutory rate, and the company continues to maintain full valuation allowances on deferred tax assets in some of these foreign jurisdictions. Other items that do not otherwise affect the company's earnings can also affect the overall effective tax rate, such as the effect of changing exchange rates on intercompany balances that can change the mix of income among domestic and foreign jurisdictions. The 2012 income tax expense also includes $4 million of out of period adjustment expense. The company does not believe the error was material to any prior or current year financial statements. Income before taxes attributable to foreign operations was $86 million, $38 million and $11 million in 2013, 2012 and 2011, respectively.
Undistributed earnings of foreign subsidiaries, which were approximately $1.7 billion at December 31, 2013, have been permanently reinvested in foreign operations. Accordingly, no provision for U.S. federal and state income taxes has been recorded on these earnings.
"Income tax (expense) benefit" differs from income taxes computed at the U.S. federal statutory rate for the following reasons:

(In thousands)	2013	2012	2011
Income tax (expense) benefit computed at U.S. federal statutory rate	$3,918	$104,228	$8,882
State income taxes, net of federal benefit	219	(5,076)	(856)
Impact of foreign operations	10,329	(15,100)	(9,750)
Change in tax rates [1]	31,462	—	—
Change in valuation allowance	(52,279)	(133,135)	85,375
Goodwill	—	(52,500)	—
Tax contingencies	182	(2,230)	(1,167)
Other	1,550	(1,426)	(284)
Income tax (expense) benefit	$(4,619)	$(105,239)	$82,200
1 The change in tax rates relates primarily to Switzerland, which is offset by a corresponding change in the valuation allowance.
At December 31, 2013, 2012 and 2011, the company had unrecognized tax benefits of approximately $4 million, $6 million and $4 million, respectively, which could affect the company’s effective tax rate, if recognized. Interest and penalties included in “Income tax (expense) benefit” were less than $1 million, less than $1 million and $2 million in 2013, 2012 and 2011, respectively, and the cumulative interest and penalties included in the Consolidated Balance Sheets at December 31, 2013 and 2012 were $2 million and $1 million, respectively.
A summary of the activity for the company’s unrecognized tax benefits follows:

(In thousands)	2013	2012	2011
Balance as of beginning of the year	$5,925	$6,308	$10,295
Additions of tax positions of prior years	56	3,815	4,955
Settlements	—	—	(5,843)
Reductions due to lapse of the statute of limitations	(1,899)	(4,196)	(3,054)
Foreign currency exchange change	(1)	(2)	(45)
Balance as of end of the year	$4,081	$5,925	$6,308

During the next twelve months, it is reasonably possible that unrecognized tax benefits impacting the effective tax rate could be recognized as a result of the expiration of statutes of limitation in the amount of less than $1 million plus accrued interest and penalties.
Additionally, Ecuador is challenging the transfer pricing practices of major banana exporters and has assessed $15 million of income taxes, penalties and interest related to transfer pricing in 2008 and 2009. The company believes appropriate transfer pricing was used and that more likely than not, it will succeed upon appeal. Therefore, the company does not have unrecognized tax benefits related to this matter.
The following tax years remain subject to examinations by major tax jurisdictions:

Tax Years
Tax Jurisdiction:
United States	2010 – current
Germany	2007 – current
Italy	2008 – current
Netherlands	2006 – current
Switzerland	2009 – current
Ecuador	2008 – current
Note 16 — Stock-Based Compensation
The company may issue up to an aggregate of 10.5 million shares of common stock as stock awards (including restricted stock units), stock options, performance awards and stock appreciation rights ("SARs") under its stock incentive plan; at December 31, 2013, 1.5 million shares were available for future grants. Stock awards and stock options issued to the company's chief executive officer are under a separate plan as described in Note 1. Stock options provide for the purchase of shares of common stock at fair market value at the date of grant. The company issues new shares when grants of restricted stock units vest or when options are exercised under the stock plans. Stock compensation expense totaled $9 million, $8 million and $10 million for the years ended December 31, 2013, 2012 and 2011, respectively.
RESTRICTED STOCK UNITS INCLUDING PERFORMANCE-BASED RESTRICTED STOCK UNITS
The company's share-based awards primarily consist of restricted stock units ("RSU's"), which generally vest over four years. The fair value of the awards at the grant date is expensed over the period from the grant date to the date the employee is no longer required to provide service to earn the award. Prior to vesting, grantees are not eligible to vote or receive dividends on the restricted stock units.
In the second quarter of 2013, the company granted certain executives performance-based restricted stock units ("PRSU's"), which include both performance and service conditions. PRSU awards vest upon satisfying Chiquita stock price performance metrics as established by the board of directors and meeting the service requirements. Prior to vesting, grantees are not eligible to vote or receive dividends on the performance-based restricted stock units. The estimated weighted average fair value per unit granted on May 28, 2013 and June 10, 2013 was $9.06 and $9.44, respectively, using a Monte-Carlo valuation technique based on market prices and the following assumptions at the dates of grant: weighted average risk-free interest rate of 2.2%, dividend yield of 0% and volatility factor for the company's common stock of 49%. The fair value of the awards is expensed over the period from the grant date to the date the employee is no longer required to provide service to earn the award.

A summary of the activity and related information for the company's RSU's and PRSU's is follows:

	RSU's		PRSU's
(In thousands, except per share amounts)	Units	Weighted average grant date price	Units	Weighted average grant date price
Unvested units at January 1, 2013	1,351	$10.80	—	n/a
Units granted	198	7.47	266	9.13
Units vested	(621)	11.40	—	—
Units forfeited	(131)	8.86	(20)	9.06
Unvested units at December 31, 2013	797	$9.83	246	$9.13
Restricted stock and performance-based restricted stock units compensation expense totaled $6 million, $8 million and $8 million for the years ended December 31, 2013, 2012 and 2011, respectively. At December 31, 2013, there was $6 million of total unrecognized pre-tax compensation cost related to unvested restricted stock and performance-based restricted stock units. This cost is expected to be recognized over a weighted-average period of approximately two years. The weighted average grant date price in 2012 and 2011 was $9.38 and $10.23, respectively.
LONG-TERM INCENTIVE PROGRAM
The company has established a Long-Term Incentive Program ("LTIP") for certain executive level employees. Awards are intended to be performance-based compensation as defined in Section 162(m) of the Internal Revenue Code. As discussed in Note 1, LTIP awards cover three year performance cycles and are measured partly on performance criteria (cumulative earnings per share and/or cumulative free cash flow generation) and partly on market criteria (total shareholder return relative to a peer group of companies). The LTIP allows a portion of the awards to be paid in cash in an amount substantially equal to the estimated tax liability triggered by such awards and are therefore liability-classified awards. The awards for the 2009-2011 performance period were originally accounted for as equity-classified awards, but were modified in 2010 resulting in liability classification. Both liability-classified and equity-classified awards recognize the fair value of the award ratably over the performance period; however, equity-classified awards only measure the fair value at the grant date, whereas liability-classified awards measure the fair value at each reporting date, with changes in the fair value of the award cumulatively adjusted through compensation expense each period. For modified awards, expense was recognized at the higher of the two classifications.
For the 2013-2015 and 2012-2014 periods, up to 0.3 million and 0.2 million shares, respectively, could be awarded depending on the company’s achievement of the metrics. The company awarded approximately 0.1 million shares and approximately $1 million in cash payments for the 2009-2011 plan in March 2012. No shares and no cash payments for the both the 2010-2012 and 2011-2013 plans were awarded. LTIP compensation expense (income) totaled $2 million, $(1) million and $2 million for the years ended December 31, 2013, 2012 and 2011, respectively.
STOCK OPTIONS
The table below includes hiring inducement stock option grants for 1,440,062 shares made to the company's new chief executive officer in October 2012 and the expiration of 325,000 shares made to the company’s former chief executive officer in January 2004, both in accordance with New York Stock Exchange rules. In addition, no options were outstanding at December 31, 2013 under the stock incentive plan, which excludes options granted to the current and former chief executive officers. When issued, these options generally vested over four years and are exercisable for a period not in excess of ten years. Options granted to the company's new chief executive officer in October 2012 vest half in each of October 2013 and 2014, respectively, and are exercisable through October 2017.

A summary of the activity and related information for the company's stock options follows:

	2013
(In thousands, except per share amounts)	Shares	Weighted average exercise price
Under option at January 1, 2013	1,827	$10.68
Options granted	—	—
Options exercised	—	—
Options forfeited or expired	(387)	21.85
Under option at December 31, 2013	1,440	$7.68
Options exercisable at December 31, 2013	720	$7.68
Stock option compensation expense totaled $2 million and less than $1 million for the years ended December 31, 2013 and 2012; there was no stock option compensation expense during 2011. At December 31, 2013, there was $1 million of total unrecognized pre-tax compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of approximately one year. Options outstanding as of December 31, 2013 had a weighted average remaining contractual life of four years. Options outstanding and exercisable at December 31, 2013 had a weighted average remaining life of four years and aggregate intrinsic value of $3 million.
The estimated weighted average fair value per option share granted was $2.68 for 2012 using a Black-Scholes option pricing model based on market prices and the following assumptions at the date of option grant: weighted average risk-free interest rate of 3.4%, dividend yield of 0%, volatility factor for the company's common stock of 50% and a weighted average expected life of three years for options not forfeited. There were no stock options granted during 2013 or 2011.
Note 17 — Shareholders' Equity and Reclassifications from Accumulated Other Comprehensive Income
The company's Certificate of Incorporation authorizes 20 million shares of preferred stock and 150 million shares of common stock. At December 31, 2013, shares of common stock were reserved for the following purposes:

Issuance upon conversion of the Convertible Notes (see Note 10)	11.8	million
Issuance upon exercise of stock options and other stock awards (see Note 16)	4.1	million
Gains and losses deferred in "Accumulated other comprehensive income (loss)" ("AOCI") are reclassified and recognized in the Consolidated Statements of Income when they are realized. The items in the table below do not have an income tax effect because they are either permanent differences in the income tax calculation or they relate to jurisdictions where the company has established full valuation allowances against its deferred tax assets. Amounts of (income) expense reclassified from AOCI are as follows (in thousands):

AOCI Component	Line Items Affected by Reclassifications from AOCI in the Consolidated Statements of Income	(Income) / expense reclassified from AOCI for the year ended December 31,
		2013	2012	2011
Available-for-sale investment	Other income (expense), net	$(561)	$(722)	$—
Currency hedge portfolio derivatives	Net sales	29,858	(1,240)	(7,805)
Bunker fuel forward contracts	Cost of sales	(7,839)	(16,053)	(37,019)
Prior service cost and recognized actuarial loss amortization related to pensions*		1,357	789	1,000
* These accumulated other comprehensive income components are included in the computation of net periodic pension cost. See Note 14 for further details.

The changes in the components of accumulated other comprehensive income, net of tax, for the year ended December 31, 2013 and 2012 were as follows:

(In thousands)	Net cumulative currency translation gains (losses)	Net unrealized losses on qualifying cash flow hedges	Unrealized gains on available-for-sale investment	Net unrecognized losses related to pension and severance plans (1)	Total
Balance at December 31, 2011	$74	$17,659	$(818)	$(25,225)	$(8,310)
Other comprehensive income (loss) before reclassifications	(194)	(16,928)	1,944	189	(14,989)
Amounts reclassified from accumulated other comprehensive income	—	(17,293)	(722)	789	(17,226)
Net current-period other comprehensive income	(194)	(34,221)	1,222	978	(32,215)
Balance at December 31, 2012	$(120)	$(16,562)	$404	$(24,247)	$(40,525)
Other comprehensive income (loss) before reclassifications	(349)	(11,111)	157	3,230	(8,073)
Amounts reclassified from accumulated other comprehensive income	—	22,019	(561)	1,357	22,815
Net current-period other comprehensive income	(349)	10,908	(404)	4,587	14,742
Balance at December 31, 2013	$(469)	$(5,654)	$—	$(19,660)	$(25,783)
(1) Net of deferred tax liability of $530 thousand, and $283 thousand as of December 31, 2013 and 2012, respectively. There was no tax impact as of December 31, 2011.
In 2006, the board of directors suspended the payment of dividends. Any future payments of dividends would require approval of the board of directors. See Note 10 for further description of limitations on the company's ability to pay dividends under the 7.875% Notes and ABL Facility issued in 2013.
Note 18 — Segment Information
The company reports the following three business segments:

•	Bananas: Includes the sourcing (purchase and production), transportation, marketing and distribution of bananas.

•
Salads and Healthy Snacks: Includes ready-to-eat, packaged salads, referred to in the industry as "value-added salads" and other value-added products, such as healthy snacking items, fresh vegetable and fruit ingredients used in food service; processed fruit ingredients; and the company's former equity-method investment in the Danone JV, which sold Chiquita-branded fruit smoothies in Europe (see Note 7).

•
Other Produce: Includes the sourcing, marketing and distribution of whole fresh produce other than bananas. As part of the 2012 restructuring plan, the company exited its North American deciduous business at the end of the California grape season in December 2012. Beginning in 2013, the primary product of the Other Produce segment is pineapples.

Certain corporate expenses are not allocated to the reportable segments and are included in "Corporate costs." Inter-segment transactions are eliminated.

Financial information for each segment follows:

(In thousands)	Bananas[2]	Salads and Healthy Snacks[3]	Other Produce[4]	Corporate Costs[5]	Consolidated
2013
Net sales	$1,969,560	$967,161	$120,761	$—	$3,057,482
Operating income (loss)	111,569	(7,657)	(2,326)	(51,741)	49,845
Depreciation and amortization	22,543	38,412	257	4,069	65,281
Equity in earnings of investees	258	—	—	—	258
Total assets	1,081,531	466,174	27,885	83,548	1,659,138
Expenditures for long-lived assets	26,587	18,757	37	3,673	49,054
2012
Net sales	$1,985,472	$952,882	$139,983	$—	3,078,337
Operating income	77,454	(218,292)	(18,120)	(94,876)	(253,834)
Depreciation and amortization[1]	23,889	35,867	421	2,977	63,154
Equity in (losses) earnings of investees	344	(33,777)	—	—	(33,433)
Total assets	1,082,685	494,348	33,418	87,311	1,697,762
Expenditures for long-lived assets	23,351	23,070	131	6,888	53,440
2011
Net sales	$2,022,969	$953,464	$162,863	$—	3,139,296
Operating income (loss)	127,175	7,035	(36,757)	(63,713)	33,740
Depreciation and amortization[1]	21,073	36,835	480	2,539	60,927
Equity in (losses) earnings of investees	350	(6,664)	—	—	(6,314)
Total assets	1,122,537	714,129	38,160	63,133	1,937,959
Expenditures for long-lived assets	36,124	33,421	225	5,765	75,535

[1]	Depreciation and amortization allocations between segments for 2012 and 2011 have been revised. Consolidated totals and operating income by segment for both periods did not change.

[2]
Bananas operating income includes the acceleration of losses on ship arrangements of $4 million net of sublease income in the fourth quarter of 2011 and $6 million net of $2 million of related sale-leaseback gain amortization as described in Note 13.

[3]
Salads and Healthy Snacks operating income includes charges for $1 million in both 2013 and 2012 primarily related to inventory write-offs to exit healthy snacking products that were not sufficiently profitable. Segment operating income also includes $1 million of severance expenses in 2013 related to a discontinued product, charges for $1 million to restructure the European healthy snacking sales force in 2012, expenses of $1 million related to the closure of a research and development facility in 2012 and $180 million ($171 million, net of tax) of goodwill and trademark impairments in 2012 as described in Note 1. Segment operating income and equity in (losses) earnings of investees include $32 million in 2012 to fully impair the company's equity-method investment and related assets and to record estimates of probable cash obligations to the Danone JV as described in Note 7.

[4]
Other Produce "Cost of sales" includes $1 million related to legal expenses in 2013 and $2 million primarily related to inventory write-offs to exit low-margin other produce in 2012. Segment operating income also includes charges for $1 million related to a lease accrual in 2012 and a reserve of $32 million for advances made to a Chilean grower in 2011 as described in Note 4.

[5]	Corporate costs includes "Restructuring and relocation costs" further detailed in Note 3 and $1 million for other relocation and hiring expenses in 2013.

Financial information by geographic area is as follows:

(In thousands)	2013	2012	2011
Net sales:
United States	$1,858,418	$1,773,210	$1,793,580

Italy	213,838	213,386	229,138
Germany	172,898	191,673	199,084
Other Core Europe	485,742	549,131	597,343
Total Core Europe[1]	872,478	954,190	1,025,565
Other international	326,586	350,937	320,151
Foreign net sales	1,199,064	1,305,127	1,345,716
Total net sales	$3,057,482	$3,078,337	$3,139,296

[1]	Core Europe includes the 28 member states of the European Union, Switzerland, Norway and Iceland.
Property, plant and equipment by geographic area:

	December 31,
(In thousands)	2013	2012
Property, plant and equipment, net:
United States	$221,604	$226,587
Central and South America	146,245	142,573
Other international	22,924	26,139
Total property, plant and equipment, net	$390,773	$395,299
The company’s products are sold throughout the world and its principal production and processing operations are conducted in the United States and Central America. The company’s earnings are heavily dependent upon products grown and purchased in Central and South America. These activities are a significant factor in the economies of the countries where the company produces bananas and related products, and are subject to the risks that are inherent in operating in such foreign countries, including: government regulation; currency restrictions, fluctuations and other restraints; import and export restrictions; burdensome taxes; risks of expropriation; threats to employees; political instability; terrorist activities including extortion; and risks of U.S. and foreign governmental action in relation to us. Should such circumstances occur, we might need to curtail, cease or alter our activities in a particular region or country. Trade restrictions apply to certain countries, such as Iran and Syria, that require U.S. government authorization for sales there; notwithstanding the broad trade sanctions against these countries, under current U.S. law and licenses issued thereunder, we are authorized to sell food products to specific customers in these countries. Our operations in some Central American countries are dependent upon leases and other agreements with the governments of these countries.
Note 19 — Contingencies
The company had accruals of $4 million related to contingencies and legal proceedings in Europe at each of December 31, 2013 and 2012. While other contingent liabilities described below may be material to the financial statements, the company has determined that losses in these matters are not probable and has not accrued any other amounts. Regardless of their outcomes, the company has paid, and will likely continue to incur, significant legal and other fees to defend itself in these proceedings, which may significantly affect the company's financial statements.

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

Between June 2011 and March 2012, the court dismissed certain of the plaintiffs' claims, but allowed the plaintiffs to move forward with some ATS claims and claims asserted under Colombian law. The company believes it has strong defenses to the remaining claims. In March 2012, the court granted the company's motion for interlocutory appeal of legal questions raised by the court's refusal to dismiss certain ATS claims, and, in September 2012, the United States Court of Appeals for the Eleventh Circuit granted permission to pursue the interlocutory appeal. The parties have briefed this appeal, and a decision is pending. On August 29, 2013, the MDL court dismissed as moot the company's November 4, 2011 motion to dismiss all of the ATS lawsuits on forum non conveniens grounds in light of the plaintiffs' subsequent filing of amended complaints. The company's motion was dismissed without prejudice to refile after the Eleventh Circuit rules on the company's interlocutory appeal.

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

In February 2010, the company's motion to dismiss one of the ATA lawsuits was granted in part and denied in part and in March 2012, the company's motions to dismiss the other ATA lawsuits were denied. In November 2012, one of the ATA lawsuits was dismissed after the parties reached a confidential settlement agreement. In July 2013, the company filed a motion for reconsideration of the court's order denying its motions to dismiss the ATA lawsuits and that motion is pending. The company believes it has strong defenses to the remaining claims in the ATA lawsuits.

Insurance Recovery. The company has provided notice of the ATS and ATA lawsuits to the insurers that issued primary and excess general liability insurance policies during the relevant years. The insurers have either reserved the right to deny coverage or denied coverage for these lawsuits. In 2008, the company commenced litigation in state court in Ohio against three of its primary insurers seeking coverage for defense costs incurred in connection with the ATA and ATS lawsuits; a fourth primary insurer was later joined to that lawsuit. The company entered into settlement agreements under which three of its primary insurers agreed to pay, in total, approximately 40 percent of the company's defense costs in the ATA and ATS lawsuits. In late 2012, one of these settling insurers paid the full amount of a settlement in an ATA lawsuit. In June 2013, the company received notice that the two other settling insurers, which had been paying approximately 1 percent of the company's defense costs, had been placed in liquidation. The fourth primary insurer, National Union, did not settle. In March 2013, the Ohio Court of Appeals held that National Union is not obligated to provide coverage for defense costs in the ATS and ATA lawsuits. The Ohio Supreme Court declined to accept the case for review.

As of December 31, 2013, National Union had paid the company $12 million as reimbursement for defense costs. This sum is being deferred in "Accrued Liabilities" on the Condensed Consolidated Balance Sheet because National Union asserts that it is entitled to obtain reimbursement of this amount from the company based on the outcome of its appeal in the coverage case. In its ruling in March 2013, the Ohio Court of Appeals remanded the case to the trial court to determine whether National Union is entitled to repayment of the defense costs that it has already paid. The case is pending on remand.

In August 2013, one of the settling primary insurers, Federal, filed a lawsuit in state court in Ohio seeking a declaratory judgment that, based on the Ohio Court of Appeals’ March 2013 decision regarding National Union’s defense obligations, Federal has no obligation to provide coverage for any settlements or judgments that may be incurred by the company in the ATS and ATA lawsuits. In February 2014, a group of insurers that are affiliated with Travelers and that issued umbrella and excess policies to the company filed a lawsuit in state court in Ohio seeking a declaratory judgment that they have no obligation to provide coverage for defense costs or settlements or judgments that may be incurred by the company in the ATS and ATA lawsuits. The company believes that Federal’s lawsuit and Travelers' lawsuit are premature and will defend itself vigorously.

Neither the Ohio Court of Appeals’ ruling nor Federal’s lawsuit impacts Federal’s obligation to reimburse 40 percent of the company’s defense costs pursuant to the terms of its settlement agreement with Chiquita. There can be no assurance that the insurers will provide any additional coverage for these claims.

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
ITALIAN CUSTOMS AND TAX CASES
1998-2000 Cases. In October 2004, the company's Italian subsidiary, Chiquita Italia, received the first of several notices from various customs authorities in Italy stating that it is potentially liable for additional duties and taxes on the import of bananas by Socoba S.r.l. ("Socoba") from 1998 to 2000 for sale to Chiquita Italia. The customs authorities claimed that (i) the amounts are due because these bananas were imported with licenses (purportedly issued by Spain) that were subsequently determined to have been forged and (ii) Chiquita Italia should be jointly liable with Socoba because (a) Socoba was controlled by a former general manager of Chiquita Italia and (b) the import transactions benefited Chiquita Italia, which arranged for Socoba to purchase the bananas from another subsidiary of the company and, after customs clearance, sell them to Chiquita Italia. Chiquita Italia contested these claims, principally on the basis of its good faith belief at the time the import licenses were obtained and used that they were valid.
Separate civil customs proceedings were ultimately brought against Chiquita Italia in four Italian jurisdictions, Genoa, Trento, Aosta and Alessandria. In Genoa, Chiquita Italia won at the trial level, lost on appeal, and appealed to the Court of Cassation, the highest level of appeal in Italy, which issued a decision in favor of Chiquita Italia in September 2013. In Trento, Chiquita Italia lost at the trial level, lost at the initial appeal level in a decision published in February 2012 and appealed to the Court of Cassation which issued a decision during the fourth quarter of 2013 in favor of Chiquita Italia as to approximately €5.5 million of the €6.4 million total claim including interest, with the remaining amount ruled payable by Chiquita Italia from the deposits already made in these matters. In both Aosta and Alessandria, Chiquita Italia lost at the trial level, appealed and decisions are pending. Socoba brought a claim in Rome trial court (and Chiquita Italia intervened voluntarily) on the issue of whether the forged Spanish licenses used by Socoba should be regarded as genuine in view of the apparent inability to distinguish between genuine and forged licenses. In an October 2010 decision, the Rome trial court rejected Socoba's claim that the licenses should be considered genuine on the basis that Socoba had not sufficiently demonstrated how similar the forged licenses were to genuine Spanish licenses. Socoba has appealed this decision. In an unrelated case addressing similar forged Spanish licenses used in Belgium, the EU Commission advised the customs authorities the same types of licenses challenged in Italy appeared valid on their face and should be treated as genuine. Chiquita Italia brought this finding to the attention of the customs authorities in Genoa and Alessandria. The Alessandria customs authorities to date have not applied this decision.

Under Italian law, the amounts claimed in the Trento, Alessandria Aosta and Genoa cases became due and payable notwithstanding any pending appeals. Deposits made in these cases are deferred in "Other current assets" and "Investments and other assets, net" on the Consolidated Balance Sheets pending resolution of the appeals process. If Chiquita Italia ultimately prevails , all amounts deposited will be reimbursed with interest or applied to other outstanding tax deposit obligations. A summary of claims and deposits paid as of December 31, 2013 is as follows:

	Claim (In millions)	Interest and Penalties Claimed (In millions)	Total Claim (In millions)	Deposits Paid Pending Appeal (In millions)
Trento (Resolved)	€3.3	€3.1	€6.4	€6.4
Following the decisions in Trento, Chiquita Italia is entitled to claim reimbursement of approximately €5.5 million of the deposited amounts plus interest (or to apply to deposit requirements in other matters).

Alessandria	€0.3	€0.2	€0.5	€0.5	Deposits paid in 36 equal monthly installments ended March 2012.
Aosta	€1.2	€1.2	€2.4	€1.0	Monthly deposit payments of €34 thousand began in November 2012. In December 2013 €589k was compensated from the Tax assessment 2004 payments.
Genoa (Resolved)	€7.4	€1.0	€8.4	€1.6
Following the decision in Genoa in favor of Chiquita Italia, Chiquita Italia is entitled to claim reimbursement of deposited amounts plus interest. The paid amounts will be utilized to offset pending payment plans (or to apply to deposit requirements in other matters).

2004-2005 Cases. In 2008, Chiquita Italia was required to provide documents and information to the Italian fiscal police in connection with a criminal investigation into imports of bananas by Chiquita Italia during 2004 and 2005, and the payment of customs duties on these imports. The focus of the investigation was an importation process whereby the company sold some of its bananas to holders of import licenses who imported the bananas and resold them to Chiquita Italia (indirect import challenge), a practice the company believes was legitimate under both Italian and EU law and which was widely accepted by authorities across the EU and by the EC. In June 2012, the Italian courts acquitted Chiquita Italia parties of all charges relating to 2004, and in December 2013 relating to 2005. There are no further criminal charges pending.

Tax authorities issued assessment notices for 2004 and 2005, which were appealed to the first level Rome tax court; in June 2011, the court rejected the appeal for 2004. Chiquita Italia appealed this decision and, in October 2012, the appeals court ruled in favor of Chiquita Italia with respect to 2004. A significant portion of the 2005 income tax assessment has been withdrawn by the tax authorities and an appeal for the remaining portion is pending. Separately, customs authorities have also issued assessments for these cases. Chiquita Italia's appeals of these customs assessments were rejected by the first level Rome tax court and the regional court. Chiquita Italia has appealed these decisions to the Court of Cassation, the highest level of appeal in Italy. In each case, Chiquita Italia has received payment notifications from the tax and customs authorities, but the 2004 tax assessment has been annulled based on the October 2012 appeals court ruling and the company is claiming reimbursement of payments made. Deposits made under these cases are deferred in "Other current assets" and "Investments and other assets, net" on the Consolidated Balance Sheets pending resolution of the appeals process. If Chiquita Italia ultimately prevails in its appeals, all amounts deposited will be reimbursed with interest. A summary of assessments and deposits paid is as follows:

	Assessment (In millions)	Interest and Penalties Assessed (In millions)	Total Assessment (In millions)	Deposits Paid Pending Appeal (In millions)
Income Tax Assessment for 2004/2005	€12.0	€19.1	€31.1	€0.9
Monthly deposit payments of €113 thousand began in March 2012. The appeals court ruled in favor of Chiquita Italia in October 2012 for the 2004 assessments and a significant portion of the 2005 assessments have been withdrawn. The company has requested relief from these payments and reimbursement.

Customs Tax Assessment for 2004/2005	€18.2	€10.2	€28.4	€11.8	Monthly deposit payments of €350 thousand began in September 2011 and will continue through September 2017, unless a successful appeals process is completed sooner.
The fiscal police investigation also challenged the involvement of an entity of the company incorporated in Bermuda in the sale of bananas directly to Chiquita Italia (direct import challenge), as a result of which the tax authorities claimed additional taxes of €13 million ($17 million) for 2004 and €19 million ($26 million) for 2005, plus interest and penalties. In order to avoid a long and costly tax dispute, in April 2011, Chiquita Italia reached an agreement in principle with the Italian tax authorities to settle the dispute and recorded expense for the settlements at that time. Under the settlement, the tax authorities agreed that the Bermuda corporation's involvement in the importation of bananas was appropriate and Chiquita Italia agreed to an adjustment to the intercompany price paid by Chiquita Italia for the imported bananas it purchased from this company, resulting in a higher income tax liability for those years. Chiquita Italia paid a settlement of €3 million ($4 million) of additional income tax for 2004 and 2005, including interest and penalties, which was significantly below the amounts originally claimed. The portion of the settlement for 2005 is still subject to approval by the Rome tax court which is expected in due course. As part of the settlement, Chiquita Italia also agreed to an adjustment to its intercompany purchases of bananas for the years 2006 through 2009, resulting in payments in June and July 2011 of €2 million ($3 million) of additional tax and interest to fully settle those years. The indirect import challenge described above is not part of the settlement.
Chiquita Italia continues to believe that it acted properly and that all the transactions for which it has received assessment notices were legitimate and reported appropriately, and, aside from those issues already settled, continues to vigorously defend the transactions at issue.
CONSUMPTION TAX REFUNDS
The company has and has had several open cases seeking the refund of certain consumption taxes paid between 1980 and 1990 in various Italian jurisdictions. As gain contingencies, these refunds and any related interest are recognized when realized and all gain contingencies have been removed. In January 2012, the company received €20 million ($28 million) related to a favorable decision from a court in Salerno, Italy. The claim is not considered resolved or realized, as the decision has been appealed to a higher court. Consequently, the receipt of cash has been deferred in "Other liabilities" on the Consolidated Balance Sheets. Decisions in one jurisdiction have no binding effect on pending claims in other jurisdictions and all unresolved claims may take years to resolve. If the Company were to lose on appeal, it may be required to repay the consumption tax refunds received.

Note 20 — Supplemental Consolidating Financial Information

In connection with the issuance of the 7.875% Notes, certain of Chiquita’s domestic subsidiaries (the "Guarantor Subsidiaries"), fully, unconditionally, jointly, and severally guaranteed the payment obligations under the notes. The following supplemental financial information sets forth, on a consolidating basis, the balance sheets, statements of income, statements of comprehensive income and statements of cash flows for Chiquita Brands International, Inc. ("CBII" or the "Parent Company"), for Chiquita Brands L.L.C. ("CBLLC" or the "Co-Issuer"), for the Guarantor Subsidiaries and for Chiquita’s other subsidiaries (the "Non-Guarantor Subsidiaries").
The supplemental condensed consolidating financial information has been prepared pursuant to the rules and regulations for condensed financial information and does not include disclosures included in annual financial statements. Investments in consolidated subsidiaries have been presented under the equity method of accounting. The principal eliminating entries eliminate investments in subsidiaries, intercompany balances and intercompany revenues and expenses. The condensed financial information may not necessarily be indicative of the results of operations or financial position had the guarantor or non-guarantor subsidiaries operated as independent entities.

Chiquita Brands International, Inc.
Condensed Consolidating Statement of Income
Year Ended December 31, 2013
(in thousands)
	CBII	CBLLC	Guarantor	Non-Guarantor	Consolidating	Company
	(Co-issuer)	(Co-issuer)	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net sales	$—	$789,846	$1,231,560	$1,981,726	$(945,650)	$3,057,482
Cost of sales	—	774,653	1,102,136	1,777,275	(945,636)	2,708,428
Selling, general and administrative	36,970	15,726	90,747	91,330	—	234,773
Depreciation	—	5,604	27,958	22,353	—	55,915
Amortization	—	—	9,342	24	—	9,366
Equity in losses (earnings) of investees and subsidiaries	(48,128)	(97,089)	(24)	(258)	145,241	(258)
Reserve for (recovery of) grower receivables, net	—	—	(1,067)	—	—	(1,067)
Restructuring and relocation costs	(15)	353	145	(3)	—	480
Gain on deconsolidation of European smoothie business	—	—	—	—	—	—
Goodwill and trademark impairment	—	—	—	—	—	—
Operating income (loss)	11,173	90,599	2,323	91,005	(145,255)	49,845
Interest income	—	17	171	2,668	—	2,856
Interest expense	(22,563)	(36,913)	(1,630)	(38)	—	(61,144)
Loss on debt extinguishment	(843)	(5,432)	—	—	—	(6,275)
Other income (expense), net	1,037	(143)	180	2,434	14	3,522
Income (loss) from continuing operations before income taxes	(11,196)	48,128	1,044	96,069	(145,241)	(11,196)
Income tax (expense) benefit	(4,619)	19,461	(1,240)	(7,619)	(10,602)	(4,619)
Income (loss) from continuing operations	(15,815)	67,589	(196)	88,450	(155,843)	(15,815)
Loss from discontinued operations, net of income taxes	—	—	—	—	—	—
Net income (loss)	$(15,815)	$67,589	$(196)	$88,450	$(155,843)	$(15,815)

Chiquita Brands International, Inc.
Condensed Consolidating Statement of Comprehensive Income
Year Ended December 31, 2013
(in thousands)
	CBII	CBLLC	Guarantor	Non-Guarantor	Consolidating	Company
	(Co-issuer)	(Co-issuer)	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net income (loss)	$(15,815)	$67,589	$(196)	$88,450	$(155,843)	$(15,815)
Other comprehensive income (loss), net of tax where applicable:
Unrealized foreign currency translation gains (losses)	—	—	—	(349)	—	(349)

Change in fair value of available-for-sale investment	157	—	—	—	—	157
Realized gains of available-for-sale investment reclassified into Other income (expense), net	(561)	—	—	—	—	(561)
Net other comprehensive income (loss) related to available-for-sale investment	(404)	—	—	—	—	(404)

Unrealized losses on derivatives for the period	—	—	—	(11,111)	—	(11,111)
Derivative (gains) losses reclassified into Net sales	—	—	—	29,858	—	29,858
Derivative gains reclassified into Cost of sales	—	—	—	(7,839)	—	(7,839)
Net other comprehensive income (loss) related to derivatives	—	—	—	10,908	—	10,908

Actuarial gains (losses) for the period, net of tax	—	5,697	—	(2,467)	—	3,230
Pension cost amortization	—	496	—	861	—	1,357
Net other comprehensive income (loss) related to defined benefit pension and severance plans	—	6,193	—	(1,606)	—	4,587

Other comprehensive income (loss) of investments in subsidiaries	15,146	8,953	—	—	(24,099)	—

Comprehensive income (loss)	$(1,073)	$82,735	$(196)	$97,403	$(179,942)	$(1,073)

Chiquita Brands International, Inc.
Condensed Consolidating Statement of Income
Year Ended December 31, 2012
(in thousands)
	CBII	CBLLC	Guarantor	Non-Guarantor	Consolidating	Company
	(Co-issuer)	(Co-issuer)	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net sales	$—	$707,939	$1,248,854	$1,987,888	$(866,344)	$3,078,337
Cost of sales	521	657,836	1,109,273	1,842,302	(866,892)	2,743,040
Selling, general and administrative	41,335	26,146	97,006	111,408	—	275,895
Depreciation	—	3,998	28,678	21,060	—	53,736
Amortization	—	—	9,394	24	—	9,418
Equity in losses (earnings) of investees and subsidiaries	220,010	215,479	(929)	33,433	(434,560)	33,433
Reserve for (recovery of) grower receivables, net	—	—	(869)	205	—	(664)
Restructuring and relocation costs	11,065	6,391	13,182	4,791	—	35,429
Gain on deconsolidation of European smoothie business	—	—	—	—	—	—
Goodwill and trademark impairment	—	—	180,105	1,779	—	181,884
Operating income (loss)	(272,931)	(201,911)	(186,986)	(27,114)	435,108	(253,834)
Interest income	—	24	198	2,909	—	3,131
Interest expense	(27,167)	(17,813)	(80)	(239)	—	(45,299)
Loss on debt extinguishment	—	—	—	—	—	—
Other income (expense), net	320	(310)	1,028	(2,283)	(548)	(1,793)
Income (loss) from continuing operations before income taxes	(299,778)	(220,010)	(185,840)	(26,727)	434,560	(297,795)
Income tax (expense) benefit	(105,239)	(3,604)	17,855	(17,553)	3,302	(105,239)
Income (loss) from continuing operations	(405,017)	(223,614)	(167,985)	(44,280)	437,862	(403,034)
Loss from discontinued operations, net of income taxes	—	—	—	(1,983)	—	(1,983)
Net income (loss)	$(405,017)	$(223,614)	$(167,985)	$(46,263)	$437,862	$(405,017)

Chiquita Brands International, Inc.
Condensed Consolidating Statement of Comprehensive Income
Year Ended December 31, 2012
(in thousands)
	CBII	CBLLC	Guarantor	Non-Guarantor	Consolidating	Company
	(Co-issuer)	(Co-issuer)	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net income (loss)	$(405,017)	$(223,614)	$(167,985)	$(46,263)	$437,862	$(405,017)
Other comprehensive income (loss), net of tax where applicable:
Unrealized foreign currency translation gains (losses)	—	—	—	(194)	—	(194)

Change in fair value of available-for-sale investment	1,944	—	—	—	—	1,944
Realized gains of available-for-sale investment reclassified into Other income (expense), net	(722)	—	—	—	—	(722)
Net other comprehensive income (loss) related to available-for-sale investment	1,222	—	—	—	—	1,222

Unrealized gains (losses) on derivatives for the period	—	—	—	(16,928)	—	(16,928)
Derivative (gains) losses reclassified into Net Sales	—	—	—	(1,240)	—	(1,240)
Derivative gains reclassified into Cost of sales	—	—	—	(16,053)	—	(16,053)
Unrealized gains (losses) on derivatives	—	—	—	(34,221)	—	(34,221)

Actuarial gains (losses) for the period, net of tax	—	(898)	—	1,087	—	189
Pension cost amortization	—	374	—	415	—	789
Net other comprehensive income (loss) related to defined benefit pension and severance plans	—	(524)	—	1,502	—	978

Other comprehensive income (loss) of investments in subsidiaries	(33,437)	(32,913)	—	—	66,350	—

Comprehensive income (loss)	$(437,232)	$(257,051)	$(167,985)	$(79,176)	$504,212	$(437,232)

Chiquita Brands International, Inc.
Condensed Consolidating Statement of Income
Year Ended December 31, 2011
(in thousands)
	CBII	CBLLC	Guarantor	Non-Guarantor	Consolidating	Company
	(Co-issuer)	(Co-issuer)	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net sales	$—	$729,175	$1,262,295	$1,971,918	$(824,092)	$3,139,296
Cost of sales	—	615,927	1,100,168	1,806,276	(824,340)	2,698,031
Selling, general and administrative	44,815	22,070	114,899	119,681	—	301,465
Depreciation	—	4,150	28,959	18,424	—	51,533
Amortization	—	—	9,394	—	—	9,394
Equity in losses (earnings) of investees and subsidiaries	63,937	1,145	295	6,314	(65,377)	6,314
Reserve for (recovery of) grower receivables, net	—	—	32,762	205	—	32,967
Restructuring and relocation costs	2,714	913	1,963	262	—	5,852
Gain on deconsolidation of European smoothie business	—	—	—	—	—	—
Goodwill and trademark impairment	—	—	—	—	—	—
Operating income (loss)	(111,466)	84,970	(26,145)	20,756	65,625	33,740
Interest income	—	123	317	3,764	—	4,204
Interest expense	(39,702)	(11,209)	(79)	(596)	—	(51,586)
Loss on debt extinguishment	(9,025)	(2,697)	—	—	—	(11,722)
Other income (expense), net	134,829	(135,124)	672	(80)	(297)	—
Income (loss) from continuing operations before income taxes	(25,364)	(63,937)	(25,235)	23,844	65,328	(25,364)
Income tax (expense) benefit	82,200	(41,041)	(3,317)	(15,443)	59,801	82,200
Income (loss) from continuing operations	56,836	(104,978)	(28,552)	8,401	125,129	56,836
Loss from discontinued operations, net of income taxes	—	—	—	—	—	—
Net income (loss)	$56,836	$(104,978)	$(28,552)	$8,401	$125,129	$56,836

Chiquita Brands International, Inc.
Condensed Consolidating Statement of Comprehensive Income
Year Ended December 31, 2011
(in thousands)
	CBII	CBLLC	Guarantor	Non-Guarantor	Consolidating	Company
	(Co-issuer)	(Co-issuer)	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net income (loss)	$56,836	$(104,978)	$(28,552)	$8,401	$125,129	$56,836
Other comprehensive income (loss), net of tax where applicable:
Unrealized foreign currency translation gains (losses)	—	—	—	241	—	241

Change in fair value of available-for-sale investment	(224)	—	—	—	—	(224)
Realized gains of available-for-sale investment reclassified into Other income (expense), net	—	—	—	—	—	—
Net other comprehensive income (loss) related to available-for-sale investment	(224)	—	—	—	—	(224)

Unrealized gains (losses) on derivatives for the period	—	—	—	38,903	—	38,903
Derivative (gains) losses reclassified into Net Sales	—	—	—	(7,805)	—	(7,805)
Derivative gains reclassified into Cost of sales	—	—	—	(37,019)	—	(37,019)
Unrealized gains (losses) on derivatives	—	—	—	(5,921)	—	(5,921)

Actuarial gains (losses) for the period, net of tax	—	(3,777)	—	(69)	—	(3,846)
Pension cost amortization	—	224	—	776	—	1,000
Net other comprehensive income (loss) related to defined benefit pension and severance plans	—	(3,553)	—	707	—	(2,846)

Other comprehensive income (loss) of investments in subsidiaries	(8,526)	(4,973)	—	—	13,499	—

Comprehensive income (loss)	$48,086	$(113,504)	$(28,552)	$3,428	$138,628	$48,086

Chiquita Brands International, Inc.
Condensed Consolidating Balance Sheet
December 31, 2013
(in thousands)
	CBII	CBLLC	Guarantor	Non-Guarantor	Consolidating	Company
	(Co-Issuer)	(Co-issuer)	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and equivalents	$—	$15,851	$—	$38,166	$—	$54,017
Trade receivables, less allowances	—	49,325	51,189	151,554	—	252,068
Other receivables, net	1,061	402	5,140	49,670	—	56,273
Inventories	—	15,567	34,831	160,166	—	210,564
Prepaid expenses	1,024	3,661	11,040	34,008	—	49,733
Due from affiliates	68,194	2,060,284	1,270,479	490,208	(3,889,165)	—
Other current assets	—	2,751	12,753	—	(8,964)	6,540
Total current assets	70,279	2,147,841	1,385,432	923,772	(3,898,129)	629,195
Property, plant and equipment, net	—	20,258	201,346	169,169	—	390,773
Investments and other assets, net	15,445	19,548	3,644	75,218	(5,778)	108,077
Trademarks	—	208,085	38,500	179,500	—	426,085
Goodwill	—	—	18,095	—	—	18,095
Other intangible assets, net	—	—	86,853	60	—	86,913
Investments in and accounts with subsidiaries	1,402,089	1,073,711	3,186	—	(2,478,986)	—
Total assets	$1,487,813	$3,469,443	$1,737,056	$1,347,719	$(6,382,893)	$1,659,138

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt and capital lease obligations	$—	$1,500	$726	$45	$—	$2,271
Accounts payable	1,126	8,150	89,352	149,645	—	248,273
Accrued liabilities	27,547	36,384	57,984	45,083	(8,964)	158,034
Due to affiliates	903,865	1,517,129	1,122,258	345,913	(3,889,165)	—
Total current liabilities	932,538	1,563,163	1,270,320	540,686	(3,898,129)	408,578
Long-term debt and capital lease obligations, net of current portion	164,050	427,049	38,147	107	—	629,353
Accrued pension and other employee benefits	15,223	2,818	—	59,025	—	77,066
Deferred gain - sale of shipping fleet	—	—	—	6,290	—	6,290
Deferred tax liabilities	115	66,142	42,539	661	(5,778)	103,679
Other liabilities	1,449	8,182	8,885	41,218	—	59,734
Total liabilities	1,113,375	2,067,354	1,359,891	647,987	(3,903,907)	1,284,700
Commitments and contingencies	—	—	—	—	—	—
Total shareholders' equity	374,438	1,402,089	377,165	699,732	(2,478,986)	374,438
Total liabilities and shareholders' equity	$1,487,813	$3,469,443	$1,737,056	$1,347,719	$(6,382,893)	$1,659,138

Chiquita Brands International, Inc.
Condensed Consolidating Balance Sheet
December 31, 2012
(in thousands)
	CBII	CBLLC	Guarantor	Non-Guarantor	Consolidating	Company
	(Co-Issuer)	(Co-issuer)	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and equivalents	$2,601	$12,704	$—	$35,721	$—	$51,026
Trade receivables, less allowances	—	43,847	56,551	184,753	—	285,151
Other receivables, net	359	1,275	6,033	57,442	—	65,109
Inventories	—	10,033	40,313	169,695	—	220,041
Prepaid expenses	628	3,922	8,982	27,282	—	40,814
Due from affiliates	93,502	1,683,425	1,011,067	368,329	(3,156,323)	—
Other current assets	—	1,636	17,257	9,365	(9,923)	18,335
Total current assets	97,090	1,756,842	1,140,203	852,587	(3,166,246)	680,476
Property, plant and equipment, net	—	24,885	201,702	168,712	—	395,299
Investments and other assets, net	18,919	20,542	4,484	50,716	(13,133)	81,528
Trademarks	—	208,085	38,500	179,500	—	426,085
Goodwill	—	—	18,095	—	—	18,095
Other intangible assets, net	—	—	96,195	84	—	96,279
Investments in and accounts with subsidiaries	1,316,926	976,368	3,162	—	(2,296,456)	—
Total assets	$1,432,935	$2,986,722	$1,502,341	$1,251,599	$(5,475,835)	$1,697,762

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt and capital lease obligations	$—	$64,749	$206	$53	$—	$65,008
Accounts payable	1,809	9,620	80,466	182,729	—	274,624
Accrued liabilities	13,554	41,114	55,382	40,573	(9,923)	140,700
Due to affiliates	762,957	1,178,596	906,288	308,482	(3,156,323)	—
Total current liabilities	778,320	1,294,079	1,042,342	531,837	(3,166,246)	480,332
Long-term debt and capital lease obligations, net of current portion	259,520	280,500	488	9	—	540,517
Accrued pension and other employee benefits	13,317	8,149	—	53,678	—	75,144
Deferred gain - sale of shipping fleet	—	—	—	20,204	—	20,204
Deferred tax liabilities	115	79,488	39,302	5,856	(13,133)	111,628
Other liabilities	11,261	7,580	43,680	37,014	—	99,535
Total liabilities	1,062,533	1,669,796	1,125,812	648,598	(3,179,379)	1,327,360
Commitments and contingencies	—	—	—	—	—	—
Total shareholders' equity	370,402	1,316,926	376,529	603,001	(2,296,456)	370,402
Total liabilities and shareholders' equity	$1,432,935	$2,986,722	$1,502,341	$1,251,599	$(5,475,835)	$1,697,762

Chiquita Brands International, Inc.
Condensed Consolidating Statement of Cash Flows
Year Ended December 31, 2013
(in thousands)
	CBII	CBLLC	Guarantor	Non-Guarantor	Consolidating	Company
	(Co-Issuer)	(Co-Issuer)	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash provided (used) by:
Operating cash flow	$(4,420)	$49,260	$3,698	$42,941	$—	$91,479

Capital expenditures	—	(3,673)	(19,167)	(26,214)	—	(49,054)
Contribution to equity method investment	—	—	—	(18,422)	—	(18,422)
Net proceeds from sale of:
Equity method investments	—	—	—	3,396	—	3,396
Other long-term assets	1,819	—	7,645	313	—	9,777
Investing activity with subsidiaries	—	—	8,027	—	(8,027)	—
Other, net	—	—	—	3,541	—	3,541
Investing cash flow	1,819	(3,673)	(3,495)	(37,386)	(8,027)	(50,762)

Issuances of long-term debt	—	429,415	—	—	—	429,415
Repayments of long-term debt and capital lease obligations	—	(412,901)	(203)	(86)	—	(413,190)
Borrowings under the ABL Revolver	—	36,590	—	—	—	36,590
Repayments of the ABL Revolver	—	(36,590)	—	—	—	(36,590)
Repayments of the Credit Facility Revolver	—	(40,000)	—	—	—	(40,000)
Payments for debt modification and issuance costs	—	(13,951)	—	—	—	(13,951)
Financing activity with subsidiaries	—	(5,003)	—	(3,024)	8,027	—
Financing cash flow	—	(42,440)	(203)	(3,110)	8,027	(37,726)
Increase (decrease) in cash and equivalents	(2,601)	3,147	—	2,445	—	2,991
Cash and equivalents, beginning of period	2,601	12,704	—	35,721	—	51,026
Cash and equivalents, end of period	$—	$15,851	$—	$38,166	$—	$54,017

Chiquita Brands International, Inc.
Condensed Consolidating Statement of Cash Flows
Year Ended December 31, 2012
(in thousands)
	CBII	CBLLC	Guarantor	Non-Guarantor	Consolidating	Company
	(Co-Issuer)	(Co-Issuer)	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash provided (used) by:
Operating cash flow	$—	$(12,756)	$25,134	$20,199	$—	$32,577

Capital expenditures	—	(6,888)	(19,728)	(26,824)	—	(53,440)
Net proceeds from sale of:
Equity method investments	—	—	—	3,142	—	3,142
Other long-term assets	2,601	—	1,341	1,051	—	4,993
Investing activity with subsidiaries	—	—	(6,710)	—	6,710	—
Other, net	—	—	—	(2,334)	—	(2,334)
Investing cash flow	2,601	(6,888)	(25,097)	(24,965)	6,710	(47,639)

Repayments of long-term debt and capital lease obligations	—	(16,500)	(37)	(231)	—	(16,768)
Borrowings under the Credit Facility Revolver	—	70,000	—	—	—	70,000
Repayments of the Credit Facility Revolver	—	(30,000)	—	—	—	(30,000)
Payments for debt modification and issuance costs	—	(2,405)	—	—	—	(2,405)
Financing activity with subsidiaries	—	2,481	—	4,229	(6,710)	—
Financing cash flow	—	23,576	(37)	3,998	(6,710)	20,827
Increase (decrease) in cash and equivalents	2,601	3,932	—	(768)	—	5,765
Cash and equivalents, beginning of period	—	8,772	—	36,489	—	45,261
Cash and equivalents, end of period	$2,601	$12,704	$—	$35,721	$—	$51,026

Chiquita Brands International, Inc.
Condensed Consolidating Statement of Cash Flow
Year Ended December 31, 2011
(in thousands)
	CBII	CBLLC	Guarantor	Non-Guarantor	Consolidating	Company
	(Co-Issuer)	(Co-Issuer)	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash provided (used) by:
Operating cash flow	$—	$1,212	$27,371	$10,375	$—	$38,958

Capital expenditures	—	(5,765)	(30,332)	(39,438)	—	(75,535)
Contribution to equity method investment	—	—	—	(4,845)	—	(4,845)
Net proceeds from sale of:
Equity method investments	—	—	—	3,307	—	3,307
Other long-term assets	—	—	155	3,357	—	3,512
Investing activity with subsidiaries	—	(3,501)	(154)	—	3,655	—
Other, net	—	16	(533)	6,107	—	5,590
Investing cash flow	—	(9,250)	(30,864)	(31,512)	3,655	(67,971)

Issuances of long-term debt	—	330,000	—	67	—	330,067
Repayments of long-term debt and capital lease obligations	—	(400,265)	(8)	(60)	—	(400,333)
Payments for debt modification and issuance costs	—	(5,026)	—	—	—	(5,026)
Payments of debt extinguishment costs	—	(6,915)	—	—	—	(6,915)
Financing activity with subsidiaries	—	—	3,501	154	(3,655)	—
Financing cash flow	—	(82,206)	3,493	161	(3,655)	(82,207)
Increase (decrease) in cash and equivalents	—	(90,244)	—	(20,976)	—	(111,220)
Cash and equivalents, beginning of period	—	99,016	—	57,465	—	156,481
Cash and equivalents, end of period	$—	$8,772	$—	$36,489	$—	$45,261

Note 21 — Quarterly Financial Data (Unaudited)
The following quarterly financial data are unaudited, but in the opinion of management include all necessary adjustments, of a normal and recurring nature, for a fair statement of the interim results. The company’s results are subject to significant seasonal variations and interim results are not indicative of the results of operations for the full fiscal year. The company’s results during the third and fourth quarters are generally weaker than in the first half of the year due to increased availability of competing fruits and resulting lower banana prices, as well as seasonally lower consumption of salads in the fourth quarter.
Per share results include the effect, if dilutive, of the assumed conversion of the Convertible Notes, options and other stock awards into common stock during the period presented. The effects of assumed conversions are determined independently for each respective quarter and year and may not be dilutive during every period due to variations in net income (loss) and average stock price. Therefore, the sum of quarterly per share results will not necessarily equal the per share results for the full year. For the quarters ended December 31, 2013 and September 30, 2013, the shares used to calculate diluted EPS would have been 47.7 million and 47.9 million, respectively, if the company had generated net income. For the quarters ended December 31, 2012, September 30, 2012 and March 31, 2012, the shares used to calculate diluted EPS would have been 47.0 million, 46.6 million and 46.5 million , respectively, if the company had generated net income.
The company recorded out of period adjustments for income tax benefit (expense) in the second and fourth quarters of 2013 of $3 million and $(2) million, respectively, and $(3) million and $(2) million in the first and fourth quarters of 2012, respectively. Adjustments in 2013 relate to 2012, 2011 and prior periods while the adjustments in 2012 relate primarily to 2011. In the fourth quarter of 2012, the company also recorded an out of period for $3 million of sales rebates that were primarily related to the second quarter of 2012. These collective corrections had an insignificant effect on all affected annual and quarterly periods and line items based on a quantitative and qualitative evaluation.

2013 (In thousands, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Net sales	$774,252	$812,171	$723,062	$747,997
Cost of sales	679,151	693,346	645,170	690,761
Gross profit	95,101	118,825	77,892	57,236
Operating income (loss)	25,138	40,576	1,153	(17,022)
Net income (loss)	2,377	31,100	(17,814)	(31,478)

Net income (loss) per common share — basic
Continuing Operations	0.05	0.67	(0.38)	(0.67)
Discontinued Operations	—	—	—	—
	0.05	0.67	(0.38)	(0.67)

Net income (loss) per common share — diluted
Continuing Operations	0.05	0.66	(0.38)	(0.67)
Discontinued Operations	—	—	—	—
	0.05	0.66	(0.38)	(0.67)

Common stock market price:
High	$8.25	$11.05	$13.57	$12.90
Low	6.10	7.05	11.03	9.41

2012 (In thousands, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Net sales	$793,484	$833,165	$714,167	$737,521
Cost of sales	704,971	727,607	643,578	666,884
Gross profit	88,513	105,558	70,589	70,637
Operating income (loss)	(434)	17,597	(66,104)	(204,893)
Net income (loss)	(11,142)	5,508	(66,754)	(332,629)

Net income (loss) per common share — basic
Continuing Operations	(0.24)	0.12	(1.45)	(7.14)
Discontinued Operations	—	—	—	(0.04)
	(0.24)	0.12	(1.45)	(7.18)

Net income (loss) per common share — diluted
Continuing Operations	(0.24)	0.12	(1.45)	(7.14)
Discontinued Operations	—	—	—	(0.04)
	(0.24)	0.12	(1.45)	(7.18)

Common stock market price:
High	$10.37	$8.96	$7.96	$8.39
Low	8.04	4.66	4.75	6.61

Chiquita Brands International, Inc.
SELECTED FINANCIAL DATA

	Year Ended December 31,
(In thousands, except per share amounts)	2013	2012	2011	2010	2009
FINANCIAL CONDITION
Working capital	$220,617	$200,144	$321,348	$396,707	$355,000
Capital expenditures	48,130	53,440	75,535	65,542	68,305
Total assets	1,659,138	1,697,762	1,937,959	2,067,146	2,044,826
Capitalization:
Short-term debt	2,271	65,008	16,774	20,169	17,607
Long-term debt	629,353	540,517	555,705	613,973	638,462
Shareholders’ equity	374,438	370,402	800,070	739,988	660,303
OPERATIONS
Net sales	$3,057,482	$3,078,337	$3,139,296	$3,227,432	$3,470,435
Operating income (loss)[1]	49,845	(253,834)	33,740	107,660	147,309
Income (loss) from continuing operations[1]	(15,815)	(403,034)	56,836	60,623	91,208
(Loss) income from discontinued operations, net of income tax	—	(1,983)	—	(3,268)	(717)
Net income (loss)[1]	(15,815)	(405,017)	56,836	57,355	90,491
SHARE DATA
Shares used to calculate net income (loss) per common share – diluted	46,577	46,059	46,286	45,850	45,248
Net income (loss) per common share—diluted:
Continuing operations	$(0.34)	$(8.75)	$1.23	$1.32	$2.02
Discontinued operations	—	(0.04)	—	(0.07)	(0.02)
	$(0.34)	$(8.79)	$1.23	$1.25	$2.00
Dividends declared per common share	$—	$—	$—	$—	$—
Market price per common share:
High	$13.57	$10.37	$17.19	$18.46	$18.98
Low	6.10	4.66	7.64	11.18	4.41
End of period	11.70	8.25	8.34	14.02	18.04

[1]
2012 includes $180 million ($171 million after-tax) of goodwill and trademark impairment in the Salads and Healthy Snacks segment. 2012 also includes $130 million of income tax expense related to establishing a valuation allowance for U.S. deferred tax assets. 2011 includes an $87 million income tax benefit for releasing valuation allowances for U.S. deferred tax assets.

See Note 1 to the Consolidated Financial Statements for information on discontinued operations. See Management’s Discussion and Analysis of Financial Condition and Results of Operations for information related to significant items affecting operating income (loss) for 2013, 2012 and 2011.

Explanatory Note
Pursuant to Rule 3-09 of SEC Regulation S-X, Chiquita Brands International, Inc. is filing financial statements of its former foreign equity method investee, Danone Chiquita Fruits SAS, as of and for the years ended December 31, 2012, 2011 and 2010. In March 2013, the Danone Chiquita Fruits SAS sold its smoothie operations. In October 2013, Chiquita sold all of its shares in the Danone Chiquita Fruits SAS to its joint venture partner, Danone. Chiquita did not record any "Equity in (earnings) losses" from the Danone Chiquita Fruits SAS in 2013 because it had fully impaired its investment and accrued funding obligations in 2012.

Unaudited Condensed Financial Statements of Danone Chiquita Fruits SAS

In May 2010, Chiquita Brands International, Inc (the "Chiquita") sold 51% of its European smoothie business to Produits Laitiers Frais Nord Europe SAS, a subsidiary of Danone S.A., ("Danone") to form Danone Chiquita Fruits SAS (the "Danone JV" or "DCF"), which is a joint venture intended to develop, manufacture and sell packaged fruit juices and fruit smoothies in Europe. Chiquita retained a 49% interest in DCF and accounted for its investment using the equity method until October 2013.

DCF is controlled by Danone and is incorporated in France. The following unaudited condensed financial statements, presented in euros, have been prepared by DCF in accordance with generally accepted accounting principles in France ("French GAAP"), except that they do not include all required information, such as footnotes. As described below, French GAAP may differ from generally accepted accounting principles in the United States ("U.S. GAAP").

The condensed financial statements as of and for the years ended December 31, 2012 and 2010 are unaudited. The unaudited condensed financial statements for 2011 are derived from the audited financial statements that and are included below. The management of the Danone JV is solely responsible for the form and content of the condensed financial statements. Chiquita has no responsibility for the form or content of the Danone JV's financial statements since Chiquita does not control the Danone JV and is not involved in the management of the Danone JV.

Danone Chiquita Fruits SAS
Condensed Financial Statements for the Year Ended December 31, 2012 (Unaudited)

	December 31, 2012			December 31, 2011
ASSETS		Depreciation,
		Amortization
	Gross	and Provisions	Net	Net

Uncalled subscribed capital (I)

Non-current assets:
Intangible assets	31,809,052	(29,299,052)	2,510,000	31,809,052
- Goodwill	28,110,765	(28,110,765)	—	28,110,765
- Other intangible assets	3,698,287	(1,188,287)	2,510,000	3,698,287

Property, plant and equipment	379,706	(150,212)	229,494	284,535
- Technical installations, equipment and industrial tools	379,706	(150,212)	229,494	284,535

Financial fixed assets			—	—
- Other equity interests			—	—

TOTAL II	32,188,758	(29,449,264)	2,739,494	32,093,587

Current assets:
Inventories	11,334		11,334	88,667
Goods for resale	11,334		11,334	88,667

Receivables	3,877,096	(817,440)	3,059,656	4,296,456
Trade notes and accounts receivable	2,558,127	(306,162)	2,251,965	2,579,435
Other receivables	1,318,969	(511,278)	807,691	1,717,021

Miscellaneous	885,406		885,406	538,902
Cash and cash equivalents	885,406		885,406	538,902

TOTAL III	4,773,836	(817,440)	3,956,396	4,924,026

Prepaid expenses (III)

GRAND TOTAL (I+II+III)	36,962,594	(30,266,704)	6,695,890	37,017,613

Danone Chiquita Fruits SAS
Condensed Financial Statements for the Year Ended December 31, 2012 (Unaudited)

EQUITY AND LIABILITIES	December 31, 2012	December 31, 2011
	net	net

Equity	(27,882,737)	27,779,012
Share capital	43,271,000	43,271,000
Additional paid-in capital	1,639,738	1,639,738
Revaluation reserve
Reserves:
- Legal reserve
- Regulated reserves
- Other reserves
Retained earnings/(Accumulated losses)	(17,131,726)	(7,359,055)
Net loss for the year	(55,661,749)	(9,772,671)
Tax-driven provisions
TOTAL I	(27,882,737)	27,779,012

Proceeds from issues of equity securities
Provisions for liabilities

TOTAL II	—	—

Provisions for contingencies	12,000,000
Provisions for liabilities

TOTAL III	12,000,000	—

Payables:
Convertible bonds
Other bonds
Bank loans and borrowings
Miscellaneous loans and borrowings
Downpayments received on orders in progress
Trade notes and accounts payable	4,578,582	5,660,754
Taxes and social liabilities	303,110	309,105
Amounts payable on fixed assets and other	—	—
Other payables	17,696,935	3,268,742
Deferred income

TOTAL IV	22,578,627	9,238,601

Unrealized foreign exchange gains (V)

GRAND TOTAL (I to V)	6,695,890	37,017,613

Payables due in less than one year	22,578,627	9,098,278

Danone Chiquita Fruits SAS
Condensed Financial Statements for the Year Ended December 31, 2012 (Unaudited)

		2012			2011	2010
		France	Exports and EU Sales	Total
OPERATING INCOME	Sales of goods for resale	933,795	13,134,448	14,068,243	17,138,652	9,789,319
	Net sales	933,795	13,134,448	14,068,243	17,138,652	9,789,319
	Increase in inventory of finished goods and work-in-progress
	In-house production
	Operating subsidies
	Reversals of depreciation, amortization and provisions, expense transfers
	Other income
	TOTAL OPERATING INCOME (I)	933,795	13,134,448	14,068,243	17,138,652	9,789,319
OPERATING EXPENSES	Purchases of goods for resale			8,115,895	9,081,638	4,736,073
	Change in inventory			77,334	93,894	(182,561)
	Other purchases and external charges			13,935,254	16,036,433	12,037,694
	Taxes, duties and other levies			76,092	54,859	84,714
	Wages and salaries			1,004,403	746,714	145,080
	Payroll taxes			418,329	351,921	72,996
	OPERATING PROVISIONS	Non-current assets: deprecation and amortization		49,004	65,938
	Non-current assets: additions to provisions
	Current assets: addition to provisions			815,454		1,757
	For contingencies and liabilities
	Other charges			977,147	389,735	246,092
	TOTAL OPERATING EXPENSES (II)			25,468,912	26,821,131	17,141,846
1- NET OPERATING EXPENSE (I-II)				(11,400,669)	(9,682,479)	(7,352,526)
FINANCIAL INCOME	Income allocated or loss transferred (III)
	Loss incurred or income transferred (IV)
	Investment income
	Income from other marketable securities and receivables on fixed assets
	Other interest income
	Reversals of provisions and expense transfers
	Foreign exchange gains			23,059	42,727	20,565
	Net proceeds on sales of marketable securities
	TOTAL FINANCIAL INCOME (V)			23,059	42,727	20,565
FINANCIAL CHARGES	Financial depreciation, amortization and provision expense
	Interest and similar expense			120,216	94,701
	Foreign exchange losses			47,734	38,218	27,093
	Net expenses on sales of marketable securities
	TOTAL FINANCIAL CHARGES (VI)			167,950	132,919	27,093
2- NET FINANCIAL EXPENSE				(144,891)	(90,192)	(6,528)
3- LOSS BEFORE NON-RECURRING ITEMS AND TAX				(11,545,560)	(9,772,671)	(7,359,055)

Danone Chiquita Fruits SAS
Condensed Financial Statements for the Year Ended December 31, 2012 (Unaudited)

	2012			2011	2010
	France	Exports and EU Sales	Total
NON-RECURRING INCOME	Non-recurring income on management transactions
	Non-recurring income on capital transactions
	Reversals of provisions and expense transfers
	TOTAL NON-RECURRING INCOME (VII)		—	—	—
NON-RECURRING EXPENSES	Non-recurring expenses on management transactions		2,817,137
	Non-recurring expenses on capital transactions
	Additions to non-recurring depreciation, amortization and provisions		41,299,052
	TOTAL NON-RECURRING EXPENSES (VIII)		44,116,189	—	—
4- NET NON-RECURRING INCOME (LOSS)			(44,116,189)	—	—
	Employee profit-sharing (IX)
	Income tax (X)
	TOTAL INCOME (I+III+V+VII)		14,091,302	17,181,379	9,809,884
	TOTAL EXPENSES (II+IV+VI)+VIII+IX+X)		69,753,051	26,954,050	17,168,939
5- NET LOSS FOR THE YEAR			(55,661,749)	(9,772,671)	(7,359,055)

Notes to Condensed Financial Statements of Danone Chiquita Fruits SAS (Unaudited)
In May 2010, Chiquita Brands International, Inc ("Chiquita") sold 51% of its European smoothie business to Produits Laitiers Frais Nord Europe SAS, a subsidiary of Danone S.A., ("Danone") to form Danone Chiquita Fruits SAS (the "Danone JV" or "DCF"), which is a joint venture intended to develop, manufacture and sell packaged fruit juices and fruit smoothies in Europe. Chiquita retained a 49% interest in the Danone JV and accounted for its investment using the equity method until October 2013.
DCF is controlled by Danone and is incorporated in France. The following unaudited condensed financial statements, presented in euros, have been prepared by DCF in accordance with generally accepted accounting principles in France ("French GAAP"), except that they do not include all required information, such as footnotes. The unaudited condensed financial statements as of and for the year ended December 31, 2012 have yet not been reviewed by the Board of Directors of DCF nor approved by the shareholders of DCF as required for issuance under French law. The unaudited condensed financial statements of DCF have been prepared on a basis assuming the business will continue as a going concern; however, see discussion of subsequent events in Note 3 below.

NOTE 1 - Contingency
Under a supply agreement between DCF and Nutrigreen ("NG"), DCF agreed to compensate to NG in the event that its volume of purchases from NG were less than a pre-determined volume set on an annual basis. Due to production problems encountered by NG during fiscal year 2011, DCF and NG determined that this contractual clause could not be applied as written. Volumes purchased from NG in both 2012 and 2011 were significantly below the pre-determined levels. In July 2012, DCF discontinued the product manufactured by NG and terminated the supply contract. As of December 31, 2012, DCF has accrued €12 million based upon the June 2013 settlement for termination of the agreement.

NOTE 2 - Impairment of Goodwill and Other Intangible Assets
In July 2012, DCF's board of directors approved a change in strategy, including discontinuation of the key product that was co-manufactured by NG. As a result of the change in strategy and the subsequent event described below, DCF determined that a decline in the fair value of its goodwill and other intangible assets had occurred and recorded €29 million of "Non-recurring amortization" to reduce the carrying value of these assets.

NOTE 3 - Subsequent Event
In March 2013, DCF sold its remaining smoothie operations to a third-party manufacturer of smoothies in Europe. After the sale, remaining DCF operations relate only to transitioning the smoothie operations to the buyer and to resolving its remaining obligations, such as the contingency described above. Contributions to DCF from Chiquita and Danone are limited by the joint venture agreement that formed DCF without unanimous consent of the owners to increase contribution limits; these limits will not be sufficient to fund all obligations of DCF. In October 2013, Chiquita sold all of its shares in the Danone Chiquita Fruits SAS to its joint venture partner.

NOTE 4 - Differences Between French GAAP and U.S. GAAP
Significant differences between generally accepted accounting principles in the United States ("U.S. GAAP") and French GAAP include:

•
Contingent liabilities. Under French GAAP, contingent liabilities are recorded when loss is more-likely-than-not to occur, and are measured as the best estimate of the loss or the mid-point of the range of equally probable outcomes. Under U.S. GAAP, contingent liabilities are recorded when loss becomes probable and are measured as the best estimate of the loss or the low end of the range of equally probable outcomes.

•
Business combination and excess purchase price. Under French GAAP,the acquisition of a subsidiary results in accounting of the subsidiary as an investment until the legal merger occurs, at which point purchase accounting is performed. The merger between a parent company and its subsidiaries owned at 100% is accounted as follows:

•	Assets and liabilities are recorded at historical cost less accumulated depreciation.

•
Difference between the value of the investment of the subsidiary in the parent entity and the net assets of the subsidiary is recorded as an intangible asset or expense depending on the nature of such difference.

Under US GAAP, the parent entity has to prepare consolidated financial statement when control is obtained. Consequently the subsidiary is either accounted for using the purchase accounting principles in case of an acquisition.

•
Exceptional items. Amounts presented, as “Exceptional Items” in the statement of income under French GAAP do not meet the definition of extraordinary items under US GAAP, as these items are not both unusual and infrequent.

•
Comprehensive income. Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. In statutory financial statements under French GAAP, the concept of comprehensive income does not exist because French accounting principles do not allow any change in equity corresponding to this definition other than net income. Under US GAAP, comprehensive income and its components must be displayed in a statement of comprehensive income.

•
Leasing. Under French GAAP as applied by Danone Chiquita Fruits, every lease has been classified as an operating lease. Under US GAAP, a lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. The transfer of substantially all the risks and rewards is generally considered met when a lease meets one of the following criteria:

•	Ownership of the asset transfers automatically to the lessee by/at the end of the lease term;

•	The lessee has a bargain purchase option;

•	The lease term criterion whereby lease term equals or exceeds 75% of remaining estimated economic life of lease property; and

•
Minimum lease payments criterion whereby the present value of minimum lease payments equals or exceeds 90% of the excess of fair value of leased property over any related investments tax credit retained by the lessor.

The lessee recognizes an asset and a related liability at inception of the lease term. The amount capitalized at the lease’s commencement is the lower of the fair value of the leased assets and the present value of minimum lease payments required over the non-cancellable lease term. A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership.

•
Deferred taxes. Under French GAAP as applied by Danone Chiquita Fruits, deferred tax assets and liabilities are not recorded. Under US GAAP, deferred tax is required to be accounted for in accordance with ASC 740 “Income Taxes”. ASC 740 is based on the principal that a deferred tax liability or asset should be recognized if the recovery of the carrying amount of an asset or the settlement of a liability will result in higher (or lower) tax payments in the future than would be the case if that recovery or settlement were to have no tax consequences. Thus, a deferred tax liability or asset is recognized for all such tax consequences that have originated but have not reversed by the balance sheet date. The manner in which an entity expects, at the balance sheet date, to recover the asset or settle the liability directly affects the amount of tax that would be payable or receivable in the future and should be reflected in the measurement of deferred tax at the balance sheet date.

•
Cash Flow statement. Under French GAAP, there is no requirement to include a cash flows statement in the separate financial statements of a company. Under US GAAP, cash flows must be displayed in a cash flows statement included in the company's financial statements.

* * * * * *

Previously Filed Financial Statements of Danone Chiquita Fruits SAS

The following financial statements of Danone Chiquita Fruits SAS and notes thereto were previously filed on Form 10-K/A on June 28, 2012. They are included as reference to supplement the preceding Condensed Financial Statements of Danone Chiquita Fruits SAS and have not been updated.

Report of Independent Auditors

To the Shareholders
DANONE CHIQUITA FRUITS
150, Boulevard Victor Hugo
93400 SAINT OUEN

We have audited the accompanying balance sheets (net column) as of December 31, 2011 and 2010 of Danone Chiquita Fruits and the related statement of income (total column) for the year ended December 31, 2011, which as described in Note II, have been prepared on the basis of accounting principles generally accepted in France. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Danone Chiquita Fruits at December 31, 2011 and 2010 and the results of its operations for the year ended December 31, 2011 in conformity with accounting principles generally accepted in France.

As discussed in Notes 2.2 and 13 to the financial statements, the Company's management is required to make certain judgments and estimates associated with, but not limited to, the impairment test of intangibles assets and with respect to certain contingent liabilities.

Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature of such differences is presented in Note 14 to the financial statements.

/s/ PricewaterhouseCoopers Audit SA

June 28, 2012

Danone Chiquita Fruits SAS Financial statements for the year ended December 31, 2011
Balance Sheet

	Dec. 31, 2011			Dec. 31, 2010
ASSETS	Gross	Depreciation, amortization and	Net	Net
		provisions

Uncalled subscribed capital (I)	—			500,000

Non-current assets
Intangible assets	31,809,052	—	31,809,052	28,110,765
- Goodwill	28,110,765	—	28,110,765	28,110,765
- Other intangible assets	3,698,287	—	3,698,287	—

Property, plant and equipment	399,048	114,513	284,535	269,998
- Technical installations, equipment and industrial tools	399,048	114,513	284,535	269,998

Financial fixed assets	—		—	3,594,449
- Other equity interests			—	3,594,449

TOTAL II	32,208,100	114,513	32,093,587	31,975,212

Current assets

Inventories	88,667		88,667	182,561
Goods for resale	88,667	—	88,667	182,561

Receivables	4,299,540	3,083	4,296,456	6,866,407
Trade notes and accounts receivable	2,582,518	3,083	2,579,435	4,113,655
Other receivables	1,717,021		1,717,021	2,752,752

Miscellaneous	538,902		538,902	—
Cash and cash equivalents	538,902	—	538,902	—

TOTAL III	4,927,109	3,083	4,924,026	7,048,968
Prepaid expenses (III)

GRAND TOTAL (I+II+III)	37,135,209	117,596	37,017,613	39,524,180

Danone Chiquita Fruits SAS Financial statements for the year ended December 31, 2011

	Dec. 31, 2011	Dec. 31, 2010
EQUITY AND LIABILITIES	Net	Net

Equity	27,779,012	31,052,709
Share capital	43,271,000	36,771,000
Additional paid-in capital	1,639,738	1,640,764
Revaluation reserve
Reserves:
- Legal reserve
- Regulated reserves
- Other reserves
Retained earnings/(Accumulated losses)	(7,359,055)	—
Net loss for the year	(9,772,671)	(7,359,055)
Tax-driven provisions
TOTAL I	27,779,012	31,052,709

Proceeds from issues of equity securities
Conditional advances

TOTAL II	—	—

Provisions for contingencies
Provisions for liabilities

TOTAL III	—	—

Payables
Convertible bonds
Other bonds
Bank loans and borrowings		36,822
Miscellaneous loans and borrowings
Downpayments received on orders in progress
Trade notes and accounts payable	5,660,754	7,145,340
Taxes and social liabilities	309,105	1,289,308
Amounts payable on fixed assets and other	—	—
Other payables	3,268,742
Deferred income

TOTAL IV	9,238,601	8,471,470

Unrealized foreign exchange gains (V)

GRAND TOTAL (I to V)	37,017,613	39,524,180

Payables due in less than one year	9,098,278	8,471,470

Danone Chiquita Fruits SAS Financial statements for the year ended December 31, 2011
Statement of Income

	2011				2010 ( Unaudited)
OPERATING INCOME		France	Exports and EU sales	Total
	Sales of goods for resale	1,582,204	15,556,448	17,138,652	9,789,319
	Net sales	1,582,204	15,556,448	17,138,652	9,789,319
	Increase in inventory of finished goods and work-in-progress
	In-house production
	Operating subsidies
	Reversals of depreciation, amortization and provisions, expense transfers
	Other income
	TOTAL OPERATING INCOME (I)	1,582,204	15,556,448	17,138,652	9,789,319
	Purchases of goods for resale			9,081,638	4,736,073
	Change in inventories			93,894	(182,561)
	Other purchases and external charges			16,036,433	12,037,694
	Taxes, duties and other levies			54,859	84,714
	Wages and salaries			746,714	145,080
	Payroll taxes			351,921	72,996
	OPERATING PROVISIONS	Non-current assets: depreciation and amortization		65,938
	Non-current assets: additions to provisions
	Current assets: additions to provisions				1,757
	For contingencies and liabilities
	Other charges			389,735	246,092
	TOTAL OPERATING EXPENSES (II)			26,821,131	17,141,846
1. NET OPERATING EXPENSE (I-II)				(9,682,479)	(7,352,526)
FINANCIAL INCOME	Income allocated or loss transferred (III)
	Loss incurred or income transferred (IV)
	Investment income
	Income from other marketable securities and receivables on fixed assets
	Other interest income
	Reversals of provisions and expense transfers
	Foreign exchange gains			42,727	20,565
	Net proceeds on sales of marketable securities
	TOTAL FINANCIAL INCOME (V)			42,727	20,565
	Financial depreciation, amortization and provision expense				-
	Interest and similar expense			94,701
	Foreign exchange losses			38,218	27,093
	Net expenses on sales of marketable securities
	TOTAL FINANCIAL EXPENSES (VI)			132,919	27,093
2. NET FINANCIAL EXPENSE				(90,192)	(6,528)
3. LOSS BEFORE NON-RECURRING ITEMS AND TAX				(9,722,671)	(7,359,055)
NON-RECURRING INCOME	Non-recurring income on management transactions
	Non-recurring income on capital transactions
	Reversals of provisions and expense transfers
	TOTAL NON-RECURRING INCOME (VII)
NON-RECURRING EXPENSES	Non-recurring expenses on management transactions
	Non-recurring expenses on capital transactions
	Additions to non-recurring depreciation, amortization and provisions
	TOTAL NON-RECURRING EXPENSES (VIII)
4- NET NON-RECURRING INCOME (LOSS)
	Employee profit-sharing (IX)
	Income tax (X)
	TOTAL INCOME (I+III+V+VII)			17,181,379	9,809,884
	TOTAL EXPENSES (II+IV+VI)+VIII+IX+X)			26,954,050	17,168,939
5- NET LOSS FOR THE YEAR				(9,772,671)	(7,359,055)

I .Highlights of the year

•
As the Company was incorporated on March 17, 2010, the 2010 fiscal year covered an exceptional 10-month period from March 17, 2010 to December 31, 2010. The 2011 fiscal year covered a full 12-month period.

•	The financial statements were authorized for issue by the President of the Company on April 26th 2012

•	The Company reported a net loss of €9,772,671 for the year ended December 31, 2011.

•
Danone Chiquita Fruits Immédia was merged into Danone Chiquita Fruits (in accordance with the provisions of Article L.236-1l of the French Commercial Code) with retroactive effect from January 1, 2011.

•	On October 21, 2011, the Company terminated its services agreement with Chiquita Fresh BVBA. Given the contractual six-month notice period, the termination will take effect on April 21, 2012.

II. Accounting policies

1. GENERAL PRINCIPLES

The financial statements are prepared under French GAAP in accordance with the provisions of the 1999 Chart of Accounts (Plan comptable general) prescribed by the April 29, 1999 regulation of the French accounting standards-setter (Comité de la réglementation comptable – CRC) and approved by the decree of June 22, 1999.

The following principles have been complied with:

•	Going concern,

•	Consistency,

•	Accrual basis of accounting;

in accordance with the following CRC regulations:

•	2006-06 concerning liabilities,

•	2002-10 and 2003-07 concerning depreciation, amortization and impairment of assets,

•	2004-06 concerning the definition, recognition and valuation of assets.

Accounting items are measured at historical cost.

2. ASSESSMENT METHODS

The application of regulations no. 2002-10 and no. 2004-006 did not have an impact on the financial statements since the Company’s fixed assets are not broken down into separate components. An analysis of capitalized assets showed that that their useful lives correspond to their period of use.

2.1 Property, plant and equipment

The gross value of property, plant and equipment corresponds to their value at the time of their acquisition, including the costs required to bring the assets into use and excluding acquisition costs.

Depreciation is calculated based on generally accepted depreciation periods.

The most frequently used depreciation periods and methods are as follows:

Period            Method
- Equipment                         3 to 5 years         Straight-line

- Vehicles                         3 to 5 years         Straight-line
- IT equipment                        3 years             Straight-line

2.2 Goodwill and Excess purchase price

Goodwill corresponds to the “JFIB” (Just Fruit in a Bottle) business and is recognized in the financial statements for a total amount of €28,110,764.70. Goodwill mainly comprises the following:

•	Expertise in the development and marketing of products related to the business (packaged fruit juices and smoothies);

•	The customer portfolio;

•	The right to carry on the business;

•	Benefits and obligations of contracts related to the business.

The merger of Danone Chiquita Fruits Immédia into Danone Chiquita Fruits at January 1, 2011 has resulted in the recognition of an excess purchase price in the amount of €3,698,287 (“merger loss” presented in the intangible assets caption). The excess purchase price (or merger loss) is the difference between the value of the investment in the subsidiary in the parent company’s balance sheet (i.e. the purchase price) and the historical basis of the net assets of the subsidiary.

Goodwill and the merger loss are subject to annual impairment tests which are based on historical and projected cash flows. Impairment is recorded when the carrying amount exceeds the recoverable amount (defined as the higher of fair value and value in use).

At December 31, 2011, the impairment test did not result in the recognition of any provision for impairment of goodwill or the merger loss.

The recoverable amounts of goodwill and the merger loss are based primarily on the cash flows expected to be generated from the launch of a number of new products and hence on estimates calculated on the basis of information and circumstances at the date of the preparation of the financial statements. These estimates may differ from actual results, especially in the context of new product launches in the European market.

2.3 Financial fixed assets

Following the merger of Danone Chiquita Fruits Immédia into Danone Chiquita Fruits at January 1, 2011, the Company no longer holds any financial fixed assets.

2.4 Inventories

Inventories consist of goods for resale and are measured using the weighted average unit cost method.
Inventories are impaired by setting aside provisions that reflect their value in use at the reporting date.

2.5 Cash and cash equivalents

Cash at bank and in hand is valued at its face value.

2.6 Receivables and payables

Receivables and payables are stated at their nominal value.
Receivables are impaired by setting aside provisions that reflect the difficulties that are likely to be encountered in recovering.

2.7 Provisions for contingencies and liabilities

Provisions for contingencies and liabilities are recognized when there is an obligation towards a third party and it is likely or certain that this obligation will cause an outflow of resources for the benefit of that third party without at least an equivalent return thereof.

3. OTHER INFORMATION

Consolidation

Danone Chiquita Fruits, 49%-owned by Chiquita Brands International SARL and 51%-owned by Produits Laitiers Frais Nord Europe SAS, is consolidated in the financial statements of the Danone group.

Subsequent events

Between March 1, 2012 and May 7, 2012, the Company signed agreements with various entities of the Danone group concerning product marketing and distribution logistics in Norway, Sweden, Finland, the Benelux, Italy, Belgium, and France.

I. Notes to the balance sheet and income statement

1. Non-current assets

Goodwill corresponds to the “Just Fruit in a Bottle” business, consisting in the development and marketing of packaged fruit juices and smoothies.
In addition, the merger of Danone Chiquita Fruits Immédia into Danone Chiquita Fruits at January 1, 2011 resulted in the recognition of a merger loss in the amount of €3,698,287 (see Note 2.6).

Non-current assets – Gross value (in euros)	Dec. 31, 2010	Acquisitions during the year	Immédia merger	Disposals	Dec. 31, 2011
Intangible assets
Goodwill	28,110,765				28,110,765
Merger loss			3,561,325		3,561,325
Property, plant and equipment
General installations	269,998	42,000	87,050		399,048
fixtures, various fittings, etc.
Financial fixed assets
Equity interests	3,594,449		(3,594,449)		—
GRAND TOTAL	31,975,212	42,000	53,926	—	32,071,137

Non-current assets – Depreciation (in euros)	Dec. 31, 2010	Provisions	Immédia merger	Reversals	Dec. 31, 2011
Intangible Assets	—				—
Property, plant, and equipment	—	65,938	48,575	—	114,513
Financial fixed assets	—				—
GRAND TOTAL	—	114,513	—	—	114,513

2. Breakdown of provisions

Reversals
Provisions and impairment (in euros)	Dec. 31, 2010	Provisions	Immédia merger	Utilized	Surplus	Dec. 31, 2011
Regulated provisions	—
Provisions for contingencies and liabilities	—
Impairment Receivables	1,757		1,326			3,083

3. Maturity schedule for receivables and payables

Breakdown of receivables	Gross amount	1 year or less	More than 1 year
Trade notes and accounts receivable	2,579,435	2,579,435
Other receivables	1,717,021	1,717,021
GRAND TOTAL	4,296,456	4,296,456

Breakdown of payables	Gross amount	1 year or less	Between 1 year and 5 years	More than 5 years
Trade notes and accounts payable	5,660,754	5,660,754
Taxes	122,764	122,764
Social liabilities	186,341	186,341
Other payables	3,268,742	3,268,742
GRAND TOTAL	9,238,601	9,238,601
4. Accrued expenses

Breakdown of accrued expenses in euros	Dec. 31, 2010	Dec. 31, 2011
Goods for resale	179,504	391,184
Environmental tax	133,492	193,683
Transport	241,630	332,531

Others	421,502	1,443,828
of which:
Marketing		126,000
Group services		1,260,000

Total	976,129	2,361,225

5. Prepaid expenses and deferred income

None.

6. Share capital

At December 31, 2011, the share capital amounts to €43,271,000, comprising 432,710 shares with a par value of €100 each.

7. Changes in equity

(in euros)	Dec. 31, 2011
Equity at December 31, 2010 before appropriation	38,411,764
Appropriation of net loss by shareholders meetings	(7,359,055)
Equity at January 1, 2011	31,052,709
Change during the year
Change in share capital	6,500,00
Change in additional paid-in capital, reserves, retained earnings	(1,026)
Change in “provisions” impacting equity
Remeasurement of assets
Changes in regulated provisions and investment subsidies
Other changes (net loss for the period)	(9,772,671)
Equity at December 31, 2011 before AGM	27,779,012
TOTAL CHANGE IN EQUITY DURING THE YEAR	(3,273,697)
CHANGE IN EQUITY DURING THE YEAR EXCLUDING STRUCTURING TRANSACTIONS	(3,273,697)

8. Breakdown of net sales

Net sales (in euros)	2010 ( Unaudited)	2011
France	—	1,582,204
Export	9,789,319	15,556,448
Total	9,789,319	17,138,652

9. Related parties

Description	Total	of which with related parties
Trade notes and accounts receivable	2,579,435	1,801,697
Other receivables	1,717,021	—
Trade notes and accounts payable	5,660,754	4,035,009
Other payables	3,577,847	3,268,742
Financial expenses	132,919	94,701
Total	13,535,057	9,105,447

There were no material transactions that were not entered into under arm’s length conditions between the Danone Chiquita Fruits and its related parties.

10. Breakdown of income tax

The financial statements for the year ended December 31, 2011 show a tax loss of €9.8 million. Accumulated losses carried forward at December 31, 2011 amount to €17.1 million.

11. Impact of accelerated tax regime

None.

12. Average number of employees

The Company had 16 employees at December 31, 2011.

13. Off-balance sheet commitments and contingent liabilities

Nutrigreen

Under the supply agreement between Danone Chiquita Fruits and Nutrigreen, Danone Chiquita Fruits has undertaken to pay compensation to Nutrigreen in the event that the volume of the Company's purchases from Nutrigreen are less than 80% of a pre-determined volume set on an annual basis for the period September 1-August 31. Due to industrial problems encountered by Nutrigreen during fiscal year 2011, Danone Chiquita Fruits and Nutrigreen determined that this contractual clause could not be applied as written. Negotiations are currently underway.

The volume ordered by Danone Chiquita Fruits during the period September 1, 2011 to March 31, 2012 amounted to 1.1 million bottles (compared with an original contractual volume of a minimum of 61.9 million bottles for the 12-month period commencing September 1, 2011). The Company's management believes that no compensation is payable under this agreement and consequently no provision has been recognized.

However, based on the original agreement and assuming the purchases made at March 31, 2012 will continue on the same trend, Danone Chiquita Fruits' commitment could have amounted to approximately €3.3 million.

Furthermore, this same agreement provides for compensation to be paid in the event of early termination, i.e., before August 2016, of the agreement by Danone Chiquita Fruits. The amount of compensation potentially payable is estimated at €9.8 million at December 3l, 2011.

Bagusat
The supply agreement between Danone Chiquita Fruits and Bagusat provides for compensation to be paid by Danone Chiquita Fruits to Bagusat in certain cases of early termination at the initiative of Danone Chiquita Fruits. The amount of compensation potentially payable is estimated at €1.3 million at December 31, 2011.

14. Summary of certain differences between French GAAP and US GAAP

The audited historical statutory financial statements of Danone Chiquita Fruits, have been prepared in accordance with generally accepted accounting principles in France (“French GAAP”). Certain differences exist between French GAAP as applied by Danone Chiquita Fruits and Generally Accepted Accounting Principles in the United States (“US GAAP”) that may be material to the financial information presented therein.

The discussion set forth below summarizes certain differences identified between French GAAP as applied by Danone Chiquita Fruits and US GAAP. These differences, which have not been quantified, were identified as potentially having an impact on net result and total equity. In addition, certain main differences of presentation between Danone Chiquita Fruits’ financial statements and what will be required under US GAAP have been also listed below.

Business combination and excess purchase price
Under French GAAP,the acquisition of a subsidiary results in accounting of the subsidiary as an investment until the legal merger occurs, at which point purchase accounting is performed. The merger between a parent company and its subsidiaries owned at 100% is accounted as follows:

•	Assets and liabilities are recorded at historical cost less accumulated depreciation.

•
Difference between the value of the investment of the subsidiary in the parent entity and the net assets of the subsidiary is recorded as an intangible asset or expense depending on the nature of such difference.

Under US GAAP, the parent entity has to prepare consolidated financial statement when control is obtained. Consequently the subsidiary is either accounted for using the purchase accounting principles in case of an acquisition, or assets and liabilities of the subsidiary are accounted for at net book value in case of creation of such subsidiary.

Exceptional items
Amounts presented, as “Exceptional Items” in the statement of income under French GAAP do not meet the definition of extraordinary items under US GAAP, as these items are not both unusual and infrequent.

Comprehensive income
Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. In statutory financial statements under French GAAP, the concept of comprehensive income does not exist because French accounting principles do not allow any change in equity corresponding to this definition other than net income.

Under US GAAP, comprehensive income and its components must be displayed in a statement of comprehensive income.

Leasing
Under French GAAP as applied by Danone Chiquita Fruits, every lease has been classified as an operating lease. Under US GAAP, a lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. The transfer of substantially all the risks and rewards is generally considered met when a lease meets one of the following criteria:

•	Ownership of the asset transfers automatically to the lessee by/at the end of the lease term;

•	The lessee has a bargain purchase option;

•	The lease term criterion whereby lease term equals or exceeds 75% of remaining estimated economic life of lease property; and

•
Minimum lease payments criterion whereby the present value of minimum lease payments equals or exceeds 90% of the excess of fair value of leased property over any related investments tax credit retained by the lessor.

The lessee recognizes an asset and a related liability at inception of the lease term. The amount capitalized at the lease’s commencement is the lower of the fair value of the leased assets and the present value of minimum lease payments required over the non-cancellable lease term. A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership.

Deferred tax
Under French GAAP as applied by Danone Chiquita Fruits, deferred tax assets and liabilities are not recorded.
Under US GAAP, deferred tax is required to be accounted for in accordance with ASC 740 “Income Taxes”. ASC 740 is based on the principal that a deferred tax liability or asset should be recognized if the recovery of the carrying amount of an asset or the settlement of a liability will result in higher (or lower) tax payments in the future than would be the case if that recovery or settlement were to have no tax consequences. Thus, a deferred tax liability or asset is recognized for all such tax consequences that have originated but have not reversed by the balance sheet date. The manner in which an entity expects, at the balance sheet date, to recover the asset directly affects the amount of tax that would be payable in the future and should be reflected in the measurement of deferred tax at the balance sheet date.

Cash Flow statement
Under French GAAP, there is no requirement to include a cash flows statement in the separate financial statements of a company. Under US GAAP, cash flows must be displayed in a cash flows statement included in the company's financial statements.

For information purposes, the company’s management prepared cash flows statements for the years ended December 31, 2011 and 2010.
Statements of Cash flows

	Year Ended December 31,
	2011		2010
			Unaudited
Cash provided (used) by:
OPERATIONS
Net income (loss)	(9,772,671)		(7,359,055)
Depreciation	65,938		—
Changes in assets and liabilities:
Accounts Receivable	1,781,727		(4,113,654)
Other Credits	1,177,151		(2,751,752)
Goods	93,894		(28,008)
Trade payables	(1,883,123)		7,145,340
Taxes and social security	(1,149,833)		1,289,308
Operating cash flow	(9,686,917)		(5,817,821)

INVESTING
Capital expenditures	(42,000)		(269,998)
Repayment of loans receivable	20,126		—
Immedia merger	66,914	[1]	—
Investment in Immedia shares	(50,000)		(3,594,449)
Investing cash flow	(4,960)		(3,864,447)

FINANCING
Borrowings from credit institutions	—		36,822
Repayments to credit institutions	(37,963)		—
Contribution for company formation	—		1,145,446
Capital contributions	7,000,000		8,500,000
Loans from shareholders	3,268,742		—
Financing cash flow	10,230,779		9,682,268
Increase in cash and equivalents	538,902		—
Balance at beginning of period	—		—
Balance at end of period	538,902		—

1
French generally accepted accounting principles ("GAAP") result in accounting for the 2010 acquisition of 100% of the Immedia shares as an investment until the legal merger of the businesses in 2011, at which point purchase accounting is performed. The statements of cash flow above present the acquisition as it was recorded under French GAAP, however, U.S. GAAP would have resulted in purchase accounting being performed in 2010 when shares were originally purchased.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on June 27, 2013.

CHIQUITA BRANDS INTERNATIONAL, INC.

By	/s/ Joseph B. Johnson
Joseph B. Johnson
Vice President and Chief Accounting Officer