Form 10-K, Exhibit 13
period 2014-12-31
CHIQUITA BRANDS INTERNATIONAL INC
filed 2015-03-18
CIK 101063

EXHIBIT 13
MANAGEMENT'S RESPONSIBILITY FOR AND FINANCIAL REPORTING
The financial statements and related financial information presented in this Annual Report are the responsibility of Chiquita Brands International, Inc. management, who believe that they present fairly our consolidated financial position, results of operations, and cash flows in accordance with generally accepted accounting principles in the United States.
Chiquita’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our system of internal control over financial reporting, based on criteria established in Internal Control-Integrated Framwork issued in 1992 by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), is designed under the supervision of our Chief Executive Officer and our Chief Financial Officer to provide reasonable assurance regarding the reliability of our financial statements for external purposes. Our internal control over financial reporting includes those policies and procedures that:

a)	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets:

b)
Provide reasonable assurance that to ensure that material information relating to us is made known to our representatives who prepare and are responsible for our financial statements and periodic reports filed with the Securities and Exchange Commission ("SEC");

c)
Provide reasonable assurance that transactions are recorded in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

d)	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.
The effectiveness of these disclosure controls and procedures is reviewed quarterly by management, including our Chief Executive Officer and Chief Financial Officer. Management modifies these disclosure controls and procedures as a result of the quarterly reviews, when appropriate, or as changes occur in business conditions, operations or reporting requirements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Based on our evaluation under the COSO criteria, our management concluded that our internal control over financial reporting was effective as of December 31, 2014.

/s/ Brian Kocher	/s/ Darcilo Santos	/s/ Joseph B. Johnson
President and Chief Executive Officer	Chief Financial Officer	Chief Accounting Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Termination of Combination With Fyffes and Subsequent Acquisition by Cutrale-Safra
In 2014, we incurred $51 million of transaction costs as a result of two competing transactions. On March 10, 2014, we announced our intention to combine with Fyffes plc ("Fyffes") and entered into a transaction agreement for the proposed combination, the terms of which were amended on September 25, 2014. A special meeting of the shareholders was held on October 24, 2014 in which the shareholders did not approve the amended transaction agreement with Fyffes; therefore Fyffes delivered a notice of termination of the transaction agreement. In connection with the terminated Fyffes strategic combination, we incurred legal, advisory and other expenses totaling $37 million in 2014, including the payment of a $23 million termination fee to Fyffes. This transaction and related costs are more fully described in Note 5 to the Consolidated Financial Statements.
On October 26, 2014, Chiquita entered into an Agreement and Plan of Merger ("Merger Agreement") with Cavendish Global Limited ("Parent"), a private limited company incorporated under the laws of England and Wales and an affiliate of the Cutrale and Safra Groups. The merger was consummated on January 6, 2015, as described in Note 1 to the Consolidated Financial Statements, with all of Chiquita's outstanding shares being purchased for $14.50 per share and resulting in Cavendish US Corporation, a wholly-owned, indirect subsidiary of Parent, owning 100% of Chiquita. In connection with the transaction, we incurred $14 million of expense in 2014 for legal, advisory and other services and an additional $44 million in January 2015 for the immediate vesting of stock compensation due to the change in control, severance, legal, advisory and other services.
Under new ownership, we commenced refinancing and restructuring activities in January and February 2015, which are described more fully in Note 1 to the Consolidated Financial Statements. These 2015 activities include:

•
Redeeming $224 million principal amount of 7.875% Senior Notes due 2021 funded by equity contributions and related party loans. After the redemptions, $191 million principal amount of these Notes remain outstanding.

•
Repurchasing $151 million principal amount of the Convertible Senior Notes due 2016 funded by related party loans. After the repurchase, $49 million principal amount of these Convertible Notes remain outstanding.

•	Replacing our existing Asset Based Lending Facility with a new 5-year, $150 million Asset Based Lending Facility.

•
Initiating restructuring activities designed to more closely align corporate services with operations and the strategies of new management, and announcing the closure of our headquarters in Charlotte, North Carolina. Total costs associated with these activities are expected to be in the range of $25 million to $40 million.

•	Initiating a reduction in force affecting approximately 300 employees in Latin America and resulting in less than $1 million of additional expense, but $5 million in severance payments.
Operations Overview
After adjusting for the $51 million of transaction costs described above, our overall 2014 operating income improved from 2013. This improvement was led by our Salads and Healthy Snacks segment, which showed a $24 million improvement from 2013. Our new Midwest salad plant continued to meet its performance targets in 2014, more than recovering the $18 million in transition costs that were incurred in 2013. Our Salads and Healthy Snacks segment results also reflected packaging efficiency and pricing actions that took effect in July 2014, resulting in increased retail value-added salad pricing inclusive of product mix; these changes returned the segment's products to an appropriate level of profitability and allowed the segment to recover from unusually harsh winter weather in the first quarter of 2014 that affected logistics and demand for our products, particularly in foodservice.
In our Bananas segment, our 2014 operating income also improved from 2013. Overall banana volume was lower, though volume increased in North America due to contract wins and remained flat in Core Europe (defined below), with a significant decrease in the Mediterranean and Middle Eastern markets. The new contract volume in North America included modest pricing gains. In Core Europe, the Mediterranean and Middle Eastern markets, pricing is mainly based on weekly price quotes. In Core Europe, pricing was down slightly on a U.S. dollar basis and higher in the Mediterranean and Middle Eastern markets as a result of lower volume due to tight supply. Our actions offset expected costs increases in labor, shipping and paper, and also increased costs due to lower productivity on owned and associate producer farms due to unfavorable weather in our growing regions, particularly in the first quarter of 2014.
We have taken a number of steps to reduce risk and improve operating efficiencies in our core businesses as we executed our return to the core strategy. We exited several non-core healthy snacking businesses that generated operating losses and distracted management from its core businesses of bananas and salads, and we redirected that investment back to the core. In our banana business, we increased the investment in our owned banana farms, which included replanting and the addition of irrigation to both increase productivity and reduce the effect of unusual weather patterns. We expanded the area of controlled banana production with the purchase of approximately 450 hectares of production in Honduras in the first quarter of 2014. We have improved infrastructure in certain Latin American port operations to accommodate new shipping rotations and partnerships that we expect to create efficiencies in our value chain, which began in the fourth quarter of 2014. We have also taken a number of steps to reduce overhead expenses, which has resulted in meaningful reductions in our Corporate expenses, excluding the transaction-related costs described above.
Several other factors also affect year-over-year comparisons

•
Relocation and restructuring charges of $35 million in 2012. In 2012 we relocated our headquarters from Cincinnati to Charlotte and consolidated management and administrative functions. We also changed our leadership and restructured our business to become a branded commodity operator focused on bananas and salads.

•
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

•
Impairment and other charges of $32 million in 2012 to fully impair our former equity-method investment and related assets and to record estimates of probable cash obligations to the Danone Chiquita SAS ("Danone JV"), which sold Chiquita-branded fruit smoothies in Europe. In 2013, we fully paid our obligations without additional expense and exited the Danone JV.

•
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

•	Income taxes included expense of $130 million in 2012 to establish valuation allowances against U.S. deferred tax assets.
We operate in a highly competitive industry and are subject to significant risks beyond our immediate control. The major risks facing our business include: the customary risks experienced by global food companies, such as prices for commodity and other inputs, currency exchange rate fluctuations, industry and competitive conditions (all of which may be more unpredictable in light of continuing uncertainty in the global economic environment), government regulations, food safety issues and product recalls affecting us or the industry, labor relations, taxes, political instability and terrorism; challenges in implementing leadership, organizational, strategic and other changes as a result of being acquired in January 2015; unusual weather events, conditions or crop risks; continued ability to access the capital and credit markets on commercially reasonable terms and comply with the terms of our debt instruments; access to and cost of financing; and the outcome of pending litigation and governmental investigations involving us, as well as the legal fees and other costs incurred in connection with such items. We are a defendant in several pending legal proceedings that are described in Note 21 to the Consolidated Financial Statements, where unfavorable outcomes could be material to our results of operations or financial position. We believe that most of our products are well-positioned to continue to withstand the risks of the current global economic environment because they are healthy and convenient staple food items that provide value to consumers. See "Item 1A – Risk Factors" in the Annual Report on Form 10-K for a further description of other risks.
Operations
We report the following three business segments:

•	Bananas: Includes the sourcing (purchase and production), transportation, marketing and distribution of bananas.

•
Salads and Healthy Snacks: Includes ready-to-eat, packaged salads, referred to in the industry as "value-added salads" and other value-added products, such as healthy snacking items, fresh vegetable and fruit ingredients used in food service; processed fruit ingredients; and our former equity-method investment in Danone Chiquita Fruits, which sold Chiquita-branded fruit smoothies in Europe (see Note 9).

•	Other Produce: Includes the sourcing, marketing and distribution of whole fresh produce other than bananas.

Certain corporate expenses are not allocated to the reportable segments and are included in "Corporate costs," including costs related to the relocation of our headquarters and restructuring activities described in Note 4 to the Consolidated Financial Statements. Inter-segment transactions are eliminated. Additional segment information can be found in Note 20 to the Consolidated Financial Statements. See Note 2 to the Consolidated Financial Statements for information related to Discontinued Operations.
Financial information for each segment follows:

(In millions)	2014	2013	2012	Better (Worse)
Net sales:				2014 vs. 2013	2013 vs. 2012
Bananas	$2,021	$1,970	$1,985	2.6%	(0.8)%
Salads and Healthy Snacks	943	967	953	(2.5)%	1.5%
Other Produce	127	121	140	5.0%	(13.6)%
Total net sales	$3,090	$3,057	$3,078	1.1%	(0.7)%

Cost of sales[1]:
Bananas	$1,767	$1,715	$1,748	(3.0)%	1.9%
Salads and Healthy Snacks	824	861	833	4.3%	(3.4)%
Other Produce	134	123	150	(8.9)%	18.0%
Corporate costs	11	10	11	(10.0)%	9.1%
Total cost of sales	$2,736	$2,708	$2,743	(1.0)%	1.3%

Operating income:
Bananas	$114	$112	$77	1.8%	45.5%
Salads and Healthy Snacks[2]	16	(8)	(218)	300.0%	96.3%
Other Produce	(5)	(2)	(18)	(150.0)%	88.9%
Corporate costs[3]	(97)	(52)	(95)	(86.5)%	45.3%
Total operating income	$27	$50	$(254)	(46.0)%	119.7%
Tables may not total or recalculate due to rounding.

[1]	Cost of sales in the Bananas and Salads and Healthy Snacks segments in 2013 has been revised by $3 million. Operating income by segment has not changed for these periods.

[2]	2012 results include impairment charges related to goodwill, trademarks and the Danone JV equity-method investment, which are further discussed below.

[3]	Corporate costs include $51 million of transaction-related costs in 2014 and $35 million of relocation and restructuring costs in 2012.
2014 vs. 2013
Net Sales. Net sales increased on a consolidated basis by 1.1%. Banana segment sales were 2.6% higher primarily as a result of higher average pricing in North America, and Mediterranean and Middle Eastern markets and higher volume in North America, partially offset by lower volume in Mediterranean and Middle Eastern markets, as we continued to prioritize profitability over volume and reflecting supply shortages during 2014.
Salads and Healthy Snacks segment sales were 2.5% lower primarily as a result of lower processed fruit ingredient sales driven by reduced raw material supply, lower sliced apple healthy snack sales, lower foodservice volume and the June 2013 exit of a non-core European healthy snacking business that previously represented approximately $12 million of net sales on an annual basis. These declines were partially offset by higher retail value-added salad sales as a result of both volume and pricing, including mix.
Other Produce segment sales were higher as a result of higher pineapple volume, primarily in North America.
Cost of Sales. Cost of sales increased on a consolidated basis primarily related to expected industry cost increases, including labor, shipping and paper and due to the effects of weather on both our bananas and salads value chains.
In our bananas business, cost of sales increased primarily due to weather impacts in our growing regions in Central America that reduced productivity on both our owned and associate producer farms and increased the volume purchased in weekly markets, primarily Ecuador. This resulted in incremental fruit and transportation costs, impacted further in the first quarter of 2014 by poor weather in the Atlantic that deferred vessel arrivals, resulting in increased fuel consumption and vessel charters. Related to the 2007 gain on the sale-leaseback of eleven cargo ships, the gain on the sale-leaseback was being amortized to reduce "Cost of sales" over the base term of the leases, each of which expired in mid-2014. The annual amortization of the gain on shipping fleet was $14 million through 2013, with the final $6 million of amortization reducing costs in the first half of 2014. To maintain our shipping rotations, we entered into new time charter arrangements and incurred $5 million of costs in the second quarter of 2014 in connection with the changeover of these vessels, which was completed in 2014. Beginning in 2015, we have made changes to shipping arrangements serving parts of Europe that are also expected to slow the rate of increasing logistical costs.
In our Salads and Healthy Snacks segment, our new Midwest salad plant continued to fully meet its performance targets in 2014 after incurring approximately $18 million in startup costs in 2013. The new facility was placed into service in 2013 and replaced three facilities in the same region. Additionally, cost of sales decreased due to lower volumes in our healthy snacks and food service, reduced raw material supply for our processed fruit ingredient products and the exit of a European healthy snacking business in June 2013 partly offset by additional volume of retail value-added salads, discussed above, and harsh winter weather in much of North America during the first quarter of 2014 that adversely affected logistics costs and demand imbalance impacted raw product sourcing in that period.
Other produce cost of sales increased due to higher pineapple volume, primarily in North America and higher costs of purchased fruit for Europe, in addition to $3 million related to a claim settlement with a former supplier of other produce products that were discontinued in previous periods.
Operating Income. As a result of the items discussed above, our segments' operating income was higher than 2013, but was offset by additional Corporate costs driven by the $51 million of combination-related transaction costs for our now-terminated combination with Fyffes and the subsequent acquisition by the Cutrale and Safra Groups. Excluding transaction costs, Corporate costs improved due to lower legal fees, medical cost reductions and staffing and operating efficiencies. Corporate costs represent expenses not allocated to the reportable segments, including certain selling, general and administrative costs.
Additional detail of the variances are included in the segment discussion below.
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
Corporate costs include relocation and restructuring costs that were insignificant in 2013 and $35 million in 2012 and are further described in Note 4 to the Consolidated Financial Statements, as well as $1 million for other relocation and hiring expenses in 2013. Corporate expenses excluding those related to the restructuring and relocation, were $51 million and $59 million for 2013 and 2012, respectively, which also reflect savings from these relocation and restructuring activities that were partially offset by higher incentive compensation accruals.
Additional detail of the variances are included in the segment discussion below.
BANANA SEGMENT - NET SALES, COST OF SALES AND OPERATING INCOME ANALYSIS

	Better (Worse)
(In millions)	2014 vs. 2013	2013 vs. 2012
Banana net sales - comparison year	$1,970	$1,985
Global pricing including geographical mix	44	(64)
Volume	(29)	51
Average European exchange rates including the effect of hedging	36	(2)
Banana net sales	$2,021	$1,970

	Better (Worse)
(In millions)	2014 vs. 2013	2013 vs. 2012
Banana cost of sales - comparison year	$1,715	$1,748
Volume	(27)	66
Sourcing and logistics costs[1]	81	(95)
Average European exchange rates	8	2
Acceleration of losses on ship sublease arrangements in 2012[2]	—	(6)
Tariffs	(10)	(5)
Other	—	5
Banana cost of sales	$1,767	$1,715

[1]
Sourcing costs include costs of producing fruit in our owned operations and purchasing fruit from our third party growers. Logistics costs are significantly affected by fuel prices and scale efficiencies and include the effect of fuel hedges that were a gain (loss) of $(5) million, $6 million and $15 million in 2014, 2013 and 2012, respectively. Sourcing and logistics costs also include $11 million of LIFO liquidations in 2014 and the benefit of amortization of the gain on the sale-leaseback of ships described in Note 15 to the Consolidated Financial Statements of $6 million, $14 million and $14 million in 2014, 2013 and 2012, respectively.

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

	Better (Worse)
(In millions)	2014 vs. 2013	2013 vs. 2012
Banana operating income - comparison year	$112	$77
Change in Banana segment net sales from above	51	(15)
Change in Banana segment cost of sales from above	(52)	33
Selling, general and administrative	(1)	6
Allowance for doubtful accounts for customers in Iran	2	7
Equity in earnings of investees[1]	2	—
Other	—	4
Banana operating income	$114	$112

[1]
In 2014, "Equity in (earnings) losses of investees" primarily related to the resolution of $2 million of contingent consideration receivable from the 2009 sale of an equity method investment, which increased the note receivable related to the sale. See Notes 6 and 9 to the Consolidated Financial Statements.

BANANA SEGMENT METRICS
Our banana sales volumes1 in 40-pound box equivalents were as follows:

(In millions, except percentages)	2014	2013	% Change
North America	75.8	72.7	4.3%

Core Europe[2]	33.3	33.2	0.4%
Mediterranean[3]	9.9	14.5	(31.8)%
Middle East	3.9	4.5	(14.0)%
Europe and the Middle East	47.1	52.2	(9.8)%
Total Volume	122.9	124.9	(1.6)%

Year-over-year favorable (unfavorable) percentage changes in our banana prices and banana volume for 2014 compared to 2013 were as follows:

	Q1	Q2	Q3	Q4	Year
Banana Prices
North America[4]	(0.7)%	(0.6)%	2.2%	3.1%	1.1%

Core Europe:
Local currency	(1.3)%	(0.9)%	(3.6)%	0.2%	(1.4)%
Currency exchange impact	3.9%	5.3%	0.4%	(8.0)%	0.6%
Core Europe U.S. Dollar Basis[5]	2.6%	4.4%	(3.2)%	(7.8)%	(0.8)%
Mediterranean[3]	4.5%	17.8%	2.3%	28.3%	15.9%
Middle East	13.6%	12.6%	2.6%	5.1%	8.2%
Total Europe and the Middle East	4.2%	7.9%	1.1%	8.9%	5.7%

Banana Volume
North America	5.1%	5.8%	3.8%	2.6%	4.3%

Core Europe[2]	(5.4)%	(2.9)%	4.4%	7.5%	0.4%
Mediterranean[3]	(9.0)%	(19.1)%	(29.0)%	(51.4)%	(31.8)%
Middle East	(22.5)%	2.4%	(15.1)%	(16.6)%	(14.0)%
Europe and the Middle East	(7.7)%	(6.4)%	(5.5)%	(18.0)%	(9.8)%

1	Volume sold includes all banana varieties, such as Chiquita to Go, Chiquita minis, organic bananas and plantains.

2	Core Europe includes the 28 member states of the European Union, Switzerland, Norway and Iceland. Banana sales in Core Europe are primarily in euros, as well as other European currencies.

3	Mediterranean markets are mainly European and other Mediterranean countries that do not belong to the European Union.

4	North America pricing includes surcharges to recover fuel-related costs.

5	Prices on a U.S. dollar basis exclude the effect of hedging.
European Exchange Rates. We use hedging instruments (derivatives) to reduce the negative cash flow and earnings effect that any significant decline in the value of the euro would have on the conversion of euro-based revenue into U.S. dollars for up to 18 months in the future. To minimize the volatility that changes in fuel prices could have on the operating results of our core shipping operations, we also use hedging instruments to lock in prices of future bunker fuel purchases for up to three years in the future. Further discussion of hedging risks and instruments can be found under the caption Market Risk Management - Financial Instruments below, and Note 13 to the Consolidated Financial Statements. The average spot and hedged euro exchange rates were as follows:

	Year Ended Dec. 31,
(Dollars per euro)	2014	2013	% Change
Euro average exchange rate, spot	$1.33	$1.33	(0.5)%
Euro average exchange rate, hedged	1.35	1.27	5.8%

Year over year increases (decreases) in our results related to the effect of European currency was as follows:

(In millions)	2014 vs. 2013	2013 vs. 2012
Net sales
Change in euro exchange rate	$5	$23
Change in realized hedging gain (loss)[1]	31	(26)
Effect on net sales	36	(2)
Local costs increase (decrease)	(1)	(5)
Change in balance sheet translation gain[2]	(7)	3
Net effect on operating income (loss)	$28	$(4)
Table may not total or recalculate due to rounding.

[1]	Hedging gain (loss) was $6 million, $(25) million and less than $1 million in 2014, 2013 and 2012, respectively.

[2]	Balance sheet translation was a net loss of $9 million, $2 million and $5 million in 2014, 2013 and 2012, respectively.
BANANA SEGMENT - OTHER INFORMATION
Concentration of Risk. Our primary markets are in North America and Europe, but we also have sales in the Middle East and other markets. The majority of our sales in the Middle East are in Iran under license from the U.S. government that allows sale of food products to non-sanctioned parties. Sales to Iranian customers are in U.S. dollars and represent $8 million and $17 million of "Trade receivables, less allowances" on the Consolidated Balance Sheet as of December 31, 2014 and 2013, respectively. Even though the sales in Iran are permitted, the international sanctions against Iran affected the ability of certain Iranian customers to pay invoices within terms because it became difficult for them to obtain U.S. dollars, euros or other suitable currencies in sufficient quantity on a regular basis. Over the course of 2012, our receivable balance with these customers increased, and we established payment plans with each of these customers to reduce their balances. Certain customers have so far been able to find acceptable methods of payment to comply with their payment plans. However, some customers have not, and as a result we recorded a reserve of $9 million in 2012, with an additional $2 million in 2013 as a result of further delinquency and other repayment risk; in 2014 customers have continued to pay consistent with agreed terms. We source bananas from the Philippines for sale in the Middle East under a committed-volume, long-term purchase contract with a former joint venture partner through 2016. To mitigate risk, we have reduced the amount of volume being sent to the Middle East and have developed other Middle Eastern markets. However, Iran remains an important market for our Philippine-sourced bananas.

SALADS AND HEALTHY SNACKS SEGMENT - NET SALES, COST OF SALES AND OPERATING INCOME ANALYSIS

(In millions)	2014 vs. 2013	2013 vs. 2012
Salads and Healthy Snacks net sales - comparison year	$967	$953
Pricing including mix:
Retail value-added salads	13	4
Healthy snacks, foodservice and other	3	8
Volume:
Retail value-added salads	11	23
Healthy snacks, foodservice and other	(31)	(1)
Processed fruit ingredient products, primarily volume	(16)	(15)
Exit of European healthy snacking business	(7)	—
Other	3	(5)
Salads and Healthy Snacks net sales	$943	$967

(In millions)	2014 vs. 2013	2013 vs. 2012
Salads and Healthy Snacks cost of sales - comparison year	$861	$833
Volume:
Retail value-added salads	8	18
Healthy snacks, foodservice and other	(25)	—
Mix:
Retail value-added salads	13	12
Healthy snacks, foodservice and other	5	1
Industry input and manufacturing costs:
Retail value-added salads	(5)	2
Healthy snacks, foodservice and other	(4)	—
Processed fruit ingredient products, primarily volume	(10)	(18)
Transition costs for new Midwest production facility	(18)	18
Exit of European healthy snacking business	(7)	(4)
Other	6	(1)
Salads and Healthy Snacks cost of sales	$824	$861

(In millions)	2014 vs. 2013	2013 vs. 2012
Salads and Healthy Snacks operating income - comparison year	$(8)	$(218)
Change in Salads and Healthy Snacks segment net sales from above	(24)	14
Change in Salads and Healthy Snacks segment cost of sales from above	37	(28)
Selling, general and administrative	8	13
Equity in (earnings) losses of investees, including impairment of Danone JV	—	34
Goodwill and trademark impairment	—	180
Other	3	(3)
Salads and Healthy Snacks operating income	$16	$(8)

SALADS AND HEALTHY SNACKS SEGMENT METRICS
Volume and average price per case for our retail value-added salads was as follows:

(In millions, except percentages)	2014	2013	% Change
Volume (12-count cases)	49.5	48.6	1.8%
Average price per case including mix[1]			2.6%

[1]	Average price per case includes fuel-related and other surcharges. Fuel surcharges generally reset quarterly based on the previous quarter's average fuel index prices.
SALADS AND HEALTHY SNACKS - OTHER INFORMATION
Goodwill and Trademarks. Operating income in 2012 includes a $157 million impairment charge to goodwill and a $23 million impairment charge to the Fresh Express trademark. Goodwill and trademarks are reviewed for impairment each fourth quarter, or more frequently if circumstances indicate the possibility of impairment. These impairment charges were the result of lower operating performance of retail value-added salad business, lower retail salad volumes, lower perceived valuation multiples in the packaged salad industry and continuing demand for private label versus branded products. See Notes 2 and 10 to the Consolidated Financial Statements for further information about goodwill and trademark impairments.
Danone Joint Venture. In 2012, the board of directors of our equity-method investment, Danone Chiquita Fruits SAS ("Danone JV"), approved a change in strategy and the related discontinuation of a key product. As a result, we determined that the decline in estimated fair value of our equity-method investment in the Danone JV was other than temporary, and we recorded a $32 million loss in 2012 to fully impair our investment and related assets and to record estimates of probable cash obligations to the Danone JV, which is included in "Equity in (earnings) losses of investees" in the Consolidated Statements of Income. We had fully accrued our obligations to fund the Danone JV at December 31, 2012. The Danone JV sold its smoothie operations in March 2013 and the Chiquita brand is now licensed to a third-party manufacturer of smoothies in Europe. In connection with our final contribution to the Danone JV in October 2013, we exited the investment by selling all of our shares in the Danone JV to our joint venture partner, Danone. See further discussion of the Danone JV in Note 9 to the Consolidated Financial Statements.
Sale of European Healthy Snacking Business. At the end of the second quarter 2013, we sold one of the European healthy snacking businesses. The business was sold for €3 million ($4 million) resulting in a gain of $1 million recognized in "Other income (expense), net" in the Consolidated Statements of Income, which was not allocated to the segment. This business represented approximately $12 million in annual net sales and had an insignificant effect on operating income. Additionally, $2 million of goodwill impairment related to this business was recognized in the third quarter of 2012.
INTEREST AND OTHER INCOME (EXPENSE)
Interest expense was $62 million, $61 million and $45 million in 2014, 2013 and 2012, respectively. Changes in interest expense resulted primarily from refinancing activities occurring in February 2013. "Loss on debt extinguishment" recorded in 2014 relates to the redemption of $10 million of the 7.875% Senior Secured Notes due 2021 ("7.875% Notes") on January 31, 2014. On February 5, 2013, we issued $425 million of 7.875% Notes, entered into a new asset-based lending facility and used the entire proceeds to retire the 7.5% senior notes due 2014 and a credit facility. "Loss on debt extinguishment" recorded in 2013 resulted from the write-off of deferred financing fees related to the debt that was extinguished. See further information regarding the terms, description of the security and restrictions in Note 12 to the Consolidated Financial Statements. See Note 1 to the Consolidated Financial Statements and Liquidity and Capital Resources below for a description of refinancing activities in January and February 2015 to understand how interest expense may change in 2015.
In 2014, we disposed of a non-core healthy snacking business in Europe, resulting in a loss of $3 million, which was recorded in "Other income (expense), net," and was not allocated to the segment results. Of this loss, $1 million related to cash payments upon disposal. This business represented approximately $2 million in annual net sales and had an insignificant effect on operating income. In addition, we recorded $4 million related to a contingent reimbursement obligation from the 2004 sale of our former Colombian operations, which was recorded in "Other income (expense), net." Other income in 2013 primarily relates to a net gain on the sale of a European healthy snacking business, as described above. Other expense in 2012 primarily related to contingencies in Europe.
INCOME TAXES
Income taxes were a net expense of $20 million, $5 million and $105 million in 2014, 2013 and 2012, respectively. The income tax expense for 2012 includes a $130 million charge to income tax expense to establish a valuation allowance against all of our U.S. federal and state deferred tax assets, which are primarily net operating losses as described in Notes 17 and 21 to the Consolidated Financial Statements.
The future realization of deferred tax assets depends on the existence of sufficient taxable income in future periods. When considering the sufficiency of future taxable income, sources include historical taxable income, the expected timing of the reversal of existing temporary differences, the implementation of tax planning strategies and projected future taxable income. In assessing the need for a valuation allowance, both positive and negative evidence are considered in determining whether it is more-likely-than-not that the deferred tax assets will not be realized. Our three-year cumulative loss position in our North American businesses is considered to be significant negative evidence. The three-year cumulative loss primarily resulted from the restructuring and relocation activities described in Note 4, the trademark impairment described in Note 10 and the reserve for grower receivables described in Note 6. Our primary positive evidence that U.S. deferred tax assets will be realized related to forecasts of future taxable income, which shows the utilization of the net operating losses within the statutory tax carryforward periods; however, accounting guidance restricts the amount of reliance that can be placed on future taxable income because it is not objectively verifiable. As a result, we recorded a $130 million valuation allowance in the fourth quarter of 2012. Recording a valuation allowance does not restrict our ability to utilize the future deductions and net operating losses associated with the deferred tax assets assuming taxable income is recognized in future periods, and does not affect our liquidity, borrowing ratios or the availability of other capital resources. Additionally, a sustained period of profitability in our North American businesses will be required before we would change our judgment regarding the need to reverse the full amount of the valuation allowance. Until such time, income or loss in the U.S. will not result in income tax expense or benefit because a corresponding valuation allowance will be released or established for the same value.
Our overall effective tax rate may also vary significantly from period to period due to the level and mix of income among domestic and foreign jurisdictions and the creation or release of valuation allowances. Many of these foreign jurisdictions have tax rates that are lower than the U.S. statutory rate, and we continue to maintain full valuation allowances on deferred tax assets in some of these foreign jurisdictions. See Note 17 to the Consolidated Financial Statements for further information about our income taxes and valuation allowances.

DISCONTINUED OPERATIONS
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
Liquidity and Capital Resources
We believe that our cash position, cash flow generated by operating subsidiaries and borrowing capacity under our 2015 ABL (defined below) and related party borrowing availability will provide sufficient cash reserves and liquidity to fund our working capital needs, capital expenditures and debt service requirements for at least twelve months. Cash and equivalents were $48 million and $54 million at December 31, 2014 and 2013, respectively, and are composed of either bank deposits or amounts invested in money market funds. At December 31, 2014, we had no borrowings under the 2013 ABL Revolver (described below), under which $79 million was available after $25 million was used to support letters of credit. A subsidiary has a committed credit line of approximately €8 million ($10 million) for bank guarantees used primarily for payments due under import licenses and duties in European countries as of the date of this filing. We have €8 million ($10 million) of cash equivalents in compensating balance arrangements related to this committed credit line.
In January and February 2015, we redeemed $224 million of the 7.875% Senior Notes due 2021 ("7.875% Notes"), of which $85 million and $139 million were redeemed at 103% and 107.875% of the principal amount, plus accrued and unpaid interest to the redemption date, respectively. In accordance with the terms of the indenture of the 7.875% Notes, the change in control that occurred on January 6, 2015 required us to offer to repurchase the remaining $191 million principal amount of the 7.875% Notes at 101% of the principal amount, plus accrued and unpaid interest to the redemption date. Accordingly, we issued a tender offer for these notes where an insignificant amount were tendered. The change in control also required us to offer to repurchase the 4.25% Convertible Senior Notes due 2016 ("Convertible Notes"), and on February 15, 2015, we repurchased $151 million principal amount of the Convertible Notes at a price of 100% of the principal amount plus accrued and unpaid interest through the redemption date. These repurchases together with the payout of approximately $37 million for unvested stock awards were financed with $192 million of capital contributions and $238 million of related party loans from Cavendish US Corporation, the immediate parent of Chiquita. These related party loans bear interest payable quarterly at LIBOR plus 100 basis points, or 1.25% at current rates, for the first two years and thereafter at LIBOR plus 500 basis points, or 5.25% at current rates.
On February 5, 2015 we replaced our existing Asset Based Lending Facility ("2013 ABL") with a new 5-year, $150 million Asset Based Lending Facility ("2015 ABL"). Existing cash was used to repay the $5 million outstanding term loan balance under the 2013 ABL and to pay the $4 million of financing fees associated with the 2015 ABL. Revolving availability under the 2015 ABL is based on a borrowing base calculation based on specified advance rates against the value of domestic accounts receivable, certain inventory and certain domestic machinery and equipment, with the potential for additional advances against foreign receivables. At inception, we had no borrowings under the 2015 ABL (described below), under which $83 million was available after $25 million was used to support letters of credit.
See the description and terms of the debt redemptions and repurchases that occurred subsequent to December 31, 2014 and for the terms of the related equity contributions and related party debt in Note 1 to the Consolidated Financial Statements.

Total debt consisted of the following:

	December 31,
(In thousands)	Pro Forma 2014[1]	2014	2013
7.875% Senior Notes due 2021, net of discount[2]	$190,102	$412,483	$422,174
4.25% Convertible Senior Notes due 2016[2]	43,180	176,431	164,050
ABL Term Loan	—	4,875	6,375
Related party loan from Cavendish US Corporation	238,479	—	—
Capital lease obligations	41,891	41,891	39,025
Other	6,541	6,541	—
Total debt	$520,193	$642,221	$631,624

[1]	Pro forma column gives effect to the January and February 2015 refinancing activities discussed above as if they had occurred on December 31, 2014.

[2]
Amounts included in the table represent the carrying values of the Convertible Notes and the 7.875% Notes. The principal amount of the Convertible Notes at December 2014 and 2013 was $200 million. The principal amount of the 7.875% Notes was $415 million and $425 million at December 2014 and 2013, respectively. See Note 12 to the Consolidated Financial Statements for further information.

In 2012 through 2014, we engaged in a series of refinancing activities that provided financing flexibility. Our financing activity is more fully described in Note 12 to the Consolidated Financial Statements.

•	In January 2014 we redeemed $10 million of the 7.875% Notes at 103% of the principal amount, plus interest to the redemption date.

•
In February 2013, we issued $425 million of the 7.875% Notes at 99.274% of par and entered into the 2013 ABL, a 5-year secured asset-based lending facility ("2013 ABL Facility"). The $457 million of net proceeds from issuance of the 7.875% Notes and the initial borrowings of the 2013 ABL were used to retire the outstanding Credit Facility and the 7½% Senior Notes at par plus accrued interest. The 2013 ABL consisted of a revolver (the "2013 ABL Revolver") and a $7.5 million term loan (the "2013 ABL Term Loan") and matured at the earlier of February 5, 2018 or 60 days prior to the maturity of the Convertible Notes, unless such notes had been satisfactorily refinanced. The 2013 ABL had a maximum borrowing capacity of $150 million, with the 2013 ABL Revolver availability based on specified percentages of our domestic accounts receivable, certain inventory and certain domestic machinery and equipment. The 2013 ABL Term Loan required annual repayments of approximately $2 million. See further information regarding the terms, description of the security, redemption features and restrictions in Note 12 to the Consolidated Financial Statements.

•
In June 2012, we entered into a 20-year lease agreement for a salad production and warehousing facility in the Midwest that replaced three existing facilities in the region. The lease agreement contains two 5-year extension periods. Though the construction costs were financed by the lessor, because of the specialized nature of the facility we acted as the construction agent and were responsible for all construction activity during the construction period. This resulted in us owning the facility for accounting purposes. The plant was phased into service during 2013, and the construction costs were finalized on March 31, 2014 resulting in an interest rate of 6.3% to calculate the capital lease liability and future payments. Lease payments will increase annually based on CPI.

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

The following table summarizes our contractual obligations for future cash payments at December 31, 2014:

(In thousands)	Total	2015	2016 -2017	2018 -2019	Later years
Long-term debt[1]	$626,416	$2,952	$206,261	$2,203	$415,000
Capital lease obligations	41,891	1,751	3,246	2,730	34,164
Operating leases[2]	474,131	172,591	198,596	65,377	37,567
Purchase commitments[3]	2,858,883	893,464	1,199,284	446,238	319,897
Interest on debt and capital leases[4]	241,016	44,986	78,500	70,499	47,031
Pension and severance obligations[1,5]	105,722	11,222	21,676	21,263	51,561
Other	15,646	5,382	9,847	417	—
	$4,363,705	$1,132,348	$1,717,410	$608,727	$905,220

[1]
The table summarizes contractual obligations for future cash payments at December 31, 2014 and includes only scheduled principal maturities and the full $200 million principal of and the $415 million principal of the Convertible Senior Notes and 7.875% Notes, respectively. In connection with the acquisition on January 6, 2015, we also had refinancing activities in January and February 2015 as described above and in Note 1 to the Consolidated Financial Statements. To give effect to these transactions, the following lines of the table above would be:

(In thousands)	Total	2015	2016 -2017	2018 -2019	Later years
Long-term debt	$485,341	$1,452	$52,332	$1,828	$429,729
Interest on debt and capital leases	174,840	28,689	58,741	50,958	36,452

[2]
Certain operating leases of containers contain residual value guarantees under which we guarantee a certain minimum value at the end of the lease in the event we do not exercise our purchase option or the lessor cannot recover the guaranteed amount. The table does not include these amounts because the fair value of the containers at the end of the lease terms is expected to exceed the residual value that was guaranteed under the lease; therefore, we do not expect to make payments under the residual value guarantees. We estimate that the residual value guarantees are approximately $8 million at December 31, 2014.

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

[4]
Interest on debt represents expected cash payments for interest at December 31, 2014 based on amounts that would be outstanding if only scheduled principal repayments are included prior to the maturity of each debt instrument. Amounts in the table reflect interest rates of LIBOR plus 2.75% for the 2013 ABL Term Loan, and 6.3% for the built-to-suit capital lease liability, in all future periods. See Note 1 to the Consolidated Financial Statements for description of long-term debt transactions in January and February 2015; such transactions are not reflected in this table.

[5]	Obligations in foreign currencies are calculated using the December 31, 2014 exchange rates.
Cash provided by operations was $54 million, $91 million, and $33 million for 2014, 2013 and 2012, respectively. Operating cash flows decreased from 2013 to 2014 primarily as a result of $51 million of transaction costs for our now-terminated combination with Fyffes and the acquisition by the Cutrale and Safra Groups. Operating cash flows improved in 2013 from 2012 primarily as a result of cost savings from our restructuring activities, a decrease in relocation and restructuring expenses, and collection of trade and other receivables. In January 2012, as a result of a favorable decision from a court in Salerno, Italy, we received €20 million ($24 million) related to a refund claim we had made with respect to certain consumption taxes paid between 1980 and 1990, and the cash received has been deferred to "Other liabilities" pending final result of the appeal process. See Note 21 to the Consolidated Financial Statements for further information. This cash receipt was offset by increases in accounts receivable primarily resulting from longer collection periods in the Middle East and Europe and other changes in working capital.
Cash flow used in investing activities includes capital expenditures of $50 million, $49 million and $53 million for 2014, 2013 and 2012, respectively. We made contributions of €14 million ($18 million) in 2013 that discharged our remaining financial obligations to the Danone JV. We had fully accrued our funding obligations to the Danone JV in the second half of 2012. Cash inflows provided by investing activities consists primarily of proceeds received from the sale of non-core assets.
Depending on fuel prices, we can have significant obligations or amounts receivable under our bunker fuel forward arrangements, although we would expect any liability or asset from these arrangements to be offset by the purchase price of fuel. At December 31, 2014 and 2013, our bunker fuel forward contracts were a net asset (liability) of $(16) million and $1 million, respectively. Depending on euro pricing, we can have significant obligations or amounts receivable under our euro-based currency hedging contracts, although we would expect any liability or asset from these contracts to be more than offset by an increase in the dollar realization of the underlying sales denominated in foreign currencies. At December 31, 2014 and 2013, our euro-based currency hedging contracts were a net asset (liability) of $24 million and $(5) million, respectively. The amount ultimately due or receivable will depend upon fuel prices for our bunker fuel forward arrangements or the exchange rate for our euro-based hedging contracts at the dates of settlement. See Market Risk Management – Financial Instruments below and Notes 2, 13 and 14 to the Consolidated Financial Statements for further information about our hedging activities. We expect operating cash flows will be sufficient to cover our hedging obligations, if any.
We face certain contingent liabilities which are described in Note 21 to the Consolidated Financial Statements; in accordance with generally accepted accounting practices, reserves have not been established for most of the ongoing matters, even when we have been required to deposit payments to preserve our right to appeal some of the Italian customs and tax cases. In connection with these contingent liabilities, we have been required to deposit payments in installments totaling €40 million ($48 million) through 2019 to preserve our right to appeal the customs and tax assessments. Of these assessments, we have deposited €28 million ($34 million) through December 31, 2014, which is included in "Investments and other assets, net" on the Consolidated Balance Sheet pending resolution of the appeals process. Based on rulings described in Note 21 to the Consolidated Financial Statements, approximately €2 million ($2 million) deposited for customs and tax assessments in Genoa was applied to deposit requirements in other jurisdictions. The remaining installment plans call for annual deposit payments of approximately €4 million ($5 million) 2015 through 2016, €4 million ($4 million) in 2017 and less than €1 million ($1 million) in 2018 and 2019; however, if we ultimately prevail in these cases, any deposits we have made are also expected to be refunded with interest. Because court rulings have varied, we have not been assessed in similar matters in other jurisdictions, but may be required to make additional payments based on future appeals or court rulings. We presently expect that we would use existing cash and borrowing resources together with operating cash flow to satisfy any such liabilities. It is possible that in future periods we could have to pay damages or other amounts in excess of the installment plans, the exact amount of which would be at the discretion of the applicable court or regulatory body.
Also as described in Note 21 to the Consolidated Financial Statements, in connection with a court judgment against one of our insurance carriers, National Union, we have received $12 million through December 31, 2014 from National Union for defense costs in certain matters. This sum, and an additional $1 million of interest, is being deferred in "Accrued Liabilities" on the Consolidated Balance Sheet because National Union asserts that it is entitled to obtain reimbursement of this amount from us based on the outcome of its appeal in the coverage case. In June 2014, after remand from the Ohio Court of Appeals, the trial court ruled that National Union is entitled to reimbursement of the defense costs that it has already paid plus interest. The company has appealed that ruling and secured a stay of the judgment ordering us to reimburse National Union pending the appeal.
We have not made dividend payments since 2006. Many of our debt instruments, including the 7.875% Notes and the ABL Facility, which are described in Note 12 to the Consolidated Financial Statements, impose limitations on CBII's ability to pay dividends on its common stock. At December 31, 2014, we were in compliance with each of our debt instruments and expect to remain in compliance for at least twelve months. In connection with the Merger Agreement with Cavendish, we made customary representations and warranties, and agreed to customary covenants limiting our ability to, among other things: incur indebtedness, create or permit the existence of liens over their assets, engage in certain mergers, asset sales and liquidations, prepay certain indebtedness, pay dividends and other "restricted payments," and engage in transactions with their affiliates, in each case subject to customary exceptions.
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
At February 20, 2015, we had:

•
Average rate collars for approximately 25% of our expected net sales through September 2015 that protect from a decline in the exchange rate below $1.34 per euro and limit the benefit of an increase in the exchange rate above $1.41 per euro.

•	Average rate forwards and synthetic average rate forwards that lock in the value of the euro for approximately 30% of our expected net sales through September 2015 at $1.37 per euro.
Our shipping operations are exposed to the risk of rising fuel prices. To reduce the risk of rising fuel prices, we maintain a fuel surcharge program on sales in North America, and we enter into bunker fuel forward contracts (swaps) that allow us to lock in fuel prices for our European shipping rotation up to three years in the future. Bunker fuel forward contracts can offset increases in market fuel prices or can result in higher costs from declines in market fuel prices, but in either case can reduce the volatility of changing fuel prices on our results. The price we pay to ship bananas and other produce in container equipment on board third parties' container ships includes an adjustment for fuel costs that is not subject to our hedging program. At December 31, 2014, we had a deferred loss on bunker fuel hedges included in Accumulated other comprehensive income (loss) ("AOCI") of $16 million that is expected to increase our cost of bunker fuel in 2015 and represent coverage for expected fuel purchases of approximately 80%.
We carry hedging instruments at fair value on our Consolidated Balance Sheets. The fair value of the currency hedge portfolio and bunker fuel forward contracts was a net asset (liability) of $8 million and $(4) million at December 31, 2014 and 2013, respectively. A hypothetical 10% increase in the euro currency rates would have resulted in a decline in fair value of the currency hedge portfolio of approximately $18 million at December 31, 2014. However, we expect that any loss on these put and call options would be more than offset by an increase in the dollar realization of the underlying sales denominated in foreign currencies. A hypothetical 10% decrease in bunker fuel rates would result in a decline in fair value of the bunker fuel forward contracts of approximately $2 million at December 31, 2014. However, we expect that any decline in the fair value of these contracts would be offset by a decrease in the cost of underlying fuel purchases.
See Notes 2 and 13 to the Consolidated Financial Statements for additional discussion of our hedging activities. See Note 14 to the Consolidated Financial Statements for additional discussion of fair value measurements.
DEBT INSTRUMENTS
Although the Consolidated Balance Sheets do not present debt at fair value, we have a significant amount of fixed-rate debt whose fair value could fluctuate as a result of changes in prevailing market rates. At December 31, 2014, we had $615 million principal balance of fixed-rate debt, which included the 7.875% Notes and the 4.25% Convertible Senior Notes. The $200 million principal balance of the Convertible Notes is greater than their $176 million carrying value due to the accounting standards for convertible notes such as ours that are described in Note 12 to the Consolidated Financial Statements. The $415 million principal balance of the 7.875% Notes is greater than their $412 million carrying value due to the related discount that will be amortized over the life of the 7.875% Notes. A hypothetical 0.50% increase in interest rates would have resulted in a decline in the fair value of our fixed-rate debt of approximately $12 million at December 31, 2014. See Note 1 to the Consolidated Financial Statements for description of changes to our debt instruments in January and February 2015.
The refinancing activities in 2013 significantly reduced our exposure to changes in variable interest rates to a nominal amount.
Off-Balance Sheet Arrangements
Other than operating leases and non-cancelable purchase commitments in the normal course of business, we do not have any off-balance sheet arrangements.
Critical Accounting Policies and Estimates
Our significant accounting policies are summarized in Note 2 to the Consolidated Financial Statements. The additional discussion below addresses only our most significant judgments:
REVIEWING THE CARRYING VALUES OF GOODWILL AND INTANGIBLE ASSETS
Impairment reviews comparing fair value to carrying value are highly judgmental and involve the use of significant estimates and assumptions, which determine whether there is potential impairment and the amount of any impairment charge recorded. Fair value assessments involve estimates of discounted cash flows that are dependent upon discount rates and long-

term assumptions regarding future sales and margin trends, market conditions, cash flow and multiples of revenue and earnings before interest, taxes, depreciation and amortization ("EBITDA"). Actual results may differ from these estimates. Fair value measurements used in the impairment reviews of goodwill and intangible assets are Level 3 measurements, as described in Note 14. See further information about our policy for fair value measurements below under "Fair Value Measurements" and in Note 14.
As of December 31, 2014, our goodwill, a portion of our trademarks and most of our other intangible assets related to our salad operations, Fresh Express. Due to lower operating performance of retail value-added salad business, lower retail value-added salad volumes, lower perceived valuation multiples in the packaged salad industry and continuing demand for private label versus branded products, the 2012 analyses resulted in a $157 million ($157 million after-tax) non-cash impairment charge to goodwill and a $23 million ($14 million after-tax) non-cash impairment charge to our Fresh Express trademark. If future business results or market values differ significantly from our expectations, additional impairment could result. We also fully impaired goodwill related to a non-core business in 2012, resulting in $2 million of additional goodwill impairment charges.
Goodwill. Goodwill is reviewed for impairment each fourth quarter, or more frequently if circumstances indicate the possibility of impairment. The 2014 and 2013 reviews did not indicate impairment; however impairment charges resulted from the 2012 review.
The first step of the impairment review compares the fair value of our Fresh Express reporting unit to the carrying value. Consistent with prior impairment reviews, we estimated the fair value of the reporting unit using a combination of: (i) a market approach based on multiples of revenue and EBITDA from recent comparable transactions and other market data; and (ii) an income approach based on expected future cash flows discounted at 12.5%, 14.5%, and 13.0% in 2014, 2013 and 2012, respectively. The market approach and the income approach were weighted equally based on judgment of the comparability of the recent transactions and the risks inherent in estimating future cash flows. We considered recent economic and industry trends, as well as risk in executing our current plans from the perspective of a hypothetical buyer in estimating Fresh Express' expected future cash flows in the income approach. In 2012, the first step of the impairment analysis indicated impairment, which was measured in the second step. In 2014 and 2013, the first step did not indicate impairment because the estimated fair value of our Fresh Express reporting unit was greater than its carrying value; therefore, the second step was not required. In addition, no events or changes in circumstances occurred in 2014, 2013 or 2012 that required impairment testing in between annual tests.
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
Significant assumptions used to estimate the fair value of the Fresh Express reporting unit include estimates of future cash flows, discount rate and multiples of revenue and EBITDA. These assumptions are typically not considered individually because assumptions used to select one variable should also be considered when selecting other variables; however, sensitivity of the overall fair value assessment to each significant variable is also considered. In the 2014 and 2013 analyses, reasonably possible fluctuations in the discount rate, cash flows or market multiples did not indicate impairment. Our subsequent acquisition by the Cutrale and Safra Groups was a key data point in the 2014 analysis, as the terms were finalized before the analysis was completed. In 2014 and 2013, we also considered the operation of the business in several possible business environments; in each case we assumed that Fresh Express would be able to recapture increases in commodity costs affecting the industry, such as increases in transportation or raw product costs. In the 2012 analysis, a 1.0 percentage point increase in the selected discount rate would have resulted in $8 million of additional impairment, and a 5% decrease in the selected multiples of revenue and EBITDA would have resulted in $10 million of additional impairment.
Trademarks. Trademarks are indefinite-lived intangible assets that are not amortized and are also reviewed each fourth quarter, or more frequently if circumstances indicate the possibility of impairment. In addition, no events or changes in circumstances occurred in 2014, 2013 or 2012 that required impairment testing in between annual tests. The review compares the estimated fair values of the trademarks to the carrying values. The 2014 and 2013 reviews did not indicate impairment because the estimated fair values were greater than the carrying values. As a result of the reasons noted above, the 2012 review resulted in an impairment charge to the Fresh Express trademark. Consistent with prior reviews, we estimated the fair values of the trademarks using the relief-from-royalty method. The relief-from-royalty method estimates the royalty expense that is avoided as a result of owning the respective trademarks. The royalty savings are measured by applying a royalty rate to projected branded sales to estimate cash flows attributable to the trademark then converting those cash flows (after-tax) to a present value using a discount rate that considers the risk associated with owning the trademarks. Royalty rates are selected based on recent available data for similar trademark license arrangements as well as assessments of the cash flows from the business activities related to the trademark.

For the Chiquita trademark, we assumed royalty rates of 2.5%, 2.5% and 2.5% and discount rates of 11.0%, 11.5% and 11.0% in the 2014, 2013 and 2012 impairment analyses, respectively. The fair value estimate is most sensitive to the royalty rate but reasonably possible fluctuations in both the royalty rates and the discount rates for the Chiquita trademarks also did not indicate impairment.
For the Fresh Express trademarks, we assumed royalty rates of 1.0%, 1.0% and 1.0% and discount rates of 12.5%, 14.5% and 13.0% in the 2014, 2013 and 2012 impairment analyses, respectively. A 0.5 percentage point decrease in the selected royalty rate in the 2012 analysis would have resulted in $18 million of additional impairment and a 1.0 percentage point increase in the selected discount rate would have resulted in an additional $3 million of impairment. Reasonably possible fluctuations in the selected royalty rate or the selected discount rate did not indicate impairment during the 2014 and 2013 analyses.
Other Intangible Assets. Our intangible assets with definite lives consist of customer relationships and patented technology primarily related to Fresh Express. These assets are amortized on a straight-line basis (which approximates the attrition method) over their estimated remaining lives. The weighted average remaining lives of our Fresh Express customer relationships and patented technology are 9 years and 7 years, respectively. As amortizable intangible assets, we review the carrying value only when impairment indicators are present, by comparing (i) estimates of undiscounted future cash flows, before interest charges, included in our operating plans versus (ii) the carrying values of the related assets. Tests are performed over asset groups at the lowest level of identifiable cash flows. No impairment indicators existed in 2014 or 2013. The failure of step 1 of the goodwill impairment analysis was an impairment indicator in 2012, but the undiscounted cash flows associated with the other intangible assets were greater than the carrying value, and therefore, no impairment was present.
REVIEWING THE CARRYING VALUES OF PROPERTY, PLANT AND EQUIPMENT
We also review the carrying value of our property, plant and equipment when impairment indicators are present. Tests are performed over asset groups at the lowest level of identifiable cash flows. In 2012, we recorded $2 million of impairment charges in connection with our restructuring, which is recorded as "Restructuring and relocation costs" in the Consolidated Statements of Income. See Note 4 for additional description of the restructuring. No material impairment charges were recorded during 2014 or 2013. The failure of step 1 of the goodwill impairment analysis was an impairment indicator in 2012, but the undiscounted cash flows associated with the property, plant and equipment were greater than the carrying value and therefore no impairment was present.
ESTIMATING FAIR VALUE
Fair value standards provide a framework for measuring fair value, which prioritizes the use of observable inputs in measuring fair value. Fair value is the price to hypothetically sell an asset or transfer a liability in an orderly manner in the principal market for that asset or liability. The standards address valuation techniques used to measure fair value including the market approach, the income approach and the cost approach. The market approach uses prices or relevant information generated by market transactions involving identical or comparable assets or liabilities. The income approach involves converting future cash flows to a single present value, with the fair value measurement based on current market expectations about those future cash flows. The cost approach is based on the amount that currently would be required to replace the service capacity of the asset. We do not carry nonfinancial assets and nonfinancial liabilities at fair value, so fair value measurements of nonfinancial assets and nonfinancial liabilities are primarily used in goodwill and other intangible asset impairment reviews and in the valuation of assets held for sale. See further information related to fair value measurements above under "Goodwill, Trademarks and Intangible Assets" and in Notes 2, 12, 13 and 16.
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
ACCOUNTING FOR PENSION AND TROPICAL SEVERANCE PLANS
Significant assumptions used in the actuarial calculation of projected benefit obligations related to our defined benefit pension and foreign pension and severance plans include the discount rate and the long-term rate of compensation increase. The weighted average discount rate assumptions used to determine the projected benefit obligations for domestic pension plans were 3.7% and 4.4% at December 31, 2014 and 2013, respectively, which were based on a yield curve which uses the plans'

expected payouts combined with a large population of high quality, fixed income investments in the U.S. that are appropriate for the expected timing of the plans’ payments. The weighted average discount rate assumptions used to determine the projected benefit obligations for the foreign pension and severance plans were 5.90% and 6.90% for December 31, 2014 and 2013, respectively, which represented the 10-year U.S. Treasury rate adjusted to reflect local inflation rates in these countries. The weighted average long-term rate of compensation increase used to determine the projected benefit obligations for domestic plans was not applicable in 2014 and 2013 due to there not being any participants accruing benefits. This rate was 5.00% for foreign plans in both 2014 and 2013. Determination of the net periodic benefit cost also includes an assumption for the weighted average long-term rate of return on plan assets, which was assumed to be 7.00% for domestic plans in both 2014 and 2013, and 0.40% and 0.70% for foreign plans in 2014 and 2013, respectively. Actual rates of return can differ significantly from those assumed as a result of both the short-term volatility and longer-term changes in average market returns. See further information in Note 16 to the Consolidated Financial Statements.
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
We experienced a three-year cumulative loss position as of December 31, 2012 in our North American businesses primarily resulting from the restructuring and relocation activities described in Note 4, the trademark impairment described in Note 10 and the reserve for grower receivables described in Note 6. As a result of this negative indicator, all evidence to support the realization of our deferred tax assets was reevaluated, including existing deferred tax liabilities, tax planning strategies consistent with our current business plans and forecasted future taxable income. Our primary positive evidence related to forecasts of future taxable income; however, accounting guidance restricts the amount of reliance that can be placed on future taxable income because it is not objectively verifiable. As a result, we recorded a $130 million valuation allowance in the fourth quarter of 2012 against all of our U.S. federal deferred tax assets, which are primarily net operating losses. A sustained period of profitability in our North American businesses will be required before we would change our judgment regarding the need to reverse the full amount of the valuation allowance. Until such time, the utilization of our existing U.S. net operating losses or generation of additional U.S. net operating losses will not result in income tax expense or benefit as the corresponding valuation allowance will be released or established for the same value and as such have a significant impact on our effective tax rate. Increases and decreases in the valuation allowance are included in "Income tax expense (benefit)" in the Consolidated Statements of Income.
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
The tax authority in Ecuador is challenging the transfer pricing practices of major banana exporters and has assessed $23 million of income taxes, penalties and interest related to transfer pricing from 2008 through 2010 and $5 million of statutorily required profit sharing related to transfer pricing from 2010. Other tax years remain open and under audit and may result in additional assessments before the matter is resolved. We believe appropriate transfer pricing was used and that more likely than not, we will succeed upon appeal. Therefore, we do not have unrecognized tax benefits related to this matter included in our December 31, 2014 or December 31, 2013 balance sheets.
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
ASSESSING COLLECTIBILITY OF CERTAIN TRADE RECEIVABLES
Our primary markets are in North America and Europe, but we also have sales in the Middle East and other markets. The majority of our sales in the Middle East are in Iran under license from the U.S. government that allows sale of food products to non-sanctioned parties. Sales to Iranian customers are in U.S. dollars and represent $8 million and $17 million of "Trade receivables, less allowances" on the Consolidated Balance Sheet at December 31, 2014 and 2013, respectively. Even though the sales in Iran are permitted, the international sanctions against Iran affected the ability of Iranian customers to pay invoices within terms because it became difficult for them to obtain U.S. dollars, euros or other suitable currencies in sufficient quantity on a regular basis. Over the course of 2012, our receivable balance with these customers increased, and we established payment plans with each of these customers to reduce their balances. Certain customers have so far been able to find acceptable methods of payment to comply with their payment plans. However, some customers have not, and as a result, we recorded a reserve of $9 million in 2012, with an additional $2 million in 2013 as a result of further delinquency and other repayment risk; in 2014, customers have continued to pay within agreed terms. We source bananas from the Philippines for sale in the Middle East under a committed-volume, long-term purchase contract with a former joint venture partner through 2016. To mitigate risk, we have reduced the amount of volume being sent to the Middle East and have developed other Middle Eastern markets. However, Iran remains an important market for our Philippine-sourced bananas.
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
New Accounting Standards
See Note 2 to the Consolidated Financial Statements for information regarding new accounting standards that could affect us.
Risks of International Operations
We operate in many countries outside the United States, including in Central and South America, Europe and the Middle East. Information about our operations by geographic area can be found in Note 20 to the Consolidated Financial Statements. Our global activities are subject to risks inherent in operating in those countries, including: government regulation; currency restrictions, fluctuations and other restraints; import and export restrictions; burdensome taxes; risks of expropriation; threats to employees; political instability; terrorist activities including extortion; and risks of U.S. and foreign governmental action in relation to us. Should such circumstances occur, we might need to curtail, cease or alter our activities in a particular region or country. Trade restrictions apply to certain countries, such as Iran and Syria, that require U.S. government authorization for sales there; notwithstanding the broad trade sanctions against these countries, under current U.S. law and licenses issued thereunder, we are authorized to sell food products to specific customers in these countries. Our operations in some Central American countries are dependent upon leases and other agreements with the governments of these countries.
See Item 1A – Risk Factors and Item 3 – Legal Proceedings in the Annual Report on Form 10-K and Note 21 to the Consolidated Financial Statements for a further description of legal proceedings and other risks including, in particular, (1) the civil litigation and investigations relating to payments made by our former Colombian subsidiary to a Colombian paramilitary group and (2) customs and tax proceedings in Italy.
*******
This Annual Report contains certain statements that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, including: the customary risks experienced by global food companies, such as prices for commodity and other inputs, currency exchange rate fluctuations, industry and competitive conditions (all of which may be more unpredictable in light of continuing uncertainty in the global economic environment), government regulations, food safety issues and product recalls affecting us or the industry, labor relations, taxes, political instability and terrorism; challenges in implementing leadership, organizational, strategic and other changes as a result of being acquired in January 2015; unusual weather events, conditions or crop risks; continued ability to access the capital and credit markets on commercially reasonable terms and comply with the terms of its debt instruments; access to and cost of financing; and the outcome of pending litigation and governmental investigations involving us, as well as the legal fees and other costs incurred in connection with such items.
The forward-looking statements speak as of the date made and are not guarantees of future performance. Actual results or developments may differ materially from the expectations expressed or implied in the forward-looking statements, and we undertake no obligation to update any such statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Chiquita Brands International, Inc.:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flow present fairly, in all material respects, the financial position of Chiquita Brands International, Inc. and its subsidiaries at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 1 to the consolidated financial statements, the Company was acquired by Cavendish Global Limited on January 6, 2015.
/s/ PricewaterhouseCoopers LLP
Charlotte, North Carolina
March 18, 2015

Chiquita Brands International, Inc.
CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)	2014	2013	2012
Net sales	$3,090,224	$3,057,482	$3,078,337
Cost of sales	2,735,117	2,708,428	2,743,040
Selling, general and administrative	218,061	233,706	275,231
Depreciation	51,298	55,915	53,736
Amortization	9,368	9,366	9,418
Equity in (earnings) losses of investees	(2,750)	(258)	33,433
Transaction costs	51,266	—	—
Restructuring and relocation costs	460	480	35,429
Goodwill and trademark impairment	—	—	181,884
Operating income (loss)	27,404	49,845	(253,834)
Interest income	2,715	2,856	3,131
Interest expense	(61,896)	(61,144)	(45,299)
Loss on debt extinguishment	(521)	(6,275)	—
Other income (expense), net	(9,906)	3,522	(1,793)
Loss from continuing operations before income taxes	(42,204)	(11,196)	(297,795)
Income tax expense	(20,332)	(4,619)	(105,239)
Loss from continuing operations	(62,536)	(15,815)	(403,034)
Loss from discontinued operations, net of income taxes	—	—	(1,983)
Net loss	$(62,536)	$(15,815)	$(405,017)

Continuing operations	$(1.33)	$(0.34)	$(8.75)
Discontinued operations	—	—	(0.04)
Loss per common share – basic	$(1.33)	$(0.34)	$(8.79)

Continuing operations	$(1.33)	$(0.34)	$(8.75)
Discontinued operations	—	—	(0.04)
Loss per common share – diluted	$(1.33)	$(0.34)	$(8.79)
See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)	2014	2013	2012
Net loss	$(62,536)	$(15,815)	$(405,017)
Unrealized foreign currency translation gains (losses)	16	(349)	(194)
Realized losses for foreign currency translation on business disposal reclassified into Other income (expense), net	163	—	—
Net other comprehensive income (loss) related to foreign currency translation	179	(349)	(194)

Change in fair value of available-for-sale investment	—	157	1,944
Realized gains of available-for-sale investment reclassified into Other income (expense), net	—	(561)	(722)
Net other comprehensive income (loss) related to available-for-sale investment	—	(404)	1,222

Unrealized gains (losses) on derivatives for the period	15,871	(11,111)	(16,928)
Derivative (gains) losses reclassified into Net sales	(7,391)	29,858	(1,240)
Derivative (gains) losses reclassified into Cost of sales	4,473	(7,839)	(16,053)
Net other comprehensive income (loss) related to derivatives	12,953	10,908	(34,221)

Actuarial gains (losses) for the period, net of $(401), $247 and $283, respectively, of income tax expense (benefit)	(8,620)	3,230	189
Pension cost amortization	1,189	1,357	789
Net other comprehensive income (loss) related to defined benefit pension and severance plans	(7,431)	4,587	978
	5,701	14,742	(32,215)
Comprehensive loss	$(56,835)	$(1,073)	$(437,232)
See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.
CONSOLIDATED BALANCE SHEETS

	December 31,
(In thousands, except share amounts)	2014	2013
ASSETS
Current assets:
Cash and equivalents	$48,160	$54,017
Trade receivables, less allowances of $14,438 and $19,602, respectively	217,420	252,068
Other receivables, net	66,810	56,273
Inventories	197,307	210,564
Prepaid expenses	38,818	49,733
Other current assets	14,549	6,540
Total current assets	583,064	629,195
Property, plant and equipment, net	397,029	390,773
Investments and other assets, net	110,220	108,077
Trademarks	426,085	426,085
Goodwill	18,095	18,095
Other intangible assets, net	77,545	86,913
Total assets	$1,612,038	$1,659,138
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt and capital lease obligations	$4,703	$2,271
Accounts payable	223,286	248,273
Accrued liabilities	150,955	158,034
Total current liabilities	378,944	408,578
Long-term debt and capital lease obligations, net of current portion	637,518	629,353
Accrued pension and other employee benefits	89,381	77,066
Deferred gain – sale of shipping fleet	—	6,290
Deferred tax liabilities	104,365	103,679
Other liabilities	78,496	59,734
Total liabilities	1,288,704	1,284,700
Commitments and contingencies
Shareholders' equity:
Common stock, $.01 par value (47,112,311 and 46,829,913 shares outstanding, respectively)	471	468
Capital surplus	845,392	839,664
Accumulated deficit	(502,447)	(439,911)
Accumulated other comprehensive loss	(20,082)	(25,783)
Total shareholders' equity	323,334	374,438
Total liabilities and shareholders' equity	$1,612,038	$1,659,138
See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands)	Common Shares	Common Stock	Capital Surplus	(Accumulated Deficit) Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
December 31, 2011	45,778	$458	$827,001	$(19,079)	$(8,310)	$800,070
Comprehensive loss	—	—	—	(405,017)	(32,215)	(437,232)
Stock-based compensation	539	5	8,772	—	—	8,777
Shares withheld for taxes	—	—	(1,213)	—	—	(1,213)
December 31, 2012	46,317	$463	$834,560	$(424,096)	$(40,525)	$370,402
Comprehensive loss	—	—	—	(15,815)	14,742	(1,073)
Stock-based compensation	513	5	7,518	—	—	7,523
Shares withheld for taxes	—	—	(2,414)	—	—	(2,414)
December 31, 2013	46,830	$468	$839,664	$(439,911)	$(25,783)	$374,438
Comprehensive loss	—	—	—	(62,536)	5,701	(56,835)
Stock-based compensation	282	3	7,416	—	—	7,419
Shares withheld for taxes	—	—	(1,688)	—	—	(1,688)
December 31, 2014	47,112	$471	$845,392	$(502,447)	$(20,082)	$323,334

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOW

(In thousands)	2014	2013	2012
CASH (USED) PROVIDED BY:
OPERATIONS
Net loss	$(62,536)	$(15,815)	$(405,017)
Loss from discontinued operations	—	—	1,983
Depreciation and amortization	60,666	65,281	63,154
Goodwill and trademark impairment	—	—	181,884
Equity in (earnings) losses of investees	(2,750)	(258)	33,433
Loss on debt extinguishment	521	6,275	—
Deferred income taxes	3,872	(8,908)	92,547
Reserve for trade receivables	7,217	4,966	14,041
Amortization of discount on Convertible Notes	12,381	10,968	9,715
Amortization of gain on shipping fleet sale	(6,290)	(13,914)	(14,349)
Stock-based compensation	7,008	5,897	8,193
Restructuring related asset impairments	—	—	4,883
Changes in current assets and liabilities:
Trade receivables	29,799	31,303	(37,098)
Other receivables	(8,456)	10,454	(2,175)
Inventories	11,979	3,770	15,302
Prepaid expenses and other current assets	9,166	(11,130)	(537)
Accounts payable and accrued liabilities	(31,637)	14,781	7,889
Other liabilities	19,096	(913)	31,325
Other	3,765	(11,278)	27,404
Operating cash flow	53,801	91,479	32,577
INVESTING
Capital expenditures	(49,651)	(49,054)	(53,440)
Contribution to equity method investment	—	(18,422)	—
Net proceeds from sale of:
Equity method investments	3,671	3,396	3,142
Other long-term assets	2,904	9,777	4,993
Other, net	(3,685)	3,541	(2,334)
Investing cash flow	(46,761)	(50,762)	(47,639)
FINANCING
Issuances of long-term debt	—	429,415	—
Repayments of long-term debt and capital lease obligations	(12,331)	(413,190)	(16,768)
Borrowings under the 2013 ABL Revolver	24,000	36,590	—
Repayments of the 2013 ABL Revolver	(24,000)	(36,590)	—
Borrowings under the Credit Facility Revolver	—	—	70,000
Repayments of the Credit Facility Revolver	—	(40,000)	(30,000)
Payments for debt modification and issuance costs	(266)	(13,951)	(2,405)
Payments of debt extinguishment costs	(300)	—	—
Financing cash flow	(12,897)	(37,726)	20,827
Increase (decrease) in cash and equivalents	(5,857)	2,991	5,765
Cash and equivalents, beginning of period	54,017	51,026	45,261
Cash and equivalents, end of period	$48,160	$54,017	$51,026

See Notes to Consolidated Financial Statements.

Chiquita Brands International, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1 — Subsequent Events
SHARE PURCHASE AND CHANGE IN CONTROL
On October 26, 2014, Chiquita Brands International, Inc. ("CBII" or "Chiquita") entered into an Agreement and Plan of Merger ("Merger Agreement") with Cavendish Global Limited ("Parent"), a private limited company incorporated under the laws of England and Wales, and Cavendish Acquisition Corporation ("Merger Sub"). Parent and Merger Sub are affiliates of the Cutrale and Safra Groups. Under the Merger Agreement, a Tender Offer commenced for the purchase of all shares of CBII common stock for $14.50 per share. On January 6, 2015, Merger Sub accepted for payment 39,791,364 shares that were validly tendered (not including 1,748,335 shares tendered pursuant to notices of guaranteed delivery), which represented approximately 84.46% of the outstanding shares of CBII, which triggered a change in control. Because the Parent and affiliates did not own more than 90% of the shares of CBII as a result of the Tender Offer, the Top-Up Option under the Merger agreement was exercised on January 6, 2015, whereby 41,286,271 Top-Up shares were issued at $14.50 per share in exchange for a promissory note such that Parent and affiliates controlled at least 90% of the shares of CBII. Parent then completed a short-form merger in accordance with New Jersey law, converting each share issued and outstanding into the right to receive $14.50, except for shares owned by the Parent and affiliates. Shares of CBII were delisted from public trading on the New York Stock Exchange before market open on January 7, 2015. Immediately following the short-form merger, Merger Sub merged into CBII with CBII being the surviving entity. Any treasury shares were immediately canceled and the promissory note resulting from the Top-Up Option was eliminated. Following the merger, 1,000 shares of CBII stock remained outstanding and were held by Cavendish US Corporation, a Delaware corporation and wholly owned, indirect subsidiary of Parent. All required consents to the change in control under debt agreements, leases and other matters were obtained prior to January 6, 2015, the date of the change in control.
To complete the transaction, $746 million of cash was contributed by Cavendish US Corporation to Merger Sub, from which $683 million was paid to shareholders of Chiquita, $37 million was used to pay for previously unvested stock compensation that became vested upon change in control, and the remaining $26 million became part of CBII's cash balance when Merger Sub merged with CBII.
STOCK COMPENSATION MATTERS AND EXECUTIVE SEVERANCE
Upon change in control on January 6, 2015, all unvested stock awards including restricted stock units ("RSU's"), Long Term Incentive Plan ("LTIP") awards, and performance restricted stock units ("PRSU's") vested at 100% of targets, where applicable, and became payable at $14.50 per share according to change in control provisions of the stock plans. The change-in-control vesting resulted in a total payout of $37 million, in January and February 2015, that was funded by the equity contribution described above. All stock plans have been canceled after the change in control.
Also in January 2015, the employment of Edward F. Lonergan, former President and Chief Executive Officer of CBII, terminated pursuant to a qualifying termination under his employment agreement, and the employment of Rick P. Frier, former Executive Vice President and Chief Financial Officer, Kevin R. Holland, former Executive Vice President and Chief People Officer, and James E. Thompson, former Executive Vice President, General Counsel and Secretary, terminated pursuant to resignation for good reason under their change in control severance agreements. In connection with these executive terminations, $7 million of expense was recognized in January, all of which was paid in January and February 2015.
RESTRUCTURING AND PLANNED HEADQUARTERS CLOSURE
We announced on January 14, 2015 that all of our operational departments and remaining corporate services will be transitioned from Charlotte, North Carolina to other locations closer to customers and operations. The transition is expected to be completed over a period of twelve to eighteen months from the announcement date.
Total costs associated with the transition are anticipated to be in the range of $25 million to $40 million and are primarily related to: employee severance and relocation; the liability associated with the sub-letting or exit of our corporate headquarters office space in Charlotte; non-cash write-off of leasehold improvements and office equipment of approximately $10 million to $12 million; and the repayment of all $3 million of relocation incentives received in connection with our 2012 move to Charlotte. Severance costs will be expensed over the requisite service periods and paid when employees have completed their required service, and the relocation and other costs will be expensed and paid as incurred. The remaining liability and cost associated with the corporate office in Charlotte including potentially subletting the space, will be determined and recorded as we cease to use the space. The write-off of leasehold improvements and office equipment will be expensed over an accelerated estimated remaining life of 12-18 months. An accrual for the repayment obligation for incentives received from our 2012 relocation to Charlotte was included in our 2014 results as a component of "Transaction costs".

In January and February 2015, a reduction in force affected approximately 300 employees in Latin America. Because most of the related severance expense was included in the severance plan liabilities described in Note 16, additional expense totaled less than $1 million, which was recorded in January and February of 2015. Payments were approximately $5 million.
PARTIAL REDEMPTION OF 7.875% NOTES DUE 2021
On December 22, 2014, we, at the request of the Cutrale-Safra Group, delivered a notice of our election to redeem, subject to the satisfaction of certain conditions that were met in January 2015, $139 million principal amount of the 7.875% Notes due 2021 ("7.875% Notes") at a redemption price of 107.875% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but not including, the redemption date of January 21, 2015. In January 2015, CBII recorded a loss on debt extinguishment of $14 million related to premium and deferred financing costs write-offs. The redemption was funded with the issuance of 10,678,368 common shares to Cavendish US Corporation, the new immediate parent of CBII, for $155 million on January 21, 2015.
On December 24, 2014, we, at the request of the Cutrale-Safra Group, delivered a second notice of our election to redeem, subject to the satisfaction of certain conditions that were met in January 2015, $43 million principal amount of the 7.875% Notes at a redemption price of 103% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but not including, the redemption date of January 23, 2015. In January 2015, CBII recorded an additional loss on debt extinguishment of $2 million related to premium and deferred financing costs write-offs. In accordance with the terms of the indenture of the 7.875% Notes, the change in control that occurred on January 6, 2015 required us to offer to repurchase the remaining $191 million principal amount of the 7.875% Notes at 101% of the principal amount, plus accrued and unpaid interest to the redemption date. Accordingly, we issued a tender offer for these notes and an insignificant number were tendered. The redemption was funded with a $45 million equity contribution from Cavendish US Corporation on January 23, 2015, which was declared as a dividend to Cavendish US Corporation on February 5, 2015 and immediately borrowed as Tranche A of the related party loan described below.
On December 30, 2014, we, at the request of the Cutrale-Safra Group, delivered a third notice of our election to redeem, subject to the satisfaction of certain conditions that were met in January 2015, $43 million principal amount of the 7.875% Notes at a redemption price of 103% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but not including, the redemption date of February 6, 2015. In February 2015, CBII recorded an additional loss on debt extinguishment of $2 million related to premium and deferred financing costs write-offs. The redemption was funded with Tranche B of the related party loan from Cavendish US Corporation for $44 million.
See further information about the 7.875% Notes in Note 12.
PARTIAL REPURCHASE OF THE 4.25% CONVERTIBLE SENIOR NOTES DUE 2016
The change in control that occurred on January 6, 2015 constituted a Fundamental Change under the 4.25% Convertible Senior Notes due 2016 ("Convertible Notes"), which required us to offer to repurchase the Convertible Notes at a price of 100% of the principal amount of the Notes to be repurchased. The offer was extended on January 14, 2015 to holders of record as of February 1, 2015, with payment on February 15, 2015. Because payment date was the same date as the next regularly scheduled interest payment, holders received the regularly scheduled interest payment and no additional accrued interest.
Holders of $151 million principal amount ($138 million carrying value) of Convertible Notes accepted this offer, after which $49 million of Convertible Notes remain outstanding. Early repayment resulted in a $13 million loss primarily due to the remaining unamortized discount on the Convertible Notes at the time of repurchase and was recorded in February 2015. This repurchase was funded with Tranche C of a related party loan from Cavendish US Corporation for $151 million.
See further information about the Convertible Notes in Note 12.
REPLACEMENT OF ASSET BASED LENDING FACILITY
On February 5, 2015, CBII and Chiquita Brands L.L.C. ("CBLLC"), the main operating subsidiary, and other borrowers party thereto entered into an asset-based credit facility (the "2015 ABL") with certain financial institutions as lenders. The 2015 ABL replaced the 2013 ABL described in Note 12.
The 2015 ABL has a maximum borrowing capacity of $150 million, subject to a borrowing base calculation based on specified advance rates against the value of domestic accounts receivable, certain inventory, and certain domestic machinery and equipment, with the potential for additional advances against foreign receivables. The borrowing base includes up to $19.55 million in borrowing capacity based on specified advance rates against the value of certain domestic machinery and equipment (the "Fixed Asset Sub-Line"), which Fixed Asset Sub-Line contains a re-load feature to potentially increase the sub-line to $50 million. The 2015 ABL matures on February 5, 2020. Loans under the 2015 ABL bear interest at a rate equal to

LIBOR plus a margin of from 1.25% to 1.75%, or Base Rate plus a margin of from 0.25% to 0.75%, determined based on levels of borrowing availability reset each fiscal quarter.
Obligations under the 2015 ABL are secured by a first-priority security interest in present and future domestic receivables, inventory, equipment, and substantially all other domestic assets that are not under the first-priority security interest of the 7.875% senior secured notes due 2021 issued by the CBII and CBLLC on February 5, 2013, all subject to certain exceptions and permitted liens and by a second-priority interest in the existing and after acquired material domestic real estate, certain intellectual property and a pledge of 100% of the stock of substantially all of the Issuers' and guarantors' domestic subsidiaries and up to 65% of the stock of certain foreign subsidiaries held by Issuers and the guarantors, and proceeds relating thereto. Under the 2015 ABL, CBLLC and non-de minimis domestic subsidiaries are borrowers. The facility is guaranteed on a full and unconditional basis by CBII and limited domestic subsidiaries of CBII, with the potential for additional guarantees or borrowers by foreign subsidiaries of CBII.
The 2015 ABL contains a fixed charge coverage ratio covenant which only becomes applicable when availability (as defined under such facility) is less than the greater of (i) 10% of the line cap (established under such facility) and (ii) $10 million. The 2015 ABL also contains a covenant requiring CBII and its subsidiaries to maintain substantially all its cash in accounts that are subject to the control of the collateral agent under the 2015 ABL, which only becomes applicable when (a) one of certain specified event of defaults under the facility occurs and is continuing or (b) availability (as defined under such facility) is less than the greater of (i) 10% of the line cap (as defined under such facility) or (ii) $10 million, in either case (i) or (ii) for five consecutive business days. The 2015 ABL also contains other customary affirmative and negative covenants, including limitations of our ability to make distributions and pay dividends.
In connection with the 2015 ABL, we were required to settle hedge contracts with one counterparty before their maturity because the counterparty was not a lender under the 2015 ABL. The contracts were net settled for less than $1 million and represented forward contracts for 17,460 metric tons of bunker fuel at an average rate of $562.92 per metric ton, average rate forward contracts for €18 million at a weighted average rate of $1.37 per euro, and an average rate collar (average rate put option at $1.35 per euro combined with an average rate call option at $1.43 per euro) for €2 million.
RELATED PARTY LOAN
On February 5, 2015, in connection with the partial extinguishment of the 7.875% Notes and the Convertible Notes as described above, CBII entered into a related party loan with its shareholder, Cavendish US Corporation. As of February 17, 2015, the related party loan totaled $239 million represented by Tranche A for $44 million, Tranche B for $44 million and Tranche C for $151 million. All three Tranches of the related party loan are unsecured and payable in full, plus accrued and unpaid interest, on May 6, 2020. This related party bears interest payable quarterly at LIBOR plus 100 basis points, or 1.25% at current rates, for the first two years and thereafter at LIBOR plus 500 basis points, or 5.25% at current rates. Under the terms of the agreement, net cash proceeds from certain asset sales may be required to repay balances under the loan.
INCOME TAX CONSIDERATIONS
The change in control results in certain limitations on our ability to use net operating loss carryforwards ("NOLs") in the U.S. Because we have full valuation allowances on these NOLs, these limitations do not result in income tax expense.
Note 2 — Summary of Significant Accounting Policies
CONSOLIDATION
The Consolidated Financial Statements include the accounts of CBII, controlled majority-owned subsidiaries and any entities that are not majority-owned but require consolidation as a variable interest entity (collectively, "Chiquita" or the company). Intercompany balances and transactions have been eliminated.
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

CASH AND EQUIVALENTS
Cash and equivalents include cash and highly liquid investments with a maturity of three months or less at the time of purchase. At December 31, 2014, we had €8 million ($10 million) of cash equivalents in a compensating balance arrangement relating to an uncommitted credit line for bank guarantees used primarily for duties in European Union countries.
TRADE RECEIVABLES
Trade receivables less allowances reflect the net realizable value of the receivables and approximate fair value. We generally do not require collateral or other security to support trade receivables subject to credit risk. To reduce credit risk, we perform credit investigations prior to establishing customer credit limits and review customer credit profiles on an ongoing basis. Allowances against the trade receivables are established based on our knowledge of customers' financial condition, historical loss experience and account payment status compared to invoice payment terms. Allowances are recorded and charged to expense when an account is deemed to be uncollectible. Recoveries of trade receivables previously reserved in the allowance are credited to income.
FINANCE RECEIVABLES
We include finance receivables in the Consolidated Balance Sheets net of allowances, with current portions included in "Other receivables, net" and long-term portions included in "Investments and other assets, net." The largest components of finance receivables are seasonal grower advances and seller financing from prior sales of certain equity-method investments. Seasonal grower advances made to qualified growers are non-interest bearing, usually short-term in nature and are generally collected as the produce is harvested and sold. We generally require property liens and pledges of the season's produce as collateral to support the advances. If sales of the season's produce do not result in full repayment of the advance, we may exercise the collateral provisions or renegotiate terms, including interest, to collect the remaining balance. Terms of seller financing are typically based on the earnings power of the business that was sold.
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
INVENTORIES
Inventories are valued at the lower of cost or market. Cost for banana growing crops and banana inventories is determined on the "last-in, first-out" (LIFO) basis. Cost for other inventory categories, including other fresh produce and value-added salads, is determined on the "first-in, first-out" (FIFO) or average cost basis. Finished goods inventories represent costs associated with boxed bananas and other fresh produce not yet sold. Growing crop inventories primarily represent the costs associated with growing banana plants on company-owned farms or growing lettuce on third-party farms where we bear substantially all of the growing risk. Materials and supplies primarily represent growing and packaging supplies maintained on company-owned farms or in production plants and warehouses. Inventory costs are comprised of the purchase and transportation cost plus production labor and overhead.
INVESTMENTS
Investments representing non-controlling interests are accounted for by the equity method when we have the ability to exercise significant influence over the investees' operations. Investments for which we do not have the ability to significantly influence are valued at cost. Publicly traded investments that we do not have the ability to significantly influence are accounted for as available-for-sale securities at fair value. Unrealized holding gains or losses on available-for-sale securities are excluded from operating results and are recognized in shareholders' equity (accumulated other comprehensive income) until realized. We assess any declines in the fair value of individual investments to determine whether such declines are other-than-temporary and whether the investments are impaired.
PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are stated at cost, and except for land, are depreciated on a straight-line basis over their estimated remaining useful lives not to exceed the term of any applicable lease. We generally use 30 years for cultivations, 10 to 40 years for buildings and improvements, and 3 to 15 years for machinery and equipment. Cultivations represent the costs to plant and care for banana plants until such time that the root system can support commercial quantities of fruit, as well as the costs to build levees, drainage canals and other farm infrastructure to support the banana plants. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts. The difference between the net book value of the asset and the proceeds from disposition is recognized as a gain or loss. Routine maintenance and repairs are charged to expense as incurred, while costs of betterments and renewals are capitalized. We review the carrying value of our property, plant and equipment when impairment indicators are noted. In 2012, we recorded $2 million of impairment charges in connection with our restructuring, which is recorded as "Restructuring and relocation costs" in the Consolidated Statements of Income. See Note 4 for additional description of our restructuring. The failure of step 1 of the goodwill impairment analysis (discussed below) was an impairment indicator in 2012, but the undiscounted cash flows associated with related property, plant and equipment were greater than the carrying value and therefore no impairment was present. There were no material impairment charges recorded in 2014 or 2013.
GOODWILL, TRADEMARKS AND INTANGIBLE ASSETS
Impairment reviews comparing fair value to carrying value are highly judgmental and involve the use of significant estimates and assumptions, which determine whether there is potential impairment and the amount of any impairment charge recorded. Fair value assessments involve estimates of discounted cash flows that are dependent upon discount rates and long-term assumptions regarding future sales and margin trends, market conditions and cash flow. Actual results may differ from these estimates. Fair value measurements used in the impairment reviews of goodwill and intangible assets are Level 3 measurements, as described in Note 14. See further information about our policy for fair value measurements below under "Fair Value Measurements" and in Note 14.
As of December 31, 2014 and 2013, our goodwill, a portion of the trademarks and most of the other intangible assets related to our salad operations, Fresh Express. Due to lower operating performance of retail value-added salad business, lower retail value-added salad volumes, lower perceived valuation multiples in the packaged salad industry and continuing demand for private label versus branded products, the 2012 analyses resulted in a $157 million ($157 million after-tax) impairment charge to goodwill and a $23 million ($14 million after-tax) impairment charge to the Fresh Express trademark. We also fully impaired goodwill related to a non-core business in 2012, resulting in $2 million of additional goodwill impairment charges.
Goodwill. Goodwill is reviewed for impairment each fourth quarter, or more frequently if circumstances indicate the possibility of impairment. The 2014 and 2013 reviews did not indicate impairment; however impairment charges resulted from the 2012 review.
The first step of the impairment review compares the estimated fair value of the Fresh Express reporting unit to the carrying value. Consistent with prior impairment reviews, we estimated the fair value of the reporting unit using a combination of: (i) a market approach based on multiples of revenue and earnings before interest, taxes, depreciation and amortization ("EBITDA") from recent comparable transactions and other market data; and (ii) an income approach based on expected future cash flows discounted at 12.5%, 14.5%, and 13.0% in 2014, 2013 and 2012, respectively. The changes in the discount rate reflect changes in the industry-specific risk corresponding to the perceived revenue and EBITDA multiples for the packaged salad industry. The market approach and the income approach were weighted equally based on judgment of the comparability of the recent transactions and the risks inherent in estimating future cash flows. Management considered recent economic and industry trends, as well as risk in executing our current plans in estimating Fresh Express' expected future cash flows in the income approach. The acquisition, as described in Note 1, was a key consideration in the market approach in the 2014 analysis. In 2014 and 2013, the first step did not indicate impairment because the estimated fair value of the Fresh Express reporting unit was greater than its carrying value; therefore, the second step was not required. In 2012, the first step of the impairment analysis indicated impairment, which was measured in the second step. In addition, no events or changes in circumstances occurred in 2014, 2013 or 2012 that required impairment testing in between annual tests.
The second step of the impairment analysis measures the implied value of goodwill by subtracting the estimated fair values of the reporting unit's assets and liabilities, including intangible assets other than goodwill, from the estimated fair value of the Fresh Express reporting unit as estimated in the first step. The 2012 goodwill impairment charge was measured as the difference between the implied value of goodwill and the carrying value.
Significant assumptions used to estimate the fair value of the Fresh Express reporting unit include estimates of future cash flows, discount rate and multiples of revenue and EBITDA. These assumptions are typically not considered individually because assumptions used to select one variable should also be considered when selecting other variables; however, sensitivity of the overall fair value assessment to each significant variable is also considered. In the 2014 and 2013 analyses, reasonably possible fluctuations in the discount rate, cash flows or market multiples did not indicate impairment. In 2014 and 2013, management also considered the operation of the business in several possible business environments; in each case management assumed that Fresh Express would be able to recapture increases in commodity costs affecting the industry, such as increases in transportation or raw product costs. In the 2012 analysis, a 1.0 percentage point increase in the selected discount rate would have resulted in $8 million of additional impairment, and a 5% decrease in the selected multiples of revenue and EBITDA would have resulted in $10 million of additional impairment.

Trademarks. Trademarks are indefinite-lived intangible assets that are not amortized and are also reviewed each fourth quarter, or more frequently if circumstances indicate the possibility of impairment. In addition, no events or changes in circumstances occurred in 2014, 2013 or 2012 that required impairment testing in between annual tests. The review compares the estimated fair values of the trademarks to the carrying values. The 2014 and 2013 reviews did not indicate impairment because the estimated fair values were greater than the carrying values. As noted above, the 2012 review resulted in an impairment charge to the Fresh Express trademark. Consistent with prior reviews, we estimate the fair values of the trademarks using the relief-from-royalty method. The relief-from-royalty method estimates the royalty expense that is avoided as a result of owning the respective trademarks. The royalty savings are measured by applying a royalty rate to projected branded sales to estimate cash flows attributable to the trademark, then converting those cash flows (after-tax) to a present value using a discount rate that considers the risk associated with owning the trademarks. Royalty rates are selected based on recent available data for similar trademark license arrangements as well as assessments of the cash flows from the business activities related to the trademark.
For the Chiquita trademark, we assumed royalty rates of 2.5%, 2.5% and 2.5% and discount rates of 11.0%, 11.5% and 11.0% in the 2014, 2013 and 2012 impairment analyses, respectively. The fair value estimate is most sensitive to the royalty rate but reasonably possible fluctuations in both the royalty rates and the discount rates for the Chiquita trademarks also did not indicate impairment.
For the Fresh Express trademarks, we assumed royalty rates of 1.0%, 1.0% and 1.0% and discount rates of 12.5%, 14.5% and 13.0% in the 2014, 2013 and 2012 impairment analyses, respectively. A 0.5 percentage point decrease in the selected royalty rate in the 2012 analysis would have resulted in $18 million of additional impairment and a 1.0 percentage point increase in the selected discount rate would have resulted in an additional $3 million of impairment. At the time of the 2014 and 2013 analyses, reasonably possible fluctuations in the selected royalty rate or the selected discount rate did not indicate impairment.
Other Intangible Assets. Our intangible assets with definite lives consist of customer relationships and patented technology primarily related to Fresh Express. These assets are amortized on a straight-line basis (which approximates the attrition method) over their estimated remaining lives. The weighted average remaining lives of the Fresh Express customer relationships and patented technology are 9 years and 7 years, respectively. As amortizable intangible assets, we review the carrying value only when impairment indicators are present, by comparing (i) estimates of undiscounted future cash flows, before interest charges, included in our operating plans versus (ii) the carrying values of the related assets. Tests are performed over asset groups at the lowest level of identifiable cash flows. No impairment indicators existed in 2014 or 2013. The failure of step 1 of the goodwill impairment analysis was an impairment indicator in 2012, but the undiscounted cash flows associated with the other intangible assets were greater than the carrying value, and therefore, no impairment was present.
REVENUE RECOGNITION
We record revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectibility is reasonably assured. This generally occurs when the product is delivered to, and title to the product passes to, the customer.
SALES INCENTIVES
We offer sales incentives to our customers and consumers, primarily in our Salads and Healthy Snacks segment and also in our Bananas segment in certain countries. These incentives primarily consist of volume-related rebates, placement fees (fees paid to retailers for product display), consumer coupons and promotional discounts. Consideration given to customers and consumers related to sales incentives is recorded as a reduction of "Net sales" in the Consolidated Statements of Income. Changes in the estimated amount of incentives to be paid are treated as changes in estimates and are recognized in the period of change.
ADVERTISING AND PROMOTION EXPENSE
Advertising and promotion expense is included in "Selling, general and administrative" and was $28 million, $28 million and $27 million for the years ended December 31, 2014, 2013 and 2012, respectively. Television advertising costs related to production are expensed the first time an ad airs in each market and the cost of advertising time is expensed over the advertising period. Other types of advertising and promotion are expensed over the advertising or promotion period.
SHIPPING AND HANDLING FEES AND COSTS
Shipping and handling fees billed to customers are included in "Net sales" and shipping and handling costs are recorded in "Cost of sales" in the Consolidated Statements of Income.

VALUE ADDED TAXES
Value added taxes ("VAT") that are collected from customers and remitted to taxing authorities in applicable jurisdictions are excluded from sales and cost of sales. Receivables result from filing for refunds of VAT paid to various governments and liabilities result from collections that have not yet been remitted to taxing authorities. As of December 31, 2014 and 2013, we had $31 million and $32 million, respectively, of VAT receivables classified in "Other receivables, net"; $3 million and $1 million, respectively, classified in "Investments and other assets, net"; and $8 million and $8 million, respectively, of VAT liabilities classified in "Accounts payable."
LEASES
Leases are evaluated at inception or upon any subsequent material modification for treatment as either capital or operating, depending on the terms of each lease. For operating leases that contain built-in pre-determined rent escalations, rent holidays or rent concessions, rent expense is recognized on a straight-line basis over the life of the lease.
STOCK-BASED COMPENSATION
As described in Note 1, the change in control that occurred on January 6, 2015 caused unvested stock awards to fully vest and become payable. Subsequent to the acquisition, our stock plans were terminated.
Prior to termination of our stock plans, our share-based awards include restricted stock units ("RSU"), performance restricted stock units ("PRSU's"), a Long-Term Incentive Program ("LTIP") and stock options. RSU awards generally vest over four years, and prior to vesting, shares are not issued and grantees are not eligible to vote or receive dividends on the restricted stock units. RSU awards are equity-classified and the fair value of these awards is determined at the grant date and expensed over the period from the grant date to the date the employee is no longer required to provide service to earn the award, which could be immediately in the case of retirement-eligible employees. PRSU awards vest upon satisfying Chiquita stock price performance metrics as established by the board of directors and meeting the service requirements. These metrics establish six stock price levels that must be maintained for at least 20 consecutive days, and occur within three years of the grant date. Upon satisfying the market price condition for 20 consecutive days, a predetermined percentage of the total shares will vest. PRSU awards are equity-classified and the fair value of these awards is determined at the grant date and expensed over the period from the grant date to the date the employee is no longer required to provide service to earn the award.
Certain executive level employees participate in the LTIP, where awards are intended to be performance-based compensation as defined in Section 162(m) of the Internal Revenue Code. The LTIP allows for awards to be issued at the end of each three-year performance period. Prior to the 2011-2013 performance period, one-half of each LTIP award was based on our achievement of cumulative earnings per share targets ("EPS awards"), and the other half was based on our achievement of total shareholder return relative to peer companies ("TSR awards"). For the 2012-2014 performance period, 20% is a TSR award, 40% is an EPS award and 40% is based on our achievement of a free cash flow target ("FCF award"). For the 2013-2015 and 2014-2016 performance periods, 50% is a TSR award and 50% is based on our achievement of a free cash flow target ("FCF award"). The value of TSR awards is based on a Monte Carlo simulation at the measurement date. The value of EPS and FCF awards is based on the share price at the measurement date and an estimate of the expected number of shares to be issued at the end of the performance period.
In October 2012, under a plan separate from our shareholder-approved equity compensation plan, 1,440,062 of stock options were granted to our then new chief executive officer as a hiring inducement in accordance with New York Stock Exchange rules. One-half of the stock options become exercisable on each of the first two anniversaries of the chief executive officer's start date. The fair value of these awards was determined at the grant date and is being expensed over the period from the grant date to the date the chief executive officer is no longer required to provide service to earn the award. See Note 18 for additional description of our stock-based compensation.
CONTINGENT LIABILITIES
Each period, we review the status of each claim and legal proceeding and assess the potential financial exposure. This is coordinated with information obtained from external and internal counsel. If the potential loss from any claim or legal proceeding is probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. To the extent the amount of a probable loss is estimable only by reference to a range of equally likely outcomes, and no amount within the range appears to be a better estimate than any other amount, we accrue the low end of the range. Management makes judgments related to accruals based on the best information available at the time, which may be based on estimates and assumptions, including those that depend on external factors beyond our control. As additional information becomes available, we reassess and may revise estimates for the potential liabilities related to pending claims and litigation. Legal costs are expensed as incurred.

INCOME TAXES
We are subject to income taxes in both the United States and numerous foreign jurisdictions. Income tax expense or benefit is provided for using the asset and liability method. Deferred income taxes are recognized at currently enacted tax rates for the expected future tax consequences attributable to temporary differences between amounts reported for income tax purposes and financial reporting purposes. Deferred taxes are not provided for the undistributed earnings of subsidiaries operating outside the U.S. that are considered to have been permanently reinvested in foreign operations.
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
In the ordinary course of business, there are many transactions and calculations where the ultimate income tax determination is uncertain. The evaluation of a tax position is a two-step process. The first step is to evaluate the uncertain tax position for recognition by determining if the weight of available evidence indicates that it is "more-likely-than-not" that a tax position, including resolution of any related appeals or litigation, will be sustained upon examination based on our technical merits. If the recognition criterion is met, the second step is to measure the income tax benefit to be realized. Tax positions or portions of tax positions that do not meet the recognition and realization criteria are de-recognized by recording reserves. We establish reserves for income tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes, penalties and interest could be due. Provisions for and changes to these reserves, as well as the related net interest and penalties, are included in "Income tax expense (benefit)" in the Consolidated Statements of Income. Significant judgment is required in evaluating tax positions and determining our provision for income taxes. We regularly review our tax positions, and the reserves are adjusted in light of changing facts and circumstances, such as the resolution of outstanding tax audits or contingencies in various jurisdictions and the expiration of statutes of limitations.
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
CURRENCY TRANSLATION ADJUSTMENT
We primarily use the U.S. dollar as our functional currency, and monetary assets denominated in foreign currencies are remeasured at the balance sheet date with related transaction gains and losses recognized currently in earnings. Certain smaller subsidiaries have functional currencies other than the U.S. dollar and recognize currency-related fluctuations in asset and liability values as a component of "Other comprehensive income (loss)."
HEDGING
We are exposed to currency exchange risk, most significantly from the value of the euro and its effect of converting euro-denominated sales into U.S. dollars. We are also exposed to price risk on purchases of bunker fuel used in our ocean shipping operations. We may reduce these risks by purchasing derivatives, such as options and forward contracts. When purchasing derivatives, we identify a "forecasted hedged transaction," which is a specific future transaction (e.g., the purchase of fuel or exchange of currency in a specific future period), and designate the risk associated with the forecasted hedged transaction that the derivative will mitigate. The fair value of all derivatives is recognized in the Consolidated Balance Sheets. Gains and losses from changes in fair value of derivatives are recognized in net income in the current period if a derivative does not qualify for, or is not designated for, hedge accounting.
Most of our derivatives qualify for hedge accounting as cash flow hedges. We formally document all relationships between derivatives and the forecasted hedged transactions, including our risk management objective and strategy for undertaking various hedge transactions. To the extent that a derivative is effective in offsetting the designated risk exposure of the forecasted hedged transaction, gains and losses are deferred in Accumulated other comprehensive income ("AOCI") in the Consolidated Balance Sheets until the respective forecasted hedged transaction occurs, at which point any gain or loss is recognized in net income. Gains or losses on effective hedges that have been terminated prior to maturity are also deferred in AOCI until the forecasted hedged transactions occur. For any ineffective portion of the hedge, gains or losses are reflected in net income in the current period. Ineffectiveness is caused by an imperfect correlation of the change in fair value of the derivative and the risk that is hedged.
The earnings effect of derivatives is recorded in "Net sales" for currency hedges and in "Cost of sales" for fuel hedges. We do not hold or issue derivative financial instruments for speculative purposes. See Note 13 for additional description of our hedging activities.
FAIR VALUE MEASUREMENTS
We carry financial assets and financial liabilities at fair value, as further described in Note 14, but did not elect to carry nonfinancial assets and nonfinancial liabilities at fair value. Fair value measurements of nonfinancial assets and nonfinancial liabilities are primarily used in goodwill and other intangible asset impairment reviews and in the valuation of assets held for sale. Fair value standards provide a framework for measuring fair value, which prioritizes the use of observable inputs in measuring fair value. Fair value is the price to hypothetically sell an asset or transfer a liability in an orderly manner in the principal market for that asset or liability. The standards address valuation techniques used to measure fair value including the market approach, the income approach and the cost approach. The market approach uses prices or relevant information generated by market transactions involving identical or comparable assets or liabilities. The income approach involves converting future cash flows to a single present value, with the fair value measurement based on current market expectations about those future cash flows. The cost approach is based on the amount that currently would be required to replace the service capacity of the asset. See further information related to fair value measurements above under "Goodwill, Trademarks and Intangible Assets" and in Notes 14 and 16.
PENSION AND TROPICAL SEVERANCE PLANS
We record the underfunded status of the defined benefit plans and tropical severance plans as a liability on the Consolidated Balance Sheets, recognize changes in the funded status in AOCI in the year in which the changes occur, and measure the plan assets and obligations that determine the funded status as of the end of the fiscal year. Significant assumptions used in the actuarial calculation of the liabilities and expense related to our defined benefit and foreign pension and severance plans include the discount rate, rate of compensation increase and the long-term rate of return on plan assets. For domestic plans, we use a discount rate based on a yield curve which uses the plans' expected payouts combined with a large population of high quality, fixed income investments in the U.S. that are appropriate for the expected timing of the plans' payments. For foreign plans, we use a discount rate based on the 10-year U.S. Treasury rate adjusted to reflect local inflation rates in those countries.
DISCONTINUED OPERATIONS
In August 2008, we sold our subsidiary, Atlanta AG. In 2012, we recorded a loss from discontinued operations of $2 million related to new information about indemnification obligations for tax liabilities existing prior to the sale.

NEW ACCOUNTING STANDARDS
New accounting standards that could significantly affect our Consolidated Financial Statements are summarized as follows:

Standard Name	Issued	Description	Effective Date for Chiquita	Effect on Chiquita's Condensed Consolidated Financial Statements
Business Combinations: Pushdown Accounting	November 2014 ASU 2014-17	Provides an acquired entity the option to apply pushdown accounting after a change-in-control event, in the reporting period of which the change-in-control event occurred.	Transactions after November 18, 2014.	No effect.
Revenue from Contracts with Customers	May 2014 ASU 2014-09	Requires additional considerations for timing and amount of revenue recognition for contract sales with customers.	Beginning December 2016. Early adoption is not permitted.
The guidance permits the use of either a retrospective or cumulative effect transition method. We have not yet selected a transition method and will evaluate the effect of the standard on our sales contracts with customers, evaluate methods of adoption and monitor other future potential effects.

Presentation of Financial Statements and Property, Plant, and Equipment: Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity	April 2014 ASU 2014-08
Requires additional disclosures about changing the criteria for reporting discontinued operations if the disposal represents a strategic shift that has or will have a major effect on an entity's operations
			Prospectively, beginning January 1, 2015; early adoption permitted.	We have opted for early adoption, which did not have a significant impact on our financial results. We will continue to monitor the potential impact of this early adoption on future filings.
Income Taxes: Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists	July 2013 ASU 2013-11	Requires unrecognized tax benefits to be presented as a decrease in net operating loss, similar tax loss or tax credit carryforward if certain criteria are met.	Prospectively, beginning January 1, 2014; early adoption permitted.	Adoption did not have a significant effect on the disclosure of our deferred taxes.

Note 3 — Earnings Per Share
Basic and diluted earnings per common share ("EPS") are calculated as follows:

(In thousands, except per share amounts)	2014	2013	2012
Loss from continuing operations	$(62,536)	$(15,815)	$(403,034)
Loss from discontinued operations	—	—	(1,983)
Net loss	$(62,536)	$(15,815)	$(405,017)

Weighted average common shares outstanding (used to calculate basic EPS)	46,963	46,577	46,059
Dilutive effect of stock options and other stock awards	—	—	—
Weighted average common shares outstanding (used to calculate diluted EPS)	46,963	46,577	46,059

Continuing operations	$(1.33)	$(0.34)	$(8.75)
Discontinued operations	—	—	(0.04)
Loss per common share – basic	$(1.33)	$(0.34)	$(8.79)

Continuing operations	$(1.33)	$(0.34)	$(8.75)
Discontinued operations	—	—	(0.04)
Loss per common share – diluted	$(1.33)	$(0.34)	$(8.79)
If we had generated net income for the years ended December 31, 2014, 2013 and 2012, an additional 1.3 million, 0.9 million and 0.5 million shares, respectively, would have been added to basic weighted average common shares outstanding to calculate diluted EPS.
The assumed conversions to common stock of stock options, other stock awards and the Convertible Notes are excluded from weighted average common shares outstanding used to calculated diluted EPS in periods when these items, on an individual basis, have an anti-dilutive effect on diluted EPS. In 2014, 2013 and 2012, the effect of the conversion of the Convertible Notes would have been anti-dilutive because the average trading price of the common stock was below the initial conversion price of $22.45 per share. In addition, certain stock options and other stock awards totaling less than 0.1 million, 0.9 million and 1.9 million in 2014, 2013 and 2012, respectively, were outstanding but not included in the computation of diluted EPS because they were anti-dilutive.
Note 4 — Restructuring and Relocation
As more fully described in Note 1, in connection with the Merger Agreement, we announced on January 14, 2015 that all of our operational departments and remaining corporate services will be transitioned from Charlotte, North Carolina to other locations closer to customers and operations. The transition is expected to be completed over a period of twelve to eighteen months from the announcement date. Additionally, as described in Note 1, we initiated a reduction in force in Latin America in January and February 2015.
RESTRUCTURING
In August 2012, we announced a restructuring plan to transform the company into a branded commodity operator. The restructuring plan was designed to reduce costs and improve our competitive position by focusing our resources on the banana and salad businesses, reducing investment in non-core products, reducing overhead and manufacturing cost and limiting consumer marketing activities. In connection with this restructuring plan, we eliminated approximately 300 positions worldwide. During 2012, $18 million of restructuring costs were recognized including $11 million of severance and $5 million of impairments primarily related to fixed assets and certain promotional and packaging materials in "Restructuring and relocation costs" in the Consolidated Statements of Income. Restructuring costs also included $2 million of goodwill impairment related to the European healthy snacking business which was ultimately sold (see further discussion below), and was recorded in "Goodwill and trademark impairment" in the Consolidated Statements of Income. The restructuring was substantially complete at December 31, 2012, although cash payments related to the restructuring plan continued through September 2014.

A reconciliation of the accrual for the restructuring activities included in "Accrued liabilities" in the Consolidated Balance Sheet is as follows:

(In thousands)	Severance
December 31, 2011	$—
Severance expense	10,591
Amounts paid	(3,591)
December 31, 2012	$7,000
Severance expense	(33)
Amounts paid	(5,117)
December 31, 2013	$1,850
Amounts paid	(1,850)
December 31, 2014	$—
Consistent with our current strategy of reducing investments in non-core products, we sold one of the European healthy snacking businesses in the second quarter of 2013. The business was sold for €3 million ($4 million) resulting in a gain of $1 million recognized in "Other income (expense), net" in the Consolidated Statements of Income. This business represented approximately $12 million in net sales and an insignificant contribution to operating income on an annual basis.
HEADQUARTERS RELOCATION
In 2011, we committed to relocate our corporate headquarters from Cincinnati, Ohio to Charlotte, North Carolina, affecting approximately 300 positions. Concurrent with the headquarters relocation, we further consolidated approximately 100 additional positions previously spread across the U.S. to improve execution and accelerate decision-making. The relocation was substantially completed in 2012, and we incurred a total of $26 million of expense and $5 million of net capital expenditures related to the relocation through 2013.
A reconciliation of the accrual for the relocation that is included in "Accrued liabilities" in the Consolidated Balance Sheet is as follows:

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
Note 5 — Termination of Combination with Fyffes and Subsequent Acquisition by Cutrale-Safra
On March 10, 2014, we announced our intention to combine with Fyffes plc ("Fyffes") and entered into a transaction agreement for the proposed combination, the terms of which were amended on September 25, 2014. A special meeting of our shareholders was held on October 24, 2014 in which the shareholders did not approve the amended transaction agreement with Fyffes; therefore, Fyffes delivered a notice of termination of the transaction agreement. In connection with the terminated Fyffes strategic combination, we incurred legal, advisory and other expenses totaling $14 million during the year ended December 31, 2014. In addition, pursuant to the terms of the amended transaction agreement and expenses reimbursement agreement, we incurred a termination fee of $23 million , which we paid in November 2014.
Additionally, in connection with the Cutrale-Safra Merger Agreement, we incurred legal, advisory and other expenses totaling $14 million during the year ended December 31, 2014. See Note 1 to the Consolidated Financial Statements for further information regarding the Merger Agreement.
All of the above costs have been included in "Transaction costs" in the Consolidated Statement of Income.

Note 6 – Trade and Finance Receivables
TRADE RECEIVABLES
Our primary markets are in North America and Europe, but we also have sales in the Middle East and other markets. The majority of our sales in the Middle East are in Iran under license from the U.S. government that allows sale of food products to non-sanctioned parties. Sales to Iranian customers are in U.S. dollars and represent $8 million and $17 million of "Trade receivables, less allowances" on the Consolidated Balance Sheet as of December 31, 2014 and 2013, respectively. Even though the sales in Iran are permitted, the international sanctions against Iran affected the ability of certain Iranian customers to pay invoices within terms because it became difficult for them to obtain U.S. dollars, euros or other suitable currencies in sufficient quantity on a regular basis. Over the course of 2012, our receivable balance with these customers increased, and we established payment plans with each of these customers to reduce their balances. Certain customers have so far been able to find acceptable methods of payment to comply with their payment plans. However, some customers have not, and as a result, we recorded a reserve of $9 million in 2012, with an additional $2 million in 2013 as a result of further delinquency and other repayment risk; in 2014, customers have continued to pay within agreed terms. We source bananas from the Philippines for sale in the Middle East under a committed-volume, long-term purchase contract with a former joint venture partner through 2016. To mitigate risk, we have reduced the amount of volume being sent to the Middle East and have developed other Middle Eastern markets. However, Iran remains an important market for our Philippine-sourced bananas.
FINANCE RECEIVABLES
Finance receivables were as follows:

	December 31,
	2014		2013
(In thousands)	Grower Receivables	Seller Financing	Grower Receivables	Seller Financing
Gross receivable	$36,089	$25,629	$35,761	$27,127
Reserve	(32,074)	—	(32,877)	—
Net receivable	$4,015	$25,629	$2,884	$27,127

Current portion included in "Other receivables, net"	$4,015	$4,740	$2,884	$3,990
Long-term portion included in "Investments and other assets, net"	—	20,889	—	23,137
Net receivable	$4,015	$25,629	$2,884	$27,127

Activity in the finance receivable reserve is as follows:

(In thousands)	2014	2013
Reserve at beginning of year	$32,877	$36,854
Charged to costs and expenses	—	61
Recoveries	(393)	(1,128)
Write-offs	(390)	(2,910)
Foreign exchange and other	(20)	—
Reserve at end of year	$32,074	$32,877
Seasonal advances may be made to certain qualified growers, which are normally collected as the produce is harvested and sold. We generally require asset liens and pledges of the season's produce as collateral to support these advances. If sales of the season's produce do not result in full repayment of the advance, we may exercise the collateral provisions or renegotiate the terms, including terms of interest, to collect the remaining balance.
The gross grower receivable balance includes $29 million (all of which were classified as long-term) related to a Chilean grower of grapes and other produce as of December 31, 2014 and 2013. In 2011, we fully reserved the advances made to this Chilean grower, who was declared bankrupt later that year. We continue to aggressively negotiate recovery.
We provided seller financing in the 2009 sale of the former joint venture that sourced bananas and pineapples from the Philippines for sale in the Middle East and Asia. The financing for the sale of this joint venture is a note receivable in equal installments through 2019. In December 2014, this seller financing note receivable increased by $2 million related to the resolution of contingent consideration receivable from the 2009 sale. As of December 31, 2014, payments are current on this note receivable.

Note 7 — Inventories
Inventories consist of the following:

	December 31,
(In thousands)	2014	2013
Finished goods	$65,084	$69,450
Growing crops	75,412	74,985
Raw materials, supplies and other	56,811	66,129
	$197,307	$210,564
The carrying value of inventories valued by the LIFO method was approximately $98 million and $105 million at December 31, 2014 and 2013, respectively. At current costs, these inventories would have been approximately $44 million and $43 million higher than the LIFO values at December 31, 2014 and 2013, respectively. The company had $11 million of LIFO liquidations in 2014. There were no significant LIFO liquidations in 2013.
Note 8 — Property, Plant and Equipment
Property, plant and equipment consist of the following:

	December 31,
(In thousands)	2014	2013
Land	$46,891	$39,560
Buildings and improvements	231,879	210,388
Machinery, equipment and other	447,951	433,658
Containers	21,268	22,096
Cultivations	86,756	71,491
	834,745	777,193
Accumulated depreciation	(456,091)	(422,637)
	378,654	354,556
Construction in progress	18,375	36,217
	$397,029	$390,773
Note 9 — Equity Method Investments
Our share of the earnings (losses) from all equity method investments was $3 million, less than $1 million and $(33) million in 2014, 2013 and 2012, respectively, and our aggregate investment in remaining affiliates totaled $2 million and $1 million at December 31, 2014 and 2013, respectively. Our undistributed earnings from our equity method investments at December 31, 2014, 2013 and 2012 were not significant.
In 2014, "Equity in (earnings) losses of investees" primarily related to the resolution of $2 million of contingent consideration receivable from the 2009 sale of an equity method investment, which increased the note receivable as described in Note 6.
In 2013 and 2012, our primary equity method investment was Danone Chiquita Fruits SAS ("Danone JV"), which was formed in May 2010 to produce and sell fruit smoothies in Europe. In 2012, the board of directors of the Danone JV approved a change in strategy and the related discontinuation of a key product. As a result, we determined that the decline in estimated fair value of our equity-method investment was other than temporary during 2012 and recorded a $32 million loss included in "Equity in (earnings) losses of investees" to fully impair our equity-method investment and related assets and to record estimates of probable cash obligations to the Danone JV. As of December 31, 2012, we had fully accrued our obligations to fund the Danone JV. We did not record any "Equity in (earnings) losses" from the Danone JV in 2013 because we had fully impaired our investment and accrued funding obligations in 2012. We made no contributions to the Danone JV during 2012, and we discharged our remaining financial obligations to the equity method investment through total contributions of €14 million ($18 million) in 2013. After the sale of our interest in the Danone JV, the remaining equity method investments are not significant.

Aggregated and summarized financial information for our equity method investments is presented below. Assets and liabilities at December 31, 2014 and 2013 relate only to equity method investees that are not significant as our ownership in the Danone JV had been disposed prior to this date.

	Years ended December 31,
(In thousands)	2014	2013	2012
Revenue	$20,783	$24,322	$33,713
Gross profit	5,991	6,568	10,597
Net income (loss)	1,727	11,514	(39,014)
	December 31,
(In thousands)	2014	2013
Current assets	$5,924	$4,636
Total assets	14,123	12,940
Current liabilities	5,711	5,668
Total liabilities	6,963	7,166
We made no sales to equity method investees and $14 million, $14 million and $13 million of purchases from equity method investees for the years ended December 31, 2014, 2013 and 2012, respectively.
Note 10 — Goodwill, Trademarks and Intangible Assets
GOODWILL
Our goodwill is primarily related to our salad operations, Fresh Express, and is included in the Salads and Healthy Snacks reportable segment (see Note 20). Further discussion of goodwill impairments is included in Note 2. Activity related to goodwill is as follows:

(In thousands)	Gross Goodwill	Accumulated Impairment	Net Carrying Value
Balance at December 31, 2012	$552,274	$(534,179)	$18,095
Business disposal	(1,779)	1,779	—
Balance at December 31, 2013	$550,495	$(532,400)	$18,095
Balance at December 31, 2014	$550,495	$(532,400)	$18,095
TRADEMARKS
Our trademarks for Chiquita and Fresh Express are not amortizable (indefinite-lived). Further information on trademark impairments is included in Note 2. Balances related to trademarks are as follows:

	Chiquita Trademarks		Fresh Express Trademarks
(In thousands)	Gross Trademarks	Accumulated Impairment	Gross Trademarks	Accumulated Impairment	Net Trademarks
Balance at December 31, 2012	$387,585	$—	$61,500	$(23,000)	$426,085
Balance at December 31, 2013	$387,585	$—	$61,500	$(23,000)	$426,085
Balance at December 31, 2014	$387,585	$—	$61,500	$(23,000)	$426,085

OTHER INTANGIBLE ASSETS
Our other intangible assets are also primarily related to Fresh Express and are amortizable (definite-lived). Other intangible assets consist of the following:

	December 31,
(In thousands)	2014	2013
Amortized intangible assets:
Customer relationships	$110,000	$110,000
Patented technology	55,123	55,123
	165,123	165,123
Accumulated amortization:
Customer relationships	(56,755)	(50,647)
Patented technology	(30,823)	(27,563)
	(87,578)	(78,210)
Other intangible assets, net	$77,545	$86,913
Amortization expense of other intangible assets totaled approximately $9 million in 2014, 2013 and 2012. The estimated amortization expense associated with other intangible assets is approximately $9 million in each of the next five years. See Note 2 for discussion of impairment reviews.
Note 11 — Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities consist of the following:

	December 31,
(In thousands)	2014	2013
Accounts payable:
Trade	$192,962	$216,941
Other	30,324	31,332
	$223,286	$248,273
Accrued liabilities:
Payroll and employee benefit costs	$55,986	$48,267
Other	94,969	109,767
	$150,955	$158,034

Note 12 — Debt including Capital Lease Obligations
As more fully described in Note 1, in connection with the purchase of all of our stock by affiliates of the Cutrale and Safra Groups, $224 million of the 7.875% Notes were redeemed in January and February 2015, $150.9 million of the Convertible Notes were repurchased in February 2015, and the 2013 ABL (defined below) was replaced with the 2015 ABL in February 2015, which did not contain a term loan. A related party loan was established to fund certain of these transactions.
The carrying values of our debt represent amortized cost and are summarized below with estimated fair values:

	December 31, 2014		December 31, 2013
	Carrying	Estimated	Carrying	Estimated
(In thousands)	Value	Fair Value[1]	Value	Fair Value[1]
7.875% Senior Secured Notes due 2021	$412,483	$447,000	$422,174	$459,000
4.25% Convertible Senior Notes due 2016	176,431	200,000	164,050	194,000
2013 ABL Term Loan	4,875	4,800	6,375	6,000
Capital lease obligations[2]	41,891	41,800	39,025	39,000
Other debt	6,541	6,500	—	—
Less current portion	(4,703)		(2,271)
Total long-term debt and capital lease obligations	$637,518		$629,353

[1]
The fair value of the senior notes is based on observable inputs, which include quoted prices for similar assets or liabilities in an active market and market-corroborated inputs (Level 2). All other debt may be traded on the secondary loan market, and the fair value is based on either the last available trading price, if recent, or trading prices of comparable debt (Level 3). See Note 14 for discussion of fair value.

[2]	Capital lease obligations include the borrowings for the salad production and warehousing facility in the Midwest. See further description of the build-to-suit lease below.
Debt maturities are as follows:

(In thousands)	Long-Term Debt	Capital Lease Obligations	Total
2015	$2,952	$1,751	$4,703
2016	203,067	1,610	204,677
2017	3,194	1,636	4,830
2018	2,203	1,597	3,800
2019	—	1,133	1,133
Later years	415,000	34,164	449,164
Total cash payments for interest were $47 million, $47 million and $36 million in 2014, 2013 and 2012, respectively.
RETIRING OF CREDIT FACILITY AND 7.5% SENIOR NOTES
In February 2013, we received $457 million of net proceeds from issuance of the 7.875% Notes and the initial borrowings of the 2013 ABL (defined below). The proceeds were used to retire a senior secured credit facility ("Credit Facility") on February 5, 2013 and to deposit in escrow funds sufficient to retire the 7.5% Senior Notes due 2014 ("7.5% Notes") at par plus accrued interest through the March 7, 2013 settlement date. Related expenses of $6 million were included in "Loss on debt extinguishment" on the Consolidated Statements of Income and the Consolidated Statements of Cash Flow. The loss included the write-off of deferred financing fees relating to the Credit Facility and the 7.5% Notes, which were $5 million and $1 million, respectively.
7.875% SENIOR SECURED NOTES
In February 2013, CBII and its main operating subsidiary, Chiquita Brands L.L.C. ("CBLLC"), completed the offering of $425 million of 7.875% senior secured notes due February 1, 2021 ("7.875% Notes"). The notes were issued at 99.274% of par, resulting in a recorded discount that will be amortized over the life of the 7.875% Notes to reflect the effective interest rate of 8.0%. The 7.875% Notes were registered with the United States Securities and Exchange Commission through an exchange offer on January 6, 2014, which was completed on February 4, 2014.
The 7.875% Notes are guaranteed on a senior secured basis by all of CBII's and CBLLC's existing direct and indirect domestic subsidiaries, other than de minimis subsidiaries, and by certain future direct and indirect domestic subsidiaries. The 7.875% Notes and the guarantees are secured, subject to certain exceptions and permitted liens, on a first-priority basis by liens on CBII's, CBLLC's and the guarantors' existing and after acquired material domestic real estate, certain intellectual property and 100% of the stock of substantially all of CBII's and CBLLC's domestic subsidiaries and up to 65% of the stock of certain foreign subsidiaries, with the lien on subsidiary stock limited to less than 20% of the principal amount of the 7.875% Notes. The 7.875% Notes and the guarantees are secured, on a second-priority basis, by liens on the assets that secure CBII's and CBLLC's obligations under the ABL Facility described below on a first-priority basis, including present and future receivables, inventory, equipment and substantially all of CBII's, CBLLC's and the guarantors' other domestic assets that do not secure the 7.875% Notes on a first-priority basis.
The 7.875% Notes bear interest of 7.875% per year (payable semi-annually in arrears on February 1 and August 1 of each year). On or before February 1, 2016, CBII and CBLLC may redeem on one or more occasions up to 35% of the aggregate principal amounts with cash proceeds from certain equity sales at a redemption price of 107.875% of the principal amount plus accrued interest, provided that at least 65% of the original aggregate principal amount of the 7.875% Notes remains outstanding after each such redemption. Also, on or before February 5, 2016, CBII and CBLLC may redeem a portion of the 7.875% Notes at a redemption price of 103% of the principal amount plus accrued interest, provided that no more than $42.5 million aggregate principal amount may be redeemed each year. On January 31, 2014 we redeemed $10 million of the 7.875% Notes at 103% of the principal amount (plus interest to the redemption date), incurring less than $1 million of expense in 2014 for call premiums and deferred financing fee write-offs. CBII and CBLLC may also redeem the 7.875% Notes as follows:

If redeemed during the 12-month period commencing February 1,	Redemption Price
2016	105.906%
2017	103.938%
2018	101.969%
2019 and thereafter	100.000%
Prior to February 1, 2016, the 7.875% Notes can be redeemed at a redemption price of 105.906% plus the Applicable Premium, which is the sum of the interest payments that would be payable through February 1, 2016 discounted at the treasury rate. Upon a change of control of CBII, CBII and CBLLC were required to make an offer to purchase the notes at 101% of their principal amount, plus accrued interest; as described in Note 1, an insignificant number of holders of 7.875% Notes accepted this offer that was made in February 2015.
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
The 7.875% Notes include customary events of default, including: failure to pay principal or interest when due; acceleration of other debt agreements representing more than $30 million of indebtedness of CBII and CBLLC and certain subsidiaries; failure to pay non-appealable judgments in excess of $30 million against CBII or CBLLC and certain subsidiaries; and certain bankruptcy events.
4.25% CONVERTIBLE SENIOR NOTES
Our $200 million of Convertible Notes:

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

•
may be settled, upon conversion, in shares, in cash or in any combination thereof at our option; our current intent and policy is to settle with a cash amount equal to the principal portion together with shares of our common stock to the extent that the obligation exceeds such principal portion.

•	are callable for redemption as of February 19, 2014, under certain circumstances relating to our common stock trading price.

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

To estimate the fair value of the debt component upon issuance, we discounted the principal balance to result in an effective interest rate of 12.50%, the rate of similar instruments without the debt-for-equity conversion feature at the issuance date; this effective interest rate remains unchanged through the fourth quarter of 2014. The fair value of the equity component was estimated as the difference between the full principal amount and the estimated fair value of the debt component, net of an allocation of issuance costs and income tax effects. These were Level 3 fair value measurements (described in Note 14) and will be reconsidered in the event that any of the Convertible Notes are converted before their maturity.
The carrying amounts of the debt and equity components of the Convertible Notes are as follows:

	December 31,
(In thousands)	2014	2013
Principal amount of debt component[1]	$200,000	$200,000
Unamortized discount	(23,569)	(35,950)
Net carrying amount of debt component	$176,431	$164,050

Equity component	$84,904	$84,904
Issuance costs and income taxes	(3,210)	(3,210)
Equity component, net of issuance costs and income taxes	$81,694	$81,694

[1]
As of December 31, 2014 and 2013, the Convertible Notes' "if-converted" value did not exceed their principal amount because our common stock price was below the conversion price of the Convertible Notes.

The interest expense related to the Convertible Notes was as follows:

	December 31,
(In thousands)	2014	2013	2012
4.25% coupon interest	$8,500	$8,500	$8,500
Amortization of deferred financing fees	469	469	469
Amortization of discount on the debt component	12,381	10,968	9,715
	$21,350	$19,937	$18,684
ASSET-BASED LENDING FACILITY
CBII and CBLLC also entered into a 5-year secured asset-based lending facility ("2013 ABL") concurrently with the closing of the 7.875% Notes offering on February 5, 2013. The 2013 ABL consists of a revolver (the "2013 ABL Revolver") and a $7.5 million term loan (the "2013 ABL Term Loan"). The 2013 ABL matures at the earlier of February 5, 2018 or 60 days prior to the maturity of the 4.25% Convertible Senior Notes due August 15, 2016, unless such notes have been satisfactorily refinanced. The 2013 ABL Term Loan requires annual repayments of approximately $2 million.
The 2013 ABL has a maximum borrowing capacity of $150 million, with the 2013 ABL Revolver subject to a borrowing base calculation based on specified percentages of domestic receivables, certain inventory and certain domestic machinery and equipment.
At December 31, 2014, there were no borrowings under the 2013 ABL Revolver, under which $79 million was available after $25 million was used to support letters of credit.
Loans under the 2013 ABL bear interest at:

•	A rate equal to LIBOR plus a margin of from 1.75% to 2.25%, or Base Rate plus a margin of from 0.25% to 0.75%, determined based on levels of borrowing availability reset each fiscal quarter.

•
In the case of the Fixed Asset Sub-Line, a rate equal to LIBOR plus a margin from 2.25% to 2.75%, or Base Rate plus a margin of from 0.75% to 1.25%, determined based on levels of borrowing availability reset each fiscal quarter; and

•
In the case of the 2013 ABL Term Loan, a rate equal to LIBOR plus a margin from 2.75% to 3.25%, or Base Rate plus a margin of from 1.25% to 1.75%, determined based on levels of borrowing availability reset each fiscal quarter.

At December 31, 2014, the weighted average interest rate for the 2013 ABL was LIBOR plus 2.75%, or 2.92%.
The 2013 ABL contains a fixed charge coverage ratio covenant that did not apply at December 31, 2014 because it is only applicable when excess availability (as defined under such facility) is less than $20 million. The 2013 ABL also contains a covenant requiring CBII and its subsidiaries to maintain substantially all of its cash in accounts that are subject to the control of the collateral agent under the ABL Facility that did not apply at December 31, 2014 because it is only applicable when (a) an event of default under the facility occurs and is continuing or (b) excess availability (as defined under such facility) is less than $25 million.
The 2013 ABL also contains other customary affirmative and negative covenants, including limitations on CBII and its subsidiaries' ability to incur indebtedness, create or permit the existence of liens over their assets, engage in certain mergers, asset sales and liquidations, prepay certain indebtedness, pay dividends and other "restricted payments," and engage in transactions with their affiliates, in each case subject to customary exceptions.
At December 31, 2014, we were in compliance with the 2013 ABL and our other debt agreements and expect to remain in compliance for at least the next twelve months.
BUILD-TO-SUIT LEASE FOR MIDWEST SALAD PLANT CONSOLIDATION
In June 2012, we entered into a 20-year lease agreement for a salad production and warehousing facility in the Midwest that replaced three existing facilities in the region. The lease agreement contains two 5-year extension periods. Though the construction costs were financed by the lessor, because of the specialized nature of the facility we acted as the construction agent and were responsible for all construction activity during the construction period. This resulted in our owning the facility for accounting purposes. The plant was phased into service during 2013, and the construction costs were finalized on March 31, 2014 resulting in an interest rate of 6.3% to calculate the capital lease liability and future payments. Lease payments will increase annually based on CPI. The total liability related to this facility was $41 million and $38 million at December 31, 2014 and 2013, respectively, of which $1 million was current at each of those dates.
Estimated future minimum lease payments required under capital lease obligations, primarily related to the Midwest salad production and warehousing facility described above, at December 31, 2014 are as follows, assuming no CPI increases:

(In thousands)
2015	$4,440
2016	4,254
2017	4,231
2018	4,138
2019	3,626
Later years	45,789
Total minimum payments	66,478
Less: interest	24,587
Capital lease obligation	41,891
Less: current portion	1,751
Capital lease obligation, net of current portion	$40,140
OTHER DEBT
In the first quarter of 2014, we purchased a group of banana farms in Honduras that were adjacent to farms that we already owned. The purchase included approximately 700 hectares of land, of which nearly 450 hectares are in production, as well as related buildings and equipment. The purchase price was $10 million, of which $3 million was paid at closing and is included in "Investing: Other, net" in the Consolidated Statement of Cash Flows. The remaining $7 million was financed by the sellers and is payable in annual installments over four years. The agreement did not specify an interest rate, and we calculated the debt balance using the effective rate method and an estimated interest rate of 8%.
Note 13 — Hedging
Derivative instruments are carried at fair value in the Consolidated Balance Sheets. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gains or losses is deferred as a component of "Accumulated other comprehensive income (loss)" ("AOCI") and reclassified into net income in the same period during which the hedged transaction affects net income. Gains and losses on derivatives representing hedge ineffectiveness are recognized in net income (loss) currently. See further information regarding fair value measurements of derivatives in Note 14.
To manage our exposure to exchange rates on the conversion of euro-based revenue into U.S. dollars, we use average rate euro put options, average rate collars (a purchased average rate euro put option paired with a sold average rate euro call option) and average rate euro forward contracts. In some cases, we may enter into an average rate euro put and an average rate euro call at the same strike rate (a "synthetic average rate forward") to effectively lock in the exchange rate of the notional amount similar to an average rate euro forward. Average rate euro put options require an upfront premium payment and reduce the risk of a decline in the value of the euro without limiting the benefit of an increase in the value of the euro. Average rate euro call options sold by us require an upfront premium payment to be received from the counterparty and limit the benefit of an increase in the value of the euro without limiting the risk of a decline in the value of the euro. Average rate forward contracts lock in the value of the euro and do not require an upfront premium. These instruments are designated as cash flow hedges.
In connection with the February 2013 debt refinancing further discussed in Note 12, certain of our hedging counterparties that were members of the Credit Facility were no longer participants in the 2013 ABL. Upon consummation of the 2013 ABL on February 5, 2013, we transferred all outstanding hedge positions with former Credit Facility members to lenders under the 2013 ABL. The transferred positions included approximately €71 million notional amount of euro call and put options that matured during the first three quarters of 2013. The change in counterparty is a change in a critical term resulting in termination of hedge accounting at the transfer date. Due to technical accounting requirements, these specific option contracts did not qualify to be re-designated as cash flow hedges at the transfer date. Therefore, the decline in fair value of these options through the transfer date was deferred in "AOCI" until the hedged transaction occurred because the related hedged cash flows remained probable of occurrence. However, unrealized changes in fair value after the transfer date were recognized currently in "Net sales." Loss of hedge accounting did not affect the put and call options' purpose of reducing the volatility inherent in exchanging euro-based revenue into U.S. dollars or change the ultimate earnings or cash flow recognized upon settlement of each position. However, loss of hedge accounting resulted in unintended volatility of earnings for the first, second and third quarters of 2013 as the fair market value adjustments after the transfer date was recognized in "Net sales." Ultimately, for the year ended December 31, 2013, the effect on earnings was the same as if we had maintained hedge accounting.
Most of our foreign operations use the U.S. dollar as their functional currency. As a result, balance sheet translation adjustments due to currency fluctuations are recognized currently in "Cost of sales." Through December 31, 2014, we also entered into 30-day euro forward contracts each month to economically hedge the net monetary assets exposed to euro exchange rates and reduce the resulting volatility. These 30-day euro forward contracts are not designated as hedging instruments, and gains and losses on these forward contracts are recognized currently in "Cost of sales" as follows:

	Year ended December 31,
(In thousands)	2014	2013	2012
Gains (losses) on 30-day euro forward contracts	$7,965	$(4,367)	$(2,812)
Gains (losses) from fluctuations in the value of the net monetary assets exposed to euro exchange rates	(16,517)	2,783	(2,187)
To minimize the volatility that changes in fuel prices can have on our operating results, we maintain a fuel surcharge program on sales in North America, and we enter into bunker fuel forward contracts (swaps) that allow us to lock in fuel prices for our European shipping rotations up to three years in advance. These bunker fuel forward contracts are designated as cash flow hedging instruments.
At December 31, 2014, our hedge portfolio was comprised of the following outstanding positions, which were all designated as cash flow hedges:

	Notional Amount	Contract Average Rate/Price	Settlement Period
Currency derivatives:
Purchased euro put options	€147 million	$1.35/€	2015[1]
Sold euro call options	€147 million	$1.40/€	2015[1]
Average rate forward contracts	€20 million	$1.38/€	2015[1]

3.5% Rotterdam Barge fuel derivatives:
Bunker fuel forward contracts	59,800 mt	$556/mt	2015[1]

[1]
Settlement periods for bunker fuel forward contracts and currency derivatives are through September 2015. Certain positions were net settled on February 5, 2015 in connection with entering into the 2015 ABL as described in Note 1.

Activity related to our derivative assets and liabilities designated as hedging instruments is as follows:

(In thousands)	Currency Hedge Portfolio	Bunker Fuel Forward Contracts
Balance at December 31, 2012	$(23,215)	$8,572
Realized (gains) losses included in net income	22,476	(7,470)
Transfers[1]	7,638	193
Purchases (sales), net[2]	1,167	—
Changes in fair value	(13,080)	(307)
Balance at December 31, 2013	$(5,014)	$988
Realized (gains) losses included in net income	(6,321)	4,473
Purchases (sales), net[2]	426	—
Changes in fair value	34,644	(21,451)
Balance at December 31, 2014	$23,735	$(15,990)

[1]	Represents the fair value at the transfer date of positions where hedge accounting was terminated. See discussion above.

[2]
Purchases (sales) represent the cash premiums paid upon the purchase of euro put options or received upon the sale of euro call options. Bunker fuel and currency forward contracts require no up-front cash payment and have an initial fair value of zero; settlements on the forward contracts (swaps) occur upon their maturity.

Deferred net gains (losses) in "AOCI" at December 31, 2014 are expected to be reclassified into income as follows in thousands:

Expected Period of Recognition	Currency Hedge Portfolio	Bunker Fuel Forward Contracts	Total
2015	$23,211	$(15,912)	$7,299
The following table summarizes the effect of our derivatives designated as cash flow hedging instruments on OCI and earnings:

	Year Ended December 31, 2014			Year Ended December 31, 2013
(In thousands)	Currency Hedge Portfolio	Bunker Fuel Forward Contracts	Total	Currency Hedge Portfolio	Bunker Fuel Forward Contracts	Total
Gain (loss) recognized in OCI on derivative (effective portion)	$36,783	$(20,912)	$15,871	$(12,559)	$1,448	$(11,111)
Gain (loss) reclassified from AOCI into income (effective portion)[1]	7,391	(4,473)	2,918	(29,858)	7,470	(22,388)
Gain (loss) recognized in income on derivative (ineffective portion)[1]	—	(539)	(539)	—	(1,562)	(1,562)

[1]
Both the gain (loss) reclassified from "AOCI" into income (effective portion) and the gain (loss) recognized in income on derivative (ineffective portion), if any, are included in "Net sales" for the currency hedge portfolio and "Cost of sales" for bunker fuel forward contracts.

Note 14 — Fair Value Measurements
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

The following table summarizes financial assets and liabilities carried at fair value, including derivative instruments on a gross basis, and the location of these instruments on the Consolidated Balance Sheets as of December 31, 2014 and 2013:

		Assets (Liabilities)	Fair Value Measurements Using
(In thousands)		at Fair Value	Level 1	Level 2	Level 3

December 31, 2014
Derivatives recorded in "Other current assets":
Currency hedge portfolio	Gross amounts of recognized assets	$10,215	$—	$10,215	$—
Currency hedge portfolio	Gross amounts offset in the balance sheets	(145)	—	(145)	—
Net amount recorded in other current assets		10,070	—	10,070	—
Derivatives recorded in "Accrued liabilities":
Currency hedge portfolio	Gross amounts offset in the balance sheets	14,103	—	14,103	—
Currency hedge portfolio	Gross amounts of recognized liabilities	(438)	—	(438)	—
Bunker fuel forward contracts	Gross amounts of recognized liabilities	(15,990)	—	(15,990)	—
Net amount recorded in accrued liabilities		(2,325)	—	(2,325)	—
December 31, 2014		$7,745	$—	$7,745	$—

December 31, 2013
Derivatives recorded in "Investments & other assets, net":
Currency hedge portfolio	Gross amounts offset in the balance sheets	$(220)	$—	$(220)	$—
Bunker fuel forward contracts	Gross amounts of recognized assets	953	—	953	—
Bunker fuel forward contracts	Gross amounts offset in the balance sheets	(100)	—	(100)	—
Net amount recorded in investments & other assets, net		633	—	633	—
Derivatives recorded in "Accrued liabilities":
Currency hedge portfolio	Gross amounts offset in the balance sheets	1,250	—	1,250	—
Currency hedge portfolio	Gross amounts of recognized liabilities	(5,947)	—	(5,947)	—
Bunker fuel forward contracts	Gross amounts offset in the balance sheets	778	—	778	—
Bunker fuel forward contracts	Gross amounts of recognized liabilities	(643)		(643)
30-day euro forward contracts	Gross amounts offset in the balance sheets	245	—	245	—
Net amount recorded in accrued liabilities		(4,317)	—	(4,317)	—
Derivatives recorded in "Other liabilities":
Currency hedge portfolio	Gross amounts offset in the balance sheets	833	—	833	—
Currency hedge portfolio	Gross amounts of recognized liabilities	(930)	—	(930)	—
Net amount recorded in other liabilities		(97)	—	(97)	—
December 31, 2013		$(3,781)	$—	$(3,781)	$—
Except as described in Note 13, currency hedge portfolio and bunker fuel forward contracts are designated as hedging instruments. 30-day euro forward contracts are not designated as hedging instruments. To the extent derivatives in an asset position and derivatives in a liability position are with the same counterparty, they are netted in the Consolidated Balance Sheets because we enter into master netting arrangements with each of our hedging partners. As described in Note 1, on February 5, 2015 we net settled certain hedging arrangements in connection with entering into the 2015 ABL.
We value fuel hedging positions by applying an observable discount rate to the current forward prices of identical hedge positions. We value currency hedging positions by utilizing observable or market-corroborated inputs such as exchange rates, volatility and forward yield curves. We trade only with counterparties that meet certain liquidity and creditworthiness standards and do not anticipate non-performance by any of these counterparties. We do not require collateral from our counterparties, nor are we obligated to provide collateral when contracts are in a liability position. However, consideration of non-performance risk is required when valuing derivative instruments, and we include an adjustment for non-performance risk in the recognized measure of derivative instruments to reflect the full credit default spread ("CDS") applied to a net exposure by counterparty. When there is a net asset position, we use the counterparty's CDS; when there is a net liability position, we use our own estimated CDS. CDS is generally not a significant input in measuring fair value and was not significant for any of our derivative instruments in any period presented. See further discussion and tabular disclosure of hedging activity in Note 13.

Financial instruments not carried at fair value consist of our debt. See further fair value discussion and tabular disclosure in Note 12.
As shown in Note 16, fair value measurements of benefit plan assets included in net benefit plan liabilities are based on quoted market prices in active markets (Level 1) or quoted prices in inactive markets (Level 2). The carrying amounts of cash and equivalents, accounts receivable, other receivables including current and non-current finance receivables and accounts payable approximate fair value.
Nonrecurring fair value measurements include:

•
Level 3 fair value measurements used in the impairment reviews of goodwill and intangible assets, which are described in Note 2 and take place annually during the fourth quarter or as circumstances indicate the possibility of impairment;

•	Level 3 fair value measurements used in measuring impairments related to long-lived assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable; and

•	Level 3 fair value measurements used in other-than-temporary impairment assessments of equity-method investments.
Note 15 — Operating Leases
Total rental expense consists of the following:

(In thousands)	2014	2013	2012
Gross rentals:
Ships and containers	$200,214	$182,998	$198,137
Other	36,469	36,682	42,252
	236,683	219,680	240,389
Sublease rentals	(4,773)	(4,463)	(21,961)
	$231,910	$215,217	$218,428
In order to ship bananas from our growing regions to our markets, we lease specialized cargo ships and also contract for transportation aboard third-party cargo ships. We have approximately eleven ships in rotation and may lease additional temporary capacity as needed with leases of one month or less. As of December 31, 2014, we had ten ships under lease, with two of these scheduled to expire in late-2015, four in late-2016 and four in late-2018. From 2007 through mid-2014, we had eleven cargo ships under a long-term sale-leaseback arrangement. We incurred an additional $5 million of cost in 2014 in connection with the changeover of these ships. A deferred gain on this 2007 sale-leaseback was recognized as a reduction of "Cost of sales" over the base term of the leases, through 2014. To maintain our shipping rotation, we contracted additional third-party ships. Lease expense in 2012 included $6 million of losses on the sublease of three ships that were temporarily taken out of our shipping rotation, net of $2 million of related sale-leaseback gain amortization during the sublease period.
We also lease more than 15,000 containers and approximately 3,000 to 4,000 generator sets and chassis used for inland transportation of these containers. These leases range from 5-8 years and are used for both ocean and ground transportation of bananas, other produce and other cargo. Certain of these lease arrangements include financial covenants that reference the 2013 ABL described in Note 12. At December 31, 2014, we were in compliance with these financial covenants and expect to remain in compliance for at least twelve months from the balance sheet date.
A portion of our operating leases of containers contain residual value guarantees under which we guarantee a certain minimum value of the containers at the end of the lease. If we do not exercise our purchase option at the end of the lease, and the lessor cannot sell the containers for at least the guaranteed amount, we will have to pay the difference to the lessor. We estimate that the residual value guarantees are approximately $8 million, $18 million and $16 million at December 31, 2014, 2013 and 2012, respectively. We also estimate that the fair value of these residual value guarantees are nominal because the fair value of the containers at the end of the lease term is expected to exceed the residual value that was guaranteed under the lease. Therefore, we do not expect to make payments under the residual value guarantees and have not recorded a liability in the consolidated financial statements.
Portions of the minimum rental payments for ships constitute reimbursement for ship operating costs paid by the lessor. In addition, we incur a significant amount of short-term rental expense related to leases of ships and also for farm land used to grow lettuce, which are not included in the future minimum rental payments table below.

Future minimum rental payments required under operating leases having initial or remaining non-cancelable lease terms in excess of one year at December 31, 2014 are as follows:

(In thousands)	Ships and Containers	Other	Total
2015	$149,975	$22,616	$172,591
2016	112,765	19,594	132,359
2017	48,164	18,073	66,237
2018	38,260	13,945	52,205
2019	4,878	8,294	13,172
Later years	7,718	29,849	37,567
Note 16 — Pension and Severance Benefits
We have several defined benefit and defined contribution pension plans covering domestic and foreign employees and have severance plans covering Central American employees. Pension plans covering eligible salaried and hourly employees and Central American severance plans for all employees call for benefits to be based upon years of service and compensation rates. We use a December 31 measurement date for all of our plans.
Pension and severance expense consists of the following:

	Domestic Plans
(In thousands)	2014	2013	2012
Defined benefit and severance plans:
Service cost	$464	$465	$363
Interest on projected benefit obligation	993	892	1,086
Expected return on plan assets	(1,313)	(1,294)	(1,477)
Recognized actuarial loss	411	495	374
	555	558	346
Defined contribution plans	5,138	4,803	8,544
Total pension and severance expense	$5,693	$5,361	$8,890

	Foreign Plans
(In thousands)	2014	2013	2012
Defined benefit and severance plans:
Service cost	$6,956	$6,992	$6,783
Interest on projected benefit obligation	4,661	4,293	3,903
Expected return on plan assets	(27)	(33)	(32)
Recognized actuarial loss	650	734	570
Amortization of prior service cost	128	128	128
	12,368	12,114	11,352
Defined contribution plans	438	461	466
Total pension and severance expense	$12,806	$12,575	$11,818
Our foreign pension and severance benefit obligations relate primarily to Central American benefits which, in accordance with local government regulations, are generally not funded until benefits are paid. Domestic pension plans are funded in accordance with the requirements of the Employee Retirement Income Security Act.

Financial information with respect to our domestic and foreign defined benefit pension and severance plans is as follows:

	Domestic Plans Year Ended December 31,		Foreign Plans Year Ended December 31,
(In thousands)	2014	2013	2014	2013
Fair value of plan assets at beginning of year	$21,373	$19,468	$5,559	$5,176
Actual return on plan assets	872	3,938	23	26
Employer contributions	985	839	6,739	6,538
Benefits paid	(2,718)	(2,872)	(6,276)	(6,228)
Foreign exchange	—	—	(200)	47
Fair value of plan assets at end of year	$20,512	$21,373	$5,845	$5,559

Projected benefit obligation at beginning of year	$23,039	$27,333	$67,811	$60,685
Service and interest cost	1,457	1,357	11,617	11,290
Actuarial loss (gain)	4,279	(2,779)	4,813	1,856
Benefits paid	(2,718)	(2,872)	(6,276)	(6,228)
Foreign exchange	—	—	(747)	208
Projected benefit obligation at end of year	$26,057	$23,039	$77,218	$67,811

Plan assets less than projected benefit obligation	$(5,545)	$(1,666)	$(71,373)	$(62,252)
The short-term portion of the foreign plans' unfunded status was approximately $6 million and $6 million as of December 31, 2014 and 2013, respectively. There is no short-term portion of the domestic plans' unfunded status at both December 31, 2014 and 2013. The foreign plans' accumulated benefit obligation was $56 million and $51 million as of December 31, 2014 and 2013, respectively. The domestic plans' accumulated benefit obligation was $26 million and $23 million as of December 31, 2014 and 2013, respectively.
The following weighted-average assumptions were used to determine the projected benefit obligations for our domestic pension plans and foreign pension and severance plans:

	Domestic Plans December 31,		Foreign Plans December 31,
	2014	2013	2014	2013
Discount rate	3.70%	4.40%	5.90%	6.90%
Rate of compensation increase[1]	—%	—%	5.00%	5.00%

1.	During 2013, the last active participant in the domestic defined benefit plan retired and therefore, the rate of compensation increase is no longer applicable.
Our long-term rate of return on plan assets is based on the strategic asset allocation and future expected returns on plan assets. The following weighted-average assumptions were used to determine the net periodic benefit cost for our domestic pension plans and foreign pension and severance plans:

	Domestic Plans December 31,		Foreign Plans December 31,
	2014	2013	2014	2013
Discount rate	4.40%	3.50%	6.90%	6.80%
Rate of compensation increase	n/a	5.00%	5.00%	5.00%
Long-term rate of return on plan assets	7.00%	7.00%	0.40%	0.70%
Included in "AOCI" in the Consolidated Balance Sheets are the following amounts that have not yet been recognized in net periodic pension cost:

	December 31,
(In thousands)	2014	2013
Unrecognized actuarial losses	$26,682	$18,438
Unrecognized prior service costs	564	692

The total prior service cost and net actuarial loss included in "AOCI" and expected to be included in net periodic pension cost during the next twelve months is $1 million.
The weighted-average asset allocations of our domestic pension plans and foreign pension and severance plans by asset category are as follows:

	Domestic Plans December 31,		Foreign Plans December 31,
	2014	2013	2014	2013
Asset category:
Equity securities	19%	79%	7%	7%
Fixed income securities	77%	20%	52%	52%
Cash and equivalents	4%	1%	41%	41%
The primary investment objective for the domestic plans is preservation of capital with a reasonable amount of long-term growth and income without undue exposure to risk. This is provided by a balanced strategy using fixed income securities, equities and cash equivalents. The target allocation of the overall fund was updated in 2014 to be 25% equities and 75% fixed income securities. The cash position is maintained at a level sufficient to provide for the liquidity needs of the fund. For the funds covering the foreign plans, the asset allocations are primarily mandated by the applicable governments, with an investment objective of minimal risk exposure.
Mutual funds, domestic common stock, corporate debt securities and mortgage-backed pass-through securities held in the plans are publicly traded and are valued using the net asset value, or closing price of the investment at the measurement date. There have been no changes in the methodologies used at December 31, 2014 and 2013. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while we believe our valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The fair values of assets of our pension plans were as follows:

		Fair Value Measurements Using
(In thousands)	Total	Level 1	Level 2	Level 3
December 31, 2014
Domestic pension plans:
Money market accounts	$816	$816	$—	$—
Mutual funds:
Domestic equity	849	849	—	—
International equity	1,423	1,423	—	—
Domestic fixed income	969	969	—	—
Domestic closed end	1,643	1,643	—	—
Large-cap common stock	—	—	—	—
Fixed income securities:
Corporate bonds	1,588	—	1,588	—
Mortgage/asset-backed securities	995	—	995	—
Government bonds	12,229	—	12,229	—
Total assets of domestic pension plans	20,512	5,700	14,812	—
Foreign pension and severance plans:
Cash and equivalents	2,395	2,395	—	—
Equity	395	395	—	—
Fixed income securities	3,055	—	3,055	—
Total assets of foreign pension and severance plans	5,845	2,790	3,055	—
Total assets of pension and severance plans	$26,357	$8,490	$17,867	$—
December 31, 2013
Domestic pension plans:
Money market accounts	$297	$297	$—	$—
Mutual funds:
Domestic equity	5,183	5,183	—	—
International equity	3,177	3,177	—	—
Domestic fixed income	1,489	1,489	—	—
Domestic closed end	3,754	3,754	—	—
Large-cap common stock	4,712	4,712	—	—
Fixed income securities:
Corporate bonds	1,427	—	1,427	—
Mortgage/asset-backed securities	1,023	—	1,023
Other	311	—	311	—
Total assets of domestic pension plans	21,373	18,612	2,761	—
Foreign pension and severance plans:
Cash and equivalents	2,282	2,282	—	—
Equity	383	383	—	—
Fixed income securities	2,894	—	2,894	—
Total assets of foreign pension and severance plans	5,559	2,665	2,894	—
Total assets of pension and severance plans	$26,932	$21,277	$5,655	$—
We expect to contribute approximately $1 million, including discretionary contributions, to our domestic defined benefit pension plans and expect to contribute approximately $9 million to our foreign pension and severance plans in 2015.

Expected benefit payments for our domestic defined benefit pension plans and foreign pension and severance plans are as follows:

(In thousands)	Domestic Plans	Foreign Plans
2015	$2,081	$9,141
2016	2,044	8,953
2017	2,000	8,679
2018	1,963	8,754
2019	1,911	8,634
2020-2024	8,685	42,876
We are also a participant in several multiemployer defined benefit plans based in the United Kingdom and the United States. Expense is recognized as we are notified of funding requirements. Expense recognized related to these multiemployer plans in 2014, 2013 and 2012 was not significant. We do not expect future contribution requirements to be material.
Note 17 — Income Taxes
Income (loss) from continuing operations before income taxes was as follows:

(In thousands)	2014	2013	2012
Domestic	$(104,740)	$(96,834)	$(260,044)
Foreign	62,536	85,638	(37,751)
Loss from continuing operations before income taxes	$(42,204)	$(11,196)	$(297,795)
"Income tax (expense) benefit" in the Consolidated Statements of Income consists of the following:

	December 31,
(In thousands)	2014	2013	2012
Current:
U.S. State and local	$(1,053)	$(920)	$(1,353)
International	(15,407)	(12,607)	(13,569)
Total current income tax (expense) benefit	(16,460)	(13,527)	(14,922)
Deferred:
U.S. Federal	—	—	(82,098)
U.S. State and local	(2,545)	1,258	(6,456)
International	(1,327)	7,650	(1,763)
Total deferred income tax (expense) benefit	(3,872)	8,908	(90,317)
Total income tax (expense) benefit	$(20,332)	$(4,619)	$(105,239)
Cash payments for income taxes were $15 million, $7 million and $8 million in 2014, 2013 and 2012, respectively.

The components of deferred income taxes included on the Consolidated Balance Sheets are as follows:

	December 31,
(In thousands)	2014	2013
Deferred tax assets:
Net operating loss carryforwards	$285,858	$264,794
Other tax carryforwards	3,773	4,658
Employee benefits	34,649	30,759
Accrued expenses	36,042	30,937
Depreciation and amortization	18,765	21,517
Transaction costs	20,627	—
Other	18,734	16,374
Total deferred tax assets	418,448	369,039
Valuation allowance	(366,287)	(298,704)
Deferred tax assets, net	$52,161	$70,335
Deferred tax liabilities:
Depreciation and amortization	$(5,447)	$(5,895)
Growing crops	(18,158)	(18,482)
Trademarks	(115,649)	(124,402)
Discount on Convertible Notes	(9,312)	(13,803)
Other	(303)	(1,555)
Total deferred tax liabilities	(148,869)	(164,137)
Net deferred tax liabilities	$(96,708)	$(93,802)
Deferred taxes are included in the following captions in the Consolidated Balance Sheets:

	December 31,
(In thousands)	2014	2013
Other current assets	$4,557	$6,659
Investments and other assets, net	3,100	3,218
Deferred tax liabilities	(104,365)	(103,679)
Net deferred tax liability	$(96,708)	$(93,802)
U.S. federal net operating loss carryforwards ("NOLs") were $405 million and $395 million as of December 31, 2014 and 2013, respectively. The U.S. NOLs existing at December 31, 2014 will expire between 2024 and 2035 and remain subject to examination until the year in which they are utilized. Foreign NOLs were $878 million and $620 million at December 31, 2014 and 2013, respectively. U.S. state NOLs were $349 million and $373 million as of December 31, 2014 and 2013, respectively. The U.S. state NOLs will expire between 2015 and 2035. Foreign NOLs existing at December 31, 2014 of $736 million will expire between 2015 and 2030. The remaining $142 million of foreign NOLs existing at December 31, 2014 have an indefinite carryforward period.
A valuation allowance has been established against most of our U.S. federal and state deferred tax assets, which are primarily NOLs. The assessment of the realization of the deferred tax assets was based primarily on the 3-year cumulative loss position incurred as of December 31, 2012. As a result of the negative indicator, all evidence to support the realization of the deferred tax assets was reevaluated, including existing deferred tax liabilities, tax planning strategies consistent with current business plans and forecasted future taxable income. The primary positive evidence related to forecasts of future taxable income; however, accounting guidance restricts the amount of reliance that can be placed on future taxable income because it is not objectively verifiable. A sustained period of profitability in our North American businesses will be required before the full amount of the valuation allowance would be reversed. Until such time, the utilization of existing U.S. net operating losses or generation of additional U.S. net operating losses will not result in income tax expense or benefit as the corresponding valuation allowance will be released or established for the same value and as such have a significant impact on our effective tax rate.
Our overall effective tax rate varies significantly from period to period due to the level and mix of income among domestic and foreign jurisdictions and the creation or release of valuation allowance. Many of these foreign jurisdictions have tax rates that are lower than the U.S. statutory rate, and we also continue to maintain full valuation allowances on deferred tax assets in some of these foreign jurisdictions. Other items that do not otherwise affect our earnings can also affect the overall effective tax rate, such as the effect of changing exchange rates on intercompany balances that can change the mix of income among domestic and foreign jurisdictions. The 2012 income tax expense also includes $4 million of out of period adjustment expense. We do not believe the error was material to any prior or current year financial statements.
Undistributed earnings of foreign subsidiaries, which were approximately $1.8 billion at December 31, 2014, are considered to have been permanently reinvested in foreign operations. Accordingly, no provision for U.S. federal and state income taxes has been recorded on these earnings.
"Income tax (expense) benefit" differs from income taxes computed at the U.S. federal statutory rate for the following reasons:

(In thousands)	2014	2013	2012
Income tax (expense) benefit computed at U.S. federal statutory rate	$14,771	$3,918	$104,228
State income taxes, net of federal benefit	2,910	219	(5,076)
Impact of foreign operations	29,203	10,879	(15,100)
Change in tax rates[1]	—	31,462	—
Change in valuation allowance	(57,805)	(52,279)	(133,135)
Goodwill impairment	—	—	(52,500)
Tax contingencies	(9,196)	182	(2,230)
Non-deductible compensation	(1,098)	—	—
Other	883	1,000	(1,426)
Income tax (expense) benefit	$(20,332)	$(4,619)	$(105,239)

1.
At the end of 2012, a Swiss tax ruling expired and has not been renewed by the tax authorities. This resulted in a higher statutory tax rate and increased our Swiss deferred tax assets. However, we maintain a full valuation allowance on our Swiss deferred tax assets, so the effect of this change in tax rate was entirely offset by a corresponding change in the related valuation allowance.

At December 31, 2014, 2013 and 2012, we have unrecognized tax benefits, which could affect our effective tax rate, if recognized. Interest and penalties included in "Income tax (expense) benefit" were $1 million, less than $1 million and less than $1 million in 2014, 2013 and 2012, respectively, and the cumulative interest and penalties included in the Consolidated Balance Sheets at December 31, 2014 and 2013 were $3 million and $2 million, respectively.
A summary of the activity for our unrecognized tax benefits follows:

(In thousands)	2014	2013	2012
Balance as of beginning of the year	$4,081	$5,925	$6,308
Additions of tax positions of prior years	6,441	56	3,815
Reductions of tax positions of prior years	(842)	—	—
Reductions due to lapse of the statute of limitations	(58)	(1,899)	(4,196)
Foreign currency exchange change	(1)	(1)	(2)
Balance as of end of the year	$9,621	$4,081	$5,925
During the next twelve months, it is reasonably possible that unrecognized tax benefits impacting the effective tax rate could be recognized as a result of the expiration of statutes of limitation in the amount of less than $1 million plus accrued interest and penalties.
Additionally, Ecuador is challenging the transfer pricing practices of major banana exporters and has assessed $23 million of income taxes, penalties and interest related to transfer pricing from 2008 through 2010 and $5 million of statutorily required profit sharing related to transfer pricing from 2010. Other tax years remain open and under audit and may result in additional assessments before the matter is resolved. We believe appropriate transfer pricing was used and that more likely than not, we will succeed upon appeal. Therefore, we do not have unrecognized tax benefits related to this matter included in our December 31, 2014 or December 31, 2013 balance sheets.

The following tax years remain subject to examinations by major tax jurisdictions:

Tax Years
Tax Jurisdiction:
United States	2011 – current
Germany	2008 – current
Italy	2009 – current
Netherlands	2007 – current
Switzerland	2009 – current
Ecuador	2008 – current
Note 18 — Stock-Based Compensation
As described in Note 1, the change in control that occurred on January 6, 2015 caused all unvested stock awards as of that date to immediately vest and become payable at $14.50 per share. The change in control that resulted from the acquisition also changed our capital structure and resulted in the cancellation of our stock plans.
Prior to the acquisition, we were permitted to issue up to an aggregate of 10.5 million shares of common stock as stock awards (including restricted stock units), stock options, performance awards and stock appreciation rights ("SARs") under our stock incentive plan; at December 31, 2014, 1.3 million shares were available for future grants. Stock awards and stock options issued to our former chief executive officer are under a separate plan as described in Note 2. Stock options provide for the purchase of shares of common stock at fair market value at the date of grant. We issue new shares when grants of restricted stock units vest or when options are exercised under the stock plans. Stock compensation expense totaled $9 million, for each of the years ended December 31, 2014 and 2013, and $8 million for the year ended December 31, 2012.
RESTRICTED STOCK UNITS INCLUDING PERFORMANCE-BASED RESTRICTED STOCK UNITS
Our share-based awards primarily consist of restricted stock units ("RSU's"), which generally vest over four years. The fair value of the awards at the grant date is expensed over the period from the grant date to the date the employee is no longer required to provide service to earn the award. Prior to vesting, grantees are not eligible to vote or receive dividends on the restricted stock units.
In the second quarter of 2013, we granted certain executives performance-based restricted stock units ("PRSU's"), which include both performance and service conditions. PRSU awards vest upon satisfying Chiquita stock price performance metrics as established by the board of directors and meeting the service requirements. Prior to vesting, grantees are not eligible to vote or receive dividends on the performance-based restricted stock units. The estimated weighted average fair value per unit granted on May 28, 2013 and June 10, 2013 was $9.06 and $9.44, respectively, using a Monte-Carlo valuation technique based on market prices and the following assumptions at the dates of grant: weighted average risk-free interest rate of 2.2%, dividend yield of 0% and volatility factor for our common stock of 49%. The fair value of the awards is expensed over the period from the grant date to the date the employee is no longer required to provide service to earn the award.
A summary of the activity and related information for our RSU's and PRSU's is follows:

	RSU's		PRSU's
(In thousands, except per share amounts)	Units	Weighted average grant date price	Units	Weighted average grant date price
Unvested units at January 1, 2014	797	$9.83	246	$9.13
Units granted	292	12.24	—	—
Units vested	(438)	10.07	—	—
Units forfeited	(14)	10.07	—	—
Unvested units at December 31, 2014	637	$10.76	246	$9.13
Restricted stock and performance-based restricted stock units compensation expense totaled $6 million, $6 million and $8 million for the years ended December 31, 2014, 2013 and 2012, respectively. At December 31, 2014, there was $4 million of total unrecognized pre-tax compensation cost related to unvested restricted stock and performance-based restricted stock units. Prior to the change in control that occurred on January 6, 2015, this cost was expected to be recognized over a weighted-average period of approximately two years. The weighted average grant date price in 2013 and 2012 was $9.83 and $9.38, respectively.

LONG-TERM INCENTIVE PROGRAM
We have a Long-Term Incentive Program ("LTIP") for certain executive level and director employees. Awards are intended to be performance-based compensation as defined in Section 162(m) of the Internal Revenue Code. As discussed in Note 2, LTIP awards cover three year performance cycles and are measured partly on performance criteria (cumulative earnings per share and/or cumulative free cash flow generation) and partly on market criteria (total shareholder return relative to a peer group of companies). The LTIP allows a portion of the awards to be paid in cash in an amount substantially equal to the estimated tax liability triggered by such awards and are therefore liability-classified awards.
For the 2014-2016 and 2013-2015 periods, up to 0.3 million shares could be awarded depending on our achievement of the metrics. We awarded less than 0.1 million shares and less than $1 million in cash payments for the 2012-2014 plan in 2014. No shares and no cash payments for the both the 2010-2012 and 2011-2013 plans were awarded. LTIP compensation expense (income) totaled $2 million for each of the years ended December 31, 2014 and 2013, and $(1) million for the year ended December 31, 2012.
STOCK OPTIONS
The table below summarizes the hiring inducement stock option grant for 1,440,062 shares made to our former chief executive officer in October 2012 in accordance with New York Stock Exchange rules. The options granted to the chief executive officer are the only options outstanding at December 31, 2014 and are not part of the stock incentive plan. Half of the options granted to our former chief executive officer vested in each of October 2013 and 2014, and these options were exercisable through October 2017.
A summary of the activity and related information for our stock options follows:

	2014
(In thousands, except per share amounts)	Shares	Weighted average exercise price
Under option at January 1, 2014	1,440	$7.68
Options granted	—	—
Options exercised	—	—
Options forfeited or expired	—	—
Under option at December 31, 2014	1,440	$7.68
Options exercisable at December 31, 2014	1,440	$7.68
Stock option compensation expense totaled $1 million and $2 million for the years ended December 31, 2014 and 2013, respectively, and less than $1 million during 2012. At December 31, 2014, all expense related to the stock options has been recognized. Options outstanding as of December 31, 2014 had a weighted average remaining contractual life of three years. Options outstanding and exercisable at December 31, 2014 had a weighted average remaining life of three years and aggregate intrinsic value of $10 million.
The estimated weighted average fair value per option share granted was $2.68 in 2012 using a Black-Scholes option pricing model based on market prices and the following assumptions at the date of option grant: weighted average risk-free interest rate of 3.4%, dividend yield of 0%, volatility factor for our common stock of 50% and a weighted average expected life of three years for options not forfeited. There were no stock options granted during 2014 or 2013.
Note 19 — Shareholders' Equity and Reclassifications from Accumulated Other Comprehensive Income
As described in Note 1, our capital structure changed as a result of the acquisition on January 6, 2015. Prior to the acquisition, our Certificate of Incorporation authorized 20 million shares of preferred stock and 150 million shares of common stock. At December 31, 2014, shares of common stock were reserved for the following purposes:

Issuance upon conversion of the Convertible Notes (see Note 12)	11.8	million
Issuance upon exercise of stock options and other stock awards (see Note 18)	3.8	million

Gains and losses deferred in "AOCI" are reclassified and recognized in the Consolidated Statements of Income when they are realized. The items in the table below do not have an income tax effect because they are either permanent differences in the income tax calculation or they relate to jurisdictions where we have established full valuation allowances against our deferred tax assets. Amounts of (income) expense reclassified from AOCI are as follows (in thousands):

AOCI Component	Line Items Affected by Reclassifications from AOCI in the Consolidated Statements of Income	(Income) / expense reclassified from AOCI for the year ended December 31,
		2014	2013	2012
Currency translation	Other income (expense), net	$163	$—	$—
Available-for-sale investment	Other income (expense), net	—	(561)	(722)
Currency hedge portfolio derivatives	Net sales	(7,391)	29,858	(1,240)
Bunker fuel forward contracts	Cost of sales	4,473	(7,839)	(16,053)
Prior service cost and recognized actuarial loss amortization related to pensions*		1,189	1,357	789
* These accumulated other comprehensive income components are included in the computation of net periodic pension cost. See Note 16 for further details.
The changes in the components of accumulated other comprehensive income, net of tax, for the year ended December 31, 2014 and 2013 were as follows:

(In thousands)	Net cumulative currency translation gains (losses)	Net unrealized losses on qualifying cash flow hedges	Unrealized gains on available-for-sale investment	Net unrecognized losses related to pension and severance plans (1)	Total
Balance at December 31, 2012	$(120)	$(16,562)	$404	$(24,247)	$(40,525)
Other comprehensive income (loss) before reclassifications	(349)	(11,111)	157	3,230	(8,073)
Amounts reclassified from accumulated other comprehensive income	—	22,019	(561)	1,357	22,815
Net current-period other comprehensive income	(349)	10,908	(404)	4,587	14,742
Balance at December 31, 2013	$(469)	$(5,654)	$—	$(19,660)	$(25,783)
Other comprehensive income (loss) before reclassifications	16	15,871	—	(8,620)	7,267
Amounts reclassified from accumulated other comprehensive income	163	(2,918)	—	1,189	(1,566)
Net current-period other comprehensive income	179	12,953	—	(7,431)	5,701
Balance at December 31, 2014	$(290)	$7,299	$—	$(27,091)	$(20,082)
(1) Net of deferred tax asset (liability) of $401 thousand, $(530) thousand and $(283) thousand as of December 31, 2014, 2013 and 2012, respectively.
In 2006, the board of directors suspended the payment of dividends and had not declared dividend payments as of December 31, 2014. See Note 12 for further description of limitations on our ability to pay dividends under the 7.875% Notes and the 2013 ABL and Note 1 for limitations on our ability to pay dividends under the 2015 ABL.
.

Note 20 — Segment Information
We report the following three business segments:

•	Bananas: Includes the sourcing (purchase and production), transportation, marketing and distribution of bananas.

•
Salads and Healthy Snacks: Includes ready-to-eat, packaged salads, referred to in the industry as "value-added salads" and other value-added products, such as healthy snacking items, fresh vegetable and fruit ingredients used in food service; processed fruit ingredients; and our former equity-method investment in the Danone JV, which sold Chiquita-branded fruit smoothies in Europe (see Note 9).

•
Other Produce: Includes the sourcing, marketing and distribution of whole fresh produce other than bananas. Beginning in 2013, the primary product of the Other Produce segment is pineapples. As part of the 2012 restructuring plan, we exited our North American deciduous business at the end of the California grape season in December 2012.

Certain corporate expenses are not allocated to the reportable segments and are included in "Corporate costs." Inter-segment transactions are eliminated.
Financial information for each segment follows:

(In thousands)	Bananas	Salads and Healthy Snacks[1]	Other Produce	Corporate Costs[2]	Consolidated
2014
Net sales	$2,021,027	$942,675	$126,522	$—	$3,090,224
Operating income (loss)	113,698	15,753	(5,307)	(96,740)	27,404
Depreciation and amortization	22,726	34,885	205	2,850	60,666
Equity in earnings of investees	2,750	—	—	—	2,750
Total assets	1,085,878	435,835	30,945	59,380	1,612,038
Expenditures for long-lived assets	34,772	11,435	41	3,403	49,651
2013
Net sales	$1,969,560	$967,161	$120,761	$—	3,057,482
Operating income (loss)	111,569	(7,657)	(2,326)	(51,741)	49,845
Depreciation and amortization[3]	23,401	37,603	257	4,020	65,281
Equity in earnings of investees	258	—	—	—	258
Total assets	1,081,531	466,174	27,885	83,548	1,659,138
Expenditures for long-lived assets	26,587	18,757	37	3,673	49,054
2012
Net sales	$1,985,472	$952,882	$139,983	$—	3,078,337
Operating income (loss)	77,454	(218,292)	(18,120)	(94,876)	(253,834)
Depreciation and amortization	23,889	35,867	421	2,977	63,154
Equity in (losses) earnings of investees	344	(33,777)	—	—	(33,433)
Total assets	1,082,685	494,348	33,418	87,311	1,697,762
Expenditures for long-lived assets	23,351	23,070	131	6,888	53,440

1.
Salads and Healthy Snacks operating income includes $180 million ($171 million, net of tax) of goodwill and trademark impairments in 2012 as described in Note 2. Segment operating income and equity in (losses) earnings of investees includes $32 million in 2012 to fully impair the company's equity-method investment and related assets and to record estimates of probable cash obligations to the Danone JV as described in Note 9.

2.	Corporate costs include $51 million of transaction-related costs in 2014 as described in Note 5 and $35 million of relocation and restructuring costs in 2012 as described in Note 4.

3.	Depreciation and amortization allocations between segments for 2013 have been revised by $1 million. Consolidated totals and operating income by segment did not change.

Financial information by geographic area is as follows:

(In thousands)	2014	2013	2012
Net sales:
United States	$1,911,404	$1,858,418	$1,773,210

Italy	211,487	213,838	213,386
Germany	157,341	172,898	191,673
Other Core Europe	487,301	485,742	549,131
Total Core Europe[1]	856,129	872,478	954,190
Other International	322,691	326,586	350,937
Foreign net sales	1,178,820	1,199,064	1,305,127
Total net sales	$3,090,224	$3,057,482	$3,078,337

[1]	Core Europe includes the 28 member states of the European Union, Switzerland, Norway and Iceland.
Property, plant and equipment by geographic area:

	December 31,
(In thousands)	2014	2013
Property, plant and equipment, net:
United States	$210,041	$221,604
Central and South America	164,553	146,245
Other international	22,435	22,924
Total property, plant and equipment, net	$397,029	$390,773
Our products are sold throughout the world and our principal production and processing operations are conducted in the United States and Central America. Our earnings are heavily dependent upon products grown and purchased in Mexico and Central and South America. These activities are a significant factor in the economies of the countries where we produce bananas and related products, and are subject to the risks that are inherent in operating in such foreign countries, including: government regulation; currency restrictions, fluctuations and other restraints; import and export restrictions; burdensome taxes; additional tax assessments in foreign jurisdictions; risks of expropriation; threats to employees; political instability; terrorist activities including extortion; and risks of U.S. and foreign governmental action in relation to us. Should such circumstances occur, we might need to curtail, cease or alter our activities in a particular region or country. Trade restrictions apply to certain countries, such as Iran, that require U.S. government authorization for sales there; notwithstanding the broad trade sanctions against these countries, under current U.S. law and licenses issued thereunder, we are authorized to sell food products to specific customers in these countries. Our operations in some Central American countries are dependent upon leases and other agreements with the governments of these countries.
Note 21 — Contingencies
We and our subsidiaries are party to a variety of legal claims and proceedings in the ordinary course of business. Except as disclosed below, we have assessed the likelihood of these claims resulting in a material liability to be remote.
We had an accrual of $4 million, related to contingencies and legal proceedings in Europe at each of December 31, 2014 and 2013. In addition, we recorded $4 million in 2014 related to a contingent reimbursement obligation related to the 2004 sale of our former Colombian operations, which was recorded in "Other income (expense), net." While other contingencies described below may be material to the financial statements, we have determined that losses in these matters are not probable and have not accrued any other amounts. Regardless of their outcomes, we have paid, and will likely continue to incur, significant legal and other fees to defend ourselves in these proceedings, which may significantly affect our financial statements.
COLOMBIA-RELATED MATTERS
Tort Lawsuits. Between June 2007 and March 2011, nine civil tort lawsuits were filed against us by Colombian nationals in U.S. federal courts. These lawsuits assert claims under various state and federal laws, including the Alien Tort Statute (the "ATS lawsuits"). The over 6,000 plaintiffs in the ATS lawsuits claim to be persons injured, or family members or legal heirs of individuals allegedly killed or injured, by armed groups that received payments from the company's former Colombian subsidiary. We had voluntarily disclosed these payments to the U.S. Department of Justice as having been made by the subsidiary to protect its employees from risks to their safety if the payments were not made. This self-disclosure led to our 2007 plea to one count of Engaging in Transactions with a Specially-Designated Global Terrorist Group without having first obtained a license from the U.S. Department of Treasury's Office of Foreign Assets Control. The plaintiffs claim that, as a result of such payments, we should be held legally responsible for the alleged injuries. Eight of the ATS lawsuits seek unspecified compensatory and punitive damages, as well as attorneys' fees and costs, with one seeking treble damages and disgorgement of profits without explanation. The other ATS lawsuit contains a specific demand of $10 million in compensatory damages and $10 million in punitive damages for each of the several hundred alleged victims in that suit. We also have received requests to participate in mediation in Colombia concerning similar claims, which could be followed by litigation in Colombia. All of the ATS lawsuits have been centralized in the U.S. District Court for the Southern District of Florida for consolidated or coordinated pretrial proceedings ("MDL Proceeding"). We believe the plaintiffs' claims are without merit and are defending ourselves vigorously.
Between June 2011 and March 2012, the court dismissed certain of the plaintiffs' claims, but allowed the plaintiffs to move forward with some ATS claims and claims asserted under Colombian law. In March 2012, the court granted our motion for interlocutory appeal of legal questions raised by the court's refusal to dismiss certain ATS claims, and, in September 2012, the U.S. Court of Appeals for the Eleventh Circuit granted permission to pursue the interlocutory appeal. In July 2014, the Eleventh Circuit reversed the district court's denial of the company's motion to dismiss and remanded the case for entry of an order dismissing the ATS claims. The Eleventh Circuit thereafter rejected the plaintiffs' requests to rehear the case. In December 2014, the plaintiffs filed a petition for certiorari with the U.S. Supreme Court seeking review of the Eleventh Circuit decision, and that petition is pending. We believe we have strong defenses to the plaintiffs' remaining claims in the ATS lawsuits.
In addition to the ATS lawsuits, between March 2008 and March 2011, four tort lawsuits were filed against us by American citizens who allege that they were kidnapped and held hostage by an armed group in Colombia, or that they are the survivors or the estate of a survivor of American nationals kidnapped and/or killed by the same group in Colombia. The plaintiffs in these cases make claims under the Antiterrorism Act and state tort laws (the "ATA lawsuits") and contend that we are liable because our former Colombian subsidiary allegedly provided material support to the armed group. The ATA lawsuits, which also have been centralized in the MDL Proceeding, seek unspecified compensatory damages, treble damages, attorneys' fees and costs and punitive damages. We believe the plaintiffs' claims are without merit and are defending ourselves vigorously.
In February 2010, our motion to dismiss one of the ATA lawsuits was granted in part and denied in part and in March 2012, our motions to dismiss the other ATA lawsuits were denied. In November 2012, one of the ATA lawsuits was dismissed after the parties reached a confidential settlement agreement. In July 2013, we filed a motion for reconsideration of the court's order denying our motions to dismiss the ATA lawsuits. In January 2015, the court granted our motion in part and denied it in part, refusing to dismiss all of the ATA claims. We believe we have strong defenses to the remaining claims in the ATA lawsuits.
Insurance Recovery. We have provided notice of the ATS and ATA lawsuits to the insurers that issued primary and excess general liability insurance policies during the relevant years. The insurers have either reserved the right to deny coverage or denied coverage for these lawsuits. In 2008, we commenced litigation in state court in Ohio against three of our primary insurers seeking coverage for defense costs incurred in connection with the ATA and ATS lawsuits; a fourth primary insurer was later joined to that lawsuit. We entered into settlement agreements under which three of our primary insurers agreed to pay, in total, approximately 40 percent of our defense costs in the ATA and ATS lawsuits. In late 2012, one of these settling insurers paid the full amount of a settlement in an ATA lawsuit. In June 2013, we received notice that the two other settling insurers, which had been paying approximately 1 percent of our defense costs, had been placed in liquidation. The fourth primary insurer, National Union, did not settle. In March 2013, the Ohio Court of Appeals held that National Union is not obligated to provide coverage for defense costs in the ATS and ATA lawsuits. The Ohio Supreme Court declined to accept the case for review.
As of December 31, 2014, National Union had paid us $12 million as reimbursement for defense costs. This sum, and an additional $1 million of interest, is being deferred in "Accrued Liabilities" on the Consolidated Balance Sheet because National Union asserts that it is entitled to obtain reimbursement of this amount from us based on the outcome of its appeal in the coverage case. In June 2014, after remand from the Ohio Court of Appeals, the trial court ruled that National Union is entitled to reimbursement of the defense costs that it has already paid plus interest. The company has appealed that ruling and secured a stay of the judgment ordering us to reimburse National Union pending the appeal.
In August 2013, one of the settling primary insurers, Federal, filed a lawsuit in state court in Ohio seeking a declaratory judgment that, based on the Ohio Court of Appeals’ March 2013 decision regarding National Union’s defense obligations, Federal has no obligation to provide coverage for any settlements or judgments that may be incurred by us in the ATS and ATA lawsuits. In February 2014, a group of insurers that are affiliated with Travelers and that issued umbrella and excess policies to us filed a lawsuit in state court in Ohio seeking a declaratory judgment that they have no obligation to provide coverage for defense costs or settlements or judgments that may be incurred by us in the ATS and ATA lawsuits. In May 2014, the trial court ruled that Federal's lawsuit is premature and granted the company's motion to stay until the underlying tort lawsuits are resolved. Federal has not appealed that ruling. In June 2014, we filed a motion to dismiss or stay the Travelers' insurers complaint, and in August the parties filed a joint motion for a stay of proceedings. We believe that Travelers' lawsuit is also premature and will defend ourselves vigorously.
Neither the Ohio Court of Appeals' ruling nor Federal's lawsuit impacts Federal's obligation to reimburse 40 percent of defense costs pursuant to the terms of its settlement agreement with Chiquita. There can be no assurance that the insurers will provide any additional coverage for these claims.
Colombia Investigation. The Colombian Attorney General's Office has been conducting an investigation into payments made by companies in the banana industry to paramilitary groups in Colombia. Included within the scope of the investigation are the payments that were the subject of the 2007 plea in the United States. In March 2012, the prosecutor in charge of the investigation issued a decision which concluded that our former Colombian subsidiary had made payments in response to extortion demands and that the payments were not illegal under Colombian law. Based on these findings, the prosecutor closed the investigation. As provided for under Colombian law, the prosecutor's decision was reviewed by senior officials in the Colombian Attorney General's office pursuant to a legal standard specifying that any evidence in the record suggesting that a crime may have occurred is sufficient to justify the reopening of the investigation. Applying this standard, in December 2012, the Colombian Attorney General's Office determined that the investigation should continue and not be closed. The Attorney General's office did not make any finding that persons connected with our former Colombian subsidiary committed wrongdoing of any kind, only that the matter warrants further investigation. We believe that we have at all times complied with Colombian law.
ITALIAN CUSTOMS AND TAX CASES
1998-2000 Cases. In October 2004, our Italian subsidiary, Chiquita Italia, received the first of several notices from various customs authorities in Italy stating that it is potentially liable for additional duties and taxes on the import of bananas by Socoba S.r.l. ("Socoba") from 1998 to 2000 for sale to Chiquita Italia. The customs authorities claim that (i) the amounts are due because these bananas were imported with licenses (purportedly issued by Spain) that were subsequently determined to have been forged and (ii) Chiquita Italia should be jointly liable with Socoba because (a) Socoba was controlled by a former general manager of Chiquita Italia and (b) the import transactions benefited Chiquita Italia, which arranged for Socoba to purchase the bananas from another subsidiary of ours and, after customs clearance, sell them to Chiquita Italia. Chiquita Italia is contesting these claims, principally on the basis of its good faith belief at the time the import licenses were obtained and used that they were valid.
Separate civil customs proceedings were ultimately brought against Chiquita Italia in four Italian jurisdictions, Genoa, Trento, Aosta and Alessandria. In Genoa the Court of Cassation, the highest level of appeal in Italy, issued a decision in favor of Chiquita Italia in September 2013. In Trento the Court of Cassation issued a decision during the fourth quarter of 2013 in favor of Chiquita Italia as to approximately €5.5 million of the €6.6 million total claim including interest, with the remaining amount ruled payable by Chiquita Italia from the deposits already made in these matters. In April 2014, the Italian customs authority filed a request for revocation of this Court of Cassation decision, a request which we do not believe is permitted under Italian law. In Alessandria, Chiquita Italia lost at the trial level, appealed and a favorable decision was published in April 2014. The authorities have the right to appeal this decision. In Aosta, Chiquita Italia lost at the trial level, appealed and the decision is pending. Socoba brought a claim in Rome trial court (and Chiquita Italia intervened voluntarily) on the issue of whether the forged Spanish licenses used by Socoba should be regarded as genuine in view of the apparent inability to distinguish between genuine and forged licenses. In an October 2010 decision, the Rome trial court rejected Socoba's claim that the licenses should be considered genuine on the basis that Socoba had not sufficiently demonstrated how similar the forged licenses were to genuine Spanish licenses. Socoba has appealed this decision. In an unrelated case addressing similar forged Spanish licenses used in Belgium, the EU Commission advised the customs authorities the same types of licenses challenged in Italy appeared valid on their face and should be treated as genuine.

Under Italian law, the amounts claimed in the Trento, Alessandria, Aosta and Genoa cases became due and payable notwithstanding the pending appeals. Deposits made in these cases are deferred in "Investments and other assets, net" on the Consolidated Balance Sheets pending resolution of the appeals process. A summary of claims and deposits paid as of December 31, 2014 is as follows:

	Claim (In millions)	Interest and Penalties Claimed (In millions)	Total Claim (In millions)	Deposits Paid Pending Appeal (In millions)
Trento	€3.3	€3.3	€6.6	€6.6
Following the decisions in Trento, Chiquita Italia is entitled to claim reimbursement of approximately €5.5 million of the deposited amounts plus interest (or to apply to deposit requirements in other matters).

Alessandria	€0.3	€0.2	€0.5	€0.5	Deposits paid in 36 equal installments ended March 2012.
Aosta	€1.2	€1.1	€2.3	€2.3	Monthly deposit payments of €34 thousand began in November 2012. In December 2013 €589 thousand was applied from the Tax assessment of 2004 payments.
Genoa (Resolved favorably)	€7.4	€1.0	€8.4	€0.0
Following the decision in Genoa in favor of Chiquita Italia, Chiquita Italia was entitled to claim reimbursement of deposited amounts plus interest. The deposited amounts (€1.6 million) have been used to offset deposit requirements in the Customs Tax Assessment for 2004/2005.

2004-2005 Cases. In 2008, Chiquita Italia was required to provide documents and information to the Italian fiscal police in connection with a criminal investigation into imports of bananas by Chiquita Italia during 2004 and 2005, and the payment of customs duties on these imports. The focus of the investigation was an importation process whereby we sold some of our bananas to holders of import licenses who imported the bananas and resold them to Chiquita Italia (indirect import challenge), a practice we believe was legitimate under both Italian and EU law and which was widely accepted by authorities across the EU and by the EC. In June 2012, the Italian courts acquitted Chiquita Italia parties of all charges relating to 2004, and in December 2013 relating to 2005. There are no further criminal charges pending.

Tax authorities issued assessment notices for 2004 and 2005, which we appealed to the first level Rome tax court. In June 2011, the court rejected our appeal for the 2004 assessment. Chiquita Italia again appealed this decision and, in October 2012, the appeals court ruled in favor of Chiquita Italia with respect to 2004. A significant portion of the 2005 income tax assessment has been withdrawn by the tax authorities and an appeal for the remaining portion is pending. Separately, customs authorities have also issued assessments for these cases. Chiquita Italia's appeals of these customs assessments were rejected by the first level Rome tax court and the regional court. Chiquita Italia has appealed the decisions to the Court of Cassation, the highest level of appeal in Italy. In each case, Chiquita Italia has received payment notifications from the tax and customs authorities, but the 2004 tax assessment has been annulled based on the October 2012 appeals court ruling and the company is claiming reimbursement of payments made. Deposits made under these cases are deferred in "Investments and other assets, net" on the Consolidated Balance Sheets pending resolution of the appeals process. If Chiquita Italia ultimately prevails in its appeals, all amounts deposited should be reimbursed with interest. A summary of assessments and deposits paid is as follows:

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

Customs Tax Assessment for 2004/2005	€19.4	€10.2	€29.6	€17.9
Monthly deposit payments of €350 thousand began in September 2011 and will continue through September 2017, unless a successful appeals process is completed sooner. In June 2014 we received an additional assessment for a total value of €1.2M, for which a full deposit was made.

The fiscal police investigation also challenged the involvement of an entity of ours incorporated in Bermuda in the sale of bananas directly to Chiquita Italia (direct import challenge), as a result of which the tax authorities claimed additional taxes of €13 million ($17 million) for 2004 and €19 million ($26 million) for 2005, plus interest and penalties. In order to avoid a long and costly tax dispute, in April 2011, Chiquita Italia reached an agreement in principle with the Italian tax authorities to settle the dispute and recorded expense for the settlements at that time. Under the settlement, the tax authorities agreed that the Bermuda corporation's involvement in the importation of bananas was appropriate and Chiquita Italia agreed to an adjustment to the intercompany price paid by Chiquita Italia for the imported bananas it purchased from this company, resulting in a higher income tax liability for those years. Chiquita Italia paid a settlement of €3 million ($4 million) of additional income tax for 2004 and 2005, including interest and penalties, which was significantly below the amounts originally claimed. The portion of the settlement for 2005 is still subject to approval by the Rome tax court which is expected in due course. As part of the settlement, Chiquita Italia also agreed to an adjustment to its intercompany purchases of bananas for years 2006 through 2009, resulting in payments in June and July 2011 of €2 million ($3 million) of additional tax and interest to fully settle those years. The indirect import challenge described above is not part of the settlement.
Chiquita Italia continues to believe that it acted properly and that all the transactions for which it has received assessment notices were legitimate and reported appropriately, and, aside from those issues already settled, continues to vigorously defend the transactions at issue.
CONSUMPTION TAX REFUNDS
We have and have had several open cases seeking the refund of certain consumption taxes paid between 1980 and 1990 in various Italian jurisdictions. As gain contingencies, these refunds and any related interest are recognized when realized and all gain contingencies have been removed. In January 2012, we received €20 million ($24 million) related to a favorable decision from a court in Salerno, Italy. The claim is not considered resolved or realized, as the decision has been appealed to a higher court. Consequently, the receipt of cash has been deferred in "Other liabilities" on the Consolidated Balance Sheets. Decisions in one jurisdiction have no binding effect on pending claims in other jurisdictions and all unresolved claims may take years to resolve. If we were to lose on appeal, we may be required to repay the consumption tax refunds received with interest.

Note 22 — Supplemental Consolidating Financial Information
In connection with the 7.875% Notes, certain of our domestic subsidiaries (the "Guarantor Subsidiaries"), fully, unconditionally, jointly, and severally guaranteed the payment obligations under the notes. The Guarantor Subsidiaries are 100% owned direct and indirect subsidiaries of Chiquita Brands L.L.C. ("CBLLC" or the "Co-Issuer"), who is 100% owned by CBII ("CBII" or the "Parent Company"). The following supplemental financial information sets forth, on a consolidating basis, the balance sheets, statements of income, statements of comprehensive income and statements of cash flows for CBII, for CBLLC, for the Guarantor Subsidiaries and for our other subsidiaries (the "Non-Guarantor Subsidiaries").
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

Chiquita Brands International, Inc.
Condensed Consolidating Statement of Income
Year Ended December 31, 2014
(in thousands)
	CBII	CBLLC	Guarantor	Non-Guarantor	Consolidating	Company
	(Co-issuer)	(Co-issuer)	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net sales	$—	$955,302	$1,214,555	$2,088,245	$(1,167,878)	$3,090,224
Cost of sales	—	921,895	1,070,671	1,910,031	(1,167,480)	2,735,117
Selling, general and administrative	32,909	17,716	84,120	83,316	—	218,061
Depreciation	—	4,553	25,539	21,206	—	51,298
Amortization	—	—	9,342	26	—	9,368
Equity in (earnings) losses of investees	(63,586)	(96,919)	4,214	(2,750)	156,291	(2,750)
Transaction Costs	51,266	—	—	—	—	51,266
Restructuring and relocation costs	460	—	—	—	—	460
Operating income (loss)	(21,049)	108,057	20,669	76,416	(156,689)	27,404
Interest income	—	3	33	2,679	—	2,715
Interest expense	(21,735)	(36,707)	(2,989)	(465)	—	(61,896)
Loss on debt extinguishment	—	(521)	—	—	—	(521)
Other income (expense), net	—	—	300	(10,206)	—	(9,906)
Intercompany interest and other	580	(7,246)	(274)	6,542	398	—
Income (loss) from continuing operations before income taxes	(42,204)	63,586	17,739	74,966	(156,291)	(42,204)
Income tax (expense) benefit	(20,332)	(43,182)	749	(19,704)	62,137	(20,332)
Net income (loss)	$(62,536)	$20,404	$18,488	$55,262	$(94,154)	$(62,536)

Chiquita Brands International, Inc.
Condensed Consolidating Statement of Comprehensive Income
Year Ended December 31, 2014
(in thousands)
	CBII	CBLLC	Guarantor	Non-Guarantor	Consolidating	Company
	(Co-issuer)	(Co-issuer)	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net income (loss)	$(62,536)	$20,404	$18,488	$55,262	$(94,154)	$(62,536)
Unrealized foreign currency translation gains (losses)	—	—	—	16	—	16
Realized gains for foreign currency translation on business disposal reclassified into Other income (expense), net	—	—	—	163	—	163
Net other comprehensive income (loss) related to foreign currency translation	—	—	—	179	—	179

Unrealized gains (losses) on derivatives for the period	—	—	—	15,871	—	15,871
Derivative (gains) losses reclassified into Net sales	—	—	—	(7,391)	—	(7,391)
Derivative (gains) losses reclassified into Cost of sales	—	—	—	4,473	—	4,473
Net other comprehensive income (loss) related to derivatives	—	—	—	12,953	—	12,953

Actuarial gains (losses) for the period, net of tax	—	(4,719)		(3,901)	—	(8,620)
Pension cost amortization	—	410	—	779	—	1,189
Net other comprehensive income (loss) related to defined benefit pension and severance plans	—	(4,309)	—	(3,122)	—	(7,431)

Other comprehensive income (loss) of investments in subsidiaries	5,701	10,010	—	—	(15,711)	—

Comprehensive income (loss)	$(56,835)	$26,105	$18,488	$65,272	$(109,865)	$(56,835)

Chiquita Brands International, Inc.
Condensed Consolidating Statement of Income
Year Ended December 31, 2013
(in thousands)
	CBII	CBLLC	Guarantor	Non-Guarantor	Consolidating	Company
	(Co-issuer)	(Co-issuer)	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net sales	$—	$789,846	$1,231,560	$1,981,726	$(945,650)	$3,057,482
Cost of sales	—	774,653	1,102,136	1,777,275	(945,636)	2,708,428
Selling, general and administrative	36,970	15,726	89,680	91,330	—	233,706
Depreciation	—	5,604	27,958	22,353	—	55,915
Amortization	—	—	9,342	24	—	9,366
Equity in (earnings) losses of investees	(48,128)	(97,089)	(24)	(258)	145,241	(258)
Restructuring and relocation costs	(15)	353	145	(3)	—	480
Operating income (loss)	11,173	90,599	2,323	91,005	(145,255)	49,845
Interest income	—	17	171	2,668	—	2,856
Interest expense	(22,563)	(36,913)	(1,630)	(38)	—	(61,144)
Loss on debt extinguishment	(843)	(5,432)	—	—	—	(6,275)
Other income (expense), net	1,037	(143)	180	2,434	14	3,522
Income (loss) from continuing operations before income taxes	(11,196)	48,128	1,044	96,069	(145,241)	(11,196)
Income tax (expense) benefit	(4,619)	19,461	(1,240)	(7,619)	(10,602)	(4,619)
Net income (loss)	$(15,815)	$67,589	$(196)	$88,450	$(155,843)	$(15,815)

Chiquita Brands International, Inc.
Condensed Consolidating Statement of Comprehensive Income
Year Ended December 31, 2013
(in thousands)
	CBII	CBLLC	Guarantor	Non-Guarantor	Consolidating	Company
	(Co-issuer)	(Co-issuer)	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net income (loss)	$(15,815)	$67,589	$(196)	$88,450	$(155,843)	$(15,815)
Other comprehensive income (loss), net of tax where applicable:
Unrealized foreign currency translation gains (losses)	—	—	—	(349)	—	(349)

Change in fair value of available-for-sale investment	157	—	—	—	—	157
Realized gains of available-for-sale investment reclassified into Other income (expense), net	(561)	—	—	—	—	(561)
Net other comprehensive income (loss) related to available-for-sale investment	(404)	—	—	—	—	(404)

Unrealized gains (losses) on derivatives for the period	—	—	—	(11,111)	—	(11,111)
Derivative (gains) losses reclassified into Net Sales	—	—	—	29,858	—	29,858
Derivative (gains) losses reclassified into Cost of sales	—	—	—	(7,839)	—	(7,839)
Net other comprehensive income (loss) related to derivatives	—	—	—	10,908	—	10,908

Actuarial gains (losses) for the period, net of tax	—	5,697	—	(2,467)	—	3,230
Pension cost amortization	—	496	—	861	—	1,357
Net other comprehensive income (loss) related to defined benefit pension and severance plans	—	6,193	—	(1,606)	—	4,587

Other comprehensive income (loss) of investments in subsidiaries	15,146	8,953	—	—	(24,099)	—

Comprehensive income (loss)	$(1,073)	$82,735	$(196)	$97,403	$(179,942)	$(1,073)

Chiquita Brands International, Inc.
Condensed Consolidating Statement of Income
Year Ended December 31, 2012
(in thousands)
	CBII	CBLLC	Guarantor	Non-Guarantor	Consolidating	Company
	(Co-issuer)	(Co-issuer)	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net sales	$—	$707,939	$1,248,854	$1,987,888	$(866,344)	$3,078,337
Cost of sales	521	657,836	1,109,273	1,842,302	(866,892)	2,743,040
Selling, general and administrative	41,335	26,146	96,137	111,613	—	275,231
Depreciation	—	3,998	28,678	21,060	—	53,736
Amortization	—	—	9,394	24	—	9,418
Equity in (earnings) losses of investees and subsidiaries	220,010	215,479	(929)	33,433	(434,560)	33,433
Restructuring and relocation costs	11,065	6,391	13,182	4,791	—	35,429
Goodwill and trademark impairment	—	—	180,105	1,779	—	181,884
Operating income (loss)	(272,931)	(201,911)	(186,986)	(27,114)	435,108	(253,834)
Interest income	—	24	198	2,909	—	3,131
Interest expense	(27,167)	(17,813)	(80)	(239)	—	(45,299)
Loss on debt extinguishment	—	—	—	—	—	—
Other income (expense), net	320	(310)	1,028	(2,283)	(548)	(1,793)
Income (loss) from continuing operations before income taxes	(299,778)	(220,010)	(185,840)	(26,727)	434,560	(297,795)
Income tax (expense) benefit	(105,239)	(3,604)	17,855	(17,553)	3,302	(105,239)
Income (loss) from continuing operations	(405,017)	(223,614)	(167,985)	(44,280)	437,862	(403,034)
Loss from discontinued operations, net of income taxes	—	—	—	(1,983)	—	(1,983)
Net income (loss)	$(405,017)	$(223,614)	$(167,985)	$(46,263)	$437,862	$(405,017)

Chiquita Brands International, Inc.
Condensed Consolidating Statement of Comprehensive Income
Year Ended December 31, 2012
(in thousands)
	CBII	CBLLC	Guarantor	Non-Guarantor	Consolidating	Company
	(Co-issuer)	(Co-issuer)	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net income (loss)	$(405,017)	$(223,614)	$(167,985)	$(46,263)	$437,862	$(405,017)
Other comprehensive income (loss), net of tax where applicable:
Unrealized foreign currency translation gains (losses)	—	—	—	(194)	—	(194)

Change in fair value of available-for-sale investment	1,944	—	—	—	—	1,944
Realized gains of available-for-sale investment reclassified into Other income (expense), net	(722)	—	—	—	—	(722)
Net other comprehensive income (loss) related to available-for-sale investment	1,222	—	—	—	—	1,222

Unrealized gains (losses) on derivatives for the period	—	—	—	(16,928)	—	(16,928)
Derivative (gains) losses reclassified into Net Sales	—	—	—	(1,240)	—	(1,240)
Derivative (gains) losses reclassified into Cost of sales	—	—	—	(16,053)	—	(16,053)
Net other comprehensive income (loss) related to derivatives	—	—	—	(34,221)	—	(34,221)

Actuarial gains (losses) for the period, net of tax	—	(898)	—	1,087	—	189
Pension cost amortization	—	374	—	415	—	789
Net other comprehensive income (loss) related to defined benefit pension and severance plans	—	(524)	—	1,502	—	978

Other comprehensive income (loss) of investments in subsidiaries	(33,437)	(32,913)	—	—	66,350	—

Comprehensive income (loss)	$(437,232)	$(257,051)	$(167,985)	$(79,176)	$504,212	$(437,232)

Chiquita Brands International, Inc.
Condensed Consolidating Balance Sheet
December 31, 2014
(in thousands)
	CBII	CBLLC	Guarantor	Non-Guarantor	Consolidating	Company
	(Co-Issuer)	(Co-issuer)	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and equivalents	$—	$13,707	$—	$34,453	$—	$48,160
Trade receivables, less allowances	—	49,844	47,579	119,997	—	217,420
Other receivables, net	—	4,383	3,302	59,335	(210)	66,810
Inventories	—	9,657	34,331	153,319	—	197,307
Prepaid expenses	209	5,555	8,193	24,861	—	38,818
Other current assets	—	10,070	11,506	503	(7,530)	14,549
Total current assets	209	93,216	104,911	392,468	(7,740)	583,064
Property, plant and equipment, net	—	15,680	194,362	186,987	—	397,029
Investments and other assets, net	22,032	11,209	4,372	79,150	(6,543)	110,220
Trademarks	—	208,085	38,500	179,500	—	426,085
Goodwill	—	—	18,095	—	—	18,095
Other intangible assets, net	—	—	77,511	34	—	77,545
Investments in and accounts with subsidiaries	1,431,037	1,165,799	1,572	—	(2,598,408)	—
Due from affiliates	$84,298	$2,377,190	$1,537,915	$626,343	$(4,625,746)	$—
Total assets	$1,537,576	$3,871,179	$1,977,238	$1,464,482	$(7,238,437)	$1,612,038

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt and capital lease obligations	$—	$1,500	$1,674	$1,529	$—	$4,703
Accounts payable	6,795	7,672	86,010	122,809	—	223,286
Accrued liabilities	31,752	24,308	54,199	48,436	(7,740)	150,955
Total current liabilities	38,547	33,480	141,883	172,774	(7,740)	378,944
Long-term debt and capital lease obligations, net of current portion	176,431	415,858	39,945	5,284	—	637,518
Accrued pension and other employee benefits	14,637	6,549	—	68,195	—	89,381
Deferred tax liabilities	—	83,188	27,720	—	(6,543)	104,365
Due to affiliates	981,225	1,893,148	1,346,665	404,708	(4,625,746)	—
Other liabilities	3,402	7,919	21,979	45,196	—	78,496
Total liabilities	1,214,242	2,440,142	1,578,192	696,157	(4,640,029)	1,288,704
Commitments and contingencies
Total shareholders' equity	323,334	1,431,037	399,046	768,325	(2,598,408)	323,334
Total liabilities and shareholders' equity	$1,537,576	$3,871,179	$1,977,238	$1,464,482	$(7,238,437)	$1,612,038

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

Chiquita Brands International, Inc.
Condensed Consolidating Statement of Cash Flows
Year Ended December 31, 2014
(in thousands)
	CBII	CBLLC	Guarantor	Non-Guarantor	Consolidating	Company
	(Co-Issuer)	(Co-Issuer)	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash provided (used) by:
Operating cash flow	$—	$17,908	$9,028	$26,865	$—	$53,801

Capital expenditures	—	(3,403)	(13,289)	(32,959)	—	(49,651)
Net proceeds from sale of:
Equity method investments	—	—	—	3,671	—	3,671
Other long-term assets	—	—	1,219	1,685	—	2,904
Investing activity with subsidiaries	—	(4,583)	(570)	—	5,153	—
Other, net	—	—	—	(3,685)	—	(3,685)
Investing cash flow	—	(7,986)	(12,640)	(31,288)	5,153	(46,761)

Repayments of long-term debt and capital lease obligations	—	(11,500)	(831)	—	—	(12,331)
Borrowings under the 2013 ABL Revolver	—	24,000	—	—	—	24,000
Repayments of the 2013 ABL Revolver	—	(24,000)	—	—	—	(24,000)
Payments for debt modification and issuance costs	—	(266)	—	—	—	(266)
Payments of debt extinguishment costs	—	(300)	—	—	—	(300)
Financing activity with subsidiaries	—	—	4,443	710	(5,153)	—
Financing cash flow	—	(12,066)	3,612	710	(5,153)	(12,897)
Increase (decrease) in cash and equivalents	—	(2,144)	—	(3,713)	—	(5,857)
Cash and equivalents, beginning of period	—	15,851	—	38,166	—	54,017
Cash and equivalents, end of period	$—	$13,707	$—	$34,453	$—	$48,160

Chiquita Brands International, Inc.
Condensed Consolidating Statement of Cash Flows
Year Ended December 31, 2013
(in thousands)
	CBII	CBLLC	Guarantor	Non-Guarantor	Consolidating	Company
	(Co-Issuer)	(Co-Issuer)	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash provided (used) by:
Operating cash flow	$(4,420)	$49,260	$3,698	$42,941	$—	$91,479

Capital expenditures	—	(3,673)	(19,167)	(26,214)	—	(49,054)
Contribution to equity method investment	—	—	—	(18,422)	—	(18,422)
Net proceeds from sale of:
Equity method investments	—	—	—	3,396	—	3,396
Other long-term assets	1,819	—	7,645	313	—	9,777
Investing activity with subsidiaries	—	—	8,027	—	(8,027)	—
Other, net	—	—	—	3,541	—	3,541
Investing cash flow	1,819	(3,673)	(3,495)	(37,386)	(8,027)	(50,762)

Issuances of long-term debt	—	429,415	—	—	—	429,415
Repayments of long-term debt and capital lease obligations	—	(412,901)	(203)	(86)	—	(413,190)
Borrowings under the 2013 ABL Revolver	—	36,590	—	—	—	36,590
Repayments of the 2013 ABL Revolver	—	(36,590)	—	—	—	(36,590)
Repayments of the Credit Facility Revolver	—	(40,000)	—	—	—	(40,000)
Payments for debt modification and issuance costs	—	(13,951)	—	—	—	(13,951)
Financing activity with subsidiaries	—	(5,003)	—	(3,024)	8,027	—
Financing cash flow	—	(42,440)	(203)	(3,110)	8,027	(37,726)
Increase (decrease) in cash and equivalents	(2,601)	3,147	—	2,445	—	2,991
Cash and equivalents, beginning of period	2,601	12,704	—	35,721	—	51,026
Cash and equivalents, end of period	$—	$15,851	$—	$38,166	$—	$54,017

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

Note 23 — Quarterly Financial Data (Unaudited)
The following quarterly financial data are unaudited, but in the opinion of management include all necessary adjustments, of a normal and recurring nature, for a fair statement of the interim results. Our results are subject to significant seasonal variations and interim results are not indicative of the results of operations for the full fiscal year. Our results during the third and fourth quarters are generally weaker than in the first half of the year due to increased availability of competing fruits and resulting lower banana prices, as well as seasonally lower consumption of salads in the fourth quarter, though in some years supply and demand conditions may cause different earnings patterns.
Per share results include the effect, if dilutive, of the assumed conversion of the Convertible Notes, options and other stock awards into common stock during the period presented. The effects of assumed conversions are determined independently for each respective quarter and year and may not be dilutive during every period due to variations in net income (loss) and average stock price. Therefore, the sum of quarterly per share results will not necessarily equal the per share results for the full year. For the quarters ended December 31, 2014, September 30, 2014 and March 31, 2014, the shares used to calculate diluted EPS would have been 48.5 million, 48.4 million and 48.0 million, respectively, if we had generated net income. For the quarters ended December 31, 2013 and September 30, 2013, the shares used to calculate diluted EPS would have been 47.7 million and 47.9 million, respectively, if we had generated net income.
We recorded out of period adjustments for income tax benefit (expense) in the second and fourth quarters of 2013 of $3 million and $(2) million, respectively. Adjustments in 2013 relate to 2012 and prior periods. These corrections had an insignificant effect on all affected annual and quarterly periods and line items based on a quantitative and qualitative evaluation.

2014 (In thousands, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Net sales	$761,990	$825,847	$738,551	$763,836
Cost of sales	685,252	716,307	663,536	670,022
Gross profit	76,738	109,540	75,015	93,814
Operating income (loss)	588	36,733	(1,438)	(8,479)
Net income (loss)	(24,603)	17,836	(17,956)	(37,813)

Common stock market price:
High	$12.45	$12.64	$14.35	$14.48
Low	10.02	10.10	9.59	13.16

2013 (In thousands, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Net sales	$774,252	$812,171	$723,062	$747,997
Cost of sales	679,151	693,346	645,170	690,761
Gross profit	95,101	118,825	77,892	57,236
Operating income (loss)	25,138	40,576	1,153	(17,022)
Net income (loss)	2,377	31,100	(17,814)	(31,478)

Common stock market price:
High	$8.25	$11.05	$13.57	$12.90
Low	6.10	7.05	11.03	9.41

Chiquita Brands International, Inc.
SELECTED FINANCIAL DATA

	Year Ended December 31,
(In thousands, except per share amounts)	2014	2013	2012	2011	2010
FINANCIAL CONDITION
Working capital	$204,120	$220,617	$200,144	$321,348	$396,707
Capital expenditures	49,651	49,054	53,440	75,535	65,542
Total assets	1,612,038	1,659,138	1,697,762	1,937,959	2,067,146
Capitalization:
Short-term debt	4,703	2,271	65,008	16,774	20,169
Long-term debt	637,518	629,353	540,517	555,705	613,973
Shareholders’ equity	323,334	374,438	370,402	800,070	739,988
OPERATIONS
Net sales	$3,090,224	$3,057,482	$3,078,337	$3,139,296	$3,227,432
Operating income (loss)[1]	27,404	49,845	(253,834)	33,740	107,660
Income (loss) from continuing operations[1]	(62,536)	(15,815)	(403,034)	56,836	60,623
(Loss) from discontinued operations, net of income tax	—	—	(1,983)	—	(3,268)
Net income (loss)[1]	(62,536)	(15,815)	(405,017)	56,836	57,355
SHARE DATA
Shares used to calculate net income (loss) per common share – diluted	46,963	46,577	46,059	46,286	45,850
Net income (loss) per common share—diluted:
Continuing operations	$(1.33)	$(0.34)	$(8.75)	$1.23	$1.32
Discontinued operations	—	—	(0.04)	—	(0.07)
	$(1.33)	$(0.34)	$(8.79)	$1.23	$1.25
Dividends declared per common share	$—	$—	$—	$—	$—
Market price per common share:
High	$14.48	$13.57	$10.37	$17.19	$18.46
Low	9.59	6.10	4.66	7.64	11.18
End of period	14.46	11.70	8.25	8.34	14.02

[1]
2012 includes $180 million ($171 million after-tax) of goodwill and trademark impairment in the Salads and Healthy Snacks segment. 2012 also includes $130 million of income tax expense related to establishing a valuation allowance for U.S. deferred tax assets. 2011 includes an $87 million income tax benefit for releasing valuation allowances for U.S. deferred tax assets.

See Note 1 to the Consolidated Financial Statements for information on significant events in January and February 2015, including the acquisition. See Note 2 to the Consolidated Financial Statements for information on discontinued operations. See Management's Discussion and Analysis of Financial Condition and Results of Operations for information related to significant items affecting operating income (loss) for 2014, 2013 and 2012.